Form 20-F
period 2002-12-31
QUINENCO SA
filed 2003-06-30
CIK 1040649

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM 20-F
                                   ----------

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from          to

                         Commission file number 1-14656

                                  Quinenco S.A.
             (Exact name of Registrant as specified in its charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                Republic of Chile
                 (Jurisdiction of incorporation or organization)

         Enrique Foster Sur 20, 14th Floor, Las Condes, Santiago, Chile
                    (Address of principal executive offices)

                                   ----------

 Securities registered or to be registered pursuant to Section 12(b) of the Act

                 Title of each class                                  Name of each exchange on which registered
                 -------------------                                  -----------------------------------------
     American Depositary Shares representing Common Stock                     New York Stock Exchange
     Common Stock, without par value                                          New York Stock Exchange*

----------
* Not for trading, but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                 Not applicable

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.
                                 Not applicable

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    Common stock, without par value...........................1,079,740,079

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

      Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 |_| Item 18 |X|

================================================================================

                                TABLE OF CONTENTS

                                                                                                        Page
                                                                                                        ----
INTRODUCTION..............................................................................................ii

           INCORPORATION BY REFERENCE....................................................................iii
           EXCHANGE RATES AND CURRENCY...................................................................iii
           PRESENTATION OF MARKET SHARE AND OTHER INFORMATION.............................................iv
           FORWARD-LOOKING STATEMENTS.....................................................................vi

PART I.....................................................................................................1

           Item 1.  Identity of Directors, Senior Management and Advisers..................................1
           Item 2.  Offer Statistics and Expected Timetable................................................1
           Item 3.  Key Information........................................................................1
           Item 4.  Information on the Company.............................................................8
           Item 5.  Operating and Financial Review and Prospects..........................................70

Contractual Obligations and Commercial Commitments.......................................................109

           Contractual Commitments.......................................................................109
           Commercial Commitments........................................................................109
           Item 6.  Directors, Senior Management and Employees...........................................110
           Item 7.  Major Shareholders and Related Party Transactions....................................119
           Item 8.  Financial Information................................................................121
           Item 9.  The Offer and Listing................................................................125
           Item 10. Additional Information...............................................................129
           Item 11. Quantitative and Qualitative Disclosures About Market Risk...........................139
           Item 12. Description of Securities Other than Equity Securities...............................142

PART II..................................................................................................142

           Item 13. Defaults, Dividend Arrearages and Delinquencies......................................142
           Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds.........142
           Item 15. (Reserved)...........................................................................142
           Item 16. (Reserved)...........................................................................142

PART III.................................................................................................142

           Item 17. Financial Statements.................................................................142
           Item 18. Financial Statements.................................................................142
           Item 19. Exhibits.............................................................................143

                                  INTRODUCTION

      Quinenco S.A. is a sociedad anonima abierta (open stock corporation) organized under the laws of the Republic of Chile ("Chile"). Unless the context otherwise requires, references herein to "Quinenco" are to Quinenco S.A. and references herein to the "Company" are to Quinenco together with its consolidated subsidiaries and the companies in which Quinenco holds significant non-consolidated equity interests. Unless the context otherwise requires:

o "Madeco" refers to Madeco S.A., a consolidated subsidiary 53.4%-owned and 76.8%-owned by Quinenco, together with Madeco's consolidated subsidiaries as of December 31, 2002 and June 6, 2003, respectively.

o "Telsur" refers to Compania Nacional de Telefonos, Telefonica del Sur S.A., a consolidated subsidiary, 73.6%-owned by Quinenco through its subsidiary VTR S.A. ("VTR"), together with Telsur's consolidated subsidiaries.

o "Lucchetti" refers to Empresas Lucchetti S.A., a 93.7%-owned consolidated subsidiary of Quinenco, together with Lucchetti's consolidated subsidiaries.

o "Hoteles Carrera" refers to Hoteles Carrera S.A., an 89.9%-owned consolidated subsidiary of Quinenco.

o "CCU" refers to Compania Cervecerias Unidas S.A., in which Quinenco owns an indirect 30.8% non-consolidated equity interest, together with CCU's consolidated subsidiaries.

o "LQIF" refers to LQ Inversiones Financieras S.A., a 99.9%-owned consolidated subsidiary of Quinenco.

o "Banco de Chile" refers to Banco de Chile, a 52.2% non-consolidated subsidiary of Quinenco, together with its consolidated subsidiaries.

o "Habitaria" refers to Habitaria S.A., in which Quinenco owns a 50.0% non-consolidated equity interest, together with Habitaria's consolidated subsidiaries.

o "Entel" refers to Empresa Nacional de Telecomunicaciones S.A., in which Quinenco owned a 5.7% non-consolidated equity interest as of December 31, 2002.

o "Banco Edwards" refers to Banco de A. Edwards, a 51.2%-owned non-consolidated subsidiary of Quinenco, together with its consolidated subsidiaries as of December 31, 2000 and 2001. Effective January 1, 2002, Banco Edwards was merged into Banco de Chile, which is the surviving entity.

o "Plava Laguna" refers to Plava Laguna d.d., in which Quinenco owned a 39.4% non-consolidated equity interest until August 20, 2001. On that date, Quinenco completed the divestiture of its 39.4% interest in Plava Laguna.

      Unless otherwise indicated, references herein to Quinenco's percentage ownership of Madeco, Telsur, Lucchetti, Hoteles Carrera, CCU, Banco Edwards, Habitaria, Entel and Plava Laguna are to the percentage of the effective economic interest owned by Quinenco, and in certain cases, by intermediate holding companies of Quinenco. References herein to Quinenco's percentage ownership of Banco de Chile are to the percentage of voting rights owned by Quinenco, either directly or through intermediate holding companies. See "Item
5. Operating and Financial Review and Prospects".

      The condensed financial statements of Telsur, Lucchetti, Hoteles Carrera and Habitaria set forth in Item 4 of this Annual Report are derived from the financial statements of the respective companies which, as of and for the years ended December 31, 2000, have been audited by PricewaterhouseCoopers, as of and for the year ended December 31, 2001 and 2002 have been audited by Ernst & Young Servicios Profesionales de Auditoria y Asesoria Limitada ("Ernst & Young Limitada").

      The condensed financial statements of Madeco set forth in Item 4 of this Annual Report are derived from the financial statements of Madeco, which, as of and for the years ended December 31, 2000, 2001 and 2002, have been audited by Deloitte & Touche.

      The condensed financial statements of Banco de Chile set forth in Item 4 of this Annual Report are derived from the financial statements of Banco de Chile, which, as of and for the years ended December 31, 2000, 2001 and 2002, have been audited by Ernst & Young Limitada.

      The condensed financial statements of CCU set forth in Item 4 of this Annual Report are derived from the financial statements of CCU, which, as of and for the years ended December 31, 2000, 2001 and 2002 have been audited by PricewaterhouseCoopers.

      The condensed financial statements of Entel set forth in Item 4 of this Annual Report are derived from Entel's Annual Report corresponding to the year 2002, the financial statements of which, as of and for the years ended December 31, 2000, 2001 and 2002 have been audited by Deloitte & Touche.

                            REQUESTS FOR INFORMATION

      Written requests for copies of this Annual Report should be directed to Quinenco S.A., Enrique Foster Sur 20, 15th Floor, Las Condes, Santiago, Chile,
Attention: Cindi Freeman, Investor Relations Officer. Facsimile requests may be sent to (56-2) 245-6241. Telephone requests may be directed to (56-2) 750-7221 or (56-2) 750-7100. Email requests may be directed to cfreeman@lq.cl. Additional information, including this Annual Report, may be found on the Company's website at www.quinenco.cl or www.quinencogroup.com. The contents of the Company's website are not incorporated into this Annual Report.

                           INCORPORATION BY REFERENCE

      The Company incorporates by reference in this Annual Report on Form 20-F
(1) Banco de Chile's financial statements at December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 which are included as
Item 18 of Banco de Chile's Annual Report on Form 20-F for the year ended December 31, 2002 ("Banco de Chile's Annual Report) and (2) Banco de Chile's Guide 3 Data which is included in Item 4 of such Annual Report "Information on the Company - Selected Statistical Information". (3) Banco Edwards' financial statements at December 31, 2000 and 2001 and for the years ended December 31, 2000 and 2001 which are included as Item 18 of Banco Edwards' Annual Report on Form 20-F for the year ended December 31, 2001 ("Banco Edwards' Annual Report"),
(4) Banco Edwards' Guide 3 Data which is included in Item 4 of such Annual Report "Information on the Company - Selected Statistical Information".

                           EXCHANGE RATES AND CURRENCY

      Quinenco prepares its financial statements in Chilean pesos and in conformity with Chilean generally accepted accounting principles ("Chilean GAAP"). Chilean GAAP as applied to Quinenco differs in certain important respects from generally accepted accounting practices in the United States of America ("U.S. GAAP"). See Note 27 to the audited consolidated financial statements of the Company at December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 (together with the notes thereto, the "Consolidated Financial Statements") contained elsewhere in this Annual Report for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the

Company and a reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods and as of the dates therein indicated.

      Unless otherwise indicated, financial data for all periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos as of December 31, 2002. See Notes 2(b) and 3 to the Consolidated Financial Statements. Transactions which are described herein and which have taken place during 2003 are stated in Chilean pesos as of the transaction date, unless otherwise indicated.

      In this Annual Report, references to "U.S. dollars", "dollars", "$" or "US$" are to United States dollars, references to "pesos" or "Ch$" are to Chilean pesos, and references to "UF" are to Unidades de Fomento, which are inflation-indexed, peso-denominated monetary units. The UF rate is set daily in advance based on changes in the previous month's inflation rate in Chile. See
Note 2(b) to the Consolidated Financial Statements. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Due to the effects of rounding, certain totals may not appear to directly reflect the sums of their components. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos based on the Dolar Observado (the "Observed Exchange Rate") reported by the Banco Central de Chile (the "Central Bank of Chile" or "Central Bank") for December 31, 2002, which was Ch$718.61 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. The Observed Exchange Rate for June 17, 2003 was Ch$ 705.24 = per US$1.00.

               PRESENTATION OF MARKET SHARE AND OTHER INFORMATION

      The market share and other operating and statistical data contained in this Annual Report have been compiled by the Company based upon statistics and other information obtained from several third-party sources.

      Market shares of bank loans, risk indexes and other operating and statistical data for the financial services industry in Chile are estimated by the Company based on information published by the Chilean Superintendency of Banks and Financial Institutions ("SBIF").

      CCU's estimates of market share are based on statistics published or made available by the single market research company that conducts store audits in Chile, A.C. Nielsen Chile S.A. ("Nielsen"), in the case of beer, soft drinks, mineral water and wine sales in Chile; the Camara de la Industria Cervecera Argentina (Argentine Beer Industry Chamber, or "CICA") in the case of beer sales in Argentina; the Croatian Beer Industry Association in the case of beer sales in Croatia; the Asociacion Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or "ANBER") in the case of soft drinks and mineral water; the Servicio Agricola Ganadero (Agricultural and Livestock Service, or "SAG") in the case of wine sales in Chile; and the Asociacion de Vinas de Chile, A.G. (the "Wineries of Chile Association") in the case of Chilean wine exports. The Company believes that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect the Company's market share or industry sales volumes. For example, the Nielsen sampling base includes only the metropolitan areas of Chile and not the rural areas of the country, where the Company believes its beer market share is higher than in the metropolitan areas, due to its distribution system. Likewise, the sales of two of the Company's Argentine competitors are not reflected in CICA's statistics because these two companies are not members of CICA.

Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares do not coincide with publicly available information of sales volume of the Company and its competitors. As a consequence, the Company has revised the share estimates from the sources identified below for Chilean and Argentine beer sales and soft drink and mineral water sales to reflect what it believes is a more accurate measure of market shares, taking into account (i) reports published by the Instituto Nacional de Estadisticas (the Chilean National Institute of Statistics, or the "INE"), (ii) the Company's internal sales data, (iii) sales information filed publicly by the Company's competitors,
(iv) equity research analyst reports and (v) import and export reports made available by Chilean and Argentine customs authorities. However, the Company's revised estimates have not been confirmed by independent sources. Certain amounts (including percentage amounts) which appear herein have been rounded and may not sum exactly to the totals shown.

      Market share, volume and consumption data with respect to Lucchetti's food products business in Chile are based on data supplied by Nielsen Chile. Because Nielsen Chile's reports primarily cover supermarket volume sales in the Santiago Metropolitan Region and urban centers in the remaining regions of Chile, the Company's estimates of market share for its food products in the country as a whole are based in part on information made public by the Company's competitors and on its own periodic analysis. Consumption and market share data for the Company's pasta businesses in Peru and Argentina are estimated by the Company on the basis of information supplied by Samimp S.A. and A.C. Nielsen Argentina S.A., respectively.

      The Company estimates market share and other operating and statistical data with respect to its telecommunications business in Chile on the basis of information supplied by the Chilean Undersecretary of Telecommunications and on its own analysis of information provided by market participants, primarily Compania de Telecomunicaciones de Chile ("Telefonica CTC"), the leading telephony provider in Chile.

      The Company bases its estimates of market share and other operating and statistical data with respect to Madeco's manufacturing businesses on its own analysis of available information which includes: (i) Madeco's internal production and sales data; (ii) import and export reports made available by customs' authorities in each country in which Madeco operates; (iii) copper sales reports from the Corporacion Chilena del Cobre (The Chilean Copper Corporation); (iv) production reports from Madeco's suppliers of copper rods;
(v) import and export reports provided by Central Banks; (vi) sales information filed publicly by some of Madeco's competitors; and (vii) information informally obtained from market participants and Madeco's suppliers. No third parties or other independent companies have provided estimates or confirmed Madeco's market share calculations and estimates. Sources that use methodologies which are not identical to Madeco's may produce different results.

      Occupancy rates and market share data for the Company's hotel business are estimated by the Company on the basis of information collected from market participants.

      Habitaria bases its market share estimates on figures provided by the Camara Chilena de la Construccion (The Chilean Construction Commerce) and on reports and analysis generated internally.

      Unless otherwise specified, per capita consumption data for countries in which the Company operates and all regions within them are based on relevant volume and consumption information provided by the sources described in this section and on data derived by the Company from the most recent public censuses of populations.

      Sources other than the Company use methodologies which are not identical to the Company's and may produce results that differ from the Company's own estimates.

                           FORWARD-LOOKING STATEMENTS

      This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. They also relate to the Company's future prospects, development and business strategies.

      These forward-looking statements are identified by the use of terms and phrases such as "anticipates", "believes", "could", "expects", "intends", "may", "plans", "predicts", "projects", "will" and similar terms and phrases. The Company cautions the reader that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation (1) adverse changes in the Chilean economy with respect to the rates of inflation and economic growth, currency devaluations and other factors, (2) adverse changes in the international markets for the Company's products, including markets in other Latin American countries, such as Brazil and Argentina, as well as markets in Asia and (3) other factors discussed under "Item 4B. Business Overview", "Item 5. Operating and Financial Review and Prospects" and "Item 7A. Major Shareholders" herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

A. Selected Financial Data

      The selected consolidated financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Annual Report. The summary financial data for the Company as of and for the years ended December 31, 1998, 1999 and 2000 is derived from the Consolidated Financial Statements of the Company appearing elsewhere in this Annual Report, which have been audited by PricewaterhouseCoopers, independent accountants. The summary financial data for the Company for the years ended December 31, 2001 and 2002 is derived from the Consolidated Financial Statements of the Company, which have been audited by Ernst & Young Limitada. The reports of Ernst & Young Limitada and PricewaterhouseCoopers on the Consolidated Financial Statements of the Company appear elsewhere in this Annual Report.

      The Consolidated Financial Statements of the Company have been prepared in accordance with Chilean GAAP, which differs in certain material respects from U.S. GAAP. Note 27 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods and as of the dates covered thereby.

      In accordance with Chilean GAAP, financial data included in the Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2002. See Notes 2(b) and 3 to the Consolidated Financial Statements.

                                                                   At or for the Year Ended December 31,
                                           ----------------------------------------------------------------------------------------
                                                 1998           1999            2000           2001            2002            2002
                                                 ----           ----            ----           ----            ----            ----
                                              (in millions of constant Ch$ or thousands of U.S. dollars, except per share amounts)
QUINENCO CONSOLIDATED
Income Statement Data:
Chilean GAAP:
Net sales                                  Ch$614,834     Ch$452,157      Ch$479,743     Ch$488,258      Ch$396,299      US$551,479
Cost of sales                                (443,046)      (367,879)       (383,003)      (387,902)       (315,942)       (439,656)
Administrative and selling expenses          (120,420)      (106,599)        (80,095)       (82,315)        (70,080)        (97,522)
                                           ----------     ----------      ----------     ----------      ----------      ----------
Operating income (loss)                        51,368        (22,321)         16,645         18,041          10,277          14,301
Operating income (loss) per share            Ch$47.57      Ch$(20.67)       Ch$15.42       Ch$16.71         Ch$9.52        US$13.24
Interest income                                21,447         21,600           9,041          8,178           5,348           7,442
Non-operating income                           53,148        294,392          35,325        106,024          33,542          46,677
Interest expense                              (52,323)       (44,430)        (39,242)       (60,779)        (50,727)        (70,591)
Non-operating expense                         (14,930)       (56,560)        (36,139)       (71,879)        (85,688)       (119,241)
Price-level restatement gain (loss)            (8,341)        13,988          (6,343)       (10,951)         (8,896)        (12,379)
                                           ----------     ----------      ----------     ----------      ----------      ----------
Non-operating results (1)(2)(3)(4)(5)            (999)       228,990         (37,358)       (29,407)       (106,421)       (148,092)
                                           ----------     ----------      ----------     ----------      ----------      ----------
Income (loss) before taxes and
minority interests                             50,369        206,669         (20,713)       (11,366)        (96,144)       (133,791)
Income taxes                                   (7,645)       (23,791)          7,541          4,893             142             197
                                           ----------     ----------      ----------     ----------      ----------      ----------
Income (loss) before minority interest         42,724        182,878         (13,172)        (6,473)        (96,002)       (133,594)
Minority interest                             (12,678)        (4,639)          7,174         22,448          20,522          28,558
                                           ----------     ----------      ----------     ----------      ----------      ----------
Net income (loss)                           Ch$30,046     Ch$178,239       Ch$(5,998)     Ch$15,975      Ch$(75,480)    US$(105,036)
                                           ==========     ==========      ==========     ==========      ==========      ==========
Net income (loss) per share                  Ch$27.83      Ch$165.08        Ch$(5.55)      Ch$14.80       Ch$(69.91)      US$(97.28)
Dividends per share                          Ch$34.91        Ch$8.29        Ch$48.37          Ch$--         Ch$5.89         US$0.01
U.S. GAAP:
Net sales (Non-financial services)         Ch$614,833     Ch$452,157      Ch$479,744     Ch$488,241      Ch$395,655      US$550,584
Net interest revenue and expenses
(Financial services) (2)(3)                        --         26,746         108,008        319,841         391,695         545,073
Net income (loss)                            Ch$4,860     Ch$189,408      Ch$(20,493)     Ch$11,243      Ch$(73,579)    US$(102,391)
Net income (loss) per share                   Ch$4.50      Ch$175.42       Ch$(18.98)      Ch$10.41       Ch$(68.18)      US$(0.095)

Balance Sheet Data: (at year end)
Chilean GAAP:
Cash and cash equivalents                  Ch$166,015     Ch$135,665      Ch$139,498      Ch$54,501       Ch$93,087      US$129,538
Total current assets                          452,394        427,138         395,437        273,724         258,591         359,849
Property, plant and equipment                 552,798        468,239         434,787        430,318         392,467         546,147
Total assets                                1,462,067      1,443,616       1,448,664      1,608,080       1,523,238       2,119,701
Current liabilities                           286,562        327,500         348,272        263,643         303,822         422,791
Long-term liabilities                         376,300        270,209         315,262        554,170         509,588         709,130
                                           ----------     ----------      ----------     ----------      ----------      ----------
Total liabilities                             662,862        597,709         663,534        817,813         813,410       1,131,921
Minority interest                             235,520        110,579         108,664         92,565          79,313         110,371
Shareholders' equity                          563,685        735,328         676,466        697,702         630,515         877,409
Number of shares                        1,079,740,079  1,079,740,079   1,079,740,079  1,079,740,079   1,079,740,079
U.S. GAAP:
Total assets                             Ch$1,461,852   Ch$4,039,598    Ch$4,404,245  Ch$10,814,061   Ch$10,261,699   US$14,279,928
Non-financial services long-term
liabilities                                   389,152        265,573         318,964        539,008         503,888         701,198
Financial services borrowings                      --      2,328,497       2,474,973      2,102,458       2,024,872       2,817,762
Shareholders' equity                          532,595        721,722         742,942        693,336         626,040         868,398

----------
(1) In 1998, non-operating results included net gains on the sale of VTR Larga Distancia (Ch$16,971 million). In 1999, non-operating results included net gains on the sales of VTR Hipercable (Ch$79,817 million) and O'Higgins Central Hispanoamericano (OHCH) (Ch$177,695 million). Non-operating results included net gains on the sales of shares of Entel of Ch$7,834 million in 2000 and Ch$51,056 million in 2001.

(2) In 1999, Quinenco acquired a 51.2% interest in Banco Edwards. The consolidated financial statements of the Company did not include the financial statements of Banco Edwards because banking operations are generally not consolidated with non-financial businesses in Chile. Under U.S. GAAP, the financial statements of Banco Edwards were consolidated. The income statement information for the Company includes the operations of Banco Edwards from the last quarter of 1999 until its merger with Banco de Chile on January 1, 2002.

(3) On March 27, 2001, Quinenco's interest in Banco de Chile reached 52.7%. The consolidated financial statements of the Company do not include the financial statements of Banco de Chile because banking operations are generally not consolidated with non-financial businesses in Chile. Under U.S. GAAP, the financial statements of Banco de Chile are consolidated. The income statement information under Chilean GAAP for Banco de Chile includes the operations of Banco de Chile since January 1, 2001.

(4) For the year ended December 31, 2000, Lucchetti Argentina's balance sheet was deconsolidated and the investment was adjusted to net realizable value resulting in a loss of Ch$7,543 million.

(5) For the year ended December 31, 2002, Lucchetti Peru made non-recurring charges related to its plant closure in January 2003 of Ch$30,678 million.

Dividends

      The following table sets forth a five-year summary of dividends per share:

                   Period (1)            Cash Dividend Per Share       Cash Dividend per Share
                   ----------            -----------------------       -----------------------
                                            (in constant Ch$)             (U.S. dollars (2))
            1999 ...................               8.29                          0.01
            2000 ...................              48.37                          0.08
            2001 ...................                 --                            --
            2002 ...................               5.89                          0.01
            2003 ...................                 --                            --

            ----------
            (1) Indicates year of payment. The dividend distribution corresponds to the distribution of net income of the previous year.

            (2) Based on the exchange rate in effect on December 31 of each year.

Exchange Rates

      Prior to 1989, Chilean law permitted the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank of Chile. The Central Bank Act, which was enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign exchange. The Central Bank Act now empowers the Central Bank of Chile to determine that certain purchases and sales of foreign exchange specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is formed by banks and other entities so authorized by the Central Bank. All payments and distributions with respect to the Company's American Depositary Shares ("ADSs") referred to in this Annual Report must be transacted in the Formal Exchange Market.

      For purposes of the operation of the Formal Exchange Market, the Central Bank of Chile sets a reference exchange rate (dolar acuerdo) (the "Reference Exchange Rate"). The Reference Exchange Rate is reset monthly by the Central Bank of Chile, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro. Authorized transactions by banks were generally conducted within a certain band above or below the Reference Exchange Rate. In January 1992, the Central Bank of Chile reduced the Reference Exchange Rate by 5% and widened the band for transactions in the Formal Exchange Market from 5% to 10%. In November 1994, the Central Bank of Chile reduced the Reference Exchange Rate by approximately 10%. In November 1995, the Central Bank of Chile reduced the Reference Exchange Rate by approximately 2%. In January 1997, the Central Bank widened the band for transactions in the Formal Exchange Market to 12.5%. On June 25, 1998, the Central Bank of Chile reduced the band for transactions in the Formal Exchange Market to 2% above and 3.5% below the Reference Exchange Rate. At that time, the Central Bank also announced the elimination of a fixed 2% (peso re-valuing) factor which had hitherto been taken into account in the annual resetting of the Reference Exchange Rate. In September 1998, the Central Bank began a gradual widening of the exchange rate band from 3.5% to 5% above and below the Reference Exchange Rate. In December 1998, the Central Bank set the exchange band at 8% above and below the Reference Exchange Rate and provided for the gradual widening of the limits of the band at a daily rate of 0.01375%. In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank of Chile intervened by buying or selling foreign exchange on the Formal Exchange Market. In September 1999, the Central Bank of Chile decided to suspend its formal commitment to intervene in the exchange market to maintain the limits of the band, and decided to intervene in the market only under extraordinary circumstances and with advance notification. The Central Bank of Chile also committed itself to provide periodic information about the levels of its international reserves. The Reference Exchange Rate was maintained as a medium-term reference for the market and to be used in contracts entered into using such rate. The Observed Exchange Rate is the average exchange rate at which commercial banks conduct authorized transactions on a given date in Chile, as determined by the Central Bank of Chile. The Central Bank of Chile generally carries out its transactions at the spot market rate. Before the suspension of the band, however, when commercial banks requested to buy U.S. dollars from the Central Bank of Chile, or requested to sell U.S. dollars to the Central Bank of Chile, the Central Bank of Chile made such sales up to 2% over the Reference Exchange Rate and carried out such purchases at 3.5% under the Reference Exchange Rate. Authorized transactions by banks are generally conducted at the spot market rate. Historically, such rate fluctuated within the band set by the Central Bank with respect to the Reference Exchange Rate. No assurances can be given that the Central Bank of Chile will not establish the band limits again.

      Purchases and sales of foreign exchange effected outside the Formal Exchange Market are carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"). The Informal Exchange Market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On June 17, 2002, the average exchange rate in the Informal Exchange Market was Ch$703.65 per U.S. dollar and the U.S. dollar Observed Exchange Rate was Ch$705.24 per U.S. dollar.

      The following table sets forth the low, high, average and period-end Observed Exchange Rates for U.S. dollars for each of the indicated periods starting in 1998 as reported by the Central Bank the following day. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

                          Daily Observed Exchange Rate
                                  (Ch$ per US$)

           Period                                            Low(1)           High(1)         Average(2)     Period - end
           ------                                            ------           -------         ----------     ------------
           1998 .................................            439.58            475.41           460.29          472.41
           1999 .................................            468.69            550.93           508.78          530.07
           2000 .................................            501.04            580.37           539.49          573.65
           2001 .................................            557.13            716.62           634.94          654.79
           2002 .................................            641.75            756.56           688.94          718.61
           December 2002 ........................            692.94            718.61           701.95          718.61
           January 2003 .........................            709.22            738.87           722.48          736.15
           February 2003 ........................            733.10            755.26           745.21          750.28
           March 2003 ...........................            725.79            758.21           743.28          731.56
           April 2003 ...........................            704.42            729.78           718.25          704.42
           May 2003 .............................            694.22            714.10           703.58          714.10
           June 2003 (through June 17) ..........            705.24            717.40           712.68          705.24

----------
Source: Central Bank of Chile

(1) Rates shown are the low and high exchange rates, on a day-by-day basis, for each period.

(2)   The average of monthly average rates during the period reported.

D. Risk Factors

Certain Considerations Relating to Chile and Other Countries in Latin America

      The Company is predominantly engaged in business in Chile. Consequently, its results of operations and financial condition are to a large extent dependent on the overall level of economic activity in Chile. The Chilean economy has had GDP growth rates of 3.2%, (0.8%), 4.2%, 3.1% and 2.1% for the years 1998, 1999, 2000, 2001 and 2002, respectively. There can be no assurance regarding future rates of growth relating to the Chilean economy. Some of the factors that would be likely to have an adverse effect on the Company's business and results of operations include future downturns in the Chilean economy, a return to the high inflation experienced by Chile in the 1970s and a devaluation of the Chilean peso relative to the U.S. dollar.

      In addition to their operations in Chile, some of the Company's businesses operate in and export to companies that operate in and export to Argentina, Brazil, Peru and other countries in Latin America that have at various times in the past been characterized by volatile and frequently unfavorable economic, political and social conditions. The Company's business, earnings and asset values may be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, price and wage controls, exchange control regulations, taxation, expropriation, social instability and other political, economic or diplomatic developments in or affecting the specific countries in which the Company operates and Latin America in general.

      In recent years, Argentina has suffered a prolonged economic recession which culminated in an economic crisis by the fourth quarter of 2001. During 2002, the Argentine economy has partially stabilized as a result of measures adopted by the Argentine government, including restrictions on bank deposits and withdrawals, exchange controls, suspension of payments of external debt and the abrogation of Argentine peso convertibility. Nevertheless, Argentina's economy has continued to contract. The economic deterioration in Argentina has materially adversely affected and is expected to continue to materially adversely affect the operations of Quinenco's subsidiary, Madeco, in Argentina. See "Item 4. Information on the Company - Business Overview - Manufacturing--Madeco" and "Item 5. Trend Information".

Certain Considerations Relating to the Company

      Future Capital Needs

      The Company's operations to date have required substantial amounts of capital, and Quinenco expects that the Company will be required to contribute substantial additional amounts of capital to support or expand existing businesses and to enter additional businesses in the future. In prior periods, the Company's businesses have met capital needs through internally generated funds and issuances of debt and equity securities, including to Quinenco. There can be no assurance that capital will be available in the future as needed on reasonable terms, and the inability to obtain capital would constrain the Company's ability to support and/or expand its existing businesses and to maintain or enter new businesses. An unavailability of capital on reasonable terms could have a material adverse effect on the Company's financial condition and results of operations.

      Holding Company Structure

      As a holding company, the level of Quinenco's income and its ability to pay debt service obligations and dividends depend primarily upon receipt of dividends and distributions from its subsidiaries, equity investments and related companies. The payment of dividends by such subsidiaries, equity investments and related companies is, in certain instances, subject to restrictions and is contingent upon their earnings and cash flows. In addition, Quinenco's level of income has largely depended on the periodic sale of assets held for investment. There can be no assurance that Quinenco will be able to continue to rely on certain subsidiaries' dividends and distributions nor that the Company will be able to generate the level of gains on the sale of investments that it has shown in the past.

      Equity Price Risk

      Many of the Company's businesses are publicly traded entities whose equity value may vary depending on market value fluctuations. The equity value of Quinenco's investments could be affected by downturns in the Chilean securities markets and other securities markets, including the New York Stock Exchange, where the equity securities of CCU, Madeco and Banco de Chile are also traded. Quinenco and its businesses may also experience low trading volumes, which could negatively affect the stocks' share price and liquidity.

      The Company's Businesses

      Quinenco's businesses face a high level of competition in the industries and countries in which they operate. This is generally reflected in prices, costs and sales volumes of the products and services produced and marketed by Quinenco's businesses. The Company expects, based on its past experience and track record, that its businesses will be able to continue to compete within their industries.

      Banking Regulation Restrictions

      Banco de Chile is subject to regulation by the SBIF. In addition, it is subject to regulation by the Central Bank with regard to certain matters, including interest rates and foreign exchange. Pursuant to the Chilean General Banking Law, all Chilean banks may engage in additional businesses depending on the risk of the activity and the strength of the bank. The Banking Law also applies a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices to the Chilean banking system and limits the discretion of the SBIF to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including Banco de Chile, than those that are currently in effect.

Any such change could have a material adverse effect on Banco de Chile's financial condition and results of operations.

      Interest Rates and Foreign Currency Positions

      A portion of the Company's debt is subject to variable interest rates, which could have an impact on the company in periods in which the variable rate increases. A risk also exists with respect to exchange rate fluctuations on debt instruments maintained in foreign currencies. See "Item 11 Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk".

Certain Considerations Relating to the Company's Shares and ADSs

      Majority Shareholder

      As of the date of this Annual Report, the Luksic Group, which consists of Mr. Andronico Luksic Sr., his sons, Andronico Luksic Craig, Guillermo Luksic Craig and Jean Paul Luksic Fontbona, and companies they control, beneficially own approximately 82.4% of the shares of Quinenco. As long as the Luksic Group beneficially owns a majority of the outstanding shares, they will be able to elect a majority of the Directors of Quinenco and determine the outcome of the voting on substantially all actions that require shareholder approval. See "Item
6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions". There can be no assurance that the Luksic Group's interests will not differ from the interests of other holders of the Company's shares, which may be reflected in the Luksic Group's control of the Company.

      Dividends Affected by Exchange Conditions

      The Company's ADSs trade in U.S. dollars. Fluctuations in the exchange rate between certain Latin American currencies and the U.S. dollar are likely to affect the market price of the ADSs. For example, since Quinenco's financial statements are reported in Chilean pesos, a decline in the value of the Chilean peso against the dollar would reduce the Company's earnings as reported in U.S. dollars. Any dividend the Company may pay in the future would be denominated in Chilean pesos. A decline in the value of the Chilean peso against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend. A devaluation of the Brazilian, Argentine and/or Peruvian currency could also reduce the Company's earnings in Chilean pesos and therefore the earnings reported in U.S. dollars.

      Holders of ADSs

      Due to the fact that holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

      In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the ADS depositary cannot convert a foreign currency into dollars, the ADS holders may lose some or all of the value of the distribution. There can be no assurance that the ADS depositary will be able to convert any currency at a specific exchange rate or sell any property, rights, shares or other securities at a specific price, or that any of such transactions can be completed within a specific time period.

      In order to vote at shareholders' meetings, ADS holders not registered on the books of the ADS depositary are required to transfer their ADSs for a certain number of days before a shareholders' meeting into a blocked account established for that purpose by the ADS depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the ADS depositary must give instructions to the ADS depositary not to transfer their ADSs during this period before the shareholders' meeting. ADS holders must therefore receive voting materials from the ADS depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the ADS depositary how to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

      ADS holders may not receive copies of all reports from the Company or the ADS depositary. Holders may have to go the ADS depositary's offices to inspect any reports issued.

      In the event the Company or its publicly traded subsidiaries fail to meet any of the continued listing requirements of the New York Stock Exchange or "NYSE", the Company's or its subsidiaries' ADSs may become subject to delisting at the option of the NYSE.

      In the past year, the Company's subsidiary, Madeco, was not in compliance with certain of the NYSE's continued listing requirements. However, Madeco was informed by the NYSE on May 21, 2003 that as a result of actions taken by the company to meet the continued listing requirements, Madeco would regain compliance if the continued listing requirements were successfully sustained over a 30-trading-day period. The NYSE will continue to monitor Madeco's financial situation and results of operations, the achievement of its business plan as well as its compliance with the minimum listing requirements on a monthly basis. There can be no assurance however that Madeco will not fail to meet the continued listing requirements of the NYSE in the future. See "Item 4.
- Information on the Company - Business Overview - Manufacturing - Madeco".

      Eligibility for Investment by Chilean Pension Funds

      Madeco was notified on July 1, 2002 that the Comision Clasificadora de Riesgo (the "Risk Classification Commission"), which regulates the investment activities of the pension funds in Chile, had ruled that as a result of the deterioration of Madeco's financial situation, Chilean pension funds will be further limited in the amount of debt securities or common shares of Madeco that they can hold. There can be no assurance regarding the effect of this action by the Risk Classification Commission, including on Madeco's ability to secure financing, nor regarding any future actions of the Commission and the effects of such action on Madeco and Quinenco.

Item 4. Information on the Company

A. History and Development of the Company

Overview

      The Company is one of the largest diversified companies engaged in the industrial and services sectors in Chile. It has invested in five main sectors of the economy: financial services; food and beverage; telecommunications; manufacturing; and real estate and hotel administration.

      The Company, which is among the market leaders in each of its major businesses, provides:

      o banking and other financial services through Banco de Chile and, until it was merged with Banco de Chile on January 1, 2002, through Banco Edwards;

      o produces, bottles and distributes beer, wine, soft drinks and other beverages through CCU;

      o     processes and distributes food through Lucchetti;

      o provides fixed telephony and other telecommunications services through Telsur;

      o manufactures copper and aluminum products and flexible product packaging through Madeco;

      o     provides hotel services through Hoteles Carrera; and

      o     develops residential real estate through Habitaria.

      In addition, the Company holds a financial investment in Entel, a leading Chilean telecommunications provider, which complements its existing investment in the telecommunications sector.

      Quinenco, an open stock corporation, operates under the laws of the Republic of Chile. It was founded in 1957 as Forestal Quinenco S.A., a company engaged in logging and supplying wood to the Chilean coal mining industry. In the mid-1960s, Andronico Luksic Sr. acquired a majority interest in the Company. The Company's registered office is at Enrique Foster Sur 20, 14th Floor, Las Condes, Santiago, Chile and its telephone number is (56-2) 750-7221.

      The Company's current structure is a result of transfers and consolidations among Luksic Group companies at various times, principally in September 1996. Prior to September 1996, the Luksic Group held interests in the Company's businesses through several entities controlled by the Luksic family. During September 1996, these interests were combined within Quinenco through a series of transactions in order to consolidate the holdings of the Luksic Group. As a result of these transactions, Quinenco became the principal company through which the Luksic family is active in the industrial and financial sectors, except those related to mining and railways which continue to be held through another company controlled by the Luksic family. Although Quinenco continues to be the principal company through which the Luksic Group participates in the industrial and financial sectors, individual members of the Luksic family are not restricted from carrying out investments in these sectors individually or through other Luksic family companies.

      Companies controlled by Quinenco include Lucchetti, which was acquired in 1965, Hoteles Carrera, acquired in 1979, Madeco, acquired in 1983, and Telsur, acquired in 1987. A venture with Paulaner Salvator Beteiligungs A.G. ("Paulaner") was formed in 1986 to jointly control CCU. Habitaria, a joint venture with Ferrovial Inmobiliaria Chile Ltda., was established in 1998. The Company acquired control of Banco Edwards in 1999 and control of Banco de Chile in 2001. Banco Edwards merged into Banco de Chile in January 2002.

      As of the date of this Annual Report, the Luksic Group, which consists of Mr. Andronico Luksic Abaroa, his sons, Andronico Luksic Craig, Guillermo Luksic Craig and Jean Paul Luksic Fontbona, and companies they control, beneficially own approximately 82.4% of the shares of Quinenco. As long as the Luksic Group beneficially owns a majority of the outstanding shares, the Luksic Group will be able to elect a majority of the Directors of Quinenco and to determine the outcome of the voting on substantially all actions that require shareholder approval. See "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions".

DEVELOPMENTS DURING 2002

      Financial Services - LQIF

      On January 3, 2002, the Board of Directors of Quinenco's wholly owned subsidiary, LQIF, approved a capital increase of Ch$484,000 million through the issuance of 500,000,000 new shares. On January 22, 2002, Quinenco directly and indirectly subscribed to 273,768,064 shares for Ch$265,007 million (value at transaction date). Proceeds from the capital increase were used to reduce a portion of the indebtedness incurred with the Banco de Chile acquisition.

      On June 3, 2002, Quinenco announced that LQIF had prepaid a two-year note that had been granted by the ex-controlling shareholders of Banco de Chile, as part of the Banco de Chile share acquisition in March of 2001. The obligation, which was originally scheduled to become due in March of 2003, had an initial face value of UF12,437,783. The note was prepaid with long-term financing obtained from domestic and international banks, the proceeds from Quinenco's bond offering in 2001, dividend income received from Quinenco's main operating companies and a US$70 million loan granted by Andsberg Finance Corporation, Ltd., a financial entity related to Quinenco's controlling shareholder, Mr. Andronico Luksic Abaroa. For further information see Item 7B. "Related Party Transactions".

      Financial Services - Banco de Chile

      Pursuant to authorizations from the SBIF and a majority of the shareholders from both banks, Banco de Chile, a 52.7%-owned subsidiary of the Company, and Banco Edwards, a 51.2%-owned subsidiary of the Company, merged their operations effective January 1, 2002. As a consequence of the merger, Banco Edwards was absorbed by Banco de Chile, the surviving entity and legal successor.

      Under the terms of the merger, Banco Edwards constituted 34% of the equity of the surviving entity and Banco de Chile, 66% of the surviving entity. On January 4, 2002, holders of Banco Edwards common stock received 3.135826295 Banco de Chile F shares for each Banco Edwards common share and received
0.862352231125 Banco de Chile F ADSs for each Banco Edwards ADS. Accordingly, an aggregate of 23,147,126,425 Banco de Chile F shares were issued to shareholders of Banco Edwards, including 11,845,494,384 F shares issued to the Company, representing its 51.2% interest, equivalent to 17.4% of Banco de Chile's 68,079,783,605 common shares. The F shares had all the same rights as the Banco de Chile common stock except that they entitled holders to receive dividends in 2002 with respect to Banco Edwards' 2001 net income. These dividends were declared and paid on March 21, 2002, and the F shares were automatically converted on a one-to-one basis into Banco de Chile common stock.

      Following the merger, the Company has a 52.2% interest in the voting rights of Banco de Chile and a 29.2% economic interest corresponding to dividend rights. Its interest is held through its 99.9%-owned subsidiary, LQIF, and includes 13,762.3 million ordinary shares of Banco de Chile, which represent 20.2% of the outstanding shares of Banco de Chile, 377.5 million shares of SM Chile's Series A shares, which represent 66.5% of the outstanding shares of SM Chile Series A, 5,811.6 million shares of SM Chile's Series B shares, which represent 52.8% of the outstanding shares of SM Chile Series B, 223.4 million shares of SM Chile's Series D shares, which represent 52.0% of the outstanding shares of SM Chile Series D and 47.9 million shares of SM Chile's Series E shares, which represent 8.2% of the outstanding shares of SM Chile Series E.

      The investment is currently being accounted for as a non-consolidated equity-method investment, as authorized by the Superintendency of Securities and Insurance ("SVS"). See " - Business Overview, Banco de Chile" for a description of the rights of the Central Bank over cash dividend distributions in connection with the subordinated debt obligation Banco de Chile maintains with the Chilean Central Bank. For further information regarding the results of Banco de Chile, whose results are not consolidated into the Company's financial statements, reference is made to Banco de Chile's Annual Report on Form 20-F for the year ended December 31, 2002.

      Financial Services - LQ-SM S.A.

      On July 18, 2002, as part of an organizational restructuring of LQIF, the Board of Directors of LQIF approved the creation of a wholly owned subsidiary, LQ-SM S.A ("LQ-SM"). LQ-SM was subsequently formed on August 26, 2002. On the same date, LQIF contributed 377,528,973 SM Chile Series A shares valued at Ch$7,721 million (value at transaction date) to LQ-SM as an initial capital contribution.

      Food and Beverage - CCU

      On May 10, 2002, CCU announced that it had acquired a 50% interest in Compania Cervecera Kunstmann S.A. ("Kunstmann"), a small premium microbrewery in the south of Chile. The purchase price of the brewery was not disclosed by CCU.

      Food and Beverage - Lucchetti

      On January 23, 2002, Lucchetti completed a capital increase approved and partially carried out in 2001. On that date, Lucchetti issued 128,757,805 new shares for Ch$2,706 million (value at transaction date). Quinenco subscribed to 128,610,448 shares for Ch$2,701 million (value at transaction date). Quinenco's economic interest in Lucchetti increased from 93.3% to 93.7% following the capital increase. Proceeds were used to reduce indebtedness.

      Manufacturing - Madeco

      At the beginning of 2002, as a consequence of Argentina's severe economic crisis and political instability, Madeco halted its business activities related to wire and cable and brass mills in that country. Madeco's subsidiary, Decker-Indelqui, was closed although it continues to maintain a minimal staff, primarily to sell products imported from certain of Madeco's Brazilian and Chilean facilities and to ensure the security and maintenance of Decker-Indelqui's Argentine facilities. In addition, Madeco and its joint venture partner, Corning, have minimized their optical fiber cable operation in Argentina.

      The deep economic recession in Argentina as well as other adverse economic developments in Madeco's main markets in 2001, principally Brazil, had a material adverse effect on Madeco's operations and financial condition. In order to ensure the viability of the company to meet its future obligations, Madeco devised a plan to restructure its existing financial debt and improve its capital structure by carrying out a capital increase.

      On July 10, 2002 at an extraordinary shareholders' meeting, shareholders approved a capital increase of Ch$63 billion, divided into 1.8 billion shares at Ch$35 per share. Shareholders agreed that the capital increase would be conditioned upon a minimum capital subscription of Ch$47 billion as well as the successful renegotiation of the company's bank facilities under terms more favorable to Madeco and compatible with its estimated cash generation capacity. Shareholders were offered the option to subscribe to the capital increase under a mandate with Banchile Corredores de Bolsa, a 99.7%-owned stock brokerage subsidiary of Banco de Chile, which would monitor the process and only allow for the final subscription and payment of shares once the minimum conditions of the capital increase were met.

      On October 8, 2002, the preferential rights offering periods of the capital increase was concluded and 19,511,028 shares for Ch$683 million (value at transaction date) were subscribed and paid outside of the mandate option. An additional 1,057,082,454 shares for Ch$36,998 million (value at transaction date) were subscribed under the mandate agreement and held in escrow. On October 15, 2002, the company announced that the minimum conditions established for the capital increase had not been met, and the funds held in escrow were returned to shareholders.

      Quinenco directly and indirectly subscribed to 1,009,989,363 shares for Ch$35,350 million (value at transaction date) during the preferential rights offering period of Madeco's capital increase, but due to the failure to met the minimum conditions, its subscription was returned under the mandate agreement. As a result, Quinenco's interest in Madeco decreased from 56.1% to 53.4%.

      On December 18, 2002, Madeco reached agreements with fourteen of its bank lenders to restructure its credit facilities. The terms of the agreements provided for a US$120 million debt restructuring over seven years, conditioned upon a repayment of 30% of the loan balances at the time of signing amended and modified loan agreements. The agreements were also conditioned upon a minimum capital increase of Ch$49,400 million on or before March 31, 2003. See "Developments During 2003 - Manufacturing - Madeco" for information on Madeco's 2003 capital increase and debt restructuring.

DEVELOPMENTS DURING 2003

      Quinenco

      On January 14, 2003, Quinenco S.A. announced that Quinenco and its joint venture partner in Inversiones y Rentas S.A. ("IRSA"), the Schorghuber Group, had agreed to put an end to the arbitration proceedings which had been underway since 2001. See "Item 8. Financial Information - Legal Proceedings - IRSA". As part of the agreement, the Schorghuber Group made a US$50 million payment to Quinenco on January 28, 2003.

      The existing shareholders' agreement between the parties was modified on January 13, 2003 to allow the Schorghuber Group to sell its interest in IRSA to Heineken International B.V. ("Heineken") within a three-year period provided that certain conditions were met. Subsequently on April 17, 2003, the Schorghuber Group gave Quinenco formal notice of the sale of its interest in IRSA to Heineken Americas B.V., a subsidiary of Heineken International B.V., in accordance with the terms and conditions of the amended shareholders' agreement with Quinenco. As a consequence, Heineken is a 50% partner in IRSA, the entity which holds a 61.6% controlling interest in CCU.

      Terms of the agreement also specified that IRSA would propose to the Board of Directors of CCU that it submit for consideration to its shareholders a dividend distribution equivalent to 100% of its 2002 earnings and an additional dividend distribution against CCU's retained earnings amounting to Ch$168,700 million, to be paid within 180 days in single or multiple distributions. For further information see "Developments During 2003 - Food and Beverages - CCU".

      Finally, as part of the agreement reached to put an end to the conflict, Southern Breweries Establishment ("SBE"), a 50%-owned indirect subsidiary of CCU, agreed in principle to sell its interest in the Croatian brewery, Karlovacka pivovara d.d. ("Karlovacka"), to Heineken at a sales price equivalent to ten times its annual earnings from operations. The sale of Karlovacka received regulatory approval and approval by the Boards of Directors of Heineken, SBE, and its controlling entities, Lanzville Investments Establishment and CCU. For further information see "Food and Beverages - CCU".

      Quinenco

      On April 10, 2003, Quinenco announced that its wholly-owned subsidiary, Hidroindustriales Overseas Company, had obtained a US$19 million loan from Andsberg Finance Corporation Ltd., a financial entity organized under the laws of Bermuda, related to Quinenco's controlling shareholder, Mr.

Andronico Luksic Abaroa. For further information see "Item 7 Majority Shareholders and Related Party Transactions - Related Party Transactions".

      Food and Beverages - CCU

      On February 27, 2003, CCU announced that pursuant to an extraordinary shareholders meeting held on February 26, 2003, it would pay from retained earnings an extraordinary dividend amounting to Ch$168,700 million. The extraordinary dividend is to be fully paid on or before October 31, 2003 in multiple distributions. The first distribution was made on March 14, 2003 for Ch$56,375 million, corresponding to 318,502,872 outstanding subscribed and paid shares.

      On April 1, 2003, CCU announced that its 50%-owned indirect subsidiary, SBE, had sold the 68.8% interest it held in a Croatian brewery, Karlovacka, to Heineken. As a result of the divestiture, CCU reported an extraordinary gain of Ch$20,221 million (value as of March 31, 2003).

      At CCU's General Ordinary Shareholders' Meeting held on April 24, 2003, pursuant to the agreement reached between Quinenco and the Schorghuber Group on January 13, 2003, CCU's Board of Directors proposed a dividend distribution of Ch$20,574 million, equivalent to 100% of CCU's 2002 net distributable income. The dividend was approved by shareholders.

      Food and Beverages - Lucchetti

      On January 6, 2003, Lucchetti's wholly owned Peruvian subsidiary, Lucchetti Peru S.A. ("Lucchetti Peru"), was notified by an official of the Municipality of Chorrillos of the revocation of its license to operate its industrial plant which lies adjacent to the Pantanos de Villa ecological reserve on the outskirts of Lima, for alleged environmental violations. As a consequence of the forced closing of the plant facilities, Lucchetti terminated its activities in Peru. The company's book value of its Peruvian investment was Ch$29,812 million as of December 31, 2002, and the entire amount was charged against 2002 results from operations, in accordance with Chilean GAAP. Lucchetti is currently attempting to sell its Peruvian plant facilities. For further information, see "Business Overview - Food & Beverage - Lucchetti".

      Lucchetti is seeking damages under an existing treaty between Peru and Chile, which establishes that unsettled conflicts are subject to arbitration under the auspices of the International Centre for Settlement of Investment Disputes ("ICSID") in Washington, D.C. On March 26, 2003, Lucchetti was notified that the case is registered for the establishment of an arbitration tribunal by ICSID.

      Manufacturing - Madeco

      On February 18, 2003, pursuant to approval by shareholders at an extraordinary shareholders' meeting held on November 14, 2002, Madeco initiated a Ch$101,380 million capital increase. On March 4, 2003, Quinenco directly and indirectly subscribed and paid 2,058,353,792 shares for Ch$49,400 million.

      The voluntary offering period concluded on March 22, 2003. Subscribed and paid capital amounted to Ch$51,314 million, divided in 2,138,097,727 shares. Following the close of the pre-emptive rights offering period, Madeco initiated a bond capitalization process that concluded on March 31, 2003. Madeco's Series A and Series C bondholders capitalized a total of 154,876,051 shares at Ch$24 per share for an amount equivalent to Ch$3,717 million.

      As a result of the capital increase, Madeco issued a total of 2,292,973,778 shares. Total subscribed and paid capital as of April 1, 2003 amounted to 2,698,484,806 shares. As a result of the capital increase Quinenco's interest in Madeco increased from 53.4% to 84.3%.

      Cash proceeds from the capital increase amounted to Ch$51,314 million. In March of 2003, Madeco used Ch$28,847 million of the total proceeds to repay bank debt and Ch$3,717 million to redeem a portion of the outstanding Series A and Series C bonds. Remaining funds of Ch$18,750 million were set aside to reduce liabilities and provide additional working capital for the company.

      An additional 264,800,000 shares were sold in a public auction on the Santiago Stock exchange on June 6, 2003 for Ch$7,679 million. As a result of the sale, Madeco's total outstanding shares increased to 2,963,284,806 shares. Quinenco did not subscribe to additional shares. As a consequence, its interest in Madeco decreased from 84.3% to 76.8% as of the same date. Proceeds from the share increase will be used to reduce liabilities and provide additional working capital for the company.

B. Business Overview

Financial Services - LQIF

      The Company's investments in the Financial Services Sector are held by a 99.9%-owned intermediate holding company of Quinenco, LQIF. LQIF was formed on August 15, 2000 with initial capital of Ch$10 million (historic value). Since its creation, it has served as the Company's investment vehicle for its investments in the financial services sector, which until their merger on January 1, 2002, included a 51.2% interest in Banco Edwards and a 52.7% interest in Banco de Chile. As a consequence of the merger, LQIF's interest in Banco de Chile, the surviving entity, is now 52.2%.

      LQIF's interest in Banco de Chile is currently being accounted for as a non-consolidated equity-method interest under Chilean GAAP, in accordance with authorization from the SVS. For further information regarding the results of Banco de Chile, whose results are not consolidated into the Company's financial statements, reference is made to Banco de Chile's Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

      At December 31, 2002, as a percentage of Quinenco's total investments, the investment in Banco de Chile represented approximately 67% of total investments, and as a percentage of total consolidated assets, the investment represented 41% of total consolidated assets.

      LQIF Capital Increase. On January 3, 2002, the Board of Directors of Quinenco's wholly owned subsidiary, LQIF, approved a capital increase of Ch$484,000 million (historic value) through the issuance of 500,000,000 new shares. On January 22, 2002, Quinenco subscribed to 273,768,064 shares for Ch$265,007 million (value at transaction date). Proceeds from the capital increase were used to reduce a portion of the indebtedness incurred as part of the Banco de Chile acquisition.

      Prepayment of Obligation with Former Controlling Shareholders of Banco de Chile. On June 3, 2002, Quinenco announced that its wholly-owned subsidiary, LQIF, had prepaid a two-year note that had been granted by the ex-controlling shareholders of Banco de Chile as part of the Banco de Chile share acquisition in March of 2001. The obligation, which was originally scheduled to become due in March of 2003, had an initial face value of UF12,437,783. The note was prepaid with long-term financing obtained from national and international banks, the proceeds from Quinenco's bond offering in 2001, dividend income received from Quinenco's main operating companies and a US$70 million loan granted by a company related to Quinenco's controlling shareholder, the Luksic Group.

      Creation of LQ-SM S.A. On July 18, 2002, as part of an organizational restructuring of LQIF, the Board of Directors of LQIF approved the creation of a wholly owned subsidiary, LQ-SM S.A ("LQ-SM"). LQ-SM was subsequently formed on August 26, 2002. On the same date, LQIF contributed 377,528,973 SM Chile Series A shares valued at Ch$7,721 million (value at transaction date) to LQ-SM as an initial capital contribution.

Financial Services - Banco de Chile

      The Company had a 52.2% interest in Banco de Chile's voting rights and 29.2% of the corresponding dividend rights as of December 31, 2002. The Company does not consolidate Banco de Chile's results, which are accounted for on an equity-method investment basis in the consolidated financial statements of Quinenco. For further information regarding the results of Banco de Chile, reference is made to Banco de Chile's Annual Reports on Form 20-F for the fiscal year ended December 31, 2002.

      Banco de Chile reported net income of Ch$52,635 million, of which Ch$15,424 million corresponded to Quinenco's interest in 2002.

      Quinenco began acquiring shares of Banco de Chile in 1999, and as of December 31, 1999 it had an 8% interest, through shares held directly in Banco de Chile and through SM Chile, the holding company which, as of December 31, 2001, directly owned a 28% interest in Banco de Chile and indirectly owned an additional 63.6% through its subsidiary, SAOS S.A. Quinenco continued to acquire shares during 2000, and at December 31, 2000 it had a 12.3% interest.

      On December 14, 2000, Quinenco announced that it had entered into an agreement with the controlling shareholder group of Banco de Chile, led by Empresas Penta, to acquire, through its wholly-owned subsidiary, LQIF, an additional 35.8% interest in Banco de Chile for UF19,766,052 (equivalent to US$541.3 million on the announcement date). The acquisition was completed on March 27, 2001.

      On February 6, 2001, the Company launched a tender offer on the Chilean Stock Exchanges to acquire 5% of the outstanding shares of SM Chile S.A. ("SM Chile"). The tender offer was successfully concluded on February 28, 2001. The shares purchased included 28.4 million shares of SM Chile's Series A shares, 550 million shares of SM Chile's Series B shares, 21.5 million shares of SM Chile's Series D shares and 29.2 million shares of SM Chile's Series E shares. The shares acquired during the tender offer represented 5% of the outstanding shares of each series of SM Chile. The cost of the share acquisition in connection with the tender offer was Ch$36,212 million (pesos as of March 31, 2001).

      On March 27, 2001, Quinenco, through its wholly owned subsidiary, LQIF, acquired an additional 35.8% interest in Banco de Chile, pursuant to a purchase agreement signed by Quinenco and the controlling shareholder group of Banco de Chile on February 2, 2001. The interest in Banco de Chile was acquired through the purchase of shares of Banco de Chile and SM Chile S.A. The total purchase price was Ch$304,128 million (pesos as of March 31,2001).

      The shares purchased included 1,466.8 million ordinary shares of Banco de Chile, which represented 3.3% of the outstanding shares of Banco de Chile, 79.5 million shares of SM Chile's Series A shares, which represented 14.0% of the outstanding shares of SM Chile, 4,144.1 million shares of SM Chile's Series B shares, which represented 37.7% of the outstanding shares of SM Chile, 90.7 million shares of SM Chile's Series D shares, which represented 21.1% of the outstanding shares of SM Chile and 18.6 million shares of SM Chile's Series E shares, which represented 3.2% of the outstanding shares of SM Chile.

      The transaction was financed in part pursuant to a direct financing agreement with the controlling shareholder group for UF12,437,783.Quinenco obtained financing from local and international banks for the remaining amount.

      Combined with prior share purchases carried out in 1999 and 2000, the Company's aggregate interest in Banco de Chile, as of March 27, 2001, reached 52.7%. As a consequence, Quinenco, through

LQIF, became the bank's largest shareholder. The carrying cost of the aggregate investment in Banco de Chile was Ch$411,398 million as of March 31, 2001 (historic value).

      The dividend rights associated with Quinenco's 52.7% interest in Banco de Chile represented 17.8% of the total dividend rights between March 27, 2001, and December 31, 2001. See "- Business Overview, Banco de Chile" for a description of the rights of the Central Bank over cash dividend distributions in connection with Banco de Chile's subordinated debt obligation to the Chilean Central Bank.

      Merger of Banco Edwards with Banco de Chile. Pursuant to authorizations from the SBIF and a majority of the shareholders from both banks, Banco de Chile, a 52.7%-owned subsidiary of the Company and Banco Edwards, a 51.2%-owned subsidiary of the Company, merged operations effective January 1, 2002. As a consequence of the merger, Banco Edwards was absorbed by Banco de Chile, the surviving entity and legal successor.

      Under the terms of exchange, Banco Edwards constituted 34% of the equity of the surviving entity and Banco de Chile, 66% of the surviving entity. Each Banco Edwards share was exchanged for 3.135826295 shares of Banco de Chile common stock. Following the merger, Banco de Chile had 68,079,783,605 shares of common stock outstanding, all of the same series.

      Following the merger, the Company, through LQIF, has a 52.2% interest in the voting rights of Banco de Chile and a 29.2% economic interest corresponding to dividend rights. Its interest includes 13,762.3 million ordinary shares of Banco de Chile, which represent 20.2% of the outstanding shares of Banco de Chile, 377.5 million shares of SM Chile's Series A shares, which represent 66.5% of the outstanding shares of SM Chile Series A, 5,811.6 million shares of SM Chile's Series B shares, which represent 52.8% of the outstanding shares of SM Chile Series B, 223.4 million shares of SM Chile's Series D shares, which represent 52.0% of the outstanding shares of SM Chile Series D and 47.9 million shares of SM Chile's Series E shares, which represent 8.2% of the outstanding shares of SM Chile Series E. As part of the merger agreement and an earlier agreement with the Central Bank of Chile, the Central Bank has the rights to 42.8% of future cash distributions in connection with the subordinated debt obligation Banco de Chile maintains with the Chilean Central Bank ("Central Bank"). See "- Subordinated debt" below, for a description of the subordinated debt obligation to the Central Bank.

      Founded in 1893, Banco de Chile, for much of its history, has been one of the largest and most profitable Chilean banks in terms of return on assets and shareholders' equity. It is a full-service financial institution engaged principally in commercial banking in Chile, providing general banking services to a diverse customer base through a wide variety of credit and non-credit products, servicing all segments of the Chilean financial market. Its operations are organized in five principal business areas - large corporations, middle market companies, retail banking, international banking, treasury and money market operations - and in eight non-banking financial service subsidiaries. Banco de Chile offers international banking services through its branch in New York, its agency in Miami, representative offices in Buenos Aires, Sao Paulo and Mexico City and a worldwide network of correspondent banks. It also offers, through its subsidiaries, a variety of non-banking financial services including securities brokerage, mutual fund management, financial advisory services, factoring, insurance brokerage, securitization, collection and sales services.

      According to information provided by the SBIF, Banco de Chile was the second largest private bank in Chile in terms of total lending (excluding interbank loans), with a 18.7% market share as of December 31, 2002.

      Subordinated debt. During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability due to, among other things, a recession in most of the world's major economies accompanied by high international interest rates, an overvalued peso, a lack of stringent banking regulation and ineffective credit policies at most Chilean banking organizations. The financial crisis required that the Central Bank and the Chilean government provide assistance to most Chilean private-sector banks, including Banco de Chile.

      During this period, Banco de Chile experienced significant financial difficulties, and as a result, the Chilean government assumed administrative control. In 1985 and 1986, Banco de Chile increased its capital and sold shares representing 88% of its capital to more than 30,000 new shareholders. In 1987, the Chilean Superintendency of Banks returned control and administration of the bank to its shareholders.

      Subsequent to the 1982-1983 economic crisis, Banco de Chile sold certain non-performing loans to the Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt issued in favor of the Central Bank. In November 1989, pursuant to Law No. 18,818, banks were permitted to repurchase the portfolio of non-performing loans previously sold to the Central Bank for a price equal to the economic value of such loans, provided that the bank assumed a subordinated debt obligation equal to the difference between the face value of the loans and the economic value paid. In November 1989, Banco de Chile repurchased its portfolio of non-performing loans from the Central Bank and assumed the Central Bank subordinated debt.

      The repayment terms of Banco de Chile's Central Bank subordinated debt, which at December 31, 1989 equaled approximately US$1.5 billion, required that a certain percentage of its income before provisions for the subordinated debt, be applied to repay the obligation. The Central Bank subordinated debt did not have a fixed maturity and payments were to be made only to the extent that the bank earned income before provisions for the subordinated debt. In 1993, 1994 and 1995 Banco de Chile applied 72.9%, 67.6% and 65.8%, respectively, of its income before provisions for the Central Bank subordinated debt to the repayment of such debt.

      In November 1996, pursuant to Law 19,396, Banco de Chile's shareholders approved a reorganization by which Banco de Chile was converted to a holding company named SM Chile S.A. that in turn organized a new wholly-owned banking subsidiary named Banco de Chile to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. SM Chile then created a second wholly owned subsidiary, Sociedad Administradora de la Obligacion Subordinada S.A., or SAOS, that, pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank which replaced the Central Bank subordinated debt in its entirety.

      This Central Bank indebtedness, for which SAOS is solely responsible and for which there is no recourse to Banco de Chile or SM Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced but had terms that differed in certain respects, including a rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of Banco de Chile shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF. SAOS is not required to record the entire balance of the subordinated debt obligation as a liability, but instead accrues a liability equal to its share of dividends receivable from Banco de Chile. As a result, the subordinated debt is not included under equity method investments in the Chilean GAAP financial statements of Quinenco. The balance of the subordinated debt as of April 30, 2003, including accrued interest, was UF52,802,128 (approximately US$1.2 billion as of April 30, 2003).

      In exchange for assuming the Central Bank indebtedness, SAOS received from SM Chile 63.6% of the shares of Banco de Chile, which serve as collateral for the Central Bank indebtedness. As a result of its merger with Banco Edwards effective on January 1, 2002, the percentage of Banco de Chile shares held by SAOS decreased to 42%. Dividends received from Banco de Chile are the sole source of SAOS's revenue, which it must apply to repay the Central Bank indebtedness. However, under SAOS's agreement with the Central Bank regarding SAOS's Central Bank indebtedness, Banco de Chile has no obligation to distribute dividends to shareholders. To the extent dividend revenues are not sufficient to pay the amount due on any installment, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. In the event the cumulative deficit balance exceeds the equivalent amount by 20% of the total capital of Banco de Chile, SAOS will be required by the Central Bank to sell a sufficient number of shares of the stock owned by SAOS to pay the entire deficit amount accumulated. In the event of any such sale of shares, the shareholders of SM Chile have the right of first refusal with respect to those shares. As of April 30, 2003, SAOS maintained a deficit balance with the Central Bank of Ch$37,550 million (equivalent to UF2,213,289), equivalent to 6.6% of Banco de Chile's capital and reserves.

      In the event that Banco de Chile's shareholders decide to retain and capitalize all or part of its annual net income, distributing stock dividends among its shareholders, the Central Bank has the option to require that the part of such net income corresponding to the shares owned by SAOS be paid in cash to SAOS. If Banco de Chile distributes stock dividends and the Central Bank does not exercise the option to require cash, the resulting shares received by SAOS are required to be sold by SAOS in the following 12 months. The shareholders of SAOS are to have the right of first refusal with respect to those shares.

      The following diagram presents in summary form the ownership structure of Banco de Chile that resulted from the merger in January 2002:


                                -----------------
                                  SM Chile S.A.
                                -----------------
                                       |      |
                                       |      |
                                       |      |  100%
                                       |       -------------------|
                                       |                          |
                                       |                          |
      ----------------                 |                  ---------------
           Public                      |  18.48%
        Shareholders                   |                     SAOS S.A.
      ----------------                 |                  ---------------
             |                         |                         |
             |                         |                         |
             |-------------------      |      -------------------|
                      39.52%    |             | 42.0%
                                |             |
                                |             |
                                ----------------
                                    BANCO DE
                                     CHILE
                                ----------------

      Strategy. Banco de Chile's long-term strategy is to maintain its position as a leading bank in Chile, providing a broad range of financial products and services to large corporations, small and mid-sized companies and individuals nationwide. As part of its strategy, Banco de Chile operates under a multi-brand approach in order to target its different market segments. The strategy focuses on: (i) delivering superior service that responds to the specific needs of its customers in each market segment; (ii) enhancing profitability by increasing revenues from fee-based services through development of new services and active cross-selling of such services to customers; (iii) continuing to focus on measures that control costs and otherwise enhance productivity to improve its existing efficiency standards; and (iv) further developing its international products and services.

      The following table shows selected financial information of Banco de Chile and its subsidiaries at or for the years ended December 31, 2001 and 2002:

               Banco de Chile and subsidiaries (1)                            2000                    2001                    2002
                                                                              ----                    ----                    ----
                                                                           (in millions of constant Ch$, except percentages)
Interest revenue ...........................................            Ch$583,855              Ch$531,020              Ch$689,713
Interest expense ...........................................              (365,980)               (309,716)               (322,117)
                                                                      ------------            ------------            ------------
Net interest revenue .......................................               217,875                 221,304                 367,596
Net interest margin ........................................                   4.3%                    3.8%                    4.5%

Provisions for loan losses .................................               (40,668)                (47,264)               (100,644)
Total fees and income from services, net ...................                46,537                  52,367                  86,686
Total other operating income, net ..........................                11,827                   6,577                 (30,025)
Total Other income and expenses (net):
     Loan loss recoveries ..................................                 9,356                   9,935                  11,914
     Other income and expenses, net ........................                 1,357                   1,838                 (17,209)
Minority interest ..........................................                    (1)                     (1)                     (1)
Total operating expenses ...................................              (147,953)               (150,615)               (257,239)
Loss from price-level restatement ..........................                (9,705)                 (5,950)                 (9,596)
Income taxes ...............................................                (1,591)                  1,386                   1,153
                                                                      ------------            ------------            ------------
Net income .................................................             Ch$87,034               Ch$89,577               Ch$52,635
                                                                      ============            ============            ============

Total assets ...............................................          Ch$5,978,946            Ch$6,270,077            Ch$8,596,031
Total liabilities ..........................................             5,572,782               5,859,860               7,977,801
Shareholders' equity .......................................               406,164                 410,217                 618,230
Quinenco's interest % (2) ..................................                  12.3%                   52.7%                   52.2%

----------
(1)   Banco de Chile merged with Banco Edwards on January 1, 2002.

(2)   Corresponds to voting rights in Banco de Chile.

      The following table provides information on the composition of Banco de Chile's loan portfolio and contribution to consolidated net income before tax by segment for the year ended December 31, 2002:

                                                                                                          Consolidated net
                                                                                                               income
                                                                                Loans                      before tax (1)
                                                                     --------------------------           ---------------
                                                                        (in millions of Ch$, except for percentages)
Large corporations .........................................         Ch$ 2,553,522        41.5%                18,924
Middle market companies ....................................             1,542,089        25.0                 38,785
International banking ......................................               351,485         5.7                 (6,898)
Retail banking .............................................             1,633,726        26.5                 46,340
Treasury and money market operations .......................                18,795         0.3                 23,054
Subsidiaries ...............................................                61,896         1.0                 13,497
Other (adjustments and eliminations) .......................                    --          --                (82,220)
                                                                     -------------       -----                 ------
   Total ...................................................         Ch$ 6,161,513       100.0%                51,482
                                                                     =============       =====                 ======

----------
(1) Consolidated net income before tax consists of the sum of operating revenues and other income and expenses, net, and the deduction for operating expenses and provisions for loan losses.

      Large Corporations

      At December 31, 2002, Banco de Chile had approximately 2,184 large corporate customers. Loans to large corporations totaled approximately Ch$2,553,522 million at December 31, 2002, representing 41.5% of total loans at that date. The Large Corporations area accounted for Ch$18,924 million of consolidated net income before tax for the year ended December 31, 2002.

      In general, the Large Corporations area services domestic companies with annual sales in excess of Ch$12,000 million (approximately US$17 million), multinational corporations, financial institutions, governmental entities and companies affiliated with Chile's largest conglomerates (regardless of size). The Large Corporations area offers companies a broad range of products and services, including deposit-taking and lending in both pesos and foreign currency, trade and project financing, and various non-credit services, such as collection, supplier payments and payroll management. In addition, the Large Corporations area offers a broad range of banking products and services including working capital financing, lines of credit, commercial loans, leasing, corporate financial services, foreign trade financing, letters of credit in domestic and foreign currencies, mortgage loans, payment and asset management services, checking accounts and time deposits, and, through the bank's subsidiaries, brokerage, mutual funds and investment fund management services. All of the bank's branches except the Credichile branches provide services to the Large Corporations area customers directly and indirectly.

      Large corporate customers are engaged in a wide spectrum of industry sectors, including, among others, financial services (approximately 28.8% of all loans made by the area), manufacturing (approximately 13.5% of all loans made by the area), construction (approximately 13.2% of all loans made by the area), trade (approximately 13.1% of all loans made by the area), and agriculture (approximately 9.4% of all loans made by the area).

      The following table sets forth the composition of Banco de Chile's portfolio of loans to large corporations as of December 31, 2002:

                                                              As of December 31, 2002
                                                   --------------------------------------------
                                                   (in millions of Ch$, except for percentages)
      Commercial loans ...................            Ch$ 1,595,371                   62.5%
      Foreign trade loans ................                  355,118                   13.9
      Contingent loans ...................                  241,808                    9.5
      Leasing contracts ..................                  137,075                    5.4
      Mortgage loans .....................                   92,770                    3.6
      Consumer loans .....................                      169                    0.0
      Other loans ........................                  131,211                    5.1
                                                      -------------                  -----
      Total ..............................            Ch$ 2,553,522                  100.0%
                                                      =============                  =====

      The Large Corporations area's loan portfolio consists principally of unsecured loans with maturities between one and six months and of medium and long-term loans to finance fixed assets, investment projects and infrastructure projects. In addition, the Large Corporations area issues contingent credit obligations in the form of letters of credit, bank guarantees and similar obligations in support of the operations of its large corporate customers.

      The market for loans to large corporations in Chile in recent years has been characterized by reduced profit margins, due in part to the greater direct access of such customers to domestic and international capital markets and other sources of funds. As a result, Banco de Chile has increasingly focused on generating fee services, such as payroll processing, dividend payments and billing services as well as computer banking services.

      Banco de Chile is party to approximately 3,050 payment service contracts and approximately 765 collection service contracts. Under these payment contracts, the bank provides large corporate clients with a system to manage their accounts and make payments to suppliers, pension funds and employees. Under collection contracts, the bank acts as a collection agent for its large corporate customers, providing centralized collection services for their accounts receivables and other similar payments.

      Middle Market Banking

      As of December 31, 2002, the Middle Market Banking area maintained outstanding loans in the amount of Ch$1,542,089 million, which represented 25% of the total loans granted by the bank. The Middle Market Banking area accounted for Ch$38,785 million of the bank's total consolidated net income before tax for the year ended December 31, 2002.

      Through the Middle Market Banking area, Banco de Chile services small and medium-size Chilean companies. Medium-size companies are generally defined as those with annual sales of less than Ch$12,000 million (US$17 million) and small or emerging companies as those with sales of less than Ch$300 million (approximately US$0.4 million). The Middle Market Banking area had approximately 65,930 checking account holders, of which approximately 74% are small or emerging companies. In terms of loan amount, however, 63.1% of the business area's total loan portfolio is comprised of medium-size companies.

      Middle Market customers are engaged in a wide spectrum of industry sectors, including, among others, trade (approximately 22.4% of all loans made by the area), financial services (approximately 16.9% of all loans made by the area), agriculture (approximately 15.8% of all loans made by the area). manufacturing (approximately 15.3% of all loans made by the area) and transport and storage (approximately 5.3% of all loans made by the area).

      The Middle Market Banking area offers a broad range of financial products, including project financing, working capital financing, mortgage loans and debt rescheduling, as well as other alternatives such as leasing operations and factoring, mutual funds, insurance and securities brokerage services and collection services (through subsidiary operations). With respect to foreign trade, the bank offers advisory services as well as comprehensive financing and service alternatives.

      Other services, which include the payment of compensation, taxes and employee benefits, payments to suppliers, and automated bill payments, are mainly provided through remote service channels (Internet) and are made to approximately 18,000 customers. Through other subsidiaries, Banco de Chile offers customers full-range services in financial advisory, stock brokerage, mutual fund management, and general and life insurance brokerage.

      The following table shows the composition of the Middle Market loan portfolio as of December 31, 2002:

                                                                      As of December 31, 2002
                                                            --------------------------------------------
                                                            (in millions of Ch$, except for percentages)
      Commercial loans .......................               Ch$   714,761                      46.4%
      Consumer loans(1) ......................                      13,602                       0.9
      Foreign trade loans ....................                     119,391                       7.7
      Contingent loans .......................                      82,426                       5.3
      Mortgage loans .........................                     356,192                      23.1
      Leasing contracts ......................                     107,655                       7.0
      Other loans ............................                     148,062                       9.6
                                                             -------------                     -----
         Total ...............................               Ch$ 1,542,089                     100.0%
                                                             =============                     =====

      ----------
      (1) Certain commercial loans to individuals are classified as consumer loans.

      International Banking

      As of December 31, 2002, Banco de Chile had approximately Ch$611,671 million in foreign trade loans, representing 9.9% of its total loans as of that date and Ch$93,618 million in letters of credit and other contingent obligation related to foreign trade operations, representing 1.5% of its loan portfolio. The International Banking area accounted for a loss of Ch$6,898 million of the bank's total consolidated net income before tax for the year ended December 31, 2002.

      Banco de Chile offers all of its customers a wide range of international banking facilities, including those related to import and export financing, issuing letters of credit, guarantees and other forms of credit support, as well as currency swaps, banking and treasury services for corporate customers, both in Chile and abroad. The International Banking area has two main lines of business. The first is related to all banking products that involve foreign currency, including those related to foreign trade. The second main line of business is that of managing the Banco de Chile international network. This network is made up of a branch in New York and an agency in Miami; three representative offices, located in Mexico City, Sao Paulo and Buenos Aires; approximately 1,000 correspondent banks, of which 90 have established a credit relationship with Banco de Chile and 40 of which have established account relationships with the bank.

      The following table sets forth the composition of Banco de Chile's portfolio of loans originated through its New York branch and Miami agency, as of December 31, 2002:

                                                                   As of December 31, 2002
                                                            ------------------------------------
                                                            New York Branch         Miami Agency
                                                            ---------------         ------------
                                                                      (in millions of Ch$)
      Commercial loans .......................                 Ch$  67,613            Ch$ 47,717
      Foreign trade loans ....................                      73,707                27,936
      Interbank loans ........................                      33,647                 2,376
      Contingent loans .......................                      12,195                 9,467
      Other loans ............................                       3,167                   292
                                                               -----------            ----------
         Total ...............................                 Ch$ 190,329            Ch$ 87,788
                                                               ===========            ==========

      Retail Banking

      At December 31, 2002, loans made by the Retail Banking area amounted to Ch$1,633,726 million, which represented 26.5% of the total loan portfolio of Banco de Chile. The Retail Banking area accounted for approximately Ch$46,340 million of consolidated net income before tax for the year ended December 31, 2002.

      The following table sets forth information on the composition of the portfolio of loans of the Retail Banking area for the year ended December 31, 2002:

                                                                           As of December 31, 2002
                                                                      -------------------------------
                                                                      (in millions of Ch$, except for
                                                                                percentages)
            Commercial loans ............................           Ch$    86,801                 5.3%
            Consumer loans ..............................                 398,982                24.4
            Foreign trade loans .........................                   1,247                 0.1
            Contingent loans ............................                   1,831                 0.1
            Mortgage loans ..............................                 738,309                45.2
            Leasing contracts ...........................                   4,363                 0.3
            Other loans (1) .............................                 402,193                24.6
                                                                    -------------               -----
                Total ...................................           Ch$ 1,633,726               100.0%
                                                                    =============               =====

            (1) Other loans are mainly composed by mortgage loans financed by the bank's general borrowings and lines of credits.

      High- and Middle-Income Individuals. High and middle-income individuals are offered a broad range of retail banking products, including residential mortgage loans, lines of credit and other consumer loans, credit cards, checking accounts, savings accounts and time deposits. Mutual funds and brokerage services are provided to individuals through subsidiaries. At December 31, 2002, Banco de Chile had outstanding extensions of credit to approximately 254,450 high- and middle-income individuals, including approximately 35,050 residential loans, 215,100 lines of credit, 95,440 other consumer loans and 231,070 credit card accounts. At the same date, 286,750 checking accounts, 121,766 savings accounts and 67,550 time deposits corresponded to this segment (the bank defines high- and middle-income individuals as those with annual income in excess of Ch$5.7 million (approximately US$8,000) compared to per capita annual income in Chile of approximately US$4,000 in the year 2002).

      Residential Mortgage Loans. Outstanding residential mortgage loans were Ch$680,452 million as of December 31, 2002, which represented 46.2% of the Retail Banking business area's total loans and 11% of total loans.

      Residential mortgage loans generally have maturities between five and 30 years and are denominated in UF. To reduce exposure to interest rate fluctuations and inflation with respect to the residential loan portfolio, a majority of the residential loans are currently funded through the issuance of mortgage finance bonds, which are recourse obligations with payment terms that are matched to the residential loans and which bear a real market interest rate plus a fixed spread over the rate of change in the UF.

      At December 31, 2002, Banco de Chile was Chile's second largest private sector bank in terms of residential mortgage loans and, based on information prepared by the SBIF, accounted for approximately 18.9% of the residential mortgage loans in the Chilean banking system and approximately 24.8% of such loans made by Chilean private-sector banks.

      Credit Cards. The product portfolio includes both personal and corporate credit cards. As of December 31, 2002, Banco de Chile had 255,172 valid usable accounts, with 388,261 cards. Total charges on credit cards during 2002 amounted to Ch$296,999 million, with Ch$261,400 million corresponding to purchases and service payments in Chile and abroad and Ch$35,599 million corresponding to cash advances (both domestic and international). As of December 31, 2002, the bank's credit card loans amounted to Ch$46,586 million and represented 11.7% of the bank's consumer loans.

      Processing services are provided by Transbank and Nexus S.A., both of which support the retail banking line of business, in accordance with current Chilean regulations. As of December 31, 2002, Transbank had 18 shareholders and Nexus had 7 shareholders, all of them banks. Banco de Chile's equity ownership in Transbank and Nexus was 17.4% and 25.8%, respectively.

      Debit Cards. Banco de Chile has different types of cards with debit options. According to the relative category, these can be used on the automated teller machines that operate on the local network (Redbanc S.A.), on the Visa International PLUS network, on the local network of merchants participating in the local Redcompra debit program and/or on international merchants associated with Electron. During 2002, transactions related with Banco de Chile's debit cards totaled more than 7.5 million.

      Installment Loans. Consumer installment loans to individuals are generally incurred, up to a customer's approved credit limit, to finance the cost of goods or services, such as cars, travel and household furnishings. Consumer loans are denominated in both pesos and UF, bear interest at fixed or variable rates of interest and generally are repayable in installments of up to 36 months.

      At December 31, 2002, outstanding installment loans were Ch$257,996 million, accounting for 64.7% of the Retail Banking business area's consumer loans. A majority of the installment loans are denominated in pesos and are payable monthly.

      Lines of Credit. As of December 31, 2002, the bank had 215,100 approved lines of credit to customers and outstanding advances to 162,966 individuals under lines of credit. Individual lines of credit are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in pesos and bear interest at a rate that is set monthly. At the customer's option, such loan may be renewed and re-priced for successive monthly periods, in each case subject to minimum monthly payments.

      Deposit Products. The bank offers a broad range of checking accounts, time deposits and savings accounts to retail customers. Checking accounts are peso-denominated and mostly non-interest bearing. Savings accounts are denominated in UF and bear interest at a fixed rate of interest. Time deposits are denominated in pesos, UF and U.S. dollars and most bear interest at a fixed rate with a term of 30 to 360 days. At December 31, 2002, 286,750 checking accounts for approximately 276,140 customers with an aggregate balance of Ch$285,360 million were maintained with the bank. At such date, checking account balances totaled approximately Ch$1,072,183 million and represented 13.4% of the bank's total liabilities.

      Lower Income Individuals - Credichile. Products and services to the lower middle to middle income segments of the Chilean population are offered through a network of 46 Credichile branches and 9 other credit centers. Lower-middle income individuals are defined as persons with annual income between Ch$1.4 million (US$2,000) and Ch$5.7 million (US$8,000). Credichile offers its customers a range of products, including consumer loans, credit cards, auto loans and residential mortgage loans and a special demand deposit account targeted at low-income customers. At December 31, 2002, Credichile had 164,670 customers and total loans outstanding of Ch$160,536 million, representing 2.6% of the total loan portfolio. Credichile provides short to medium-term consumer loans and credit lines. Credichile had approximately 152,703 short to medium-term consumer loans that totaled Ch$88,829 million at December 31, 2002. Credichile customers had 26,989 valid credit card accounts, with loans of Ch$5,570 million and total charges of Ch$2,910 million.

      The SBIF requires a greater allowance for loan losses with lower credit classifications, such as those of Credichile. Credichile has rigorous procedures for collection of past due loans. Collection services are provided by Socofin, a subsidiary of the bank specialized in account collections.

      Bancuenta. The Bancuenta account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. The customer may use the ATM card linked to the Bancuenta account (which may include a revolving line of credit) to make deposits or automatic payments to other Credichile accounts through a network of ATMs available through the Redbanc system.

      At December 31, 2002, Credichile had 697,750 Bancuenta accounts, each of which pays an annual fee, a fee each time the customer draws on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta also offers large corporate customers the ability to pay their employees by direct deposit of funds into the individual employee's account at Credichile.

      Treasury and Money Market Operations

      The bank offers currency intermediation, instruments derived for currency and interest rate risk hedging, transactions under repurchase agreements and investment products based on bonds, mortgage notes and deposits. Also available through the bank's delivery channels are investments in mutual funds and stock brokerage services. Other services are oriented towards managing currency, interest rate and maturity gaps and the intermediation of fixed-income instruments, currencies and derivatives.

      Banco de Chile's investment portfolio as of December 31, 2002 amounted to Ch$1,598,900 million, of which 68.6% corresponded to instruments issued by the Central Bank and the Chilean government, 21.1% to securities from international issuers, 7.7% from local financial institutions and 2.6% from local corporations.

      Operations Through Subsidiaries

      These products and services, which may not be offered directly by banks under Chilean Law, include financial advisory services, mutual and investment funds, securities brokerage, factoring, securitization, collection, sales and insurance brokerage services. Consolidated net income from securities brokerage services was Ch$5,493 million, which represented 10.4% of the bank's consolidated net income in 2002 and net income from mutual funds services was Ch$4,866 million, which represented 9.2% of consolidated net income for the same period.

      Distribution Channels and Electronic Banking. The bank's distribution network includes branches, ATMs, Call Centers and Internet banking. As of December 31, 2002, the bank's branch network consisted of 219 branches and it owned and operated 799 ATMs connected to Redbanc, the national ATM network, covering more than 2,782 ATMs. In addition, Banco de Chile is interconnected to Banco del Estado's network of approximately 800 ATMs. A wide array of services are also provided by Banco de Chile's Internet-based service network. As of December 31, 2002, approximately 114,000 individual customers and 20,000 corporate customers performed close to 4.3 million transactions on a monthly basis. Together with 15 other Chilean banks, Banco de Chile is a shareholder of the Sociedad Interbancaria de Transferencias Electronicas S.A., a corporation that executes electronic transfer services and provides support to the operations performed by banks through the installation, operation, maintenance and development of the systems and equipment involved in automated electronic fund transfers.

      Competition. The Chilean market for banking and other financial services is highly competitive, and the bank faces significant competition in each of its principal areas of operation. The Chilean financial services market consists of a number of distinct sectors. The most important sector in terms of loan volume, commercial banking, includes 24 privately owned banks and one public-sector bank, Banco del Estado. The privately owned banks have traditionally been divided between those that are principally Chilean-owned, of which there are ten, and those that are principally foreign-owned, of which there are 14. At December 31, 2002, two private-sector banks, Banco Santander-Chile (24.7%) and Banco de Chile (18.7%) and the public-sector bank, Banco del Estado (12.5%), together accounted for 55.9% of all outstanding loans by Chilean financial institutions. All of the Chilean private owned banks together accounted for 56.8% of total loans outstanding while foreign-owned banks accounted for 42.7% of total loans outstanding. A single finance company accounted for 0.5% of total loans outstanding.

      During 2002, two new private sector banks initiated their operations, mainly as consumer and middle-market company niche banks. In addition, some local investor groups have announced the incorporation of new banks for next year. This will imply further competition, mainly in banking services to middle-income individuals.

      The bank considers other private sector banks to be its primary competitors, however it also faces competition to a lesser extent from Banco del Estado, which has a larger distribution network and a larger customer base than Banco de Chile.

      As a commercial bank offering a range of services to all types of businesses and individual customers, Banco de Chile faces a variety of competitors, ranging from other large, privately-owned commercial banks to more specialized entities like finance companies and "niche" banks. The principal commercial banks in Chile include Banco Santander- Chile, Banco de Credito e Inversiones, BBVA Banco Bhif, Corpbanca and Citibank.

      In the large corporations and middle market sectors, the bank considers its strongest competitors to be Banco Santander- Chile and Banco de Credito e Inversiones.

      In the retail banking business, Banco de Chile competes with other private sector Chilean banks, Banco del Estado and finance companies. Among private Chilean banks, they consider their strongest competitors in the consumer retail market sector to be Banco Santander-Chile and Banco de Credito e Inversiones. In the individual banking sector, particularly with respect to high income individuals, it competes with both private Chilean and foreign-owned banks and considers its strongest competitors in this market to be Banco Santander-Chile and Citibank.

      The Chilean banking industry has experienced increased levels of competition in recent years, including from foreign banks, which has led to, among other things, consolidation in the industry. Strategies have, on an overall basis, been aimed at reducing costs and improving efficiency standards. As a result of this competitive environment, our income may decrease due to the extent and intensity of competition.

      Banco de Chile expects the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups. In this regard, in mid-1996 Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander. In addition, Banco O'Higgins and Banco de Santiago merged in

January 1997, forming Banco Santiago. In 1999, Banco Santander of Spain took control of Banco Santiago. In August 2002, Banco Santiago and Banco Santander-Chile, the second and fourth largest banks in Chile at that date, respectively, merged and became Chile's largest bank. Although Banco de Chile believes that it is currently large enough to compete effectively in its target market segments, any further consolidation of participants in the Chilean financial system may adversely affect the bank's competitive position in the Chilean financial services industry.

      Historically, commercial banks in Chile have competed in the retail market against each other, with finance companies and with department stores, the two latter mainly having traditionally been focused on consumer loans to middle- and low-income segments. However, finance companies have gradually disappeared as they have been purchased by the largest banks. At December 31, 2002, there was only one finance company in the market, however it initiated its operations as a private-sector bank in January 2003.

      Non-bank competition from large department stores has become increasingly significant in the consumer lending segment. Recently, two new consumer-oriented banks related to large department stores in Chile have been established. Although these banks had a market share of less than 1% as of December 31, 2002, according to the SBIF, the opening of these banks should bring increased competition into the consumer banking business.

      Loans

      The following table sets forth Banco de Chile's market share in terms of loans (excluding interbank loans), and that of its principal private-sector competitors in the Chilean financial system, in each case at December 31 in each of the last five years, according to information published by the SBIF:

                                                                                  Bank Loans (1)
                                                       --------------------------------------------------------------------
                                                                                 As of December 31,
                                                       --------------------------------------------------------------------
                                                       1998            1999            2000            2001            2002
                                                       ----            ----            ----            ----            ----
Banco Santander-Chile ......................           11.7%           12.3%           11.5%           11.7%           24.7%
Banco Santiago (2) .........................           17.3            16.1            15.8            16.1              --

Banco de Chile .............................           11.7            12.4            12.7            12.1            18.7
Banco de A. Edwards (3) ....................            7.9             7.7             8.3             7.4              --

Banco de Credito e Inversiones .............            7.8             8.1             7.9             9.0            10.4
BBVA Banco BHIF ............................            4.9             5.4             5.8             6.0             6.7
                                                       ----            ----            ----            ----            ----
     Total average for six banks ...........           61.3%           62.0%           62.0%           62.3%           60.5%
                                                       ====            ====            ====            ====            ====

----------
Source: SBIF

(1)   For ease of comparison, interbank loans have been eliminated.

(2)   Banco Santiago merged with Banco Santander-Chile in August, 2002.

(3)   Banco de Edwards merged with Banco de Chile on January 1, 2002.

      Risk Index. At October 31, 2002, Banco de Chile's unconsolidated risk index was 2.98%, compared to the financial system's risk index of 1.95%.

      Credit Quality. At December 31, 2002, Banco de Chile had a ratio of past due loans of 2.43%.

      Deposits. Banco de Chile had deposits of Ch$4,652,136 million at December 31, 2002, with a 16.7% market share in unconsolidated terms, the second-largest in the Chilean financial system, according to the SBIF.

      Shareholders' Equity. Banco de Chile had Ch$565,595 in shareholders' equity as of December 31, 2002 (not including net income), making it the second-largest private-sector commercial bank in Chile in terms of shareholders' equity. Return on average shareholders' equity (including net income for the year) for the year ended December 31, 2002 was 8.9%, according to information published by the SBIF.

      Efficiency. For the year ended December 31, 2002, the bank's efficiency ratio was 61.1%, mainly as of the result of non-recurring expenses incurred in connection with the merger process in 2002.

Food and Beverage - CCU

      The Company does not consolidate CCU's results, which are accounted for on an equity-method investment basis. In 2002, CCU<180>s net income was Ch$22,065 million, of which 30.8% corresponded to Quinenco's proportional share, included in other non-operating income in its consolidated income statement. Quinenco's economic interest in CCU as of December 31, 2001 and 2000 was 30.8%. The Company's interest in CCU is held through a holding company, Inversiones y Rentas S.A. (IRSA), in which the Company holds a 50% interest.

      CCU, a diversified beverage company, was founded in 1902 and is now the largest Chilean brewer, the second largest brewer in Argentina, the third largest Chilean soft drink producer, the largest Chilean mineral water producer and the second largest Chilean wine producer. In early 2003, CCU entered into the production and commercialization of pisco, a popular Chilean liquor derived from grapes. CCU had a domestic beer market share of approximately 88% in 2002, 88% in 2001 and 89% in 2000 and a market share in Argentina of approximately 13% in 2002, 12% in 2001 and 13% in 2000. In Chile, CCU's beer division produces, markets, sells and distributes proprietary brands, including Cristal, the country's best-selling beer in 2002 which accounted for 60% of all beer sales by volume, as well as brands under license and distribution agreements, such as Budweiser, Paulaner and Guinness. CCU produces, markets, sells and distributes Budweiser brand beer as well as proprietary brands in Argentina. Through its subsidiary Embotelladoras Chilenas Unidas S.A. ("ECUSA"), CCU produces, markets, sells and distributes proprietary brands, PepsiCo and Schweppes Holdings Ltd. soft drink brands and Watt's nectars. In addition, CCU has proprietary brands of mineral water which it bottles and distributes in Chile and is the market leader. CCU also owns a majority interest in Vina San Pedro, Chile's second-largest winery. CCU also produces plastic bottles for use in its businesses.

      Settlement of Dispute and Change of Partners in IRSA. During 2001 and 2002, Quinenco was involved in arbitration proceedings under the rules of the International Chamber of Commerce in connection with its 50% interest in IRSA, a joint venture formed in 1986 between Quinenco and the Schorghuber Group of Germany. IRSA is the controlling entity of CCU with a 61.6% interest. In early 2001, the Schorghuber Group announced that it had sold 49.9% of its interest in IRSA to the Dutch brewer, Heineken International B.V. ("Heineken"). Although the exact terms of the Schorghuber Group's agreement with Heineken were not known, Quinenco believed the sales represented a violation of the existing shareholders' agreement with the Schorghuber Group.

      On January 14, 2003, Quinenco S.A. announced that Quinenco and the Schorghuber Group had come to an agreement and that the arbitration proceedings had been terminated. As part of the agreement, the Schorghuber Group made a US$50 million payment to Quinenco on January 28, 2003.

      The existing shareholders' agreement between the parties was modified on January 13, 2003 to allow the Schorghuber Group to sell its interest in IRSA to Heineken within a three-year period provided that certain conditions were met. Subsequently on April 17, 2003, the Schorghuber Group gave Quinenco formal notice of the sale of its interest in IRSA to Heineken Americas B.V., a subsidiary of Heineken International B.V., in accordance with the terms and conditions of the amended shareholders' agreement with Quinenco. As a consequence, Heineken is currently a 50% partner in IRSA.

      Terms of the agreement also specified that IRSA would propose to the Board of Directors of CCU that it submit for consideration to its shareholders a dividend distribution equivalent to 100% of its 2002 earnings and an additional dividend distribution against CCU's retained earnings amounting to Ch$168,700 million, to be paid within 180 days in single or multiple distributions.

      Finally, as part of the agreement reached to put an end to the conflict, Southern Breweries Establishment, a 50%-owned indirect subsidiary of CCU, agreed in principle to sell its interest in the Croatian brewery, Karlovacka, to Heineken at a sales price equivalent to ten times its annual earnings from operations. The sale of Karlovacka received regulatory approval and approval by the Boards of Directors of Heineken, SBE, and its controlling entities, Lanzville Investments Establishment and CCU.

      Extraordinary Dividend Payment. On February 27, 2003, CCU announced that shareholders had approved the extraordinary dividend distribution at an extraordinary shareholders' meeting held on February 26, 2003. The extraordinary dividend is to be fully paid on or before October 31, 2003 in multiple distributions. The first distribution was made on March 14, 2003 for Ch$56,375 million, corresponding to 318,502,872 outstanding subscribed and paid shares.

      Sale of Interest in the Karlovacka Pivovara Brewer in Croatia. On April 1, 2003 CCU announced that SBE had sold the 68.8% interest it held in Karlovacka to Heineken. As a result of the divestiture, CCU reported an extraordinary gain of Ch$20,221 million (value as of March 31, 2003).

      Dividend Distribution Corresponding to 2002 Net Income. At CCU's General Ordinary Shareholders' Meeting held on April 24, 2003, pursuant to the agreement reached between Quinenco and the Schorghuber Group on January 13, 2003, CCU's Board of Directors proposed a dividend distribution of Ch$20,574 million, equivalent to 100% of CCU's 2002 net distributable income. The dividend was approved by shareholders.

      Syndicated Bank Loan. On May 9, 2003, CCU subscribed to a US$135 million five year syndicated bank credit agreement with a group of national and international lenders.

      Purchase of Kunstmann Microbrewery. On May 10, 2002, CCU announced that it had acquired a 50% interest in Kunstmann, a small premium brand brewer in the south of Chile.

      Sale of 6.7% interest in Backus y Johnston. On March 20, 2001, CCU announced that it had sold a 6.7% interest it held in Union de Cervecerias Peruanas Backus y Johnston S.A.A., the leading beer producer in Peru. The pre-tax gain on the sale associated with the disposal of shares was Ch$17,199 million.

      Acquisition of Cerveceria Austral .On November 2, 2000, CCU announced that it had acquired 45,000 shares of Cerveceria Austral S.A. ("Austral"). On the same date, Austral carried out a capital increase of 1,000,000 shares, of which CCU purchased 878,916 shares. Following the acquisition and the capital increase, CCU had a 50% interest in Austral, acquired for Ch$4,700 million. The purchase was financed by CCU's internally generated resources.

      Land purchase in Argentina for Wine Production. In January 2000, CCU's 60.3%-owned subsidiary, Vina San Pedro S.A., acquired 200 hectares of land near Mendoza, Argentina. In August 2000, it acquired an additional 411 hectares of adjoining land.

      Strategy. CCU's strategic plan for 2002-2004 is built on three fundamental pillars: (i) Profitability, through the optimization of expenses, margins and capital employed; (ii) Growth in the company's current businesses and expansion into new businesses and product categories and; (iii) Sustainability, both internal, in the management of the company's current brands, human resources and corporate image, and external, in relationships with the company's customers, consumers, suppliers and society as a whole. From these pillars, the company focuses on six strategic objectives: (1) to make current businesses more profitable; (2) to grow and innovate in current businesses; (3) to achieve operational excellence in the sales and distribution processes; (4) to increase knowledge of general consumer habits and trends, along with those of the specific consumers in each of the company's brands; (5) to implement strategic human resources management; and (6) to expand into new product categories and consider the development of new beverages.

      The following table shows selected financial information of CCU and its subsidiaries at or for the years ended December 31, 2000, 2001 and 2002:

                  CCU and subsidiaries

                                                                  2000                    2001                    2002
                                                                  ----                    ----                    ----
                                                               (in millions of constant Ch$, except percentages)
Net Sales:
    Beer (1)
        Chile ..................................            Ch$133,327              Ch$133,895              Ch$134,474
        Argentina ..............................                52,223                  54,724                  24,881
                                                            ----------              ----------              ----------
    Total Beer .................................               185,550                 188,619                 159,355

    Soft drinks and mineral water (2) ..........               110,150                 111,744                 110,794
    Wine (3) ...................................                56,094                  69,592                  75,158
    Other (4) ..................................                   268                     429                     584
                                                            ----------              ----------              ----------
             Total net sales ...................            Ch$352,062              Ch$370,384              Ch$345,891
                                                            ==========              ==========              ==========
Operating Income:
    Beer (1)
        Chile ..................................             Ch$28,766               Ch$29,756               Ch$27,294
        Argentina ..............................                (5,783)                 (6,989)                (11,808)
    Soft drinks and mineral water (2) ..........                 9,547                   8,790                  10,107
    Wine (3) ...................................                 5,532                   9,580                   9,464
    Other (4) ..................................                 3,865                   3,825                   2,537
                                                            ----------              ----------              ----------
             Total operating income ............             Ch$41,927               Ch$44,962               Ch$37,594
                                                            ----------              ----------              ----------

Non-operating results ..........................                (8,468)                  3,820                  (6,841)
Minority interest ..............................                  (807)                 (1,893)                 (1,252)
Income taxes ...................................                (5,331)                 (7,360)                 (7,436)
                                                            ----------              ----------              ----------
Net income .....................................             Ch$27,321               Ch$39,529               Ch$22,065
                                                            ==========              ==========              ==========

Total assets ...................................            Ch$663,045              Ch$648,285              Ch$652,959
Bank debt and bond obligations .................                97,298                  72,936                  71,073
Other liabilities ..............................               138,899                 151,427                 148,401
Shareholders' equity ...........................               426,848                 423,922                 433,485
Quinenco's effective economic interest .........                  30.8%                   30.8%                   30.8%

----------
(1) Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast.

(2) Includes sales of carbonated and non-carbonated soft drinks, nectars, mineral water, powdered juices and related merchandise.

(3) Includes sales of wine, wine by-products and other products such as labels and corks.

(4)   Includes sales of crates and other packaging.

      The following table shows certain operating and statistical data regarding CCU's beer segment at or for the years ended December 31, 2000, 2001 and 2002:

                         CCU - Beer Segment                               2000              2001              2002
                                                                          ----              ----              ----
                                                                          (in millions of liters, except per capita
                                                                                 information and percentages)
Chile
       Total Market Volume Sold .............................              397               397               398
       CCU Volume Sold ......................................              352               348               350
       CCU Market Share .....................................               89%               88%               88%
       Beer Consumption per Capita (liters) .................               27                27                26
       CCU Average Beer Production Capacity Utilization .....               53%               55%               54%
Argentina
       Total Market Volume Sold .............................            1,231             1,233             1,223
       CCU Volume Sold ......................................              155               151               160
       CCU Market Share .....................................               13%               12%               13%
       Beer Consumption per Capita (liters) .................               34                34                33
       CCU Average Beer Production Capacity Utilization .....               53%               52%               54%

      Beer Business in Chile. CCU is the largest producer, bottler and distributor of beer in Chile, accounting for approximately 88% of all beer sales by volume in Chile during 2002. The production and marketing of beer in Chile is CCU's principal activity, generating net sales of Ch$134,474 million, or 39% of CCU's total net sales in 2002.

      CCU produces and markets super-premium, premium, medium-priced, and popular-priced beers. CCU's premium brand, Cristal, a premium-priced beer, is Chile's best selling brand, accounting for approximately 60% of all 2002 beer sales by volume in Chile. Royal Guard is CCU's proprietary super-premium brand. Royal Light is a light beer extension of the Royal Guard line, and contains a lower alcohol content. Escudo, a medium-priced beer, is a high-alcohol content beer product and the second best selling beer in Chile. Morenita, a dark beer, and Dorada, a discount brand of lager beer, are popular-priced beers. In 2001, CCU introduced Lemon Stones and Orange Stones beer, a low-alcohol content lemon and orange flavored sweetened beer, respectively. CCU also produces, bottles and markets Paulaner brand beer and distributes other Paulaner products in Chile under an exclusive five-year license from Paulaner Brauerei AG ("Paulaner"), renewable in 2005. Pursuant to a license agreement between CCU and Guinness Brewing Worldwide Limited ("Guinness"), CCU is the distributor in Chile of Guinness brand beer. CCU also has long-standing exclusive rights to distribute Budweiser and a right of first refusal in favor of the Company with respect to the distribution of all other Anheuser-Busch beers in Chile.

      On April 28, 2003, CCU and Heineken International signed licensing and technical assistance agreements which provide the Company with the exclusive rights to produce, sell and distribute Heineken Lager beer in Chile commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003 and are renewable for subsequent periods of five years.

      Distribution. CCU distributes beer directly throughout Chile to (i) small- and medium-sized retail outlets, which, in turn, sell beer to consumers for take-out consumption (representing 40% of total volume sold by CCU in Chile in 2002), (ii) retail establishments, such as restaurants, hotels and bars, for on-premises consumption (representing 18% of total volume sold by CCU in Chile in 2002), (iii)
wholesalers (representing 22% of total volume sold by CCU in Chile in 2002) and
(iv) supermarket chains (representing 20% of total volume sold by CCU in Chile in 2002). CCU had more than 36,500 customers for its beer products in 2002, none of which accounted for more than 6% of its total beer sales by volume. CCU does not maintain any long-term contractual arrangements for the sale of beer with any of its customers.

      Production Facilities. CCU centralizes its beer production in two plants. CCU also has a bottling facility in Antofagasta. The Santiago production facility, located on the outskirts of Santiago, has a production capacity of 43 million liters per month. The Temuco production facility in Temuco, Chile was completed during 1999, with a production capacity of 12 million liters per month. The Antofagasta plant produces approximately 4 million liters per month.

      Beer Business in Argentina. CCU is the second largest beer producer in Argentina, with a 2002 market share of approximately 13%. In 2002, CCU's beer operations in Argentina generated net sales of Ch$24,881 million, which represented 7% of CCU's consolidated net sales for the year.

      CCU established CCU Argentina at the end of 1994, and in 1995, CCU Argentina acquired a 62.7% interest in Compania Industrial Cervecera S.A. ("CICSA"), a brewer located in the city of Salta, and a 98.8% interest in Cerveceria Santa Fe S.A. ("CSF"), located in the city of Santa Fe. In January 1998, CCU Argentina merged CICSA and CSF, and CCU Argentina currently holds a 99.2% interest in the combined entity.

      In December 1995, CCU Argentina and Anheuser-Busch entered into a license agreement which provides for CCU Argentina's exclusive right to produce, market, sell and distribute Budweiser brand beer in Argentina. In connection with the license agreement, Anheuser-Busch acquired approximately 4.4% of CCU Argentina, with an option until 2005 to increase its aggregate ownership interest to 20%. In November 1999, Anheuser-Busch increased its ownership interest to 10.8% through a capital increase, and CCU reduced its participation to 89.2%. Since 1996, CCU and Anheuser-Busch have invested approximately US$189 million and US$23 million (historic values), respectively, in CCU Argentina. In April 1998, CCU Argentina paid approximately US$8 million (historic value) to acquire the brands and certain other assets of Cerveceria Cordoba, a regional brewer in Argentina, to further strengthen its presence and portfolio of brands.

      In Argentina, CCU produces and markets medium-priced and popular-priced beers. The medium-priced beers are Budweiser, Salta, Santa Fe, Cordoba and Rosario brands. Schneider, a popular-priced beer, is CCU's principal brand of beer in Argentina, comprising 41% of total sales volume by CCU's Argentine subsidiary in 2002. Rio Segundo is another popular-priced beer of the company in Argentina. CCU began local production of Budweiser brand beer in December 1996, and sales of Budweiser brand beer have since grown to represent 23% of CCU's Argentine sales volume in 2002. In addition, during 1997, CCU began importing Guinness brand beer from Ireland and during 2001, Corona brand beer from Mexico, both premium-priced beers. Export sales represented less than 1% of CCU Argentina's beer sales volume in 2002. On April 28, 2003, CCU and Heineken International signed licensing and technical assistance agreements, which provide the Company with the exclusive rights to produce, sell and distribute Heineken Lager beer in Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003 and are renewable for subsequent periods of five years.

      Distribution. During 2002, approximately 75% of CCU's beer volume in Argentina was sold through wholesalers, with supermarkets and retailers accounting for approximately 10% and 15%, respectively. In 2002, CCU sold its products to approximately 17,500 customers in Argentina, none of which individually accounted for more than 5% of its total beer sales by volume.

      CCU estimates that total beer consumption in Argentina decreased at a five-year compounded annual growth rate of 0.6% between 1997 and 2002. Beer consumption stagnated in Argentina in 2001 and decreased in 2002 due to the depressed economic situation affecting Argentina since 1998 and the volatile political and social environment which culminated in 2001 and continues to produce a high degree of instability in mass consumer product sales. Nonetheless, CCU believes that its position as one of the largest producers in the beer market in Argentina, its product portfolio, which includes Budweiser and Heineken beer, and its marketing and distribution capabilities leaves it well positioned to benefit from future growth of beer consumption in Argentina, once the country recovers and begins to experience growth again.

      Beer Business in Croatia. Until March 31, 2003 CCU had an indirect 34.4% interest in a Croatian brewery, Karlovacka, through a joint venture with another Luksic Group company. On March 31, 2003, SBE sold its interest in Karlovacka to the Dutch brewer, Heineken. CCU reported an extraordinary gain on sale of its interest in SBE of Ch$20,221 million for the period ended March 31, 2003.

      Soft Drinks. CCU is the third largest soft drink producer in Chile. CCU's line of soft drink and mineral water products includes its own proprietary brands of soft drinks in addition to brands produced under license from other beverage manufacturers. Under a licensing agreement with Watt's, a local fruit related products company, CCU has bottled and distributed Watt's nectar products in Chile since 1987. In 2002, CCU's soft drink, nectar and mineral water products business in Chile generated net sales of Ch$110,794 million, representing 32% of CCU's total consolidated net sales.

      The following table shows certain operating and statistical data regarding CCU's soft drink and mineral water segment at and for the years ended December 31, 2000, 2001 and 2002.

                    CCU - Soft Drinks and Mineral Water Segment
                                                                                       2000             2001             2002
                                                                                       ----             ----             ----
                                                                                    (in millions of liters, except per capita
                                                                                          information and percentages)
      Soft Drinks
           Total market volume sold (1) ...................................           1,432            1,484            1,535
           CCU volume sold ................................................             329              340              339
           CCU market share (2) ...........................................              25%              24%              23%
           Chilean consumption per capita (liters) ........................              97               99              102
           CCU average production capacity utilization ....................              33%              34%              34%
      Mineral Water
           Total market volume sold (1) ...................................             124              127              130
           CCU volume sold (3) ............................................              76               74               74
           CCU market share (2) ...........................................              64%              62%              63%
           Chilean consumption per capita (liters) ........................               8                9                9
           CCU average production capacity utilization ....................              32%              28%              31%

      (1)   CCU company estimates; includes nectars.

      (2)   Information provided by Nielsen Chile; does not include nectars.

      (3) Include sales of mineral water in Argentina of 1.3 million liters and 2.1 million liters in 2001 and 2002, respectively.

      ECUSA, CCU's wholly-owned subsidiary, is the exclusive producer, bottler and distributor in Chile of CCU's proprietary soft drink and mineral water brands, soft drink brands produced under license from PepsiCo and Schweppes Holding Ltd. and bottled fruit juice nectars produced under license from Watt's. ECUSA has two soft drink and nectar production facilities located in Chile and operates two mineral water bottling plants in the central region of Chile. The two water sources for these products are owned by CCU. In addition, CCU bottles soft drinks at one of its facilities in the northern city of Antofagasta.

      Distribution. ECUSA operates its own sales force in Santiago, Vina del Mar, Rancagua, Melipilla, Arica, Concepcion and other major cities in the south and uses CCU's sales system in the outlaying northern and southern regions of Chile. CCU distributes its soft drink and mineral water products throughout Chile to (i) small and medium-sized retail establishments, that in turn sell the beverages to consumers for take-out consumption (54% of 2002 segment volume),
(ii) restaurants, hotels, kiosks, and bars for on-premises consumption (9% of 2002 segment volume), (iii) wholesalers (11% of segment volume) and (iv) supermarkets (26% of segment volume).

      Wine. CCU operates Vina San Pedro ("VSP"), the second-largest winery in terms of domestic and export sales. In 2002, VSP generated consolidated net sales of Ch$75,158 million or 22% of CCU's total net consolidated sales.

      CCU commenced its investment in Vina San Pedro in 1994 with the purchase of 48.4% of Vina San Pedro's equity for approximately US$17.1 million (historic value). Through subsequent capital increases and purchases of shares on the Santiago stock market, CCU's share in Vina San Pedro is 60.3% at December 31, 2002. Vina San Pedro is a publicly traded company, listed on Chile's principal stock exchanges.

      The following table shows certain operating and statistical data regarding CCU's wine segment at and for the years ended December 31, 2000, 2001 and 2002.

                      CCU - Wine Segment                                     2000              2001              2002
                                                                             ----              ----              ----
                                                                              (in millions of liters, except per capita
                                                                                      information and percentages)
Total domestic market volume sold ..............................               32                43                51
Total export market volume sold (1) ............................               34                41                45
Vina San Pedro domestic market share (2) .......................               11%               14%               17%
Vina San Pedro share of total Chilean wine exports .............               12%               13%               13%
Chilean consumption per capita (liters) ........................               16                17                17

----------
(1)   Does not include sparkling wine.

(2)   Information provided by Nielsen Chile.

      Vina San Pedro is one of Chile's largest producers and distributors of wine in terms of volume and revenues. Vina San Pedro produces and markets a full range of wine products for both the domestic and export markets. Vina San Pedro's business includes operation of its own vineyards as well as mixing, packaging and reselling wines produced by independent Chilean vineyards. Vina San Pedro exports wine products to a total of 66 countries worldwide. Vina San Pedro's total export sales in 2002 were approximately Ch$50,728 million. Its primary export markets included Europe (67% of total exports in 2002), South America (13% of total sales in 2002), North America (12% of total sales in 2002) and Asia (7% of total exports in 2002). According to industry sources, exports of Chilean wine (excluding champagne) increased from approximately 43 million liters in 1990 to 347 million liters in 2002, a compounded annual growth rate of 19%.

      VSP's wines are segmented by product type. VSP produces and sells premium, varietals and popular-priced wines within the domestic market and export market. VSP also exports bulk wine. Premium wines and many of the varietal wines are produced from high quality grapes, aged and packaged in glass bottles. Popular-priced wines are usually produced using non-varietal grapes and are not aged. These products are generally sold in either cartons or jug packaging.

      Vina Santa Helena. In December 2001, VSP's subsidiary, Vina Santa Helena S.A. created a commercial and productive winemaking operation under the Vina Santa Helena wine label.

      Joint venture with Chateau Dassault. In October 2001, Vina San Pedro created a new subsidiary, Vina Totihue S.A., as part of a joint venture agreement with Chateau Dassault, a French wine producer, to elaborate and commercialize premium quality wines.

      Distribution. Vina San Pedro sells it wines directly in the major cities of Chile and in the rest of the country through CCU's sales system. In the domestic Chilean market in 2002, Vina San Pedro sold its wines through the following channels: retailers (35% of all domestic sales); wholesalers (22% of all domestic sales); supermarkets (37% of all domestic sales); and bars and restaurants (6% of all domestic sales).

      Vina San Pedro has arrangements with 164 international agents, who facilitate the export of its wine to 66 countries. CCU has signed distribution agreements with Schenk, one of the largest distributors in Europe, Asahi Breweries, one of the largest beverage companies in Asia, and Shaw Ross International, a subsidiary of Southern Wines and Spirits and the main liquor wholesale distributor for the United States, as well as other distributors. In December 2002, VSP signed a distribution agreement with Vin & Sprit AB, a Swedish company, to distribute VSP's wines in Sweden, Norway and Estonia. In addition, VSP has signed an agreement with Mitsubishi for the distribution of its wines in China.

      Raw Materials. The principal raw materials used in CCU's production of beer are barley (used to make malt), rice, water and hops. CCU obtains its supply of barley from local growers and in the international market. Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements. CCU imports hops mainly pursuant to contracts with international suppliers, primarily in the United States and Europe, which permit CCU to secure supplies for periods of up to four years. Although water does not represent a major raw material cost, it is nonetheless essential in the production of beer.

      The principal raw materials in the production of soft drinks and nectars are water, sugar, flavoring concentrates, and carbon dioxide gas. Water is obtained from wells located at CCU's plants and/or public utilities in Chile. CCU generally purchases all of its sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile. CCU purchases flavoring concentrates for the soft drink brands it produces under license from the respective licensing companies. The flavoring concentrates for CCU's proprietary brands are purchased from third party suppliers in Chile and Germany, which manufacture the concentrates under contract with CCU. CCU obtains carbon dioxide gas for the production of both its soft drinks and its mineral water from local suppliers in Chile. CCU owns two mineral water sources in Chile from which its branded mineral water products are obtained.

      The principal raw materials that Vina San Pedro uses in its production process are grapes, wine and packaging. Vina San Pedro obtains 47% of the grapes used for export wines from its own vineyards. The majority of the wine sold in the domestic market is purchased from third parties.

      Historically, CCU has not experienced difficulty in obtaining adequate supplies of raw materials at satisfactory prices and does not expect to in the near term.

      Competition. The most important bases of competition in CCU's beer, soft drink and mineral water businesses are capacity, distribution, advertising, product image, pricing, packaging and the proprietary nature of returnable bottles in Chile, which creates a significant barrier to entry. The establishment and expansion of capacity and distribution and funding successful marketing campaigns requires significant capital and financial resources. CCU believes that these factors, together with import tariffs although low, provide significant barriers to large-scale entry of new competitors and large-scale expansion by existing competitors. There are currently no legal or regulatory barriers to enter the beer market in Chile. Substantial capital investment is required, however, to establish or acquire production and distribution facilities and market share. However, it is conceivable that other competitors may enter the beer market.

      CCU's principal competitor in the Chilean beer business is Cerveceria Chile, a subsidiary of Quilmes Industrial S.A. ("Quilmes"), the largest beer production company in Argentina. Due to the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers in Chile's proprietary returnable glass bottle system, imported beer is not a significant competitor in the Chilean market. Cerveceria Chile is estimated to have approximately an 11% share of the Chilean beer market. CCU's beer brands also compete directly against soft drinks, other beverages, wine and other alcoholic drinks.

      During 2002, CCU competed with four other brewing groups in Argentina:
Quilmes, Companhia de Bebidas das Americas ("AmBev"), Warsteiner Braurei Hans Cramer GmbH & Co. ("Warsteiner") and Cerveceria Estrella de Galicia S.A. ("Galicia"). Quilmes' estimated market share at December 2002 was 62%, followed by AmBev (17%), CCU Argentina (13%), Warsteiner (8%) and Galicia (less than 1%). Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina's returnable glass bottle system, imported beer is not a significant competitor in the Argentine market.

      In recent years, the beer industry in Latin America has experienced greater consolidation and is expected to continue to experience further consolidation in the future. On May 2, 2002, AmBev and Quilmes announced that pursuant to an agreement between both parties, AmBev would transfer all of its beer assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new B shares of Quilmes. Additionally, according to the announcement AmBev would purchase from the controlling shareholders of Quilmes
230.92 million class A shares for US$346.4 million. Also the agreement stipulates that AmBev can purchase at the end of a seven-year period the remaining Quilmes shares owned by the current controlling group, the Bemberg family, with AmBev shares. The Bemberg family has the option to sell to AmBev their remaining class A shares during a period beginning with the end of the first year and ending with the seventh year after the agreement was announced. The price of these transactions will be determined by the relative EBITDA of both companies. This transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Lujan, near Buenos Aires, to a company currently not present in the Argentine beer market. On February 14, 2003, CCU, through its subsidiary, CICSA, filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. The ruling is still pending. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which CCU operates.

      CCU's principal competitors in the soft-drink business are companies which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The Coca-Cola Company's products are produced, bottled and distributed in Chile through three separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Quatro, Fanta, Sprite, Sprite Light, Nordic Mist, Andina nectars and juices, and Kapo juices brand names. According to store audits conducted by Nielsen Chile, Coca-Cola and related brands accounted for 65% of total carbonated soft drink sales in Chile in 2002. However, figures calculated by CCU are higher than Nielsen Chile estimates. CCU expects that soft drinks marketed under private labels could experience further growth from the current 12% market share they have obtained as of 2002.

      CCU is the largest producer of mineral water in Chile and the market leader. CCU's main competitor in the mineral water business is VITAL S.A. (a subsidiary of one of The Coca-Cola Company licensees). According to Nielsen estimates, CCU's mineral water products in 2002 accounted for approximately 63% of mineral water sales by volume, while VITAL accounted for approximately 29%.

      The wine industry is very competitive, in both the domestic and the export markets. In the domestic market, Vina San Pedro competes directly against all other major Chilean wineries, including Concha y Toro and Santa Rita, the market leaders with 23% and 21% estimated market shares, respectively. VSP estimates, based on information supplied by Nielsen, that its market share in the Chilean market was approximately 17% in 2002, making it the third largest domestic producer. According to industry sources, in 2002, Vina San Pedro was the second-largest exporter of Chilean wines by volume with an estimated market share of 13%. Vina San Pedro competes internationally against other Chilean producers as well as with wine producers from other parts of the world.

      Seasonality. CCU's beer, soft drink and mineral water business is seasonal, with sales and earnings being relatively lower during the Southern hemisphere winter season of June through August.

Food and Beverage - Lucchetti

      At December 31, 2002, Lucchetti was a 93.7%-owned consolidated subsidiary of the Company. As of the same date, Quinenco's ownership interest in Lucchetti was held through an intermediate holding company, Inversiones Rio Bravo Limitada in which Quinenco had an effective economic interest as of December 31, 2002 of 100.0%. Quinenco's economic interest in Lucchetti was approximately 93.3% and 87.0% at December 31, 2001 and 2000, respectively. Lucchetti and its subsidiaries accounted for 21.1% of Quinenco's consolidated sales in 2002, 18.2% in 2001 and 21.3% in 2000.

      Lucchetti is the second largest producer of pastas in Chile with an approximate 36% share of the domestic market, and the leading domestic producer of edible oils (principally sunflower and soy oils), with an approximate 28% market share. Lucchetti also produces packaged soups, creams and broths, with an approximate 18% share of the domestic market.

      Lucchetti's main market is the Chilean market where it made 77.6% of its consolidated sales in 2002. The Company believes that, because of Lucchetti's strong market share and the strength of its major competitor in Chile, future growth in pasta sales in Chile will largely be dependent on growth in the overall market. To take advantage of growth opportunities in neighboring countries during the 1990s, Lucchetti developed additional production facilities and distribution channels for its products in Argentina and Peru. Lucchetti constructed a pasta plant in Argentina which was operational from 1997 until 2001 when it was sold to an Argentine competitor. Lucchetti also constructed a pasta plant on the outskirts of Lima, Peru, which was operational until early 2003 when it was closed for alleged environmental violations.

      Lucchetti Peru S.A. Lucchetti began to export its pasta products to the Peruvian market in 1995. In 1998, it constructed a state-of-the-art plant facility in Peru in order to develop further its position in the Peruvian pasta market. Between 1995 and 2000, Lucchetti gained a significant share of the pasta market in Peru, becoming the second leading pasta producer in the country. In addition, Lucchetti sold edible oils in the Peruvian market and distributed third party products. However, beginning in 2001 and until its closure in early January 2003 as a result of actions taken by the local Peruvian authorities and media coverage of such actions, Lucchetti's Peruvian operations suffered a significant deterioration in terms of sales, which declined by 17.5% in 2001 and a further 18.5% in 2002, and a significant loss of market share, which fell from approximately 21% in December 2000 to an estimated 12% as of December 2002.

      The Lucchetti plant is located outside of Lima adjacent to a wetlands area which is, at present, considered to be of ecological significance. On August 16, 2001, the Concejo Municipal Metropolitano de Lima ("Municipal Council of Lima") adopted the "Acuerdo de Concejo" or resolution, purporting to revoke the Lucchetti operating license that had been previously granted by the Municipality of Chorrillos, and requiring Lucchetti to close the plant operations within 12 months, and dismantle and remove the plant facilities. The Municipal Council of Lima alleged that the operation of the plant interfered with the special characteristics of the wetlands area. Lucchetti Peru disagreed with this assessment, which conflicted with the findings of Peru's environmental authorities that the plant met all applicable standards and was located outside of the protected area. Lucchetti believes that the actions of the Peruvian authorities violate both Peruvian law and various provisions of a bilateral investment treaty between Chile and Peru, including provisions forbidding expropriation of investments, discrimination against foreign investors, and unjust and inequitable treatment.

      On October 3, 2001, Lucchetti notified the Republic of Peru that it was invoking the dispute resolution procedures of the bilateral investment treaty between Chile and Peru, which require a six-month period of consultations prior to the formal initiation of any legal proceedings. The consultation period ended on April 3, 2002 without a settlement. Moreover, on December 16, 2002, The Municipal Council of Lima rejected a request by Lucchetti to extend the deadline for the closure of the plant in order to continue to seek an amicable solution between the parties.

      On December 23, 2002, Lucchetti submitted the dispute for resolution by an international arbitral tribunal under the auspices of the International Centre for Settlement of Investment Disputes ("ICSID"), located in Washington, D.C.

      On January 6, 2003, Lucchetti was notified by an official of the Municipality of Chorrillos that on January 3, 2003, the Municipality had ordered the immediate revocation of Lucchetti's operating license. In compliance with this order, Lucchetti Peru began an orderly evacuation of the plant and is currently in the process of liquidating its assets. On January 16, 2003, an official from the Municipality of Chorrillos visited the plant to insure its compliance with the municipal order.

      On March 26, 2003, Lucchetti was notified that its request for an arbitration tribunal has been accepted by ICSID. Lucchetti plans to seek damages for the loss of its investment and commercial activities in Peru. However, neither the timing nor the outcome of the arbitration can be determined at this time. Lucchetti recorded an impairment provision in its 2002 financial statements equivalent to 100% of the book value of its investment in the Peruvian operations of Ch$29,812 million, in accordance with Chilean GAAP.

      2002 Capital Increase. On January 23, 2002, Lucchetti completed a capital increase approved and partially carried out in 2001. On this date, Lucchetti issued 128,757,805 new shares for Ch$2,706 million (value at transaction date). Quinenco subscribed to 128,610,448 shares for Ch$2,701 million (value at transaction date). Quinenco's economic interest in Lucchetti increased from 93.3% to 93.7% following the capital increase. Proceeds were used to reduce indebtedness.

      2001 Capital increase. During Lucchetti's expansion process during the 1990s, Lucchetti incurred significant indebtedness. As part of an effort to reduce indebtedness, on April 26, 2001, Lucchetti's Board of Directors approved a capital increase of Ch$21,000 million through the issuance of 1,000,000,000 new shares. The capital increase was carried out in the second half of 2001 and as of December 31, 2001, Lucchetti had issued 871,242,195 new shares for Ch$18,294 million (value at transaction date). Quinenco subscribed to 869,708,297 shares for Ch$18,264 million (value at transaction date). Quinenco's economic interest in Lucchetti increased from 87.0% to 93.3% following the capital increase.

      Sale of 100% of Lucchetti Argentina S.A. After several years of competing in the Argentine market with its pasta products, in 2001, Lucchetti decided to divest its Argentine-based operations in order to concentrate its efforts mainly in Chile where it has a strong brand recognition, significant market share, access to a critical mass of consumers which facilitates new product launches, and in-house distribution capabilities.

      On June 25, 2001, Lucchetti sold its subsidiary, Lucchetti Argentina S.A, to Molinos Rio de la Plata S.A. ("Molinos"), an Argentina-based food producer for US$29.7 million (value on transaction date, net of debt). The terms of the sale agreement also grants Molinos the right to use the Lucchetti trademark in Argentina and Uruguay for seven years. Lucchetti reported a loss provision on the sale of its subsidiary of Ch$7,543 million in its financial statements for the year ended December 31, 2000. Proceeds from the sale were used to reduce Lucchetti's indebtedness.

      2001 Financial restructuring. During 2001, Lucchetti carried out a financial restructuring aimed at reducing the company's overall indebtedness level, and reprogramming remaining debt maturities in line with Lucchetti's future expected cash flow. As of December 31, 2001, Lucchetti had reduced its interest bearing debt by 46% to Ch$58,125 million. Proceeds from the sale of the Argentine subsidiary and the aforementioned capital increases were used to reduce company indebtedness. The debt restructuring mainly corresponded to a refinancing of short-term debt into a seven-year syndicated credit facility with a group of banks for UF2,369,359. As a result of the debt refinancing, as of December 31, 2001, 82.5% of Lucchetti's interest bearing debt was concentrated in long-term facilities. The balance of the syndicated bank loan as of December 31, 2002 is UF2,217,722.

      Strategy. Following the exit of its businesses in Argentina and Peru, Lucchetti's strategy is: (i) to expand its market share in the Chilean pasta, edible oils and soups and broths markets by capitalizing on its strong brand recognition, mainly through introductions of higher-value-added products (ii) to increase profitability in those products associated with large sales volumes by developing greater production and operating efficiencies.

      The following table shows net sales for each of Lucchetti's principal business segments for the years ended December 31, 2000, 2001 and 2002:

                       Lucchetti and subsidiaries                           2000           2001            2002
                       --------------------------                           ----           ----            ----
                                                                               (in millions of constant Ch$)
            Net sales:
               Pasta ......................................            Ch$60,616      Ch$45,500       Ch$42,703
               Edible oils ................................               29,053         35,201          31,537
               Soups and broths ...........................                1,593          1,747           3,534
               Other (1) ..................................               11,075          6,395           6,025
                                                                      ----------      ---------       ---------
                  Total ...................................           Ch$102,337      Ch$88,843       Ch$83,799
                                                                      ==========      =========       =========

----------
(1)   Other includes the sale of wheat by-products and third party distribution.

      The following table shows selected consolidated financial information for Lucchetti and its subsidiaries at and for the years ended December 31, 2000, 2001 and 2002:

             Lucchetti and subsidiaries
                                                                    2000                2001                     2002
                                                                    ----                ----                     ----
                                                                 (in millions of constant Ch$, except percentages)
Net sales (1)(2)(3):
Chile ...............................................          Ch$57,372           Ch$59,129                Ch$65,006
Argentina ...........................................             17,017               6,658                       --
Peru ................................................             27,948              23,056                   18,793
                                                              ----------          ----------               ---------
Total net sales .....................................         Ch$102,337           Ch$88,843                Ch$83,799
                                                              ==========          ==========               ==========

Gross margin ........................................          Ch$32,015           Ch$26,551                Ch$22,415

Operating income (loss) .............................              3,638               2,726                    2,678
Non-operating income (loss) .........................            (21,094)            (12,194)                 (39,721)
Minority interest ...................................                 --                  --                       --
Income taxes ........................................              6,849               2,869                     (180)
                                                              ----------          ----------               ---------
Net income (loss) ...................................         Ch$(10,607)          Ch$(6,599)              Ch$(37,223)
                                                              ==========          ==========               ==========

Total assets ........................................         Ch$142,927          Ch$122,807                Ch$76,345
Bank debt ...........................................             75,237              49,785                   49,110
Other liabilities ...................................             29,579              24,484                   11,046
Shareholders equity .................................             38,111              48,538                   16,189
Quinenco's effective economic interest ..............               87.0%               93.3%                    93.7%

----------
(1) Lucchetti's consolidated income statements in 2000, and until the time of its sale in 2001, included results from Lucchetti Argentina. Lucchetti's consolidated balance sheet as of December 31, 2000 accounted for Lucchetti Argentina under the equity method and did not consolidate Lucchetti Argentina on a line by line basis, in accordance with Chilean GAAP and instructions from the SVS.

(2) Export sales accounted for 2% of consolidated net sales in 2000, 2001 and 2002, respectively.

(3) Lucchetti's consolidated income statements in 2002 included results from Lucchetti Peru. Lucchetti's consolidated balance sheet as of December 31, 2002 accounted for Lucchetti Peru under the equity method and did not consolidate Lucchetti Peru on a line by line basis, in accordance with Chilean GAAP and instructions from the SVS.

      The following table shows selected statistical data for Lucchetti at and for the years ended December 31, 2000, 2001 and 2002:

        Lucchetti and subsidiaries
                                                           2000         2001        2002
                                                           ----         ----        ----
                                                            (in thousands of metric tons)
Production Volumes:
Pasta (1) .....................................           120.3         95.5        87.0
Edible Oils ...................................            39.2         50.5        47.0
Soups, Creams and Broths ......................             1.2          1.2         2.4
Production Capacity: (2)
Pasta .........................................           164.0        128.0       128.0
Edible Oils ...................................            87.0         85.0        85.0
Soups, Creams and Broths ......................             6.8          8.9         7.5

----------
(1) Lucchetti Argentina was sold on June 25, 2001. Prior to its sale in 2001, Lucchetti Argentina produced 15 thousand metric tons.

(2)   Based on three shifts of eight hours per day for a 360-day year.

      Chile

      Chile is Lucchetti's main market, where approximately 77.6% of its consolidated sales were made during 2002. In Chile, Lucchetti principally manufactures and sells pastas, edible oils, soups and broths.

      Pasta. Chile is one of the largest markets in South America for dry pasta on a per capita basis with an estimated consumer market size of 113,000 metric tons per year and estimated market value of US$117 million as of December 31, 2002. The production and marketing of pasta in Chile generated sales of Ch$31,608 million, or 48.6% of Lucchetti Chile's total net sales in 2002 (including export pasta sales).

      Lucchetti produces and markets premium, medium-priced, and popular-priced pasta under the brands Talliani, Lucchetti, Napoli and Romano. Among these brands, Lucchetti is Chile's second best-selling pasta brand, accounting for approximately 36% of all 2002 sales by volume in Chile. Talliani is Lucchetti's premium pasta, which is made entirely from higher-quality durum wheat. Napoli and Romano are medium-priced and popular-priced pastas, which are made of a mix of durum wheat and wheat flour. In addition, Lucchetti produces pastas for third parties, mainly Chilean supermarket chains. In 2002, revenues related to third party production of pastas represented approximately 11% of total pasta sales for the year.

      Edible Oils. Lucchetti is the largest Chilean producer of edible oils, principally sunflower and soy oils, with a market share of approximately 28% for the year ended December 31, 2002. Lucchetti's edible oils business in Chile generated Ch$29,833 million, or 45.9% of Lucchetti Chile's total net sales in 2002.

      Lucchetti produces and sells four types of edible oils: olive oil, sunflower, vegetable and mixed oils under the brands Talliani Oliva, Miraflores, Oro Vegetal, Dona Flor, Dona Sofia, El Dorado and Protal. Among these brands, Protal, a mixed oil, is Chile's best selling edible oil, accounting for approximately 11% of all 2002 sales by volume in Chile. Talliani is Lucchetti's leading premium brand for sales of olive oil. The Protal, Dona Flor, Dona Sofia, El Dorado and Oro Vegetal brands are vegetable oils targeted at the medium-income and low-income markets. The bulk edible oil market in Chile is mainly comprised of supply to producers of the mass consumption products such as mayonnaise and fried potatoes as well as paints. Lucchetti estimates that its market share in the bulk edible oil market is 50%.

      Packaged Soups, Creams and Broths. Lucchetti is the second-largest producer of packaged soups, creams and broths in Chile, with a market share of approximately 18% in soups and creams. Lucchetti's packaged soups, creams and broths business generated Ch$3,534 million, or 5.4% of Lucchetti's total net sales in 2002. In addition, Lucchetti produces soups, creams and broths for Knorr. In 2002, revenues related to third party production of soups for Knorr represented approximately 9% of total soup sales and 0.5% of total sales in Chile for the year.

      Customers. Lucchetti's principal customers in Chile are supermarkets, distributors and other retailers, representing 50%, 33% and 17% of 2002 net sales, respectively.

      Competition. Lucchetti's principal competitor in the Chilean pasta business is Carozzi. Carozzi has approximately 39% of the pasta market share, compared to Lucchetti's 36%. Lucchetti does not face significant competition from a single foreign manufacturer of pasta in the Chilean pasta market.

      Lucchetti is the largest producer of edible oils in the Chilean market. Lucchetti's principal competitors in the edible oils business are Malloa, a subsidiary of Unilever BestFood Chile, and Watts with estimated market shares of 17% and 22%, respectively. Lucchetti estimates that its sales accounted for approximately 28% of total Chilean sales of edible oils for the year ended December 31, 2002. Foreign competition mainly comes from Argentine producers, mainly as a result of the economic crisis in that country, which has led Argentine producers to seek other markets and capitalize on favorable exchange rates following the devaluation of the Argentine peso in 2001.

      Lucchetti's principal competitor in the dry soup and cream business is Maggi, a brand associated with Nestle, with an estimated market share of 74%. Lucchetti estimates that its net sales accounted for approximately 18% of total Chilean sales of packaged soups, creams and broths in 2002.

      Manufacturing facilities. Lucchetti manufactures pasta products for domestic and export sales at its plant in Santiago. The Santiago pasta and mill facilities consist of storage silos, a production and packaging plant and a finished products warehouse. Pasta is produced in eleven lines: four dedicated to long pasta products and seven dedicated to cut products. Pasta production capacity is approximately 80,000 metric tons per year. Capacity utilization was 70% in 2002 of which approximately 16% corresponded to third party production in 2002.

      Lucchetti's edible oil plant is located in Maipu, near Santiago. The plant consists of installations for crushing, solvent extraction, oil refining and bottling. Lucchetti offers its competitors the use of this facility on a fee basis. Lucchetti has a joint production arrangement with a subsidiary of Unilever BestFood Chile in order to improve its production efficiency and reduce production costs. Oil production capacity is approximately 85,000 metric tons per year. Capacity utilization was 56% for the Company's own products and 26% in connection with third party production in 2002.

      Lucchetti's plant for the production of soups, creams and broths is located in Santiago. The plant consists of installations for dehydration and packaging. Soup, cream and broth production capacity is approximately 7,500 metric tons per year. Capacity utilization was 32% in 2002.

      Raw Materials. The principal raw material that Lucchetti uses in the production of pasta is wheat, which represents approximately 67% of production costs. Lucchetti purchases approximately 40%-60% of its durum wheat from Canada, principally through a joint venture with Carozzi which was formed to procure wheat for the venture owners under mutually advantageous terms. The remainder of Lucchetti's wheat requirements have been satisfied in recent years through domestic purchases pursuant to annual contracts under which, in some cases, Lucchetti provides working capital to local farmers to encourage a continuing local source for raw materials. Lucchetti has never experienced significant difficulties in obtaining adequate supplies of wheat on satisfactory terms. Lucchetti has facilities in its Santiago pasta plant for the storage of up to 29,700 metric tons of unprocessed wheat.

      For the production of edible oils, Lucchetti purchases 100% of its crude oil requirements from suppliers in Argentina. Lucchetti has facilities in its Santiago oil plant for the storage of up to 2,700 tons of seeds, 4,800 tons of crude oils and 1,000 tons of refined oil.

      The principal materials that Lucchetti uses in the production and distribution of its soups, creams and broths are flour, fat and packaging materials. Lucchetti purchases all these raw materials from local suppliers. Historically, Lucchetti has not experienced any difficulty in obtaining raw materials at satisfactory prices and does not expect to in the near term.

      Peru

      Until January 2003, Lucchetti manufactured and sold pasta products and imported and sold edible oils in the Peruvian market. It also distributed third party products to the Peruvian market. Approximately 22.4% of Lucchetti's consolidated sales were made in Peru in 2002. Lucchetti's Peruvian operations were closed by municipal authorities in January 2003 for alleged environmental violations. Lucchetti has no plans to restart its manufacturing activities in Peru in the future. It is currently in the process of liquidating its manufacturing plant and machinery in Peru.

      Lucchetti's subsidiary in Peru began local distribution of Lucchetti's pasta products in 1995, and in 1998 began local production. During the time it operated in Peru, Lucchetti's products reached a market share of 25.4% in 1998, its first year of local production. This market share gradually fell to 12.4% in 2002, as a consequence of the negative public relations stemming from accusations made by Peruvian authorities for alleged environmental violations.

      Lucchetti's Peruvian operation generated sales of Ch$18,793 million in 2002, of which 59.0% or Ch$11,095 million corresponded to pasta sales. The remaining sales corresponded to edible oils and sales of third party products.

      The estimated consumer market size is approximately 231,000 tons per year, and the estimated market value is US$127 million in Peru as of December 2002.

      Customers. Lucchetti's principal customers in Peru were major distributors, representing 56% of 2002 net sales and small distributors who represented approximately 39% of net sales. Supermarkets represented only a small percentage of 2002 net sales.

      Competition. Lucchetti's main competitors in the Peruvian packaged pasta market were Alicorp S.A. (formed from the merger of Consorcio de Alimentos Fabril-Pacifico S.A. and Nicolini S.A. in October 1996) and Molitalia S.A, a company related to Carozzi, Lucchetti's principal competition in Chile.

      Manufacturing facilities. Lucchetti manufactured pasta products for the Peruvian market at its plant on the outskirts of Lima, which is now closed. The Peruvian facilities consist of a mill, storage silos, a production and packaging plant and a finished products warehouse. Pasta was produced in three lines. Pasta production capacity was approximately 48,000 metric tons. The capacity utilization rate of the plant in Peru was 57% in 2002.

      Raw materials. Lucchetti Peru purchased all of its wheat from the main supplier in the Peruvian market, Cargill U.S.A, which imports wheat from Canada and the United States. Raw oil was imported from one main supplier in Argentina.

      Argentina

      Between 1993 and 2001, Lucchetti competed in the Argentine market with its pasta products. In 2001, Lucchetti decided to divest its Argentine-based operations, mainly associated with its limited in-house distribution capability which resulted in less profitable operations than originally expected. As a consequence, Lucchetti entered into an agreement to sell its operations in Argentina to its largest competitor in the Argentine market in early 2001. The sale was concluded on June 25, 2001, following the approval of the Argentine antitrust authorities. In 2001, approximately 7.5% of Lucchetti's 2001 consolidated sales were made in Argentina.

      Legal Proceedings

      For a discussion of material legal proceedings involving Lucchetti, see "Item 8. Financial Information - Legal Proceedings".

      Financial Leverage

      In 2002, Lucchetti's net worth suffered a significant deterioration as a result of the losses associated with the closure of its Peruvian operations of Ch$30,678 million, reflected in the company's financial statements for the year ended December 31, 2002. As a consequence, Lucchetti's net worth decreased to Ch$16,189 million in 2002. At December 31, 2002, Lucchetti had bank debt obligations of approximately Ch$49,110 million, which resulted in a total debt to net worth ratio of 3:1. Total liabilities to net worth was 3.7:1 as of the same date.

      In accordance with instructions from the SVS, Lucchetti did not consolidate its balance sheet with Lucchetti Peru as of December 31, 2002. Bank and other interest bearing indebtedness related to the Peruvian operations as of the same date amounted to Ch$12,117 million and total liabilities in Peru were Ch$19,172 million. Lucchetti is at present in the process of liquidating its assets in Peru, and it is expected that proceeds from the sale of assets will be sufficient to meet Lucchetti Peru's bank, leasing and other obligations. However, there can be no assurance that the timing of the sale of the Peruvian assets will coincide with scheduled bank repayments associated with Lucchetti Peru's debt or that sales proceeds will be sufficient to settle its obligations in Peru. For further information, see "Item 5.B Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financial Covenants and Other Restrictions".

Telecommunications - Telefonica Del Sur

      At December 31, 2002, Telsur was a 73.6%-owned consolidated subsidiary of the Company. The Company's interest in Telsur is held through a wholly-owned subsidiary, VTR. Telsur is the principal provider of local telephone service in Regions X and XI and the second largest provider of telephone services in the city of Temuco, in the south of Chile. Since the year 2000, Telsur also provides local telephone service in some cities of Region VIII of Chile, including the city of Concepcion, the second largest city in the country. In addition to local telephone services, Telsur is also a provider of nationwide domestic and international long distance telephone services, Internet services and other non-regulated telecommunications services. Quinenco's economic interest in Telsur was 73.6% at December 31, 2000, 2001 and 2002, respectively. Telsur's net sales as a percentage of Quinenco's total consolidated net sales was 11.8% in 2002, 9.6% in 2001 and 9.2% in 2000.

      2002 Reorganization. With the objective of fortifying its base for future growth, Telsur restructured its operations in 2002. The reorganization involved a change in the company's management structure and a 12% cut in personnel, which were designed to reduce costs and raise efficiency levels. The restructuring process resulted in a cash outlay of US$2.1 million in 2002. The plan is oriented towards centralizing functions, optimizing resources, modernizing processes, outsourcing services and redesigning information technology. Telsur expects to achieve annual savings of US$1.7 million as a result of the reorganization.

      2001 Bond Issue in the Chilean market. In May 2001, Telsur issued bonds in the Chilean market for UF1,000,000. The bond issue consisted of two series. Series G, which amounted to UF400,000, matures in 2005, and Series H, which amounted to UF600,000, matures in 2021.

      Strategy. Due to the dynamic nature of the telecommunications business in Chile, which in 2002 was subject to high levels of competition in all business areas and a diminishing tariff base for long distance and Internet services, Telsur revised its strategic plan. Telsur's revised strategy is: 1) to strengthen the bases for growth of non-traditional services, 2) to expand its geographical coverage, 3) to focus on improving the operating efficiency of its business units and 4) to improve the profitability on invested capital.

      Local Exchange Telephony. Telsur is the leading provider of local telephone service in the X and XI Regions which include the cities of Puerto Montt, Valdivia, Osorno, Chiloe and Coyhaique, in the south of Chile. Telsur began providing telephone service in the IX Region which includes the city of Temuco, during the first quarter of 1997 and currently has an estimated 45.2% market share in that city. In addition, Telsur expanded to the VIII Region which includes Concepcion in late 2002, where it currently has an 11.6% market share. Telsur is a facility carrier in Regions X and XI (where it operates over its own network); in the rest of Chile it is a non-facility carrier, renting capacity from other networks.

      The following table shows selected financial information of Telsur and its subsidiaries at or for the years ended December 31, 2000, 2001 and 2002:

              Telsur and subsidiaries                             2000                    2001                    2002
                                                                  ----                    ----                    ----
                                                                        (in millions of constant Ch$)
Net Revenues ...................................             Ch$44,164               Ch$46,701               Ch$46,646
Gross margin ...................................                24,813                  27,775                  27,354

Operating income ...............................                12,646                  13,845                  13,148
Non-operating results ..........................                (2,989)                 (3,099)                 (3,681)
Minority interest ..............................                  (127)                   (166)                   (134)
Income taxes ...................................                (1,635)                 (1,844)                 (1,780)
Extraordinary items ............................                    --                      --                  (1,526)
                                                            ----------              ----------              ----------
Net income .....................................              Ch$7,895                Ch$8,736                Ch$6,027
                                                            ==========              ==========              ==========

Total assets ...................................            Ch$121,215              Ch$135,683              Ch$137,532
Bank debt & bond obligations ...................                52,569                  67,426                  67,123
Other liabilities ..............................                13,318                  11,611                  13,099
Shareholders' equity ...........................                55,328                  56,646                  57,310
Quinenco's effective economic interest .........                  73.6%                   73.6%                   73.6%

      Tariff Structure. On December 20, 1999 and April 27, 2000, the Ministry of Economy in conjunction with the Ministry of Transportation and Telecommunications, published in the Official Gazette, the decree which sets forth the rates for the regulated services of Telsur and Telcoy, an 88.7%-owned subsidiary of Telsur, for the period December 1999-December 2004. The effect of the new tariff structure on Telsur was to reduce access charges and alter the structure of per minute charges to per second charges for basic telephony usage.

      Revenue from Telsur's local exchange telephony business, which for the year ended December 31, 2002 accounted for 55% of total revenues, is generated principally by fixed monthly fees, per minute charges, the price of which depends on the time of the day in which calls are made (utilizing peak and off-peak rates), and access charges from other carriers. In addition, Telsur offers prepaid fixed cost telephone services.

      Telsur's concession requires it to provide telephone service to any requesting party within areas designated as "mandatory service areas" in the Technical Plan prepared by the Chilean Undersecretary of Telecommunications every five years. Outside of these "mandatory service areas", parties requesting new telephone line installation must pay for the cost of extending the network to the point of connection to their premises.

      The following table shows certain statistical data for Telsur's local exchange telephone operations at or for the years ended December 31, 2000, 2001 and 2002:

             Telsur and subsidiaries
                                                                   2000           2001               2002
                                                                   ----           ----               ----
Lines in Service ....................................           162,233        177,281            172,099
% Growth from prior period ..........................               8.5%           9.3%              -2.9%
Lines installed .....................................           178,035        194,842            197,436
% Growth from prior period ..........................               9.9%           9.4%               1.3%
Employees per 1000 lines in service .................               3.1            2.7                2.3
Utilization Ratio(1) ................................              0.91           0.91               0.87
Digitalization (2) ..................................               100%           100%               100%
Automation (3) ......................................               100%           100%               100%

----------
(1) Ratio of lines in service at the end of the period to lines installed at the end of the period.

(2) Percentage of lines in service connected to digital exchanges at the end of the period.

(3) Percentage of lines installed connected to automatic exchanges at the end of the period.

      Telsur owns approximately 81.4% of the telephone lines in service in the X and XI Regions, 45.2% of the telephone lines in service in Temuco and 11.6% of the telephone lines in service in Concepcion, with a total of 172,099 lines in service as of December 31, 2002. Approximately 64% of its lines are residential, 33% are commercial, 1.8% are public telephones and 1.2% are used in Telsur's businesses. During 2002, 21,452 new lines were installed and 26,634 existing lines were retired, representing a decline in the total number of lines in services of 2.9% from the prior year. Telsur's local telephone system penetration in recent years has increased to an estimated 13.7 lines per 100 inhabitants at December 31, 2002, from 4.2 lines per 100 inhabitants at December 31, 1992. These penetration levels are lower than those of Chile as a whole (22.7 lines per 100 inhabitants at December 31, 2002), reflecting the rural character of Telsur's concession area.

      As a result of its extensive addition of digital exchange technology in the last decade, Telsur achieved full digitalization of its network, with all of its lines connected to digital exchanges. The digitalization of its network has allowed Telsur to provide additional non-regulated services, including ISP, web hosting, call waiting, voice mail, call transfer, conference calling and call blocking. Digitalization also allows for more efficient utilization and maintenance of the network through automatic testing and traffic control. Other unregulated services accounted for 15% of Telsur's revenues as of December 31, 2002.

      In order to more fully develop business opportunities associated with Internet related services, Telsur formed a new subsidiary, Telefonica del Sur Net S.A., in March 2000. This subsidiary has implemented a broadband network, which offers high speed access to Internet, network connections and video conferencing services, among others. As of December 31, 2002, Telsur had 8,145 Internet subscribers and 8,153 subscribers of high-speed wide band services with revenues of Ch$5,696 million in 2002, equivalent to 12.2% of total consolidated revenues.

      In September 2000, in order to develop business opportunities associated with the security related services, Telsur formed Telsur Seguridad S.A. The main services include alarm and telemonitoring services and access control services, oriented to individual consumers and businesses. As of December 31, 2002, the subsidiary had 7,799 clients, equivalent to a 63% market share between Temuco and Coyhaique and an 18% market share in Concepcion with revenues of Ch$942 million in 2002.

      In June 2001, Telsur created Telsur Call Center S.A. in order to provide inbound and outbound call center services for Telsur, its subsidiaries and third parties. Revenue associated with this business unit amounted to Ch$942 million in 2002.

      Subsidiaries in Start-Up Phase. In connection with the expansion of its business, Telsur's subsidiaries Telefonica del Sur Net, Telefonica del Sur Seguridad and Telsur Call Center were in the development stage until 2002 when they began to consolidate with Telsur. In October 2002, Telsur formed a new subsidiary, Blue Two Chile S.A. in order to develop the first public network of wireless wide band for Internet utilizing Bluetooth and wireless LAN technology. This subsidiary is currently in the development stage.

      Start-up losses incurred by Telsur in relation to these subsidiaries amounted to Ch$1,320 million in 2000, Ch$2,497 million in 2001 and Ch$889 million in 2002. The losses were recorded as a charge to Telsur's net worth in 2000, 2001 and 2002 and did not affect Telsur's results from operations.

      Long Distance Telephony. Through Telefonica del Sur Carrier S.A., a wholly-owned subsidiary of Telsur, Telsur provides domestic long distance and international long distance services. In 2002, Telsur's subsidiary, this subsidiary reported net revenues of Ch$6,788 million.

      On March 10, 1994, an amendment to Chile's Telecommunications Law was enacted, establishing a multiple long distance carrier system in Chile, permitting customers in Chile to select long distance carriers for provision of both international long distance and domestic long distance telephone services. The multicarrier system (i) requires local telephone companies to install switches and equipment and to provide any licensed long distance carrier equal access to the local telephone system; (ii) requires local telephone companies that provide long distance services to do so only through subsidiaries constituted as open-stock (publicly traded) corporations, in order to prevent cross-subsidies; and (iii) imposes temporary market limitations for the first few years of the system's operation to prevent any single carrier from establishing immediate dominance in the market.

      Competition. Telsur has faced and continues to face intense competition in every aspect of its business activities. In local telephony, Telsur faces competition from Telefonica CTC, which entered Telsur's concession area in Regions X and XI in 1996 and is the incumbent competitor in the VIII and IX Regions. Telefoncia CTC, which operates approximately 76.8% of installed local service telephone lines in Chile, is expected to continue as a strong competitor. In long distance telephony, Telsur competes with other national carriers, including Entel, Telefoncia CTC Mundo, Chilesat and Bellsouth, among others. In Internet services, Telsur competes with Entel, Terra, a subsidiary of Telefonica of Spain, VTR Hipercable and Telefonica CTC.

      Mobile telephony has experienced dramatic growth rates in Chile in recent years, and its subscriber base now exceeds that of fixed telephony. However, traffic in minutes is inferior to that of fixed telephony mainly due to the high per minute cost associated with mobile telephony. Telsur believes that the growth of mobile telephony has been stimulated by artificially high access charges placed on fixed telephony users when they make calls to mobile phones, which in the long run, will not be sustainable. During 2003, telecommunications authorities are expected to set tariffs related to access charges for the next five year period. Telsur believes regulators will lower the access charges mobile operators are permitted to charge, which could result in lower revenues for mobile operators. Lower revenues from access charges could cause mobile operators to raise other fees for mobile phone users in order to compensate for the decline in revenues. Telsur believes that this will allow fixed telephony operators to better compete against mobile telephony operators on a price basis. While there can be no assurance, Telsur believes that mandated lower access charges for mobile telephony could revert the declining growth tendencies seen in fixed telephony in recent years.

      Regulatory Factors. Substantially all of Telsur's telecommunications business is conducted pursuant to non-exclusive concessions granted by the Chilean government or its instrumentalities. Obtaining the requisite government concessions and licenses is not considered a significant barrier to entry under Chile's current telecommunications regulatory regime.

      The Chilean telecommunications regulatory authorities ruled on May 20, 2003 that for antitrust reasons, the current market conditions in Chile are not conducive to a free tariff rate structure for Telefonica CTC as it has certain monopolistic characteristics. Specifically, authorities ruled that Telefonica CTC's fee structure will be regulated on a nationwide basis except for the Regions X, XI and Easter Island. Telsur and its subsidiary, Telcoy will be regulated in the Regions X and XI and Entel on Easter Island. During 2003 and 2004, regulatory authorities will review Telefoncia CTC's and Telsur's local fixed telephony and access charges, respectively.

      The telecommunications industry as a whole has traditionally been, and is likely to continue to be, subject to rapid and significant changes in technology. Although Telsur does not generally view the requirement to obtain necessary concessions and licenses as presenting significant risks, and does not believe that the current regulatory environment poses significant restrictions on its prospects, there can be no assurance that it will be able to obtain or maintain all required concessions and licenses, or that amendments to the applicable laws or regulations will not occur that could adversely affect its business, results of operations, financial conditions or prospects.

Telecommunications - Entel

      As of December 31, 2002, Quinenco owns a 5.7% interest in Entel, a leading telecommunications provider in Chile. The interest in Entel is held through a wholly-owned intermediate holding companies, VTR S.A. and Comatel S.A. In 2002, the Company's equity participation in Entel's net income was Ch$2,337 million.

      Entel is one of the leading providers in the telecommunications sector of long distance, cellular telephony, Internet and other telecommunications services in Chile. During 1999, through privately negotiated transactions and purchases on the open market, Quinenco acquired a 14.3% interest in Entel. During the first half of 2000, additional purchases were carried out on the open market and the Company's interest in Entel reached 14.5%. In August 2000, the Company sold a portion of its interest in Entel for Ch$12,000 million. The pre-tax gain on the sale amounted to Ch$7,834 million in 2000. During 2001, the Company sold an additional 8% interest in Entel for Ch$91,486 million. The pre-tax gain on the sale amounted to Ch$51,056 million in 2001. Quinenco does not consolidate Entel's results, which are accounted for as an equity-method investment. Entel is traded on the Chilean stock exchanges.

      Founded in 1964, Entel is a leader in Chile in the two areas that have represented the highest growth in past years in the telecommunications industry, Internet services and PCS wireless technology. In addition, since commencing its multicarrier services, Entel has been a leading company in this area. Entel's digital network allows it to offer integrated telecommunications services which include national and international long distance multi-carrier services, Internet services, cellular telephony and voice, data and video communication services. It also operates public telephones and call centers throughout the country. Entel's subsidiary, Americatel in the United States offers specialized long distance services oriented to Spanish speaking customers in that country.

      The following table contains selected financial information, which was derived from Entel's 2001 and 2002 Annual Report and relates to Entel and its subsidiaries at or for the years ended December 2000, 2001 and 2002:

                Entel and subsidiaries
                                                                  2000                    2001                    2002
                                                                  ----                    ----                    ----
                                                               (in millions of constant Ch$, except percentages)
Net Sales ......................................            Ch$553,796              Ch$731,101              Ch$804,762
Gross margin ...................................               259,066                 309,389                 329,681

Operating income ...............................                73,323                  85,661                  97,561
Non-operating results ..........................               (38,768)                (48,716)                (50,880)
Minority interests .............................                  (820)                   (915)                 (1,289)
Income taxes ...................................                (4,664)                   (800)                 (4,296)
                                                                                  ------------            ------------
Net income .....................................             Ch$29,071               Ch$35,230               Ch$41,096
                                                          ============            ============            ============

Total assets ...................................          Ch$1,106,485            Ch$1,233,840            Ch$1,290,562
Bank debt & bond obligations ...................               251,601                 327,986                 442,725
Other liabilities ..............................               366,245                 388,916                 302,940
Shareholders' equity ...........................               488,638                 516,938                 544,897
Quinenco's effective economic interest .........                  13.7%                    5.7%                    5.7%

      The following table shows the composition of Entel's consolidated sales and certain statistical data pertaining to Entel's telecommunications operations at or for the year ended December 31, 2000, 2001 and 2002:

                      Entel and subsidiaries                                      2000               2001               2002
                                                                                  ----               ----               ----
                                                                                      (in millions of constant Ch$)
Net Sales:
Telephony services (including long distance & Internet) ...........        Ch$ 151,220        Ch$ 161,325        Ch$ 181,130
Private business network services .................................             59,198             63,213             62,888
Wireless telephony services .......................................            188,338            263,928            321,686
Local telephony services ..........................................             22,870             26,841             26,740
International subsidiaries ........................................            132,170            215,794            212,318
                                                                           -----------        -----------        -----------
Total net sales ...................................................        Ch$ 553,796        Ch$ 731,101        Ch$ 804,762
                                                                           ===========        ===========        ===========

National multicarrier traffic (millions of minutes) ...............              869.0              793.2              698.9
International multicarrier traffic (millions of minutes) ..........               89.4               91.8               91.7
Americatel multicarrier national & international traffic
(millions of minutes) .............................................                510                987                937
Internet traffic (millions of minutes) ............................            2,035.8            2,849.2            2,403.8
Number of cellular telephone subscribers ..........................          1,273,977          1,938,846          2,292,536

Manufacturing - Madeco

      Madeco was a 53.4%-owned consolidated subsidiary of the Company for the year ended December 31, 2002 and a 56.1%-owned subsidiary for the years ended December 31, 2001 and 2000. Madeco's net consolidated sales as a percentage of the Company's consolidated net sales was 64.7% in 2002, 70.0% in 2001 and 67.0% in 2000.

      Madeco is a leading diversified manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. Additionally, Madeco is also a leading producer of flexible packaging products for large consumer industries. Madeco has a significant presence throughout Chile, Brazil, Argentina and Peru with productive and sales activities in these countries.

      Historically, the prices for copper, aluminum and plastic, the principal raw materials used by Madeco, have fluctuated greatly. Madeco's price policy is to sell based on the quantity of metal contained in a product, valued at the London Metals Exchange, or "LME", prices. The ability to modify selling prices in response to fluctuations in the cost of raw materials does not insulate Madeco from non-operating, non-cash accounting losses which may arise as a result of recording copper and aluminum inventories at the lower of restated cost or market value in a declining price environment. However, Madeco generally has been able to increase its selling prices in response to increases in costs of copper and/or aluminum. There can be no assurance, however, that Madeco will be able to recover increases in the cost of copper and/or aluminum in the future. Further, while Madeco has not experienced significant difficulty in obtaining raw materials in the past, there can be no assurance that the materials it uses will remain available in the future.

      Madeco's business and results of operations in all of its lines of businesses are also to a large extent dependent on the overall level of economic activity and growth in Chile, Brazil, Peru and Argentina, and specifically on the level of growth in the telecommunications, electricity, mining and general construction sectors, as well as levels of economic activity in its principal export markets. Because Madeco's businesses, in large part, depend on capital planning and capital expenditures, its sales and financial results are sensitive to economic cycles, particularly downturns in economic activity.

      Madeco's principal activity, which accounted for 55.8%, 57.6% and 51.2% of consolidated sales in 2000, 2001 and 2002, respectively, is the wire and cable business. Since 1997, Madeco has participated in the wire and cable business in Brazil, through its subsidiaries, Ficap S.A. ("Ficap"), which produces copper and aluminum cables, and Optel Ltda. ("Optel"), which produces optical fiber cable. For the year 2002, sales in Brazil generated approximately 28% of Madeco's consolidated revenue. Madeco's revenues are dependent on the overall level of economic activity and investment in Brazil and demand from its main customers, telecommunications companies and energy transmission and distribution companies.

      From the second half of 2000 through the first half of 2001, Madeco experienced significant demand from Brazil for copper and optical fiber telecom cable, due mainly to the expansion of two optical fiber telecom network back-bones in Brazil and investments in copper telecom cable pursuant to the concession agreement between Brazil's telecommunications agency and various telecommunications companies. However, by the third quarter of 2001, when most of these companies had reached their targets, demand for telecom equipment in Brazil all but halted. Although Madeco's operations in Brazil continue to operate, plant capacity is largely under utilized. This downturn continued in 2002 and was further exacerbated by lower demand for cable products by customers in the energy transmission sector, mainly as a result of underlying political and economic uncertainty which affected overall investment levels. Madeco does not expect demand for cable products in Brazil to significantly recover in the foreseeable future.

      In addition, Madeco's businesses in Argentina, which in 2001 generated approximately 14.7% of Madeco's consolidated sales, were deeply affected by the economic deterioration in Argentina in 2001. Argentina's economic activity contracted severely as its government imposed restrictions on bank deposits and withdrawals, exchange controls, suspension of payment of external debt and the abrogation of Argentine peso convertibility. At the beginning of the year 2002, as a consequence of Argentina's tumultuous economic environment and political instability, Madeco suspended its Argentine wire and cable and brass mills operations. Since early 2002, Madeco's subsidiary, Decker-Indelqui, has been closed although it maintains a minimal staff in Argentina, primarily to commercialize products imported from Madeco's operations in other countries and ensure the security and maintenance of its five production facilities. In conjunction with its joint venture partner, Corning, in Optel Argentina, Madeco also decided to minimize its optical fiber cable operation in Argentina.

      As a result of the material adverse effect on Madeco of the deep economic recession in Argentina and other adverse economic developments in the markets in which it operates, Madeco developed a refinancing plan aimed at fortifying its capital structure and improving its debt repayment capacity. Under this plan, Madeco was to increase capital by approximately US$70 million, principally to pay certain of its indebtedness, as required under certain of its loan agreements. The plan also called for Madeco to restructure its ongoing loan facilities.

      Capital Increase and Debt Restructuring. On July 10, 2002 at an extraordinary shareholders' meeting, Madeco's shareholders approved a capital increase of Ch$63 billion, divided in 1.8 billion shares at Ch$35 per share. Shareholders agreed that the capital increase would be conditioned upon a minimum capital subscription of Ch$47 billion as well as the successful renegotiation of the company's bank facilities under terms more favorable to Madeco and compatible with its estimated cash generation capacity. Shareholders were offered the option to subscribe to the capital increase under a mandate with Banchile Corredores de Bolsa, a 99.7%-owned stock brokerage subsidiary of Banco de Chile, which would monitor the process and only allow for the final subscription and payment of shares once the minimum conditions of the capital increase were met.

      On October 8, 2002, the preferential rights offering period of the capital increase was concluded, and 19,511,028 shares for Ch$683 million (value at transaction date) were subscribed and paid outside of the mandate option. An additional 1,057,082,454 shares for Ch$36,998 million (value at transaction date) were subscribed under the mandate agreement and held in escrow. On October 15, 2002, the company announced that the minimum conditions established for the capital increase had not been met and the funds held in escrow were returned to shareholders.

      Quinenco directly and indirectly subscribed to 1,009,989,363 shares for Ch$35,350 million (value at transaction date) during the preferential rights offering period of Madeco's capital increase, but due to the failure to meet the minimum conditions, its subscription was returned under the mandate agreement. As a result, Quinenco's interest in Madeco decreased from 56.1% to 53.4%.

      On December 18, 2002, Madeco reached agreements with fourteen of its bank lenders to amend certain of its credit facilities. The terms of the agreements provided for a US$120 million debt restructuring over seven years, conditioned upon a repayment of 30% of the loan balances at the time of signing amended and modified loan agreements. The agreements were also conditioned upon a minimum capital increase of Ch$49,400 million on or before March 31, 2003.

      On February 18, 2003, Madeco initiated a Ch$101,380 million capital increase. On March 4, 2003, Quinenco directly and indirectly subscribed and paid 2,058,353,792 shares for Ch$49,400 million.

      The voluntary offering period concluded on March 22, 2003. Subscribed and paid capital amounted to Ch$51,314 million, divided in 2,138,097,727 shares. Following the close of the pre-emptive rights offering period, Madeco initiated a bond capitalization process that concluded on March 31, 2003. Series A and Series C bondholders capitalized a total of 154,876,051 shares at Ch$24 per share for an amount equivalent to Ch$3,717 million.

      As a result of the capital increase, Madeco issued a total of 2,292,973,778 shares. Total subscribed and paid capital as of April 1, 2003 amounted to 2,698,484,806 shares. As a result of the capital increase Quinenco's interest in Madeco increased from 53.4% to 84.3%.

      Cash proceeds from the capital increase amounted to Ch$51,314 million. In March of 2003, Madeco used Ch$28,847 million of the total proceeds to repay bank debt and Ch$3,717 million to redeem a portion of the outstanding Series A and Series C bonds. Remaining funds of Ch$18,750 million were set aside to reduce liabilities and provide additional working capital for the company.

      An additional 264,800,000 shares were sold in a public auction on the Santiago Stock exchange on June 6, 2003 for Ch$7,679 million. As a result of the sale, Madeco's total outstanding shares increased to 2,963,284,806 shares. Quinenco did not subscribe to additional shares. As a consequence, its interest in Madeco decreased from 84.3% to 76.8% as of the same date. Proceeds from the share increase will be used to reduce liabilities and provide additional working capital for the company.

      Arbitration with Corning Inc. On June 27, 2002, Madeco announced that it had been notified by Corning Inc., Madeco's joint venture partner in Optel which produces optical fiber cable in Brazil and Argentina, of its desire to liquidate the joint venture. Madeco believes that Corning is attempting to unjustifiably terminate the agreements with Madeco and has filed an arbitration suit against its partner to resolve this dispute. There can be no assurance regarding the outcome of this arbitration. Madeco's management believes that an adverse outcome of the arbitration would have a materially adverse effect on Madeco's interest in Optel's assets. See "Item 8. Financial Information - Legal Proceedings - Madeco".

      Compliance of Continued Listing Requirements with the NYSE. In the past year, Madeco was not in compliance with certain of the NYSE's continued listing requirements. Madeco was informed on June 25, 2002 that it had failed to meet one of the continued listing requirements of the New York Stock Exchange with respect to a minimum $1.00 average closing price for a consecutive 30-trading-day period. The company was given six months from the date of receipt of the notification to comply with the continued listing requirement. On December 31, 2002, Madeco received a second notification that in addition to the minimum average closing price requirement, that it also did not comply with the minimum market capitalization requirement of US$15 million over a 30- trading-day period.

      In a letter to the New York Stock Exchange dated December 20, 2002, Madeco requested an extension until April 2003 in order to comply with the continued listing requirements. The company informed the NYSE that it was currently in the process of carrying out a capital increase and that it expected to achieve compliance with the continued listing requirements as a result of the capital increase and other actions to be taken by the company. The request was granted by the NYSE on January 10, 2003.

      In order to cure the minimum share price requirement, Madeco effected an ADR ratio change from 10 common shares per 1 ADR to 100 common shares to 1 ADR on May 12, 2003.

      Madeco was informed by the NYSE on May 21, 2003 that as a result of actions taken by the company to meet the continued listing requirements, which included the capital increase and ADR ratio change, among other actions, Madeco would regain compliance if the continued listing requirements were successfully sustained over a 30-trading-day period. The NYSE will continue to monitor Madeco's financial situation and results of operations, the achievement of its business plan as well as its compliance with the minimum listing requirements on a monthly basis. There can be no assurance however that Madeco will not fail to meet the continued listing requirements of the NYSE in the future.

      Sale of 25% Interest of Ficap Optel. On March 27, 2001, Madeco announced that it had sold a 25% interest in Optel to Corning International Corporation, for US$20 million (historic value). The pre-tax gain on the sale of its interest was Ch$3,232 million. Following the sale of this interest, Madeco and Corning both own a 50% interest in Optel. Also, as part of the joint venture arrangement, Optel purchased 99.9% of Corning Argentina for US$10 million (historic value) and expanded its optical fiber business into Argentina.

      2001 Bond Issue. On August 3, 2001, Madeco issued bonds in the Chilean market for UF1,500,000 (equivalent to US$35.5 million on the transaction date). The bond issue consisted of one series maturing in 2004. The proceeds from the bond issue were used to refinance existing debt.

      In 2002, Madeco's consolidated net sales were Ch$256,283 million, of which 51.2% corresponded to sales of wire and cable products, 22.1% to brass mills products, 10.9% to aluminum profile products, and 15.8% to flexible packaging products. Export sales amounted to Ch$59,939 million, accounting for 23.4% of consolidated sales in 2002. Export sales volume amounted to 36,356 equivalent tons, which represented 26.9% of the total 135,299 equivalent tons sold in 2002.

      The following table shows selected financial information of Madeco and its subsidiaries at or for the years ended December 31, 2000, 2001 and 2002:

               Madeco and subsidiaries
                                                                    2000                      2001                      2002
                                                                    ----                      ----                      ----
                                                                      (in millions of constant Ch$, except percentages)
Net sales:
      Wire and Cable .................................        Ch$179,621                Ch$196,781                Ch$131,093
      Brass Mills ....................................            74,146                    71,913                    56,561
      Aluminum Profiles ..............................            24,026                    29,585                    28,096
      Flexible Packaging .............................            43,868                    43,590                    40,533
                                                              ----------                ----------                ----------
           Total net sales ...........................        Ch$321,661                Ch$341,869                Ch$256,283
                                                              ==========                ==========                ==========
Operating income (loss):
      Wire and Cable .................................          Ch$3,245                  Ch$9,848                 Ch$(2,928)
      Brass Mills ....................................             5,482                       661                     1,063
      Aluminum Profiles ..............................                49                       503                     3,618
      Flexible Packaging .............................             1,831                       (26)                    2,251
                                                              ----------                ----------                ----------
           Total operating income (loss) .............         Ch$10,607                 Ch$10,986                  Ch$4,004

Non-operating results ................................           (29,860)                  (63,475)                  (47,570)
Income taxes .........................................             1,547                      (431)                    1,402
Minority interest ....................................              (120)                    1,321                     1,998
                                                              ----------                ----------                ----------
Net income (loss) ....................................        Ch$(17,826)               Ch$(51,599)               Ch$(40,166)
                                                              ==========                ==========                ==========

Total assets .........................................        Ch$464,744                Ch$416,840                Ch$378,152
Bank debt & bond obligations .........................           211,273                   216,121                   215,737
Other liabilities ....................................            88,464                    73,676                    63,183
Shareholders' equity .................................           165,007                   127,043                    99,232
Quinenco's effective economic interest ...............              56.1%                     56.1%                     53.4%

      The following table shows selected information regarding Madeco's plant facilities, installed capacity, and average utilization in 2002:

                                                     Plant size            Installed Production            Avg. Capacity
          Production facility                    (in square meters)     Capacity (in tons per year)    Utilization in 2002(1)
          -------------------                    ------------------     ---------------------------    ----------------------
Wire and Cable:
San Miguel, Chile .....................                 27,650                    15,100                         54%
Sao Paulo, Brazil .....................                 28,300                    29,100                         67%
Rio de Janeiro, Brazil ................                 58,000                    20,760                         23%
Bahia, Brazil .........................                 19,000                    12,360                         76%
Lima, Peru ............................                 49,150                    11,880                         66%
Lima, Peru (2) ........................                    770                     1,800                         83%
Llavallol, Argentina (3) ..............                 18,162                    10,800                          0%
Buenos Aires, Argentina (2) ...........                  3,500                   420,000                          1%
Quilmes, Argentina (3) ................                 39,850                     6,890                          0%
Rio de Janeiro, Brazil (2) ............                  4,400                 1,000,000                          6%
Brass Mills:
San Miguel, Chile .....................                 32,400                    38,530                         67%
Lo Espejo, Chile ......................                 21,500                    78,200                         56%
Quilpue, Chile ........................                 12,100                     9,000                         43%
Llavallol, Argentina (3) ..............                 31,887                     6,883                          0%
Barracas, Argentina (3) ...............                 15,800                     8,400                          0%
San Luis, Argentina (3) ...............                  3,450                     3,700                          0%
Flexible Packaging:
Santiago, Chile .......................                 16,600                    13,600                         81%
San Luis, Argentina ...................                  7,500                     5,900                         62%
Aluminum Profiles:
Santiago, Chile .......................                 33,200                    16,800                         65%

----------
(1) Average Capacity Utilization: total real production output as a percentage of 2001 installed annual production capacity.

(2)   Production capacity is in kilometers.

(3) This plant facility has been closed as a consequence of the Argentine economic crisis.

      The following table shows Madeco's sales volumes, in metric tons, by business segment, in 2000, 2001 and 2002:

         Sales Volume (in metric tons) (1):                   2000               2001               2002
                                                              ----               ----               ----
         Wire & Cable ............................          95,717             99,935             80,568
         Brass Mills .............................          39,868             36,833             29,353
         Flexible Packaging ......................          14,426             14,013             13,912
         Aluminum Profiles .......................           9,052             10,258              9,978
                                                           -------            -------            -------
         Total ...................................         159,063            161,039            133,811
                                                           =======            =======            =======

         Optical Fiber cables (in kms) (2) .......         425,138            555,202             65,452
                                                           =======            =======            =======

         Total equivalent tons ...................         168,725            173,657            135,299
                                                           =======            =======            =======

         (1)   Sales volume figures include metal and insulating materials.

         (2) Total sales volume represented in tons include the conversion of optical fiber volume sales using the conversion rate of 1 ton = 44 kilometers.

      Wire and Cable Business Unit

      Madeco's principal activity is its wire and cable business, which accounted for 51.2% of consolidated sales in 2002. Madeco's wire and cable business expanded from Chile to Argentina in 1990, to Peru in 1994, and to Brazil in 1997. The Brazilian wire and cable operation, which includes the production and commercialization of copper, aluminum and optical fiber cables, is Madeco's largest operation in this business segment with sales in 2002 of Ch$70,737 million, representing 54.0% of the total wire and cable segment sales of Ch$131,093 million in 2002.

      Madeco produces a wide variety of wire and cable products for the telecommunications, energy, mining, industry and construction sectors, the most generalized characteristics being: singular strand (wire) versus multiple, twisted strands (cable), bare or insulated and non-magnetic or magnetic. In addition to production facilities for the manufacturing of copper and/or aluminum wire and cable products in Chile, Brazil, Peru and Argentina, Madeco also has a facility in Brazil and Argentina for the production of optical fiber cables, although the Argentine production is being kept to a minimal level as a consequence of the ongoing economic crisis in that country. Madeco supplies the telecommunications, energy transmission, mining, general industry and construction sectors.

      Sales of the wire and cable business unit decreased in 2002 mainly as a result of lower sales to the telecom sector in Brazil during the year. Export sales accounted for 15% of the wire and cable unit's revenue in 2002.

                  Madeco and subsidiaries                                          Wire and Cable Unit
                                                                        2000                 2001                 2002
                                                                        ----                 ----                 ----
Revenues (in millions of constant Ch$):
Chile .................................................            Ch$18,984            Ch$19,554            Ch$20,403
Brazil ................................................              111,561              121,050               70,737
Argentina .............................................               13,767               15,272                2,103
Peru ..................................................               15,137               18,666               18,177
Exports (1) ...........................................               20,172               22,239               19,673
                                                                  ----------           ----------           ----------
Total .................................................           Ch$179,621           Ch$196,781           Ch$131,093
                                                                  ==========           ==========           ==========

Sales Volume of Copper & Aluminum Cable
 (in metric tons) (2)
Chile .................................................                9,113               10,608               11,042
Brazil ................................................               56,399               59,664               44,917
Argentina .............................................                5,651                4,663                1,331
Peru ..................................................                8,143                9,356                9,380
Exports (1) ...........................................               16,411               15,644               13,898
                                                                  ----------           ----------           ----------
Total .................................................               95,717               99,935               80,568
                                                                  ==========           ==========           ==========

Sales Volume of Optical Fiber Cable (in kms)
Chile .................................................               10,341                  253                3,174
Brazil ................................................              356,025              473,779                2,128
Argentina .............................................               58,772               32,377                3,525
Peru ..................................................                   --                6,346                   72
Exports (1) ...........................................                   --               42,447               56,553
                                                                  ----------           ----------           ----------
Total .................................................              425,138              555,202               65,452
                                                                  ==========           ==========           ==========

----------
(1) Exports for the wire and cable unit are considered to be all sales to customers in any country other than Chile, Brazil, Argentina and Peru.

(2)   Sales volumes include metal as well as insulating materials.

      Wire and Cable - Chile

      Madeco produces copper wires and cables in Chile. Operations are carried out through Madeco's subsidiary, Madeco Chile. The Chilean operations accounted for 15.6% of the total wire and cable segment sales in 2002.

      Customers. Madeco has approximately 410 clients in Chile. Products are sold to retailers (22%), durable goods manufacturers (42%), mining businesses (14%), energy producers (9%), telecom operators (12%) and others (1%). There was no significant concentration of sales made to any one client in 2002.

      Competition. The total market size of the wire and cable industry, (metal estimates only; does not include insulating materials) in Chile is estimated to be 26,000 metric tons as of December 31, 2002. Madeco estimates that its market share in Chile was 31% in 2002. Madeco has two main competitors in the Chilean wire and cable industry, Cocesa, a 66% subsidiary of Phelps Dodge Corporation with an estimated market share of 31%, and Covisa, a local producer with an estimated market share of 14%. In addition, there are other domestic and international competitors in the Chilean market with market shares of 4% and 20%, respectively.

      Manufacturing facilities. Production is carried out in Madeco's plant facilities located near Santiago. Manufacturing activities are dedicated to the production of copper wire and cable products. The Chilean facility does not currently produce aluminum or optical fiber wire and cables.

      Raw materials. Madeco purchases its copper supplies for its wire and cable operations in Chile from two large Chilean mining companies, Codelco and Enami. Madeco has many suppliers for both plastic and rubber materials, and believes it is currently not dependent on any one supplier.

      Wire and Cable - Argentina

      Madeco's Argentine wire and cable operation are operated through its wholly-owned subsidiary Decker-Indelqui. Until early 2002, Madeco manufactured a wide variety of copper, aluminum and optical fiber wire and cable products in Argentina. At the beginning of the year 2002, as a consequence of Argentina's economic environment and political instability, the company suspended its Argentine Wire and Cable production operations. Currently, Decker-Indelqui, maintains a minimal staff in its Argentine facilities, primarily to sell products imported from certain of Madeco's Brazilian and Chilean facilities and to ensure the security and maintenance of Decker-Indelqui's Argentine facilities. Madeco has stated that it intends to reopen its Wire and Cable operation in Argentina as economic conditions improve, though there can be no assurance when or if this operation will be reopened.

      Further, Madeco and its joint venture partner, Corning, have minimized the operations of their Argentine optical fiber joint venture, Optel. Madeco cannot assure regarding any future Argentine operations of Optel. See "Item 8. Financial Information - Legal Proceedings - Madeco".

      The Argentine operations accounted for 1.6% of wire and cable segment sales in 2002 and 0.8% of Madeco's consolidated sales.

      Customers. Madeco's copper and aluminum wire and cable operation has approximately 84 clients in Argentina. Products are sold to retailers (37%), durable goods manufacturers (7%), energy producers (21%), telecom operators (18%) and exports and others (17%). There was no significant concentration of sales made to any one client in 2002.

      Competition. The total market size of the wire and cable industry in Argentina (metal estimates only; does not include insulating materials) is estimated to be 14,100 metric tons as of December 31, 2002, a contraction of 62.8% from 2001 as a result of the economic problems the country is suffering.

Madeco estimates that its market share in Argentina was 4% in 2002. Madeco's main competitors in the Argentine wire and cable industry are Pirelli (26%), Imsa (20%) and Cimet (13%). In addition, there are other domestic and international competitors in Argentina which have estimated market shares of 35% and 2%, respectively. Madeco does not have information regarding the Argentine optical fiber cable market.

      Manufacturing facilities. Production facilities for copper and aluminum cables are located in Quilmes and Llavallol, on the outskirts of Buenos Aires. Production for optical fiber cables is carried out in plant facilities located in Buenos Aires. Due to the ongoing economic crisis in Argentina, production for cable and aluminum wire and cables has been ceased. Optical fiber cable is presently being manufactured at minimal levels.

      Raw materials. Madeco purchases its copper supplies for the Argentine operations from two large Chilean mining companies, Codelco and Enami. Aluminum is purchased for Argentina's wire and cable operation from the sole Argentine supplier, Aluminios Argentinos. Madeco has many suppliers for both plastic and rubber materials, and believes it is currently not dependent on any one supplier. Optical fiber is supplied by Corning according to the terms established in the joint venture agreement with Madeco.

      Wire and Cable - Brazil

      Madeco produces copper and aluminum wire and cable products as well as optical fiber products in Brazil. The Brazilian operations accounted for 54% of wire and cable segment sales in 2002. In Brazil, Madeco operates in the copper and aluminum wire and cable segment through its wholly-owned subsidiary, Ficap and since 1999, through a joint venture with Corning Incorporated (Optel Ltda.) for the production and sales of optical fiber cables.

      Customers. Madeco's copper and aluminum wire and cable operation has approximately 3,180 clients in Brazil. Products are sold to energy producers (37%), durable goods manufacturers (60%) and telecom operators (3%). The largest customer in Brazil, a telecom operator, accounted for 6.2% of total wire and cable segment sales in 2002. Madeco's optical fiber cable operation has approximately 18 customers in Brazil.

      Competition. The total market size of the wire and cable industry in Brazil (metal estimates only; does not include insulating materials) is estimated to be 182,500 metric tons as of December 31, 2002. Madeco estimates that its market share in Brazil was 18% in 2002. Madeco's main competitors in the Brazilian wire and cable industry are Pirelli (21%), Alcoa/Phelps Dodge (11%) and Furukawa (5%). In addition, there are many other domestic and international competitors in Brazil, which have estimated market shares of 43% and 2%, respectively.

      The total size of the optical fiber cable market in Latin America is estimated to be 125,000 kms as of December 31, 2002. Madeco estimates that its market share in optical fiber cable in Latin America was 27% in 2002. Madeco believes there are nine manufacturers of optical fiber cable in Brazil with total installed capacity exceeding 6,000,000 kms.

      Manufacturing facilities. Madeco has four plant facilities in Brazil, a copper cable and an optical fiber cable plant in Rio de Janeiro, a copper cable plant in Sao Paulo and an aluminum plant in Bahia. The fiber optical plant is operating at a minimum level owing to a joint decision between Madeco and Corning to minimize production levels due to the current low demand for fiber optical cable.

      Raw materials. 67% of the Brazilian operations' copper requirements are purchased from Caraiba Metais, the main local supplier, and the remainder is supplied by Madeco's suppliers in Chile.

Optical fiber is supplied by Corning according to terms established in the joint venture agreement. Aluminum is purchased from Alcan Aluminio do Brasil Ltda., a large local supplier in Brazil.

      Wire and Cable - Peru

      In Peru, Madeco produces a variety of copper and aluminum wire and cable products, excluding plastic insulated aluminum products. The Peruvian operations of the wire and cable segment accounted for 13.8% of wire and cable segment sales in 2002. In Peru, Madeco operates in the copper and aluminum wire and cable segment through its subsidiary, Indeco.

      Customers. Madeco's copper and aluminum wire and cable operation has approximately 743 clients in Peru. Products are sold to Distributors (24%), energy producers (10%), mining businesses (4%), retailers (8%), durable goods manufacturers (4%), telecom companies (4%) and exports and others (46%). There was no significant concentration of sales made to any one client in 2002.

      Competition. The total market size of the wire and cable industry in Peru (metal estimates only; does not include insulating materials) is estimated to be 10,900 metric tons as of December 31, 2002. Madeco estimates that its market share in Peru was 56% in 2002. Madeco's main competitors in the Peruvian wire and cable industry are Ceper (18%), Celsa (9%), and BICC (1%). In addition, there are other domestic and international competitors in Argentina which have estimated market shares of 9% and 8%, respectively.

      Manufacturing facilities. Manufacturing activities of copper and aluminum wire and cable products are carried out in Indeco's plant, located in Lima.

      Raw materials. The main raw material, copper, is purchased from two main suppliers, Southern Peru Copper Corporation and Sociedad Minera Cerro Verde. Aluminum is purchased from three suppliers, Pianmeca and Siderugica del Norte and Conductores de Aluminio del Caroni. Madeco has many suppliers for both plastic and rubber materials, and believes it is not dependent on any one supplier.

      Brass Mills Business Unit

      Sales of the brass mills segment amounted to Ch$56,561 million, accounting for 22.1% of Madeco's consolidated sales in 2002. Madeco has been operating in the brass mills business in Chile since 1944. Business expanded from Chile to Argentina in 1994 and brass mill operations in Argentina have been conducted through Madeco's subsidiary, Decker-Indelqui. As a consequence of Argentina's unstable economic and political environment, Madeco has halted its brass mills production in Argentina. At present, a minimal staff is being maintained to oversee plant security and to handle commercial operations. Madeco expects to reopen certain of its brass mills production operations during 2003 as the Argentine economy improves, though there can be no assurance when or if these operations will resume.

      Madeco's brass mills business unit is composed of: (1) pipes, bars and sheets and (2) coin blanks and minted coins. Pipes, bars and sheets are manufactured in Chile and, until recently, in Argentina from copper, copper alloys, brass and aluminum and are used by other industrial firms and in the construction sector. Madeco, through its Chilean subsidiary, Armat, also produces coin blanks and minted coins in Chile. Madeco's brass mills products are sold in 27 countries with exports accounting for 67% of the total sales by volume of the brass mills business unit in 2002.

      Sales of the brass mills business unit decreased by 21.3% in 2002, mainly due to reduced levels of construction activity in Argentina, and to a lesser extent, Chile and other countries in the Latin American region, as well as a slowdown in the demand for "Euro" coin blanks.

                      Madeco and subsidiaries                                           Brass Mills Unit
                                                                             2000               2001              2002
                                                                             ----               ----              ----
Revenues (in millions of constant Ch$):
Pipes, Bars and Sheets
Chile .........................................................         Ch$20,206          Ch$18,807          Ch$18,158
Argentina .....................................................            11,713              8,445              2,657
Exports (1) ...................................................            27,468             30,672             25,706
                                                                        ---------          ---------          ---------
Total Pipes, Bars and Sheets ..................................         Ch$59,387          Ch$57,924          Ch$46,521
Coins
Chile .........................................................          Ch$1,076           Ch$1,067           Ch$1,241
Exports (2) ...................................................            13,684             12,922              8,799
                                                                        ---------          ---------          ---------
Total Coins ...................................................         Ch$14,760          Ch$13,989          Ch$10,040
Total Brass Mills Unit ........................................         Ch$74,147          Ch$71,913          Ch$56,561
                                                                        =========          =========          =========

Sales Volume of Pipes, Bars and Sheets (in metric tons)
Chile .........................................................            10,022              8,978              8,494
Argentina .....................................................             5,255              3,927              1,113
Exports (1) ...................................................            18,306             19,236             16,164
                                                                        ---------          ---------          ---------
Total .........................................................            33,583             32,141             25,771
                                                                        =========          =========          =========

Sales Volume of Coins (in metric tons)
Chile .........................................................               447                 39                 92
Exports (2) ...................................................             5,838              4,653              3,490
                                                                        ---------          ---------          ---------
Total .........................................................             6,285              4,692              3,582
                                                                        =========          =========          =========

----------
(1) Exports for the pipes, bars and sheets sub-unit are considered to be all sales to customers in any country other than Chile and Argentina.

(2) Exports for the coins sub-unit are considered to be all sales to customers in any country other than Chile.

      Brass Mills - Pipes, Bars and Sheets

      Sales of the pipes, bars and sheets sub-unit which includes the manufacturing of pipes, bars, bus bars and sheets in copper, copper alloy, brass, aluminum and aluminum alloy amounted to Ch$46,521 million in 2002, accounting for 82.2% of the total brass mills business unit's sales in 2002. Sales in Chile accounted for 39.0% of pipes, bars and sheets revenue in 2002, sales in Argentina accounted for 5.7%, and exports accounted for 55.3%.

      Customers. Madeco has 464 customers in Chile, 212 in Argentina and 148 customers in its export markets. In 2002, the largest customer, a brass mill products distributor in the United States, accounted for 8.5% of the total pipes, bars and sheets sales. In Chile, pipes, bars and sheets are sold to retailers (68%), durable goods manufacturers (18%), electric appliance manufacturers (7%), aluminum manufacturers (4%) and others (3%). In Argentina, pipes, bars and sheets are sold to distributors (53%), durable goods manufacturers (32%) and construction companies (15%).

      Competition. Madeco estimates that the total market size for pipes, bars and sheets is approximately 15,800 metric tons in Chile and 9,700 metric tons in Argentina, as of December 31, 2002. Madeco estimates that it has a 53% market share in Chile and a 11% market share in Argentina. There are four main competitors in the Chilean pipes, bars and sheets market, including Cembrass (10%), Tecob (7%), Conmetal (8%) and Offermanns (3%). In addition, there are other domestic and international competitors in the Chilean pipes, bars and sheets market, which have estimated market shares of 3% and 16%, respectively. There are four main competitors in the Argentine pipes, bars and sheets market, including Pajarbol-Cembrass (13%), Sotyl (13%), Vaspia (7%), Cooper Metal (11%) and Quimetal (11%). In addition, there are other domestic and international competitors in the Argentine pipes, bars and sheets market, which have estimated market shares of 31% and 3%, respectively. While

Madeco does not collect extensive market share information regarding the global brass mills industry, it estimates that the size of the global market exceeds 4 million metric tons and that Madeco's market share represents less than 1%.

      Manufacturing facilities. Manufacturing activities of pipes, bars and sheets are carried out in Chile at Madeco's plant located in San Miguel, near Santiago. In addition, Madeco has a smelting facility in Lo Espejo, near Santiago. Manufacturing in Argentina which has been halted, was carried out in three brass mills facilities in Argentina, in San Luis, Llavallol and Barracas.

      Raw materials. The primary raw materials used in the production of pipes, bars and sheets are copper, aluminum, zinc, nickel and tin. Copper supplies are purchased for both Argentina and Chile from two large Chilean mining companies, Codelco and Enami. In 2002, Madeco obtained most of its aluminum requirements from Aluminios Argentinos in Argentina. Zinc is purchased from two Peruvian supplier, Doe Run Peru and Cajamarquilla.

      Brass Mills - Coin Blanks and Minted Coins

      Sales of the coins sub-unit which includes the manufacture of coin blanks and minted coins amounted to Ch$10,040 million in 2002, accounting for 17.8% of the total brass mills business unit's sales in 2002. Sales in Chile accounted for 12.4% of coins revenue in 2002 and exports accounted for 87.6% of coins revenue. Coin blanks and minted coins are produced by Madeco's wholly-owned Chilean subsidiary, Armat. Production is specialized in four alloys which are copper based. The exact alloy mix is determined according to customer specifications.

      Customers. The company's largest customers in 2002 were the Banco Central de la Republica Dominicana which accounted for 18% of total coin sales, the Central Bank of Ireland, which accounted for 11% and the Treasury Department of Thailand which accounted for 10%.

      Competition. Madeco estimates that the international demand for newly minted coins was 65,200 metric tons in 2002. Madeco estimates that it had a 6% market share worldwide in 2002. Madeco's main competitors in coins are Poongsan (35%), VDN (31%), the Royal Mint of the United Kingdom (2%), and Royal Canadian Mint of Canada (3%). In addition, there are other competitors which were estimated to have a market share of approximately 23% in 2002.

      Raw materials. Madeco purchases its copper supplies from Codelco and Enami, and most of its aluminum requirements from Aluminios Argentinos in Argentina. Zinc necessities are principally purchased from two Peruvian suppliers, Roe Run Peru and Cajamarquilla.

      Flexible Packaging Business Unit

      Sales of the flexible packaging business unit amounted to Ch$40,533 million in 2002, accounting for 15.8% of Madeco's 2002 consolidated sales. Madeco is a manufacturer of printed flexible packaging for use in the packaging of consumer products. It also produces aluminum foil and plastic wrap for both commercial and home use. Madeco participates in the flexible packaging industry in Chile through its subsidiaries, Alusa and Alufoil. In Argentina, Madeco has operated since 1993 through its subsidiary, Aluflex. Additionally, Madeco owns a 25% stake in two manufacturers in Peru, Peruplast and Tech Pack, which together comprise the largest flexible packaging operation in that country.

      In 2002, sales of the flexible packaging segment decreased by 7% compared to 2001, mainly due to a reduction in sales in Argentina, the effect of which was partially offset by an increase in exports and sales in Chile.

          Madeco and subsidiaries                                       Flexible Packaging Unit
                                                                  2000            2001             2002
                                                                  ----            ----             ----
Revenues (in millions of constant Ch$):
Chile .........................................              Ch$26,339       Ch$26,102        Ch$26,343
Argentina .....................................                 14,334          14,272            9,815
Exports (1) ...................................                  3,195           3,216            4,375
                                                             ---------       ---------        ---------
Total .........................................              Ch$43,868       Ch$43,590        Ch$40,533
                                                             =========       =========        =========

Sales Volume (in metric tons)
Chile .........................................                  9,560           9,379            9,319
Argentina .....................................                  3,862           3,746            3,222
Exports (1) ...................................                  1,004             888            1,371
                                                             ---------       ---------        ---------
Total .........................................                 14,426          14,013           13,912
                                                             =========       =========        =========

----------
(1) Exports for the flexible packaging unit are considered to be all sales to customers in any country other than Chile and Argentina.

      Flexible Packaging - Chile

      Sales of the Chilean flexible packaging operations amounted to Ch$26,343 million, accounting for 65% of the total flexible packaging segment sales in 2002.

      Customers. The Chilean flexible packaging operations have approximately 311 customers, which include 113 mass consumer product manufacturers and 157 retail customers. Exports from Chile are made to approximately 41 customers.

      Competition. Madeco estimates that the total market size in Chile of flexible packaging products is approximately 36,050 metric tons per year. Madeco estimates that it has a market share in Chile of approximately 26%. The main competitor in the Chilean flexible packaging market is Edelpa, who had an estimated market share of 30% in 2002.

      Manufacturing facilities. Manufacturing in Chile is carried out in two plant facilities located near Santiago.

      Raw materials. Madeco's plastics suppliers include Vitopel, Terphane, Dow Chemical and Sigdopack. Madeco currently purchases approximately 40% of its plastic raw material requirements from these suppliers. Madeco obtains most of its aluminum requirements from Aluminios Argentinos and VAW Aluminum AG. Ink is purchased from Sun Chemical and Tintas Graficas. Paper is purchased from suppliers in Chile, Brazil, the United States and Sweden. Madeco purchases its various adhesives from Henkel and Rhom & Hass.

      Flexible Packaging - Argentina

      Sales of the Argentine flexible packaging operations amounted to Ch$9,815 million, accounting for 24.2% of the total flexible packaging segment sales in 2002.

      Customers. The Argentine flexible packaging operations have approximately 30 customers, including 4 export customers. The main customers in Argentina include biscuit and cookie producers (54%), pet food producers (18%) and other mass consumer product producers (28%).

      Competition. Due to a lack of public information, Madeco is unable to estimate the total market size in Argentina of flexible packaging products. Based on its own internal analysis, Madeco estimates that its market share is probably around 7% as of December 31, 2002. Principal competitors in Argentina include Dinan (9 to 12%), Fleximat (8 to 10%). In addition, there are multiple small competitors which together represent a large portion of the flexible packaging market.

      Manufacturing facilities. Manufacturing activities are carried out in Argentina at a plant facility located in San Luis.

      Raw materials. Madeco's plastics suppliers include Vitopel, Terphane, Dow Chemical and Sigdopack. Madeco currently purchases approximately 40% of its plastic raw material requirements from these suppliers. Madeco obtains most of its aluminum requirements from Aluminios Argentinos and VAW Aluminum AG. Ink is purchased from Sun Chemical and Tintas Graficas. Paper is purchased from suppliers in Chile, Brazil, the United States and Sweden. Madeco purchases its various adhesives from Henkel and Rhom & Hass.

      Aluminum Profiles Business Unit

      Sales of the aluminum profiles segment amounted to Ch$28,096 million in 2002, accounting for 10.9% of Madeco's 2002 consolidated sales. Madeco is the sole Chilean manufacturer of aluminum profiles, the foundation of window frames and doorframes. In addition, it produces profiles which are used in the manufacture of industrial durable goods such as refrigerators and ovens. Between 1991 and early 2002, Madeco also operated in the curtain wall installation business which involved the engineering and installation of curtain walls in large commercial real estate projects. In early 2002, as part of a strategic decision, Madeco exited from this business.

      Madeco operates in the aluminum profiles segment through its subsidiary, Indalum. Through Indalum, Madeco also owns Alumco, the largest Chilean aluminum profiles distributor. Madeco also distributes aluminum profiles in Bolivia through its proprietary company, Distribuidora Boliviana.

      Sales of the aluminum profiles segment decreased by 5% in 2002 mainly due to Madeco's exit from the curtain wall business, partially compensated by a 11.5% increase in aluminum profiles sales.

           Madeco and subsidiaries                               Aluminum Profiles (1)
                                                           2000           2001            2002
                                                           ----           ----            ----
Revenues (in millions of constant Ch$):
Aluminum profiles ..........................          Ch$20,296      Ch$24,734       Ch$27,577
Curtain walls ..............................              3,730          4,851             519
                                                      ---------      ---------       ---------
Total ......................................          Ch$24,026      Ch$29,585       Ch$28,096
                                                      =========      =========       =========

Sales Volume (in metric tons)
Aluminum profiles ..........................              9,052         10,257           9,978
Exports ....................................                 --              1              --
                                                      ---------      ---------       ---------
Total ......................................              9,052         10,258           9,978
                                                      =========      =========       =========

(1) Revenues include exports of Ch$585 million and Ch$1,386 million in 2001 and 2002, respectively.

      Customers. The aluminum profiles operation has approximately 50 active customers, of which 8 are key distributors for Madeco. In 2002, Madeco's main customers in the aluminum profiles segment were Alumco (24%), independent distributors (53%), construction companies and durable goods manufacturers (19%) and distribution offices in Bolivia (4%).

      Competition. The size of the aluminum profiles market in Chile is estimated to be 13,000 metric tons per year as of December 31, 2002. Madeco estimates that it had a 73% market share in the aluminum profiles segment in Chile, and that its main competitor, Alcoa, had a 19% market share in

2002. International aluminum profiles manufacturers also compete in Chile through imported products with an estimated market share of 8%.

      Manufacturing facilities. Manufacturing activities are carried out in Chile at a plant facility located in San Bernardo, on the outskirts of Santiago.

      Raw Materials. Aluminum, the principal raw material used in the production of aluminum profiles, is purchased from the Argentine supplier, Aluminios Argentinos. Madeco purchases paint from two painting companies, Pinturas Tricolor and Dupont Powder Coating Andina. Chemical products are purchased from four suppliers, Harting Representaciones, Quimica del Sur, Chemal Katschmareck-GMBH and Goldschmidt Quimica.

Real Estate/Hotel Administration - Hoteles Carrera

      Hoteles Carrera was a 89.9%-owned consolidated subsidiary of the Company in 2002 and 2001 and a 87.2%-owned consolidated subsidiary in 2000. Quinenco's interest in Hoteles Carrera is held through an intermediate holding company, Agricola El Penon S.A., a 96.2%-owned subsidiary of Quinenco. Hoteles Carrera accounted for approximately 1.8% of the Company's consolidated sales in 2002, 1.6% of consolidated sales in 2001 and 1.6% of consolidated sales in 2000.

      Capital increase. On May 17, 2001, Hoteles Carrera's Board of Directors approved a capital increase of Ch$4,287 million (value at transaction date) through the issuance of 5,358,920 new shares. The capital increase was carried out in the last quarter of 2001 and as of December 31, 2001, Carrera had issued 2,827,221 new shares for Ch$2,261 million (value at transaction date). Quinenco subscribed to 2,825,264 shares for Ch$2,260 million (value at transaction date). Quinenco's economic interest in Carrera increased from 87.2% to 89.9% following the capital increase. Proceeds from the capital increase were used to reduce liabilities.

      Hoteles Carrera operates five hotels in Chile. Two of these, the five-star Hotel Carrera in central Santiago and the four-star Hotel El Araucano in Concepcion, are owned and operated by Hoteles Carrera. The three remaining hotels, located in the north of Chile in the cities of La Serena, Iquique and Antofagasta, are leased and operated by Hoteles Carrera.

      The following table shows selected statistical data for Hoteles Carrera's hotel business at and for the years ended December 31, 2000, 2001 and 2002:

                       Hoteles Carrera
                                                                     2000               2001                2002
                                                                     ----               ----                ----
Average daily number of available rooms
        Hotel Carrera .................................               307                 307                 305
        Hotel El Araucano .............................               144                 144                 139
        La Serena Club Resort .........................                98                  95                  95
        Carrera Club Hotel Iquique ....................                77                  77                  76
        Carrera Club Hotel Antofagasta ................               140                 137                 137
                                                                   ------              ------               -----
            Total .....................................               766                 760                 752
                                                                   ======              ======               =====
Occupancy rate(1)
        Hotel Carrera .................................              39.8%               31.7%               30.0%
        Hotel El Araucano .............................              32.9%               32.0%               29.7%
        La Serena Club Resort .........................              36.5%               46.0%               34.8%
        Carrera Club Hotel Iquique ....................              31.1%               33.2%               32.2%
        Carrera Club Hotel Antofagasta ................              17.0%               27.2%               22.8%
            Weighted Average ..........................              33.0%               32.9%               29.5%
Average daily rate(2)
        Hotel Carrera .................................          US$104.1            US$105.0             US$91.8
        Hotel El Araucano .............................              60.7                45.7                42.2
        La Serena Club Resort .........................              62.6                53.0                60.1
        Carrera Club Hotel Iquique ....................              50.3                45.7                41.5
        Carrera Club Hotel Antofagasta ................              57.1                53.3                49.3
            Weighted Average ..........................              80.5                71.2                66.3
Average revenue per available room (REVPAR)(3)
        Hotel Carrera .................................           US$41.4             US$33.3             US$27.5
        Hotel El Araucano .............................              20.0                14.6                12.6
        La Serena Club Resort .........................              22.9                24.4                20.9
        Carrera Club Hotel Iquique ....................              15.6                15.2                13.4
        Carrera Club Hotel Antofagasta ................               9.7                14.4                11.2
             Weighted Average .........................              26.6                23.4                19.5

----------
(1) Occupancy is determined for a period by dividing total room nights sold during the period by total rooms available for each day during the period.

(2) Average daily rate is determined by dividing total room revenues plus breakfast by total room nights sold.

(3) Average revenue per available room is calculated as the average daily rate per room multiplied by the occupancy rate (equivalent to dividing total room revenues by total room nights available for sale).

      The following table shows selected financial information of Hoteles Carrera at and for the years ended December 31, 2000, 2001 and 2002:

              Hoteles Carrera                             2000                 2001                2002
                                                          ----                 ----                ----
                                                      (in millions of constant Ch$, except percentages)
Net Revenues ...............................          Ch$7,675             Ch$7,579            Ch$7,015
Gross margin ...............................             1,264                1,232               1,017

Operating income ...........................              (466)                (557)               (378)
Non-operating results ......................              (803)                (627)               (617)
Income taxes ...............................                94                    9                  (1)
                                                     ---------            ---------           ---------
Net income .................................         Ch$(1,175)           Ch$(1,175)            Ch$(996)
                                                     =========            =========           =========

Total assets ...............................         Ch$25,016            Ch$24,204           Ch$23,206
Bank debt ..................................             7,206                5,142               4,636
Other liabilities ..........................             3,450                3,544               4,049
Shareholders' equity .......................            14,360               15,518              14,521
Quinenco's effective economic interest .....              87.2%                89.9%               89.9%

      Hotel Carrera, located in central Santiago, facing La Moneda, headquarters of the Chilean government, is considered to be one of the most traditional European-style hotels in Chile. It has 305 guest rooms, as well as thirteen meeting rooms, four restaurants, a business center, a rooftop pool, a gym/health club and a beauty salon.

      Hotel Carrera in Santiago is a member of the "Leading Hotels of the World" program, which is sponsored by Hotel Representatives, Inc., a worldwide organization headquartered in New York City. Membership in the "Leading Hotels of the World" program is limited to hotels categorized as "deluxe" and selected by Hotel Representatives, Inc. based on their quality of services and facilities. Participation in this program has enabled Hotel Carrera to benefit from a worldwide cooperative reservations and promotion system. For the year ended December 31, 2002, sales through the "Leading Hotels of the World" program represented 15% of Hotel Carrera's total sales.

      Hotel El Araucano is the largest and best known four-star hotel in Concepcion, which is the second-largest city in Chile. Hotel El Araucano serves mostly business travelers, and has 139 guest rooms and eleven meeting rooms.

      La Serena Club Resort is located in a popular holiday destination located 325 miles north of Santiago. This property is operated by Hoteles Carrera under a five-year renewable lease that commenced in December 1995. La Serena Club Resort has 95 guest rooms and since 1999, a convention center that holds 1,200 people. The five-year lease/management contract on the convention center began in 1999 and ends in 2004. During 2003, Hoteles Carrera will evaluate whether or not it will renew the lease/management contract at its expiration date.

      Carrera Club Hotel Iquique is a small hotel located in the seaside resort city of Iquique, in Northern Chile. The hotel has 76 rooms. It is being operated under a five year lease/management contract which began in 1999 and ends in 2004. During 2003, Hoteles Carrera will evaluate whether or not it will renew the lease/management contract at its expiration date.

      Carrera Club Hotel Antofagasta is a medium sized hotel located in the northern coastal city of Antofagasta. The hotel has 137 rooms. Hoteles Carrera was awarded the lease/management contract in 1999 which establishes a five year contract period. During 2003, Hoteles Carrera will evaluate whether or not it will renewal the lease/management contract at its expiration date.

      Competition. Hotel Carrera competes directly with numerous four-star and five-star hotels in Santiago, including international hotels such as the Santiago Hyatt Regency, the Marriott, the Santiago Sheraton, The Crown Plaza and the Radisson Hotel. Management estimates that Hotel Carrera ranked fourth in 2002 among Santiago's five-star hotels with respect to share of room-nights sold, with an approximate 10% market share during the year. Hoteles Carrera expects that during 2003 and 2004, an additional five four-star hotels and the luxury category Ritz Carlton will initiate activities in the eastern section of Santiago. Hoteles Carrera believes that its location in the center of Santiago and quality of its services will help to mitigate the effect of the increased competition.

      Hotel El Araucano is the largest four-star hotel in Concepcion, where there are no five-star hotels, and, according to management estimates, ranked second in Concepcion with respect to occupancy in 2002. The first ranked hotel in Concepcion is believed by management to be the Diego de Almagro hotel.

      La Serena Club Resort's principal competitor is Hotel Francisco de Aguirre, another large resort complex in La Serena. In addition, La Serena Club Resort competes against smaller hotels and guest houses. Though there are no comparable convention centers located in or near La Serena, the convention center faces competition from other established convention sites, located in Santiago, Vina del Mar, Marbella and Pucon. Management estimates that its share of the hotel markets in La Serena is 20%.

      The two hotels in Iquique and Antofagasta compete in their respective cities with hotels of similar characteristics. The hotel business in Iquique is considered more developed than that in Antofagasta as it attracts many tourists from Chile, neighboring Argentina and Bolivia. In Iquique, there are several hotels of four-star and one of five-star quality against which the hotel competes. In Antofagasta, which is considered less developed in terms of hotel and tourist-related infrastructure, there is one four-star hotel which competes with the Carrera Club Hotel Antofagasta. Management estimates that its share of the hotel markets in Iquique and Antofagasta is 7% and 18%, respectively.

      Operating Risks. Hoteles Carrera's hotels are subject to operating risks common to the hotel industry, including competition from other hotels, oversupply in room availability, increases in operating costs due to inflation and other factors, dependence on business travelers and tourism, increases in energy costs and other expenses, risks inherent in real estate investments and adverse effects of general and local economic conditions. Hoteles Carrera's business is seasonal, with revenues being higher during the spring and summer months.

      Real Estate/Hotel Administration - Habitaria

      Since 1998, Quinenco has owned a 50% equity interest in Habitaria, a developer of residential real estate for Chilean families in the middle-income and upper middle-income segments. Habitaria was formed in June 1998 through a joint venture between the Company and Ferrovial Inmobiliaria Chile Ltda. ("Ferrovial"), an indirect subsidiary of Ferrovial S.A. (listed on the Madrid Stock Exchange), which is among the three largest construction firms in Spain. Quinenco and Ferrovial jointly control Habitaria through a shareholders agreement. The Company does not consolidate Habitaria's results, which are accounted for as an equity-method investment. In 2002, Habitaria reported net income of Ch$898 million, of which Ch$449 million corresponded to Quinenco's proportional share.

      Habitaria was initially capitalized in 1998 with an amount equivalent to US$20 million, of which Quinenco and Ferrovial each contributed US$10 million (historic value). In order to continue acquiring properties for future development, there was an additional capital increase of UF300,000 in 2000 and UF120,000 in 2001. In 2001, Quinenco subscribed to 50% of the 4,180,600 shares issued for UF60,000. In the past, Habitaria has financed purchases of land, as well as expenditures on professional services (such as architects and licenses), from equity capital and construction costs have been financed with bank debt. Based on the current level of sales and projections for the real estate market for the types of projects that Habitaria specializes in, the company has not purchased additional land for future development. At this time, there are no further plans to contribute additional capital.

      Habitaria was originally formed with the goal of becoming a leading residential real estate developer, capitalizing on the experience that Ferrovial has gained in Spain as a developer of residential real estate with a brand-oriented, customer-focused strategy. Although the shareholders' agreement between Quinenco and Ferrovial allows for the possibility of expansion to other countries in South America, it is expected that Habitaria will confine its activities to the Chilean market. Habitaria's sales strategy is oriented towards developing and marketing its existing projects with high quality-to-price attributes.

      As a real estate developer, Habitaria purchases land, supervises the design and construction of residential projects, secures financing for the projects, and markets and sells the projects to consumers. Projects cost between US$13.5 million and US$33.5 million, on average, to develop and construct, before financing costs, depending on their size and location. Habitaria's middle-class apartment units are priced between UF1,500 and UF3,500 depending on the number of bedrooms, quality of finishings, and location. Units targeted towards the upper-middle-class segment are priced between UF3,500 and UF8,000 depending on number of bedrooms and location. Habitaria's middle-class houses are priced between UF2,000 and UF3,500 and upper-middle-class houses between UF3,500 and UF5,500.

      As of December 2002, Habitaria has nine projects under development, of which seven are in the greater Santiago metropolitan region and two are located in Valparaiso, the most important port city in Chile. Of these projects, six phases were completed in 2002. Four additional phases are planned for completion in 2003 and 2004, respectively.

      For the year ended and as of December 31, 2002, 436 units were delivered to their owners and 142 were reserved under deposit agreements. Stock as of December 31, 2002 included 266 finished units and 525 units which will be completed between 2003 and 2005. Sales revenue or revenue from deposits is recognized as income for a given period when final delivery of the units has been made or in the case of finished units, upon the signing of a preliminary agreement, the delivery of a 10% down payment by the client, and certification by the municipal authorities.

      The following table contains selected financial information of Habitaria at or for the years ended December 2000, 2001 and 2002:

                            Habitaria                                        2000                    2001                 2002
                                                                             ----                    ----                 ----
                                                                             (in millions of constant Ch$, except percentages)
    Net revenues .............................................           Ch$6,696               Ch$20,059            Ch$23,006
    Gross margin .............................................                663                   3,633                4,800

    Operating income .........................................               (951)                  1,026                1,395
    Non-operating results ....................................                (56)                   (577)                (462)
    Income taxes .............................................                 11                     (19)                 (35)
                                                                         --------               ---------            ---------
    Net income ...............................................            Ch$(996)                 Ch$430               Ch$898
                                                                         ========               =========            =========

    Total assets .............................................             42,679                  50,365               46,939
    Bank debt ................................................             25,365                  31,220               26,354
    Other liabilities ........................................              3,240                   2,636                3,194
    Shareholders' equity .....................................             14,074                  16,509               17,391
    Quinenco's effective economic interest ...................                 50%                     50%                  50%

      Competition. The Chilean real estate development industry is fragmented, with no developer controlling a significant share of the residential market. Therefore, Habitaria competes with a variety of real estate developers, the largest of which include Socovesa, ENACO, Almagro, Inmobiliaria P&Y, Inmobiliaria Manquehue and Geosal, among others. According to information provided by Camara Chilena de la Construccion (the Chilean Construction Association), Habitaria estimates that it has an approximate 11.2% share of the real estate development industry in those communities where it has projects, as of December 2002.

      Sensitivity to Economic Activity. Habitaria expects that its operations will continue to be sensitive to Chile's economic cycles. At present, the slow recovery of the Chilean economy has created, in the view of Habitaria's management, conditions of oversupply. Though Habitaria's management believes that the economic conditions experienced since 1997 have reduced land prices and construction costs, sales have also been adversely impacted as a result of the oversupply discussed above. The Company cannot assure or predict the timing of any improvement in the market for residential real estate.

      Sensitivity to Interest Rates and Credit Availability. As a developer of real estate, Habitaria is highly dependent on its ability to procure financing for its projects. In the past, Habitaria has financed its projects by a mix of 30% equity and 70% debt, typically in the form of bank loans. Bank financing has historically been available to Habitaria, however, there can be no assurance that Habitaria will be able to obtain the necessary financing to complete the remaining phases of its projects. Of equal importance are the terms and availability of mortgage financing for home-buyers. Habitaria expects that its sales will be sensitive to fluctuations in interest rates and mortgage availability and cannot guarantee that mortgages will be available on terms acceptable to home-buyers.

C. Organizational Structure

      The following table shows the percentage interests directly and indirectly owned by Quinenco in each of its main businesses as of December 31, 2002:

                                                                    Percentage of Economic Interest
                                                                           Owned by Quinenco
                                                          -------------------------------------------------
                                                                        At December 31, 2002
                                                          -------------------------------------------------
                                                            Country of        Economic         Control Of
                                                          Incorporation       Ownership       Voting Shares
                                                          -------------       ---------       -------------
Financial
           Banco de Chile (1) ...............                 Chile              29.2%             52.2%
Food and Beverage
           Lucchetti ........................                 Chile              93.7%             93.7%
           CCU ..............................                 Chile              30.8%             30.8%
Telecommunications
           Telsur ...........................                 Chile              73.6%             73.6%
           Entel ............................                 Chile               5.7%              5.7%
Manufacturing
           Madeco ...........................                 Chile              53.4%             53.4%
Real Estate/Hotel Administration
           Hoteles Carrera ..................                 Chile              89.9%             93.5%
           Habitaria ........................                 Chile              50.0%             50.0%

----------
(1) On January 1, 2002, Banco de Chile merged with Banco Edwards. As a result, Quinenco's economic interest in Banco de Chile increased from 17.8% to 29.2% and its control of the voting rights of Banco de Chile decreased from to 52.7% to 52.2%. Economic ownership corresponds to dividend rights. Under the terms of its agreement, and prior to its merger with Banco Edwards on January 1, 2002, Banco de Chile paid 64.9% of all declared dividends directly to the Central Bank. The terms of its agreement with the Central Bank have been modified as of January 1, 2002 and until its subordinated debt with the Central Bank of Chile has been fully extinguished, Banco de Chile will pay 42.8% of all declared dividends directly to the Central Bank.

D. Property, Plant and Equipment

      Quinenco's principal executive offices are located in Santiago at Enrique Foster Sur 20, Floor 14, Las Condes, and occupy approximately 2,500 square meters of office space owned by Quinenco.

      Madeco's headquarters are located in Santiago, in a building containing approximately 3,524 square meters of office space. In addition, Madeco owns plants, warehouses and office space occupying a total of approximately 423,219 square meters in various locations in Chile, Argentina, Peru and Brazil. In Chile, Madeco owns plants, warehouses and office space in and around Santiago. In Argentina, Madeco owns plants in the Greater Buenos Aires area, San Luis and LLlavallol. In Peru, Madeco owns plants and offices in Lima. In Brazil, Madeco owns production plants in Sao Paulo, Rio de Janeiro and Bahia.

      Telsur has its own headquarters in the city of Valdivia (approximately 520 miles south of Santiago). In addition, Telsur owns office space, switch sites and customer service facilities in most of the cities in Regions VIII, IX, X and XI, particularly in major cities such as Puerto Montt, Coyhaique, Osorno, Temuco and Concepcion.

      Lucchetti's headquarters are located in Santiago, in Lucchetti's pasta manufacturing facilities. In Chile, Lucchetti owns manufacturing plants, warehouses and office space occupying a total of approximately 47,600 square meters in various locations in the Santiago Metropolitan Region. In Peru, Lucchetti owns a 17,000 square meter pasta plant near Lima which was placed in service in December 1998. Lucchetti is currently in the process of liquidating its assets in Peru. See "Item 4. Information on the Company - Business Overview
- Food and Beverages - Lucchetti" and "Item 8. Financial Information-Legal Proceedings".

      CCU's headquarters are located in Santiago. In addition, CCU owns and leases manufacturing plants and warehouses in various locations in the Santiago Metropolitan Region and throughout Chile. In Argentina, CCU owns and leases manufacturing plants, warehouses, commercial offices and vineyards in various locations, including the Greater Buenos Aires areas.

      Banco de Chile owns a 71,000 square meter building and the underlying land of its executive offices located in Santiago, Chile. It also owns a 15,000 square meter office building in downtown Santiago. At December 31, 2002, it owned 130 properties in Chile totaling approximately 90,000 square meters, not including 89 leased full service branches in Chile and the leased New York branch and the Miami agency. It has properties for back office and administrative operations as well as for document storage. Following its merger with Banco Edwards on January 1, 2003, Banco de Chile closed approximately 50 redundant branches.

      Hoteles Carrera owns the Hotel Carrera in Santiago and Hotel El Araucano in Concepcion, Chile, which together occupy a total of approximately 43,100 square meters. The La Serena Club Resort and convention center, which occupies a total of approximately 10,914 square meters, is leased pursuant to a four-year renewable lease that commenced in 2000. In July 1999, Hoteles Carrera signed a five year lease/management contract to operate two hotels in Iquique and Antofagasta. The lease payments are fixed, with an additional annual variable rental based on percentages of room revenues.

      Habitaria's headquarters are located in Santiago, in 667 square meters of leased office space. The lease expires in June 2005.

      For further information on future investments in property, plant and equipment, see Note 10 to the Consolidated Financial Statements and "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

Item 5. Operating and Financial Review and Prospects

A. Results of Operations

      The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in significant respects from U.S. GAAP. Note 27 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2001 and 2002 and net income for the years ended December 31, 2000, 2001 and 2002.

      In accordance with Chilean GAAP, financial data included in the Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2002. See Notes 2(b) and 3 to the Consolidated Financial Statements.

      The Company conducts its operations through various consolidated subsidiaries (in which, in certain cases, minority shareholders hold significant interests), and through significant equity investments in certain other companies. The Consolidated Financial Statements as of December 31, 2002 consolidate the results of Madeco, Lucchetti, Telsur and Hoteles Carrera. The Company's majority-owned investments in Banco de Chile, and its equity investments in CCU, Entel and Habitaria are accounted for under the equity method, and the Company's share of the net income (or loss) thereof is included under the caption "Non-operating results" in the Company's income statement.

      Of the Company's unconsolidated investments, the results of Banco de Chile and CCU are important contributors to the Company's results. For further information regarding these entities whose results are not consolidated into the Company's financial statements under Chilean GAAP, see Banco de Chile's and CCU's Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

      The Company's lines of businesses and results of operations are, to a large extent, dependent on the overall level of economic activity and growth in Chile. In addition, certain group companies are also dependent on the overall level of economic activity and growth in Argentina, Brazil and Peru. Specifically, Madeco's wire and cable, brass mills, flexible packaging and aluminum profiles businesses are dependent on the sectors that buy its products outside of Chile, including export markets. Lucchetti is dependent on the sectors that purchase its products in Peru, and CCU is dependent upon the sectors that buy its products in Argentina.

      The Company's consolidated net income for any period is a function of: (i) the relative level of income (or loss) generated by Quinenco and the consolidated subsidiaries and Quinenco's economic interest in each such company,
(ii) the relative level of income (or loss) generated by the companies accounted for under the equity method and Quinenco's economic interest in each such company, (iii) adjustments for income items of intermediate holding companies,
(iv) dividends from other investments accounted for by the cost method and (v) the level of income (or loss) generated by Quinenco on the sale of investments. In addition, Quinenco owns a printing company and an insurance company, neither of which have contributed significantly to the Company's operating results.

      The following table shows the percentage interests directly and indirectly owned by Quinenco in each of the main sectors in which it participates at December 31, 2000, 2001 and 2002:

                                                         Percentage of Economic Interest
                                                                Owned by Quinenco
                                                                  At December 31,
                                                       -----------------------------------
                                                       2000           2001            2002
                                                       ----           ----            ----
Financial Services
           Banco Edwards (1) ................          51.2%          51.2%            --
           Banco de Chile (2) ...............          12.3%          52.7%          52.2%
Food and Beverage
           Lucchetti (3) ....................          87.0%          93.3%          93.7%
           CCU ..............................          30.8%          30.8%          30.8%
Telecommunications
           Telsur ...........................          73.6%          73.6%          73.6%
           Entel (4) ........................          13.7%           5.7%           5.7%
Manufacturing
           Madeco (5) .......................          56.1%          56.1%          53.4%
Real Estate/Hotel Administration
           Hoteles Carrera (6) ..............          87.2%          89.9%          89.9%
           Habitaria ........................          50.0%          50.0%          50.0%
           Plava Laguna (7) .................          39.4%            --             --

----------
(1) In 2000 and 2001, through an exception granted by the SVS, the Company's interest in Banco Edwards was accounted for as a long-term investment under the equity-investment method. Banco Edwards merged with Banco de Chile on January 1, 2002.

(2) In 2000, Quinenco's 12.3% interest in Banco de Chile (as a percentage of the outstanding voting rights) was accounted for as a long-term investment under the equity-investment method. On March 27, 2001, Quinenco's interest, which is held through an intermediate holding company, LQIF, was increased to 52.7% (as a percentage of the outstanding voting rights). Through an exception granted by the SVS, Banco de Chile is still accounted for as an equity method investment. On January 1, 2002, Banco de Chile absorbed Banco Edwards through a merger process. Following the merger, Quinenco's interest in Banco de Chile decreased to 52.2%.

(3) On December 10, 2001, the Company subscribed to a capital increase of 869,708,297 shares. As a consequence, Quinenco's effective economic interest increased to 93.3%. On January 23, 2002, the Company subscribed to an additional capital increase of 128,610,448 shares. As a result, Quinenco's interest increased to 93.7%.

(4) On May 18, 2001, Quinenco sold a 4% interest and on August 1, 2001 an additional 4% interest in Entel. As a result, the Company holds a 5.7% interest in Entel.

(5) On October 15, 2002, Madeco completed a capital increase in which the Company did not subscribe to any shares. As a result, the Company's ownership interest in Madeco decreased from 56.1% to 53.4% as of December 31, 2002.

(6) On October 12, 2001, the Company subscribed to a capital increase of 2,825,264 shares. As a result, Quinenco holds a 89.9% interest.

(7) Quinenco's interest in Plava Laguna, held by an intermediate holding company, Excelsa Establishment, was acquired on April 16, 2000. It was divested by the Company on August 20, 2001.

      The following discussion analyzes the consolidated results of the Company for the years ended December 31, 2000, 2001 and 2002. See "Item 4. Information on the Company" for certain data regarding revenues and operating income of major product segments of the Company's principal businesses. In the following discussion the term "holding company" refers to Quinenco S.A. and the intermediate level holding companies through which, in certain cases, Quinenco holds its interest in the Company's consolidated operating companies and certain equity investments.

RESULTS OF OPERATIONS
NET SALES

                                                    2000     Variation      % change     2001      Variation     % change       2002
                                                    ----     ---------      --------     ----      ---------     --------       ----
                                                                 (in millions of constant Ch$, except percentages)
Madeco ....................................      321,661       20,208          6.3     341,869      (85,586)       (25.0)    256,283
Lucchetti .................................      102,337      (13,494)       (13.2)     88,843       (5,044)        (5.7)     83,799
Telsur ....................................       44,164        2,537          5.7      46,701          (55)        (0.1)     46,646
Hoteles Carrera ...........................        7,675          (96)        (1.3)      7,579         (564)        (7.4)      7,015
Holding Co. & eliminations ................        3,906         (640)       (16.4)      3,266         (710)       (21.7)      2,556
                                                 -------        -----                  -------      -------                  -------
Total net sales ...........................      479,743        8,515          1.8     488,258      (91,959)       (18.8)    396,299
                                                 =======        =====                  =======      =======                  =======

      2002 Compared to 2001

      In 2002, the Company reported net consolidated sales of Ch$396,299 million, an 18.8% decrease from the net sales of Ch$488,258 million in 2001. The decrease was mainly attributable to lower sales at Madeco and to a lesser extent, at Lucchetti.

      Madeco's sales, which accounted for 64.7% of Quinenco's consolidated sales in 2002, decreased by 25% in 2002, mainly due to a reduction in sales of the wire and cable and brass mills business units. The wire and cable segment, which is Madeco's main business representing 51.2% of Madeco's consolidated sales in 2002, experienced a decline in sales in 2002 of 33.4%, mainly as a result of lower demand by the telecommunications and energy sectors for copper, aluminum and optic fiber cable products in Brazil. In addition, wire and cable sales in Argentina were practically non-existent in 2002 following the temporary closure of Madeco's production facilities in the beginning of the year. The reduction in sales of the wire and cable business unit accounted for approximately 77% of the total downturn in Madeco's consolidated sales in 2002. Sales of the brass mills business unit, which represented 22.1% of total sales, also declined by 21.3% during the year due to a general slowdown in exports and coin sales. To a lesser extent, the shutdown of production activities in Argentina also impacted the level of brass mills sales. The reduction in sales of brass mills products accounted for approximately 18% of Madeco's total sales decline in 2002. Sales of Madeco's other two business units, flexible packaging and aluminum profiles, also decreased by 7% and 5%, respectively, although the impact on consolidated sales was marginal, accounting for 5.3% of the total downturn.

      Lucchetti's sales, which accounted for 21.1% of Quinenco's consolidated sales in 2002, decreased by 5.7%, mainly as a result of the divestment of its Argentine operations in the first half of 2001. In addition, the decrease in sales corresponded to an 18.5% reduction in sales of the Peruvian operations, partially offset by a 9.9% increase in sales of the Chilean operations. Lucchetti's sales in

Chile, which accounted for 77.6% of consolidated sales in 2002, increased due to higher pasta volume sold and new product launches in the soups, creams and broths product line. Sales in Peru, which accounted for the remaining 22.4% of consolidated sales, were negatively affected by an ongoing public dispute with Peruvian authorities for alleged environmental violations related to the plant location on the outskirts of Lima. As a consequence, Lucchetti Peru experienced a sharp drop in the volume sold and lower average prices of its pasta products.

      2001 Compared to 2000

      In 2001, the Company reported net consolidated sales of Ch$488,258 million, a 1.8% increase from the net sales of Ch$479,743 million in 2000. The increase was mainly attributable to higher sales at Madeco, partially offset by lower sales at Lucchetti.

      Madeco's sales, which accounted for 70% of Quinenco's consolidated sales in 2001, increased by 6.3% in 2001, mainly due to an increase in sales in the wire and cable business unit in Brazil. The wire and cable segment, which is Madeco's main business representing 57.6% of Madeco's consolidated sales in 2001, experienced an increase in sales of 9.6% in 2001 as a result of the high demand for copper and optical fiber telecommunications cables from the Brazilian telecommunications sector during the first half of the year, mainly due to the expansion of two telecom network back-bones in Brazil. This high level of demand continued up until the third quarter of 2001, when demand for telecommunications equipment in Brazil all but halted. This sudden decrease in demand in Brazil was exacerbated by a global downturn in demand for telecommunications cable.

      Madeco's aluminum profiles business unit which represented 8.6% of Madeco's consolidated sales, generated a 23.1% sales increase in 2001. The overall increase in Madeco's consolidated sales was partially offset by a 3.0% reduction in sales from the brass mills business unit and a 0.6% reduction in sales from the flexible packaging business unit, which represented 21.0% and 12.8% of consolidated sales, respectively.

      Lucchetti's sales, which accounted for 18.2% of Quinenco's consolidated sales in 2001, decreased by 13.2%, mainly as a result of the divestment of its Argentine operations in the first half of 2001. In addition, the decrease in sales corresponded to an 18.0% reduction in sales of the Peruvian operations, partially offset by a 3% increase in sales in the Chilean operations. Sales from the Chilean operations represented 72% of consolidated sales and the remaining 28% was accounted for by sales from the Peruvian operations. Sales from the Peruvian operations were affected by a sharp drop in the volume sold and lower average prices as a consequence of negative publicity generated by local politicians for alleged environmental violations related to the plant location on the outskirts of Lima.

COST OF SALES

                                              2000        Variation    % change       2001       Variation     % change       2002
                                              ----        ---------    --------       ----       ---------     --------       ----
                                                                      (in millions of constant Ch$, except percentages)
Madeco ..............................      (281,065)       14,429          5.1     (295,494)      (70,907)       (24.0)    (224,587)
Lucchetti ...........................       (70,322)       (8,030)       (11.4)     (62,292)         (908)        (1.5)     (61,384)
Telsur ..............................       (19,351)         (425)        (2.2)     (18,926)          366          1.9      (19,292)
Hoteles Carrera .....................        (6,411)          (64)        (1.0)      (6,347)         (349)        (5.5)      (5,998)
Holding Co. & eliminations ..........        (5,854)       (1,011)       (17.3)      (4,843)         (162)        (3.3)      (4,681)
                                           --------         -----                  --------       -------                  --------
Total cost of  sales ................      (383,003)        4,899          1.3     (387,902)      (71,960)       (18.6)    (315,942)
                                           ========         =====                  ========       =======                  ========

      2002 Compared to 2001

      In 2002, the Company's cost of sales was Ch$315,942 million, compared to cost of sales of Ch$387,902 million in 2001, a decrease of 18.6%. The decrease in consolidated cost of sales was in line with the decrease of 18.8% in consolidated sales and was mainly attributable to a decrease in cost of sales at Madeco.

      At Madeco, the decrease in cost of sales of 24% was in line with its sales revenue decrease of 25% in 2002. As a percentage of sales, cost of sales increased slightly from 86.4% to 87.6% in 2002.

      2001 Compared to 2000

      In 2001, the Company's cost of sales was Ch$387,902 million, compared to cost of sales of Ch$383,003 million in 2000, an increase of 1.3%. The increase was mainly attributable to an increase in cost of sales at Madeco, partially offset by a reduction in cost of sales at Lucchetti.

      At Madeco, the increase in cost of sales of 5.1% was in line with its sales revenue increase of 6.3% in 2001. As a percentage of sales, cost of sales decreased from 87.4% to 86.4% in 2001.

      At Lucchetti, the reduction in the cost of sales was related to the divestiture of the Argentine operations in the first half of 2001, and to a lesser extent, lower cost of sales at Lucchetti Peru as a result of the lower sales activity during the year.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                2000        Variation     % change     2001       Variation     % change      2002
                                                ----        ---------     --------     ----       ---------     --------      ----
                                                              (in millions of constant Ch$, except percentages)
Madeco ..................................      (29,989)       5,400         18.0     (35,389)       (7,697)       (21.7)    (27,692)
Lucchetti ...............................      (28,377)      (4,552)       (16.0)    (23,825)       (4,088)       (17.2)    (19,737)
Telsur ..................................      (12,167)       1,763         14.5     (13,930)          276          2.0     (14,206)
Hoteles Carrera .........................       (1,730)          59          3.4      (1,789)         (394)       (22.0)     (1,395)
Holding Co. & eliminations ..............       (7,832)        (450)        (5.7)     (7,382)         (332)        (4.5)     (7.050)
                                               -------        -----                  -------       -------                  -------
Total SG&A expenses .....................      (80,095)       2,220          2.8     (82,315)      (12,235)       (14.9)    (70,080)
                                               =======        =====                  =======       =======                  =======

      2002 Compared to 2001

      In 2002, the Company's selling, general and administrative expenses or SG&A expenses were Ch$70,080 million, compared to Ch$82,315 million in 2001, a decrease of 14.9%. The decrease was mainly due to lower selling, general and administrative expenses at Madeco and to a lesser extent, at Lucchetti.

      The decrease in selling, general and administrative expenses from Ch$35,389 million to Ch$27,692 million at Madeco was related to various factors, which included the closure of production facilities in Argentina, the exit from the curtain wall business (part of the aluminum profiles business unit) and a company wide personnel reduction.

      The reduction of Ch$4,088 million in Lucchetti's selling, general and administrative expenses in 2002 was mainly due to the divestiture of the Argentine operations which accounted for Ch$2,861 million of the total reduction. SG&A expenses corresponding to the Peruvian operation decreased in line with the sales decrease experienced during the year. In absolute terms, selling, general and administrative expenses of the Chilean operation remained constant between 2001 and 2002, although as a percentage of sales, they fell from 25.9% to 23.5%, thereby contributing to a reduction in SG&A expenses as a percentage of sales at the consolidated level.

      2001 Compared to 2000

      In 2001, the Company's selling, general and administrative expenses or SG&A expenses were Ch$82,315 million, compared to Ch$80,095 million in 2000, an increase of 2.8%. The increase was mainly due to higher selling, general and administrative expenses at Madeco and to a lesser extent, at Telsur, partially offset by a reduction in selling, general and administrative expenses at Lucchetti.

      The increase in selling, general and administrative expenses at Madeco was related to various factors, the most important of which include the consolidation starting in 2001 of the fiber optic operation in Argentina, and indemnities related to Madeco's restructuring and workforce reduction in its Argentine and Brazilian operations. The increase in SG&A expenses was partially offset by a decrease in personnel expense in the last quarter of 2001.

      The reduction in Lucchetti's selling, general and administrative expenses in 2001 was mainly due to the divestiture of the Argentine operations and lower expenses incurred in Lucchetti's Chilean operations.

OPERATING INCOME (LOSS)

                                                  2000      Variation     % change      2001       Variation   % change       2002
                                                  ----      ---------     --------      ----       ---------   --------       ----
                                                           (in millions of constant Ch$, except percentages)
Madeco ...................................       10,607          379          3.6      10,986       (6.982)      (63.6)       4,004
Lucchetti ................................        3,638         (912)       (25.1)      2,726          (48)      (1.8)        2,678
Telsur ...................................       12,646        1,199          9.5      13,845         (697)      (5.0)       13,148
Hoteles Carrera ..........................         (466)         (91)        19.5        (557)         179       (32.1)        (378)
Holding Co. & eliminations ...............       (9,780)         821         (8.4)     (8,959)        (216)       2.4        (9,175)
                                                 ------        -----                   ------       ------                   ------
Total operating income (loss) ............       16,645        1,396          8.4      18,041       (7,764)      (43.0)      10,277
                                                 ======        =====                   ======       ======                   ======

      2002 Compared to 2001

      In 2002, the Company reported operating income of Ch$10,277 million, compared to operating income of Ch$18,041 million in 2001. The decrease of 43% in 2002 was primarily due to deterioration in the operating performance of Madeco, which accounted for 89.9% of the total reduction, and to a lesser extent, Telsur.

      The decrease in Madeco's operating profit of 63.6% in 2002 was mainly attributable to the wire and cable business unit, which suffered from a lack of demand for its products in Brazil by the telecommunications sector, thereby generating operating losses for the year.

      Telsur reported a 5% decrease in operating profit in 2002. The decrease in operating profit was mainly due to the consolidation of non-regulated services in 2002 which do not yet generate sufficient revenue to cover their cost of operations as well as a reduction in basic telephony traffic as a consequence of low economic activity in the south of Chile and the effect of substitution of fixed line telephony for mobile alternatives.

      2001 Compared to 2000

      In 2001, the Company reported operating income of Ch$18,041 million, compared to operating income of Ch$16,645 million in 2000. The increase of 8.4% in 2001 was primarily due to the improved operating performance of Telsur and, to a lesser extent, Madeco, partially offset by a reduction in Lucchetti's operating profit.

      Telsur reported a 9.5% increase in operating profit in 2001. The increase in operating profit was attributable to a 5.7% increase in sales in 2001 as well as effective management of costs, the combination of which resulted in an improvement in the operating margin as a percentage of sales from 28.6% in 2000 to 29.6% in 2001.

      Madeco's operating profit increased by 3.6% in 2001. However its low operating margin of 3.2% as a percentage of sales reflected the higher level of SG&A expenses incurred by Madeco, mainly attributable to the restructuring of the Brazilian and Argentine operations.

      Lucchetti's operating profit declined by 25.1% compared to 2000, partially as a result of the divestiture of the Argentine operations in the first half of the year and a reduced sales level in Lucchetti's Peruvian operations.

NON - OPERATING RESULTS

INTEREST INCOME

      2002 Compared to 2001

      In 2002, interest income amounted to Ch$5,348 million, compared to Ch$8,178 million in 2001, a reduction of 34.6%. The decrease in interest income was primarily attributable to a reduction in interest rates on cash deposits.

      2001 Compared to 2000

      In 2001, interest income amounted to Ch$8,178 million, compared to Ch$9,041 million in 2000, a reduction of 9.5%. The decrease in interest income was primarily attributable to a reduction in interest income earned at the Quinenco corporate level, and to a lesser extent, at Madeco and Lucchetti due to a lower level of cash and cash equivalents.

NON - OPERATING INCOME

                                                                                               2000             2001            2002
                                                                                               ----             ----            ----
                                                                                                  (in millions of constant Ch$)
Gain on sale of investments:
     Gain on sale of Entel shares .................................................           7,834           51,056              --
     Gain on sale of other investments ............................................           1,774            6,209             431
                                                                                             ------          -------          ------
Total gain on sale of investments .................................................           9,608           57,265             431
Proportional share of net income of equity method investments:
     Banco Edwards ................................................................           1,726            5,325              --
     Banco de Chile ...............................................................           2,918           15,993          15,424
     CCU ..........................................................................           8,412           12,171           6,794
     Entel ........................................................................           4,062            3,174           2,337
     Habitaria ....................................................................              --              215             449
     Plava Laguna .................................................................             567               --              --
     Others .......................................................................           1,096              602             672
                                                                                             ------          -------          ------
Total proportional share of net income of equity method investments ...............          18,781           37,480          25,676
                                                                                             ------          -------          ------
Other non-operating income ........................................................           6,936           11,279           7,435
                                                                                             ------          -------          ------
Total non-operating income ........................................................          35,325          106,024          33,542
                                                                                             ======          =======          ======

      2002 Compared to 2001

      In 2002, non-operating income was Ch$33,542 million compared to Ch$106,024 million reported in 2001, a decrease of 68.4%. The reduction in non-operating income in 2002 was primarily due to the absence of gains on the sale of investments and to a lesser extent, a reduction in the proportional share of net income of equity method investments, which fell by 31.5% to Ch$25,676 million. Quinenco's proportional share of net income was affected by lower net income corresponding to its investments in CCU and the banking sector, which following the merger of Banco Edwards and Banco de Chile, only included Banco de Chile in 2002.

      2001 Compared to 2000

      In 2001, non-operating income was Ch$106,024 million compared to Ch$35,325 million reported in 2000, an increase of over 200%. Non-operating income in 2001 included large non-recurring gains on the sale of investments, principally the sale of an 8% interest in Entel which produced a gain of Ch$51,056 million in 2001, the sale of Plava Laguna, which generated a gain of Ch$1,318 million and Madeco's sale of a 25% interest in Optel, which generated a gain on sale of Ch$3,232 million. In addition, Quinenco's proportional share of net income of equity method investments increased by 99.6% to Ch$37,480 million, due to the acquisition of a controlling interest in Banco de Chile in March of 2001 as well as higher results corresponding to Quinenco's interest in Banco Edwards and CCU.

GAIN ON SALE OF INVESTMENTS

      2002 Compared to 2001

      In 2002, gains on the sale of investments amounted to Ch$431 million, compared to Ch$57,265 million in 2001. In 2001, gains on the sale of investments were mostly made up of the gain on the sale of 8% of the outstanding shares of Entel and a 39.4% interest in Plava Laguna, which amounted to Ch$51,056 million and Ch$1,318 million, respectively.

      2001 Compared to 2000

      In 2001, gains on the sale of investments amounted to Ch$57,265 million, compared to Ch$9,608 million in 2000. In 2001, gains on the sale of investments were mostly made up of the gain on the sale of 8% of the outstanding shares of Entel, which amounted to Ch$51,056 million. In addition, the Company sold its 39.4% interest in Plava Laguna during 2001, which produced a gain on sale of Ch$1,318 million (included with gain on sale of other investments). In 2000, gains on the sale of investments included the gain on the sale of a 0.7% interest in Entel of Ch$7,834 million.

PROPORTIONAL SHARE OF NET INCOME OF EQUITY METHOD INVESTMENTS

      2002 compared to 2001

      The proportional share of net income of equity method investments was Ch$25,676 million in 2002, compared to Ch$37,480 million in 2001, a decrease of 31.5%. The decrease can mainly be explained by a lower proportional share of net income from Quinenco's investments in CCU and the banking sector, which following the merger of Banco Edwards and Banco de Chile in 2002, only included Banco de Chile.

      2001 compared to 2000

      The proportional share of net income of equity method investments was Ch$37,480 million in 2001, compared to Ch$18,781 million in 2000, an increase of 99.6%. The increase can mainly be explained by the acquisition of a controlling interest in Banco de Chile in March of 2001 and to a lesser extent, a greater proportional share of net income from Quinenco's investment in Banco Edwards and CCU.

      Quinenco's Proportional Share of Net Income of Equity Method Investments

      Financial Services Sector - 2002 compared to 2001

      Quinenco's investment in Banco de Chile is currently being accounted for as a non-consolidated equity-method interest, in accordance with authorization from the SVS. Until it merged with Banco de Chile on January 1, 2002, Quinenco's interest in Banco Edwards was also accounted for as a non-consolidated equity-method interest.

      Quinenco's proportional share of net income from its investments in the financial services sector was Ch$15,424 million in 2002, which represented 29.2% of the net income of Banco de Chile. In 2001, Quinenco's share of the net income from investments in the financial services sector amounted to Ch$21,318 million, consisting of 17.8% of the net income of Banco de Chile and 51.2% of the net income of Banco Edwards.

      To facilitate the understanding of comparative results of Quinenco's investments in the financial services sector between 2002 and 2001, the historical results of Banco de Chile and Banco Edwards have been combined for the year 2001 in the table below.

                                                   (in millions of constant Ch$)

                                                           Quinenco's proportional                      Quinenco's proportional
                                            Net income     share of equity method      Net income       share of equity method
                                              2001              investment 2001            2002            investment 2002
Banco de Chile (1) ..............           Ch$89,577             Ch$15,993             Ch$52,635             Ch$15,424
Banco Edwards (2) ...............           Ch$10,406             Ch$ 5,325                    --                    --
                                            ---------             ---------             ---------             ---------
Combined banks (3) ..............           Ch$99,983             Ch$21,318             Ch$52,635             Ch$15,424

(1) The Company's proportional share of net income of equity method investment corresponded to its 17.8% and 29.2% economic interest in Banco de Chile in 2001 and 2002, respectively.

(2) The Company's proportional share of net income of equity method investment corresponded to its 51.2% interest in the bank in 2001.

(3)   Banco de Chile absorbed Banco Edwards on January 1, 2002.

      Banco de Chile's net income was Ch$52,635 million in 2002, a decrease of 47.4% from the combined income of Banco de Chile and Banco Edwards of Ch$99,983 million in 2001. The reduction in net income was primarily attributable to an increase in merger related expenses, provisions for loan losses as well as a reduction in other income and expenses and marked to market losses on Argentine securities. The decrease in net income from banking services was partially offset by an increase in net income from financial services subsidiaries of the bank.

      Operating revenues decreased by 2.6% to Ch$424,257 million in 2002 , mainly due to a decline in net financial income and gains on financial instruments, partially offset by an increase in fee income. Net financial income, which is calculated as the sum of net interest revenue and net foreign exchange transactions, decreased by 4.0% from Ch$350,641 million to Ch$336,679 million, mostly attributable to a decline of 3.1% in the bank's average interest earnings assets. Gains on sales of financial instruments, which fell from Ch$8,010 million in 2001 to Ch$892 million in 2002, were affected by marked to market losses made in connection with Argentine securities. Income from services
(net) increased by 12.6% to Ch$86,686 million, mainly related to banking services and fee income earned at the subsidiary level.

      Loan loss provisions increased from Ch$90,057 million in 2001 to Ch$118,750 million in 2002 (not adjusted by voluntary provisions), an increase of 31.9%. The increase in loan provisions was primarily related to medium sized companies in the real estate and construction sectors and debtors in Argentina. Loan loss provisions were partially offset by the release of voluntary provisions of Ch$17,223 million in 2002.

      Other income and expenses fell from income of Ch$17,264 million in 2001 to a net expense of Ch$5,296 million in 2002, primarily attributable to a decline in non-operating income and lower recovery of previously charged off loans.

      The impact of the merger on 2002 results was Ch$30,884 million. The main expense items were personnel severance expense and costs associated with the closure of redundant branches.

      Banco de Chile - 2002 compared to 2001

      Quinenco's proportional share of Banco de Chile's net income was Ch$15,424 million in 2002 and Ch$15,993 million in 2001. The Company's economic interest (dividend rights) in Banco de Chile was 29.2% and 17.8% as of December 31, 2002 and 2001, respectively.

      Banco de Chile's net income was Ch$52,635 million in 2002, a decrease of 41.2% from the Ch$89,577 million reported in 2001. The reduction in net income was primarily attributable to an increase in merger related expenses, higher provisions for loan losses and to a lesser extent, the recognition of marked to market losses on Argentine securities accounted for as available for sale. These were partially offset by higher net interest revenue and fee income.

      Net interest revenue increased by 66.1% from Ch$221,304 million to Ch$367,596 million, mainly due to a 41.8% increase in average interest earning assets as a result of the merger and an increase of 65 basis points in the net interest margin. The net interest margin, which rose from 3.8% in 2001 to 4.5% in 2002, benefited from higher lender spreads, repricing, a better funding mix and a net position in US dollars which revalued vis-a-vis the Chilean peso during the year.

      Fee income increased by 65.5% from Ch$52,367 million in 2001 to Ch$86,686 million in 2002. The increase was primarily a result of the merger although higher fees earned in connection with traditional banking services and at the subsidiary level also contributed to the growth experienced during the year.

      Loan loss provisions increased by 112.9% from Ch$47,264 million in 2001 to Ch$100,644 million in 2002. The increase in loan provisions was primarily related to the merger and a leveling of the credit risk classifications of the portfolios of Banco Edwards and Banco de Chile. In addition, uniform risk criteria was applied to both banks' loan portfolios which also contributed to a higher level of provisions.

      Banco de Chile's operating expenses increased from Ch$150,615 million in 2001 to Ch$257,239 million in 2002. The increase was mainly a result of the merger with Banco Edwards, mainly related to personnel and administrative expense. Merger related operating expenses include severance payments, technological developments, outplacement, financial advisory and branch refurbishment costs.

      Banco de Chile - 2001 compared to 2000

      Quinenco's proportional share of Banco de Chile's net income was Ch$15,993 million in 2001 and Ch$2,918 million in 2000. The Company's economic interest (dividend rights) in Banco de Chile was 17.8% and 4.3% as of December 31, 2001 and 2000, respectively.

      Banco de Chile's net income was Ch$89,577 million in 2001, an increase of 2.9% from the Ch$87,034 million reported in 2000. The increase in net income was primarily attributable to a higher level of net interest revenue, which increased from Ch$217,875 million in 2000 to Ch$221,304 million in 2001, a 12.5% increase in fee income which totaled Ch$52,367 million in 2001, and a significant tax benefit of Ch$1,386 million. The increase of 1.6% in net interest revenue in 2001 is explained by a 13.7% increase in average interest earning assets, partially offset by a reduction of forty-five basis points in the net interest margin.

      These increases were however, partially offset by higher provisions for loan losses which increased from Ch$40,668 million in 2000 to Ch$47,264 million in 2001, and an increase of 1.8% in operating expenses which increased by Ch$2,662 million to Ch$150,615 million. The increase in loan loss provisions was made in response to the weak macroeconomic conditions, low internal consumption and a significant reduction in aggregate demand prevailing in Chile during 2001. The increase in operating expenses was related to the merger process with Banco Edwards, which became effective on January 1, 2002.

      Banco Edwards - 2001 compared to 2000

      Quinenco's proportional share of Banco Edwards' net income was Ch$5,325 million in 2001 and its proportional share of Banco Edwards' net income was Ch$1,726 million in 2000, corresponding to its 51.2% interest from the date of purchase in 1999.

      Banco Edwards' net income was Ch$10,406 million in 2001, an increase of 208.6% from the Ch$3,374 million reported in 2000. The increase in net income was primarily attributable to an increase in operating revenues and lower charge-offs on assets received in lieu of payment. Net interest revenue, which increased by 11.7% from Ch$111,254 million in 2000 to Ch$124,261 million in 2001, was the result of a 7.1% expansion in average interest earning assets and a nineteen basis points increase in the net interest margin. In addition, fee income increased by 47.4% to Ch$26,252 million in 2001, primarily due to the implementation of a new pricing strategy during the second half of 2000.

      These increases were, however, partially offset by higher provisions for loan losses which increased by 22.6% from Ch$37,520 million in 2000 to Ch$46,001 million in 2001, and an increase of 11.8% in operating expenses which rose by Ch$10,582 million to Ch$100,324 million. The increase in loan loss provisions was attributable to higher provisions made on commercial loans as well as the establishment of voluntary provisions in the amount of Ch$4,378 million required by the Central Bank as a condition for the merger with Banco de Chile. The increase in operating expenses was related to the merger process with Banco de Chile which became effective on January 1, 2002.

      CCU - 2002 compared to 2001

      Quinenco's proportional share of CCU's income was Ch$6,794 million in 2002 and Ch$12,171 million in 2001, which represented its 30.8% economic interest in CCU's net income in both years.

      CCU's consolidated sales decreased by 6.6% to Ch$345,891 million in 2002, compared to Ch$370,384 million in 2001. The decrease in CCU's consolidated sales was mainly due to an 8.8% decrease in average prices, partially offset by a 2.4% increase in volumes sold. The decrease in revenues was primarily attributable to the Argentine beer segment, which declined by 54.6% due to Argentina's ongoing economic crisis and currency devaluation, partially offset by an increase of 2.2% in revenues corresponding to the Chilean operations. Sales by segment were as follows in 2002: beer Chile (38.9%), beer Argentina (7.2%), soft drinks/mineral waters (32.0%), wine (21.7%) and other (0.2%).

      Operating income decreased by 16.4% to Ch$37,594 million in 2002, of which Ch$5,029 million is explained by a decline in operating profit in Argentina, and the remaining Ch$2,338 million to the Chilean operations. As a percentage of sales, the operating margin fell from 12.1% in 2001 to 10.9% in 2002.

      Non-operating losses amounted to Ch$6,891 million in 2002, compared to non-operating income of Ch$3,773 million in 2001. The variation in non-operating results can mostly be explained by the non-recurring gain on the sale of a 6.7% interest in Backus & Johnston in 2001, which amounted to Ch$17,199 million. Net income in 2002 amounted to Ch$22,065 million, a decrease of 44.2% from the net income of Ch$39,529 million reported in 2001, as a result of the aforementioned decreases in operating and non-operating results.

      CCU - 2001 compared to 2000

      Quinenco's proportional share of CCU's income was Ch$12,171 million in 2001 and Ch$8,412 million in 2000, which represented its 30.8% economic interest in CCU's net income in both years.

      CCU's consolidated sales increased by 5.2% to Ch$370,384 million in 2001, compared to Ch$352,062 million in 2000. The increase in CCU's consolidated sales was mainly due to a 1.9% increase in volumes sold and a 3.3% increase in average prices. The increase in revenues was mainly attributable to the wine segment which grew by over 24%. Sales by segment were as follows in 2001: beer-Chile (36.2%), beer-Argentina (14.8%), soft drinks/mineral waters (30.1%), wine (18.8%) and other (0.1%).

      Operating income increased by 7.2% to Ch$44,962 million in 2001 as a consequence of the aforementioned 5% increase in sales. This was in spite of higher cost of goods sold related with raw material purchases abroad and slightly higher SG&A expenses. As a percentage of sales, the operating margin increased from 11.9% in 2000 to 12.1% in 2001.

      Non-operating income amounted to Ch$3,773 million in 2001, compared to non-operating losses of Ch$8,504 million in 2000. Non-operating income in 2001 included a significant gain on the sale of shares of a 6.7% interest in Backus & Johnston, a Peruvian beer producer, which produced a non-recurring gain of Ch$17,199 million. Net income in 2001 amounted to Ch$39,529 million, an increase of 44.7% from the net income of Ch$27,321 million reported in 2000, as a result of the aforementioned improvement in operating and non-operating results.

      Entel - 2002 compared to 2001

      Quinenco's proportional share of Entel's net income was Ch$2,337 million in 2002 and Ch$3,174 million in 2001. Its economic interest in Entel was 5.7% and 5.7% as of December 31, 2002 and 2001, respectively.

      Entel's consolidated sales increased by 10.1% in 2002 to Ch$804,762 million, mostly explained by an increase in revenues related to Entel's cellular telephony business unit. Operating income amounted to Ch$97,561 million in 2002, compared to Ch$85,661 million in 2001, an increase of 13.9%. The increase in operating income was a result of the higher overall sales level which outpaced cost increases in the same period, resulting in a higher operating margin, equivalent to 12.1% of sales.

      Non-operating losses amounted to Ch$50,880 million in 2002, compared to non-operating losses of Ch$48,716 million in 2001. Non-operating losses increased due to higher expenses related to personnel severance indemnities, partially offset by a lower level of interest expense for the year.

      Entel reported net income of Ch$41,096 million in 2002, compared to Ch$35,230 million in 2001, an increase of 16.7%, attributable to the aforementioned improvements in the company's operating performance in the year.

      Entel - 2001 compared to 2000

      Quinenco's proportional share of Entel's net income was Ch$3,174 million in 2001 and Ch$4,062 million in 2000. Its economic interest in Entel was 5.7% and 13.7% as of December 31, 2001, 2000, respectively.

      Entel's consolidated sales increased by 32.0% in 2001 to Ch$731,101 million, mostly explained by an increase in revenues related to Entel's cellular telephony business unit, Internet services and long distance services in the United States and parts of Central America.

      Operating income amounted to Ch$85,661 million in 2001, compared to Ch$73,323 million in 2000, an increase of 16.8%. The increase in operating income was a result of the higher overall sales level and higher margins earned in connection with Entel's subsidiaries, particularly the cellular telephony business.

      Non-operating losses amounted to Ch$48,716 million in 2001, compared to non-operating losses of Ch$38,768 million in 2000. Non-operating losses were increased in part due to a higher level of goodwill expense. Entel reported net income of Ch$35,230 million in 2001, compared to Ch$29,071 million in 2000, an increase of 21.2%, attributable to the aforementioned improvements in the company's operating performance in the year and reduced tax obligations during the period.

      Habitaria - 2002 compared to 2001

      Quinenco's proportional share of Habitaria's net income was 50%, or Ch$449 million in 2002 and Ch$215 million in 2001.

      Habitaria reported net income in 2002 of Ch$ 898 million, compared to a net income of Ch$430 million in 2001, an increase of 108.8%. Sales revenues reached Ch$23,006 million in 2002, compared to Ch$20,059 million in 2001, reflecting a relatively dynamic real estate market, stimulated by low prevailing interest rates as well as an increase in Habitaria's housing stock available for sale. Habitaria sold and delivered 436 apartments in 2002. In comparison, 2001 sales revenues corresponded to the sale and delivery of 398 apartments. Operating income was Ch$1,395 million in 2002, compared to operating income of Ch$1,026 million in 2001, an increase of 36%.

      Habitaria - 2001 compared to 2000

      Quinenco's proportional share of Habitaria's net income was 50%, or Ch$215 million in 2001 and a loss of Ch$497 million in 2000.

      Habitaria reported net income in 2001 of Ch$ 430 million, compared to a net loss of Ch$996 million in 2000. During 2001, Habitaria reported a sales increase of 199.6% compared to 2000. Sales revenues reached Ch$20,059 million in 2001, compared to Ch$6,696 million in 2000, reflecting Habitaria's increase in housing stock available to the public and activity in the Chilean real estate market which was stimulated by lower prevailing interest rates. Habitaria sold and delivered 398 apartments in 2001. In comparison, 2000 sales revenues corresponded to the sale and delivery of 161 apartments. Operating income was Ch$1,026 million in 2001, compared to an operating loss of Ch$951 million in 2000.

OTHER NON - OPERATING INCOME

      2002 compared to 2001

      Other non-operating income was Ch$7,435 million in 2002, compared to Ch$11,279 million in 2001, a decrease of 34.1%. The decrease in 2002 is mainly explained by a reduction of Ch$7,298 million in negative goodwill amortization associated with the original Entel share purchases disposed of during 2001. The reduction in negative goodwill amortization was partially offset by an increase in other non-operating income of Ch$3,454 million, mainly composed of the reversal of a loss contingency provision made in connection with the purchase from SBC of its interest in VTR, a subsidiary of Quinenco, in 1999.

      2001 compared to 2000

      Other non-operating income was Ch$11,279 million in 2001, compared to Ch$6,936 million in 2000, an increase of 62.6%. The increase in 2001 is mainly explained by the negative goodwill amortization of Ch$7,809 million associated with the original Entel share purchases sold during 2001, partially offset by lower miscellaneous income.

INTEREST EXPENSE

      2002 Compared to 2001

      Interest expense was Ch$50,727 million in 2002, a 16.5% decrease from the Ch$60,779 million reported in 2001. The decrease in interest expense is explained by lower prevailing interest rates during the twelve-month period. Quinenco's consolidated interest expense in 2002 is principally composed of interest expense incurred by Quinenco and intermediate holding companies (45.3%), Madeco (37.6%), Lucchetti (9.7%), Telsur (6.4%) and others (1.0%).

      2001 Compared to 2000

      Interest expense was Ch$60,779 million in 2001, a 54.9% increase from the Ch$39,242 million reported in 2000. The increase in interest expense is associated with the indebtedness incurred in relation to the Banco de Chile acquisition in early 2001, and, to a lesser extent, an increase in interest expense at Madeco. Quinenco's consolidated interest expense in 2001 is principally composed of interest expense incurred by Quinenco and intermediate holding companies (42.2%), Madeco (36.0%), Lucchetti (15.7%), Telsur (5.0%) and others (1.1%).

      Madeco's increase in interest expense reported in 2001 is related to higher average interest rates on bank obligations during the period.

NON - OPERATING EXPENSES

                                                                                      2000           2001           2002
                                                                                      ----           ----           ----
                                                                                         (in millions of constant Ch$)
Proportional share of net loss of equity method investments:
      Habitaria (1) .......................................................            497             --             --
      Others ..............................................................            485            140            493
                                                                                    ------         ------         ------
      Total proportional share of net loss of equity method investments ...            982            140            493
Other non-operating expenses ..............................................         35,157         71,739         85,195
                                                                                    ------         ------         ------
Total non-operating expenses ..............................................         36,139         71,879         85,688
                                                                                    ======         ======         ======

----------
(1) Quinenco's proportional share of net income corresponding to its interest in Habitaria amounted to Ch$215 million in 2001 and Ch$449 million in 2002. For a discussion of Habitaria's results in 2002 compared to 2001 and 2001 compared to 2000, see "- Non-operating income - Proportional share of net income - main equity investments" in this section.

      2002 Compared to 2001

      In 2002, non-operating expenses were Ch$85,688 million compared to Ch$71,879 million in 2001, an increase of 19.2%. The increase in non-operating expenses was mainly attributable to a significant increase in Lucchetti's non-operating expenses which included loss provisions of Ch$30,678 million related to the forced closure of its Peruvian operations. The increase in non-operating expenses was partially offset by a reduction in Madeco's non-operating expenses and a decrease in goodwill expense at the Quinenco corporate level.

      2001 Compared to 2000

      In 2001, non-operating expenses were Ch$71,879 million compared to Ch$36,139 million in 2000, an increase of 98.9%. The increase in non-operating expenses was mainly attributable to a significant increase in Madeco's non-operating expenses incurred in connection with the restructuring of its Argentine and Brazilian operations, as well as higher goodwill expense reported during the period related to the Banco de Chile acquisition in early 2001. The increase in non-operating expenses was partially offset by a reduction in Lucchetti's non-operating expenses.

PROPORTIONAL SHARE OF NET LOSS OF EQUITY METHOD INVESTMENTS

      2002 compared to 2001

      The proportional share of net loss of equity method investments was Ch$493 million in 2002, compared to Ch$140 million in 2001.

      2001 compared to 2000

      The proportional share of net loss of equity method investments was Ch$140 million in 2001, compared to Ch$982 million in 2000.

OTHER NON - OPERATING EXPENSES

      2002 compared to 2001

      In 2002, other non-operating expenses were Ch$85,195 million, compared to Ch$71,739 million in 2001, an increase of 18.8%. The increase in other non-operating expenses was mainly due to an increase in other non-operating expenses at Lucchetti. The increase in other non-operating expenses was partially offset by a reduction of other non-operating expenses at Madeco and a decrease in goodwill amortization expense at the Quinenco corporate level.

      Lucchetti's other non-operating expenses amounted to Ch$34,657 million in 2002, compared to Ch$5,698 million in 2001. In 2002, in accordance with local accounting principles, Lucchetti made charges to 2002 results of Ch$30,678 million in connection with its plant closure.

      Madeco's other non-operating expenses amounted to Ch$20,011 million in 2002, compared to Ch$31,325 million in 2001. In 2001, Madeco reported significant non-recurring charges, including severance payments, restructuring costs, provisions for accounts receivable and write-offs of fixed assets in Argentina. In 2002, other non-operating expenses consisted mainly of charges for obsolescence of inventories and supplies, severance pay and provisions for accounts receivable as well as additional asset write-downs in Argentina.

      Goodwill expense amortization, included with other non-operating expenses, amounted to Ch$20,532 million in 2002, compared to Ch$28,231 million in 2001. The decrease of 27.3% is explained by the reduction in goodwill amortization associated with purchases of shares of Entel, which were disposed of in 2001.

      2001 compared to 2000

      In 2001, other non-operating expenses were Ch$71,739 million, compared to Ch$35,157 million in 2000, an increase of 104%. The increase in other non-operating expenses was mainly due to an increase in other non-operating expenses at Madeco and an increase in goodwill expense at the Quinenco corporate level. The increase in other non-operating expenses was partially offset by a reduction of other non-operating expenses at Lucchetti.

      Madeco's other non-operating expenses amounted to Ch$31,325 million in 2001, compared to Ch$7,616 million in 2000. In 2001, Madeco restructured its Brazilian and Argentine subsidiaries, which resulted in significant non-recurring charges in the period, including severance payments, restructuring costs, provisions for accounts receivable and write-offs of fixed assets.

      With respect to its Argentine operations, Madeco shut down its plant facilities in the last quarter of the year due to the economic crisis and currency devaluation in that country which impeded Madeco from further developing its businesses. As a consequence, Madeco made charges to income which amounted to Ch$12,834 million in 2001 in connection with the write-down of assets of its Argentine operations and Ch$5,661 million related to restructuring and other non-recurring expenses in that country. Also included in other non-operating expenses was a provision for Ch$3,924 million, mostly made in connection with the settlement of a decade long labor lawsuit.

      Lucchetti's other non-operating expenses decreased by Ch$5,348 million to Ch$5,698 million, mainly because other non-operating expenses in 2000 included a provision of Ch$7,543 million made in connection with the expected loss on the sale of the Argentine subsidiary, divested during 2001.

      Goodwill expense, included with other non-operating expenses, amounted to Ch$28,231 million in 2001, compared to Ch$12,437 million in 2000. The increase of 127.0% is explained by goodwill expense associated with the Banco de Chile acquisition in March of 2001.

PRICE - LEVEL RESTATEMENT

      2002 Compared to 2001

      Price-level restatement losses amounted to Ch$8,896 million in 2002, compared to price-level restatement losses of Ch$10,951 million in 2001, a decrease of 18.8%. In 2002, the net credit to income to adjust for the change in purchasing power of the Chilean peso on the Company's net non-monetary asset position and income and expense accounts amounted to Ch$5,023 million, compared to a net charge to income of Ch$3,896 million in 2001. Exchange rate translation losses, also included with price-level restatement, increased from Ch$7,055 million in 2001 to Ch$13,919 million in 2002. Exchange rate translation losses mostly corresponded to Madeco's businesses and reflect the devaluation of the Chilean peso, Brazilian real and the Argentine peso vis-a-vis the United States dollar in 2002.

      2001 Compared to 2000

      Price-level restatement losses amounted to Ch$10,951 million in 2001, compared to price-level restatement losses of Ch$6,343 million in 2000. In 2001, the net charge to income to adjust for the change in purchasing power of the Chilean peso on the Company's net non-monetary liability position and income and expense accounts amounted to Ch$3,896 million, compared to Ch$4,755 million in 2000. Also included with price-level restatement is a charge to income in 2001 of Ch$7,055 million for exchange rate translation losses, most of which corresponded to Madeco's businesses and reflect the devaluation of the Chilean peso, Brazilian real and the Argentine peso vis-a-vis the United States dollar in 2001. In 2000, a charge of Ch$1,588 million related to exchange rate translation losses was included with price-level restatement.

NON - OPERATING RESULTS (NET)

      2002 Compared to 2001

      There was a non-operating loss of Ch$106,421 million in 2002, compared to a non-operating loss of Ch$29,407 million in 2001. The main items which contributed to a non-operating loss in 2002 were other non-operating expenses, which included non-recurring charges related to Lucchetti's operations in Peru and for Madeco's operations in Argentina, interest expense and goodwill expense incurred during the period. In 2001, the main items which contributed to a non-operating loss were other non-operating expenses, goodwill expense and interest expense incurred during the period. These expenses were partially offset by a large non-recurring gain resulting from the sale of a portion of the Company's interest in Entel.

      2001 Compared to 2000

      There was a non-operating loss of Ch$29,407 million in 2001, compared to a non-operating loss of Ch$37,358 million in 2000. The main items which contributed to a non-operating loss in 2001 were other non-operating expenses, goodwill expense and interest expense incurred during the period. These expenses were partially offset by a large non-recurring gain resulting from the sale of a portion of the Company's interest in Entel. In 2000, non-operating losses were mostly attributable to interest expense and other non-operating expenses, partially offset by other non-operating income which included a gain on the sale of a portion of Quinenco's interest in Entel.

MINORITY INTEREST

                                                 2000        2001         2002
                                                 ----        ----         ----
                                                 (in millions of constant Ch$)

      Madeco & subsidiaries ............        7,685      23,948       19,845
      Telsur & subsidiaries ............       (2,215)     (2,475)      (1,728)
      Lucchetti & subsidiaries .........        1,381         692        2,347
      Hoteles Carrera ..................          108         101           65
      Other ............................          215         182           (7)
                                               ------      ------       ------
      Total minority interest ..........        7,174      22,448       20,522
                                               ======      ======       ======

      2002 Compared to 2001

      In 2002, minority interest amounted to a credit to income of Ch$20,522 million, compared to a credit to income of Ch$22,448 million in 2001. Madeco and Lucchetti reported a net loss in 2002 which resulted in an add-back to income of the net loss which did not correspond to Quinenco of Ch$19,845 million and Ch$2,347 million, respectively. The deduction from income of Ch$1,728 million corresponding to Telsur and its subsidiaries was related to the portion of Telsur's net income which did not correspond to the Company's interest.

      2001 Compared to 2000

      In 2001, minority interest amounted to a credit to income of Ch$22,448 million, compared to a credit to income of Ch$7,174 million in 2000. Madeco and Lucchetti reported a net loss in 2001 which resulted in an add-back to income of the net loss which did not correspond to Quinenco of Ch$23,948 million and Ch$692 million, respectively. The deduction from income of Ch$2,475 million corresponding to Telsur and its subsidiaries was related to the portion of Telsur's net income which did not correspond to the Company's interest.

      INCOME TAXES

      2002 Compared to 2001

      In 2002, the Company reported a tax credit of Ch$142 million, in connection with tax loss carry-forwards, compared to Ch$4,893 million in 2001. Taxes are imposed separately on each group company. Income is not consolidated for tax purposes.

      2001 Compared to 2000

      In 2001, the Company reported a tax credit of Ch$4,893 million, in connection with tax loss carry-forwards, compared to Ch$7,541 million in 2000. Taxes are imposed separately on each group company. Income is not consolidated for tax purposes.

NET INCOME

      2002 Compared to 2001

      In 2002, the company reported a net loss of Ch$75,480 million, compared to net income of Ch$15,975 million in 2001. The variation is largely explained by a reduction in the net income contribution from the main operating companies of the group, principally Lucchetti, which reported non-recurring charges of Ch$30,678 million in connection with the forced closure of its plant facilities in Peru, in addition to the reduction in the net income contribution from investments in the banking sector and CCU which fell by Ch$11,271 million. The variation in net earnings between 2002 and 2001 is also explained by the absence of extraordinary gains on sale in 2002. In 2001, Quinenco reported a gain on the sale of shares of Entel and the divestment of its stake in Plava Laguna, boosting non-operating results by Ch$52,374 million in that year.

      2001 Compared to 2000

      In 2001, the Company reported net income of Ch$15,975 million, compared to net loss of Ch$5,998 million in 2000. The improvement in net results in 2001 was primarily attributable to a higher proportional share of net income from Quinenco's main investments, namely Banco de Chile, Banco Edwards and CCU, as well as significant non-operating income related to the sale of shares of Entel. These results were partially offset by losses incurred by Madeco.

IMPACT OF INFLATION AND PRICE - LEVEL RESTATEMENT

      As explained in detail in Notes 2(b) and 3 to the Consolidated Financial Statements, the Company is required to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso, thus reflecting by an indirect method the gain or loss resulting from holding or owning monetary assets and liabilities. For all the above balances, the restatement is based on the variation of the official Consumer Price Index ("CPI") of the National Institute of Statistics, with the exception of assets and liabilities in foreign currencies, and inventories, which are adjusted in accordance with their replacement value.

      Chilean companies sometimes finance current assets and fixed assets with short-term and long-term liabilities in foreign currency. Because assets are generally restated using the CPI and liabilities in foreign currencies are restated to closing exchange rates, the price-level restatement line in the income statement is affected by the relationship between local inflation and the U.S. dollar exchange rate of the Chilean peso.

      Because of Chile's past history with inflation, the financial markets have developed a system of borrowing and lending in UFs. Most long-term assets and liabilities in pesos are indexed in UFs, and the adjustment to the closing value is reflected in the price-level adjustment account.

      The restatement of the principal non-monetary assets and liabilities, equity and income and expense accounts and the corresponding effect on the Company's results of operations is set forth in the following table:

                                                                                     Credit (charge)
                                                                                Year Ended December 31,
                                                                       -------------------------------------------
                                                                            2000             2001             2002
                                                                            ----             ----             ----
                                                                              (in millions of constant Ch$)
Property, plant and equipment ...................................      Ch$12,993         Ch$8,630         Ch$8,018
Shareholders' equity accounts ...................................        (31,528)         (20,340)         (20,148)
Other assets and liabilities ....................................         26,000           22,916           29,215
Income and expense accounts in terms of period-end
  constant Chilean pesos ........................................           (466)             (97)             839
Net adjustment of assets and liabilities indexed in UFs .........        (11,754)         (15,005)         (12,901)
Net adjustment of assets and liabilities denominated in
  foreign currency ..............................................         (1,588)          (7,055)         (13,919)
                                                                       ---------       ----------        ---------
Price-level restatement .........................................      Ch$(6,343)      Ch$(10,951)       Ch$(8,896)
                                                                       =========       ==========        =========

WORKING CAPITAL IN FOREIGN CURRENCIES

      The Company's operating results and investments are exposed to fluctuations of foreign currency exchange rates principally as a result of carrying working capital in local currencies. According to Chilean GAAP, the Company's financial statements are expressed in Chilean pesos which result from the consolidation of financial statements of Chilean subsidiaries expressed in Chilean pesos and the translation of the foreign subsidiaries' financial statements expressed in local currencies to Chilean pesos. In 2002, approximately 46% of the Company's consolidated revenues were from sales made outside of Chile and investments in subsidiaries outside of Chile represented approximately 9% of the Company's total investments at December 31, 2002.

      The following table presents the working capital position (net) in local currencies as of December 31, 2002. All amounts are expressed in thousands of Chilean pesos.

                                                                       Other         Argentine      Peruvian      Brazilian
                                     U.S. dollars        Euros       currencies        pesos           sols         reals
                                     ------------        -----       ----------        -----           ----         -----
                                                                (in thousands of constant Ch$)
   Working capital in
   foreign currencies
   (net) .......................     (60,220,988)      703,168      (1,284,030)      1,457,599      2,786,827    18,512,818

      In addition, CCU, an equity-method investment, maintains working capital in foreign currencies. As of December 31, 2002, working capital in foreign currencies (net) was Ch$32,783 million in U.S. dollars (net liabilities), Ch$620 million in Argentine pesos and Ch$4,160 million in other foreign currencies.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. The Company principally operates in five operating segments, Manufacturing, Food and Beverage, Telecommunications, Financial Services and Real estate/hotel administration, each with different critical accounting policies and estimates described below:

      The Company believes that its critical accounting policies in the preparation of its Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management's judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in note 27 of the financial statements. There are also areas in which management's judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 and Note 27 to the consolidated financial statements.

Manufacturing

      Revenue Recognition

      Madeco recognizes revenues when goods are shipped or services are provided, while revenues from telephone line installation contracts are by the percentage of completion method. Madeco measures the percentage of completion based on the relationship between actual costs incurred to total costs estimated to be incurred over the contract duration. Madeco recognizes provisions for anticipated losses on contracts at the time they become known. Because of the use of estimates in its revenue recognition policies, if Madeco used a different estimation method, its revenue line would be higher or lower, depending on the type of estimate used.

      Inventories

      Madeco values raw materials at the lower of restated cost or current replacement cost. Work-in-progress and finished goods are shown at restated cost, which includes related direct and indirect manufacturing expenses. Madeco values projects for installation of telephone cables which are in progress by the percentage of completion method. Inventory costs are reflected in income on the basis of average cost. Madeco's inventory in the balance sheet would be effected had it used a different estimation method.

Food and Beverage

      Allowance for Doubtful Accounts

      The allowance for doubtful accounts is based upon the assessment of probable loss related to overdue accounts receivable. A 100% provision is applied for those customers that are 180 days overdue in the case of CCU and 90 days overdue at Lucchetti.

      Accounting for bottles

      CCU incurs a liability for the deposits on bottles in circulation paid by its customers. Its recorded liability for such deposits is based on an annual inventory of the bottles and cases in the possession of customers along with an independent statistical analysis of the number of deposits that have not been reclaimed.

      Bottles are included in fixed assets and depreciated over the estimate of their useful life. For glass bottles, CCU estimates the useful life to be eight years while for plastic bottles, it estimates the useful life to be four years.

      Inventory

      CCU's inventories of finished and in-process goods, raw materials and supplies are stated at replacement cost, as defined in the Income Tax Law, including solely the cost of raw materials added to the products. The resulting value of inventories does not exceed their estimated net realizable values.

      At December 31, 2002, CCU's subsidiaries Cervecera CCU Chile Ltda., ECUSA S.A., Plasco S.A., and Compania Industrial Cervecera S.A. changed the method used to value its finish products from direct cost including solely raw materials to a method which includes raw materials, labor and overhead costs.

Telecommunications

      Revenue Recognition

Telsur's revenues include income from contract fees and services rendered but not billed at each period end, which have been valued at contracted rates existing at each respective period end.

Financial Services

      Banco de Chile and Banco Edwards prepare their financial statements in accordance with Chilean GAAP and the rules of the SBIF. They are required to make estimates and assumptions in the application of certain rules because they are related to matters that are inherently uncertain. The banks believe that the following are the more critical judgment areas or are those accounting policies that involve a higher degree of complexity and affect the Banks' financial condition and results of operations:

      Allowance for Loan Losses

      Under the regulations of the SBIF, banks must classify their loan portfolio into five categories of payment capability. The minimum amount of required loan loss allowances are determined based on fixed percentages of estimated loan losses assigned to each category.

      Additionally, Chilean banks may also maintain voluntary reserves in excess of the minimum required amount so as to provide additional coverage for potential loan losses. Classification of the Banks' loan portfolio are determined based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, estimated fair value and adequacy of collateral and other pertinent factors.

      Investment securities

      Investment portfolios principally include debt securities purchased in connection with the Banks' balance sheet management activities. These securities are classified at the time of purchase, based on management's intentions, as either trading or permanent.

      The bank's account for financial investments that have a secondary market at fair value with unrealized gains and losses included in other operating income (expenses) for those classified as trading investments, and unrealized gains and losses included in a separate component of shareholders' equity for those classified as permanent, in accordance with the regulations of the SBIF. All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments, as applicable.

      If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed maturity securities, the banks discount the expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, matrix or model pricing may be used to determine an appropriate fair value.

Accounting policies common to all segments and areas of accounting to which a U.S. reader may not be accustomed.

      Accounting for Argentine operations

      Since 1991, the Argentine peso had been pegged to the U.S. dollar at a rate of 1 Argentine peso to 1 U.S. dollar. In early December 2001, restrictions were put in place that prohibited cash withdrawals above a certain amount and foreign money transfers, with certain limited exceptions. While the legal exchange rate remained at 1 peso to 1 U.S. dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts.

      In January 2002, the Argentine government announced its intent to create a dual currency system with an "official" fixed exchange rate of 1.4 pesos to 1 U.S. dollar for import and export transactions, and a "free" floating exchange rate for other transactions. On January 11, 2002, the exchange rate market holiday ended closing new "free" floating exchange rates ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. On February 3, 2002, the Argentine government issued a decree to (1) eliminate the fixed exchange rate of 1 to 1; (2) establish one "free" floating exchange rate for the Argentine peso; and (3) require U.S. dollar-denominated obligations be converted to peso-denominated obligations using mandated conversion rates, depending on the type of obligation. The "free" floating exchange rate was 1.7 Argentine pesos per U.S. Dollar on the day the market opened on February 11, 2002.

      The financial statements of the Company's Argentine operations are remeasured into U.S. dollars under Chilean GAAP in accordance with Technical Bulletin 64 ("BT 64"), which requires remeasurement of financial statements of foreign subsidiaries that operate in countries exposed to significant risks ("unstable" countries), and that are not considered to be an extension of the parent company's operations. The Company has remeasured its Argentine subsidiary financial statements in accordance with SVS Circular No. 81 using the conversion rate of 1.7 Argentine pesos per U.S. Dollar.

      Price-level restatement

      Chilean GAAP requires that financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. The Company's consolidated financial statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities and all equity accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end. The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on monetary assets and liabilities. For comparative purposes, the historical December 31, 2000 and 2001 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2002. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

      The price-level adjusted consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary consolidated financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation. In the financial statements, price level restatement also includes foreign exchange differences.

      Technical Bulletin No. 64

      In October 1998, the Chilean Association of Accountants (Colegio de Contadores de Chile) issued Technical Bulletin No. 64, Accounting for Permanent Foreign Investments. Technical Bulletin No. 64 replaced Technical Bulletin No. 51, which was effective as from January 1, 1996. As required by Chilean GAAP, Technical Bulletin No. 64 has been applied prospectively from January 1, 1998. Technical Bulletin No. 64 differs from the foreign currency translation procedures to which a U.S. investor is accustomed under Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" issued by the Financial Accounting Standards Board. Technical Bulletin No. 64 changes the method used to restate the foreign investments, by first translating foreign currency amounts in respect of foreign subsidiaries and investees to U.S. dollars at historical rates of exchange and then translating the U.S. dollar amounts to Chilean pesos at the period-end rate of exchange. In effect, the foreign investments are adopting the U.S. dollar as their "functional currency", because the Chilean peso is not considered to be a stable currency.

      The application of Technical Bulletin No. 64 results in the comprehensive separation of the effects of inflation in Chile (for financial accounting purposes) from the changes in foreign currency translation, with respect to non-Chilean investments. Under Chilean GAAP, the amount of the net foreign investment as of the opening balance sheet date is price-level restated for the effects of inflation in Chile, thereby increasing net income due to price-level restatement. Changes in the opening balance sheet balance of the net foreign investment due to movements in the Chilean peso to U.S. dollar exchange rates are recorded net of the effects of price-level restatement mentioned above in shareholders' equity under the caption "cumulative translation adjustments." As a result, during periods when the Chilean peso depreciates in excess of inflation in Chile, compared to the U.S. dollar, shareholders' equity would increase. Conversely, during periods in which the Chilean peso appreciates in excess of inflation in Chile, as compared to the U.S. dollar, shareholders' equity would decrease.

      The application of Chilean foreign currency translation standard Technical Bulletin No. 64 with respect to the translation of non-Chilean operations is part of the comprehensive basis of preparing of price-level adjusted financial statements required by Chilean GAAP. The inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, have not been eliminated. The U.S. Securities Exchange Commission has confirmed that they do not object to the view that the adjustments made in respect of investments in unstable countries are part of a comprehensive basis of adjusting for inflation. Accordingly, differences between Technical Bulletin No. 64 and SFAS No. 52 do not need to be eliminated in the reconciliation to US GAAP. If the Company applied SFAS No. 52 instead of Technical Bulletin No. 64, significant differences would result:

      o As the methodology used to determine both the Company's and its subsidiaries functional currencies differs under SFAS No. 52, it is probable that the local currency would be considered the functional currency of the Company's foreign subsidiaries instead of the U.S. dollar.

      o Income statement amounts would be translated using the actual or average exchange rates instead of the closing rates.

      o Gains or losses related to foreign currency denominated assets and liabilities may vary significantly.

      Recoverability of Tangible Assets

      The Company assesses the permanent impairment of tangible assets and investments whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors it considers important which could trigger an impairment review include the following:

      o significant underperformance relative to expected historical or projected future operating results;

      o significant changes in the use of the acquired assets or the strategy for the overall business;

      o     significant negative industry or economic trends.

      When the Company determines that the carrying value of tangible assets and investments may not be recoverable based upon the existence of one or more of the above indicators of impairment, it evaluates the future cash flows to determine if it needs to write down the asset or the investment. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would recognize an impairment loss. The measurement of the impairment loss is based on the fair value of the asset, which is generally determined using a discounted cash flow approach and recent comparable transactions in the market.

      Derivative Contracts

      The Company maintains foreign exchange forward and swap contracts to hedge against the risk of fluctuations in foreign currencies. These contracts are recorded at fair value with losses recognized in earnings. Generally, fair values under Chilean GAAP are estimated using the closing spot exchange rate at the period end, because listed forward market prices between these currencies are not widely-available in the Chilean market, and spot rates are the accepted local standard to estimate fair value. The Company defers and amortizes gains over the period of the contract.

      The Company's estimates of fair value are based on assumptions about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimates. As a result, such fair value amounts are subject to volatility and are dependent on the quality of the assumptions used.

      Income and Deferred Taxes

      In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis. The Company estimates its actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet.

      Prior to January 1, 2000 deferred taxes were not recorded under Chilean GAAP. As a transitional provision, the Company recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to that date. These asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates in effect at the time of reversal. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent it believe that recovery is unlikely, it establishes a valuation allowance. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause the provision for income taxes to vary significantly from period to period.

Changes in Accounting Principles

      Financial Services - Banco de Chile and Banco Edwards

      During 2000 for Banco Edwards and 2001 for Banco de Chile, the banks began to write-off assets received or awarded in lieu of payment, and assets recovered from leasing operations, on a straight-line basis over 18 months if they are not sold within one year. Previously, they were required to write-off completely those assets received in lieu of payment that were not sold within one year.

      Also during 2000 for Banco Edwards and 2001 for Banco de Chile, they modified the accounting treatment of fees and expenses related to the origination of loans, as well as fees for services rendered, to be deferred and recognized in income over the term of the loans to which they relate, and over the period that the services are performed. Previously, these fees and expenses were recognized in income as the fee was received or the expense incurred.

      The Changes in accounting principles described above were made in order to comply with regulations issued by the SBIF.

      For US GAAP purposes, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002, which applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets is not amortized, but must be tested for impairment at least annually. In addition to the transitional impairment test required by the standard, which was performed during 2002 and which did not result in any impairment, the Company must perform the required impairment test annually. The Company is required to apply the new standard prospectively.

US GAAP RECONCILIATION

      The differences between Chilean GAAP and US GAAP as they affected the Company's results for the three years in the period ended December 31, 2002 principally related to accounting for (i) the consolidation of banking operations, (ii) the recognition of goodwill and other purchase accounting adjustments resulting from the step acquisitions of Banco de Chile and Banco Edwards and their subsequent merger and the subsequent amortization of such differences, (iii) investments accounted for by the equity method, (iv) price-level restatement, (v) investment securities, and (vi) deferred income taxes.

      Consolidation of Banking Operations

      Under Chilean GAAP, banking operations are not generally consolidated with non-financial businesses in Chile primarily due to the dissimilarity of both the nature of the businesses and the related accounting policies. However, under US GAAP, all majority-owned subsidiaries, including the Company's banking subsidiaries, must be consolidated. Note 27 to the financial statements presents the effects of consolidating the Company's banking operations under Chilean GAAP.

      The recognition of goodwill and other purchase accounting and merger adjustments

      Under Chilean GAAP, the Company recorded assets acquired and liabilities assumed from the step acquisitions of Banco de Chile and Banco Edwards at their historical carrying values. The excess of the purchase price over carrying values is recorded as goodwill. Under US GAAP, the Company has allocated the purchase price between the fair value of the identifiable assets assumed and identifiable liabilities acquired as of the acquisition date. Any remaining unidentifiable excess amount of the purchase price is recorded as goodwill. Included in the fair value of the assets are identifiable intangible assets, such as the brand name and the value of the banks' long-term customer relationships.

      Investments accounted for by the equity method

      The Company records certain investments using the equity method under both Chilean and US GAAP. Under the equity method, the carrying amount of an investment is initially recorded at cost and is displayed in a separate caption on the balance sheet and income statement of the investor. The carrying value is adjusted to recognize the investor's share of changes in the carrying amount of the investee determined subsequent to the date of investment. The Company's equity participation in the increases or decreases in the carrying value of such investments is generally included in the determination of net income by the investor. However, the Company is required to adjust an investee's Chilean GAAP financial statements to US GAAP in order to determine its equity participation in the net income of the investment under US GAAP. There are significant differences in accounting criteria applied under Chilean GAAP as compared to US GAAP in the Company's equity method investments in CCU and Banco de Chile.

      In CCU, the main US GAAP differences in accounting criteria relate primarily to deferred income taxes, goodwill amortization, employee severance indemnities, the capitalization of interest cost and the effects of US GAAP adjustments in the equity method investment, ECUSA. During the period in which the Company held less than a majority interest in SM Chile and Banco de Chile, which were the years ended December 31, 1999 and 2000 and the three-month period ended March 27, 2001, the primary US GAAP differences relate to the subordinated debt obligation, goodwill amortization, purchase accounting differences, loan loss allowances, deferred income taxes, recognition of interest income, and employee severance indemnities. After March 27, 2001, Quinenco started to consolidate SM Chile and Banco de Chile under US GAAP so they were no longer considered equity method investments.

      Similarly, due to basis differences that exist in the carrying values of investments in other companies that the Company holds, differences exist in the amount of gain or loss that is recorded under US GAAP and Chilean GAAP when the investment is sold.

      Price-level restatement

      Chilean accounting principles require that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, which is described in more detail in note 2(b) to the Company's consolidated financial statements, is based on a model that requires the calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

      Although the cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2002 was only approximately 11.18%, the inclusion of price-level adjustments in the Company's consolidated financial statements is considered appropriate under the prolonged inflationary conditions that have affected the Chilean economy in the past. Therefore, the Company has not eliminated the effect of price-level changes in its reconciliation to US GAAP.

      Investment Securities

      The Company held a 13.7% ownership interest in Entel as of December 31, 2000 and 5.7% interest as of December 31, 2001 and 2002. Under Chilean GAAP, this investment is recorded based on the Company's equity participation in the net income and net equity of Entel. Under US GAAP, these investments would be classified as available-for-sale marketable securities with unrealized gains and losses included in a separate component of shareholders' equity, while realized gains and losses on sale of such investment securities are included in the results from operations.

      Deferred Income Taxes

      On January 1, 2000, the Company began to apply Technical Bulletin No. 60 of the Chilean Association of Accountants concerning deferred taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, in prior years the Company had applied SFAS 109, "Accounting for Income Taxes", whereby income taxes are also recognized using substantially the same asset and liability approach, with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the assets and liabilities based on rates at the time that the temporary differences are expected to reverse.

      Prior to the implementation of Technical Bulletin No. 60, the Company had not recorded deferred income taxes under Chilean GAAP to the extent that the timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature. Because the effects of deferred income taxes are only recognized in the results of operations for temporary differences arising after January 1, 2000, after that date, Chilean GAAP and US GAAP differ primarily due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliation in prior years.

      Investments held in other companies and sales of participations in other companies

      Under Chilean GAAP, the investments held in other companies are reported in the financial statements at the lower of restated cost or market value. Unrealized losses on such investments are reflected in the statements of income.

      Under US GAAP, investments in other companies are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, a separate component of shareholders' equity, net of the deferred income tax effects.

      Due to differences in carrying value in the participations in other companies that the Company holds, when the Company sells such investments, there is a difference in the amount of gain or loss that is recorded under US GAAP and Chilean GAAP.

B. LIQUIDITY AND CAPITAL RESOURCES

General

      As a holding company, the level of Quinenco's income and cash flow and its ability to pay debt service obligations and dividends depends primarily upon the receipt of dividends and distributions from its subsidiaries, equity investments and related companies and, to a certain extent, on the periodic sale of investments. The payment of dividends by such subsidiaries, equity investments and related companies is in certain instances subject to restrictions and is contingent upon their earnings and cash flows.

      Although Quinenco controls many of these companies, Quinenco has in the past and expects in the future to influence the dividend policies of its subsidiaries and affiliates in order to retain resources within such companies where it is deemed necessary or appropriate to further these entities' individual business plans and strategies. In addition, certain of Quinenco's non-consolidated subsidiaries and related companies, and their respective subsidiaries, are operated pursuant to shareholders' agreements that require unanimous consent of the parties thereto to pay dividends beyond the minimum required by law, and in some cases, the parties have agreed not to pay dividends for certain periods.

      In addition to funds used for its own operations, Quinenco's primary use of funds has been oriented to investments in consolidated investments and unconsolidated equity investments. Quinenco believes that its working capital is sufficient to meet its present working capital requirements.

      At December 31, 2002, the Company had cash and cash equivalents totaling Ch$93,087 million on a consolidated basis and Ch$59,979 million on a non-consolidated basis. This compares to Ch$54,501 million on a consolidated basis and Ch$23,977 million on a non-consolidated basis at December 31, 2001 and Ch$139,498 million on a consolidated basis and Ch$21,879 million on a non-consolidated basis at December 31, 2000.

DIVIDEND INCOME

      The following table shows dividends received by Quinenco from its investments in 2000, 2001 and 2002:

                                                                                        Year Ended December 31,
                                                                              ------------------------------------------
                                                                                   2000            2001             2002
                                                                                   ----            ----             ----
  Dividends paid to Quinenco by:                                                      (in millions of constant Ch$)
       VTR (1) ..................................................             Ch$76,119              --               --
       IRSA (2) .................................................                 6,893          13,602            6,621
       LQIF (3) .................................................                    --             505               --
       Banco de Chile(3) ........................................                 2,960              --               --
       Others (4) ...............................................                    11               3               --
                                                                              ---------       ---------          --------
  Total Dividends received by Quinenco ..........................             Ch$85,983       Ch$14,110          Ch$6,621
                                                                              =========       =========          ========

----------
(1) VTR is an intermediate holding company through which Quinenco holds a 73.6% interest in Telsur. In 2000, 2001 and 2002, VTR received a dividend distribution from Telsur which amounted to Ch$4,177 million, Ch$3,627 million and Ch$3,292 million, respectively.

(2) IRSA is a 50%-owned intermediate holding company through which Quinenco holds a 30.8% interest in CCU. IRSA' only activity is its investment in CCU.

(3) LQIF is a wholly-owned subsidiary of Quinenco, formed in August 2000 to invest in companies in the financial services sector. Since December 2000, LQIF has held the Company's interests in Banco de Chile and until its merger with Banco de Chile on January 1, 2002, in Banco Edwards. In 2001, LQIF received a dividend distribution from Banco de Chile and Banco Edwards, which amounted to Ch$4,471 million and Ch$861 million, respectively. In 2002, LQIF received a dividend distribution from Banco de Chile of Ch$21,368 million.

(4) Quinenco's interest in Entel is held through intermediate holding companies. In 2000, 2001 and 2002, the intermediate holding companies received cash dividend distributions which amounted to Ch$1,448 million, Ch$1,160 million and Ch$594 million, respectively.

OPERATING ACTIVITIES

      Consolidated cash flow provided by operating activities was Ch$30,007 million in 2002, compared to cash flow provided by operating activities of Ch$14,128 million in 2001 and cash flow used in operating activities of Ch$1,916 million in 2000.

      Operating Activities - 2002

      In 2002, cash flow provided by operating activities totaled Ch$30,007 million. The main components of cash flow generated by operating activities in 2002 consisted of the net loss of Ch$75,480 million, adjusted by net non-cash items included in the income statement which amounted to Ch$102,160 million, plus cash obtained from a reduction in working capital of Ch$3,327 million.

      Non-cash items add-backs are mainly composed of goodwill amortization
(net) related to the Banco de Chile acquisition, depreciation expense related to Madeco, Telsur and Lucchetti, foreign exchange rate differences primarily related to Madeco's operations, write-offs and provisions primarily associated with Madeco's operations, and the loss provision associated with the closure of Lucchetti's plant in Peru. In addition, cash dividends received from Banco de Chile, CCU and Entel are added back to operating activities and equity participations in the earnings of Banco de Chile, CCU and Entel are deducted in order to adjust cash flow from operations. Other deductions from non-cash items mainly consisted of minority interest associated with Madeco.

      The net decrease in working capital was mainly due to an increase in other liabilities, decreases in accounts and notes receivable, inventories and other assets, the effects of which were partially offset by a decrease in accounts and notes payable.

      Operating Activities - 2001

      In 2001, cash flow provided by operating activities totaled Ch$14,127 million. The main components of cash flow generated by operating activities in 2001 consisted of the net income of Ch$15,975 million, adjusted by net non-cash items included in the income statement which amounted to Ch$9,260 million, less cash used to fund an increase in working capital of Ch$11,106 million. The net increase in working capital was mainly due to an increase in other assets and a decrease in accounts and notes payable, partially offset by a decrease in accounts and notes receivable and inventories.

      Operating Activities - 2000

      In 2000, cash flow used by operating activities totaled Ch$1,916 million. The main components of cash flow used by operating activities in 2000 consisted of the net loss of Ch$5,998 million, adjusted by net non-cash items included in the income statement which amounted to Ch$43,356 million, less cash used to fund an increase in working capital of Ch$39,273 million. The net increase in working capital was mainly due to an increase in accounts and notes receivable, inventories and other assets and a decrease in other current liabilities, partially offset by an increase in accounts and notes payable.

INVESTING ACTIVITIES

      In 2002, consolidated cash flow provided by investing activities was Ch$877 million, compared to cash flow used in investing activities of Ch$37,629 million in 2001 and cash flow used in investing activities of Ch$20,804 million in 2000.

      Investing Activities - 2002

      In 2002, the main components of cash flow provided by investing activities were funds provided by other investing activities (net) of Ch$21,256 million and proceeds from the sale of property, plant and equipment of Ch$2,772 million, partially offset by additions to property, plant and equipment of Ch$22,885 million. Cash flow provided by other investing activities (net) mostly consisted of a receipt of a note receivable at Quinenco for Ch$20,679 million. Cash flow used in investing activities in 2002 was primarily related to additions to plant, property and equipment of Ch$14,056 million at Telsur and Ch$6,401 million at Madeco.

      Investing Activities - 2001

      In 2001, the main components of cash flow provided by investing activities were proceeds from the sale of other investments of Ch$163,193 million, which included proceeds from the sale of shares of Entel for Ch$91,486 million, the sale of Plava Laguna for Ch$19,979 million, the sale of a partial interest in Ficap Optel (subsidiary of Madeco in Brazil) for Ch$12,723 million and the sale of Lucchetti Argentina (subsidiary of Lucchetti in Argentina) for Ch$18,466 million. In addition, proceeds from sales of other investments included Ch$17,143 million corresponding to the liquidation of time deposits held by VTR. Cash flow used in investing activities in 2001 was mostly related to investments in other companies of Ch$162,235 million, which included the investments made in Banco de Chile of Ch$152,396 million and in Ficap Optel (subsidiary of Madeco in Argentina) of Ch$6,743 million. Additions to plant, property and equipment of Ch$32,086 million were mainly composed of fixed asset additions of Telsur for Ch$21,037 million and of Madeco for Ch$8,658 million.

      Investing Activities - 2000

      In 2000, the main components of cash flow provided by investing activities were proceeds from the sale of other investments of Ch$62,657 million, which included proceeds from the sale of shares of Entel for Ch$11,953 million and the liquidation of time deposits held by VTR, which amounted to Ch$45,603 million. Cash flow used in investing activities in 2000 was mostly related to investments in other companies of Ch$56,072 million, which included the investments made in Banco de Chile of Ch$32,241 million, in Entel of Ch$4,383 million and in Plava Laguna of Ch$16,292 million. Additions to plant, property and equipment of Ch$35,008 million were mainly composed of fixed asset additions at Madeco and Telsur.

FINANCING ACTIVITIES

      Telsur, Madeco, Lucchetti, Hoteles Carrera, Banco de Chile, CCU, Entel and Habitaria generally do not rely on each other or on Quinenco for financing except that they may rely on Quinenco when significant new capital or other expenditures are to be made. When intercompany financing is needed, it generally is provided by Quinenco to such companies (or to intermediate holding companies) by means of capital contributions or loans. Quinenco, its intermediate holding companies, subsidiaries and affiliates may periodically borrow from the Company's bank in the ordinary course of business on commercial terms and on an arms' length basis.

      Quinenco believes that it has access to local and international funding such as short-term and long-term bank borrowings, bonds and capital markets in order to fund its investment programs.

      The cash flows of Banco de Chile (which was merged with Banco Edwards on January 1, 2002), CCU, Entel and Habitaria, which are accounted for under the equity method, are not included in the Company's consolidated statements of cash flows.

      In 2002, consolidated cash flow provided by financing activities was Ch$5,130 million, compared to cash flow used in financing activities of Ch$60,540 million in 2001 and cash flow provided by financing activities of Ch$28,372 million in 2000.

      Financing Activities - 2002

      In 2002, the main source of cash flow provided by financing activities was borrowings from banks, which amounted to Ch$140,588 million, mostly corresponding to loans obtained by intermediate holdings companies related to the acquisition of Banco de Chile and the restructuring of Madeco's debt. Other sources of cash flow provided by financing activities included related party financing for Ch$45,468 million. The main uses of cash flow from financing activities corresponded to a decrease in the bank borrowings of intermediate holding companies and Madeco for Ch$160,448 million, dividends paid of Ch$7,911 million and a net decrease in bonds payable totaling Ch$17,271 million, of which Ch$6,753 million corresponded to repayments made by Quinenco and Ch$8,645 million to Telsur.

      Related party financing of Ch$45,468 primarily consisted of a loan made by a financial entity related to Quinenco's controlling shareholder, Andsberg Finance Corporation Ltd. to LQ Inversiones Financieras, a wholly-owned subsidiary of Quinenco. For further information on this transaction, see "Item 7.B. Related Party Transactions".

      Dividend payments, which amounted to Ch$7,911 million in 2002, can mostly be explained by dividend payments made by Quinenco of Ch$6,360 million and by Telsur to minority shareholders of Ch$1,523 million.

      Financing Activities - 2001

      In 2001, the main sources of cash flow provided by financing activities were an increase in net bonds payable of Ch$140,566 million, and capital increases in subsidiaries contributed by minority shareholders of Ch$746 million. In 2001, the main uses of cash flow from financing activities corresponded to a net decrease in bank borrowings of Ch$191,588 million, dividends paid of Ch$1,746 million, a decrease in accounts payable to related companies of Ch$1,087 million and other financing activities (net) of Ch$7,431 million.

      The increase in net bonds payable of Ch$140,566 million on a consolidated basis in 2001 was mainly attributable to bonds issued by Quinenco for Ch$107,308 million, by Madeco for Ch$24,857 million and Telsur for Ch$16,413 million. Madeco and Telsur's bond obligations were partially reduced by payments of Ch$1,431 million and Ch$6,582 million, respectively.

      The net decrease in bank borrowings of Ch$191,588 million was composed of a net decrease in bank borrowings of Quinenco and its intermediate holding companies of Ch$134,117 million, a net decrease in bank borrowings at Madeco of Ch$28,277 million and at Lucchetti of Ch$29,193 million.

      Dividend payments, which amounted to Ch$1,746 million in 2001, can mostly be explained by dividend payments made by Telsur to minority shareholders of Ch$1,415 million.

      Financing Activities - 2000

      In 2000, the main sources of cash flow provided by financing activities were a net increase in bank borrowings on a consolidated basis of Ch$46,272 million, an increase in net bonds payable of Ch$34,297 million, and to a lesser extent, capital increases in subsidiaries contributed by minority shareholders of Ch$3,801 million. In 2000, the main uses of cash flow from financing activities correspond to dividends paid of Ch$54,193 million, a decrease in accounts payable to related companies of Ch$701 million and other financing activities (net) of Ch$2,506 million.

      The net increase in bank borrowings of Ch$46,272 million was mainly composed of a net increase in bank borrowings at VTR of Ch$15,198 million and Quinenco and its intermediate holding companies of Ch$58,107 million, partially offset by a net decrease in bank borrowings at Madeco of Ch$25,926 million and Lucchetti of Ch$1,555 million.

      Dividend payments, which amounted to Ch$54,193 million in 2000, can mostly be explained by dividend payments made by Quinenco to its shareholders which amounted to Ch$52,230 million. The remaining balance consists of dividend payments by subsidiaries to minority shareholders.

      The increase in net bonds payable of Ch$34,297 million on a consolidated basis in 2000, was attributable to bonds issued by Madeco which totaled Ch$38,988 million, partially offset by bond repayments and costs associated with the bond issue of Ch$2,024 million made by Madeco and payments by Telsur of Ch$2,667 million in 2000.

DEBT STRUCTURE

      As of December 31, 2002, approximately 61.7% of the Company's Ch$813,410 million in outstanding liabilities consisted of long-term interest bearing debt. The Company's outstanding long-term bank loans (excluding the current portion of long-term debt of Ch$116,439 million) which totaled Ch$293,983 million in 2002, generally consist of borrowings by Quinenco, Madeco, Lucchetti, Telsur and intermediate holding companies for periods up to five years. Approximately 36.5% of these long-term bank facilities were dollar-denominated with interest rates which averaged 3.5%, 63.4% were Chilean UF-denominated with interest rates which averaged 4.2% and 0.1% were long-term loans denominated in currencies other than the U.S. dollar or the Chilean peso with interest rates averaging 13.2%. The average interest rate of U.S. dollar-denominated debt was 5.5% and the average interest rate of Chilean UF-denominated debt was 6.6% in the year 2001. Additionally, the Company has long-term bond obligations denominated in Chilean UF, which at December 31, 2002 amounted to Ch$199,736 million. The average terms of the bond obligations are between five and twenty-one years. The average interest rate of long term bond obligations was 6.4% in 2002. 15.0% of the Company's bond obligations will mature within the next three years.

      As of December 31, 2002, the Company's outstanding short-term bank loans totaled approximately Ch$107,329 million, which represented 13.2% of the Company's outstanding liabilities. The Company's outstanding short-term bank loans mostly consist of borrowings by Quinenco, Madeco and Lucchetti under unsecured revolving credit facilities provided by Chilean and U.S. commercial banks. At December 31, 2002, the Company had no committed credit lines. Approximately 59.7% of these short-term facilities were dollar-denominated with interest rates which averaged 5.0% and 38.5% were Chilean UF-denominated with interest rates which averaged 5.9%. In 2001 approximately 66.1% of these short-term facilities were dollar-denominated with interest rates which averaged 4.5% in the case of dollar-denominated obligations and 6.5% in the case of UF-denominated obligations.

      The Company's total dollar-denominated liabilities amounted to Ch$261,925 million at December 31, 2002, compared to Ch$161,757 million at December 31, 2001. The Company's total debt to capitalization ratio increased to 51.2% at December 31, 2002 from 47.9% at December 31, 2001.

      At December 31, 2002, the Company's net consolidated dollar-denominated liabilities (e.g. after deducting dollar denominated assets) were Ch$6,417 million, compared to net consolidated dollar-denominated assets of Ch$103,556 million in 2001.

      There is no seasonality with respect to Quinenco's borrowings. For a summary of the maturities of the Company's long-term debt, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

      The Company utilizes foreign exchange forward contracts and swap exchange currency contracts in order to hedge its currency exchange exposure as part of its asset and liability management. Investment contracts (for speculative purposes) are recorded at the closing spot exchange rate and gains and losses are included in earnings as Other non-operating income and expenses. For a summary of Foreign Exchange Rate Exposure, see "Item 11. Foreign Currency Exchange Rate Risk".

FINANCIAL COVENANTS AND OTHER RESTRICTIONS

      The Company is subject to certain financial covenants and restrictions with respect to its existing agreements with the banks party to its credit facilities. The Company believes that it is in compliance with all of the financial covenants and restrictions associated with its credit facilities as of December 31, 2002 except as described below.

      Madeco

      On several occasions in 2002, Madeco had period-end results that did not meet the financial covenant requirements in some of its debt instruments. Specifically, Madeco did not comply with covenants associated with a medium term credit facility, which as of December 31, 2002 amounted to Ch$3,597 million and a medium term credit facility, which amounted to Ch$5,396 million as of the same date. In both cases, Madeco negotiated a waiver with the banks for each of the quarters in which it was not in compliance.

      In addition, during 2002, Madeco did not meet some of the financial covenant requirements of its bond obligations. Considering that Madeco was in the process of negotiating a financial restructuring plan with its principal lenders, bondholders, in an extraordinary meeting held on October 28, 2002, approved a waiver of certain financial covenants associated with the Series A, B and C bonds until March 31, 2003. As a result, Madeco was not in default for non-compliance with respect to its bond obligations at year-end 2002. As of December 31, 2002, Series A, B and C bond obligations amounted to Ch$69,005 million, of which Ch$5,488 million is scheduled for maturity in 2003.

      During 2002, Madeco restructured approximately 40.3% of its total outstanding bank debt, equivalent to approximately US$120 million. The purpose of the restructuring, among other things, was to assure the company's ongoing compliance with all of its debt instruments' financial covenants. On December 18, 2002, Madeco and fourteen of its lenders signed agreements to modify their existing credit agreements by extending credit repayment terms over a seven-year period with a three-year grace period. The balance of the restructured debt was Ch$86,954 million as of December 31, 2002.

      The debt restructuring, among other things, was conditioned upon a minimum capital increase of Ch$49,400 million prior to March 31, 2003, as well as a mandatory prepayment of approximately 30% of the outstanding bank loans associated with the restructured debt. Madeco received total cash proceeds of Ch$51,314 million from the capital increase, Ch$49,400 million of which was subscribed and paid by Quinenco. On March 4, 2003, Madeco paid Ch$28,847 million to the banks party to the credit agreements signed on December 18, 2002. The balance of the restructured debt was approximately Ch$63,148 million as of March 31, 2003.

      Following the close of the pre-emptive rights offering period of the capital increase, Madeco initiated a bond capitalization process that concluded on March 31, 2003. Series A and Series C bondholders capitalized shares for an amount equivalent to Ch$3,717 million. Madeco used proceeds from the capital increase to redeem a portion of the remaining outstanding Series A and C bonds for Ch$3,717 million. The balance of the bond obligations as of March 31, 2003 was Ch$61,908 million.

      As a result of the capital increase, Madeco's subscribed and paid-in capital increased from Ch$125,657 million as of December 31, 2002 to Ch$181,317 million as of March 31, 2003. Of the total cash proceeds of Ch$51,314 million from the capital increase, bank debt and bond obligations were reduced by 13.1% to Ch$187,572 million as of March 31, 2003. As of result of the capital increase and debt restructuring, Madeco believes its capital structure has been significantly fortified, and while there can be no assurance, it is expected that the company will be able to comply with its current financial covenants.

      As of March 31, 2003, Madeco and its subsidiaries maintained bank credit facilities with approximately 20 banking institutions, both in Chile and abroad. As of the same date, Madeco had short-term bank and bond obligations totaling Ch$56,422 million and Ch$5,201 million, respectively and long-term bank and bond obligations of Ch$69,241 million and Ch$56,707 million, respectively. Short-term obligations do not require compliance with specific financial covenants. Long-term obligations are generally subject to financial covenants compliance.

      During 2002, Madeco's subsidiary, Armat S.A. did not comply with several of the financial covenants associated with a US$4 million bank credit granted by Scotiabank. Specifically, Armat did not comply with two minimum cash flow covenants. Armat obtained a waiver with Scotiabank for the non-compliance as of December 31, 2002.

      Lucchetti

      As of December 31, 2002, Lucchetti's bank debt amounted to Ch$49,110 million. Of the total amount, approximately 76% or Ch$37,134 million corresponds to its seven-year syndicated bank facility maturing in 2008.

      As a result of the closure of Lucchetti's plant installations in Peru in early January 2003, Lucchetti made extraordinary charges in connection with the plant closure to its 2002 results of Ch$30,678 million, which included a charge for Ch$29,812 million, equivalent to 100% of its equity investment in the Peruvian subsidiary. The impact of the charges was a reduction in Lucchetti's net worth, which decreased from Ch$48,537 million as of year-end 2001 to Ch$16,189 million as of year-end 2002. As a consequence, at year-end 2002, Lucchetti was not in compliance with certain of its financial covenants related to its syndicated bank loan, including a maximum leverage level (measured as total liabilities to total net worth) of 1.5:1. As of December 31, 2002, due to the non-recurring loss associated with the cessation of its activities in Peru, this measurement was 3.7:1. Lucchetti obtained a waiver for its period-ended December 31, 2002 non-compliance from the banks party to the syndicated bank facility.

      On May 15, 2003, Lucchetti and the banks party to the bank facility modified the loan agreement to allow for a maximum leverage level of 3.9:1 as of June 30, 2003, 3.2:1 as of December 31, 2003, and a gradual decrease to a maximum level of 1.5:1 in 2007. With this modification, Lucchetti believes it will comply with the facility's covenants for the period ended June 30, 2003.

      Lucchetti is analyzing various alternatives that would allow it to reduce indebtedness, such as the sale of non-core assets and the securitization of a portion of its accounts receivable, among other alternatives. Lucchetti believes that it will be able to timely reduce its indebtedness sufficient to meet the facility's financial covenants in future periods. However, there can be no assurance that Lucchetti will be able to do so.

      In accordance with Chilean GAAP and instructions from the SVS, Lucchetti did not consolidate its Peruvian subsidiary in its balance sheet as of December 31, 2002. At year-end 2002, Lucchetti Peru had outstanding liabilities of Ch$19,172 million, including a US$11.6 million leasing obligation, to which Lucchetti Chile is a co-debtor. The obligation under this instrument is required to be repaid in five remaining installments between July 2003 and July 2005.

      Lucchetti is currently in the process of further renegotiating the terms of this leasing obligation, having received a postponement of the payment originally due January 2003. Lucchetti believes that the value of the assets of Lucchetti Peru exceeds Lucchetti Peru's total liabilities, and is therefore attempting to reschedule future payments until after the sale of the Lucchetti Peru assets. While Lucchetti expects to be able to postpone payments until such time as Lucchetti Peru's assets are sold, there can be no assurance that Lucchetti will be successful in postponing payments, that it will timely sell sufficient of Lucchetti Peru's assets, nor that such assets will be sold for the value Lucchetti management currently anticipates. If Lucchetti is unable to successfully renegotiate its leasing obligation, nonpayment of any installment would materially adversely affect the financial condition of Lucchetti Chile as co-debtor for this obligation, although it would not be expected to materially adversely affect the financial condition of Quinenco.

CAPITAL EXPENDITURES AND OTHER INVESTMENTS

      The following table sets forth the capital expenditures and other investments made by each of the Company's principal businesses for the years ended December 31, 2000, 2001 and 2002:

Capital Expenditures and Other Investments                                 2000                2001               2002
                                                                           ----                ----               ----
                                                                                (in millions of constant Ch$)
Quinenco and Consolidated Subsidiaries
Madeco (Manufacturing) .....................................          Ch$16,738           Ch$15,402           Ch$6,401
Telsur (Telecommunications) ................................             15,372              21,336             14,361
Lucchetti (Food and Beverage) ..............................              2,200               1,803              1,801
Hoteles Carrera (Real Estate and Hotel Administration) .....                411                 295                143
Quinenco and others ........................................             56,358             155,485                784
                                                                      ---------          ----------          ---------
Total ......................................................          Ch$91,079          Ch$194,321          Ch$23,490
                                                                      ---------          ----------          ---------
Main Equity Investments (1)
CCU (Food and Beverage) ....................................             65,579              38,361             34,595
Banco de Chile (Financial Services) ........................              6,189              11,370             12,645
Banco Edwards (Financial Services) (2) .....................             18,773               6,929                 --
                                                                      ---------           ---------          ---------
Total ......................................................          Ch$90,541           Ch$56,660          Ch$47,240
                                                                      =========           =========          =========

----------
(1) Represents Quinenco's main equity investments, all of which are either controlled directly by Quinenco or indirectly by Quinenco in conjunction with strategic partners.

(2)   Banco Edwards was merged with Banco de Chile on January 1, 2002.

EXPANSION PLANS; FUTURE CAPITAL EXPENDITURES

      The following table sets forth the total capital expenditures currently planned to be made by the Company and its principal businesses for the years ending December 31, 2003, 2004 and 2005:

Planned Capital Expenditures 2003 - 2005                               2003           2004            2005
                                                                       ----           ----            ----
                                                                         (in millions of constant Ch$)
Quinenco and Consolidated Subsidiaries
Madeco (Manufacturing) .....................................       Ch$2,509       Ch$2,735        Ch$2,735
Telsur (Telecommunications) ................................          4,315         11,769          11,841
Lucchetti (Food and Beverage) ..............................          1,500          1,500           1,500
Hoteles Carrera (Real Estate/Hotel Administration) .........             98            100             101
Quinenco and others (1) ....................................             --             --              --
                                                                  ---------      ---------       ---------
Total ......................................................       Ch$8,422      Ch$16,104       Ch$16,177
                                                                  =========      =========       =========
Main Equity Investments
CCU (Food and Beverage) ....................................      Ch$25,362      Ch$45,454       Ch$34,693
Banco de Chile (Financial Services) ........................         25,290         46,430          21,490
                                                                  ---------      ---------       ---------
Total ......................................................      Ch$50,652      Ch$91,884       Ch$56,183
                                                                  =========      =========       =========

(1) Capital expenditures for Quinenco and other intermediate holding companies for the years 2003-2005 do not include future acquisitions. Historically, capital expenditures used for acquisitions have been significant, though they may vary.

      Quinenco, its subsidiaries and equity investments review their capital expenditures program periodically and changes are made as needed and appropriate. Accordingly, there can be no assurance that the Company will make the capital expenditures described herein. The actual amount of future capital expenditures, which could vary significantly from those planned, will depend on a variety of factors, many of which are beyond the Company's control.

      If necessary, Quinenco intends to provide or actively participate in obtaining financing (whether equity, debt or a combination thereof) to support the planned future capital expenditures and expansion of its principal businesses. The amounts and terms of any such debt or equity financing from Quinenco will depend, among other things, on the terms and conditions of financing available to its businesses from third parties and international capital markets, as well as Quinenco's strategy to maintain control of its businesses. In addition, Quinenco may participate in the planned capital increases of its principal businesses, depending on the terms, timing, and other investment considerations relevant to Quinenco.

      Quinenco. Capital expenditures in 2003 through 2005 do not include further acquisitions that could be made by Quinenco or its intermediate holding companies as these amounts are not readily estimated and depend on many factors outside of the Company's control.

      Banco de Chile. Capital expenditures planned for the period 2003-2005 are related to investment in technology, including an upgrade of the core technology system. In addition, Banco de Chile plans to improve its existing branch network infrastructure. Capital expenditures for the three year period, which amount to Ch$93,210 million, will be financed with internally generated funds.

      CCU. CCU plans to make an aggregate of approximately Ch$105,509 million in capital expenditures over the 2003-2005 period, mainly to adapt, update and increase production capacity, install new bottling lines, enhance environmental protection, optimize its distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth. Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets. CCU expects to fund its capital expenditures through a combination of internally generated funds and long term indebtedness.

      Lucchetti. Lucchetti's capital expenditure budget for the years 2003, 2004 and 2005, which is estimated to total Ch$4,500 million, mainly includes maintenance expenditures in Lucchetti's manufacturing facilities in Chile.

      Telsur. All of Telsur's capital expenditures planned for 2003, 2004 and 2005 relate to the expansion of its telephony business based in the south of Chile. Telsur plans to continue investing in its geographic expansion, mainly in the city of Concepcion in Region VIII of southern Chile. This includes expansion of telephone lines, transmission equipment, infrastructure and buildings. In addition, Telsur will expand its wide band Internet related services and will dedicate resources to further develop telephone-based security services. Telsur expects to finance its capital expenditures through internally generated funds, supplier financing and external financing.

      Madeco. Madeco's capital expenditures for the years 2003 to 2005 are estimated to total Ch$7,979 million. Capital expenditures for the three year period related to the company's wire and cable business unit are expected to be Ch$4,414 million, the brass mills business unit, Ch$1,516 million, the flexible packaging business unit, Ch$1,667 million and the aluminum profiles business unit, Ch$383 million. The planned capital expenditures are to maintain and upgrade production facilities and machinery and equipment used in the productive processes.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      The Company does not own patents, licenses to technology, copyright or other intellectual property, nor is it involved in any research and development. In addition, the Company has not spent any money on research and development during the three year period immediately preceding the date of this annual report.

D. TREND INFORMATION

      Since 2001, Quinenco has held a controlling interest in Banco de Chile. As of December 31, 2002, investments in the Financial Services Sector represented approximately 67% of Quinenco's total investments and 59% of total assets at the corporate level. Due to the importance of Quinenco's investments in the financial services sector, the level of future revenue and income will depend, to a large extent, on the results from this sector.

      The share acquisition involved significant cash outlays during 2001, which amounted to Ch$340,340 million (historic value) in 2001 and was financed with debt. Although the initial debt incurred in connection with acquisition has been partially reduced through sales of non-strategic assets, dividend income and other resources, the Company will continue to incur interest expense associated with the remaining debt until the debt level is reduced, either by payments at scheduled amortization dates or through the sale of non-strategic assets.

      In connection with the acquisition of Banco de Chile, goodwill amounted to Ch$247,779 million (historic value). The goodwill is being amortized over a period of 20 years, in accordance with Chilean GAAP and the related expense will represent a charge to income in future periods.

      Banco de Chile

      The Chilean banking industry has become increasingly competitive in recent years which has led to, among other things, increased consolidation in the industry and reduction of margins. Limited barriers to entry, as a consequence of higher flexibility in the regulatory framework in the Chilean financial system, and continued consolidation of the Chilean banking industry have intensified this competition. Banco de Chile expects the trend in increased competition to continue and result in further efficiency pressures as well as the formation of new large financial groups. The continued consolidation may materially and adversely affect Banco de Chile's financial condition and results of operations.

      Madeco

      At the beginning of 2002, Madeco closed its operations in Argentina as a consequence of the economic deterioration and currency devaluation in that country. In 2001, Madeco had 19.2% of its consolidated assets in Argentina and derived 14.7% of its revenue from Argentine operations.

      Currently, Madeco's subsidiary, Decker-Indelqui, maintains a minimal staff in its Argentine facilities, primarily to sell products imported from certain of Madeco's Brazilian and Chilean facilities and to ensure the security and maintenance of Decker-Indelqui's Argentine facilities. Madeco expects to reopen certain of the Brass Mills operations during 2003. Madeco has stated that it intends to reopen certain of its other Argentine operations as economic conditions improve in Argentina, although there can be no assurance when or if these operations will be reopened.

      Further, Madeco and its joint venture partner, Corning, have minimized the operations of their Argentine optical fiber joint venture, Optel. Madeco cannot assure regarding any future Argentine operations of Optel. See "Item 8. Financial Information - Legal Proceedings - Madeco".

      Madeco has recently undergone a debt restructuring process and a capital increase. Proceeds obtained from the capital increase were used to reduce indebtedness, resulting in a significant improvement in the company's capital structure. In addition, Madeco has taken measures to improve the profitability of its production and commercial operations in its main markets, including a change in the company's management. The company believes that these steps will improve its results from operations, however, to date Madeco's results continue to be affected by a reduction in the investment levels in the main markets in which it operates, particularly Brazil, and at this time it cannot be determined when a recovery of its main markets may occur.

      Lucchetti

      Lucchetti's operations in Peru were halted in January of 2003 following the revocation of Lucchetti's operating license and an order by the Municipality of Chorrillos to shut down the plant's productive activities for alleged environmental violations. Lucchetti believes that it was operating its plant in Peru legally and that the allegations made by the Peruvian authorities are not supported by Peru's environmental regulatory authority which certified that Lucchetti was in compliance with local standards. Lucchetti is seeking damages under an existing treaty between Peru and Chile, which establishes that unsettled conflicts are subject to arbitration under the International Center for Settlement of Investment Disputes (ICSID) in Washington D.C. On March 26, 2003, Lucchetti was notified that the case had been registered for the establishment of the arbitral tribunal by ICSID. At present, neither the timing nor the outcome of the arbitration can be determined.

      For the year ended December 31, 2002, Lucchetti derived Ch$18,793 million or 22.4% of its consolidated revenue from Peruvian operations. Cash flow from the Peruvian operations for the year 2002 amounted to Ch$302 million, representing 4.2% of total consolidated cash flow from operations. The closure of the plant installments resulted in charges against 2002 results of Ch$30,678 million, materially adversely affecting Lucchetti's results from operations and financial condition for the year ended December 31, 2002.

      Due to the permanent impairment of its operations in Peru and in accordance with Chilean GAAP and instructions from the SVS, Lucchetti did not consolidate with its Peruvian subsidiary as of December 31, 2002. Therefore, Lucchetti's consolidated financial statements do not reflect the liabilities associated with the Peruvian operations of Ch$19,172 million of which Lucchetti in Chile is jointly and severally liable for US$11.6 million.

      Lucchetti is at present in the process of liquidating its assets in Peru and it is expected that proceeds from the sale of assets will be sufficient to meet Lucchetti Peru's bank, leasing and other obligations. However, there can be no assurance that the timing of the sale of the Peruvian assets will coincide with scheduled debt repayments associated with Lucchetti Peru's debt or that the sales proceeds will be sufficient to settle its obligations in Peru which could result in further deterioration of Lucchetti's financial condition.

      CCU

      CCU's Argentine subsidiary was affected and continues to be affected by the Argentine economic crisis, registering losses of Ch$2,953 million in connection with the currency devaluation in 2002. CCU's subsidiary, Finca La Celia, a wine producer in Argentina, also experienced a loss associated with the crisis of Ch$987 million in 2002 (not consolidated with CCU in 2002 as it was in the start-up phase). The current economic crisis has resulted in a significant reduction in the demand for goods and services in Argentina during 2002. Although CCU Argentina's beer sales volume increased by 6.1% in 2002, its revenues decreased by 54.5% to Ch$24,881 million in 2002. CCU's investment and presence in Argentina is consistent with its long-term strategy to further develop markets for its products. However, there can be no assurance when the Argentine economy will experience the growth levels achieved prior to the current crisis or that it will recover in the near to medium term.

      In addition, CCU's beer brands in Chile may face increased competition from other alcoholic beverages such as wine and spirits, as well as from non-alcoholic beverages such as soft drinks. Beer consumption in Chile historically has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. However, this correlation has not been observed clearly in the past four years due to the low level of wine consumption and factors like higher wine quality and awareness of the positive effects of moderate wine consumption on health. Similarly, as the price of soft drinks has decreased relative to the price of beer over the past few years, due to lower packaging costs and the introduction of larger packaging formats, growth in beer consumption has slowed.

      CCU estimates that the total beer market in Chile increased approximately 0.3% in terms of volume sold during 2002 as compared to 2001. Consumption has stagnated since 1998 when the country began to feel the effects of the slowdown in the Chilean economy which has resulted in higher unemployment levels and a reduction in consumer spending. Although the economy has experienced some signs of recovery since the second half of 2000, the level of beer consumption has remained flat as a consequence of a lower level of consumer demand in Chile.

      On May 21, 2002, the President of Chile announced a possible increase in excise taxes, including taxes on alcoholic beverages, tobacco and diesel fuel, to finance a new health program. As beer and wine taxes have not gone up since 1971, this initiative caused distress in the political and business sectors in Chile. On June 26, 2002 several related excise tax proposals were sent to the Congress including additional hikes in gambling and value added taxes. Further, on June 11, 2003, the President of Chile sent a new proposal to Congress in order to increase tobacco, diesel fuel, alcoholic beverages and value added taxes. On June 18, 2003, the Chamber of Deputies approved an increase in the above mentioned taxes except for alcoholic beverages. The proposal must now be discussed in the Senate, presumably during July. The government announced its intention to insist on an increase in alcoholic beverage excise taxes. An increase in beer and wine taxes could have a material adverse effect on CCU's future sales as well as the profitability of its business wine and beer business segments.

      Telsur

      In recent years, the rate of growth of mobile telephony has exceeded that of fixed telephony, and the number mobile subscribers in Chile is now greater than the number of fixed telephony subscribers. This substitution from fixed telephony has tended to diminish Telsur's traditional fixed telephony revenue base. As a consequence, Telsur has attempted to develop new products and services to compensate for the decline in its basic telephony services revenues. Although Telsur has been able to provide new products and services, which in 2002 accounted for approximately 15% of its total revenue, further strong growth of mobile telephony could negatively affect the company's future revenues associated with basic telephony services.

      In addition, certain competitors in the Chilean telecommunications industry continue to expand their operations geographically in order to capture a larger subscriber base. This geographic expansion could lead to higher competition in Telsur's traditional market in Regions X and XI of Chile. Telsur expects the trend in increased competition to continue, which could materially and adversely affect its financial condition and results of operations in the future.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      The following tables summarize the Company's contractual and commercial obligations as of December 31, 2002:

                                                                                                                      More than 5
Contractual Commitments                             Total      Less than 1 year         1-3 years        4-5 years          years
Short term and long term debt                 702,665,192           230,922,155       277,843,674       78,410,807    115,488,556
Capital lease obligations                       9,593,080             1,314,350         2,426,665        1,556,958      4,295,108
Operating leases                                  787,245               750,605            18,822            8,909          8,909
Unconditional purchase obligations                     --                    --                --               --             --
Other short term and long term obligations     67,927,293            60,564,718         1,465,126        2,212,189      3,685,260
                                              -----------------------------------------------------------------------------------
Total contractual cash obligations            780,972,810           293,551,828       281,754,287       82,188,863    123,477,833
                                              ===================================================================================

                                                                                                                      More than 5
Commercial Commitments                              Total      Less than 1 year         1-3 years        4-5 years          years
Lines of credit                                33,224,047            11,020,529        15,370,948        6,832,569             --
Stand by letters of credit                             --                    --                --               --             --
Guarantees                                     10,036,648             5,101,103         4,310,505          625,040             --
Stand by repurchase obligations                        --                    --                --               --             --
Other commercial commitments                           --                    --                --               --             --
                                              -----------------------------------------------------------------------------------
Total commercial commitments                   43,260,695            16,121,632        19,681,453        7,457,609             --
                                              ===================================================================================

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

      Quinenco is managed by its Board of Directors which, in accordance with Quinenco's By-laws, must consist of nine directors who are elected at the Annual General Shareholders' Meeting. The entire Board of Directors is elected every three years. The last election was held on April 30, 2003. The entire board was reelected except for Mr. Philip Adeane who was replaced by Mr. Matko Koljatic. The next election will be held in April 2006. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. Quinenco's Chief Executive Officer is appointed by the Board of Directors. There are regularly scheduled meetings of the Board of Directors at least once a month on dates predetermined by the Board; extraordinary meetings are called by the Chairman of the Board or when requested by an absolute majority of directors.

      The following table sets forth information with regard to Quinenco's directors as of December 31, 2002:

                                                            Year         First
Name                            Position in Quinenco        Born         Elected     Principal Directorships
----                            --------------------        ----         -------     -----------------------
Guillermo Luksic ..........    Chairman of the Board ....   1956         1982        CCU (1)(3)
                                                                                     Telsur (1)(3)
                                                                                     Madeco (1)(3)
                                                                                     Lucchetti (1)
                                                                                     Banco de Chile (1)
Andronico Luksic ..........    Vice Chairman of the         1954         1978        Banco de Chile (1)
                               Board ....................                            Madeco (1)
                                                                                     CCU (1)
                                                                                     Lucchetti (1)
Philip J. Adeane (4) ......    Director .................   1933         1980        Antofagasta plc (2)
                                                                                     Axmin Inc.
                                                                                     Carpathian Gold Ltd.
Hernan Buchi ..............    Director .................   1949         1990        Madeco (1)
                                                                                     Lucchetti (1)(3)
                                                                                     CCU (advisor) (1)
                                                                                     Soquimich S.A.
                                                                                     Falabella S.A.
                                                                                     Pilmaiquen S.A.
                                                                                     P&S S.A.
                                                                                     Alto Palermo (Argentina)
Joaquin Errazuriz .........    Director .................   1953         1984        Hoteles Carrera (1)
                                                                                     JAL Fisheries S.A.
                                                                                     Com. E Ind. Hochschild S.A.
Juan Andres Fontaine ......    Director .................   1954         1997        Banco Santander Chile
                                                                                     Mall Plaza Vespucio S.A.
                                                                                     Mall Plaza Tobalaba S.A.
                                                                                     Mall Plaza La Serena S.A.
                                                                                     Plaza El Trebol S.A.
                                                                                     Plaza Oeste S.A.
                                                                                     Besalco S.A.
Jean Paul Luksic...........    Director .................   1964         1993        Madeco (1)
                                                                                     Antofagasta plc (2)
                                                                                     Antofagasta Minerals S.A. (2)
                                                                                     Antofagasta Railway Co. (2)
                                                                                     Minera Los Pelambres Ltd.(2)(3)
                                                                                     Minera Michilla S.A. (2)(3)
                                                                                     Minera El Tesoro S.A.(2)(3)
Gonzalo Menendez ..........    Director .................   1949         1996        Telsur (1)
                                                                                     Inversiones Vita S.A. (1)
                                                                                     Banco de Chile (1)
                                                                                     SM Chile S.A. (1)
                                                                                     Antofagasta plc (2)
                                                                                     Antofagasta Minerals S.A.(2)
                                                                                     Minera Michilla S.A.(2)
                                                                                     Socofin S.A.
                                                                                     FCAB (2)
                                                                                     Banco Latinoamericano de Exportaciones (3)
                                                                                     Fundacion Andronico Luksic A.(2)
Vladimir Radic ............    Director .................   1933         1981        Hoteles Carrera (1)(3)

----------
(1)   Subsidiary or affiliate of Quinenco.

(2)   Company associated with the Luksic Group.

(3)   Chairman of the Board.

(4)   Until April 2003. Mr. Adeane was replaced by Mr. Matko Koljatic.

      Guillermo Luksic, Andronico Luksic and Jean Paul Luksic are brothers. Other than such relationships, there is no family relationship between any director or executive officer and any other director or officer of Quinenco.

      The following table sets forth Quinenco's key executive officers as of December 31, 2002, their positions and years of service with Quinenco and with the Luksic Group:

                                                                               Years with      Years with
Name of Executive Officer               Position                                Quinenco      Luksic Group
-------------------------               --------                                --------      ------------
Francisco Perez Mackenna ..........     Chief Executive Officer                     5             12
Luis Fernando Antunez .............     Chief Financial Officer                     6             16
Manuel Jose Noguera ...............     Chief Legal Counsel                         4             28
Felipe Joannon ....................     Business Development Manager                4              4
Luis Hernan Paul ..................     Strategy and Performance Appraisal          4              4
Sergio Cavagnaro ..................     Human Resources                             5             17

      Francisco Perez Mackenna,(age 45) Francisco Perez Mackenna has served as Chief Executive Officer of the Company since 1998. He is also a Director of many Quinenco group companies, including CCU, Banco de Chile, Inversiones y Rentas, LQIF, Hoteles Carrera, ECUSA, Vina San Pedro, CCU Argentina and Karlovacka Pivovara (Croatia). Prior to joining Quinenco, between 1991 and 1998, Mr. Perez Mackenna was General Manager and CEO of CCU. Prior to his experience with the Luksic Group, he worked in key positions at Bankers Trust and Citicorp Chile. Mr. Perez attended the Catholic University of Chile, majoring in Business Administration. He holds a postgraduate degree (MBA) from the University of Chicago.

      Luis Fernando Antunez Bories,(47) Luis Fernando Antunez has served as Chief Financial Officer of Quinenco since 1996. In addition, he is General Manager of Quinenco's wholly-owned subsidiary, LQIF. Prior to joining Quinenco, between 1985 and 1996, Mr. Antunez was CFO of CCU. Prior to his experience with the Luksic Group, he worked in COPEC as a financial analyst. Mr. Antunez attended the Catholic University of Chile, majoring in Industrial Engineering. He holds a postgraduate degree (MBA) from Georgia State University.

      Manuel Jose Noguera Eyzaguirre,(53) Manuel Jose Noguera has served as Chief Legal Counsel of Quinenco since 2000. He is also a Director of several Quinenco group companies, including CCU, Inversiones y Rentas and LQIF, and an advisor to the Boards of Madeco and Hoteles Carrera. In his capacity as Chief Legal Counsel, he serves as an advisor to the board of Quinenco. Prior to joining Quinenco, Mr. Noguera developed his career in other Luksic group companies for over 28 years. He is also a partner at the law firm of Morales, Noguera, Valdivieso y Besa. Mr. Noguera received his law degree from the Catholic University of Chile.

      Luis Hernan Paul Fresno,(43) Luis Hernan Paul has served as Manager of Strategy and Performance Appraisal since 1999. He is also currently a member of the Board of several Quinenco companies, including Telsur, Habitaria and LQIF. Other experience includes: advisor to the Ministries of Finance and Economics, Professor at the Business School of the Catholic University and Chief of the Business and Capital Markets Area at Centro de Estudios Publicos (a Chilean think tank). He has also worked as a consultant to the World Bank. Between 1991 and 1998, Mr. Paul was a partner with Fontaine and Paul Consultores. Mr. Paul received a degree in Civil Engineering from the Catholic University of Chile and an MBA from the Massachusetts Institute of Technology.

      Sergio Cavagnaro Santa Maria,(48) Sergio Cavagnaro has served as Human Resources Manager for Quinenco since 2000. Mr. Cavagnaro's experience with the Luksic Group dates back 17 years. During his career with the group, he has served as Chief Executive Officer of VTR Celular S.A., and Chief Executive Officer of VTR Telefonica S.A. He is currently on the boards of Habitaria and VTR. He also serves as CEO of VTR. Mr. Cavagnaro received his degree in Civil Industrial Engineering from the Catholic University of Chile, and he has a postgraduate degree from Adolfo Ibanez University.

      Felipe Joannon Vergara,(43) Felipe Joannon has served as Business Development Manager of Quinenco since 1999. He is also currently a Director of Madeco, Habitaria, Hoteles Carrera, Entel and LQIF. Prior to joining Quinenco, Mr. Joannon was General Manager and CEO of Vina Santa Rita, CFO of Cristalerias Chile and Resident Vice President of the Corporate Finance Area of Citicorp Chile. He has also been a Professor at the Business School of the Catholic University of Chile and Universidad de Los Andes. He received a degree in Economics from the Catholic University of Chile and holds an MBA degree from the Wharton School, University of Pennsylvania.

      The following table shows the Chief Executive Officer and Chief Financial Officer of the principal businesses of the group as of December 31, 2002:

                                                                                                Years with
                                                                                                 Current      Years with
         Name                                    Position                                        Company     Luksic Group
         ----                                    --------                                        -------     ------------
Pablo Granifo .............    Chief Executive Officer of  Banco de Chile                             2             8
Arturo Concha .............    Manager of the Financial Division of  Banco de Chile                  17             2
Arturo Tagle ..............    Manager of the Planning and Research Division of Banco de Chile        8             2
Patricio Jottar ...........    Chief Executive Officer of CCU                                         5             5
Ricardo Reyes .............    Chief Financial Officer of CCU                                         6             6
Fernando Pacheco ..........    Chief Executive Officer of Lucchetti                                  10            10
Eduardo Saez ..............    Chief Financial Officer of Lucchetti                                   8             8
Jorge Atton ...............    Chief Executive Officer of  Telsur                                    19            17
Eduardo Commentz (1) ......    Chief Financial Officer of Telsur                                     19            17
Tiberio Dall'Olio (2) .....    Chief Executive Officer of Madeco                                      1            10
Jorge Tagle (2) ...........    Chief Financial Officer of Madeco                                      1             4
Paulo Rosales .............    Chief Executive Officer of Hoteles Carrera                             2             2
Gloria Vergara ............    Chief Financial Officer of Hoteles Carrera                            14            14
Rafael Valderrabano .......    Chief Executive Officer of Habitaria                                   5             5
Waldo Arce (3) ............    Chief Financial Officer of Habitaria                                   5            14

----------
(1)   Until April 2003.

(2)   Since October 2002.

(3) Until January 2003. Mr. Arce is currently General Manager of Inmobiliaria Norte Verde S.A., a wholly-owned subsidiary of Quinenco.

      Pablo Granifo Lavin,(45) Pablo Granifo was named Chief Executive Officer of Banco de Chile in October 2001, after having served as the Chief Executive Officer of Banco Edwards, since November 2000. Prior to being named Chief Executive Officer, between March and November 2000, Mr. Granifo was Commercial Manager of the bank. Between 1995 and early 2000, he was Commercial and Corporate Manager of Banco Santiago. He is currently a Director of Banchile Administradora General de Fondos S.A., Banchile Asesoria Financiera S.A. and Banchile Factoring S.A. Mr. Granifo is also a member of the executive committee of Banchile Corredores de Seguros Ltda. He holds a degree in Business Administration from the Catholic University of Chile.

      Patricio Jottar Nasrallah,(40) Patricio Jottar has served as Chief Executive Officer of CCU S.A. since 1998. He is also currently a Director of CCU Argentina, ECUSA, Austral and Kunstmann and is Chairman of the Board of Vina San Pedro. Prior to joining CCU, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Catholic University of Chile, and a Masters degree in Economics and Business Administration from IESE, in Barcelona, Spain.

      Fernando Pacheco Novoa, (48) Mr. Fernando Pacheco has served as Chief Executive Officer of Empresas Lucchetti S.A. since 1998. Previously, he was the Finance and Administration Manager of Empresas Lucchetti S.A. Prior to joining Lucchetti, he was Studies and Development Manager at Vidrios Lirquen, Finance Manager of Vina Santa Carolina, Pesquera Eicomar (Pathfinder) and El Tattersal. He received a degree in Business Administration from the Catholic University of Chile.

      Jorge Adolfo Atton Palma,(49) Jorge Atton has served as Chief Executive Officer of Telefonica del Sur S.A. and Telefonica de Coyhaique S.A. since 1998. He is also currently Chairman of the Board of Telefonica del Sur Carrier S.A. During his career with Telsur, he has been Operations Manager and Client Service Manager of Telefonica de Coyhaique. He received his degree in Electronic Engineering, specializing in telecommunications, from the Universidad de Concepcion, and a degree in Electronic Engineering from Universidad Austral de Chile.

      Tiberio Dall'Olio,(66) Tiberio Dall'Olio was named Chief Executive Officer of Madeco S.A. in October of 2002. He has a long career in the cable industry, having served as General Manager and CEO of Teleco Cable Italia (subsidiary of the Siemens Group of companies) between 1991 and 2000. Mr. Dall'Olio was General Manager and CEO of Madeco earlier in his career from 1980 to 1986. He also was General Manager and CEO of the Quinenco group company, CCU between 1986 and 1990. Mr. Dall'Olio holds a degree in law from the Universidad de Padua in Italy.

      Paulo Rosales,(38) Paulo Rosales was named Chief Executive Officer of Hoteles Carrera in early 2001. Mr. Rosales developed his career as General Manager of DCP, The Walt Disney Company, Director of New Business Initiatives for LATAM and Export Manager of Vina Santa Rita. Mr. Rosales holds a degree in Business Administration from the Catholic University of Chile.

      Rafael Valderrabano,(35) Rafael Valderrabano has been Chief Executive Officer of Habitaria since 1998. Prior to this, he was Commercial Manager of Ferrovial Inmobiliaria in Madrid, Spain and General Manager of Ferrovial Inmobiliaria Chile Limitada. Mr. Valderrabano holds a degree in Economics and Business Administration from ICADE and an MBA from IESE, in Spain.

B. Compensation

      Director Compensation

      For the year ended December 31, 2002, compensation paid to each of the Company's Directors in connection with their service on Quinenco and subsidiary boards was the following:

                                                         Total Compensation
                                                         ------------------
                                                   (in millions of constant Ch$)
      Guillermo Luksic ........................              Ch$133
      Andronico Luksic ........................                 121
      Jean Paul Luksic ........................                  12
      Gonzalo Menendez ........................                 237
      Hernan Buchi ............................                  37
      Juan Andres Fontaine ....................                  12
      Joaquin Errazuriz .......................                  17
      Vladimir Radic ..........................                  17
      Philip Adeane ...........................                  11
                                                             ------
         Total ................................              Ch$597
                                                             ======

      Executive Officer Compensation

      For the year ended December 31, 2002, the aggregate amount of compensation paid to officers and key executives of Quinenco, including bonuses, was Ch$2,035 million. For the year ended December 31, 2002 and prior years, Quinenco did not disclose to its shareholders or otherwise make publicly available information as to the compensation of its individual executive officers.

      Each executive officer of the Company receives a fixed monthly salary and benefit package. In addition, the Company may, at its discretion, compensate executive officers with an annual bonus, depending on individual performance and adherence to predefined goals.

      In addition, in accordance with approval granted by the Board of Directors on March 8, 2000, a long-term executive incentive plan was established by the Company in March 2000 for qualified executives. In accordance with this plan, shares of Quinenco and its principal operating companies were purchased by a group of qualified executives and as of December 31, 2002, total shares purchased amounted to 5,479,593 shares of the Company, 243,223 shares of CCU, 31,990,780 shares of Banco de Chile, 548,038 shares of Madeco, 434,607 shares of Telsur and 33,718 shares of Lucchetti. Each executive was offered a predetermined number of shares, approved in each case by the Board of Directors. Financing was provided by the Company through non-interest bearing loans to each executive, the total of which amounted to Ch$4,730 million as of December 31, 2002. The loans, which are expressed in Unidades de Fomento (UF), are repayable in annual installments beginning in 2003 and maturing in 2006. The individual shares are pledged as collateral during the loan period. At each installment date, the pledged shares may be delivered as full payment for such installment or the entire loan. To the extent that the value of the shares exceeds the loan value, the executive will be entitled to the difference as compensation. The first loan installment came due in the first half of 2003 for UF69,210.33. At this time, each of the participating executives determined to deliver shares in full payment for such loan installment or a combination of shares and money in full payment for the loan installment. The terms and conditions of the loans may not be modified and once an installment is paid, the loan may not be renewed.

C. Board Practices

      The current term of office for each director expired in April 2003. At the Annual Shareholders' Meeting held on April 30, 2003, the entire board was reelected for a new term of three years. The Company does not provide for any additional benefits upon termination of the current term of office to the directors of Quinenco or its subsidiaries.

      Audit Committee

      The Chilean Corporations Act was amended effective December 20, 2000. The following is a summary of the main provisions of the amendment. Under the amendment, the boards of directors of corporations whose market capitalization reaches or exceeds UF1.5 million shall designate an audit committee (the "Audit Committee"). If the market capitalization falls below this threshold, the obligation to designate an Audit Committee disappears. However, corporations which do not reach the threshold may voluntarily assume the obligations concerning the Audit Committee, in which case they shall strictly follow the provisions of the amendment.

      The Audit Committee shall have the following powers and duties:

      (1) to examine the independent accountants' reports, the balance sheets, and other financial statements submitted by the corporation's managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;

      (2) to propose to the Board of Directors the independent accountants and the risk rating agencies, which the Board must then propose to the shareholders. Should the Board disagree with the Audit Committee's proposal, the Board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;

      (3) to examine the documentation concerning (i) contracts or agreements in which directors have an interest and (ii) transactions between related or affiliated companies, and to produce a written report on such documentation. A copy of the report shall be delivered to the Chairman of the Board, who shall read it at the Board meeting in which the relevant transaction is presented for approval or rejection;

      (4) to examine the managers' and chief executives' remuneration policies and compensation plans; and

      (5) all other matters contemplated in the company's bylaws or entrusted to the Audit Committee by a shareholders' meeting or the Board of Directors.

      For purposes of the related party transactions mentioned in paragraph (3) above, the following persons are considered by the Securities Market Law and the Chilean Corporation Act to be related to a company:

      (a) any entities within the financial conglomerate to which the company belongs;

      (b) corporate entities that have, with respect to the company, the character of parent company, affiliated company, subsidiary or related company. Parent companies are those that control directly or indirectly more than 50% of the subsidiary's voting stock (or participations, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or officers. Limited partnerships (sociedades en comandita) may likewise be affiliates of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (gestor) thereof. Related companies are those that, without actually controlling the affiliate, own directly or indirectly 10% or more of the affiliate's voting stock (or participations, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of at least one board member or manager;

      (c) persons who are directors, managers, administrators or liquidators of the company, and their spouses or their close relatives (i.e., parents, father/mother in law, sisters, brothers, sisters/brothers in law); and

      (d) any person who, whether acting alone or in agreement with others, may appoint at least one member of the management of the company or controls 10% or more of the capital of the company.

      In addition, the Superintendency of Securities and Insurance may create a presumption that any individual or corporate entity is related with a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

      (i) whether acting alone or in agreement with others, has sufficient voting power to influence the company's management;

      (ii)  creates conflicts of interest in doing business with the company;

      (iii) in the case of a corporate entity, is influenced in its management by the company; or

      (iv) holds an employment position, which affords the person access to non-public information about the company and its business which renders the person capable of influencing the value of the company's securities.

      However, a person shall not be considered to be related to a company by the mere fact of owning up to 5% of the company, or if the person is only an employee of the company without managerial responsibilities.

      The Audit Committee's discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Act provisions relating to board of directors' meetings. The Audit Committee shall inform the Board of Directors about the manner in which it will request information and about its resolutions.

      In addition to the general liabilities imputable to any director, the directors that compose the Audit Committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

      The Audit Committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in that director's favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there is an insufficient number of independent directors. Should there be more than three directors entitled to participate in the Audit Committee, the Board of Directors shall elect the members of the Audit Committee by unanimous vote. Should the Board fail to reach an agreement, the matter shall be decided by drawing. The Company's Audit Committee is composed of Gonzalo Menendez, Vladimir Radic and Joaquin Errazuriz.

      The members of the Audit Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking into consideration the duties that the Audit Committee members shall perform. The remuneration of the members of the Company's Audit Committee was UF10 per session in 2002.

      The shareholders shall determine the budget of the Audit Committee and its advisors, and the Audit Committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the Audit Committee and its expenses, including those of its advisors, shall be included in the annual report and made known to the shareholders. The annual budget of the Company's Audit Committee and its advisors was UF1,000 in 2002.

D. Employees

      The following table sets forth the number of employees of Quinenco and its subsidiaries as of December 31, 2000, 2001 and 2002:

               2002                    Executives        Professional/Technical       Other Personnel          Total
                                       ----------        ----------------------       ---------------          -----
         Quinenco                              12                            17                    10             39
         Banco de Chile                       279                         4,239                 4,137          8,655
         Madeco                                52                           331                 2,405          2,788
         Telsur                                26                           298                   212            536
         Lucchetti                             24                           151                   406            581
         Hoteles Carrera                       10                            25                   242            277
         Other Subsidiaries                    13                            76                    33            122
                                              ---                         -----                 -----         ------
         Total Employees                      416                         5,137                 7,445         12,998
                                              ===                         =====                 =====         ======

               2001                    Executives        Professional/Technical       Other Personnel          Total
                                       ----------        ----------------------       ---------------          -----
         Quinenco                              14                            16                    10             40
         Banco de Chile                       168                         2,975                 1,392          4,535
         Banco Edwards                        122                         1,713                 1,008          2,843
         Madeco                                60                           385                 2,869          3,314
         Telsur                                28                           353                   249            630
         Lucchetti                             17                           148                   793            958
         Hoteles Carrera                        8                            54                   271            333
         Other Subsidiaries                    16                            74                    65            155
                                              ---                         -----                 -----         ------
         Total Employees                      433                         5,718                 6,657         12,808
                                              ===                         =====                 =====         ======

               2000                    Executives        Professional/Technical       Other Personnel         Total
                                       ----------        ----------------------       ---------------          -----
         Quinenco                              15                             9                    14             38
         Banco Edwards                        201                         1,562                 1,176          2,939
         Madeco                                66                           391                 3,492          3,949
         Telsur                                30                           330                   256            616
         Lucchetti                             27                           174                   977          1,178
         Hoteles Carrera                       10                            58                   255            323
         Other Subsidiaries                    11                            54                    85            150
                                              ---                         -----                 -----          -----
         Total Employees                      360                         2,578                 6,255          9,193
                                              ===                         =====                 =====          =====

      In addition, at December 31, 2000, 2001 and 2002, CCU had 4,332, 3,892 and 3,908 employees, respectively. For the same years ended, Habitaria had 59, 83 and 85 employees, respectively. In 2000, Plava Laguna had 812 employees.

      The Company believes its subsidiaries maintain productive relationships with their employees' respective unions and negotiate collective bargaining agreements from time to time. We include specific information regarding labor relationships of CCU, Madeco and Banco Chile below.

      At December 31, 2002, CCU's unionized employees represented approximately 62% of the total permanent workforce. CCU's total workforce of unionized employees, which includes permanent and temporary employees, are subject to collectively negotiated agreements. During 2002, 682 employees renewed their collective contracts, all of them for a period of two years.

      At December 31, 2002, Madeco's unionized employees represented approximately 44% of the total workforce. Madeco's total workforce of unionized employees, which did not include 71 temporary employees who were hired to satisfy specific short-term needs of the company, are subject to collectively negotiated agreements. During 2002, 229 employees in Brazil and 167 employees in Chile renewed their collective contracts for a period of one year and two years, respectively.

      At December 31, 2002, 1,736 (20.1%) of Banco de Chile's employees were unionized. All management positions are held by non-union employees. Banco de Chile is party to four collective bargaining agreements (one of which was assumed as part of the merger with Banco Edwards) covering the unionized employees. Three collective bargaining agreements were signed in September 2001 and expire in December 2005 and the other was signed in January 2003 and expires in December 2006.

E. Share Ownership

      As of December 31, 2002, except as disclosed in "Item 7. Major Shareholders and Related Party Transactions - Principal Shareholders", none of the Company's directors or executive officers beneficially owned more than one percent of the outstanding stock. Excluding members of the Luksic Group, the directors and executive officers collectively held 0.6% of the Company's shares as of December 31, 2002. As of June 15, 2003, the percentage of shares collectively held by directors and executive officers was 0.45%.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

      As of the date of this Annual Report, members of the Luksic Group, which consists of Mr. Andronico Luksic Sr. and his sons, Andronico Luksic Craig, Guillermo Luksic Craig and Jean Paul Luksic Fontbona, beneficially own approximately 82.4% of the outstanding shares of common stock, without par values of Quinenco ("the shares") and thereby control the Company. Guillermo Luksic, Andronico Luksic and Jean Paul Luksic are all directors on the Company's Board of Directors.

      Control by the Luksic Group is exercised through the Luksic Group's control of Inversiones FCAB Ltda., Ruana Copper A.G. Agencia Chile, Inversiones Consolidadas S.A., Sociedad Inmobiliaria y de Inversiones Rio Claro Ltda. and Inversiones Salta S.A.(collectively, the "Principal Shareholders"), which are the Luksic Group companies that hold shares of Quinenco. Although there are no formal agreements as to the voting or disposition of shares known to Quinenco, Quinenco believes that the members of the Luksic Group generally consult with each other regarding actions to be taken by shareholders of Quinenco. Consequently, the Luksic Group has the power to elect a majority of Quinenco's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders.

      Quinenco's only outstanding voting securities are the common shares. There was no significant change in the share ownership of the Company in 2000, 2001 or 2002. The following table sets forth certain information concerning ownership of the shares with respect to the Luksic Group's companies at December 31, 2002:

      Title of Class                 Identity of Person or Group                           Amount Owned     Percent of Class
      --------------                 ---------------------------                           ------------     ----------------
      Common Stock        Inversiones FCAB Ltda. ......................................     362,757,196          33.6%
                          Ruana Copper A.G. Agencia Chile .............................     240,938,000          22.3%
                          Sociedad Inmobiliaria y de Inversiones Rio Claro Ltda .......     142,819,109          13.2%
                          Inversiones Consolidadas S.A. ...............................     124,819,108          11.6%
                          Inversiones Salta S.A. ......................................      18,000,000           1.7%

      In addition, the Fundacion Andronico Luksic A., a charity foundation presided by Mr. Andronico Luksic, owned 1,348,247 shares of Quinenco, equivalent to a 0.1% interest, as of December 31, 2002.

      Registration Rights Agreement with Antofagasta. In connection with the reorganization of Quinenco during 1996, Quinenco has entered into a registration rights agreement (the "Registration Rights Agreement") with Antofagasta, pursuant to which Antofagasta has the right to cause or agree with Quinenco to cause the registration of shares obtained by Antofagasta and its subsidiaries in the 1996 reorganization on one or more registration statements (not to exceed five "demand" registration statements). In addition, Antofagasta has "piggy-back" rights in connection with its shares which permit Antofagasta, subject to certain conditions and limitations, to include shares received by its subsidiaries in connection with the 1996 reorganization and held by Antofagasta and its affiliates in any future registered public offerings of shares (or ADSs representing shares) in the United States.

B. Related Party Transactions

      Article 89 of the Chilean Corporations Law, Law N(degree) 18.046, requires that the Company's transactions with related parties be on terms similar to those of an arm's length transaction. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations. In addition, Articles 44 and 50 of the Chilean Corporations Law provide that any related party transaction, including any transaction in which a director has a personal interest or is acting on behalf of a third party may be executed only when such transaction is disclosed to the Audit Committee and previously approved by the Board of Directors, and the terms of such transaction are similar to those of an arm's length transaction. If the conflicting interest transaction involves a "material amount," the

Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of March 31, 2003, approximately US$46 thousand) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of March 31, 2003, approximately US$459 thousand) regardless of the size of the corporation.

      If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm's length transaction, it may approve or reject the conflicting interest transaction, or appoint independent advisors to make such a determination. In each case, interested directors are excluded from the decision of the Board related to the conflicting interest transaction. If the Board appoints independent advisors, the report prepared by the advisors will be made available to the shareholders and the Board of Directors for 20 business days from the date the last report was received from the independent advisors. The shareholders will be notified in writing of the receipt of the report. After this period the Board may approve or reject the conflicting interest transaction, but the Board is not required to follow the independent advisors' conclusion. The Board may treat the conflicting interest transaction and the report as confidential information. In each circumstance, the interested director would be excluded from the decision-making process at the Board level.

      Within a twenty day period, shareholders representing at least a 5% of the voting shares of the Company may request the Board to call a shareholders' meeting in order to approve or reject the conflicting interest transaction by a two-thirds majority of the outstanding voting shares. All decisions adopted by the Board in respect of the conflicting interest transaction must be reported at the next shareholders' meeting.

      The controller of the corporation or the related party which intends to enter into the conflicting interest transaction shall make available to the Board of Directors, at the time the transaction is being considered by the Board, all information relating to the transaction filed with any non-Chilean regulatory entities or stock exchanges. A violation of Article 44 may result in administrative or criminal sanctions against the interested director. The Company, the shareholders or interested third parties who suffer losses as a result of such violation have the right to receive compensation from such director in certain situations.

      In the ordinary course of its business, the Company engages in a variety of transactions with affiliates of the Luksic Group. Financial information concerning these transactions during the last three years is set forth in Note 21 to the Consolidated Financial Statements. The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

      Although the Company generally does not provide or receive long-term debt financing to or from other entities within the Luksic Group (except in connection with bank loans on arm's length terms in the ordinary course of business from the Company's subsidiary, Banco de Chile), the Company has occasionally in the past and may in the future advance funds and receive advances of funds from other companies under the common control of the Luksic Group when required to meet liquidity requirements. These loans have been on an unsecured basis at market rates of interest and, in the case of loans made by the Company to affiliated companies, require the prior approval of the Audit Committee and Quinenco's Board of Directors pursuant to the requirements of the Chilean Corporations Laws relating to open companies such as Quinenco. The outstanding amounts of such loans made by the Company to affiliated companies during the years ended December 31, 2000, 2001 and 2002 were not material to Quinenco, individually or in the aggregate. In addition, the Company has from time to time in the past made loans and advances to affiliated companies in the Luksic Group and to strategic investors and their affiliates to provide financing resources in connection with acquisitions of assets and other transactions. Such loans and advances have generally been made on a secured basis at market rates of interest. See Note 21 to the Consolidated Financial Statements.

      The Company also provides goods and services in commercial transactions in the ordinary course of business to affiliated companies in the Luksic Group. In connection with such transactions, the Company from time to time extends unsecured credit on terms substantially similar to those available to other customers purchasing goods and services in similar quantities.

      Except for the transactions described below, none of the transactions carried out during 2002 between the Company and related parties were deemed to have been material to the related party:

      1. On May 29, 2002, Quinenco's subsidiary, LQIF, obtained a US$70 million loan from Andsberg Finance Corporation, a company based in Bermuda, owned by Mr. Andronico Luksic. The transaction, which was carried out at arms' length, bears an interest rate of LIBOR plus 2% per annum. The loan matures in May of 2005. Proceeds were used by LQIF to refinance existing indebtedness.

      2. Under its executive incentive plan established in 2000, Quinenco has made non-interest bearing loans to qualified executives for Ch$4,730 million as of December 31, 2002. For a description of the incentive plan, see "Item 6B. Executive Compensation".

      In addition. on April 10, 2003, Quinenco's wholly-owned subsidiary, Hidroindustriales Overseas Company, obtained a US$19 million loan from Andsberg Finance Corporation, a company based in Bermuda, owned by Mr. Andronico Luksic. The transaction, which was carried out at arms' length, bears an interest rate of LIBOR plus 1.83% per annum. The loan matures in April of 2006. Proceeds were used to finance working capital needs.

Item 8. Financial Information

A. and B. See "Item 18. Financial Statements"

Legal Proceedings

      Neither Quinenco nor any of its subsidiaries or affiliates in which Quinenco holds significant non-consolidated equity investments is party to any legal proceedings which are material to the Company, except as described below.

      IRSA

      In 2002, Quinenco was involved in arbitration proceedings, under the rules of the International Chamber of Commerce, in connection with its 50% interest in IRSA, the holding company which directly owns 61.6% of the outstanding shares of CCU. IRSA was a joint venture between Quinenco and the Schorghuber Group of Germany, formed in 1986 to invest in CCU. In February 2001, the Schorghuber Group announced that it had sold 49.9% of its interest in an intermediate holding company that indirectly held the Schorghuber Group's 50% in IRSA to Heineken International B.V. ("Heineken"), the Dutch brewer for an undisclosed sum of money. Quinenco believed the sale represented a violation of the existing shareholders' agreement with the Schorghuber Group.

      In December 2001, the arbitration panel placed a temporary freeze on the transfer to Heineken of any direct or indirect interest that the Schorghuber Group maintained in IRSA.

      On January 13, 2003, Quinenco and the Schorghuber Group executed a Settlement and Release Agreement by which they agreed to settle and put an end to the arbitration proceeding initiated before the International Court of Arbitration of the International Chamber of Commerce.

      In addition, Quinenco agreed to file a voluntary waiver of its petition to designate an arbitrator initiated before the 10th Civil Court of Santiago, case number 2619-2000, "Quinenco S.A." and a voluntary waiver of its appeal filed before the Court of Appeals of Santiago in respect of the aforementioned proceeding, case number 2581-2001.

      Pursuant to the Settlement and Release Agreement and the voluntary waivers, all disputes between the parties, as the only shareholders of IRSA were resolved and terminated. In accordance with the Settlement and Release Agreement, the Shareholders' Agreement entered into between the shareholders of IRSA on April 14, 1994 was amended on January 13, 2003.

      As part of the agreement, the Schorghuber Group paid Quinenco the amount of US$50 million on January 28, 2003.

      In the amendment to the Shareholders' Agreement, it was further agreed that within a maximum period of three years starting on January 13, 2003, the Schorghuber Group would have the right to transfer its direct or indirect shares in IRSA to Heineken and the sale would not be subject to the procedures of First Refusal or of First Offer, as the case may be, regulated by the Shareholders' Agreement, subject to the following conditions:

      a) Heineken may not compete against CCU in the defined "CCU Territories" (Chile and Argentina);

      b) Heineken will grant to CCU, subject to entering into a license agreement on Heineken's customary terms and conditions, the exclusive right to produce, market, sell and distribute the Heineken brand in Chile and Argentina, and will not grant any such license to any party other than CCU in Chile and Argentina for so long as it owns any interest in IRSA; and

      c) Heineken agrees to be bound by the terms of the Shareholders' Agreement entered into amongst the parties in IRSA on April 14, 1994, as amended on January 13, 2003, as successor to all the rights and obligations of the Schorghuber Group.

      d) At the Extraordinary Board Meeting of IRSA held on January 13, 2003, the Board of Directors agreed to propose to the Board of Directors of CCU that it submit for shareholder approval, a dividend distribution equivalent to 100% of the net profit for the year 2002. It was also agreed to propose an extraordinary dividend distribution, to be charged against the retained earnings of CCU, of Ch$ 168,700 million, within 180 days, in one or more installments.

      e) Southern Breweries Establishment ("SBE") a 50%-owned subsidiary of CCU, agreed to sell to Heineken, its interest in the Croatian company, Karlovacka pivovara d.d., at a price equal to ten times earnings before interest, taxes, depreciation and amortization; subject to inter alia prior regulatory approval and approval of the respective boards of Heineken and SBE, and its controlling shareholders, Lanzville Investments Establishment and CCU.

      On April 17, 2003, Quinenco was given formal notice of the sale of the Schorghuber Group's interest in IRSA to Heineken Americas B.V., a subsidiary of Heineken International B.V.

      On February 24, 2003, Anheuser-Busch International Holdings, Inc. Chile II Limitada ("Anheuser-Busch"), a 20% shareholder of CCU, requested the SVS to determine if Article 199 of the Securities Law, which addresses the obligation for companies acquiring controlling interests in publicly-traded companies to do so through a public tender offer process, would be applicable to the transfer of interest from the Schorghuber Group to Heineken.

      On April 14, 2003, the SVS notified Anheuser-Busch that Article 199 of the Securities Law did not apply to the transaction between Schorghuber and Heineken because Heineken did not acquire a controlling interest in IRSA or in CCU. On April 28, 2003, Anheuser-Busch filed a lawsuit ("recurso de ilegalidad") before the Appellate Court of Santiago to overturn the SVS's decision. Quinenco is not a party to the lawsuit, which remains pending and whose outcome and possible effect on Quinenco cannot be determined at this time.

      Banco de Chile

      Like other institutions in the Chilean financial system, two of Banco de Chile's subsidiaries, Banchile Administradora General de Fondos and Banchile Corredores de Bolsa, may face allegations in connection with the Corfo-Inverlink case as a result of time deposits they acquired. Banco de Chile's subsidiaries used the time deposits as investments for the account of their administered funds and for their own account. As of March 7, 2003, the amount of such time deposits held by Banco de Chile's subsidiaries totaled Ch$3,850 million. If proceedings are initiated against Banco de Chile's subsidiaries, and a final judgment is entered declaring that those time deposits were illegally acquired, the subsidiaries may be required to reimburse Corfo for these amounts. While no proceedings have been initiated, any future litigation will contain an element of uncertainty. However, Banco de Chile does not believe that liabilities, if any, related to these claims and eventual proceedings are likely to have, in the aggregate, a material adverse effect on its consolidated financial condition or results of operations.

      Madeco

      In Brazil, two legal disputes against the previous owner of Madeco's subsidiary, Ficap, have been pending since prior to Madeco's acquisition of the subsidiary in 1997. It is estimated that the total amount of the lawsuits involve approximately US$10 million. Madeco has a personal guarantee from the previous owner of Ficap to indemnify the Company if the Brazilian subsidiary were to be affected by these actions.

      In 2001, Madeco resolved a labor dispute which involved two unions of Madeco Chile that stemmed from an interpretation of collective bargaining agreements in effect in 1989 and 1990. Madeco has made a provision for Ch$2,743 million in its financial statements for the estimated flow of payments required in future periods to cover the indemnization payments related to this dispute.

      In 2002, Madeco maintains several labor lawsuits in Argentina, primarily related to indemnity payments. The amounts of the claims are expressed in Argentine pesos, therefore after the devaluation of the Argentine currency against the U.S. dollar, the total amount of related damages claimed is not material for Madeco.

      On June 27, 2002, Madeco announced that it had been notified by Corning Inc., Madeco's joint venture partner in Optel which produces optical fiber cable in Brazil and Argentina, of its desire to liquidate the joint venture. Madeco believes that Corning is attempting to unjustifiably terminate the agreements with Madeco and has filed an arbitration suit against its partner to resolve this dispute.

      Corning has filed a counterclaim against the Company in which it requests, among other things, that Corning be permitted to terminate its joint venture agreements with the Company, alleging that Optel is effectively bankrupt. Depending on the outcome of the arbitration, Madeco's ability to exercise its put option to sell its Optel shares to Corning for US$18 million, subject to certain adjustments, between January 2004 and December 2005, may be compromised.

      There can be no assurance regarding the outcome of this arbitration. Madeco's management believes that an adverse outcome of the arbitration would have a materially adverse effect on Madeco's interest in Optel's assets.

      Telsur

      Telsur is involved in four lawsuits involving claims worth Ch$3,509 million. Telsur has not made provisions to cover anticipated losses because it believes that the lawsuits will not result in significant losses.

      Lucchetti

      In March 2000, allegations were made by certain governmental authorities and private parties in Peru that Lucchetti representatives acted improperly to obtain a judgment in their favor with respect to legal proceedings in 1998 arising out of a dispute between Lucchetti Peru and the Municipality of Lima, as discussed below under "-Lucchetti Peru". Lucchetti Peru had commenced these proceedings following actions by Lima to suspend construction and operation of the Lucchetti plant. The allegations were based in part on publicly-released portions of videotapes of meetings between Lucchetti representatives and Vladimiro Montesinos, a senior official of the government of then President Alberto Fujimori who has since been implicated in a widespread corruption scandal. The videotapes have been portrayed as an attempt by Lucchetti representatives to use Mr. Montesino's influence to intervene on behalf of Lucchetti Peru in order to obtain a favorable judgment. Lucchetti has denied that it acted improperly in the matter.

      In May 2001, criminal charges were filed before the Second Anti-Corruption Court of Lima against certain Lucchetti representatives and Peruvian government officials, alleging influence peddling in connection with the matter described above. These charges have been denied by the individuals involved, and are still being investigated by the court in order to determine whether or not there is cause to warrant a trial. Since this time, efforts by the prosecution to broaden the charges to include corruption were dismissed and may not be brought again.

      Although Lucchetti expects its representatives to prevail in the pending legal proceedings, no assurances can be given as to the outcome of these or any related proceeding or other actions which may be brought against Lucchetti, its Peruvian subsidiary or their respective representatives relating to this matter.

      Lucchetti Peru

      On August 16, 2001, the Metropolitan Council of the Municipality of Lima adopted a resolution to revoke Lucchetti's operating license that had been previously granted by the Municipality of Chorrillos, and to require Lucchetti to close its plant operations within twelve months and dismantle and remove the plant facilities. The Municipal Council of the Municipality of Lima alleged that the operation of the plant interfered with the special characteristics of an adjacent wetlands area. The resolution was published in the Official Gazette of Peru on August 21, 2001.

      On October 3, 2001, Lucchetti notified the Republic of Peru that it was invoking the dispute resolution procedures of a bilateral investment treaty between Chile and Peru, which requires a six-month period of consultations prior to the formal initiation of any legal proceedings. The consultation period ended on April 3, 2002 without a settlement. On August 16, 2002, Lucchetti requested an extension of the term dictated by the Municipal resolution. This request was rejected by the Metropolitan Council of the Municipality of Lima on December 16, 2002.

      On December 23, 2002, Lucchetti presented its request for arbitration to the International Centre for Settlement of Investment Disputes ("ICSID") in Washington D.C.

      On January 6, 2003, Lucchetti received an order by an official of the Municipality of Chorrillos to immediately close the plant. Lucchetti proceeded to close the plant and is currently in the process of liquidating its assets.

      On March 26, 2003, Lucchetti was notified by ICSID that its request for the constitution of an arbitration tribunal had been accepted. Lucchetti is seeking damages in connection with the loss of its investment in Peru, arguing that there was a lack of technical and legal justification for the Municipality to have adopted the resolution to close the plant. Although Lucchetti believes that its case will prevail in the pending arbitration tribunal, the final outcome of this matter cannot be determined at this time.

      Habitaria

      The Company's 50%-owned affiliate, Habitaria, was notified on January 14, 2003 of a lawsuit filed against the company for alleged construction defects and false advertising. Habitaria believes that it develops and markets high quality housing units, and that it will be able to make repairs and construction upgrades in conjunction with the construction company responsible for building the project on an extra-judicial basis. Habitaria considers the amount involved is not significant to its operations and has not made a provision in its financial statements.

      Dividend Policy

      A declaration of dividends is made to shareholders at a general ordinary meeting. A dividend declaration is based upon a proposal made by the Board of Directors. However, shareholders are not obligated to approve the board's recommendation. The dividend policy of the Company is to distribute 30% of annual net earnings as dividends. On April 30, 2003, a general ordinary meeting was held. At that time, it was proposed and accepted that a dividend distribution corresponding to the 2002 fiscal year would not be paid.

B. Significant Changes

      See "Item 4. Information on the Company -Summary of Developments in 2003" for certain developments in 2003.

Item 9. The Offer and Listing

A. and C. Trading Information

      The Company's shares are traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, and the Valparaiso Stock Exchange and since June 1997 have been quoted on the New York Stock Exchange (the "NYSE") in the form of American Depositary Shares. The Company conducted a preemptive rights offering and United States offering of American Depositary Shares ("ADSs") in June 1997 (the "Offerings"). Since the conclusion of the Offerings, the ADSs (each ADS representing 10 shares) have been traded in the United States on the NYSE under the symbol LQ. The ADSs are evidenced by American Depositary Receipts ("ADRs"). The ADRs are outstanding under a Deposit Agreement, dated as of June 24, 1997 (the "Deposit Agreement"), among the Company, Citibank N.A., as depositary (the "Depositary"), and the holders from time to time of ADRs issued there under. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

      The table below shows, for the period indicated, the high and low closing prices in Chilean pesos for the Shares on the Santiago Stock Exchange and the high and low closing prices of the ADS in U.S. dollars on the NYSE:

                                 Santiago Stock Exchange(1)               NYSE
                                 --------------------------               ----
                                      Ch$ per Share                   US$ per ADS
  Annual                           High              Low        High                Low
                                   ----              ---        ----                ---
  1998 .....................       570               215        13.25              4.00
  1999 .....................       621               310        12.00              6.00
  2000 .....................       795               390        14.63              6.75
  2001 .....................       545               347         8.00              5.48
  2002 .....................       490               245         7.40              3.30

  2001
  1st Quarter ..............       460               347         7.94              6.45
  2nd  Quarter .............       485               410         8.00              5.80
  3rd Quarter ..............       545               410         7.70              6.00
  4th  Quarter .............       500               382         7.47              5.48

  2002
  1st Quarter ..............       490               370         7.40              5.43
  2nd  Quarter .............       405               324         6.30              4.75
  3rd Quarter ..............       320               245         4.70              3.30
  4th  Quarter .............       350               262         4.85              3.60

  2003
  1st Quarter ..............       391               325         5.40              4.53
  January ..................       391               325         5.40              4.70
  February .................       370               350         5.09              4.80
  March ....................       376               340         4.86              4.53
  April ....................       410               325         5.93              4.54
  May ......................       458               410         6.45              5.90
  June (through June 17) ...       440               420         6.25              5.90

----------
(1) Pesos per Share and U.S. dollar per share reflected nominal price at trade date.

(2) Shares began to trade on the Santiago Stock Exchange and the NYSE on June 25, 1997.

      At December 31, 2002, ADRs evidencing 9,431,963 ADSs were outstanding (equivalent to 94,319,630 shares, or 8.74% of the total number of issued Shares). It is not practicable for the Company to determine the proportion of ADRs beneficially owned by U.S. persons. At December 31, 2002, the Luksic Group did not own ADRs of Quinenco.

      Madeco's shares are traded on the Chilean Stock Exchanges, and since 1993 have traded on the NYSE in the form of American Depositary Shares. CCU's shares are traded on the Chilean Stock Exchanges and between 1992 and March 1999 had been quoted on the NASDAQ National Market in the form of American Depositary Shares. In March 1999, trading in CCU's American Depositary Shares moved to the NYSE. Until December 31, 2001, Banco Edwards's shares were traded on the Chilean Stock Exchanges, and since November 1995 were traded on the NYSE in the form of American Depositary Shares. On January 1, 2002, as a result of its merger with Banco de Chile, Banco Edwards shares were converted to Banco de Chile "F shares" and on March 21, 2002, following the distribution of Banco Edwards' 2001 net income, the "F shares were converted to Banco de Chile common shares. Banco de Chile's shares have been traded on the Chilean Stock Exchanges since November 1996 and on the NYSE since January 2002. Since the last quarter of 2002, Banco de Chile's shares also trade on the London Stock Exchange in the form of American Depositary Shares and on the Madrid Latibex Stock

Exchange as ordinary shares. The shares of Lucchetti, Hoteles Carrera, Entel, and Telsur are traded on the Chilean Stock Exchanges. The shares of Habitaria are not publicly traded.

      Markets

      The Chilean Stock Market

      General

      The Chilean stock market, which is regulated by the Superintendencia de Valores y Seguros (SVS) under Chile's Securities Market Law, is one of the most developed among emerging markets, reflecting the particular economic history and development of Chile. The Chilean government's policy of privatizing state-owned companies, implemented during the 1980s, has led to an expansion of private ownership of shares, resulting in an increase in the importance of stock markets. This policy of privatization extended to the social security system, which was converted into a privately managed pension fund system. These pension funds have been allowed, subject to certain limitations, to invest in stocks and are currently major investors in the stock market. Certain elements of the market, including pension fund administrators, are highly regulated with respect to investment and remuneration criteria, but the general market is less regulated than the U.S. market with respect to disclosure requirements and information usage. While the expectation is that stock market regulations and practices will evolve, the Chilean stock market is still developing.

      History and Description

      The Santiago Stock Exchange was established in 1893. As of December 31, 2002, 245 companies had shares listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile's principal exchange, with transactions in 2002 which amounted to Ch$2,421,414 million. In Chile, shares may also be traded on the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange.

      There are two share price indices for the Santiago Stock Exchange: The General Share Price Index (the "IGPA") and the Selective Shares Price Index ("IPSA"). The IGPA index is calculated using the prices of companies traded on the exchange, divided into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is a major company index, currently including the Exchange's 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded.

      The table below summarizes recent value and performance indicators for the Santiago Stock Exchange.

                                                             Annual                                Percent          Percent
                                              Market       Trading       IGPA         IPSA        Change in        Change in
At or for the Year Ended                Capitalization      Volume     Index (1)   Index (1)    IGPA Index (2)   IPSA Index (2)
------------------------                --------------      ------     ---------   ---------    --------------   --------------
                                       (in US$ millions)
December 31, 1998 .................          51,809          4,405      147.15       288.07        (28.37)%         (26.08)%
December 31, 1999 .................          68,193          6,601      206.76       402.78         40.51%           39.82%
December 31, 2000 .................          60,426          5,778      186.37       371.36         (9.86)%          (7.80)%
December 31, 2001 .................          56,857          4,111      201.30       394.72          8.01%            6.29%
December 31, 2002 .................          47,693          3,370      182.06       324.46         (9.56)%         (17.80)%

----------
Source: Santiago Stock Exchange

(1)   Index base = 100 on December 31, 1980

(2)   In nominal peso terms.

      Volatility and Suspension of Trading

      The IPSA has increased at an average compounded annual rate of 5.1% for the period 1999 to 2002. During 2002, the IPSA decreased by 17.80% in nominal peso terms. As the table above shows, swings in market performance are often significant and reflect the high level of volatility characteristic of the Chilean stock market.

      According to Article 14 of the Securities Market Law, the SVS may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean stock exchanges for up to 30 days if in its opinion such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the SVS may then cancel the relevant listing in the Registry of Securities.

      Liquidity

      The aggregate market value of equity securities listed on the Santiago Stock Exchange as of December 31, 2002 was US$47.7 billion. The ten largest companies in terms of market capitalization as of December 31, 2002 represented approximately 47% of that exchange's aggregate market capitalization and accounted for approximately 61% of total volume traded during 2002. Average monthly trading volume for 2002 was US$281 million. (Comparatively, the NYSE had an aggregate global market capitalization of approximately US$13.4 trillion at December 31, 2002, and average daily reported share volume of approximately 1.5 billion).

      Foreign Ownership

      Foreign investment in Chile is governed by Decree Law No. 600 of 1974, as amended ("Decree Law No. 600"), by the Central Bank Foreign Exchange Regulations and by the Central Bank Act, law No. 18,840, which is an organic constitutional law requiring a "special majority" vote of the Chilean Congress to be modified (hereinafter referred to as the "Central Bank Act"). See "Item 10 D. Exchange Controls". Foreign investment into Chile under Decree Law No. 600 may not be remitted outside Chile earlier than one year after the initial investment. According to new regulations issued by the Central Bank of Chile in May 2000 and April 2001, if governed by Chapter XIV of the Central Bank Foreign Exchange Regulations, the capital may be remitted outside Chile at any time. However, in the case of investments made before May 2000, the capital must be kept in Chile for one year. Earnings may be remitted at any time, whether under Decree Law No. 600 or Chapter XIV. Capital and earnings must be remitted through the Formal Exchange Market.

      Notwithstanding the foregoing, an investment in Chilean shares by foreigners through an ADR program is also governed by the Central Bank Act and by Chapter XIV of the Central Bank Foreign Exchange Regulations, which do not require a holding period before remitting capital or earnings abroad. See "Item 10 D. Exchange Controls".

      Foreign capital investment funds ("FCIFs") are governed by Law No. 18,657 and are permitted to receive preferential tax treatment. FCIFs are required to obtain a favorable report issued by the SVS in order to conduct business in Chile. FCIFs may not remit capital for five years following the investment of such capital, although earnings may be remitted at any time. An FCIF may hold a maximum of 5% of a given company's shares, although this can be increased to a maximum of 10% if the excess over 5% corresponds to newly issued shares of such company that are subscribed and paid by the FCIF. Furthermore, no more than 10% of an FCIF's assets may be invested in a given company's stock, unless the security is issued or guaranteed by the Republic of Chile or the Central Bank, and no more than 25% of the outstanding shares of any listed company may be owned by FCIFs, taken together. In addition, a FCIF may not own more than 40% of the outstanding shares of the same conglomerate. For a description of Chilean taxation, see "Item 10 E. Taxation".

Item 10. Additional Information

B. Memorandum and Articles of Association

      Pursuant to the requirements of the Chilean Corporations Law, and in accordance with Law Number 18,046, the Company's articles of incorporation and by-laws or estatutos, have been registered with the Securities Register (Registro de Valores), under entry number 0594.

      For a description of the Company's share capital, including rights, preferences and restrictions thereto, See "Description of Share Capital" in the Registration Statement, Form F-1, filled with the Securities and Exchange Commission on June 6, 1997.

C. Material Contracts

      Not applicable.

D. Exchange Controls

      The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See "Item 3. Key Information - Exchange Rates". Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 - registration which grants the investor access to the Formal Exchange Market - or with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations.

      Effective April 19, 2001, the Central Bank of Chile abrogated the then existing Chapter XXVI of the Central Bank Foreign Exchange Regulations ("Chapter XXVI"), which addressed issuances of ADSs by a Chilean company, and issued an entirely new set of Foreign Exchange Regulations (the "2001 Foreign Exchange Regulations"), virtually eliminating all the restrictions and limitations that had been in force up to that date. The 2001 Foreign Exchange Regulations were based upon the general principle that foreign exchange transactions can be done freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of Chile of imposing certain restrictions and limitations on such transactions.

      With the issuance of the 2001 Foreign Exchange Regulations, the approval by the Central Bank of Chile required for access to the Formal Exchange Market was replaced with the requirement of disclosure of the relevant transactions to the Central Bank of Chile. However, some foreign exchange transactions, notably foreign loans, capital investment or deposits, continued to be subject to the requirement of being effected through the Formal Exchange Market.

      The 2001 Foreign Exchange Regulations, among others, eliminated the following restrictions:

      (1) prior authorization by the Central Bank of Chile for the entry of capital in connection with foreign loans, investment, capital contribution, bonds and ADRs;

      (2) prior authorization by the Central Bank of Chile for the remittance of capital in connection with repatriation of capital, dividends and other benefits related to capital contributions and investment, and prepayment of foreign loans;

      (3) minimum risk classification restrictions and terms for the issuance of bonds;

      (4) restrictions to the issuance of ADRs. Therefore, the rules established under Chapter XXVI of the previous Foreign Exchange Regulations were abrogated; and

      (5)   Mandatory Reserve deposits for foreign capital.

      The abrogation of Chapter XXVI by the 2001 Foreign Exchange Regulations implied that the issuance of ADSs by a Chilean company remained subject to the rules contained in Chapter XIV of such regulations, according to which credits, deposits, investments and capital contributions coming from abroad must be effected through the Formal Exchange Market.

      According to the 2001 Foreign Exchange Regulations, the foreign exchange transactions performed before April 19, 2001, remained subject to the regulations in effect at the time of the transactions, unless the interested parties elected the applicability of the 2001 Foreign Exchange Regulations, thereby expressly waiving the applicability of the regulations in force at the time of the execution of the respective transaction.

      Effective March 1, 2002, the Central Bank of Chile has abrogated the then existing Central Bank Foreign Exchange Regulations, i.e. the 2001 Foreign Exchange Regulations, and issued an entirely new set of Foreign Exchange Regulations (the "New Regulations"), thereby continuing the liberalization of the foreign exchange regulations. As the 2001 Foreign Exchange Regulations, the New Regulations are also based upon the general principle that foreign exchange transactions can be done freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of Chile of imposing certain restrictions and limitations on such transactions.

      The New Regulations also require the disclosure of the relevant transaction to the Central Bank of Chile and that some foreign exchange transactions, notably foreign loans, capital investments or deposits, be effected through the Formal Exchange Market.

      The issuance of ADSs by a Chilean company remains subject to the rules contained in Chapter XIV. These rules were partly amended in the New Regulations, which allow the use of proceeds from a foreign credit, deposit, investment or capital contribution directly abroad, i.e., without delivering the currency into Chile. The direct use abroad of the proceeds of a foreign credit, deposit, investment or capital contribution remain subject to the obligation of informing the Central Bank of Chile of the transaction.

      The New Regulations have also simplified the forms required to provide the information to the Central Bank of Chile, so as to reduce the time needed to effect foreign exchange transactions by foreign investors in Chile.

      The New Regulations contain a transitory norm establishing that foreign exchange transactions performed before April 19, 2001, remain subject to the regulations in effect at the time of the transactions, unless the interested parties elect the applicability of the New Regulation, thereby expressly waiving the applicability of the regulations in force at the time of the execution of the relevant transaction.

      A Foreign Investment Contract was entered into among the Central Bank of Chile, the Company and the Depositary pursuant to Article 47 of the Central Bank Act and Chapter XXVI. According to Chilean law, a contract is ruled by the law in effect at the time of the execution of the contract. Therefore, the Foreign Investment Contract entered into among the Central Bank of Chile, the Company and the Depositary is ruled by the foreign exchange regulations in force before April 19, 2001, among which is Chapter XXVI.

      Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited shares or shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto). In December 1999, amendments were introduced in Chapter XXVI whereby, among other things, the Central Bank of Chile was authorized to reject applications under such regulations without expression of cause. In resolving on such applications, the Central Bank of Chile was required to take into account the situation of the balance of payments and the stability of the capitals account. However, the Central Bank of Chile was authorized to require certain conditions to the applicants prior to resolving on the applications. In April 2000, Chapter XXVI was again amended in order to incorporate, in addition to shares issued by Chilean corporations, quotes of investment funds as eligible to be converted into ADSs. Chapter XXVI did not require delivery of a new application in case of the entry of U.S. dollars intended for the acquisition of shares not subscribed by the shareholders or by the transferees of the options to subscribe the shares.

      Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the Depositary, on behalf of ADR holders, and to any non-Chilean resident investor who withdrew Shares upon surrender of ADRs (such Shares being referred to herein as "Withdrawn Shares") access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of Shares represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of Chile of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank of Chile) that such holder's residence and domicile were outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares had been sold on a Chilean exchange), (c) proceeds from the sale in Chile of pre-emptive rights to subscribe for and purchase additional Shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding Shares represented by ADSs or Withdrawn Shares. Access to the Formal Exchange Market in the case of
(a), (b), (c) and (d) above would be available for only five working days following the sale of the shares on the stock exchange. Transferees of Withdrawn Shares would not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were redeposited with the Custodian. Investors receiving Withdrawn Shares in exchange for ADRs would have the right to redeposit such Shares in exchange for ADRs, provided that certain conditions to redeposit were satisfied. For a description of the Formal Exchange Market, see "3A Exchange Rates". Alternatively, according to the amendments introduced to Chapter XXVI in December 1999, in case of Withdrawn Shares and their subsequent sale in a stock exchange, the Chilean peso proceeds obtained thereby could be converted into U.S. dollars in a market different from the Formal Exchange Market within five business days from the date of the sale.

      Chapter XXVI provided that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of Chile of a certification by the Depositary or the Custodian, as the case might have been, that such Shares had been withdrawn in exchange for delivery of the pertinent ADRs and receipt of a waiver of the benefits of the Foreign Investment Contract with respect thereto (except in connection with the proposed sale of the Shares) until such Withdrawn Shares were redeposited. Chapter XXVI also provided that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by the Company to the Central Bank of Chile that a dividend payment had been made. The provision contained in Chapter XXVI that established that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by the Company to the Central Bank of Chile that any applicable tax had been withheld was eliminated on November 23, 2000.

      Chapter XXVI and the Foreign Investment Contract provided that a person who brought foreign currency into Chile, including U.S. dollars, to purchase Shares entitled to the benefit of the Foreign Investment Contract was required to convert such foreign currency into Chilean pesos on the same date and had five banking business days within which to invest in Shares in order to receive the benefit of the Foreign Investment Contract. If such person decided within such period not to acquire Shares, such person could access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request was presented to the Central Bank of Chile within seven banking days of the initial conversion into pesos. Shares acquired as described above could be deposited in exchange for ADRs and receive the benefit of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit had been effected and that the related ADRs had been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefit of the Foreign Investment Contract with respect to the deposited Shares.

      Chapter XXVI required foreign investors acquiring shares or securities in Chile to maintain a mandatory reserve (the "Mandatory Reserve") for one year in the form of a non-interest bearing U.S. dollar deposit with the Central Bank, or to pay to the Central Bank a non-refundable fee (the "Fee"). Such reserve requirement was imposed with respect to investments made by foreign investors to acquire shares or securities in the secondary market, but did not apply to capital contributions made for purposes of paying-in capital for a newly created company or increasing the capital of an existing company. As of June 1, 1999, the Mandatory Reserve was not applied to foreign investments made for purposes of acquiring shares of a stock corporation, provided that the investor was entitled to the benefit of Chapter XXVI, and that such acquisition was consummated in accordance with the provisions of Chapter XXVI. On September 17, 1998, the Central Bank of Chile reduced the Mandatory Reserve to 0%.

      Access to the Formal Exchange Market under any of the circumstances described above was not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank of Chile based on a request presented through a banking institution established in Chile within five business days from the occurrence of any of the events described in letters (a), (b), (c) and
(d) above. Pursuant to the Foreign Investment Contract, if the Central Bank of Chile had not acted on such request within seven banking days, the request would be deemed approved.

      Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. No assurance can be given, however, that new restrictions applicable to the holders of ADRs, the disposition of underlying Shares or the repatriation of the proceeds from such disposition will not be reinstated in the future by the Central Bank of Chile, nor can there be any assessment of the possible duration or impact of such restrictions.

E. Taxation

Chilean Tax Considerations

      The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings in effect on the date of this Annual Report, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or Shares by a person who is neither domiciled in nor a resident of Chile or by a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (any such individual or entity, a "Foreign Holder"). For purposes of Chilean tax law, an individual holder is a resident of Chile if he has resided in Chile for more than six consecutive months in one calendar year or for a total of six months, whether consecutive or not, in two consecutive tax years. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

      Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

Cash Dividends and Other Distributions

      Cash dividends paid by Quinenco with respect to the ADSs or Shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over to the Chilean tax authorities by Quinenco (the "Withholding Tax"). If the dividends, however, are paid to a Chilean Bank under whose name the Shares are registered by power of attorney, such bank will be liable for withholding and paying the Withholding Tax once the cash dividends are remitted to the bank's principal. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by Quinenco on the income to be distributed (the "First Category Tax"); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if Quinenco distributes less than all of its distributable income, the credit for First-Category Tax paid by Quinenco is proportionally reduced. Presently, the First Category Tax rate is 16.5. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 16.5% and a distribution of 30% of the consolidated net income of Quinenco distributable after payment of the First-Category Tax:

            Quinenco taxable income ..................................................................             100
            First Category Tax (16.5% of Ch$100) .....................................................           (16.5)
                                                                                                                 -----
            Net distributable income .................................................................            83.5
                                                                                                                 -----
            Dividend distributed (30% of net distributable income) ...................................           25.05
            Withholding Tax (35% of the sum of Ch$25.05 dividend plus Ch$4.95
               First-Category Tax paid) ..............................................................           (10.5)
            Credit for 30% of First-Category Tax .....................................................            4.95
                                                                                                                 -----
            Net additional tax withheld ..............................................................           (5.55)
                                                                                                                 -----
            Net dividend received ....................................................................            19.5
                                                                                                                 -----
            Effective dividend withholding rate ......................................................           22.16%
                                                                                                                 =====

      In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

                                                    (Withholding Tax Rate) - (First Category Tax Rate)
                                                    --------------------------------------------------
      Effective dividend Withholding Tax rate =                 1 - (First Category Tax Rate)

      Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company's oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 24 to the Audited Consolidated Financial Statements. The effective rate of Withholding Tax to be imposed on dividends paid by Quinenco will vary depending upon the amount of First Category Tax paid by the Company on the earnings to which the dividends are attributed. The effective rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax was 15%, generally was 23.5%. For 2002, the First Category Tax rate was 16%, which resulted in an effective rate of Withholding Tax of 22.6%. In

2003, the First Category Tax rate is 16.5%, resulting in an effective rate of Withholding Tax of 22.16%, and from 2004 onwards, the First Category Tax rate will be 17%.

      For dividends attributable to the Company's profits during years when the First-Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First-Category Tax is 10%, 15%, 16%, 16.5% or 17%, the effective overall combined tax rate imposed on the Company's distributed profits will be 35%.

      Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends and the distribution of preemptive rights are not subject to Chilean taxation.

Capital Gains

      Gain from the sale or other disposition by a Foreign Holder of ADSs (or ADRs evidencing ADSs) outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of Shares in exchange for ADRs will not be subject to any Chilean taxes.

      Gain recognized on a sale or exchange of Shares (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such Shares) may be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either, (i) the Foreign Holder has held the Shares for less than one year since exchanging ADSs for the Shares, (ii) the Foreign Holder acquired and disposed of the Shares in the ordinary course of its business or as a habitual trader of shares, or (iii) the Foreign Holder and the purchaser of the Shares are "related parties" within the meaning of Article 17, Number 8, of Decree Law N(0) 824 of 1974, the Chilean Income Tax Law. In all other cases, gain on the disposition of Shares will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 16.5%).

      Gain recognized in the transfer of Shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the Shares are transferred in a local stock exchange, in other authorized stock exchanges (up to this date, the New York Stock Exchange, the London Stock Exchange and the Madrid Stock Exchange have been authorized for these purposes), or within the process of a public tender of shares governed by the Chilean Securities Market Act. The Shares must also have been acquired either in a stock exchange, within the referred process of a public tender of shares governed by the Chilean Securities Market Act, in an initial public offer of shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they (i) are registered in the Securities Registry, (ii) are registered in a Chilean Stock exchange, and (iii) have an adjusted presence equal to or above 25%. To calculate the adjusted presence of a particular Share, the aforementioned regulation states that, the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of UF200 (approximately US$4,800) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. The referred tax regime does not apply in case the transaction involves an amount of Shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred in the previous paragraph will apply, unless the sale complies with one of the following conditions: (i) the transfer is part of a tender offer governed by the Chilean Securities Market Act; or (ii) the transfer is done in a Chilean stock exchange, without substantially exceeding the market price.

      Capital gains obtained in the sale of shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by "foreign institutional investors", such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law, or in any other form authorized by the Superintendencia de Valores y Seguros ( the SVS is equivalent to the Securities and Exchange Commission in the U.S.). To qualify as a foreign institutional investor, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be at least one of the following:

      (a) An investment fund that offers its shares or quotas publicly in a country with an investment grade for its public debt, according to a classification performed by an international risk classification entity registered with the SVS;

      (b) An investment fund registered with a regulatory agency or authority from a country with an investment grade for its public debt, according to a classification performed by an international risk classification entity registered with the SVS, provided that its investments in Chile constitute less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies;

      (c) An investment fund whose investments in Chile represent less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies, provided that not more than 10% of the share value of the fund is directly or indirectly owned by Chilean residents;

      (d) A pension fund, i.e., those formed exclusively by natural persons that receive pensions out of an accumulated capital in the fund;

      (e)   A Foreign Capital Investment Fund, as defined in Law N(0) 18.657; or

      (f) Any other foreign institutional investor that complies with the requirements set forth through general regulations for each category of investor, prior information from the SVS and the Chilean tax authority or Servicio de Impuestos Internos ("SII").

      The foreign institutional investor must not directly or indirectly participate in the control of the corporations issuing the shares it invests in nor possess or participate in 10% or more of the capital or the profits of the same corporations.

      Other requirements for the exemption to apply are that the referred foreign institutional investors must execute a written contract with a bank or a stock broker, both incorporated in Chile. In this contract, the bank or stock broker undertake to perform the purchase and sale orders, as well as to verify the applicability of the tax exemption and inform the SII of the investors it operates with and the transactions it performs. Finally, the foreign institutional investor must register with the SII by means of a sworn statement issued by the entities referred above (bank or stock broker).

      The tax basis of Shares received in exchange for ADRs will be the acquisition value of the Shares on the date of exchange. The valuation procedure set forth in the Deposit Agreement, which values Shares which are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the surrender of ADRs for Shares and the immediate sale of the Shares for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile.

      The exercise of preemptive rights relating to the Shares will not be subject to Chilean taxation. Any gain on the sale of preemptive rights relating to the Shares will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter).

Other Chilean Taxes

      There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of the Shares by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by Foreign Holders of ADSs or Shares.

Withholding Tax Certificates

      Upon request, Quinenco will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Withholding Tax (net of applicable First Category Tax).

United States Tax Considerations

      The following is a summary of certain United States federal income tax consequences of the ownership of Shares or ADSs by an investor that is a U.S. Holder (as defined below) that holds the Shares or ADSs as capital assets. This summary does not purport to address all material tax consequences of the ownership of Shares or ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of the Company, investors that hold Shares or ADSs as part of a straddle or a hedging or conversion transaction or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar), some of which may be subject to special rules. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations there under, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

      For purposes of this discussion, a "U.S. Holder" is any beneficial owner of Shares or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation or partnership organized under the laws of the United States or any State, (iii) an estate whose income is subject to United States federal income tax regardless of its source or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust. The discussion does not address any aspects of United States taxation other than federal income taxation. Investors are urged to consult their tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of Shares and ADSs.

      In general, assuming that the representations of the Depositary are true and that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms, for United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADSs, and exchanges of Shares for ADSs, and ADSs for Shares, will not be subject to United States federal income tax.

      Cash Dividends and Other Distributions

      Under the United States federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (after reduction for any Chilean First-Category Tax that is credited against Chilean Withholding Tax, but before reduction for the net amount of Chilean Withholding
Tax) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. New tax legislation signed into law on May 28, 2003, provides for a maximum 15% United States tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation." A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or, according to the legislative history of the new legislation, its ADSs) are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. The ADSs are traded on the New York Stock Exchange. As a result, the Company may be treated as a qualified foreign corporation. However, if the Company is treated as a PFIC, as discussed below, it will not be a qualified foreign corporation. If the Company is a qualified foreign corporation, dividends paid to an individual U.S. Holder with respect to Shares or ADSs should, subject to generally applicable limitations, be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. However, due to the absence of specific statutory or regulatory provisions addressing the ADSs, there can be no assurance that such reduced rate will apply and each U.S. Holder should consult its own tax advisor regarding the treatment of dividends. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

      Subject to certain generally applicable limitations, the net amount of Chilean Withholding Tax (after reduction for the credit for Chilean First-Category Tax) paid over to Chile will be creditable against the U.S. Holder's United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States. In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

      Pro rata distributions of Shares or preemptive rights generally are not subject to United States federal income tax. The basis of the new Shares or preemptive rights (if such rights are exercised or sold) generally will be determined by allocating the U.S. Holder's adjusted basis in the old shares between the old Shares and the new Shares or preemptive rights received, based on their relative fair market values on the date of distribution (except that the basis of the preemptive rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old Shares at the time of distribution, unless the U.S. Holder irrevocably elects to allocate basis between the old Shares and the preemptive rights). The holding period of a U.S. Holder for the new Shares or preemptive rights will include the U.S. Holders holding period for the old Shares with respect to which the new Shares or preemptive rights were issued.

      Capital Gains

      U.S. Holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. U.S. Holders will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. Holder or by the Depositary equal to the difference between the amount realized and the U.S.

Holder's tax basis in the ADSs or Shares. Any gain recognized by a U.S. Holder generally will be treated as United States source income. Consequently, in the case of a disposition of Shares or preemptive rights (which, unlike a disposition of ADRs, will be taxable in Chile), the U.S. Holder may not be able to claim the foreign tax credit for Chilean tax imposed on the gain unless it appropriately can apply the credit against tax due on other income from foreign sources. Loss generally would be treated as United States source loss. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the long-term capital gain rate for an individual U.S. Holder is 20%.

      PFIC Rules

      Quinenco believes that it should not be treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes, although this conclusion is subject to some uncertainty given the lack of definitive asset values for non publicly-traded or illiquid assets. This conclusion is a factual determination made annually and thus may be subject to change.

      In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held the Company's ADSs or Shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportional share of the assets of the other corporation, and as receiving directly its proportional share of the other corporation's income. If the Company is treated as a PFIC, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Shares or ADSs and (b) any "excess distribution" by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the Shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

      Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.

      If the Company is treated as a PFIC, a U.S. Holder may be able to make a mark-to-market election if the Company's stock is treated as regularly traded on a registered national securities exchange or other exchange to the extent permitted by the IRS. If the election is made, the PFIC rules described above will not apply. Instead, in general, the electing U.S. Holder will be required to include as ordinary income each year the excess, if any, of the fair market value of the Shares or ADSs at the end of the taxable year over the U.S. Holder's adjusted tax basis in the Shares or ADSs. The electing U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis in the Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). An electing

U.S. Holder's tax basis in the Shares or ADSs will be adjusted to reflect any such income or loss amounts.

      Alternatively, a U.S. holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a "qualified electing fund" under section 1295 of the Internal Revenue Code. This option will not be available to U.S. Holders because the Company does not intend to comply with the requirements necessary to permit a U.S. Holder to make this election. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of holding Shares or ADSs if the Company is considered a passive foreign investment company in any taxable year.

      Information Reporting and Backup Withholding

      Dividends in respect of the Shares or ADSs and proceeds from the sale, exchange, or redemption of the Shares or ADSs may be subject to information reporting to the United States Internal Revenue Service and a backup withholding tax of 28% may apply unless the U.S. Holder furnishes a correct taxpayer identification number or certificate of foreign status or is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 and a non-U.S. Holder will provide such certification on Form W-8BEN.

F. Documents on Display

      All Company documents referred to in this Annual Report may be inspected at the Company's offices, located at Enrique Foster 20, 14th Floor, Las Condes, Santiago, Chile.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

      The following discussion about the Company's risk management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

      The Company faces material market risk exposures in four categories: interest rate risk, exchange rate risk, equity price risk and commodity price risk. None of the instruments, equity securities or commodities discussed below were entered into, acquired or held by the Company for trading purposes.

      Interest Rate Risk

      Of the Company's long-term interest bearing debt at December 31, 2002, Ch$294,008 million was fixed rate and Ch$344,145 million was variable rate; 78.0% of the Company's long-term interest bearing debt with fixed rate was indexed to the UF, 0.4% was indexed to the Chilean peso and 21.6% was indexed to foreign currencies. The Company's long-term interest bearing debt with variable rates was 64.9% indexed to the UF, 35.0% was dollar-denominated and tied to the LIBOR and 0.1% was other-denominated.

      The following table summarizes the debt obligations held by the Company at December 31, 2002. The table presents principal payments obligations in thousands of Chilean pesos categorized by maturity date and the related weighted-average interest rates. U.S. dollar-denominated liabilities and notional amounts have been converted to Chilean pesos based on the observed exchange rate of December 31, 2002, which was US$1.00 = Ch$718.61.

                                                                       Expected Maturity Date
                                         ---------------------------------------------------------------------------------
On Balance Sheet Financial                                                                                        2008 and
      Instruments                           2003           2004          2005        2006           2007         thereafter
      -----------                           ----           ----          ----        ----           ----         ----------
                                                                            (in thousands)
LONG-TERM DEBT

Fixed rate

US$-denominated                    Ch$   57,419,158     4,917,506        382,643           --             --              --

Weighted average interest rate                 5.37%         6.09%          5.97%          --             --              --

UF-denominated                     Ch$   20,414,300    44,473,186     23,095,847   22,671,491     20,109,448      98,691,831

Weighted average interest rate                 6.34%         6.39%          5.94%        5.77%          6.03%           6.41%

Ch$-denominated                    Ch$       32,716       389,273        282,729      220,899        220,899              --

Weighted average interest rate                 6.46%           --             --           --             --              --

Other-denominated                  Ch$      412,091       273,859             --           --             --              --

Weighted average interest rate                 3.26%           --             --           --             --              --

Sub-total                          Ch$   78,278,265    50,053,824     23,761,219   22,892,390     20,330,347      98,691,831

Variable rate

US$-denominated                    Ch$   17,769,390    33,476,960     64,315,595    5,173,992             --              --

Weighted average interest rate                 3.61%         3.54%          3.32%        3.61%            --              --

UF-denominated                           39,880,310    83,388,884     40,385,384   32,758,493      5,376,141      21,424,136

Weighted average interest rate     Ch$         4.31%         4.14%          4.28%        3.88%          4.70%           5.26%

Other-denominated                                --       126,607         69,481           --             --              --

Weighted average interest rate     Ch$           --         13.28%         13.29%          --             --              --

Sub-total                          Ch$   57,649,700   116,992,451    104,770,460   37,932,485      5,376,141      21,424,136
                                     --------------   -----------    -----------   ----------     ----------     -----------

Total                              Ch$  135,927,965   167,046,275    128,531,679   60,824,875     25,706,488     120,115,967
                                     ==============   ===========    ===========   ==========     ==========     ===========



On Balance Sheet Financial                              Fair
      Instruments                       Total           Value
      -----------                       -----           -----

LONG-TERM DEBT

Fixed rate

US$-denominated                       62,719,307      63,586,693

Weighted average interest rate              5.43%

UF-denominated                       229,456,103     236,504,680

Weighted average interest rate              6.25%

Ch$-denominated                        1,146,516         900,115

Weighted average interest rate             0,18%

Other-denominated                        685,950         664,294

Weighted average interest rate              1,96%

Sub-total                            294,007,876     301,655,782

Variable rate

US$-denominated                      120,735,937     121,240,281

Weighted average interest rate              3.44%

UF-denominated                       223,213,348     214,608,061

Weighted average interest rate              4.28%

Other-denominated                        196,088         196,088

Weighted average interest rate             13.29%

Sub-total                            344,145,373     336,044,430
                                     -----------     -----------

Total                                638,153,249     637,700,212
                                     ===========     ===========

      Foreign Currency Exchange Rate Risk

      At December 31, 2002, approximately 33.2% of the Company's short and long-term interest bearing debt of Ch$745,482 million was exposed to risk from exchange rate fluctuations between the Chilean peso and the U.S. dollar. As of December 31, 2002, the Company had entered into 90 day forward contracts for Ch$77,470 million (equivalent to US$107.8 million) to limit the exposure to fluctuations between the Chilean peso and the U.S. dollar. As of the same date, the Company had entered into forward and swap contracts with maturities of 90 days and 270 days for Ch$15,893 million (equivalent to US$22.1 million) to limit the exposure between the U.S. dollar and the Brazilian real. In addition, certain liabilities are considered hedge instruments of investments abroad, in accordance with Technical Bulletin 64.

      The following table summarizes the debt obligations sensitive to foreign currency exchange rates held by the Company at December 31, 2002 by maturity date. The table presents principal payment obligations in thousands of Chilean pesos by maturity date. The U.S. dollar-denominated debt, which have been converted to Chilean pesos based on the observed exchange rate of December 31, 2002, was US$1.00 = Ch$718.61.

                                                                        Expected Maturity Date
                                        ------------------------------------------------------------------------------

On Balance Sheet Financial                                                                                   2008 and
      Instruments                           2003            2004          2005          2006        2007    thereafter     Total
      -----------                           ----            ----          ----          ----        ----    ----------     -----
                                                                       (in thousands)
US$-denominated                 Ch$     139,217,056      38,394,466    64,698,238    5,173,992        --        --      247,483,752

Other currencies                Ch$       2,339,971         400,466        69,481           --        --        --        2,809,918

Total                           Ch$     141,557,027      38,794,932    64,767,719    5,173,992        --        --      250,293,670

      Equity Price Risk

      At December 31, 2002 the Company's carrying value of investments under the cost method was Ch$220 million. The market risk associated with these equity securities is the potential loss in fair value that would result from a decrease in their market price. As of December 31, 2002 a 10% decrease in the fair market value of these investments would not have a material impact on the results of operations of the Company.

      Commodity Price Risk

      Exposure to commodity price risk relates primarily to Madeco's inventories of copper and aluminum and Lucchetti's inventories of wheat and edible oil. Madeco uses significant amounts of copper and aluminum to manufacture its products. These metal inventories are subject to price-level restatements of its carrying amount with reference to trading prices at the London Metal Exchange. The differences arising from consecutive restatements appear as accounting gains or losses in Madeco's income statement's price-level restatements line. Market prices for copper and aluminum fluctuate widely and are affected by numerous factors beyond Madeco's control.

      To reduce the effects of metal price fluctuations on operating income, Madeco seeks to sell its copper and aluminum products on a "cost plus" basis, with reference to current market prices. Accordingly, Madeco's operating income has generally been determined by the value added to the final product since the price of copper and aluminum are components of the product's price and passed through directly to the final price of the product. However, operating margin (calculated as the percentage of operating income over net sales) is affected by changes in the prices of copper and aluminum since the product's price reflects the changes in metal prices.

      In addition, purchases of copper and aluminum are carried out at fair values and therefore Madeco hedges naturally through its operations the metal inventories that are periodically purchased as raw material and sold as a component of final products. During 2002, Madeco sold 75,868 metric tons of copper and 22,831 metric tons of aluminum in the form of finished goods.

      As of December 31, 2002 Madeco held inventories of copper and aluminum of 13,268 metric tons and 5,817 metric tons, respectively. A 10% adverse change during 2003 in metal prices with respect to 2002 year-end balances would result in a pre-tax accounting loss of approximately Ch$2,217 million.

      In addition, Lucchetti uses significant amounts of wheat and crude vegetable oil to produce pastas and edible oils, respectively. Lucchetti participates in a joint venture with its major competitor in order to negotiate advantageous terms in the purchase of wheat. As of December 31, 2002 Lucchetti had inventories of wheat and crude oil of 22,894 and 1,345 metric tons, respectively. A 10% adverse change in wheat and crude vegetable oil prices during 2003 with respect to 2002 year-end balances could have a material effect on Lucchetti's gross margins and results from operations should market conditions not allow it to transfer cost increases to the product prices.

Item 12. Description of Securities Other than Equity Securities

      Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      Not applicable.

Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

      Not applicable.

Item 15. (Reserved)

      The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have evaluated the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) within the last 90 days. These controls and procedures were designed to ensure that material information relating to the Company and its subsidiaries are communicated to the CEO and the CFO. Based on such evaluation, Quinenco's CEO and CFO concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in periodic SEC reports. There have been no significant changes in the Company's internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

Item 16. (Reserved)

      Not applicable.

                                    PART III

Item 17. Financial Statements

      Not applicable.

Item 18. Financial Statements

      Reference is made to pages F-1 through F-104.

Item 19. Exhibits

Index to Consolidated Financial Statements

Independent Auditors' Reports:

    Report of Ernst & Young ...........................................    F-2
    Report of PriceWaterhouseCoopers ..................................    F-4
    Report of Deloitte & Touche .......................................    F-6
    Report of PriceWaterhouseCoopers ..................................    F-8

Consolidated Financial Statements:
    Consolidated Balance Sheets at December 31, 2001 and 2002 .........    F-10
    Consolidated Statements of Income for each of the
       three years in the Period ended December 31, 2002 ..............    F-11
    Consolidated Statements of Cash Flows for each of the
       three years in the Period ended December 31, 2002 ..............    F-12
    Notes to the Consolidated Financial Statements ....................    F-13

Index to Exhibits

     Exhibit
       No.                                 Exhibit
       ---                                 -------

      1.1 By-Laws of Quinenco S.A. (incorporated by reference from Quinenco S.A. Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001).

      9.1 Amended Shareholders' Agreement, dated January 13, 2003, by and between FHI Finance Holding International B.V., Schorghuber Stiftung & Co. Holding K.G. and Quinenco S.A.

      10.1 Banco de Chile's Financial Statements at December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 (incorporated by reference from Item 18 of the Banco de Chile 2002 Annual Report on Form 20-F, filed on June 25, 2003).

      10.2 Banco de Chile's Guide 3 Data (incorporated by reference from Item 4 "Information on the Company - Selected Statistical Information" of the Banco de Chile 2002 Annual Report on Form 20-F, filed on June 25, 2003).

      10.3 Banco Edwards' Financial Statements at December 31, 2000 and 2001 and for the years ended December 31, 2000 and 2001 (incorporated by reference from Item 18 of the Banco Edwards 2001 Annual Report on Form 20-F, filed on June 28, 2002).

      10.4 Banco Edwards' Guide 3 Data (incorporated by reference from Item 4 "Information on the Company - Selected Statistical Information" of the Banco Edwards 2001 Annual Report on Form 20-F, filed on June 28, 2002).

      99.1 Certification of Chief Executive Officer of Quinenco S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      99.2 Certification of Chief Financial Officer of Quinenco S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          QUINENCO S.A.


                                          By: /s/ Luis Fernando Antunez
                                          ------------------------------------

                                              Name: Luis Fernando Antunez
                                              Title: Authorized Representative

Dated: June 26, 2003

                      Chief Executive Officer Certification

I, Francisco Perez Mackenna, certify that:

1.    I have reviewed this annual report on Form 20-F of Quinenco S.A;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

      Date: June 25, 2003


                                                 /s/ Francisco Perez Mackenna
                                                 ----------------------------
                                                   Francisco Perez Mackenna
                                                    Chief Executive Officer

                      Chief Financial Officer Certification

I, Luis Fernando Antunez, certify that:

1.    I have reviewed this annual report on Form 20-F of Quinenco S.A;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

      Date: June 25, 2003


                                                      /s/ Luis Fernando Antunez
                                                      -------------------------
                                                        Luis Fernando Antunez
                                                       Chief Financial Officer

                         QUINENCO S.A. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 18  Financial Statements
                                                                           Page
                                                                           ----
Report of Independent Auditors:
      Report of Ernst & Young............................................   F-2
      Report of PricewaterhouseCoopers...................................   F-4
      Report of Deloitte & Touche........................................   F-6
      Report of PricewaterhouseCoopers...................................   F-8

Consolidated Financial Statements:
      Consolidated Balance Sheets as of December 31, 2001 and 2002.......   F-10
      Consolidated Statements of Income for each of the three
         years in the period ended December 31, 2002.....................   F-11
      Consolidated Statements of Cash Flows for each of the three
         years in the period ended December 31, 2002.....................   F-12
      Notes to the Consolidated Financial Statements.....................   F-13

      Ch$   - Chilean pesos
      ThCh$ - Thousands of Chilean pesos
      US$   - United States dollars
      ThUS$ - Thousands of United States dollars
      UF- The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month's inflation rate (Note 2b))

Report of Independent Auditors

To the Board of Directors and Shareholders of Quinenco S.A. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Quinenco S.A and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income and cash flows for the years then ended all expressed in thousands of Chilean pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Madeco S.A. and subsidiaries, which statements reflect total assets of Ch$416,840 million and Ch$378,152 million as of December 31, 2001 and 2002, respectively, and total revenues of Ch$341,869 million and Ch$256,283 million for the years then ended. In addition, we did not audit the consolidated financial statements of Compania Cervecerias Unidas S.A., an investment that is reflected in the accompanying financial statements using the equity method of accounting. The investment in Compania Cervecerias Unidas S.A. accounted for Ch$130,600 million and Ch$133,519 million of total assets as of December 31, 2001 and 2002, respectively, and accounted for Ch$12,119 million and Ch$6,752 million of net income in 2001 and 2002, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quinenco S.A. and subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholder's equity as at December 31, 2001 and 2002, and the results of operations for each of the two years in the period ended December 31, 2002, to the extent summarized in Note 27 to the consolidated financial statements.


                     ERNST & YOUNG LTDA.

Santiago, Chile, March 15, 2003
(except for notes 26 and 27 for which the date is June 25, 2003)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
Quinenco S.A.

We have audited the accompanying consolidated statement of income of Quinenco S.A. and its subsidiaries and the related consolidated statement of cash flows for the year ended December 31, 2000, both expressed in thousands of constant Chilean pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the 2000 consolidated statements of income and of cash flows of Madeco S.A., a majority-owned subsidiary, which statements reflect total revenues of ThCh$ 321,661,385 for the year ended December 31, 2000. We also did not audit the 2000 statements of income and of cash flow of Banco de Chile and S.M. de Chile, as investments which are recorded using the equity method of accounting (see Note 10) and for which the participation in their net income was ThCh$ 605,868 and ThCh$ 2,312,411, respectively, in 2000. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeco S.A., Banco de Chile and S.M. Chile, is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in both Chile and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the consolidated statements of income and of cash flows of Quinenco S.A. and its subsidiaries audited by us present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in Chile.

As described in Note 2 b), the accompanying statements of income and of cash flow have been restated to reflect the effects of changes in the purchasing power of the Chilean peso on the Company's results operations.

Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income expressed in constant Chilean pesos for the year ended December 31, 2000 and the determination of shareholders' equity, also expressed in constant Chilean pesos at December 31, 2000, to the extent summarized in Note 26 to the consolidated financial statements.

As described in Note 3 to the consolidated financial statements, in conformity with generally accepted accounting principles in Chile, during 2000 the Company changed its method of accounting for deferred income taxes.


PRICEWATERHOUSECOOPERS

Santiago, Chile
February 28, 2001, except for Note 25, as to which the date is April 30, 2001 and the restatements to December 31, 2002 constant pesos, as to which the date is June 21, 2003.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Madeco S.A.

We have audited the consolidated balance sheets of Madeco S.A. and subsidiaries (the "Company") (a majority owned subsidiary of Quinenco S.A.) as of December 31, 2002 and 2001, and the related consolidated statements of income and of cash flows for the three years in the period ended December 31, 2002 all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Madeco S.A. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for the years ended December 31, 2002, 2001 and 2000 respectively, and the determination of the shareholders' equity at December 31, 2002 and December 31, 2001, to the extent summarized in Note 36 to the consolidated financial statements.

As explained in note 1 to the consolidated financial statements, the Board of Directors of the foreign subsidiary Metarlurgica Industrial Argentina S.A. decided to temporarily suspend the activities of the industrial plants of Quilmes, Barracas, Llavallol and San Luis starting January 1, 2002, having previously suspended that of Avellaneda.

As explained in note 34 to the consolidated financial statements, on March 4, 2003, the Group of Madeco S.A.(Quinenco and Subsidiaries) paid in further capital of ThCh$49,400,491.


DELOITTE & TOUCHE

Santiago, Chile
February 17, 2003, except for Note 34a, b, and c.
   as to which the date is March 4, 2003, Note 34d.
   as to which the date is April 9, 2003, and Note 36
   as to which the date is June 25, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

Santiago, January 30, 2003

To the Board of Directors and Shareholders
Compania Cervecerias Unidas S.A.

1 We have audited the accompanying consolidated balance sheets of Compania Cervecerias Unidas S.A. and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2002, expressed in constant Chilean pesos. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2 We conducted our audits in accordance with generally accepted auditing standards in both Chile and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3 As described in Note 1, the accompanying consolidated financial statements have been restated to reflect the effects of changes in the purchasing power of the Chilean peso on the Company's financial position and results of operations. Furthermore, the financial statements as of December 31, 2000 and 2001 and for the years then ended have been restated in terms of constant Chilean pesos of December 31, 2002 purchasing power.

4 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compania Cervecerias Unidas S.A. and its subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile.

5 Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income expressed in constant Chilean pesos for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity, also expressed in constant Chilean pesos, at December 31, 2000, 2001 and 2002 to the extent summarized in Note 24 to the consolidated financial statements.


      PRICEWATERHOUSECOOPERS

                         QUINENCO S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

             Restated for general price-level changes and expressed in constant December 31, 2002 Chilean pesos (Ch$) and US dollars (US$)

                                                                                               As of December 31,
                                                                             -----------------------------------------------------
                                                                                 2001                   2002                2002
                                                                             -------------         -------------         ---------
                                                                   Note                                                   (Note 2v)
Assets                                                                           ThCh$                  ThCh$                ThUS$
Current assets
Cash ........................................................        2           4,323,886             5,037,535             7,010
Time deposits ...............................................        4          17,831,771             6,730,065             9,365
Marketable securities .......................................        5           1,453,727             2,221,942             3,092
Accounts receivable, net ....................................        6          94,492,489            71,601,310            99,639
Notes and accounts receivable from related companies ........       21           9,418,117             3,313,589             4,611
Inventories, net ............................................        7          81,032,739            63,417,429            88,250
Other current assets, net ...................................        8          65,171,084           106,269,110           147,882
                                                                             -------------         -------------         ---------
       Total current assets .................................                  273,723,813           258,590,980           359,849
                                                                             -------------         -------------         ---------

Property, plant and equipment , net .........................        9         430,317,962           392,466,656           546,147
                                                                             -------------         -------------         ---------

Other assets
Long-term notes and accounts receivable from related
   companies ................................................       21              40,421             4,738,696             6,594
Investments in related and other companies ..................       10         489,597,930           493,161,438           686,271
Goodwill, net ...............................................       11         356,848,208           341,554,264           475,299
Other non-current assets ....................................       12          57,552,136            32,725,999            45,541
                                                                             -------------         -------------         ---------
       Total other assets ...................................                  904,038,695           872,180,397         1,213,705
                                                                             -------------         -------------         ---------
       Total assets .........................................                1,608,080,470         1,523,238,033         2,119,701
                                                                             =============         =============         =========

Liabilities and Shareholders' Equity
Current liabilities
Short-term bank loans .......................................       13         125,464,195           107,329,070           149,356
Current portion of long-term liabilities ....................       15          61,180,784           135,927,964           189,154
Accounts payable and supplier notes payable .................                   47,886,573            36,881,270            51,323
Notes and accounts payable to related companies .............       21             434,403               321,631               448
Accrued and other liabilities ...............................       14          28,676,623            23,361,817            32,510
                                                                             -------------         -------------         ---------
       Total current liabilities ............................                  263,642,578           303,821,752           422,791
                                                                             -------------         -------------         ---------

Long-term liabilities
Long-term debt ..............................................       15         324,316,971           302,489,676           420,937
Bonds payable ...............................................       15         215,573,534           199,735,609           277,947
Accrued expenses ............................................       14          14,279,816             7,362,575            10,246
                                                                             -------------         -------------         ---------
       Total long-term liabilities ..........................                  554,170,321           509,587,860           709,130
                                                                             -------------         -------------         ---------

Minority interest ...........................................       22          92,565,528            79,313,609           110,371
                                                                             -------------         -------------         ---------

Commitments and contingencies                                       19

Shareholders' Equity
Common stock 1,079,740,079 shares authorized, issued
   and outstanding with no par value) .......................       17         454,744,268           454,744,268           632,811
Reserves ....................................................       17          25,357,060            41,417,911            57,636
Retained earnings ...........................................       17         217,600,715           134,352,633           186,962
                                                                             -------------         -------------         ---------
       Total Shareholders' Equity ...........................                  697,702,043           630,514,812           877,409
                                                                             -------------         -------------         ---------

       Total Liabilities and Shareholders' Equity ...........                1,608,080,470         1,523,238,033         2,119,701
                                                                             =============         =============         =========

The accompanying Notes form an integral part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

             Restated for general price-level changes and expressed in constant December 31, 2002 Chilean pesos (Ch$) and US dollars (US$)

                                                                                      Years ended December 31,
                                                                  ---------------------------------------------------------------
                                                                      2000               2001              2002            2002
                                                                  ------------       ------------      ------------      --------
                                                         Note                                                            (Note 2v)
                                                                       ThCh$             ThCh$             ThCh$           ThUS$
Operating Results
Net sales ........................................                 479,743,594        488,258,497       396,298,694       551,479
Cost of sales ....................................                (383,003,286)      (387,902,319)     (315,941,435)     (439,656)
                                                                  ------------       ------------      ------------      --------
       Gross margin ..............................                  96,740,308        100,356,178        80,357,259       111,823
Administrative and selling expenses ..............                 (80,094,885)       (82,315,236)      (70,080,374)      (97,522)
                                                                  ------------       ------------      ------------      --------

       Operating income (loss) ...................                  16,645,423         18,040,942        10,276,885        14,301
                                                                  ------------       ------------      ------------      --------

Non-Operating Results
Interest income ..................................                   9,041,489          8,177,405         5,347,733         7,442
Non-operating income .............................        20        35,325,308        106,024,138        33,542,407        46,677
Interest expense .................................                 (39,242,169)       (60,779,543)      (50,727,151)      (70,591)
Non-operating expense ............................        20       (36,139,340)       (71,878,145)      (85,687,878)     (119,241)
Price-level restatement, net .....................         3        (6,343,441)       (10,950,796)       (8,895,937)      (12,379)
                                                                  ------------       ------------      ------------      --------

       Non-operating results .....................                 (37,358,153)       (29,406,941)     (106,420,826)     (148,092)
                                                                  ------------       ------------      ------------      --------
                                                                   (20,712,730)       (11,365,999)      (96,143,941)     (133,791)
        Income (loss) before taxes
Income taxes .....................................        16         7,541,236          4,892,540           141,436           197
                                                                  ------------       ------------      ------------      --------
                                                                   (13,171,494)        (6,473,459)      (96,002,505)     (133,594)
       Income (loss) before minority interest
Minority interest ................................        22         7,173,611         22,448,122        20,522,294        28,558
                                                                  ------------       ------------      ------------      --------

       Net income (loss) .........................                  (5,997,883)        15,974,663       (75,480,211)     (105,036)
                                                                  ============       ============      ============      ========

The accompanying Notes form an integral part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2002 Chilean pesos (Ch$) and US dollars (US$)

                                                                                             Year ended December 31,
                                                                           --------------------------------------------------------
                                                                               2000            2001            2002          2002
                                                                           ------------    ------------    ------------    --------
                                                                                                                           (Note 2v)
                                                                                ThCh$          ThCh$            ThCh$        ThUS$
Cash Flow From Operating Activities
Net income (loss) ......................................................     (5,997,883)     15,974,663     (75,480,211)   (105,036)
Adjustments to reconcile net income to net cash provided by
   operating activities that do not represent cash flows: ..............                                                         --
Depreciation ...........................................................     32,026,475      31,691,413      32,153,795      40,576
Amortization of goodwill, net ..........................................      9,906,456      19,043,171      18,642,824      25,943
Minority interest ......................................................     (7,173,611)    (22,448,122)    (20,522,294)    (28,558)
Price-level restatement, net ...........................................      6,343,441      10,950,796       8,895,937      12,379
(Gains) losses on sales of property, plant and equipment ...............        772,904         (33,225)         16,919          24
Participation in earnings of investments under equity method ...........    (17,799,494)    (37,339,984)    (25,183,352)    (35,045)
Dividends received from unconsolidated investments .....................     11,542,724      20,326,047      29,266,873      40,727
Gains on sales of investments and marketable securities ................     (9,083,910)    (37,700,207)       (401,720)       (559)
Write-offs and provisions ..............................................      9,509,130       9,986,267      43,421,100      17,732
Other ..................................................................      7,311,426      14,783,588      15,869,796      68,944
(Increase) decrease in accounts and notes receivable ...................    (13,507,182)     20,607,766       4,061,825       5,652
(Increase) decrease in inventories .....................................     (6,652,745)     10,780,849       7,782,599      10,830
(Increase) decrease in other assets ....................................    (36,819,019)    (34,695,767)     15,036,209      20,924
Increase (decrease) in accounts and notes payable ......................     26,395,296      (8,471,576)    (40,588,361)    (56,482)
(Decrease) increase in other current liabilities .......................     (8,689,979)        672,040      17,035,047      23,706
                                                                           ------------    ------------    ------------    --------
     Net cash flow provided by (used in) operating
     activities ........................................................     (1,915,971)     14,127,719      30,006,986      41,757
                                                                           ------------    ------------    ------------    --------

 Cash Flow From Investing Activities
Proceeds from sales of other investments ...............................     62,656,750     163,192,931         601,033         836
Proceeds from sales of property, plant and equipment ...................      7,907,441       1,572,628       2,771,550       3,857
Additions to property, plant and equipment .............................    (35,007,426)    (32,085,303)    (22,884,699)    (31,846)
Investments in other companies .........................................    (56,071,797)   (162,234,957)       (605,010)       (842)
Investments in time deposits ...........................................             --      (3,357,352)       (298,631)       (416)
Decrease (increase) in accounts receivable from related companies ......        (79,431)     (3,073,639)         37,337          52
Other investing activities (net) .......................................       (209,040)     (1,643,467)     21,255,867      29,580
                                                                           ------------    ------------    ------------    --------
     Net cash flow provided by (used in) investing
     activities ........................................................    (20,803,503)    (37,629,159)        877,447       1,221
                                                                           ------------    ------------    ------------    --------

Cash Flow From Financing Activities
Borrowings from banks and others .......................................    328,288,306     254,254,980     140,587,868     195,639
Dividends paid .........................................................    (54,193,315)     (1,745,795)     (7,910,663)    (11,008)
Payments of borrowings from banks ......................................   (282,016,776)   (445,842,480)   (160,448,096)   (223,276)
Increase in bonds payable ..............................................     38,988,045     148,578,240              --          --
Repayments of bonds payable ............................................     (4,690,826)     (8,012,116)    (17,270,697)    (24,033)
Capital increase in subsidiaries contributed by
  minority shareholders ................................................      3,801,035         745,516       1,089,701       1,516
(Increase) decrease in accounts payable to related companies ...........        701,278      (1,086,947)     45,468,113      63,272
Other financing activities (net) .......................................     (2,505,901)     (7,431,888)      3,613,931       5,029
                                                                           ------------    ------------    ------------    --------
     Net cash flow provided by (used in) financing
       activities ......................................................     28,371,846     (60,540,490)      5,130,157       7,139
                                                                           ------------    ------------    ------------    --------
Net (decrease) increase in cash and cash equivalents ...................      5,652,372     (84,041,930)     36,014,590      50,117
Price-level restatement of cash and cash equivalents ...................     (1,819,525)       (955,670)      2,571,986       3,579
           Cash and cash equivalents at beginning of  year .............    135,665,349     139,498,196      54,500,596      75,842
                                                                           ------------    ------------    ------------    --------
           Cash and cash equivalents at end of year ....................    139,498,196      54,500,596      93,087,172     129,538
                                                                           ============    ============    ============    ========

Supplemental cash flow information:
Interest paid ..........................................................    (41,012,363)    (57,778,220)    (43,559,252)    (60,616)
Income taxes paid ......................................................    (13,834,667)     (3,928,077)     (1,992,138)     (2,772)

The accompanying Notes form an integral part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 1 - THE COMPANY

The Company is a diversified company engaged in the industrial and financial services sectors primarily in the Southern Cone countries of South America. The Company provides banking and other financial services, through its unconsolidated investment in Banco de Chile formed by the merger between Banco de Chile and Banco de A. Edwards (Banco Edwards); produces bottles and distributes beer, wine, soft drinks and other beverages through an equity method investment in Compania Cervecerias Unidas S.A. ("CCU"); processes and distributes food through Empresas Lucchetti S.A. ("Lucchetti"); provides telecommunications services through Compania Nacional de Telefonos, Telefonica del Sur S.A. ("Telsur"); manufactures copper and aluminum products and consumer packaging products through Madeco S.A. ("Madeco"); is engaged in hotel services through Hoteles Carrera S.A. ("Hoteles Carrera"); and develops residential real estate in Chile through its equity investment in Habitaria S.A. ("Habitaria"). References herein to "Quinenco" or "The Parent Company" are to Quinenco S.A. and references herein to the "Company" are to Quinenco together with its consolidated subsidiaries and the companies in which Quinenco holds significant equity interests. Further details of the industries in which the Company operates are as a follows:

Financial Services: Banco de Chile, which provides financial services in Chile is an equity method investment of LQ Inversiones Financieras S.A. ("LQIF"), a consolidated subsidiary.

Between September 2, 1999 and October 26, 1999, Quinenco acquired a 51.17% controlling interest in Banco Edwards through a Purchase and Sale Agreement negotiated with Banco Edwards' controlling shareholder group, subsequent purchases on the open market, and a private transaction. On December 9, 1999, Quinenco subscribed to a capital increase of 814,635,802 shares, to maintain its 51.17% ownership interest. During 2000 and 2001, Quinenco held a 51.17% interest in Banco Edwards.

Quinenco acquired shares of Sociedad Matriz del Banco de Chile S.A. ("SM Chile") and Banco de Chile between October 18, 1999 and March 27, 2001 and as of December 31, 2000, 2001 and 2002 held voting interests of 12.38%, 52.66% and 52.16% in Banco de Chile, respectively, which translate into economic interests of 12.38%, 51.32% and 51.27% respectively. Hereafter, interest will refer to the voting interest held, unless otherwise specified. Banco de Chile, a Chilean private bank with branches in New York and Miami provides a range of services through its nationwide service network in Chile. SM Chile is the holding company that, before the merger of Banco de Chile and Banco Edwards on January 1, 2002, owned a direct interest of 28% in Banco de Chile and indirectly held an additional 63.64% through its wholly-owned subsidiary Sociedad Administradora de la Obligacion Subordinada SAOS S.A. ("SAOS").

In shareholders' meetings held on December 6, 2001 and December 18, 2001, in Banco de Chile and Banco Edwards respectively, it was agreed to merge the two banks. Pursuant to authorizations from the Chilean Superintendency of Banks and Financial Institutions ("SBIF") and a majority of the shareholders from both banks, Banco de Chile and Banco Edwards, merged operations effective January 1, 2002. As a consequence of the merger, Banco de Chile, the surviving entity and legal successor, absorbed Banco Edwards. Under the terms of exchange, Banco Edwards constituted 34% and Banco de Chile, 66% of the assets, liabilities and equity of the surviving entity.

As a result of the merger, the Company held a 51.35% interest in SM Chile and a further 20.22% interest in Banco de Chile.

                         QUINENCO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

SM Chile, after the merger of Banco de Chile and Banco Edwards on January 1, 2002, owned a direct interest of 18.48% in Banco de Chile and indirectly held an additional 42% through its wholly-owned subsidiary SAOS.

As of December 31, 2002, the Company, through its interests in Banco de Chile and SM Chile owns 52.16% of the voting rights and is entitled to 29.15% of the dividend rights in the merged bank.

Food and Beverage: CCU, an equity investee, has beer production facilities in Chile and Argentina for the domestic markets in those countries, and it bottles and distributes its proprietary brands, PepsiCo and Cadbury Holdings Ltd. brand soft drinks and mineral water in Chile. CCU markets and distributes brand beer through both domestic and international licensing agreements. Additionally, CCU produces Budweiser in Argentina and distributes it within Argentina and to other countries in the Southern Cone. CCU also owns a majority interest in Vina San Pedro, Chile's second largest winery. Quinenco owns its interest in CCU through a 50% interest in Inversiones y Rentas S.A. ("IRSA"). IRSA is a joint venture formed in 1986 between Quinenco and the Schorghuber Group, German brewers of the Paulaner beer brand. On April 17, 2003, the Schorghuber Group announced that it had sold its interest in IRSA to Heineken, the Dutch brewer. In June 2003 CCU began producing Heineken in Chile and Argentina. See Note 26 "Subsequent Events".

Lucchetti, a consolidated subsidiary, produces pasta, edible oil and packaged soups for the Chilean market through its production facilities in Chile. Until recently, Lucchetti produced pasta and imported edible oils for the Peruvian market. In 2000, 2001 and 2002, Lucchetti carried out capital increases giving Quinenco an ownership interest in Lucchetti of 86.97%, 93.25% and 93.69% as of those dates, respectively.

Lucchetti has had a presence in Peru since 1995 but in recent times has been faced with a political campaign against it due to the plant being located in an environmentally sensitive area in Chorrillos, Lima. This initially led to lower sales to the closure of the plant by an order of the Municipality of Chorrillos in January 2003. See Note 26 "Subsequent Events".

Since that date, the Company has started the process of liquidating its assets in order to pay off its bank loans and amounts due to suppliers and personnel. In accordance with accounting principles generally accepted in Chile, the Company has made a provision against the entire investment and for part of the accounts receivable of Lucchetti Peru S.A. ("Lucchetti Peru"), amounting to a total of ThCh$30,678,486 as of December 31, 2002.

Telecommunications: Telsur, a consolidated subsidiary held through VTR S.A. provides local telephone service in Regions VIII, IX, X and XI in the south of Chile.

Manufacturing: Madeco, a consolidated subsidiary, is a Chilean based manufacturer of copper, aluminum and optical fiber cable and wire products and other copper and aluminum products used in the telecommunications, construction, mining, energy and general industrial products sectors. Madeco is also a manufacturer of packaging for consumer products.

In the late 1990s, the Company expanded into Brazil by acquiring Ficap S.A. ("Ficap"), which is a manufacturer of copper and aluminum wire and cable products.

Until recently, Madeco had been engaged in the production of copper and aluminum wire and cable products and brass mills products in Argentina. As a result of the economic and political crisis in

                         QUINENCO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

Argentina, Madeco decided to temporarily close its Argentine subsidiary Decker-Indelqui and supply the Argentine market with products from Chile and Brazil. In Peru, Madeco owns Indeco, a wire and cable manufacturer.

In 1999, Madeco's four business units (wire & cable, brass mills, aluminum profiles and flexible packaging) were impacted by the economic deceleration in Latin America and the devaluation of the Brazilian currency. Thereafter the company initiated a slow but continuous recovery until the end of 2001 when telecom cable demand significantly declined and the Argentine economy collapsed.

Madeco's Board of Directors considered it necessary to initiate a long-term management plan oriented towards the industrial restructuring of Madeco. The main goal of the plan was to improve the use of resources and working capital as well as optimize the operating performance of its four business units, in order to allow Madeco to compete under better terms in the new market conditions.

During 2002, Madeco focused its efforts on restructuring its bank liabilities. On December 18, 2002, amended loan agreements were signed between Madeco and fourteen lenders. Bank loans of approximately US$120 million were restructured over a seven year period with a grace period of three years. The loan agreements provided for an up-front payment of 30% of the total restructured debt. See Note 26 "Subsequent Events".

As of December 31, 2002, Quinenco held a 53.41% interest in Madeco.

Real Estate and Hotel Administration: Hoteles Carrera operates five hotels in Chile. These are the Hotel Carrera in central Santiago (305 guest rooms) and the Hotel El Araucano in Concepcion (139 guest rooms), both of which Hoteles Carrera owns and operates, the La Serena Club Resort in La Serena (95 guest rooms), the Carrera Club Hotel in Iquique (76 guest rooms) and the Carrera Club Hotel in Antofagasta (137 guest rooms), which Hoteles Carrera leases and operates. Hotel Carrera in Santiago is a member of "The Leading Hotels of the World" program, which enables it to benefit from a worldwide cooperative reservations and promotion system. As of December 31, 2001 and 2002, Quinenco held an 89.95% interest in Hoteles Carrera.

During 2000, Quinenco acquired a 39.42% equity interest in Plava Laguna d.d. ("Plava Laguna"), a hotel and resort chain located in Croatia, on the Adriatic Sea. Plava Laguna's resorts had a total of 23,391 beds, and included hotels, apartments and campgrounds. On August 17, 2001, the Company sold its interest in Plava Laguna to Sutivan Investments Establishment ("Sutivan Investments"), a Company related to the Luksic Group for US$29.6 million.

Quinenco owns a 50% equity interest in Habitaria, a developer of residential real estate for Chilean families in the middle-income and upper-middle income segments. Habitaria is a joint venture between the Company and Ferrovial Inmobiliaria Chile, Ltda., a subsidiary of the Spanish company Ferrovial S.A..

                         QUINENCO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)    Basis of consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile, and specific guidelines issued by the Superintendency of Securities and Insurance ("SVS"), (collectively referred to as "Chilean GAAP").

The consolidated financial statements of Quinenco and its subsidiaries at December 31, 2001 and 2002 include the accounts of companies in which the Parent Company holds a direct or indirect ownership of more than 50%. However, they do not include the financial statements of Banco de Chile, SM Chile, and Banchile Seguros de Vida S.A. ("Banchile"), because banking and insurance operations are generally not consolidated with non-financial businesses in Chile, primarily due to the dissimilarity of both the nature of the operations and the related accounting policies. The SVS has authorized the Company not to consolidate the financial statements of Banco de Chile, SM Chile and Banchile.

SM Chile's wholly-owned subsidiary, SAOS has significant liabilities (the "subordinated debt obligation") with the Chilean Central Bank in the amount of UF 53,272,419 as of December 31, 2002. Under Chilean GAAP, as permitted by law, such liabilities are not included in SM Chile's financial statements. See Note 10.

Lucchetti has not consolidated the subsidiary Lucchetti Peru as of December 31, 2002 as a result of action taken by Peruvian government as detailed in Note 19
d). This action resulted in the closure of the plant and the initiation of a process to liquidate its assets. This decision is based on the provisions of Technical Bulletin N(degree) 64 of the Chilean Association of Accountants and SVS Resolution N(degree) 01642 dated March 11, 2003, which authorized the non-consolidation of Lucchetti Peru.

The consolidated financial statements as of and for the years ended December 31, 2000, 2001 and 2002 include the following subsidiaries:

                                                                    At December 31,
                                                            -----------------------------
                                                             2000         2001       2002
                                                            -----        -----      -----
                                                               %           %          %
Percentage of Direct and Indirect Ownership:
Lucchetti and subsidiaries............................      86.97        93.25      93.69
Telsur and subsidiaries...............................      73.56        73.56      73.56
Madeco and subsidiaries...............................      56.11        56.11      53.41
Hoteles Carrera.......................................      87.19        89.95      89.95

All significant intercompany balances and transactions have been eliminated in consolidation, as well as any unrealized gains or losses arising from such transactions. The participation of minority shareholders in subsidiaries has been given effect in the consolidated financial statements under the caption Minority Interest.

The preparation of financial statements in conformity with Chilean GAAP, along with the reconciliation to generally accepted accounting principles in the United States of America ("US GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and

                         QUINENCO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In addition, certain reclassifications have been made in the 2000 and 2001 amounts to conform to the 2002 presentation.

b)    Price-level restatement

The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Association of Statistics, which was 4.7%, 3.1% and 3.0% for the years ended November 30, 2000, 2001 and 2002, respectively. The index is based on the "prior month rule"; pursuant to which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or of the transaction.

This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements for the years ended December 31, 2000 and 2001 and the amounts disclosed in the related footnotes have also been restated using the same index in terms of Chilean pesos of December 31, 2002 purchasing power.

The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power, and to include in net income for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the CPI. The adjustments to the closing value of UF-denominated assets and liabilities are included in the Price-level restatement account in the Consolidated Statement of Income. Each UF was equivalent to Ch$15,769.92 as of December 31, 2000, Ch$16,262.66 as of December 31, 2001, and Ch$16,744.12 as of December 31, 2002. Price-level restatement also includes foreign exchange differences as described below.

c)    Assets and liabilities in foreign currency

Balances in foreign currency included in the Consolidated Balance Sheets and detailed in Note 18 have been translated into Chilean pesos at the Observed Exchange Rates determined by the Central Bank of Chile in effect at each year end (historical rates of Ch$573.65 per US$1 as of December 31, 2000, Ch$654.79 per US$1 as of December 31, 2001 and Ch$718.61 per US$1 as of December 31,
2002).

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

d)    Cash and cash equivalents

The Company considers all short-term, highly liquid investment securities with original maturities of three months or less to be cash equivalents for the purposes of the Consolidated Statements of Cash Flows:

                                                                                       As of December 31,
                                                                     -----------------------------------------------------
                                                                        2000                  2001                 2002
                                                                     -----------           ----------           ----------
                                                                         ThCh$                ThCh$                ThCh$
Cash .....................................................             5,152,046            4,323,886            5,037,535
Time deposits that are cash equivalents (Note 4) .........            15,466,135           17,831,771            6,730,065
Money market funds (Note 5) ..............................             3,419,313              944,689            1,951,784
Securities purchased under agreements to resell
(Note 8) .................................................           115,460,702           31,400,250           79,367,788
                                                                     -----------           ----------           ----------
       Total .............................................           139,498,196           54,500,596           93,087,172
                                                                     ===========           ==========           ==========

e)    Time deposits and marketable securities

Time deposits are stated at cost plus interest and price-level restatement (indexation) accrued at each year-end.

Marketable securities are valued as follows:

Shares: At the lower of restated cost plus price-level restatement or market value of the portfolio at each year-end. Shares include the quoted shares of companies in which both the Company's shareholding is less than 10% of the investee's capital and the Company does not exert significant influence over the investee.

Money market funds: At the quoted redemption value of the respective share at each balance sheet date.

f)    Accounts receivable

Accounts receivables are shown net of the allowance for doubtful accounts. Allowances are recorded at the end of each period based on those balances considered to be of doubtful recovery due to the age of the receivable.

g)    Inventories

Raw materials are valued at the lower of their restated cost or current replacement cost. Work-in-process and finished goods are shown at restated cost, which includes related direct and indirect manufacturing expenses. Supplies, spare parts and other inventories are shown at their restated cost. Inventory values do not exceed net realizable values and are reflected in income on the basis of average cost. A provision has been made related to discontinued products and products with low turnover.

h)    Other current assets

Other current assets correspond principally to recoverable income taxes, deferred income taxes, prepaid expenses, disposable assets held for sale, the fair value effect of derivative financial instruments and securities purchased under agreements to resell. These securities represent investments in promissory notes issued by the Central Bank of Chile and Treasury Bills, which were purchased at a discount under

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

agreements to resell at a fixed price. They are valued at their present value calculated on the basis of the discount rate used to determine the price of each instrument on the date of acquisition.

i)    Property, plant and equipment

Property, plant and equipment are stated at cost plus price-level restatement and include construction and financing costs incurred until the assets are in a condition to be used, applying the average cost of financing. Such costs exclude foreign exchange gains and losses that are included in the Consolidated Statements of Income.

In substantially all cases, depreciation is determined by the straight-line method based on the estimated useful lives of the assets and where applicable as a function of the production units for certain plants (see Note 9).

In accordance with instructions issued by the SVS, property, plant and equipment include the revaluation increment arising from the technical appraisals of certain assets which were carried out in 1979 and 1986.

Property, plant and equipment are shown net of allowances for obsolescence.

Assets acquired under capital lease contracts are recorded at their present value, calculated using the contracted monthly installments plus the purchase option and using the interest rate implicit in the respective contract. The corresponding liability is shown net of deferred interest. Assets obtained under financial contracts are not the legal property of the Company until it exercises the related purchase option. Therefore, the Company cannot freely dispose of them.

j)    Investments in related companies

Investments in related companies over which the Company has significant influence, are included in Other assets and are recorded using the equity method. Accordingly, the Company's proportional share in the net income (or loss) of each investee is recognized in the non-operating income and expense classification in the Consolidated Statements of Income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

Investments in majority-owned subsidiaries in the development stage are also recorded using the equity method on the balance sheet, but the Company's share of the investee's results of operations during the development stage are taken to a reserve which forms part of Shareholders' equity.

Equity movements that do not affect the income of the related companies are shown proportionally as a charge or credit to the account Other reserves in Shareholders' equity.

k)    Other investments

Other investments in which the Company has less than 10% of the voting stock of the investee, which are considered to be permanent are valued at the lower of cost plus price-level restatement or market value. They are shown under the caption Other assets. Dividends from such investments are recognized as income when received.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

l)    Goodwill and negative goodwill

Under Chilean GAAP, goodwill arises from the excess of the purchase price of companies acquired over their net book value; negative goodwill arises when net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method. Both goodwill and negative goodwill are normally amortized over the maximum period of twenty years considering the expected period of return of the investments. Chilean GAAP also provides that goodwill and negative goodwill amortization may be accelerated if the proportional net income or net loss of the Investee Company exceeds the respective straight-line amortization amount.

m)    Bonds payable

Bonds payable are included in liabilities at their par value plus accrued price-level restatement and interest. The discount that arises from the difference between par value and the proceeds actually received is included in Other assets and is amortized using the straight-line method.

n)    Employee severance indemnities

Certain subsidiaries with agreements to pay severance indemnities calculate the respective liability based on a present value method (accrued cost of the benefit method), assuming real annual discount rates of between 6% and 7% and an estimated remaining service period of each employee until retirement.

o)    Employee vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis as employees earn the vacations.

p)    Deferred income tax

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60 and 71 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method.

Previously, deferred income taxes attributable to those temporary differences related to items that were treated differently for tax and accounting purposes were not recorded as they were considered to be offsetting and temporary in nature and thus were not required to be recorded pursuant to Technical Bulletin No. 41 of the Chilean Association of Accountants.

As a transitional provision, a contra asset or liability was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. The contra asset or liabilities, defined as "complementary accounts", are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

q)    Revenue recognition

The Company recognizes revenues when goods are shipped or services are provided. Revenues from telephone line installation contracts (Madeco) are recognized by the percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for anticipated contract losses are recognized at the time they become known.

In addition to services invoiced, Hoteles Carrera recognizes as operating revenues an estimate of services provided and not invoiced through year-end. This estimate has been valued using actual rates corresponding to the period in which the services were provided. Accordingly, the cost related to this service has been included in cost of sales in the income statement.

r)    National and international long-distance traffic

The subsidiaries in the telecommunications sector maintain a policy of recognizing revenues when the services are provided. Accordingly, revenues for each year include both services billed and services provided but unbilled at the end of the year. The unbilled services are accrued based on a calculation of the unbilled time for domestic and international telephone and data transmission services and the average telephone rates in effect during the corresponding year in which the services are rendered. The related cost of such services is included in Operating costs in the Consolidated Statement of Income. The estimated amounts recorded for unbilled services and related costs do not differ materially from the actual amounts of services normally billed within the following two months and the actual costs incurred and paid in the subsequent period.

s)    Translation of foreign currency financial statements

In accordance with Technical Bulletin N(degree) 64 of the Chilean Association of Accountants (BT 64), the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations are remeasured using the US dollar as the functional currency and then translated into Chilean pesos at the year end exchange rate. Accordingly, the financial statements of both the Company's subsidiaries in South America (principally Argentina, Brazil Peru) and Banco de Chile's branches in the United States are prepared in accordance with Chilean GAAP, with the exception of price-level restatement, and are then remeasured into US dollars as follows:

o Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

o All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the US dollar and the local currency.

o Income and expense accounts are translated at average rates of exchange between the US dollar and the local currency.

o Any exchange differences are included in the results of operations for the period.

In the Parent Company's books, price-level restatements based on Chilean inflation are applied to the beginning balance of the investment account and then the participation in the net income of the subsidiary (determined as described above) is recorded. The Parent Company then compares this value to its participation in the equity of the investee as remeasured into US dollars and translated into Chilean pesos. The difference is recorded as an adjustment to the investment account with a corresponding adjustment to the cumulative translation account in Shareholders' equity.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

In addition, as required by Technical Bulletin N(degree) 64, the Company records the effect of foreign exchange adjustments arising from hedge transactions that cover the exposure of foreign investments, Accordingly, the excess of exchange losses over related price-level restatements is also charged to the Cumulative translation account.

t)    Changes of interest when investee sells stock

When an investee increases capital through sales of additional shares, the Company's percentage ownership interest in the investee may increase or decrease depending on whether all shareholders subscribe their proportional amount. As a result, the Company's proportional carrying amount per share may vary; any differences that arise are reflected as non-operating gains or losses in the Consolidated Statements of Income in the period the change of interest transaction occurs.

u)    Accumulated deficit during development period

In accordance with Circular N(degree) 981 of the Superintendency of Securities and Insurance, disbursements made during the organization and start-up stage that are not assignable to tangible or intangible assets are included in Shareholders' equity in the Balance Sheets under the caption Accumulated Deficit During Development Period.

v)    Basis of translation to US dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying Consolidated Financial Statements (except the footnotes) as of and for the year ended December 31, 2002 are presented solely for the convenience of the reader at the December 31, 2002 exchange rate of Ch$ 718.61 per US$ 1. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at such rate or any other rate. All other US dollar amounts included in the footnotes represent the actual dollars at the date of the transaction.

w)    Financial derivative instruments

The Company maintains forward foreign exchange contracts and foreign exchange swap contracts to cover the risks of fluctuation in exchange rates between the Chilean peso, US dollar and Brazilian Real. The Company enters into forward foreign exchange contracts to mitigate the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers and the purchase of supplies and raw materials. These derivative instruments are recorded in the balance sheet at fair value as other assets or liabilities, with a credit or charge to income, respectively.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 3 - PRICE-LEVEL RESTATEMENT

The application of price-level restatement as described in Note 2 b) resulted in net (charges)/credits to income, the effects of which are summarized as follows:

                                                                                         Credit (charge) Year ended December 31,
                                                                                  -------------------------------------------------
                                                                                      2000               2001               2002
                                                                                  -----------        -----------        -----------
                                                                                      ThCh$              ThCh$               ThCh$
Property, plant and equipment, net ........................................        12,993,491          8,630,002          8,017,845
Inventories ...............................................................         2,025,742         (2,834,029)         2,133,472
Other current assets ......................................................           812,670          1,088,472            441,575
Other assets ..............................................................        28,308,265         30,865,884         29,745,791
Other non-monetary liabilities ............................................        (5,146,829)        (6,204,113)        (3,105,397)
Shareholders' equity, net .................................................       (31,527,939)       (20,339,921)       (20,147,714)
 Income and expense accounts in terms of period-end constant
   Chilean pesos ..........................................................          (466,790)           (97,599)           838,660
Net adjustment of assets and liabilities indexed in UFs ...................       (11,753,946)       (15,004,620)       (12,901,125)
                                                                                  -----------        -----------        -----------
       Subtotal ...........................................................        (4,755,336)        (3,895,924)         5,023,107
Net adjustment of assets and liabilities denominated in
   foreign currency .......................................................        (1,588,105)        (7,054,872)       (13,919,044)
                                                                                  -----------        -----------        -----------
       Price-level restatement, net .......................................        (6,343,441)       (10,950,796)        (8,895,937)
                                                                                  ===========        ===========        ===========

NOTE 4 - TIME DEPOSITS

Time deposits are summarized as follows:

                                                                                                                At December 31,
                                                                                                        ----------------------------
                                                                                                            2001              2002
                                                                                                        ----------         ---------
                                                                                                           ThCh$             ThCh$
Time deposits in UF ...........................................................                         10,265,393         2,403,554
Time deposits in Chilean pesos ................................................                            146,137           133,396
Time deposits in US dollars ...................................................                          6,831,725         2,375,752
Time deposits in other foreign currencies .....................................                            588,516         1,817,363
                                                                                                        ----------         ---------
       Total ..................................................................                         17,831,771         6,730,065
                                                                                                        ==========         =========

NOTE 5 - MARKETABLE SECURITIES

Marketable securities are summarized as follows:

                                                                                                                At December 31,
                                                                                                        ----------------------------
                                                                                                            2001              2002
                                                                                                        ----------         ---------
                                                                                                           ThCh$              ThCh$
Marketable equity securities ..................................................                            509,038           254,227
Money market funds ............................................................                            944,689         1,951,784
Other .........................................................................                                 --            15,931
                                                                                                        ----------         ---------
       Total marketable securities ............................................                          1,453,727         2,221,942
                                                                                                        ==========         =========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 6 - ACCOUNTS RECEIVABLE

a)    Accounts receivable are summarized as follows:

                                                                                    At December 31,
                                                                             ----------------------------
                                                                                2001             2002
                                                                             -----------      -----------
                                                                                ThCh$            ThCh$
Trade accounts receivable ........................................            88,391,662       68,886,327
Notes receivable .................................................            13,652,376       12,669,142
Other accounts receivable ........................................             7,187,233        4,384,716
Allowance for doubtful accounts ..................................           (14,738,782)     (14,338,875)
                                                                             -----------      -----------
       Total .....................................................            94,492,489       71,601,310
                                                                             ===========      ===========

b) Changes in the allowance for doubtful accounts for the years ended December 31, 2001 and 2002 are as follows:

                                                                                    At December 31,
                                                                             ----------------------------
                                                                                2001             2002
                                                                             -----------      -----------
                                                                                ThCh$            ThCh$
Balance at beginning of year .....................................            15,859,681       14,738,782
Price-level restatements .........................................              (456,626)        (395,850)
Effect of devaluation of foreign currencies ......................                    --       (2,998,406)
Effect of non-consolidation of the subsidiary Lucchetti Peru .....                    --       (1,147,933)
Charged to expenses ..............................................             5,916,496        7,328,079
Write-offs .......................................................            (6,580,769)      (3,185,797)
                                                                             -----------      -----------
      Balance at end of year .....................................            14,738,782       14,338,875
                                                                             ===========      ===========

NOTE 7 - INVENTORIES

a)    Inventories are summarized as follows:

                                                                                    At December 31,
                                                                             ----------------------------
                                                                                2001             2002
                                                                             -----------      -----------
                                                                                ThCh$            ThCh$
Raw materials ....................................................            27,668,984       18,739,355
Finished goods ...................................................            24,944,079       19,485,949
Work-in-process ..................................................            13,042,978        9,772,683
Supplies .........................................................            10,309,180        7,827,620
Other ............................................................             5,067,518        7,591,822
                                                                             -----------      -----------
       Inventories, net ..........................................            81,032,739       63,417,429
                                                                             ===========      ===========

Inventories are presented net of the allowance for obsolescence of ThCh$3,141,288 and ThCh$4,567,656 in 2001 and 2002, respectively.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

b) Changes in the allowance for obsolescence for the year ended December 31, 2001 and 2002 are as follows:

                                                                                         At December 31,
                                                                              -----------------------------------
                                                                                  2001                   2002
                                                                              -----------            ------------
                                                                                  ThCh$                  ThCh$
Balance at beginning of year ......................................             2,960,674               3,141,288
Price level restatements ..........................................               (86,172)                (88,518)
Effect of devaluation of foreign currencies .......................                47,609                (429,283)
Effect of non-consolidation of the subsidiary Lucchetti Peru ......                    --                (102,180)
Transfer to long term other assets ................................               226,820                (147,286)
Charged to expenses ...............................................               681,568               2,482,586
Write-offs ........................................................              (689,211)               (288,951)
                                                                              -----------            ------------
      Balance at end of year ......................................             3,141,288               4,567,656
                                                                              ===========            ============

NOTE 8 - OTHER CURRENT ASSETS

Other current assets are summarized as follows:

                                                                                         At December 31,
                                                                              -----------------------------------
                                                                                  2001                   2002
                                                                              -----------            ------------
                                                                                  ThCh$                  ThCh$
Securities purchased under agreements to resell ...................            31,400,250              79,367,788
Recoverable income taxes, net (see Note 16 a)) ....................             9,135,765               6,605,529
Prepaid expenses ..................................................             1,979,900               2,504,482
Deferred income taxes, net (see Note 16 b)) .......................             6,731,692               2,401,133
Property, plant and equipment held for sale, net ..................            10,813,214              10,512,448
Derivative financial instruments ..................................                    --               2,542,092
Other .............................................................             5,110,263               2,335,638
                                                                              -----------            ------------
       Total ......................................................            65,171,084             106,269,110
                                                                              ===========            ============

Property, plant and equipment held for sale are shown net of allowances to reflect those assets at their net realizable values. Such allowances amounted to ThCh$7,822,768 in 2001 and ThCh$9,316,068 in 2002.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

                                                                                                           At December 31,
                                                                                              -------------------------------------
                                                                                                  2001                      2002
                                                                                              ------------             ------------
                                                                                                  ThCh$                    ThCh$
Land .............................................................................              25,024,297               23,588,958
                                                                                              ------------             ------------

Buildings and infrastructure .....................................................             199,868,444              188,837,850
Accumulated depreciation .........................................................             (60,655,967)             (54,815,909)
                                                                                              ------------             ------------
       Subtotal buildings and infrastructure, net ................................             139,212,477              134,021,941
                                                                                              ------------             ------------

Machinery and equipment ..........................................................             383,283,954              403,405,296
Accumulated depreciation .........................................................            (189,905,122)            (224,346,611)
                                                                                              ------------             ------------
       Subtotal machinery and equipment, net .....................................             193,378,832              179,058,685
                                                                                              ------------             ------------

Other property, plant and equipment:
Leased assets ....................................................................              27,582,626               15,173,472
Construction in progress .........................................................              15,619,590                8,269,681
Furniture and fixtures ...........................................................               9,495,439                9,697,707
Office equipment .................................................................               4,142,369                4,326,345
Tools and others .................................................................               2,695,782                2,602,987
Computer software ................................................................               3,523,024                5,217,231
Computers ........................................................................               2,486,811                1,102,122
Materials and replacement parts ..................................................               1,446,970                1,486,273
Other property, plant and equipment ..............................................               6,659,821                7,261,264
Accumulated depreciation .........................................................             (21,951,875)             (20,449,934)
                                                                                              ------------             ------------
       Subtotal other property, plant and equipment, net .........................              51,700,557               34,687,148
                                                                                              ------------             ------------

Revaluation from technical appraisals:
Land .............................................................................               5,902,626                6,026,226
Buildings and infrastructure .....................................................              17,427,141               17,882,679
Machinery and equipment ..........................................................               2,068,820                2,068,563
Accumulated depreciation .........................................................              (4,396,788)              (4,867,544)
                                                                                              ------------             ------------
       Subtotal revaluation from technical appraisals, net .......................              21,001,799               21,109,924
                                                                                              ------------             ------------
             Total property, plant and equipment, net ............................             430,317,962              392,466,656
                                                                                              ============             ============

Depreciation expense for the years ended December 31 are summarized as follow:

                                                                              Years ended December 31,
                                                                ----------------------------------------------
                                                                    2000              2001               2002
                                                                ----------         ----------       ----------
                                                                   ThCh$              ThCh$            ThCh$
Operating expenses ......................................       27,760,670         28,401,120       25,746,056
Administration and sales expenses .......................        4,265,805          3,290,293        3,412,528
Non-operating expenses ..................................               --                 --        2,995,211
                                                                ----------         ----------       ----------
Total ...................................................       32,026,475         31,691,413       32,153,795
                                                                ==========         ==========       ==========

Depreciation expense included depreciation of the revaluation from technical appraisals of ThCh$469,195, ThCh$465,173, and ThCh$487,461 in 2000, 2001, and
2002, respectively.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

During the month of January 2002, the production activities of the Quilmes, Barracas, San Luis and Llavallol properties of Madeco's subsidiary Decker Indelqui S.A. were suspended. Property, plant and equipment involved in the temporary shutdown have a net carrying value of approximately ThCh$25,935,400. Madeco has continued depreciating these assets as a non-operating expense.

In light of the economic situation in Argentina, Madeco wrote-down fixed assets and certain other long-term assets in the amount of ThCh$12,834,224 and ThCh$4,694,239 in 2001 and 2002, respectively. The charge was included in Other non-operating expenses.

The estimated useful lives of the principal categories of property, plant and equipment are as follows:

                                                                       Years
                                                                      --------

Buildings and installations...................................           60
Machinery and equipment.......................................        10 to 20
Telephone plant and equipment.................................        10 to 30
Other fixed assets............................................        10 to 20

The revaluation from technical appraisals is being amortized over the remaining lives of the respective assets.

Financing costs capitalized during construction periods amounted to ThCh$349,172, ThCh$652,259 and ThCh$310,081 during 2000, 2001 and 2002, respectively.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 10 - INVESTMENTS

The carrying value of investments in related companies and other investments are a follows:

                                                                         Percentage owned               At December 31,
                                                                      --------------------------------------------------------
                                                                        2001           2002          2001             2002
                                                                      -------        -----------------------       -----------
                                                                          %             %           ThCh$              ThCh$
Related Companies
Inversiones y Rentas S.A. (1) ..............................            50.00          50.00     130,600,301       133,519,063
Banco Edwards (2) ..........................................            51.17             --     126,172,655                --
Banco de Chile (2) .........................................             4.27          20.22      17,500,057       124,983,749
SM Chile series "A","B","D" and "E" (2) ....................            51.35          51.35     163,272,808       180,679,702
Entel (3) ..................................................             5.69           5.69      29,387,815        31,006,039
Habitaria (4) ..............................................            50.00          50.00       8,254,600         8,695,527
Lucchetti Peru (5) .........................................               --          93.69              --                 1
Other ......................................................          Various        Various      13,807,520        14,057,444
                                                                                                 -----------       -----------
       Subtotal ............................................                                     488,995,756       492,941,525
Other investments ..........................................                                         602,174           219,913
                                                                                                 -----------       -----------
       Total ...............................................                                     489,597,930       493,161,438
                                                                                                 -----------       -----------

Proportional share of net income (losses) of equity method investment are as follow:

                                                                                         Year ended December 31,
                                                                          ------------------------------------------------
Company                                                                       2000              2001               2002
                                                                          -----------       -----------        -----------
                                                                             ThCh$             ThCh$               ThCh$
Proportional share of net income
   Inversiones y Rentas S.A. (1) ..............................             8,386,180        12,118,983          6,751,894
   Banco Edwards (2) ..........................................             1,725,973         5,325,398                 --
   Banco de Chile (2) .........................................               605,868         3,821,404         10,640,557
   SM Chile series "A","B","D" and "E" (2) ....................             2,312,411        12,171,348          4,783,180
   Entel (3) ..................................................             4,061,866         3,173,738          2,337,493
   Habitaria (4) ..............................................                    --           214,914            448,881
   Plava Laguna (Croatia) (6) .................................               565,924                --                 --
   Other ......................................................             1,123,023           654,024            714,597
                                                                          -----------       -----------        -----------
       Subtotal ...............................................            18,781,245        37,479,809         25,676,602
                                                                          -----------       -----------        -----------
Proportional share of net loss
   Habitaria (4) ..............................................              (424,051)               --                 --
   Other ......................................................              (557,700)         (139,825)          (493,250)
                                                                          -----------       -----------        -----------
       Subtotal ...............................................              (981,751)         (139,825)          (493,250)
                                                                          -----------       -----------        -----------
             Total ............................................            17,799,494        37,339,984         25,183,352
                                                                          ===========       ===========        ===========

(1) Inversiones y Rentas S.A. is a joint venture holding company through which the Company's ownership interests in CCU is held.

(2)   Financial Services investment

SM Chile and Banco de Chile

Between October 18, 1999 and December 30, 1999, Quinenco acquired an 8.47% voting interest in Banco de Chile through the purchase of shares of Banco de Chile and its holding company SM Chile. Until December 31, 2001, prior to the merger of Banco de Chile and Banco Edwards on January 1, 2002, SM Chile directly owned 28% of Banco de Chile and indirectly held an additional 63.64% through its wholly owned subsidiary, SAOS.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

Through a public tender offer which was completed on March 6, 2001, the Company acquired 28.4 million; 550.0 million; 21.5 million and 29.2 million series A, B, D and E shares of SM Chile, respectively, for a total price of ThCh$ 36,212,201 (historical). This investment was further increased by Quinenco on March 27, 2001 through the acquisitions from Empresas Penta and other companies of 1,466.8 million shares of Banco de Chile and 79.5 million, 4,144.1 million, 90.7 million and 18.6 million series A, B, D and E shares of SM Chile respectively for a total price of ThCh$ 304,127,162 (historical). The purchases during 2001 generated goodwill of ThCh$ 220,679,155 (historical). As of December 31, 2001, the Company held a 51.35% interest in SM Chile and a further 4.27% interest in Banco de Chile. As a result, Quinenco exercises control over Banco de Chile.

The voting rights of 41,179 million shares of Banco de Chile belonging to SM Chile and to SAOS are exercised by the shareholders of SM Chile who attend the bank's shareholders' meetings. The rights corresponding to the shares owned by SM Chile are exercised by all of the series' shareholders, (i.e. Series A, B, D, and E). Those rights corresponding to the shares owned by SAOS are exercised by Series A, B and D shareholders. As a consequence of the above, the Company held 52.66% of the total voting rights of Banco de Chile as of December 31, 2001.

Banco Edwards

Between September 2, 1999 and October 26, 1999, Quinenco acquired a 51.17% controlling interest in Banco Edwards through a Purchase and Sale Agreement negotiated with Banco Edwards' controlling shareholder group, subsequent purchases on the open market, and a private transaction. These purchases totaling ThCh$167,859,780 generated goodwill of ThCh$86,478,915.

On December 9, 1999, Banco Edwards issued 1,591,836,735 new shares, through a rights offering. As a result of the offering, the Company acquired 814,635,802 shares for a total of ThCh$40,758,537, thus maintaining its holding of 51.17%. In addition, the Company subscribed for an additional 414,018,557 shares and transferred them to J. Ergas Inversiones y Rentas Ltda. for a price of UF1,238,290 pursuant to a three-year interest bearing note.

Merger of Banco de Chile and Banco Edwards

In shareholders' meetings held on December 6, 2001 and December 18, 2001, in Banco de Chile and Banco Edwards respectively, it was agreed to merge the two banks. Pursuant to authorizations from the SBIF and a majority of the shareholders from both banks, Banco de Chile, a 52.66%-owned subsidiary of the Company and Banco Edwards, a 51.17%-owned subsidiary of the Company, merged operations effective January 1, 2002. As a consequence of the merger, Banco de Chile, the surviving entity and legal successor, absorbed Banco Edwards. Under the terms of exchange, Banco Edwards constituted 34% and Banco de Chile, 66% of the assets, liabilities and equity of the surviving entity. Each Banco Edwards share was exchanged for 3.135826295 shares of Banco de Chile common stock. Following the merger, Banco de Chile had 68,079,783,605 shares outstanding of common stock, all of the same series.

As a result of the merger, the Company held a 51.35% interest in SM Chile and a further 20.22% interest in Banco de Chile.

SM Chile, after the merger of Banco de Chile and Banco Edwards on January 1, 2002, owned a direct interest of 18.48% in Banco de Chile and indirectly held an additional 42% through its wholly-owned subsidiary SAOS.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

As of December 31, 2002, the Company owns 52.16% of the voting rights and is entitled to 29.15% of the dividend rights in the merged bank.

The voting rights and the economic interest in Banco de Chile held by Quinenco, directly and indirectly are summarized as follows:

                                              2000        2001      2002 (*)
                                               %           %            %

Voting Rights                                12.38       52.66        52.16
Economic Interest                            12.38       51.32        51.27

(*)   The interests held in 2002 are of the merged bank

Central Bank Subordinated Debt and dividend rights

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability due to, among other things, a recession in most of the world's major economies accompanied by high international interest rates, an overvalued peso, a lack of stringent banking regulation and ineffective credit policies at most Chilean banking organizations. Because of the financial crisis, the Central Bank and the Chilean government had to provide assistance to most Chilean private-sector banks.

Subsequent to the 1982-1983 economic crisis, most major Chilean banks sold certain of their non-performing loans to the Central Bank at face value on terms that included a repurchase obligation by the banks. This repurchase obligation was later exchanged for subordinated debt of the banks issued in favor of the Central Bank. Pursuant to Law 18,818 of 1989, the banks were permitted to repurchase the portfolio of non-performing loans previously sold to the Central Bank for a price equal to the economic value of such loans, provided that the bank assumed a subordinated obligation equal to the difference between the face value of the loans and the economic value paid.

The modification of the subordinated debt set forth in Law N(degree) 18,818 on November 10, 1989, suspended the dividend rights of the Series A shares of SM Chile (SM Chile is the predecessor entity of Banco de Chile, and was formerly known as Banco de Chile at the time of the banking crisis) for the period of time during which the subordinated debt with the Chilean Central Bank has not been extinguished.

In accordance with the above, the surpluses generated by SM Chile after provision of the annual installment of the subordinated debt, can only be distributed as dividends to shareholders of Series B, D and E Shares of SM Chile. Series A shares have no right to receive dividends while the subordinated debt obligation is outstanding. As a result, the equity value of these shares is calculated based on the shareholders' equity of SM Chile, excluding income.

Dividends received

The dividends received in 2002, relate to income earned during 2001 and are therefore based on the individual net income of each bank before the merger, although the dividends have been paid by the merged bank. The participation of the Company in Banco de Chile's total dividend distribution was equal to 17.8% of Banco de Chile's net income, before the merger and 51.17% of Banco Edwards' net income before the merger.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

(3) Entel

During 1999, Quinenco acquired a 14.31% interest in Entel through an agreement with Samsung Chile Holding Ltda. and open market purchases. During 2000 and 2001, Quinenco sold 2,000,000 and 18,920,948 shares of Entel (equivalent to a 0.63% interest and 7.99%), respectively, generating non-operating income of ThCh$7,833,680 in 2000 and ThCh$51,056,068 in 2001 (see Note 20). The Company
accounts for this investment under the equity method as it exerts significant influence through Board of Director representation.

(4) Habitaria

On April 26, 2001, the Company participated in the proportional capital increase of the related company Habitaria, purchasing 2,090,300 shares in the amount of ThCh$950,648 (historical), maintaining its participation of 50% of Habitaria's capital.

(5) Lucchetti Peru

Lucchetti has not consolidated the subsidiary Lucchetti Peru as of December 31, 2002 as a result of action taken by Peruvian government as detailed in Note 19
d). This action resulted in the closure of the plant and the start of a process to liquidate its assets. This decision is based on the provisions of Technical Bulletin No. 64 of the Chilean Association of Accountants and Resolution No. 01642 of the SVS dated March 11, 2003, which authorized the non-consolidation of Lucchetti Peru. The Company has therefore used the equity method to account for this investment and based on the analysis that the Company has carried out, has recorded a provision for the full amount of the investment, leaving a balance of Ch$1. The Company's participation in the net loss incurred during the year-ended December 31, 2002 and the charge for impairment are included in non-operating expenses.

(6) Plava Laguna

On March 1, 2000, Quinenco purchased a 15.7% equity interest in Plava Laguna, a large tourist and hotel complex on the Adriatic Coast of Croatia for approximately US$ 11 million. On the same date it launched a tender offer for the publicly held portion of Plava Laguna, traded on the Croatian Stock Exchange and acquired an additional 23.72% percentage of Plava Laguna for approximately US$ 16 million. As of December 31, 2000, Quinenco held an aggregate interest in Plava Laguna of 39.42% through a wholly-owned subsidiary, Excelsa Establishment.

On August 20, 2001, Quinenco announced that it had sold its 39.42% interest in Plava Laguna to Sutivan Investments, a Luksic Group company, for ThUS$29,624 (historical). The pre-tax gain on the sale of its interest was ThCh$1,280,114 (historical) (ThUS$1,955). Under the terms of the sales agreement, Quinenco has an option to purchase 50% of Sutivan Investments in 2004.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 11 - GOODWILL

Goodwill and negative goodwill are summarized as follows:

                                                                                                  At December 31,
                                                                                           -------------------------------
                                                                                               2001               2002
                                                                                           ------------       ------------
                                                                                                ThCh$             ThCh$
Goodwill ...................................................................                367,909,456        350,353,413
Negative goodwill ..........................................................                (11,061,248)        (8,799,149)
                                                                                           ------------       ------------
       Total ...............................................................                356,848,208        341,554,264
                                                                                           ============       ============

Goodwill (net) at December 31 of each year arose from the purchase of the following investments:

                                                                                                  At December 31,
                                                                                           -------------------------------
Company                                                                                        2001               2002
                                                                                           ------------       ------------
                                                                                               ThCh$              ThCh$
Banco Edwards ..............................................................                 76,393,421         72,069,266
Madeco and subsidiaries ....................................................                 37,641,741         37,782,008
Banco de Chile and SM Chile Series B, D and E ..............................                253,334,219        239,966,760
Entel ......................................................................                         --             31,424
Others .....................................................................                    540,075            503,955
                                                                                           ------------       ------------
       Total ...............................................................                367,909,456        350,353,413
                                                                                           ============       ============

The amortization of goodwill is included in non-operating expense each year (ThCh$12,437,416 in 2000, ThCh$28,230,631 in 2001 and ThCh$20,531,853 in 2002).

Negative goodwill (net) at December 31 of each year arose from the purchase of the following investments:

                                                                                                   At December 31,
                                                                                           -------------------------------
Company                                                                                        2001               2002
                                                                                           ------------       ------------
                                                                                               ThCh$              ThCh$
Banco de Chile y SM Chile Serie A ..........................................                    485,148            457,870
VTR and subsidiaries .......................................................                  5,098,220          4,352,988
Madeco and subsidiaries ....................................................                    189,384             55,415
Entel ......................................................................                  2,607,237          2,431,528
Agricola El Penon S.A ......................................................                  1,045,839            976,730
Other ......................................................................                  1,635,420            524,618
                                                                                           ------------       ------------
       Total ...............................................................                 11,061,248          8,799,149
                                                                                           ============       ============

The amortization of negative goodwill is included in non-operating income in each year (ThCh$2,530,960 in 2000, ThCh$9,187,460 in 2001 and ThCh$1,889,029 in
2002).

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 12 - OTHER NON-CURRENT ASSETS

Other non-current assets are summarized as follows:

                                                                                                             At December 31,
                                                                                                     -------------------------------
                                                                                                        2001                 2002
                                                                                                     ----------           ----------
                                                                                                         ThCh$                ThCh$
Long-term notes and account receivable ...................................................           24,381,221            2,263,452
Recoverable tax incentives in Argentina ..................................................            5,292,301            1,386,667
Recoverable VAT in Lucchetti Peru and VTR ................................................            3,901,355              270,465
Intangibles, net .........................................................................            2,362,474              912,934
Bond issuance costs ......................................................................            9,665,190            8,228,751
Deposits in guarantee ....................................................................            1,686,606              339,300
Fixed assets held-for-sale ...............................................................              211,473            3,136,883
Promissory notes in judicial collection, net .............................................              277,737                   --
Recoverable VAT in Argentina .............................................................               52,185              261,119
Deferred income taxes, net (see Note 16 b)) ..............................................            8,008,040           14,357,034
Slow movement inventories, net ...........................................................              230,352              296,236
Effect of carrying derivative financial instruments at fair value ........................              670,172                   --
Other ....................................................................................              813,030            1,273,158
                                                                                                     ----------           ----------
       Total other non-current assets ....................................................           57,552,136           32,725,999
                                                                                                     ==========           ==========

Long-term notes and accounts receivable in 2001, corresponded primarily to the sale of 414,018,557 shares of Banco Edwards by the Company to J. Ergas Inversiones y Rentas Ltda. for UF1,238,290, equivalent to ThCh$ 20,742,033. The balance accrued interest at 8.98% per annum and was originally due on March 31, 2003. The 414,018,557 shares were originally purchased by the Company on behalf of J. Ergas Inversiones y Rentas Ltda. and served as collateral on the loan. J. Ergas Inversiones y Rentas Ltda. paid the amount in advance on September 9, 2002.

NOTE 13 - SHORT-TERM BANK LOANS

Short-term bank loans are summarized as follows:

                                                                                                             At December 31,
                                                                                                    --------------------------------
                                                                                                        2001                 2002
                                                                                                    -----------          -----------
                                                                                                         ThCh$                ThCh$
Payable In:
United States dollars ....................................................................           82,933,868           64,028,508
Other foreign currencies .................................................................            4,498,472            1,927,880
Inflation-linked units (UFs) .............................................................           17,996,865            8,283,392
Chilean pesos (not indexed) ..............................................................           20,034,990           33,089,290
                                                                                                    -----------          -----------
       Total short-term bank loans .......................................................          125,464,195          107,329,070
                                                                                                    ===========          ===========

                                                                                                             At December 31,
                                                                                                    --------------------------------
                                                                                                        2001                 2002
                                                                                                    -----------          -----------
                                                                                                          %                    %
Year-end weighted average interest rates:
Loans in United States dollars ...........................................................               4.50                 4.95
Other foreign currencies .................................................................               7.25                30.80
Loans in inflation-linked units (UFs) ....................................................               6.46                 5.86
Loans in Chilean pesos (not inflation indexed) ...........................................               8.61                 5.73

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 14 - ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities are summarized as follows:

a)    Current liabilities

                                                                                                   At December 31,
                                                                                           -------------------------------
                                                                                              2001                 2002
                                                                                           ----------           ----------
                                                                                              ThCh$                ThCh$
Withholdings ...................................................................            3,300,188            3,517,185
Accrued employee vacation expenses .............................................            3,368,457            2,608,620
Purchase price accruals ........................................................            3,831,236            1,846,136
Unearned revenues ..............................................................              151,198              855,394
Restructuring expenses .........................................................            1,191,428            1,109,068
Provision for anticipated losses on construction contracts .....................              139,791              256,446
Staff severance indemnities (1) ................................................              702,167            1,187,493
Remuneration and consulting services ...........................................            3,510,568            3,033,259
Project expenses and suppliers .................................................            3,090,851            2,354,598
Dividends payable ..............................................................            1,076,337              568,856
Advertising, promotions and corporate image ....................................               71,444              137,020
Employee benefits ..............................................................              342,753              344,742
Property, municipal and other taxes ............................................              904,430              909,005
Import and export costs ........................................................               51,490               70,793
Telephone access charges .......................................................              698,748            1,037,906
Effect of carrying derivative financial instruments at fair value ..............            2,372,920               23,679
Provisions for pending lawsuits ................................................                   --              447,873
Bank fees payable ..............................................................                   --              365,000
Other ..........................................................................            3,872,617            2,688,744
                                                                                           ----------           ----------
       Total accrued expenses and other liabilities ............................           28,676,623           23,361,817
                                                                                           ==========           ==========

b)    Long-term liabilities

                                                                                                   At December 31,
                                                                                           -------------------------------
                                                                                              2001                  2002
                                                                                           ----------            ---------
                                                                                              ThCh$                 ThCh$
Provisions for contingencies (Note 19) ........................................             6,433,048            1,889,241
Employee severance indemnities (1) ............................................             2,063,630            2,156,420
Provisions for pending lawsuits ...............................................             3,274,597            2,953,840
Effect of carrying derivative financial instruments at fair value .............                    --              263,216
Other .........................................................................             2,508,541               99,858
                                                                                           ----------            ---------
       Total accrued expenses .................................................            14,279,816            7,362,575
                                                                                           ==========            =========

(1) Hoteles Carrera, Madeco and Lucchetti have entered into collective bargaining agreements with their employees, under which each employee is entitled to approximately one month's remuneration for each year of service, payable upon termination of employment. These subsidiaries account for their obligation to pay these vested indemnities using a present value method applying real discount rates between 6% and 7% in 2001 and 2002.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 15 - LONG-TERM DEBT AND BONDS PAYABLE

a)    Long-term debt

Long-term debt is summarized as follows:

                                                                                                     At December 31,
                                                                                           --------------------------------
                                                                                               2001                2002
                                                                                           ------------        ------------
                                                                                               ThCh$                ThCh$
Long-term bank loans .............................................................          278,230,408         410,422,069
Long-term accounts payable .......................................................           14,931,715           8,392,724
Other long-term liabilities ......................................................           84,847,739             162,907
                                                                                           ------------        ------------
      Total ......................................................................          378,009,862         418,977,700
Less: Current portion (1) ........................................................          (53,692,891)       (116,488,024)
                                                                                           ------------        ------------
      Long-term debt .............................................................          324,316,971         302,489,676
                                                                                           ============        ============

(1) The current portion of long-term debt is reflected on the balance sheet together with the short-term portion of bonds payable totaling ThCh$7,487,893 and ThCh$19,439,940 at December 31, 2001 and 2002,
       respectively.

Year-end weighted average interest rates:

Long-term bank loans in United States dollars and others currencies ............             6.09%           3.41%
Long-term bank loans in UF .....................................................             6.56%           3.87%
Long-term accounts payable .....................................................             6.82%          12.19%
Other long-term liabilities ....................................................             8.50%             --

b)    Bonds payable

Bonds have been issued by the following subsidiaries:

                                                                    Original
                                                                issuance in UFs                  At December 31,
                                                                ---------------        ----------------------------------
Subsidiary:                                                                                 2001                  2002
                                                                                       ------------          ------------
                                                                                            ThCh$                 ThCh$
Compania de Telefonos de Coyhaique S.A. ("Telcoy") (1) .....           130,000              960,959               659,929
Telsur (2) .................................................           450,000            4,316,399             3,546,261
Telsur (3) .................................................           300,000            4,322,247             4,112,093
Telsur (4) .................................................           500,000            7,428,859             6,607,655
Telsur (5) .................................................           500,000            8,573,489             8,402,915
Telsur (6) .................................................           400,000            6,732,128             6,729,273
Telsur (7) .................................................           600,000           10,098,193            10,094,323
Madeco (8) .................................................           693,000            3,206,056             1,649,091
Madeco (9) .................................................         2,500,000           42,000,637            41,984,539
Madeco (10) ................................................         1,500,000           25,381,537            25,371,811
Quinenco (11) ..............................................         2,000,000           33,858,751            33,851,587
Quinenco (12) ..............................................         4,500,000           76,182,172            76,166,072
                                                                                       ------------          ------------
       Total ...............................................                            223,061,427           219,175,549
Less: Current portion ......................................                             (7,487,893)          (19,439,940)
                                                                                       ------------          ------------
       Long-term portion ...................................                            215,573,534           199,735,609
                                                                                       ============          ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

(1) In September 1994, Telcoy, a subsidiary of Telsur, issued bonds under the following terms:

Amount issued          :   UF 130,000 composed of 260 Series A bonds of UF 500
                           each.
Term                   :   Ten years (two years of grace and eight years of
                           principal repayment).
Principal amortization :   Sixteen equal semi-annual installments from March 1,
                           1997. As of December 31, 2002, twelve principal
                           installments amounting to UF73,747 had been paid.
Interest rate          :   6.25% real annual rate, calculated and paid
                           semi-annually on the outstanding UF-denominated principal.

(2)   In March 1995, Telsur issued bonds under the following terms:

Amount issued          :   UF 450,000 composed of 450 Series C bonds of UF 1,000
                           each.
Term                   :   Twelve years (two years of grace and ten years of
                           principal repayment).
Principal amortization :   Twenty equal semi-annual installments from June 1,
                           1997. As of December 31, 2002, twelve principal
                           installments amounting to UF239,180 had been paid.
Interest rate          :   5.8% real annual rate, calculated and paid
                           semi-annually on the outstanding UF-denominated
                           principal.
Advance redemption     :   Telsur has the right to redeem the entire bond issue
                           on any coupon payment date after June 1, 1997.

(3)   In March 1995, Telsur issued bonds under the following terms:

Amount issued          :   UF 300,000 composed of 300 Series D bonds of UF 1,000
                           each.
Term                   :   Twenty-one years (three years of grace and eighteen
                           years of principal repayment).
Principal amortization :   Thirty-six equal semi-annual installments from June
                           1, 1998. As of December 31, 2002, ten principal
                           installments amounting to UF 55,541 had been paid.
Interest rate          :   5.8% real annual rate, calculated and
                           paid semi-annually on the outstanding UF-denominated
                           principal.
Advance redemption     :   Telsur has the right to redeem the entire bond issue
                           on any coupon payment date after June 1, 2000.

(4)   In May 1997, Telsur issued bonds under the following terms:

Amount issued          :   UF 500,000 composed of 500 Series E bonds of UF 1,000
                           each.
Term                   :   Twelve years (three years of grace and nine years of
                           principal repayment).
Principal amortization :   Eighteen equal semi-annual installments from August
                           1, 2000. As of December 31, 2002, five principal
                           installments amounting to UF 114,499 had been paid.
Interest rate          :   5.8% real annual rate, calculated and paid
                           semi-annually on the outstanding UF-denominated
                           principal.
Advance redemption     :   Telsur has the right to redeem the entire bond issue
                           on any coupon payment date after August 1, 2000.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

(5)   In May 1997, Telsur issued bonds under the following terms:

Amount issued          :   UF 500,000 composed of 500 Series F bonds of UF 1,000
                           each.
Term                   :   Twenty-one years (five years of grace and sixteen
                           years of principal repayment).
Principal amortization :   Thirty-two equal semi-annual installments from August
                           1, 2002. As of December 31, 2002 one principal
                           installment amounting to UF9,760 had been paid.
Interest rate          :   5.8% real annual rate, calculated and paid
                           semi-annually on the outstanding UF-denominated
                           principal.
Advance redemption     :   Telsur has the right to redeem the entire bond issue
                           on any coupon payment date after August 1, 2002.

(6)   In April 2001, Telsur issued bonds under the following terms:

Amount issued          :   UF 400,000 composed of 200 Series G1 bonds of UF 500
                           each and 60 Series G2 bonds of UF 5,000 each.
Terms                  :   Five years (two years of grace and three years of
                           principal repayment).
Principal amortization :   Six equal semi-annual payments from June 1, 2003.
Interest rate          :   6.00% real annual rate calculated and paid
                           semi-annually on the outstanding UF-denominated principal.

(7)   In April 2001, Telsur issued bonds under the following terms:

Amount issued          :   UF 600,000 composed of 300 Series H1 bonds of UF
                           1,000 each and 60 Series H2 bonds of UF 5,000 each.
Terms                  :   Twenty-one years (six years of grace and fifteen
                           years of principal repayment).
Principal amortization :   Thirty equal semi-annual payments from June 1, 2007.
Interest rate          :   6.00% real annual rate calculated and paid
                           semi-annually on the outstanding UF-denominated principal.

(8)   In September 1991, Madeco issued bonds under the following terms:

Amount issued          :   UF 693,000 composed of 693 Series B bonds of UF 1,000
                           each.
Terms                  :   Thirteen years (six years of grace and seven years of
                           principal repayment).
Principal amortization :   Fourteen equal semi-annual payments from February 1,
                           1997. As of December 31, 2002, twelve principal
                           installments aggregating UF 596,880 had been paid.
Interest rate          :   6.00% real annual rate calculated and paid
                           semi-annually on the outstanding UF-denominated principal.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

(9)   In April 2000, Madeco issued bonds under the following terms:

Amount issued          :   UF 2,500,000 composed of 1,000 Series A1 bonds of UF
                           1,000 each and 300 Series A2 bonds of UF 5,000 each.
Term                   :   Fifteen years (three years of grace and twelve years
                           of principal repayment).
Principal amortization :   Twelve equal semi-annual installments from September
                           15, 2003.
Interest rate          :   7.25% real annual rate, calculated and paid
                           semi-annually on the outstanding UF-denominated
                           principal.
Advance redemption     :   Madeco has the right to redeem the entire bond issue
                           on any coupon payment date after September 15, 2003.

(10)  In August, 2001, Madeco issued bonds under the following terms:

Amount issued          :   UF 1,500,000 composed of 500 Series C1 bonds of UF
                           1,000 each and 100 Series C2 bonds of UF 10,000 each.
Term                   :   Three years (five semi-annual installments of
                           principal repayment).
Principal amortization :   Six semi-annual installments from November 1, 2001.
Interest rate          :   6.20% real annual rate calculated and paid
                           semi-annually on the outstanding UF-denominated principal.

(11)  In April 2001, Quinenco issued bonds under the following terms:

Amount issued          :   UF 2,000,000 composed of 180 Series A1 bonds of UF
                           10,000 each and 200 Series A2 bonds of UF 1,000 each.
Terms                  :   Twenty-one years (five years of grace and sixteen
                           years of principal repayment).
Principal amortization :   Thirty-two equal semi-annual payments from October
                           30, 2005.
Interest rate          :   6.20% real annual rate calculated and paid
                           semi-annually on the outstanding UF-denominated principal.

(12)  In April 2001, Quinenco issued bonds under the following terms:

Amount issued          :   UF 4,500,000 composed of 400 Series B1 bonds of UF
                           10,000 each and 500 Series B2 bonds of UF 1,000 each.
Terms                  :   Eight years (three years of grace and five years of
                           principal repayment).
Principal amortization :   Ten equal semi-annual payments from October 30, 2003.
Interest rate          :   6.20% real annual rate calculated and paid
                           semi-annually on the outstanding UF-denominated principal.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

c) The scheduled principal payments on long-term debt and bonds payable at December 31, 2002 are summarized as follows:

                                                                                      At December 31, 2002
                                                                                      --------------------
                                                                                              ThCh$
Principal payments during the fiscal years ending December 31,
2004 ....................................................................                 131,827,624
2005 ....................................................................                 163,813,663
2006 ....................................................................                  61,831,612
2007 ....................................................................                  24,968,722
2008 and there after ....................................................                 119,783,664
                                                                                          -----------
       Total ............................................................                 502,225,285
                                                                                          ===========

Long-term debt and bonds payable, including the current portion, are payable in the following currencies:

                                                                                                   At December 31,
                                                                                           -----------------------------
                                                                                               2001             2002
                                                                                           -----------       -----------
                                                                                               ThCh$             ThCh$
United States dollars ..................................................                    48,608,968       183,455,244
Inflation linked-units (UFs) ...........................................                   546,638,030       452,669,451
Chilean pesos (not indexed) ............................................                       637,926         1,146,516
Other currencies (1) ...................................................                     5,186,365           882,038
                                                                                           -----------       -----------
       Total ...........................................................                   601,071,289       638,153,249
                                                                                           ===========       ===========

(1) Others currencies include Peruvian Sols, Argentine Pesos, Brazilian Reals and Euros.

d)    Financial covenants

As of December 31, 2002 Quinenco and its group companies, except Lucchetti, were in compliance with financial covenants related to current bond issuances and bank loan agreements.

d-1) Quinenco is subject to certain financial covenants with respect to bond issuances and loan agreements. The main financial covenants relating to the Company as of December 31, 2002 are as follows:

      o Maintain a ratio of unencumbered assets at book value to unsecured debt of at least 1.3:1.

      o Maintain a ratio of unconsolidated interest-bearing debt to total capitalization of no greater than 0.45:1.

      o Maintain a ratio of consolidated interest-bearing debt to total capitalization of no greater than 0.6:1.

      o     Maintain minimum shareholders' equity of UF 33 million.

      o     Luksic Group must maintain control of Quinenco.

      o Quinenco must maintain control of Banco de Chile (through its investment in LQIF).

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

d-2) Telsur and it subsidiary Telcoy are subject to certain financial covenants and restrictions related to its bond issuances and bank loan agreements. The main financial covenants as of December 31, 2002 are as follows:

      Telsur

      o Maintain a current ratio of at least 0.50:1 on both an unconsolidated and consolidated basis.

      o Leverage (liabilities/net worth) to be no greater than 1.5:1 on both an unconsolidated and consolidated basis.

      o     Maintain minimum net worth of UF2,000,000.

      o Investments in subsidiaries that are not eligible for investment by local pension funds or in shares that are not subject to approval by the Commission on Risk Classification may not exceed 20% of the company's consolidated net worth.

      o Maintain a ratio of unencumbered assets to unsecured debt of at least 1.3:1.

      Telcoy

      o     Maintain a current ratio of at least 1:1.

      o     Leverage (liabilities/net worth) no greater than 1.5:1.

      o Investments in subsidiaries that are not eligible for investment by local pension funds or in shares that are not subject to approval by the Commission on Risk Classification may not exceed 20% of the company's net worth.

      o Maintain a ratio of unencumbered assets to unsecured debt of at least 1.3:1.

d-3) Lucchetti's syndicated loan agreement stipulates that the following financial covenants must be met:

      Covenants based on the consolidated financial statements of Lucchetti Chile S.A. ("Lucchetti Chile"), the operating subsidiary of Lucchetti, excluding Lucchetti Peru:

      o     Current ratio of at least annual of 1.0 and semi-annual of 1.0.

      o Debt to equity ratio no more than annual of 1.0 and semi-annual of 1.2.

      Covenants based on the consolidated financial statements of Lucchetti:

      o     Current ratio of at least annual of 1.3 and semi-annual of 1.3.

      o Debt to equity ratio no more than annual of 1.5 and semi-annual of 1.6.

      As a result of the closure of Lucchetti's plant installations in Peru in early January 2003, Lucchetti made extraordinary charges amounting to Ch$30,678 million in connection with the plant closure to its 2002 results, including a charge for Ch$29,812 million, equivalent to 100% of its equity in its Peruvian subsidiary. The impact of the charges was a reduction in Lucchetti's net worth, which decreased from Ch$48,537 million as of year-end 2001 to Ch$16,189 million as of year-end 2002. As a consequence, at year-end 2002 Lucchetti was not in compliance with certain of its financial covenants related to its syndicated bank loan, including a maximum leverage level (measured as total liabilities to total net worth) of 1.5:1. As of December 31, 2002, due to the non-recurring loss associated with the forced closing of its activities in Peru, this measurement was 3.7:1. Lucchetti obtained a waiver for its period-ended December 31, 2002 non-compliance from the banks party to the syndicated bank facility. See Note 26 "Subsequent events."

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

d-4) LQIF is subject to certain financial covenants and restrictions related to its bank loan agreements. The main financial covenants as of December 31, 2002 are as follows:

      o     Maximum debt to capitalization ratio of 40%.

      o     Minimum shareholders' equity of UF9,500,000

      o Maintain a minimum share coverage of 1.5:1 with topping up and closing out clauses.

      o     Quinenco must maintain control of LQIF.

      o     LQIF must maintain control of Banco de Chile.

d-5) As of December 31, 2002, Madeco is subject to certain financial covenants and restrictions related to its bond issuances and bank loan agreements. The main financial covenants as of December 31, 2002 are as follows:

i.    Bonds

      o     Maintain a current ratio of at least 1:1

      o Shareholders' equity plus minority interest at December 31, 2002 to be at least UF 7,000,000 (Bonds Series A and C).

      o Debt to equity ratio (third-party liabilities/shareholder's equity plus minority interest) may not exceed 1.8:1 (Bonds Series A and C).

      o Unencumbered assets to be at least 1.2 times the total amount of the issuance (Bonds series A and C).

      o Short and long-term liabilities to net shareholders' equity may not exceed 2:1 starting March 2003 (Bonds Series B).

      o A capital increase equivalent to US$60 million must be subscribed and paid (Bonds Series B) by March 31, 2003.

      At a meeting of bondholders held on October 28, 2002 waivers were approved for the non-compliance of the covenants mentioned above until March 31, 2003. See Note 26 "Subsequent Events."

ii.   Bank loans:

      As of December 31, 2001 Madeco was not in compliance with certain covenants. See Note 27 III f).

      On December 18, 2002, Madeco signed amended loan agreements with twelve domestic and two foreign banks modifying and rescheduling loans in accordance with the conditions described below. As a result, Madeco obtained waivers for the non-compliance of the financial covenants associated with its bank loans.

      The agreements relate to the restructuring of a portion of Madeco's bank debt of approximately US$120 million. The agreements provide for an upfront payment of 30% of the restructured debt once the conditions contained in the agreements have been met. The remaining 70% will be rescheduled over seven years with a three year grace period, bearing interest at a rate of TAB plus 175 basis points for debts denominated in UF and LIBOR plus 220 basis points for debts denominated in US dollars.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

      The agreements are subject to compliance with certain conditions to be fulfilled by March 31, 2003, the most important being that the funds that Madeco receives as a result of the capital increase agreed at its extraordinary shareholders' meeting held on November 14, 2002 are no less than ThCh$49,400,491 and that part of these funds are paid by Madeco to its bank creditors in a percentage equal to 30% of the debt outstanding with each bank party to the agreement. Madeco met the requirements of the amended loan agreements subsequent to year end 2002. See Note 26 "Subsequent Events."

NOTE 16 - INCOME TAXES AND OTHER TAXES

a)    Income taxes payable and receivable:

Income taxes payable are summarized as follows:

                                                                    At December 31,
                                                              ---------------------------
                                                                 2001             2002
                                                              ----------       ----------
                                                                 ThCh$            ThCh$
Income tax payable ......................................     (3,049,562)      (1,801,245)
Monthly income tax installments .........................      2,718,552        1,415,404
Other credits against taxes .............................      5,949,059        4,387,455
Others tax recoverable ..................................      3,517,716        2,603,915
                                                              ----------       ----------
       Recoverable income taxes, net  (Note 8) ..........      9,135,765        6,605,529
                                                              ==========       ==========

The income tax liability has been determined based on current tax laws in each country in which the Company operates. The net (charge) credit to the results of operations for each year is summarized as follows:

                                                                               At December 31,
                                                                 -------------------------------------------
                                                                    2000              2001           2002
                                                                 ----------       -----------     ----------
                                                                    ThCh$             ThCh$          ThCh$
Current year provision for income tax ...................        (2,247,189)       (3,049,562)    (1,801,245)
Deferred income tax .....................................         4,903,136        (1,092,892)     2,808,126
Change in Chilean statutory tax rate ....................                --        (1,253,118)            --
Amortization of complementary accounts ..................         1,443,284           751,091      4,955,401
Valuation allowance on deferred tax assets ..............                --        (3,599,872)    (4,499,792)
Tax benefit from (use of) tax loss carry forwards .......         3,188,650        13,164,770     (1,245,300)
Other ...................................................           253,355           (27,877)       (75,754)
                                                                 ----------       -----------     ----------
       Net income tax benefit ...........................         7,541,236         4,892,540        141,436
                                                                 ==========       ===========     ==========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

b)    Deferred income taxes

                                                                        Current portion                     Long-term portion
                                                                 ----------------------------        ------------------------------
Timing differences                                                  2001              2002               2001               2002
                                                                 ----------        ----------        -----------        -----------
                                                                    ThCh$             ThCh$              ThCh$              ThCh$
Assets
  Accrued vacation expense ...............................          423,481           303,356                 --              8,841
  Amortization of intangibles assets .....................               --                --            179,195                 --
  Allowance for doubtful accounts ........................        1,306,476         1,417,648                 --             92,045
  Allowance for obsolescence of inventories ..............          399,355           571,244             93,247            129,799
  Unearned revenues ......................................            3,575            35,947                 --                 --
  Property, plant and equipment held for sale ............          144,247           426,645            248,686            112,609
  Property, plant and equipment under leasing ............               --            41,118             24,397            207,755
  Accelerated depreciation of property, plant and
    equipment ............................................               --             2,253                 --              5,297
  Employee severance indemnities .........................            8,838             7,545                 --                 --
  Other provisions .......................................        1,548,318           764,218          1,377,407          6,612,496
Liabilities
  Property, plant and equipment under leasing ............         (149,997)          (64,173)        (2,391,049)        (2,548,395)
  Production costs (inventories) .........................         (192,917)         (491,255)           (60,010)                --
  Accelerated depreciation of property, plant and
    equipment ............................................               --          (438,602)       (15,679,914)       (17,008,192)
  Employee severance indemnities .........................           (5,639)           (2,918)          (590,157)          (505,088)
  Bonds issuance .........................................               --                --           (505,916)          (403,095)
  Other provisions .......................................          (31,251)         (276,277)          (528,410)          (570,733)
                                                                 ----------        ----------        -----------        -----------
      Subtotal ...........................................        3,454,486         2,296,749        (17,832,524)       (13,866,661)
Complementary accounts, net of amortization ..............         (688,693)          (58,689)        (5,084,799)          (759,402)
Valuation allowance ......................................         (220,954)               --         (3,574,578)        (8,295,324)
Tax loss carry forwards ..................................        4,186,853           163,073         34,499,941         37,278,421
                                                                 ----------        ----------        -----------        -----------
      Total deferred income taxes, net ...................        6,731,692         2,401,133          8,008,040         14,357,034
                                                                 ==========        ==========        ===========        ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 17 - SHAREHOLDERS' EQUITY

a) The changes in Shareholders' equity during the years 2000, 2001 and 2002 in historical amounts are summarized as follows:

                                                                                                  Reserves
                                                                           ------------------------------------------

                                                                                           Cumulative
                                              Number of        Paid in         Other      Translation     Executive
                                                Shares         Capital       Reserves      Adjustment  Incentive Plan
                                             ------------------------------------------------------------------------
                                                                 ThCh$         ThCh$          ThCh$         ThCh$
                                             ------------------------------------------------------------------------
Balances at January 1, 2000 ..............   1,079,740,079   409,001,275    12,358,566      2,620,709            --
Allocation of 1999 net income ............              --            --            --             --            --
Payment of final dividend on 1999 net ....              --            --            --             --            --
income
Price-level restatement of equity ........              --    19,223,060       580,853        123,173            --
accounts
Proportional share of variations in
   equity of subsidiaries and investees ..              --            --       (64,086)            --            --
Cumulative translation adjustments, net ..              --            --            --      5,806,606            --
Executive incentive plan .................              --            --            --             --    (4,659,565)
Net loss for the year ....................              --            --            --             --            --
                                             -------------   -----------   -----------    -----------    ----------
   Balances at December 31, 2000 .........   1,079,740,079   428,224,335    12,875,333      8,550,488    (4,659,565)
                                             =============   ===========   ===========    ===========    ==========
   Restatement of December 31, 2000
     balances to December 31, 2002
     constant pesos ......................              --   454,744,268    13,672,702      9,080,020    (4,948,132)
                                             =============   ===========   ===========    ===========    ==========
Balances at January 1, 2001 ..............   1,079,740,079   428,224,335    12,875,333      8,550,488    (4,659,565)
Allocation of 2000 net loss ..............              --            --            --             --            --
Deficit from development period ..........              --            --            --             --            --
Price-level restatement of equity accounts              --    13,274,954       399,135        265,065      (144,446)
Proportional share of variations in
   equity of subsidiaries and investees ..              --            --      (957,119)            --            --
Cumulative translation adjustments, net ..              --            --            --      8,257,545            --
Executive incentive plan .................              --            --            --             --        32,069
Net income for the year ..................              --            --            --             --            --
                                             -------------   -----------   -----------    -----------    ----------
   Balances at December 31, 2001 .........   1,079,740,079   441,499,289    12,317,349     17,073,098    (4,771,942)
                                             =============   ===========   ===========    ===========    ==========
   Restatement of December 31, 2001
     balances to December 31, 2002
     constant pesos ......................              --   454,744,268    12,686,869     17,585,291    (4,915,100)
                                             =============   ===========   ===========    ===========    ==========
Balances at January 1, 2002 ..............   1,079,740,079   441,499,289    12,317,349     17,073,098    (4,771,942)
Allocation of 2001 net income ............              --            --            --             --            --
Payment of final dividend on 2001 net ....              --            --            --             --            --
income
Deficit from development period ..........              --            --            --             --            --
Price-level restatement of equity accounts              --    13,244,979       369,521        512,192      (143,158)
Proportional share of variations in
   equity of subsidiaries and investees ..              --            --     4,882,510             --            --
Cumulative translation adjustments, net ..              --            --            --     10,993,119            --
Executive incentive plan .................              --            --            --             --       185,222
Net loss for the year ....................              --            --            --             --            --
                                             -------------   -----------   -----------    -----------    ----------
   Balances at December 31, 2002 .........   1,079,740,079   454,744,268    17,569,380     28,578,409    (4,729,878)
                                             =============   ===========   ===========    ===========    ==========

                                                                      Retained Earnings
                                              ------------------------------------------------------
                                               Accumulated
                                              Deficit During
                                                Development                        Net Income (loss)
                                                  Period      Related Earnings        for the year       Total
                                              -------------------------------------------------------------------
                                                  ThCh$             ThCh$                ThCh$            ThCh$
                                              -------------------------------------------------------------------
Balances at January 1, 2000 ..............      (225,666)         77,296,265          160,310,163     661,361,312
Allocation of 1999 net income ............       225,666         160,084,497         (160,310,163)             --
Payment of final dividend on 1999 net ....            --         (48,093,048)                  --     (48,093,048)
income
Price-level restatement of equity ........            --           9,762,196                   --      29,689,282
accounts
Proportional share of variations in
   equity of subsidiaries and investees ..      (948,892)           (427,498)                  --      (1,440,476)
Cumulative translation adjustments, net ..            --                  --                   --       5,806,606
Executive incentive plan .................            --                  --                   --      (4,659,565)
Net loss for the year ....................            --                  --           (5,648,096)     (5,648,096)
                                              ----------        ------------         ------------    ------------
   Balances at December 31, 2000 .........      (948,892)        198,622,412           (5,648,096)    637,016,015
                                              ==========        ============         ============    ============
   Restatement of December 31, 2000
     balances to December 31, 2002
     constant pesos ......................    (1,007,657)        210,923,098           (5,997,883)    676,466,416
                                              ==========        ============         ============    ============
Balances at January 1, 2001 ..............      (948,892)        198,622,412           (5,648,096)    637,016,015
Allocation of 2000 net loss ..............            --          (5,648,096)           5,648,096              --
Deficit from development period ..........    (2,153,073)                 --                   --      (2,153,073)
Price-level restatement of equity accounts       (29,416)          5,982,204                   --      19,747,496
Proportional share of variations in
   equity of subsidiaries and investees ..            --                  --                   --        (957,119)
Cumulative translation adjustments, net ..            --             (71,691)                  --       8,185,854
Executive incentive plan .................            --                  --                   --          32,069
Net income for the year ..................            --                  --           15,509,382      15,509,382
                                              ----------        ------------         ------------    ------------
   Balances at December 31, 2001 .........    (3,131,381)        198,884,829           15,509,382     677,380,624
                                              ==========        ============         ============    ============
   Restatement of December 31, 2001
     balances to December 31, 2002
     constant pesos ......................    (3,225,322)        204,851,374           15,974,663     697,702,043
                                              ==========        ============         ============    ============
Balances at January 1, 2002 ..............    (3,131,381)        198,884,829           15,509,382     677,380,624
Allocation of 2001 net income ............     3,131,381          12,378,001          (15,509,382)             --
Payment of final dividend on 2001 net ....            --          (6,203,753)                  --      (6,203,753)
income
Deficit from development period ..........    (1,382,458)                 --                   --      (1,382,458)
Price-level restatement of equity accounts            --           6,164,180                   --      20,147,714
Proportional share of variations in
   equity of subsidiaries and investees ..            --              (7,955)                  --       4,874,555
Cumulative translation adjustments, net ..            --                  --                   --      10,993,119
Executive incentive plan .................            --                  --                   --         185,222
Net loss for the year ....................            --                  --          (75,480,211)    (75,480,211)
                                              ----------        ------------         ------------    ------------
   Balances at December 31, 2002 .........    (1,382,458)        211,215,302          (75,480,211)    630,514,812
                                              ==========        ============         ============    ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

b) As of December 31, 2000, 2001 and 2002, the Cumulative translation adjustment account included the exchange differences resulting from the application of Technical Bulletin 64 of the Chilean Association of Accountants as follows:

                                                                                           ThCh$
Balance at December 31, 1999 .....................................................      2,620,709
Price-level restatement ..........................................................        123,173
Translation gain (net) on foreign investments ....................................      5,956,745
Exchange losses on bank loans designated as hedges of foreign investments ........       (150,139)
                                                                                      -----------
       Balance at December 31, 2000 ..............................................      8,550,488
Price-level restatement ..........................................................        265,065
Translation gain (net) on foreign investments ....................................      8,257,545
                                                                                      -----------
       Balance at December 31, 2001 ..............................................     17,073,098
Price-level restatement ..........................................................        512,192
Translation gain (net) on foreign investments ....................................     10,993,119
                                                                                      -----------
       Balance at December 31, 2002 ..............................................     28,578,409
                                                                                      ===========

c) The Accumulated deficit during development period for the years ended December 31, 2000, 2001 and 2002 includes the recognition of the proportional share of the results of operations of certain subsidiaries in the development stage, losses from which are charged directly against shareholders' equity and are not included in the statement of income.

d) As required by the Chilean Law, unless otherwise decided by the unanimous vote of the holders of all of the issued and subscribed shares, open stock corporations must distribute a cash dividend in an amount equal to at least 30% of their net income for each year, as determined in accordance with Chilean GAAP, unless and except to the extent that the Company has accumulated losses.

e) As required by Chilean Law, Paid-in capital has been modified to reflect the proportional capitalization of the price-level restatement of equity accounts.

f) During March 2000, Quinenco established an executive incentive plan in which an aggregate loan of ThCh$4,659,565 (historical) was granted to eligible employees to acquire Quinenco's stock and the stock of some of its subsidiaries at fair market value. The loan denominated in UFs is payable in annual installments and the acquired shares are pledged to guarantee payment of the loan or may be tendered.

g) There are no additional restrictions on the payment of dividends under the terms of the various loan agreements with banks and other financial institutions.

h) The shareholders at the Ordinary Shareholders' Meeting of April 5, 2000 approved the payment of a final dividend on net income for the year 1999 amounting to ThCh$48,093,048 (historical).

i) The shareholders at the Ordinary Shareholders' Meeting of April 30, 2002 approved the payment of a final dividend on net income for the year 2001 amounting to ThCh$6,203,753 (historical).

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 18 - FOREIGN CURRENCY, UF-INDEXED AND CPI RESTATED ASSETS AND LIABILITIES

a) Balances denominated or measured in foreign currency (principally US dollars) at December 31, 2001 and 2002 are included in these financial statements in thousands of Chilean peso equivalents as follows:

                                                                                                          At December 31,
                                                                                                ------------------------------------
                                                                                                    2001                     2002
                                                                                                ------------             -----------
                                                                                                    ThCh$                    ThCh$
Current assets:
   Cash and time deposits ..........................................................              11,242,778               7,767,971
   Accounts receivable, net ........................................................              43,663,313              24,840,101
   Inventories, net ................................................................              48,949,954              33,507,912
   Other current assets ............................................................              21,490,073              59,807,280
Long-term assets:
   Property, plant and equipment and other non-monetary assets .....................             205,263,819             170,324,911
   Other monetary assets ...........................................................                 713,012                 611,591
                                                                                                ------------             -----------
        Total assets ...............................................................             331,322,949             296,859,766
                                                                                                ------------             -----------
Current liabilities:
   Short-term bank loans and current portion of long-term liabilities ..............              98,531,705             141,557,028
   Accounts payable and supplier notes payable .....................................              28,443,676              16,737,488
   Other ...........................................................................               8,057,190               5,673,354
Long-term liabilities
   Long-term debt ..................................................................              31,536,248             108,544,335
   Other ...........................................................................             225,127,052                 780,730
                                                                                                ------------             -----------
        Total liabilities ..........................................................             391,695,871             273,292,935
                                                                                                ------------             -----------
               Net (liability) asset position in US dollars ........................             (60,372,922)             23,566,831
                                                                                                ============             ===========

Certain of the US dollar-denominated obligations included in the above table are considered to be economic hedges covering the exposure of foreign investments as permitted by Technical Bulletin 64. As a result, portions of the exchange losses that arise from such obligations are charged directly against Shareholders' equity to the Cumulative translation account within Shareholders' equity (see
Note 17 b)).

The inventories and fixed assets and other non-monetary assets included above relate to assets of foreign investments for which the financial statements are translated to US dollars in accordance with Technical Bulletin 64, described in
Note 2 s). Accordingly, there is exposure to variations in the exchange rate between the US dollar and the Chilean peso, from an accounting perspective.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

b) Balances denominated in UFs or restated based on CPI variation are included in the financial statements as follows:

                                                                                                          At December 31,
                                                                                               -------------------------------------
                                                                                                   2001                    2002
                                                                                               -------------           -------------
                                                                                                   ThCh$                    ThCh$
Current assets:
   Time deposits and marketable securities .........................................              10,916,353               4,574,333
   Accounts receivable, net ........................................................              27,416,635              18,447,860
   Inventories, net ................................................................               9,810,606              12,510,407
   Other current assets ............................................................              29,829,255              36,200,939
Long-term assets:
   Property, plant and equipment and other non-monetary assets .....................             276,929,593             270,912,689
   Other assets ....................................................................             850,448,707             820,945,637
                                                                                               -------------           -------------
        Total assets ...............................................................           1,205,351,149           1,163,591,865
                                                                                               -------------           -------------
Current liabilities:
   Short-term bank loans and current portion of long-term liabilities ..............              68,078,284              68,585,211
   Accounts payable and supplier notes payable .....................................               6,960,587               5,206,567
   Other ...........................................................................                 643,196               1,169,726
Long-term liabilities: .............................................................                      --                      --
   Long-term debt ..................................................................             285,822,341             192,675,770
   Other ...........................................................................                      --             202,928,591
                                                                                               -------------           -------------
        Total liabilities ..........................................................             361,504,408             470,565,865
                                                                                               -------------           -------------
             Net asset position in UF and CPI ......................................             843,846,741             693,026,000
                                                                                               =============           =============

NOTE 19 - COMMITMENTS AND CONTINGENCIES

a)    Pledges of shares

The Company has pledged shares of subsidiaries and equity investees to cover obligations as of December 31, 2002 as follows:

               Beneficiary           Currency      Balance of           Number of         Company/Series of
                                                  secured loan           Shares                  Shares
                                                      ThCh$
 Banco Santiago                         UF         21,757,561         1,502,293,606        SM Chile Series B
 Banco del Estado de Chile              UF         96,933,919         7,146,412,564        Banco de Chile
                                                                         55,277,000        Madeco
 BBVA Banco BHIF                        UF         27,460,357         1,800,792,151        Banco de Chile
                                                                        250,706,792        SM Chile Series B
 Credit Lyonnais                       US$         10,779,150           350,000,000        SM Chile Series B
 Deutsche Bank                         US$         57,488,800         3,615,000,000        Banco de Chile
                                                                      1,384,596,180        SM Chile Series B
 CTC Chile S.A.                         UF          4,501,778            37,034,839        Telsur

b)    Mortgages and pledges

Lucchetti and its subsidiary Lucchetti Chile maintain guarantees in favor of a group of banks under the terms of a syndicated loan agreement for UF 2,369,359 signed on December 10, 2001. Lucchetti Chile's guarantees include pledges and mortgages over machinery, equipment, land and buildings of its plants at

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

Santiago and Talca. As part of the same syndicated loan agreement, Lucchetti has also pledged 50.1% of its shares in Lucchetti Chile and the rights to the trademarks Lucchetti, Talliani, Miraflores and Oro Vegetal.

Hoteles Carrera has a mortgage obligation in favor of Banco del Estado de Chile on the buildings and parking structure of the Hotel Araucano and its main hotel establishment located at Teatinos 180.

Alusa, a subsidiary of Madeco, has industrial property, plant and equipment pledged to Banco Security and Corpbanca. Alufoil, a subsidiary of Alusa, has a mortgage obligation on its industrial plant in favor of Leasing Andino.

As of December 31, 2002, Lucchetti Peru had an outstanding leasing obligation, to which Lucchetti Chile is a co-debtor. The obligation under this instrument is required to be repaid in five remaining installments between July 2003 and July 2005.

Lucchetti is in the process of renegotiating the terms of the leasing obligation and in the opinion of Lucchetti's management the value of the assets of Lucchetti Peru exceeds Lucchetti Peru's total liabilities, and Lucchetti is therefore attempting to reschedule future payments until after the sale of Lucchetti Peru's assets. There can be no assurance that Lucchetti will be successful in postponing payments, that it will timely sell sufficient of Lucchetti Peru's assets, nor that such assets will be sold for the value Lucchetti management currently anticipates. If Lucchetti were unable to successfully renegotiate its leasing obligation, nonpayment of any installment, including the payment due July 2003, would materially adversely affect both the financial condition and operations of Lucchetti Chile as co-debtor for this obligation.

c)    Guarantees to third parties

Hoteles Carrera has rental and administration contracts with Santander Administradora de Fondos de Inversion for the La Serena Club Resort Hotel and with Hotelera Norte Sur S.A. for the Carrera Club Hotel Antofagasta and Carrera Club Hotel Iquique, for which it provided a renewable insurance policy for the equivalent of six month's rent (ThCh$150,697) and a renewable time deposit of ThCh$123,908.

d)    Lucchetti Peru and related extraordinary provision

On August 22, 2001, the Metropolitan Council of the Municipality of Lima published in the Diario El Peruano (the Official Gazette) two council resolutions (Nos. 258 and 259) declaring the public need to preserve the ecological area adjoining the production plant of Lucchetti Peru. It authorized the mayor to prepare legislation for the expropriation of the land where the plant is built, to revoke the operating license granted by the Municipality of Chorrillos to Lucchetti Peru for its industrial facilities, and to order the closure of the plant and its complete eradication within twelve months.

Consequently, on October 3, 2001, Lucchetti started proceedings to protect its rights and interests as a foreign investor under the Reciprocal Investment Promotion and Protection Treaty signed between Chile and Peru (hereinafter "the Treaty"). On the same day, Lucchetti delivered a letter addressed to the President of Peru requesting that the process of amicable negotiations should begin, as set out in the

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

Treaty, which lasts for a period of six months. After that period, if no agreement were reached, Lucchetti would be in a position to begin arbitration proceedings to resolve the dispute before an arbitration tribunal reporting to the International Center for the Settlement of Investment Disputes ("ICSID").

Lucchetti wrote four letters to the President of Peru, none of which were answered. On August 16, 2002, at the request of the then mayor of the Metropolitan Municipality of Lima, Mr. Alberto Andrade, Lucchetti Peru, asked for an extension of the term granted by Municipal Resolution 259, expressly reserving its rights to approach the ICSID. This request was rejected by the Metropolitan Council of Lima on December 16, 2002.

On December 23, 2002, Lucchetti, together with Lucchetti Peru, then presented its request for arbitration to the General Secretary of ICSID based on the argument that there was a lack of technical and legal reasons for having adopted these resolutions against Lucchetti Peru. See Note 26 "Subsequent Events".

e)    Civil liability

Lucchetti, in Peru, is a liable third party in legal proceedings brought against certain of its executives and shareholders.

In the opinion of the management of Lucchetti and its legal advisers, should judgment be unfavorable to the interests of the Company, the resultant liability would not be significant with respect to the financial statements as a whole.

f)    Lawsuits

As of December 31, 2002, Madeco has lawsuits pending against it with respect to its ordinary course of business, which according to the company's legal advisers, do not represent risks of significant losses.

There are legal proceedings in Brazil against the previous owner of Ficap, a subsidiary of Madeco, dating from the time prior to Madeco's ownership starting in 1997. It is believed that total damages would be about US$10 million. Madeco has personal guarantees from the previous owner of Ficap to indemnify Madeco should the Brazilian subsidiary be affected by these legal actions.

Corning has filed a counterclaim against the Company in which it requests, among other things, that Corning be permitted to terminate its joint venture agreements with the Company, alleging that Optel, a joint venture between Madeco and Corning, is effectively bankrupt. Depending on the outcome of the arbitration, Madeco's ability to exercise its put option to sell its Optel shares to Corning for US$18 million, subject to certain adjustments, between January 2004 and December 2005, may be compromised.

g)    Other contingencies

The indirect guarantees of the Parent company include joint and several guarantees for the debts of the following subsidiaries: Agricola El Penon S.A., VTR, Inversiones y Bosques S.A., Inversiones Ranquil S.A., Inversiones Punta Brava S.A., Inmobiliaria e Inversiones Hidroindustriales S.A. and LQIF. The

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

relative loan agreements include clauses regarding the use of the funds and financial covenants that are normal for this type of agreement.

Quinenco has signed option contracts with the above companies, except LQIF, which are exercisable between February 28, 2003 and February 28, 2006, which state:

1) Quinenco may require that the above companies sell their shares in LQIF at a price to be determined based on the purchase price of these shares, plus the cost of borrowing, plus an extra 2.0%.

2) The above companies may require Quinenco to purchase shares of LQIF at a price to be determined based on the purchase price of these shares, plus the borrowing cost, plus an extra 0.5%.

Telsur and subsidiary Telcoy

Telsur and Telcoy, are in compliance with all the regulations applicable to them as telecommunications companies.

VTR

Certain obligations were reciprocally agreed to between the parties to a share purchase agreement between VTR S.A. and SBC International Inc. dated June 16, 1999, which could result in adjustments to the sale price.

Armat S.A.

On August 14, 2001, Armat, a subsidiary of Madeco, signed a loan agreement with Scotiabank to restructure its working capital. The loan agreement requires that Armat comply, inter alia, with certain obligations, including the delivery of semi-annual information, annual audited financial statements, certain annual financial ratios and obligations regarding the ownership of Armat.

As of December 31, 2002, Armat is not in compliance with the financial covenants mentioned above, but as of December 31, 2002 received waivers for failure to meet such covenants.

As of December 31, 2002 and 2001, Armat has commitments for metal purchases (mainly copper) at prices similar to fixed-price future sales contracts to hedge against the risk of metal price changes

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 20 - NON-OPERATING INCOME AND EXPENSES

Non-operating income and expenses for each year are summarized as follows:

                                                                                                 Year ended December 31,
                                                                                       ---------------------------------------------
                                                                                          2000             2001             2002
                                                                                       ----------       -----------       ----------
                                                                                          ThCh$            ThCh$            ThCh$
Non-operating income:
Proportional share of net income of equity method investments (Note 10) ........       18,781,245        37,479,809       25,676,602
Gain on sale of Entel shares (Note 10) .........................................        7,833,680        51,056,068               --
Gain on sale of Plava Laguna (Note 10) .........................................               --         1,318,518               --
Gain on sale of other investments ..............................................        1,773,959         4,889,830          431,050
Amortization of negative goodwill ..............................................        2,530,960         9,187,460        1,889,029
Amortization of unrealized gains ...............................................               --           160,117          581,207
Tax refunds ....................................................................        2,140,895           147,639          389,447
Release of purchase price accruals .............................................               --                --        3,264,077
Other ..........................................................................        2,264,569         1,784,697        1,310,995
                                                                                       ----------       -----------       ----------
        Total ..................................................................       35,325,308       106,024,138       33,542,407
                                                                                       ==========       ===========       ==========
Non-operating expenses:
Proportional share of net loss of equity method investments (Note 10) ..........          981,751           139,825          493,250
Amortization of goodwill .......................................................       12,437,416        28,230,631       20,531,853
Loss on sale of Lucchetti Argentina (1) ........................................        7,543,199                --               --
Restructuring costs and severance indemnities ..................................        1,904,992         5,563,487        6,799,292
Losses on sales of investments, fixed assets and other .........................        2,283,155           990,650        2,045,209
Financial, legal and other consulting services .................................          777,883         4,498,423          732,250
Adjustment to market value of shares ...........................................        1,160,955           104,057           34,000
Directors' compensation ........................................................          145,477           441,614          361,274
Adjustment of property, plant and equipment to net realizable value ............          530,965         2,708,432          840,277
Provision for losses on loans and recoverable taxes of foreign
   subsidiaries ................................................................               --         3,368,893        2,651,594
Losses on construction contracts ...............................................        1,320,694           897,392               --
Allowance for uncollectible debts ..............................................        4,166,772           679,351        1,155,078
Amortization of non-recurring expenses .........................................          239,778         1,352,952          763,033
Financial consulting and other expenses for sale of Argentina subsidiary .......               --           539,862               --
Labor lawsuit ..................................................................          193,313         3,924,107          323,099
Legal expenses for defense of Lucchetti Peru ...................................               --         2,386,356        2,224,488
Write-down of fixed and other assets, Argentina ................................               --        12,834,224        6,140,460
Impairment of equity investment in and account receivable with
   Lucchetti Peru ..............................................................               --                --       30,678,486
Depreciation of property, plant and equipment involved in temporary
   shutdown (see Note 9) .......................................................               --                --        2,995,211
Adjustment to fair value of property, plant and equipment held-for-sale ........               --                --          257,230
Loss originated in capital dilution of subsidiary ..............................               --                --        2,735,528
Adjustment to sales price of a business ........................................               --                --        1,238,052
Other ..........................................................................        2,452,990         3,217,889        2,688,214
                                                                                       ----------       -----------       ----------
        Total ..................................................................       36,139,340        71,878,145       85,687,878
                                                                                       ==========       ===========       ==========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

(1) On February 13, 2001, Lucchetti signed an agreement with Molinos, an Argentine based food company, to sell its 100% interest in Lucchetti Argentina.

      As authorized by the SVS, Lucchetti Argentina S.A. was not consolidated as of and for the year ended December 31, 2000, because in February 2001, a contract to sell the subsidiary was signed. Lucchetti made a provision for the accounting loss it expected to incur upon the closing of the sale of ThCh$7,543,199 in its 2000 year-end financial statements, which was included in other non-operating expenses.

      On June 25, 2001, Lucchetti completed the sale of its subsidiary, Lucchetti Argentina, to Molinos for US$29.7 million (value on the transaction date, net of debt). The actual sale resulted in a loss of ThCh$6,505,989 resulting in the recognition of ThCh$1,037,210 in income for the year ended December 31, 2001.

NOTE 21 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with related companies at December 31 of each year are as follows:

a)    Current assets

Notes and accounts receivable from related companies:

                                                                                                                 At December 31,
                                                                                                             ----------------------
                                                                                                                2001         2002
                                                                                                             ---------    ---------
              Company                     Nature of relationship        Nature of transaction                  ThCh$         ThCh$
                                                                       Current account in UFs and
Inversiones y Rentas S.A. .........   Equity method Investment         dividends receivable .............    3,297,166    2,150,971
Telefonica del Sur Net S.A. .......   Subsidiary in development stage  Services .........................    4,462,210           --
Telefonica del Sur Seguridad S.A. .   Subsidiary in development stage  Services .........................      963,854           --
Others related Companies...........   Various                          Various ..........................      694,887    1,162,618
                                                                                                             ---------    ---------
        Total......................                                                                          9,418,117    3,313,589
                                                                                                             =========    =========

b)    Long-Term assets

Notes and accounts receivable from related companies:

                                                                                                             At December 31,
                                                                                                        ----------------------------
                                                                                                          2001                2002
                                                                                                        ---------          ---------
              Company                        Nature of relationship     Nature of transaction             ThCh$               ThCh$
Electromecanica Industrial S.A. .......   Related company              Services ....................           --            106,395
Promosol S.A. .........................   Equity method Investment     Services ....................       40,421             40,421
Lucchetti Peru S.A. ...................   Equity method Investment     Current account in US$ ......           --          2,825,659
Transporte y Servicios Aereos S.A. ....   Equity method Investment     Services ....................           --          1,635,326
Inversiones Ontario S.A. ..............   Related company              Services ....................           --            130,895
                                                                                                        ---------          ---------
        Total..........................                                                                    40,421          4,738,696
                                                                                                        =========          =========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

c)    Current Liabilities

Notes and accounts payable to related companies:

                                                                                                           At December 31,
                                                                                                    -----------------------------
                                                                                                        2001             2002
                                                                                                    ------------      -----------
                Company                 Nature of relationship              Nature of transaction       ThCh$            ThCh$
Colada Continua Chilena S.A. .... Equity method Investment         Sales of products and services        335,793          183,432
Other related companies.......... Various                          Various                                98,610          138,199
                                                                                                    ------------      -----------
        Total....................                                                                        434,403          321,631
                                                                                                    ============      ===========

The December 31, 2001 balances maintained with Banco Edwards are included in bank loans for an amount of ThCh$9,344,768.

The December 31, 2001 and 2002 balances maintained with Banco de Chile are included in bank loans for an amount of ThCh$15,177,556 and of ThCh$29,615,944, respectively, and time deposits for an amount of ThCh$7,442,642 and of ThCh$16,175,119 at the end of each year.

The December 31, 2002 balance maintained with Andsberg Finance Corp. LI, company member of Luksic Group, is included in bank loans for an amount of ThCh$50,454,635

Significant transactions with related parties are summarized as follows:

                                                                                Revenue (Expenses) for the year-ended December 31,
                                                                                --------------------------------------------------
Company                                         Transaction                          2000            2001             2002
                                                                                 --------------   -------------   --------------
                                                                                     ThCh$           ThCh$            ThCh$
Minera Los Pelambres S.A. ..................    Services.                               77,113         143,007          261,432
Telefonica del Sur Net S.A. ................    Sales.of.products and services         435,670     (1,206,357)               --
Promosol S.A. ..............................    Sales.of.products and services     (1,458,797)     (1,731,628)               --
Andsberg Finance Corp. Ltd. ................    Financing and interest                      --              --      (4,555,635)
Banco de Chile..............................    Investment income                      232,363         574,948        1,675,000
Alte S.A. ..................................    Sales.of.products and services        (16,068)         140,927          189,565
Compania de Telecomunicaciones Llanquihue       Services
   S.A. ....................................                                                --         150,872         (69,899)

On August 20, 2001, Quinenco announced that it had sold its 39.4% interest in Plava Laguna to Sutivan Investments, a Luksic Group company, for ThUS$29,624 (historical). The pre-tax gain on the sale of its interest was Ch$1,280 million (historical) (ThUS$1,955). Under the terms of the sales agreement, Quinenco has an option to purchase 50% of Sutivan Investments in 2004.

In accordance with Article 89 of the Chilean Companies Act, the Company's transactions with related parties must be carried out on an "arm's length" or market basis.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 22 - MINORITY INTEREST

Minority interest is summarized as follows:

                                                                                            At December 31,
                                                                                   --------------------------------
                                                                                      2001                  2002
                                                                                   ----------            ----------
                                                                                      ThCh$                 ThCh$
Balance Sheet:
Madeco and subsidiaries ............................................               70,880,403            59,612,407
Telsur and subsidiaries ............................................               15,744,430            15,933,990
Lucchetti and subsidiaries .........................................                3,277,494             1,020,851
Hoteles Carrera ....................................................                1,008,344               943,595
Other ..............................................................                1,654,857             1,802,766
                                                                                   ----------            ----------
        Total ......................................................               92,565,528            79,313,609
                                                                                   ==========            ==========

                                                                                      For the Year ended December 31,
                                                                           --------------------------------------------------------
                                                                              2000                  2001                   2002
                                                                           ----------            -----------            -----------
                                                                              ThCh$                 ThCh$                  ThCh$
Income Statement:
Madeco and subsidiaries ........................................            7,684,397             23,947,576             19,844,899
Telsur and subsidiaries ........................................           (2,214,595)            (2,475,355)            (1,727,780)
Lucchetti and subsidiaries .....................................            1,381,826                692,427              2,347,152
Hoteles Carrera ................................................              108,356                101,148                 64,749
Other ..........................................................              213,627                182,326                 (6,726)
                                                                           ----------            -----------            -----------
        Minority interest participation in net loss ............            7,173,611             22,448,122             20,522,294
                                                                           ==========            ===========            ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 23 - CONDENSED FINANCIAL STATEMENTS

Set forth below are condensed financial statements for the significant investment in CCU held through Quinenco's 50% owned company Inversiones y Rentas S.A. ("IRSA")

CCU Condensed Consolidated Balance Sheet

The condensed consolidated financial statements of CCU at December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                                                                                       At December 31,
                                                                                           -----------------------------------------
                                                                                               2001                          2002
                                                                                           -----------                   -----------
                                                                                               ThCh$                         ThCh$
Assets
Current assets .........................................................                   207,062,960                   219,086,387
Property, plant and equipment, net .....................................                   352,827,530                   330,658,007
Other assets ...........................................................                    88,394,600                   103,214,319
                                                                                           -----------                   -----------
                                                                                           648,285,090                   652,958,713
                                                                                           ===========                   ===========

Liabilities and Shareholders' Equity
Current liabilities ....................................................                   108,619,680                   122,267,218
Long-term liabilities ..................................................                    74,677,060                    55,720,333
Minority interest ......................................................                    41,066,100                    41,486,478
Shareholders' equity ...................................................                   423,922,250                   433,484,684
                                                                                           -----------                   -----------
                                                                                           648,285,090                   652,958,713
                                                                                           ===========                   ===========

CCU Condensed Consolidated Statement of Income

                                                                                       Year ended December 31,
                                                                   ----------------------------------------------------------------
                                                                       2000                      2001                      2002
                                                                   ------------              ------------              ------------
                                                                       ThCh$                     ThCh$                     ThCh$
Net sales ............................................              352,061,892               370,384,304               345,890,599
Cost of sales ........................................             (162,916,270)             (175,182,363)             (170,622,026)
Administrative and selling expenses ..................             (147,219,047)             (150,240,223)             (137,674,324)
Non-operating income and expenses ....................               (8,468,662)                3,819,878                (6,840,975)
Minority interest ....................................                 (806,518)               (1,892,742)               (1,251,953)
Income tax ...........................................               (5,330,725)               (7,360,240)               (7,436,435)
                                                                   ------------              ------------              ------------
Net income ...........................................               27,320,670                39,528,614                22,064,886
                                                                   ============              ============              ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

CCU Condensed Consolidated Statements of Cash Flows

                                                                                            Year ended December 31,
                                                                              -----------------------------------------------------
                                                                                 2000                 2001                 2002
                                                                              -----------          -----------          -----------
                                                                                 ThCh$                ThCh$                ThCh$
Cash Flows From Operating Activities
Net income ..........................................................          27,320,670           39,528,614           22,064,886
Income from sales of assets .........................................          (5,072,569)         (17,610,024)            (676,111)
Charges (credits) to income that do not represent cash flows ........          50,738,242           53,342,301           51,821,455
Changes in assets ...................................................         (10,248,263)         (10,731,352)         (12,796,981)
Changes in liabilities ..............................................           7,885,802            3,401,964            3,095,968
Minority interest ...................................................             806,518            1,892,742            1,251,953
                                                                              -----------          -----------          -----------
Cash flows from operating activities ................................          71,430,400           69,824,245           64,761,170
Cash flows from investing activities ................................         (53,582,303)         (63,021,141)         (25,909,991)
Cash flows from financing activities ................................         (27,084,723)           5,344,822          (12,602,127)
Price-level restatement of cash and cash equivalents ................          (1,822,518)           1,927,211            1,627,630
                                                                              -----------          -----------          -----------
Net increase in cash and cash equivalents ...........................         (11,059,144)          14,075,137           27,876,682
Cash and cash equivalents at beginning of year ......................          61,284,669           50,225,525           64,300,662
                                                                              -----------          -----------          -----------
Cash and cash equivalents at end of year ............................          50,225,525           64,300,662           92,177,344
                                                                              ===========          ===========          ===========

The reconciliation between the equity holding in IRSA and the net assets and income of CCU is as follows:

                                                                                At or for the Year ended December 31,,
                                                                      ------------------------------------------------------------
                                                                          2000                    2001                    2002
                                                                      ------------            ------------            ------------
                                                                          ThCh$                   ThCh$                   ThCh$
Balance sheet data:
Net worth of CCU ...........................................           426,848,480             423,922,032             433,484,684
Minority interest in CCU (1) ...............................          (163,989,390)           (162,865,665)           (166,539,520)
Minority interest in IRSA (2) ..............................          (131,516,580)           (130,600,301)           (133,519,063)
Other movements of balance sheet of IRSA ...................               175,100                 144,235                  92,962
                                                                      ------------            ------------            ------------
Investment in IRSA by equity method (Note 10) ..............           131,517,610             130,600,301             133,519,063
                                                                      ============            ============            ============
Income statement data:
Net income of CCU ..........................................            27,320,670              39,528,614              22,064,886
Minority interest in CCU (3) ...............................           (10,495,700)            (15,186,411)             (8,477,059)
Minority interest in IRSA (4) ..............................            (8,386,260)            (12,118,984)             (6,750,894)
Other income and expenses of IRSA ..........................               (52,530)               (104,236)                (85,039)
                                                                      ------------            ------------            ------------
Equity in net earnings of IRSA (Note 10) ...................             8,386,180              12,118,983               6,751,894
                                                                      ============            ============            ============

IRSA's investment in CCU ...................................                 61.58%                  61.58%                  61.58%
Quinenco's investment in IRSA ..............................                 50.00%                  50.00%                  50.00%

(1) Corresponds to differences between the shareholders' equity of CCU and the amount recognized via the equity method in IRSA.

(2) Corresponds to the proportion of the shareholders' equity of IRSA and the amount recognized via the equity method in Quinenco.

(3) Corresponds to difference between of the net income of CCU and the net income recognized in IRSA.

(4) Corresponds to proportion of the net income of IRSA recognized in minority shareholders'.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 24 - SEGMENT REPORTING:

Quinenco provides disclosures in accordance with Statement of Financial Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information available is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. In accordance with SFAS 131, Quinenco manages its business in five segments: Financial Services (Banco de Chile-Banco Edwards), Food and Beverage (Lucchetti-CCU), Telecommunications (Telsur), Manufacturing (Madeco), and Other. Other includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

The accounting policies of each segment are the same as those as described in the "Summary of Significant Accounting Policies"(Note 2).

In addition, for Financial Services, interest revenue and expense are recognized on the accrual basis using the effective interest method. The carrying amounts of loans, investments and liabilities include accrued interest and the indexation adjustment applicable to balances that are denominated in UFs or other indexes. The effect of changes in the UF index on interest-bearing assets and liabilities are reflected in the income statement as an increase or decrease in interest revenue or expense.

The Bank generally suspends the accrual of interest and indexation adjustment of principal on loans beginning on the first day that such loans are overdue and on amounts not yet due for loans on which any installments of principal or interest are 90 days overdue. Previously accrued interest remains on the Bank's books and is considered to be a part of the loan balance when determining the Allowance for loan losses. Payments received on overdue loans are recognized as income, after reducing the recorded balance of accrued interest receivable, if applicable, to the extent of interest earned but not recorded.

Fees and expenses related to loans, as well as fees for services rendered, are deferred and recognized in income over the term of the loans to which they relate, and to the period that the services are performed. Prior to January 1, 2000, these fees and expenses were recognized in income as the fee was received or the expense incurred.

CCU recognizes revenues relating to domestic sales of beer, soda, mineral water, juice products and wine upon delivery and physical acceptance of the product, at which time title passes to the customer. Vina San Pedro S.A. generally recognizes revenues relating to export sales of wine when the wine is shipped, which in accordance with established sales terms is when title passes to the customer.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

In CCU, advertising and sales promotion costs are expensed as incurred. Inventory is stated at replacement cost, which does not exceed estimated net realizable value. Bottles and containers are reported at restated cost, net of write-offs due to breakage and allowances. Deposits received on bottles and containers in circulation are classified as long-term liabilities. The amount of these deposits is determined based on an annual inventory of the bottles and cases in the possession of customers.

The following segment information is presented in accordance with US GAAP reporting requirements, however, it has been determined in accordance with Chilean GAAP. In accordance with Chilean GAAP, and as described in Note 10, Investments, Lucchetti Peru was consolidated through December 31, 2002 but the balance sheet as of that date was not consolidated.

Segment information is presented below:

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

                                                                               Year ended December 31, 2000
                                                    --------------------------------------------------------------------------------



                                                         Financial                 Food and beverage           Telecommunications
                                                          Services
                                                      Banco de Chile-           CCU             Lucchetti            Telsur
                                                     Banco Edwards (1)
                                                           ThCh$               ThCh$              ThCh$              ThCh$
                                                    --------------------------------------------------------------------------------
 Statement of Income Data:
Sales to unaffiliated customers ................                  --        352,045,824        102,336,745         44,163,163
Intersegment sales .............................                  --             16,068                 --              1,161
                                                    --------------------------------------------------------------------------------
     Total revenues ............................                  --        352,061,892        102,336,745         44,164,324
                                                    --------------------------------------------------------------------------------

Operating (Loss) income before general corporate
expenses .......................................                  --        189,145,622         32,014,564         24,813,481
General corporate expenses .....................                  --       (147,219,047)       (28,376,852)                --
                                                    --------------------------------------------------------------------------------
Operating (loss) income ........................                  --         41,926,575          3,637,712         24,813,481
Interest income ................................                  --          4,845,701            594,933            282,824
Non-operating income ...........................                  --          7,923,785             14,558            367,550
Interest expense ...............................                  --         (7,408,687)        (9,363,247)        (2,836,613)
Non-operating expense ..........................                  --        (13,717,151)       (11,446,032)          (360,773)

 Financial Services
Net interest revenue and expenses ..............         327,836,640                 --                 --                 --
Provision for loan losses ......................         (78,187,300)                --                 --                 --
Income from services, net ......................          67,887,300                 --                 --                 --
Other operating income, net ....................          21,098,520                 --                 --                 --
Other income and expenses ......................           9,530,590                 --                 --                 --
Operating expenses .............................        (240,101,240)                --                 --                 --

Price-level restatement, net ...................         (17,119,630)          (112,310)          (894,023)          (441,514)
Income tax .....................................            (539,720)        (5,330,725)         6,849,506         (1,635,168)
Minority interest ..............................                  --           (806,518)                --           (127,104)
                                                    --------------------------------------------------------------------------------
     Net income ................................          90,405,160         27,320,670        (10,606,593)        20,062,683
                                                    ================================================================================

 Balance Sheet Data (at December 31):
Identifiable assets ............................       8,260,717,420        528,567,198        119,965,124        119,192,865
Cash and cash equivalents ......................         716,285,690         50,225,525          2,980,327            474,086
Accounts receivable from related companies .....                  --          5,583,437            807,361          1,546,282
Investments in related and other companies and
goodwill .......................................           3,955,200         78,669,259         19,174,231              2,096
                                                    --------------------------------------------------------------------------------
     Total assets ..............................       8,980,958,310        663,045,419        142,927,043        121,215,329
                                                    ================================================================================

                                                                               Year ended December 31, 2000
                                                    --------------------------------------------------------------------------------

                                                                      Elimination of
                                                                      Companies not
                                                     Manufacturing     Consolidated        Other      Eliminations    Consolidated

                                                         Madeco            (2)            (3) (4)

                                                         ThCh$            ThCh$            ThCh$          ThCh$         ThCh$
                                                    -------------------------------------------------------------------------------
 Statement of Income Data:
Sales to unaffiliated customers ................      319,363,718       (352,045,824)      13,879,968            --     479,743,594
Intersegment sales .............................        2,297,667            (16,068)         442,541    (2,741,369)             --
                                                    -------------------------------------------------------------------------------
     Total revenues ............................      321,661,385       (352,061,892)      14,322,509    (2,741,369)    479,743,594
                                                    -------------------------------------------------------------------------------

Operating (Loss) income before general corporate
expenses .......................................       40,596,682       (189,145,622)        (684,419)           --      96,740,308
General corporate expenses .....................      (29,989,568)       147,219,047      (24,469,834)    2,741,369     (80,094,885)
                                                    -------------------------------------------------------------------------------
Operating (loss) income ........................       10,607,114        (41,926,575)     (25,154,253)    2,741,369      16,645,423
Interest income ................................        2,094,168         (4,845,701)      24,331,306   (18,261,742)      9,041,489
Non-operating income ...........................        3,470,389         (7,923,785)      31,472,811            --      35,325,308
Interest expense ...............................      (19,518,685)         7,408,687      (25,785,366)   18,261,742     (39,242,169)
Non-operating expense ..........................       (9,981,582)        13,717,151      (14,350,953)           --     (36,139,340)

 Financial Services
Net interest revenue and expenses ..............               --       (327,836,640)              --            --              --
Provision for loan losses ......................               --         78,187,300               --            --              --
Income from services, net ......................               --        (67,887,300)              --            --              --
Other operating income, net ....................               --        (21,098,520)              --            --              --
Other income and expenses ......................               --         (9,530,590)              --            --              --
Operating expenses .............................               --        240,101,240               --            --              --

Price-level restatement, net ...................       (5,923,709)        17,231,940          915,805            --      (6,343,441)
Income tax .....................................        1,546,470          5,870,445          780,428            --       7,541,236
Minority interest ..............................         (120,152)           806,518        7,420,867            --       7,173,611
                                                    -------------------------------------------------------------------------------
     Net income ................................      (17,825,987)      (117,725,830)        (369,355)    2,741,369      (5,997,883)
                                                    ===============================================================================

 Balance Sheet Data (at December 31):
Identifiable assets ............................      414,494,998     (8,789,284,618)      84,816,898            --     738,469,885
Cash and cash equivalents ......................        8,948,012       (766,511,215)     127,095,765            --     139,498,190
Accounts receivable from related companies .....          522,936         (5,583,437)       3,398,852            --       6,275,431
Investments in related and other companies and
goodwill .......................................       40,777,568        (82,624,459)     504,567,909            --     564,521,804
                                                    -------------------------------------------------------------------------------
     Total assets ..............................      464,743,514     (9,644,003,729)     719,879,424            --   1,448,765,310
                                                    ===============================================================================

(1) Banco de Chile and Banco Edwards are equity method investments under Chilean GAAP and are presented here as separate segments. In order to reconcile to the consolidated financial statements, they are removed in the column, "elimination of companies not consolidated and the equity participation is added in one line in the column "other".

(2)   This column includes the elimination of CCU, Banco de Chile and Banco
      Edwards.

(3) This column includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(4) Quinenco's participation in the income from the equity method investments CCU, Banco de Chile and Banco Edwards is included in the column entitled "Other" in the caption "Non-Operating income".

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

                                                                              Year ended December 31, 2001
                                                    -------------------------------------------------------------------------------



                                                         Financial                 Food and beverage           Telecommunications
                                                          Services
                                                      Banco de Chile-           CCU             Lucchetti            Telsur
                                                     Banco Edwards (1)
                                                           ThCh$               ThCh$              ThCh$              ThCh$
                                                    -------------------------------------------------------------------------------
 Statement of Income Data:
Sales to unaffiliated customers ................                  --        370,318,549         88,842,752         46,699,418
Intersegment sales .............................                  --             65,755                 --              1,548
                                                    -------------------------------------------------------------------------------
     Total revenues ............................                  --        370,384,304         88,842,752         46,700,966
                                                    -------------------------------------------------------------------------------

Operating (Loss) income before general corporate
expenses .......................................                  --        195,201,941         26,551,122         27,774,415
General corporate expenses .....................                  --       (150,240,223)       (23,825,146)       (13,929,725)
                                                    -------------------------------------------------------------------------------
Operating (loss) income ........................                  --         44,961,718          2,725,976         13,844,690
Interest income ................................                  --          3,530,864            331,775            371,919
Non-operating income ...........................                  --         20,453,349            904,863            600,558
Interest expense ...............................                  --         (6,393,562)        (9,529,675)        (3,033,957)
Non-operating expense ..........................                  --        (11,299,964)        (5,697,735)          (653,905)

 Financial Services
Net interest revenue and expenses ..............         345,565,000                 --                 --                 --
Provision for loan losses ......................         (93,264,440)                --                 --                 --
Income from services, net ......................          79,270,860                 --                 --                 --
Other operating income, net ....................          11,381,500                 --                 --                 --
Other income and expenses ......................          20,665,920                 --                 --                 --
Operating expenses .............................        (253,018,470)                --                 --                 --

Price-level restatement, net ...................         (10,248,500)        (2,470,809)         1,796,435           (383,180)
Income tax .....................................            (368,740)        (7,360,240)         2,869,137         (1,844,256)
Minority interest ..............................                  --         (1,892,742)                22           (165,698)
                                                    -------------------------------------------------------------------------------
     Net income ................................          99,983,130         39,528,614         (6,599,202)         8,736,171
                                                    ===============================================================================

 Balance Sheet Data (as of  December 31):
Identifiable assets ............................       8,704,290,010        529,107,672        119,995,076        128,847,261
Cash and cash equivalents ......................         543,787,470         58,677,618          2,398,366            795,737
Accounts receivable from related companies .....                  --            893,422             91,489          5,502,242
Investments in related and other companies and
goodwill .......................................           5,362,180         59,606,622            322,068            537,857
                                                    -------------------------------------------------------------------------------
     Total assets ..............................       9,253,439,660        648,285,334        122,806,999        135,683,097
                                                    ===============================================================================

                                                                              Year ended December 31, 2001
                                                    --------------------------------------------------------------------------------

                                                                      Elimination of
                                                                      Companies not
                                                      Manufacturing    Consolidated       Other        Eliminations    Consolidated

                                                          Madeco           (2)           (3) (4)

                                                          ThCh$           ThCh$           ThCh$           ThCh$         ThCh$
                                                    -------------------------------------------------------------------------------
 Statement of Income Data:
Sales to unaffiliated customers ................       341,097,887      (370,318,549)     11,618,440             --     488,258,497
Intersegment sales .............................           771,345           (65,755)        488,097     (1,260,990)             --
                                                    -------------------------------------------------------------------------------
     Total revenues ............................       341,869,232      (370,384,304)     12,106,537     (1,260,990)    488,258,497
                                                    -------------------------------------------------------------------------------

Operating (Loss) income before general corporate
expenses .......................................        46,374,809      (195,201,941)       (344,168)            --     100,356,178
General corporate expenses .....................       (35,388,798)      150,240,223      (9,477,511)       305,944     (82,315,236)
                                                    -------------------------------------------------------------------------------
Operating (loss) income ........................        10,986,011       (44,961,718)     (9,821,679)       305,944      18,040,942
Interest income ................................         1,979,323        (3,530,864)     22,711,898    (17,217,510)      8,177,405
Non-operating income ...........................         4,119,931       (20,453,349)    100,398,786             --     106,024,138
Interest expense ...............................       (21,907,614)        6,393,562     (43,525,807)    17,217,510     (60,779,543)
Non-operating expense ..........................       (34,056,176)       11,299,964     (31,470,329)            --     (71,878,145)

 Financial Services
Net interest revenue and expenses ..............                --      (345,565,000)             --             --              --
Provision for loan losses ......................                --        93,264,440              --             --              --
Income from services, net ......................                --       (79,270,860)             --             --              --
Other operating income, net ....................                --       (11,381,500)             --             --              --
Other income and expenses ......................                --       (20,665,920)             --             --              --
Operating expenses .............................                --       253,018,470              --             --              --

Price-level restatement, net ...................       (13,610,792)       12,719,309       1,246,741             --     (10,950,796)
Income tax .....................................          (430,909)        7,728,980       4,298,568             --       4,892,540
Minority interest ..............................         1,321,259         1,892,742      21,292,539             --      22,448,122
                                                    -------------------------------------------------------------------------------
     Net income ................................       (51,598,967)     (139,511,744)     65,130,717        305,944      15,974,663
                                                    ===============================================================================

 Balance Sheet Data (as of  December 31):
Identifiable assets ............................       367,697,110    (9,233,397,683)     81,135,753             --     697,675,199
Cash and cash equivalents ......................         4,579,471      (602,465,088)     46,727,020             --      54,500,594
Accounts receivable from related companies .....           532,681          (893,422)      3,332,126             --       9,458,538
Investments in related and other companies and
goodwill .......................................        44,031,070       (64,968,801)    801,555,143             --     846,446,139
                                                    -------------------------------------------------------------------------------
     Total assets ..............................       416,840,332    (9,901,724,994)    932,750,042             --   1,608,080,470
                                                    ===============================================================================

(1) Banco de Chile and Banco Edwards are equity method investments under Chilean GAAP and are presented here as separate segments. In order to reconcile to the consolidated financial statements, they are removed in the column, "elimination of companies not consolidated and the equity participation is added in one line in the column "other".

(2)   This column includes the elimination of CCU, Banco de Chile and Banco
      Edwards.

(3) This column includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(4) Quinenco's participation in the income from the equity method investments CCU, Banco de Chile and Banco Edwards is included in the column entitled "Other" in the caption "Non-Operating income".

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

                                                                               Year ended December 31, 2002
                                                   --------------------------------------------------------------------------------



                                                         Financial                 Food and beverage           Telecommunications
                                                          Services
                                                     Banco de Chile (1)         CCU             Lucchetti            Telsur
                                                           ThCh$               ThCh$              ThCh$              ThCh$
                                                   --------------------------------------------------------------------------------
 Statement of Income Data:
Sales to unaffiliated customers ................                  --        345,890,599        83,798,532         46,645,619
Intersegment sales .............................                  --                 --                --                 --
                                                   --------------------------------------------------------------------------------
     Total revenues ............................                  --        345,890,599        83,798,532         46,645,619
                                                   --------------------------------------------------------------------------------

Operating (Loss) income before general corporate
expenses .......................................                  --        175,268,573        22,414,727         27,353,648
General corporate expenses .....................                  --       (137,674,324)      (19,736,542)       (14,205,522)

Operating (loss) income ........................                  --         37,594,249         2,678,185         13,148,126
Interest income ................................                  --          1,635,362           139,098            356,448
Non-operating income ...........................                  --          4,822,078           207,682            697,970
Interest expense ...............................                  --         (3,833,091)       (4,899,212)        (3,255,384)
Non-operating expense ..........................                  --         (5,791,326)      (34,686,723)        (2,594,711)
                                                   --------------------------------------------------------------------------------
 Financial Services ............................                  --
Net interest revenue and expenses ..............         367,596,000                 --                --                 --
Provision for loan losses ......................        (100,644,000)                --                --                 --
Income from services, net ......................          86,686,000                 --                --                 --
Other operating income, net ....................         (30,025,000)                --                --                 --
Other income and expenses ......................          (5,296,000)                --                --                 --
Operating expenses .............................        (257,239,000)                --                --                 --

Price-level restatement, net ...................          (9,596,000)        (3,673,998)         (482,331)          (410,696)
Income tax .....................................           1,153,000         (7,436,435)         (179,558)        (1,780,041)
Minority interest ..............................                  --         (1,251,953)              156           (134,246)
                                                   --------------------------------------------------------------------------------
     Net income ................................          52,635,000         22,064,886       (37,222,703)         6,027,466
                                                   ================================================================================

 Balance Sheet Data (as of December 31):
Identifiable assets ............................       7,914,831,000        483,928,221        73,199,335        135,157,586
Cash and cash equivalents ......................         676,423,000         92,177,344            88,555          1,943,159
Accounts receivable from related companies .....                  --          2,602,134         2,876,837             93,365
Investments in related and other companies and
goodwill .......................................           4,777,000         74,251,014           179,844            338,311
                                                   --------------------------------------------------------------------------------
     Total assets ..............................       8,596,031,000        652,958,713        76,344,571        137,532,421
                                                   ================================================================================

                                                                               Year ended December 31, 2002
                                                   ---------------------------------------------------------------------------------

                                                                     Elimination of
                                                                     Companies not
                                                     Manufacturing    Consolidated       Other         Eliminations   Consolidated

                                                         Madeco           (2)           (3) (4)
                                                         ThCh$           ThCh$           ThCh$            ThCh$          ThCh$
                                                   --------------------------------------------------------------------------------
 Statement of Income Data:
Sales to unaffiliated customers ................     255,903,471      (345,890,599)      9,951,072              --      396,298,694
Intersegment sales .............................         379,124                --         290,899        (670,023)              --
                                                   --------------------------------------------------------------------------------
     Total revenues ............................     256,282,595      (345,890,599)     10,241,971        (670,023)     396,298,694
                                                   --------------------------------------------------------------------------------

Operating (Loss) income before general corporate
expenses .......................................      31,695,545      (175,268,573)     (1,106,661)             --       80,357,259
General corporate expenses .....................     (27,692,090)      137,674,324      (9,116,243)        670,023      (70,080,374)
                                                   --------------------------------------------------------------------------------
Operating (loss) income ........................       4,003,455       (37,594,249)    (10,222,904)        670,023       10,276,885
Interest income ................................       1,570,236        (1,635,362)     19,923,120     (16,641,169)       5,347,733
Non-operating income ...........................         708,080        (4,822,078)     31,928,675              --       33,542,407
Interest expense ...............................     (19,091,665)        3,833,091     (40,122,059)     16,641,169      (50,727,151)
Non-operating expense ..........................     (22,313,904)        5,791,326     (26,092,540)             --      (85,687,878)
                                                   --------------------------------------------------------------------------------
 Financial Services ............................
Net interest revenue and expenses ..............              --      (367,596,000)             --              --               --
Provision for loan losses ......................              --       100,644,000              --              --               --
Income from services, net ......................              --       (86,686,000)             --              --               --
Other operating income, net ....................              --        30,025,000              --              --               --
Other income and expenses ......................              --         5,296,000              --              --               --
Operating expenses .............................              --       257,239,000              --              --               --

Price-level restatement, net ...................      (8,442,351)       13,269,998         439,441              --       (8,895,937)
Income tax .....................................       1,402,348         6,283,435         698,687              --          141,436
Minority interest ..............................       1,997,934         1,251,953      18,658,450              --       20,522,294
                                                   --------------------------------------------------------------------------------
     Net income ................................     (40,165,867)      (74,699,886)     (4,789,130)        670,023      (75,480,211)
                                                   ================================================================================

 Balance Sheet Data (as of December 31):
Identifiable assets ............................     325,453,431    (8,398,759,221)     53,855,375              --      587,665,727
Cash and cash equivalents ......................       7,758,701      (768,600,344)     83,296,757              --       93,087,172
Accounts receivable from related companies .....         867,472        (2,602,134)      3,931,758              --        7,769,432
Investments in related and other companies and
goodwill .......................................      44,072,473       (79,028,014)    790,125,074              --      834,715,702
                                                   --------------------------------------------------------------------------------
     Total assets ..............................     378,152,077    (9,248,989,713)    931,208,964              --    1,523,238,033
                                                   ================================================================================

(1) Banco de Chile is an equity method investment under Chilean GAAP and is presented here as a separate segment. In order to reconcile to the consolidated financial statements, it is removed in the column, "elimination of companies not consolidated and the equity participation is added in one line in the column "other".

(2)   This column includes the elimination of CCU and Banco de Chile.

(3) This column includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(4) Quinenco's participation in the income from the equity method investments CCU and Banco de Chile is included in the column entitled "Other" in the caption "Non-Operating income".

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

Depreciation for each of the segments was as follows:

                                                                                         Year ended December 31,
                                                                        -----------------------------------------------------------
                                                                           2000                     2001                   2002
                                                                        -----------             -----------             -----------
                                                                           ThCh$                    ThCh$                  ThCh$
Segment
Financial Services
   Banco de Chile ..........................................              8,120,453               8,071,648              17,179,275
   Banco Edwards ...........................................              5,494,773               7,640,326                      --
Food and Beverage
   CCU .....................................................             39,751,524              41,403,612              42,270,056
   Lucchetti ...............................................              5,213,164               4,632,656               3,785,676
Telecommunications
   Telsur ..................................................              9,818,034               9,738,354              10,576,862
Manufacturing
   Madeco ..................................................             14,578,692              15,215,501              12,785,692
Other (1) ..................................................              2,416,585               2,104,902               2,010,354
Elimination of non-consolidated companies (2) ..............            (53,366,750)            (57,115,586)            (59,449,331)
                                                                        -----------             -----------             -----------
        Total depreciation .................................             32,026,475              31,691,413              29,158,584
                                                                        ===========             ===========             ===========

(1) Includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(2) Includes the elimination of non-consolidated companies CCU, Banco de Chile and Banco Edwards.

Capital expenditures, comprised of additions to property plant and equipment, for each of the segments were as follows:

                                                                                          Year ended December 31,
                                                                        -----------------------------------------------------------
                                                                           2000                    2001                    2002
                                                                        -----------             -----------             -----------
                                                                           ThCh$                   ThCh$                   ThCh$
Segment:
Financial Services
   Banco de Chile ..........................................              6,036,521              10,112,437              11,996,900
   Banco Edwards ...........................................             18,708,405               6,573,254                      --
Food and Beverage
   CCU .....................................................             48,994,076              31,296,023              18,908,239
   Lucchetti ...............................................              2,200,365               1,802,409               1,800,686
Telecommunications
   Telsur ..................................................             14,563,110              20,397,022              14,056,286
Manufacturing
   Madeco ..................................................             16,468,483               8,658,518               6,400,830
Other (1) ..................................................              1,775,468               1,227,354                 626,897
Elimination of non-consolidated companies (2) ..............            (73,739,002)            (47,981,714)            (30,905,139)
                                                                        -----------             -----------             -----------
     Total capital expenditures ............................             35,007,426              32,085,303              22,884,699
                                                                        ===========             ===========             ===========

(1) Includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(2) Includes the elimination of non-consolidated companies CCU, Banco de Chile and Banco Edwards.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

Property, plant and equipment for each of the segments were as follows:

                                                                                         Year ended December 31,
                                                                       ------------------------------------------------------------
                                                                           2000                    2001                    2002
                                                                       ------------            ------------            ------------
                                                                           ThCh$                   ThCh$                   ThCh$
Segment:
Financial Services
   Banco de Chile ..........................................             86,740,420              87,659,386             139,343,541
   Banco Edwards ...........................................             65,510,678              61,214,136                      --
Food and Beverage
   CCU .....................................................            349,913,529             352,828,073             330,658,007
   Lucchetti ...............................................             76,015,544              74,568,874              38,579,822
Telecommunications
   Telsur ..................................................             99,164,766             106,702,188             111,413,169
Manufacturing
   Madeco ..................................................            214,454,416             205,975,985             201,232,498
Other (1) ..................................................             45,151,904              43,070,915              41,241,167
Elimination of non-consolidated companies (2) ..............           (502,164,627)           (501,701,595)           (470,001,548)
                                                                       ------------            ------------            ------------
     Total Property, plant and equipment ...................            434,786,630             430,317,962             392,466,656
                                                                       ============            ============            ============

(1) Includes the real estate and hotel administration as well as Quinenco and intermediate holding companies.

(2)   Includes the elimination of CCU, Banco de Chile and Banco Edwards.

Sales, which relate to non-Financial Service companies, detailed by major geographic areas were as follows:

Sales (1)

                                                                                         Year ended December 31,
                                                                       ------------------------------------------------------------
                                                                          2000                     2001                    2002
                                                                       ------------            ------------            ------------
                                                                          ThCh$                    ThCh$                   ThCh$
Chile ......................................................            553,924,882             584,070,666             586,488,001
Argentina ..................................................            121,077,054             111,828,515              40,227,482
Peru .......................................................             44,513,834              52,879,215              44,391,512
Brazil .....................................................            112,289,716             109,864,405              71,082,298
Elimination of non-consolidated companies (2) ..............           (352,061,892)           (370,384,304)           (345,890,599)
                                                                       ------------            ------------            ------------
     Total .................................................            479,743,594             488,258,497             396,298,694
                                                                       ============            ============            ============

(1)   The table above does not include Banco de Chile and Banco Edwards.

(2)   Includes the elimination of CCU.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

NOTE 25 - DERIVATIVE CONTRACTS

The following details the Company's derivative instruments as of December 31, 2002:

                                                 Description of contract
                                       ----------------------------------------------
 Type of    Contract      Expiration     Specific item          Hedged amount or
  hedge      amount          Date                                  transaction
                                                             ---------    -----------
                                                               Name          Amount
Forward     11,103,450    Q-1 2003    Exchange rate US$     Loan US$      11,103,450
Forward      7,358,300    Q-1 2003    Exchange rate US$     Loan US$       7,358,300
Forward      7,355,300    Q-1 2003    Exchange rate US$     Loan US$       7,355,300
Forward      5,123,650    Q-1 2003    Exchange rate US$     Loan US$       5,123,650
Forward      7,017,500    Q-1 2003    Exchange rate US$     Loan US$       7,017,500
Forward      9,189,570    Q-1 2003    Exchange rate US$     Loan US$       9,189,570
Forward      7,319,500    Q-1 2003    Exchange rate US$     Loan US$       7,319,500
Forward      7,032,500    Q-1 2003    Exchange rate US$     Loan US$       7,032,500
Forward      5,564,560    Q-1 2003    Exchange rate US$     Loan US$       5,564,560
Forward     10,405,500    Q-1 2003    Exchange rate         Loan US$      10,405,500
Forward     21,000,000    Q-2 2003    Exchange rate         --                    --
Forward        945,511    Q-1 2003    US$/ Brazilian Real   Inventory        945,511
Forward      5,399,636    Q-1 2003    US$/ Brazilian Real   Loan US$       5,399,636
Swap         1,522,016    Q-1 2003    US$/ Brazilian Real   Loan US$       1,562,016
Swap         6,475,201    Q-2 2003    US$/ Brazilian Real   Loan US$       6,475,201
Swap         1,510,518    Q-3 2003    US$/ Brazilian Real   Loan US$       1,570,518

                                        Accounts affected
                          ------------------------------------------
 Type of       Value        Asset / Liability     Effect in income
  hedge        being
              hedged      ------------------------------------------
                           Name      Amount     Realized    Unrealized
                                     ThCh$       ThCh$        ThCh$
Forward     10,779,150     OCA      296,330          --    (296,330)
Forward      7,186,100     OCA      183,596          --    (183,596)
Forward      7,186,100     OCA      124,729          --    (124,729)
Forward      5,030,270     OCA      103,158          --    (103,158)
Forward      7,186,100     OCA      196,579          --      196,579
Forward      9,341,930     OCA      141,509          --      141,509
Forward      7,186,100     OCA      149,363          --    (149,363)
Forward      7,186,100     OCA      189,282          --      189,282
Forward      5,748,880     OCA      192,926          --      192,926
Forward     10,779,150     OCA      358,755          --      358,755
Forward             --     OLTL     263,216   (263,216)           --
Forward        945,511     OCL       23,679          --     (23,679)
Forward      5,399,636     OCA      239,374     239,964           --
Swap         1,562,014     OCA       90,964      90,964           --
Swap         6,703,194     OCA    1,710,530   1,710,530           --
Swap         1,510,518     OCA      279,349     279,349           --

OCA: Other current assets
OCL: Other current liabilities
OLTL: Other long-term liabilities

NOTE 26 - SUBSEQUENT EVENTS

1.    CCU

On January 13, 2002, Quinenco and the companies Schorghuber Stiftung & Co. Holding K.G. ("Schorghuber"), Bayerische BrauHolding A.G. ("Bayerische") and FHI Finance Holding International B.V. ("FHI") executed a Settlement and Release Agreement by which they agreed to fully and finally settle the arbitration proceedings initiated before the International Court of Arbitration of the International Chamber of Commerce, granting each other a complete release in respect of the claims that had been made. Pursuant to this Settlement, all disputes between the parties, as the only shareholders of the joint stock company IRSA and members of the controller of the joint stock company CCU have been completely resolved and terminated.

As part of the agreements reached, FHI undertook to pay Quinenco the amount of US$50 million, not later than January 31, 2003. It was also agreed as part of an amendment to the shareholders' agreement that within a maximum period of three years starting on January 13, 2003, Schorghuber shall have the right to transfer its shares in FHI or, alternatively, FHI shall have the right to sell its shares in IRSA, to Heineken.

The transfer to Heineken, referred to above would be subject to the following conditions:

      a) Heineken shall not compete against CCU in the so called "CCU Territories" (Chile and Argentina); and

      b) Heineken shall grant to CCU, subject to entering into a license agreement on Heineken's usual terms and conditions, the exclusive right to produce, market, sell and distribute the Heineken brand in

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

      Chile and Argentina, and shall not grant any such license to any party other than CCU in Chile and Argentina for so long as it owns any interest in IRSA; and

      c) Heineken shall agree to be bound by the terms of the Shareholders' Agreement entered into amongst the parties in IRSA on April 14, 1994, as amended on January 13, 2003, as successor to all the rights and obligations of Schorghuber and FHI.

On April 17, 2003 Schorghuber informed Quinenco of the sale of its shares in FHI to Heineken. As a consequence, Heineken has effectively become a 50% partner in IRSA, the entity which holds a 61.6% controlling interest in CCU.

At an extraordinary board meeting of IRSA held on January 13, 2003, it was decided to submit for the approval of the shareholders of CCU a dividend distribution equal to 100% of the 2002 net profits of CCU. It was also agreed to propose the distribution of retained earnings amounting to ThCh$168,700,000 within the following 180 days, in one or more installments.

Southern Breweries Establishment ("SBE") of which CCU indirectly owns 50%, has agreed in principle with Heineken, the terms of the sale to Heineken of SBE's stake in the Croatian company Karlovacka pivovara d.d. ("Karlovacka"), at a price equal to ten times EBITDA; subject to inter alia prior regulatory approval and approval of the respective boards of Heineken and SBE and its controlling companies. Karlovacka was sold March 31, 2003.

2.    Madeco

Madeco entered into amended and restated agreements with certain of its bank creditors, including twelve local and two international banks, on December 18, 2002, rescheduling certain of its bank indebtedness for a total amount of approximately US$120 million. The debt restructuring was contingent upon the successful completion of the Madeco's capital increase and the payment of 30% of the its outstanding debt to those banks, among other requirements.

On February 18, 2003, pursuant to approval by shareholders at an extraordinary shareholders' meeting held on November 14, 2002, Madeco initiated a Ch$101,380 million capital increase. On March 4, 2003, Quinenco and its subsidiary Rio Grande, subscribed and paid 2,058,353,792 shares for Ch$49,400 million. The voluntary offering period concluded on March 24, 2003. Subscribed and paid capital amounted to Ch$51,314 million divided into 2,138,097,727 shares.

Following the close of the pre-emptive rights offering period, Madeco initiated a bond capitalization process that concluded on March 31, 2003. Series A and Series C bondholders capitalized a total of 154,876,051 shares at Ch$24 per share for an amount equivalent to Ch$3,717 million. As a result of the capital increase, Quinenco's interest in Madeco increased from 53.4% to 84.3%. Cash proceeds from the capital increase amounted to Ch$51,314 million. Of the total proceeds, Ch$28,847 million was used to repay bank debt and Ch$3,717 million was used to redeem a portion of the outstanding Series A and Series C bonds.

On April 9, 2003, in accordance with the amended and restated agreements between certain of its banks, Madeco paid an additional Ch$7,119 million to its bank creditors. The amount corresponds to the first capital amortization payment and interest (due in March 2006), and an additional payment of 12.68% of

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

the last payment (due in March 2010). Remaining funds of Ch$11,631 million will be used to reduce liabilities and provide additional working capital for Madeco.

An additional 264,800,000 shares were sold in a public auction on the Santiago Stock Exchange on June 6, 2003 for Ch$7,679 million. As a result of the sale, Madeco's total outstanding shares increased to 2,963,284,806 shares. Quinenco did not subscribe additional shares. As a consequence, its interest in Madeco decreased from 84.3% to 76.8% as of the same date. Proceeds from the share increase will be used to reduce liabilities and provide additional working capital for Madeco.

3.    Lucchetti

On January 6, 2003, Lucchetti Peru was notified by an official of the Municipality of Chorrillos of the revocation of its license to operate its industrial plant for alleged environmental violations and as a consequence Lucchetti was forced to abandon its operations in Peru. Consequently, the Board of Directors of Lucchetti agreed to comply with the order as quickly as possible in order to protect its employees and installations, and to begin the orderly liquidation of the assets of the Peruvian subsidiary.

As a result of these events, Lucchetti recorded a provision against the entire investment and for part of the accounts receivable of its subsidiary Lucchetti Peru, amounting to ThCh$30,678,486, which was charged against income for the year. See Note 10.

Lucchetti is seeking damages under an existing treaty between Peru and Chile.

On May 15, 2003, Lucchetti and the banks party to a syndicated bank facility modified the loan agreement to allow for a maximum leverage level of 3.9:1 as of June 30, 2003, 3.2:1 as of December 31, 2003 and gradually decreasing to a maximum level of 1.5:1 in 2007. With this modification, Lucchetti believes it will comply with the facility's covenants for the period ended June 30, 2003, though there can be no assurance Lucchetti will do so.

NOTE 27 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile (Chilean GAAP) vary in certain important respects from accounting principles generally accepted in the United States of America (US GAAP). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

The principal differences between Chilean GAAP and US GAAP are described below together with explanations, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders' equity. Under Chilean GAAP, banking operations are not generally consolidated with non-financial businesses primarily due to the dissimilarity of both the nature of the businesses and the related accounting policies. However, under US GAAP consolidation of the Company's banking operations would be required under Statement of Financial Accounting Standards 94 ("SFAS 94"), which deals with the consolidation of all majority-owned subsidiaries. As a result, where appropriate, adjustments to US GAAP of the Company's banking operations are disclosed on a gross basis with a separate adjustment for taxes, providing separate disclosure for items that would impact several balance sheet accounts under US GAAP separated between the Company's banking operations and non-

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

financial businesses. Additional disclosure required under US GAAP of the consolidation of majority owned subsidiaries is provided in part II of this note. This information has been presented on a Chilean GAAP basis. References below to "the Bank" are to the merged Banco de Chile and Banco Edwards. References below to "SFAS" are to United States Statements of Financial Accounting Standards and references to "FASB" are to the Financial Accounting Standards Board.

I.    Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP, are as follows:

(a)   Inflation accounting

Chilean accounting principles require that financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 2b), is based on a model which permits the calculation of net inflation gains or losses caused by the holding of monetary assets and liabilities exposed to changes in the purchasing power of the local currency by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

Although the cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2002 was only approximately 11.18%, the inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions that have affected the Chilean economy in the past. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to US GAAP.

(b)   Deferred income taxes

On January 1, 2000 the Company began applying Technical Bulletin No. 60 of the Chilean Association of Accountants concerning deferred taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, the Company applies SFAS 109, "Accounting for Income Taxes", whereby income taxes are also recognized using substantially the same asset and liability approach with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities based on enacted rates at the dates the temporary differences are expected to reverse.

Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

In order to mitigate the effects of recording deferred income taxes that under the prior income tax accounting standard were not expected to be realized, Technical Bulletin N(degree) 60 provides for a period of transition whereby the full effect of using the liability method is not recorded immediately in income but at the same time recording the deferred taxes are recorded in the balance sheet. Under this transitional

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra assets or liabilities must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. The primary difference between Chilean GAAP and US GAAP relates to the reversal of the amortization of the complementary asset and liability recorded in accordance with the transition procedures for unrecorded deferred income taxes as of January 1, 2000.

Furthermore, deferred income tax assets under US GAAP should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized. A similar valuation allowance is now provided under Chilean GAAP for deferred income tax assets arising after January 1, 2000.

The effect of differences in accounting for deferred taxes is included in paragraph I (ee) below and certain disclosures required under FAS 109 are set forth under paragraph III b) below.

(c)   Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company's net income for each year as determined in accordance with Chilean GAAP. Since the payment of the 30% dividend out of each year's income is a legal requirement in Chile, provision has been made in the accompanying US GAAP reconciliation in I (ee) below to recognize the corresponding decrease in net equity as of December 31, 2001 for the difference between 30% of net income and interim dividends paid during the year. No provision has been made for the year ended December 31, 2002 as the Company had a net loss. The effects of the accounting for the minimum dividend are shown in the paragraph I (ee) below.

(d)   Revaluation of property, plant and equipment

As mentioned in Note 2 i), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for each year is shown in paragraph I (ee) below.

(e)   Investment securities

e-1) Non-Financial Services

Under Chilean GAAP, investments in other companies reported in the financial statements are valued at the lower of restated cost or market value. Unrealized losses on such investments are reflected in the statements of income.

Under US GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), requires that debt and equity securities be classified in accordance with the Company's intent and ability to hold the security, as follows:

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

o Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

o Debt and equity securities that are bought and held by the Company, principally for the purpose of selling them in the near term, are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

o Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity net of the deferred income tax effects.

The Company held a 13.68%, 5.69% and 5.69% ownership interest in Entel at December 31, 2000, 2001 and 2002, respectively. Under Chilean GAAP, the Company has recorded its equity participation in the net income of Entel under the equity method. Under US GAAP, these investments would be classified as available-for-sale marketable securities and held at fair value. Additionally, due to the sale of 7.99% of its investment in 2001 and the distinct methods used to account for the investments, there is also an adjustment between Chilean GAAP and US GAAP relating to the gain on the sale, which under US GAAP was calculated based on the average cost of the securities purchased. The effect of the differences in the accounting method and the gain in the sale are included in paragraph I (ee) below.

e-2) Financial Services

Under Chilean GAAP, the Company's banking operations classify investments as either trading securities or permanent securities. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Permanent securities are stated at fair market value with unrealized gains and losses included in a separate component of shareholders' equity, with realized gains and losses included in other operating results. Investments with a secondary market are carried at market value, and all other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments.

Under US GAAP, based upon the criteria above, the banks have determined that under US GAAP, its investments should be classified as "trading", "available-for-sale" and "held-to-maturity". Consequently, investments classified as permanent are considered to be "available-for-sale" and all other investments are considered to be "trading", with the exception of certain Central Bank securities and other investments, maintained by banking branches in the United States of America, some of which are classified as "held-to-maturity". The effect of eliminating the market value adjustment for the held to maturity securities is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (ee) above.

(f)   Employee severance indemnities

For Chilean GAAP purposes, the Company accrues for severance indemnities when rights to such benefits have been formally guaranteed to employee groups. Those obligations are based on the present value of the liability determined at the end of each year based on the current salary and number of years of service to date of each employee. The Company uses a real discount rate and a projected employee service life based on probable tenure for vested employees. The real annual discount rate does not include a projection of inflation and accordingly, future salary increases are also excluded from the calculation of the

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

obligation, because all such future increases are expected to approximate the increase in inflation over a long-term period.

For US GAAP purposes, the severance indemnities described above are determined based on the vested benefits to which the employees are entitled if they separate immediately (settlement basis). The effect of differences in the accounting for employee severance indemnities is included in paragraph I (ee) below.

(g)   Deficit during development stage

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor's proportional share of the subsidiary's results of operations are taken to a reserve which forms part of the investor's shareholders' equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations charged directly to income. The effect of differences in accounting methods is included in paragraph I (ee) below. No disclosure of the effect of consolidation of such subsidiaries has been made considering that the effects are not material.

(h)   Advertising costs

During 1998, Lucchetti capitalized corporate image advertising costs incurred in connection with obtaining a municipal license for the construction of their plant in Lima, Peru. During 1999 Lucchetti started amortizing the capitalized advertising costs. For US GAAP purposes, those costs cannot be capitalized and were charged to income. During the years ended December 31, 2000 and 2001, the effect of reversing the amortization that is included in the income statement in Chilean GAAP is included in paragraph I (ee) below. In the year ended December 31, 2002, under Chilean GAAP, all such costs have been written-off as part of the provision for the shut down of the plant in Peru and subsequently, there is no longer a difference in shareholders' equity between Chilean GAAP and US GAAP as of December 31, 2002. The adjustment to reverse the write-down taken in the year ended December 31, 2002 under Chilean GAAP is included in paragraph I (ee) below.

(i)   Restructuring costs

During 1999, Madeco began restructuring a portion of its operations. As part of this process, certain operating plants were either closed or transferred and merged with other plants. At December 31, 1999, some steps related to this process were not complete and accordingly, the Company recorded provisions for the estimated costs to completion. The estimated costs related to employee benefits, such as severance and termination benefits, and costs associated with the relocation of plant facilities. During 2000 and 2001, other subsidiaries of the Company also implemented restructuring plans.

Prior to the implementation of SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities", effective for disposal activities after December 31, 2002, the recognition of liabilities related to a restructuring process under US GAAP was prescribed primarily by Emerging Issue Task Force 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). In order to recognize a liability for employee termination benefits and other restructuring costs, EITF 94-3 requires that, prior to the date of the financial statements, certain specific conditions be met or exist.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

At December 31, 2000, 2001 and 2002, some of the required conditions had not been met or did not exist with respect to the restructuring process of the Company and its subsidiaries, therefore, an adjustment to reverse a portion of the restructuring provisions was included in the reconciliation to US GAAP in each of those years.

(j)   Investment in Lucchetti

Under Chilean GAAP, Quinenco recorded a gain in 1998 as a result of not subscribing to a capital increase of Lucchetti. Quinenco then purchased shares of Lucchetti in 1999 and recorded goodwill on the transaction. For US GAAP purposes, the gain would be deferred in 1998 and would offset the goodwill recorded in 1999. During 2000, Quinenco amortized the remaining balance of goodwill under Chilean GAAP. Because under US GAAP, the goodwill balance had already been reversed, the amortization recorded under Chilean GAAP had to be reversed for US GAAP purposes in 2000. The effects of the US GAAP adjustments are included in paragraph I (ee) below.

(k)   Goodwill

Under Chilean GAAP, prior to the implementation of Technical Bulletin 72, ("BT 72") which is effective for periods beginning after December 31, 2002, the excess of cost over the net book value of a purchased company is recorded as goodwill and amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquiring company generates sufficient income to absorb the additional amortization in any given year.

Under US GAAP, the cost of an investment should be assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. An excess of cost over the fair value of net assets acquired should be recorded as goodwill.

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002, which applies to all goodwill and identified intangible assets acquired in a business combination.

Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets is not amortized, but must be tested for impairment at least annually. In addition to the transitional impairment test required by the standard, which was performed during 2002 and which did not result in any impairment, the Company must perform the required impairment test annually. The Company is required to apply the new standard prospectively. Prior to the adoption of the new standard, the Company amortized goodwill over a period not exceeding 40 years based on the expected period of future benefit. The effect of differences in accounting methods for goodwill is included in paragraph I (ee) below.

l)    Negative goodwill

Under Chilean GAAP, prior to the implementation of BT 72, negative goodwill was calculated as the excess of the net book value over the purchase price of companies acquired. Negative goodwill is capitalized as a credit to the balance sheet and amortized over a period not exceeding 20 years.

Under US GAAP, prior to the adoption of SFAS 142, negative goodwill was considered as a reduction of the long-term assets (except long-term investments in marketable securities) of the acquired company, and

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

if a credit remained after reducing those assets to zero, negative goodwill was recorded on the balance sheet and amortized over the period of expected benefit. However, in the period of adoption, SFAS 142 requires that unamortized negative goodwill be written off and the resulting gain be recognized as an effect of a change in accounting principle. The effect of writing-off negative goodwill as recorded under US GAAP is set-forth in paragraph I ee) below.

(m)   Revenue recognition

Under Chilean GAAP revenue is recognized at the time that goods are shipped. Revenue, which the Company has billed and collected in advance, is deferred until the related goods are shipped. Under US GAAP and in accordance with SEC Staff Accounting Bulletin No. 101 ("SAB 101"), revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, the seller's price is fixed or determinable, collectibility is reasonably assured and delivery has occurred. Delivery is considered to have occurred when title has been taken by the customer and risks and rewards of ownership of the products are assumed by the customer. Madeco records revenue on certain export sales, whose terms are CIF, for which delivery has not occurred under US GAAP. The effect of the differences in the accounting method is included in paragraph I (ee) below.

(n)   Executive incentive plan

During 2000, Quinenco established an executive incentive plan for eligible employees. Under the plan, Quinenco granted a loan to employees to acquire shares of the Company's stock and the stock of some of its subsidiaries at fair market value. Under both Chilean and US GAAP, the aggregate loan was deducted from equity. However, under US GAAP, the dividends paid to employees under the plan should be treated as compensation cost and the monetary correction should be credited to paid-in capital. The effect of the differences in accounting for executive incentive plans is included in paragraph I (ee) below.

(o)   Investment in Plava Laguna

During 2000, Quinenco purchased an aggregate interest of 39.42% in Plava Laguna, a Croatian hotel chain. For Chilean GAAP, the purchase was accounted for at its book value and the investment was recorded under the equity method. For US GAAP purposes the investment is also accounted for under the equity method. However, as required under US GAAP, a purchase price allocation was performed and ThCh$12,667,397 of negative goodwill was calculated and allocated to the property, plant and equipment and is being amortized against depreciation expense over the useful lives of the assets.

On August 17, 2001, the Company sold its 39.42% interest in the public Croatian company Plava Laguna to Sutivan Investments, a related party, and as a result the income effect on the sale has been adjusted for the difference in the basis of the assets sold under US GAAP. The effect of the differences in accounting methods is included in paragraph I (ee) below.

(p)   Purchase of companies with tax loss carryforwards

During 2000, the Company purchased a company with tax operating loss carryforwards. Under Chilean GAAP, the acquisition was treated as a purchase of a company in which goodwill totaling ThCh$3,202,549 was recorded on the purchase. For US GAAP purposes, the transaction is not considered a business combination. A gross deferred tax asset should be recorded for the expected tax benefit and the

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

difference between this amount and the purchase price paid for the company represents a deferred credit which should be amortized to income tax expense in proportion to the amount of the tax benefit realized each year. The effects of conforming to US GAAP are included in paragraph I (ee) below.

(q)   Involuntary employee termination

Under Chilean GAAP, the Company recorded an impairment charge in 2002 related to the closure of Lucchetti's plant in Peru. The impairment charge was calculated after assessing the future cash flows likely to be generated by the plant. Included in the charge was an accrual of involuntary employee termination expenses. Under US GAAP, there must have been a detailed announcement of the program prior to the balance sheet date in order to recognize a liability in the balance sheet date. As of December 31, 2002 this requirement had not been met. The effect of eliminating the accrued liability is presented in paragraph I (ee) below.

(r)   Effects of US GAAP adjustments in equity investees

Under Chilean GAAP, when an investment accounted for by the equity method is acquired, the proportionate net book value of the investee company is recorded as an investment and the difference between the cost of the investment and the proportionate net book value of the investee is recorded as goodwill. The goodwill is then amortized to income over a maximum period of twenty years. The investment account is adjusted to recognize the investor's share of the earnings or losses of the investee determined under Chilean GAAP subsequent to the date of the purchase.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 18, "the Equity Method for accounting for Investments in Common Stock" ("APB No. 18"), the carrying amount of an investment accounted for under the equity method is initially recorded at cost and shown as a single amount in the balance sheet of the investor. It is adjusted to recognize the investor's share of the earnings or losses of the investee determined under US GAAP subsequent to the date of investment. The investment reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate intercompany gains and losses and to account for the differences, if any, between the investor's cost and the underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect the investor's share of changes in the investee capital accounts.

The differences between recognizing the investor's share of the earnings of investees under Chilean GAAP and under US GAAP for the Company's investments in CCU, in which the Company had a 30.79% economic interest at December 31, 2002 is included in paragraph I (ee) below. The significant differences between Chilean and US GAAP relate to deferred income taxes, goodwill amortization, the adjustment for staff severance indemnities, the effects of US GAAP adjustments in its equity investment Embotelladoras Chilenas Unidas S.A. and the adjustment for capitalization of interest costs.

(s)   Impairment of fixed assets in Madeco

For the year ended December 31, 2001, Madeco recorded a provision for impairment related to property, plant and equipment to be held and used in Argentina. Under Chilean GAAP during the year ended December 31, 2002, Madeco has reassessed this impairment provision based on an improvement in the economic situation in Argentina and has reversed ThCh$6,693,764 related to this provision. Under US GAAP, SFAS 144 does not allow the reversal of impairment losses for such assets. Therefore, the income

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

relating to the release of the provision has been included in the reconciliation to US GAAP in paragraph I (ee) below.

(t)   Derivatives

(t-1) Adoption of SFAS 133

In June 1998 the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company records the foreign exchange gains and losses from liabilities relating to investments in foreign countries, which are denominated in the same currency as the investment, in the cumulative translation adjustment account in shareholders' equity. Otherwise, the Company does not apply hedge accounting under US GAAP. Therefore changes in the respective fair values of derivatives are reported in earnings when they occur, apart from the net investment hedge described above.

The Company adopted SFAS No. 133, as amended, on January 1, 2001. SFAS No. 133 requires that as of the date of initial adoption, the difference between the market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes". SFAS No. 133 has been applied to (a) derivative instruments and (b) certain embedded derivative instruments. As permitted under this standard, the Company has applied SFAS No. 133 to only those embedded instruments that were issued, acquired, or substantively modified after January 1, 1999.

Currently the only host contracts that the Company has which have implicit or explicit terms that must be separately accounted for at fair value are in its financial services operations. These contracts are service type contracts related to computer services agreements, which are recorded as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur.

The effect of adopting SFAS No. 133 as of January 1, 2001, resulted in a cumulative effect on net income which is presented net of deferred taxes of ThCh$364 and minority interest under the caption "Cumulative effect of change in accounting principles". The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2001 and 2002 is included in the net income and shareholders' equity reconciliation to US GAAP under paragraph I (ee) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

(t-2) Non-Financial Services

In its non-financial services operations, the Company maintains forward foreign exchange contracts and foreign exchange swap contracts to cover the risks of fluctuation in foreign exchange between the dollar and the Chilean peso and the US dollar and the Brazilian real.

Under Chilean GAAP, these foreign forward exchange contracts and swaps exchange rate contracts have been recorded on the balance sheet at the closing spot exchange rate, with gains and losses included in earnings as "Other non-operating income and expense". The initial discount or premium is amortized over the life of the contract as interest expense.

Under US GAAP, contracts that are designated by the management as hedges of future cash flow or forecasted transactions in Chilean GAAP do not meet the conditions to be considered as true accounting hedges For the year ended December 31, 2000, foreign forward exchange contracts and swaps exchange rate contracts are recorded on the balance sheet at the closing forward exchange rate, with the resulting gains and losses being recorded immediately in income. The effects of the difference between using the closing spot rate and the closing forward rate were not considered material for to the consolidated financial statements for that year. For the years ended December 31, 2001 and 2002 such contracts were valued in accordance with SFAS 133 as described above.

(t-3) Financial Services

In terms of the Company's banking operations, the use of derivatives in Chile is regulated by the Chilean Central Bank, which requires that all foreign exchange forward contracts be made only in US dollars and other major foreign currencies. Currently, Chilean banks are permitted to use foreign exchange forward contracts (covering either foreign currencies against the US dollar, the UF against the Chilean peso or the UF and the Chilean peso against the US dollar), forward rate agreements and interest rate swaps.

The Bank enters into derivative transactions for its own account and to meet customers' risk management needs. Generally the Bank enters into forward contracts in US dollars against the Chilean peso or the UF, however, occasionally, forward contracts are also made in other currencies, but only when the Bank acts as intermediary. During the years ended December 31, 2001 and 2002, the bank entered into interest rate and foreign currency swap agreements as a means of hedging its short-term deposits against long-term loans.

Under Chilean GAAP, the accounting for derivative transactions in the Company's banking operations is established by the SBIF. The Bank accounts for forward contracts between foreign currencies and US dollars at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the US dollar and the Chilean peso for the U.F. are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria. Under Chilean GAAP the Bank generally records differences between interest income and interest expense on interest rate swap transactions in net income in the period that such differences originate. Under US GAAP, for the year ended December 31, 2000, the banks recorded their swap agreements at their estimated fair value and forward contracts between the US dollar and the Chilean peso were valued at the fair value based on the forward exchange rate. For the years ended December 31, 2001 and 2002 such contracts were recorded in accordance with SFAS 133 as described above. The effects of the adjustments

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

with respect to foreign exchange and interest rate swap transaction contracts on the income and net equity of the Company are included in paragraph I (ee) below.

While the Bank uses derivatives for the purpose of mitigating its global interest and foreign currency risks, these operations do not meet the requirements to qualify for hedge accounting under US GAAP. Therefore changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

(u)   Investment in SM Chile and Banco de Chile

As of December 31, 2001 and 2002, the Company held voting interests of 51.35% in SM Chile and voting interests of 4.27% and 20.22% in Banco de Chile, respectively, through a series of step acquisitions occurring during the three year period ended December 31, 2001. Under Chilean GAAP, during the three years ended December 31, 2002 these investments were accounted for using the equity method.

Under US GAAP, in accordance with APB No. 18, these investments are also accounted for using the equity method for the years ended December 31, 2000 and 2001 and the period from January 1, 2001 to March 27, 2001, the date at which the Company acquired a controlling interest in them. The effect of recording the Company's equity participation in the results of operations of SM Chile and Banco de Chile prior to March 27, 2001 as calculated under US GAAP are included in paragraph I (ee) below. The principal US GAAP adjustments in SM Chile and Banco de Chile relate to the following items:

      -     Fair value adjustments relating to business combinations

      -     Loan origination fees and costs

      -     Investments in other companies

      -     Assets received in lieu of payment

      -     Mortgage finance bonds

      -     Allowance for loan losses

      -     Deferred income taxes

      -     Investment securities

      -     Derivatives

      -     Staff severance indemnities

Had the acquisition of Banco de Chile taken place on January 1, 2000 and January 1, 2001 respectively, the impact on Quinenco's consolidated revenues, net income and net income per share under Chilean GAAP, for the years ended December 31, on an unaudited pro forma basis would have been as follows:

                                                      2000 (unaudited)                2001 (unaudited)
                                                      ----------------                ----------------
                                                            ThCh$                         ThCh$
Net sales                                                 479,743,594                  488,258,497
Net income                                                 37,324,190                   49,961,519
Net income per share (in single pesos)                           34.6                         46.3
Based on weighted average shares outstanding            1,079,740,079                1,079,740,079

Under Chilean GAAP, Quinenco uses the equity method to account for Banco de Chile and does not consolidate the bank. Therefore, consolidated revenues are not impacted by the purchase but the effect can be seen in the net income line.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

(v) Fair value of Financial Service assets and liabilities acquired in business combinations

Under Chilean GAAP, prior to the implementation of BT 72, assets acquired and liabilities assumed in a business combination are recorded at their carrying value, and the excess of the purchased price over the carrying value are recorded as goodwill. Under US GAAP, in a business combination accounted for under the purchase method of accounting, the acquired company's identifiable assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company. If, after the assets and liabilities of the acquired company have been adjusted to their fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill.

Two business combinations have taken place during the period covered by these financial statements; on March 27, 2001 Quinenco purchased a controlling stake in Banco de Chile and on January 1, 2002, Banco de Chile merged with Banco Edwards. Under the accounting treatment that is applicable under US GAAP for the merger of the two banks, to the extent that Banco de Chile shares or cash (in the case of fractional shares) were exchanged for Banco Edwards shares held by parties other than LQIF a wholly owned subsidiary of Quinenco, purchase accounting has been used to record the transaction. As a result and due to the fact that Quinenco consolidates with Banco de Chile, the adjustment to fair value of the assets and liabilities of Banco Edwards of that portion not held by LQIF, at the time of the merger has been included in the reconciliation to US GAAP, net of amortization and depreciation where applicable.

The fair value increments of the assets and liabilities of Banco de Chile and Banco Edwards at the time of the business combinations have been calculated based on appropriate market values and using estimates and modeling techniques where the asset or liability makes reference to future cash flows. In a business combination accounted for by the purchase method involving the acquisition of a banking or thrift institution, intangible assets acquired that can be separately identified are assigned a portion of the total cost of the acquired enterprise if the fair values of those assets can be reliably determined. The identified intangible assets shall be amortized over the estimated lives of those existing relationships. The adjustments to fair value arising from the acquisitions of Banco de Chile and Banco Edwards and their subsequent merger relate to the following assets and liabilities:

(v-1) Core deposits, brand and other intangibles

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the value of its long-term customer relationships (core deposit intangibles) in estimating the fair value of its deposits. In addition, independent valuations were carried out to assess the value of the brand names and other intangible assets. The effect of recording such assets at their fair value and their subsequent amortization is recorded in paragraph I (ee) below.

(v-2) Fair value of bank premises and equipment

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the fair value of the Banks' tangible assets such as the Head Office and other owned branches. The effect of recording such assets at their fair value and their subsequent amortization is recorded in paragraph I (ee) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

(v-3) Fair value of loans

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the fair value of the Banks' loan portfolios based on future cash flows and using market based discount rates. The effect of recording the loan portfolio at fair value and their subsequent amortization is recorded in paragraph I (ee) below.

(v-4) Fair value of subordinated debt obligation

In determining the fair value of the assets and liabilities of Banco de Chile the Company has considered the fair value of the subordinated debt arising from the economic crisis in 1982-1983. At that time Banco de Chile sold certain of its non-performing loans to the Chilean Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt of each participating bank issued in favor of the Central Bank. In 1996, a reorganization took place by which Banco de Chile was converted to a holding company named SM Chile that in turn organized a new wholly-owned banking subsidiary named Banco de Chile to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. SM Chile then created a second wholly owned subsidiary, SAOS, that, pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank which replaced the Central Bank subordinated debt in its entirety.

Under Chilean GAAP, the Company is not required to record Banco de Chile's subordinated debt obligation on its books and as a result it was not considered in the determination of goodwill under Chilean GAAP. Under US GAAP, the Company records the subordinated debt obligation at fair value in connection with the purchase accounting for the acquisition of the bank. The effect of recording the subordinated debt at fair value and its subsequent interest amortization is recorded in paragraph I (ee) below.

(v-5) Fair value of other financial assets and liabilities

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the value of its other financial assets and liabilities such as financial investments, mortgage finance bonds and deposits. The effect of recording such assets and liabilities and their subsequent adjustment to interest yield is recorded in paragraph I (ee) below.

(w)   Loan origination fees and costs

Under Chilean GAAP, in accordance with regulations issued by the SBIF, beginning January 1, 2001, the Bank began to defer and amortize certain loan fee income and loan origination costs, over the term of loans to which they relate, and the period that the services are performed. In prior years, the bank recognized origination fees on credit card loans, lines of credit and letters of credit when collected and recorded the related direct costs when incurred.

Under SFAS No 91, "Accounting for Nonrefundable Fees and Costs Associated with Origination of Acquiring Loans and Initial Direct Costs of Leases", loan origination fees and certain direct loan origination costs should be recognized over the term of the related loan as an adjustment to yield. The effect of accounting for net loan origination fees in accordance with US GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (ee) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

(x)   Investments in other companies

Banco de Chile and Banco Edwards participate in shared service companies with other banks in the Chilean financial system, through equity investments each of which represents an ownership interest of less than 20% in a particular company. Under Chilean GAAP, these investments have been accounted for under the equity method. As these investments are long-term in nature and are not traded, under US GAAP these investments would generally be accounted for at cost less any non-temporary impairment in value. The effect of recording these assets in accordance with US GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (ee) below.

(y)   Assets received in lieu of payment

Under Chilean GAAP, assets received in lieu of payment are carried at cost and have been restated for price-level changes, less a global valuation allowance if the total of the market value of those assets is lower than the carrying amount. Market value is determined based on appraiser valuations, as required by the SBIF. Beginning January 1, 2001, if the asset is not sold within one year, then recorded asset amounts must be written-off on at least a straight-line basis over the following 18-month period.

Under US GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. The effect of recording these assets in accordance with US GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (ee) below.

(z)   Mortgage finance bonds

Under Chilean GAAP, up other financial investments include mortgage finance bonds issued by the Bank and held for future sale. Effective October 31, 2002 the Bank modified its accounting treatment of financial investments in mortgage finance bonds issued by the Bank in accordance with the instructions of the SBIF, reducing from assets the amount recorded for mortgage finance bonds issued by the Bank, including a market value adjustment, and from liabilities, the respective mortgage finance bond obligation. Under US GAAP, this accounting treatment has always been applied.

In addition, as under US GAAP mortgage finance bonds are offset against the corresponding liability for periods before 2002, the market value adjustment applied under Chilean GAAP before the accounting change would not have been made under US GAAP.

The effects of this difference between Chilean and US GAAP have been included in the reconciliation to US GAAP in paragraph I (ee) below.

(aa) Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the SBIF. Under US GAAP allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. Under US GAAP, the banks have estimated their required reserve using historical loan data, in order to estimate the inherent

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

losses in their loan portfolio, using patterns and trends based upon historical loan movements ("migration analysis").

In addition, specific additional provisions were determined for loans considered impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114"). Under this analysis, each bank's commercial loans and leasing operations were valued at the present value of the expected future cash flows discounted at the loan's effective contractual interest rate, or at market rates in the case of those loans were considered to be collateral dependent, while the related loan loss provisions for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral. The effects of this difference between Chilean and US GAAP have been included in the reconciliation to US GAAP in paragraph I (ee) below.

(bb) Gain from exchange of shares in merger

Banco de Chile and Banco Edwards merged effective January 1, 2002 by way of a share exchange. As a result of this transaction, the Company's participation in the carrying values of the banks has changed. To the extent that there has been a dilution of the Company's participation in the banks, as a result of the issuance of shares by Banco de Chile, a gain has been recorded under US GAAP equivalent to the proportionate share of the banks' equity immediately before and immediately after the transaction. No such gain has been recorded under Chilean GAAP. The effect of recording the gain has been included in paragraph I
(ee) below.

(cc) Minority interest

The effects on the minority interest of the US GAAP adjustments in subsidiaries that are not wholly-owned by the Company have been reflected in Minority interest and are included in paragraph I (ee) below.

(dd) Comprehensive income

On January 1, 1998 the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements, SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Net unrealized losses on securities are presented in other comprehensive income net of deferred taxes of ThCh$5,874,913 ThCh$11,723,682 and ThCh$2,952,443 for the years ended December 31, 2000, 2001 and 2002, respectively. The disclosures required under US GAAP are set forth in paragraph I (ee) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

(ee) Effects of conforming to US GAAP

The adjustments to reported net income required to conform with US GAAP are as follows (parenthetical references are to Note 26 part I):

                                                                                               Year ended December 31,
                                                                                    -----------------------------------------------
                                                                                        2000             2001              2002
                                                                                    -----------       -----------       -----------
                                                                                        ThCh$            ThCh$             ThCh$
Net income (loss) as shown in the Chilean GAAP financial statements ..........       (5,997,883)       15,974,663       (75,480,211)
NON-FINANCIAL SERVICES
  Deferred income taxes (paragraph b) ........................................       (4,093,383)       (2,609,335)       (3,203,128)
  Reversal of depreciation of the revaluation of property, plant and
    equipment (paragraph d) ..................................................          195,561           209,833           199,054
  Available-for-sale securities, net of deferred income taxes (paragraph e) ..            2,009                --                --
  Reversal of effects for investment in Entel (paragraph e-1) ................       (5,730,396)        1,332,305           158,560
  Employee severance indemnities (paragraph f) ...............................       (2,673,282)          518,661         2,182,793
  Deficit during development stage (paragraph g) .............................       (1,007,657)       (2,217,665)       (1,382,458)
  Advertising costs (paragraph h) ............................................          239,778           259,585           519,170
  Restructuring costs (paragraph i) ..........................................       (2,084,945)        1,757,894        (2,368,960)
  Investment in Lucchetti (paragraph j) ......................................        2,414,780                --                --
  Goodwill (paragraph k) .....................................................         (117,293)          (87,940)        2,739,835
  Reversal of revenue recognition (paragraph m) ..............................          (61,899)          (17,365)         (643,501)
  Executive incentive plan (paragraph n) .....................................          257,296                --           (33,177)
  Investment in Plava Laguna (paragraph o) ...................................          209,302          (209,302)               --
  Purchase of companies with tax loss carryforwards (paragraph p) ............           54,348           (54,348)               --
  Involuntary employee termination (paragraph q) .............................               --                --           513,088
  Net effects of US GAAP adjustments in equity investees (paragraph r) .......          397,755        (1,226,360)         (838,990)
  Impairment of fixed assets in Madeco (paragraph s) .........................               --                --        (6,693,764)
  Derivatives (paragraph t-1, t-2) ...........................................               --          (570,064)          412,048

FINANCIAL SERVICES
  Deferred income taxes (paragraph b) ........................................         (899,190)       (3,135,050)        4,955,799
  Investment securities (paragraph e-2) ......................................          273,980        (5,137,164)       (7,302,000)
  Employee severance indemnities (paragraph f) ...............................               --           426,571         4,452,000
  Goodwill (paragraph k) .....................................................          693,624         7,419,942        17,690,345
  Derivatives (paragraph t-1, t-3) ...........................................       (1,344,150)       (6,800,504)        8,564,000
  Investment in SM Chile and Banco de Chile (paragraph u) ....................       (2,576,700)       (5,789,907)               --
  Core deposits, brand and other intangibles (paragraph v-1) .................       (3,224,338)      (13,465,411)      (20,590,688)
  Fair value of bank premises and equipment (paragraph v-2) ..................               --          (166,438)         (229,500)
  Fair value of loans (paragraph v-3) ........................................        3,126,324           883,413        10,028,191
  Fair value of subordinated debt obligation (paragraph v-4) .................               --         8,622,716         3,697,193
  Fair value of other financial assets and liabilities (paragraph v-5) .......       (1,501,541)         (193,241)      (14,999,221)
  Loan origination fees and costs (paragraph w) ..............................           30,900           314,150        (1,016,000)
  Investments in other companies (paragraph x) ...............................           90,640            26,780          (318,000)
  Assets received in lieu of payment (paragraph y) ...........................        2,133,130           510,880        (1,722,000)
  Mortgage finance bonds (paragraph z) .......................................               --            43,260        (1,771,000)
  Allowance for loan losses (paragraph aa) ...................................       (2,378,270)       12,924,440       (17,861,000)
  Gain from exchange of shares in merger (paragraph bb) ......................               --                --            95,130

Net effects of US GAAP adjustments on minority interest (paragraph cc) .......        3,078,576         1,696,063        20,758,056
                                                                                    -----------       -----------       -----------
Income (loss) in accordance with US GAAP before cumulative effect of change
in accounting principle ......................................................      (20,492,924)       11,241,062       (79,488,336)
                                                                                    ===========       ===========       ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

(ee) Effects of conforming to US GAAP, continued

                                                                                     2000               2001               2002
                                                                                  -----------        -----------        -----------
                                                                                     ThCh$              ThCh$              ThCh$
Net income (loss) under US GAAP before cumulative effect of change
in accounting principle ...................................................       (20,492,924)        11,241,062        (79,488,336)
Cumulative effect of change in accounting principle, net of taxes
(paragraphs s and l) ......................................................                --              2,060          5,909,751
                                                                                  -----------        -----------        -----------
Net income (loss) under US GAAP ...........................................       (20,492,924)        11,243,122        (73,578,585)
Other comprehensive income, net of tax:
Foreign currency translation adjustment ...................................         5,091,763          7,659,334         10,863,749
Net unrealized gains (losses) on securities, net of tax (paragraph e) .....        33,291,176        (63,748,808)        (5,214,928)
                                                                                  -----------        -----------        -----------
Other comprehensive income ................................................        38,382,939        (56,089,474)         5,648,821
                                                                                  -----------        -----------        -----------
Comprehensive income (loss) under US GAAP .................................        17,890,015        (44,846,352)       (67,929,764)
                                                                                  ===========        ===========        ===========

The adjustments required to conform net equity amounts to US GAAP are as follows:

                                                                                                          At December 31,
                                                                                                -----------------------------------
                                                                                                    2001                   2002
                                                                                                ------------           ------------
                                                                                                    ThCh$                  ThCh$
Net equity as shown in the Chilean GAAP financial statements .........................           697,702,043            630,514,812
NON-FINANCIAL SERVICES
  Deferred income taxes (paragraph b) ................................................            (9,981,603)           (11,641,255)
  Minimum dividend (paragraph c) .....................................................            (4,792,399)                    --
  Reversal of the revaluation of property, plant and equipment
    Fixed assets (paragraph d) .......................................................           (15,142,890)           (14,885,579)
    Accumulated depreciation (paragraph d) ...........................................             3,525,747              3,467,490
  Available-for-sale securities, net of deferred income taxes (paragraph e) ..........            32,929,773             21,341,063
  Reversal of effects for investment in Entel (paragraph e-1) ........................            (7,338,437)            (7,309,247)
  Employee severance indemnities (paragraph f) .......................................            (4,504,925)            (2,322,132)
  Advertising costs (paragraph h) ....................................................              (519,170)                    --
  Restructuring costs (paragraph i) ..................................................             3,478,028              1,109,068
  Goodwill (paragraph k) .............................................................               466,448              3,206,283
  Negative goodwill (paragraph l) ....................................................                    --              5,909,751
  Reversal of revenue recognition (paragraph m) ......................................               (79,264)              (722,765)
  Involuntary employee termination (paragraph q) .....................................                    --                513,088
  Net effects of US GAAP adjustments in equity investees (paragraph r) ...............                57,655               (821,584)
  Impairment of fixed assets in Madeco (paragraph s) .................................                    --             (6,693,764)
  Derivatives (paragraph t-1, t-2) ...................................................              (570,064)              (158,016)

FINANCIAL SERVICES
  Deferred income taxes (paragraph b) ................................................             7,872,692             15,266,491
  Investment securities (paragraph e-2) ..............................................             7,296,996                (10,004)
  Employee severance indemnities (paragraph f) .......................................            (4,258,846)            (3,846,065)
  Goodwill (paragraph k) .............................................................            30,510,838            235,045,183
  Derivatives (paragraph t-1, t-3) ...................................................            (4,928,550)             3,635,450
  Core deposits, brand and other intangibles (paragraph v-1) .........................           158,012,852            168,569,164
  Fair value of bank premises and equipment (paragraph v-2) ..........................            10,797,832             10,653,332
  Fair value of loans (paragraph v-3) ................................................             5,467,355             (2,009,454)
  Fair value of subordinated debt obligation (paragraph v-4) .........................          (238,861,298)          (235,164,105)
  Fair value of other financial assets and liabilities (paragraph v-5) ...............               232,504            (42,261,717)
  Loan origination fees and costs (paragraph w) ......................................             1,478,050                462,050
  Investments in other companies (paragraph x) .......................................               718,940                400,940
  Assets received in lieu of payment (paragraph y) ...................................             2,329,860                607,860
  Mortgage finance bonds issued by the Bank (paragraph z) ............................              (126,690)            (1,897,690)
  Allowance for loan losses (paragraph aa) ...........................................            39,309,950             21,448,950

Net effects of US GAAP adjustments on minority interest (paragraph cc) ...............           (17,747,272)          (168,367,867)
                                                                                                ------------           ------------
Net equity in accordance with US GAAP ................................................           693,336,155            624,039,731
                                                                                                ============           ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

The changes in net equity accounts determined under US GAAP are summarized as follows:

                                                                                                                           ThCh$
Balance at January 1, 2000 ...............................................................................              728,931,924
   Reversal of accrued minimum dividend at December 31, 1999 .............................................               53,471,809
   Distribution of final 1999 dividend ...................................................................              (52,552,524)
   Executive incentive plan ..............................................................................               (4,799,352)
   Net change in unrealized gains and losses on available-for-sale-securities, net of
   deferred income taxes .................................................................................               33,291,176
   Cumulative translation adjustment .....................................................................                5,091,763
   Net loss for the year .................................................................................              (20,492,924)
                                                                                                                       ------------
Balance at December 31, 2000 .............................................................................              742,941,872
                                                                                                                       ------------
   Accrued minimum dividend at December 31, 2000 .........................................................               (4,792,396)
   Executive incentive plan ..............................................................................                   33,031
   Net change in unrealized gains and losses on available-for-sale-securities, net of
   deferred income taxes .................................................................................              (63,748,808)
   Cumulative translation adjustment .....................................................................                7,659,334
   Net income for the year ...............................................................................               11,243,122
                                                                                                                       ------------
Balance at December 31, 2001 .............................................................................              693,336,155
                                                                                                                       ------------
   Reversal of accrued minimum dividend at December 31, 2001 .............................................                4,792,399
   Dividends paid ........................................................................................               (6,344,281)
   Executive incentive plan ..............................................................................                  185,222
   Net change in unrealized gains and losses on available-for-sale-securities, net of
   deferred income taxes .................................................................................               (5,214,928)
   Cumulative translation adjustment .....................................................................               10,863,749
   Net loss for the year .................................................................................              (73,578,585)
                                                                                                                       ------------
Balance at December 31, 2002 .............................................................................              624,039,731
                                                                                                                       ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

II.   Consolidation of Subsidiaries

As indicated in Note 2a) banking and insurance operations are not generally consolidated with non-financial businesses in Chile primarily due to the dissimilarity of both the nature of the businesses and the related accounting policies. The information presented below, which is presented in Chilean GAAP, shows the consolidation of those subsidiaries which under SFAS 94, "Consolidation of All Majority-Owned Subsidiaries," the Company is required to consolidate.

The condensed consolidated balance sheet, income statement and reconciliation of cash flows set forth below consolidate:

For the year ended December 31, 2000:

-     Banco Edwards - a 51.17% owned banking subsidiary

-     Banedwards - a 66.30% owned insurance company

As of and for the year ended December 31, 2001:

-     Banco Edwards - a 51.17% owned banking subsidiary

-     Banedwards - a 66.30% owned insurance company

- SM Chile - a 51.35% owned banking subsidiary, through which the Company owns 48.39% of Banco de Chile. Also included in this consolidation column is the 4.27% direct interest the Company has in Banco de Chile.

As of and for the year ended December 31, 2002:

- SM Chile - a 51.35% owned banking subsidiary, through which the Company owns 31.94% of Banco de Chile subsequent to the merger with Banco Edwards. Also included in this consolidation column is the 20.22% direct interest that the Company owns in Banco de Chile subsequent to the merger with Banco Edwards.

-     Banchile - a 66.30% owned insurance company

- Lucchetti Peru S.A. - a 93.69% owned food manufacturing company. Under Chilean GAAP and in accordance with discussions held with the SVS, Lucchetti Peru's balance sheet was not consolidated as of December 31, 2002, due to the closure of its plant in Lima and the ending of its operations in Peru. Under US GAAP, as the plan to abandon the plant had not been made until after the balance sheet date, the Company must continue to consolidate Lucchetti Peru's balance sheet as of and for the year ended December 31, 2002.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

                                                                            For the year ended December 31, 2000
                                                      -----------------------------------------------------------------------------
                                                                         Banco                      Consolidation    Consolidated
                                                        Quinenco        Edwards        Banedwards    Adjustments   Income Statement
                                                      ------------    ------------    -----------   -------------  ----------------
                                                          ThCh$          ThCh$           ThCh$           ThCh$           ThCh$
Non-Financial Services
Operating results:
Net sales ...........................................  479,743,594              --             --             --      479,743,594
Cost of sales ....................................... (383,003,286)             --             --             --     (383,003,286)
Administrative and selling expenses .................  (80,094,885)             --             --             --      (80,094,885)
                                                      ------------    ------------    -----------     ----------     ------------
   Operating income (loss) ..........................   16,645,423              --             --             --       16,645,423
                                                      ------------    ------------    -----------     ----------     ------------

Non-operating results:
Interest income .....................................    9,041,489              --             --       (254,907)       8,786,582
Non-operating income ................................   35,325,308              --             --     (1,725,973)      33,599,335
Interest expense ....................................  (39,242,169)             --             --        787,697      (38,454,472)
Non-operating expense ...............................  (36,139,340)             --             --             --      (36,139,340)
Price-level restatement loss, net ...................   (6,343,441)             --             --         94,822       (6,248,619)
                                                                      ------------    -----------     ----------     ------------
Non-operating results ...............................  (37,358,153)             --             --     (1,098,361)     (38,456,514)
                                                                      ------------    -----------     ----------     ------------

   Income from non-financial services
   before income taxes and minority interest ........  (20,712,730)             --             --     (1,098,361)     (21,811,091)
                                                      ------------    ------------    -----------     ----------     ------------

Financial Services
Net interest revenue ................................           --     111,253,642             --       (482,945)     110,770,697
Provision for loan losses ...........................           --     (37,519,869)            --             --      (37,519,869)
Income from services, net ...........................           --      17,803,909             --             --       17,803,909
Other operating income, net .........................           --       9,491,260        631,150             --       10,122,410
Other income and expenses ...........................           --      (1,180,337)         1,647             --       (1,178,690)
Operating expenses ..................................           --     (89,741,802)      (818,483)            --      (90,560,285)
Price-level restatement loss, net ...................           --      (7,415,616)        15,378             --       (7,400,238)
                                                      ------------    ------------    -----------     ----------     ------------
   Income (loss) from financial services
   before income taxes and minority interest ........           --       2,691,187       (170,308)      (482,945)       2,037,934
                                                      ------------    ------------    -----------     ----------     ------------

Income (loss) before income taxes ...................  (20,712,730)      2,691,187       (170,308)    (1,581,306)     (19,773,157)
                                                      ------------    ------------    -----------     ----------     ------------

Income taxes (expense) benefit ......................    7,541,236       1,056,972         25,546             --        8,623,754
                                                      ------------    ------------    -----------     ----------     ------------

   Income (loss) before minority interest ...........  (13,171,494)      3,748,159       (144,762)    (1,581,306)     (11,149,403)
Minority interest ...................................    7,173,611        (375,529)            --     (1,646,562)       5,151,520
                                                      ------------    ------------    -----------     ----------     ------------

   Net income (loss) ................................   (5,997,883)      3,372,630       (144,762)    (3,227,868)      (5,997,883)
                                                      ============    ============    ===========     ==========     ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

                                                                           At December 31, 2001
                                        --------------------------------------------------------------------------------------------
                                                            Banco           SM                       Consolidation     Consolidated
                                           Quinenco        Edwards         Chile      Banedwards      Adjustments      Balance Sheet
                                        -------------   -------------  -------------  -------------  -------------    --------------
                                            ThCh$           ThCh$          ThCh$           ThCh$         ThCh$             ThCh$
Assets:
Non-Financial Services:
Current assets
Cash and time deposits ..............      22,155,657              --             --             --     (7,907,357)       14,248,300
Marketable securities ...............       1,453,727              --             --             --             --         1,453,727
Accounts and notes receivable, net ..     103,910,606              --             --             --             --       103,910,606
Inventories .........................      81,032,739              --             --             --             --        81,032,739
Other current assets ................      65,171,084              --             --             --             --        65,171,084
                                        -------------   -------------  -------------   ------------   ------------    --------------
      Total current assets ..........     273,723,813              --             --             --     (7,907,357)      265,816,456
                                        -------------   -------------  -------------   ------------   ------------    --------------

Net property, plant and equipment ...     430,317,962              --             --                                     430,317,962
                                        -------------   -------------  -------------   ------------   ------------    --------------

Other assets:
Investments in and advances
  to related companies ..............     489,597,930              --             --             --   (308,874,253)      180,723,677
Goodwill, net .......................     356,848,208              --             --             --                      356,848,208
Other non-current assets ............      57,592,557              --             --             --                       57,592,557
                                        -------------   -------------  -------------   ------------   ------------    --------------
      Total other assets ............     904,038,695              --             --             --   (308,874,253)      595,164,442
                                        -------------   -------------  -------------   ------------   ------------    --------------

Total non-financial services assets .   1,608,080,470              --             --             --   (316,781,610)    1,291,298,860
                                        -------------   -------------  -------------   ------------   ------------    --------------

Financial Services:
Cash and due from banks .............              --     251,237,600    543,787,439         11,845             --       795,036,884
Investments .........................              --     371,208,910  1,699,205,237      3,176,499             --     2,073,590,646
Loans, net ..........................              --   2,188,659,360  3,838,241,305             --    (24,522,323)    6,002,378,342
Other assets ........................              --     172,258,230    188,891,930        756,806             --       361,906,966
                                        -------------   -------------  -------------   ------------   ------------    --------------
      Total financial services assets              --   2,983,364,100  6,270,125,911      3,945,150    (24,522,323)    9,232,912,838
                                        -------------   -------------  -------------   ------------   ------------    --------------

      Total assets ..................   1,608,080,470   2,983,364,100  6,270,125,911      3,945,150   (341,303,933)   10,524,211,698
                                        =============   =============  =============   ============   ============    ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

                                                                    At December 31, 2001
                                                       ---------------------------------------------

                                                                           Banco            SM
                                                         Quinenco         Edwards          Chile
                                                       -------------   -------------   -------------
                                                          ThCh$            ThCh$            ThCh$
Liabilities and Shareholders' Equity:
Non-Financial Services:
Current liabilities
Debt payable within one year .......................     186,644,979              --              --
Accounts and notes payable .........................      48,320,976              --              --
Accrued and other liabilities ......................      28,676,623              --              --
                                                       -------------   -------------   -------------
        Total current liabilities ..................     263,642,578              --              --
                                                       -------------   -------------   -------------

Long-term liabilities:
Long term debt .....................................     324,316,971              --              --
Other liabilities ..................................     229,853,350              --              --
                                                       -------------   -------------   -------------
        Total long-term liabilities ................     554,170,321              --              --
                                                       -------------   -------------   -------------

Total non-financial services liabilities ...........     817,812,899              --              --
                                                       -------------   -------------   -------------

Financial Services:
Deposits ...........................................              --   1,764,494,030   3,816,385,117
Borrowings .........................................              --     825,614,010   1,641,680,115
Other liabilities ..................................              --     146,703,930     401,324,938
Provision Subordinated Debt Central Bank ...........              --              --      58,135,723
                                                       -------------   -------------   -------------
        Total financial services liabilities .......              --   2,736,811,970   5,917,525,893
                                                       -------------   -------------   -------------

Minority interest ..................................      92,565,528              --      34,302,267

Shareholders' equity
Common stock .......................................     454,744,268     236,146,040     294,257,958
Reserves ...........................................      25,357,060      10,406,090      24,039,793
Retained earnings ..................................     217,600,715              --              --
                                                       -------------   -------------   -------------
        Total shareholders' equity .................     697,702,043     246,552,130     318,297,751
                                                       -------------   -------------   -------------

        Total liabilities and shareholders' equity .   1,608,080,470   2,983,364,100   6,270,125,911
                                                       =============   =============   =============

                                                                      At December 31, 2001
                                                        --------------------------------------------

                                                                     Consolidation     Consolidated
                                                        Banedwards    Adjustments      Balance Sheet
                                                        ----------   -------------    --------------
                                                           ThCh$          ThCh$            ThCh$
Liabilities and Shareholders' Equity:
Non-Financial Services:
Current liabilities
Debt payable within one year .......................            --      (4,336,025)      182,308,954
Accounts and notes payable .........................            --                        48,320,976
Accrued and other liabilities ......................            --                        28,676,623
                                                        ----------    ------------    --------------
        Total current liabilities ..................            --      (4,336,025)      259,306,553
                                                        ----------    ------------    --------------

Long-term liabilities:
Long term debt .....................................            --     (20,186,299)      304,130,672
Other liabilities ..................................            --                       229,853,350
                                                        ----------    ------------    --------------
        Total long-term liabilities ................            --     (20,186,299)      533,984,022
                                                        ----------    ------------    --------------

Total non-financial services liabilities ...........            --     (24,522,324)      793,290,575
                                                        ----------    ------------    --------------

Financial Services:
Deposits ...........................................       147,438      (7,907,357)    5,573,119,228
Borrowings .........................................            --              --     2,467,294,125
Other liabilities ..................................     1,867,043              --       549,895,911
Provision Subordinated Debt Central Bank ...........            --              --        58,135,723
                                                        ----------    ------------    --------------
        Total financial services liabilities .......     2,014,481      (7,907,357)    8,648,444,987
                                                        ----------    ------------    --------------

Minority interest ..................................            --     257,906,299       384,774,094

Shareholders' equity
Common stock .......................................     2,026,595    (532,430,594)      454,744,267
Reserves ...........................................        48,837     (34,494,720)       25,357,060
Retained earnings ..................................      (144,763)        144,763       217,600,715
                                                        ----------    ------------    --------------
        Total shareholders' equity .................     1,930,669    (566,780,551)      697,702,042
                                                        ----------    ------------    --------------

        Total liabilities and shareholders' equity .     3,945,150    (341,303,933)   10,524,211,698
                                                        ==========    ============    ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

                                                                   For the year ended December 31, 2001
                                                           ------------------------------------------------
                                                                                  Banco              SM
                                                             Quinenco            Edwards           Chile
                                                           ------------      ------------      ------------
                                                              ThCh$               ThCh$            ThCh$
Operating results:
Net sales ............................................      488,258,497                --                --
Cost of sales ........................................     (387,902,319)               --                --
Administrative and selling expenses ..................      (82,315,236)               --                --
                                                           ------------      ------------      ------------
    Operating income .................................       18,040,942                --                --
                                                           ------------      ------------      ------------

Non-Operating results:
Interest income ......................................        8,177,405                --                --
Non-operating income .................................      106,024,138                --                --
Interest expense .....................................      (60,779,543)               --                --
Non-operating expense ................................      (71,878,145)               --                --
Price-level restatement loss, net ....................      (10,950,796)               --                --
                                                           ------------      ------------      ------------
Non-operating results ................................      (29,406,941)               --                --
                                                           ------------      ------------      ------------
    (Loss) from non-financial services before income
    taxes and minority interest ......................      (11,365,999)               --                --
                                                           ------------      ------------      ------------

Financial Services
Net interest revenue .................................               --       124,261,260       224,068,984
Provision for loan losses ............................               --       (46,000,830)      (51,913,050)
Income from services, net ............................               --        26,251,610        50,604,640
Other operating income, net ..........................               --         4,984,170        11,046,522
Other income and expenses ............................               --         7,287,250        13,789,068
Operating expenses ...................................               --      (100,324,060)     (153,340,372)
Price-level restatement loss, net ....................               --        (4,298,190)       (5,962,508)
                                                           ------------      ------------      ------------
    Income from financial services before income taxes
    and minority interest and subordinated debt ......               --        12,161,210        88,293,284
                                                           ------------      ------------      ------------

(Loss) income before income taxes ....................      (11,365,999)       12,161,210        88,293,284
Income tax benefit (expense) .........................        4,892,540        (1,755,120)        1,373,035
                                                           ------------      ------------      ------------
        (Loss) income before minority interest .......       (6,473,459)       10,406,090        89,666,319
Minority interest ....................................       22,448,122                --        (7,490,803)
                                                           ------------      ------------      ------------
Requirement to service subordinated debt obligation ..                                 --       (58,135,724)

        Net income (loss) ............................       15,974,663        10,406,090        24,039,792
                                                           ============      ============      ============

                                                                    For the year ended December 31, 2001
                                                              -----------------------------------------------
                                                                             Consolidation     Consolidated
                                                              Banedwards      Adjustments    Income Statement
                                                              ----------     -------------   ----------------
                                                                ThCh$            ThCh$             ThCh$
Operating results:
Net sales ............................................                --               --       488,258,497
Cost of sales ........................................                --               --      (387,902,319)
Administrative and selling expenses ..................                --               --       (82,315,236)
                                                              ----------      -----------      ------------
    Operating income .................................                --               --        18,040,942
                                                              ----------      -----------      ------------

Non-Operating results:
Interest income ......................................                --         (608,946)        7,568,459
Non-operating income .................................                --      (21,366,934)       84,657,204
Interest expense .....................................                --               --       (60,779,543)
Non-operating expense ................................                --               --       (71,878,145)
Price-level restatement loss, net ....................                --               --       (10,950,796)
                                                              ----------      -----------      ------------
Non-operating results ................................                --      (21,975,880)      (51,382,821)
                                                              ----------      -----------      ------------
    (Loss) from non-financial services before income
    taxes and minority interest ......................                --      (21,975,880)      (33,341,879)
                                                              ----------      -----------      ------------

Financial Services
Net interest revenue .................................                --          608,946       348,939,190
Provision for loan losses ............................                --               --       (97,913,880)
Income from services, net ............................                --               --        76,856,250
Other operating income, net ..........................         1,796,122               --        17,826,814
Other income and expenses ............................            (6,451)              --        21,069,867
Operating expenses ...................................        (1,756,618)              --      (255,421,050)
Price-level restatement loss, net ....................            22,245               --       (10,238,453)
                                                              ----------      -----------      ------------
    Income from financial services before income taxes
    and minority interest and subordinated debt ......            55,298          608,946       101,118,738
                                                              ----------      -----------      ------------

(Loss) income before income taxes ....................            55,298      (21,366,934)       67,776,859
Income tax benefit (expense) .........................            (6,459)              --         4,503,996
                                                              ----------      -----------      ------------
        (Loss) income before minority interest .......            48,839      (21,366,934)       72,280,855
Minority interest ....................................                --      (13,127,787)        1,829,532
                                                              ----------      -----------      ------------
Requirement to service subordinated debt obligation ..                --               --       (58,135,724)

        Net income (loss) ............................            48,839      (34,494,721)       15,974,663
                                                              ==========      ===========      ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

                                                                   At December 31, 2002
                                                     ---------------------------------------------

                                                        Quinenco         SM Chile        Banchile
                                                         ThCh$             ThCh$           ThCh$
                                                     -------------     -------------     ---------
Assets:
Non-Financial Services:
Current assets
Cash and time deposits .........................        11,767,600                --            --
Marketable securities ..........................         2,221,942                --            --
Accounts and notes receivable, net .............        74,762,941                --            --
Inventories ....................................        63,417,429                --            --
Other current assets ...........................       106,421,068                --            --
                                                     -------------     -------------     ---------
       Total current assets ....................       258,590,980                --            --
                                                     -------------     -------------     ---------

Net property, plant and equipment ..............       392,466,656                --            --
                                                     -------------     -------------     ---------

Other assets:
Investments in and advances to related companies       497,769,239                --            --
Goodwill, net ..................................       341,554,264                --            --
Other non-current assets .......................        32,856,894                --            --
                                                     -------------     -------------     ---------
       Total other assets ......................       872,180,397                --            --
                                                     -------------     -------------     ---------

Total non-financial services assets ............     1,523,238,033                --            --
                                                     -------------     -------------     ---------

Financial Services:
Cash and due from banks ........................                --       676,422,569       122,340
Investments ....................................                --     1,598,900,263     7,364,646
Loans, net .....................................                --     5,945,518,882            --
Other assets ...................................                --       375,200,459     1,404,120
                                                     -------------     -------------     ---------
       Total financial services assets .........                --     8,596,042,173     8,891,106
                                                     -------------     -------------     ---------

       Total assets ............................     1,523,238,033     8,596,042,173     8,891,106
                                                     =============     =============     =========

                                                                    At December 31, 2002
                                                      -----------------------------------------------
                                                      Lucchetti      Consolidation      Consolidated
                                                        Peru          Adjustments       Balance Sheet
                                                        ThCh$             ThCh$             ThCh$
                                                      ----------     -------------     --------------
Assets:
Non-Financial Services:
Current assets
Cash and time deposits .........................       1,494,334       (4,048,442)         9,213,492
Marketable securities ..........................              --               --          2,221,942
Accounts and notes receivable, net .............       3,032,897       (2,267,215)        75,528,623
Inventories ....................................       3,307,193               --         66,724,622
Other current assets ...........................          65,380               --        106,486,448
                                                      ----------     ------------      -------------
       Total current assets ....................       7,899,804       (6,315,657)       260,175,127
                                                      ----------     ------------      -------------

Net property, plant and equipment ..............      10,514,788                         402,981,444
                                                      ----------     ------------      -------------

Other assets:
Investments in and advances to related companies              --     (308,426,498)       189,342,741
Goodwill, net ..................................              --               --        341,554,264
Other non-current assets .......................         206,718               --         33,063,612
                                                      ----------     ------------      -------------
       Total other assets ......................         206,718     (308,426,498)       563,960,617
                                                      ----------     ------------      -------------

Total non-financial services assets ............      18,621,310     (314,742,155)     1,227,117,188
                                                      ----------     ------------      -------------

Financial Services:
Cash and due from banks ........................              --               --        676,544,909
Investments ....................................              --               --      1,606,264,909
Loans, net .....................................              --      (23,681,690)     5,921,837,192
Other assets ...................................              --               --        376,604,579
                                                      ----------     ------------      -------------
       Total financial services assets .........              --      (23,681,690)     8,581,251,589
                                                      ----------     ------------      -------------

       Total assets ............................      18,621,310     (338,423,845)     9,808,368,777
                                                      ==========     ============      =============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

                                                                    At December 31, 2002
                                                      ---------------------------------------------


                                                        Quinenco           SM Chile       Banchile
                                                      -------------     -------------     ---------
                                                          ThCh$              ThCh$          ThCh$
Liabilities and Shareholders' Equity:
Non-Financial Services:
Current liabilities
Debt payable within one year ....................       243,257,034                --            --
Accounts and notes payable ......................        37,202,901                --            --
Accrued and other liabilities ...................        23,361,817                --            --
                                                      -------------     -------------     ---------
       Total current liabilities ................       303,821,752                --            --
                                                      -------------     -------------     ---------

Long-term liabilities:
Long term debt ..................................       302,489,676                --            --
       Other liabilities ........................       207,098,184                --            --
                                                      -------------     -------------     ---------
Total long-term liabilities .....................       509,587,860                --            --
                                                      -------------     -------------     ---------

       Total non-financial services liabilities .       813,409,612                --            --
                                                      -------------     -------------     ---------

Financial Services:
Deposits ........................................                --     5,174,004,662       858,945
Borrowings ......................................                --     2,283,454,155            --
Accrued from Subordinated Central Bank ..........                --        22,545,825            --
Other liabilities ...............................                --       519,700,283     5,266,349
                                                      -------------     -------------     ---------
Total financial services liabilities ............                --     7,999,704,925     6,125,294
                                                      -------------     -------------     ---------

Minority interest ...............................        79,313,609       244,317,723            --
                                                      -------------     -------------     ---------

Shareholders' equity
Common stock ....................................       454,744,268       342,572,183     1,870,190
Reserves ........................................        41,417,911                --       557,994
Retained earnings ...............................       134,352,633         9,447,342       337,628
                                                      -------------     -------------     ---------
Total shareholders' equity ......................       630,514,812       352,019,525     2,765,812
                                                      -------------     -------------     ---------

       Total liabilities and shareholders' equity     1,523,238,033     8,596,042,173     8,891,106
                                                      =============     =============     =========

                                                                    At December 31, 2002
                                                      -------------------------------------------------

                                                       Lucchetti       Consolidation      Consolidated
                                                         Peru           Adjustments       Balance Sheet
                                                      -----------      ------------      --------------
                                                         ThCh$             ThCh$              ThCh$
Liabilities and Shareholders' Equity:
Non-Financial Services:
Current liabilities
Debt payable within one year ....................       3,363,384        (7,602,110)       239,018,308
Accounts and notes payable ......................       2,466,634        (2,267,215)        37,402,320
Accrued and other liabilities ...................       3,625,088                           26,986,905
                                                      -----------      ------------      -------------
       Total current liabilities ................       9,455,106        (9,869,325)       303,407,533
                                                      -----------      ------------      -------------

Long-term liabilities:
Long term debt ..................................       2,588,427       (16,079,580)       288,998,523
       Other liabilities ........................       6,577,777                --        213,675,961
                                                      -----------      ------------      -------------
Total long-term liabilities .....................       9,166,204       (16,079,580)       502,674,484
                                                      -----------      ------------      -------------

       Total non-financial services liabilities .      18,621,310       (25,948,905)       806,082,017
                                                      -----------      ------------      -------------

Financial Services:
Deposits ........................................              --        (4,048,442)     5,170,815,165
Borrowings ......................................              --                --      2,283,454,155
Accrued from Subordinated Central Bank ..........              --                --         22,545,825
Other liabilities ...............................              --                --        524,966,632
                                                      -----------      ------------      -------------
Total financial services liabilities ............              --        (4,048,442)     8,001,781,777
                                                      -----------      ------------      -------------

Minority interest ...............................              --        46,358,839        369,990,171
                                                      -----------      ------------      -------------

Shareholders' equity
Common stock ....................................      79,769,597      (424,211,970)       454,744,268
Reserves ........................................     (45,962,469)       45,404,475         41,417,911
Retained earnings ...............................     (33,807,128)       24,022,158        134,352,633
                                                      -----------      ------------      -------------
Total shareholders' equity ......................              --      (354,785,337)       630,514,812
                                                      -----------      ------------      -------------

       Total liabilities and shareholders' equity      18,621,310      (338,423,845)     9,808,368,777
                                                      ===========      ============      =============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

                                                                   For the year ended December 31, 2002
                                                             ----------------------------------------------

                                                               Quinenco         SM Chile          Banchile
                                                             ------------      ------------      ----------
                                                                 ThCh$            ThCh$            ThCh$
Non-Financial Services
Operating results:
Net sales ..............................................      396,298,694                --              --
Cost of sales ..........................................     (315,941,435)               --              --
Administrative and selling expenses ....................      (70,080,374)               --              --
                                                             ------------      ------------      ----------
     Operating income ..................................       10,276,885                --              --
                                                             ------------      ------------      ----------

Non-Operating results:
Interest income ........................................        5,347,733                --              --
Non-operating income ...................................       33,542,407                --              --
Interest expense .......................................      (50,727,151)               --              --
Non-operating expense ..................................      (85,687,878)               --              --
Price-level restatement loss, net ......................        5,023,107                --              --
Foreign exchange different .............................      (13,919,044)               --              --
                                                             ------------      ------------      ----------
Non-operating results ..................................     (106,420,826)               --              --
                                                             ------------      ------------      ----------
     (Loss) from non-financial services before
     income taxes and minority interest ................      (96,143,941)               --              --
                                                             ------------      ------------      ----------

Financial Services
Net interest revenue ...................................               --       373,971,728              --
Provision for loan losses ..............................               --      (115,331,386)             --
Income from services, net ..............................               --        80,675,209              --
Other operating income, net ............................               --       (17,580,812)      5,310,506
Other income and expenses ..............................               --        (1,792,391)        (39,721)
Operating expenses .....................................               --      (258,660,452)     (4,757,766)
Price-level restatement income (loss), net .............               --        (9,610,254)          2,626
                                                             ------------      ------------      ----------
     Income (loss) from financial services before income
     taxes and minority interest and subordinated debt .               --        51,671,642         515,645
                                                             ------------      ------------      ----------

(Loss) income before income taxes ......................      (96,143,941)       51,671,642         515,645
Income taxes ...........................................          141,436         1,123,211         (82,093)
                                                             ------------      ------------      ----------
(Loss) income before minority interest .................      (96,002,505)       52,794,853         433,552
Minority interest ......................................       20,522,294       (20,801,686)             --
Provision for Subordinated Central Bank paid ...........                        (22,545,825)             --
                                                             ------------      ------------      ----------
     Net (loss) income .................................      (75,480,211)        9,447,342         433,552
                                                             ============      ============      ==========

                                                                    For the year ended December 31, 2002
                                                             ------------------------------------------------
                                                              Lucchetti     Consolidation     Consolidated
                                                                Peru         Adjustments     Income Statement
                                                             -----------    -------------    ----------------
                                                                ThCh$           ThCh$             ThCh$
Non-Financial Services
Operating results:
Net sales ..............................................              --              --       396,298,694
Cost of sales ..........................................              --              --      (315,941,435)
Administrative and selling expenses ....................              --              --       (70,080,374)
                                                             -----------     -----------      ------------
     Operating income ..................................              --              --        10,276,885
                                                             -----------     -----------      ------------

Non-Operating results:
Interest income ........................................              --      (1,675,000)        3,672,733
Non-operating income ...................................              --     (15,848,611)       17,693,796
Interest expense .......................................              --              --       (50,727,151)
Non-operating expense ..................................              --              --       (85,687,878)
Price-level restatement loss, net ......................              --              --         5,023,107
Foreign exchange different .............................              --              --       (13,919,044)
                                                             -----------     -----------      ------------
Non-operating results ..................................              --     (17,523,611)     (123,944,437)
                                                             -----------     -----------      ------------
     (Loss) from non-financial services before
     income taxes and minority interest ................              --     (17,523,611)     (113,667,552)
                                                             -----------     -----------      ------------

Financial Services
Net interest revenue ...................................              --       1,675,000       375,646,728
Provision for loan losses ..............................              --              --      (115,331,386)
Income from services, net ..............................              --              --        80,675,209
Other operating income, net ............................              --              --       (12,270,306)
Other income and expenses ..............................              --              --        (1,832,112)
Operating expenses .....................................              --              --      (263,418,218)
Price-level restatement income (loss), net .............              --              --        (9,607,628)
                                                             -----------     -----------      ------------
     Income (loss) from financial services before income
     taxes and minority interest and subordinated debt .              --       1,675,000        53,862,287
                                                             -----------     -----------      ------------

(Loss) income before income taxes ......................              --     (15,848,611)      (59,805,265)
Income taxes ...........................................                              --         1,182,554
                                                             -----------     -----------      ------------
(Loss) income before minority interest .................              --     (15,848,611)      (58,622,711)
Minority interest ......................................              --       5,967,717         5,688,325
Provision for Subordinated Central Bank paid ...........              --              --       (22,545,825)
                                                             -----------     -----------      ------------
     Net (loss) income .................................              --      (9,880,894)      (75,480,211)
                                                             ===========     ===========      ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

The effect of consolidating the banking and insurance operations as required under US GAAP, but using amounts calculated in accordance with Chilean GAAP for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                                                              For the year ended December 31,
                                                                                   ------------------------------------------------
                                                                                       2000              2001              2002
                                                                                       ThCh$             ThCh$             ThCh$
Cash provided by (used in) operating activities reported under Chilean GAAP          (1,915,971)       14,127,719        30,006,986
Effect of combination of banking and insurance operations                            (4,472,260)       38,517,000       418,124,000
                                                                                   ------------      ------------      ------------
Cash provided by (used in) operating activities reported under US GAAP               (6,388,231)       52,644,719       448,130,986

Cash provided by (used in) investing activities reported under Chilean GAAP         (20,803,503)      (37,629,159)          877,447
Effect of combination of banking and insurance operations                          (207,755,120)      361,808,230      (250,591,000)
                                                                                   ------------      ------------      ------------
Cash provided by (used in) investing activities reported under US GAAP             (228,558,623)     (324,179,071)     (249,713,553)

Cash provided by (used in) financing activities reported under Chilean GAAP          28,371,846       (60,540,490)        5,130,157
Effect of combination of banking and insurance operations                           253,556,130       210,162,000      (260,292,000)
                                                                                   ------------      ------------      ------------
Cash provided by (used in) financing activities reported under US GAAP              281,927,976       149,621,510      (255,161,843)

Effect of inflation on cash and cash equivalents under Chilean GAAP                  (1,819,525)         (955,670)        2,571,986
Effect of combination of banking and insurance operations                           (10,431,840)      (21,213,000)      (25,844,000)
                                                                                   ------------      ------------      ------------
Effect of inflation on cash and cash equivalents under US GAAP                      (12,251,365)      (22,168,670)       23,272,014

Net change in cash and cash equivalents under Chilean GAAP                            3,832,847       (84,997,600)       38,586,576
Effect of combination of banking and insurance operations                            30,896,910       589,274,230      (118,603,000)
                                                                                   ------------      ------------      ------------
Net change in cash and cash equivalents under US GAAP                                34,729,757       504,276,630       (80,016,424)

Cash and cash equivalents at beginning of year under Chilean GAAP                   135,665,349       139,498,196        54,500,596
Effect of combination of banking and insurance operations                           174,854,860       205,751,770       795,026,000
                                                                                   ------------      ------------      ------------
Cash and cash equivalents at beginning of year under US GAAP                        310,520,209       345,249,966       849,526,596

Cash and cash equivalents at end of year under Chilean GAAP                         139,498,196        54,500,596        93,087,172
Effect of combination of banking and insurance operations                           205,751,770       795,026,000       676,423,000
                                                                                   ------------      ------------      ------------
Cash and cash equivalents at end of year under US GAAP                              345,249,966       849,526,596       769,510,172
                                                                                   ============      ============      ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

III. Additional disclosure requirements

a) Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles but is required under US GAAP:

                                                                                           Year ended December 31,
                                                                                    (Expressed in single Chilean pesos)
                                                                        -----------------------------------------------------------
                                                                              2000                  2001                 2002
                                                                        ----------------      ----------------     ----------------
                                                                               Ch$                   Ch$                  Ch$
Basic and diluted earnings (loss) per share under Chilean GAAP ....                (5.55)                14.79               (69.91)
Basic and diluted earnings (loss) per share under US GAAP
   before effect of change in accounting principle ................               (18.98)                10.41               (73.62)
Effect of accounting change on earnings per share .................                   --                  0.00                 5.48
                                                                        ----------------      ----------------     ----------------
Basic and diluted earnings (loss) per share under US GAAP .........               (18.98)                10.41               (68.14)

Dividends paid per share ..........................................                44.45                    --                 5.75

Weighted average number of shares of common stock outstanding .....        1,079,740,079         1,079,740,079        1,079,740,079

The earnings (loss) per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted average number of shares of common stock outstanding during each year. For the years presented the Company did not have convertible securities outstanding. Dividends paid per share represents dividends paid on prior years' income, calculated in accordance with Chilean GAAP.

b) Income tax

The provision for income taxes charged to the results of operations under US GAAP was as follows:

                                                                                            Year ended December 31,
                                                                           --------------------------------------------------------
                                                                              2000                  2001                    2002
                                                                           ----------            -----------            -----------
                                                                              ThCh$                  ThCh$                  ThCh$
Current tax expense ............................................           (4,517,309)            (6,871,892)           (10,091,245)
Deferred income tax benefit (expense) ..........................            7,160,896             (1,276,232)            13,744,126
Reassessment of previous year's tax ............................                   --                970,609             (2,845,553)
Net change in tax loss carryforwards ...........................            4,828,905             11,911,652             (1,312,300)
Changes in valuation allowance .................................                   --             (3,599,872)            (7,576,492)
Deferred tax effect of US GAAP adjustments .....................           (2,573,878)            (1,992,904)             9,562,314
Other ..........................................................              347,085               (214,308)              (503,754)
                                                                           ----------            -----------            -----------
        Total benefit (provision) under US GAAP ................            5,245,699             (1,072,947)               977,096
                                                                           ==========            ===========            ===========

Substantially all of the income tax provision in each year arises from Chilean sources.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

Deferred tax assets (liabilities) are summarized as follows:

                                                                                                   Year ended December 31,
                                                                                              --------------------------------
                                                                                                  2001                2002
                                                                                              ------------        ------------
                                                                                                  ThCh$               ThCh$
Accounts receivable ..............................................................               1,306,476           1,509,693
Inventories ......................................................................                 492,602             701,043
Tax loss carryforwards ...........................................................              38,686,794          56,169,063
Provision for vacations ..........................................................               1,615,482           1,633,197
Leasing equipments ...............................................................               3,246,000           5,198,000
Provision fixed assets held for sale .............................................                 392,934             539,254
Derivatives ......................................................................                  91,211              26,073
Obligation with repurchase agreements ............................................               7,240,000          25,393,000
Assets at market value ...........................................................                 353,001           1,097,000
Allowance for loan losses ........................................................              20,182,999          21,479,000
Charge-offs from financial investment ............................................              15,708,910           2,312,000
Accrued interests and readjustments from risky loan portfolio ....................               1,918,000           1,595,000
Accruals interest and readjustments from past due loans ..........................                 254,000           1,060,000
Personnel provisions .............................................................                 265,000             908,000
Staff severance indemnities ......................................................               2,156,433           1,302,187
Fair value adjustments ...........................................................              10,661,492          17,141,491
Other ............................................................................               9,281,500          20,002,407
                                                                                              ------------        ------------
Gross deferred tax assets ........................................................             113,852,834         158,066,408

Depreciation .....................................................................             (20,768,664)        (22,954,554)
Inventories ......................................................................                (252,927)           (491,255)
Fixed assets under leasing contract ..............................................              (2,516,649)         (2,363,695)
Investments ......................................................................              (5,024,925)         (3,522,482)
Investment with repurchase agreements ............................................              (7,250,000)        (24,548,000)
Transitory assets ................................................................              (3,113,000)         (1,346,000)
Other ............................................................................              (4,980,280)         (5,199,760)
                                                                                              ------------        ------------
Gross deferred tax liabilities ...................................................             (43,906,445)        (60,425,746)
Deferred tax assets valuation allowance ..........................................             (29,632,767)        (37,209,259)
                                                                                              ------------        ------------
        Net deferred tax assets ..................................................              40,313,622          60,431,403
                                                                                              ============        ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate of 16% for 2002 to pretax accounting income on a US GAAP basis as a result of the following differences:

                                                                                       Year ended December 31,
                                                                            -------------------------------------------
                                                                               2000            2001            2002
                                                                            -----------     -----------     -----------
                                                                                ThCh$           ThCh$          ThCh$
At statutory Chilean tax rate ....................................            3,669,370      (1,847,410)     11,928,909
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes ............             (423,212)      1,302,968       4,916,148
Nontaxable income ................................................           11,113,865      20,093,487       6,457,660
Nondeductible expenses ...........................................           (8,776,119)    (16,937,782)    (17,185,875)
Change in valuation allowances ...................................            2,547,347      (3,599,872)     (7,576,492)
Local taxes ......................................................             (103,067)        305,758        (552,741)
Foreign taxes ....................................................           (2,426,200)     (1,872,460)        737,300
Change in Chilean statutory tax rate .............................                   --       1,253,118       2,070,000
Other ............................................................             (356,285)        229,246         182,187
                                                                            -----------     -----------     -----------
        At effective tax rates ...................................            5,245,699      (1,072,947)        977,096
                                                                            ===========     ===========     ===========

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis and not on a consolidated basis. The Chilean income tax rate will be 16.5% in 2003 and 17% for years thereafter.

The Argentine income tax rate was 35% for 2000, 2001 and 2002, in accordance with currently enacted tax legislation. The Peruvian tax rate was 30% in 2000 and 27% in 2001 and 2002.

Quinenco and its subsidiaries possess tax loss carryforwards which resulted in deferred tax assets of ThCh$55,818,174 and ThCh$37,441,494 as of December 31 2001 and 2002, respectively. The tax losses relating to the Chilean and Uruguayan subsidiaries have no expiration date. The tax losses in Peru expire five years from the point that the subsidiary starts to record taxable income and in Argentina tax losses may be applied against taxable income for a period of five years.

As of December 31, 2001 tax loss carryforwards generated by Lucchetti Peru resulted in deferred tax assets of ThCh$ 15,708,910, which have been fully provided for by way of a valuation allowance. Tax loss carryforwards generated by Lucchetti Peru during 2002 are fully provided for as part of the provision of the Company's investment in Lucchetti Peru (see Note 10).

c) Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2001 and 2002 where an estimation of fair value is practicable.

Cash and cash equivalents: Cash and time deposits and marketable securities that are considered to be cash equivalents are stated at their carrying amount, which is equivalent to fair value.

Other marketable securities: The fair value of other marketable securities is based on the quoted market prices of the common stock or other securities held.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

Other current assets: The fair value of deposits in guarantee included within other current assets was estimated using the interest rate currently available for deposits of similar duration. Other current assets are stated at carrying amount, which is equivalent to fair value.

Investments in other companies: The fair value of common stocks in other companies is based on quoted market prices.

Other assets: The fair value of long-term accounts receivable included within other assets was estimated using the interest rate the Company would pay for similar credit.

Short and long-term debt and bonds payable: The fair value of short and long-term debt and bonds payable was based on rates currently available to the Company for debt with similar terms and similar remaining maturities.

Loans in the Company's financial services sector: For performing loans with an original maturity of greater than one year, the fair values were calculated by discounting contractual cash flows, using the Bank's current origination rates for loans with similar terms and similar risk characteristics. For loans where the Bank's management believes that the amounts outstanding will not be paid in accordance with contractual terms, the estimated cash flows arising from the liquidation of collateralized assets and other expected flows have been discounted at an estimated discount rate commensurate with the risk in the collection of these amounts.

Interest bearing liabilities in the Company's financial services sector: For interest-bearing liabilities with an original contractual maturity, of greater than one year, the fair values are calculated by discounting contractual cash flows at current market origination rates with similar terms.

Derivative Instruments: The estimated fair value of foreign exchange forward contracts was determined using quoted market prices of financial instruments with similar characteristics. The fair value of interest rate swaps represents the estimated amount the Company would expect to receive or pay to terminate the contracts or agreements, taking into account current interest rates. As no quoted market prices are available for the interest rate swap and forward exchange rate instruments held by the Company, such estimates have been estimated using modeling and other valuation techniques.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

The estimated fair values of the Company's financial instruments (as classified under Chilean GAAP) are as follows:

                                                                                          As of December 31
                                                                  -----------------------------------------------------------------
                                                                                2001                              2002
                                                                  -----------------------------       -----------------------------
                                                                       US GAAP                         US GAAP
                                                                      Book value     Fair value       Book value         Fair value
                                                                        ThCh$          ThCh$             ThCh$              ThCh$

                                                                  -----------------------------------------------------------------
                                                                                        Non-Financial Services
                                                                  -----------------------------------------------------------------
Cash ...........................................................        4,323,88        4,323,886        5,037,53         5,037,535
Time deposits ..................................................       17,831,77       17,831,771        6,730,06         6,730,065
Marketable securities ..........................................       22,020,13       22,020,138       11,390,70        11,390,702
Accounts receivables, net ......................................       94,492,48       94,492,489       73,995,65        73,995,657
Notes and accounts receivables from related companies ..........        9,458,53        9,458,538        7,769,43         7,769,432
Securities purchased under agreements to resell ................       31,400,25       31,400,250       79,367,78        79,367,788
Long term receivables ..........................................       24,381,22       24,085,123        2,394,34         2,394,347
Derivatives ....................................................        (570,064)        (570,064)      2,384,076         2,384,076
Accounts payable and suppliers notes payables ..................     (47,886,573)     (47,886,573)    (36,881,270)      (36,881,270)
Notes and accounts payables to related companies ...............        (434,403)        (434,403)       (321,631)         (321,631)
Short-term bank borrowings .....................................    (125,464,195)    (124,074,036)   (107,329,070)     (108,690,863)
Bonds payable ..................................................    (223,061,427)    (202,246,565)   (219,175,549)     (228,491,055)
Long-term bank borrowings ......................................    (278,230,407)    (269,345,951)   (410,422,069)     (393,927,063)
Other long-term debt ...........................................     (84,847,739)     (85,470,530)     (8,555,631)       (8,555,631)

                                                                  -----------------------------------------------------------------
                                                                                           Financial Services
                                                                  -----------------------------------------------------------------
Cash and due from banks ........................................     339,940,000      339,940,000     273,443,000       273,443,000
Accounts receivable under spot foreign exchange transactions ...      22,606,000       22,606,000      29,950,000        29,950,000
Financial investments ..........................................   1,674,736,000    1,667,439,000   1,434,119,000     1,434,129,000
Loans, net .....................................................   5,714,430,000    5,751,915,000   5,610,661,000     5,735,765,000
Deposits .......................................................  (5,146,621,000)  (5,054,706,000) (4,749,702,000)  (4,751,351,0000)
Accounts payable under spot foreign exchange transactions ......     (66,108,000)     (66,108,000)    (28,200,000)      (28,200,000)
Investments under agreements to repurchase .....................    (255,275,000)    (255,275,000)   (276,675,000)     (276,675,000)
Short-term and long-term borrowings ............................  (2,058,585,000)  (2,196,798,000) (2,049,553,000)   (2,124,014,000)
Derivative instruments .........................................      (3,809,000)      (3,809,000)     (4,846,000)       (4,846,000)

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

d) Investment securities

The following are required disclosures for investments classified as available-for-sale securities, using amounts determined in accordance with US GAAP.

d-1) Non-financial services

Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                                                                                    Gross
                                                                                                  Unrealized            Fair
                                                                                Cost                Value               Gains
                                                                             ----------           ----------         ----------
                                                                                ThCh$                ThCh$              ThCh$
Securities available-for-sale at December 31, 2001 ..............            21,235,970           31,405,781         52,641,751
Securities available-for-sale at December 31, 2002 ..............            21,557,013           21,341,063         42,898,076

Information on sales of available-for-sale securities during the three years in the period ended December 31, 2002 is as follow:

                                                                                2000                  2001              2002
                                                                             ----------           ----------         ----------
                                                                                ThCh$                ThCh$              ThCh$
Proceeds from sales .............................................            13,407,764           91,422,242                 --
Gross realized gains ............................................             8,146,806           51,098,644                 --
Gross realized losses ...........................................               (24,148)              (9,940)                --

The Company has no securities that are considered to be trading securities or debt securities to be held to maturity. The cost of available-for-sale securities is determined using the average cost method.

d-2) Financial services

                                                                                           Years ended December 31,
                                                                             --------------------------------------------------
                                                                                2000                  2001              2002
                                                                             ----------           ----------         ----------
                                                                                ThCh$                ThCh$              ThCh$
Proceeds on sales ...............................................            13,407,764           21,738,000         12,737,000
Gross realized gains ............................................             8,678,287            1,513,000          1,489,000
Gross realized  losses ..........................................                26,207              202,000          2,000,000

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

1) The cost and estimated market value of securities available for sale as of December 31, 2001 and 2002 are as follows:

                                                                                  Year ended December 31, 2002
                                                           ---------------------------------------------------------------------
                                                                                    Gross            Gross
                                                                                 Unrealized       Unrealized      Estimated Fair
Available-for-sale Instruments:                                Cost                 Gains          (Losses)            Value
                                                           -----------           ----------       -----------     --------------
                                                              ThCh$                  ThCh$           ThCh$             ThCh$
Foreign private sector debt securities .........            39,715,000            3,255,000         (628,000)        42,342,000
Foreign financial institutions debt securities .             1,286,000              808,000               --          2,094,000
Credit linked investments ......................            68,929,000                   --               --         68,929,000
                                                           -----------            ---------       ----------        -----------
      Total ....................................           109,930,000            4,063,000         (628,000)       113,365,000
                                                           ===========            =========       ==========        ===========

                                                                                 Year ended December 31, 2001
                                                           ---------------------------------------------------------------------
                                                                                    Gross           Gross
                                                                                 Unrealized       Unrealized      Estimated Fair
                                                               Cost                Gains           (Losses)            Value
                                                           -----------           ----------       -----------     --------------
                                                              ThCh$                ThCh$            ThCh$               ThCh$
Available-for-sale Instruments:
Foreign private sector debt securities .........            82,131,170            1,333,850       (6,434,410)        77,030,610
Foreign financial institutions debt securities .             4,225,060                   --       (2,601,780)         1,623,280
Latin American Brady Bonds .....................            22,096,590            1,747,910               --         23,844,500
Chilean financial institutions securities ......               256,470                   --               --            256,470
Central Bank securities ........................            31,805,370              109,180          (76,220)        31,838,330
Other securities ...............................             5,189,000                   --          (12,360)         5,176,640
                                                           -----------            ---------       ----------        -----------
      Total ....................................           145,703,660            3,190,940       (9,124,770)       139,769,830
                                                           ===========            =========       ==========        ===========

The contractual maturities of available-for-sale securities held by financial service companies, are as follows:

                                                                                 As of December 31, 2002
                                                        ---------------------------------------------------------------------------
                                                                       After one      After five years
                                                         Within     year but within      but within
                                                        one year      five years          10 years      After 10 years     Total
                                                        ---------------------------------------------------------------------------
                                                          ThCh$         ThCh$               ThCh$            ThCh$          ThCh$
Available-for-sale Instruments:
Foreign private sector debt securities .........        21,062,000    18,653,000                 --               --     39,715,000
Foreign financial institutions debt securities .         1,286,000            --                 --               --      1,286,000
Credit linked investments ......................        11,449,000    57,480,000                 --               --     68,929,000
                                                       -----------    ----------         ----------      -----------    -----------
        Total carrying value ...................        33,797,000    76,133,000                 --               --    109,930,000
                                                       -----------    ----------         ----------      -----------    -----------
Unrealized gain/losses .........................         1,570,000     1,865,000                                          3,435,000
                                                       -----------    ----------         ----------      -----------    -----------
        Estimated fair value ...................        35,367,000    77,998,000                 --               --    113,365,000
                                                       ===========    ==========         ==========      ===========    ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

(2) The following disclosures, in addition to those required under Chilean GAAP, are required disclosures for investments classified as held-to-maturity in accordance with SFAS No. 115:

                                                                                           Year ended December 31,
                                                                        ----------------------------------------------------------
                                                                                                     2002
                                                                        ----------------------------------------------------------
                                                                                              Gross Unrealized      Estimated Fair
                                                                        Amortized Cost          Gains (Losses)           Value
                                                                        --------------          --------------      --------------
                                                                             ThCh$                   ThCh$                ThCh$
Held-to-maturity Instruments:
U.S. government debt securities ............................              39,060,000                  5,000           39,065,000
Chilean Central Bank securities ............................             274,462,000                  5,000          274,467,000
Government Securities ......................................                 295,000                     --              295,000
                                                                         -----------             ----------          -----------
      Total ................................................             313,817,000                 10,000          313,827,000
                                                                         ===========             ==========          ===========

                                                                                         Year ended December 31,
                                                                     ------------------------------------------------------------
                                                                                                  2001
                                                                     ------------------------------------------------------------
                                                                                              Gross Unrealized      Estimated Fair
                                                                        Amortized Cost          Gains (Losses)           Value
                                                                        --------------          --------------      --------------
                                                                             ThCh$                   ThCh$                ThCh$
Held-to-maturity Instruments:
Foreign private sector securities ..........................               8,107,130                     --            8,107,130
Foreign financial institutions securities ..................               1,841,640                 38,110            1,879,750
U.S. government debt securities ............................              37,026,440                 72,100           37,098,540
Chilean Central Bank securities ............................             408,917,000             (7,406,730)         401,510,270
                                                                         -----------             ----------          -----------
      Total ................................................             455,892,210             (7,296,520)         448,595,690
                                                                         ===========             ==========          ===========

The contractual maturities of securities classified by the Bank as held-to-maturity are as follows:

                                                                                        December 31, 2002
                                                            ------------------------------------------------------------------------
                                                                                After one year
                                                            Within one          but within five      After five
                                                               year                  years             years                Total
                                                            -----------         ---------------      ----------          -----------
                                                                ThCh$               ThCh$               ThCh$               ThCh$
Held-to-maturity Instruments:
U.S. government debt securities ...............              39,060,000                    --                --           39,060,000
Chilean Central Bank securities ...............             271,754,000             2,708,000                --          274,462,000
Government securities .........................                  99,000               196,000                --              295,000
                                                            -----------             ---------        ----------          -----------
        Total carrying value ..................             310,913,000             2,904,000                --          313,817,000
                                                            -----------             ---------        ----------          -----------
Unrealized gain/loss ..........................                  10,000                    --                --               10,000
                                                            -----------             ---------        ----------          -----------
        Total .................................             310,923,000             2,904,000                --          313,827,000
                                                            ===========             =========        ==========          ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

e) Reclassification differences between Chilean GAAP and US GAAP

Certain non-operating income and expenses under Chilean GAAP would be considered operating income and expenses under US GAAP for the years ended December 31, 2000, 2001 and 2002 as follows:

                                                                                      2000                2001               2002
                                                                                   ----------         -----------         ----------
                                                                                      ThCh$               ThCh$              ThCh$
Non-operating income under Chilean GAAP ..................................         35,325,308         106,024,138         33,542,407
Less:
   Amortization of negative goodwill .....................................          2,530,960           9,187,460          1,889,029
   Amortization of unrealized gain .......................................                 --             160,117            581,207
   Release of purchase price accruals ....................................                 --                  --          3,264,077
   Tax refund ............................................................          2,140,895             147,639            389,447
                                                                                   ----------         -----------         ----------
Non-operating income as classified under US GAAP, but
   calculated in accordance with Chilean GAAP ............................         30,653,453          96,528,922         27,418,647
                                                                                   ==========         ===========         ==========

Non-operating expenses under Chilean GAAP ................................         36,139,340          71,878,145         85,687,878
Less:
   Amortization of goodwill ..............................................         12,437,416          28,230,631         20,531,853
   Restructuring costs and severance indemnities .........................          1,904,992           5,563,487          6,799,292
   Losses on sales of investments, fixed assets and other ................          2,283,155             990,650          2,045,209
   Consulting services ...................................................            777,883           4,498,423            732,250
   Adjustment of market value of shares ..................................          1,160,955             104,057             34,000
   Provision for losses on loans and recoverable taxes of foreign
      subsidiaries .......................................................                 --           3,368,893          2,651,594
   Financial consulting and other expenses for sale of Argentine
      Subsidiary .........................................................                 --             539,862                 --
   Directors' compensation ...............................................            145,477             441,614            361,274
   Adjustment of property, plant and equipment to net
      realizable value (Note 9) ..........................................            530,965           2,708,432            840,277
   Losses on forward contracts (see paragraph 3 g) .......................             92,821                  --
   Allowance for uncollectible debts .....................................          4,166,772             679,351          1,155,078
   Labor lawsuits ........................................................            193,313           3,924,107            323,099
   Legal expenses for defense of Lucchetti Peru ..........................                 --           2,386,356          2,224,488
   Valuation allowance for fixed and other assets Argentina ..............                 --          12,834,224          6,140,460
   Losses on construction contracts ......................................          1,320,694             897,391                 --
   Impairment of equity investment in and account receivable
      with Lucchetti Peru ................................................                 --                  --         30,678,486
   Depreciation of property, plant and equipment involved in
      temporary shutdown (see Note 9) ....................................                 --                  --          2,995,211
   Adjustment to fair value of property, plant and equipment
      held-for-sale ......................................................                 --                  --            257,230
   Adjustment to sales price of a business ...............................                 --                  --          1,238,052
                                                                                   ----------         -----------         ----------
Non-operating expense as classified under US GAAP, but
   calculated in accordance with Chilean GAAP ............................         11,124,897           4,710,667          6,680,025
                                                                                   ==========         ===========         ==========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

f) Loan covenants

At December 31, 2001 the Company was not in compliance with a covenant relating to the Madeco Bonds series B for UF 693,000 nominal value, however waivers were obtained before the issuance of the 2001 consolidated financial statements.

Also, at December 31, 2001, Madeco did not comply with certain covenants related to a loan with an affiliate of Bank Boston which had approximately ThCh$7,609,562 outstanding balance at December 31, 2001. Additionally, for the quarter ended March 31, 2002, the Company was also in non-compliance with respect to covenants pursuant to its loan with Citibank, which had a balance outstanding at that date of ThCh$3,421,516 (ThCh$3,372,169 at December 31, 2001). Since the Company obtained waivers for non-compliance before the issuance of the 2001 consolidated financial statements, for each facility, but only for the particular quarter period in which the Company was in default, for US GAAP purposes these facilities would be classified as a short-term liability at December 31, 2001. Madeco is in compliance with its covenants as of December 31, 2002.

g) Goodwill

The following details what the Company's net income (loss) under US GAAP would have been for the years ended December 31, 2001 and 2000, excluding goodwill amortization expense:

                                                             For the years ended December 31,
                                                                2000               2001
                                                                ThCh$              ThCh$
         Reported net income .....................           (20,492,924)        11,243,123
         Add back: Goodwill amortization .........             5,776,168         12,435,259
                                                             -----------         ----------
         Adjusted net income .....................           (14,716,756)        23,678,382
                                                             ===========         ==========

The following details what the Company's basic and diluted earnings (loss) per share under US GAAP would have been for the years ended December 31, 2000 and 2001, excluding goodwill amortization expense:

                                                                                  For the years ended December 31,
                                                                                    2000                    2001
                                                                                     Ch$                     Ch$
Reported basic and diluted earnings (loss) per share ............                  (18.98)                  10.41
Add back: effect of goodwill amortization on basic and
   diluted earnings (loss) per share ............................                    5.35                   11.52
                                                                                   ------                   -----
Adjusted basic and diluted earnings (loss) per share ............                  (13.63)                  21.93
                                                                                   ======                   =====

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

The US GAAP balance of goodwill as of December 31, 2002 and 2001 is as follows:

                                                  2001                2002
                                                 ThCh$                ThCh$

      Goodwill .........................      419,185,323          419,202,108
      Accumulated amortization .........      (19,885,781)         (19,885,781)
                                             ------------         ------------
      Goodwill, net ....................      399,299,542          399,316,327
                                             ============         ============

The changes in the carrying amount of goodwill on a segment basis for the year ended December 31, 2002 are as follows:

                                                   Financial        Foods &
                                                    services        beverage         Manufacturing     Telecommunications
                                                     ThCh$            ThCh$              ThCh$                ThCh$
                                                  -----------       --------         -------------     ------------------
Balance as of January 1, 2002                     357,926,060        87,886            40,827,423            458,173
Goodwill acquired during the year                          --            --                16,785                 --
                                                  -----------        ------            ----------            -------
Balance as of December 31, 2002                   357,926,060        87,886            40,844,208            458,173
                                                  ===========        ======            ==========            =======

h) Advertising costs

Advertising costs are expensed as incurred and amounted to ThCh$7,447,440, ThCh$10,712,017 and ThCh$10,386,927 for the years ended December 31, 2000, 2001 and 2002, respectively.

i) Recently adopted accounting pronouncements

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, not when it is "planned". The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 and the Company is evaluating the impact that adopting this statement will have in its financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities-an interpretation of ARB 51, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply Interpretation No. 46 immediately to variable interest entities created after January 31, 2003 and apply it

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (expressed in constant Chilean pesos of December 31, 2002, unless otherwise stated)

to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. The Company is evaluating the impact that adopting this statement will have in its financial statements.

In October 2002, the FASB issued Statement of Financial Accounting Standard No. 147, "Acquisition of Certain Financial Institutions". The provisions of the Statement relate to the accounting for acquisitions of certain financial institutions and the impairment or disposal of certain long-term customer relationship intangible assets. The effective date of this statement applies to acquisitions for which the date of acquisition is on or after October 1, 2002. This statement may have an impact on the Company's results of operations or financial position if a business combination involving a financial institution were to take place after that date.

j) Recent accounting pronouncements

On January 23, 2003, the FASB Emerging Issues Taskforce issued Issue 00-21 "Issue Revenue Arrangements with Multiple Deliverables". This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue requires, that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, and applicable revenue recognition criteria should be considered separately for separate units of accounting. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment. The Company is currently assessing the impact of adopting this new guidance.

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. As of the date of these financial statements the Company is evaluating the effect, if any, that SFAS No. 149 will have on the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002 and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is evaluating the impact that adopting this statement will have in its financial statements.

Index to Exhibits

   Exhibit No.                            Exhibit
   -----------                            -------

      1.1 By-Laws of Quinenco S.A. (incorporated by reference from Quinenco S.A. Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001).

      9.1 Amended Shareholders' Agreement, dated January 13, 2003, by and between FHI Finance Holding International B.V., Schorghuber Stiftung & Co. Holding K.G. and Quinenco S.A.

      10.1 Banco de Chile's Financial Statements at December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 (incorporated by reference from Item 18 of the Banco de Chile 2002 Annual Report on Form 20-F, filed on June 25, 2003).

      10.2        Banco de Chile's Guide 3 Data (incorporated by reference from
                  Item 4 "Information on the Company - Selected Statistical Information" of the Banco de Chile 2002 Annual Report on Form 20-F, filed on June 25, 2003).

      10.3 Banco Edwards' Financial Statements at December 31, 2000 and 2001 and for the years ended December 31, 2000 and 2001 (incorporated by reference from Item 18 of the Banco Edwards 2001 Annual Report on Form 20-F, filed on June 28, 2002).

      10.4        Banco Edwards' Guide 3 Data (incorporated by reference from
                  Item 4 "Information on the Company - Selected Statistical Information" of the Banco Edwards 2001 Annual Report on Form 20-F, filed on June 28, 2002).

      99.1        Certification of Chief Executive Officer of Quinenco S.A.
                  pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      99.2        Certification of Chief Financial Officer of Quinenco S.A.
                  pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.