Form 20-F
period 2003-12-31
QUINENCO SA
filed 2004-06-30
CIK 1040649

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------
                                    FORM 20-F
                                    ---------

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2003

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

-----------------
* Not for trading, but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

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

                             Item 17 |_| Item 18 |X|

================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

INTRODUCTION..................................................................ii

           INCORPORATION BY REFERENCE........................................iii
           EXCHANGE RATES AND CURRENCY.......................................iii
           PRESENTATION OF MARKET SHARE AND OTHER INFORMATION.................iv
           FORWARD-LOOKING STATEMENTS..........................................v

PART I.........................................................................1

           Item 1.  Identity of Directors, Senior Management and Advisers......1
           Item 2.  Offer Statistics and Expected Timetable....................1
           Item 3.  Key Information............................................1
           Item 4.  Information on the Company.................................8
           Item 5.  Operating and Financial Review and Prospects..............71

Contractual Obligations and Commercial Commitments...........................112

           Contractual Commitments...........................................112
           Commercial Commitments............................................112
           Item 6.  Directors, Senior Management and Employees...............112
           Item 7.  Major Shareholders and Related Party Transactions........123
           Item 8.  Financial Information....................................125
           Item 9.  The Offer and Listing....................................128
           Item 10. Additional Information...................................131
           Item 11. Quantitative and Qualitative Disclosures About
                    Market Risk..............................................142
           Item 12. Description of Securities Other than Equity Securities...145

PART II......................................................................145

           Item 13. Defaults, Dividend Arrearages and Delinquencies..........145
           Item 14. Material Modifications of the Rights of Security
                    Holders and Use of Proceeds..............................145
           Item 15. Controls and Procedures..................................145
           Item 16. (Reserved)...............................................145

PART III.....................................................................146

           Item 17. Financial Statements.....................................146
           Item 18. Financial Statements.....................................146
           Item 19. Exhibits.................................................146

                                  INTRODUCTION

      Quinenco S.A. is a sociedad anonima abierta (open stock corporation) organized under the laws of the Republic of Chile ("Chile"). Unless the context otherwise requires, references herein to "Quinenco" are to Quinenco S.A. and references herein to the "Company" are to Quinenco together with its consolidated subsidiaries and the companies in which Quinenco holds significant non-consolidated equity interests. References herein to "intermediate holding companies" are to subsidiaries of Quinenco through which, in certain cases, Quinenco holds its interest in the consolidated operating companies and certain equity investments. Unless the context otherwise requires:

o "Madeco" refers to Madeco S.A., a consolidated subsidiary 55.2%-owned by Quinenco, together with Madeco's consolidated subsidiaries.

o "Telsur" refers to Compania Nacional de Telefonos, Telefonica del Sur S.A., a consolidated subsidiary, 73.6%-owned by Quinenco through its subsidiary VTR S.A. ("VTR"), together with Telsur's consolidated subsidiaries.

o "Lucchetti" refers to Empresas Lucchetti S.A., a 95.9%-owned consolidated subsidiary of Quinenco, together with Lucchetti's consolidated subsidiaries as of December 31, 2003. On May 14, 2004, Lucchetti's name was changed to Industria Nacional de Alimentos S.A. All references herein will be made to Lucchetti.

o "Hoteles Carrera" refers to Hoteles Carrera S.A., a 90.0%-owned consolidated subsidiary of Quinenco.

o "CCU" refers to Compania Cervecerias Unidas S.A., in which Quinenco owns an indirect 30.8% non-consolidated equity investment, together with CCU's consolidated subsidiaries.

o "LQIF" refers to LQ Inversiones Financieras S.A., a 99.9%-owned consolidated subsidiary of Quinenco.

o "Banco de Chile" refers to Banco de Chile, a 52.2% non-consolidated subsidiary of Quinenco, together with its consolidated subsidiaries.

o "Habitaria" refers to Habitaria S.A., in which Quinenco owns a 50.0% non-consolidated equity investment, together with Habitaria's consolidated subsidiaries.

o "Entel" refers to Empresa Nacional de Telecomunicaciones S.A., in which Quinenco owns a 5.7% non-consolidated equity interest.

o "Banco Edwards" refers to Banco de A. Edwards, a 51.2%-owned non-consolidated subsidiary of Quinenco, together with its consolidated subsidiaries as of December 31, 2001. Effective January 1, 2002, Banco Edwards was merged into Banco de Chile, which is the surviving entity.

o "Plava Laguna" refers to Plava Laguna d.d., in which Quinenco owned a 39.4% non-consolidated equity investment until August 20, 2001. On that date, Quinenco completed the divestiture of its 39.4% interest in Plava Laguna.

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

      The condensed financial statements of Banco de Chile, Telsur, Lucchetti, Hoteles Carrera and Habitaria set forth in Item 4 of this Annual Report are derived from the financial statements of the respective companies which, as of and for the years ended December 31, 2001, 2002 and 2003 have been audited by Ernst & Young Servicios Profesionales de Auditoria y Asesoria Limitada ("Ernst & Young Limitada"), a member firm of Ernst & Young Global.

      The condensed financial statements of Madeco set forth in Item 4 of this Annual Report are derived from the financial statements of Madeco, which, as of and for the years ended December 31, 2001, 2002 and 2003, have been audited by Deloitte & Touche.

      The condensed financial statements of CCU set forth in Item 4 of this Annual Report are derived from the financial statements of CCU, which, as of and for the years ended December 31, 2001, 2002 and 2003 have been audited by PricewaterhouseCoopers.

      The condensed financial statements of Entel set forth in Item 4 of this Annual Report are derived from Entel's Annual Report corresponding to the years 2002 and 2003, the financial statements of which, as of and for the years ended December 31, 2001, 2002 and 2003 have been audited by Deloitte & Touche.

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

                           INCORPORATION BY REFERENCE

      The Company incorporates by reference into this Annual Report on Form 20-F
(1) Banco de Chile's financial statements at December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 which are included as
Item 18 of Banco de Chile's Annual Report on Form 20-F for the year ended December 31, 2003 ("Banco de Chile's Annual Report) and (2) Banco de Chile's Guide 3 Data which is included in Item 4 of such Annual Report in the section entitled "Information on the Company - Selected Statistical Information". (3) Banco Edwards' financial statements at December 31, 2001 and for the year ended December 31, 2001 which are included as Item 18 of Banco Edwards' Annual Report on Form 20-F for the year ended December 31, 2001 ("Banco Edwards' Annual Report"), (4) Banco Edwards' Guide 3 Data which is included in Item 4 of such Annual Report in the section entitled "Information on the Company - Selected Statistical Information".

      The Company also incorporates by reference into this Annual Report on Form 20-F (1) CCU's Chile's financial statements at December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 which are included as
Item 18 of CCU's Annual Report on Form 20-F for the year ended December 31, 2003 ("CCU's Annual Report).

                           EXCHANGE RATES AND CURRENCY

      Quinenco prepares its financial statements in Chilean pesos and in conformity with Chilean generally accepted accounting principles ("Chilean GAAP"). Chilean GAAP as applied to Quinenco differs in certain important respects from generally accepted accounting practices in the United States of America ("U.S. GAAP"). See Note 26 to the audited consolidated financial statements of the Company at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 (together with the notes thereto, the "Consolidated Financial Statements") contained elsewhere in this Annual Report for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods and as of the dates therein indicated.

      Unless otherwise indicated, financial data for all periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos as of December 31, 2003. See Notes 2(b) and 3 to the Consolidated Financial Statements. Transactions which are described herein and which have taken place during 2004 are stated in Chilean pesos as of the transaction date, unless otherwise indicated.

      In this Annual Report, references to "U.S. dollars", "dollars", "$" or "US$" are to United States dollars, references to "pesos" or "Ch$" are to Chilean pesos, and references to "UF" are to Unidades de Fomento, which are inflation-indexed, peso-denominated monetary units. The UF rate is set daily in advance based on changes in the previous month's inflation rate in Chile. See
Note 2(b) to the Consolidated Financial Statements. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Due to the effects of rounding, certain totals may not appear to directly reflect the sums of their components. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos based on the Dolar Observado (the "Observed Exchange Rate") reported by the Banco Central de Chile (the "Central Bank of Chile" or "Central Bank") for December 31, 2003, which was Ch$593.80 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. The Observed Exchange Rate for June 10, 2004 was Ch$649.43 = per US$1.00.

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

      The Company's estimates of CCU's market share are based on estimates made by CCU of market share data and related sales volume information. These estimates are based on statistics published or made available to CCU by A.C. Nielsen Chile S.A., or Nielsen, in the case of beer, soft drinks, mineral water and wine sales in Chile; the Asociacion Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or ANBER) in the case of soft drinks and mineral water; the Servicio Agricola Ganadero (Agricultural and Livestock Service, or SAG) in the case of wine sales in Chile; and the Asociacion de Vinas de Chile, A.G. (the Wineries of Chile Association) in the case of Chilean wine exports. CCU believes that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect its market share or industry sales volumes. For example, the Nielsen sampling base includes only the metropolitan areas of Chile and not the rural areas of the country, where CCU believes its beer market share is higher than in the metropolitan areas, due to its distribution system. Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares do not coincide with publicly available information of CCU's sales volume and its competitors. As a consequence, CCU has revised the share estimates from the sources identified above for Chilean beer sales, soft drink and mineral water sales and wine sales in Chile to reflect what its believes is a more accurate measure of market shares, taking into account:

o reports published by the Instituto Nacional de Estadisticas (the Chilean National Institute of Statistics, or the INE),

o     CCU's internal sales data,

o     sales information filed publicly by its competitors,

o     equity research analyst reports, and

o import and export reports made available by Chilean and Argentine customs authorities.

      Most of the above information is also used to estimate Argentine beer market share.

However, CCU's revised estimates have not been confirmed by independent sources. Certain amounts, including percentage amounts, which appear in this annual report have been rounded and may not sum exactly to the totals shown.

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

      The Company estimates market share and other operating and statistical data with respect to its telecommunications business in Chile on the basis of information supplied by the Chilean Undersecretary of Telecommunications and on its own analysis of information provided by market participants, primarily Compania de Telecomunicaciones de Chile ("Telefonica CTC"), the leading fixed line telephony provider in Chile.

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

      Habitaria bases its market share estimates on figures provided by the Camara Chilena de la Construccion (The Chilean Construction Association) and on reports and analysis generated internally.

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

      These forward-looking statements are identified by the use of terms and phrases such as "anticipates", "believes", "could", "expects", "intends", "may", "plans", "predicts", "projects", "will" and similar terms and phrases. The Company cautions the reader that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation (1) adverse changes in the Chilean economy with respect to rates of inflation and economic growth, currency devaluations and other factors, (2) adverse changes in the international markets for the Company's products, including markets in other Latin American countries, such as Brazil and Argentina, as well as markets in Asia and (3) other factors discussed under "Item 4B. Business Overview", "Item 5. Operating and Financial Review and Prospects" and "Item 7A. Major Shareholders" herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

A. Selected Financial Data

      The selected consolidated financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Annual Report. The summary financial data for the Company as of and for the years ended December 31, 1999, and 2000 is derived from the Consolidated Financial Statements of the Company which have been audited by PricewaterhouseCoopers, independent accountants. The summary financial data for the Company as of and for the years ended December 31, 2001, 2002 and 2003 is derived from the Consolidated Financial Statements of the Company, which have been audited by Ernst & Young Limitada, independent accountants and a member firm of Ernst & Young International, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

      The Consolidated Financial Statements of the Company have been prepared in accordance with Chilean GAAP, which differs in certain material respects from U.S. GAAP. Note 26 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods and as of the dates covered thereby.

      In accordance with Chilean GAAP, financial data included in the Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2003. See Notes 2 b) and 3 to the Consolidated Financial Statements.

                                                                        At or for the Year Ended December 31,
                                        ------------------------------------------------------------------------------------------
                                             1999            2000           2001           2002           2003            2003
                                             ----            ----           ----           ----           ----            ----
                                                                           Restated       Restated
                                              (in millions of constant Ch$ or thousands of U.S. dollars, except per share amounts)
QUINENCO CONSOLIDATED
Income Statement Data:
Chilean GAAP:
Net sales..............................    Ch$456,678     Ch$484,541      Ch$493,141     Ch$400,262     Ch$357,379     US$601,852
Cost of sales..........................      (371,558)      (386,833)       (391,781)      (319,101)      (285,027)      (480,006)
Administrative and selling expenses....      (107,665)       (80,896)        (83,139)       (70,781)       (59,605)      (100,379)
                                           ----------     ----------      ----------     ----------     ----------     ----------
Operating income (loss)................       (22,545)        16,812          18,221         10,380         12,747         21,467
Operating income (loss) per share......     Ch$(20.88)      Ch$15.57        Ch$16.88        Ch$9.61       Ch$11.81        US$0.02
Interest income........................        21,816          9,132           8,259          5,401          2,928          4,932
Non-operating income...................       297,336         35,679         107,084         33,878        119,528        201,292
Interest expense.......................       (44,874)       (39,635)        (61,387)       (51,234)       (35,192)       (59,266)
Non-operating expense..................       (57,125)       (36,501)        (72,597)       (86,545)       (66,439)      (111,887)
Price-level restatement gain (loss)....        14,128         (6,407)        (11,060)        (8,985)         2,876)         4,844
                                           ----------     ----------      ----------     ----------     ----------     ----------
Non-operating results (1)(2)(3)
  (4)(5)(6)............................       231,281        (37,732)        (29,701)      (107,485)        23,701         39,913
                                           ----------     ----------      ----------     ----------     ----------     ----------
Income (loss) before taxes and
  minority interests...................       208,736        (20,920)        (11,480)       (97,105)        36,448         61,380
Income taxes...........................       (24,029)         7,617           4,941            143         (2,569)        (4,326)
                                           ----------     ----------      ----------     ----------     ----------     ----------
Income (loss) before minority interest.       184,707        (13,303)         (6,539)       (96,962)        33,879         57,054
Minority interest......................        (4,685)         7,245          22,673         20,727          3,816          6,427
                                           ----------     ----------      ----------     ----------     ----------     ----------
Net income (loss)......................    Ch$180,022      Ch$(6,058)      Ch$16,134     Ch$(76,235)     Ch$37,695      US$63,481
                                           ==========     ==========       =========    ===========      =========      =========
Net income (loss) per share............     Ch$166.73       Ch$(5.61)       Ch$14.94      Ch$(70.60)      Ch$34.91        US$0.06
Dividends declared per share...........       Ch$8.37       Ch$48.85           Ch$--        Ch$5.95          Ch$--          US$--
U.S. GAAP:
Net sales (Non-financial services)
  from continuing operations...........    Ch$354,709     Ch$381,149      Ch$403,392     Ch$314,975     Ch$298,994     US$503,531
Net interest revenue and expenses
  (Financial services) (2)(3)..........        27,013        109,088         242,605        262,805        227,249        382,703
Net income (loss) from continuing
  operations...........................       203,099        (11,401)         18,732        (48,227)        61,560        103,671
Loss from discontinuing operations,
  net of taxes and minority interest...      (11,797)         (9,297)         (6,118)       (34,863)        (2,543)        (4,283)
Net income (loss) .....................    Ch$191,302     Ch$(20,698)      Ch$12,614     Ch$(83,090)     Ch$59,017      US$99,389
Net income (loss) on continuing
  operations per share.................        188.10         (10.56)          17.35         (44.66)         57.01           0.10
Net income (loss) on discontinued
  operations per share.................        (10.93)         (8.61)          (5.67)        (32.28)         (2.36)         (0.01)
Net income (loss) per share ...........     Ch$177.17      Ch$(19.17)       Ch$11.68      Ch$(76.95)      Ch$54.65        US$0.09
Balance Sheet Data: (at year end)
Chilean GAAP:
Cash and cash equivalents..............    Ch$137,022     Ch$140,893       Ch$55,046      Ch$94,018      Ch$56,309      US$94,828
Total current assets...................       431,409        399,391         276,461        261,177        249,057        419,429
Property, plant and equipment..........       472,922        439,134         434,621        396,391        325,777        548,631
Total assets...........................     1,458,052      1,463,151       1,624,161      1,538,470      1,391,360      2,343,146
Current liabilities....................       330,775        351,755         266,279        306,860        161,911        272,670
Long-term liabilities..................       272,911        318,414         559,712        514,684        499,068        840,464
                                           ----------     ----------      ----------     ----------     ----------     ----------
Total liabilities......................       603,686        670,169         825,991        821,544        660,979      1,113,134
Minority interest......................       111,684        109,751          93,491         80,107         96,359        162,275
Shareholders' equity...................       742,682        683,231         704,679        636,820        634,022      1,067,737
Number of shares ...................... 1,079,740,079  1,079,740,079   1,079,740,079  1,079,740,079  1,079,740,079
U.S. GAAP:
Total assets...........................  Ch$4,079,994   Ch$4,448,287   Ch$10,922,202   Ch$9,653,989  Ch$10,064,751  US$16,949,732
Non-financial services long-term
  liabilities..........................       238,564        292,223         495,569        484,176        463,369        780,345
Financial services borrowings..........     2,351,782      2,499,722       2,123,483      2,727,895      2,820,734      4,750,310
Capital stock..........................       459,292        459,292         459,292        459,292        459,292        773,479
Shareholders' equity...................       728,939        750,372         701,528        622,764        647,965      1,091,218

-----------------
(1) In 1999, non-operating results included net gains on the sales of VTR Hipercable (Ch$80,615 million) and O'Higgins Central Hispanoamericano
      (OHCH) (Ch$179,472 million). Non-operating results included net gains on the sales of shares of Entel of Ch$7,912 million in 2000 and Ch$51,567 million in 2001.

(2) In 1999, Quinenco acquired a 51.2% interest in Banco Edwards. The consolidated financial statements of the Company under Chilean GAAP did not include the financial statements of Banco Edwards because banking operations are generally not consolidated with non-financial businesses in Chile. Under U.S. GAAP, the financial statements of Banco Edwards were consolidated. The income statement information for the Company includes the operations of Banco Edwards from the last quarter of 1999 until its merger with Banco de Chile on January 1, 2002.

(3) On March 27, 2001, Quinenco's interest in Banco de Chile reached 52.7%. Under Chilean GAAP, the consolidated financial statements of the Company do not include the financial statements of Banco de Chile because banking operations are generally not consolidated with non-financial businesses in Chilean GAAP. Under U.S. GAAP, the financial statements of Banco de Chile are consolidated. The income statement information under Chilean GAAP for Banco de Chile includes the operations of Banco de Chile from January 1, 2001.

(4) For the year ended December 31, 2000, Lucchetti Argentina's balance sheet was deconsolidated and the investment was adjusted to net realizable value resulting in a loss of Ch$7,618 million.

(5) For the year ended December 31, 2002, Lucchetti Peru made non-recurring charges related to its plant closure in January 2003 of Ch$30,110 million.

(6) In 2003, Quinenco received an arbitration settlement payment of Ch$36,035 million, included with non-operating results for the year ended December 31, 2003.

Dividends

      The following table sets forth a five-year summary of dividends per share:

               Period (1)               Cash Dividend Per Share  Cash Dividend per Share
               ----------               -----------------------  -----------------------
                                           (in constant Ch$)       (U.S. dollars (2))
2000.................................            48.85                    0.08
2001.................................               --                      --
2002.................................             5.95                    0.01
2003.................................               --                      --
2004 (on January 9)..................            11.25                    0.02(3)
2004 (on May 11).....................             6.21                    0.01(4)

-------------------
(1) Indicates year of payment. The dividend distribution corresponds to the distribution of net income of the previous year.

(2)   Based on the exchange rate in effect on December 31 of each year.

(3)   Based on the exchange rate in effect on January 9, 2004.

(4)   Based on the exchange rate in effect on May 11, 2004.

Exchange Rates

      Prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in those cases explicitly authorized by the Central Bank of Chile ("the Central Bank"). The Central Bank Act, which was enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign currency. The Central Bank Act now empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is formed by banks and other entities so authorized by the Central Bank. All payments and distributions with respect to the Company's American Depositary Shares ("ADSs") referred to in this Annual Report must be transacted in the Formal Exchange Market.

      For purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate (dolar acuerdo) (the "Reference Exchange Rate"). The Reference Exchange Rate is reset monthly by the Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro. Authorized transactions by banks were generally conducted within a certain band above or below the Reference Exchange Rate. In January 1992, the Central Bank reduced the Reference Exchange Rate by 5% and widened the band for transactions in the Formal Exchange Market from 5% to 10%. In November 1994, the Central Bank reduced the Reference Exchange Rate by approximately 10%. In November 1995, the Central Bank reduced the Reference Exchange Rate by approximately 2%. In January 1997, the Central Bank widened the band for transactions in the Formal Exchange Market to 12.5%. On June 25, 1998, the Central Bank reduced the band for transactions in the Formal Exchange Market to 2% above and 3.5% below the Reference Exchange Rate. At that time, the Central Bank also announced the elimination of a fixed 2% (peso re-valuing) factor which had hitherto been taken into account in the annual resetting of the Reference Exchange Rate. In September 1998, the Central Bank began a gradual widening of the exchange rate band from 3.5% to 5% above and below the Reference Exchange Rate. In December 1998, the Central Bank set the exchange band at 8% above and below the Reference Exchange Rate and provided for the gradual widening of the limits of the band at a daily rate of 0.01375%. In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank intervened by buying or selling foreign currency on the Formal Exchange Market. In September 1999, the Central Bank decided to suspend its formal commitment to intervene in the exchange market to maintain the limits of the band, and decided to intervene in the market only under extraordinary circumstances and with advance notification. The Central Bank also committed itself to provide periodic information about the levels of its international reserves. The Reference Exchange Rate was maintained as a medium-term reference for the market and to be used in contracts entered into using such rate. The Observed Exchange Rate is the average exchange rate at which commercial banks conduct authorized transactions on a given date in Chile, as determined by the Central Bank. The Central Bank generally carries out its transactions at the spot market rate. Before the suspension of the band, however, when commercial banks sought to buy U.S. dollars from the Central Bank, or sought to sell U.S. dollars to the Central Bank, the Central Bank made such sales up to 2% over the Reference Exchange Rate and carried out such purchases at 3.5% under the Reference Exchange Rate. Authorized transactions by banks are generally conducted at the spot market rate. Historically, such rate fluctuated within the band set by the Central Bank with respect to the Reference Exchange Rate. No assurances can be given that the Central Bank will not establish band limits again.

      Purchases and sales of foreign currency effected outside the Formal Exchange Market are carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"). The Informal Exchange Market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On June 10, 2004, the average exchange rate in the Informal Exchange Market was Ch$647.45 per U.S. dollar and the U.S. dollar Observed Exchange Rate was Ch$649.43 per U.S. dollar.

      The following table sets forth the low, high, average and period-end Observed Exchange Rates for U.S. dollars for each of the indicated periods starting in 1998 as reported by the Central Bank the following day. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

                          Daily Observed Exchange Rate
                                  (Ch$ per US$)

Period                              Low(1)   High(1)   Average(2)  Period - end
------                              ------   -------   ----------  ------------
1999 ...........................    468.69    550.93     508.78       530.07
2000 ...........................    501.04    580.37     539.49       573.65
2001 ...........................    557.13    716.62     634.94       654.79
2002 ...........................    641.75    756.56     688.94       718.61
2003 ...........................    593.10    758.21     691.40       593.80
December 2003...................    593.10    617.85     602.90       593.80
January 2004....................    559.21    596.78     573.64       591.42
February 2004...................    571.35    598.60     584.31       592.87
March 2004......................    588.04    623.21     603.91       616.41
April 2004......................    596.61    624.98     608.19       624.98
May 2004........................    622.25    644.42     635.76       636.02
June 2004 (through June 10).....    640.96    649.43     642.90       649.43

---------------------
Source: Central Bank of Chile

(1) Rates shown are the low and high exchange rates, on a day-by-day basis, for each period.

(2)   The average of monthly average rates during the period reported.

D. Risk Factors

Certain Considerations Relating to Chile and Other Countries in Latin America

      The Company is predominantly engaged in business in Chile. Consequently, its results of operations and financial condition are to a large extent dependent on the overall level of economic activity in Chile. The Chilean economy has had GDP growth rates of (0.8%), 4.2%, 3.1%, 2.1% and 3.2% for the years 1999, 2000, 2001, 2002 and 2003, respectively. There can be no assurance regarding future rates of growth relating to the Chilean economy. Some of the factors that would be likely to have an adverse effect on the Company's business and results of operations include future downturns in the Chilean economy, a return to the high inflation experienced by Chile in the 1970s and a devaluation of the Chilean peso relative to the U.S. dollar.

      In addition to their operations in Chile, some of the Company's businesses operate in and export to Argentina, Brazil, Peru and other countries in Latin America that have at various times in the past been characterized by volatile and frequently unfavorable economic, political and social conditions. The Company's business, earnings and asset values may be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, price and wage controls, exchange control regulations, taxation, expropriation, social instability and other political, economic or diplomatic developments in or affecting the specific countries in which the Company operates and Latin America in general.

      In recent years, Argentina has suffered a prolonged economic recession which culminated in an economic crisis in late 2001. During 2003, the Argentine economy has partially stabilized as a result of measures adopted by the Argentine government, including restrictions on bank deposits and withdrawals, exchange controls, suspension of payments of external debt and the abrogation of Argentine peso convertibility. The economic deterioration in Argentina materially adversely affected the operations of Quinenco's subsidiary, Madeco, in Argentina. See "Item 4. Information on the Company - Business Overview - Manufacturing--Madeco" and "Item 5. Operating and Financial Review and Prospects
- E. Trend Information".

      In recent months, the Argentine government began restricting natural gas exports to Chile due to supply problems in that country. Prior to this restriction, Chile imported virtually all of its natural gas needs from Argentina. While the Argentine gas supply restriction has not to date materially affected CCU or Madeco's costs, it is not yet clear whether and to what extent the restriction may affect these companies costs in the future.

Certain Considerations Relating to the Company

      Future Capital Needs

      The Company's operations to date have required substantial amounts of capital, and Quinenco expects that the Company will be required to contribute substantial additional amounts of capital to support or expand existing businesses and to enter additional businesses in the future. In prior periods, Quinenco and its businesses have met capital needs through internally generated funds and issuances of debt and equity securities. There can be no assurance that capital will be available in the future as needed on reasonable terms, and the inability to obtain capital would constrain the Company's ability to support and/or expand its existing businesses and to maintain or enter new businesses. An unavailability of capital on reasonable terms could have a material adverse effect on the Company's financial condition and results of operations.

      Holding Company Structure

      As a holding company, the level of Quinenco's income and its ability to pay debt service obligations and dividends depend primarily upon receipt of dividends and distributions from its subsidiaries, equity investments and related companies. The payment of dividends by such subsidiaries, equity investments and related companies is, in certain instances, subject to restrictions and is contingent upon their earnings and cash flows. In addition, Quinenco's level of income has largely depended on the periodic sale of assets held for investment. There can be no assurance that Quinenco will be able to continue to rely on certain subsidiaries' dividends and distributions, or that the Company will be able to generate the level of gains on the sale of investments that it has shown in the past.

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

      On March 9, 2004, Anheuser-Busch Companies Inc. ("Anheuser- Busch") informed CCU that it was considering a possible disposition, through an underwritten secondary offering in Chile and in the international markets, of the 20% interest it currently holds in CCU. As requested by Anheuser-Busch, CCU is negotiating the form and conditions under which such possible offering might be effected with the support of CCU's management. As of the date of this annual report, there can be no assurance that Anheuser-Busch will consummate a secondary offering or other disposition of CCU's shares, and what effect, if any, a disposition could have on CCU's share price.

      The Company's Businesses

      Quinenco believes that its businesses face an increasingly high level of competition in the industries in which they operate. This increased competition is in part a result of recent consolidation in some of the industries in which these businesses operate. Increased competition is manifested in prices, costs and sales volumes of the products and services produced and marketed by Quinenco's businesses. While the Company expects that its businesses, based on their past experience and track records, will be able to continue to successfully compete within their industries, there is no assurance that competition will not continue to increase in the future, including a possible ongoing trend of consolidation in certain industries. Increased competition could affect the profit margins and results of operations of Quinenco's businesses, which as a result, could materially and adversely affect the dividend cash flow Quinenco receives from its businesses.

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

      Interest Rates and Foreign Currency Positions

      A portion of the Company's debt is subject to variable interest rates, which could have an impact on the Company in periods in which interest rates increase. A risk also exists with respect to exchange rate fluctuations on assets and liabilities, including debt instruments maintained in foreign currencies. See "Item 11 Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk".

Certain Considerations Relating to the Company's Shares and ADSs

      Majority Shareholder

      As of the date of this Annual Report, the Luksic Group, which consists of Mr. Andronico Luksic Sr., his sons, Andronico Luksic Craig, Guillermo Luksic Craig and Jean Paul Luksic Fontbona, and companies they control, beneficially own approximately 82.4% of the shares of Quinenco. As long as the Luksic Group beneficially owns a majority of the outstanding shares, they will be able to elect a majority of the Directors of Quinenco and determine the outcome of the voting on substantially all actions that require shareholder approval. See "Item
6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions". There can be no assurance that the Luksic Group's interests will not differ from the interests of other holders of the Company's shares.

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

      In order to vote at shareholders' meetings, ADS holders not registered on the books of the ADS depositary are required to transfer their ADSs for a certain number of days before a shareholders' meeting into a blocked account established for that purpose by the ADS depositary. Any ADSs transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the ADS depositary must give instructions to the ADS depositary not to transfer their ADSs during this period before the shareholders' meeting. ADS holders must therefore receive voting materials from the ADS depositary sufficiently in advance of the shareholders' meeting in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the ADS depositary how to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

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

      In 2002 and 2003, the Company's subsidiary, Madeco, was not in compliance with certain of the NYSE's continued listing requirements. However, Madeco was informed by the NYSE on May 21, 2003 that as a result of actions taken by the company which included a capital increase and ADR ratio change, among other actions, Madeco had regained compliance with NYSE continued listing requirements. There can be no assurance, however, that Madeco will meet the continued listing requirements of the NYSE in the future.

      Eligibility for Investment by Chilean Pension Funds

      Since July of 2002, the Comision Clasificadora de Riesgo (the "Risk Classification Commission"), which regulates the investment activities of pension funds in Chile, has limited the amount of debt securities or common shares that Chilean pension funds may invest in Madeco. There can be no assurance regarding the future eligibility for investment in Madeco's financial instruments and shares by Chilean pension funds.

Item 4. Information on the Company

A. History and Development of the Company

Overview

      The Company is one of the largest diversified companies engaged in the industrial and services sectors in Chile. It has invested in five main sectors of the economy: financial services; food and beverage; telecommunications; manufacturing; and real estate and hotel administration.

      The Company, which is among the market leaders in each of its major businesses, as of December 31, 2003 provided:

      o banking and other financial services through Banco de Chile and, until it was merged with Banco de Chile on January 1, 2002, through Banco Edwards;

      o beer, wine, soft drinks and other beverage production, bottling and distribution through CCU;

      o     food production and distribution through Lucchetti;

      o fixed line telephony and other telecommunications services through Telsur;

      o copper and aluminum products and flexible packaging products through Madeco;

      o     hotel services through Hoteles Carrera; and

      o     residential real estate through Habitaria.

      In addition, the Company holds a financial investment in Entel, a leading Chilean telecommunications provider, which complements its existing investment in the telecommunications sector.

      Quinenco, an open stock corporation, operates under the laws of the Republic of Chile. It was founded in 1957 as Forestal Quinenco S.A., a company engaged in logging and supplying wood to the Chilean coal mining industry. In the mid-1960s, Andronico Luksic Sr. acquired a majority interest in the Company. The Company's registered office is at Enrique Foster Sur 20, 14th Floor, Las Condes, Santiago, Chile and its telephone number is (56-2) 750-7221. Quinenco's authorized representative in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, U.S.A. CT Corporation System's phone number is (212) 894-8500.

      The Company's current structure is a result of transfers and consolidations among Luksic Group companies at various times, principally in September 1996. Prior to September 1996, the Luksic Group held interests in the Company's businesses through several entities controlled by the Luksic family. During September 1996, these interests were combined within Quinenco through a series of transactions in order to consolidate the holdings of the Luksic Group. As a result of these transactions, Quinenco became the principal company through which the Luksic family is active in the industrial and financial sectors, except that the Luksic Group's interests in mining, railways and water continue to be held through another company. Although Quinenco continues to be the principal company through which the Luksic Group participates in the industrial and financial sectors, individual members of the Luksic family are not restricted from carrying out investments in these sectors individually or through other Luksic family companies.

      Companies controlled by Quinenco include Lucchetti, which was acquired in 1965, Hoteles Carrera, acquired in 1979, Madeco, acquired in 1983, and Telsur, acquired in 1987. Quinenco's interest in CCU was acquired in a joint venture in 1986. Habitaria, a joint venture with Ferrovial Inmobiliaria Chile Ltda., was established in 1998. The Company acquired control of Banco Edwards in 1999 and control of Banco de Chile in 2001. Banco Edwards merged into Banco de Chile in January 2002.

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

DEVELOPMENTS DURING 2004

      Food and Beverage - Lucchetti

      Pursuant to a Memorandum of Understanding signed on December 22, 2003, Lucchetti concluded the sale of 100% of the outstanding shares of Lucchetti Chile S.A. ("Lucchetti Chile"), a wholly-owned subsidiary, to Inversiones y Servicios Tresmontes Limitada and Inversiones y Servicios Corpora S.A. on March 31, 2004. Net proceeds from the sale amounted to Ch$9,462 million. Lucchetti reported a gain on sale of Ch$1,276 million in connection with the disposal. The sale agreement allows for an adjustment to the final sales price for working capital as of March 31, 2004, the amount of which will be determined by independent auditors within a 90 day period following the closing.

      The assets of Lucchetti Chile represented approximately 85% of Empresas Lucchetti's total consolidated assets. The company's remaining assets are mainly composed of the remaining unsold assets of Lucchetti Peru, two commercial real estate properties, deferred tax credits and a 50% interest in Calaf, a cookie and candy manufacturer acquired in January 2004. The assets in Peru and the two real estate properties are currently for sale.

      At Lucchetti's General Ordinary Shareholders' Meeting held on April 28, 2004, shareholders agreed to change Lucchetti's name to Industria Nacional de Alimentos S.A. The name change became effective on May 14, 2004.

      During January 2004, Lucchetti completed the capital increase initiated in December 2003. Total funds raised in the capital increase amounted to Ch$15,716 million, divided among 1,048,386,396 shares. Quinenco indirectly subscribed for and purchased 1,040,000,000 shares for Ch$15,600 million, and as a result, its interest in Lucchetti increased to 95.6%.

      Chilean corporate law requires that a company purchases the shares of any shareholder not approving the sale of 50% or more of a company's assets if such shareholder so chooses. In an extraordinary shareholders meeting held on January 12, 2004, shareholders approved the sale of Lucchetti Chile, which composed approximately 85% of Lucchetti's total assets. The withdrawal price was equivalent to the book value of the shares, adjusted for inflation, of Ch$8.5542 pesos per share. Between February 11, 2004 and March 12, 2004, shareholders representing 60,492,760 shares exercised the option to have their shares purchased by Lucchetti, including Inversiones Consolidadas S.A., a company related to Quinenco's controlling shareholders, for 60,276,830 shares. All of the shares purchased from shareholders were retired and together represented 2% of the then-outstanding shares of Lucchetti.

      Food and Beverage - Joint Venture Between Lucchetti and CCU

      On January 12, 2004, Lucchetti and Embotelladoras Chilenas Unidas S.A. ("ECUSA"), a wholly-owned subsidiary of CCU, entered into a joint venture to acquire the assets of Calaf S.A., a cookie and candy manufacturer, for Ch$6,656 million. Distribution of Calaf's products is being managed by ECUSA, utilizing its existing distribution network for soft drinks. Both ECUSA and Lucchetti will account for Calaf as an equity-method investment.

      Financial Services - Banco de Chile

      On March 25, 2004, Banco de Chile initiated a tender offer to repurchase up to 1,701,994,590 shares, equivalent to 2.5% of its outstanding common stock, for Ch$31 pesos per share. The tender offer expired on April 26, 2004. Acceptance orders exceeded the share offering, and as a result, shares were purchased on a pro rata basis of 34.03%. Capital and reserves were reduced by Ch$52,762 million. Under Chilean regulations, Banco de Chile has up to two years to resell the shares. As a consequence of the share repurchase and until such time as Banco de Chile resells the shares, Quinenco's economic rights in Banco de Chile have increased from 29.2% to 29.9%.

DEVELOPMENTS DURING 2003

      Quinenco

      On January 14, 2003, Quinenco S.A. announced that Quinenco and its joint venture partner in Inversiones y Rentas S.A. ("IRSA"), the Schorghuber Group, had agreed to put an end to the arbitration proceedings which had been underway since 2001. See "Item 8. Financial Information - Legal Proceedings - IRSA". As part of the agreement, the Schorghuber Group made a US$50 million payment (historic value) to Quinenco on January 28, 2003.

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

      Terms of the agreement also specified that IRSA would propose to the Board of Directors of CCU that it submit for consideration to its shareholders a dividend distribution equivalent to 100% of its 2002 earnings and an additional dividend distribution against CCU's retained earnings amounting to Ch$168,700 million (historic value), to be paid within 180 days in single or multiple distributions. For further information see " - Food and Beverages - CCU".

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

      On April 10, 2003, Quinenco announced that its wholly-owned subsidiary, Hidroindustriales Overseas Company, had obtained a US$19 million loan (historic value) from Andsberg Finance Corporation Ltd., a financial entity organized under the laws of Bermuda, related to Quinenco's controlling shareholder, Mr. Andronico Luksic Abaroa. For further information see "Item 7. Majority Shareholders and Related Party Transactions - Related Party Transactions".

      Food and Beverage - CCU

      On February 27, 2003, CCU announced that pursuant to an extraordinary shareholders' meeting held on February 26, 2003, it would pay from retained earnings an extraordinary dividend amounting to Ch$168,700 million (historic value). The extraordinary dividend was paid in three distributions between March 14, 2003 and October 10, 2003.

      On April 1, 2003, CCU announced that its 50%-owned indirect subsidiary, SBE, had sold the 68.8% interest it held in a Croatian brewery, Karlovacka, to Heineken. As a result of the divestiture, CCU reported an extraordinary gain of Ch$20,114 million.

      At CCU's General Ordinary Shareholders' Meeting held on April 24, 2003, pursuant to the agreement reached between Quinenco and the Schorghuber Group on January 13, 2003, CCU's Board of Directors proposed a dividend distribution equivalent to 100% of CCU's 2002 net distributable income. The dividend was approved by shareholders, and the definitive distribution was paid on May 9, 2003.

      Food and Beverage - Lucchetti

      On January 6, 2003, Lucchetti's wholly-owned Peruvian subsidiary, Lucchetti Peru S.A. ("Lucchetti Peru"), was notified by an official of the Municipality of Chorrillos of the revocation of its license to operate its industrial plant which lies adjacent to the Pantanos de Villa ecological reserve on the outskirts of Lima, for alleged environmental violations. As a consequence of the forced closing of the plant facilities, Lucchetti terminated its activities in Peru. The company's book value of its Peruvian investment was Ch$30,110 million as of December 31, 2002 (in constant pesos as of December 31, 2003), and the entire amount was charged against 2002 results from operations, in accordance with Chilean GAAP. Lucchetti is currently attempting to sell its Peruvian plant facilities. For further information, see "Business Overview - Food & Beverage - Lucchetti".

      Lucchetti is seeking damages under an existing treaty between Peru and Chile, which establishes that unsettled conflicts are subject to arbitration under the auspices of the International Centre for Settlement of Investment Disputes ("ICSID") in Washington, D.C. For further information, see "Legal Proceedings- Lucchetti".

      Manufacturing - Madeco

      On February 18, 2003, pursuant to approval by shareholders at an extraordinary shareholders' meeting held on November 14, 2002, Madeco initiated a Ch$101,380 million (historic value) capital increase. On March 4, 2003, Quinenco directly and indirectly subscribed for and purchased 2,058,353,792 shares for Ch$49,400 million (historic value).

      The voluntary offering period concluded on March 22, 2003. Subscribed and paid capital amounted to Ch$51,314 million (historic value), divided in 2,138,097,727 shares. Following the close of the pre-emptive rights offering period, Madeco initiated a bond capitalization process that concluded on March 31, 2003. Madeco's Series A and Series C bondholders capitalized a total of 154,876,051 shares at Ch$24 per share for an amount equivalent to Ch$3,717 million (historic value).

      As a result of the capital increase, Madeco issued a total of 2,292,973,778 shares. Total subscribed and paid capital as of April 1, 2003 amounted to 2,698,484,806 shares. As a result of the capital increase, Quinenco's interest in Madeco increased from 53.4% to 84.3%.

      An additional 264,800,000 shares were sold in a public auction on the Santiago Stock Exchange on June 6, 2003 for Ch$7,680 million (historic value). As a result of the sale, Madeco's total outstanding shares increased to 2,963,284,806 shares. Quinenco did not subscribe for additional shares. As a consequence, its interest in Madeco decreased from 84.3% to 76.8% as of the same date.

      On August 20, 2003, in a public auction on the Santiago Stock Exchange, an additional 1,156,803,602 shares were sold for Ch$32,403 million (historic value), increasing total outstanding shares to 4,120,088,408. Quinenco did not subscribe for additional shares, and as a consequence, its interest in Madeco decreased to 55.2%.

      Funds raised in the capital increase, which in total amounted to Ch$95,114 million (historic value), were used to reduce liabilities and provide additional working capital for the company.

      In June 2002, Madeco announced that it had been notified by Corning Inc., Madeco's joint venture partner in Optel, an optical fiber cable producer in Brazil and Argentina, of Corning Inc.'s desire to liquidate the joint venture. Madeco believed that Corning was attempting to unjustifiably terminate its agreements with Madeco and filed an arbitration suit against its partner to resolve the dispute. On November 11, 2003, Madeco was notified that the arbitrators had resolved the dispute in favor of Corning. The arbitral decision provided for the termination of the investment agreement governing the joint venture, and as a result, Madeco lost certain rights over the appointment of Optel's management and its rights to exercise a put option to sell its Optel shares to Corning for US$18 million between January 2004 and December 2005 (consequently, the subsidiary was not consolidated with Madeco in its December 31, 2003 financial statements). In addition, the decision obliges the company to agree to the liquidation of Optel at Corning's request. As a consequence of this unfavorable ruling, Madeco recognized provisions of Ch$4,917 million in the fourth quarter of 2003 in order to reflect the value of its 50% equity share in Optel and costs associated with the ruling.

      Real Estate/Hotel Administration - Carrera

      On November 20, 2003, Hoteles Carrera sold its Santiago hotel and grounds for UF832,000 (Ch$14,125 million) to the Chilean Ministry of Foreign Affairs. Carrera recognized a loss on the sale of Ch$4,713 million.

      For additional information on the Company's capital expenditures and other investments, see "Item 5 - Operating and Financial Review and Prospects - Capital Expenditures and Other Investments".

B. Business Overview

Financial Services - LQIF

      The Company's investments in the financial services sector are held by a 99.9%-owned intermediate holding company of Quinenco, LQIF. LQIF was formed on August 15, 2000 with initial capital of Ch$10 million (historic value). Since its creation, it has served as the vehicle for the Company's investments in the financial services sector, which, until their merger on January 1, 2002, included a 51.2% interest in Banco Edwards and a 52.7% interest in Banco de Chile. As a consequence of the merger, LQIF's interest in Banco de Chile, the surviving entity, is now 52.2%.

      LQIF's interest in Banco de Chile is currently being accounted for as a non-consolidated equity-method interest under Chilean GAAP, in accordance with authorization from the Superintendency of Securities and Insurance ("SVS"). For further information regarding the results of Banco de Chile, whose results are not consolidated into the Company's financial statements, reference is made to Banco de Chile's Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

      At December 31, 2003, as a percentage of Quinenco's total investments, the investment in Banco de Chile represented approximately 69% of total investments at the corporate level, and as a percentage of total consolidated assets, the investment represented 45% of total consolidated assets.

      LQIF Capital Increase. On January 3, 2002, the Board of Directors of Quinenco's wholly-owned subsidiary, LQIF, approved a capital increase of Ch$484,000 million (historic value) through the issuance of 500,000,000 new shares. On January 22, 2002, Quinenco subscribed for 273,768,064 shares for Ch$265,007 million (historic value). Proceeds from the capital increase were used to reduce a portion of the indebtedness incurred as part of the Banco de Chile acquisition.

      Prepayment of Obligation with Former Controlling Shareholders of Banco de Chile. On June 3, 2002, Quinenco announced that its wholly-owned subsidiary, LQIF, had prepaid a two-year note that had been granted by the ex-controlling shareholders of Banco de Chile as part of the Banco de Chile share acquisition in March of 2001. The obligation, which was originally scheduled to become due in March of 2003, had an initial face value of UF12,437,783. The note was prepaid with long-term financing obtained from national and international banks, the proceeds from Quinenco's bond offering in 2001, dividend income received from Quinenco's main operating companies and a US$70 million loan (historic value) granted by a company related to Quinenco's controlling shareholder, the Luksic Group.

      Creation of Inversiones LQ-SM S.A. On July 18, 2002, as part of an organizational restructuring of LQIF, the Board of Directors of LQIF approved the creation of a wholly-owned intermediate subsidiary, Inversiones LQ-SM S.A ("LQ-SM"). LQ-SM was subsequently formed on August 26, 2002. On the same date, LQIF contributed 377,528,973 SM Chile Series A shares valued at Ch$7,721 million (historic value) to LQ-SM as an initial capital contribution.

Financial Services - Banco de Chile

      The Company had a 52.2% interest in Banco de Chile's voting rights and 29.2% of the corresponding dividend rights as of December 31, 2003 and 2002. The Company does not consolidate Banco de Chile's results, which are accounted for on an equity-method investment basis in the consolidated financial statements of Quinenco. For further information regarding the results of Banco de Chile, reference is made to Banco de Chile's Annual Reports on Form 20-F for the fiscal year ended December 31, 2003.

      Banco de Chile reported net income of Ch$130,553 million, of which Ch$38,047 million corresponded to Quinenco's interest in 2003.

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

      On March 27, 2001, Quinenco, through its wholly-owned subsidiary, LQIF, acquired an additional 35.8% interest in Banco de Chile, pursuant to a purchase agreement signed by Quinenco and the controlling shareholder group of Banco de Chile on February 2, 2001. The interest in Banco de Chile was acquired through the purchase of shares of Banco de Chile and SM Chile S.A. The total purchase price was Ch$304,128 million (pesos as of March 31,2001).

      The shares purchased included 1,466.8 million ordinary shares of Banco de Chile, which represented 3.3% of the outstanding shares of Banco de Chile, 79.5 million shares of SM Chile's Series A shares, which represented 14.0% of the outstanding Series A shares of SM Chile, 4,144.1 million shares of SM Chile's Series B shares, which represented 37.7% of the outstanding Series B shares of SM Chile, 90.7 million shares of SM Chile's Series D shares, which represented 21.1% of the outstanding Series D shares of SM Chile and 18.6 million shares of SM Chile's Series E shares, which represented 3.2% of the outstanding Series E shares of SM Chile.

      The transaction was financed in part pursuant to a direct financing agreement with the controlling shareholder group for UF12,437,783. Quinenco obtained financing from local and international banks for the remaining amount.

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

      Following the merger, the Company, through LQIF, has a 52.2% interest in the voting rights of Banco de Chile and a 29.2% economic interest corresponding to dividend rights. Its interest includes 13,762.3 million ordinary shares of Banco de Chile, which represent 20.2% of the outstanding shares of Banco de Chile, 377.5 million shares of SM Chile's Series A shares, which represent 66.5% of the outstanding Series A shares of SM Chile, 5,811.6 million shares of SM Chile's Series B shares, which represent 52.8% of the outstanding Series B shares of SM Chile, 223.4 million shares of SM Chile's Series D shares, which represent 52.0% of the outstanding Series D shares of SM Chile and 47.9 million shares of SM Chile's Series E shares, which represent 8.2% of the outstanding Series E shares of SM Chile. As part of the merger agreement and an earlier agreement with the Central Bank of Chile (the "Central Bank"), the Central Bank has the rights to 42.8% of future cash distributions in connection with the subordinated debt obligation Banco de Chile maintains with the Central Bank. See "- Subordinated debt", below, for a description of the subordinated debt obligation to the Central Bank.

      Founded in 1893, Banco de Chile, for much of its history, has been one of the largest and most profitable Chilean banks in terms of return on assets and shareholders' equity. It is a full-service financial institution engaged principally in commercial banking in Chile, providing general banking services to a diverse customer base through a wide variety of credit and non-credit products, servicing all segments of the Chilean financial market. Its operations are organized in six principal business areas - large corporations, middle market companies, retail banking, international banking, treasury and money market operations and operations through subsidiaries. Banco de Chile offers international banking services through its branch in New York, its agency in Miami, representative offices in Buenos Aires, Sao Paulo and Mexico City and a worldwide network of correspondent banks. It also offers, through its subsidiaries, a variety of non-banking financial services including securities brokerage, mutual fund management, financial advisory services, factoring, insurance brokerage, securitization, collection and sales services.

      According to information provided by the SBIF, Banco de Chile was the second largest private bank in Chile in terms of total lending (net of interbank loans), with an 18.5% market share as of December 31, 2003.

      Share Repurchase Program. On March 20, 2003, at an extraordinary shareholders' meeting, Banco de Chile's shareholders approved the establishment of a share repurchase program to be conducted on the various Chilean stock exchanges on which the bank's shares are listed and/or through a tender offer conducted in accordance with the Chilean Corporations Law. Up to one percent of the bank's issued shares may be bought directly in the Chilean stock exchanges in a twelve-month period, without requiring a tender offer. The repurchase program has a duration of two years starting June 5, 2003.

      Under the terms of the share repurchase program, the maximum percentage of shares to be repurchased cannot exceed the equivalent of three percent of issued and outstanding shares and the minimum price that the bank can pay for the shares is the weighted average of the closing prices of the shares as quoted by the Santiago Stock Exchange for the 45 business days preceding the repurchase. The maximum price that the bank can pay for the shares is 15% in excess of that average. The Central Bank authorized the program on June 2, 2003, subject to certain conditions and the SBIF authorized the program on July 2, 2003.

      On March 25, 2004, Banco de Chile's board of directors resolved to make a tender offer for 1,701,994,590 of its shares, representing 2.5% of total capital at a purchase price of Ch$31 per share. The tender offer expired on April 26, 2004. Before the expiration of the tender offer, Banco de Chile received acceptance orders for a total of 5,000,844,940 shares. Given that the number of acceptance orders received exceeded the number of shares, the bank was authorized to repurchase, pursuant to the terms of the offer, shares on a pro-rata basis. As a consequence of the share repurchase and until which time Banco de Chile resells the shares, Quinenco's economic rights in Banco de Chile increased from 29.2% to 29.9%.

      Any shares bought under the program must be sold within 24 months of their respective acquisition. Otherwise, paid-in capital must be reduced by the amount of the repurchased shares that were not so resold. Shareholders will have a preferential right to acquire the repurchased shares if the bank decides to sell them. However, shareholders will not have the benefit of this preferential right if the board of directors approves the sale of up to one percent of issued shares during a twelve-month period on any stock exchange inside or outside of Chile.

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

      During this period, Banco de Chile experienced significant financial difficulties, and as a result, the Chilean government assumed administrative control. In 1985 and 1986, Banco de Chile increased its capital and sold shares representing 88% of its capital to more than 30,000 new shareholders. In 1987, the SBIF returned control and administration of the bank to its shareholders.

      Subsequent to the 1982-1983 economic crisis, Banco de Chile sold certain non-performing loans to the Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt issued in favor of the Central Bank. In November 1989, pursuant to Law No.18,818, banks were permitted to repurchase the portfolio of non-performing loans previously sold to the Central Bank for a price equal to the economic value of such loans, provided that the bank assumed a subordinated debt obligation equal to the difference between the face value of the loans and the economic value paid. In November 1989, Banco de Chile repurchased its portfolio of non-performing loans from the Central Bank and assumed the Central Bank subordinated debt.

      The repayment terms of Banco de Chile's Central Bank subordinated debt, which at December 31, 1989 equaled approximately US$1.75 billion, required that a certain percentage of its income before provisions for the subordinated debt be applied to repay the obligation. The Central Bank subordinated debt did not have a fixed maturity and payments were to be made only to the extent that the bank earned income before provisions for the Central Bank subordinated debt.

      In November 1996, pursuant to Law 19,396, Banco de Chile's shareholders approved a reorganization by which Banco de Chile was converted to a holding company named SM Chile S.A. that in turn organized a new wholly-owned banking subsidiary named Banco de Chile to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. SM Chile then created a second wholly-owned subsidiary, Sociedad Administradora de la Obligacion Subordinada S.A., or SAOS, that, pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank which replaced the Central Bank subordinated debt in its entirety.

      This Central Bank indebtedness, for which SAOS is solely responsible and for which there is no recourse to Banco de Chile or SM Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced but had terms that differed in certain respects, including a rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of Banco de Chile shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF. SAOS is not required to record the entire balance of the subordinated debt obligation as a liability, but instead accrues a liability equal to its share of dividends receivable from Banco de Chile. As a result, the subordinated debt is not included under equity method investments in the Chilean GAAP financial statements of Quinenco. The balance of the subordinated debt as of April 30, 2004, including accrued interest, was UF52,163,360.

      In exchange for assuming the Central Bank indebtedness, SAOS received from SM Chile 63.6% of the shares of Banco de Chile, which serve as collateral for the Central Bank indebtedness. As a result of its merger with Banco Edwards effective on January 1, 2002, the percentage of Banco de Chile shares held by SAOS decreased to 42%. Dividends received from Banco de Chile are the sole source of SAOS's revenue, which it must apply to repay the Central Bank indebtedness. However, under SAOS's agreement with the Central Bank regarding SAOS's Central Bank indebtedness, Banco de Chile has no obligation to distribute dividends to shareholders. To the extent dividend revenues are not sufficient to pay the amount due on any installment, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. In the event the cumulative deficit balance exceeds an amount equal to 20% of the total capital of Banco de Chile, SAOS will be required by the Central Bank to sell a sufficient number of shares of the stock owned by SAOS to pay the entire deficit amount accumulated. In the event of any such sale of shares, the shareholders of SM Chile have the right of first refusal with respect to those shares. As of April 30, 2004, SAOS maintained a deficit balance with the Central Bank of Ch$37,080 million, equivalent to 7.2% of Banco de Chile's capital and reserves. As of the same date, Ch$102,438 million would have represented 20% of the bank's capital and reserves.

      In the event that Banco de Chile's shareholders decide to retain and capitalize all or part of its annual net income by distributing stock dividends among its shareholders, the Central Bank has the option to require that the part of such net income corresponding to the shares owned by SAOS be paid in cash to SAOS. If Banco de Chile distributes stock dividends and the Central Bank does not exercise the option to require cash, the resulting shares received by SAOS are required to be sold by SAOS in the following 12 months. The shareholders of SAOS have the right of first refusal with respect to such shares.

      The following diagram presents in summary form the ownership structure of Banco de Chile as of December 31, 2003:

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

      The following table shows selected financial information of Banco de Chile and its subsidiaries at or for the years ended December 31, 2001, 2002 and 2003:

             Banco de Chile and subsidiaries (1)              2001                      2002                   2003
                                                              ----                      ----                   ----
                                                             (in millions of constant Ch$, except percentages)
Interest revenue....................................    Ch$536,330                Ch$696,603             Ch$428,704
Interest expense....................................      (312,813)                 (325,338)              (204,234)
                                                      ------------              ------------           ------------
Net interest revenue................................       223,517                   371,265                224,470
Net interest margin.................................           3.9%                      4.5%                   2.7%

Provisions for loan losses..........................       (47,736)                 (101,650)               (60,069)
Total fees and income from services, net............        44,598                    79,407                103,389
Total other operating income, net...................         8,677                   (30,850)                96,391
Total Other income and expenses (net):
     Loan loss recoveries...........................        10,035                    12,033                 25,391
     Other income and expenses, net.................           132                   (17,999)               (16,643)
Minority interest...................................            (1)                       (1)                    (2)
Total operating expenses............................      (144,145)                 (250,517)              (224,436)
Loss from price-level restatement...................        (6,010)                   (9,692)                (4,036)
Income taxes........................................         1,406                     1,165                (13,902)
                                                      ------------              ------------           ------------
Net income..........................................     Ch$90,473                 Ch$53,161             Ch$130,553
                                                      ============              ============           ============

Total assets........................................  Ch$6,332,778              Ch$8,679,770           Ch$9,249,902
Total liabilities...................................     5,918,459                 8,055,358              8,554,226
Shareholders' equity................................       414,319                   624,412                695,676
Quinenco's interest % (2)...........................          52.7%                     52.2%                  52.2%

------------------
(1)   Banco de Chile merged with Banco Edwards on January 1, 2002.

(2)   Corresponds to voting rights in Banco de Chile.

      The following table provides information on the composition of Banco de Chile's loan portfolio and contribution to consolidated net income before tax by segment for the year ended December 31, 2003:

                                                                                           Consolidated net income
                                                           Loans                                before tax (1)
                                            ------------------------------------------     ------------------------
                                                 (in millions of constant Ch$, except for percentages)
Large corporations.......................   Ch$2,606,504                         41.8%              Ch$50,583
Middle market companies..................      1,559,263                         24.9                  38,155
International banking....................        270,717                          4.3                  12,202
Retail banking...........................      1,732,369                         27.7                  36,561
Treasury and money market operations.....          8,501                          0.1                  19,142
Subsidiaries.............................         77,992                          1.2                  21,266
Other (adjustments and eliminations).....             --                           --                 (33,454)
                                            ------------                 -------------             ----------
   Total.................................   Ch$6,255,346                        100.0%             Ch$144,455
                                            ============                 =============             ==========

------------------------
(1) Consolidated net income before tax consists of the sum of operating revenues and other income and expenses, net, and the deduction for operating expenses and provisions for loan losses.

      The following table provides consolidated operating revenues allocated among Banco de Chile's principal business areas:

Banco de Chile and subsidiaries                                            Operating Revenues
                                                          -----------------------------------------------------
                                                                       2001        2002         2003
                                                          (in millions of constant Ch$, except for percentages)
Large corporations..................................                Ch$61,991   Ch$91,578    Ch$88,286
Middle market companies.............................                   86,222     111,021      106,078
International banking...............................                   18,567       2,615       16,377
Retail banking......................................                   86,801     147,112      145,572
Treasury and money market operations................                   17,251      25,389       22,768
Subsidiaries........................................                   20,848      41,787       52,900
Other (adjustments and eliminations)................                  (14,888)        320       (7,731)
                                                                   ----------   ---------   ----------
   Total............................................               Ch$276,792     419,822   Ch$424,250
                                                                   ==========   =========   ==========

      The following table provides a geographical market breakdown of Banco de Chile's operating revenues:


Banco de Chile and subsidiaries                                            Operating Revenues
                                                          -----------------------------------------------------
                                                                      2001         2002          2003
                                                          (in millions of constant Ch$, except for percentages)
Chile                                                              Ch$262,263   Ch$418,701   Ch$409,587
     Banking operations.............................                  241,415      376,914      356,687
     Operations through subsidiaries................                   20,848       41,787       52,900
Foreign branch operations...........................                   14,529        1,121       14,663
     New York.......................................                   11,220      (1,473)       11,834
     Miami..........................................                    3,309        2,594        2,829
                                                                   ----------   ----------  -----------
Total                                                              Ch$276,792      419,822   Ch$424,250
                                                                   ==========   ==========  ===========

      Large Corporations

      At December 31, 2003, Banco de Chile had approximately 2,117 large corporate customers. Loans to large corporations totaled approximately Ch$2,606,504 million at December 31, 2003, representing 41.8% of total loans at that date. The Large Corporations area accounted for Ch$50,583 million of consolidated net income before tax for the year ended December 31, 2003.

      In general, the Large Corporations area services domestic companies with annual sales in excess of Ch$12,000 million, multinational corporations, financial institutions, governmental entities and companies affiliated with Chile's largest conglomerates (regardless of size). The Large Corporations area offers companies a broad range of products and services, including deposit-taking and lending in both pesos and foreign currency, trade and project financing, and various non-credit services, such as collection, supplier payments and payroll management. In addition, the Large Corporations area offers a broad range of banking products and services including working capital financing, lines of credit, commercial loans, leasing, corporate financial services, foreign trade financing, letters of credit in domestic and foreign currencies, mortgage loans, payment and asset management services, checking accounts and time deposits, and, through the bank's subsidiaries, brokerage, mutual funds and investment fund management services. All of the bank's branches except the Credichile branches provide services to the Large Corporations area customers directly and indirectly.

      Large corporate customers are engaged in a wide spectrum of industry sectors, including, among others, financial services (approximately 30.1% of all loans made by the area), manufacturing (approximately 13.8% of all loans made by the area), construction (approximately 15.4% of all loans made by the area), trade (approximately 12.4% of all loans made by the area), and agriculture (approximately 8.8% of all loans made by the area).

      The following table sets forth the composition of Banco de Chile's portfolio of loans to large corporations as of December 31, 2003:

                                          As of December 31, 2003
                                 --------------------------------------------
                                 (in millions of Ch$, except for percentages)
      Commercial loans.........       Ch$1,625,068                    62.4%
      Foreign trade loans......            432,204                    16.6
      Contingent loans.........            247,802                     9.5
      Leasing contracts........            124,956                     4.8
      Mortgage loans...........             70,920                     2.7
      Consumer loans...........                274                     0.0
      Other loans..............            105,280                     4.0
                                      ------------              ----------
      Total                           Ch$2,606,504                   100.0%
                                      ============              ==========

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

      Banco de Chile is party to approximately 3,414 payment service contracts and approximately 839 collection service contracts. Under these payment contracts, the bank provides large corporate clients with a system to manage their accounts and make payments to suppliers, pension funds and employees. Under collection contracts, the bank acts as a collection agent for its large corporate customers, providing centralized collection services for their accounts receivables and other similar payments.

      Middle Market Banking

      As of December 31, 2003, the Middle Market Banking area maintained outstanding loans in the amount of Ch$1,559,263 million, which represented 24.9% of the total loans granted by the bank. The Middle Market Banking area accounted for Ch$38,155 million of the bank's total consolidated net income before tax for the year ended December 31, 2003.

      Through the Middle Market Banking area, Banco de Chile services small and medium-size Chilean companies. Medium-size companies are generally defined as those with annual sales of between Ch$300 million and Ch$12,000 million and small or emerging companies as those with sales between Ch$45 million and Ch$300 million. The Middle Market Banking area had approximately 66,765 checking account holders, of which approximately 74% are small or emerging companies. In terms of loans, however, 60.9% of the business area's total loan portfolio is comprised of medium-size companies.

      Middle Market customers are engaged in a wide spectrum of industry sectors, including, among others, trade (approximately 23.9% of all loans made by the area), financial services (approximately 18.2% of all loans made by the area), agriculture (approximately 16.5% of all loans made by the area), manufacturing (approximately 15.6% of all loans made by the area), transport and storage (approximately 5.9% of all loans made by the area) and construction (5.9% of all loans made by the area).

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

      Other services, which include the payment of compensation, taxes and employee benefits, payments to suppliers, and automated bill payments, are mainly provided through remote service channels (Internet) and are made to approximately 24,400 customers. Through other subsidiaries, Banco de Chile offers customers full-range services in financial advisory, stock brokerage, mutual fund management, and general and life insurance brokerage.

      The following table shows the composition of the Middle Market loan portfolio as of December 31, 2003:

                                              As of December 31, 2003
                                   -------------------------------------------
                                   (in millions of Ch$, except for percentages)
      Commercial loans..........          Ch$749,408               48.2%
      Mortgage loans............             315,641               20.2
      Leasing contracts.........             139,278                8.9
      Foreign trade loans.......             119,210                7.6
      Contingent loans..........              98,498                6.3
      Consumer loans(1).........              11,098                0.7
      Other loans...............             126,130                8.1
                                        ------------        -----------
         Total..................        Ch$1,559,263              100.0%
                                        ============        ===========

-----------
(1)   Certain commercial loans to individuals are classified as consumer loans.

      International Banking

      As of December 31, 2003, Banco de Chile had approximately Ch$658,280 million in foreign trade loans, representing 10.5% of its total loans as of that date and Ch$106,810 million in letters of credit and other contingent obligations related to foreign trade operations, representing 1.7% of its loan portfolio. The International Banking area accounted for 8.4% of the bank's total consolidated net income before tax for the year ended December 31, 2003.

      Banco de Chile offers all of its customers a wide range of international banking facilities, including those related to import and export financing, issuing letters of credit, guarantees and other forms of credit support, as well as currency swaps, banking and treasury services for corporate customers, both in Chile and abroad. The International Banking area has two main lines of business. The first is related to all banking products that involve foreign currency, including those related to foreign trade. The second main line of business is that of managing the Banco de Chile international network. This network is made up of a branch in New York and an agency in Miami; three representative offices located in Mexico City, Sao Paulo and Buenos Aires; approximately 700 correspondent banks, of which 200 have established a credit relationship with Banco de Chile and 43 of which have established account relationships with the bank.

      The following table sets forth the composition of Banco de Chile's portfolio of loans originated through its New York branch and Miami agency, as of December 31, 2003:

                                               As of December 31, 2003
                                    ------------------------------------------
                                    New York Branch               Miami Agency
                                    ---------------             --------------
                                                (in millions of Ch$)

      Foreign trade loans.......          Ch$29,673                  Ch$31,141
      Commercial loans..........             58,264                     37,494
      Interbank loans...........                391                      4,331
      Contingent loans..........              3,045                      4,337
      Other loans...............                799                        209
                                          ---------                  ---------
         Total..................          Ch$92,172                  Ch$77,512
                                          =========                  =========

      Retail Banking

      At December 31, 2003, loans made by the Retail Banking area amounted to Ch$1,732,369 million, which represented 27.7% of the total loan portfolio of Banco de Chile. The Retail Banking area accounted for approximately Ch$36,561 million of consolidated net income before tax for the year ended December 31, 2003.

      The following table sets forth information on the composition of the portfolio of loans of the Retail Banking area for the year ended December 31, 2003:

                                               As of December 31, 2003
                                   --------------------------------------------
                                   (in millions of Ch$, except for percentages)
       Mortgage loans...........        Ch$741,469                  42.8%
       Consumer loans...........           466,721                  26.9
       Commercial loans.........            86,766                   5.0
       Leasing contracts........             4,722                   0.3
       Contingent loans.........               912                   0.1
       Foreign trade loans......                37                   0.0
       Other loans (1)..........           431,742                  24.9
                                      ------------          ------------
           Total................      Ch$1,732,369                 100.0%
                                      ============          ============

(1) Other loans are mainly composed by mortgage loans financed by the bank's general borrowings and lines of credits.

      High- and Middle-Income Individuals. High-and middle-income individuals are offered a broad range of retail banking products, including residential mortgage loans, lines of credit and other consumer loans, credit cards, checking accounts, savings accounts and time deposits. Mutual funds and brokerage services are provided to individuals through subsidiaries. At December 31, 2003, Banco de Chile had outstanding extensions of credit to approximately 259,141 high- and middle-income individuals, including approximately 35,361 residential loans, 223,785 lines of credit, 110,838 other consumer loans and 237,758 credit card accounts. At the same date, 302,487 checking accounts, 123,213 savings accounts and 59,743 time deposits corresponded to this segment (the bank defines high- and middle-income individuals as those with annual income in excess of Ch$5.4 million (approximately US$9,100) compared to per capita annual income in Chile of approximately US$4,200).

      Residential Mortgage Loans. Outstanding residential mortgage loans were Ch$687,602 million as of December 31, 2003, which represented 39.7% of the Retail Banking business area's total loans and 11% of total loans.

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

      At December 31, 2003, Banco de Chile was Chile's second largest private sector bank in terms of residential mortgage loans and, based on information prepared by the SBIF, accounted for approximately 17.3% of the residential mortgage loans in the Chilean banking system and approximately 23.3% of such loans made by Chilean private-sector banks.

      Credit Cards. The product portfolio includes both personal and corporate credit cards. As of December 31, 2003, Banco de Chile had 260,305 valid accounts, with 399,005 cards in the high-and middle-income individuals sub segment. Total charges on credit cards during 2003 amounted to Ch$335,234 million, with Ch$288,256 million corresponding to purchases and service payments in Chile and abroad and Ch$46,978 million corresponding to cash advances (both domestic and international). As of December 31, 2003, the bank's credit card loans in the high-and middle-income individuals sub segment amounted to Ch$61,461 million and represented 13.2% of the retail banking area's consumer loans.

      Processing services are provided by two companies affiliated with Banco de Chile, Transbank and Nexus S.A.. As of December 31, 2002, Transbank had 18 shareholders and Nexus had 7 shareholders, all of them banks. Banco de Chile's equity ownership in Transbank and Nexus was 17.4% and 25.8%, respectively.

      Debit Cards. Banco de Chile has different types of cards with debit options. Depending on the category, these can be used on the automated teller machines that operate on the local network (Redbanc S.A.), on the Visa International PLUS network, on the local network of merchants participating in the local Redcompra debit program and/or on international merchants associated with Electron. During 2003, more than 10.1 million transactions related to Banco de Chile's debit cards were performed, which represented a 30.3% market share of debit card transactions.

      Installment Loans. Consumer installment loans to individuals are generally incurred, up to a customer's approved credit limit, to finance the cost of goods or services, such as cars, travel and household furnishings. Consumer loans are denominated in both pesos and UF, bear interest at fixed or variable rates of interest and generally are repayable in installments of up to 36 months.

      At December 31, 2003, outstanding installment loans were Ch$309,318 million, accounting for 66.3% of the Retail Banking business area's consumer loans. A majority of the installment loans are denominated in pesos and are payable monthly.

      Lines of Credit. As of December 31, 2003, the bank had 223,785 approved lines of credit to customers in the high-and middle-income individuals sub segment and outstanding advances to 164,544 individuals totaling Ch$89,299 million or 5.2% of the retail banking area's total lines. Individual lines of credit are generally available on a revolving basis up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in pesos and bear interest at a rate that is set monthly. At the customer's option, such loan may be renewed and re-priced for successive monthly periods, in each case subject to minimum monthly payments.

      Deposit Products. The bank offers a broad range of checking accounts, time deposits and savings accounts to retail customers. Checking accounts are peso-denominated and mostly non-interest bearing. Savings accounts are denominated in UF and bear interest at a fixed rate of interest. Time deposits are denominated in pesos, UF and U.S. dollars and most bear interest at a fixed rate with a term of 30 to 360 days. At December 31, 2003, 302,487 checking accounts for approximately 293,509 customers with an aggregate balance of Ch$324,902 million were maintained with the bank. At such date, checking account balances totaled approximately Ch$1,227,877 million and represented 14.4% of the bank's total liabilities.

      Lower Income Individuals - Credichile. Products and services to the lower-middle to middle income segments of the Chilean population are offered through a network of 52 Credichile branches and 9 other credit centers. Lower-middle income individuals are defined as persons with annual income between Ch$1.8 million and Ch$5.4 million. Credichile offers its customers a range of products, including consumer loans, credit cards, auto loans and residential mortgage loans and a special demand deposit account targeted at low-income customers. At December 31, 2003, Credichile had 142,783 customers and total loans outstanding of Ch$159,552 million, representing 2.6% of the total loan portfolio. Credichile provides short to medium-term consumer loans and credit lines. Credichile had approximately 125,071 short to medium-term consumer loans that totaled Ch$90,096 million at December 31, 2003. Credichile customers had 28,404 valid credit card accounts, with loans of Ch$5,846 million and total charges of Ch$2,378 million.

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

      At December 31, 2003, Credichile had 451,207 Bancuenta accounts, each of which pays an annual fee, a fee each time the customer draws on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta also offers large corporate customers the ability to pay their employees by direct deposit of funds into the individual employee's account at Credichile.

      Treasury and Money Market Operations

      The bank offers currency intermediation, forwards contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds, mortgage notes and deposits. Also available are investments in mutual funds and stock brokerage services. Other services are oriented towards managing currency, interest rate and maturity gaps and the intermediation of fixed-income instruments, currencies and derivatives.

      Banco de Chile's investment portfolio as of December 31, 2003 amounted to Ch$1,916,324 million, of which 71.2% corresponded to instruments issued by the Central Bank and the Chilean government, 14.2% to securities from foreign issuers, 12.1% from local financial institutions and 2.5% from local corporations.

      Operations Through Subsidiaries

      These products and services, which may not be offered directly by banks under Chilean Law, include financial advisory services, mutual and investment funds, securities brokerage, factoring, securitization, collection, sales and insurance brokerage services. Consolidated net income from securities brokerage services was Ch$9,010 million, which represented 6.9% of the bank's consolidated net income in 2003 and net income from mutual funds services was Ch$5,767 million, which represented 4.4% of consolidated net income for the same period.

      Distribution Channels and Electronic Banking. The bank's distribution network includes branches, ATMs, Call Centers and Internet banking. As of December 31, 2003, the bank's branch network consisted of 224 retail branches and it owned and operated 823 ATMs connected to Redbanc, the national ATM network, covering 2,970 ATMs. In addition, Banco de Chile is interconnected to Banco del Estado's network of 801 ATMs. A wide array of services are also provided by Banco de

Chile's Internet-based service network. As of December 31, 2003, approximately 124,900 individual customers and 26,600 corporate customers performed close to
8.4 million transactions on a monthly basis.

      Customers are provided access to a 24-hour phone banking call center, which permits a varied range of services. This service received approximately 1,146,000 calls per month in 2003. Together with 13 other Chilean banks, Banco de Chile is a shareholder of Redbank S.A., a corporation that executes electronic transfer services and provides support to the operations performed by banks through the installation, operation, maintenance and development of the systems and equipment involved in automated electronic fund transfers.

      Competition. The Chilean market for banking and other financial services is highly competitive, and the bank faces significant competition in each of its principal areas of operation. The Chilean financial services market consists of a number of distinct sectors. The most important sector, commercial banking, includes 25 privately owned banks and one public-sector bank, Banco del Estado. The privately owned banks have traditionally been divided between those that are principally Chilean-owned, of which there are twelve, and those that are principally foreign-owned, of which there are 13. At December 31, 2003, three banks, Banco Santander-Chile (22.6%), Banco de Chile (18.5%) and the public-sector bank, Banco del Estado (13.0%), together accounted for 54.1% of all outstanding loans by Chilean financial institutions, net of interbank loans. All of the Chilean-owned banks together accounted for 60.1% of total loans outstanding while foreign-owned banks accounted for 39.9% of total loans outstanding.

      As a commercial bank offering a range of services to all types of businesses and individual customers, Banco de Chile faces a variety of competitors, ranging from other large, privately owned commercial banks to more specialized entities like "niche" banks. The principal commercial banks in Chile include Banco Santander-Chile, Banco de Credito e Inversiones and BBVA Banco BHIF, which Banco de Chile considers to be its primary competitors. Nevertheless, Banco de Chile also faces competition from Banco del Estado, which has a larger distribution network and larger customer base. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile at December 31, 2003, with outstanding loans, net of interbank loans, of Ch$4,255,307 million, representing a 13.0% market share, according to data published by the Chilean SBIF.

      In both the Large Corporations and Middle Market Banking business areas, Banco de Chile considers its strongest competitors to be Banco Santander-Chile, Banco de Credito e Inversiones and BBVA Banco BHIF.

      In the retail banking business area, Banco de Chile competes with other private sector Chilean banks, as well as with Banco del Estado. Among private Chilean banks, Banco de Chile considers its strongest competitors to be Banco Santander-Chile and Banco de Credito e Inversiones, as each of these banks has developed business strategies that focus on the lower-middle to middle income sub segments of the Chilean population. In the individual banking sector, particularly with respect to high-income individuals, Banco de Chile competes with both private Chilean and foreign-owned banks and considers its strongest competitors in this market to be Banco Santander-Chile and Citibank.

      The Chilean banking industry has experienced increased levels of competition in recent years, including competition from foreign banks, which has led to, among other things, consolidation in the industry. Consequently, strategies have, on an overall basis, been aimed at reducing costs and improving efficiency standards. Banco de Chile's income may decrease due to the extent and intensity of competition.

      Banco de Chile expects the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. In this regard, in mid-1996 Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O' Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago. In 1999, Banco Santander of Spain took control of Banco Santiago. In August 2002, Banco Santiago and Banco Santander-Chile, the second and fourth largest banks in Chile at that date, respectively, merged and became Chile's largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris. Although Banco de Chile believes that it is currently large enough to compete effectively in its target markets, any further consolidation in the Chilean financial system may adversely affect its competitive position in the Chilean financial services industry.

      Historically, commercial banks in Chile have competed in the retail market against each other, with finance companies and with department stores, the latter two having traditionally been focused on consumer loans to middle- and low-income sub segments. However, finance companies have gradually disappeared as most of them have been merged into the largest banks.

      Non-bank competition from large department stores has become increasingly significant in the consumer lending sector. Two new consumer-oriented banks affiliated with Chile's largest department stores have been established during recent years. Although these new banks had a market share of less than 1% as of December 31, 2003, according to the SBIF, the opening of these banks is likely to bring increased competition into the consumer banking business.

      In addition, some local investor groups have announced their intention to incorporate new banks in 2004. Banco de Chile expects that the addition of these new banks will lead to greater competition, particularly in banking services directed to middle-income individuals.

      Loans

      The following table sets forth Banco de Chile's market share in terms of loans (excluding interbank loans), and that of its principal private-sector competitors in the Chilean financial system, in each case at December 31 in each of the last five years, according to information published by the SBIF:

                                                          Bank Loans (1)
                                            -----------------------------------------
                                                        As of December 31,
                                            -----------------------------------------
                                            1999     2000     2001     2002     2003
                                            -----    -----    -----    -----    -----
Banco Santander-Chile ...................    12.3%    11.5%    11.7%    24.7%    22.6%
Banco de Chile ..........................    12.4     12.7     12.1     18.7     18.5
Banco de Credito e Inversiones ..........     8.1      7.9      9.0     10.4     11.2
BBVA Banco BHIF .........................     5.4      5.8      6.0      6.7      7.3
Banco Santiago (2) ......................    16.1     15.8     16.1       --       --
Banco de A. Edwards (3) .................     7.7      8.3      7.4       --       --
                                            -----    -----    -----    -----    -----
   Total market share for six banks .....    62.0%    62.0%    62.3%    60.5%    59.6%
                                            =====    =====    =====    =====    =====

--------------
Source: SBIF

(1)   For ease of comparison, interbank loans have been eliminated.

(2)   Banco Santiago merged with Banco Santander-Chile in August, 2002.

(3)   Banco Edwards merged with Banco de Chile on January 1, 2002.

      Risk Index. At October 31, 2003, Banco de Chile's unconsolidated risk index was 2.40%, compared to the financial system's risk index of 1.82%.

      Credit Quality. At December 31, 2003, Banco de Chile had an unconsolidated ratio of past due loans of 1.74%.

      Deposits. Banco de Chile had deposits of Ch$4,867,113 million at December 31, 2003 on an unconsolidated basis, with a 17.3% market share, the second-largest among private sector banks, according to the SBIF.

      Shareholders' Equity. Banco de Chile had Ch$565,123 in shareholders' equity as of December 31, 2003 (not including net income), making it the second-largest private-sector commercial bank in Chile in terms of shareholders' equity. Return on average shareholders' equity (including net income for the year) for the year ended December 31, 2003 was 20.4%, according to information published by the SBIF.

      Efficiency. For the year ended December 31, 2003, the bank's efficiency ratio was 55.4%, mainly as the result of non-recurring expenses incurred in connection with the merger.

Food and Beverage - CCU

      The Company does not consolidate CCU's results, which are accounted for on an equity-method investment basis. In 2003, CCU's net income was Ch$54,088 million, of which 30.8% corresponded to Quinenco's proportional share, included in other non-operating income in its consolidated income statement. Quinenco's economic interest in CCU as of December 31, 2003, 2002 and 2001 was 30.8%. The Company's interest in CCU is held through a holding company, Inversiones y Rentas S.A. (IRSA), in which the Company holds a 50% interest.

      CCU, a diversified beverage company, was founded in 1902 and is now the largest Chilean brewer, the second largest brewer in Argentina, the third largest Chilean soft drink producer, the largest Chilean mineral water and bottled nectar producer, the second largest Chilean wine producer and the third largest pisco producer in Chile. CCU had a domestic beer market share of approximately 89% in 2003, and 88% in 2002 and 2001, and a market share in Argentina of approximately 14% in 2003, 13% in 2002 and 12% in 2001.

      In Chile, CCU's beer division produces, markets, sells and distributes seven proprietary brands, including Cristal, the country's best-selling beer in 2003 which accounted for 59% of all beer sales by volume. CCU is the exclusive producer in Chile of Heineken brand beer, the exclusive distributor in Chile of the imported Budweiser brand beer and the exclusive local producer and importer of Paulaner brand beers. CCU also produces under license the Austral beer brand and distributes the Kunstmann beer brand. In Argentina, CCU produces, markets, sells and distributes Budweiser and Heineken brand beers as well as proprietary brands.

      Through its wholly-owned subsidiary ECUSA, CCU produces, markets, sells and distributes proprietary brands, PepsiCo and Schweppes Holdings Ltd. soft drink brands and Watt's nectars. In addition, CCU has proprietary brands of mineral water which it bottles and distributes in Chile. CCU also owns a majority interest in Vina San Pedro, Chile's second-largest winery. CCU also produces plastic bottles for use in its businesses.

      Acquisition of 50% of Calaf. On January 12, 2004, Lucchetti and ECUSA entered into a joint venture to acquire the assets of Calaf S.A., a cookie and candy manufacturer, for Ch$6,656 million. Distribution of Calaf's products is being managed by ECUSA, utilizing its existing distribution network for soft drinks. Both ECUSA and Lucchetti will account for Calaf as an equity-method investment.

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

      Terms of the agreement also specified that IRSA would propose to the Board of Directors of CCU that it submit for consideration to its shareholders a dividend distribution equivalent to 100% of its 2002 earnings and an additional dividend distribution against CCU's retained earnings amounting to Ch$168,700 million (historic value), to be paid within 180 days in single or multiple distributions.

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

      Extraordinary Dividend Payment. On February 27, 2003, CCU announced that pursuant to an extraordinary shareholders meeting held on February 26, 2003, it would pay from retained earnings an extraordinary dividend amounting to Ch$168,700 million (historic value). The extraordinary dividend was paid in three distributions between March 14, 2003 and October 10, 2003.

      Sale of Interest in the Karlovacka Pivovara Brewer in Croatia. On April 1, 2003, CCU announced that its 50%-owned indirect subsidiary, SBE, had sold the 68.8% interest it held in a Croatian brewery, Karlovacka, to Heineken. As a result of the divestiture, CCU reported an extraordinary gain of Ch$20,114 million.

      Dividend Distribution Corresponding to 2002 Net Income. At CCU's General Ordinary Shareholders' Meeting held on April 24, 2003, pursuant to the agreement reached between Quinenco and the Schorghuber Group on January 13, 2003, CCU's Board of Directors proposed a dividend distribution equivalent to 100% of CCU's 2002 net distributable income. The dividend was approved by shareholders, and the definitive distribution was paid on May 9, 2003.

      Syndicated Bank Loan. On May 9, 2003, CCU (Cayman Islands Branch) subscribed to a US$135 million (historic value) five-year syndicated bank credit agreement with a group of national and international lenders.

      Purchase of Kunstmann Microbrewery. On May 10, 2002, CCU announced that it had acquired a 50% interest in Kunstmann, a small premium brand brewer in the south of Chile.

      Sale of 6.7% interest in Backus y Johnston. On March 20, 2001, CCU announced that it had sold a 6.7% interest it held in Union de Cervecerias Peruanas Backus y Johnston S.A.A., the leading beer producer in Peru. The pre-tax gain on the sale was Ch$17,371 million.

      Strategy. CCU's strategic plan for 2002-2004 is built on three fundamental pillars: (i) profitability, through the optimization of expenses, margins and capital employed; (ii) growth in the company's current businesses and expansion into new businesses and product categories and; (iii) sustainability, both internal, in the management of the company's current brands, human resources and corporate image, and external, in relationships with the company's customers, consumers, suppliers and society as a whole. From these pillars, the company focuses on six strategic objectives: (1) to make current businesses more profitable; (2) to grow and innovate in current businesses; (3) to achieve operational excellence in the sales and distribution processes; (4) to increase knowledge of general consumer habits and trends, along with those of the specific consumers of each of the company's brands; (5) to implement strategic human resources management; and (6) to expand into new product categories and consider the development of new beverages.

      The following table shows selected financial information of CCU and its subsidiaries at or for the years ended December 31, 2001, 2002 and 2003:

                     CCU and subsidiaries

                                                                         2001                    2002                     2003
                                                                         ----                    ----                     ----
                                                                           (in millions of constant Ch$, except percentages)
Net Sales:
      Beer (1)
            Chile                                                     Ch$135,234              Ch$135,820               Ch$149,672
            Argentina .........................................           55,271                  25,130                   31,576
                                                                     -----------             -----------              -----------
      Total Beer...............................................          190,505                 160,950                  181,248

      Soft drinks and mineral water (2)........................          112,862                 111,875                  115,282
      Wine (3)                                                            70,288                  75,909                   82,568
      Other (4)................................................              433                     616                    4,966
                                                                     -----------             -----------              -----------
                  Total net sales..............................       Ch$374,088              Ch$349,350               Ch$384,064
                                                                     ===========             ===========              ===========
Operating Income:
      Beer (1)
            Chile                                                      Ch$30,054               Ch$27,272                Ch$36,753
            Argentina..........................................           (7,059)                (11,175)                  (3,665)
      Soft drinks and mineral water (2)........................            8,878                   9,649                    8,656
      Wine (3)                                                             9,676                   9,163                    3,801
      Other (4)................................................            3,862                   3,233                      318
                                                                     -----------             -----------              -----------
                  Total operating income.......................        Ch$45,411               Ch$38,142                Ch$45,863
                                                                     -----------             -----------              -----------

Non-operating results .........................................            3,858                  (7,081)                  13,642
Minority interest                                                         (1,912)                 (1,264)                    (440)
Income taxes   ................................................           (7,434)                 (7,511)                  (4,977)
                                                                     -----------             -----------              -----------
Net income                                                             Ch$39,924               Ch$22,286                Ch$54,088
                                                                     ===========             ===========              ===========

Total assets...................................................       Ch$654,768              Ch$658,647               Ch$576,598
Bank debt and bond obligations.................................           73,666                  71,783                  140,005
Other liabilities..............................................          152,941                 149,044                  157,821
Shareholders' equity...........................................          428,161                 437,820                  278,772
Quinenco's effective economic interest.........................             30.8%                   30.8%                    30.8%

---------------------
(1) Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast.

(2) Includes sales of carbonated and non-carbonated soft drinks, nectars, mineral water and related merchandise.

(3) Includes sales of wine, wine by-products and other products such as labels and corks.

(4)   Includes sales of pisco, crates and other packaging.

      The following table shows certain operating and statistical data regarding CCU's beer segment at or for the years ended December 31, 2001, 2002 and 2003:

                         CCU - Beer Segment                                   2001                  2002                  2003
                                                                              ----                  ----                  ----
                                                                                 (in millions of liters, except per capita
                                                                                         information and percentages)
Chile
      Total Market Volume Sold.......................................           397                    398                  419
      CCU Volume Sold................................................           348                    350                  371
      CCU Market Share...............................................            88%                    88%                  89%
      Beer Consumption per Capita (liters)...........................            27                     26                   27
      CCU Average Beer Production Capacity Utilization...............            55%                    54%                  58%

Argentina
      Total Market Volume Sold.......................................         1,233                  1,221                1,292
      CCU Volume Sold excluding exports..............................           147                    157                  185
      CCU Market Share ..............................................            12%                    13%                  14%
      Beer Consumption per Capita (liters)...........................            34                     34                   36
      CCU Average Beer Production Capacity Utilization...............            52%                    54%                  66%

      Beer Business in Chile. CCU is the largest producer, bottler and distributor of beer in Chile, accounting for approximately 89% of all beer sales by volume in Chile during 2003. The production and marketing of beer in Chile is CCU's principal activity, generating net sales of Ch$149,672 million, or 39.0% of CCU's total net sales in 2003.

      CCU produces and markets super-premium, premium, medium-priced, and popular-priced beers. CCU's premium brand, Cristal, a premium-priced beer, is Chile's best selling brand, accounting for approximately 59% of all 2003 beer sales by volume in Chile. Royal Guard is CCU's proprietary super-premium brand. Royal Light is a light beer extension of the Royal Guard line, and contains a lower alcohol content. Escudo, a premium-priced beer, is the second best selling beer in Chile. Morenita, a dark beer, is a medium-priced beer, and Dorada and Aysen are popular-priced beers. Lemon Stones is a special lemon sweetened low-alcohol content beer. In addition, CCU owns a 50% interest in Austral and Kunstmann and produces Austral beer and distributes Kunstmann beer under license with these breweries.

      CCU also produces, imports and markets Paulaner brand beer and distributes other Paulaner products in Chile under an exclusive five-year license from Paulaner Brauerei AG ("Paulaner"), renewable in 2005. CCU also has long-standing exclusive rights to distribute Budweiser in Chile, the terms and conditions of which are currently being renegotiated.

      On April 28, 2003, CCU and Heineken International signed licensing and technical assistance agreements which provide the Company with the exclusive rights to produce, sell and distribute Heineken beer in Chile commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003 and are renewable for subsequent periods of five years. Heineken is the leading brand in the premium segment, the beer segment with the highest growth in Chile in the last years.

      Distribution. CCU distributes beer directly throughout Chile to (i) small- and medium-sized retail outlets, which, in turn, sell beer to consumers for take-out consumption (representing 38% of total volume sold by CCU in Chile in 2003), (ii) retail establishments, such as restaurants, hotels and bars, for on-premises consumption (representing 18% of total volume sold by CCU in Chile in 2003), (iii) wholesalers (representing 23% of total volume sold by CCU in Chile in 2003) and (iv) supermarket chains (representing 21% of total volume sold by CCU in Chile in 2003). CCU had more than 36,500 customers for its beer products in 2003, none of which accounted for more than 2% of its total beer sales by volume with the exception of a large supermarket chain that represented 6% of sales. CCU does not maintain any long-term contractual arrangements for the sale of beer with any of its customers.

      Production Facilities. CCU centralizes its beer production in two plants. CCU also has a bottling facility in Antofagasta. The Santiago production facility, located on the outskirts of Santiago, has a production capacity of 43 million liters per month. The Temuco production facility in Temuco, Chile was completed during 1999, with a production capacity of 12 million liters per month. The Antofagasta plant bottles approximately 4 million liters per month.

      Beer Business in Argentina. CCU is the second largest beer producer in Argentina, with a 2003 market share of approximately 14%. In 2003, CCU's beer operations in Argentina generated net sales of Ch$31,576 million, which represented 8.2% of CCU's consolidated net sales for the year.

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

      In December 1995, CCU Argentina and Anheuser-Busch entered into a license agreement which provides for CCU Argentina's exclusive right to produce, market, sell and distribute Budweiser brand beer in Argentina. In connection with the license agreement, Anheuser-Busch acquired approximately 4.4% of CCU Argentina, with an option until 2005 to increase its aggregate ownership interest to 20%. In November 1999, Anheuser-Busch increased its ownership interest to 10.8% through a capital increase, and CCU reduced its participation to 89.2%. Since 1996, CCU and Anheuser-Busch have invested approximately US$189 million and US$23 million (historic values), respectively, in CCU Argentina. In April 1998, CCU Argentina paid approximately US$8 million (historic value) to acquire the brands and assets of Cerveceria Cordoba, a regional brewer in Argentina, to further strengthen its presence and portfolio of brands.

      In Argentina, CCU produces and markets super premium-priced, medium-priced and popular-priced beers. The super premium-priced beers are Heineken, which has been produced in Argentina under license since 2003, Corona and Guinness, both of which are imported and distributed by CCU Argentina. The premium -priced beers are Budweiser, Salta and Santa Fe brands. The medium-priced beer brands in Argentina are Schneider and Cordoba and the popular-priced beer brands are Rio Segundo and Rosario brands. Schneider is CCU's principal beer brand in Argentina, comprising 42% of total sales volume by CCU's Argentine subsidiary in 2003.

      CCU began local production of Budweiser brand beer in December 1996, and sales of Budweiser brand beer have since grown to represent 22% of CCU's Argentine sales volume in 2003. On April 28, 2003, CCU and Heineken International signed licensing and technical assistance agreements, which provide the Company with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003 and are renewable for subsequent periods of five years. Export sales represented 2.7% of CCU Argentina's beer sales volume in 2003.

      Distribution. During 2003, approximately 75% of CCU's beer volume in Argentina was sold through wholesalers, with supermarkets and retailers accounting for approximately 10% and 15%, respectively. In 2003, CCU sold its products to approximately 16,300 customers in Argentina, none of which individually accounted for more than 3% of its total beer sales by volume.

      CCU estimates that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 0.5% between 1999 and 2003. Beer consumption rose by 5.8% in 2003, mostly explained by a recovery in consumption levels and the relatively low price of beer to other product categories following the culmination of the economic crisis at the end of 2001.

      Beer Business in Croatia. Until March 31, 2003 CCU had an indirect 34.4% interest in a Croatian brewery, Karlovacka, through SBE, a joint venture with another Luksic Group company. On March 31, 2003, SBE sold its interest in Karlovacka to the Dutch brewer, Heineken. CCU reported an extraordinary gain on sale of its interest in SBE of Ch$20,114 million for the period ended March 31, 2003.

      Soft Drinks. CCU is the third largest soft drink producer in Chile. CCU's line of soft drink and mineral water products includes its own proprietary brands of soft drinks in addition to brands produced under license from other beverage manufacturers. Under a licensing agreement with Watt's, a local fruit related products company, CCU has bottled and distributed Watt's nectar products in Chile since 1987. In 2003, CCU's soft drink, nectar and mineral water products business in Chile generated net sales of Ch$115,282 million, representing 30.0% of CCU's total consolidated net sales.

      The following table shows certain operating and statistical data regarding CCU's soft drink and mineral water segment at and for the years ended December 31, 2001, 2002 and 2003.

                CCU - Soft Drinks and Mineral Water Segment
                                                                     2001                  2002                2003
                                                                     ----                  ----                ----
                                                                        (in millions of liters, except per capita
                                                                             information and percentages)
      Soft Drinks
            Total market volume sold (1)......................      1,484                 1,535               1,606
            CCU volume sold (2)...............................        340                   339                 352
            CCU market share (1)..............................         21%                   20%                 20%
            Chilean consumption per capita (liters)...........         99                   102                 105
            CCU average production capacity utilization.......         34%                   34%                 35%

      Mineral Water
            Total market volume sold (1)......................        127                   130                 135
            CCU volume sold...................................         72                    74                  76
            CCU market share (1)..............................         57%                   57%                 56%
            Chilean consumption per capita (liters)...........          9                     9                   9
            CCU average production capacity utilization.......         28%                   31%                 29%

(1)   CCU company estimates.

(2)   Volume sold includes nectars.

      ECUSA, CCU's wholly-owned subsidiary, is the exclusive producer, bottler and distributor in Chile of CCU's proprietary soft drink and mineral water brands, soft drink brands produced under license from PepsiCo and Schweppes Holdings Ltd. and bottled fruit juice nectars produced under license from Watt's. ECUSA has two soft drink production facilities located in Chile and operates two mineral water bottling plants in the central region of Chile. The two water sources for these products are owned by CCU. In addition, CCU bottles soft drinks at one of its facilities in the northern city of Antofagasta.

      Distribution. ECUSA operates its own sales force in Santiago, Vina del Mar, Rancagua, Melipilla, Arica, Concepcion and other major cities in the south and uses CCU's beer sales system in the outlying northern and southern regions of Chile. CCU distributes its soft drink and mineral water products throughout Chile to (i) small and medium-sized retail establishments, that in turn sell the beverages to consumers for take-out consumption (50% of 2003 segment volume),
(ii) restaurants, hotels, kiosks, and bars for on-premises consumption (9% of 2003 segment volume), (iii) wholesalers (10% of segment volume) and (iv) supermarkets (31% of segment volume).

      Wine. CCU's total wine segment sales amounted to Ch$82,568 million in 2003. Of the total wine segment sales, 94.5% are made through CCU's subsidiary, Vina San Pedro ("VSP"), the second-largest winery in Chile in terms of domestic and export sales. In 2003, VSP generated consolidated net sales of Ch$78,031 million or 20.3% of CCU's total net consolidated sales.

      CCU first invested in Vina San Pedro in 1994 with the purchase of 48.4% of Vina San Pedro's equity for approximately US$17.1 million (historic value). Through subsequent capital increases and purchases of shares on the Santiago stock market, CCU's share in Vina San Pedro is 60.3% at December 31, 2003. Vina San Pedro is a publicly traded company, listed on Chile's principal stock exchanges.

      The following table shows certain operating and statistical data regarding CCU's wine segment at and for the years ended December 31, 2001, 2002 and 2003.

                        CCU - Wine Segment                                  2001                  2002                   2003
                                                                            ----                  ----                   ----
                                                                                (in millions of liters, except per capita
                                                                                       information and percentages)
Total domestic market volume sold................................            43                     51                    53
Total export market volume sold (1)..............................            41                     45                    68
Vina San Pedro's domestic market share (2) ......................            17%                    19%                   18%
Vina San Pedro's share of total Chilean wine exports ............            13%                    13%                   13%
Chilean consumption per capita (liters)..........................            17                     17                    19

----------------------
(1)   Does not include sparkling wine.

(2)   CCU company estimate.

      Vina San Pedro is one of Chile's largest producers and distributors of wine in terms of volume and revenues. Vina San Pedro produces and markets a full range of wine products for both the domestic and export markets. Vina San Pedro's business includes operation of its own vineyards as well as mixing, packaging and reselling wines produced by independent Chilean vineyards. Vina San Pedro exports wine products to a total of 70 countries worldwide. Vina San Pedro's total export sales in 2003 were Ch$57,333 million. Its primary export markets included the United Kingdom, Sweden, the United States, Demark and Japan. Exports to Europe accounted for 65% of total exports in 2003, followed by South America (13%), North America (11%), Asia (11%) and others (less than 1%). According to industry sources, exports of Chilean wine (excluding champagne) increased from approximately 43 million liters in 1990 to 394 million liters in 2003, a compounded annual growth rate of 18.6%. Vina San Pedro believes that wine exports from Chile have grown steadily due to their comparatively low price and high quality.

      VSP's wines are segmented by product type. VSP produces and sells premium wines, varietals and popular-priced wines within the domestic market and export market. In addition, VSP sell bulk wine in the export market. Premium wines and many of the varietal wines are produced from high quality grapes, aged and then packaged in glass bottles. Popular-priced wines are usually produced using non-varietal grapes and are not aged. These products are generally sold in either cartons or jug packaging.

      Vina Santa Helena. In December 2001, VSP's subsidiary, Vina Santa Helena S.A. created a commercial and productive winemaking operation under the Vina Santa Helena wine label.

      Joint venture with Chateau Dassault. In October 2001, Vina San Pedro created a new subsidiary, Vina Dassault San Pedro S.A. (formerly Totihue S.A.), as part of a joint venture agreement with Chateau Dassault, a French wine producer, to produce and commercialize premium quality wines.

      Distribution. Vina San Pedro sells its wines directly in the major cities of Chile and through CCU's sales system in the rest of the country. In the domestic Chilean market in 2003, Vina San Pedro sold its wines through the following channels: retailers (29% of all domestic sales); wholesalers (23% of all domestic sales); supermarkets (41% of all domestic sales); and bars and restaurants (7% of all domestic sales). San Pedro had approximately 17,700 customers in the domestic market, none of which accounted for more than 3% of total wine sales by volume, with the exception of two supermarket chains that represented 17% of total wine sales by volume.

      Vina San Pedro has arrangements with 214 international agents, who facilitate the export of its wine to 70 countries. CCU has signed distribution agreements with Schenk, one of the largest distributors in Europe, Asian Breweries, one of the largest beverage companies in Asia, and Shaw Ross International, a subsidiary of Southern Wines and Spirits, the main liquor wholesale distributor for the United States, as well as other distributors. In 2002, VSP signed a distribution agreement with Vin & Sprit AB, a Swedish company, to distribute VSP's wines in Sweden, Finland, Norway and Estonia.

      Raw Materials. The principal raw materials used in CCU's production of beer are malt, rice, water and hops. CCU obtains its supply of malt from local growers and in the international market. In 2003, CCU signed long-term contracts with local malt producers for 50% of its requirements. Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements. CCU imports hops mainly pursuant to contracts with international suppliers, primarily in the United States and Europe, which permits CCU to secure supplies for periods of up to four years. Water used in the production of beer is obtained from CCU's wells at its plant facilities and/or from public utilities.

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

      The principal raw materials that Vina San Pedro uses in its production process are grapes, wine and packaging. Vina San Pedro obtains 42% of the grapes used for export wines from its own vineyards. The majority of the wine sold in the domestic market is purchased from third parties.

      Historically, CCU has not experienced difficulty in obtaining adequate supplies of raw materials at satisfactory prices and does not expect to in the near term.

      Competition. Although there are currently no significant legal or regulatory barriers to entering the Chilean beer market, substantial investment would be required to establish or acquire production and distribution facilities and bottles for use in Chile's proprietary returnable bottling system, and to establish a critical mass in sales volumes. CCU believes that these factors, together with import tariffs, provide significant barriers to large-scale entry of new competitors and large-scale expansion by existing competitors. There are currently no legal or regulatory barriers to enter the beer market in Chile. Substantial capital investment is required, however, to establish or acquire production and distribution facilities and market share. However, it is conceivable that other competitors may enter the beer market.

      CCU's principal competitor in the Chilean beer business is Cerveceria Chile, a subsidiary of Quilmes Industrial S.A. ("Quilmes"), the largest beer production company in Argentina. Due to the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers in Chile's proprietary returnable glass bottle system, imported beer does not represent significant competition in the Chilean market. Cerveceria Chile is estimated to have an approximately 10% share of the Chilean beer market. CCU's beer brands also compete directly against soft drinks, wine and other beverages and alcoholic drinks.

      Quilmes is the market leader in beer in Argentina and CCU's Argentina's principal competitor. It had an estimated 78% market share during 2003 (including the Brahma brand). CCU Argentina estimates that its own market share is approximately 14%. CCU also competes with Warsteiner (7%) and Estrella Galicia (less than 1%). Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina's returnable glass bottle system, imported beer does not represent significant competition in the Argentine market.

      In recent years, the beer industry in Latin America has experienced greater consolidation and is expected to continue to experience further consolidation in the future. In May 2002, AmBev and Quilmes announced a merger, which was conditionally approved by regulatory authorities in January 2003. In March 2004, Ambev and Interbrew announced an agreement to merge both companies, which, if approved, will create the world's largest brewer (InterbrewAmbev). As of the date of this annual report, the transaction is still pending. Consolidation in the beer industry could change the current market conditions under which CCU operates.

      CCU's principal competitors in the soft-drink business are companies which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The Coca-Cola Company's products are produced, bottled and distributed in Chile through three separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Fanta, Fanta Light, Sprite, Sprite Light, Quatro Balance, Nordic Mist, Andina nectars and juices, and Kapo juices brand names. According to store audits conducted by Nielsen Chile, Coca-Cola and related brands accounted for 65% of total carbonated soft drink sales in Chile in 2003. However, figures calculated by CCU are higher than Nielsen Chile estimates. CCU expects that soft drinks marketed under private labels could experience further growth from the approximately 12% market share (according to Nielsen estimates) they have obtained as of 2003.

      CCU is the largest producer of mineral water in Chile and the market leader. CCU's main competitor in the mineral water business is Vital S.A. (a subsidiary of one of The Coca-Cola Company licensees). According to Nielsen estimates, CCU's mineral water products in 2003 accounted for approximately 62% of mineral water sales by volume. CCU's estimates are lower. CCU estimates that its market share by volume accounted for 56%, while Vital accounted for approximately 35%.

      The wine industry is very competitive in both the domestic and the export markets. In the domestic market, Vina San Pedro competes directly against all other major Chilean wineries, including Concha y Toro and Santa Rita, the market leaders with 22% and 23% estimated market shares, respectively. CCU estimates that VSP's market share in the Chilean market was approximately 18% in 2003 making it the third largest domestic producer. In the export wine market, Concha y Toro is the market leader with an estimated 17% market share. According to industry sources, in 2003, Vina San Pedro was the second-largest exporter of Chilean wines by volume with an estimated market share of 13%. Santa Rita has an estimated 4% market share in the export wine market. Vina San Pedro also competes internationally against other Chilean producers, as well as with wine producers from other parts of the world.

      Pisco. In February 2003, CCU entered the pisco business under the brand Ruta Norte. Pisco is a grape-based liquor very popular in Chile. During 2003, CCU sold 3.2 million liters of pisco. According to Nielsen, Ruta Norte's market share reached 8% by the end of 2003.

      Seasonality. CCU's beer, soft drink and mineral water business is seasonal, with lower sales and earnings during the Southern hemisphere winter season of June through August.

Food and Beverage - Lucchetti

      At December 31, 2003, Lucchetti was a 95.9%-owned consolidated subsidiary of the Company. As of the same date, Quinenco's ownership interest in Lucchetti was held through an intermediate holding company, Inversiones Rio Bravo Limitada in which Quinenco had an effective economic interest as of December 31, 2003 of 100.0%. Quinenco's economic interest in Lucchetti was approximately 93.7% and 93.3% at December 31, 2002 and 2001, respectively. Lucchetti and its subsidiaries accounted for 16.5% of Quinenco's consolidated sales in 2003, 21.1% in 2002 and 18.2% in 2001.

      Lucchetti has operated in Chile since 1904, its principal activity being the production of pasta and other foodstuffs, mainly edible oils and soups, broths and creams. The company was acquired by the Luksic Group in 1965 and was transferred to form part of Quinenco in 1996 when the Luksic Group's industrial and financial holdings were reorganized. In Chile, Lucchetti became the second largest producer of pasta with an approximate 34% share of the domestic market as of December 31, 2003, and the leading domestic producer of edible oils (principally sunflower and soy oils), with an approximate 17% market share as of December 31, 2003. Lucchetti also produces packaged soups, creams and broths, with an approximate 19% share of the domestic soup market as of the same date.

      In order to take advantage of growth opportunities in neighboring countries during the 1990s, Lucchetti developed additional production facilities and distribution channels for its products in Argentina and Peru. Lucchetti constructed a pasta plant in Argentina which was operational from 1997 until 2001 when it was sold to an Argentine competitor. Lucchetti also constructed a pasta plant on the outskirts of Lima, Peru, which was operational until early 2003 when it was closed for alleged environmental violations.

      In the Chilean pasta market, Lucchetti's principal competition comes from one strong local competitor, which as of December 31, 2003 accounted for 48% of volume sales. In the last two years, the edible oils market has experienced an important increase in imports from Argentina, which as of December 31, 2003 accounted for more than 49% of total volume sales and put considerable downward pressure on prices. Lucchetti believes that these factors limited its future growth potential, both in terms of volume sales and price increases. Furthermore, the company believes that distribution channels, increasingly concentrated in local supermarket chains (which now comprise approximately 51% of total sales) were likely to further reduce the company's margins in the future.

      In consideration of the current operating scenario and limited growth potential, Lucchetti decided to accept an offer to sell its Chilean-based pasta, edible oils and soup operations to a local food distribution company in December 2003.

      Pursuant to a Memorandum of Understanding signed on December 22, 2003, Lucchetti concluded the sale of 100% of the outstanding shares of Lucchetti Chile S.A., a wholly-owned subsidiary, to Inversiones y Servicios Tresmontes Limitada and Inversiones y Servicios Corpora S.A. on March 31, 2004. Proceeds from the sale (net of financial debt) amounted to Ch$9,462 million. Lucchetti reported a gain on sale of Ch$1,276 million in connection with the disposal. The sale agreement allows for an adjustment to the final sales price for working capital as of March 31, 2004, the amount of which will be determined by independent auditors within a 90 day period following the closing.

      The assets of Lucchetti Chile represented approximately 85% of Empresas Lucchetti's total consolidated assets. The company's remaining assets are mainly composed of the remaining unsold assets of Lucchetti Peru, two commercial real estate properties, deferred tax credits and a 50% interest in Calaf, a cookie and candy manufacturer acquired in January 2004. The assets in Peru and the two real estate properties are currently for sale.

      Following the disposal of Lucchetti Chile, Lucchetti's consolidated bank debt, which amounted to Ch$45,277 million as of December 31, 2003, was reduced to Ch$2,004 million as of March 31, 2004.

      Given that the Lucchetti brand name in Chile was sold as part of the sale of Lucchetti Chile, shareholders agreed to change Lucchetti's name to Industria Nacional de Alimentos S.A. at the General Ordinary Shareholders' Meeting held on April 28, 2004, The name change became effective on May 14, 2004.

      Chilean corporate law requires that a company purchases the shares of any shareholder not approving the sale of 50% or more of a company's assets if such shareholder so chooses. In an extraordinary shareholders meeting held on January 12, 2004, shareholders approved the sale of Lucchetti Chile, which composed approximately 85% of Lucchetti's total assets. The withdrawl price was equivalent to the book value of the shares, adjusted for inflation, of Ch$8.5542 pesos per share. Between February 11, 2004 and March 12, 2004, shareholders representing 60,492,760 shares exercised the option to have their shares purchased by Lucchetti, including Inversiones Consolidadas S.A., a company related to Quinenco's controlling shareholders, for 60,276,830 shares. All of the shares purchased from shareholders were retired and together represented 2% of the then-outstanding shares of Lucchetti.

      Joint Venture Between Lucchetti and CCU. On January 12, 2004, Lucchetti and ECUSA, a wholly-owned subsidiary of CCU, entered into a joint venture to acquire the assets of Calaf S.A., a cookie and candy manufacturer, for Ch$6,656 million. Distribution of Calaf's products is being handled by ECUSA, utilizing its existing distribution network for soft drinks. Both ECUSA and Lucchetti will account for Calaf as an equity-method investment.

      2003-2004 Capital Increase. During January 2004, Lucchetti completed a capital increase initiated in December 2003. Total funds raised in the capital increase amounted to Ch$15,726 million, divided among 1,048,386,396 shares. Quinenco indirectly subscribed for 1,040,000,000 shares for Ch$15,600 million, and as a result, its interest in Lucchetti increased to 95.6%. Proceeds were used to reduce indebtedness and fund the acquisition of Lucchetti's 50% interest in Calaf.

      January 2003 Closure of Lucchetti Peru. Lucchetti began to export its pasta products to the Peruvian market in 1995. In 1998, it constructed a state-of-the-art plant facility in Peru in order to further develop its position in the Peruvian pasta market. Between 1995 and 2000, Lucchetti gained a significant share of the pasta market in Peru, becoming the second leading pasta producer in the country. In addition, Lucchetti sold edible oils in the Peruvian market and distributed third party products.

      The Lucchetti plant is located outside of Lima adjacent to a wetlands area which is, at present, considered to be of ecological significance. Alleging that the operation of the plant interfered with the special characteristics of the wetlands area, in August 2001, the Concejo Municipal Metropolitano de Lima ("Municipal Council of Lima") adopted an "Acuerdo de Concejo" or resolution to revoke the Lucchetti operating license that had been previously granted by the Municipality of Chorrillos and require Lucchetti to close the plant operations within 12 months.

      On January 6, 2003, Lucchetti was notified by an official of the Municipality of Chorrillos of the immediate revocation of Lucchetti's operating license. In compliance with this order, Lucchetti Peru began an orderly evacuation of the plant and is currently in the process of liquidating its assets. Lucchetti recorded an impairment provision in its 2002 financial statements equivalent to 100% of the book value of its investment in the Peruvian operations of Ch$30,110 million, in accordance with Chilean GAAP.

      Lucchetti is seeking damages under an existing treaty between Peru and Chile, which establishes that unsettled conflicts are subject to arbitration under the auspices of the International Centre for Settlement of Investment Disputes ("ICSID") in Washington, D.C. For further information, see "Item 8. - Financial Information - Legal Proceedings - Lucchetti".

      2002 Capital Increase. On January 23, 2002, Lucchetti completed a capital increase approved and partially carried out in 2001. On this date, Lucchetti issued 128,757,805 new shares for Ch$2,706 million (historic value). Quinenco subscribed to 128,610,448 shares for Ch$2,701 million (historic value). Quinenco's economic interest in Lucchetti increased from 93.3% to 93.7% following the capital increase. Proceeds were used to reduce indebtedness.

      2001 Capital increase. During Lucchetti's expansion process during the 1990s, Lucchetti incurred significant indebtedness. As part of an effort to reduce indebtedness, on April 26, 2001, Lucchetti's Board of Directors approved a capital increase of Ch$21,000 million (historic value) through the issuance of 1,000,000,000 new shares. The capital increase was carried out in the second half of 2001 and as of December 31, 2001, Lucchetti had issued 871,242,195 new shares for Ch$18,294 million

(historic value). Quinenco subscribed to 869,708,297 shares for Ch$18,264 million (historic value). Quinenco's economic interest in Lucchetti increased from 87.0% to 93.3% following the capital increase.

      2001 Sale of 100% of Lucchetti Argentina S.A. On June 25, 2001, Lucchetti sold its subsidiary, Lucchetti Argentina S.A, to Molinos Rio de la Plata S.A. ("Molinos"), an Argentina-based food producer for US$29.7 million (value on transaction date, net of debt). The terms of the sale agreement also grant Molinos the right to use the Lucchetti trademark in Argentina for 25 years and in Uruguay for five years. Lucchetti reported a loss provision on the sale of its subsidiary of Ch$7,618 million in its financial statements for the year ended December 31, 2000. Proceeds from the sale were used to reduce Lucchetti's indebtedness.

      2001 Financial restructuring. During 2001, Lucchetti carried out a financial restructuring of short-term debt into a seven-year syndicated credit facility with a group of banks for UF2,369,359.

      The following table shows net sales for each of Lucchetti's principal business segments for the years ended December 31, 2001, 2002 and 2003:

                      Lucchetti and subsidiaries                      2001                2002            2003
                                                                      ----                ----            ----
                                                                          (in millions of constant Ch$)
Net sales:
Pasta (1).................................................       Ch$45,955           Ch$43,130       Ch$33,534
Edible oils...............................................          35,553              31,853          21,225
Soups and broths..........................................           1,764               3,569           4,356
Other (2).................................................           6,459               6,085               -
                                                                 ---------           ---------       ---------
                    Total                                        Ch$89,731           Ch$84,637       Ch$59,115
                                                                 =========           =========       =========

-----------------
(1)   Includes the sale of wheat by-products

(2)   Other includes the sale of canned food and third party distribution.

      The following table shows selected consolidated financial information for Lucchetti and its subsidiaries at and for the years ended December 31, 2001, 2002 and 2003:

              Lucchetti and subsidiaries
                                                                2001                       2002                      2003
                                                                ----                       ----                      ----
                                                                  (in millions of constant Ch$, except percentages)
Net sales (1)(2):
Chile..............................................        Ch$59,720                  Ch$65,656                 Ch$59,115
Argentina..........................................            6,725                         --                        --
Peru...............................................           23,286                     18,981                        --
                                                          ----------                -----------                ----------
Total net sales....................................        Ch$89,731                  Ch$84,637                 Ch$59,115
                                                          ==========                ===========                ==========

Gross margin ......................................        Ch$26,816                  Ch$22,639                 Ch$18,311

Operating income (loss) ...........................            2,753                      2,705                     2,894
Non-operating income (loss)........................          (12,316)                   (40,119)                   (6,733)
Minority interest .................................               --                         --                        --
Income taxes.......................................            2,898                       (181)                    1,703
                                                          ----------                -----------                ----------
Net income (loss) .................................        Ch$(6,665)                Ch$(37,595)                Ch$(2,136)
                                                          ==========                ===========                ==========

Total assets.......................................       Ch$124,035                  Ch$77,108                 Ch$79,457
Bank debt..........................................           50,283                     49,601                    45,277
Other liabilities..................................           24,729                     11,156                     6,293
Shareholders equity................................           49,023                     16,351                    27,887
Quinenco's effective economic interest.............             93.3%                      93.7%                     95.9%

--------------------------
(1) Export sales accounted for 3% of consolidated net sales in 2003 and 2% of consolidated sales in 2002 and 2001, respectively.

(2) Lucchetti's consolidated income statements in 2002 included results from Lucchetti Peru. Lucchetti's consolidated balance sheet as of December 31, 2002 accounted for Lucchetti Peru under the equity method and did not consolidate Lucchetti Peru on a line by line basis, in accordance with Chilean GAAP and express instructions from the SVS.

      The following table shows selected statistical data for Lucchetti at and for the years ended December 31, 2001, 2002 and 2003:

                  Lucchetti and subsidiaries
                                                                    2001              2002              2003
                                                                    ----              ----              ----
                                                                          (in thousands of metric tons)
Production Volumes:
Pasta (1)(2) .................................................      95.5              87.0              57.9
Edible Oils...................................................      50.5              47.0              44.7
Soups, Creams and Broths......................................       1.2               2.4               3.1
Production Capacity: (3)
Pasta (4) ....................................................     128.0             128.0              64.9
Edible Oils...................................................      85.0              85.0              81.9
Soups, Creams and Broths (5)..................................       8.9               7.5               5.3

--------------------------
(1) Lucchetti Argentina was sold in June 2001. Prior to its sale, Lucchetti Argentina produced 15 thousand metric tons.

(2) Lucchetti Peru's productive activities were discontinued in January 2003. Prior to the closure, Lucchetti's average production in Peru was 33 thousand metric tons.

(3)   Based on three shifts of eight hours per day for a 360-day year.

(4)   In 2003, 15% corresponded to production for third parties.

(5)   In 2003, 55% corresponded to production for third parties.

      Chile

      Until the disposal of Lucchetti Chile on March 31, 2004, Chile was Lucchetti's main market, accounting for 100%, 77.6% and 66.6% of consolidated sales of pastas, edible oils, soups and broths in 2003, 2002 and 2001, respectively.

      Pasta. Chile is one of the largest markets in South America for dry pasta on a per capita basis with an estimated consumer market size of 109,000 metric tons per year and estimated market value of US$110 million as of December 31, 2003. The production and marketing of pasta in Chile generated sales of Ch$33,534 million, or 56.7% of Lucchetti Chile's total net sales in 2003 (including export pasta sales).

      Lucchetti produces and markets premium, medium-priced, and popular-priced pasta under the brands Talliani, Lucchetti, Napoli and Romano. Among these brands, Lucchetti is Chile's second best-selling pasta brand, accounting for approximately 34% of all 2003 sales by volume in Chile. Talliani is Lucchetti's premium pasta, which is made entirely from higher-quality durum wheat. Napoli and Romano are medium-priced and popular-priced pastas, which are made of a mix of durum wheat and wheat flour. In addition, Lucchetti produces pastas for third parties, mainly Chilean supermarket chains. In 2003, revenues related to third party production of pastas represented approximately 4.4% of total sales for the year.

      Edible Oils. Lucchetti is the largest Chilean producer of edible oils, principally sunflower and soy oils, with a market share of approximately 17% for the year ended December 31, 2003. Lucchetti's edible oils business in Chile generated Ch$21,225 million, or 35.9% of Lucchetti Chile's total net sales in 2003.

      Lucchetti produces and sells four types of edible oils: olive oil, sunflower, vegetable and mixed oils under the brands Talliani Oliva, Miraflores, Oro Vegetal, Dona Flor, Dona Sofia, El Dorado and Protal. Talliani is Lucchetti's leading premium brand for sales of olive oil. The Protal, Dona Flor, Dona Sofia, El Dorado and Oro Vegetal brands are vegetable oils targeted at the medium-income and low-income markets. The bulk edible oil market in Chile is mainly comprised of supply to producers of mass consumption products such as mayonnaise and fried potatoes as well as paints.

      Packaged Soups, Creams and Broths. Lucchetti is the second-largest producer of packaged soups, creams and broths in Chile, with a market share of approximately 19% in soups and creams. Lucchetti's packaged soups, creams and broths business generated Ch$4,356 million, or 7.4% of Lucchetti's total net sales in 2003. In addition, Lucchetti produces soups, creams and broths for Knorr and others. In 2003, revenues related to third party production of soups for third parties represented approximately 2.7% of total sales for the year.

      Customers. As of December 31, 2003, Lucchetti's principal customers in Chile were supermarkets, distributors and other retailers, representing 51%, 31% and 18% of 2003 net sales, respectively.

      Competition. Lucchetti's principal competitor in the Chilean pasta business is Carozzi. Carozzi's market share was approximately 48% compared to Lucchetti's 34% as of December 31, 2003. Imports of pasta represented approximately 10% of the total market as of the same date.

      Lucchetti is the largest producer of edible oils in the Chilean market. Lucchetti's principal competitors in the edible oils business are Malloa, a subsidiary of Unilever BestFood Chile, and Watts with estimated market shares of 15% and 16%, respectively. Lucchetti estimates that its sales accounted for approximately 17% of total Chilean sales of edible oils for the year ended December 31, 2003. Foreign competition mostly comes from Argentine producers, mainly as a result of the economic crisis in that country, which has led Argentine producers to seek other markets and capitalize on favorable exchange rates following the devaluation of the Argentine peso in 2001. Edible oils imports from Argentina represented approximately 49% of total sales by volume in the Chilean market in 2003.

      Lucchetti's principal competitor in the dry soup and cream business is Maggi, a brand associated with Nestle, with an estimated market share of 72%. Lucchetti estimates that its net sales accounted for approximately 19% of total Chilean sales of packaged soups in 2003.

      Manufacturing facilities. Lucchetti manufactures pasta products for domestic and export sales at its plant in Santiago. The Santiago pasta and mill facilities consist of storage silos, a production and packaging plant and a finished products warehouse. Pasta is produced in eleven lines: four dedicated to long pasta products and seven dedicated to cut products. Pasta production capacity is approximately 64,900 metric tons per year. Capacity utilization was 89% in 2003 of which approximately 15% corresponded to third party production.

      Lucchetti's edible oil plant is located in Maipu, near Santiago. The plant consists of installations for crushing, solvent extraction, oil refining and bottling. Lucchetti offers its competitors the use of this facility on a fee basis. Oil processing capacity is approximately 82,000 metric tons per year. Capacity utilization was 55% in 2003.

      Lucchetti's plant for the production of soups, creams and broths is located in Santiago. The plant consists of installations for dehydration and packaging. Soup, cream and broth production capacity is approximately 5,300 metric tons per year. Capacity utilization was approximately 59% in 2003, of which approximately 55% corresponded to third party production.

      Raw Materials. The principal raw material that Lucchetti uses in the production of pasta is wheat, which represents approximately 67% of production costs. Lucchetti purchases approximately 40%-60% of its durum wheat from Canada, principally through a joint venture with Carozzi, which was formed to procure wheat for the venture owners under mutually advantageous terms. The remainder of Lucchetti's wheat requirements have been satisfied in recent years through domestic purchases pursuant to annual contracts under which, in some cases, Lucchetti provides working capital to local farmers to encourage a continuing local source for raw materials. Lucchetti has never experienced significant difficulties in obtaining adequate supplies of wheat on satisfactory terms. Lucchetti has facilities in its Santiago pasta plant for the storage of up to 29,700 metric tons of unprocessed wheat.

      For the production of edible oils, Lucchetti purchases 100% of its crude oil requirements from suppliers in Argentina. Lucchetti has facilities in its Santiago oil plant for the storage of up to 2,700 tons of seeds, 4,800 tons of crude oils and 1,000 tons of refined oil.

      The principal materials that Lucchetti uses in the production and distribution of its soups, creams and broths are flour, fat and packaging materials. Lucchetti purchases all these raw materials from local suppliers. Historically, Lucchetti has not experienced any difficulty in obtaining raw materials at satisfactory prices.

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

      Lucchetti has no plans to restart its manufacturing activities in Peru in the future. It is currently in the process of liquidating its manufacturing plant and machinery in Peru. Lucchetti's subsidiary in Peru began local distribution of Lucchetti's pasta products in 1995, and in 1998 began local production. During the time it operated in Peru, Lucchetti's products reached a market share of 25.4% in 1998, its first year of local production. This market share gradually fell to

12.4% in 2002, as a consequence of the negative public relations stemming from accusations made by Peruvian authorities concerning alleged environmental violations.

      Lucchetti's Peruvian operation generated sales of Ch$18,981 million in 2002, of which 59.0% or Ch$11,206 million corresponded to pasta sales. The remaining sales corresponded to edible oils and sales of third party products.

      The estimated consumer market size was approximately 231,000 tons per year, and the estimated market value was US$127 million (historic value) in Peru as of December 2002.

      Customers. Lucchetti's principal customers in Peru were major distributors, representing 56% of 2002 net sales and small distributors who represented approximately 39% of net sales. Supermarkets represented only a small percentage of 2002 net sales.

      Competition. Lucchetti's main competitors in the Peruvian packaged pasta market were Alicorp S.A. (formed from the merger of Consorcio de Alimentos Fabril-Pacifico S.A. and Nicolini S.A. in October 1996) and Molitalia S.A, a company related to Carozzi, Lucchetti's principal competitor in Chile.

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

      Financial Liabilities. In accordance with Chilean GAAP and instructions from the SVS, Lucchetti did not consolidate its Peruvian subsidiary in its balance sheet as of December 31, 2002 or periods thereafter. At year-end 2003, Lucchetti Peru had outstanding liabilities of Ch$12,318 million, including financial debt of Ch$8,780 million. Of the financial debt outstanding, Lucchetti Chile was a co-debtor on a Ch$6,156 million leasing obligation. Since the disposal of Lucchetti Chile in March 2004, the leasing obligation is being guaranteed by time deposits made by Empresas Lucchetti.

      Lucchetti believes that the value of the assets of Lucchetti Peru with third parties exceeds the value of the remaining liabilities in Peru. However, there can be no assurance as to the timing of such sale or the sales value of any remaining unsold asset.

      Legal Proceedings. For a discussion of material legal proceedings involving Lucchetti Peru, see "Item 8. Financial Information - Legal Proceedings
- Lucchetti".

      Argentina

      Between 1993 and 2001, Lucchetti competed in the Argentine market with its pasta products. In 2001, Lucchetti decided to divest its Argentine-based operations, mainly associated with its limited in- house distribution capability, which resulted in less profitable operations than originally expected. As a consequence, Lucchetti entered into an agreement to sell its operations in Argentina to its largest competitor in the Argentine market in early 2001. The sale was concluded on June 25, 2001, following the approval of the Argentine antitrust authorities. In 2001, approximately 7.5% of Lucchetti's 2001 consolidated sales were made in Argentina.

Telecommunications - Telefonica del Sur

      At December 31, 2003, Telsur was a 73.6%-owned consolidated subsidiary of the Company. The Company's interest in Telsur is held through a wholly-owned subsidiary, VTR. Telsur is the principal provider of local telephone service in Regions X and XI and the second largest provider of telephone services in the city of Temuco, in the south of Chile. Since the year 2000, Telsur also provides local telephone service in some cities of Region VIII of Chile, including the city of Concepcion, the second largest city in the country. In addition to local telephone services, Telsur is also a provider of nationwide domestic and international long distance telephone services, Internet services and other non-regulated telecommunications services. Quinenco's economic interest in Telsur was 73.6% at December 31, 2001, 2002 and 2003, respectively. Telsur's net sales as a percentage of Quinenco's total consolidated net sales was 14.4% in 2003, 11.8% in 2002 and 9.6% in 2001.

      2002 Reorganization. With the objective of fortifying its base for future growth, Telsur restructured its operations in 2002. The reorganization involved a change in the company's management structure and a 12% cut in personnel, which were designed to reduce costs and raise efficiency levels. The restructuring process resulted in a cash outlay of US$2.1 million (historic value) in 2002. The plan was oriented towards centralizing functions, optimizing resources, modernizing processes, outsourcing services and redesigning information technology.

      2001 Bond Issue in the Chilean market. In May 2001, Telsur issued bonds in the Chilean market in the amount of UF1,000,000. The bond issue consisted of two series. Series G, which amounted to UF400,000, matures in 2005, and Series H, which amounted to UF600,000, matures in 2021.

      Strategy. Due to the dynamic nature of the telecommunications business in Chile, which in recent years has been subject to high levels of competition in all business areas and a diminishing tariff base for long distance and Internet services, Telsur has revised its strategic plan. Telsur's revised strategy is:
1) to strengthen the bases for growth of non-traditional services, 2) to expand its geographical coverage, 3) to focus on improving the operating efficiency of its business units and 4) to improve the profitability on invested capital.

      Local Exchange Telephony. Telsur is the leading provider of local telephone service in the X and XI Regions in the south of Chile, which include the cities of Puerto Montt, Valdivia, Osorno, Chiloe and Coyhaique. Telsur began providing telephone service in the IX Region, which includes the city of Temuco, during the first quarter of 1997 and currently has an estimated 47% market share in that city. In addition, Telsur expanded to the VIII Region, which includes Concepcion, in late 2000, where it currently has a 12% market share. Telsur is a facility carrier in Regions IX, X and XI (where it operates over its own network); in the rest of Chile it is a non-facility carrier, renting capacity from other networks.

      The following table shows selected financial information of Telsur and its subsidiaries at or for the years ended December 31, 2001, 2002 and 2003:

             Telsur and subsidiaries                   2001             2002             2003
                                                       ----             ----             ----
                                                          (in millions of constant Ch$)
Net Revenues ...............................      Ch$47,168        Ch$49,270        Ch$51,469
Gross margin ...............................         28,052           27,415           26,204
Operating income ...........................         13,983           13,230           12,317
Non-operating results ......................         (3,129)          (3,668)          (2,692)
Minority interest ..........................           (167)            (135)            (154)
Income taxes ...............................         (1,863)          (1,798)          (2,041)
Extraordinary items ........................             --           (1,541)              --
                                               ------------     ------------     ------------
Net income .................................       Ch$8,824         Ch$6,088         Ch$7,430
                                               ============     ============     ============

Total assets ...............................     Ch$137,040       Ch$139,754       Ch$131,796
Bank debt & bond obligations ...............         68,100           67,794           58,285
Other liabilities ..........................         11,727           14,077           12,594
Shareholders' equity .......................         57,213           57,883           60,917
Quinenco's effective economic interest .....           73.6%            73.6%            73.6%

      Tariff Structure. On December 20, 1999 and April 27, 2000, the Ministry of Economy, in conjunction with the Ministry of Transportation and Telecommunications, published in the Official Gazette the decree setting forth the rates for the regulated services of Telsur and Telcoy, an 88.7%-owned subsidiary of Telsur, for the period December 1999 - December 2004. The effect of the new tariff structure on Telsur was to reduce access charges and alter the structure of per minute charges to per second charges for basic telephony usage.

      The tariff structure for the next five year period will be established in December 2004. Whereas tariffs were previously 100% variable, consisting of a monthly fixed rate plus variable charges per minute, the new tariff structure that will be established at the end of 2004 will also incorporate tariffs for fixed rate monthly plans with prepayment or post payment options. The effect of the tariffs set to take effect in December 2004 will be reflected in Telsur's revenue base starting in 2005.

      Revenue from Telsur's local exchange telephony business, which for the year ended December 31, 2003 accounted for 52% of total revenues, is generated principally by fixed monthly fees and per minute charges, the price of which depends on the time of the day in which calls are made (utilizing peak and off-peak rates). In addition, Telsur offers prepaid fixed cost telephone services (included with basic telephony revenues). Access charges from other carriers in 2003 accounted for 11.2% of total revenues.

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

      The following table shows certain statistical data for Telsur's local exchange telephone operations at or for the years ended December 31, 2001, 2002 and 2003:

              Telsur and subsidiaries
                                                          2001           2002          2003
                                                          ----           ----          ----
Lines in Service....................................   177,304        172,093       178,168
% Growth from prior period..........................        11%            -3%            4%
Lines installed.....................................   194,842        200,470       198,600
% Growth from prior period..........................         9%             3%           -1%
Utilization Ratio(1)................................      0.91           0.86          0.90
Digitalization (2)..................................       100%           100%          100%
Automation (3)......................................       100%           100%          100%

--------------------
(1) Ratio of lines in service at the end of the period to lines installed at the end of the period.

(2) Percentage of lines in service connected to digital exchanges at the end of the period.

(3) Percentage of lines installed connected to automatic exchanges at the end of the period.

      Telsur owns approximately 82% of the telephone lines in service in the X and XI Regions, 47% of the telephone lines in service in Temuco and 12% of the telephone lines in service in Concepcion, with a total of 178,168 lines in service as of December 31, 2003. 64.8% of its lines are residential, 31.9% are commercial, 1.7% are public telephones and 1.6% are used in Telsur's businesses. During 2003, 26,394 new lines were placed in service and 20,319 existing lines were retired, representing an increase in the total number of lines in services of 4% from the prior year. Telsur's local telephone system penetration in recent years has increased to an estimated 13.9 lines per 100 inhabitants at December 31, 2003, from 4.7 lines per 100 inhabitants at December 31, 1993. These penetration levels are lower than those for Chile as a whole (21.7 lines per 100 inhabitants at March 31, 2003), reflecting the rural character of Telsur's concession area.

      As a result of its extensive addition of digital exchange technology in the last decade, Telsur achieved full digitalization of its network, with all of its lines connected to digital exchanges. The digitalization of its network has allowed Telsur to provide additional non-regulated services, including ISP, web hosting, call waiting, voice mail, call transfer, conference calling and call blocking. Digitalization also allows for more efficient utilization and maintenance of the network through automatic testing and traffic control. Other unregulated services include public telephony services, domestic and international long distance services. Non-regulated services accounted for 36.8% of Telsur's revenues as of December 31, 2003.

      Telsur's internet service subsidiary has implemented a broadband network, which offers high speed access to the Internet, network connections and video conferencing services, among others. As of December 31, 2003, Telsur had 9,941 Internet subscribers and 13,297 subscribers to high-speed wide band services with revenues of Ch$4,384 million in 2003, equivalent to 8.5% of total consolidated revenues.

      Telsur's security related services subsidiary offers alarm and telemonitoring services and access control services, oriented to individual consumers and businesses. As of December 31, 2003, the subsidiary had 9,890 clients, equivalent to a 60% market share between Concepcion and Coyhaique with revenues of Ch$1,372 million in 2003.

      Subsidiaries in Start-Up Phase. In connection with the expansion of its business, Telsur's subsidiaries Telefonica del Sur Net, Telefonica del Sur Seguridad and Telsur Call Center were in the development stage until 2002 when they began to consolidate with Telsur. Start-up losses incurred by Telsur in relation to these subsidiaries amounted to Ch$2,522 million in 2001 and Ch$898 million in 2002. The losses were recorded as a charge to Telsur's net worth in 2001 and 2002 and did not affect Telsur's results from operations.

      In October 2002, Telsur formed a new subsidiary, Blue Two Chile S.A. in order to develop the first public network of wireless wide band for Internet utilizing Bluetooth and wireless LAN technology. This subsidiary is currently in the development stage. The start-up loss associated with Blue Two's activities in 2003 was Ch$292 million. The loss was recorded as a charge to Telsur's net worth in 2003 and did not affect Telsur's results from operations.

      Long Distance Telephony. Through Telefonica del Sur Carrier S.A., a wholly-owned subsidiary of Telsur, Telsur provides domestic long distance and international long distance services. In 2003, this subsidiary reported net revenues of Ch$4,719 million (approximately 9% of total consolidated revenues).

      On March 10, 1994, an amendment to Chile's Telecommunications Law was enacted, establishing a multiple long distance carrier system in Chile, thereby permitting customers in Chile to select long distance carriers for provision of both international long distance and domestic long distance telephone services. The multi-carrier system (i) requires local telephone companies to install switches and equipment and to provide any licensed long distance carrier equal access to the local telephone system; (ii) requires local telephone companies that provide long distance services to do so only through subsidiaries constituted as open stock (publicly traded) corporations, in order to prevent cross-subsidies; and (iii) imposes temporary market limitations for the first few years of the system's operation to prevent any single carrier from establishing immediate dominance in the market.

      Competition. Telsur has faced and continues to face intense competition in every aspect of its business activities. In local telephony, Telsur faces competition from Telefonica CTC, which entered Telsur's concession area in Regions X and XI in 1996 and is the incumbent competitor in the VIII and IX Regions. Telefonica CTC, which operates approximately 80% of installed local service telephone lines in Chile, is expected to continue as a strong competitor. In long distance telephony, Telsur competes with other national carriers, including Entel, Telefonica CTC Mundo, Chilesat and Bellsouth, among others. In Internet services, Telsur competes with Entel, Terra, a subsidiary of Telefonica of Spain, VTR Hipercable and Telefonica CTC. This intense competition has led to recent consolidation in the Chilean telecommunications industry. Telsur expects that consolidation in the industry will continue as several acquisitions by major telecommunications operators have been announced and are pending regulatory and/or shareholder approval at the current time.

      Mobile telephony has experienced dramatic growth rates in Chile in recent years, and its subscriber base now exceeds that of fixed line telephony. However, traffic in minutes is inferior to that of fixed line telephony mainly due to the high per minute cost associated with mobile telephony. Telsur believes that in the past the growth of mobile telephony has been stimulated by artificially high access charges placed on fixed line telephony users when they make calls to mobile phones. Starting in 2004, access charges paid to mobile telephony operators will be reduced by approximately 28% in accordance with new tariff structures, which will be in place until 2009. The lower access charges could, in Telsur's opinion, result in higher prices to consumers as mobile operators seek ways to compensate for lower revenues from access charges. Telsur believes that lower access charges will allow fixed line telephony operators to better compete against mobile telephony operators on a price basis and could revert the declining growth tendencies seen in fixed line telephony in recent years.

      Regulatory Factors. Substantially all of Telsur's telecommunications business is conducted pursuant to non-exclusive concessions granted by the Chilean government or its instrumentalities. Obtaining the requisite government concessions and licenses is not considered a significant barrier to entry under Chile's current telecommunications regulatory regime.

      Telecommunications authorities recently set Telefonica CTC's tariffs related to access charges and charges to the public for the next five year period. In general terms, new tariffs incorporate fixed monthly pricing options for fixed line telephony service and higher access charges for the use of Telefonica CTC's network.

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

Telecommunications - Entel

      As of December 31, 2003, Quinenco owns a 5.7% interest in Entel, a leading telecommunications provider in Chile. The interest in Entel is held through wholly-owned intermediate holding companies, VTR S.A. and Comatel S.A. In 2003, the Company's equity participation in Entel's net income was Ch$3,414 million.

      During 1999, through privately negotiated transactions and purchases on the open market, Quinenco acquired a 14.3% interest in Entel. During the first half of 2000, additional purchases were carried out on the open market and the Company's interest in Entel reached 14.5%. In August 2000, the Company sold a 0.8% interest in Entel. During 2001, the Company sold an additional 8% interest in Entel for Ch$92,401 million. The pre-tax gain on the sale amounted to Ch$51,567 million in 2001. Quinenco does not consolidate Entel's results, which are accounted for as an equity-method investment. Entel is traded on the Chilean stock exchanges.

      Founded in 1964, Entel is the largest provider of cellular telephony services in Chile with approximately 2.7 million clients. In addition, Entel's digital network allows it to offer integrated telecommunications services which include national and international long distance multi-carrier services, Internet services, voice, data and video communication services. Entel also operates public telephones and call centers throughout the country. Entel's subsidiary in the United States, Americatel, offers specialized long distance services oriented to Spanish speaking customers in that country.

      The following table contains selected financial information derived from Entel's 2002 and 2003 Annual Report relating to Entel and its subsidiaries at or for the years ended December 2001, 2002 and 2003:

               Entel and subsidiaries
                                                                      2001             2002              2003
                                                                      ----             ----              ----
                                                              (in millions of constant Ch$, except percentages)
Net Sales .................................................     Ch$738,412       Ch$812,809       Ch$729,252
Gross margin ..............................................        312,483          333,002          321,623

Operating income ..........................................         86,518           98,536          108,212
Non-operating results .....................................        (49,204)         (51,388)         (40,078)
Minority interests ........................................           (924)          (1,302)             (86)
Income taxes ..............................................           (808)          (4,339)          (8,071)
                                                              ------------     ------------     ------------
Net income ................................................      Ch$35,582        Ch$41,507        Ch$59,977
                                                              ============     ============     ============

Total assets...............................................   Ch$1,246,178     Ch$1,303,468     Ch$1,231,936
Bank debt & bond obligations ..............................        331,266          447,152          367,644
Other liabilities .........................................        392,805          305,970          280,477
Shareholders' equity ......................................        522,107          550,346          583,815
Quinenco's effective economic interest ....................            5.7%             5.7%             5.7%

      The following table shows the composition of Entel's consolidated sales and certain statistical data pertaining to Entel's telecommunications operations at or for the year ended December 31, 2001, 2002 and 2003:

                  Entel and subsidiaries                               2001              2002              2003
                                                                       ----              ----              ----
                                                                        (in millions of constant $0$)
Net Sales:
Telephony services (including long distance & Internet) .        Ch$162,938        Ch$182,942        Ch$155,004
Private business network services .......................            63,845            63,516            59,898
Wireless telephony services .............................           266,567           324,903           342,764
Local telephony services ................................            27,110            27,007            27,073
International subsidiaries ..............................           217,952           214,441           144,513
                                                                -----------       -----------       -----------
Total net sales .........................................        Ch$738,412        Ch$812,809        Ch$729,252
                                                                ===========       ===========       ===========

National multi-carrier traffic (millions of minutes) ....             793.2             698.9             613.7
International multi-carrier traffic (millions of minutes)              91.8              91.7              90.3
Americatel multi-carrier national & international traffic
(millions of minutes) ...................................               987               937               674
Number of cellular telephone subscribers ................         1,938,846         2,292,536         2,684,214

Manufacturing - Madeco

      Madeco was a 55.2%-owned consolidated subsidiary of the Company for the year ended December 31, 2003 and a 53.4%-owned and 56.1%-owned subsidiary for the years ended December 31, 2002 and 2001. Madeco's net consolidated sales as a percentage of the Company's consolidated net sales was 66.5% in 2003, 64.7% in 2002 and 70.0% in 2001.

      Madeco is a leading diversified manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. Additionally, Madeco is also a leading producer of flexible packaging products for large consumer industries. Madeco has a significant presence throughout Chile, Brazil, Argentina and Peru with production and sales activities in these countries.

      Historically, the prices for copper and aluminum, the principal raw materials used by Madeco, have fluctuated greatly. Madeco's price policy is to sell based on the quantity of metal contained in a product, valued at the London Metals Exchange, or "LME", prices. Madeco generally has been able to increase its selling prices in response to increases in costs of copper and/or aluminum. There can be no assurance, however, that Madeco will be able to recover increases in the cost of copper and/or aluminum in the future. Further, while Madeco has not experienced significant difficulty in obtaining raw materials in the past, there can be no assurance that the materials it uses will remain available in the future. For further information, see "Item 11. - Quantitative and Qualitative Disclosures About Market Risk - Commodity Price Risk".

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

      Madeco's principal activity, which accounted for 57.6%, 51.2% and 46.5% of Madeco's consolidated sales in 2001, 2002 and 2003, respectively, is the wire and cable business. Since 1997, Madeco has participated in the wire and cable business in Brazil through its subsidiaries, Ficap S.A. ("Ficap"), which produces copper and aluminum cables, and Optel Ltda. ("Optel"), a producer of optical fiber cable. For the year 2003, sales in Brazil generated 49.5% of the total revenues of the wire and cable business segment and 23.0% of Madeco's total consolidated revenue. Madeco's revenues are dependent on the overall level of economic activity and investment in Brazil and demand from its main customers, currently energy transmission and distribution companies and durable goods manufacturers. Demand for metallic and fiber optic cables by telecom customers, which in prior years represented an important part of the unit's sales, only accounted for 1% of sales in 2003 and is not expected to recover in the foreseeable future due to, among other things, a lack of investment by telecom operators, the substitution with optical fiber cables and a growing use of wireless telephone communications. Although Madeco continues to produce telecom cables in Brazil, plant capacity for telecom cables is largely under-utilized. This downturn continued in 2003 and was further exacerbated by lower demand for cable products by customers in the energy transmission and distribution sector, mainly as a result of the postponement of electric sector investments, which in turn is mainly due to the low level of economic activity and the current regulatory environment. In order to achieve production efficiencies in 2003, Madeco concentrated aluminum plant production in Rio de Janeiro and Sao Paulo.

      In addition, Madeco's businesses in Argentina, which in 2001 generated approximately 14.7% of Madeco's consolidated sales, were deeply affected by the economic deterioration in Argentina in 2001. At the beginning of the year 2002, as a consequence of Argentina's tumultuous economic environment and political instability, Madeco suspended its Argentine wire and cable and brass mills operations. It has since partially reopened brass mills production at the Barracas plant in September 2003 and foundry activities at the Llavallol plant in November 2003. Madeco expects to reopen its remaining Argentine facilities when levels of demand have the scale to operate efficiently and when Madeco believes such levels are sustainable.

      As a result of the material adverse effect on Madeco of the deep economic recession in Argentina and other adverse economic developments in the markets in which it operates, Madeco developed and implemented in 2002 and 2003 a refinancing plan to fortify its capital structure and improve its debt repayment capacity.

      Capital Increase and Debt Restructuring. On July 10, 2002 at an extraordinary shareholders' meeting, Madeco's shareholders approved a capital increase of Ch$63 billion (historic value), divided into 1.8 billion shares at Ch$35 per share. Shareholders agreed that the capital increase would be conditioned upon a minimum capital subscription of Ch$47 billion (historic value) as well as the successful renegotiation of the company's bank facilities under terms more favorable to Madeco and compatible with its estimated cash generation capacity. Shareholders were offered the option to subscribe to the capital increase under a mandate with Banchile Corredores de Bolsa, a 99.7%-owned stock brokerage subsidiary of Banco de Chile, which would monitor the process and only allow for the final subscription and payment of shares once the minimum conditions of the capital increase were met.

      On October 8, 2002, the preferential rights offering period of the capital increase was concluded, and 19,511,028 shares for Ch$683 million (historic value) were subscribed and paid for outside of the mandate option. An additional 1,057,082,454 shares for Ch$36,998 million (historic value) were subscribed under the mandate agreement and held in escrow. On October 15, 2002, the company announced that the minimum conditions established for the capital increase had not been met and the funds held in escrow were returned to shareholders.

      Quinenco directly and indirectly subscribed to 1,009,989,363 shares for Ch$35,350 million (historic value) during the preferential rights offering period of Madeco's capital increase, but due to the failure to meet the minimum conditions, its subscription was returned under the mandate agreement. As a result, Quinenco's interest in Madeco decreased from 56.1% to 53.4%.

      On December 18, 2002, Madeco reached agreements with fourteen of its bank lenders to amend certain of its credit facilities. The terms of the agreements provided for a US$120 million debt (historic value) restructuring over seven years, conditioned upon a repayment of 30% of the loan balances at the time of signing amended and modified loan agreements. The agreements were also conditioned upon a minimum capital increase of Ch$49,400 million (historic value) on or before March 31, 2003.

      On February 18, 2003, Madeco initiated a Ch$101,380 million (historic value) capital increase. On March 4, 2003, Quinenco directly and indirectly subscribed and paid for 2,058,353,792 shares for Ch$49,400 million (historic value).

      The voluntary offering period concluded on March 22, 2003. Subscribed and paid capital amounted to Ch$51,314 million (historic value), divided in 2,138,097,727 shares. Following the close of the pre-emptive rights offering period, Madeco initiated a bond capitalization process that concluded on March 31, 2003. Series A and Series C bondholders capitalized a total of 154,876,051 shares at Ch$24 per share for an amount equivalent to Ch$3,717 million (historic value).

      As a result of the capital increase, Madeco issued a total of 2,292,973,778 shares. Total subscribed and paid capital as of April 1, 2003 amounted to 2,698,484,806 shares. As a result of the capital increase, Quinenco's interest in Madeco increased from 53.4% to 84.3%.

      With the proceeds of the capital increase, Madeco paid 14 of its bank lenders Ch$28,847 million (historic value), equivalent to 30% of the outstanding debt with those lenders. The remaining 70% of outstanding debt, which amounted to Ch$63,403 million (historic value), was refinanced over seven years with a three year grace period.

      An additional 264,800,000 shares were sold in a public auction on the Santiago Stock exchange on June 6, 2003 for Ch$7,679 million (historic value). As a result of the sale, Madeco's total outstanding shares increased to 2,963,284,806 shares. Quinenco did not subscribe for any of these additional shares. As a consequence, its interest in Madeco decreased from 84.3% to 76.8% as of the same date.

      On August 20, 2003, in a public auction on the Santiago Stock Exchange, an additional 1,156,803,602 shares were sold for Ch$32,403 million (historic value), increasing total outstanding shares to 4,120,088,408. Quinenco did not subscribe to additional shares, and as a consequence, its interest in Madeco decreased to 55.2%.

      Total funds raised in the capital increase amounted to Ch$95,114 million (historic value). Proceeds were used to reduce liabilities and provide additional working capital for the company.

      Arbitration with Corning Inc. In June 2002, Madeco announced that it had been notified by Corning Inc., Madeco's joint venture partner in Optel, an optical fiber cable producer in Brazil and Argentina, of Corning Inc.'s desire to liquidate the joint venture. Madeco believed that Corning was attempting to unjustifiably terminate its agreements with Madeco and filed an arbitration suit against its partner to resolve the dispute. On November 11, 2003, Madeco was notified that the arbitrators had resolved the dispute in favor of Corning. The arbitral decision provided for the termination of the investment agreement governing the joint venture, and as a result, Madeco lost certain rights over the appointment of Optel's management and its rights to exercise a put option to sell its Optel shares to Corning for US$18 million between January 2004 and December 2005 (consequently, the subsidiary was not consolidated with Madeco in its December 31, 2003 financial statements). In addition, the decision obliges the company to agree to the liquidation of Optel at Corning's request. As a consequence of this unfavorable ruling, Madeco recognized provisions of Ch$4,917 million in the fourth quarter of 2003 in order to reflect the value of its 50% equity share in Optel and costs associated with the ruling.

      2001 Bond Issue. On August 3, 2001, Madeco issued bonds in the Chilean market for UF1,500,000 (equivalent to US$35.5 million on the transaction date). The bond issue consisted of one series maturing in 2004. The proceeds from the bond issue were used to refinance existing debt.

      Sale of 25% Interest of Ficap Optel. On March 27, 2001, Madeco announced that it had sold a 25% interest in Optel to Corning International Corporation, for US$20 million (historic value). The pre-tax gain on the sale of its interest was Ch$3,264 million. Following the sale of this interest, Madeco and Corning both owned a 50% interest in Optel. Also, as part of the joint venture arrangement, Optel purchased 99.9% of Corning Argentina for US$10 million (historic value) and expanded its optical fiber business into Argentina.

      Strategy. Madeco's current business plan is based on improvements in the marketing, production, and administrative areas of the company, with particular emphasis on the wire and cable business unit and its largest operation, Ficap in Brazil. Madeco's management is focused on the following areas:

            o increasing revenues through a reorganization of commercial activities in order to recover market share, development of export markets and coordination of commercial activities among subsidiaries;

            o     development of a specialty cable niche market in Brazil;

            o improvement in operating efficiencies in Madeco's production facilities by means of: efficient use of assets in each country, reductions in personnel and in overtime hours and reductions in manufacturing costs and scrap rates;

            o optimization of the level of selling, general and administrative expenses through austerity measures and synergies; and

            o capitalizing on assets through maximizing capacity utilization, minimizing capital expenditures and selling off disposable assets.

      In 2003, Madeco's consolidated net sales were Ch$237,666 million, of which 46.5% corresponded to sales of wire and cable products, 23.6% to brass mills products, 12.3% to aluminum profile products, and 17.6% to flexible packaging products. Export sales amounted to Ch$52,420 million, accounting for 22.1% of consolidated sales in 2003. Export sales volume amounted to 30,838 equivalent tons, which represented 28.2% of the total 109,315 equivalent tons sold in 2003.

      The following table shows selected financial information of Madeco and its subsidiaries at or for the years ended December 31, 2001, 2002 and 2003:

               Madeco and subsidiaries
                                                                   2001                 2002                2003
                                                                   ----                 ----                ----
                                                              (in millions of constant Ch$, except percentages)
Net sales:
      Wire and Cable.................................        Ch$198,749           Ch$132,402          Ch$110,526
      Brass Mills....................................            72,632               57,127              56,177
      Aluminum Profiles..............................            29,881               28,377              29,226
      Flexible Packaging ............................            44,026               40,939              41,737
                                                             ----------           ----------          ----------
            Total net sales..........................        Ch$345,288           Ch$258,845          Ch$237,666
                                                             ==========           ==========          ==========
Operating income (loss):
      Wire and Cable ................................          Ch$9,946            Ch$(2,959)          Ch$(1,021)
      Brass Mills....................................               668                1,074               1,448
      Aluminum Profiles..............................               508                3,655               3,773
      Flexible Packaging............................               (26)                2,273               3,257
                                                             ----------           ----------          ----------
            Total  operating income (loss) ..........         Ch$11,096             Ch$4,043            Ch$7,457

Non-operating results................................           (64,110)             (48,045)            (22,020)
Income taxes                                                       (435)               1,416              (1,593)
Minority interest....................................             1,334                2,018                (578)
                                                             ----------           ----------          ----------
Net income (loss) ...................................        Ch$(52,115)          Ch$(40,568)         Ch$(16,734)
                                                            ===========          ===========         ===========

Total assets ........................................        Ch$421,008           Ch$381,934          Ch$353,676
Bank debt & bond obligations.........................           218,282              217,895             146,525
Other liabilities....................................            74,413               63,815              59,582
Shareholders' equity.................................           128,313              100,224             147,569
Quinenco's effective economic interest ..............             56.1%                53.4%               55.2%

      The following table shows selected information regarding Madeco's plant facilities, installed capacity, and average utilization in 2003:


                                                       Plant size        Installed Production           Avg. Capacity
            Production facility                   (in square meters)  Capacity (in tons per year)   Utilization in 2003(1)
            -------------------                   ------------------  ---------------------------   ----------------------
Wire and Cable (4):
San Miguel, Chile .........................               27,650                15,100                        48%
Sao Paulo, Brazil .........................               28,300                29,100                        75%
Rio de Janeiro, Brazil ....................               58,000                20,760                        20%
Bahia, Brazil (5) .........................               19,000                12,360                        20%
Lima, Peru ................................               49,150                12,000                        75%
Lima, Peru ................................                  770                 3,120                        77%
Llavallol, Argentina (2) ..................               18,162                10,800                         0%
Quilmes, Argentina (2) ....................               39,850                 6,890                         0%
Average capacity utilization of Wire and
Cable production facilities ...............                                                                   41%

Brass Mills:
San Miguel, Chile .........................               32,400                38,530                        75%
Lo Espejo, Chile ..........................               21,500                78,200                        64%
Quilpue, Chile ............................               12,100                 9,000                        40%
Llavallol, Argentina (2)(3) ...............               31,887                 6,883                         0%
Barracas, Argentina (2)(3) ................               15,800                 8,400                         5%
San Luis, Argentina (2) ...................                3,450                 3,300                         0%
Average capacity utilization of Brass
Mills production facilities ...............                                                                   58%

Flexible Packaging:
Santiago, Chile ...........................               16,600                13,600                        83%
San Luis, Argentina .......................                7,500                 5,900                        67%
Average capacity utilization of Flexible
Packaging production facilities
                                                                                                              78%
Aluminum Profiles:
Santiago, Chile ...........................               33,200                16,800                        64%

----------------------
(1) Average Capacity Utilization: total real production output as a percentage of installed annual production capacity.

(2) In 2002, as a consequence of the economic crisis, Madeco closed its wire and cable and brass mills production facilities in Argentina.

(3) The brass mills facility, in Barracas Argentina was reopened in September 2003 and the Llavallol foundry activities were reopened in November 2003.

(4) Through its 50% investment in Optel, Madeco had optical fiber cable production capacity of 420,000 kms. in Argentina and 1,000,000 kms. in Brazil. Madeco was involved in an arbitration suit with its joint venture partner in optical fiber production. The suit was resolved against Madeco at the end of 2003. See "Item 8. Financial Information - Legal Proceedings".

(5) In 2003, aluminum cable production was transferred to the Sao Paulo and Rio de Janeiro plants.

      The following table shows Madeco's sales volumes, in metric tons, by business segment, in 2001, 2002 and 2003:

      Sales Volume (in metric tons):            2001         2002         2003
                                                ----         ----         ----
      Wire & Cable (1) ................       75,853       60,415       53,923
      Brass Mills .....................       36,833       29,353       30,360
      Flexible Packaging ..............       14,013       13,912       14,821
      Aluminum Profiles ...............       10,258        9,978       10,211
                                             -------      -------      -------
      Total ...........................      136,957      113,658      109,315
                                             =======      =======      =======

      Optical Fiber cables (in kms) (2)      555,202       65,452           --
                                             =======      =======      =======

      Total equivalent tons ...........      149,575      115,146      109,315
                                             =======      =======      =======

(1) Volume sales of the wire and cable unit in 2001, 2002 and 2003 include metal only. Figures presented above differ from those presented in Madeco's Annual Report on Form 20-F in 2002 and 2001 due to a change in measurement standards. Volume sales of the wire and cable unit in 2002 and 2001 included metal and insulating materials.

(2) Total sales volume represented in tons include the conversion of optical fiber volume sales using the conversion rate of 1 ton=44 kilometers.

      Wire and Cable Business Unit

      Madeco's principal activity is its wire and cable business, which accounted for 46.5% of consolidated sales in 2003. Madeco's wire and cable business expanded from Chile to Argentina in 1990, to Peru in 1994, and to Brazil in 1997. The Brazilian wire and cable operation, which in 2003 included the production and commercialization of copper and aluminum wire and cables, is Madeco's largest operation in this business segment with sales in 2003 of Ch$54,671 million, representing 49.5% of the total wire and cable segment sales of Ch$110,526 million in 2003.

      Madeco produces a wide variety of wire and cable products for the telecommunications, energy, mining, industry and construction sectors, the most generalized characteristics being: singular strand (wire) versus multiple, twisted strands (cable), bare or insulated and non-magnetic or magnetic strands. In addition to production facilities for the manufacturing of copper and/or aluminum wire and cable products in Chile, Brazil, Peru and Argentina. Madeco supplies the telecommunications, energy transmission and distribution, mining, general industry and construction sectors.

      Madeco, through an investment in Optel, also has production facilities in Brazil and Argentina for the production of optical fiber cables in a joint venture with Corning. Madeco was involved in an arbitration suit with its joint venture partner and the arbitration was resolved against Madeco at the end of 2003. For further information, see "Item 8. Financial Information - Legal Proceedings".

      Sales of the wire and cable business unit decreased by 16.5% in 2003 mainly as a result of a 12.9% decline in sales volumes, mainly due to 23.5% lower sales of aluminum cables to customers in the energy transmission and distribution sector in Brazil. Revenues were also impacted by the appreciation of the Chilean peso vis-a-vis the U.S. dollar on the sales of foreign subsidiaries. The decline in unit sales was partially offset by 14.2% average higher prices in U.S. dollars of metallic cables as a consequence of higher average copper costs. Export sales accounted for 12.9% of the wire and cable unit's revenue in 2003.

                        Madeco and subsidiaries                                                 Wire and Cable Unit
                                                                                     2001                2002              2003
                                                                                     ----                ----              ----
Revenues (in millions of constant Ch$):
Chile...................................................................        Ch$19,750           Ch$20,607         Ch$19,072
Brazil..................................................................          122,260              71,444            54,671
Argentina...............................................................           15,425               2,124             2,147
Peru....................................................................           18,853              18,358            20,419
Exports (1) ............................................................           22,461              19,869            14,217
                                                                               ----------          ----------        ----------
Total...................................................................       Ch$198,749          Ch$132,402        Ch$110,526
                                                                               ==========          ==========        ==========

Sales Volume of Copper & Aluminum Cable
 (in metric tons) (2)
Chile...................................................................            7,318               7,269             6,580
Brazil..................................................................           43,387              32,722            28,135
Argentina...............................................................            3,449               1,325             1,138
Peru....................................................................            6,686               6,123             7,799
Exports (1).............................................................           15,013              12,976            10,271
                                                                               ----------          ----------        ----------
Total...................................................................           75,853              60,415            53,923
                                                                               ==========          ==========        ==========

Sales Volume of Optical Fiber Cable (in kms) (3)
Chile...................................................................              253               3,174                --
Brazil..................................................................          473,779               2,128                --
Argentina...............................................................           32,377               3,525                --
Peru....................................................................            6,346                  72                --
Exports (1).............................................................           42,447              56,553                --
                                                                               ----------          ----------        ----------
Total...................................................................          555,202              65,452                --
                                                                               ==========          ==========        ==========

----------------------
(1) Exports for the wire and cable unit are considered to be all sales to customers in any country other than Chile, Brazil, Argentina and Peru.

(2) Volume sales of the wire and cable unit in 2001, 2002 and 2003 include metal only. Figures presented above differ from those presented in Madeco's Annual Report on Form 20-F in 2002 and 2001 due to a change in measurement standards. Volume sales of the wire and cable unit in 2002 and 2001 included metal and insulating materials.

(3) Optical fiber cable sales volumes are not included in 2003 as Madeco did not consolidate with Optel. For further information see "Item 8. Financial Information - Legal Proceedings".

      Wire and Cable - Chile

      Madeco produces copper wires and cables in Chile. The Chilean operations accounted for 17.3% of the total wire and cable segment sales and 8.0% of total consolidated sales in 2003.

      Customers. Madeco has approximately 360 clients in Chile. In 2003, products were sold to durable goods manufacturers (55%), distributors (16%), energy transmission and distribution companies (12%), mining businesses (8%), telecom operators (6%) and others (3%). There was no significant concentration of sales made to any one client in 2003.

      Competition. The total market size of the wire and cable industry, (metal estimates only; does not include insulating materials) in Chile is estimated to be 23,863 metric tons as of December 31, 2003. Madeco estimates that its market share in Chile was 30% in 2003. Madeco has two main competitors in the Chilean wire and cable industry, Cocesa, a subsidiary of Phelps Dodge Corporation with an estimated market share of 29%, and Covisa, a local producer with an estimated market share of 16%. In addition, there are other domestic and international competitors in the Chilean market with market shares of 7% and 18%, respectively.

      Manufacturing facilities. Production is carried out in Madeco's plant facilities located in Santiago. Manufacturing activities are dedicated to the production of copper wire and cable products. The Chilean facility does not currently produce aluminum or optical fiber wire and cables.

      Raw materials. Madeco purchases copper supplies for its wire and cable operations in Chile from two large Chilean mining companies, Codelco and Enami. Madeco has many suppliers for both PVC and polyethylene, and believes it is currently not dependent on any one supplier.

      Wire and Cable - Argentina

      Madeco's Argentine wire and cable operation are operated through its wholly-owned subsidiary Decker-Indelqui. Until early 2002, Madeco manufactured a wide variety of copper, aluminum and optical fiber wire and cable products in Argentina. At the beginning of the year 2002, as a consequence of Argentina's economic environment and political instability, the company suspended its Argentine wire and cable production operations. Madeco intends to reinitiate wire and cable production in Argentina when levels of demand have the scale to operate efficiently and when Madeco believes such levels are sustainable. Further, since 2002, Madeco and its joint venture partner, Corning, have minimized the operations of their optical fiber joint venture, Optel, in Argentina. At present, Optel commercializes optical fiber cable imported from Brazil. Madeco cannot assure the future Argentine operations of Optel. See "Item
8. Financial Information - Legal Proceedings - Madeco".

      The Argentine operations accounted for 1.9% of wire and cable segment sales in 2003 and 0.9% of Madeco's consolidated sales.

      Customers. In 2003, Madeco's copper and aluminum wire and cable operation had approximately 90 clients in Argentina. Products were sold to distributors (66%), energy transmission and distribution companies (25%), durable goods manufacturers (1%) and exports and others (8%). There was no significant concentration of sales made to any one client in 2003.

      Competition. The total market size of the wire and cable industry in Argentina (metal estimates only; does not include insulating materials) is estimated to be 31,700 metric tons as of December 31, 2003. Madeco estimates that its market share in Argentina was 4% in 2003. Madeco's main competitors in the Argentine wire and cable industry are Pirelli (25%), Imsa (18%) and Cimet (10%). In addition, there are other domestic and international competitors in Argentina which have estimated market shares of 40% and 3%, respectively.

      Manufacturing facilities. Production facilities for copper and aluminum cables are located in Quilmes and Llavallol, on the outskirts of Buenos Aires. Due to the ongoing economic crisis in Argentina, production for cable and aluminum wire and cables has been ceased and commercial activities are conducted through imports from Madeco's Chilean and Brazilian operations. Optical fiber production has been minimized in Argentina. For further information, see "Item
8. Financial Information - Legal Proceedings - Madeco".

      Raw materials. Madeco purchased its copper supplies for the Argentine operations from two large Chilean mining companies, Codelco and Enami. Madeco had many suppliers for both plastic and rubber materials. Optical fiber was supplied by Corning according to the terms established in the joint venture agreement with Madeco. At present, wire and cable products are imported from Madeco's Chilean and Brazilian operations.

      Wire and Cable - Brazil

      In Brazil, Madeco has operated in the copper and aluminum wire and cable segment through its wholly-owned subsidiary, Ficap, since 1997. In 1999, Ficap formed Optel, a joint venture with Corning to produce and commercialize optical fiber cable. Since 2003, Madeco and its joint venture partner, Corning, have minimized the operations of their optical fiber joint venture, Optel, in Brazil. Madeco cannot assure the future Brazilian operations of Optel. See "Item 8. Financial Information - Legal Proceedings - Madeco".

      The Brazilian operations accounted for 49.5% of wire and cable segment sales in 2003 and 23.0% of Madeco's consolidated sales.

      Customers. Madeco's copper and aluminum wire and cable operation had approximately 2,580 clients in Brazil in 2003. Products are sold to durable goods manufacturers (50%), distributors (36%), energy transmission and distribution companies (4%), telecom operators (1%) and others (9%). The largest customer in Brazil, a telecom operator, accounted for 8.7% of total wire and cable segment sales in 2003.

      Competition. The total market size of the wire and cable industry in Brazil (metal estimates only; does not include insulating materials) is estimated to be 149,644 metric tons as of December 31, 2003, a contraction of 52.7% from the 2001 level. Madeco estimates that its market share in Brazil was 18% in 2003. Madeco's main competitors in the Brazilian wire and cable industry are Pirelli (21%), Alcoa/Phelps Dodge (11%) and Furukawa (5%). In addition, there are many other domestic and international competitors in Brazil, which have estimated market shares of 43% and 2%, respectively.

      Manufacturing facilities. Madeco has four plant facilities in Brazil, a copper cable and an optical fiber cable plant in Rio de Janeiro, a copper cable plant in Sao Paulo and an aluminum plant in Bahia. For efficiency reasons, production of aluminum cables is currently being carried out at the Sao Paolo and Rio de Janeiro plants. Optical fiber production has been minimized in Brazil. For further information, see "Item 8. Financial Information - Legal Proceedings - Madeco".

      Raw materials. Most of the Brazilian operations' copper requirements are purchased from Caraiba Metais, the main local supplier, and the remainder is supplied by Madeco's suppliers in Chile, as well as Madeco's Chilean and Peruvian operations. Aluminum is purchased from Companhia Brasileira de Aluminio, a large local supplier in Brazil. Optical fiber was supplied by Corning according to terms established in the joint venture agreement.

      Wire and Cable - Peru

      In Peru, Madeco produces a variety of copper and aluminum wire and cable products, excluding plastic insulated aluminum products. The Peruvian operations of the wire and cable segment accounted for 18.5% of wire and cable segment sales and 8.6% of consolidated sales in 2003. In Peru, Madeco operates in the copper and aluminum wire and cable segment through its subsidiary, Indeco.

      Customers. Madeco's copper and aluminum wire and cable operation had approximately 1,160 clients in Peru in 2003. Products are sold to distributors (25%), energy transmission and distribution companies (11%), telecom operators (11%), retailers (7%), durable goods manufacturers (4%), mining (4%) and exports and others (38%). There was no significant concentration of sales made to any one client in 2003.

      Competition. The total market size of the wire and cable industry in Peru (metal estimates only; does not include insulating materials) is estimated to be 12,200 metric tons as of December 31, 2003. Madeco estimates that its market share in Peru was 64% in 2003. Madeco's main competitors in the Peruvian wire and cable industry are Ceper (11%) and Celsa (10%). In addition, there are other domestic and international competitors with estimated market shares of 9% and 6%, respectively.

      Manufacturing facilities. Manufacturing activities of copper and aluminum wire and cable products are carried out in Indeco's plant, located in Lima.

      Raw materials. The main raw material, copper, is purchased from two main suppliers, Southern Peru Copper Corporation and Sociedad Minera Cerro Verde. Aluminum is purchased from three suppliers, Aluminios Pianmeca, Siderugica del Norte and Conductores de Aluminio del Caroni. Madeco has many suppliers for both plastic and rubber materials, and believes it is not dependent on any one supplier.

      Brass Mills Business Unit

      Sales of the brass mills segment amounted to Ch$56,177 million, accounting for 23.6% of Madeco's consolidated sales in 2003. Madeco has been operating in the brass mills business in Chile since 1944. Business expanded from Chile to Argentina in 1994 and brass mill operations in Argentina have been conducted through Madeco's subsidiary, Decker-Indelqui. As a consequence of Argentina's unstable economic and political environment, Madeco halted its brass mills production in Argentina in early 2002. As a result of a gradual recovery of the Argentine market, Madeco reopened certain of its brass mills production operations at the Barracas plant and smelting production at the Llavallol facility in the second half of 2003 and is also currently supplying the Argentine market through imports from subsidiaries in Chile and Brazil. Madeco intends to reinitiate its remaining inoperative brass mills production when levels of demand have the scale to operate efficiently and when Madeco believes such levels are sustainable.

      Madeco's brass mills business unit is composed of: (1) pipes, bars and sheets and (2) coin blanks and minted coins. Pipes, bars and sheets are manufactured in Chile and in Argentina from copper, copper alloys, brass and aluminum and are used by other industrial firms and in the construction sector. Madeco, through its Chilean subsidiary, Armat, also produces coin blanks and minted coins in Chile. Madeco's brass mills products are sold in 27 countries with exports accounting for 57.0% of total sales revenue and 62.0% of total sales volume of the brass mills business unit in 2003.

      Sales of the brass mills business unit decreased by 1.7% in 2003, mainly attributable to a 32.9% reduction in revenues associated with the coin division. Coin division sales were affected by lower export volume and lower average prices. The decrease in sales of the coin division was partially offset by a 5.1% increase in pipes, bars and sheets primarily due to higher volume sales of copper pipes in Chile and Argentina as well as higher average prices in Chile.

                         Madeco and subsidiaries                                                Brass Mills Unit
                                                                                      2001               2002                2003
                                                                                      ----               ----                ----
Revenues (in millions of constant Ch$):
Pipes, Bars and Sheets
Chile.....................................................................       Ch$18,995          Ch$18,340           Ch$19,432
Argentina.................................................................           8,529              2,683              4,093
Exports (1)...............................................................          30,979             25,963              25,852
                                                                                 ---------          ---------           ---------
Total Pipes, Bars and Sheets..............................................       Ch$58,503          Ch$46,986           Ch$49,377
Coins Chile...............................................................        Ch$1,078           Ch$1,254              Ch$629
Exports (2)...............................................................          13,051              8,887               6,171
                                                                                 ---------          ---------           ---------
Total Coins..............................................................        Ch$14,129          Ch$10,141            Ch$6,800
Total Brass Mills Unit                                                           Ch$72,632          Ch$57,127           Ch$56,177
                                                                                 =========          =========           =========

Sales Volume of Pipes, Bars and Sheets (in metric tons)
Chile.....................................................................           8,978              8,494               9,134
Argentina.................................................................           3,927              1,113               2,318
Exports (1)...............................................................          19,236             16,164              15,923
                                                                                 ---------          ---------           ---------
Total.....................................................................          32,141             25,771              27,375
                                                                                 =========          =========           =========

Sales Volume of Coins (in metric tons)
Chile.....................................................................              39                 92                  71
Exports (2)...............................................................           4,653              3,490               2,914
                                                                                 ---------          ---------           ---------
Total.....................................................................           4,692              3,582               2,985
                                                                                 =========          =========           =========

----------------------
(1) Exports for the pipes, bars and sheets sub-unit are considered to be all sales to customers in any country other than Chile and Argentina.

(2) Exports for the coins sub-unit are considered to be all sales to customers in any country other than Chile.

      Brass Mills - Pipes, Bars and Sheets

      Sales of the pipes, bars and sheets sub-unit, which includes the manufacturing of pipes, bars, bus bars and sheets in copper, copper alloy, brass, aluminum and aluminum alloy amounted to Ch$49,377 million in 2003, accounting for 87.9% of the total brass mills business unit's sales and 20.8% of consolidated sales in 2003. Sales in Chile accounted for 39.4% of pipes, bars and sheets revenue in 2003, sales in Argentina accounted for 8.3%, and exports accounted for 52.3%.

      Customers. In 2003, Madeco had 635 customers in Chile, 492 in Argentina and 135 customers in its export markets. The largest customer, a brass mills products distributor in Austria, accounted for 13.8% of the total pipes, bars and sheets sales in 2003. In Chile, pipes, bars and sheets are sold to retailers (68%), durable goods manufacturers (13%), electric appliance manufacturers (5%), aluminum manufacturers (4%) and others (10%). In Argentina, pipes, bars and sheets are sold to distributors (59%), durable goods manufacturers (26%) and construction companies (15%).

      Competition. Madeco estimates that the total market size for pipes, bars and sheets was approximately 16,734 metric tons in Chile and 17,000 metric tons in Argentina, as of December 31, 2003. Madeco estimates that it has a 55% market share in Chile and a 13% market share in Argentina. There are four main competitors in the Chilean pipes, bars and sheets market, including Cembrass (7%), Tecob (2%), Conmetal (8%) and Offermanns (2%). In addition, there are other domestic and international competitors in the Chilean pipes, bars and sheets market, which have estimated market shares of 2% and 24%, respectively. There are four main competitors in the Argentine pipes, bars and sheets market, including Pajarbol-Cembrass (15%), Sotyl (12%), Vaspia (7%) and Quimetal (7%). In addition, there are other domestic and international competitors in the Argentine pipes, bars and sheets market, which have estimated market shares of 34% and 12%, respectively. While Madeco does not collect extensive market share information regarding the global brass mills industry, it estimates that the size of the global market exceeds 4 million metric tons and that Madeco's market share represents less than 1%.

      Manufacturing facilities. Manufacturing activities of pipes, bars and sheets are carried out in Chile at Madeco's plant located in San Miguel, near Santiago. In addition, Madeco has a smelting facility in Lo Espejo, near Santiago. Manufacturing in Argentina, which was halted in early 2002, was carried out in three brass mills facilities in Argentina, in San Luis, Llavallol and Barracas. The manufacturing plant at Barracas was reopened in September 2003 and the smelting facility at Llavallol in November 2003.

      Raw materials. The primary raw materials used in the production of pipes, bars and sheets are copper, aluminum, zinc, nickel and tin. Copper supplies are purchased for both Argentina and Chile from two large Chilean mining companies, Codelco and Enami. In 2003, Madeco obtained most of its aluminum requirements from Aluminios Argentinos in Argentina. Zinc is purchased from two Peruvian suppliers, Doe Run Peru and Cajamarquilla.

      Brass Mills - Coin Blanks and Minted Coins

      Sales of the coins sub-unit, which includes the manufacture of coin blanks and minted coins, amounted to Ch$6,800 million in 2003, accounting for 12.1% of the total brass mills business unit's sales and 2.9% of consolidated sales in 2003. Sales in Chile accounted for 9.3% of coins revenue in 2003 and exports accounted for 90.7% of coins revenue. Sales of coins and coin blanks declined by 32.9% in 2003, primarily attributable to lower export sales volume and lower average prices in response to a glut on the world market of coin suppliers now that the Euro coin production has dropped off.

      Coin blanks and minted coins are produced by Madeco's wholly-owned Chilean subsidiary, Armat. Production involves the use of four copper-based alloys. The exact alloy mix is determined according to customer specifications.

      Customers. The company's largest customers in 2003 were the Central Bank of Indonesia, which accounted for 27% of total coin sales and the Central Bank of Ireland, which accounted for 12%.

      Competition. Madeco estimates that the international demand for newly minted coins was 65,200 metric tons in 2003. The size of the world industry remained flat in 2003 as demand from European Central Banks has stagnated following the initial launch of the Euro coin. Madeco estimates that it had a 5% market share worldwide in 2003. Madeco's main competitors in coins are Poongsan (39%),VDN (25%), Royal Mint of England (2%) and Royal Canadian of Canada (3%). In addition, there are other competitors that are estimated to have had a market share of approximately 26% in 2003.

      Raw materials. Madeco purchases its copper supplies from Codelco and Enami, and most of its aluminum requirements from Aluminios Argentinos in Argentina. Zinc is principally purchased from two Peruvian suppliers, Roe Run Peru and Cajamarquilla.

      Flexible Packaging Business Unit

      Sales of the flexible packaging business unit amounted to Ch$41,737 million in 2003, accounting for 17.6% of Madeco's 2003 consolidated sales. Madeco is a manufacturer of printed flexible packaging for use in the packaging of consumer products. It also produces aluminum foil and plastic wrap for both commercial and home use. Madeco participates in the flexible packaging industry in Chile through its subsidiaries, Alusa and Alufoil. In Argentina, Madeco has operated since 1993 through its subsidiary, Aluflex. Additionally, Madeco owns a 25% and a 25.6% stake in two manufacturers in Peru, Peruplast and Tech Pack, respectively, which together comprise the largest flexible packaging operation in that country. Export sales amounted to Ch$3,417 million, accounting for 8.2% of total sales of the flexible packaging business unit.

      In 2003, sales of the flexible packaging segment increased by 1.9% compared to 2002, mainly due to an increase in volume sales in Chile, Argentina and exports, the effect of which was partially offset by the appreciation of the Chilean peso vis-a-vis the U.S. dollar in 2003.

                         Madeco and subsidiaries                                          Flexible Packaging Unit
                                                                                     2001           2002            2003
                                                                                     ----           ----            ----
           Revenues (in millions of constant Ch$):
Chile.....................................................................      Ch$26,363      Ch$26,607       Ch$27,503
Argentina.................................................................         14,415          9,913           9,172
Exports (1)...............................................................          3,248          4,419           5,062
                                                                                ---------      ---------       ---------
Total.....................................................................      Ch$44,026      Ch$40,939       Ch$41,737
                                                                                =========      =========       =========

Sales Volume (in metric tons)
Chile.....................................................................          9,379          9,319           9,674
Argentina.................................................................          3,746          3,222           3,417
Exports (1)...............................................................            888          1,371           1,730
                                                                                ---------      ---------       ---------
Total.....................................................................         14,013         13,912          14,821
                                                                                =========      =========       =========

----------------------
(1) Exports for the flexible packaging unit are considered to be all sales to customers in any country other than Chile and Argentina.

      Flexible Packaging - Chile

      Sales of the Chilean flexible packaging operations amounted to Ch$27,503 million, accounting for 65.9% of total flexible packaging segment sales and 11.6% of Madeco's consolidated sales in 2003.

      Customers. The Chilean flexible packaging operations have 270 customers, including 113 mass consumer product manufacturers and 157 retail customers. Exports from Chile and Argentina are made to approximately 45 customers.

      Competition. Madeco estimates that the total market in Chile for flexible packaging products was approximately 37,850 metric tons in 2003. Madeco estimates that it has a market share in Chile of approximately 26%. The main competitor in the Chilean flexible packaging market is Edelpa, which had an estimated market share of 30% in 2003. In addition, other competitors in the Chilean market have an estimated 44% market share.

      Manufacturing facilities. Manufacturing in Chile is carried out in two plant facilities located near Santiago.

      Raw materials. Madeco's plastics suppliers include Vitopel, Terphane, Dow Chemical and Sigdopack. Madeco currently purchases approximately 40% of its plastic raw material requirements from these suppliers. Madeco obtains most of its aluminum requirements from Aluminios Argentinos and Hydro Aluminum Deutschland GMBH. Ink is purchased from Sun Chemical. Paper is purchased from suppliers in Chile, Brazil, the United States and Sweden. Madeco purchases its various adhesives from Henkel and Rhom & Hass.

      Flexible Packaging - Argentina

      Sales of the Argentine flexible packaging operations amounted to Ch$9,172 million, accounting for 22.0% of total flexible packaging segment sales in 2003.

      Customers. The Argentine flexible packaging operations have approximately 26 customers. The main customers in Argentina include biscuit and cookie producers (46%), pet food producers (25%) and other mass consumer product producers (29%). Exports from Chile and Argentina are made to approximately 45 customers.

      Competition. Madeco estimates that the total market in Argentina for flexible packaging products was approximately 48,580 metric tons in 2003. Based on its own internal analysis, Madeco estimates that its market share is probably around 8% as of December 31, 2003. Madeco's main competitor in Argentina is Converflex with an estimated 13% market share. Madeco estimates that its other main competitors have a 19% share of the market. Due to a lack of public information, Madeco is unable to estimate the market share of other flexible packaging products competitors in Argentina - Dinan-Alvher, Fleximat and Zaniello. In addition, there are more than 90 small competitors which together represent a large portion of the flexible packaging market.

      Manufacturing facilities. Manufacturing activities are carried out in Argentina at a plant facility located in San Luis.

      Raw materials. Madeco's plastics suppliers include Vitopel, Terphane, PBB Polisur and Sigdopack. Madeco currently purchases approximately 40% of its plastic raw material requirements from these suppliers. Madeco obtains most of its aluminum requirements from Aluminios Argentinos and Hydro Aluminum Deutschland GMBH. Ink is purchased from Sun Chemical. Paper is purchased from suppliers in Chile, Brazil, the United States and Sweden. Madeco purchases its various adhesives from Henkel and Rhom & Hass.

      Aluminum Profiles Business Unit

      Sales of the aluminum profiles segment amounted to Ch$29,226 million in 2003, accounting for 12.3% of Madeco's 2003 consolidated sales. Madeco is the sole Chilean manufacturer of aluminum profiles, the foundation of window frames and doorframes. In addition, it produces profiles which are used in the manufacture of industrial durable goods such as refrigerators and ovens. Between 1991 and early 2002, Madeco also operated in the curtain wall installation business, which involved the engineering and installation of curtain walls in large commercial real estate projects. In early 2002, as part of a strategic decision, Madeco exited from this business.

      Madeco operates in the aluminum profiles segment through its subsidiary, Indalum. Through Indalum, Madeco also owns Alumco, the largest Chilean aluminum profiles distributor. Madeco also distributes aluminum profiles in Bolivia through its proprietary company, Distribuidora Boliviana.

      Sales of the aluminum profiles segment increased by 3% in 2003 mainly due to higher sales volume and higher average prices.

                     Madeco and subsidiaries                                        Aluminum Profiles
                                                                           2001             2002               2003
                                                                           ----             ----               ----
           Revenues (in millions of constant Ch$):
Aluminum profiles.................................................    Ch$29,291        Ch$26,977          Ch$28,108
Exports...........................................................          590            1,400              1,118
                                                                      ---------        ---------          ---------
Total.............................................................    Ch$29,881        Ch$28,377          Ch$29,226
                                                                      =========        =========          =========

Sales Volume (in metric tons)
Aluminum profiles.................................................       10,257            9,978             10,211
Exports...........................................................            1               74                 --
                                                                      ---------        ---------          ---------
Total.............................................................       10,258            9,978             10,211
                                                                      =========        =========          =========

      Customers. In 2003, the aluminum profiles operation had approximately 50 active customers, of which 13 were distributors for Madeco. In 2003, Madeco's main customers in the aluminum profiles segment were retailers (22%), independent distributors (52%), construction companies and durable goods manufacturers (22%) and distribution offices in Bolivia (4%).

      Competition. The size of the aluminum profiles market in Chile was estimated to be 12,820 metric tons per year as of December 31, 2003. Madeco estimates that it had a 76% market share in the aluminum profiles segment in Chile, and that its main competitor, Alcoa, had a 14% market share in 2003. International aluminum profiles manufacturers also compete in Chile through imported products with an estimated market share of 10%.

      Manufacturing facilities. Manufacturing activities are carried out in Chile at a plant facility located in San Bernardo, on the outskirts of Santiago.

      Raw Materials. Aluminum, which represents approximately 70% of the cost of raw materials used in the production of aluminum profiles, is purchased from the Argentine supplier, Aluminios Argentinos. Madeco purchases paint from two painting companies, Pinturas Tricolor and Dupont Powder Coating Andina. Chemical products are purchased from four suppliers, Harting Representaciones, Quimica del Sur, Chemal Katschmareck- GMBH and Goldschmidt Quimica.

Real Estate/Hotel Administration - Hoteles Carrera

      Hoteles Carrera was a 90.0%-owned consolidated subsidiary of the Company in 2003 and a 89.9%-owned consolidated subsidiary in 2002 and 2001. Quinenco's interest in Hoteles Carrera is held through an intermediate holding company, Agricola El Penon S.A., a 96.2%-owned subsidiary of Quinenco. Hoteles Carrera accounted for approximately 1.9% of the Company's consolidated sales in 2003, 1.8% of consolidated sales in 2002 and 1.6% of consolidated sales in 2001.

      Sale of Santiago Hotel Carrera. On November 20, 2003, Hoteles Carrera sold its Santiago hotel and grounds for UF832,000 (Ch$14,125 million) to the Chilean Ministry of Foreign Affairs through a financial leasing operation with Banco Santander. Carrera recognized a loss on the sale of Ch$4,713 million.

      Capital increase. On May 17, 2001, Hoteles Carrera's Board of Directors approved a capital increase of Ch$4,287 million (historic value) through the issuance of 5,358,920 new shares. The capital increase was carried out in the last quarter of 2001 and as of December 31, 2001, Carrera had issued 2,827,221 new shares for Ch$2,261 million (historic value). Quinenco subscribed to 2,825,264 shares for Ch$2,260 million (historic value). Quinenco's economic interest in Carrera increased from 87.2% to 89.9% following the capital increase. Proceeds from the capital increase were used to reduce liabilities.

      Following the November 2003 sale of the Hotel Carrera in Santiago, Hoteles Carrera operated four hotels in Chile. The four-star Hotel El Araucano in Concepcion is owned and operated by Hoteles

Carrera and the three remaining hotels, located in the north of Chile in the cities of La Serena, Iquique and Antofagasta, are leased and operated by Hoteles Carrera.

      In recent years, competition in the hotel industry in Santiago increased greatly, resulting in an oversupply in room availability, particularly in the five-star hotel category. In addition, new five-star hotels have been established on the eastern edge of Santiago, closer to business districts which have also migrated to the eastern part of the city. The increased competition in the hotel industry led to a general reduction in the Hotel Carrera's room rates as well as lower occupancy rates. This, coupled with rising costs associated with the maintenance and running of the hotel, also affected the hotel's operating margins. As a consequence, Quinenco decided to accept an offer to sell the Santiago hotel to the Ministry of Foreign Affairs in November 2003. The Santiago Hotel Carrera accounted for approximately 60% of Hoteles Carrera's total revenues prior to its sale.

      In consideration of the low returns that Hoteles Carrera has also experienced on the operation of the three hotels located in the north of Chile over the last five years, Hoteles Carrera has decided not to renew the leases on these hotels as they come due during 2004.

      The remaining hotel, the four-star hotel El Araucano in Concepcion will continue being owned and operated by Hoteles Carrera. Hoteles Carrera has no plans at this time to further develop its interest in the hotel industry in Chile.

      The following table shows selected statistical data for Hoteles Carrera's hotel business at and for the years ended December 31, 2001, 2002 and 2003:

                               Hoteles Carrera
                                                                                     2001            2002           2003
                                                                                     ----            ----           ----
Average daily number of available rooms
      Hotel Carrera..........................................................         307             305            305
      Hotel El Araucano......................................................         144             139            135
      La Serena Club Resort..................................................          95              95             96
      Carrera Club Hotel Iquique.............................................          77              76             76
      Carrera Club Hotel Antofagasta.........................................         137             137            137
                                                                                      ---             ---            ---
            Total............................................................         760             752            749
                                                                                      ===             ===            ===
Occupancy rate (1)
      Hotel Carrera..........................................................        31.7%           30.0%          29.2%
      Hotel El Araucano......................................................        32.0%           29.7%          32.2%
      La Serena Club Resort .................................................        46.0%           34.8%          35.8%
      Carrera Club Hotel Iquique.............................................        33.2%           32.2%          52.2%
      Carrera Club Hotel Antofagasta.........................................        27.2%           22.8%          27.1%
            Weighted Average.................................................        32.9%           29.5%          32.5%
Average daily rate (2)
      Hotel Carrera..........................................................    US$105.0         US$91.8        US$88.1
      Hotel El Araucano......................................................        45.7            42.2           42.7
      La Serena Club Resort .................................................        53.0            60.1           47.6
      Carrera Club Hotel Iquique.............................................        45.7            41.5           36.4
      Carrera Club Hotel Antofagasta.........................................        53.3            49.3           46.0
            Weighted Average.................................................        71.2            66.3           59.5
Average revenue per available room (REVPAR)(3)
      Hotel Carrera..........................................................     US$33.3         US$27.5        US$25.7
      Hotel El Araucano......................................................        14.6            12.6           13.8
      La Serena Club Resort .................................................        24.4            20.9           17.0
      Carrera Club Hotel Iquique.............................................        15.2            13.4           19.0
      Carrera Club Hotel Antofagasta.........................................        14.4            11.2           12.4
            Weighted Average.................................................        23.4            19.5           19.3

----------------------
(1) Occupancy is determined for a period by dividing total room nights sold during the period by total rooms available for each day during the period.

(2) Average daily rate is determined by dividing total room revenues plus breakfast by total room nights sold.

(3) Average revenue per available room is calculated as the average daily rate per room multiplied by the occupancy rate (equivalent to dividing total room revenues by total room nights available for sale).

      The following table shows selected financial information of Hoteles Carrera at and for the years ended December 31, 2001, 2002 and 2003:

                      Hoteles Carrera                                      2001                    2002                     2003
                                                                           ----                    ----                     ----
                                                                            (in millions of constant Ch$, except percentages)
Net Revenues.............................................              Ch$7,655                Ch$7,086                  Ch$6,671
Gross margin.............................................                 1,245                   1,027                     1,034

Operating income.........................................                  (562)                   (382)                     (211)
Non-operating results....................................                  (633)                   (623)                   (5,068)
Income taxes.............................................                     9                      (1)                      (36)
                                                                      ---------               ---------                 ---------
Net income...............................................             Ch$(1,186)              Ch$(1,006)                Ch$(5,315)
                                                                      =========               =========                 =========

Total assets.............................................             Ch$24,446               Ch$23,438                 Ch$11,610
Bank debt................................................                 5,193                   4,682                       293
Other liabilities........................................                 3,580                   4,090                     2,778
Shareholders' equity.....................................                15,673                  14,666                     8,539
Quinenco's effective economic interest...................                  89.9%                   89.9%                    90.0%

      Hoteles Carrera's main establishment, Hotel Carrera, was sold in November 2003.

      La Serena Club Resort is located in a popular holiday destination located 325 miles north of Santiago. This property is operated by Hoteles Carrera under a five-year renewable lease that commenced in December 1995. La Serena Club Resort has 96 guest rooms and since 1999, a convention center that holds 1,200 people. The five-year lease/management contract on the convention center began in 1999 and ends in June 2004. Hoteles Carrera does not intend to renew the lease/management contract at its expiration date.

      Carrera Club Hotel Iquique is a small hotel located in the seaside resort city of Iquique, in Northern Chile. The hotel has 76 rooms. It is being operated under a five year lease/management contract which began in 1999 and ends in August 2004. Hoteles Carrera does not intend to renew the lease/management contract at its expiration date.

      Carrera Club Hotel Antofagasta is a medium sized hotel located in the northern coastal city of Antofagasta. The hotel has 137 rooms. Hoteles Carrera was awarded the lease/management contract in 1999 which establishes a five year contract period. The five-year lease/management contract, which ends in August 2004 will not be renewed at its expiration date.

      Hotel El Araucano is the largest and best known four-star hotel in Concepcion, which is the second-largest city in Chile. Hotel El Araucano serves mostly business travelers, and has 135 guest rooms and eleven meeting rooms. Hoteles Carrera will continuing owning and operating this hotel although it has no plans to further develop its interest in the hotel industry in Chile.

      Competition. Hotel Carrera in Santiago competed directly with numerous four-star and five-star hotels in Santiago, including international hotels such as the Santiago Hyatt Regency, the Marriott, the Santiago Sheraton, The Crowne Plaza, The Ritz Carlton, and the Radisson Hotel. Management estimates that Hotel Carrera ranked fourth in 2003 among Santiago's five-star hotels with respect to share of room-nights sold, with an approximate 7% market share during the year.

      Hotel El Araucano is the largest four-star hotel in Concepcion, where there are no five-star hotels, and, according to management estimates, ranked second in Concepcion with respect to occupancy in 2003 with a 16% share of the market. The first ranked hotel in Concepcion is believed by management to be the Diego de Almagro hotel.

      La Serena Club Resort's principal competitor is Hotel Francisco de Aguirre, another large resort complex in La Serena. In addition, La Serena Club Resort competes against smaller hotels and guest houses. Though there are no comparable convention centers located in or near La Serena, the convention center faces competition from other established convention sites, located in Santiago, Vina del Mar, Marbella and Pucon. Management estimates that its share of the hotel markets in La Serena is 11%.

      The two hotels in Iquique and Antofagasta compete in their respective cities with hotels of similar characteristics. The hotel business in Iquique is considered more developed than that in Antofagasta as it attracts many tourists from Chile, neighboring Argentina and Bolivia. In Iquique, there are several hotels of four-star and one of five-star quality against which the hotel competes. In Antofagasta, which is considered less developed in terms of hotel and tourist-related infrastructure, there is one four-star hotel which competes with the Carrera Club Hotel Antofagasta. Management estimates that its shares of the hotel markets in Iquique and Antofagasta are 17% and 16%, respectively.

      Real Estate/Hotel Administration - Habitaria

      Since 1998, Quinenco has owned a 50% equity interest in Habitaria, a developer of residential real estate for Chilean families in the middle-income and upper middle-income segments. Habitaria was formed in June 1998 through a joint venture between the Company and Ferrovial Inmobiliaria Chile Ltda. ("Ferrovial"), an indirect subsidiary of Ferrovial S.A. (listed on the Madrid Stock Exchange), which is among the three largest construction firms in Spain. Quinenco and Ferrovial jointly control Habitaria through a shareholders' agreement. The Company does not consolidate Habitaria's results, which are accounted for as an equity-method investment. In 2003, Habitaria reported a net loss of Ch$672 million, of which Ch$336 million corresponded to Quinenco's proportional share.

      Habitaria was initially capitalized in 1998 with an amount equivalent to US$20 million (historic value), of which Quinenco and Ferrovial each contributed US$10 million (historic value). In order to continue acquiring properties for future development, there was an additional capital increase of UF300,000 in 2000 and UF120,000 in 2001. In 2001, Quinenco subscribed to 50% of the 4,180,600 shares issued for UF60,000. In the past, Habitaria has financed purchases of land, as well as expenditures on professional services (such as architects and licenses) from equity capital, and construction costs have been financed with bank debt. Based on the current level of sales and projections for the real estate market for the types of projects that Habitaria specializes in, the company has not purchased additional land for future development. At this time, there are no further plans to contribute additional capital.

      Habitaria was originally formed with the goal of becoming a leading residential real estate developer, capitalizing on the experience that Ferrovial has gained in Spain as a developer of residential real estate with a brand-oriented, customer-focused strategy. Although the shareholders' agreement between Quinenco and Ferrovial allows for the possibility of expansion to other countries in South America, it is expected that Habitaria will confine its activities to developing the remaining phases of existing projects in the Chilean market.

      As a real estate developer, Habitaria purchases land, supervises the design and construction of residential projects, secures financing for the projects, and markets and sells the projects to consumers. Before financing costs, projects cost between US$13.4 million and US$32.4 million, on average, to develop and construct. Habitaria's middle-class apartment units are priced between UF1,300 (approximately US$37,000) and UF2,500 (approximately US$71,000) depending on the number of bedrooms, the quality of finishings, and the location. Units targeted towards the upper-middle-class segment are priced between UF3,300 (approximately US$94,000) and UF7,800 (approximately US$222,000) depending on the number of bedrooms and the location. Habitaria's middle-class houses are priced between UF2,000 (approximately US$57,000) and UF3,300 (approximately US$94,000) and upper-middle-class houses between UF3,600 (approximately US$103,000) and UF5,300 (approximately US$151,000).

      As of December 2003, Habitaria has nine projects under development, of which eight are located in the greater Santiago metropolitan region and one is located in Valparaiso, the most important port city in Chile.

      For the year ended and as of December 31, 2003, 275 units were delivered to their owners and an additional 52 have been pre-sold for future delivery. Stock as of December 31, 2003 included 218 finished units and 149 units which will be completed in future periods. Sales revenue or revenue from deposits is recognized as income for a given period when the sales agreement has been executed.

      The following table contains selected financial information of Habitaria at or for the years ended December 2001, 2002 and 2003:

                         Habitaria                                      2001                   2002                    2003
                                                                        ----                   ----                    ----
                                                                      (in millions of constant Ch$, except percentages)
Net revenues............................................           Ch$20,259              Ch$23,236                Ch$18,066
Gross margin............................................               3,669                  3,744                    2,132

Operating income........................................               1,036                  1,409                       50
Non-operating results...................................               (583)                   (466)                    (743)
Income taxes............................................                (19)                    (36)                      21
                                                                   ---------              ---------                ---------
Net income..............................................              Ch$434                 Ch$907                  Ch$(672)
                                                                   =========              =========                =========

Total assets............................................              50,869                 47,408                   35,464
Bank debt...............................................              31,533                 26,618                   16,348
Other liabilities.......................................               2,662                  3,225                    2,223
Shareholders' equity....................................              16,674                 17,565                   16,893
Quinenco's effective economic interest..................                 50%                     50%                      50%

      Competition. The Chilean real estate development industry is fragmented, with no developer controlling a significant share of the residential market. Therefore, Habitaria competes with a variety of real estate developers, the largest of which include Socovesa, ENACO, Almagro, Inmobiliaria P&Y, Inmobiliaria Manquehue and Geosal, among others. According to information provided by Camara Chilena de la Construccion (the Chilean Construction Association), Habitaria estimates that in 2003 it had an approximate 13% share in homes and a 2% share in apartments of the real estate development industry in those communities where it has projects.

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

      Sensitivity to Interest Rates and Credit Availability. As a developer of real estate, Habitaria is highly dependent on its ability to procure financing for its projects. In the past, Habitaria has financed its projects with a mix of 30% equity and 70% debt, typically in the form of bank loans. Bank financing has historically been available to Habitaria, however, there can be no assurance that Habitaria will be able to obtain the necessary financing to complete the remaining phases of its projects. Of equal importance are the terms and availability of mortgage financing for home-buyers. Habitaria expects that its sales will be sensitive to fluctuations in interest rates and mortgage availability and cannot guarantee that mortgages will be available on terms acceptable to home-buyers.

C.    Organizational Structure

      The following table shows the percentage interests directly and indirectly owned by Quinenco in each of its main businesses as of December 31, 2003:

                                                                         Percentage of Economic Interest
                                                                                Owned by Quinenco
                                                                --------------------------------------------------
                                                                               At December 31, 2003
                                                                --------------------------------------------------
                                                                  Country of        Economic         Control Of
                                                                Incorporation       Ownership       Voting Shares
                                                                -------------       ---------       -------------
Financial
              Banco de Chile (1).......................             Chile                29.2%              52.2%
Food and Beverage
              Lucchetti ...............................             Chile                95.9%              95.9%
              CCU .....................................             Chile                30.8%              30.8%
Telecommunications
              Telsur...................................             Chile                73.6%              73.6%
              Entel....................................             Chile                 5.7%               5.7%
Manufacturing
              Madeco ..................................             Chile                55.2%              55.2%
Real Estate/Hotel Administration
              Hoteles Carrera..........................             Chile                90.0%              93.5%
              Habitaria................................             Chile                50.0%              50.0%

------------------
(1) On January 1, 2002, Banco de Chile merged with Banco Edwards. As a result, Quinenco's economic interest in Banco de Chile increased from 17.8% to 29.2% and its control of the voting rights of Banco de Chile decreased from to 52.7% to 52.2%. Economic ownership corresponds to dividend rights. Under the terms of its agreement, and prior to its merger with Banco Edwards on January 1, 2002, Banco de Chile paid 64.9% of all declared dividends directly to the Central Bank. The terms of its agreement with the Central Bank have been modified as of January 1, 2002 and until its subordinated debt with the Central Bank of Chile has been fully extinguished, Banco de Chile will pay 42.8% of all declared dividends directly to the Central Bank.

D. Property, Plant and Equipment

      Quinenco's principal executive offices are located in Santiago at Enrique Foster Sur 20, Floor 14, Las Condes, and occupy approximately 2,500 square meters of office space owned by Quinenco.

      Madeco's headquarters are located in Santiago, in a building containing approximately 3,524 square meters of office space. In addition, Madeco owns plants, warehouses and office space occupying a total of approximately 423,219 square meters in various locations in Chile, Argentina, Peru and Brazil. In Chile, Madeco owns plants, warehouses and office space in and around Santiago. In Argentina, Madeco owns plants in the Greater Buenos Aires area, San Luis and Llavallol. In Peru, Madeco owns plants and offices in Lima. In Brazil, Madeco owns production plants in Sao Paulo and Rio de Janeiro. In 2003, the Bahia operations were moved to Sao Paulo and Rio de Janeiro plants.

      Telsur has its own headquarters in the city of Valdivia (approximately 520 miles south of Santiago). In addition, Telsur owns office space, switch sites and customer service facilities in most of the cities in Regions VIII, IX, X and XI, particularly in major cities such as Puerto Montt, Coyhaique, Osorno, Temuco and Concepcion.

      Lucchetti's main operations were sold on March 31, 2004. As of December 31, 2003 and until the time of sale, Lucchetti's headquarters were located in Santiago, in Lucchetti's pasta manufacturing facilities. In Chile, Lucchetti owned manufacturing plants, warehouses and office space occupying a total of approximately 47,600 square meters in various locations in the Santiago Metropolitan Region. Following the disposal of Lucchetti Chile in March 2004, Lucchetti's main assets in Chile are an edible oil processing plant and storage facilities, both of which the company is attempting to sell. In Peru, Lucchetti owns a 17,000 square meter pasta plant near Lima, which was placed in service in December 1998. Lucchetti is currently in the process of liquidating its assets in Peru. See "Item 4. Information on the Company - Business Overview - Food and Beverages - Lucchetti" and "Item 8. Financial Information - Legal Proceedings - Lucchetti".

      CCU's headquarters are located in Santiago. In addition, CCU owns and leases manufacturing plants and warehouses in various locations in the Santiago Metropolitan Region and throughout Chile. In Argentina, CCU owns and leases manufacturing plants, warehouses, commercial offices and vineyards in various locations, including the Greater Buenos Aires areas.

      Banco de Chile owns an approximately 71,000 square meter building and the underlying land located in Santiago that serves as executive offices for the bank and most of its subsidiaries. In addition, it owns a 15,000 square meter building in Santiago where the remainder of its executive offices are located. As of December 31, 2003, Banco de Chile owned the properties of 125 full service branches (approximately 98,000 square meters of office space). It leases office space for the remaining 99 full service branches and for the New York branch and Miami agency, as well as representative offices. The bank also owns properties throughout Chile for back office and administrative operations including document storage facilities as well as a 140,000 square meter recreational facility for employee use.

      Following the sale of the Santiago hotel in November 2003, Hoteles Carrera currently owns the Hotel El Araucano in Concepcion, Chile, which occupies a total of approximately 8,840 square meters. The La Serena Club Resort and convention center, which occupies a total of approximately 10,914 square meters, is leased pursuant to a four-year renewable lease that commenced in 2000. In July 1999, Hoteles Carrera signed a five-year lease/management contract to operate two hotels in Iquique and Antofagasta. Hoteles Carrera does not intend to renew the leases/management contracts on the three hotels in the north of Chile at their respective dates in 2004.

      Habitaria's headquarters are located in Santiago, in 667 square meters of leased office space. The lease expires in June 2005.

      For further information on future investments in property, plant and equipment, see Note 9 to the Consolidated Financial Statements and "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

Item 5. Operating and Financial Review and Prospects

Executive Overview

      The Company is one of the largest diversified companies engaged in the industrial and services sectors in Chile. It has invested in five main sectors of the economy: financial services; food and beverage; telecommunications; manufacturing; and real estate and hotel administration.

      The Company conducts its operations through various consolidated subsidiaries (in which, in certain cases, minority shareholders hold significant interests), and through significant equity investments in certain other companies. The Consolidated Financial Statements as of December 31, 2003 consolidate the results of Madeco, Lucchetti, Telsur and Hoteles Carrera. The Company's majority-owned investment in Banco de Chile, and its equity investments in CCU, Entel and Habitaria are accounted for under the equity method, and the Company's share of the net income (or loss) thereof is included under the caption "Non-operating results" in the Company's income statement.

      The Company's consolidated net income for any period is a function of: (i) the relative level of income (or loss) generated by Quinenco and its consolidated subsidiaries and Quinenco's economic interest in each such consolidated subsidiary, (ii) the relative level of income (or loss) generated by the companies accounted for under the equity method and Quinenco's economic interest in each such company, (iii) adjustments for income items of intermediate holding companies, (iv) dividends from other investments accounted for by the cost method and (v) the level of income (or loss) generated by Quinenco on the sale of investments.

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

      As of December 31, 2003, investments in the financial services sector, represented by Quinenco's controlling interest in Banco de Chile, made up approximately 69% of Quinenco's total investments and 63% of total assets at the corporate level. Due to the importance of Quinenco's investments in the financial services sector, Quinenco's level of income from dividends and participation in net income will depend, to a large extent, on results from this investment. In addition, the Food and Beverage sector investment, CCU, also contributes significantly to Quinenco's level of income from dividends and participation in net income. For further information regarding these entities, whose results are not consolidated into the Company's financial statements under Chilean GAAP, see Banco de Chile's and CCU's respective Annual Reports on Form 20-F for the fiscal year ended December 31, 2003.

      The Banco de Chile share acquisition in 2001 involved significant cash outlays, which were financed with debt. Although the initial debt incurred in connection with the acquisition has been partially reduced through sales of non-strategic assets, dividend income and other resources, the Company will continue to incur interest expense associated with the remaining debt until the debt level is reduced, either by payments at scheduled amortization dates or through the sale of non-strategic assets. In addition, in connection with the acquisition of Banco de Chile, the Company recognized goodwill in the amount of Ch$247,779 million (historic value). The goodwill is being amortized over a period of 20 years, in accordance with Chilean GAAP and the related expense will represent a charge to income in future periods.

      The Company's lines of business and results of operations are, to a large extent, dependent on the overall level of economic activity and growth in Chile. Of the total aggregate revenues of the Company's main operating companies (excluding Banco de Chile), which amounted to Ch$741,444 million in 2003, approximately 82% were from operations in Chile. In addition, Banco de Chile mainly operates in Chile, deriving approximately 91% of its net income from domestic operations. In addition to Chile, Madeco is dependent on the overall level of economic activity and growth in Brazil, Argentina and Peru, and CCU is dependent on the overall level of economic activity in Argentina.

      The competitive environment in Chile has increased significantly in recent years. As a result, the Company's main operating companies face high levels of competition in their lines of business. In particular, Banco de Chile and CCU, the most significant contributors to the Company's dividend cash flow and results of operations, are subject to intense competition from domestic and multinational competitors, which has led to consolidation in their respective industries. Quinenco expects the trend of consolidation to continue, which could affect profit margins.

      See "- D. Trend Information" for further information regarding economic and industry-wide-factors relevant to the Company and its subsidiaries.

      OVERVIEW OF 2003 RESULTS OF OPERATIONS

      Consolidated sales decreased by 10.7% compared to 2002, mainly due to the discontinuation of Lucchetti's production activities in Peru following the forced closure of its facilities in January 2003, a reduction in Madeco's sales as it continued to suffer from the downturn in investment levels in its principal markets and the effect of the appreciation of the Chilean peso during the year. In spite of the decline in consolidated sales, which directly translated into a 10.9% reduction in gross income (defined as net revenues less cost of sales), operating profit rose by 22.8% to Ch$12,747 million. The improvement in consolidated operating profit was mainly attributable to reductions in selling, general and administrative expenses of the main operating companies, most notably Madeco and Lucchetti.

      Quinenco reported non-operating income in 2003 of Ch$23,701 million, compared to 2002<180>s non-operating losses of Ch$107,485 million. The improvement in non-operating results was attributable to a series of factors, the most relevant being the increase in income from equity investments, which rose by over 123% to Ch$57,995 million, mostly in connection with Quinenco's interest in Banco de Chile and CCU. Banco de Chile finished its first full year following the merger with net profit of Ch$130,553 million, of which Ch$38,047 million corresponded to Quinenco's interest. CCU divested its interest in a Croatian brewery in 2003, generating a significant extraordinary gain on sale. This, coupled with a 20.2% increase in operating income, led CCU to report net profits of Ch$54,088 million, of which Quinenco's share was Ch$16,657 million.

      In addition, a one-time Ch$36,035 million arbitration settlement received from Quinenco's ex-partners in IRSA, the company which controls 61.6% of CCU, also contributed significantly to the improvement in non-operating results in 2003. Other non-operating expenses, interest expense and foreign currency translation losses were also reduced considerably in 2003, further benefiting non-operating performance.

      Dividend cash flow amounted to Ch$74,553 million in 2003, up by 152% from the Ch$29,560 million received in 2002. Dividends mostly corresponded to distributions paid to Quinenco and intermediate holding companies by CCU, Banco de Chile and, to a lesser extent, Entel. In addition, Telefonica del Sur distributed dividends of Ch$3,021 million to Quinenco. Dividend cash flow facilitated debt service and reduction during the period. At the corporate level, indebtedness was reduced by 18.4% to Ch$330,038 million. Similarly, consolidated indebtedness was also reduced significantly in 2003, decreasing by 22.0% to Ch$580,419 million.

      The following discussion analyzes the consolidated results of the Company for the years ended December 31, 2001, 2002 and 2003. See "Item 4. Information on the Company" for certain data regarding revenues and operating income of major product segments of the Company's principal businesses

      In the following discussion the term "holding company" refers to Quinenco S.A. and the intermediate level holding companies through which, in certain cases, Quinenco holds its interest in the Company's consolidated operating companies and certain equity investments.

      The following table shows the percentage interests directly and indirectly owned by Quinenco in each of the main sectors in which it participates at December 31, 2001, 2002 and 2003:

                                                     Percentage of Economic Interest Owned by Quinenco
                                                     -------------------------------------------------
                                                                     as of December 31,
                                                           2001             2002             2003
                                                           ----             ----             ----
Financial Services
           Banco Edwards (1).......................        51.2%              --               --
           Banco de Chile (2) .....................        52.7%            52.2%            52.2%
Food and Beverage
           Lucchetti (3) ..........................        93.3%            93.7%            95.9%
           CCU ....................................        30.8%            30.8%            30.8%
Telecommunications
           Telsur .................................        73.6%            73.6%            73.6%
           Entel...................................         5.7%             5.7%             5.7%
Manufacturing
           Madeco (4)..............................        56.1%            53.4%            55.2%
Real Estate/Hotel Administration
           Hoteles Carrera.........................        89.9%            89.9%            90.0%
           Habitaria...............................        50.0%            50.0%            50.0%

---------------------
(1) In 2001, through an exception granted by the SVS, the Company's interest in Banco Edwards was accounted for as a long-term investment under the equity-investment method. Banco Edwards merged with Banco de Chile on January 1, 2002.

(2) On March 27, 2001, Quinenco's interest in Banco de Chile, which is held through an intermediate holding company, LQIF, was increased from 12.3% to 52.7% (as a percentage of the outstanding voting rights). Through an exception granted by the SVS, Banco de Chile is accounted for as an equity method investment. On January 1, 2002, Banco de Chile absorbed Banco Edwards through a merger process, and as a result, Quinenco's interest in Banco de Chile decreased to 52.2%.

(3) In January 2002 and December 2003, the Company subscribed to capital increases at Lucchetti. As a consequence, Quinenco's effective economic interest increased to 93.7% and 95.9% in 2002 and 2003, respectively.

(4) In October 2002, Madeco completed a capital increase in which the Company did not subscribe for any shares. As a result, the Company's ownership interest in Madeco decreased from 56.1% to 53.4% as of December 31, 2002. Madeco completed a capital increase in 2003 to which Quinenco subscribed 2,058,353,792 shares. As a consequence, Quinenco's effective economic interest in Madeco increased to 55.2%.

RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in significant respects from U.S. GAAP. Note 26 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2002 and 2003 and net income (loss) for the years ended December 31, 2001, 2002 and 2003.

      In accordance with Chilean GAAP, financial data included in the Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2003. See Notes 2(b) and 3 to the Consolidated Financial Statements.

NET SALES

                                        2001     Variation  % change        2002  Variation   % change       2003
                                        ----     ---------  --------        ----  ---------   --------       ----
                                                  (in millions of constant Ch$, except percentages)
Madeco ..........................    345,288       (86,443)    (25.0)    258,845    (21,179)      (8.2)   237,666
Lucchetti .......................     89,731        (5,094)     (5.7)     84,637    (25,522)     (30.2)    59,115
Telsur ..........................     47,168         2,102       4.5      49,270      2,199        4.5     51,469
Hoteles Carrera .................      7,655          (569)     (7.4)      7,086       (415)      (5.9)     6,671
Holding Co. & eliminations ......      3,299        (2,875)    (87.1)        424      2,034      479.7      2,458
                                     -------       -------               -------    -------               -------
Total net sales .................    493,141       (92,879)    (18.8)    400,262    (42,883)     (10.7)   357,379
                                     =======       =======               =======    =======               =======

      2003 Compared to 2002

      In 2003, the Company reported net consolidated sales of Ch$357,379 million, a 10.7% decrease from the net sales of Ch$400,262 million in 2002. The decrease was mainly attributable to lower sales at Lucchetti and Madeco.

      Lucchetti's sales, which accounted for 16.5% of Quinenco's consolidated sales in 2003, decreased by 30.2%, mainly as a result of the discontinuation of its activities in Peru following the forced closure of its plant facilities in January 2003 by Peruvian authorities for alleged environmental violations. The reduction in sales of the Peruvian operation accounted for Ch$18,981 million of the total Ch$25,522 million reduction in sales. In addition, the decrease in sales included a 10.0% decline in sales of the Chilean operations. Lucchetti's sales in Chile decreased as a result of a 43.4% reduction in the sales volumes of edible oils, explained by an oversupply of imports from Argentina. The decline in edible oil sales was partially offset by higher sales of pastas and soups, which rose 5.2% and 22.1%, respectively.

      Madeco's sales, which accounted for 66.5% of Quinenco's consolidated sales in 2003, decreased by 8.2%. The deterioration in sales in 2003 was mainly attributable to lower sales of the wire and cable business unit, particularly in Brazil. Sales of the wire and cable business unit, which amounted to Ch$110,526 million, represent Madeco's main business, accounting for 46.5% of Madeco's consolidated sales in 2003. Sales of this business unit experienced a decline of 16.5%, mainly as a result of weak demand for metal cables in Brazil, which reduced sales volumes of the unit by approximately 12.9%. Additionally, the 17.4% appreciation of the Chilean peso vis-a-vis the U.S. dollar also affected the level of revenues reported from foreign wire & cable operations. These effects were partially offset by a 14.2% increase in the wire and cable business unit's average U.S. dollar price of metallic cables. To a lesser extent, the deconsolidation of Optel, a optical fiber cable producer in Brazil also contributed to Madeco's decline in sales in 2003, further reducing sales by Ch$2,202 million. In addition, sales of the brass mills unit declined by 1.7%, mainly due to the effect of the appreciation of the Chilean peso on the sales of its foreign subsidiaries and a 13.0% reduction in the sales volume of coin blanks. An increase in the sales of the flexible packaging and aluminum profiles business units of 1.9% and 3.0% respectively, partially compensated for the reduction in consolidated sales.

      2002 Compared to 2001

      In 2002, the Company reported net consolidated sales of Ch$400,262 million, an 18.8% decrease from the net sales of Ch$493,141 million in 2001. The decrease was mainly attributable to lower sales at Madeco and to a lesser extent, at Lucchetti.

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

      Lucchetti's sales, which accounted for 21.1% of Quinenco's consolidated sales in 2002, decreased by 5.7%, mainly as a result of the divestment of its Argentine operations in the first half of 2001. In addition, the decrease in sales corresponded to an 18.5% reduction in sales of the Peruvian operations, partially offset by a 9.9% increase in sales of Lucchetti's Chilean operations. Lucchetti's sales in Chile, which accounted for 77.6% of consolidated sales in 2002, increased due to higher pasta volume sold and new product launches in the soups, creams and broths product line. Sales in Peru, which accounted for the remaining 22.4% of consolidated sales, were negatively affected by an ongoing public dispute with Peruvian authorities concerning alleged environmental violations related to the plant location on the outskirts of Lima. As a consequence, Lucchetti Peru experienced a sharp drop in the volume sold and lower average prices of its pasta products.

COST OF SALES

                                    2001    Variation       % change           2002    Variation        % change        2003
                                    ----    ---------       --------           ----    ---------        --------        ----
                                                        (in millions of constant Ch$, except percentages)
Madeco........................  (298,449)     (71,616)         (24.0)      (226,833)     (18,396)           (8.1)    (208,437)
Lucchetti.....................   (62,915)        (917)          (1.5)       (61,998)     (21,193)          (34.2)     (40,805)
Telsur........................   (19,116)       2,739           14.3        (21,855)       3,409            15.6      (25,264)
Hoteles Carrera...............    (6,410)        (352)          (5.5)        (6,058)        (422)           (7.0)      (5,636)
Holding Co. & eliminations....    (4,891)      (2,534)         (51.8)        (2,357)       2,528           107.3       (4,885)
                                --------      -------                      --------      -------                     --------
Total cost of  sales..........  (391,781)     (72,680)         (18.6)      (319,101)     (34,074)          (10.7)    (285,027)
                                ========      =======                      ========      =======                     ========

      2003 Compared to 2002

      In 2003, the Company's cost of sales was Ch$285,027 million, compared to cost of sales of Ch$319,101 million in 2002, a decrease of 10.7%. The decrease in consolidated cost of sales was in line with the decrease of 10.7% in consolidated sales and was mainly attributable to a decrease in cost of sales at Lucchetti and Madeco.

      At Lucchetti, the decrease in cost of sales of 34.2% was almost entirely related to the discontinuation of its activities in Peru in January 2003.

      At Madeco, the decrease in cost of sales of 8.1% was in line with its sales revenue decrease of 8.2% in 2003. As a percentage of sales, cost of sales in 2003 remained practically unchanged at 87.7%.

      2002 Compared to 2001

      In 2002, the Company's cost of sales was Ch$319,101 million, compared to cost of sales of Ch$391,781 million in 2001, a decrease of 18.6%. The decrease in consolidated cost of sales was in line with the decrease of 18.8% in consolidated sales and was mainly attributable to a decrease in cost of sales at Madeco.

      At Madeco, the decrease in cost of sales of 24% was in line with its sales revenue decrease of 25% in 2002. As a percentage of sales, cost of sales increased slightly from 86.4% to 87.6% in 2002.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                      2001     Variation      % change         2002     Variation       % change         2003
                                      ----     ---------      --------         ----     ---------       --------         ----
                                                         (in millions of constant Ch$, except percentages)
Madeco.......................     (35,743)       (7,774)        (21.7)     (27,969)       (6,197)          (22.2)    (21,772)
Lucchetti....................     (24,063)       (4,129)        (17.2)     (19,934)       (4,518)          (22.7)    (15,416)
Telsur.......................     (14,069)          116           0.8      (14,185)         (297)           (2.1)    (13,888)
Hoteles Carrera..............      (1,807)         (397)        (22.0)      (1,410)         (165)          (11.7)     (1,245)
Holding Co. & eliminations...      (7,457)         (174)         (2.3)      (7,283)            1              --      (7.284)
                                  -------       -------                    -------       -------                     -------
Total SG&A expenses..........     (83,139)      (12,358)        (14.9)     (70,781)      (11,176)          (15.8)    (59,605)
                                  =======       =======                    =======       =======                     =======

      2003 Compared to 2002

      In 2003, the Company's selling, general and administrative expenses or SG&A expenses were Ch$59,605 million, compared to Ch$70,781 million in 2002, a decrease of 15.8%. The decrease was mainly due to lower selling, general and administrative expenses at Madeco and Lucchetti.

      The decrease in Madeco's SG&A expenses of Ch$6,197 million was related to a company-wide reduction in SG&A expenses. In addition, Madeco's SG&A expenses decreased by Ch$1,450 million due to the effect on non-Chilean subsidiaries of the appreciation of the Chilean peso relative to the U.S. dollar.

      The reduction of Ch$4,518 million in Lucchetti's selling, general and administrative expenses in 2003 was attributable to the discontinuation of Lucchetti's activities in Peru in January 2003.

      2002 Compared to 2001

      In 2002, the Company's selling, general and administrative expenses were Ch$70,781 million, compared to Ch$83,139 million in 2001, a decrease of 14.9%. The decrease was mainly due to lower selling, general and administrative expenses at Madeco and to a lesser extent, at Lucchetti.

      The decrease in selling, general and administrative expenses from Ch$35,743 million to Ch$27,969 million at Madeco was related to various factors, which included the closure of production facilities in Argentina, the exit from the curtain wall business (part of the aluminum profiles business unit) and a company wide personnel reduction.

      The reduction of Ch$4,129 million in Lucchetti's selling, general and administrative expenses in 2002 was mainly due to the divestiture of its Argentine operations, which accounted for Ch$2,890 million of the total reduction. SG&A expenses corresponding to the Peruvian operation decreased in line with the sales decrease experienced during the year. In absolute terms, selling, general and administrative expenses of the Chilean operation remained constant between 2001 and 2002, although as a percentage of sales, they fell from 25.9% to 23.5%, thereby contributing to a reduction in SG&A expenses as a percentage of sales at the consolidated level.

OPERATING INCOME (LOSS)

                                      2001   Variation     % change          2002        Variation    % change        2003
                                      ----   ---------     --------          ----        ---------    --------        ----
                                                         (in millions of constant Ch$, except percentages)
Madeco..........................    11,096      (7,053)       (63.6)        4,043            3.414        84.4        7,457
Lucchetti.......................     2,753         (48)        (1.7)        2,705              189         7.0        2,894
Telsur..........................    13,983        (753)        (5.4)       13,230             (913)       (6.9)      12,317
Hoteles Carrera.................      (562)        180        (32.0)         (382)             172       (45.0)        (210)
Holding Co. & eliminations......    (9,049)       (167)         1.8        (9,216)            (495)        5.4       (9,711)
                                    ------      ------                     ------            -----                   ------
Total operating income (loss)...    18,221      (7,841)       (43.0)       10,380            2,367        22.8       12,747
                                    ======      ======                     ======            =====                   ======

      2003 Compared to 2002

      In 2003, the Company reported operating income of Ch$12,747 million, compared to operating income of Ch$10,380 million in 2002. The increase of 22.8% in 2003 was primarily due to an improvement in the operating performance of Madeco, the effect of which was partially offset by a reduction in Telsur's operating income.

      Madeco's operating income increased by 84.4% to Ch$7,457 million. The increase in Madeco's operating results was mainly attributable to the 22.2% reduction in selling, general and administrative expenses which led to an improvement in the operating results of all of Madeco's business units, the effect of which more than offset the decline in gross profit associated with the company's lower sales level. To a lesser extent, the exclusion of Optel's operating results also contributed to the increase in operating income as the subsidiary produced an operating loss in 2002 amounting to Ch$1,332 million.

      Telsur reported a 6.9% decrease in operating profit in 2003. In spite of an increase in sales of 4.5% and a 2.1% reduction in SG&A expenses, Telsur's operating profit was affected by the sales mix which favored newly consolidated internet, security and other non-regulated services, the associated margins of which do not yet compensate for the reduction the company has experienced in sales of its higher margin fixed line telephony products. Fixed line telephony traffic has declined as a consequence of consumer substitution of mobile and other telecommunications alternatives for fixed line telephony.

      2002 Compared to 2001

      In 2002, the Company reported operating income of Ch$10,380 million, compared to operating income of Ch$18,221 million in 2001. The decrease of 43% in 2002 was primarily due to deterioration in the operating performance of Madeco, which accounted for 90% of the total reduction, and to a lesser extent, Telsur.

      The decrease in Madeco's operating profit of 63.6% in 2002 was mainly attributable to the wire and cable business unit, which suffered from a lack of demand for its products in Brazil by the telecommunications sector, thereby generating operating losses for the year.

      Telsur reported a 5.4% decrease in operating profit in 2002. The decrease in operating profit was mainly due to the consolidation of non-regulated services in 2002 which do not yet generate sufficient revenue to cover their cost of operations as well as a reduction in basic telephony traffic as a consequence of low economic activity in the south of Chile and the effect of substitution of mobile alternatives for fixed line telephony.

NON - OPERATING RESULTS

INTEREST INCOME

      2003 Compared to 2002

      In 2003, interest income amounted to Ch$2,928 million, compared to Ch$5,401 million in 2002, a reduction of 45.8%. The decrease in interest income was primarily attributable to a lower average level of interest-bearing cash and cash equivalents, as well as lower prevailing interest rates on cash deposits.

      2002 Compared to 2001

      In 2002, interest income amounted to Ch$5,401 million, compared to Ch$8,259 million in 2001, a reduction of 34.6%. The decrease in interest income was primarily attributable to a reduction in interest rates on cash deposits.

NON - OPERATING INCOME

                                                                          2001       2002       2003
                                                                          ----       ----       ----
                                                                      (in millions of constant Ch$)
Gain on sale of investments:
     Gain on sale of Entel shares .................................     51,567         --         --
     Gain on sale of other investments ............................      6,271        435         18
                                                                      --------   --------   --------
Total gain on sale of investments .................................     57,838        435         18
Proportional share of net income of equity method investments:
     Banco Edwards ................................................      5,378         --         --
     Banco de Chile ...............................................     16,153     15,578     38,047
     CCU ..........................................................     12,293      6,862     16,657
     Entel ........................................................      3,206      2,361      3,414
     Habitaria (1) ................................................        217        453         --
     Others .......................................................        608        679       (123)
                                                                      --------   --------   --------
Total proportional share of net income of equity method investments     37,855     25,933     57,995
                                                                      --------   --------   --------
Other non-operating income ........................................     11,391      7,510     61,515
                                                                      --------   --------   --------
Total non-operating income ........................................    107,084     33,878    119,528
                                                                      ========   ========   ========

(1) Quinenco's proportional share of the net loss corresponding to its interest in Habitaria amounted to Ch$336 million in 2003. For a discussion of Habitaria's results in 2003 compared to 2002, see "- Non-operating expenses - Proportional share of net income - main equity investments" in this section.

      2003 Compared to 2002

      In 2003, non-operating income was Ch$119,528 million compared to Ch$33,878 million reported in 2002, an increase of 252.8%. The increase in non-operating income in 2003 was due to various factors, which included significantly higher results from equity investments and a non-recurring arbitration settlement payment of Ch$36,035 million received from Quinenco's ex-partners in IRSA, the controlling entity of CCU. In addition, negative goodwill amortization of Ch$21,130 million associated with Quinenco's non-subscription to Madeco's capital increase in June and August of 2003 also contributed to the increase in non-operating income for the year, although this credit was entirely offset by a charge of Ch$21,130 million to other non-operating expenses in connection with the non-subscription.

      2002 Compared to 2001

      In 2002, non-operating income was Ch$33,878 million compared to Ch$107,084 million reported in 2001, a decrease of 68.4%. The reduction in non-operating income in 2002 was primarily due to the absence of gains on the sale of investments and to a lesser extent, a reduction in the proportional share of net income of equity method investments, which fell by 31.5% to Ch$25,933 million. Quinenco's proportional share of net income was affected by lower net income corresponding to its investments in CCU and the banking sector, which following the merger of Banco Edwards and Banco de Chile, only included Banco de Chile in 2002.

GAIN ON SALE OF INVESTMENTS

      2003 Compared to 2002

      In 2002 and 2003, gains on the sale of investments were immaterial to the Company's results.

      2002 Compared to 2001

      In 2002, gains on the sale of investments amounted to Ch$435 million, compared to Ch$57,838 million in 2001. In 2001, gains on the sale of investments were mostly made up of the gain on the sale of 8% of the outstanding shares of Entel and a 39.4% interest in Plava Laguna, which amounted to Ch$51,567 million and Ch$1,331 million, respectively.

PROPORTIONAL SHARE OF NET INCOME OF EQUITY METHOD INVESTMENTS

      2003 compared to 2002

      The proportional share of net income of equity method investments was Ch$57,995 million in 2003, compared to Ch$25,933 million in 2002, an increase of 123.6%. The increase can mainly be explained by a higher proportional share of net income from Quinenco's investments in Banco de Chile, CCU, and to a lesser extent, Entel.

      2002 compared to 2001

      Quinenco's proportional share of net income of equity method investments was Ch$25,933 million in 2002, compared to Ch$37,855 million in 2001, a decrease of 31.5%. The decrease can mainly be explained by a lower proportional share of net income from Quinenco's investments in CCU and the banking sector, which following the merger of Banco Edwards and Banco de Chile in 2002, only included Banco de Chile.

      Quinenco's Proportional Share of Net Income of Equity Method Investments

      Banco de Chile - 2003 compared to 2002

      Quinenco's investment in Banco de Chile is currently being accounted for as a non-consolidated equity-method interest, in accordance with an express authorization from the SVS. Until it merged with Banco de Chile on January 1, 2002, Quinenco's interest in Banco Edwards was also accounted for as a non-consolidated equity-method interest.

      Quinenco's proportional share of net income from its investments in the financial services sector was Ch$38,047 million and Ch$15,518 million in 2003 and 2002, respectively, which represented 29.2% of the net income of Banco de Chile in both years.

      Banco de Chile's net income was Ch$130,553 million in 2003, an increase of 145.6% from the net income of Ch$53,161 million reported in 2002. The increase in net income was attributable to various factors, including a growth in fee income of 30.2%, lower provisions for loan losses, higher loan recoveries and a decrease in the bank's operating expenses. These increases more than offset the effect on net income of the reduction in the bank's net financial income and higher income taxes incurred during the year.

      Operating revenues increased by 1.1% to Ch$424,250 million in 2003 , mainly due to strong growth in fee income, which increased by Ch$23,982 million to Ch$103,389 million. The growth in fee income was mainly attributable to traditional banking services as well as stock brokerage services. Operating revenues further benefited from gains on the sales of financial instruments, which increased by Ch$4,200 million to Ch$5,330 million as a result of the sale of Argentine securities. These increases more than offset the decline in net financial income, which decreased by 7% to Ch$315,531 million, mostly as a consequence of the lower inflation experienced during the period of 1%, which decreased the amount of interest income earned on UF-based assets. Net financial income, which is calculated as the sum of net interest revenue and net foreign exchange transactions, accounted for 74.4% of total operating revenues

      Loan loss provisions decreased from Ch$101,650 million (adjusted by including voluntary provisions) in 2002 to Ch$60,069 million in 2003, a reduction of 59.1%. The level of loan loss provisions in 2003 reflected the improvement in economic indicators and overall performance of the Chilean economy, as well as a lower level of loan loss provisions on foreign denominated loans in general as a consequence of the appreciation of the Chilean peso.

      Other income and expenses improved from an expense (net) of Ch$5,967 million in 2002 to income (net) of Ch$8,746 million, primarily attributable to a higher recovery level of previously charged off loans.

      Operating expenses declined by 10.4% to Ch$224,436 million, mainly in connection with synergies and cost savings which resulted from the bank's merger.

      The net charge for price-level restatement was reduced from Ch$9,692 million to Ch$4,036 million, reflecting the slowdown in inflation which fell to 1% for the twelve month period.

      Income tax expense rose sharply in 2003 to Ch$13,902 million from a tax credit of Ch$1,165 million in 2002, as a result of the higher income level reported, an increase in the tax rate of 0.5% and lower tax credits.

      Banco de Chile - 2002 compared to 2001

      Quinenco's proportional share of Banco de Chile's net income was Ch$15,578 million in 2002 and Ch$16,153 million in 2001. The Company's economic interest (dividend rights) in Banco de Chile was 29.2% and 17.8% as of December 31, 2002 and 2001, respectively.

      Banco de Chile's net income was Ch$53,161 million in 2002, a decrease of 41.2% from the Ch$90,473 million reported in 2001. The reduction in net income was primarily attributable to an increase in merger related expenses, higher provisions for loan losses and to a lesser extent, the recognition of marked to market losses on Argentine securities accounted for as available for sale. These were partially offset by higher net interest revenue and fee income.

      Net interest revenue increased by 66.1% from Ch$223,517 million to Ch$371,265 million, mainly due to a 41.8% increase in average interest earning assets as a result of the merger and an increase of 65 basis points in the net interest margin. The net interest margin, which rose from 3.9% in 2001 to 4.5% in 2002, benefited from higher lender spreads, repricing, a better funding mix and a net position in Chilean pesos readjusted in accordance with changes in assets denominated in U.S. dollars (during 2002, the U.S. dollar appreciated by 8.6% against the Chilean peso).

      Fee income increased by 78.1% from Ch$44,598 million in 2001 to Ch$79,407 million in 2002. The increase was primarily a result of the merger although higher fees earned in connection with traditional banking services and at the subsidiary level also contributed to the growth experienced during the year.

      Loan loss provisions increased by 112.9% from Ch$47,736 million in 2001 to Ch$101,650 million in 2002. The increase in loan provisions was primarily related to the merger and a leveling of the credit risk classifications of the portfolios of Banco Edwards and Banco de Chile. In addition, uniform risk criteria were applied to both banks' loan portfolios, which also contributed to a higher level of provisions.

      Banco de Chile's operating expenses increased from Ch$144,145 million in 2001 to Ch$250,517 million in 2002. The increase was mainly a result of the merger with Banco Edwards, mainly related to personnel and administrative expense. Merger-related operating expenses included severance payments, technological developments, outplacement, financial advisory and branch refurbishment costs.

      CCU - 2003 compared to 2002

      Quinenco's proportional share of CCU's income was Ch$16,657 million in 2003 and Ch$6,862 million in 2002, which represented its 30.8% economic interest in CCU's net income in both years.

      CCU's consolidated sales increased by 9.9% to Ch$384,064 million in 2003, compared to Ch$349,350 million in 2002. The increase in CCU's consolidated sales was mainly due to a 9.0% increase in volumes sold. With the exception of domestic wines, all of CCU's beverage segments experienced volume increases in 2003, most notably beer in Chile and Argentina. In general terms, volumes were favorably influenced by the economic reactivation underway in Chile, and to a certain extent, in Argentina, as well as the addition of new products to the company's beverage portfolio. Higher average beer prices in Chile and Argentina more than compensated for the sharp reduction in export wine prices. Sales by segment were as follows in 2003: beer Chile (39.0%), beer Argentina (8.2%), soft drinks/mineral waters (30.0%), wine (21.5%) and others (1.3%).

      Operating income increased by 20.2% to Ch$45,863 million in 2003, mainly due to the strong growth in revenues associated with the beer segment in Chile, both in terms of volume and average prices, as well as lower cost of sales and selling, general and administrative expenses. Likewise, the Argentine beer segment benefited from a somewhat improved economic scenario, reducing its operating losses by 67.2% to Ch$3,665 million. These improvements were partially offset by a decline in the operating income associated with the wine segment, which decreased by 58.5% to Ch$3,801 million as a result of lower average wine prices, as well as the soft drinks segment, which was affected by higher cost of sales. As a percentage of sales, the operating margin increased from 10.9% in 2002 to 11.9% in 2003.

      Non-operating income amounted to Ch$13,601 million in 2003, compared to non-operating losses of Ch$7,131 million in 2002. The variation in non-operating results can mostly be explained by the non-recurring gain of Ch$20,114 million on the sale of CCU's interest in Karlovacka, a Croatian brewery. Net income in 2003 amounted to Ch$54,088 million, an increase of 142.7% from the net income of Ch$22,286 million reported in 2002, as a result of the aforementioned increases in operating and non-operating results.

      CCU - 2002 compared to 2001

      Quinenco's proportional share of CCU's income was Ch$6,862 million in 2002 and Ch$12,293 million in 2001, which represented its 30.8% economic interest in CCU's net income in both years.

      CCU's consolidated sales decreased by 6.6% to Ch$349,350 million in 2002, compared to Ch$374,088 million in 2001. The decrease in CCU's consolidated sales was mainly due to an 8.8% decrease in average prices, partially offset by a 2.4% increase in volumes sold. The decrease in revenues was primarily attributable to the Argentine beer segment, which declined by 54.5% due to Argentina's ongoing economic crisis and currency devaluation, partially offset by an increase of 2.2% in revenues corresponding to the Chilean operations. Sales by segment were as follows in 2002: beer Chile (38.9%), beer Argentina (7.2%), soft drinks/mineral waters (32.0%), wine (21.7%) and others (0.2%).

      Operating income decreased by 16.0% to Ch$38,142 million in 2002, of which Ch$5,080 million is explained by a decline in operating profit in Argentina, and the remaining Ch$2,190 million to the Chilean operations. As a percentage of sales, the operating margin fell from 12.1% in 2001 to 10.9% in 2002.

      Non-operating losses amounted to Ch$6,960 million in 2002, compared to non-operating income of Ch$3,811 million in 2001. The variation in non-operating results can mostly be explained by the non-recurring gain on the sale of a 6.7% interest in Backus & Johnston in 2001, which amounted to Ch$17,371 million. Net income in 2002 amounted to Ch$22,286 million, a decrease of 44.2% from the net income of Ch$39,924 million reported in 2001, as a result of the aforementioned decreases in operating and non-operating results.

      Entel - 2003 compared to 2002

      Quinenco's proportional share of Entel's net income was Ch$3,414 million in 2003 and Ch$2,361 million in 2002. Its economic interest in Entel was 5.7% as of December 31, 2002 and 2003.

      Entel's consolidated revenues decreased by 10.3% in 2003 to Ch$729,252 million, mostly explained by a 32.6% decrease in revenues related to Entel's international operations, which were affected by the appreciation of the Chilean peso, as well as changes in the regulatory environment in the United States. The mobile telephony segment, which is Entel's most important business segment and which accounted for 47.0% of total revenues in 2003, grew by 5.5%, partially offsetting the reduction in revenues from international subsidiaries.

      Operating income amounted to Ch$108,212 million in 2003, compared to Ch$98,536 million in 2002, an increase of 9.8%. The increase in operating income was the result of lower cost of sales and selling, general and administrative expenses, which collectively declined by 13.1% as part of a company-wide effort to produce cost savings. The operating margin increased from 12.1% in 2002 to 14.8% in 2003.

      Non-operating losses amounted to Ch$40,113 million in 2003, compared to non-operating losses of Ch$51,389 million in 2002. Non-operating losses decreased mainly due to a reduction in interest expense as a consequence of a lower indebtedness level, as well as a decline in expenses related to personnel severance indemnities.

      Entel reported net income of Ch$59,977 million in 2003, compared to Ch$41,507 million in 2002, an increase of 44.5%, attributable to the aforementioned improvements in the company's operating and non-operating results during the year.

      Entel - 2002 compared to 2001

      Quinenco's proportional share of Entel's net income was Ch$2,360 million in 2002 and Ch$3,206 million in 2001. Its economic interest in Entel was 5.7% as of December 31, 2001 and 2002.

      Entel's consolidated sales increased by 10.1% in 2002 to Ch$812,809 million, mostly explained by an increase in revenues related to Entel's cellular telephony business unit. Operating income amounted to Ch$98,536 million in 2002, compared to Ch$86,518 million in 2001, an increase of 13.9%. The increase in operating income was a result of the higher overall sales level which outpaced cost increases in the same period, resulting in a higher operating margin, equivalent to 12.1% of sales.

      Non-operating losses amounted to Ch$51,389 million in 2002, compared to non-operating losses of Ch$49,203 million in 2001. Non-operating losses increased due to higher expenses related to personnel severance indemnities, partially offset by a lower level of interest expense for the year.

      Entel reported net income of Ch$41,507 million in 2002, compared to Ch$35,582 million in 2001, an increase of 16.7%, attributable to the aforementioned improvements in the company's operating performance in the year.

      Habitaria - 2003 compared to 2002

      In 2003, Habitaria reported a net loss of Ch$336 million, of which 50% corresponded to Quinenco's proportional share. For a discussion of Habitaria's 2003 results compared to 2002, see "- Non-Operating Expenses".

      Habitaria - 2002 compared to 2001

      Quinenco's proportional share of Habitaria's net income was 50%, or Ch$453 million in 2002 and Ch$217 million in 2001.

      Habitaria reported net income in 2002 of Ch$ 907 million, compared to a net income of Ch$434 million in 2001, an increase of 108.8%. Sales revenues reached Ch$23,236 million in 2002, compared to Ch$20,260 million in 2001, reflecting a relatively dynamic real estate market, stimulated by low prevailing interest rates as well as an increase in Habitaria's housing stock available for sale. Habitaria sold and delivered 436 apartments in 2002. In comparison, 2001 sales revenues corresponded to the sale and delivery of 398 apartments. Operating income was Ch$1,409 million in 2002, compared to operating income of Ch$1,036 million in 2001, an increase of 36%.

OTHER NON - OPERATING INCOME

      2003 compared to 2002

      Other non-operating income was Ch$61,515 million in 2003, compared to Ch$7,510 million in 2002. The increase in 2003 is mainly attributable to several factors, including a non-recurring gain of Ch$36,035 million related to the settlement of arbitration with Quinenco's ex-partners in IRSA, the controlling entity which holds a 61.6% interest in CCU, and an extraordinary credit of Ch$21,130 million to negative goodwill amortization associated with Quinenco's non-subscription in Madeco's capital increase in June and August of 2003. This credit was offset by a charge to other non-operating expenses of Ch$21,130 million related to the non-subscription and the net effect on income was zero in 2003.

      2002 compared to 2001

      Other non-operating income was Ch$7,510 million in 2002, compared to Ch$11,391 million in 2001, a decrease of 34.1%. The decrease in 2002 is mainly explained by a reduction of Ch$7,371 million in negative goodwill amortization associated with the original Entel share purchases disposed of during 2001. The reduction in negative goodwill amortization was partially offset by an increase in other non-operating income of Ch$3,489 million, mainly composed of the reversal of a loss contingency provision made in connection with the purchase from SBC of its interest in VTR, a subsidiary of Quinenco, in 1999.

INTEREST EXPENSE

      2003 Compared to 2002

      Interest expense was Ch$35,192 million in 2003, a 31.3% decrease from the Ch$51,234 million reported in 2002. The decrease in interest expense is explained by a reduction in the Company's indebtedness level as well as lower prevailing interest rates. In addition, the deconsolidation of Lucchetti's Chilean operations also served to reduce interest expense in 2003. Consolidated interest expense in 2003 is principally composed of interest expense incurred by Quinenco and intermediate holding companies (46.5%), Madeco (35.4%), Lucchetti (8.2%), Telsur (8.6%) and others (1.3%).

      2002 Compared to 2001

      Interest expense was Ch$51,234 million in 2002, a 16.5% decrease from the Ch$61,387 million reported in 2001. The decrease in interest expense is primarily explained by lower prevailing interest rates during the twelve-month period. Quinenco's consolidated interest expense in 2002 is principally composed of interest expense incurred by Quinenco and intermediate holding companies (45.3%), Madeco (37.6%), Lucchetti (9.7%), Telsur (6.4%) and others (1.0%).

NON - OPERATING EXPENSES

                                                                            2001     2002     2003
                                                                            ----     ----     ----
                                                                        (in millions of constant Ch$)
Proportional share of net loss of equity method investments:
      Habitaria (1) ...................................................       --       --      336
      Others ..........................................................      141      498      262
                                                                          ------   ------   ------
      Total proportional share of net loss of equity method investments      141      498      598
Other non-operating expenses ..........................................   72,456   86,047   65,841
                                                                          ------   ------   ------
Total non-operating expenses ..........................................   72,597   86,545   66,439
                                                                          ======   ======   ======

----------------
(1) Quinenco's proportional share of net income corresponding to its interest in Habitaria amounted to Ch$215 million in 2001 and Ch$449 million in 2002. For a discussion of Habitaria's results in 2002 compared to 2001, see "- Non-operating income - Proportional share of net income - main equity investments" in this section.

      2003 Compared to 2002

      In 2003, non-operating expenses were Ch$66,439 million, compared to Ch$86,545 million in 2002, a decrease of 23.2%. The decrease in non-operating expenses was mainly attributable to a reduction in other non-operating expenses, which declined from Ch$86,047 million in 2002 to Ch$65,841 million in 2003. In 2002, other non-operating expenses included loss provisions of Ch$30,110 million related to the forced closure of Lucchetti's Peruvian operations. In addition, other non-operating expenses in 2002 included significant charges related to the write-down of Madeco's operations in Argentina in connection with the economic crisis in that country ,as well as charges for restructuring and personnel severance indemnities. The absence of these non-recurring expenses largely explains the variation between the two years.

      2002 Compared to 2001

      In 2002, non-operating expenses were Ch$86,545 million compared to Ch$72,597 million in 2001, an increase of 19.2%. The increase in non-operating expenses was mainly attributable to a significant increase in Lucchetti's non-operating expenses which included loss provisions of Ch$30,110 million related to the forced closure of its Peruvian operations. The increase in non-operating expenses was partially offset by a reduction in Madeco's non-operating expenses and a decrease in goodwill amortization expense at the Quinenco corporate level.

PROPORTIONAL SHARE OF NET LOSS OF EQUITY METHOD INVESTMENTS

      2003 compared to 2002

      The proportional share of the net loss of equity method investments was Ch$598 million in 2003, compared to Ch$498 million in 2002.

      Habitaria - 2003 compared to 2002

      Quinenco's proportional share of Habitaria's net loss was 50%, or Ch$336 million in 2003, compared to a proportional share of Habitaria's net income of Ch$453 million in 2002.

      Habitaria reported a net loss in 2003 of Ch$672 million, compared to a net income of Ch$907 million in 2002. Sales revenues reached Ch$18,066 million in 2003, compared to Ch$23,236 million in 2002, reflecting weak demand for housing units as well as a reduction in the number of new units Habitaria had available for sale in 2003. Habitaria sold and delivered 275 apartments in 2003. In comparison, 2002 sales revenues corresponded to the sale and delivery of 436 apartments. Operating income was Ch$50 million in 2003, compared to operating income of Ch$1,409 million in 2002.

      Habitaria - 2002 compared to 2001

      In 2002, Habitaria reported net income of Ch$453 million, of which 50% corresponded to Quinenco's proportional share. For a discussion of Habitaria's 2002 results compared to 2001, see "- Non-Operating Income".

OTHER NON - OPERATING EXPENSES

      2003 compared to 2002

      In 2003, other non-operating expenses were Ch$65,841 million, compared to Ch$86,047 million in 2002, a decrease of 23.5%. The variation is explained by several factors, including a significant charge to income in 2002 of Ch$30,110 million in relation to the forced closure of Lucchetti's plant facilities in Peru. In addition, Madeco wrote-down its operations in Argentina as a consequence of the economic crisis and incurred restructuring and personnel severance indemnities amounting to Ch$17,333 million in 2002. The reduction in other non-operating expenses in 2003 was partially offset by a charge to income of Ch$21,130 million related to Quinenco's non-subscription to Madeco's capital increase in June and August 2003 (offset by a credit to negative goodwill amortization for the same amount), a loss provision of Ch$4,917 million made in connection with the liquidation of Madeco's fiber optic cable subsidiary in Brazil and a loss on the sale of the Hotel Carrera in Santiago of Ch$4,713 million.

      2002 compared to 2001

      In 2002, other non-operating expenses were Ch$86,047 million, compared to Ch$72,456 million in 2001, an increase of 18.8%. The increase in other non-operating expenses was mainly due to an increase in other non-operating expenses at Lucchetti. The increase in other non-operating expenses was partially offset by a reduction of other non-operating expenses at Madeco and a decrease in goodwill amortization expense at the Quinenco corporate level.

      Lucchetti's other non-operating expenses amounted to Ch$35,004 million in 2002, compared to Ch$5,755 million in 2001. In 2002, Lucchetti made charges to 2002 results of Ch$30,110 million in connection with its forced plant closure in Peru.

      Madeco's other non-operating expenses amounted to Ch$20,211 million in 2002, compared to Ch$31,638 million in 2001. In 2001, Madeco reported significant non-recurring charges, including severance payments, restructuring costs, provisions for accounts receivable and write-offs of fixed assets in Argentina. In 2002, other non-operating expenses consisted mainly of charges for obsolescence of inventories and supplies, severance pay and provisions for accounts receivable as well as additional asset write-downs in Argentina.

      Goodwill expense amortization, included with other non-operating expenses, amounted to Ch$20,737 million in 2002, compared to Ch$28,513 million in 2001. The decrease of 27.3% is explained by the reduction in goodwill amortization associated with purchases of shares of Entel, which were disposed of in 2001.

PRICE - LEVEL RESTATEMENT

      2003 Compared to 2002

      Price-level restatement gains, which also include results from exchange rate translation differences, amounted to Ch$2,876 million in 2003, compared to price-level restatement losses of Ch$8,985 million in 2002. In 2003, the net credit to income to adjust for the change in purchasing power of the Chilean peso on the Company's net non-monetary asset position and income and expense accounts amounted to Ch$1,892 million, compared to a net charge to income of Ch$5,073 million in 2002. The variation is mostly attributable to Madeco's operations, which in 2002 incurred significant exchange rate translation losses as a result of the devaluation of the Chilean peso, Argentine peso and Brazilian real vis-a-vis the U.S. dollar in that year. In 2003 exchange rate translation gains mostly correspond to the appreciation of the Chilean peso vis-a-vis the U.S. dollar.

      2002 Compared to 2001

      Price-level restatement losses amounted to Ch$8,985 million in 2002, compared to price-level restatement losses of Ch$11,060 million in 2001, a decrease of 18.8%. In 2002, the net credit to income to adjust for the change in purchasing power of the Chilean peso on the Company's net non-monetary asset position and income and expense accounts amounted to Ch$5,073 million, compared to a net charge to income of Ch$3,935 million in 2001. Exchange rate translation losses, also included with price-level restatement, increased from Ch$7,125 million in 2001 to Ch$14,058 million in 2002. Exchange rate translation losses mostly corresponded to Madeco's businesses and reflect the devaluation of the Chilean peso, Brazilian real and the Argentine peso vis-a-vis the United States dollar in 2002.

NON - OPERATING RESULTS (NET)

      2003 Compared to 2002

      Non-operating income (net) amounted to Ch$23,701 million in 2003, compared to a non-operating loss of Ch$107,485 million in 2002.

      The main items which contributed to the improvement in non-operating income in 2003 were significantly higher results from equity method investments, the non-recurring arbitration settlement payment received by Quinenco from its ex-partners in IRSA, a lower level of interest expense and a reduction of 23.2% in other non-operating expenses.

      The main items which contributed to a non-operating loss in 2002 were other non-operating expenses, which included non-recurring charges related to Lucchetti's operations in Peru and to Madeco's operations in Argentina.

      2002 Compared to 2001

      There was a non-operating loss of Ch$107,485 million in 2002, compared to a non-operating loss of Ch$29,701 million in 2001. The main items which contributed to a non-operating loss in 2002 were other non-operating expenses, which included non-recurring charges related to Lucchetti's operations in Peru and for Madeco's operations in Argentina, interest expense and goodwill expense incurred during the period. In 2001, the main items which contributed to a non-operating loss were other non-operating expenses, goodwill expense and interest expense incurred during the period. These expenses were partially offset by a large non-recurring gain resulting from the sale of a portion of the Company's interest in Entel.

MINORITY INTEREST

                                             2001         2002        2003
                                            -----         ----        ----
                                            (in millions of constant Ch$)
          Madeco & subsidiaries .....      24,187       20,043       5,440
          Telsur & subsidiaries .....      (2,500)      (1,745)     (2,116)
          Lucchetti & subsidiaries ..         699        2,371         104
          Hoteles Carrera ...........         102           65         345
          Other .....................         185           (7)         43
                                          -------      -------      ------
          Total minority interest ...      22,673       20,727       3,816
                                          =======      =======      ======

      2003 Compared to 2002

      In 2003, minority interest amounted to a credit to income of Ch$3,816 million, compared to a credit to income of Ch$20,727 million in 2002. Madeco reported a net loss of Ch$16,734 million in 2003, which resulted in an add-back to income of the net loss which did not correspond to Quinenco of Ch$5,440 million. The deduction from income of Ch$2,116 million corresponding to Telsur was related to the portion of Telsur's net income which did not correspond to the Company's interest.

      2002 Compared to 2001

      In 2002, minority interest amounted to a credit to income of Ch$20,727 million, compared to a credit to income of Ch$22,673 million in 2001. Madeco and Lucchetti reported a net loss in 2002 which resulted in an add-back to income of the net loss which did not correspond to Quinenco of Ch$20,043 million and Ch$2,371 million, respectively. The deduction from income of Ch$1,745 million corresponding to Telsur was related to the portion of Telsur's net income which did not correspond to the Company's interest.

NET INCOME

      2003 Compared to 2002

      In 2003, the company reported net income of Ch$37,695 million, compared to a net loss of Ch$76,235 million in 2002. The variation is largely explained by the improvement in the net income contribution from the main operating companies of the group, particularly Banco de Chile, CCU, Lucchetti and Madeco. At the corporate level, the non-recurring settlement payment of Ch$36,035 million received by Quinenco from its ex-partners in IRSA also contributed significantly to the increase in net income in 2003.

      2002 Compared to 2001

      In 2002, the company reported a net loss of Ch$76,235 million, compared to net income of Ch$16,134 million in 2001. The variation is largely explained by a reduction in the net income contribution from the main operating companies of the group, principally Lucchetti, which reported non-recurring charges of Ch$30,110 million in connection with the forced closure of its plant facilities in Peru, in addition to the reduction in the net income contribution from investments in the banking sector and CCU which fell by Ch$11,384 million. The variation in net earnings between 2002 and 2001 is also explained by the absence of extraordinary gains on sales of investments in 2002. In 2001, Quinenco reported a gain on the sale of shares of Entel and the divestment of its stake in Plava Laguna, boosting non-operating results by Ch$52,898 million in that year.

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

      The restatement of the principal non-monetary assets and liabilities, equity and income and expense accounts and the corresponding effect on the Company's results of operations is set forth in the following table:

                                                                                           Credit (charge)
                                                                                        Year Ended December 31,
                                                                                        -----------------------
                                                                              2001                2002                  2003
                                                                              ----                ----                  ----
                                                                                      (in millions of constant Ch$)
Property, plant and equipment....................................         Ch$8,716            Ch$8,098              Ch$2,677
Shareholders' equity accounts....................................          (20,543)            (20,349)               (6,305)
Other assets and liabilities.....................................           23,145              29,507                11,102
Income and expense accounts in terms of period-end
   constant Chilean pesos........................................              (98)                847                  (537)
Net adjustment of assets and liabilities indexed in UFs..........          (15,155)            (13,030)               (5,045)
Net adjustment of assets and liabilities denominated in
   foreign currency..............................................           (7,125)            (14,058)                  984
                                                                        ----------           ----------             --------
Price-level restatement..........................................       Ch$(11,060)          Ch$(8,985)             Ch$2,876
                                                                        ==========           ==========             ========

WORKING CAPITAL IN FOREIGN CURRENCIES

      The Company's operating results and investments are exposed to fluctuations of foreign currency exchange rates principally as a result of carrying working capital in local currencies. According to Chilean GAAP, the Company's financial statements are expressed in Chilean pesos which result from the consolidation of financial statements of Chilean subsidiaries expressed in Chilean pesos and the translation of the foreign subsidiaries' financial statements expressed in local currencies to Chilean pesos. In 2003, approximately 25.8% of the Company's consolidated revenues were from sales made outside of Chile and investments in subsidiaries outside of Chile represented approximately 12.5% of the Company's total investments at December 31, 2003.

      The Company maintains foreign exchange forward and swap contracts to hedge against the risk of fluctuations in foreign currencies. For discussion of the Company's use of hedging instruments, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Exchange Rate Risk".

      The following table presents the working capital position (net) in local currencies as of December 31, 2003. All amounts are expressed in thousands of Chilean pesos.

                                                                 Other        Argentine      Peruvian    Brazilian
                                  U.S. dollars     Euros      currencies        pesos          sols        reals
                                  ------------     -----      ----------        -----          ----        -----
                                                            (in thousands of constant Ch$)
Working capital in foreign
currencies (net)............       44,974,350     757,634        978,504       994,742        357,478    7,443,249

      In addition, CCU, an equity-method investment, maintains working capital in foreign currencies. As of December 31, 2003, CCU's working capital in foreign currencies (net) was Ch$21,606 million in U.S. dollars (net liabilities), Ch$2,755 million in Argentine pesos and Ch$3,538 million in other foreign currencies.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. The Company principally operates in five operating segments, Manufacturing, Food and Beverage, Telecommunications, Financial Services and Real estate/hotel administration, each with different critical accounting policies and estimates described below.

      The Company believes that its critical accounting policies in the preparation of its Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management's judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in Note 26 of the financial statements. There are also areas in which management's judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 and
Note 26 to the consolidated financial statements.

Financial Services

      Banco de Chile prepares its financial statements in accordance with Chilean GAAP and the rules of the SBIF. It is required to make estimates and assumptions in the application of certain rules because they are related to matters that are inherently uncertain. Banco de Chile believes that the following are the more critical judgment areas or are those accounting policies that involve a higher degree of complexity and affect the bank's financial condition and results of operations.

      Allowance for Loan Losses

      Under the regulations of the SBIF, banks must classify their loan portfolio into five categories of payment capability. The minimum amount of required loan loss allowances are determined based on fixed percentages of estimated loan losses assigned to each category.

      Additionally, Chilean banks may also maintain voluntary reserves in excess of the minimum required amount so as to provide additional coverage for potential loan losses. Classification of the bank's loan portfolio is determined based on a systematic ongoing review and evaluation performed as part of the credit-risk evaluation process, estimated fair value and adequacy of collateral and other pertinent factors. Beginning January 1, 2004, Chilean banks are required to reassess their allowance for loan losses. The number of categories of payment capability will be increased with the aim of more closely aligning the allowance with the likely cash flows to be received in the future. Also, the use of the voluntary reserve will be ended in order to remove a strong level of subjectivity from the allowance.

      Investment securities

      Investment portfolios principally include debt securities purchased in connection with the bank's balance sheet management activities. These securities are classified at the time of purchase, based on management's intentions, as either trading or permanent.

      The bank accounts for financial investments that have a secondary market at fair value with unrealized gains and losses included in other operating income (expenses) for those classified as trading investments, and unrealized gains and losses are included in a separate component of shareholders' equity for those classified as permanent, in accordance with the regulations of the SBIF. All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments, as applicable.

      If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed maturity securities, the bank discounts the expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, matrix or model pricing may be used to determine an appropriate fair value.

Food and Beverage

      Allowance for Doubtful Accounts

      The allowance for doubtful accounts is based upon the assessment of probable loss related to overdue accounts receivable. A 100% provision is applied for those customers that are 180 days overdue in the case of CCU and 90 days overdue in respect of Lucchetti.

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

      Inventory

      CCU's inventories of finished and in-process goods, raw materials and supplies are stated at replacement cost, as defined in the Chilean Income Tax Law, including solely the cost of raw materials added to the products. The resulting value of inventories does not exceed their estimated net realizable values.

      At December 31, 2002, CCU's subsidiaries Cervecera CCU Chile Ltda., ECUSA, Plasco S.A. and Compania Industrial Cervecera S.A. changed the method used to value their finished products from direct cost including only raw materials to a method that includes raw materials, labor and overhead costs.

Telecommunications

      Revenue Recognition

Telsur's revenues include income from contract fees and services rendered but not billed at each period end, which have been valued at contracted rates existing at each respective period end.

Manufacturing

      Revenue Recognition

      Madeco recognizes revenues when goods are shipped or services are provided and recognizes provisions for anticipated losses on contracts at the time they become known.

      Inventories

      Inventories of finished products, work in progress and by-products are valued at production cost including direct manufacturing costs plus price-level restatement ("restated cost"). Inventories of goods for resale, raw materials, other materials and materials in transit are valued at restated cost. Work in progress and finished goods include direct and indirect manufacturing costs. Madeco regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on an estimated forecast of product demand and production requirements. Inventory values do not exceed their estimated net realizable value. Additionally, Madeco's estimates of future product demand may prove to be inaccurate, in which case the company may have understated or overstated the provision required for excess and obsolete inventory. In the future, if inventory is determined to be overvalued, Madeco would be required to recognize such costs in cost of goods sold at the time of such determination. Likewise, if inventory is determined to be undervalued, Madeco may have over-reported costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although Madeco makes every an effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of its inventory and reported operating results.

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

      In January 2002, the Argentine government announced its intent to create a dual currency system with an "official" fixed exchange rate of 1.4 pesos to 1 U.S. dollar for import and export transactions, and a "free" floating exchange rate for other transactions. On January 11, 2002, the exchange rate market holiday ended. The new "free" floating exchange rates ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. On February 3, 2002, the Argentine government issued a decree to (1) eliminate the fixed exchange rate of 1 to 1; (2) establish one "free" floating exchange rate for the Argentine peso; and (3) require that U.S. dollar-denominated obligations be converted to peso-denominated obligations using mandated conversion rates, depending on the type of obligation. The "free" floating exchange rate was 1.7 Argentine pesos per U.S. dollar on the day the market opened on February 11, 2002.

      The financial statements of the Company's Argentine operations are remeasured into U.S. dollars under Chilean GAAP in accordance with Technical Bulletin 64 ("BT 64"), which requires remeasurement of financial statements of foreign subsidiaries that operate in countries exposed to significant risks ("unstable" countries), and that are not considered to be an extension of the parent company's operations. The Company has remeasured its Argentine subsidiary financial statements in accordance with SVS Circular No. 81 using the conversion rate of 1.7 Argentine pesos per U.S. dollar for the year ended December 31, 2001 and thereafter has used the floating market exchange rate.

      Price-level restatement

      Chilean GAAP requires that financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. The Company's consolidated financial statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities and all equity accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end. The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on monetary assets and liabilities. For comparative purposes, the historical December 31, 2001 and 2002 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2003. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

      o Gains or losses recorded in net income for the period related to foreign currency denominated assets and liabilities may vary significantly.

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

      Derivative Contracts

      The Company maintains foreign exchange forward and swap contracts to hedge against the risk of fluctuations in foreign currencies. These contracts are recorded at fair value with losses recognized in earnings. Generally, fair values under Chilean GAAP are estimated using the closing spot exchange rate and interest rate differential at the period end, because listed forward market prices between these currencies are not widely available in the Chilean market, and spot rates and interest rate differentials are the accepted local standard to estimate fair value.

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

      Prior to January 1, 2000 deferred taxes were not recorded under Chilean GAAP. As a transitional provision, the Company recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to that date. These asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates in effect at the time of reversal. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent it believes that recovery is unlikely, it establishes a valuation allowance. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause the provision for income taxes to vary significantly from period to period.

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

      Also during 2000 for Banco Edwards and 2001 for Banco de Chile, the banks modified the accounting treatment of fees and expenses related to the origination of loans, as well as fees for services rendered, to be deferred and recognized in income over the term of the loans to which they relate, and over the period that the services are performed. Previously, these fees and expenses were recognized in income as the fees were received or the expenses incurred.

      The changes in accounting principles described above were made in order to comply with regulations issued by the SBIF.

      For US GAAP purposes, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002, which applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. In addition to the transitional impairment test required by the standard, which was performed during 2002 and which did not result in any impairment, the Company must perform the required impairment test annually. The Company is required to apply the new standard prospectively.

US GAAP RECONCILIATION

      The differences between Chilean GAAP and US GAAP as they affected the Company's results for the three years in the period ended December 31, 2003 principally related to accounting for (i) the consolidation of banking operations, (ii) the recognition of goodwill and other purchase accounting adjustments resulting from the step acquisitions of Banco de Chile and Banco Edwards and their subsequent merger and the subsequent amortization of such differences, (iii) investments accounted for by the equity method, (iv) price-level restatement, (v) investment securities, and (vi) deferred income taxes.

      Consolidation of Banking Operations

      Under Chilean GAAP, banking operations are not generally consolidated with non-financial businesses in Chile primarily due to the dissimilarity of both the nature of the businesses and the related accounting policies. However, under US GAAP, all majority-owned subsidiaries, including the Company's banking subsidiaries, must be consolidated. Note 26 to the financial statements presents the effects of consolidating the Company's banking operations under Chilean GAAP.

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

      In CCU, the main US GAAP differences in accounting criteria relate primarily to deferred income taxes, goodwill and trademark amortization, employee severance indemnities and the capitalization of interest cost. During the period in which the Company held less than a majority interest in SM Chile and Banco de Chile, which were the years ended December 31, 1999 and 2000 and the three-month period ended March 27, 2001, the primary US GAAP differences relate to the subordinated debt obligation, goodwill amortization, purchase accounting differences, loan loss allowances, deferred income taxes, recognition of interest income, and employee severance indemnities. After March 27, 2001, Quinenco started to consolidate SM Chile and Banco de Chile under US GAAP so they were no longer considered equity method investments.

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

      Although the cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2003 was only approximately 7.25%, the inclusion of price-level adjustments in the Company's consolidated financial statements is considered appropriate under the prolonged inflationary conditions that have affected the Chilean economy in the past. Therefore, the Company has not eliminated the effect of price-level changes in its reconciliation to US GAAP.

      Investment Securities

      The Company held a 5.7% ownership interest in Entel as of December 31, 2001, 2002 and 2003. Under Chilean GAAP, this investment is recorded based on the Company's equity participation in the net income and net equity of Entel. Under US GAAP, these investments would be classified as available-for-sale marketable securities with unrealized gains and losses included in a separate component of shareholders' equity, while realized gains and losses on sale of such investment securities are included in the results from operations.

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

      Investments held in other companies and sales of interests in other companies

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

      Due to differences in carrying value in the interests in other companies that the Company holds, when the Company sells such investments, there is a difference in the amount of gain or loss that is recorded under US GAAP and Chilean GAAP.

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

      Some of the Company's loan agreements contain contractual restrictions on the ability of subsidiaries to transfer funds to the parent company in certain specific situations, such as negative covenants on the payment of dividends or advances. However, Quinenco does not believe that any of these covenants or restrictions will have any material impact on its ability to meet its cash obligations.

      Quinenco owns a controlling interest in most of the companies in which it invests and has in the past and expects in the future to influence the dividend policies of its subsidiaries and affiliates in order to retain resources within such companies where it is deemed necessary or appropriate to further these entities' individual business plans and strategies. In addition, certain of Quinenco's non-consolidated subsidiaries and related companies, and their respective subsidiaries, are operated pursuant to shareholders' agreements that require unanimous consent of the parties thereto to pay dividends beyond the minimum required by law, and in some cases, the parties have agreed not to pay dividends for certain periods.

      In addition to funds used for its own operations, Quinenco's primary use of funds has been oriented to investments in consolidated investments and unconsolidated equity investments. Quinenco believes that its working capital is sufficient to meet its present working capital requirements.

CASH AND CASH EQUIVALENTS

                                                  2001         2002         2003
                                                  ----         ----         ----
                                                  (in millions of constant Ch$)
Madeco ..................................        4,625        7,836        5,421
Lucchetti ...............................        2,422           89        8,057
Telsur ..................................          804        1,963        1,897
Carrera .................................          104          171        6,088
Quinenco & intermediate holding co. .....       47,090       83,959       34,846
                                                ------       ------       ------
        Total ...........................       55,046       94,018       56,309

      At December 31, 2003, the Company had cash and cash equivalents totaling Ch$56,309 million on a consolidated basis and Ch$27,919 million on a non-consolidated basis. This compares to Ch$94,018 million on a consolidated basis and Ch$60,579 million on a non-consolidated basis at December 31, 2002 and Ch$55,046 million on a consolidated basis and Ch$24,217 million on a non-consolidated basis at December 31, 2001.

DIVIDEND INCOME

      The following table shows dividends received by the Company from its investments in 2001, 2002 and 2003:

                                                                % of Economic          Amount Corresponding to
                                                               Interest Owned by         Quinenco's Economic
                                        Dividends Paid           Quinenco (1)                  Interest
                                        --------------           ------------                  --------
                                                (in millions of constant Ch$, except percentages)
                    2003
Banco de Chile.........................      Ch$52,632                   29.2%                 Ch$15,498
CCU....................................        188,292                   30.8                     58,107
Telsur.................................          4,221                   73.6                      3,021
Entel..................................         15,613                    5.7                        870
Others.................................            n/a                    n/a                         78
Eliminations...........................            n/a                    n/a                     (3,021)
                                                                                               ---------
        Total..........................            n/a                    n/a                  Ch$74,553
                                                                                               =========

                    2002
Banco de Chile.........................      Ch$98,039                   29.2%                 Ch$21,581
CCU....................................         23,330                   30.8                      6,687
Telsur.................................          4,863                   73.6                      3,325
Entel..................................         11,897                    5.7                        599
Others.................................            n/a                    n/a                        693
Eliminations...........................            n/a                    n/a                     (3,325)
                                                                                               ---------
        Total..........................            n/a                    n/a                  Ch$29,560
                                                                                               =========

                    2001
Banco de Chile.........................      Ch$85,260                   17.8%                  Ch$4,515
Banco Edwards (2) .....................          1,652                   51.2                        870
CCU....................................         44,617                   30.8                     13,738
Telsur.................................          5,086                   73.6                      3,663
Entel..................................          9,603                    5.7                      1,171
Others.................................            n/a                    n/a                        235
Eliminations...........................            n/a                    n/a                     (3,663)
                                                                                               ---------
        Total..........................            n/a                    n/a                  Ch$20,529
                                                                                               =========

(1)   Directly or indirectly

(2)   Banco Edwards merged with Banco de Chile on January 1, 2002.

OPERATING ACTIVITIES

      Consolidated cash flow provided by operating activities was Ch$64,842 million in 2003, compared to cash flow provided by operating activities of Ch$30,307 million and Ch$14,269 million in 2002 and 2001, respectively.

      Operating Activities - 2003

      In 2003, cash flow provided by operating activities totaled Ch$64,842 million. The main components of cash flow generated by operating activities in 2003 mainly consisted of dividend income of Ch$74,553 million (see "Dividend Income" table in this section) and collection of accounts receivable (net of payments to suppliers and personnel) of Ch$38,149 million. Collection of accounts receivable (net), of which Ch$42,165 million corresponded to Telsur's and Madeco's operations, were partially offset by net payments to suppliers and personnel of Ch$7,117 million made by Quinenco. Cash flow provided by operating activities was partially offset by cash flow used in operating activities, which mainly consisted of interest paid of Ch$31,015 million and VAT taxes and other similar items paid of Ch$14,249 million.

      The variation of Ch$34,535 million in cash flow provided by operating activities between 2003 and 2002 is attributable to various factors, the most relevant of which was an increase in dividend income of Ch$44,993 million, mainly attributable to an extraordinary dividend paid by CCU. In addition, interest paid decreased by Ch$12,980 million, mainly in relation to Madeco as a result of its financial restructuring, and to Quinenco and intermediate holding companies, as well as the deconsolidation of Lucchetti's Chilean operations. Quinenco and intermediate holding companies decreased the amount of interest paid as a result of lower indebtedness levels and a decline in prevailing interest rates, as. VAT taxes and other similar items paid decreased by Ch$8,865 million, almost entirely attributable to Madeco's operations.

      The increase in cash flow provided by operating activities was partially offset by a decrease in collection of accounts receivable (net of payments to suppliers and personnel) of Ch$19,181 million and a reduction in financial income of Ch$11,412 million. The decrease in collection of accounts receivable (net of payments to suppliers and personnel) mainly corresponded to Madeco's operations as a consequence of its lower sales level and slower turnover, partially offset by an increase in collection of accounts receivable (net of payments to suppliers and personnel) due to the deconsolidation of Lucchetti's Chilean operations. The decline in financial income was mostly attributable to Quinenco's and Madeco's operations in connection with lower average cash and cash equivalent balances maintained throughout 2003, as well as lower prevailing interest rates.

      Operating Activities - 2002

      In 2002, cash flow provided by operating activities totaled Ch$30,307 million. The main components of cash flow generated by operating activities in 2002 mainly consisted of dividend income of Ch$29,560 million (see "Dividend Income" table in this section), collection of accounts receivable (net of payments to suppliers and personnel) of Ch$57,330 million and financial income of Ch$14,218 million. Collection of accounts receivable (net of payments to suppliers and personnel) mainly corresponded to Madeco's and Telsur's operations of Ch$68,407 million, partially offset by net payments to suppliers and personnel made by Quinenco and intermediate holding companies of Ch$11,177 million. Financial income was mostly attributable to Quinenco's and Madeco's operations. Cash flow provided by operating activities was partially offset by cash flow used in operating activities which mainly consisted of interest paid of Ch$43,995 million and VAT taxes and other similar items paid of Ch$23,114 million.

      The variation of Ch$16,038 million in cash flow provided by operating activities between 2002 and 2001 is attributable to various factors, the most relevant of which was a decrease in interest paid of Ch$14,361 million, mostly attributable to Madeco's operations as well as the disposal of Lucchetti's Argentine operations. An increase in dividend income of Ch$9,031 million also contributed to the increase in cash flow provided by operating activities, although the overall increase was partially offset by an increase of Ch$5,001 million in VAT taxes and other similar items paid at Telsur and Madeco.

      Operating Activities - 2001

      In 2001, cash flow provided by operating activities totaled Ch$14,269 million. The main components of cash flow generated by operating activities in 2003 mainly consisted of collection of accounts receivable (net of payments to suppliers and personnel) of Ch$60,806 million, dividend income of Ch$20,529 million (see "Dividend Income" table in this section), and financial income of Ch$13,645 million. Collection of accounts receivable (net of payments to suppliers and personnel), which mainly corresponded to Madeco's and Telsur's operations of Ch$58,665 million. Financial income was mostly attributable to Quinenco's and Madeco's operations. Cash flow provided by operating activities was partially offset by cash flow used in operating activities which mainly consisted of interest paid of Ch$58,356 million mainly corresponding to Quinenco and intermediate holding companies, Madeco and Lucchetti. VAT taxes and other similar items paid of Ch$18,113 million were mainly comprised of payments made by Madeco, Lucchetti and to a lesser extent, Telsur.

INVESTING ACTIVITIES

      In 2003, consolidated cash flow provided by investing activities was Ch$11,961 million, compared to cash flow provided by investing activities of Ch$886 million in 2002 and cash flow used in investing activities of Ch$38,005 million in 2001.

      Investing Activities - 2003

      In 2003, the main components of cash flow provided by investing activities were funds provided by other investing activities (net) of Ch$37,729 million, proceeds from the sale of other investments of Ch$20,330 million and proceeds from the sale of property, plant and equipment of Ch$15,758 million (see table "Proceeds from Sales of Property, Plant and Equipment" in this section). Cash flow provided by other investing activities (net) mostly consisted of a settlement payment of Ch$36,035 million received by Quinenco from its ex-partner in IRSA in connection with the arbitration process that was concluded in early 2003. Proceeds from the sale of other investments were almost entirely attributable to the liquidation of financial instruments held by Madeco. Proceeds from the sale of property, plant and equipment mainly corresponded to the sale of the Hotel Carrera building and grounds in November 2003 for Ch$14,125 million.

      Cash flow provided by investing activities was partially offset by investments in financial instruments of Ch$48,833 million, of which Ch$48,762 million corresponded to Madeco, and additions to property, plant and equipment of Ch$12,153 million of which Ch$7,311 million and Ch$3,479 million corresponded to fixed asset additions at Telsur and Madeco, respectively.

      Investing Activities - 2002

      In 2002, the main components of cash flow provided by investing activities were funds provided by other investing activities (net) of Ch$21,468 million and proceeds from the sale of property, plant and equipment of Ch$2,799 million (see table "Proceeds from the Sale of Property, Plant and Equipment" in this section), partially offset by additions to property, plant and equipment of Ch$23,114 million. Cash flow provided by other investing activities (net) mostly consisted of a receipt of a note receivable at Quinenco for Ch$20,886 million related to the Banco Edwards share acquisition in 1999. Cash flow used in investing activities in 2002 was primarily related to additions to plant, property and equipment of Ch$14,507 million at Telsur and Ch$6,465 million at Madeco.

      Investing Activities - 2001

In 2001, the main components of cash flow provided by investing activities were proceeds from the sale of other investments of Ch$147,510 million (see table "Proceeds from Sales of Permanent Investments" table in this section), which included proceeds from the sale of shares of Entel for Ch$92,401 million, the sale of Plava Laguna for Ch$20,179 million, the sale of a partial interest in Ficap Optel (subsidiary of Madeco in Brazil) for Ch$12,850 million and the sale of Lucchetti Argentina (subsidiary of Lucchetti in Argentina) for Ch$18,648 million. Proceeds from sales of other investments included Ch$17,314 million corresponding to the liquidation of time deposits held by VTR. Cash flow used in investing activities in 2001 was mostly related to investments in other companies of Ch$163,857 million, which included the investments made in Banco de Chile of Ch$153,920 million and in Ficap Optel (subsidiary of Madeco in Argentina) of Ch$6,810 million. Additions to plant, property and equipment of Ch$32,406 million were mainly composed of fixed asset additions of Telsur for Ch$21,247 million and of Madeco for Ch$8,745 million.

PROCEEDS FROM SALES OF PROPERTY, PLANT AND EQUIPMENT

      The following table shows proceeds received by the Company from the sales of property, plant and equipment in 2001, 2002 and 2003:

                                             2001         2002          2003
                                             ----         ----          ----
                                               (in millions of constant Ch$)
  Madeco.................................    Ch$167       Ch$813      Ch$1,072
  Lucchetti..............................       682           88            46
  Telsur.................................       736        1,617            36
  Carrera................................        11          206        14,125
  Quinenco & intermediate holding co. ...       (8)           75           479
                                           --------     ---------    ---------
          Total..........................  Ch$1,588     Ch$2,799     Ch$15,758
                                           ========     ========     =========

PROCEEDS FROM SALES OF PERMANENT INVESTMENTS

      The following table shows proceeds received by the Company from the sales of permanent investments in 2001, 2002 and 2003:

                                                2001      2002         2003
                                                ----      ----         ----
                                                   (in millions of Ch$)
  Madeco.................................    Ch$12,850     Ch$--       Ch$136
  Lucchetti..............................       18,648        --           --
  Telsur.................................           --        --           --
  Carrera................................           --        --           --
  Quinenco & intermediate holding co. ...      116,012       605          (63)
                                               -------       ---          ----
          Total..........................   Ch$147,510    Ch$605         Ch$73
                                            ==========    ======         =====

FINANCING ACTIVITIES

      Telsur, Madeco, Lucchetti, Hoteles Carrera, Banco de Chile, CCU, Entel and Habitaria generally do not rely on each other or on Quinenco for financing except that they may rely on Quinenco when significant new capital or other expenditures are to be made. When intercompany financing is needed, it is generally provided by Quinenco to such companies (or to intermediate holding companies) by means of capital contributions or loans. Quinenco, its intermediate holding companies, subsidiaries and affiliates may periodically borrow from the Company's bank in the ordinary course of business on commercial terms and on an arms' length basis.

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

      In 2003, consolidated cash flow used by financing activities was Ch$99,694 million, compared to cash flow provided by financing activities of Ch$5,181 million in 2002 and cash flow used in financing activities of Ch$61,146 million in 2001.

      Financing Activities - 2003

      The treasury policy of the Company is to invest in highly liquid financial instruments issued by first class financial institutions. Investments are primarily made in Chilean pesos and U.S. dollars.

      In 2003, the main use of cash flow from financing activities was payments of loans and bonds (net of new borrowings and issuances), which amounted to Ch$156,867 million and mainly corresponded to payments made by Madeco, Quinenco and intermediate holding companies. Net cash flow used in financing activities was partially offset by contributions by minority shareholders to Madeco's 2003 capital increase of Ch$44,812 million. Cash flow provided by financing activities also included an increase of Ch$13,796 million in accounts payable to related companies, mainly consisting of a US$19 million loan made by a financial entity related to Quinenco's controlling shareholder, Andsberg Finance Corporation Ltd., to an intermediate holding company of Quinenco.

      Financing Activities - 2002

      In 2002, the main source of cash flow provided by financing activities was borrowings from banks, which amounted to Ch$141,994 million, mostly corresponding to loans obtained by intermediate holdings companies related to the acquisition of Banco de Chile and the restructuring of Madeco's debt. Other sources of cash flow provided by financing activities included related party financing for Ch$45,923 million. The main uses of cash flow from financing activities were reductions in the bank borrowings of intermediate holding companies and Madeco of Ch$162,052 million, dividends paid of Ch$7,990 million and a net decrease in bonds payable totaling Ch$17,444 million, of which Ch$6,821 million corresponded to repayments made by Quinenco and Ch$8,731 million to repayments made by Telsur.

      Related party financing of Ch$45,923 primarily consisted of a loan made by a financial entity related to Quinenco's controlling shareholder, Andsberg Finance Corporation Ltd., to LQ Inversiones Financieras, a wholly-owned subsidiary of Quinenco. Dividend payments, which amounted to Ch$7,990 million in 2002, are mainly attributable to dividend payments made by Quinenco of Ch$6,424 million and dividend payments by Telsur to minority shareholders of Ch$1,538 million.

      Financing Activities - 2001

      In 2001, the main sources of cash flow provided by financing activities were an increase in net bonds payable of Ch$141,972 million, and capital increases in subsidiaries contributed by minority shareholders of Ch$753 million. In 2001, the main uses of cash flow from financing activities were reductions in bank borrowings of Ch$193,504 million, dividends paid of Ch$1,763 million, a decrease in accounts payable to related companies of Ch$1,098 million and other financing activities (net) of Ch$7,505 million.

      The increase in net bonds payable of Ch$141,972 million on a consolidated basis in 2001 was mainly attributable to bonds issued by Quinenco in the amount of Ch$108,381 million, by Madeco in the amount of Ch$25,106 million and by Telsur in the amount of Ch$16,577 million. Madeco and Telsur's bond obligations were partially reduced by payments of Ch$1,445 million and Ch$6,648 million, respectively.

      The net decrease in bank borrowings of Ch$193,504 million was composed of a net decrease in bank borrowings of Quinenco and its intermediate holding companies of Ch$135,458 million, a net decrease in bank borrowings of Madeco of Ch$28,560 million and of Lucchetti of Ch$29,485 million.

      Dividend payments, which amounted to Ch$1,763 million in 2001, are mostly attributable to dividend payments made by Telsur to minority shareholders of Ch$1,429 million.

DEBT STRUCTURE

      As of December 31, 2003, approximately 74.2% of the Company's Ch$660,979 million in outstanding liabilities consisted of long-term interest bearing debt. The Company's outstanding long-term bank loans (excluding the current portion of long-term debt of Ch$32,214 million) which totaled Ch$332,855 million in 2003, generally consist of borrowings by Quinenco and intermediate holding companies, Madeco and Telsur for periods up to five years. Approximately 26% of these long-term bank facilities were dollar-denominated with interest rates averaging 3.1%, 73.9% were Chilean UF-denominated with interest rates averaging 4.5% and 0.1% were long-term loans denominated in currencies other than the U.S. dollar or the Chilean peso with interest rates averaging 17.0%. The average interest rate of U.S. dollar-denominated debt was 3.5% and the average interest rate of Chilean UF-denominated debt was 4.2% in the year 2002. Additionally, the Company has long-term bond obligations denominated in Chilean UF, which at December 31, 2003 amounted to Ch$148,057 million. The average terms of the bond obligations are between five and twenty-one years. The average interest rate of long term bond obligations was 6.2% in 2003. 58.1% of the Company's bond obligations will mature within the next three years.

      As of December 31, 2003, the Company's outstanding short-term bank loans totaled approximately Ch$18,712 million, which represented 2.8% of the Company's outstanding liabilities. The Company's outstanding short-term bank loans mostly consist of borrowings by Madeco and Quinenco and intermediate holding companies under unsecured revolving credit facilities provided by Chilean and U.S. commercial banks. At December 31, 2003, the Company had no committed credit lines. Approximately 30.4% of short-term facilities were dollar-denominated with interest rates which averaged 3.6% and 39.5% were Chilean UF-denominated with interest rates which averaged 5.0%. In 2002, approximately 59.7% of these short-term facilities were dollar-denominated with interest rates which averaged 5.0% and 38.5% were Chilean UF-denominated with interest rates which averaged 4.2%.

      The Company's total dollar-denominated liabilities amounted to Ch$112,450 million at December 31, 2003, compared to Ch$265,544 million at December 31, 2002. The Company's total debt to capitalization ratio decreased to 44.7% at December 31, 2003 from 51.2% at December 31, 2002.

      At December 31, 2003, the Company's net consolidated dollar-denominated assets (after deducting dollar-denominated liabilities) were Ch$79,362 million, compared to net consolidated dollar-denominated liabilities of Ch$6,481 million in 2002.

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

      The following table shows the Company's financial debt structure consisting of interest bearing bank debt and bond debt in 2001, 2002 and 2003:

                                                         2001             2002            2003
                                                         ----             ----            ----
                                                           (in millions of constant Ch$)
  Madeco......................................     Ch$217,314       Ch$217,894      Ch$146,526
  Lucchetti...................................         50,282           49,601          45,277
  Telsur......................................         68,100           67,795          58,285
  Carrera.....................................          5,194            4,682             293
  Quinenco & intermediate holding co. ........        292,134          404,324         330,038
                                                      -------          -------         -------
          Total...............................     Ch$633,024       Ch$744,296      Ch$580,419
                                                   ==========       ==========      ==========

FINANCIAL COVENANTS AND OTHER RESTRICTIONS

      The Company is subject to certain financial covenants and restrictions with respect to its existing agreements with banks and bondholders. The Company believes that it is in compliance with all of the financial covenants and restrictions associated with its credit facilities and bond issuances as of December 31, 2003. For further information on financial covenants and other restrictions, see Note 15 d) to the Consolidated Financial Statements.

CAPITAL EXPENDITURES AND OTHER INVESTMENTS

      The following table sets forth the capital expenditures and other investments made by each of the Company's principal businesses for the years ended December 31, 2001, 2002 and 2003:

   Capital Expenditures and Other Investments                      2001          2002          2003
                                                                   ----          ----          ----
                                                                 (in millions of constant Ch$)
   Quinenco and Consolidated Subsidiaries
   Madeco (Manufacturing) ...............................     Ch$15,556      Ch$6,465      Ch$3,497
   Telsur (Telecommunications) ..........................        21,549        14,505         7,485
   LucChetti (Food and Beverage) ........................         1,820         1,819           325
   Hoteles Carrera (Real Estate and Hotel Administration)           298           145           259
   Quinenco and others ..................................       157,040           791           778
                                                              ---------     ---------     ---------
   Total ................................................     Ch$196,263    Ch$23,725     Ch$12,344
                                                              =========     =========     =========
   Main Equity Investments (1)
   CCU (Food and Beverage) ..............................        38,744        34,941        58,935
   Banco de Chile (Financial Services) ..................        11,167        15,387        11,213
   Banco Edwards (Financial Services) (2) ...............         6,998            --            --
                                                              ---------     ---------     ---------
   Total ................................................     Ch$56,909     Ch$50,328     Ch$70,148
                                                              =========     =========     =========

------------------
(1) Represents Quinenco's main equity investments, all of which are either controlled directly by Quinenco or indirectly by Quinenco in conjunction with strategic partners.

(2)   Banco Edwards was merged with Banco de Chile on January 1, 2002.

EXPANSION PLANS; FUTURE CAPITAL EXPENDITURES

      The following table sets forth the total capital expenditures currently planned to be made by the Company and its principal businesses for the years ending December 31, 2004, 2005 and 2006:

Planned Capital Expenditures 2004 - 2006                                             2004                 2005             2006
                                                                                     ----                 ----             ----
                                                                                       (in millions of constant Ch$)
Quinenco and Consolidated Subsidiaries
Madeco (Manufacturing)......................................................     Ch$4,712             Ch$5,815          Ch$6,531
Telsur (Telecommunications).................................................       13,498                6,645             5,770
Lucchetti (Food and Beverage)...............................................           --                   --                --
Hoteles Carrera (Real Estate/Hotel Administration)..........................           48                  128                98
Quinenco and others (1).....................................................           --                   --                --
                                                                                ---------            ---------         ---------
Total.......................................................................    Ch$18,258            Ch$12,588         Ch$12,399
                                                                                =========            =========         =========
Main Equity Investments
CCU (Food and Beverage).....................................................    Ch$30,964            Ch$46,035         Ch$33,570
Banco de Chile (Financial Services).........................................       25,834               26,822            24,713
                                                                                ---------            ---------         ---------
Total.......................................................................    Ch$56,798            Ch$71,857         Ch$58,283
                                                                                =========            ---------         ---------

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

      Quinenco. Capital expenditures in 2004 through 2006 do not include further acquisitions that could be made by Quinenco or its intermediate holding companies as these amounts are not readily estimated and depend on many factors outside of the Company's control.

      Banco de Chile. Banco de Chile has planned capital expenditures amounting to Ch$77,369 million for the three year period 2004-2006. Planned capital expenditures are related to investment in technology, including an upgrade of the core technology system. In addition, Banco de Chile plans to maintain and improve its existing branch network infrastructure. Capital expenditures for the three-year period will be financed with internally generated funds.

      CCU. CCU plans to make an aggregate of approximately Ch$110,569 million in capital expenditures over the 2004-2006 period, mainly to adapt, update and increase production capacity, install new bottling lines, enhance environmental protection, optimize its distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth. Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets. CCU expects to fund its capital expenditures through a combination of internally generated funds and long term indebtedness.

      Lucchetti. Following the sales of Lucchetti's main business in March 2004, it has no immediate investment plans.

      Telsur. Telsur's capital expenditures planned for 2004, 2005 and 2006 relate to the expansion of its telephony business based in the south of Chile. Telsur plans to continue investing in the development of businesses related to Internet, wide band wireless networks utilizing WIFI and Bluetooth technology, data networks and telesecurity services. It will also continue to invest in its geographic expansion in those areas where its considers that growth potential exits. This includes expansion of telephone lines, transmission equipment, infrastructure and buildings. Telsur expects to finance its capital expenditures mainly through internally generated funds.

      Madeco. Madeco's capital expenditures for the years 2004 to 2006 are estimated to total Ch$17,058 million. Capital expenditures for the three year period related to the company's wire and cable business unit are expected to be Ch$5,984 million, to the brass mills business unit, Ch$2,017 million, to the flexible packaging business unit, Ch$8,276 million and to the aluminum profiles business unit, Ch$781 million. The planned capital expenditures are generally to maintain and upgrade production facilities and machinery and equipment used in production processes.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      The Company does not own patents, licenses to technology, copyrights or other intellectual property, nor is it involved in any research and development. The Company has not spent any money on research and development during the three year period immediately preceding the date of this annual report.

D. TREND INFORMATION

      Economic Overview

      The Company's lines of business and results of operations are, to a large extent, dependent on the overall level of economic activity and growth in Chile. Of the total aggregate revenues of the Company's main operating companies (excluding Banco de Chile), which amounted to Ch$741,444 million in 2003, approximately 82% were made in Chile. In addition, Banco de Chile mainly operates in Chile, deriving approximately 91% of its net income from domestic operations. In addition to Chile, Madeco is dependent on the overall level of economic activity and growth in Brazil, Argentina and Peru, and CCU is dependent on the overall level of economic activity in Argentina.

      Chile. The Chilean economy experienced moderate growth of 3.3% in 2003. It is beginning to feel the rebound of the global economy and growth estimates for 2004 are between 4,5% and 5,5%. Higher demand from China and other world regions has boosted the price of copper to its highest level since 1995 and other export growth has been robust. On the domestic side of the economy, consumer demand has increased over the last year, growing by 3,7% in 2003, and interest rates are at historically low levels. In spite of the favorable economic climate, growth rates are still well below the 7.7% average the country experienced between 1990 and 1997.

      Argentina. In recent years, Argentina has suffered from a prolonged recession, culminating in the fourth quarter of 2001 in an economic crisis driven by economic and political instability. As a result of measures adopted by the Argentine government, the economy collapsed in 2002 but started to recover, growing 8,7%, in 2003. Nevertheless, further recovery in Argentina is believed to depend on deep structural reforms in many areas, including the relationship between the federal government and the provinces, regulations in many markets and the resumption of external debt service.

      Brazil. With the exception of a moderate 4.5% GDP growth in 2000, Brazil has experienced low economic growth since the mid 1990s. In 2003, Brazil experienced an economic contraction of 0.2%. Consumption and investment remain low and only exports have provided a buffer from further contractions in economic activity. Significant reductions in interest rates have been established by monetary authorities that are expected to help stimulate demand and investment in 2004, but inflation remains a challenge as does the likely increase in U.S. interest rates, which would affect debt service capacity.

      Quinenco

      Since 2001, Quinenco has held a controlling interest in Banco de Chile. As of December 31, 2003, investments in the Financial Services Sector represented approximately 69% of Quinenco's total investments and 63% of total assets at the corporate level. Due to the importance of Quinenco's investments in the financial services sector, the level of income from dividends and participation in net income will depend, to a large extent, on results from this sector.

      The share acquisition involved significant cash outlays during 2001, which amounted to Ch$340,340 million (historic value) in 2001, which were financed with debt. Although the initial debt incurred in connection with the acquisition has been partially reduced through sales of non-strategic assets, dividend income and other resources, the Company will continue to incur interest expense associated with the remaining debt until the debt level is reduced, either by payments at scheduled amortization dates or through the sale of non-strategic assets.

      In connection with the acquisition of Banco de Chile, the Company recognized goodwill in the amount of Ch$247,779 million (historic value). The goodwill is being amortized over a period of 20 years, in accordance with Chilean GAAP and the related expense will represent a charge to income in future periods.

      Financial Services - Banco de Chile

      The Chilean banking industry has become increasingly competitive in recent years, which has led to, among other things, increased consolidation in the industry and reduction of margins. Limited barriers to entry, as a consequence of greater flexibility in the regulatory framework of the Chilean financial system, and continued consolidation of the Chilean banking industry have intensified this competition. Banco de Chile expects the trend of increased competition to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. The Bank also faces competition from non-bank competitors with respect to some of its credit products, such as credit cards and consumer loans, mainly from large department stores. Although the Company believes that Banco de Chile is currently large enough to compete effectively in its target markets, the continued consolidation may materially and adversely affect Banco de Chile's financial condition and results of operations by affecting the net interest margins it is able to generate and creating further efficiency pressures.

      Food and Beverage - CCU

      The most significant trends affecting CCU's results of operations currently and during the past five fiscal years has been the prolonged recession in Argentina which culminated in an economic crisis in late 2001, and the stagnated consumption due to the weak economic recovery after its 1999 recession in Chile.

      After four years of recession in Argentina, during 2003 the economy stabilized, evidenced by significant increases in consumption and prices in the beer industry. However, current prices in U.S. dollar terms are still significantly lower than those prevailing in December 2001, before the Argentine peso devaluation and economic crisis. This positive tendency has continued throughout the first five months of 2004. Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, including the relationship between the federal government and the provinces, regulations in many markets, the resumption of external debt service, as well as the solution of the energy crisis.

      Revenues from CCU Argentina in Chilean pesos are also subject to the volatility of exchange rates of the Chilean peso, U.S. dollar and Argentine peso in any given period, which may also affect the level of income reported from CCU's foreign operations under Chilean GAAP.

      The Chilean economy experienced moderate growth of 3.3% in 2003. It is beginning to feel the rebound of the global economy, and growth estimates for 2004 are between 4.5% and 5.5%. On the domestic side of the economy, consumer demand has increased over the last year, growing by 3.7% in 2003, and interest rates are at historically low levels. In spite of the favorable economic climate, there can be no assurance that consumption of CCU's products will grow in the same proportion. CCU's margins in the domestic businesses should benefit from the current lower average exchange rate as compared with 2003, if the exchange rate follows the same tendency throughout the remainder of the year. CCU expects that its wine business should improve its profitability level, both in domestic and export markets, due to the measures the company has implemented to rationalize costs and expenses, reduce SKUs, optimize prices and focus on its main export markets.

      In addition, CCU's beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages such as wine and spirits, and non-alcoholic beverages such as soft drinks. Beer consumption in Chile historically has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. However, this correlation has not been observed clearly in the past five years due to the low level of wine consumption and factors like higher wine quality and awareness of the positive effects of moderate wine consumption on health. Similarly, the price of soft drinks has decreased relative to the price of beer over the past few years, due to lower packaging costs and the introduction of larger packaging formats, which may also affect further growth in beer consumption.

      In recent months, the Argentine government began restricting gas exports to Chile due to supply problems in that country. This situation will have a cost effect on CCU's beer production plants in Chile and Argentina, as well as its soft drinks plants in Chile. Additionally, CCU expects an increase in electrical power costs, related to these same gas restrictions. CCU does not need additional investments because its boilers can work with gas or with alternative fuels, such as diesel oil. Considering the current energy prices, CCU estimates that the higher costs at a consolidated level should not exceed Ch$1,100 million for 2004.

      Food and Beverage - Lucchetti

      On December 22, 2003, Empresas Lucchetti signed a Memorandum of Understanding (MOU) to sell its wholly-owned subsidiary, Lucchetti Chile, to a local food distribution company for a gross amount of Ch$60 billion. The sale was concluded on March 31, 2004. The disposal, which consisted of approximately 85% of the consolidated assets of Empresas Lucchetti, included Lucchetti's Chilean pasta, edible oil and soup operations. Following the sale of Lucchetti's Argentine operations in 2001, the discontinuation of Lucchetti 's Peruvian operations in early 2003 and the sale of Lucchetti's Chilean operations in March 2004, Lucchetti's sole activity is a 50% investment in Calaf, a cookie and candy manufacturer purchased for Ch$6,656 million (historic value) in January 2004.

      For the year ended December 31, 2003, Lucchetti comprised 18.2%, 21.1% and 16.5% of the Company's consolidated revenues and 15.1%, 26.1% and 22.7% of operating income for the years 2001, 2002 and 2003, respectively. Cash flow from Lucchetti's operations was negative, amounting to Ch$5,204 million, Ch$11,908 million and Ch$563 million in 2001, 2002 and 2003, respectively.

      Telecommunications - Telsur

      In recent years, the rate of growth of mobile telephony has exceeded that of fixed line telephony, and the number of mobile subscribers in Chile is now greater than the number of fixed line telephony subscribers. This substitution from fixed line telephony has tended to diminish Telsur's traditional fixed line telephony revenue base. As a consequence, Telsur has attempted to develop new products and services to compensate for the decline in its basic telephony services revenues. Although Telsur has been able to provide new products and services, which in 2003 accounted for approximately 18% of its total revenue, further strong growth of mobile telephony could negatively affect the company's future revenues associated with basic telephony services.

      In addition, increased competition in the telecommunications industry has led to, among other things, increased consolidation in the industry. Telsur expects the trend in increased competition to continue, particularly in connection with the formation of large telecommunications groups. Certain competitors in the Chilean telecommunications industry continue to expand their operations geographically in order to capture a larger subscriber base. This geographic expansion could lead to higher competition in Telsur's traditional market in Regions X and XI of Chile. Although Telsur believes that it will compete effectively in its target markets, the continued consolidation and competition may materially and adversely affect Telsur's financial condition and results of operations by affecting the margins it is able to generate, resulting in further efficiency pressures.

      In December 2004, the Ministry of Economy, in conjunction with the Ministry of Transportation and Telecommunications, will set forth the rates for the regulated services of Telsur and its subsidiary, Telcoy for the period December 2004 - December 2009. The effect of the new tariff structure, which will be reflected in the company's results starting in 2005, is as yet unknown.

      Manufacturing - Madeco

      In 2003, Madeco underwent a debt restructuring process and a capital increase. Proceeds obtained from the capital increase were used to reduce indebtedness, resulting in a significant improvement in the company's capital structure. In addition, Madeco has taken measures to improve the profitability of its production and commercial operations in its main markets. The company believes that these steps will improve its results from operations. However, to date Madeco's results continue to be affected by a reduction in investment levels in the main markets in which it operates, and at this time it cannot be determined when a recovery of its main markets may occur.

      In 2003, Madeco's Brazilian wire and cable business unit generated 49.5% of total wire and cable segment sales and 23.0% of Madeco's total consolidated revenues. Madeco's revenues are dependent on the overall level of economic activity and investment in Brazil and demand from its main customers. Demand for metallic cables by telecom customers, which in prior years represented an important part of the unit's sales, only accounted for less than 1% of sales in 2003 and is not expected to recover in the foreseeable future due to, among other things, a lack of investment by telecom operators, the substitution with optical fiber cables and a growing use of wireless telephone communications. Although Madeco's telecom production operations in Brazil continue to operate, plant capacity for telecom cables is largely under-utilized. This downturn continued in 2003 and was exacerbated by lower demand for cable products by customers in the energy transmission and distribution sector, mainly as a result of the postponement of energy transmission and distribution sector investments mainly due to the low level of economic activity and the current regulatory environment, further affecting sales and profitability levels. Madeco believes that demand for aluminum cables in 2004 will pick up as energy companies replenish stock levels that have been depleted over the last several years. It is also currently attempting to participate more actively in the commercialization of special cables, which are higher added value products, such as cables for industrial use and the shipping industry.

      At the beginning of 2002, Madeco closed its cable and brass mills operations in Argentina as a consequence of the economic deterioration and currency devaluation in that country. In 2001, Madeco had 19.2% of its consolidated assets in Argentina and derived 14.7% of its revenue from its Argentine operations. In comparison, in 2002 and 2003, revenues derived from Argentine operations represented 5.8% and 6.9% of revenues, respectively. During September 2003, Madeco reinitiated brass mills production in the Barracas plant in Argentina and in November 2003, it reopened its foundry plant at Llavallol. Madeco intends to reopen its other Argentine operations when levels of demand have the scale to operate efficiently and when Madeco believes such levels are sustainable.

      Revenues from Madeco's foreign operations in Chilean pesos are also subject to the volatility of exchange rates of the Chilean peso, U.S. dollar, the Brazilian real, the Argentine peso and Peruvian Sole in any given period, which may also affect the level of income reported from Madeco's foreign operations under Chilean GAAP.

      Considering current energy prices, its access to alternative energy sources and the low incidence of energy costs on Madeco's total cost of sales, Madeco does not foresee that the current gas restrictions on natural gas exports from Argentina to Chile will have a material effect on its cost of sales.

      Hotel Administration - Hoteles Carrera

      In November 2003, Hoteles Carrera sold its main hotel, which is located in the center of Santiago. The Santiago Hotel Carrera accounted for approximately 60% of Hoteles Carrera's total revenues prior to its sale. Additionally, Hoteles Carrera has decided not to renew the leases on the three hotels it operates in the north of Chile. The one remaining hotel, the four-star hotel El Araucano in Concepcion, will continue to be owned and operated by Hoteles Carrera. Revenue from Hoteles Carrera accounted for approximately 1.9% of the Company's total consolidated revenues in 2003. As a consequence of the sale of the main Hotel Carrera in Santiago and the non-renewal of the leased hotels in the north of Chile, it is expected that future revenues from Hoteles Carrera will be insignificant to the Company's results of operations. Hoteles Carrera has no plans at this time to further develop its interest in the hotel industry in Chile.

E. OFF-BALANCE SHEET ARRANGEMENTS

      The Company does not have any off-balance sheet arrangements as of December 31, 2003.

 CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      The following tables summarize the Company's contractual and commercial obligations as of December 31, 2003:

                                                                 (in millions of constant Ch$
Contractual Commitments                    Total      Less than 1 year      1-3 years      4-5 years     More than 5 years
Short term and long term debt            580,681                99,770        234,520        156,401                89,990
Capital lease obligations                  7,638                   456          2,480            912                 3,790
Operating leases                             628                   627              1             --                    --
Unconditional purchase obligations           486                   486             --             --                    --
Other short term and long term            63,770                61,685          1,928            116                    41
obligations
                                        ----------------------------------------------------------------------------------
Total contractual cash obligations       653,203               163,024        238,929        157,429                93,821
                                        ==================================================================================


Commercial Commitments                     Total      Less than 1 year      1-3 years      4-5 years     More than 5 years
Lines of credit                           12,811                 7,250          3,794          1,767                    --
Stand by letters of credit                 4,673                 4,673             --             --                    --
Guarantees                               234,642                42,366        113,459             --                78,817
Stand by repurchase obligations               --                    --             --             --                    --
Other commercial commitments               1,771                 1,525             --             --                   246
                                        ----------------------------------------------------------------------------------
Total commercial commitments             253,897                55,814        117,253          1,767                79,063
                                        ==================================================================================

In addition, Lucchetti has a contractual commitment related to the sale of its subsidiary, Lucchetti Chile, on March 31, 2004 of up to Ch$25,000 million in relation to representations and guarantees made to the buyer.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

      Quinenco is managed by its Board of Directors which, in accordance with Quinenco's By-laws, consists of nine directors who are elected at the Annual General Shareholders' Meeting. The entire Board of Directors is elected every three years. The last election was held on April 30, 2003. The entire board was reelected except for Mr. Philip Adeane who was replaced by Mr. Matko Koljatic. The next election will be held in April 2006. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. Quinenco's Chief Executive Officer is appointed by the Board of Directors. There are regularly scheduled meetings of the Board of Directors at least once a month on dates predetermined by the Board; extraordinary meetings are called by the Chairman of the Board or when requested by an absolute majority of directors.

      The following table sets forth information with regard to Quinenco's directors as of December 31, 2003:

                                                         Year         First
Name                           Position in Quinenco      Born         Elected     Principal Directorships
----                           --------------------      ----         -------     -----------------------
Guillermo Luksic ............  Chairman of the Board     1956         1982        CCU (1)(3)
                                                                                  Telsur (1)(3)
                                                                                  Madeco (1)(3)
                                                                                  Lucchetti (1)
                                                                                  Banco de Chile (1)

Andronico Luksic ............  Vice Chairman of the      1954         1978        Banco de Chile (1)
                               Board .................                            Madeco (1)
                                                                                  CCU (1)
                                                                                  Lucchetti (1)

Hernan Buchi ................  Director...............   1949         1990        Madeco (1)
                                                                                  Lucchetti  (1)(3)
                                                                                  CCU (advisor) (1)
                                                                                  Soquimich S.A.
                                                                                  Falabella S.A.
                                                                                  Parque Arauco S.A.
                                                                                  Pilmaiquen S.A.
                                                                                  P&S S.A.
                                                                                  Alto Palermo (Argentina)

Joaquin Errazuriz ...........  Director...............   1953         1984        Hoteles Carrera (1)
                                                                                  JAL Fisheries S.A.
                                                                                  Com. E Ind. Hochschild S.A.

Juan Andres Fontaine ........  Director...............   1954         1997        Banco Santander Chile
                                                                                  Mall Plaza Vespucio S.A.
                                                                                  Mall Plaza Tobalaba S.A.
                                                                                  Mall Plaza La Serena S.A.
                                                                                  Mall Plaza Norte S.A.
                                                                                  Plaza El Trebol S.A.
                                                                                  Plaza Oeste S.A.

Matko Koljatic (4)...........  Director...............   1944         2003        Lucchetti (1)
                                                                                  Almagro S.A.
                                                                                  AIG Chile

Jean Paul Luksic.............  Director...............   1964         1993        Madeco (1)
                                                                                  Antofagasta plc (2)
                                                                                  Antofagasta Minerals S.A. (2)
                                                                                  Antofagasta Railway Co. (2)
                                                                                  Minera Los Pelambres Ltd.(2)(3)
                                                                                  Minera Michilla S.A. (2)(3)
                                                                                  Minera El Tesoro S.A.(2)(3)

Gonzalo Menendez ............  Director...............   1949         1996        Telsur (1)
                                                                                  Inversiones Vita  S.A. (1)
                                                                                  Banco de Chile (1)
                                                                                  SM Chile S.A. (1)
                                                                                  Banchile Seguros de Vida S.A. (1)
                                                                                  Antofagasta plc (2)
                                                                                  Antofagasta Minerals S.A.(2)
                                                                                  Minera Michilla S.A.(2)
                                                                                  Socofin S.A.
                                                                                  Banco Latinoamericano de Exportaciones (3)
                                                                                  Fundacion Andronico Luksic A.(2)

Vladimir Radic ..............  Director...............   1933         1981        Hoteles Carrera (1)(3)

-------------------
(1)   Subsidiary or affiliate of Quinenco.

(2)   Company associated with the Luksic Group.

(3)   Chairman of the Board.

(4)   Since April 2003.

      Guillermo Luksic, Andronico Luksic and Jean Paul Luksic are brothers. Other than such relationships, there is no family relationship between any director or executive officer and any other director or officer of Quinenco.

      The following table sets forth Quinenco's key executive officers as of December 31, 2003, their positions and years of service with Quinenco and with the Luksic Group:


                                                                           Years with    Years with
Name of Executive Officer                  Position                         Quinenco     Luksic Group
-------------------------                  --------                         --------     ------------
Francisco Perez Mackenna ..............    Chief Executive Officer              6             13
Luis Fernando Antunez .................    Chief Financial Officer              8             17
Manuel Jose Noguera ...................    Chief Legal Counsel                  4             29
Felipe Joannon.........................    Business Development Manager         5              5
Martin Rodriguez.......................    Strategic Development Manager        5              5
Sergio Cavagnaro.......................    Human Resources Manager              7             18
Fernando Silva.........................    Controller                          23             23

      Francisco Perez Mackenna,(46) Francisco Perez Mackenna has served as Chief Executive Officer of the Company since 1998. He is also a Director of many Quinenco group companies, including Banco de Chile, CCU, Inversiones y Rentas, LQIF, Hoteles Carrera, ECUSA, Vina San Pedro, CCU Argentina, Lucchetti and Calaf. Prior to joining Quinenco, between 1991 and 1998, Mr. Perez Mackenna was CEO of CCU. Prior to his experience with the Luksic Group, he worked in key positions at Bankers Trust and Citicorp Chile. Mr. Perez attended the Catholic University of Chile, majoring in Business Administration. He holds a postgraduate degree (MBA) from the University of Chicago.

      Luis Fernando Antunez Bories,(48) Luis Fernando Antunez has served as Chief Financial Officer of Quinenco since 1996. In addition, he is General Manager of Quinenco's wholly-owned subsidiary, LQIF. Prior to joining Quinenco, between 1985 and 1996, Mr. Antunez was CFO of CCU. Prior to his experience with the Luksic Group, he worked in COPEC as a financial analyst. Mr. Antunez attended the Catholic University of Chile, majoring in Industrial Engineering. He holds a postgraduate degree (MBA) from Georgia State University.

      Manuel Jose Noguera Eyzaguirre,(54) Manuel Jose Noguera has served as Chief Legal Counsel of Quinenco since 2000. He is also a Director of several Quinenco group companies, including CCU, Inversiones y Rentas and LQIF, and an advisor to the Board of Madeco. In his capacity as Chief Legal Counsel, he serves as an advisor to the board of Quinenco. Prior to joining Quinenco, Mr. Noguera developed his career in other Luksic group companies for over 29 years. He is also a partner at the law firm of Morales, Noguera, Valdivieso y Besa. Mr. Noguera received his law degree from the Catholic University of Chile.

      Felipe Joannon Vergara,(44) Felipe Joannon has served as Business Development Manager of Quinenco since 1999. He is also currently a Director of Madeco, Habitaria, Hoteles Carrera, Entel and LQIF. Prior to joining Quinenco, Mr. Joannon was General Manager and CEO of Vina Santa Rita, CFO of Cristalerias Chile and Resident Vice President of the Corporate Finance Area of Citicorp Chile. He has also been a Professor at the Business School of the Catholic University of Chile and Universidad de Los Andes. He received a degree in Economics from the Catholic University of Chile and holds an MBA degree from the Wharton School, University of Pennsylvania.

      Martin Rodriguez Guiraldes,(43) Martin Rodriguez has been with Quinenco since 1999 as Manager of Mergers and Acquisitions and since late 2003, as Manager of Strategic Development. He is also currently a Director of Banchile Seguros de Vida and Empresas Lucchetti. Prior to joining

Quinenco, Mr. Rodriguez worked in key positions in Bankers Trust in Chile and the United States between 1993 and 1998. Other work experience includes Santander Investment where he worked in the Corporate Finance and M&A areas, Procter and Gamble (marketing), Inverchile (debt to equity swaps) and Citibank Chile (executive trainee program). Mr. Rodriguez holds an MBA degree from the Anderson Graduate School of Management at UCLA and an undergraduate and master degree in economics from the Catholic University of Chile.

      Sergio Cavagnaro Santa Maria,(49) Sergio Cavagnaro has served as Human Resources Manager for Quinenco since 2000. Mr. Cavagnaro's experience with the Luksic Group dates back 18 years. During his career with the group, he has served as Chief Executive Officer of VTR Celular S.A., and Chief Executive Officer of VTR Telefonica S.A. He is currently on the boards of Habitaria and VTR. He also serves as CEO of VTR. Mr. Cavagnaro received his degree in Civil Industrial Engineering from the Catholic University of Chile, and he has a postgraduate degree from Adolfo Ibanez University.

      Fernando Silva Lavin,(56) Fernando Silva has worked with the Luksic Group since 1981, occupying key positions such as General Manager of Quinenco, Mergers & Acquisitons Manager, Business Development Manager and Consultant to the Board of Directors. He has held the position of Controller since late 2003. Mr. Silva is also currently a member of the board of several Quinenco companies, including Habitaria and Lucchetti Peru. Mr. Silva received his degree in business administration from the Catholic University of Chile.

      The following table shows the Chief Executive Officer and Chief Financial Officer of the principal businesses of the group as of December 31, 2003:

                                                                                                   Years with
                                                                                                     Current    Years with
             Name                                           Position                                 Company   Luksic Group
             ----                                           --------                                 -------   ------------
Pablo Granifo .................   Chief Executive Officer of Banco de Chile                              2           8
Arturo Concha..................   Manager of the Financial Division of Banco de Chile                   17           2
Arturo Tagle...................   Manager of the Planning and Research Division of Banco de Chile        8           2
Patricio Jottar ...............   Chief Executive Officer of CCU                                         5           5
Ricardo Reyes (1) .............   Chief Financial Officer of CCU                                         7           7
Fernando Pacheco...............   Chief Executive Officer of Lucchetti                                  10          10
Eduardo Saez (2) ..............   Chief Financial Officer of Lucchetti                                   8           8
Jorge Atton ...................   Chief Executive Officer of  Telsur                                    19          17
Luis Vidal (3) ................   Chief Financial Officer of Telsur                                     17          17
Tiberio Dall'Olio..............   Chief Executive Officer of Madeco                                      1          10
Jorge Tagle....................   Chief Financial Officer of Madeco                                      1           4
Gloria Vergara (4) ............   Chief Executive Officer of Hoteles Carrera                            14          14
Rafael Valderrabano (5)........   Chief Executive Officer of Habitaria                                   5           5
David Perez (6)................   Chief Financial Officer of Habitaria                                   1           4

---------------------
(1)   Until May 2004.

(2)   Until March 2004.

(3)   Since April 2003.

(4)   Ms. Vergara was promoted to CEO in December 2003.

(5)   Until February 2004.

(6)   Between January 2003 and April 2004.

      Pablo Granifo Lavin, (45) was appointed Chief Executive Officer of Banco de Chile in October 2001. He was Chief Executive Officer of Banco Edwards from November 2000 to October 2001, after having been Commercial Manager at Banco Santiago from 1995 to 1999 and Corporate Manager at Banco Santiago from 1999 to 2000. Mr. Granifo is a member of the board of directors of Banchile Administradora General de Fondos, Banchile Asesoria Financiera and Banchile Factoring, and he is a member of the executive committee of Banchile Corredores de Seguros Ltda. He holds a degree in business from the Pontificia Universidad Catolica de Chile.

      Patricio Jottar Nasrallah,(41) Patricio Jottar has served as Chief Executive Officer of CCU S.A. since 1998. He is also currently a Director of CCU Argentina, ECUSA, Austral and Kunstmann and is Chairman of the Board of Vina San Pedro. Prior to joining CCU, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Catholic University of Chile, and a Masters degree in Economics and Business Administration from IESE, in Barcelona, Spain.

      Fernando Pacheco Novoa, (49) Fernando Pacheco has served as Chief Executive Officer of Empresas Lucchetti S.A. since 1998. Previously, he was the Finance and Administration Manager of Empresas Lucchetti S.A. Prior to joining Lucchetti, he was Studies and Development Manager at Vidrios Lirquen, Finance Manager of Vina Santa Carolina, Pesquera Eicomar (Pathfinder) and El Tattersal. He received a degree in Business Administration from the Catholic University of Chile.

      Jorge Atton Palma,(50) Jorge Atton has served as Chief Executive Officer of Telefonica del Sur S.A. and Telefonica de Coyhaique S.A. since 1998. He is also currently Chairman of the Board of Telefonica del Sur Servicios Intermedios S.A, Telefonica del Sur Seguridad S.A, Telsur Call Center S.A. and Blue Two Chile S.A., all of which are subsidiaries of Telsur. He is a member of the board of Compania de Telecomunicaciones Llanquihue S.A. During his career with Telsur, he has been Operations Manager and Client Service Manager of Telefonica de Coyhaique. He received his degree in Electronic Engineering, specializing in telecommunications, from the Universidad de Concepcion, and a degree in Electronic Engineering from Universidad Austral de Chile.

      Tiberio Dall'Olio,(67) Tiberio Dall'Olio was named Chief Executive Officer of Madeco S.A. in October of 2002. He has a long career in the cable industry, having served as General Manager and CEO of Teleco Cable Italia (subsidiary of the Siemens Group of companies) between 1991 and 2000. Mr. Dall'Olio was General Manager and CEO of Madeco earlier in his career from 1980 to 1986. He also was General Manager and CEO of CCU between 1986 and 1990. Mr. Dall'Olio holds a degree in law from the Universidad de Padua in Italy.

      Gloria Vergara,(35) Gloria Vergara has developed her career with Hoteles Carrera since 1990. She was promoted to the position of CEO in March 2004. Prior to this, Ms. Vergara was Chief Financial Officer of Hoteles Carrera in Santiago and CFO of the Hotel El Araucano in Concepcion. She holds a degree in Business Administration from San Sebastian University.

      Rafael Valderrabano,(36) Rafael Valderrabano was Chief Executive Officer of Habitaria between 1998 and February 2004. Prior to this, he was Commercial Manager of Ferrovial Inmobiliaria in Madrid, Spain and General Manager of Ferrovial Inmobiliaria Chile Limitada. Mr. Valderrabano holds a degree in Economics and Business Administration from ICADE and an MBA from IESE, in Spain.

B. Compensation

      Director Compensation

      For the year ended December 31, 2003, compensation paid to each of the Company's Directors in connection with their service on Quinenco and subsidiary boards was the following:

 Director                                               Total Compensation
 --------                                               ------------------
                                                  (in millions of constant Ch$)
Guillermo Luksic............................                Ch$1,069
Andronico Luksic............................                   1,065
Jean Paul Luksic............................                       2
Gonzalo Menendez............................                     251
Hernan Buchi................................                      25
Juan Andres Fontaine........................                       2
Joaquin Errazuriz...........................                       8
Vladimir Radic..............................                       9
Matko Koljatic..............................                       3
                                                            --------
   Total....................................                Ch$2,434
                                                            ========

      Executive Officer Compensation

      For the year ended December 31, 2003, the aggregate amount of compensation paid to officers and key executives of Quinenco, including bonuses, was Ch$3,615 million. For the year ended December 31, 2003 and prior years, Quinenco did not disclose to its shareholders or otherwise make publicly available information as to the compensation of its individual executive officers.

      Each executive officer of the Company receives a fixed monthly salary and benefit package. In addition, the Company may, at its discretion, compensate executive officers with an annual bonus, depending on individual performance and adherence to predefined goals.

      In addition, in accordance with approval granted by the Board of Directors on March 8, 2000, a long-term executive incentive plan was established by the Company in March 2000 for qualified executives. In accordance with this plan, shares of Quinenco and its principal operating companies were purchased by a group of qualified executives and each executive was offered a predetermined number of shares, approved in each case by the Board of Directors. Financing was provided by the Company through non-interest bearing loans to each executive, the total of which amounted to Ch$3,149 million as of December 31, 2003. Total shares purchased as of the same date amounted to 3,694,729 shares of Quinenco, 292,632 shares of Telsur, 163,697 shares of CCU, 21,537,265 shares of Banco de Chile, 369,598 shares of Madeco and 22,733 shares of Lucchetti.

      The loans, which are expressed in Unidades de Fomento (UF), are repayable in annual installments beginning in 2003 and maturing in 2006. The individual shares are pledged as collateral during the loan period. At each installment date, the pledged shares may be delivered as full payment for such installment or the entire loan. To the extent that the value of the shares exceeds the loan value, the executive will be entitled to the difference as compensation. The first two loan installments came due in the first half of 2003 and 2004 for UF69,210.33 and UF62,068.31, respectively. At this time, each of the participating executives determined to deliver shares in full payment for such loan installment or a combination of shares and money in full payment for the loan installment. The terms and conditions of the loans may not be modified and once an installment is paid, the loan may not be renewed.

      The Company does not maintain any pension plans or retirement programs for its directors or executive officers.

C. Board Practices

      The current term of office for each director expired in April 2003. At the Annual Shareholders' Meeting held on April 30, 2004, the entire board was reelected for a new term of three years. There are no service contracts among the Company and any of the directors providing for any additional benefits upon termination of employment.

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

      The Audit Committee, as defined and mandated under the Chilean Corporations Act, does not satisfy the Audit Committee requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A, with which the Company will be required to comply by July 31, 2005.

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

      The members of the Audit Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking into consideration the duties that the Audit

      Committee members shall perform. The remuneration of the members of the Company's Audit Committee was UF25 per session in 2003.

      The shareholders shall determine the budget of the Audit Committee and its advisors, and the Audit Committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the Audit Committee and its expenses, including those of its advisors, shall be included in the annual report and made known to the shareholders. The annual budget of the Company's Audit Committee and its advisors was UF2,000 in 2003.

      General summary of significant differences with regard to corporate government standards.

      The following paragraphs provide a brief, general summary of significant differences between corporate government practices followed by Quinenco pursuant to its home-country rules and those applicable to U.S. domestic issuers under New York Stock Exchange ("NYSE") listing standards.

      Composition of the board of directors; independence. The NYSE listing standards provide that listed companies must have a majority of independent directors and that certain board committees must consist solely of independent directors. Under NYSE rule 303A.02, a director qualifies as independent only if the board affirmatively determines that such director has no material relationship with the company, either directly or indirectly. In addition, the NYSE listing standards enumerate a number of relationships that preclude independence.

      Under Chilean law there is no legal obligation to have independent directors. However, Chilean law establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest, either personally (which includes the director's spouse and certain relatives) or as a representative of a third party, require prior approval by the board of directors and must be entered into on market terms and conditions. Furthermore, such transactions must be reviewed by the Audit Committee (as defined below) and disclosed at the next meeting of shareholders. Pursuant to NYSE rule 303A.00, Quinenco may follow Chilean practices and is not required to have a majority of independent directors.

      Committees. The NYSE listing standards require that listed companies have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

      Under Chilean law, the only board committee that is required is the Audit Committee, composed of three members, such committee having a direct responsibility to (a) review the company's financial statements and the independent auditors' report and issue an opinion on such financial statements and report prior to their submission for shareholders' approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review transactions in which directors have an interest and transactions between affiliated companies, and issue a report on such transactions, (d) review the Chief Executive Officer's ("CEO") and principal executive officers, compensation policies and plans and
(e) perform other duties as defined by the company's charter, by the general shareholders' meeting or by the board. A director who is a member of the Audit Committee is "independent" if, subtracting the votes of the controlling shareholder and its affiliates from the total number of votes given in favor of such director, he or she would have been nevertheless elected. Directors elected with the votes of the controlling shareholder and its affiliates may constitute the majority of the Audit Committee if there are not enough independent directors on the board.

      However, pursuant to NYSE Rule 303A.06, Quinenco must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the additional requirements under NYSE Rule 303A by July 31, 2005. Therefore, the company must establish an independent audit committee and a written audit committee charter addressing the audit committee's purpose and responsibilities by July 31, 2005.

      Shareholder approval of equity-compensation plans. Under NYSE listing standards, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. An "equity-compensation plan" is a plan or other arrangement that provides for the delivery of equity securities of the listed company to any employee, director or other service provider as compensation for services.

      Under Chilean law, if previously approved by shareholders at an extraordinary shareholders' meeting, up to ten percent of a capital increase in a publicly traded company may be set aside to fund equity-compensation plans for the company's employees and/or for the employees of the company's subsidiaries. Pursuant to NYSE rule 303A.00, as a foreign issuer, Quinenco may follow Chilean practices and is not required to comply with the NYSE listing standards with respect to shareholder approval of equity-compensation plans.

      Corporate Governance Guidelines. The NYSE listing standards provide that listed companies must adopt and disclose corporate governance guidelines with regard to (a) director qualifications standards; (b) director responsibilities;
(c) director access to management and independent advisors; (d) director compensation; (e) director orientation and continuing education; (f) management succession; and (g) annual performance evaluation of the board.

      Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is approved by the annual meeting of shareholders pursuant to applicable law. As a foreign issuer, Quinenco may follow Chilean practices and is not required to adopt and disclose corporate governance guidelines.

      Code of Business Conduct and Ethics. The NYSE listing standards require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

      Quinenco has adopted a code of business conduct and ethics that applies generally to all of its executive officers and employees. A copy of the code of ethics is filed as an exhibit to this annual report.

      Executive Sessions. To empower non-management directors to serve as a more effective check on management, NYSE listing standards provide that non-management directors of each company must meet at regularly scheduled executive sessions without management.

      Under Chilean law, the office of director is not legally compatible with that of a company officer in publicly traded companies. The board of directors exercises its functions as a collective body and may partially delegate its powers to executive officers, attorneys, a director or a board commission of the company, and for specific purposes to other persons. As a foreign issuer, Quinenco may follow Chilean practices and is not required to comply with the NYSE listing standard for executive sessions.

      Certification Requirements. Under the NYSE listing standards, Section 303A.12(a) requires that each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and Section 303A.12(b) requires that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.

      As a foreign private issuer, Quinenco is required to comply with Section 303A.12(b), but is not required to comply with the certifications requirements set forth in Section 303A.12(a).

D. Employees

      The following table sets forth the number of employees of Quinenco and its subsidiaries as of December 31, 2001, 2002 and 2003:

 2003                             Executives        Professional/Technical       Other Personnel       Total
                                  ----------        ----------------------       ---------------       -----
Quinenco                                  12                            15                    10          37
Banco de Chile                           300                         4,515                 4,318       9,133
Madeco                                    43                           294                 2,414       2,751
Telsur                                    33                           276                   203         512
Lucchetti                                 17                           129                   317         463
Hoteles Carrera                            7                            52                   225         284
Other subsidiaries                        14                            93                    41         148
                                         ---                         -----                 -----      ------
Total employees                          426                         5,374                 7,528      13,328
                                         ===                         =====                 =====      ======


2002                              Executives        Professional/Technical       Other Personnel       Total
                                  ----------        ----------------------       ---------------       -----
Quinenco                                  12                            17                    10          39
Banco de Chile                           279                         4,239                 4,137       8,655
Madeco                                    52                           331                 2,405       2,788
Telsur                                    26                           298                   212         536
Lucchetti                                 24                           151                   406         581
Hoteles Carrera                           10                            25                   242         277
Other subsidiaries                        13                            76                    33         122
                                         ---                         -----                 -----      ------
Total employees                          416                         5,137                 7,445      12,998
                                         ===                         =====                 =====      ======


2001                              Executives        Professional/Technical       Other Personnel       Total
                                  ----------        ----------------------       ---------------       -----
Quinenco                                  14                            16                    10          40
Banco de Chile                           168                         2,975                 1,392       4,535
Banco Edwards                            122                         1,713                 1,008       2,843
Madeco                                    60                           385                 2,869       3,314
Telsur                                    28                           353                   249         630
Lucchetti                                 17                           148                   793         958
Hoteles Carrera                            8                            54                   271         333
Other subsidiaries                        16                            74                    65         155
                                         ---                         -----                 -----      ------
Total employees                          433                         5,718                 6,657      12,808
                                         ===                         =====                 =====      ======

      In addition, at December 31, 2001, 2002 and 2003, CCU had 3,892, 3,908 and 3,901 employees, respectively. For the same years ended, Habitaria had 83, 85 and 59 employees, respectively.

      The Company believes that its subsidiaries maintain productive relationships with their employees' respective unions. Specific information regarding labor relationships of CCU, Madeco and Banco Chile is set forth below.

      At December 31, 2003, CCU's unionized employees in Chile represented approximately 65% of the total permanent workforce. CCU's unionized employees, including permanent and temporary employees, are subject to collectively negotiated agreements. During 2003, 1,438 employees renewed their collective contracts, all for a period of two years.

      At December 31, 2003, Madeco's unionized employees represented approximately 43% of the total workforce. Madeco's unionized employees are subject to collectively negotiated agreements. During 2003, 240 employees in Chile renewed their collective contracts for a period of three years.

      At December 31, 2003, 1,667 employees of Banco de Chile were unionized. All management positions are held by non-union employees. Banco de Chile is party to four collective bargaining agreements (one of which was assumed as part of the merger with Banco Edwards) covering the unionized employees. Three collective bargaining agreements were signed in September 2001 and expire in December 2005 and the other was signed in January 2003 and expires in December 2006.

E. Share Ownership

      As of December 31, 2003, except as disclosed in "Item 7. Major Shareholders and Related Party Transactions - Principal Shareholders", none of the Company's directors or executive officers beneficially owned more than one percent of the outstanding stock. Excluding members of the Luksic Group, the directors and executive officers collectively held 0.4% of the Company's shares as of December 31, 2003. As of May 31, 2004, the percentage of shares collectively held by directors and executive officers was 0.3%.

      Other than the long-term incentive plan for qualified executives of Quinenco described in " - B. Compensation", the Company does not have any stock option or other programs involving employees in the capital of the Company.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

      As of the date of this Annual Report, members of the Luksic Group, which consists of Mr. Andronico Luksic Sr. and his sons, Andronico Luksic Craig, Guillermo Luksic Craig and Jean Paul Luksic Fontbona, beneficially own approximately 82.4% of the outstanding shares of common stock of Quinenco and thereby control the Company. Guillermo Luksic, Andronico Luksic and Jean Paul Luksic are all directors on the Company's Board of Directors.

      Control by the Luksic Group is exercised through the Luksic Group's control of Inversiones Antofagasta Ltda., Ruana Copper A.G. Agencia Chile, Inversiones Consolidadas S.A., Sociedad Inmobiliaria y de Inversiones Rio Claro Ltda. and Inversiones Salta S.A., which are the Luksic Group companies that hold shares of Quinenco. Although there are no formal agreements as to the voting or disposition of shares known to Quinenco, Quinenco believes that the members of the Luksic Group generally consult with each other regarding actions to be taken by shareholders of Quinenco. Consequently, the Luksic Group has the power to elect a majority of Quinenco's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders.

      Quinenco's only outstanding voting securities are its shares of common stock. There was no significant change in the share ownership of the Company in 2001, 2002 or 2003. The following table sets forth certain information concerning ownership of the shares with respect to the Luksic Group's companies at December 31, 2003:

      Title of Class                        Identity of Person or Group                        Amount Owned        Percent of Class
      --------------                        ---------------------------                        ------------        ----------------
       Common Stock       Inversiones Antofagasta Ltda....................................       362,757,196             33.6%
                          Ruana Copper A.G. Agencia Chile.................................       240,938,000             22.3%
                          Sociedad Inmobiliaria y de Inversiones Rio Claro Ltda...........       142,819,109             13.2%
                          Inversiones Consolidadas S.A....................................       124,819,108             11.6%
                          Inversiones Salta S.A. .........................................        18,000,000              1.7%

      In addition, the Fundacion Andronico Luksic A., a charity foundation presided over by Mr. Andronico Luksic, owned 1,348,247 shares of Quinenco equivalent to a 0.1% interest as of December 31, 2003.

      Registration Rights Agreement with Antofagasta. In connection with the reorganization of Quinenco during 1996, Quinenco entered into a registration rights agreement with Antofagasta plc ("Antofagasta"), pursuant to which Antofagasta has the right to demand up to five registered offerings in the United States in respect of the common stock of Quinenco held by Antofagasta and its subsidiaries pursuant to the 1996 reorganization. In addition, Antofagasta has "piggy-back" rights in connection with its shares which permit Antofagasta, subject to certain conditions and limitations, to include shares received by its subsidiaries in connection with the 1996 reorganization and held by Antofagasta and its affiliates in any future registered public offerings of shares (or ADSs representing shares) in the United States.

      On September 2, 2003, Antofagasta announced its intention to transfer its 33.6% interest in Quinenco's shares to a wholly-owned holding company, Andsberg Ltd. ("Andsberg"). Following shareholder approval on October 1, 2003, each ordinary shareholder of Antofagasta shares received one share of Andsberg for every share held of Antofagasta on the record date. In addition, shareholders were granted a share redemption right by Dolberg Finance Corporation Establishment, a company related to the Luksic Group, Quinenco's controlling shareholder, at a fixed price of US$1.11 per share. The Luksic Group's beneficial ownership in Quinenco of 82.4% did not change as a result of the transfer.

      On September 4, 2003, in an ordinary board meeting, Quinenco's Board of Directors approved to transfer the rights associated with the registrations rights agreement with Antofagasta to Andsberg.

      For information concerning the portion of the Company's common stock held in the United States, see "Item 9. The Offer and Listing".

B. Related Party Transactions

      Article 89 of the Chilean Corporations Law, Law No.18.046, requires that the Company's transactions with related parties be on terms similar to those of an arm's length transaction. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations. In addition, Articles 44 and 50 of the Chilean Corporations Law provide that any related party transaction, including any transaction in which a director has a personal interest or is acting on behalf of a third party may be executed only when such transaction is disclosed to the Audit Committee and previously approved by the Board of Directors, and the terms of such transaction are similar to those of an arm's length transaction. If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of March 31, 2004, approximately US$55 thousand) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of March 31, 2004, approximately US$546 thousand) regardless of the size of the corporation.

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

      In the ordinary course of its business, the Company engages in a variety of transactions with affiliates of the Luksic Group. Financial information concerning these transactions during the last three years is set forth in Note 21 to the Consolidated Financial Statements. The Company believes that it has complied with the requirements of Chilean law in all transactions with related parties.

      Although the Company generally does not provide or receive long-term debt financing to or from other entities within the Luksic Group (except in connection with bank loans on arm's length terms in the ordinary course of business from the Company's subsidiary, Banco de Chile), the Company has occasionally in the past and may in the future advance funds and receive advances of funds from other companies under the common control of the Luksic Group when required to meet liquidity requirements. These loans have historically been made on an unsecured basis at market rates of interest and, in the case of loans made by the Company to affiliated companies, require the prior approval of the Audit Committee and Quinenco's Board of Directors pursuant to the requirements of the Chilean Corporations Laws relating to open companies such as Quinenco. The outstanding amounts of such loans made by the Company to affiliated companies during the years ended December 31, 2001, 2002 and 2003 were not material to Quinenco, individually or in the aggregate. In addition, the Company has from time to time in the past made loans and advances to affiliated companies in the Luksic Group and to strategic investors and their affiliates to provide financing resources in connection with acquisitions of assets and other transactions. Such loans and advances have generally been made on a secured basis at market rates of interest. See Note 21 to the Consolidated Financial Statements.

      The Company also provides goods and services in commercial transactions in the ordinary course of business to affiliated companies in the Luksic Group. In connection with such transactions, the Company from time to time extends unsecured credit on terms substantially similar to those available to other customers purchasing goods and services in similar quantities.

      Except for the transactions described below, none of the transactions carried out during 2003 between the Company and related parties were deemed to have been material to the related party:

      1. On April 10, 2003, Quinenco's wholly-owned subsidiary, Hidroindustriales Overseas Company, obtained a US$19 million loan (historic value) from Andsberg Finance Corporation, a company based in Bermuda owned by Mr. Andronico Luksic. The transaction, which was carried out on terms similar to those of an arms' length transaction, bears an interest rate of LIBOR plus 1.83% per annum. The loan matures in April of 2006. Proceeds were used to finance working capital needs.

      2. Under its executive incentive plan established in 2000, Quinenco has made non-interest bearing loans to qualified executives in the amount of Ch$3,149 million as of December 31, 2003. For a description of the incentive plan, see "Item 6B. Executive Compensation".

Item 8.  Financial Information

A. Consolidated Statements and Other Financial Information

See "Item 18.  Financial Statements".

Legal Proceedings

      Neither Quinenco nor any of its subsidiaries or affiliates in which Quinenco holds significant non-consolidated equity investments is party to any legal proceedings which are material to the Company, except as described below.

      Madeco

      On June 27, 2002, Madeco announced that it had been notified by Corning, its joint venture partner in Optel, a producer of optical fiber cable in Brazil and Argentina, of its desire to liquidate the joint venture. Madeco believed that Corning was attempting to unjustifiably terminate the agreements with Madeco and filed an arbitration suit against its partner to resolve this dispute.

      Corning filed a counterclaim against Madeco in which it requested, among other things, that Corning be permitted to terminate its joint venture agreements with Madeco, alleging that Optel is effectively bankrupt.

      On November 11, 2003, Madeco was notified that the arbitrators had resolved the dispute in favor of Corning. The arbitral decision provided for the termination of the investment agreement governing the joint venture, and as a result, Madeco lost certain rights over the appointment of Optel's management and its rights to exercise a put option to sell its Optel shares to Corning for US$18 million between January 2004 and December 2005 (consequently, the subsidiary was not consolidated with Madeco in its December 31, 2003 financial statements). In addition, the decision obliges the company to agree to the liquidation of Optel at Corning's request. As a consequence of this unfavorable ruling, Madeco recognized provisions of Ch$4,917 million in the fourth quarter of 2003 in order to reflect the value of its 50% equity share in Optel and costs associated with the ruling.

      In Brazil, two legal disputes against the previous owner of Madeco's subsidiary, Ficap, have been pending since prior to Madeco's acquisition of the subsidiary in 1997. It is estimated that the total potential liability arising from the lawsuits is approximately US$10 million. The previous owner of Ficap has personally agreed to indemnify Madeco if Ficap is affected by these actions.

      Telsur

      Telsur is involved in seven lawsuits related to its normal course of business involving claims worth Ch$2,684 million. Telsur has not made provisions to cover anticipated losses because it believes that the lawsuits will not result in significant losses.

      Lucchetti

      In March 2000, allegations were made by certain governmental authorities and private parties in Peru that Lucchetti representatives acted improperly to obtain a judgment in their favor with respect to legal proceedings in 1998 arising out of a dispute between Lucchetti Peru and the Municipality of Lima, as discussed below under "Lucchetti Peru". Lucchetti Peru had commenced these proceedings following actions by Lima to suspend construction and operation of the Lucchetti plant. The allegations were based in part on publicly-released portions of videotapes of meetings between Lucchetti representatives and Vladimiro Montesinos, a senior official of the government of then President Alberto Fujimori who has since been implicated in a widespread corruption scandal. The videotapes have been portrayed as an attempt by Lucchetti representatives to use Mr. Montesino's influence to intervene on behalf of Lucchetti Peru in order to obtain a favorable judgment. Lucchetti has denied that it acted improperly in the matter.

      In May 2001, criminal charges were filed before the Second Anti-Corruption Court of Lima against certain Lucchetti representatives and Peruvian government officials, alleging influence peddling in connection with the matter described above. These charges have been denied by the individuals involved, and are still being investigated by the court in order to determine whether or not there is cause to warrant a trial. Subsequent efforts by the prosecution to broaden the charges to include corruption were dismissed and may not be brought again.

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

      On January 6, 2003, Lucchetti received an order by an official of the Municipality of Chorrillos to immediately close the plant. Lucchetti proceeded to close the plant and is currently in the process of liquidating its Peruvian assets.

      On March 26, 2003, Lucchetti was notified by ICSID that its request for the constitution of an arbitration tribunal had been accepted. Lucchetti is seeking damages in connection with the loss of its investment in Peru, arguing that there was a lack of technical and legal justification for the Municipality to have adopted the resolution to close the plant. Although Lucchetti believes that it will prevail in the pending arbitration tribunal, the final outcome of this matter cannot be determined at this time.

      Habitaria

      The Company's 50%-owned affiliate, Habitaria is involved in five lawsuits for alleged construction defects and/or false advertising. Habitaria believes that it develops and markets high quality housing units, and that it will be able to make repairs and construction upgrades in conjunction with the construction company responsible for building its projects on an extra-judicial basis. Habitaria considers the amounts involved are not significant to its operations and has not made a provision in its financial statements.

      Dividend Policy

      A declaration of dividends is made to shareholders at a general ordinary meeting. A dividend declaration is based upon a proposal made by the Board of Directors. However, shareholders are not obligated to approve the board's recommendation. The dividend policy of the Company is to distribute at least 30% of annual net earnings as dividends. On April 30, 2004, a general ordinary meeting was held. At that time, it was proposed and accepted that a dividend payment of Ch$17.4555 pesos corresponding to the distribution of 50% of 2003 net income be paid. The definitive dividend was paid on May 11, 2004.

B. Significant Changes

      See "Item 4. Information on the Company - Developments During 2004" for certain developments in 2004.

Item 9. The Offer and Listing

A. and C. Offer and Listing Details and Markets

      The Company's common stock is traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaiso Stock Exchange, and since June 1997 has been quoted on the New York Stock Exchange (the "NYSE") in the form of American Depositary Shares. The Company conducted a preemptive rights offering and United States offering of American Depositary Shares ("ADSs") in June 1997 (the "Offerings"). Since the conclusion of the Offerings, the ADSs (each ADS representing 10 shares) have been traded in the United States on the NYSE under the symbol LQ. The ADSs are evidenced by American Depositary Receipts ("ADRs"). The ADRs are outstanding under an amended and restated Deposit Agreement, dated as of August 19, 2003 (the "Deposit Agreement"), among the Company, Bank of New York, as depositary (the "Depositary"), and the holders from time to time of ADRs issued thereunder. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

      Until August 19, 2003, the ADRs were outstanding under a Deposit Agreement, dated as of June 24, 1997, among the Company, Citibank N.A., as depositary, and the holders from time to time of ADRs issued thereunder.

      The table below shows, for the period indicated, the high and low closing prices in Chilean pesos of the Company's common stock on the Santiago Stock Exchange and the high and low closing prices of the ADS in U.S. dollars on the
NYSE:

                                     Santiago Stock Exchange(1)                    NYSE
                                     -----------------------                       ----
                                            Ch$ per Share                      US$ per ADS
  Annual                            High                     Low        High                  Low
                                    ----                     ---        ----                  ---
  1999                              621                      310        12.00                 6.00
  2000                              795                      390        14.63                 6.75
  2001                              545                      347         8.00                 5.48
  2002                              490                      245         7.40                 3.30
  2003                              600                      325         9.50                 4.51

  2002
  1st Quarter................       490                      370         7.40                 5.43
  2nd  Quarter...............       405                      324         6.30                 4.75
  3rd Quarter................       320                      245         4.70                 3.30
  4th  Quarter...............       350                      262         4.85                 3.60

  2003
  1st Quarter................       391                      325         5.40                 4.53
  2nd  Quarter...............       458                      325         6.46                 4.51
  3rd Quarter................       495                      405         7.05                 5.92
  4th  Quarter...............       600                      465         9.50                 7.05

  2004
  1st Quarter................       592                      500         9.98                 8.40
  January....................       535                      500         9.61                 8.55
  February...................       585                      520         9.76                 8.80
  March                             592                      520         9.98                 8.40
  April                             560                      530         9.40                 8.10
  May   .....................       530                      495         8.41                 7.40
  June (through June 10) ....       516                      495         8.00                 7.75

--------------------
(1) Pesos per Share and U.S. dollar per share reflected nominal price at trade date.

(2) Shares began to trade on the Santiago Stock Exchange and the NYSE on June 25, 1997.

      At December 31, 2003, ADRs evidencing 7,833,162 ADSs were outstanding (equivalent to 78,331,620 shares, or 7.25% of the total number of issued shares. It is not practicable for the Company to determine the proportion of ADRs beneficially owned by U.S. persons. At December 31, 2003, the Luksic Group did not own ADRs of Quinenco.

      Madeco's shares are traded on the Chilean Stock Exchanges, and since 1993 have traded on the NYSE in the form of American Depositary Shares. CCU's shares are traded on the Chilean Stock Exchanges and between 1992 and March 1999 were quoted on the NASDAQ National Market in the form of American Depositary Shares. In March 1999, trading in CCU's American Depositary Shares moved to the NYSE. Until December 31, 2001, Banco Edwards's shares were traded on the Chilean Stock Exchanges, and starting in November 1995 were traded on the NYSE in the form of American Depositary Shares. On January 1, 2002, as a result of its merger with Banco de Chile, Banco Edwards shares were converted to Banco de Chile "F shares" and on March 21, 2002, following the distribution of Banco Edwards' 2001 net income, the "F shares were converted to Banco de Chile common shares. Banco de Chile's shares have been traded on the Chilean Stock Exchanges since November 1996 and on the NYSE since January 2002. Since the last quarter of 2002, Banco de Chile's shares have also been traded on the London Stock Exchange in the form of American Depositary Shares and on the Madrid Latibex Stock Exchange as ordinary shares. The shares of Lucchetti, Hoteles Carrera, Entel, and Telsur are traded on the Chilean Stock Exchanges. The shares of Habitaria are not publicly traded.

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

      History and Description

      The Santiago Stock Exchange was established in 1893. As of December 31, 2003, 239 companies had shares listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile's principal exchange, with transactions in 2003 which amounted to Ch$4,481,261 million. In Chile, shares may also be traded on the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange.

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

                                                    Annual                                     Percent            Percent
                                  Market           Trading      IGPA          IPSA            Change in          Change in
At or for the Year Ended      Capitalization       Volume     Index (1)    Index (1)       IGPA Index (2)     IPSA Index (2)
------------------------      --------------       -------    ------       ------          -----------        -----------
                                    (in US$ millions)
December 31, 1999.......          68,193             6,601         206.76       402.78            40.51%            39.82%
December 31, 2000.......          60,426             5,778         186.37       371.36           (9.86)%           (7.80)%
December 31, 2001.......          56,857             4,111         201.30       394.72             8.01%             6.29%
December 31, 2002.......          47,693             3,370         182.06       324.46           (9.56)%          (17.80)%
December 31, 2003.......          86,344             7,547         236.28       476.66            44.61%            46.91%

----------------------------
Source:  Santiago Stock Exchange

(1)   Index base = 100 on December 31, 1980

(2)   In nominal peso terms.

      Volatility and Suspension of Trading

      The IPSA has increased at an average compounded annual rate of 6.9% for the period 2000 to 2003. During 2003, the IPSA increased by 46.91% in nominal peso terms. As the table above shows, swings in market performance are often significant and reflect the high level of volatility characteristic of the Chilean stock market.

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

      Liquidity

      The aggregate market value of equity securities listed on the Santiago Stock Exchange as of December 31, 2003 was US$86.3 billion. The ten largest companies in terms of market capitalization as of December 31, 2003 represented approximately 58% of that exchange's aggregate market capitalization and accounted for approximately 49% of total volume traded during 2003. Average monthly trading volume for 2003 was US$629 million. (Comparatively, the NYSE had an aggregate global market capitalization of approximately US$17.3 trillion at December 31, 2003, and average daily reported share volume of approximately 1.4 billion).

      Foreign Ownership

      Foreign investment in Chile is governed by Decree Law No. 600 of 1974, as amended ("Decree Law No. 600"), by the Central Bank Foreign Exchange Regulations and by the Central Bank Act, law No. 18,840, which is an organic constitutional law requiring a "special majority" vote of the Chilean Congress to be modified (hereinafter referred to as the "Central Bank Act"). See "Item 10 D. Exchange Controls". Foreign investment into Chile under Decree Law No. 600 may not be remitted outside Chile earlier than one year after the initial investment. According to new regulations issued by the Central Bank in May 2000 and April 2001, if governed by Chapter XIV of the Central Bank Foreign Exchange Regulations, the capital may be remitted outside Chile at any time. Earnings may be remitted at any time, whether under Decree Law No. 600 or Chapter XIV. Capital and earnings must be remitted through the Formal Exchange Market.

      Notwithstanding the foregoing, an investment in Chilean shares by foreigners through an ADR program is also governed by the Central Bank Act and by Chapter XIV of the Central Bank Foreign Exchange Regulations, which do not require a holding period before remitting capital or earnings abroad. See "Item 10 D. Exchange Controls".

      Foreign capital investment funds ("FCIFs") are governed by Law No. 18,657 and are permitted to receive preferential tax treatment. Law No.18,657 also regulates foreign venture capital investment funds, which have different investment limits than the ones set forth for the FCIFs. FCIFs are required to obtain a favorable report issued by the SVS in order to conduct business in Chile. FCIFs may not remit capital for five years following the investment of such capital as from the date the capital entered into Chile, although earnings may be remitted at any time. An FCIF may hold a maximum of 5% of a given company's shares, although this can be increased to a maximum of 10% if the excess over 5% corresponds to newly issued shares of such company that are subscribed and paid by the FCIF. Furthermore, no more than 10% of an FCIF's assets may be invested in a given company's stock, unless the security is issued or guaranteed by the Republic of Chile or the Central Bank, and no more than 25% of the outstanding shares of any stock corporation may be owned by FCIFs, taken together. In addition, a FCIF may not invest more than 40% of its assets in securities issued or authorized by the same group. For a description of Chilean taxation, see "Item 10. Additional Information - E. Taxation". The minimum amount of capital that may be invested in Chile by a given FCIF is US$1,000,000.

Item 10. Additional Information

B. Memorandum and Articles of Association

      Pursuant to the requirements of the Chilean Corporations Law, and in accordance with Law Number 18,046, the Company's articles of incorporation and by-laws or estatutos have been registered with the Securities Register (Registro de Valores), under entry number 0594. As set forth in the Third Article of Quinenco's bylaws, its purposes include the acquisition, disposition and management of all manner of assets and investments in, among other things, industrial and financial activities.

      Directors

      Under the Ley de Sociedades Anonimas (Chilean Corporations Law), a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest (i.e., a conflicting interest transaction) without prior approval by the Board of Directors, and only if the terms of the conflicting interest transaction are similar to those of an arm's length transaction.

      If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of May 31, 2004, approximately US$53,256) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2004, approximately US$532,562) regardless of the size of the corporation.

      If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm's length transaction, it may approve or reject the conflicting interest transaction, or appoint two independent advisors to make such a determination, in all these cases, with the exclusion of the interested directors. If the Board appoints independent advisors, the reports prepared by the advisors will be made available to the shareholders and the Board of Directors for 20 business days from the date the last report was received from the independent advisors. The shareholders will be notified in writing of the receipt of the reports. After this period, and with the exclusion of the interested director, the Board may approve or reject the conflicting interest transaction, but the Board is not required to follow the independent advisors' conclusion. The Board may treat the conflicting interest transaction and the reports as confidential information. Shareholders representing at least a 5% of the voting shares of the Company may request the Board to call a shareholders' meeting in order to approve or reject the conflicting interest transaction by a two-thirds majority of the outstanding voting shares.

      All decisions adopted by the Board in respect of the conflicting interest transaction must be reported to the next following shareholders' meeting. The controller of the corporation or the related party which intends to enter into the conflicting interest transaction shall make available to the Board of Directors, at the time the transaction is being considered by the Board, all information relating to the transaction filed with any non-Chilean regulatory entities or stock exchanges.

      If a suit for damages arises from such a transaction, the defendant (i.e., one or more directors, the controller, a related party, or all of them) bears the burden of proof that the transaction was equally as or more beneficial to the corporation than an arm's length transaction, unless the conflicting interest transaction was previously approved by the shareholders.

      The amount of any director's remuneration is established each year at the annual shareholders' meeting. Directors are prohibited from borrowing or otherwise making use of corporate money or assets for their own benefit, unless previously authorized by the Board of Directors. Directors are also prohibited from borrowing or otherwise making use of corporate money or assets for the benefit of certain relatives or of companies in which such directors are either directors or owners of a 10% interest or more, unless previously authorized by the Board of Directors. However, the shareholders' authorization is not required. These rules can only be modified by law.

      It is not necessary to hold shares of Quinenco to be elected a director, and there is no age limit established for the retirement of directors.

      For a description of the Company's share capital, including rights, preferences and restrictions thereto, See "Description of Share Capital" in the Registration Statement, Form F-1, filled with the Securities and Exchange Commission on June 6, 1997.

C. Material Contracts

      Not applicable.

D. Exchange Controls

      The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. See "Item 3. Key Information - Exchange Rates". Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 - registration which grants the investor access to the Formal Exchange Market - or with the Central Bank under Chapter XIV of the Central Bank Foreign Exchange Regulations.

      Effective April 19, 2001, the Central Bank abrogated the then existing Chapter XXVI of the Central Bank Foreign Exchange Regulations ("Chapter XXVI"), which addressed issuances of ADSs by a Chilean company, and issued an entirely new set of Foreign Exchange Regulations (the "2001 Foreign Exchange Regulations"), virtually eliminating all the restrictions and limitations that had been in force up to that date. The 2001 Foreign Exchange Regulations were based upon the general principle that foreign exchange transactions can be done freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of imposing certain restrictions and limitations on such transactions.

      With the issuance of the 2001 Foreign Exchange Regulations, the approval by the Central Bank required for access to the Formal Exchange Market was replaced with the requirement of disclosure of the relevant transactions to the Central Bank. However, some foreign exchange transactions, notably foreign loans, capital investment or deposits, continued to be subject to the requirement of being effected through the Formal Exchange Market.

      The 2001 Foreign Exchange Regulations, among other things, eliminated the following restrictions:

      (1) prior authorization by the Central Bank for the entry of capital in connection with foreign loans, investment, capital contribution, bonds and ADRs;

      (2) prior authorization by the Central Bank for the remittance of capital in connection with repatriation of capital, dividends and other benefits related to capital contributions and investment, and prepayment of foreign loans;

      (3) minimum risk classification restrictions and terms for the issuance of bonds;

      (4) restrictions to the issuance of ADSs. Therefore, the rules established under Chapter XXVI of the previous Foreign Exchange Regulations were abrogated; and

      (5)   mandatory reserve deposits for foreign capital.

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

      Effective March 1, 2002, the Central Bank abrogated the then existing Central Bank Foreign Exchange Regulations, i.e. the 2001 Foreign Exchange Regulations, and issued an entirely new set of Foreign Exchange Regulations (the "New Regulations"), thereby continuing the liberalization of the foreign exchange regulations. As the 2001 Foreign Exchange Regulations, the New Regulations are also based upon the general principle that foreign exchange transactions can be done freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of imposing certain restrictions and limitations on such transactions.

      The New Regulations also require the disclosure of the relevant transaction to the Central Bank and that some foreign exchange transactions, notably foreign loans, capital investments or deposits, be effected through the Formal Exchange Market.

      The issuance of ADSs by a Chilean company remains subject to the rules contained in Chapter XIV. These rules were partly amended in the New Regulations, which allow the use of proceeds from a foreign credit, deposit, investment or capital contribution directly abroad, i.e., without delivering the currency into Chile. The direct use abroad of the proceeds of a foreign credit, deposit, investment or capital contribution remain subject to the obligation of informing the Central Bank of the transaction.

      The New Regulations have also simplified the forms required to provide the information to the Central Bank, so as to reduce the time needed to effect foreign exchange transactions by foreign investors in Chile.

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

      A Foreign Investment Contract was entered into among the Central Bank, the Company and the Depositary pursuant to Article 47 of the Central Bank Act and Chapter XXVI. According to Chilean law, a contract is ruled by the law in effect at the time of the execution of the contract. Therefore, the Foreign Investment Contract entered into among the Central Bank of Chile, the Company and the Depositary is ruled by the foreign exchange regulations in force before April 19, 2001, among which is Chapter XXVI.

      Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited shares or shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto). In December 1999, amendments were introduced in Chapter XXVI whereby, among other things, the Central Bank was authorized to reject applications under such regulations without expression of cause. In resolving on such applications, the Central Bank was required to take into account the situation of the balance of payments and the stability of the capitals account. However, the Central Bank was authorized to require certain conditions to the applicants prior to resolving on the applications. In April 2000, Chapter XXVI was again amended in order to incorporate, in addition to shares issued by Chilean corporations, quotes of investment funds as eligible to be converted into ADSs. Chapter XXVI did not require delivery of a new application in case of the entry of U.S. dollars intended for the acquisition of shares not subscribed by the shareholders or by the transferees of the options to subscribe the shares.

      Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any non-Chilean resident investor who withdrew Shares upon surrender of ADRs (such Shares being referred to herein as "Withdrawn Shares") access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of Shares represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder's residence and domicile were outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares had been sold on a Chilean exchange), (c) proceeds from the sale in Chile of pre-emptive rights to subscribe for and purchase additional Shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding Shares represented by ADSs or Withdrawn Shares. Access to the Formal Exchange Market in the case of (a), (b), (c) and
(d) above would be available for only five working days following the sale of the shares on the stock exchange. Transferees of Withdrawn Shares would not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were redeposited with the Custodian. Investors receiving Withdrawn Shares in exchange for ADRs would have the right to redeposit such Shares in exchange for ADRs, provided that certain conditions to redeposit were satisfied. For a description of the Formal Exchange Market, see "3A Exchange Rates". Alternatively, according to the amendments introduced to Chapter XXVI in December 1999, in case of Withdrawn Shares and their subsequent sale in a stock exchange, the Chilean peso proceeds obtained thereby could be converted into U.S. dollars in a market different from the Formal Exchange Market within five business days from the date of the sale.

      Chapter XXVI provided that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of a certification by the Depositary or the Custodian, as the case might have been, that such Shares had been withdrawn in exchange for delivery of the pertinent ADRs and receipt of a waiver of the benefits of the Foreign Investment Contract with respect thereto (except in connection with the proposed sale of the Shares) until such Withdrawn Shares were redeposited. Chapter XXVI also provided that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by the Company to the Central Bank that a dividend payment had been made. The provision contained in Chapter XXVI that established that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by the Company to the Central Bank that any applicable tax had been withheld was eliminated on November 23, 2000.

      Chapter XXVI and the Foreign Investment Contract provided that a person who brought foreign currency into Chile, including U.S. dollars, to purchase Shares entitled to the benefit of the Foreign Investment Contract was required to convert such foreign currency into Chilean pesos on the same date and had five banking business days within which to invest in Shares in order to receive the benefit of the Foreign Investment Contract. If such person decided within such period not to acquire Shares, such person could access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request was presented to the Central Bank within seven banking days of the initial conversion into pesos. Shares acquired as described above could be deposited in exchange for ADRs and receive the benefit of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary that such deposit had been effected and that the related ADRs had been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefit of the Foreign Investment Contract with respect to the deposited Shares.

      Chapter XXVI required foreign investors acquiring shares or securities in Chile to maintain a mandatory reserve (the "Mandatory Reserve") for one year in the form of a non-interest bearing U.S. dollar deposit with the Central Bank, or to pay to the Central Bank a non-refundable fee (the "Fee"). Such reserve requirement was imposed with respect to investments made by foreign investors to acquire shares or securities in the secondary market, but did not apply to capital contributions made for purposes of paying-in capital for a newly created company or increasing the capital of an existing company. As of June 1, 1999, the Mandatory Reserve was not applied to foreign investments made for purposes of acquiring shares of a stock corporation, provided that the investor was entitled to the benefit of Chapter XXVI, and that such acquisition was consummated in accordance with the provisions of Chapter XXVI. On September 17, 1998, the Central Bank reduced the Mandatory Reserve to 0%.

      Access to the Formal Exchange Market under any of the circumstances described above was not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank of Chile based on a request presented through a banking institution established in Chile within five business days from the occurrence of any of the events described in letters (a), (b), (c) and
(d) above. Pursuant to the Foreign Investment Contract, if the Central Bank had not acted on such request within seven banking days, the request would be deemed approved.

      Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. No assurance can be given, however, that new restrictions applicable to the holders of ADRs, the disposition of underlying Shares or the repatriation of the proceeds from such disposition will not be reinstated in the future by the Central Bank, nor can there be any assessment of the possible duration or impact of such restrictions.

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

Presently, the First Category Tax rate is 17%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 17% and a distribution of 30% of the consolidated net income of Quinenco distributable after payment of the First-Category Tax:

Quinenco taxable income ..............................................     100
First Category Tax (17% of Ch$100) ...................................     (17)
                                                                         -----
Net distributable income .............................................      83
                                                                         -----
Dividend distributed (30% of net distributable income) ...............    24.9
Withholding Tax (35% of the sum of Ch$24.9 dividend plus Ch$5.1 First-
            Category Tax paid) .......................................   (10.5)
Credit for 30% of First-Category Tax .................................     5.1
                                                                         -----
Net additional tax withheld ..........................................    (5.4)
                                                                         -----
Net dividend received ................................................    19.5
                                                                         -----
Effective dividend withholding rate ..................................   21.69%
                                                                         -----

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

      Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company's oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 24 to the Consolidated Financial Statements. The effective rate of Withholding Tax to be imposed on dividends paid by Quinenco will vary depending upon the amount of First Category Tax paid by the Company on the earnings to which the dividends are attributed. The effective rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax was 15%, generally was 23.5%. For 2002, the First Category Tax rate was 16%, which resulted in an effective rate of Withholding Tax of 22.6%, and for 2003, the First Category Tax rate was 16.5%, resulting in an effective rate of Withholding Tax of 22.16% for the year. From 2004 onwards, the First Category Tax rate will be 17%, which will result in an effective rate of withholding tax of 21.69%.

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

Capital Gains

      Under current tax law, gain from the sale or other disposition by a Foreign Holder of ADSs (or ADRs evidencing ADSs) outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of Shares in exchange for ADRs will not be subject to any Chilean taxes.

      Gain recognized on a sale or exchange of Shares (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such Shares) may be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either, (i) the Foreign Holder has held the Shares for less than one year since exchanging ADSs for the Shares, (ii) the Foreign Holder acquired and disposed of the Shares in the ordinary course of its business or as a habitual trader of shares, or

(iii) the Foreign Holder and the purchaser of the Shares are "related parties" within the meaning of Article 17, Number 8, of Decree Law N(0) 824 of 1974, the Chilean Income Tax Law. In all other cases, gain on the disposition of Shares will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 17%).

      Gain recognized in the transfer of Shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the Shares are transferred in a local stock exchange, in other authorized stock exchanges (up to this date, the New York Stock Exchange, the London Stock Exchange and the Madrid Stock Exchange have been authorized for these purposes), or within the process of a public tender of shares governed by the Chilean Securities Market Act. The Shares must also have been acquired either in a stock exchange, within the referred process of a public tender of shares governed by the Chilean Securities Market Act, in an initial public offer of shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they (i) are registered in the Securities Registry, (ii) are registered in a Chilean Stock exchange, and (iii) have an adjusted presence equal to or above 25%. To calculate the adjusted presence of a particular Share, the aforementioned regulation states that, the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of UF200 (approximately US$5,700) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. The referred tax regime does not apply in case the transaction involves an amount of Shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred in the previous paragraph will apply, unless the sale complies with one of the following conditions: (i) the transfer is part of a tender offer governed by the Chilean Securities Market Act; or (ii) the transfer is done in a Chilean stock exchange, without substantially exceeding the market price.

      Capital gains obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by "foreign institutional investors", such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law, or in any other form authorized by the Superintendencia de Valores y Seguros ( the SVS is equivalent to the Securities and Exchange Commission in the U.S.). To qualify as a foreign institutional investor, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be at least one of the following:

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

      (e)   A Foreign Capital Investment Fund, as defined in Law No18.657; or

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

      Cash Dividends and Other Distributions

      Under the United States federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (after reduction for any Chilean First-Category Tax that is credited against Chilean Withholding Tax, but before reduction for the net amount of Chilean Withholding
Tax) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current law provides for a reduced tax rate (currently 15%) on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation." A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or its ADSs) are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. The ADSs are traded on the New York Stock Exchange. As a result, the Company may be treated as a qualified foreign corporation. However, if the Company is treated as a PFIC, as discussed below, it will not be a qualified foreign corporation. If the Company is a qualified foreign corporation, dividends paid to an individual U.S. Holder with respect to Shares or ADSs should, subject to generally applicable limitations, be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. Each U.S. Holder should consult its own tax adviser regarding the treatment of dividends. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

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

      Capital Gains

      U.S. Holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. U.S. Holders will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. Holder or by the Depositary equal to the difference between the amount realized and the U.S. Holder's tax basis in the ADSs or Shares. Any gain recognized by a U.S. Holder generally will be treated as United States source income. Consequently, in the case of a disposition of Shares or preemptive rights (which, unlike a disposition of ADRs, will be taxable in Chile), the U.S. Holder may not be able to claim the foreign tax credit for Chilean tax imposed on the gain unless it appropriately can apply the credit against tax due on other income from foreign sources. Loss generally would be treated as United States source loss. The long-term capital gain tax rate for an individual U.S. Holder is currently15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the long-term capital gain rate for an individual U.S. Holder is 20%.

      PFIC Rules

      Quinenco believes that it should not be treated as a PFIC for United States federal income tax purposes, although this conclusion is subject to some uncertainty. In particular, this conclusion depends on the valuation of its ownership interests in certain related companies and interpretations of the special rules for companies engaged in an active banking business (relevant to certain of Quinenco's subsidiaries) and the rules characterizing certain of its intangible assets, which assumptions Quinenco believes are reasonable but are not free from doubt due to the absence of authority directly addressing situations closely comparable to those of Quinenco. In addition, Quinenco maintains its financial books and records and presents its financial statements in accordance with Chilean GAAP rather than based on U.S. federal income tax principles. Quinenco has assumed in determining its PFIC status that a determination regarding its assets and income based on federal income tax principles would not differ materially from Chilean GAAP principles.

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

      Information Reporting and Backup Withholding

      Dividends in respect of the Shares or ADSs and proceeds from the sale, exchange, or redemption of the Shares or ADSs may be subject to information reporting to the United States Internal Revenue Service and a backup withholding tax of 28% may apply unless the holder furnishes a correct taxpayer identification number or certificate of foreign status or is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 and a non-U.S. Holder will provide such certification on Form W-8BEN.

H. Documents on Display

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

      Interest Rate Risk

      Of the Company's long-term interest bearing debt at December 31, 2003, Ch$209,353 million was fixed rate and Ch$362,340 million was variable rate; 98.6% of the Company's long-term interest bearing debt with fixed rate was indexed to the UF and 1.4% was indexed to foreign currencies. The Company's long-term interest bearing debt with variable rates was 74.5% indexed to the UF, 25.5% was dollar-denominated and tied to the LIBOR.

      The following table summarizes the debt obligations held by the Company at December 31, 2003. The table presents principal payments obligations in thousands of Chilean pesos categorized by maturity date and the related weighted-average interest rates. U.S. dollar-denominated liabilities and notional amounts have been converted to Chilean pesos based on the observed exchange rate of December 31, 2003, which was US$1.00 = Ch$593.80.

                                                                        Expected Maturity Date
                                       -----------------------------------------------------------------------------------
On Balance Sheet Financial                                                                                      2009 and
       Instruments                        2004           2005          2006          2007          2008        thereafter
       -----------                        ----           ----          ----          ----          ----        ----------
                                                                             (in thousands)
LONG-TERM DEBT

Fixed rate

US$-denominated                  Ch$      682,544        257,502        89,867        51,067        51,067             --

Weighted average interest rate               3.15%          5.83%         8.57%           --            --             --

UF-denominated                   Ch$   50,894,642     26,347,542    24,573,705    24,758,393    16,647,283     63,178,885

Weighted average interest rate               6.51%          6.22%         6.26%         6.27%         6.31%          6.26%

Ch$-denominated                  Ch$           --         46,752        35,220            --            --             --

Weighted average interest rate                 --             --            --            --            --             --

Other-denominated                Ch$      158,323      1,580,467            --            --            --             --

Weighted average interest rate              17.00%            --            --            --            --             --

Sub-total                        Ch$   51,735,509     28,232,263    24,698,792    24,809,460    16,698,350     63,178,885

Variable rate

US$-denominated                  Ch$    5,680,954     56,212,006    16,817,398     2,519,676     2,519,676      8,599,901

Weighted average interest rate               3.00%          3.14%         3.03%         3.73%         3.73%          3.73%

UF-denominated                   Ch$   24,097,954     64,016,959    49,064,138    45,075,112    50,715,001     37,020,993

Weighted average interest rate               4.54%          4.24%         4.02%         4.11%         4.06%          4.65%

Sub-total                        Ch$   29,778,908    120,228,965    65,881,536    47,594,788    53,234,677     45,620,894
                                       ----------    -----------    ----------    ----------    ----------    -----------

Total                            Ch$   81,514,417    148,461,228    90,580,328    72,404,248    69,933,027    108,799,779
                                       ==========    ===========    ==========    ==========    ==========    ===========


 On Balance Sheet Financial                         Fair
        Instruments                 Total          Value
        -----------                 -----          -----
LONG-TERM DEBT

Fixed rate

US$-denominated                    1,132,047      1,120,027

Weighted average interest rate          3.90%

UF-denominated                   206,400,450    216,988,175

Weighted average interest rate          6.32%

Ch$-denominated                       81,972         81,296

Weighted average interest rate            --

Other-denominated                  1,738,790      1,702,954

Weighted average interest rate         1,55%

Sub-total                        209,353,259    219,892,452

Variable rate

US$-denominated                   92,349,611     91,858,985

Weighted average interest rate          3.20%

UF-denominated                   269,990,157    249,947,917

Weighted average interest rate          4.23%

Sub-total                        362,339,768    341,806,902
                                 -----------    -----------

Total                            571,693,027    561,699,354
                                 ===========    ===========

      Foreign Currency Exchange Rate Risk

      At December 31, 2003, approximately 16.8% of the Company's short- and long-term interest bearing debt of Ch$590,405 million was exposed to risk from exchange rate fluctuations between the Chilean peso and the U.S. dollar. As of December 31, 2003, the Company had entered into 90 day forward contracts for Ch$57,104 million (equivalent to US$96.2 million) to limit the exposure to fluctuations between the Chilean peso and the U.S. dollar. As of the same date, the Company had entered into swap contracts with maturities of 90 days and 270 days for Ch$4,545 million (equivalent to US$7.6 million) to limit the exposure between the U.S. dollar and the Brazilian real. In addition, certain liabilities are considered hedge instruments of investments abroad, in accordance with Technical Bulletin 64.

      The following table summarizes the debt obligations sensitive to foreign currency exchange rates held by the Company at December 31, 2003 by maturity date. The table presents principal payment obligations in thousands of Chilean pesos by maturity date. The U.S. dollar-denominated debt, which have been converted to Chilean pesos based on the observed exchange rate of December 31, 2003, was US$1.00 = Ch$593.80.

                                                                 Expected Maturity Date
                                         --------------------------------------------------------------------------

   On Balance Sheet Financial                                                                             2009 and
          Instruments                      2004         2005          2006         2007        2008      thereafter     Total
          -----------                      ----         ----          ----         ----        ----      ----------     -----
                                                                      (in thousands)
US$-denominated                  Ch$     12,049,442   56,469,508    16,907,265   2,570,743   2,570,743   8,599,901     99,167,602

Other currencies                 Ch$      5,788,136    1,580,467            --          --          --          --      7,368,603

Total                            Ch$     17,837,578   58,049,975    16,907,265   2,570,743   2,570,743   8,599,901    106,536,205

      Equity Price Risk

      At December 31, 2003 the Company's carrying value of investments under the cost method was Ch$90 million. The market risk associated with these equity securities is the potential loss in fair value that would result from a decrease in their market price. As of December 31, 2003 a 10% decrease in the fair market value of these investments would not have a material impact on the results of operations of the Company.

      Commodity Price Risk

      As of December 31, 2003, exposure to commodity price risk relates primarily to Madeco's inventories of copper and aluminum. Madeco uses significant amounts of copper and aluminum to manufacture its products. These metal inventories are subject to price-level restatements of its carrying amount with reference to trading prices at the London Metal Exchange. The differences arising from consecutive restatements appear as accounting gains or losses in Madeco's income statement's price-level restatements line. Market prices for copper and aluminum fluctuate widely and are affected by numerous factors beyond Madeco's control.

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

      In addition, purchases of copper and aluminum are carried out at fair values and therefore Madeco hedges naturally through its operations the metal inventories that are periodically purchased as raw material and sold as a component of final products. During 2003, Madeco sold 75,492 metric tons of copper and 17,120 metric tons of aluminum in the form of finished goods.

      As of December 31, 2003 Madeco held inventories of copper and aluminum of 16,611 metric tons and 4,821 metric tons, respectively. A 10% adverse change during 2004 in metal prices with respect to 2003 year-end balances would result in a pre-tax accounting loss of approximately Ch$2,673 million.

Item 12. Description of Securities Other than Equity Securities

      Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      Not applicable.

Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

      Not applicable.

Item 15. Controls and Procedures

      The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have evaluated the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)). These controls and procedures were designed to ensure that material information relating to the Company and its subsidiaries are communicated to the CEO and the CFO. Based on such evaluation, Quinenco's CEO and CFO concluded that, as of December 31, 2003, the Company's disclosure controls and procedures were effective in timely alerting them to material information required to be included in periodic SEC reports. There have been no significant changes in the Company's internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

Item 16. (Reserved)

A. Audit Committee Financial Expert

      Quinenco is not required to have, and does not have, an audit committee financial expert (within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002) serving on its audit committee. However, pursuant to NYSE Rule 303A.06, Quinenco must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A, by July 31, 2005.

B. Code of Ethics

      Quinenco has adopted a code of ethics that applies to all of its executive officers and employees and has filed its code of ethics as an exhibit to this annual report. Quinenco's code of ethics has not beer amended and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer.

C. Principal Accountant Fees and Services

      The aggregate fees billed by Ernst & Young Limitada, the Company's independent auditor, for professional services related to Quinenco and its intermediate holding companies in 2003 and 2002 were as follows:

                                         2002               2003
                                         ----               ----
                                      (in millions of historic Ch$)
      Audit Fees (1)                      532                666
      Audit-Related Fees (2)               20                 32
      Tax Fees (3)                         19                 20
      All Other Fees (4)                   63                126
                                          ---                ---
      Total Fees                          634                844

(1) Provides aggregate fees billed for professional services rendered by Ernst & Young and Deloitte and Touche, for the audit of Quinenco and its subsidiaries' separate annual financial statement filings required by each country's regulatory authorities and annual financial statement filings required by the United States Securities adn Exchange Commision.

(2) Provides aggregate fees billed in each of the last two fiscal years for assurance and related services by Ernst & Young and Deloitte and Touche, for the performance of of the audit or review of Quinenco's financial statements and are not reported under (1) above and that are related to financial structure activities and other auditing related activities.

(3) Provides aggregate fees billed in each of the last two fiscal years for professional services rendered by external auditors for tax compliance, tax advice and tax planning.

(4) Provides aggregate fees billed in each of the last two fiscal years for products and services provided, other than the services reported in (1),
      (2) and (3) above and which were approved by the Company's Board of Directors.

      Pre-approval by Audit Committee

      Since May 2003, foreign private issuers have been subjected to "pre-approval" requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by an audit committee. Our Directors Committee approves all audit, audit-related, tax and other services provided by Ernst & Young.

      Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the Directors Committee prior to any engagement.

D. Exemptions from the Listing Standards for Audit Committees

      Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      Not applicable.

                                    PART III

Item 17. Financial Statements

      Not applicable.

Item 18. Financial Statements

      Reference is made to pages F-1 through F-120.

Item 19.  Exhibits

Index to Consolidated Financial Statements

   Independent Auditors' Reports:

    Report of Ernst & Young.....................................................   F-2
    Report of Deloitte & Touche.................................................   F-4
    Report of PricewaterhouseCoopers.............................................  F-6

Consolidated Financial Statements:
    Consolidated Balance Sheets at December 31, 2002 and 2003....................  F-8
    Consolidated Statements of Income for each of the three years in the
       Period ended December 31, 2003............................................  F-9
    Consolidated Statements of Cash Flows for each of the three years in the
       Period ended December 31, 2003............................................  F-10
    Notes to the Consolidated Financial Statements...............................  F-12
    Schedule 1 ..................................................................  F-117

Index to Exhibits

   Exhibit No.                                 Exhibit

       1.1 By-Laws of Quinenco S.A. (incorporated by reference from Quinenco S.A. Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001).

       9.1         List of Subsidiaries

      11.1         Code of Ethics

      12.1         Certification of Chief Executive Officer of Quinenco S.A.
                   pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      12.2         Certification of Chief Financial Officer of Quinenco S.A.
                   pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      13.1         Certification of Chief Executive Officer of Quinenco S.A.
                   pursuant to Section 906 of the
                   Sarbanes-Oxley Act of 2002.

      13.2         Certification of Chief Financial Officer of Quinenco S.A.
                   pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      14.1 Banco de Chile's Financial Statements at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 (incorporated by reference from Item 18 of the Banco de Chile 2003 Annual Report on Form 20-F, filed on June 25,
                   2004).

      14.2         Banco de Chile's Guide 3 Data (incorporated by reference from
                   Item 4 "Information on the Company - Selected Statistical Information" of the Banco de Chile 2003 Annual Report on Form 20-F, filed on June 25, 2004).

      14.3 Banco Edwards' Financial Statements at December 31, 2001 and for the years ended December 31, 2001 (incorporated by reference from Item 18 of the Banco Edwards 2001 Annual Report on Form 20-F, filed on June 28, 2002).

      14.4         Banco Edwards' Guide 3 Data (incorporated by reference from
                   Item 4 "Information on the Company - Selected Statistical Information" of the Banco Edwards 2001 Annual Report on Form 20-F, filed on June 28, 2002).

      14.5 CCU's Financial Statements at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 (incorporated by reference from Item 18 of the CCU 2003 Annual Report on Form 20-F, filed on June 25, 2004).

                                    SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            QUINENCO S.A.

                                            By: /s/ Luis Fernando Antunez
                                               ----------------------------

                                            Name: Luis Fernando Antunez
                                            Title: Authorized Representative

Dated: June 29, 2004

                         QUINENCO S.A. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 18. Financial Statements

                                                                                               Page
                                                                                               ----
Report of Independent Accountants:
      Report of Ernst & Young Limitada....................................................      F-2
      Report of PricewaterhouseCoopers ...................................................      F-4
      Report of Deloitte & Touche.........................................................      F-6

Consolidated Financial Statements:
      Consolidated Balance Sheets as of December 31, 2002 and 2003........................      F-8
      Consolidated Statements of Income for each of the three years in the
          period ended December 31, 2003..................................................      F-9
      Consolidated Statements of Cash Flows for each of the three years in the
          period ended December 31, 2003..................................................      F-10
      Notes to the Consolidated Financial Statements......................................      F-12

Schedule 1
      Condensed Financial Information of Quinenco S.A.....................................      F-117

      Ch$   - Chilean pesos

      ThCh$ - Thousands of Chilean pesos

      MCh$  - Millions of Chilean pesos

      US$   - United States dollars

      ThUS$ - Thousands of United States dollars

      UF    - The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month's inflation rate (Note 2b)

                         QUINENCO S.A. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Quinenco S.A. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Quinenco S.A. and subsidiaries (the "Company") as of December 31, 2002 and 2003 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement Schedule 1 - Condensed financial information. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule, based on our audits. We did not audit the consolidated financial statements of the subsidiary Madeco S.A. and subsidiaries, which statements reflect total assets of ThCh$ 381,933,599 and ThCh$ 353,675,790 as of December 31, 2002 and 2003, and total revenues of ThCh$ 344,856,439, ThCh$ 258,845,421 and ThCh$ 237,666,031 for the years then ended December 31, 2001, 2002 and 2003, respectively. In addition, we did not audit the consolidated financial statements of Compania Cervecerias Unidas S.A., an equity method investment which represented ThCh$ 134,870,306 and ThCh$ 85,875,591 of total assets as of December 31, 2002 and 2003, respectively, and accounted for ThCh$ 12,298,557, ThCh$ 6,865,059 and ThCh$ 16,661,847 of net income for the years then ended December 31, 2001, 2002 and 2003, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quinenco S.A. and subsidiaries as of December 31, 2002 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in Chile, which differ in certain respects from generally accepted accounting principles in the United States of America (see note 26, as restated, to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects, the information set forth therein.


ERNST & YOUNG LTDA.
Santiago, Chile March 15, 2004
(except for Notes 25 and 26 for which the date is June 25, 2004)

REPORT OF INDEPENDENT AUDITORS

      Santiago, January 29, 2004

      To the Board of Directors and Shareholders
      Compania Cervecerias Unidas S.A.

1 We have audited the accompanying consolidated balance sheets of Compania Cervecerias Unidas S.A. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2003, expressed in constant Chilean pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2 We conducted our audits of these statements in accordance with generally accepted auditing standards in both Chile and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3 As described in Note 1, the accompanying consolidated financial statements have been restated to reflect the effects of changes in the purchasing power of the Chilean peso on the Company's financial position and results of operations. Furthermore, the financial statements as of December 31, 2001 and 2002 and for the years then ended have been restated in terms of constant Chilean pesos of December 31, 2003 purchasing power.

4 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compania Cervecerias Unidas S.A. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

5 As discussed in Note 2 to the consolidated financial statements, the Company changed its method of valuing inventory as of January 1, 2002.

6 Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.


PRICEWATERHOUSECOOPERS
Santiago, Chile
January 29, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Madeco S.A.:

We have audited the consolidated balance sheets of Madeco S.A. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2003 all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Madeco S.A. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

As explained in note 2.b., the Board of Directors of the overseas subsidiary Metal Overseas S.A. decided to reserve the full amount of its interest in Optel Limitada.

As explained in note 12.b., during the last quarter of 2003, the indirect subsidiary Decker-Indelqui S.A. restarted production of copper pipes and metal casting at the Barracas and Llavallol plants, respectively.


DELOITTE & TOUCHE

Santiago, Chile
February 24, 2004, except for Note 36 as to which the date is June 24, 2004

                         QUINENCO S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

             Restated for general price-level changes and expressed in constant December 31, 2003 Chilean pesos (Ch$) and US dollars (US$)

                                                                                               As of December 31,
                                                                                -------------------------------------------------
                                                                                     2002              2003              2003
                                                                                -------------     -------------     -------------
                                                                      Note                                            (Note 2v)
Assets                                                                             ThCh$               ThCh$            ThUS$
Current assets
Cash ..........................................................                     5,087,910         6,365,082            10,719
Time deposits .................................................         4           6,797,366        42,342,928            71,308
Marketable securities .........................................         5           2,244,161         6,152,290            10,361
Accounts receivable, net ......................................         6          72,317,323        77,709,811           130,869
Notes and accounts receivable from related companies ..........        21           1,020,766         2,717,768             4,577
Inventories, net ..............................................         7          64,051,603        61,974,433           104,369
Other current assets, net .....................................         8         109,657,759        51,794,546            87,226
                                                                                -------------     -------------     -------------
        Total current assets ..................................                   261,176,888       249,056,858           419,429
                                                                                -------------     -------------     -------------

Property, plant and equipment , net ...........................         9         396,391,324       325,777,170           548,631
                                                                                -------------     -------------     -------------

Other assets
Long-term notes and accounts receivable from related
companies .....................................................        21           4,653,879         1,902,189             3,204
Investments in related and other companies ....................        10         498,093,052       468,877,733           789,622
Goodwill, net .................................................        11         344,969,807       313,926,862           528,674
Other non-current assets ......................................        12          33,185,462        31,819,543            53,586
                                                                                -------------     -------------     -------------
        Total other assets ....................................                   880,902,200       816,526,327         1,375,086
                                                                                -------------     -------------     -------------

        Total assets ..........................................                 1,538,470,412     1,391,360,355         2,343,146
                                                                                =============     =============     =============

Liabilities and Shareholders' Equity:
Current liabilities
Short-term bank loans .........................................        13         108,402,361        18,711,921            31,512
Current portion of long-term liabilities ......................        15         137,287,243        81,514,417           137,276
Accounts payable and supplier notes payable ...................                    37,250,082        26,236,034            44,183
Notes and accounts payable to related companies ...............        21             324,847           483,086               814
Accrued and other liabilities .................................        14          23,595,436        34,965,901            58,885
                                                                                -------------     -------------     -------------
        Total current liabilities .............................                   306,859,969       161,911,359           272,670
                                                                                -------------     -------------     -------------

Long-term liabilities
Long-term debt ................................................        15         305,514,572       342,122,043           576,157
Bonds payable .................................................        15         201,732,965       148,056,567           249,337
Notes and accounts payable to related companies ...............        21                  --            24,829                42
Accrued expenses ..............................................        14           7,436,201         8,864,349            14,928
                                                                                -------------     -------------     -------------
        Total long-term liabilities ...........................                   514,683,738       499,067,788           840,464
                                                                                -------------     -------------     -------------

Minority interest .............................................        22          80,106,745        96,359,027           162,275
                                                                                -------------     -------------     -------------

Commitments and contingencies .................................        19

Shareholders' Equity
Common stock 1,079,740,079 shares authorized, issued and
outstanding with no par value) ................................        17         459,291,711       459,291,711           773,479
Reserves ......................................................        17          41,832,090        13,760,250            23,173
Retained earnings .............................................        17         135,696,159       160,970,220           271,085
                                                                                -------------     -------------     -------------
        Total Shareholders' Equity ............................                   636,819,960       634,022,181         1,067,737
                                                                                -------------     -------------     -------------

        Total Liabilities and Shareholders' Equity ............                 1,538,470,412     1,391,360,355         2,343,146
                                                                                =============     =============     =============

The accompanying Notes form an integral part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

             Restated for general price-level changes and expressed in constant December 31, 2003 Chilean pesos (Ch$) and US dollars (US$)

                                                                                    Years ended December 31,
                                                                   ----------------------------------------------------------
                                                                       2001            2002           2003            2003
                                                                   ------------    ------------   ------------   ------------
                                                       Note                                                        (Note 2v)
                                                                       ThCh$           ThCh$          ThCh$          ThUS$
Operating Results:
Net sales ..........................................                493,141,082     400,261,681    357,379,426        601,852
Cost of sales ......................................               (391,781,342)   (319,100,849)  (285,027,378)      (480,006)
                                                                   ------------    ------------   ------------   ------------

   Gross margin ....................................                101,359,740      81,160,832     72,352,048        121,846
Administrative and selling expenses ................                (83,138,388)    (70,781,178)   (59,605,083)      (100,379)
                                                                   ------------    ------------   ------------   ------------

   Operating income ................................                 18,221,352      10,379,654     12,746,965         21,467
                                                                   ------------    ------------   ------------   ------------

Non-Operating Results:
Interest income ....................................                  8,259,179       5,401,212      2,928,419          4,932
Non-operating income ...............................     20         107,084,380      33,877,831    119,526,995        201,292
Interest expense ...................................                (61,387,338)    (51,234,423)   (35,192,376)       (59,267)
Non-operating expense ..............................     20         (72,596,926)    (86,544,758)   (66,438,808)      (111,888)
Price-level restatement (loss) gain, net ...........      3         (11,060,304)     (8,984,896)     2,876,318          4,844
                                                                   ------------    ------------   ------------   ------------

   Non-operating results ...........................                (29,701,009)   (107,485,034)    23,700,548         39,913
                                                                   ------------    ------------   ------------   ------------

(Loss) income before taxes .........................                (11,479,657)    (97,105,380)    36,447,513         61,380
   Income taxes ....................................     16           4,941,465         142,850     (2,568,762)        (4,326)
                                                                   ------------    ------------   ------------   ------------

   (Loss) income before minority interest ..........                 (6,538,192)    (96,962,530)    33,878,751         57,054
   Minority interest ...............................     22          22,672,603      20,727,517      3,816,095          6,427
                                                                   ------------    ------------   ------------   ------------

   Net income (loss) ...............................                 16,134,411     (76,235,013)    37,694,846         63,481
                                                                   ============    ============   ============   ============

The accompanying Notes form an integral part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2003 Chilean pesos (Ch$) and US dollars (US$)

                                                                                            Years ended December 31,
                                                                           --------------------------------------------------------
                                                                               2001            2002            2003          2003
                                                                           ------------    ------------    ------------    --------
                                                                                                                           (Note 2v)
                                                                               ThCh$           ThCh$           ThCh$         ThUS$
Cash Flow From Operating Activities:
Collection of accounts receivable ......................................    573,193,835     474,374,280     408,073,968     687,225
Financial income receivable ............................................     13,645,380      14,217,987       2,806,478       4,726
Dividends and other distributions received .............................     20,529,307      29,559,542      74,552,562     125,552
Other income received ..................................................      3,552,534       2,721,648       1,853,531       3,121
Payments to suppliers and personnel ....................................   (512,387,975)   (417,043,968)   (369,924,710)   (622,979)
Interest paid ..........................................................    (58,356,002)    (43,994,845)    (31,015,020)    (52,231)
Income taxes paid ......................................................     (3,967,358)     (2,012,059)     (1,500,556)     (2,527)
Other expenses .........................................................     (3,827,710)     (4,401,527)     (5,755,019)     (9,692)
Value added taxes (VAT) and other similar items paid ...................    (18,113,015)    (23,114,002)    (14,249,325)    (23,997)
                                                                           ------------    ------------    ------------    --------
     Net cash flow provided by operating activities ....................     14,268,996      30,307,056      64,841,909     109,198
                                                                           ------------    ------------    ------------    --------

Cash Flow From Investing Activities:
Proceeds from sales of permanent investments ...........................    147,509,859         605,447          72,749         123
Proceeds from other investments ........................................     17,315,002           1,597      20,330,061      34,237
Proceeds from sales of property, plant and equipment ...................      1,588,354       2,799,266      15,758,449      26,538
Additions to property, plant and equipment .............................    (31,747,374)    (22,800,364)    (12,075,492)    (20,336)
Interest capitalized paid ..............................................       (658,782)       (313,182)        (77,363)       (130)
Investments in other companies .........................................   (163,857,307)       (611,060)       (191,179)       (322)
Investments in financial instruments ...................................     (3,390,926)       (301,617)    (48,832,995)    (82,238)
Collection of loans from related companies .............................             --          37,710              --          --
Loans granted to related companies .....................................     (3,104,375)             --        (752,838)     (1,268)
Amount received from settlement payment ................................             --              --      36,035,025      60,685
Other investing activities (net) .......................................     (1,659,902)     21,468,426       1,694,348       2,854
                                                                           ------------    ------------    ------------    --------
     Net cash flow provided by (used in) investing activities ..........    (38,005,451)        886,223      11,960,765      20,143
                                                                           ------------    ------------    ------------    --------

Cash Flow From Financing Activities:
Borrowings from banks and others .......................................    256,797,530     141,993,747      42,733,118      71,966
Dividends paid .........................................................     (1,763,253)     (7,989,770)     (1,263,041)     (2,127)
Payments of loans ......................................................   (450,300,905)   (162,052,577)   (167,254,649)   (281,668)
Increase in bonds payable ..............................................    150,064,022              --              --          --
Decrease in bonds payable ..............................................     (8,092,237)    (17,443,404)    (32,346,147)    (54,473)
Capital increase in subsidiaries contributed by minority shareholders ..        752,971       1,100,598      44,811,975      75,466
Capital decrease .......................................................             --              --        (549,040)       (925)
Borrowings from related companies ......................................             --      47,853,010      14,134,221      23,803
Repayment of borrowings from related companies .........................     (1,097,816)     (1,930,216)       (338,327)       (570)
Other financing activities (net) .......................................     (7,506,207)      3,650,070         378,248         637
                                                                           ------------    ------------    ------------    --------
     Net cash flow (used in) provided by financing activities ..........    (61,145,895)      5,181,458     (99,693,642)   (167,891)
                                                                           ------------    ------------    ------------    --------
Net (decrease) increase in cash and cash equivalents ...................    (84,882,350)     36,374,737     (22,890,968)    (38,550)
                                                                           ------------    ------------    ------------    --------
Price-level restatement of cash and cash equivalents ...................       (965,228)      2,597,706     (14,818,431)    (24,955)
                                                                           ------------    ------------    ------------    --------
            Cash and cash equivalents at beginning of  year ............    140,893,179      55,045,601      94,018,044     158,333
                                                                           ------------    ------------    ------------    --------
            Cash and cash equivalents at end of year ...................     55,045,601      94,018,044      56,308,645      94,828
                                                                           ============    ============    ============    ========

Supplemental cash flow information:
Interest paid, net of amounts capitalized ..............................    (58,356,002)    (43,994,845)    (31,015,020)    (52,231)
Income taxes paid ......................................................     (3,967,358)     (2,012,059)     (1,500,556)     (2,527)

The accompanying Notes form an integral part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2003 Chilean pesos (Ch$) and US dollars (US$)

                                                                                             Years ended December 31,
                                                                              -----------------------------------------------------
                                                                                  2001           2002          2003          2003
                                                                              -----------    -----------    -----------    --------
                                                                                                                           (Note 2v)
                                                                                  ThCh$          ThCh$         ThCh$         ThUS$
Reconciliation of net income (loss) for the year to net cash provides by operating activities
Net income (loss) .........................................................    16,134,411    (76,235,013)    37,694,846      63,481
Adjustments to reconcile net income to net cash provided by operating activities that do not represent cash flows:
Depreciation ..............................................................    32,008,327     32,475,333     30,468,607      51,311
Amortization of goodwill, net .............................................    19,233,602     18,829,253     (3,428,475)     (5,774)
Minority interest .........................................................   (22,672,603)   (20,727,517)    (3,816,095)     (6,427)
Price-level restatement, net ..............................................    11,060,304      8,984,896     (2,876,318)     (4,844)
(Gains) losses on sales of property, plant and equipment ..................       (33,557)        17,088      2,927,230       4,930
Participation in earnings of investments under equity method ..............   (37,713,384)   (25,435,185)   (57,396,368)    (96,659)
Dividends received from equity investees ..................................    20,529,307     29,559,542     74,552,562     125,552
(Gains) losses on sales of investments and marketable securities ..........   (38,077,210)      (405,737)        68,446         115
Write-offs and provisions .................................................    10,086,130     12,870,040      8,878,070      14,951
Other .....................................................................    14,931,424     47,013,766     31,765,715      53,496
Decrease (increase)  in accounts and notes receivable .....................    20,813,844      4,102,443    (19,389,775)    (32,654)
Decrease in inventories ...................................................    10,888,657      7,860,425      1,604,573       2,702
(Increase) decrease in other assets .......................................   (35,042,724)    15,186,571    (55,437,550)    (93,361)
(Decrease) increase in accounts and notes payable .........................    (8,556,292)   (40,994,245)    14,223,499      23,953
Increase in other current liabilities .....................................       678,760     17,205,396      5,002,942       8,426
                                                                              -----------    -----------    -----------    --------
     Net cash flow provided by operating activities .......................    14,268,996     30,307,056     64,841,909     109,198
                                                                              -----------    -----------    -----------    --------

The accompanying Notes form an integral part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 1 - THE COMPANY

The Company is a diversified company engaged in the industrial and financial services sectors primarily in the Southern Cone countries of South America. The Company provides banking and other financial services, through its unconsolidated investment in Banco de Chile formed by the merger between Banco de Chile and Banco de A. Edwards ("Banco Edwards"); is involved in the production of bottles and distributes beer, wine, soft drinks and other beverages through an equity method investment in Compania Cervecerias Unidas S.A. ("CCU"); processes and distributes food through Empresas Lucchetti S.A. ("Lucchetti"); provides telecommunications services through its subsidiary Compania Nacional de Telefonos, Telefonica del Sur S.A. ("Telsur"); manufactures copper and aluminum products and consumer packaging products through its subsidiary Madeco S.A. ("Madeco"); is engaged in hotel services through its subsidiary Hoteles Carrera S.A. ("Hoteles Carrera"); and is involved in the development of residential real estate in Chile through its equity method investment in Habitaria S.A. ("Habitaria"). References herein to "Quinenco" or "The Parent Company" are to Quinenco S.A. and references herein to the "Company" are to Quinenco together with its consolidated subsidiaries and the companies in which Quinenco holds significant equity interests. Further details of the industries in which the Company operates are as a follows:

Financial Services. Banco de Chile, which provides financial services in Chile is an equity method investment of LQ Inversiones Financieras S.A. ("LQIF"), a consolidated subsidiary.

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

Quinenco acquired shares of Sociedad Matriz del Banco de Chile S.A. ("SM Chile") and Banco de Chile between October 18, 1999 and March 27, 2001 and as of December 31, 2001, 2002 and 2003 held voting interests of 52.66%, 52.16% and 52.16% in Banco de Chile, respectively. Hereafter, interest will refer to the voting interest held, unless otherwise specified. Banco de Chile, a Chilean private bank with branches in New York and Miami provides a range of services through its nationwide service network in Chile. SM Chile is the holding company that, before the merger of Banco de Chile and Banco Edwards on January 1, 2002, owned a direct interest of 28% in Banco de Chile and indirectly held an additional 63.64% through its wholly-owned subsidiary Sociedad Administradora de la Obligacion Subordinada SAOS S.A. ("SAOS").

In shareholders' meetings held on December 6, 2001 and December 18, 2001, in Banco de Chile and Banco Edwards respectively, it was agreed to merge the two banks. Pursuant to authorizations from the Chilean Superintendency of Banks ("SBIF") and a majority of the shareholders from both banks, Banco de Chile and Banco Edwards, merged operations effective January 1, 2002. As a consequence of the merger, Banco de Chile, the surviving entity and legal successor, absorbed Banco Edwards. Under the terms of exchange, Banco Edwards constituted 34% and Banco de Chile, 66% of the assets, liabilities and equity of the surviving entity.

As a result of the merger, the Company held a 51.35% interest in SM Chile and a further 20.22% interest in Banco de Chile.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

SM Chile, after the merger of Banco de Chile and Banco Edwards on January 1, 2002, owned a direct interest of 18.48% in Banco de Chile and indirectly held an additional 42% through its wholly-owned subsidiary SAOS.

As of December 31, 2002 and 2003, the Company, through its interests in Banco de Chile and SM Chile owns 52.16% of the voting rights and is entitled to 29.15% of the dividend rights in the merged bank.

Food and Beverage. CCU, an equity method investee, has beer production facilities in Chile and Argentina for the domestic markets in those countries, and it bottles and distributes its proprietary brands, PepsiCo and Cadbury Schweppes brand soft drinks and mineral water in Chile. CCU markets and distributes brand beer through both domestic and international licensing agreements. Additionally, CCU produces Budweiser in Argentina and distributes it within Argentina and to other countries in the Southern Cone. CCU also owns a majority interest in Vina San Pedro, Chile's third largest winery. Quinenco owns its interest in CCU through a 50% interest in Inversiones y Rentas S.A. ("IRSA"). IRSA is a joint venture formed in 1986 between Quinenco and the Schorghuber Group, German brewers of the Paulaner beer brand. On April 17, 2003, the Schorghuber Group announced that it had sold its interest in IRSA to Heineken NV ("Heineken"), the Dutch brewer. As a result Heineken has effectively become a 50% partner in IRSA, the entity that holds a 61.61% controlling interest in CCU.

Lucchetti, a consolidated subsidiary, produces pasta, edible oil and packaged soups for the Chilean market. In 2001, 2002 and 2003, Lucchetti carried out capital increases giving Quinenco an ownership interest in Lucchetti of 93.25%, 93.69% and 95.91% as of those dates, respectively.

Lucchetti had a presence in Peru since 1995 but in recent times had been faced with a political campaign against it due to the plant being located in an environmentally sensitive area in Chorrillos, Lima. This initially led to lower sales and then to the enforced closure of the plant by an order of the Municipality of Chorrillos in January 2003, for which Lucchetti is seeking damages under an existing treaty between Chile and Peru. See Note 19 Commitments and Contingencies.

Since that date, Lucchetti has been in the process of liquidating its assets in order to pay off its bank loans and amounts due to suppliers and personnel. In accordance with accounting principles generally accepted in Chile, the Company made a provision against the entire investment and for part of the accounts receivable of Lucchetti Peru S.A. ("Lucchetti Peru"), amounting to a total of ThCh$30,678,486 (historic pesos) as of December 31, 2002.

On March 31, 2004, Lucchetti disposed of its Chilean based operations to Corpora Tresmontes for ThCh$56,074,000 less financial debt generating a gain on sale of ThCh$1,276,000. The sale represented approximately 85% of Lucchetti's consolidated net assets. The sale did not include Lucchetti Peru, Lucchetti's 50% participation in the chocolate and cookie maker Calaf, two properties in Chile, deferred tax credits or settlement rights in Lucchetti's arbitration proceedings against the Peruvian Government.

Telecommunications. Telsur, a consolidated subsidiary held through VTR S.A. ("VTR") provides local telephone service in Regions VIII, IX, X and XI in the south of Chile.

Manufacturing Madeco, a consolidated subsidiary, is a Chilean-based manufacturer of copper and aluminum based cable and wire products and other copper and aluminum products used in the telecommunications, construction, mining, energy and general industrial products sectors. Madeco is also a manufacturer of packaging for consumer products. Until recently, Madeco has been engaged in the production of copper and aluminum wire and cable products and brass mills products in Argentina. As a

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

result of the economic and political crisis in Argentina, in December 2001 Madeco decided to temporarily close its Argentine subsidiary Decker-Indelqui. In Peru, Madeco owns Indeco, a wire and cable manufacturer.

In January 1997, Madeco expanded into Brazil by acquiring Ficap S.A. ("Ficap"), which is a manufacturer of copper and aluminum wire and cable products.

As of December 31, 2001, Quinenco held a 56.11% interest in Madeco. During 2002, Quinenco did not subscribe to a capital increase carried-out by Madeco, decreasing its ownership interest to 53.41%.

In 1999, Madeco's four business units were impacted by the deceleration of the Latin American economies and the Brazilian currency devaluation but thereafter it initiated a slow but continuous recovery, until the end of 2001 when there was a decline in telecom cable demand and there was a collapse in the Argentine economy.

Madeco's Board of Directors considered it necessary to initiate a long-term management plan oriented towards the industrial restructuring of Madeco. The main goal of the plan was to improve the use of resources and working capital as well as optimize the operating performance in the four units, in order to allow Madeco to compete under better terms in the new market conditions.

During 2002, Madeco focused its efforts on financial restructuring. On December 18, 2002, an amended contract was signed between Madeco and fourteen lenders. Madeco's bank loans of approximately US$120 million were restructured with an up-front payment of 30% of the total debt before the capital increase was due to take place and the remaining 70% of the debt was rescheduled to be paid over seven years, with a grace period of three years.

During 2003, Madeco completed a capital increase in several stages. Quinenco subscribed directly and indirectly to shares worth a total of ThCh$ 49,616,293 in March 2003, the minority shareholders did not participate at this point thereby Quinenco increased its ownership interest to 84.30% as of March 31, 2003. In June and August 2003, additional shares were issued and sold by Madeco in a public auction. Quinenco did not participate in either of these auctions and as a result decreased its ownership percentage to 55.22% as of December 31, 2003.

Real Estate and Hotel Administration. Hoteles Carrera operates four hotels in Chile. These are the Hotel El Araucano in Concepcion (135 guest rooms), which Hoteles Carrera owns and operates, the La Serena Club Resort in La Serena (95 guest rooms), the Carrera Club Hotel in Iquique (76 guest rooms) and the Carrera Club Hotel in Antofagasta (137 guest rooms), which Hoteles Carrera leases and operates.

On November 20, 2003, Hoteles Carrera sold its Santiago hotel and grounds for UF832,000 (Ch$14,125 million) to the Chilean Ministry of Foreign Affairs. Carrera recognized a loss on the sale of Ch$4,713 million.

As of December 31, 2001, 2002 and 2003, Quinenco held an 89.95%, 89.95% and 89.96% interest in Hoteles Carrera, respectively.

Quinenco owns a 50% equity method interest in Habitaria, a developer of residential real estate for Chilean families in the middle-income and upper-middle income segments. Habitaria is a joint venture between the Company and Ferrovial Inmobiliaria Chile Ltda., a subsidiary of the Spanish company Ferrovial S.A..

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)    Basis of consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile, and specific guidelines issued by the Superintendency of Securities and Insurance ("SVS"), (collectively referred to as "Chilean GAAP")

The consolidated financial statements of Quinenco and its subsidiaries as at December 31, 2002 and 2003 include the accounts of companies in which the Parent Company holds a direct or indirect ownership of more than 50%. However, they do not include the financial statements of Banco de Chile, SM Chile, and Banchile Seguros de Vida S.A. ("Banchile"), because banking and insurance operations are generally not consolidated with non-financial businesses in Chile, primarily due to the dissimilarity of both the nature of the operations and the related accounting policies. The SVS has authorized the Company not to consolidate the financial statements of Banco de Chile, SM Chile and Banchile.

SM Chile's wholly-owned subsidiary, SAOS has significant liabilities (the "subordinated debt obligation") with the Chilean Central Bank to the amount of UF54,598,617.53 (approximately ThCh$923,808,609) as of December 31, 2003. Under Chilean GAAP, as permitted by law, such liabilities are not included in SM Chile's financial statements. See note 11.

Lucchetti has not consolidated the subsidiary Lucchetti Peru as of December 31, 2003 and 2002 as a result of action taken by Peruvian government as detailed in
Note 19 d). This action resulted in the closure of the plant and the initiation of a process to liquidate its assets. This decision is based on the provisions of Technical Bulletin No.64 of the Chilean Association of Accountants ("BT64") and SVS Resolution No.01642 dated March 11, 2003, which authorized the non-consolidation of Lucchetti Peru.

The consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003 include the following subsidiaries:

                                                               At December 31,
                                                          -------------------------
                                                          2001      2002       2003
                                                          -----     -----     -----
                                                           %         %          %
Percentage of Direct and Indirect Ownership:
Lucchetti and subsidiaries .......................        93.25     93.69     95.91
Telsur and subsidiaries ..........................        73.56     73.56     73.56
Madeco and subsidiaries ..........................        56.11     53.41     55.22
Hoteles Carrera ..................................        89.95     89.95     89.96

All significant intercompany balances and transactions have been eliminated in consolidation, as well as any unrealized gains or losses arising from such transactions. The participation of non-controlling shareholders in subsidiaries has been given effect in the consolidated financial statements under the caption Minority Interest.

The preparation of financial statements in conformity with Chilean GAAP, along with the reconciliation to generally accepted accounting principles in the United States of America ("US GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

estimates. In addition, certain reclassifications have been made in the 2001 and 2002 amounts to conform to the 2003 presentation.

b)    Price-level restatement

The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Association of Statistics, which was 3.1%, 3.0% and 1.0% for the years ended November 30, 2001, 2002 and 2003, respectively. The index is based on the "prior month rule"; pursuant to which the inflation adjustments are based on the Consumer Price Index at the close of the month preceding the close of the respective period or of the transaction.

This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements for the years ended December 31, 2001 and 2002 and the amounts disclosed in the related footnotes have also been restated using the same index in terms of Chilean pesos of December 31, 2003 purchasing power.

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

Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the CPI. The adjustments to the closing value of UF-denominated assets and liabilities are included in the Price-level restatement account in the Consolidated Statement of Income. Each UF was equivalent to Ch$16,262.66 as of December 31, 2001, Ch$16,744.12 as of December 31, 2002, and Ch$16,920.00 as of December 31, 2003.

c)    Assets and liabilities in foreign currency

Balances in foreign currency included in the Consolidated Balance Sheets and detailed in Note 19 have been translated into Chilean pesos at the Observed Exchange Rates determined by the Central Bank of Chile in effect at each year end. The most relevant foreign currencies are US$ (historical rates of Ch$654.79 per US$1 as of December 31, 2001, Ch$718.61 per US$1 as of December 31, 2002 and Ch$593.80 per US$1 as of December 31, 2003), and Brazilian Reals ("BR$"), (historical rates of Ch$282.24 per BR$1 as of December 31, 2001, Ch$203.00 per BR$1 as of December 31, 2002 and Ch$205.47 per BR$1 as of December 31, 2003). The net adjustment of assets and liabilities denominated in foreign currency is also detailed in Note 3.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

d)    Cash and cash equivalents

The Company considers all short-term, highly liquid investment securities with remaining maturities of three months or less to be cash equivalents for the purposes of the Consolidated Statements of Cash Flows:

                                                                                          As of December 31,
                                                                              -----------------------------------------
                                                                                 2001            2002           2003
                                                                              ----------      ----------     ----------
                                                                                 ThCh$           ThCh$          ThCh$
Cash .............................................................             4,367,125       5,087,910      6,365,082
Time deposits that are cash equivalents ..........................            18,010,089       6,797,366     23,619,801
Money market funds (Note 5) ......................................               954,136       1,971,302      5,918,525
Securities purchased under agreements to resell
   (Note 8) ......................................................            31,714,251      80,161,466     20,405,237
         -                                                                    ----------      ----------     ----------
        Total ....................................................            55,045,601      94,018,044     56,308,645
                                                                              ==========      ==========     ==========

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

f)    Accounts receivable

Accounts receivables are shown net of the allowance for doubtful accounts. Allowances are recorded at the end of each period based on specific identification and those balances considered to be of doubtful recovery due to the age of the receivable.

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

h)    Other current assets

Other current assets correspond principally to recoverable income taxes, deferred income taxes, prepaid expenses, disposable assets held for sale, the fair value effect of derivative financial instruments and securities purchased under agreements to resell. These securities represent investments in promissory notes issued by the Central Bank of Chile and Treasury Bills, which were purchased at a discount under agreements to resell at a fixed price. They are valued at their present value calculated on the basis of the interest yield used to determine the price of each instrument on the date of acquisition.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

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

In accordance with instructions issued by the SVS, property, plant and equipment include the revaluation increment arising from the technical appraisals of certain assets, which were carried out in 1979 and 1986.

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

The estimated useful lives of the principal categories of property, plant and equipment are as follows:

                                                                          Years
                                                                        --------

Buildings and installations .............................                  60
Machinery and equipment .................................               10 to 20
Telephone plant and equipment ...........................               10 to 30
Other fixed assets ......................................               10 to 20

The revaluation from technical appraisals is being amortized over the remaining lives of the respective assets.

j)    Investments in related companies

Investments in related companies over which the Company has significant influence, are included under the caption Other assets and are recorded using the equity method. Accordingly, the Company's proportional share in the net income (or loss) of each investee is recognized in the non-operating income and expense classification in the Consolidated Statements of Income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

Investments in majority-owned companies in the development stage are also recorded using the equity method on the balance sheet, but the Company's share of the investee's results of operations during the development stage are taken to a reserve which forms part of Shareholders' equity.

Equity movements that do not affect the income of the related companies are shown proportionally as a charge or credit to the account Other reserves in Shareholders' equity.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

k)    Other investments

Other investments in which the Company has less than 10% of the voting stock of the investee, which are considered to be permanent are valued at the lower of cost plus price-level restatement or market value. They are shown under the caption Other assets. Dividends from such investments are recognized as income when received.

l)    Goodwill and negative goodwill

Under Chilean GAAP, goodwill arises from the excess of the purchase price of companies acquired over their net book value; negative goodwill arises when net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method. Both goodwill and negative goodwill are normally amortized over the maximum period of twenty years considering the expected period of return of the investments. Chilean GAAP also provides that goodwill and negative goodwill amortization may be accelerated if the proportional net income or net loss of the Investee Company exceeds the respective straight-line amortization amount. Beginning January 1, 2004, the Company will apply Technical Bulletin 72 of the Chilean Association of Accountants ("BT 72") that changes the basis for accounting for goodwill and negative goodwill. The Company has not applied the voluntary provision to adopt BT 72 as from January 1, 2003.

m)    Bonds payable

Bonds payable are included in liabilities at their par value plus accrued price-level restatement and interest. The discount that arises from the difference between par value and the proceeds less issuance costs actually received is included in Other assets and is amortized using the straight-line method.

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

p)    Deferred income tax

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos.60 and its related amendments issued by the Chilean Association of Accountants, and with Circular No.1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method.

Previously, deferred income taxes attributable to those temporary differences related to items that were treated differently for tax and accounting purposes were not recorded as they were considered to be

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

offsetting and temporary in nature and thus were not required to be recorded pursuant to Technical Bulletin No.41 of the Chilean Association of Accountants.

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

s)    Translation of foreign currency financial statements

In accordance with BT64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean operation and which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations are remeasured using the U.S. dollar as the functional currency and then translated into Chilean pesos at the year end exchange rate. Accordingly, the financial statements of the Company's subsidiaries in South America (principally Argentina, Brazil Peru) are prepared in accordance with Chilean GAAP, with the exception of price-level restatement, and are then remeasured into U.S. dollar as follows:

o Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

o All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

o Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

o Any exchange differences are included in the results of operations for the period.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

Banco de Chile's branches in the United States of America use the U.S. dollar as the measurement currency as they are not considered an extension of their parent company and function in a country with a stable currency.

On the Parent Company's books, price-level restatements based on Chilean inflation are applied to the beginning balance of the investment account and then the participation in the net income of the subsidiary (determined as described above) is recorded. The Parent Company then compares this value to its participation in the equity of the investee as remeasured into U.S. dollars, or in the case of Banco de Chile's branches which were already in U.S. dollars and translated into Chilean pesos at the prevailing rate as of the balance sheet date. The difference is recorded as an adjustment to the investment account with a corresponding adjustment to the cumulative translation account in Shareholders' equity.

In addition, as permitted by BT64, the Company records the effect of foreign exchange adjustments arising from financial instruments that hedge the exposure of foreign investments, Accordingly, the excess of exchange losses over related price-level restatements is also charged to the Cumulative translation account.

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

u)    Accumulated deficit during development period

In accordance with Circular No.981 of the SVS, disbursements made during the organization and start-up stage that are not assignable to tangible or intangible assets are included in Shareholders' equity in the Balance Sheets under the caption Accumulated Deficit During Development Period (see also Note 2 j)).

v)    Basis of translation to U.S. dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying Consolidated Financial Statements (except the footnotes) as of and for the year ended December 31, 2003 are presented solely for the convenience of the reader at the December 31, 2003 exchange rate of Ch$593.80 per US$1. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at such rate or any other rate. All other U.S. dollar amounts included in the footnotes represent the actual dollars at the date of the transaction.

w)    Financial derivative instruments

The Company maintains forward foreign exchange contracts and foreign exchange swap contracts to cover the risks of fluctuation in exchange rates between the Chilean peso, U.S. dollar and Brazilian real. The Company enters into forward foreign exchange contracts to mitigate the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers and the purchase of supplies and raw materials and also to cover U.S. dollar

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

denominated debt. The Company also utilizes interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio.

These derivative instruments are recorded in the balance sheet at fair value as other assets or liabilities, with a credit or charge to income, respectively.

NOTE 3 - PRICE-LEVEL RESTATEMENT

The application of price-level restatement as described in Note 2 b) resulted in net (charges)/credits to income, the effect of which is summarized as follows:

                                                                                     Credit (charge) Year ended December 31,
                                                                              -------------------------------------------------
                                                                                  2001               2002              2003
                                                                              ------------       ------------      ------------
                                                                                  ThCh$              ThCh$             ThCh$
Property, plant and equipment, net ..................................            8,716,302          8,098,023         2,677,055
Inventories .........................................................           (2,862,369)         2,154,807         2,316,612
Other current assets ................................................            1,099,357            445,991           182,095
Other assets ........................................................           31,174,542         30,043,249         9,806,818
Other non-monetary liabilities ......................................           (6,266,154)        (3,136,451)       (1,203,860)
Shareholders' Equity, net ...........................................          (20,543,320)       (20,349,191)       (6,305,149)
Income and expense accounts in terms of period-end
  constant Chilean pesos ............................................              (98,575)           847,046          (537,092)
Net adjustment of assets and liabilities indexed in UFs .............          (15,154,666)       (13,030,136)       (5,044,544)
                                                                              ------------       ------------      ------------
     Subtotal .......................................................           (3,934,883)         5,073,338         1,891,935
Net adjustment of assets and liabilities denominated in
  foreign currency ..................................................           (7,125,421)       (14,058,234)          984,383
                                                                              ============       ============      ============
     Price-level restatement, net ...................................          (11,060,304)        (8,984,896)        2,876,318
                                                                              ============       ============      ============

NOTE 4 - TIME DEPOSITS

Time deposits are summarized as follows:

                                                                                                        At December 31,
                                                                                                 ----------------------------
                                                                                                     2002             2003
                                                                                                 -----------      -----------
                                                                                                     ThCh$            ThCh$
Time deposits in UF .................................................                              2,427,590       22,444,102
Time deposits in Chilean pesos ......................................                                134,730        6,709,780
Time deposits in U.S. dollars .......................................                              2,399,510       13,130,684
Time deposits in other foreign currencies ...........................                              1,835,536           58,362
                                                                                                 -----------      -----------
        Total .......................................................                              6,797,366       42,342,928
                                                                                                 ===========      ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 5 - MARKETABLE SECURITIES

Marketable securities are summarized as follows:

                                                                                       At December 31,
                                                                              --------------------------------
                                                                                 2002                  2003
                                                                              -----------          -----------
                                                                                 ThCh$                 ThCh$
Marketable equity securities .......................................              256,769              232,340
Money market funds .................................................            1,971,302            5,918,525
Other ..............................................................               16,090                1,425
                                                                              -----------          -----------
        Total marketable securities ................................            2,244,161            6,152,290
                                                                              ===========          ===========

NOTE 6 - ACCOUNTS RECEIVABLE

a)    Accounts receivable are summarized as follows:

                                                                                       At December 31,
                                                                              --------------------------------
                                                                                 2002                  2003
                                                                              -----------          -----------
                                                                                 ThCh$                 ThCh$
Trade accounts receivable ..........................................           69,575,190           75,887,446
Notes receivable ...................................................           12,795,834           11,276,001
Other accounts receivable ..........................................            4,428,563            5,084,832
Allowance for doubtful accounts ....................................          (14,482,264)         (14,538,468)
                                                                              -----------          -----------
        Total ......................................................           72,317,323           77,709,811
                                                                              ===========          ===========

b) Changes in the allowance for doubtful accounts for the years ended December 31, 2001, 2002 and 2003 are as follows:

                                                                                            At December 31,
                                                                             ----------------------------------------------
                                                                                2001               2002             2003
                                                                             -----------       -----------      -----------
                                                                                ThCh$              ThCh$            ThCh$
Balance at beginning of year .......................................          16,018,278        14,886,170       14,482,264
Price-level restatements ...........................................            (461,192)         (399,809)        (143,388)
Effect of devaluation of foreign currencies ........................                  --        (3,028,390)        (216,708)
Effect of non-consolidation of the subsidiary Lucchetti Peru .......                  --        (1,159,412)              --
Charged to expenses ................................................           5,975,661         7,401,360        2,931,499
Write-offs .........................................................          (6,646,577)       (3,217,655)      (2,515,199)
                                                                             -----------       -----------      -----------
       Balance at end of year ......................................          14,886,170        14,482,264       14,538,468
                                                                             ===========       ===========      ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 7 - INVENTORIES

a)    Inventories are summarized as follows:

                                                                                            At December 31,
                                                                                  ----------------------------------
                                                                                      2002                  2003
                                                                                  ------------          ------------
                                                                                      ThCh$                 ThCh$
Raw materials ..........................................................            18,926,749            19,754,557
Finished goods .........................................................            19,680,808            18,541,898
Work-in-process ........................................................             9,870,410            10,736,309
Supplies ...............................................................             7,905,897             6,831,786
Other ..................................................................             7,667,739             6,109,883
                                                                                  ------------          ------------
        Inventories, net ...............................................            64,051,603            61,974,433
                                                                                  ============          ============

Inventories are presented net of the allowance for obsolescence (ThCh$3,172,701, ThCh$4,613,333 and ThCh$4,158,291 in 2001, 2002 and 2003, respectively).

b) Changes in the allowance for obsolescence for the year ended December 31, 2001, 2002 and 2003 are as follows:

                                                                                             At December 31,
                                                                              -----------------------------------------------
                                                                                 2001               2002              2003
                                                                              -----------       -----------       -----------
                                                                                 ThCh$              ThCh$             ThCh$
Balance at beginning of year ...........................................        2,990,281         3,172,701         4,613,333
Price level restatements ...............................................          (87,034)          (89,403)          (45,678)
Foreign exchange rate differences ......................................           48,085          (433,576)          (82,538)
Effect of de-consolidation of the subsidiary Lucchetti Peru ............               --          (103,202)               --
Reversal of allowance Madeco-Decker ....................................               --                --        (1,026,745)
Transfer to long term other assets .....................................          229,088          (148,759)               --
Transfer from long term other assets ...................................               --                --           402,958
Charged to expenses ....................................................          688,384         2,507,412           787,153
Write-offs .............................................................         (696,103)         (291,840)         (490,192)
                                                                              -----------       -----------       -----------
       Balance at end of year ..........................................        3,172,701         4,613,333         4,158,291
                                                                              ===========       ===========       ===========

NOTE 8 - OTHER CURRENT ASSETS

Other current assets are summarized as follows:

                                                                                            At December 31,
                                                                                  ----------------------------------
                                                                                      2002                  2003
                                                                                  ------------          ------------
                                                                                      ThCh$                 ThCh$
Securities purchased under agreements to resell ........................            80,161,466            29,508,600
Recoverable income taxes, net (see Note 16 a)) .........................             6,671,584             5,413,868
Prepaid expenses .......................................................             2,529,527             2,577,899
Deferred income taxes, net (see Note 16 b)) ............................             2,425,144             2,238,596
Property, plant and equipment held for sale, net .......................            10,617,572             6,768,020
Derivative financial instruments .......................................             2,567,513                 6,256
Dividends receivable ...................................................             2,172,481             3,196,235
Other ..................................................................             2,512,472             2,085,072
                                                                                  ------------          ------------
        Total ..........................................................           109,657,759            51,794,546
                                                                                  ============          ============

Property, plant and equipment held for sale are shown net of allowances to reflect those assets at their net realizable values. Such allowances amounted to ThCh$9,409,229 in 2002 and ThCh$6,885,402 in 2003.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

                                                                                                  At December 31,
                                                                                        ----------------------------------
                                                                                            2002                  2003
                                                                                        ------------          ------------
                                                                                            ThCh$                 ThCh$
Land ...............................................................                      23,824,848            21,919,385
                                                                                        ------------          ------------

Buildings and infrastructure .......................................                     190,726,229           175,753,474
Accumulated depreciation ...........................................                     (55,364,068)          (58,272,691)
                                                                                        ------------          ------------
        Subtotal buildings and infrastructure, net .................                     135,362,161           117,480,783
                                                                                        ------------          ------------

Machinery and equipment ............................................                     407,439,349           362,762,179
Accumulated depreciation ...........................................                    (226,590,077)         (215,487,020)
                                                                                        ------------          ------------
        Subtotal machinery and equipment, net ......................                     180,849,272           147,275,159
                                                                                        ------------          ------------

Other property, plant and equipment:
Leased assets ......................................................                      15,325,207            18,098,244
Construction in progress ...........................................                       8,352,378             3,039,893
Furniture and fixtures .............................................                       9,794,684             8,950,975
Office equipment ...................................................                       4,369,608             3,800,998
Tools and others ...................................................                       2,629,017             2,237,074
Computer software ..................................................                       5,269,403             6,727,036
Computers ..........................................................                       1,113,143             1,126,456
Materials and replacement parts ....................................                       1,501,136             1,797,865
Other property, plant and equipment ................................                       7,333,877             5,160,845
Accumulated depreciation ...........................................                     (20,654,433)          (21,377,538)
                                                                                        ------------          ------------
        Subtotal other property, plant and equipment, net ..........                      35,034,020            29,561,848
                                                                                        ------------          ------------

Revaluation from technical appraisals:
Land ...............................................................                       6,086,488             4,499,135
Buildings and infrastructure .......................................                      18,061,506             8,478,064
Machinery and equipment ............................................                       2,089,249             2,080,490
Accumulated depreciation ...........................................                      (4,916,220)           (5,517,694)
                                                                                        ------------          ------------
        Subtotal revaluation from technical appraisals, net ........                      21,321,023             9,539,995
                                                                                        ------------          ------------
               Total property, plant and equipment, net ............                     396,391,324           325,777,170
                                                                                        ============          ============

Depreciation expense for the years ended December 31 are summarized as follows:

                                                                                            Years ended December 31,
                                                                                   ----------------------------------------
                                                                                      2001           2002           2003
                                                                                   ----------     ----------     ----------
                                                                                      ThCh$          ThCh$          ThCh$
Operating expenses .................................................               28,685,131     26,003,517     24,993,984
Administration and sales expenses ..................................                3,323,196      3,446,653      3,673,932
Non-operating expenses .............................................                       --      3,025,163      1,800,691
                                                                                   ----------     ----------     ----------
Total ..............................................................               32,008,327     32,475,333     30,468,607
                                                                                   ==========     ==========     ==========

Depreciation expense included depreciation of the revaluation from technical appraisals of ThCh$469,825, ThCh$492,336 and ThCh$504,500 in 2001, 2002, and
2003, respectively.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

During the month of January 2002, the production activities of the Quilmes, Barracas, San Luis and Llavallol properties of Madeco's subsidiary Decker Indelqui S.A. were suspended. Property, plant and equipment involved in the temporary shutdown had a net carrying value of approximately ThCh$25,935,400 (historic pesos).

In light of the economic situation in Argentina, Madeco wrote-down fixed assets and certain other long-term assets in the amount of ThCh$12,834,224 (historic pesos) and ThCh$4,694,239 (historic pesos) in 2001 and 2002, respectively. The charge was included in Other non-operating expenses (see Note 20).

During the last quarter of 2003, as a consequence of the good performance of copper pipe exports from Chile and the increase in Argentinean demand for such products, Madeco's indirect subsidiary Decker-Indelqui S.A. restarted its industrial activities with the production of copper pipes and metal casting at the plants of Barracas and Llavallol, respectively. This reopening resulted in an increase in personnel of approximately 50 persons, which include workers and administrators, aimed at production once normal operation level has been reached.

The revaluation from technical appraisals is being amortized over the remaining lives of the respective assets.

Financing costs capitalized during construction periods amounted to ThCh$658,782 and ThCh$313,182 during 2001 and 2002, respectively. No financing costs were capitalized during 2003.

NOTE 10 - INVESTMENTS

The carrying value of investments in related companies and other investments are a follows:

                                                                         Percentage owned              At December 31,
                                                                      ---------------------------------------------------------
                                                                         2002         2003           2002              2003
                                                                      ----------   --------------------------      ------------
                                                                          %            %             ThCh$             ThCh$
Related Companies
IRSA (1) ...................................................             50.00        50.00       134,854,254        86,057,019
Banco de Chile (2) .........................................             20.22        20.22       126,233,586       140,688,448
SM Chile series "A","B","D" and "E" (2) ....................             51.35        51.35       182,486,499       187,404,176
Entel S.A. ("Entel") (3) ...................................              5.69         5.69        31,316,100        33,221,487
Habitaria (4) ..............................................             50.00        50.00         8,782,482         8,446,266
Lucchetti Peru (5) .........................................            100.00       100.00                --                --
Other ......................................................           Various      Various        14,198,019        12,969,881
                                                                                                 ------------      ------------
        Subtotal ...........................................                                      497,870,940       468,787,277
Other investments ..........................................                                          222,112            90,456
                                                                                                 ------------      ------------
        Total ..............................................                                      498,093,052       468,877,733
                                                                                                 ============      ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

Proportional share of net income (losses) of equity method investment are as follows:

                                                                                    Year ended December 31,
                                                                        --------------------------------------------
Company                                                                    2001             2002             2003
-------                                                                 -----------     -----------      -----------
                                                                           ThCh$            ThCh$            ThCh$
Proportional share of net income
   IRSA (1) ................................................             12,240,173       6,819,413       15,992,425
   Banco Edwards (2) .......................................              5,378,652              --               --
   Banco de Chile (2) ......................................              3,859,618      10,746,963       26,397,287
   SM Chile series "A","B","D" and "E" (2) .................             12,293,061       4,831,011       11,649,426
   Entel (3) ...............................................              3,205,475       2,360,868        3,413,981
   Habitaria (4) ...........................................                217,063         453,370               --
   Other ...................................................                660,565         721,743          541,688
                                                                        -----------     -----------      -----------
        Subtotal ...........................................             37,854,607      25,933,368       57,994,807
                                                                        -----------     -----------      -----------
Proportional share of net loss
   Habitaria (4) ...........................................                     --              --         (336,216)
   Other ...................................................               (141,223)       (498,183)        (262,223)
                                                                        -----------     -----------      -----------
        Subtotal ...........................................               (141,223)       (498,183)        (598,439)
                                                                        -----------     -----------      -----------
               Total .......................................             37,713,384      25,435,185       57,396,368
                                                                        ===========     ===========      ===========

(1) IRSA is a joint venture holding company through which the Company's ownership interests in CCU is held.

(2)   Financial Services investment

SM Chile and Banco de Chile

As indicated in Note 1, between October 18, 1999 and December 30, 1999, Quinenco acquired an 8.47% voting interest in Banco de Chile through the purchase of shares of Banco de Chile and its holding company SM Chile. Until December 31, 2001, prior to the merger of Banco de Chile and Banco Edwards on January 1, 2002, SM Chile directly owned 28% of Banco de Chile and indirectly held an additional 63.64% through its wholly owned subsidiary, SAOS.

(2)   Financial Services investment (continued)

Through a public tender offer which was completed on March 6, 2001, the Company acquired 28.4 million; 550.0 million; 21.5 million and 29.2 million series A, B, D and E shares of SM Chile, respectively, for a total price of ThCh$36,212,201 (historical). This investment was further increased by Quinenco on March 27, 2001 through the acquisitions from Empresas Penta and other companies of 1,466.8 million shares of Banco de Chile and 79.5 million, 4,144.1 million, 90.7 million and 18.6 million series A, B, D and E shares of SM Chile respectively for a total price of ThCh$304,127,162 (historical). The purchases during 2001 generated goodwill of ThCh$220,679,155 (historical). As of December 31, 2001, the Company held a 51.35% interest in SM Chile and a further 4.27% interest in Banco de Chile. As a result, Quinenco exercises control over Banco de Chile.

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

Banco Edwards

Between September 2, 1999 and October 26, 1999, Quinenco acquired a 51.17% controlling interest in Banco Edwards through a Purchase and Sale Agreement negotiated with Banco Edwards' controlling shareholder group, subsequent purchases on the open market, and a private transaction. These purchases totaling ThCh$167,859,780 (historic pesos) generated goodwill of ThCh$86,478,915 (historical).

On December 9, 1999, Banco Edwards issued 1,591,836,735 new shares, through a rights offering. As a result of the offering, the Company acquired 814,635,802 shares for a total of ThCh$40,758,537 (historic pesos), thus maintaining its holding of 51.17%. In addition, the Company subscribed for an additional 414,018,557 shares and transferred them to J. Ergas Inversiones y Rentas Ltda. for a price of UF1,238,290 pursuant to a three-year interest bearing note.

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

SM Chile, after the merger of Banco de Chile and Banco Edwards on January 1, 2002, owned a direct interest of 18.48% in Banco de Chile and indirectly held an additional 42.0% through its wholly-owned subsidiary SAOS.

(2)   Financial Services investment (continued)

As of December 31, 2002 and 2003, the Company owns 52.16% of the voting rights and is entitled to 29.15% of the dividend rights in the merged bank.

The voting rights and the economic interest in Banco de Chile held by Quinenco, directly and indirectly are summarized as follows:

                                         2001         2002 (1)        2003 (1)
                                          %               %               %

Voting Rights                           52.66           52.16           52.16
Economic Interest (2)                   17.80           29.16           29.16

(1)   The interests held in 2003 and 2002 are of the merged bank

(2) Economic interest is the Company's share in the earnings or losses of the subsidiary through dividends, which is not always equal to the Company's voting interest.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

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

Subsequent to the 1982-1983 economic crisis, most major Chilean banks sold certain of their nonperforming loans to the Central Bank at face value on terms that included a repurchase obligation by the banks. This repurchase obligation was later exchanged for subordinated debt of the banks issued in favor of the Central Bank. Pursuant to Law 18,818 of 1989, the banks were permitted to repurchase the portfolio of non-performing loans previously sold to the Central Bank for a price equal to the economic value of such loans, provided that the bank assumed a subordinated obligation equal to the difference between the face value of the loans and the economic value paid.

The modification of the subordinated debt set forth in Law No.18,818 on November 10, 1989, suspended the dividend rights of the Series A shares of SM Chile (SM Chile is the predecessor entity of Banco de Chile, and was formerly known as Banco de Chile at the time of the banking crisis) for the period of time during which the subordinated debt with the Chilean Central Bank has not been extinguished.

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

(2) Financial Services investment (continued)

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

The dividends received in 2003, relate to income earned during 2002 and are therefore based on the participation of the Company in Banco de Chile's total dividends equal to 29,15%.

(3) Entel

During 1999, Quinenco acquired a 14.31% interest in Entel through an agreement with Samsung Chile Holding Ltda. and open market purchases. During 2000 and 2001, Quinenco sold 2,000,000 and 18,920,948 shares of Entel (equivalent to a 0.63% interest and 7.99%), respectively, generating non-operating income of ThCh$7,912,017 in 2000 and ThCh$51,566,629 in 2001, (see Note 20). The Company
accounts for this investment under the equity method as it exerts significant influence through Board of Director representation.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(4) Habitaria

On April 26, 2001, the Company participated in the proportional capital increase of the related company Habitaria, purchasing 2,090,300 shares in the amount of ThCh$950,648 (historical), maintaining its participation of 50% of Habitaria's capital.

(5) Lucchetti Peru

Lucchetti has not consolidated the subsidiary Lucchetti Peru as of December 31, 2003 and 2002 as a result of action taken by Peruvian government as detailed in
Note 19 d). This action resulted in the closure of the plant and the start of a process to liquidate its assets. This decision is based on the provisions of BT64 and Resolution No.01642 of the SVS dated March 11, 2003, which authorized the non-consolidation of Lucchetti Peru. The Company has therefore used the equity method to account for this investment and based on the analysis that the Company has carried out, has recorded a provision for the full amount of the investment, leaving a balance of Ch$1. The Company's participation in the net loss incurred during the year-ended December 31, 2003 and 2002 and the charge for impairment are included in non-operating expenses.

NOTE 11 - GOODWILL

Goodwill and negative goodwill are summarized as follows:

                                                                               At December 31,
                                                                    ----------------------------------
                                                                        2002                  2003
                                                                    -------------        -------------
                                                                        ThCh$                 ThCh$
Goodwill ............................................                 353,856,947          327,283,651
Negative goodwill ...................................                  (8,887,140)         (13,356,789)
                                                                    -------------        -------------
        Total .......................................                 344,969,807          313,926,862
                                                                    =============        =============

Goodwill (net) at December 31 of each year arose from the purchase of the following investments:

                                                                               At December 31,
                                                                    ----------------------------------
Company                                                                 2002                  2003
                                                                    -------------        -------------
                                                                        ThCh$                 ThCh$
Banco de Chile and SM Chile Series B, D and E .......                 242,366,428          228,956,022
Banco Edwards .......................................                  72,789,959           68,422,561
Madeco and subsidiaries .............................                  38,159,828           28,963,708
Entel ...............................................                      31,738               30,089
Others ..............................................                     508,994              911,271
                                                                    -------------        -------------
        Total .......................................                 353,856,947          327,283,651
                                                                    =============        =============

The amortization of goodwill is included in non-operating expense each year (ThCh$28,512,937 in 2001, ThCh$20,737,172 in 2002 and ThCh$20,094,838 in 2003).

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

Negative goodwill (net) at December 31 of each year arose from the purchase of the following investments:

                                                                                 At December 31,
                                                                        -------------------------------
Company                                                                     2002               2003
                                                                        ------------       ------------
                                                                            ThCh$              ThCh$
Banco de Chile y SM Chile Series A ...............................           462,449            441,626
VTR and subsidiaries .............................................         4,396,518          3,622,871
Madeco and subsidiaries ..........................................            55,969          5,525,470
Entel ............................................................         2,455,843          2,349,664
Agricola El Penon S.A ............................................           986,497            916,697
Other ............................................................           529,864            500,461
                                                                        ------------       ------------
        Total ....................................................         8,887,140         13,356,789
                                                                        ============       ============

The amortization of negative goodwill is included in non-operating income in each year (ThCh$9,279,335 in 2001, ThCh$1,907,919 in 2002 and ThCh$23,523,313 in
2003).

NOTE 12 - OTHER NON-CURRENT ASSETS

Other non-current assets are summarized as follows:

                                                                               At December 31,
                                                                        -------------------------------
                                                                            2002               2003
                                                                        ------------       ------------
                                                                            ThCh$              ThCh$
Long-term notes and account receivable ...........................         2,418,290          2,165,710
Recoverable tax incentives in Argentina ..........................         1,400,534          1,030,239
Recoverable VAT in Lucchetti Peru and VTR ........................           273,170            273,136
Intangibles, net .................................................           922,063            927,058
Bond issuance costs ..............................................         8,311,039          6,875,948
Legal deposits in guarantee ......................................           342,693            284,171
Fixed assets held-for-sale .......................................         3,168,252          5,980,106
Recoverable VAT in Argentina .....................................           263,730            181,901
Deferred income taxes, net (see Note 16 b)) ......................        14,500,604         13,646,144
Slow moving inventories, net .....................................           299,198            142,520
Other ............................................................         1,285,889            312,610
                                                                        ------------       ------------
        Total other non-current assets ...........................        33,185,462         31,819,543
                                                                        ============       ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 13 - SHORT-TERM BANK LOANS

Short-term bank loans are summarized as follows:

                                                                                     At December 31,
                                                                              -----------------------------
                                                                                  2002             2003
                                                                              ------------     ------------
                                                                                  ThCh$            ThCh$
Payable In:
United States dollars .................................................         64,668,793        5,685,944
Other foreign currencies ..............................................          1,947,159        5,629,813
Inflation-linked units (UFs) ..........................................          8,366,227          129,193
Chilean pesos (not indexed) ...........................................         33,420,182        7,266,971
                                                                              ------------     ------------
        Total short-term bank loans ...................................        108,402,361       18,711,921
                                                                              ============     ============

                                                                                     At December 31,
                                                                              -----------------------------
                                                                                  2002             2003
                                                                              ------------     ------------
                                                                                   %                 %
Year-end weighted average interest rates:
Loans in United States dollars ........................................               4.95             4.59
Loans in Euros ........................................................               4.20               --
Other foreign currencies ..............................................              32.82            22.50
Loans in inflation-linked units (UFs) .................................               5.86             2.40
Loans in Chilean pesos (not inflation indexed) ........................               5.73             5.73

NOTE 14 - ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities are summarized as follows:

a)    Current liabilities

                                                                                     At December 31,
                                                                              -----------------------------
                                                                                  2002             2003
                                                                              ------------     ------------
                                                                                  ThCh$            ThCh$
Withholdings ..........................................................          3,552,357        2,697,989
Accrued employee vacation expenses ....................................          2,634,706        2,666,334
Purchase price accruals ...............................................          1,864,597               --
Unearned revenues .....................................................            863,948        1,673,852
Restructuring expenses ................................................          1,120,159        1,013,561
Provision for anticipated losses on construction contracts ............            259,010          200,135
Staff severance indemnities (1) .......................................          1,199,368        1,809,495
Remuneration and consulting services ..................................          3,063,592        2,334,274
Project expenses and suppliers ........................................          2,378,143        2,465,619
Dividends payable .....................................................            574,545       12,447,400
Advertising, promotions and corporate image ...........................            138,390          172,312
Employee benefits .....................................................            348,189          582,163
Property, municipal and other taxes ...................................            918,095          158,214
Import and export costs ...............................................             71,501          153,261
Telephone access charges ..............................................          1,048,285          580,895
Effect of carrying derivative financial instruments at fair value .....             23,916        1,604,310
Provisions for pending lawsuits .......................................            452,352          412,849
Bank fees payable .....................................................            368,650               --
Liquidation of Optel Ltda. (Brazil) (2) ...............................                 --        1,882,564
Other .................................................................          2,715,633        2,110,674
                                                                              ------------     ------------
        Total accrued expenses and other liabilities ..................         23,595,436       34,965,901
                                                                              ============     ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

b)    Long-term liabilities

                                                                                             At December 31,
                                                                                   -----------------------------------
                                                                                       2002                  2003
                                                                                   -------------         -------------
                                                                                       ThCh$                 ThCh$
Provisions for contingencies (Note 19) ......................................          1,908,133             4,128,635
Employee severance indemnities (1) ..........................................          2,177,984             1,415,194
Provisions for pending lawsuits .............................................          2,983,378             2,678,224
Effect of carrying derivative financial instruments at fair value ...........            265,848                    --
Other .......................................................................            100,858               642,296
                                                                                   -------------         -------------
        Total accrued expenses ..............................................          7,436,201             8,864,349
                                                                                   =============         =============

(1) Hoteles Carrera, Madeco and Lucchetti have entered into collective bargaining agreements with their employees, under which each employee is entitled to approximately one month's remuneration for each year of service, payable upon termination of employment. These subsidiaries account for their obligation to pay these vested indemnities using a present value method applying real discount rates between 6% and 7% in 2002 and 2003, except for Hoteles Carrera which has accounted for its obligation using the current value method in accordance with Technical Bulletin No.8 of the Chilean Association of Accountants.

(2) At December 31, 2003 the subsidiary Madeco made a provision against its 50% participation in Optel Ltda. and accrued for certain other legal expenses for a total of ThCh$4,9l7,485 as a result of the unfavorable decision in the arbitration proceedings against Corning International Corporation, owner of the other 50% (See Note 19 f)).

NOTE 15 - LONG-TERM DEBT AND BONDS PAYABLE

a)    Long-term debt

Long-term debt is summarized as follows:

                                                                                             At December 31,
                                                                                   -----------------------------------
                                                                                       2002                  2003
                                                                                   -------------         -------------
                                                                                       ThCh$                 ThCh$
Long-term bank loans ........................................................        414,526,289           365,068,555
Long-term accounts payable ..................................................          8,476,651             9,201,481
Other long-term liabilities .................................................            164,536               784,927
                                                                                   -------------         -------------
        Total ...............................................................        423,167,476           375,054,963
Less: Current portion (1) ...................................................       (117,652,904)          (32,932,920)
                                                                                   -------------         -------------
        Long-term debt ......................................................        305,514,572           342,122,043
                                                                                   =============         =============

(1) The current portion of long-term debt is reflected on the balance sheet together with the short-term portion of bonds payable totaling ThCh$19,634,339 and ThCh$48,581,497 at December 31, 2002 and 2003,
      respectively.

Year-end weighted average interest rates:
Long-term bank loans in United States dollars and others currencies .........               3.41%                 3.38%
Long-term bank loans in UF ..................................................               3.87%                 4.09%
Long-term accounts payable ..................................................              12.19%                 4.46%
Other long-term liabilities .................................................                 --                    --

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

b)    Bonds payable

Bonds have been issued by the following subsidiaries:

                                                                            Original
                                                                         issuance in UFs                At December 31,
                                                                         ---------------       ------------------------------
Subsidiary:                                                                                        2002              2003
                                                                                               ------------      ------------
                                                                                                   ThCh$             ThCh$
Compania de Telefonos de Coyhaique S.A. ("Telcoy") (1) ......                 130,000               666,528           343,590
Telsur (2) ..................................................                 450,000             3,581,724         2,761,043
Telsur (3) ..................................................                 300,000             4,153,214         3,931,137
Telsur (4) ..................................................                 500,000             6,673,732         5,803,046
Telsur (5) ..................................................                 500,000             8,486,944         8,139,714
Telsur (6) ..................................................                 400,000             6,796,565         4,532,009
Telsur (7) ..................................................                 600,000            10,195,266        10,197,018
Madeco (8) ..................................................                 693,000             1,665,582                --
Madeco (9) ..................................................               2,500,000            42,404,385        33,969,576
Madeco (10) .................................................               1,500,000            25,625,529        23,535,975
Quinenco (11) ...............................................               2,000,000            34,190,102        34,190,068
Quinenco (12) ...............................................               4,500,000            76,927,733        69,234,888
                                                                                               ------------      ------------
        Total ...............................................                                   221,367,304       196,638,064
Less: Current portion .......................................                                   (19,634,339)      (48,581,497)
                                                                                               ------------      ------------
        Long-term portion ...................................                                   201,732,965       148,056,567
                                                                                               ============      ============

(1) In September 1994, Telcoy, a subsidiary of Telsur, issued bonds under the following terms:

Amount issued             :      UF130,000 composed of 260 Series A bonds of
                                 UF500 each.

Term                      :      Ten years (two years of grace and eight years
                                 of principal repayment)

Principal amortization    :      Sixteen equal semi-annual installments from
                                 March 1, 1997. As of December 31, 2003,
                                 fourteen principal installments amounting to
                                 UF110,102 had been paid.

Interest rate             :      6.25% real annual rate, calculated and paid
                                 semi-annually on the outstanding UF-denominated principal.

(2)   In March 1995, Telsur issued bonds under the following terms:

Amount issued             :      UF450,000 composed of 450 Series C bonds of
                                 UF1,000 each.

Term                      :      Twelve years (two years of grace and ten years
                                 of principal repayment),

Principal amortization    :      Twenty equal semi-annual installments from June
                                 1, 1997. As of December 31, 2003, fourteen principal installments amounting to UF287,515 had been paid.

Interest rate             :      5.8% real annual rate, calculated and paid
                                 semi-annually on the outstanding UF-denominated principal.

Advance redemption        :      Telsur has the right to redeem the entire bond
                                 issue on any coupon payment date after June 1, 1997.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(3)   In March 1995, Telsur issued bonds under the following terms:

Amount issued             :      UF300,000 composed of 300 Series D bonds of
                                 UF1,000 each.

Term                      :      Twenty-one years (three years of grace and
                                 eighteen years of principal repayment).

Principal amortization    :      Thirty-six equal semi-annual installments from
                                 June 1, 1998, As of December 31, 2003, twelve principal installments amounting to UF68,656 had been paid.

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

(4)   In May 1997, Telsur issued bonds under the following terms:

Amount issued             :      UF500,000 composed of 500 Series E bonds of
                                 UF1,000 each,

Term                      :      Twelve years (three years of grace and nine
                                 years of principal repayment).

Principal amortization    :      Eighteen equal semi-annual installments from
                                 August 1, 2000, As of December 31, 2003, seven principal installments amounting to UF 165,012 had been paid.

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

(5)   In May 1997, Telsur issued bonds under the following terms:

Amount issued             :      UF500,000 composed of 500 Series F bonds of
                                 UF1,000 each.

Term                      :      Twenty-one years (five years of grace and
                                 sixteen years of principal repayment).

Principal amortization    :      Thirty-two equal semi-annual installments from
                                 August 1, 2002. As of December 31, 2003 three principal installments amounting to UF30,125 had been paid.

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

(6)   In April 2001, Telsur issued bonds under the following terms:

Amount issued             :      UF400,000 composed of 200 Series G1 bonds of UF
                                 500 each and 60 Series G2 bonds of UF5,000 each.

Term                      :      Five years (two years of grace and three years
                                 of principal repayment).

Principal amortization    :      Six equal semi-annual payments from June 1,
                                 2003. As of December 31, 2003 one principal installment amounting to UF66,667 had been paid.

Interest rate             :      6.00% real annual rate calculated and paid
                                 semi-annually on the outstanding UF-denominated principal.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(7)   In April 2001, Telsur issued bonds under the following terms:

Amount issued             :      UF600,000 composed of 300 Series H1 bonds of
                                 UF1,000 each and 60 Series H2 bonds of UF 5,000 each.

Term                      :      Twenty-one years (six years of grace and
                                 fifteen years of principal repayment).

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

Principal amortization    :      Fourteen equal semi-annual payments from
                                 February 1, 1997. As of December 31, 2003 the entirety of this obligation has been paid.

Interest rate             :      6.00% real annual rate calculated and paid
                                 semi-annually on the outstanding UF-denominated principal.

(9)   In April 2000, Madeco issued bonds under the following terms:

Amount issued             :      UF2,500,000 composed of 1,000 Series A1 bonds
                                 of UF 1,000 each and 300 Series A2 bonds of UF5,000 each.

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

(10)  In August, 2001, Madeco issued bonds under the following terms:

Amount issued             :      UF1,500,000 composed of 500 Series C1 bonds of
                                 UF1,000 each and 100 Series C2 bonds of UF
                                 10,000 each.

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

(11)  In April 2001, Quinenco issued bonds under the following terms:

Amount issued             :      UF2,000,000 composed of 180 Series A1 bonds of
                                 UF10,000 each and 200 Series A2 bonds of UF1,000 each.

Terms                     :      Twenty-one years (five years of grace and
                                 sixteen years of principal repayment).

Principal amortization    :      Thirty-two equal semi-annual payments from
                                 October 30, 2005

Interest rate             :      6.20% real annual rate calculated and paid
                                 semi-annually on the outstanding UF-denominated principal.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(12)  In April 2001, Quinenco issued bonds under the following terms:

Amount issued             :      UF4,500,000 composed of 400 Series B1 bonds of
                                 UF10,000 each and 500 Series B2 bonds of UF1,000 each.

Terms                     :      Eight years (three years of grace and five
                                 years of principal repayment).

Principal amortization    :      Ten equal semi-annual payments from October 30,
                                 2003. As of December 31, 2003 one principal installment amounting to UF 450,000 had been paid.

Interest rate             :      6.20% real annual rate calculated and paid
                                 semi-annually on the outstanding UF-denominated principal.

c) The scheduled principal payments on long-term debt and bonds payable at December 31, 2003 are summarized as follows:

                                                                                  At December 31, 2003
                                                                                  --------------------
                                                                                          ThCh$
Principal payments during the fiscal years ending December 31,
2005 ........................................................................          148,777,715
2006 ........................................................................           90,150,815
2007 ........................................................................           72,410,483
2008 ........................................................................           85,018,290
2009 and thereafter .........................................................           93,821,307
                                                                                       -----------
        Total ...............................................................          490,178,610
                                                                                       ===========

Long-term debt and bonds payable, including the current portion, are payable in the following currencies:

                                                                                        At December 31,
                                                                                  --------------------------
                                                                                     2002           2003
                                                                                  -----------    -----------
                                                                                     ThCh$           ThCh$
United States dollars .......................................................     185,289,796     93,430,590
Inflation linked-units (UFs) ................................................     457,196,146    448,546,943
Chilean pesos (not indexed) .................................................       1,157,981     27,976,704
Other currencies (1) ........................................................         890,857      1,738,790
                                                                                  -----------    -----------
        Total ...............................................................     644,534,780    571,693,027
                                                                                  ===========    ===========

(1) Other currencies include Peruvian Sols, Argentine Pesos, Brazilian Reals and Euros.

d)    Financial covenants

Quinenco and its group companies were in compliance with their financial covenants related to current bond issuances and bank loan agreements as of December 31, 2003.

d-1) Quinenco and certain group companies are subject to certain financial covenants, which as of December 31, 2003 are as follows:

      o Maintain a ratio of unencumbered assets at book value to unsecured debt of at least 1.3:1.

      o Unconsolidated interest-bearing debt to total capitalization ratio no greater than 0.45:1.

      o Consolidated interest-bearing debt to total capitalization ratio no greater than 0.6:1.

      o     Minimum Shareholders' equity of UF 33 million.

      o     Luksic Group to maintain control of Quinenco.

      o Quinenco to maintain control of Banco de Chile (through its investment in LQIF).

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

d-2) Telsur is subject to certain financial covenants and restrictions related to its bond issuances and bank loan agreements. The main financial covenants are as follows:

      Telsur

      o Maintain a liquidity ratio of at least 0.50:1 on both an unconsolidated and consolidated basis.

      o Leverage (liabilities/net worth) no greater than 1.5:1 on both an unconsolidated and consolidated basis.

      o     Minimum net worth of UF2,000,000.

      o Investments in subsidiaries that are not eligible for investment by local pension funds or in shares that are not subject to approval by the Commission on Risk Classification may not exceed 20% of the company's consolidated net worth.

      o Maintain a ratio of unencumbered assets to unsecured debt of at least 1.3:1.

      Telcoy

      o     Maintain a liquidity ratio of at least 1:1.

      o     Leverage (liabilities/net worth) no greater than 1.5:1.

      o Investments in subsidiaries that are not eligible for investment by local pension funds or in shares that are not subject to approval by the Commission on Risk Classification may not exceed 20% of the company's net worth.

      o Maintain a ratio of unencumbered assets to unsecured debt of at least 1.3:1.

d-3) Lucchetti syndicated loan agreement stipulates that the following financial covenants must be met:

      Covenants based on the consolidated financial statements of Lucchetti Chile S.A. ("Lucchetti Chile"):

      ------------------------------------------------------------------------------------------------------------
                                                                                     Annual            Semi-annual
      ------------------------------------------------------------------------------------------------------------
      Liquidity ratio of at least                                                         1                      1
      Debt to equity ratio no more than                                                   1                    1.2
      ------------------------------------------------------------------------------------------------------------

      Covenants based on the consolidated financial statements of Lucchetti:
      ------------------------------------------------------------------------------------------------------------
                                                                                     Annual            Semi-annual
      ------------------------------------------------------------------------------------------------------------
      Liquidity ratio of at least                                                       1.3                    1.3
      Debt to equity ratio no more than                                                 1.5                    1.6
      ------------------------------------------------------------------------------------------------------------

      With respect to interest coverage, Lucchetti agreed to a ratio of at least
      1.8 times for 2002 and at least 2.0 times for successive years. This ratio is calculated as the sum of the consolidated operating income (excluding depreciation) of Lucchetti Chile (excluding Lucchetti Peru) plus the unconsolidated operating income (excluding depreciation) of Lucchetti, divided by the sum of the consolidated interest expense of Lucchetti Chile (excluding Lucchetti Peru ) and the unconsolidated interest expense of Lucchetti.

      As a result of the provision of ThCh$30,678,486 (historic pesos) for the closure of the plant of its subsidiary Lucchetti Peru made in the financial statements for the year ended December 31, 2002, Lucchetti negotiated and obtained an amendment to the syndicated loan that stated that, for the calculation of the consolidated debt ratio, the effect on equity of the provisions related to the closure of Lucchetti Peru shall be ignored. Should any of the member banks choose to, the amended agreement stipulates that this ratio may reach a maximum of 3.2 times equity at December 31, 2003. This ratio will reduce gradually over the term of the loan.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

      Lucchetti Chile is joint and several guarantor in favor of Banco de Credito del Peru for all of Lucchetti Peru's obligations with the bank under a leaseback agreement between that bank and the Peruvian subsidiary over plant and equipment in Lima.

d-4) LQIF is subject to certain financial covenants and restrictions related to its bank loan agreements, including the following:

      o     Maximum debt to capitalization ratio of 40%

      o     Minimum shareholders' equity of UF9,500,000.

      o Minimum share coverage of 1.5:1 with topping up and closing out clauses.

      o     Quinenco to maintain control of LQIF.

      o     LQIF must maintain control of Banco de Chile.

d-5) Madeco is subject to certain financial covenants and restrictions as of December 31, 2003, the most restrictive of which are:

      Bonds

      o Maintain a liquidity ratio of at least 0.7:1 (Series C bonds) and 1:1 (Series A bonds).

      o Shareholders' equity to be at least UF 7,000,000 (Series A and C bonds).

      o Debt to equity ratio (third-party liabilities/Shareholder's equity plus Minority interest) may not exceed 1.8:1 (Series A and C bonds).

      o Unencumbered assets to be 1.2 times the total amount of bonds outstanding (Series A and C bonds).

      o Short and long-term liabilities to net Shareholders' equity may not exceed 2.0:1 starting March 31, 2003; and current assets must exceed current liabilities (Series B bonds).

      o Bank loans or reschedulings obtained as a result of the financial restructuring of Madeco to start repayments no earlier than January 1, 2005. The maximum repayment of the company's unconsolidated bank loans to be the amount received in cash from the capital increase approved by the extraordinary shareholders' meeting of November 14, 2002.

      o Quinenco to remain as the controller of Madeco, with a direct or indirect shareholding of at least 40%, in accordance with clause 97 of the Capital Markets Law, notwithstanding that Quinenco must at all times have a shareholding of at least 35%.

      o Maintain throughout the term of the Series B bonds (contract dated August 1, 2003) all of its assets unencumbered except for collateral over assets for financing purchases.

      o Madeco may not sell or permit to be sold, assign or hold a charge against and/or in any other way dispose of essential assets that represent over 40% of total consolidated assets (Series A and C bonds) or those assets of a subsidiary that are essential for the efficient operation of the company's business (Series B bonds).

      o Madeco must use the proceeds obtained from its businesses, new borrowings or the sale of its assets to make voluntary prepayments on its financial debts with third parties, thereby optimizing its cost of debt and maintaining a reasonable balance between different kinds of creditors. Prepayments would be made after deducting the funds necessary for making payments in the ordinary course of its business and to meet its long-term financial commitments.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

      Bank loans:

      Madeco is obliged to meet the following conditions with respect to the loan amendment and rescheduling agreements signed between it and its creditor banks while any sum covered by those agreements and the rescheduled promissory notes remains pending payment until the loans are fully paid.

      i) Madeco must prepay all the rescheduled banks loans should the Luksic group cease to own, directly or indirectly, at least 50.1% of the shares with voting rights or to control Madeco (control is defined as the power to elect the majority of directors or the power to determine the result of voting on all matters requiring the absolute majority of voting right shares of Madeco or the power to directly or indirectly exercise influence over the management or policies of Madeco).

      ii) Preserve and maintain the corporate existence and legal structure of all of its Principal Subsidiaries (Alusa S.A., Indalum S.A., Ficap and Indeco S.A.), and all their rights, properties, licenses, trademarks, permits, franchises, concessions and patents.

      iii) Use the proceeds obtained from its businesses, new borrowings or the sale of its assets to make voluntary prepayments of its financial debts with third parties unrelated to the debtor except for Banco de Chile, and thereby try to optimize the cost of debt and maintain a reasonable balance between different kinds of creditors. The above should be performed after deducting the funds necessary for making the payments that Madeco should make to meet its operating, financial and investment commitments in the ordinary course of business and to meet its long-term financial commitments.

      iv) Maintain the following financial indicators based on both the consolidated and unconsolidated balance sheets:

      o Net financial debt to adjusted equity, as defined in the covenant and which relates to certain FECU codes, must not exceed 1.8:1 at the quarterly consolidated and unconsolidated measurement dates. Adjusted equity, as defined in the covenant contract, excludes losses and the negative effects resulting from the disposal of fixed assets and disposable assets of Madeco and its subsidiaries, the disposal of subsidiaries, provisions for the valuation of disposable property, plant and equipment and assets of Madeco and/or its subsidiaries, and provisions for the valuation of foreign investments.

      o Minimum adjusted equity of UF7,000,000 as of December 31 each year. However, starting September 30, 2005, a minimum adjusted equity of UF7,000,000 must be maintained on a quarterly basis.

      o Current ratio must be greater than 1:1 on the last day of each quarter based on both the consolidated and unconsolidated financial statements.

      o Consolidated EBITDA (1) to consolidated financial expenses must be at least 1.5:1 between December 31, 2005 and September 30, 2006.

      o Consolidated EBITDA to consolidated financial expenses must be at least 1.75:1 between December 31, 2006 and September 30, 2007.

      o Consolidated EBITDA to consolidated financial expenses must be at least 2.0:1 between December 31, 2007 and September 30, 2009.

      o Consolidated Net Financial Debt to consolidated EBITDA must be no higher than 8.0:1 between December 31, 2005 and September 30, 2006.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

      o Consolidated Net Financial Debt to consolidated EBITDA must be no higher than 7.0:1 between December 31, 2006 and September 30, 2007.

      o Consolidated Net Financial Debt to consolidated EBITDA must be no higher than 6.0:1 between December 31, 2007 and September 30, 2009.

      Distribute dividends only to the degree that the following conditions are met:

      o At least four years have passed since compliance with the conditions.

      o     There has been no cause of default or any non-compliance.

      o The ratio of consolidated Net Financial Debt to consolidated EBITDA is no higher than 4.0:1 The above notwithstanding the provisions of clause 79 of the Corporations Law.

            (1)   EBITDA as defined in the covenant agreements

      v)    Negative covenants

            The company may not make any encumbrances over its real estate or assets and those of its subsidiaries, nor over their intellectual property or any other tangible or intangible assets existing at the time of the loan rescheduling or which they acquire in the future, with certain exceptions such as (i) previously existing encumbrances, (ii) encumbrances relating to the normal course of business, (iii) financing relating to asset acquisitions, (iv) leasing, and (v) others.

            The company shall not sign any act or contract for the merger, consolidation or division of its Principal Subsidiaries except insofar as (i) the managing agent is notified of the necessary adoption or agreements for such merger, consolidation or division,
            (ii) no default arises or is maintained as a result of the operation, (iii) the new entity has the same business, operation, essential assets, rights and credit rating as Madeco or the respective Principal Subsidiary, (iv) the new company assumes all the obligations assumed by Madeco or the respective Principal Subsidiary in the loan agreement, and (v) in the case of liquidation of a Principal Subsidiary, Madeco has determined that this is in its best interest and does not substantially affect creditors' rights.

            The company shall not permit essential assets representing more than 20% of the total consolidated assets described in the consolidated accounts Code 5.10.00.00 as of September 30, 2002 to be sold, ownership assigned or used or in any way disposed of, whether by one operation or a series of operations, to a party that is not a subsidiary of Madeco

            The company shall not sign acts or contracts with related parties except in the ordinary course of business and under terms and conditions that are no more disadvantageous to those obtained in market negotiations between unrelated parties. It shall also ensure that its subsidiaries do not sign any such contracts. Madeco may not grant financial loans to subsidiaries that together or individually exceed US$3.5 million. The disposal of subsidiaries to related companies must be made on at prevailing market conditions according to an independent appraisal.

            The company shall not substantially change the nature of its principal line of business or those of its Principal Subsidiaries (Alusa S.A., Indalum S.A., Ficap and Indeco S.A.).

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

            The company may not and shall ensure that its subsidiaries do not
            (i) make or permit the modification of the conditions of any debt that carries no preference over the other debts of Madeco, including the modification of any bond issuance contract, loan agreement or the granting of guarantees relating to such debts, except that these debts reflect new terms and conditions prevailing in the market, and
            (ii) modify or permit the modification of their bylaws that would mean a change in the rights of the creditors under the loan agreement.

            The company shall not grant and shall ensure that the subsidiaries do not grant guarantees to cover the obligations of third parties, with certain exceptions.

            The company shall not acquire and shall ensure that its subsidiaries do not acquire majority holdings in other companies, or minority holdings, whose cost, individually or altogether, exceeds US$1,000,000 with certain exceptions.

      vi)   Repayment acceleration

            Any of the creditors is authorized to demand the payment of overdue installments or of the whole of the debt in the event of failure or delay in the payment of all or part of any amount due under the bank loan rescheduling agreements.

      vii) The Majority Banks are authorized to declare the principal, interest and any other amount as due and immediately payable if any of the following cases or events occur:

            If Madeco does not pay any debt or obligation with respect to principal, interest, premiums or other concepts which individually or jointly exceed US$1 million.

            If the subsidiaries Alusa S.A. or Indalum S.A. do not pay any debt or obligation (after three years from the effective date of the rescheduling) with respect to principal, interest, premiums or other amounts, which individually or jointly exceed US$3.5 million.

            If the subsidiaries Ficap or Indeco S.A. do not pay any debt or obligation with respect to principal, interest, premiums or other concepts which individually or jointly exceed US$3.5 million, and provided that a request from the creditors has been made in writing, Ficap and Indeco S.A. will be liable to pay the whole of its debt immediately.

            If any judicial sentence rules against Madeco or any of its Principal Subsidiaries demanding the payment of US$3 million or more and such amounts remain unpaid.

            If any judicial sentence rules against Madeco or any of its subsidiaries whereby the result does not involve a monetary award but could still have an adverse effect on the company.

            If Madeco does not meet its covenants or negative covenants.

            Should for any reason Madeco cease to be included in the Securities Register of the SVS.

            Should Madeco cease to hold directly or indirectly at least 51% of the common shares with voting rights in any of the subsidiaries Indalum S.A., Indeco S.A. and Ficap.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

      viii) Alusa S.A., a subsidiary of Madeco, has a syndicated loan with Banco de Chile and Banco Estado for UF 300,000 as of December 31, 2003 for which it has to comply with the following commitments:

            Maintain the following financial indicators based on its consolidated and unconsolidated financial statements: leverage (debt to equity) not to exceed 0.75:1 (equity for these purposes being net of intangible assets and technical appraisals of assets).

            Minimum shareholders' equity of UF1,765,000.

            In the event of the disposal of the real estate properties located at Avenida. Vicuna Mackenna 2935 and 2585, Alusa S.A. should use at least 35% of the proceeds to prepay pro rata the participating banks in the syndicated loan.

            Alusa S.A. may not encumber its assets or give guarantees to creditors other than the participant banks, without their prior written consent, unless such security is also given in favor of the participant banks on the same conditions and with equal degree of preference as the other creditors. Excluded from this prohibition is the collateral given by Alusa S.A. over assets it acquires in the future in order to cover the financing obtained for their acquisition.

            Not to have accounts receivable from its Argentine subsidiary Aluflex S.A. relating to non-business operations, except with the prior written consent of the participant banks. Business-related accounts receivable with Aluflex S.A., may not exceed US$600,000 except with the prior written consent of the participant banks.

      Indalum S.A., a subsidiary of Madeco, is required to meet the following conditions with respect to negotiations completed on December 29, 2003 with Banco de Chile, Banco de Credito e Inversiones, Banco Estado and Banco Security, to cover the period from that date to December 26, 2008:

      To maintain the following financial ratios as of June 30 and December 31 of each year, based on the consolidated financial statements:

      o     Debt ratio or leverage not to exceed 1.2:1.

      o     Minimum capital of the equivalent of UF1,630,000.

      o Maintain its ownership of the property, plant and equipment necessary for the normal development of its operations and business and maintain its ownership of the subsidiary Alumco S.A.

      o May not pledge, mortgage or grant any charge or right over any property, plant and equipment of Indalum S.A. or its subsidiaries except for those over assets it acquires in the future and which are granted for financing their acquisition.

      o May not grant guarantees to cover the compliance of any obligation, debt, liability or commitment contracted by a person other than Indalum S.A. or its subsidiaries, without the prior written consent of the creditors.

      o May not pay and distribute dividends that exceed 30% of the net income for each year, without the prior written consent of the creditors.

      o May not grant direct financing to third parties outside of the business. This shall not include the trade accounts receivable of Indalum S.A. with its customers nor loans to the executives and personnel of Indalum S.A. or its subsidiaries.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

      o In the event of the disposal of the real estate located at Aysen 244, Macul, Vitacura 2726, Office 301, Vitacura, and Santa Marta 1313, Maipu, the sales proceeds should be used to prepay the rescheduled obligations pro rata. For this calculation, the principal amount of financial loans due to Madeco at that time shall be added to the rescheduled obligations. For this purpose, financial debt shall be defined as the sum of all loans made by Madeco and which amounted to ThCh$4,329,888 at December 31, 2003.

      o Pay the financial loan currently owing to its parent company Madeco only if Indalum S.A. has paid all of the amounts due to the banks and has fully complied with the covenants and negative covenants assumed under the agreement or that the proceeds come from the sale of the properties mentioned above.

      o Madeco should directly and indirectly have control of Indalum S.A. during the term of the agreement or have a shareholding of at least 50.1% in the company.

NOTE 16 - INCOME TAXES AND OTHER TAXES

a)    Income taxes payable and receivable

Income taxes payable are summarized as follows:

                                                                       At December 31,
                                                               -----------------------------
                                                                   2002             2003
                                                               ------------     ------------
                                                                   ThCh$            ThCh$
Income tax payable .....................................         (1,819,258)       (2,075,704)
Monthly income tax installments ........................          1,429,558         1,422,796
Other credits against taxes ............................          4,431,330         4,568,557
Others tax recoverable .................................          2,629,954         1,498,219
                                                               ------------      ------------
        Recoverable income taxes, net  (Note 8) ........          6,671,584         5,413,868
                                                               ============      ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The income tax liability has been determined for each legal entity included in the consolidated financial statements based on enacted tax laws in each country in which the Company operates. The net credit (charge) to the results of operations for each year is summarized as follows:

                                                                                               At December 31,
                                                                             ------------------------------------------------
                                                                                 2001              2002              2003
                                                                             ------------      ------------      ------------
                                                                                 ThCh$             ThCh$              ThCh$
Current year provision for income tax ...............................          (3,080,058)       (1,819,257)       (2,075,507)
Deferred income tax .................................................          (1,103,821)        2,836,207         2,101,559
Change in Chilean statutory income tax rate .........................          (1,265,649)               --                --
Amortization of complementary accounts ..............................             758,602         5,004,955           215,733
Valuation allowance on deferred tax assets ..........................          (3,635,871)       (4,544,790)       (8,095,135)
Tax benefit from (use of) tax loss carry forwards ...................          13,296,418        (1,257,753)        5,195,362
Other ...............................................................             (28,156)          (76,512)           89,226
                                                                             ------------      ------------      ------------
        Net income tax benefit (expense) ............................           4,941,465           142,850        (2,568,762)
                                                                             ============      ============      ============

b)    Deferred income taxes

                                                                    Current portion                         Long-term portion
                                                            -------------------------------         -------------------------------
Timing differences                                              2002               2003                2002                 2003
                                                            -----------         -----------         -----------         -----------
                                                                ThCh$              ThCh$               ThCh$                ThCh$
Assets
Accrued vacation expense ...........................            306,390             354,111               8,929                  --
Amortization of intangible assets ..................                 --               4,989                  --              15,178
Allowance for doubtful accounts ....................          1,431,824           1,359,980              92,965             183,598
Allowance for obsolescence of inventories ..........            576,956             571,901             131,097              97,564
Unearned income ....................................             36,306                  --                  --                  --
Fixed assets held for sale .........................            430,911                  --             113,735                  --
Fixed assets under leasing .........................             41,529             158,370             209,833             277,711
Accelerated depreciation of fixed assets ...........              2,276                  --               5,350               4,126
Employee severance indemnities .....................              7,620               1,197                  --                  --
Tax loss carry forwards ............................            164,704             223,317          37,651,205          35,265,240
Other provisions ...................................            771,862           1,022,506           6,678,621           8,772,785

Liabilities
Fixed assets under leasing .........................            (64,815)            (89,735)         (2,573,879)         (2,381,980)
Production costs (inventories) .....................           (496,168)           (515,016)                 --                  --
Accelerated depreciation of fixed assets ...........           (442,988)           (469,401)        (17,178,274)        (16,916,128)
Employee severance indemnities .....................             (2,947)                 --            (510,139)           (642,555)
Bonds issuance .....................................                 --                  --            (407,126)           (255,785)
Other provisions ...................................           (279,040)           (342,825)           (576,440)           (292,985)
                                                            -----------         -----------         -----------         -----------
       Subtotal ....................................          2,484,420           2,279,394          23,645,877          24,126,769
Complementary accounts, net of amortization ........            (59,276)            (30,244)           (766,996)          2,211,714
Valuation allowance ................................                 --             (10,554)         (8,378,277)        (12,692,339)
                                                            -----------         -----------         -----------         -----------
       Total deferred income taxes, net ............          2,425,144           2,238,596          14,500,604          13,646,144
                                                            ===========         ===========         ===========         ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 17 - SHAREHOLDERS' EQUITY

a) The changes in Shareholders' equity during the years 2001, 2002 and 2003 in historical amounts are summarized as follows:

                                                                                  --------------------------------------------
                                                                                                   Reserves
                                                                                  --------------------------------------------

                                                                                                   Cumulative       Executive
                                                     Number of        Paid in         Other       translation       incentive
                                                      shares          capital       reserves       adjustment          plan
                                                   -------------   -------------  ------------   -------------   -------------
Balances at January 1, 2001 .................      1,079,740,079     428,224,335    12,875,333       8,550,488      (4,659,565)
Allocation of 2000 net income ...............                 --              --            --              --              --
Deficit from development period .............                 --              --            --              --              --
Price-level restatement of equity accounts ..                 --      13,274,954       399,135         265,065        (144,446)
Proportional share of variations in equity of
   subsidiaries and investees ...............                 --              --      (957,119)             --              --
Cumulative translation adjustments, net .....                 --              --            --       8,257,545              --
Executive incentive plan ....................                                 --            --              --          32,069
Net income for the year .....................                 --              --            --              --              --
                                                   -------------   -------------  ------------   -------------   -------------
   Balances at December 31, 2001 ............      1,079,740,079     441,499,289    12,317,349      17,073,098      (4,771,942)
                                                   =============   =============  ============   =============   =============
   Restatement of December 31, 2001
     balances to December 31, 2003
     constant pesos .........................                 --     459,291,711    12,813,738      17,761,144      (4,964,251)
                                                   =============   =============  ============   =============   =============
Balances at January 1, 2002 .................      1,079,740,079     441,499,289    12,317,349      17,073,098      (4,771,942)
Allocation of 2001 net income ...............                 --              --            --              --              --
Payment of final dividend on 2001 net income                  --              --            --              --              --
Deficit from development period .............                                 --            --              --              --
Price-level restatement of equity accounts ..                 --      13,244,979       369,521         512,192        (143,158)
Proportional share of variations in equity of
   subsidiaries and investees ...............                 --              --     4,882,510              --              --
Cumulative translation adjustments, net .....                 --              --            --      10,993,119              --
Executive incentive plan ....................                 --              --            --              --         185,222
Net loss for the year .......................                 --              --            --              --              --
                                                   -------------   -------------  ------------   -------------   -------------
Balances at December 31, 2002 ...............      1,079,740,079     454,744,268    17,569,380      28,578,409      (4,729,878)
                                                   =============   =============  ============   =============   =============
Restatement of December 31, 2002 balances
   to December 31, 2003 constant pesos ......                 --     459,291,711    17,745,074      28,864,193      (4,777,177)
                                                   =============   =============  ============   =============   =============
Balances at January 1, 2003 .................      1,079,740,079     454,744,268    17,569,380      28,578,409      (4,729,878)
Allocation of 2002 net income ...............                 --              --            --              --              --
Deficit from development period .............                 --              --            --              --              --
Price-level restatement of equity accounts ..                 --       4,547,443       175,694         285,784         (47,299)
Proportional share of variations in equity of
  subsidiaries and investees ................                 --              --    (1,592,645)             --              --
Cumulative translation adjustments, net .....                 --              --            --     (28,107,388)             --
Executive incentive plan ....................                 --              --            --              --       1,628,193
Payment of interim dividend on 2003 net
  income ....................................                 --              --            --              --              --
Net income for the year .....................                 --              --            --              --              --
                                                   -------------   -------------  ------------   -------------   -------------
Balances at December 31, 2003 ...............      1,079,740,079     459,291,711    16,152,429         756,805      (3,148,984)
                                                   =============   =============  ============   =============   =============

                                                  ----------------------------------------------------------------
                                                                           Retained earnings
                                                  ----------------------------------------------------------------
                                                   Accumulated
                                                  deficit during                                      Net Income
                                                   development        Interim          Retained     (loss) for the
                                                      period         dividends         earnings          year            Total
                                                  -------------     -----------     -------------   --------------    -------------
Balances at January 1, 2001 .................          (948,892)             --       198,622,412       (5,648,096)     637,016,015
Allocation of 2000 net income ...............                --              --        (5,648,096)       5,648,096               --
Deficit from development period .............        (2,153,073)             --                --               --       (2,153,073)
Price-level restatement of equity accounts ..           (29,416)             --         5,982,204               --       19,747,496
Proportional share of variations in equity of
   subsidiaries and investees ...............                --              --                --               --         (957,119)
Cumulative translation adjustments, net .....                --              --           (71,691)              --        8,185,854
Executive incentive plan ....................                --              --                --               --           32,069
Net income for the year .....................                --              --                --       15,509,382       15,509,382
                                                  -------------     -----------     -------------    -------------    -------------
   Balances at December 31, 2001 ............        (3,131,381)             --       198,884,829       15,509,382      677,380,624
                                                  =============     ===========     =============    =============    =============
   Restatement of December 31, 2001
     balances to December 31, 2003
     constant pesos .........................        (3,257,576)             --       206,899,888       16,134,411      704,679,064
                                                  =============     ===========     =============    =============    =============
Balances at January 1, 2002 .................        (3,131,381)             --       198,884,829       15,509,382      677,380,624
Allocation of 2001 net income ...............         3,131,381              --        12,378,001      (15,509,382)              --
Payment of final dividend on 2001 net income                 --              --        (6,203,753)              --       (6,203,753)
Deficit from development period .............        (1,382,458)             --                --               --       (1,382,458)
Price-level restatement of equity accounts ..                --              --         6,164,180               --       20,147,714
Proportional share of variations in equity of
   subsidiaries and investees ...............                --              --            (7,955)              --        4,874,555
Cumulative translation adjustments, net .....                --              --                --               --       10,993,119
Executive incentive plan ....................                --              --                --               --          185,222
Net loss for the year .......................                --              --                --      (75,480,211)     (75,480,211)
                                                  -------------     -----------     -------------    -------------    -------------
Balances at December 31, 2002 ...............        (1,382,458)             --       211,215,302      (75,480,211)     630,514,812
                                                  =============     ===========     =============    =============    =============
Restatement of December 31, 2002 balances
   to December 31, 2003 constant pesos ......        (1,396,283)             --       213,327,455      (76,235,013)     636,819,960
                                                  =============     ===========     =============    =============    =============
Balances at January 1, 2003 .................        (1,382,458)             --       211,215,302      (75,480,211)     630,514,812
Allocation of 2002 net income ...............         1,382,458              --       (76,862,669)      75,480,211               --
Deficit from development period .............          (276,463)             --                --               --         (276,463)
Price-level restatement of equity accounts ..                --              --         1,343,527               --        6,305,149
Proportional share of variations in equity of
  subsidiaries and investees ................                --              --                --               --       (1,592,645)
Cumulative translation adjustments, net .....                --              --                --               --      (28,107,388)
Executive incentive plan ....................                --              --                --               --        1,628,193
Payment of interim dividend on 2003 net
  income ....................................                --     (12,144,323)               --               --      (12,144,323)
Net income for the year .....................                --                                --       37,694,846       37,694,846
                                                  -------------     -----------     -------------    -------------    -------------
Balances at December 31, 2003 ...............          (276,463)    (12,144,323)      135,696,160       37,694,846      634,022,181
                                                  =============     ===========     =============    =============    =============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

b) The Accumulated deficit during the development period for the years ended December 31, 2001, 2002 and 2003 includes the recognition of the proportional share of the results of operations of certain companies in the development stage, losses from which are charged directly against shareholders' equity and are not included in the statement of income.

c) As required by Chilean Law, unless otherwise decided by the unanimous vote of the holders of all of the issued and subscribed shares, open stock corporations must distribute a cash dividend in an amount equal to at least 30% of their net income for each year, excluding amortization of negative goodwill in the Parent Company as determined in accordance with Chilean GAAP, unless and except to the extent that the Company has accumulated losses.

d) As required by Chilean Law, paid-in capital has been modified to reflect the proportional capitalization of the price-level restatement of equity accounts.

e) During March 2000, Quinenco established an executive incentive plan in which an aggregate loan of ThCh$4,659,565 (historical) was granted to eligible employees to acquire Quinenco's stock and the stock of some of its subsidiaries at fair market value. The loan denominated in UFs is payable in annual installments and the acquired shares are pledged to guarantee payment of the loan.

f) There are no additional restrictions on the payment of dividends under the terms of the various loan agreements with banks and other financial institutions.

g) The Shareholders at the Ordinary Shareholders' Meeting of April 30, 2002 approved the payment of a final dividend on net income for the year 2001 amounting to ThCh$6,203,753 (historical).

h) On December 22, 2003, the Directors approved the payment of an interim dividend on net income for the year 2003 amounting to ThCh$12,144,323.

i) Certain U.S. dollar-denominated obligations are designated as economic hedges covering the exposure of foreign investments as permitted by BT64. The exchange differences that arise from such obligations are charged directly against Shareholders' equity to the Cumulative translation account within Shareholders' equity. The cumulative foreign exchange adjustments charged to this account were as follows:

                                                                                                 At December 31,
                                                                              ---------------------------------------------------
                                                                                 2001                 2002                2003
                                                                              ----------           ----------         -----------
                                                                                 ThCh$                ThCh$               ThCh$
Foreign exchange adjustments arising from liabilities
designated as hedges of foreign investments .......................           (5,617,046)          10,561,850         (30,379,930)

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 18 - FOREIGN CURRENCY, UF-INDEXED AND CPI RESTATED ASSETS AND LIABILITIES

Balances denominated or measured in foreign currency (principally U.S. dollars) at December 31, 2002 and 2003 are included in these financial statements in thousands of Chilean peso equivalents as follows:

                                                                                          At December 31,
                                                                                   ----------------------------
                                                                                       2002            2003
                                                                                   ------------    ------------
                                                                                       ThCh$           ThCh$
Current assets:
   Cash and time deposits ...................................................         7,845,651      17,459,064
   Accounts receivable, net .................................................        25,088,501      27,145,659
   Inventories, net .........................................................        33,842,991      35,046,713
   Other current assets .....................................................        60,405,353      13,256,236
Long-term assets:
   Property, plant and equipment and other non-monetary assets ..............       172,027,262     125,506,528
   Other monetary assets ....................................................           617,706         302,045
                                                                                   ------------    ------------
        Total assets ........................................................       299,827,464     218,716,245
                                                                                   ------------    ------------
Current liabilities:
   Short-term bank loans and current portion of long-term liabilities .......       142,972,598      17,837,578
   Accounts payable and supplier notes payable ..............................        16,904,863      12,450,854
   Other ....................................................................         5,730,090       7,113,283
Long-term liabilities
   Long-term debt ...........................................................       109,551,230      88,647,559
   Other ....................................................................           788,537         819,818
                                                                                   ------------    ------------
        Total liabilities ...................................................       275,947,318     126,869,092
                                                                                   ------------    ------------
               Net asset position in U.S. dollars ...........................        23,880,146      91,847,153
                                                                                   ============    ============

Certain of the U.S. dollar-denominated obligations included in the above table are designated as economic hedges covering the exposure of foreign investments as permitted by BT64. As a result, portions of the exchange losses that arise from such obligations are charged directly against Shareholders' equity to the Cumulative translation account within Shareholders' equity (see Note 17 i)).

The inventories and fixed assets and other non-monetary assets included above relate to assets of foreign investments for which the financial statements are translated to U.S. dollars in accordance with BT64, described in Note 2 s). Accordingly, there is exposure to variations in the exchange rate between the U.S. dollar and the Chilean peso, from an accounting perspective.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 19 - COMMITMENTS AND CONTINGENCIES

a)    Pledges of shares

The Company has pledged shares of subsidiaries and equity investees to cover obligations as of December 31, 2003 as follows:

                                                      Balance of                                     Company/Series
       Beneficiary                 Currency          secured loan          Number of Shares             of Shares
       -----------                 --------          ------------          ----------------             ---------
                                                         ThCh$
Banco Santiago                         UF              18,321,737              890,293,606           SM Chile Series B
Banco del Estado de Chile              UF              83,889,602            7,146,413,174           Banco de Chile
Banco del Estado de Chile              UF              14,062,545               69,036,963           Telsur
BBVA Banco BHIF                        UF              27,748,800            1,530,475,093           Banco de Chile
Credit Lyonnais                       US$               8,907,000              232,022,016           SM Chile Series B
Deutsche Bank                         US$              11,400,960              723,736,876           Banco de Chile

b)    Mortgages and pledges

Lucchetti Chile maintains guarantees in favor of a group of banks under the terms of a syndicated loan agreement signed on December 10, 2001 amounting to UF2,369,359. The guarantees include pledges and mortgages over machinery, equipment, land and buildings of its plants in Santiago and Talca. As part of the same syndicated loan agreement, Lucchetti has also pledged its 50.1% shareholding in Lucchetti Chile and the rights to the trademarks Lucchetti, Talliani, Miraflores, Oro Vegetal and Naturezza. Lucchetti Chile has been sold during 2004 as discussed in Note 2 above.

Hoteles Carrera, by public deed dated November 20, 2003 sold the Hotel Carrera building in Santiago, located at Teatinos 180 to Banco Santander-Santiago, in order for it to be used by the Ministry of Foreign Affairs. The sales contract provides for the partial transfer of the building (i.e. the complete termination of the hotel and restaurant business and the complete evacuation of the property except for the premises rented to Citibank N.A. and Banco Santander - Chile) by March 6, 2004.

c)    Guarantees to third parties

Hoteles Carrera has rental and administration contracts with Santander Administradora de Fondos de Inversion for the La Serena Club Resort; Hoteles Carrera Club Hotel Antofagasta and Carrera Club Hotel Iquique has similar rental and administration contracts with Hotelera Norte Sur S.A., for which it provided a renewable insurance policy as a guarantee for the equivalent of six months' rent (ThCh$152,280) and a renewable time deposit of ThCh$126,529.

d)    Lucchetti Peru and related extraordinary provision

On August 22, 2001, the Metropolitan Council of the Municipality of Lima published in the Diario El Peruano (the Official Gazette) two council resolutions (Nos. 258 and 259) declaring the public need to preserve the ecological area adjoining the production plant of Lucchetti Peru It authorized the mayor to prepare legislation for the expropriation of the land where the plant is built, to revoke the operating license

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

granted by the Municipality of Chorrillos to Lucchetti Peru for its industrial facilities, and to order the final closure of the plant and its complete eradication within twelve months.

Consequently, on October 3, 2001, Lucchetti started proceedings to protect its rights and interests as a foreign investor under the Reciprocal Investment Promotion and Protection Treaty signed between Chile and Peru (hereinafter "the Treaty"). On the same day, Lucchetti delivered a letter addressed to the President of Peru requesting that the process of cordial negotiations begin, as set out in the Treaty, which was to last for a period of six months. After that period, if no agreement was reached, Lucchetti would be in a position to begin arbitration proceedings to resolve the dispute before an arbitration tribunal reporting to the International Center for the Settlement of Investment Disputes ("ICSID").

In order to reach a resolution, as provided for in the Treaty, Lucchetti wrote four further letters to the President of Peru, none of which were answered. On August 16, 2002, at the request of the then mayor of the Metropolitan Municipality of Lima, Mr. Alberto Andrade, Lucchetti Peru S.A., asked for an extension of the term granted by Municipal Resolution 259, expressly reserving its rights to approach the ICSID. The Metropolitan Council of Lima rejected this request on December 16, 2002.

On December 23, 2002, Lucchetti, together with Lucchetti Peru, then presented its request for arbitration to the General Secretary of ICSID to resolve the dispute arising between the investor and the Peruvian state as a result of Municipal Resolutions 258 and 259. Among other reasons, the presentation was mainly based on the argument that there was a total lack of technical and legal reasons for having adopted these resolutions.

On January 6, 2003, Lucchetti Peru was notified by an official of the Municipality of Chorrillos of the revocation of its license to operate its industrial plant for alleged environmental violations and as a consequence Lucchetti was forced to abandon its operations in Peru. Consequently, the Board of Directors of Lucchetti agreed to comply with the order as quickly as possible in order to protect its subsidiary's employees and installations, and to begin the orderly liquidation of the assets of the Peruvian subsidiary.

As a result of these events, Lucchetti decided to make a provision in the financial statements for the year ended December 31, 2002 against the entire investment and for part of the accounts receivable of its subsidiary Lucchetti Peru, amounting to ThCh$30,678,486 (historic pesos).

The management of Lucchetti, backed by legal reports and analyses, considered that the actions carried out by the Peruvian authorities constituted an indirect expropriation of the investment made by Lucchetti in Peru, and as a consequence, believed that there was a reasonable legal basis under international law to obtain a favorable settlement for damages. Likewise, the legal advisers to Lucchetti, believed that the arbitration request qualified for registration with the ICSID and had a high likelihood of success and that the amount of compensation should be based on the amounts invested in Peru. Despite these opinions, and in accordance with current accounting regulations, including the provisions of Technical Bulletin No.6 of the Chilean Association of Accountants, Lucchetti did not to record the potential settlement gain that might result from the international arbitration process for the year ended December 31, 2002.

On March 25, 2003, the ICSID general secretary registered the arbitration request presented by Lucchetti.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

On August 1, 2003, the ICSID arbitration tribunal was constituted to assess the lawsuit.

The first meeting of the arbitration tribunal was held on September 15, 2003 at which time the tribunal formally rejected the request of the Republic of Peru to suspend the arbitration. The tribunal also set forth the procedures to be followed for the lawsuit brought by Lucchetti against the Republic of Peru. On December 15, 2003 the Republic of Peru requested the tribunal to declare that it had no jurisdiction over the case. Lucchetti is in the process of preparing its counter argument to the Peruvian request.

e)    Civil liability

Lucchetti is also involved in legal proceedings brought in Peru against certain of its executives and shareholders.

In the opinion of the management of Lucchetti and its legal advisers, they expect that the judgment should be in favor of Lucchetti and that in any case if the judgment is unfavorable to the interests of the Lucchetti, the resultant liability would not be significant with respect to the financial statements as a whole.

f)    Lawsuits

As of December 31, 2003, the Quinenco and its Subsidiaries have lawsuits pending against them with respect to their ordinary course of business which, according to the company's legal advisers, do not represent risks of significant losses and for which the Company has not made any provisions in the financial statements.

During 2001, Madeco and its subsidiary Madeco Brasil Ltda., filed an arbitration claim before the American Arbitration Association against Corning Inc. ("Corning"), based on the fact that Corning Inc. had attempted to unjustifiably terminate the agreements entered into with Madeco regarding Optel, a Brazilian company in which Corning Inc. and Madeco Brasil Ltda. are owners in equal shares.

Corning filed a counterclaim against the Company in which it requested, among other things, that Corning be permitted to terminate its joint venture agreements with the Company, alleging that Optel, a joint venture between Madeco and Corning, was effectively bankrupt.

Madeco was notified of the ruling passed by the arbitration proceeding during 2003. This ruling effectively terminated the Investment Agreement of June 1999 signed between Madeco Brasil Ltda. and Corning Inc., and the amendments thereof.

Madeco's ability to exercise its put option to sell its Optel shares to Corning for US$18 million, subject to certain adjustments, between January 2004 and December 2005, has therefore been compromised. This had no accounting effect.

The termination of the Investment Agreement also means that Madeco Brasil Ltda. has lost management control over Optel, therefore this indirect subsidiary has not been consolidated by Madeco as of December

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

31, 2003 and has been treated as an equity method investment. Optel is currently in the process of liquidation.

There are legal proceedings in Brazil against the previous owner of Ficap, a subsidiary of Madeco, dating from the time prior to Madeco's ownership starting in 1997. It is believed that total damages would be about US$10 million. Madeco has personal guarantees from the previous owner of Ficap to indemnify Madeco should the Brazilian subsidiary be affected by these legal actions.

As of December 31, 2003, Madeco has other lawsuits pending against it with respect to its ordinary course of business which, according to the company's legal advisers, do not represent risks of significant losses and for which the Company has not made any provisions in the financial statements.

VTR has an appeal pending since 1999 against the rejection by the Chilean Internal Revenue Service of a claim for tax repayments from a contract between VTR and Citibank N.A. in which there were losses relating to resale agreements in foreign currencies. Management does not believe that any further payments could become due relating to this matter.

g) Other contingencies

The indirect guarantees of the Parent Company, include joint and several guarantees for the debts of the following subsidiaries: Agricola El Penon S.A., VTR, Inversiones y Bosques S.A., Inversiones Ranquil S.A., Inversiones Punta Brava S.A., Inmobiliaria e Inversiones Hidroindustriales S.A. and LQIF. The relative loan agreements include clauses regarding the use of the funds and financial covenants that are normal for this type of agreement.

Quinenco has signed option contracts with the above companies, except LQIF, which are exercisable between February 28, 2003 and February 28, 2006, which state:

1. Quinenco may require that the above companies sell their shares in LQIF at a price to be determined based on the purchase price of these shares and borrowing costs, plus a further 2.0% calculated on the total of these items.

2. The above companies may require Quinenco to purchase shares of LQIF at a price to be determined based on the purchase price of these shares and borrowing costs, plus a further 0.5% calculated on such amounts.

Telsur and Telcoy, are in compliance with all the regulations applicable to them as telecommunications companies.

Certain obligations were reciprocally agreed to between the parties to a share purchase agreement between VTR and SBC International Inc. dated June 16, 1999, which could result in adjustments to the sale price.

On August 14, 2001, Armat S.A., a subsidiary of Madeco, signed a loan agreement with Scotiabank to restructure its working capital. The agreement means that Armat S.A. must comply, inter alia, with certain

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

obligations principally regarding the delivery of semi-annual information, annual audited financial statements, certain financial ratios and obligations regarding the ownership of Armat S.A.

At December 31, 2003, there is an obligation for deferred customs duties arising from the import of capital goods meeting the provisions of Law 1,226 of 1985 and Law 18,634 of 1987. The maturities of these obligations fall between April 2002 and October 2005.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 20 - NON-OPERATING INCOME AND EXPENSES

Non-operating income and expenses for each year are summarized as follows:

                                                                                                  Year ended December 31,
                                                                                       ---------------------------------------------
                                                                                          2001             2002              2003
                                                                                       -----------      -----------      -----------
                                                                                          ThCh$            ThCh$             ThCh$
Non-operating income:
Proportional share of net income of equity method investments (Note 10) .........       37,854,607       25,933,368       57,994,807
Gain on sale of Entel shares ....................................................       51,566,629               --               --
Gain on sale of Plava d.d .......................................................        1,331,703               --               --
Gain on sale of other investments ...............................................        4,938,728          435,361           17,810
Amortization of negative goodwill ...............................................        9,279,335        1,907,919       23,523,313
Amortization of unrealized gains ................................................          161,718          587,019               --
Tax refunds .....................................................................          149,115          393,341          486,894
Release of purchase price accruals ..............................................               --        3,296,718               --
Amount received from settlement payment (1) .....................................               --               --       36,035,025
Recovery of previous investments ................................................               --               --          518,824
Other ...........................................................................        1,802,545        1,324,105          950,322
                                                                                       -----------      -----------      -----------
        Total ...................................................................      107,084,380       33,877,831      119,526,995
                                                                                       ===========      ===========      ===========
Non-operating expenses:
Proportional share of net loss of equity method investments (Note 10) ...........          141,223          498,183          598,439
Amortization of goodwill ........................................................       28,512,937       20,737,172       20,094,838
Restructuring costs and severance indemnities ...................................        5,619,122        6,867,285          221,430
Losses on sales of investments, fixed assets and other ..........................        1,000,557        2,065,661        1,680,636
Financial, legal and other consulting services ..................................        4,543,407          739,573               --
Adjustment to market value of shares ............................................          105,098           34,340            6,751
Directors' compensation .........................................................          446,030          364,887        4,167,745
Adjustment of property, plant and equipment to net realizable value .............        2,735,516          848,680          489,166
Provision for losses on loans and recoverable taxes of foreign subsidiaries .....        3,402,582        2,678,109          483,135
Losses on construction contracts ................................................          906,366               --               --
Allowance for uncollectible debts ...............................................          686,145        1,166,629               --
Amortization of non-recurring expenses ..........................................        1,366,482          770,663               --
Financial consulting and other expenses for sale of Argentine subsidiary ........          545,261               --               --
Labor lawsuits ..................................................................        3,963,348          326,330          381,953
Legal expenses for defense of Lucchetti Peru ....................................        2,410,220        2,246,733        1,395,937
Valuation allowance for fixed and other assets, Argentina .......................       12,962,566        6,201,865          821,194
Impairment of equity investment in and account receivable with Lucchetti Peru ...               --       30,110,178               --
Depreciation of property, plant and equipment involved in temporary shutdown ....               --        3,284,965        1,984,140
Loss originated in non participation in capital increase of subsidiary(2) .......               --        2,762,883       21,130,016
Purchase price accruals .........................................................               --        1,250,433               --
Valuation allowance for accounts receivable to Lucchetti Peru ...................               --          875,093        1,187,600
Provision for liquidation of subsidiary Optel Ltda. (Brazil) ....................               --               --        4,917,485
Loss on sale of Hotel Carrera building ..........................................               --               --        4,713,021
Other ...........................................................................        3,250,066        2,715,096        2,165,322
                                                                                       -----------      -----------      -----------
        Total ...................................................................       72,596,926       86,544,758       66,438,808
                                                                                       ===========      ===========      ===========

1) Relates to the US $50 million payment made to Quinenco by FHI Finance Holding International during 2003, as part of the Settlement and Release Agreement signed on January 13, 2002 between Quinenco and the companies Schorghuber Stiftung & Co. Holding K.G., Bayerische BrauHolding A.G. and FHI Finance Holding International B.V. to settle arbitration proceedings concerning the joint investment in the equity method investment CCU.

2) Quinenco participated in the capital increase carried out by Madeco in March 2003, whereas the minority shareholders did not. This resulted in the recognition of negative goodwill. An extraordinary amortization of negative goodwill for ThCh$21,130,016 was recognized at the same time as this loss, the net effect on income being zero.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 21 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with related companies at December 31 of each year are as follows:

a)    Current assets

Notes and accounts receivable from related companies:

                                                                                                             At December 31,
                                                                                                      ---------------------------
                                                                                                         2002             2003
                                                                                                      ----------       ----------
           Company                         Nature of relationship           Nature of transaction        ThCh$            ThCh$
Cobrecon S.A.                           Equity method Investment          Services                       248,457          172,055
Transportes y Servicios Aereos S.A.     Equity method Investment          Services                            --        1,680,726
Blue Two Chile S.A.                     Subsidiary in development stage   Services                            --          289,995
Others related Companies                Various                           Various                        772,309          574,992
                                                                                                      ----------       ----------
        Total..................                                                                        1,020,766        2,717,768
                                                                                                      ==========       ==========

b)    Long-Term assets

Notes and accounts receivable from related companies:

                                                                                                             At December 31,
                                                                                                      ---------------------------
                                                                                                         2002             2003
                                                                                                      ----------       ----------
           Company                         Nature of relationship           Nature of transaction        ThCh$            ThCh$
Electromecanica Industrial S.A.         Related Company                   Services                       107,459          246,413
Promosol S.A.                           Equity method Investment          Services                        40,825           42,775
Lucchetti Peru                          Equity method Investment          Current account in US$       2,853,916        1,401,217
Transportes y Servicios Aereos S.A.     Equity method Investment          Services                     1,651,679               --
Inversiones Ontario S.A.                Affiliate                         Long-term loan                      --          211,784
                                                                                                      ----------       ----------
        Total                                                                                          4,653,879        1,902,189
                                                                                                      ==========       ==========

c)    Current Liabilities

Notes and accounts payable to related companies:

                                                                                                             At December 31,
                                                                                                      ---------------------------
                                                                                                         2002             2003
                                                                                                      ----------       ----------
           Company                         Nature of relationship          Nature of transaction        ThCh$            ThCh$
Colada Continua Chilena S.A.            Equity method Investment          Sales of products and
                                                                            services                     185,266          276,948
Other related companies...........      Various                           Various                        139,581          206,138
                                                                                                      ----------       ----------
        Total.....................                                                                       324,847          483,086
                                                                                                      ==========       ==========

The December 31, 2002 and 2003 balances maintained with Banco de Chile are included in bank loans for an amount of ThCh$29,615,944 and of ThCh$25,864,443 respectively and time deposits for an amount of ThCh$16,175,119 and of ThCh$7,006,413 respectively at the end of each year.

The December 31, 2002 and 2003 balance maintained with Andsberg Finance Corp. LI, company member of Luksic Group, is included in bank loans for an amount of ThCh$50,959,181 and of ThCh$53,000,082 respectively.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

d)    Long-Term liabilities

                                                                                                                 At December 31,
                                                                                                          -------------------------
                                                                                                             2002            2003
                                                                                                          --------        ---------
           Company                         Nature of relationship          Nature of transaction            ThCh$           ThCh$
Compania de Telecomunicaciones de       Equity method Investment
   Llanquihue S.A.................                                        Sales of products and services        --           24,829
                                                                                                          --------        ---------
        Total.....................                                                                              --           24,829
                                                                                                          ========        =========

Significant transactions with related parties are summarized as follows:

                                                                                  Revenue (Expenses) for the year-ended December 31,
                                                                                  -------------------------------------------------
Company                                         Transaction                           2001                2002              2003
-------                                         -----------                       -----------          ----------        ----------
                                                                                      ThCh$               ThCh$             ThCh$
Minera Los Pelambres S.A. ................      Services                              144,437             324,679          324,679
Telefonica del Sur Net S.A. ..............      Sales of products and services     (1,218,421)                 --               --
Promosol S.A. ............................      Sales of products and services     (1,748,945)                 --               --
Andsberg Finance Corp. Ltd. ..............      Financing and interest                     --          (4,601,191)       7,712,386
Banco de Chile ...........................      Investment income                     580,697           1,371,332          322,473
Alte S.A. ................................      Sales of products and services        142,336                  --               --
Compania de Telecomunicaciones de
  Llanquihue S.A. ........................      Services                              152,381            (202,586)        (179,023)
Embotelladoras Chilenas Unidas S.A. ......      Sales of products and services             --             686,952          761,700

On August 20, 2001, Quinenco announced that it had sold its 39.4% interest in Plava Laguna to Sutivan Investments, a Luksic Group company, for ThUS$29,624 (historical). The pre-tax gain on the sale of its interest was Ch$1,280 million (historical) (ThUS$1,955). Under the terms of the sales agreement, Quinenco has an option to purchase 50% of Sutivan Investments in 2004.

In accordance with Article 89 of the Chilean Companies Act, the Company's transactions with related parties have been carried out on an "arm's length" or market basis.

NOTE 22 - MINORITY INTEREST

Minority interest is summarized as follows:

                                                                                                  At December 31,
                                                                                           ---------------------------
                                                                                              2002             2003
                                                                                           ----------       ----------
                                                                                              ThCh$            ThCh$
Balance Sheet:
Madeco and subsidiaries ..............................................                     60,208,531       76,020,177
Telsur and subsidiaries ..............................................                     16,093,329       16,897,117
Lucchetti and subsidiaries ...........................................                      1,031,060        1,139,413
Hoteles Carrera ......................................................                        953,031          554,861
Other ................................................................                      1,820,794        1,747,459
                                                                                           ----------       ----------
        Total ........................................................                     80,106,745       96,359,027
                                                                                           ==========       ==========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

                                                                                        For the Year ended December 31,
                                                                           --------------------------------------------------------
                                                                               2001                  2002                  2003
                                                                           ------------          ------------          ------------
                                                                               ThCh$                 ThCh$                 ThCh$
Income Statement:
Madeco and subsidiaries ..........................................           24,205,788            20,043,348             5,439,424
Telsur and subsidiaries ..........................................           (2,500,109)           (1,745,058)           (2,115,865)
Lucchetti and subsidiaries .......................................              699,351             2,370,624               104,396
Hoteles Carrera ..................................................              102,159                65,396               345,390
Other ............................................................              165,414                (6,793)               42,750
                                                                           ------------          ------------          ------------
        Minority interest participation in net loss ..............           22,672,603            20,727,517             3,816,095
                                                                           ============          ============          ============

NOTE 23 - CONDENSED FINANCIAL STATEMENTS

Set forth below are condensed financial statements for the significant investment in CCU held through Quinenco's 50% owned company IRSA.

CCU Condensed Consolidated Balance Sheet

The condensed consolidated financial statements of CCU at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 are as follows:

                                                                                               At December 31,
                                                                                       ------------------------------
                                                                                           2002              2003
                                                                                       ------------      ------------
                                                                                           ThCh$             ThCh$
Assets
Current assets ...............................................................          220,346,843       199,541,116
Property, plant and equipment, net ...........................................          334,053,444       313,804,536
Other assets .................................................................          104,246,463        63,252,595
                                                                                       ------------      ------------
Total Assets .................................................................          658,646,750       576,598,247
                                                                                       ============      ============

Liabilities and Shareholders' Equity
Current liabilities ..........................................................          123,489,890       120,602,961
Long-term liabilities ........................................................           55,435,986       138,947,849
Minority interest ............................................................           41,901,344        38,275,838
Shareholders' equity .........................................................          437,819,530       278,771,599
                                                                                       ------------      ------------
Total Liabilities and Shareholders' Equity ...................................          658,646,750       576,598,247
                                                                                       ============      ============

CCU Condensed Consolidated Statements of Income

                                                                                           Year ended December 31,
                                                                           --------------------------------------------------------
                                                                               2001                  2002                  2003
                                                                           ------------          ------------          ------------
                                                                               ThCh$                 ThCh$                 ThCh$
Net sales ........................................................          374,088,147           349,349,505           384,064,231
Cost of sales ....................................................         (176,934,187)         (172,156,846)         (189,203,934)
Administrative and selling expenses ..............................         (151,742,626)         (139,051,067)         (148,997,512)
Non-operating income and expenses, net ...........................            3,858,077            (7,080,785)           13,641,860
Minority interest ................................................           (1,911,669)           (1,264,473)             (439,494)
Income tax .......................................................           (7,433,842)           (7,510,799)           (4,977,027)
                                                                           ------------          ------------          ------------
Net income .......................................................           39,923,900            22,285,535            54,088,124
                                                                           ============          ============          ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

CCU Condensed Consolidated Statements of Cash Flows

                                                                                           Year ended December 31,
                                                                             -----------------------------------------------------
                                                                                 2001                2002                 2003
                                                                             -------------       -------------       -------------
                                                                                 ThCh$               ThCh$                ThCh$
Cash Flows From Operating Activities
Net income .............................................................        39,923,900          22,285,535          54,088,124
Income from sales of assets ............................................       (17,786,124)           (682,872)         (1,364,639)
Charges to income that do not represent cash flows .....................        53,875,724          53,024,061          23,034,406
Changes in assets ......................................................       (10,838,666)        (12,924,951)        (19,102,393)
Changes in liabilities .................................................         3,435,984           2,442,535           6,239,499
Minority interest ......................................................         1,911,669           1,264,473             439,494
                                                                             -------------       -------------       -------------
Cash flows from operating activities ...................................        70,522,487          65,408,781          63,334,491
Cash flows from investing activities ...................................       (63,651,352)        (26,169,091)          9,125,569
Cash flows from financing activities ...................................         5,398,270         (12,728,147)        (97,760,899)
Price-level restatement of cash and cash equivalents ...................         1,946,483           1,643,905          (1,442,456)
                                                                             -------------       -------------       -------------
Net increase in cash and cash equivalents ..............................        14,215,888          28,155,448         (26,743,295)
Cash and cash equivalents at beginning of year .........................        50,727,781          64,943,669          93,099,117
                                                                             -------------       -------------       -------------
Cash and cash equivalents at end of year ...............................        64,943,669          93,099,117          66,355,822
                                                                             =============       =============       =============

The reconciliation between the equity holding in IRSA and the net assets and income of CCU is as follows:

                                                                                     At or for the  Year ended December 31,
                                                                             -----------------------------------------------------
                                                                                 2001                2002                 2003
                                                                             -------------       -------------       -------------
                                                                                 ThCh$               ThCh$                ThCh$
Balance sheet data:
Net worth of CCU .......................................................       428,161,252         437,819,530         278,771,599
Minority interest in CCU (1) ...........................................      (164,494,322)       (168,204,914)       (107,033,103)
Minority interest in IRSA (2) ..........................................      (131,906,304)       (134,854,254)        (86,057,019)
Other movements of balance sheet of IRSA ...............................           145,678              93,892             375,542
                                                                             -------------       -------------       -------------
Investment in IRSA under equity method (Note 10) .......................       131,906,304         134,854,254          86,057,019
                                                                             =============       =============       =============

Income statement data:
Net income of CCU ......................................................        39,923,900          22,285,535          54,088,124
Minority interest in CCU (3) ...........................................       (15,338,275)         (8,561,830)        (20,775,006)
Minority interest in IRSA (4) ..........................................       (12,240,174)         (6,818,403)        (15,992,426)
Other income and expenses of IRSA ......................................          (105,277)            (85,889)         (1,328,267)
                                                                             -------------       -------------       -------------
Equity in net earnings of IRSA (Note 10) ...............................        12,240,174           6,819,413          15,992,425
                                                                             =============       =============       =============

IRSA's investment in CCU ...............................................             61.58%              61.58%              61.61%
Quinenco's investment in IRSA ..........................................             50.00%              50.00%              50.00%

(1) Corresponds to differences between the shareholders' equity of CCU and the amount recognized via the equity method in IRSA.

(2) Corresponds to the difference between the shareholders' equity of IRSA and the amount recognized via the equity method in Quinenco.

(3) Corresponds to difference between of the net income of CCU and the net income recognized in IRSA.

(4) Corresponds to proportion of the net income of IRSA recognized in minority shareholders'.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 24 - SEGMENT REPORTING:

Quinenco provides disclosures in accordance with Statement of Financial Accounting Standards 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information available is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. In accordance with SFAS 131, Quinenco manages its business in five segments: Financial Services (Banco de Chile), Food and Beverage (CCU-Lucchetti), Telecommunications (Telsur), Manufacturing (Madeco), and Other. Other includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

The accounting policies of each segment are the same as those as described in the "Summary of Significant Accounting Policies"(Note 2).

In addition, for Financial Services, interest revenue and expense are recognized on the accrual basis using the effective interest method. The carrying amounts of loans, investments and liabilities include accrued interest and the indexation adjustment applicable to balances that are denominated in UFs or other indexes. The effect of changes in the UF index on interest-bearing assets and liabilities are reflected in the income statement as an increase or decrease in interest revenue or expense

The Bank generally suspends the accrual of interest and indexation adjustment of principal on loans beginning on the first day that such loans are overdue and on amounts not yet due for loans on which any installments of principal or interest are 90 days overdue. Previously accrued interest remains on the Bank's books and is considered to be a part of the loan balance when determining the Allowance for loan losses. Payments received on overdue loans are recognized as income, after reducing the recorded balance of accrued interest receivable, if applicable, to the extent of interest earned but not recorded

Fees and expenses related to loans, as well as fees for services rendered, are deferred and recognized in income over the term of the loans to which they relate, and to the period that the services are performed.

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

Consistent with US GAAP reporting requirements of financial information reviewed by the chief operating decision maker, the following segment information presented has been determined in

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

accordance with Chilean GAAP. In accordance with Chilean GAAP, and as described in Note 10, Investments, Lucchetti Peru was consolidated through December 31, 2002 but the balance sheet as of and subsequent to that date was not consolidated.

Segment information is presented below:

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

                                                                                Year ended December 31, 2001
                                                         --------------------------------------------------------------------------



                                                         Financial Services             Food and beverage        Telecommunications

                                                           Banco de Chile-           CCU             Lucchetti           Telsur
                                                          Banco Edwards (1)
                                                                ThCh$               ThCh$              ThCh$             ThCh$
                                                         --------------------------------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers .......................                --        374,021,734        89,731,180        47,166,412
Intersegment sales ....................................                --             66,413                --             1,564
                                                         --------------------------------------------------------------------------
       Total revenues .................................                --        374,088,147        89,731,180        47,167,976
                                                         --------------------------------------------------------------------------

Operating  income before general corporate expenses ...                --        197,153,960        26,816,633        28,052,160
General corporate expenses ............................                --       (151,742,625)      (24,063,397)      (14,069,022)
                                                         --------------------------------------------------------------------------
Operating income (loss) ...............................                --         45,411,335         2,753,236        13,983,138
Interest income .......................................                --          3,566,173           335,093           375,638
Non-operating income ..................................                --         20,657,882           913,912           606,563
Interest expense ......................................                --         (6,457,498)       (9,624,972)       (3,064,296)
Non-operating expense .................................                --        (11,412,964)       (5,754,712)         (660,444)

 Financial Services
Net interest revenue and expenses .....................       349,020,650                 --                --                --
Provision for loan losses .............................       (94,197,084)                --                --                --
Income from services, net .............................        80,063,569                 --                --                --
Other operating income, net ...........................        11,495,315                 --                --                --
Other income and expenses, net ........................        20,872,579                 --                --                --
Operating expenses ....................................      (255,548,655)                --                --                --

Price-level restatement, net ..........................       (10,350,985)        (2,495,517)        1,814,399          (387,011)
Income tax ............................................          (372,427)        (7,433,842)        2,897,828        (1,862,699)
Minority interest .....................................                --         (1,911,669)               22          (167,355)
                                                         --------------------------------------------------------------------------
       Net income (loss) ..............................       100,982,962         39,923,900        (6,665,194)        8,823,534
                                                         ==========================================================================

Balance Sheet Data (at December 31):
Identifiable assets ...................................     8,791,332,910        534,398,749       121,195,027       130,135,732
Cash and cash equivalents .............................       549,225,345         59,264,394         2,422,350           803,694
Accounts receivable from related companies ............                --            902,356            92,404         5,557,264
Investments in related and other companies and goodwill         5,415,802         60,202,688           325,289           543,236
                                                         --------------------------------------------------------------------------
       Total assets ...................................     9,345,974,057        654,768,187       124,035,070       137,039,926
                                                         ==========================================================================

                                                                                Year ended December 31, 2001
                                                         --------------------------------------------------------------------------
                                                                           Elimination of
                                                                            Companies not
                                                                            Consolidated
                                                          Manufacturing                        Other     Eliminations  Consolidated

                                                             Madeco              (2)         (3) (4)

                                                              ThCh$             ThCh$          ThCh$         ThCh$         ThCh$
                                                         --------------------------------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers .......................    344,508,866      (374,021,734)   11,734,624            --    493,141,082
Intersegment sales ....................................        779,058           (66,413)      492,978    (1,273,600)            --
                                                         --------------------------------------------------------------------------
       Total revenues .................................    345,287,924      (374,088,147)   12,227,602    (1,273,600)   493,141,082
                                                         --------------------------------------------------------------------------

Operating  income before general corporate expenses ...     46,838,557      (197,153,960)     (347,610)           --    101,359,740
General corporate expenses ............................    (35,742,686)      151,742,625    (9,572,286)      309,003    (83,138,388)
                                                         --------------------------------------------------------------------------
Operating income (loss) ...............................     11,095,871       (45,411,335)   (9,919,896)      309,003     18,221,352
Interest income .......................................      1,999,116        (3,566,173)   22,939,017   (17,389,685)     8,259,179
Non-operating income ..................................      4,161,130       (20,657,882)  101,402,775            --    107,084,380
Interest expense ......................................    (22,126,690)        6,457,498   (43,961,065)   17,389,685    (61,387,338)
Non-operating expense .................................    (34,396,738)       11,412,964   (31,785,032)           --    (72,596,926)

 Financial Services
Net interest revenue and expenses .....................             --      (349,020,650)           --            --             --
Provision for loan losses .............................             --        94,197,084            --            --             --
Income from services, net .............................             --       (80,063,569)           --            --             --
Other operating income, net ...........................             --       (11,495,315)           --            --             --
Other income and expenses, net ........................             --       (20,872,579)           --            --             --
Operating expenses ....................................             --       255,548,655            --            --             --

Price-level restatement, net ..........................    (13,746,900)       12,846,502     1,259,208            --    (11,060,304)
Income tax ............................................       (435,218)        7,806,269     4,341,554            --      4,941,465
Minority interest .....................................      1,334,472         1,911,669    21,505,464            --     22,672,603
                                                         --------------------------------------------------------------------------
       Net income (loss) ..............................    (52,114,957)     (140,906,862)   65,782,025       309,003     16,134,411
                                                         ==========================================================================

Balance Sheet Data (at December 31):
Identifiable assets ...................................    371,374,081    (9,325,731,659)   81,947,111            --    704,651,951
Cash and cash equivalents .............................      4,625,266      (608,489,739)   47,194,290            --     55,045,600
Accounts receivable from related companies ............        538,008          (902,356)    3,365,447            --      9,553,123
Investments in related and other companies and goodwill     44,471,381       (65,618,490)  809,570,694            --    854,910,600
                                                         --------------------------------------------------------------------------
       Total assets ...................................    421,008,736   (10,000,742,244)  942,077,542            --  1,624,161,274
                                                         ==========================================================================

(1) Banco de Chile and Banco Edwards are an equity method investment under Chilean GAAP and is presented here as a separate segment. In order to reconcile to the consolidated financial statements, it is removed in the column, "elimination of companies not consolidated and the equity participation is added in one line in the column "other".

(2)   This column includes the elimination of CCU, Banco de Chile and Banco
      Edwards

(3) This column includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(4) The net equity investments in CCU, Banco de Chile and Banco Edwards are included in the column entitled "Other" in the caption "Non-Operating income".

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

                                                                       Year ended December 31, 2002
                                           -----------------------------------------------------------------------------------------



                                           Financial Services          Food and beverage          Telecommunications   Manufacturing

                                           Banco de Chile (1)       CCU              Lucchetti          Telsur            Madeco
                                                 ThCh$              ThCh$              ThCh$             ThCh$             ThCh$
                                           -----------------------------------------------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers .......                --        349,349,505         84,636,517        47,112,075       258,462,506
Intersegment sales ....................                --                 --                 --                --           382,915
                                           -----------------------------------------------------------------------------------------
     Total revenues ...................                --        349,349,505         84,636,517        47,112,075       258,845,421
                                           -----------------------------------------------------------------------------------------

Operating income before general
  corporate expenses ..................                --        177,021,259         22,638,874        27,627,184        32,012,500
General corporate expenses ............                --       (139,051,067)       (19,933,907)      (14,347,577)      (27,969,011)
                                           -----------------------------------------------------------------------------------------
Operating income ......................                --         37,970,192          2,704,967        13,279,607         4,043,489
Interest income .......................                --          1,651,716            140,489           360,012         1,585,938
Non-operating income ..................                --          4,698,899            209,759           704,950           715,160
Interest expense ......................                --         (3,871,422)        (4,948,204)       (3,287,938)      (19,282,582)
Non-operating expense .................                --         (5,849,240)       (35,033,590)       (2,620,658)      (22,537,041)

Financial Services
Net interest revenue and expenses .....       371,271,960                 --                 --                --                --
Provision for loan losses .............      (101,650,440)                --                 --                --                --
Income from services, net .............        87,552,860                 --                 --                --                --
Other operating income, net ...........       (30,325,250)                --                 --                --                --
Other income and expenses, net ........        (5,348,960)                --                 --                --                --
Operating expenses ....................      (259,811,390)                --                 --                --                --

Price-level restatement, net ..........        (9,691,960)        (3,710,738)          (487,154)         (414,803)       (8,526,775)
Income tax ............................         1,164,530         (7,510,799)          (181,354)       (1,797,841)        1,416,371
Minority interest .....................                --         (1,264,473)               158          (135,588)        2,017,913
                                           -----------------------------------------------------------------------------------------
     Net income (loss) ................        53,161,350         22,114,135        (37,594,929)        6,087,741       (40,567,527)
                                           =========================================================================================

Balance Sheet Data (as of December 31):
Identifiable assets ...................     7,993,979,310        488,767,503         73,931,325       136,509,162       328,707,965
Cash and cash equivalents .............       683,187,230         93,099,117             89,441         1,962,591         7,836,288
Accounts receivable from related
  companies ...........................                --          2,628,155          2,905,605            94,299           876,147
Investments in related and other
  companies and goodwill ..............         4,824,770         74,993,524            181,642           341,694        44,513,198
                                           -----------------------------------------------------------------------------------------
     Total assets .....................     8,681,991,310        659,488,299         77,108,013       138,907,746       381,933,598
                                           =========================================================================================

                                                                Year ended December 31, 2002
                                           -----------------------------------------------------------------------

                                            Elimination of
                                            Companies not
                                             Consolidated           Other           Eliminations      Consolidated

                                                 (2)               (3) (4)
                                                 ThCh$              ThCh$               ThCh$             ThCh$
                                           -----------------------------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers .......      (349,349,505)        10,050,583                 --        400,261,681
Intersegment sales ....................                --            293,808           (676,723)                --
                                           -----------------------------------------------------------------------
     Total revenues ...................      (349,349,505)        10,344,391           (676,723)       400,261,681
                                           -----------------------------------------------------------------------

Operating income before general
  corporate expenses ..................      (177,021,259)        (1,117,726)                --         81,160,832
General corporate expenses ............       139,051,067         (9,207,406)           676,723        (70,781,178)
                                           -----------------------------------------------------------------------
Operating income ......................       (37,970,192)       (10,325,132)           676,723         10,379,654
Interest income .......................        (1,651,716)        20,122,354        (16,807,581)         5,401,212
Non-operating income ..................        (4,698,899)        32,247,962                            33,877,831
Interest expense ......................         3,871,422        (40,523,280)        16,807,581        (51,234,423)
Non-operating expense .................         5,849,240        (26,353,469)                          (86,544,758)

Financial Services
Net interest revenue and expenses .....      (371,271,960)                --                 --                 --
Provision for loan losses .............       101,650,440                 --                 --                 --
Income from services, net .............       (87,552,860)                --                 --                 --
Other operating income, net ...........        30,325,250                 --                 --                 --
Other income and expenses, net ........         5,348,960                 --                 --                 --
Operating expenses ....................       259,811,390                 --                 --                 --

Price-level restatement, net ..........        13,402,698            443,835                 --         (8,984,897)
Income tax ............................         6,346,269            705,674                 --            142,850
Minority interest .....................         1,264,473         18,845,034                 --         20,727,517
                                           -----------------------------------------------------------------------
     Net income (loss) ................       (75,275,485)        (4,837,021)           676,723        (76,235,013)
                                           =======================================================================

Balance Sheet Data (as of December 31):
Identifiable assets ...................    (8,482,746,813)        54,393,929                 --        593,542,381
Cash and cash equivalents .............      (776,286,347)        84,129,725                 --         94,018,045
Accounts receivable from related
  companies ...........................        (2,628,155)         3,971,076                 --          7,847,127
Investments in related and other
  companies and goodwill ..............       (79,818,294)       798,026,325                 --        843,062,859
                                           -----------------------------------------------------------------------
     Total assets .....................    (9,341,479,609)       940,521,055                 --      1,538,470,412
                                           =======================================================================

(1) Banco de Chile is an equity method investment under Chilean GAAP and is presented here as a separate segment. In order to reconcile to the consolidated financial statements, it is removed in the column, "elimination of companies not consolidated and the equity participation is added in one line in the column "other".

(2)   This column includes the elimination of CCU and Banco de Chile

(3) This column includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(4) The net equity investments in CCU and Banco de Chile are included in the column entitled "Other" in the caption "Non-Operating income".

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

                                                                         Year ended December 31, 2003
                                            ----------------------------------------------------------------------------------------



                                            Financial Services           Food and beverage       Telecommunications    Manufacturing

                                            Banco de Chile (1)        CCU           Lucchetti           Telsur             Madeco
                                                  ThCh$              ThCh$            ThCh$             ThCh$              ThCh$
                                            ----------------------------------------------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers .......                  --       384,064,231       59,115,255        51,468,755        236,294,285
Intersegment sales ....................                  --                --              992            12,351          1,371,746
                                            ----------------------------------------------------------------------------------------
     Total revenues ...................                  --       384,064,231       59,116,247        51,481,106        237,666,031
                                            ----------------------------------------------------------------------------------------

Operating  income before general
  corporate expenses ..................                  --       194,860,297       18,310,591        26,204,413         29,228,646
General corporate expenses ............                  --      (148,997,512)     (15,416,430)      (13,887,621)       (21,771,874)
                                            ----------------------------------------------------------------------------------------
Operating income (loss) ...............                  --        45,862,785        2,894,161        12,316,792          7,456,772
Interest income .......................                  --         2,529,007           31,080            70,752          1,114,271
Non-operating income ..................                  --        21,960,954          134,815           886,728            823,694
Interest expense ......................                  --        (5,661,161)      (2,889,478)       (3,027,495)       (12,461,680)
Non-operating expense .................                  --        (6,448,576)      (4,120,522)         (481,421)       (13,236,468)

 Financial Services
Net interest revenue and expenses .....         224,470,000                --               --                --                 --
Provision for loan losses .............         (60,069,000)               --               --                --                 --
Income from services, net .............         103,389,000                --               --                --                 --
Other operating income, net ...........          96,391,000                --               --                --                 --
Other income and expenses, net ........           8,746,002                --               --                --                 --
Operating expenses ....................        (224,436,000)               --               --                --                 --

Price-level restatement, net ..........          (4,036,000)        1,261,636          111,164          (141,167)         1,739,726
Income tax ............................         (13,902,000)       (4,977,027)       1,703,287        (2,040,530)        (1,592,412)
Minority interest .....................                  (2)         (439,494)             (66)         (153,843)          (578,227)
                                            ----------------------------------------------------------------------------------------
     Net income (loss) ................         130,553,000        54,088,124       (2,135,559)        7,429,816        (16,734,324)
                                            ========================================================================================

Balance Sheet Data (as of December 31):
Identifiable assets ...................       8,387,772,000       475,531,561       69,770,866       129,032,723        313,514,853
Cash and cash equivalents .............         856,834,000        66,355,822        8,057,256         1,896,695          5,421,093
Accounts receivable from related
  companies ...........................                   0           676,390        1,454,748           289,995          1,029,079
Investments in related and other
  companies and goodwill ..............           5,296,000        34,034,474          174,392           576,532         33,710,765
                                            ----------------------------------------------------------------------------------------
     Total assets .....................       9,249,902,000       576,598,247       79,457,262       131,795,945        353,675,790
                                            ========================================================================================

                                                                  Year ended December 31, 2003
                                            -----------------------------------------------------------------------
                                              Elimination of
                                              Companies not
                                               Consolidated          Other          Eliminations       Consolidated

                                                   (2)              (3) (4)
                                                  ThCh$              ThCh$             ThCh$              ThCh$
                                            -----------------------------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers .......       (384,064,231)        10,501,131                 --        357,379,426
Intersegment sales ....................            (22,648)          (657,056)          (705,385)                 0
                                            -----------------------------------------------------------------------
     Total revenues ...................       (384,086,879)         9,844,075           (705,385)       357,379,426
                                            -----------------------------------------------------------------------

Operating  income before general
  corporate expenses ..................       (194,860,297)        (1,391,602)                --         72,352,048
General corporate expenses ............        148,997,512         (9,234,543)           705,385        (59,605,083)
                                            -----------------------------------------------------------------------
Operating income (loss) ...............        (45,862,785)       (10,626,145)           705,385         12,746,965
Interest income .......................         (2,529,007)        13,398,673        (11,686,357)         2,928,419
Non-operating income ..................        (21,960,954)       117,681,758                 --        119,526,995
Interest expense ......................          5,661,161        (28,500,080)        11,686,357        (35,192,376)
Non-operating expense .................          6,448,576        (48,600,397)                --        (66,438,808)

 Financial Services
Net interest revenue and expenses .....       (224,470,000)                --                 --                 --
Provision for loan losses .............         60,069,000                 --                 --                 --
Income from services, net .............       (103,389,000)                --                 --                 --
Other operating income, net ...........        (96,391,000)                --                 --                 --
Other income and expenses, net ........         (8,746,002)                --                 --                 --
Operating expenses ....................        224,436,000                 --                 --                 --

Price-level restatement, net ..........          2,774,364          1,166,595                 --          2,876,318
Income tax ............................         18,879,027           (639,107)                --         (2,568,762)
Minority interest .....................            439,496          4,548,231                 --          3,816,095
                                            -----------------------------------------------------------------------
     Net income (loss) ................       (184,641,124)        48,429,528            705,385         37,694,846
                                            =======================================================================

Balance Sheet Data (as of December 31):
Identifiable assets ...................     (8,863,303,561)        35,308,716                 --        547,627,158
Cash and cash equivalents .............       (923,189,822)        40,933,601                 --         56,308,645
Accounts receivable from related
  companies ...........................           (676,390)         1,846,135                 --          4,619,957
Investments in related and other
  companies and goodwill ..............        (39,330,474)       748,342,906                 --        782,804,595
                                            -----------------------------------------------------------------------
     Total assets .....................     (9,826,500,247)       826,431,358                 --      1,391,360,355
                                            =======================================================================

(1) Banco de Chile is an equity method investment under Chilean GAAP and is presented here as a separate segment. In order to reconcile to the consolidated financial statements, it is removed in the column, "elimination of companies not consolidated and the equity participation is added in one line in the column "other".

(2)   This column includes the elimination of CCU and Banco de Chile

(3) This column includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(4) The net equity investments in CCU and Banco de Chile are included in the column entitled "Other" in the caption "Non-Operating income".

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

Depreciation for each of the segments was as follows:

                                                                                              Years ended December 31,
                                                                                 --------------------------------------------------
                                                                                     2001               2002               2003
                                                                                 ------------       ------------       ------------
                                                                                     ThCh$              ThCh$              ThCh$
Segment
Financial Services
   Banco de Chile .........................................................         8,152,831         16,395,891         13,763,224
   Banco Edwards ..........................................................         7,716,729                 --                 --
Food and Beverage
   CCU ....................................................................        41,817,651         43,447,971         40,161,075
   Lucchetti ..............................................................         4,678,983          3,823,533          2,936,391
Telecommunications
   Telsur .................................................................         9,835,738         10,682,631         12,696,750
Manufacturing
   Madeco .................................................................        15,367,656         12,913,549         11,072,480
Other (1) .................................................................         2,125,950          2,030,457          1,962,295
Elimination of non-consolidated companies (2) .............................       (57,687,211)       (59,843,862)       (53,924,299)
                                                                                 ------------       ------------       ------------
        Total depreciation ................................................        32,008,327         29,450,170         28,667,916
                                                                                 ============       ============       ============

(1) Includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(2) Includes the elimination of non-consolidated companies CCU, Banco de Chile and Banco Edwards.

Capital expenditures, comprised of additions to property plant and equipment, for each of the segments were as follows:

                                                                                             Years ended December 31,
                                                                                 --------------------------------------------------
                                                                                     2001               2002               2003
                                                                                 ------------       ------------       ------------
                                                                                     ThCh$              ThCh$              ThCh$
Segment:
Financial Services
   Banco de Chile .........................................................        10,415,810         12,116,900          6,805,300
   Banco Edwards ..........................................................         6,770,452                 --                 --
Food and Beverage
   CCU ....................................................................        35,123,627         20,476,274         24,772,968
   Lucchetti ..............................................................           695,889          1,818,693            325,030
Telecommunications
   Telsur .................................................................        21,008,933         14,477,975          7,241,195
Manufacturing
   Madeco .................................................................         8,918,274          6,464,838          3,478,819
Other (1) .................................................................         2,424,765             38,858          1,030,448
Elimination of non-consolidated companies (2) .............................       (52,309,889)       (32,593,174)       (31,578,268)
                                                                                 ------------       ------------       ------------
     Total capital expenditures ...........................................        33,047,861         22,800,364         12,075,492
                                                                                 ============       ============       ============

(1) Includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(2) Includes the elimination of non-consolidated companies CCU, Banco de Chile and Banco Edwards.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

Property, plant and equipment for each of the segments were as follows:

                                                                                            Years ended December 31,
                                                                              -----------------------------------------------------
                                                                                  2001                2002                 2003
                                                                              -------------       -------------       -------------
                                                                                  ThCh$               ThCh$                ThCh$
Segment:
Financial Services
   Banco de Chile ......................................................         88,535,980         127,754,900         140,736,900
   Banco Edwards .......................................................         61,826,277                  --                  --
Food and Beverage
   CCU .................................................................        356,356,353         334,053,444         313,804,536
   Lucchetti ...........................................................         75,314,562          38,965,621          36,472,439
Telecommunications
   Telsur ..............................................................        107,769,210         112,527,301         104,764,935
Manufacturing
   Madeco ..............................................................        208,035,745         203,244,824         162,759,476
Other (1) ..............................................................         43,501,624          41,653,578          21,780,320
Elimination of non-consolidated companies (2) ..........................       (506,718,610)       (461,808,344)       (454,541,436)
                                                                              -------------       -------------       -------------
     Total Property, plant and equipment ...............................        434,621,141         396,391,324         325,777,170
                                                                              =============       =============       =============

(1) Includes the real estate and hotel administration as well as Quinenco and intermediate holding companies.

(2)   Includes the elimination of CCU, Banco de Chile and Banco Edwards.

Sales, which relate to non-Financial Service companies, detailed by major geographic areas were as follows:

Sales (1)                                                                                   Years ended December 31,
                                                                              -----------------------------------------------------
                                                                                  2001                2002                 2003
                                                                                  ThCh$               ThCh$                ThCh$
Chile ..................................................................        455,487,018         617,174,608         610,297,631
Argentina ..............................................................        104,298,502          40,546,672          55,603,644
Peru ...................................................................         30,121,867          44,835,427          24,797,469
Brazil .................................................................        110,963,049          71,793,121          51,040,913
Sub-total ..............................................................        700,870,436         774,349,828         741,739,657
Elimination of non-consolidated companies (2) ..........................       (355,582,511)       (374,088,147)       (384,360,231)
                                                                              -------------       -------------       -------------
     Total .............................................................        345,287,925         400,261,681         357,379,426
                                                                              =============       =============       =============

(1)   The table above does not include Banco de Chile and Banco Edwards.

(2)   Includes the elimination of CCU.

NOTE 25 - SUBSEQUENT EVENT

On March 31, 2004, Lucchetti disposed of its Chilean based operations to Corpora Tresmontes for ThCh$56,074,430 less financial debt, generating a gain on sale of ThCh$1,276,001. The sale represented approximately 85% of Lucchetti's consolidated net assets. The sale did not include Lucchetti Peru, Lucchetti's 50% participation in the chocolate and cookie maker Calaf, two properties in Chile, deferred tax credits or settlement rights in Lucchetti's arbitration proceedings against the Peruvian Government.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

NOTE 26 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile (Chilean GAAP) vary in certain important respects from accounting principles generally accepted in the United States of America (US GAAP). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

The principal differences between Chilean GAAP and US GAAP are described below together with explanations, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders' equity. Under Chilean GAAP, banking operations are not generally consolidated with non-financial businesses primarily due to the dissimilarity of both the nature of the businesses and the related accounting policies. However, under US GAAP consolidation of the Company's banking operations would be required under Statement of Financial Accounting Standards 94 ("SFAS 94"), which deals with the consolidation of all majority-owned subsidiaries. As a result, where appropriate, adjustments to US GAAP of the Company's banking operations are disclosed on a gross basis with a separate adjustment for taxes, providing separate disclosure for items that would impact several balance sheet accounts under US GAAP separated between the Company's banking operations and non-financial businesses. Additional disclosure required under US GAAP of the consolidation of majority owned subsidiaries is provided in part II of this note. This information has been presented on a Chilean GAAP basis. References below to "the Bank" are to the merged Banco de Chile and Banco Edwards. References below to "SFAS" are to United States Statements of Financial Accounting Standards and references to "FASB" are to the Financial Accounting Standards Board.

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

Although the cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2003 was approximately 7.25%, the inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions that have affected the Chilean economy in the past. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to US GAAP.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(b) Deferred income taxes

Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. At the time, Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability was either offsetting or not expected to be realized.

Beginning January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 and its related amendments issued by the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as "complementary") asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary assets or liabilities are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under US GAAP, companies must account for deferred taxes in accordance with Statement of Financial Accounting Standards 109 Accounting for Income taxes ("SFAS 109"), which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

            o A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards.

            o The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

            o The measurement of deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.

For the years ended December 31, 2001, 2002 and 2003 the principal difference between Chilean GAAP and US GAAP relates to the amortization of the contra asset and liability recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000.

To the extent that the US GAAP adjustments generate temporary differences (i.e. that they will reverse in the future) between the tax basis and the US GAAP basis of assets and liabilities then an adjusting entry to record the appropriate deferred tax impact must be made. For the years ended December 31, 2001, 2002 and 2003, the purchase accounting adjustments, staff severance indemnities, derivatives, the impairment of property, plant and equipment, investment securities and certain adjustments relating to the restructuring provisions generated temporary differences and therefore the deferred income tax effect of such adjustments has been recorded.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The effect of differences in accounting for deferred taxes on net income and shareholders' equity is included in paragraph I (ff) below and certain disclosures required under FAS 109 are set forth under paragraph II c) below.

(c) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company's net income less negative goodwill amortization in the parent company for each year as determined in accordance with Chilean GAAP. Since the payment of the 30% dividend out of each year's income is a legal requirement in Chile, provision has been made in the accompanying US GAAP reconciliation in I (ff) below to recognize this effect. In addition no provision was made for the year ended December 31, 2002 as the Company had a net loss, no provision was made for the year ended December 31, 2003 as the Company has already paid an interim dividend greater than 30% of income as of the year end. The effects of the accounting for the minimum dividend are shown in the paragraph I (ff) below.

(d) Reversal of the revaluation of property, plant and equipment

As mentioned in Note 2 i), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for each year is shown in paragraph I (ff) below as follows:

      (d-1) Reversal of the revaluation of property, plant and equipment.

      (d-2) Reversal of the accumulated depreciation of the revalued property, plant and equipment.

(e)Investment securities

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The Company held a 5.69% ownership interest in Entel at December 31, 2001, 2002 and 2003, respectively. Under Chilean GAAP, the Company has recorded its equity participation in the net income of Entel under the equity method and has recorded goodwill and negative goodwill arising from the various acquisitions of shares. Under US GAAP, these investments would be classified as available-for-sale marketable securities and held at fair value. Additionally, due to the sale of 7.99% of its investment in 2001 and the distinct methods used to account for the investments, there is also an adjustment between Chilean GAAP and US GAAP relating to the gain on the sale, which under US GAAP was calculated based on the average cost of the securities purchased. The effect of the differences in the accounting method and the gain in the sale are included in paragraph I (ff) below as follows:

      (e-1-1) The effects of recording the investments in other companies classified as available-for-sale under US GAAP at their fair value

      (e-1-2) The reversal of the equity method participation in the net income of Entel.

      (e-1-3) The reversal of goodwill and accumulated amortization recorded on certain acquisitions of Entel shares.

      (e-1-4) The reversal of negative goodwill and accumulated amortization recorded on certain acquisitions of Entel shares.

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

Under US GAAP, based upon the criteria above, the Company's banking operations have determined that under US GAAP, their investments should be classified as "trading", "available-for-sale" and "held-to-maturity". Consequently, investments classified as permanent are considered to be "available-for-sale" and all other investments are considered to be "trading", with the exception of certain Central Bank securities and other investments, maintained by banking branches in the United States of America, some of which are classified as "held-to-maturity". The effect of eliminating the market value adjustment for the held to maturity securities is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (ff) above.

(f) Employee severance indemnities

For Chilean GAAP purposes, the Company accrues for severance indemnities when rights to such benefits have been formally guaranteed to employee groups. Those obligations are based on the present value of the liability determined at the end of each year based on the current salary and number of years of service to date of each employee. The Company uses a real discount rate and a projected employee service life based on probable tenure for vested employees. The real annual discount rate does not include a projection of inflation and accordingly, future salary increases are also excluded from the calculation of the obligation, because all such future increases are expected to approximate the increase in inflation over a long-term period.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

For US GAAP purposes, the severance indemnities described above are determined based on the vested benefits to which the employees are entitled if they separate immediately (settlement basis) in accordance with EITF 88-1 "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan" ("EITF 88-1"). The effect of differences in the accounting for employee severance indemnities is included in paragraph I (ff) below as follows:

      (f-1) The effect of recognizing the short-term portion of the additional liability.

      (f-2) The effect of recognizing the long-term portion of the additional liability.

(g) Deficit during development stage

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor's proportional share of the subsidiary's results of operations are taken to a reserve which forms part of the investor's shareholders' equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations charged directly to income. The effect of differences in accounting methods is included in paragraph I (ff) below. No disclosure of the effect of consolidation of such subsidiaries has been made considering that the effects are not material. During 2004 a new technical bulletin is expected to change the accounting rules for such subsidiaries and Chilean GAAP treatment will become consistent with US GAAP.

(h) Advertising costs

During 1998, Lucchetti capitalized corporate image advertising costs incurred in connection with obtaining a municipal license for the construction of its plant in Lima, Peru. During 1999, Lucchetti started amortizing the capitalized advertising costs. For US GAAP purposes, those costs cannot be capitalized and were charged to income. During the year ended December 31, 2001, the effect of reversing the amortization that is included in the income statement in Chilean GAAP is included in discontinued operations in paragraph I (ff) below. In the year ended December 31, 2002, under Chilean GAAP, all such costs were written-off as part of the provision for the closure of the plant in Peru and subsequently, there is no longer a difference in shareholders' equity between Chilean GAAP and US GAAP as of December 31, 2002 and 2003. The adjustment to reverse the write-down of previously capitalized costs taken in the year ended December 31, 2002 under Chilean GAAP has been included within discontinued operations, included in paragraph I (ff) below.

(i) Restructuring costs

During 1999, Madeco began restructuring a portion of its operations. As part of this process, certain operating plants were either closed or transferred and merged with other plants. At December 31, 1999, some steps related to this process were not complete and accordingly, the Company recorded provisions for the estimated costs to completion. The estimated costs related to employee benefits, such as staff severance indemnities and termination benefits, and costs associated with the relocation of plant facilities. During 2000 and 2001, other subsidiaries of the Company also implemented restructuring plans.

The recognition of liabilities related to a restructuring process under US GAAP is prescribed by SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities", effective for disposal activities after December 31, 2002, and Emerging Issue Task Force 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"), applicable prior to the application of SFAS 146. In order to recognize a

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

liability for employee termination benefits and other restructuring costs under both EITF 94-3 and SFAS 146, prior to the date of the financial statements, certain specific conditions must be met or exist.

At December 31, 2001, 2002 and 2003, some of the required conditions had not been met or did not exist with respect to the restructuring process of the Company and its subsidiaries, therefore, an adjustment to reverse a portion of the restructuring provisions was included in the reconciliation to US GAAP in each of those years. The adjustment to reverse the restructuring provisions in each of the three years ended December 31, 2003 is included in paragraph I (ff) below.

(j) Goodwill

Under Chilean GAAP, prior to the implementation of Technical Bulletin 72, ("BT 72") which is mandatory for periods beginning after December 31, 2003, the excess of cost over the net book value of a purchased company was recorded as goodwill and amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquiring company generates sufficient income to absorb the additional amortization in any given year.

Under US GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill. Prior to July 1, 2001 under US GAAP, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years. For US GAAP purposes, the Company adopted SFAS 142, as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under this standard, all goodwill and indefinite-lived intangible assets, including that acquired before initial application of the standard, are not amortized, but must be tested for impairment on a segmental basis at least annually.

Under Chilean GAAP, goodwill is amortized over the estimated period of return of the investment made. Impairment tests are only performed if there is evidence of impairment.

In December 2003, the Company performed its annual impairment test under SFAS No.142. As a result of that test, the Company booked an amount of ThCh$5,938,000, related to goodwill impairment in its subsidiary Madeco, specifically related to its Ficap plant in Brazil.

The effect of differences in accounting methods for goodwill is included in paragraph I (ff) below.

(k) Negative goodwill

Under Chilean GAAP, prior to the implementation of BT 72, negative goodwill was calculated as the excess of the net book value over the purchase price of companies acquired. Negative goodwill is capitalized as a credit to the balance sheet and amortized over a period not exceeding 20 years.

Under US GAAP, prior to the adoption of SFAS 142, negative goodwill was considered as a reduction of the long-term non-monetary assets (excluding long-term investments in marketable securities) of the acquired company, and if a credit remained after reducing those assets to zero, negative goodwill was recorded on the balance sheet and amortized over the period of expected benefit. However, in the period of adoption, SFAS 142 requires that unamortized negative goodwill be written off and the resulting gain be recognized as an effect of a change in accounting principle. Quinenco adopted SFAS 142 in 2002. The effect of writing-off negative goodwill not allocated to non-monetary assets as recorded under US GAAP

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

in 2002 and the subsequent reversal of negative goodwill amortization recorded under Chilean GAAP in 2003 is set-forth in paragraph I (ff) below. Additionally, during 2003 Madeco completed a capital increase in several stages as part of its financial restructuring. Quinenco subscribed to the first stage of the capital increase in March, however did not subscribe to the second and third share issues in June and August. Under Chilean GAAP Quinenco treated the capital increase as three separate transactions as described below:

      o In March 2003, Quinenco recognized negative goodwill arising from the increase in its participation in Madeco from 53.41% to 84.30%.

      o In June and August 2003, Quinenco recognized non-operating losses corresponding to the dilution in its participation in Madeco from 84.30% to 55.22% and at the same time accelerated the amortization of negative goodwill in an equal proportion to the loss, thus in overall terms, there was no net effect on income.

      o The remaining negative goodwill balance was amortized on a straightline basis over 20 years.

Under US GAAP, Quinenco has treated the succession of transactions as a single pre-planned event resulting in the acquisition of an additional 1.8% of Madeco. Under US GAAP the share purchase has been accounted for as a step acquisition in accordance with SFAS 141 recording assets acquired and liabilities assumed at their estimated fair values, and the excess of the allocated purchase price over the estimated fair value of the net identifiable assets and liabilities acquired recorded as goodwill. To the extent that the fair values of the net assets acquired is higher than the purchase price, the resulting amount is referred to as negative goodwill, which would be considered as a reduction of the long-term non-monetary assets acquired.

This different accounting treatment under US GAAP resulted in the determination of negative goodwill which has been allocated to long-term non-monetary assets. This allocation results in lower carrying values of property, plant and equipment under US GAAP and therefore a lower subsequent depreciation and the reversal of the effects of negative goodwill amortization recorded under Chilean GAAP.

The effects of the US GAAP adjustments related to negative goodwill are included in paragraph I (ff) below as follows:

      (k-1) The write-off of negative goodwill as a cumulative change in accounting principle.

      (k-2) The reversal of negative goodwill amortization on negative goodwill already written off under US GAAP.

      (k-3) The allocation of negative goodwill to the property, plant and equipment in Madeco

      (k-4) The depreciation of long-term non-monetary assets in Madeco.

(l) Revenue recognition

Under Chilean GAAP revenue is recognized at the time that goods are shipped. Revenue, which the Company has billed and collected in advance, is deferred until the related goods are shipped. Under US GAAP and in accordance with SEC Staff Accounting Bulletin No. 101 ("SAB 101"), revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, the seller's price is fixed or determinable, collectibility is reasonably assured and delivery has occurred. Delivery is considered to have occurred when the customer has taken title and the customer assumes risks and rewards of ownership of the products. The Company's subsidiary, Madeco, recorded revenue on certain export sales, whose terms are CIF, for which delivery had not occurred under US GAAP, in 2001 and 2002. Following the issuance of Technical Bulletin No.71 this US GAAP difference reversed in 2003 and the US GAAP adjustment to

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

shareholders' equity as of December 31, 2003 is zero. The effect of the differences in the accounting method is included in paragraph I (ff) below.

(m) Executive incentive plan

During 2000, Quinenco established an executive incentive plan for eligible employees. Under the plan, Quinenco granted a loan to employees to acquire shares of the Company's stock and the stock of some of its subsidiaries at fair market value. Under both Chilean and US GAAP, the aggregate loan was deducted from equity. However, under US GAAP, the dividends paid to employees under the plan should be treated as compensation cost and the monetary correction should be credited to paid-in capital. The effect of the differences in accounting for executive incentive plans is included in paragraph I (ff) below.

(n) Investment in Plava Laguna

During 2000, Quinenco purchased an aggregate interest of 39.42% in Plava Laguna, a Croatian hotel chain. For Chilean GAAP, the purchase was accounted for at its book value and the investment was recorded under the equity method. For US GAAP purposes the investment is also accounted for under the equity method. However, as required under US GAAP, a purchase price allocation was performed and ThCh$12,667,397 of negative goodwill was calculated and allocated to the property, plant and equipment and was being amortized against depreciation expense over the useful lives of the assets.

On August 17, 2001, the Company sold its 39.42% interest in the public Croatian company Plava Laguna to Sutivan Investments, a related party, and as a result the income effect on the sale has been adjusted for the difference in the basis of the assets sold under US GAAP. The effect of the differences in accounting methods is included in paragraph I (ff) below.

(o) Purchase of companies with tax loss carryforwards

During 2000, the Company purchased a company with tax operating loss carryforwards. Under Chilean GAAP, the acquisition was treated as a purchase of a company in which goodwill totaling ThCh$3,202,549 was recorded on the purchase. For US GAAP purposes, the transaction was not considered a business combination. A gross deferred tax asset should be recorded for the expected tax benefit and the difference between this amount and the purchase price paid for the company represents a deferred credit which should be amortized to income tax expense in proportion to the amount of the tax benefit realized each year. The effects of conforming to US GAAP are included in paragraph I (ff) below.

(p) Involuntary employee termination

Under Chilean GAAP, the Company recorded an impairment charge in 2002 related to the closure of Lucchetti's plant in Peru. The impairment charge was calculated after assessing the future cash flows likely to be generated by the plant. Included in the charge was an accrual of involuntary employee termination expenses. Under US GAAP, there must have been a detailed announcement of the program prior to the balance sheet date in order to recognize a liability at the balance sheet date. As of December 31, 2002 this requirement had not been met and therefore this accrued liability was eliminated. As of December 31, 2003, the plant has been officially closed and therefore this elimination has been reversed. The effect of eliminating the accrued liability is presented in paragraph I (ff) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(q) Effects of US GAAP adjustments in equity investees

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

The differences between recognizing the investor's share of the earnings of investees under Chilean GAAP and under US GAAP for the Company's investments in CCU, in which the Company had a 30.79% economic interest at December 31, 2003 is included in paragraph I (ff) below. The significant differences between Chilean and US GAAP relate to the following:

         (q-1)  Revaluations of property, plant and equipment

         (q-2)  Inventory valuation

         (q-3)  Fixed assets held for sale

         (q-4)  Deferred income taxes

         (q-5)  Investment securities

         (q-6)  Goodwill

         (q-7)  Minimum dividend

         (q-8)  Trademarks

         (q-9)  Staff severance indemnities

         (q-10) Capitalization of interest

         (q-11) Comprehensive income

         (q-12) Investment in Backus & Johnston (Peru)

         (q-13) Accounting for join venture in Vina Totihue S.A.

         (q-14) Derivative financial instruments

(r) Impairment of fixed assets in Madeco

For the year ended December 31, 2001, Madeco recorded a provision for impairment related to property, plant and equipment to be held and used in Argentina. Under Chilean GAAP during the year ended December 31, 2002, Madeco reassessed this impairment provision based on an improvement in the economic situation in Argentina and reversed ThCh$6,693,764 related to this provision. Under US GAAP, SFAS 144 does not allow the reversal of impairment losses for such assets. Therefore, the income relating to the release of the provision has been included in the reconciliation to US GAAP for the year ended December 31, 2002 in paragraph I (ff) below. In the year ended December 31, 2003, the Company has reversed the depreciation of the incremental value of these fixed assets as they are recorded under Chilean GAAP.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(s) Derivatives

(s-1) Accounting under SFAS 133

The Company engages in derivative activity for hedging purposes. These derivatives are considered accounting hedges under Chilean GAAP. Under Chilean GAAP the accounting treatment of hedging activity is similar to the accounting treatment of fair value hedges and cash flow hedges under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The documentation and hedge effectiveness requirements under Chilean GAAP though are not as burdensome as under SFAS 133. Under SFAS 133 to qualify for hedge accounting strict requirements need to be met, including hedge documentation and effectiveness tests. The Company does not have the documentation and hedge effectiveness requirements to qualify for hedge accounting. Therefore, all derivative instruments have been accounted at fair value with changes in fair value recognized in earnings for US GAAP purposes.

The Company has designated under Chilean GAAP certain non-derivative financial instruments as hedges of the foreign currency exposure of net investments in foreign operations. The gain or loss on the non-derivative financial instrument that is designated as a hedge is reported as a translation adjustment to the extent it is effective as a hedge, any ineffectiveness is recorded in earnings. This accounting treatment is consistent with SFAS 133.

SFAS 133 also requires that certain embedded derivatives be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivative instruments. Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements under Chilean GAAP.

The effect of adopting SFAS 133 as of January 1, 2001, resulted in a cumulative effect on net income which is presented net of deferred taxes of ThCh$ 364 and minority interest under the caption "Cumulative effect of changes in accounting principles". The effects of the adjustment with respect to derivatives for the years ended December 31, 2001, 2002 and 2003 is included in the net income and shareholders' equity reconciliation to US GAAP under paragraph I (ff) below.

(s-2) Non-Financial Services

In its non-financial services operations, the Company maintains forward foreign exchange contracts and foreign exchange swap contracts to cover the risks of fluctuation in foreign exchange between the US dollar and the Chilean peso and the US dollar and the Brazilian real.

Under Chilean GAAP, these foreign forward exchange contracts and swaps exchange rate contracts have been recorded on the balance sheet using an estimate of forward exchange rates as of the balance sheet date, with gains and losses included in earnings as "Other non-operating income and expense". The initial discount or premium is amortized over the life of the contract as interest expense.

Under US GAAP, contracts that are designated by the management as hedges of future cash flow or forecasted transactions in Chilean GAAP do not meet the conditions to be considered as true accounting hedges. For the years ended December 31, 2001, 2002 and 2003 such contracts were valued in accordance with SFAS 133 as described above.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(s-3) Financial Services

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

The Company's banking operations enter into derivative transactions for their own account and to meet customers' risk management needs. Generally the Company's banking operations enter into forward contracts in US dollars against the Chilean peso or the UF, however, occasionally, forward contracts are also made in other currencies, but only when the Company's banking operations act as intermediary. During the years ended December 31, 2001 and 2002, the Company's banking operations entered into interest rate and foreign currency swap agreements as a means of hedging their short-term deposits against long-term loans.

Under Chilean GAAP, the accounting for derivative transactions in the Company's banking operations is established by the SBIF. The Company's banking operations account for forward contracts between foreign currencies and US dollars at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the US dollar and the Chilean peso for the U.F. are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria. Under Chilean GAAP the Company's banking operations generally record differences between interest income and interest expense on interest rate swap transactions in net income in the period that such differences originate. Such contracts were recorded in accordance with SFAS 133 as described above.

While the Company's banking operations use derivatives for the purpose of mitigating their global interest and foreign currency risks, these operations do not meet the requirements to qualify for hedge accounting under US GAAP. Therefore changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

The effects of the adjustments with respect to foreign exchange and interest rate swap transaction contracts on the income and net equity of the Company are included in paragraph I (ff) below.

(t) Investment in SM Chile and Banco de Chile

As of December 31, 2001 and 2002, the Company held voting interests of 51.35% in SM Chile and voting interests of 4.27% and 20.22% in Banco de Chile, respectively, through a series of step acquisitions occurring during the three-year period ended December 31, 2001. Under Chilean GAAP, during the three years ended December 31, 2003 these investments were accounted for using the equity method.

Under US GAAP, in accordance with APB No. 18, these investments are also accounted for using the equity method for the period from January 1, 2001 to March 27, 2001, the date at which the Company acquired a controlling interest in them. The effect of recording the Company's equity participation in the results of operations of SM Chile and Banco de Chile prior to March 27, 2001 as calculated under US GAAP are included in paragraph I (ff) below. The principal US GAAP adjustments in SM Chile and Banco de Chile relate to the following items:

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

            o     Fair value adjustments relating to business combinations

            o     Loan origination fees and costs

            o     Investments in other companies

            o     Assets received in lieu of payment

            o     Mortgage finance bonds

            o     Allowance for loan losses

            o     Deferred income taxes

            o     Investment securities

            o     Derivatives

            o     Staff severance indemnities

Had the acquisition of Banco de Chile taken place on January 1, 2001, the impact on Quinenco's consolidated revenues, net income and net income per share under Chilean GAAP, for the year ended December 31, on an unaudited pro forma basis would have been as follows:

                                                                2001 (unaudited)
                                                                ----------------
                                                                     ThCh$
       Net sales                                                    488,258,497
       Net income                                                    49,961,519
       Net income per share (in single pesos)                              46.3
       Based on weighted average shares outstanding               1,079,740,079

Under Chilean GAAP, Quinenco uses the equity method to account for Banco de Chile and does not consolidate its banking operations for the reasons described in the introduction to Note 26. Therefore, consolidated revenues are not impacted by the purchase but the effect can be seen in the net income line.

(u) Fair value of Financial Service assets and liabilities acquired in business combinations

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

Two significant business combinations have taken place during the period covered by these financial statements; on March 27, 2001 Quinenco purchased a controlling stake in Banco de Chile and on January 1, 2002, Banco de Chile merged with Banco Edwards. Under the accounting treatment that is applicable under US GAAP for the merger of the two banks, to the extent that Banco de Chile shares or cash (in the case of fractional shares) were exchanged for Banco Edwards shares held by parties other than LQIF a wholly owned subsidiary of Quinenco, purchase accounting has been used to record the transaction. As a result and due to the fact that Quinenco consolidates with Banco de Chile, the adjustment to fair value of the assets and liabilities of Banco Edwards of that portion not held by LQIF, at the time of the merger has been included in the reconciliation to US GAAP, net of amortization and depreciation where applicable.

The fair value increments of the assets and liabilities of Banco de Chile and Banco Edwards at the time of the business combinations have been calculated based on appropriate market values and using estimates and modeling techniques where the asset or liability makes reference to future cash flows. In a business

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

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

(u-1) Core deposits, brand and other intangibles

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the value of its long-term customer relationships (core deposit intangibles) in estimating the fair value of its deposits. In addition, independent valuations were carried out to assess the value of the brand names and other intangible assets. The effect of recording such assets at their fair value and their subsequent amortization is recorded in paragraph I (ff) below as follows:

      (u-1-1) The effect of recording the initial fair value of core deposits, brand and other intangibles.

      (u-1-2) The effect of recording their subsequent amortization.

(u-2) Fair value of bank premises and equipment

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the fair value of the Banks' tangible assets such as the Head Office and other owned branches. The effect of recording such assets at their fair value and their subsequent amortization is recorded in paragraph I (ff) below as follows:

      (u-2-1) The effect of recording the initial fair value of bank premises and equipment.

      (u-2-2) The effect of recording their subsequent amortization.

(u-3) Fair value of loans

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the fair value of the Company's banking operations' loan portfolios based on future cash flows and using market based discount rates. The effect of recording the loan portfolio at fair value and their subsequent amortization is recorded in paragraph I (ff) below.

(u-4) Fair value of subordinated debt obligation

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

Under Chilean GAAP, as explained in Note 2a), the Company is not required to record Banco de Chile's subordinated debt obligation on its books and as a result it was not considered in the determination of goodwill under Chilean GAAP. Under US GAAP, the Company records the subordinated debt obligation at fair value in connection with the purchase accounting for the acquisition of the bank. As described in paragraph (cc), interest repayments are recorded using an effective rate of 5.53%. The effect of recording the subordinated debt at fair value is recorded in paragraph I (ff) below.

(u-5) Fair value of other financial assets and liabilities

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the value of its other financial assets and liabilities such as financial investments, mortgage finance bonds and deposits. The effect of recording such assets and liabilities and their subsequent adjustment to interest yield is recorded in paragraph I (ff) below as follows:

      (u-5-1) The effect of recording other interest bearing liabilities at fair value.

      (u-5-2) The effect of recording other liabilities at fair value.

      (u-5-3) The effect of recording other assets at fair value.

      (u-5-4) The effect of recording deposits at fair value.

(v) Loan origination fees and costs

Under Chilean GAAP, in accordance with regulations issued by the SBIF, beginning January 1, 2001, the Company's banking operations began to defer and amortize certain loan fee income and loan origination costs, over the term of loans to which they relate, and the period that the services are performed. In prior years, the Company's banking operations recognized origination fees on credit card loans, lines of credit and letters of credit when collected and recorded the related direct costs when incurred.

Under SFAS No 91, "Accounting for Nonrefundable Fees and Costs Associated with Origination of Acquiring Loans and Initial Direct Costs of Leases", loan origination fees and certain direct loan origination costs should be recognized over the term of the related loan as an adjustment to yield. As of December 31, 2002, the accounting treatment applied under Chilean GAAP is considered similar to US GAAP and therefore this difference has reversed. The effect of accounting for net loan origination fees in accordance with US GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (ff) below.

(w) Investments in other companies

Banco de Chile and Banco Edwards participate in shared service companies with other banks in the Chilean financial system, through equity investments each of which represents an ownership interest of less than 20% in a particular company. Under Chilean GAAP, these investments have been accounted for under the equity method. As these investments are long-term in nature and are not traded, under US GAAP these investments would generally be accounted for at cost less any non-temporary impairment in value. The effect of recording these assets in accordance with US GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (ff) below.

(x) Assets received in lieu of payment

Under Chilean GAAP, assets received in lieu of payment by the Company's banking operations are carried at cost and have been restated for price-level changes, less a global valuation allowance if the total

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

of the market value of those assets is lower than the carrying amount. Market value is determined based on appraiser valuations, as required by the SBIF. If the asset is not sold within one year, then recorded asset amounts must be written-off on at least a straight-line basis over the following 18-month period.

Under US GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. The effect of recording these assets in accordance with US GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (ff) below.

(y) Mortgage finance bonds

Under Chilean GAAP, other financial investments include mortgage finance bonds issued by the Company's banking operations and held for future sale. Effective October 31, 2002 the Company's banking operations modified their accounting treatment of financial investments in mortgage finance bonds issued by the Company's banking operations in accordance with the instructions of the SBIF, reducing from assets the amount recorded for mortgage finance bonds issued by the Company's banking operations, including a market value adjustment, and from liabilities, the respective mortgage finance bond obligation. Under US GAAP, this accounting treatment has always been applied.

In addition, as under US GAAP mortgage finance bonds are offset against the corresponding liability for periods before 2002, the market value adjustment applied under Chilean GAAP before the accounting change would not have been made under US GAAP.

The effects of this difference between Chilean and US GAAP have been included in the reconciliation to US GAAP in paragraph I (ff) below.

(z) Allowance for loan losses

The following note relates to the Company's banking operations and amounts stated are rounded to millions of Chilean pesos.

      1) Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the SBIF. Under US GAAP allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. Under US GAAP, the Company's banking operations have estimated their required reserve using historical loan data, in order to estimate the inherent losses in their loan portfolio, using patterns and trends based upon historical loan movements ("migration analysis").

In addition, specific additional provisions were determined for loans considered impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114"). Under this analysis, each of the Company's banking operations commercial loans and leasing operations were valued at the present value of the expected future cash flows discounted at the loan's effective contractual interest rate, or at market rates in the case of those loans were considered to be collateral dependent, while the related loan loss provisions for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

Based on the preceding estimation process the Company's banking operations computed their allowance for loan losses under U.S. GAAP, and compared this estimate with the reported allowance for the combined banks determined in accordance with the guidelines established by the SBIF. The voluntary loan loss allowance for the combined banks, permitted under Chilean GAAP, was then deducted from the reserve requirements determined in accordance with U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment to Shareholders' equity, as follows:

                                                                                  As of December 31,
                                                                              --------------------------
                                                                                 2002             2003
                                                                              ---------        ---------
                                                                                 MCh$             MCh$
U.S. GAAP loan loss reserve ..............................................      196,490          150,419
Less: Chilean GAAP loan loss allowance as required by the SBIF ...........     (197,390)        (158,834)
      Chilean GAAP voluntary loan loss allowance (1) .....................      (20,763)         (20,557)
                                                                              ---------        ---------
U.S. GAAP adjustment .....................................................      (21,663)         (28,972)
                                                                              =========        =========

----------
(1) A reclassification of MCh$(49) was made to the 2002 Chilean GAAP amounts in order to conform with the 2003 presentation. The restated balance of the Chilean voluntary loan loss allowance for 2002 amounts to MCh$(21,712).

The effects of this difference between Chilean and US GAAP have been included in the reconciliation to US GAAP in paragraph I (ff) below.

      2) Recognition of income

As of December 31, 2001, 2002 and 2003 the recorded investment in loans for which impairment had been recognized in accordance with SFAS No.114 totaled MCh$403,023, MCh$416,147 and MCh$323,012, respectively, with a corresponding valuation allowance of MCh$138,057 MCh$161,595 and MCh$172,372, respectively. For the years ended December 31, 2001, 2002 and 2003 the average recorded investment in impaired loans was MCh$360,225, MCh$397,780 and MCh$341,974 respectively. For the years ended December 31, 2002 and 2003, the Company's banking operations recognized interest on impaired loans of MCh$60,401 and MCh$122,936 respectively. Comparative information for the year ended December 31, 2001 is not available. The Company's banking operations recognize interest on impaired loans on an accrual basis, except for past due loans for which the Company's banking operations recognize interest on a cash basis, as described in paragraph (1) above. As of December 31, 2002 and 2003, the Company's banking operations had made provisions against all loans which they considered to be impaired.

      3) Loan loss recoveries

Under U.S. GAAP recoveries of loans previously charged-off are added to the allowance when received; under Chilean GAAP such recoveries are recognized as other income.

The following presents an analysis under U.S. GAAP of the changes in the allowance for loan losses during the periods presented. As described above, under U.S. GAAP all information presented as described in paragraph (u) above, as of and for the periods prior to March 27, 2001 reflects the banking operations of Banco Edwards prior to the acquisition of Banco de Chile and the subsequent merger of the banking operations which were under common control.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

                                                                                                 As of December 31,
                                                                                     ---------------------------------------
                                                                                       2001           2002            2003
                                                                                     --------       --------        --------
                                                                                       MCh$           MCh$            MCh$
Allowance for loan losses in accordance with U.S. GAAP, as of
  January 1, ..............................................................            85,581        195,371         196,539
Price-level restatement (1) ...............................................            (5,188)        (6,498)         (2,748)
Incorporation of Banco de Chile, as of March 27, 2001 .....................           100,217             --              --
Charge-offs ...............................................................           (52,871)      (112,075)        (96,132)
Loan loss recoveries ......................................................            13,737         12,033          25,391
Allowances for loan losses established ....................................            62,292        132,436          28,824
Allowances for loan losses released .......................................            (8,397)       (24,728)         (1,455)
                                                                                     --------       --------        --------
     Balances as of December 31, ..........................................           195,371        196,539         150,419
                                                                                     ========       ========        ========

----------
(1) Reflects the effect of inflation and exchange rate changes of branches abroad on the allowance for loan losses under Chilean GAAP at the beginning of each period, adjusted to constant pesos of December 31, 2003.

      4) Charge-offs

Under Chilean GAAP the Company's banking operations charge-off loans when collection efforts have been exhausted. Under the rules and regulations established by the SBIF, charge-offs must be made within the following maximum prescribed limits:

      - 24 months after a loan is past due (3 months after past due for consumer loans) for loans without collateral;

      - 36 months after a loan is past due for loans with collateral.

Under U.S. GAAP, loans should be written-off in the period that they are deemed uncollectible. Management of the Company's banking operations believe that the charge-off policies they apply in accordance with Chilean GAAP are substantially the same as those required under U.S. GAAP, and therefore that differences are not significant to the presentation of its financial statements.

(aa) Gain from exchange of shares in merger

Banco de Chile and Banco Edwards merged effective January 1, 2002 by way of a share exchange. As a result of this transaction, the Company's participation in the carrying values of the banks changed. To the extent that there was a dilution of the Company's participation in the banks, as a result of the issuance of shares by Banco de Chile, a gain was recorded under US GAAP equivalent to the proportionate share of the banks' equity immediately before and immediately after the transaction. No such gain was recorded under Chilean GAAP. The effect of recording the gain has been included in paragraph I (ff) below.

(bb) Minority interest

The effects on the minority interest of the US GAAP adjustments in subsidiaries that are not wholly-owned by the Company have been reflected in Minority interest and are included in paragraph I (ff) below.

(cc) Interest on Subordinated Debt

Through acquisitions the Company has assumed a portion of the subordinated debt obligation owed to the Chilean Central Bank by the predecessor company of Banco de Chile relating to the economic crisis in Chile during 1982 - 1983. The Company's indirect subsidiary Sociedad Administradora de la Obligacion

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

Subordinada S.A., or SAOS, is solely responsible for this Central Bank indebtedness and there is no recourse to either the Company's banking operations or its immediate parent company SM Chile. The Central Bank indebtedness has a term of 40 years providing for equal annual installments and a pledge of certain Banco de Chile shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF.

In exchange for originally assuming the Central Bank indebtedness, SAOS received shares of Banco de Chile, which serve as collateral for the Central Bank indebtedness. Dividends received from Banco de Chile are the sole source of SAOS's revenue, which it must apply to repay the Central Bank indebtedness. However, under SAOS's agreement with the Central Bank regarding SAOS's Central Bank indebtedness, Banco de Chile has no obligation to distribute dividends to shareholders. To the extent dividend revenues are not sufficient to pay the amount due on any installment, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. In the event the cumulative deficit balance exceeds an amount equal to 20% of the total capital of Banco de Chile, SAOS would be required by the Central Bank to sell a sufficient number of shares of the stock owned by SAOS to pay the entire deficit amount accumulated.

Under Chilean GAAP, the charge made against income is limited to the amount of dividends that will be paid by Banco de Chile the following April without consideration as to whether such amount represents sufficient to cover the installment due, capital repayments or interest repayments. Instead dividends and consequently the subordinated debt provision are recorded based on the net income of the banking operations of Banco de Chile.

Under US GAAP, long-term liabilities meeting the definition described in Concepts Statement 6, including the subordinated debt obligation, must be recorded on the balance sheet and accrue interest. To the extent that the subordinated debt obligation was assumed as part of the consideration paid for the acquisition of the Bank based on fair values, the resulting discount on the liability should be reported in the balance sheet as a direct deduction from the face amount of the obligation. Under US GAAP any repayments of principal serve to reduce the liability and are not be included in net income for the period, while interest repayments are recorded using an effective interest rate of 5.53%. The effects of the interest on the subordinated debt for the years ended December 31, 2001 and 2002 have been restated as described below in paragraph
(gg).

The effects of accounting for interest expense on the subordinated debt obligation under US GAAP is shown in paragraph I (ff) below.

(dd) Elimination of discontinued operations

As of December 31, 2003 the Company was in negotiations with a third party to sell its subsidiary in the foods and beverage operating segment, Lucchetti Chile S.A. As of that date, the group of assets to be disposed of was considered as discontinued, as the following conditions had been met in accordance with SFAS 144 Accounting for the Impairment or Disposal of Long Lived Assets ("SFAS 144").

      o Management had the authority to approve the disposal and was committed to the plan to carry out the disposal of its Chilean operations;

      o The operations were available for immediate sale in their present condition subject only to terms that are usual and customary for such sales;

      o A buyer had been identified and other actions required to complete the plan to sell the operations had been initiated;

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

      o     The sale of the operations has subsequently been completed;

      o The sale of the operations was at a price that is reasonable in relation to its fair value;

Accordingly, Luchetti Chile has been considered as "discontinued" and an assessment was made of the difference between the purchase price and the book value of the subsidiary. Under Chilean GAAP, as the purchase price was higher than the carrying value, no provision has been created, as of December 31, 2003, for the difference between the final purchase price and the book value at the date of the sale. Under US GAAP, no adjustment has been made to reduce the subsidiary to its fair value less selling costs.

As of December 31, 2003 the Company had been forced to abandon the operations of its overseas subsidiary Lucchetti Peru S.A. due to the government action described in Note 19 (d). Accordingly, Lucchetti Peru has been considered as "discontinued". As of December 31, 2002 Empresas Lucchetti had not taken a decision to abandon these operations and therefore they were not considered as discontinued as of this date.

The relevant disclosures relating to such operations for both current and prior periods have been included in paragraph II (j) below. The effect of restating discontinued operations is included in the net income reconciliation to U.S. GAAP under paragraph I (ff) below.

(ee) Recoverable taxes in Madeco

Under Chilean GAAP as of December 31, 2003, Madeco provided against 100% of the recoverable tax asset it had recorded arising from an income tax refund application made to the Chilean Internal Revenue Service ("IRS"). The tax refund was under review by the IRS and as of the date of issue of the Chilean GAAP financial statements, its recoverability was uncertain.

In June 2004, the IRS authorized the partial payment of the tax refund and accordingly this portion of the provision has been reversed.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(ff) Effects of conforming to US GAAP

The adjustments to reported net income required to conform with US GAAP are as follows (parenthetical references are to Note 26 part I):

                                                                                                  Year ended December 31,
                                                                                        -------------------------------------------
                                                                                           2001            2002             2003
                                                                                        -----------     -----------     -----------
                                                                                           ThCh$           ThCh$            ThCh$
                                                                                          Restated       Restated
Net income (loss) as shown in the Chilean GAAP financial statements ................     16,134,410     (76,235,013)     37,694,846
NON-FINANCIAL SERVICES
  Deferred income taxes (paragraph b) ..............................................     (2,641,192)     (3,117,841)      1,498,534
  Reversal of depreciation of the revaluation of property, plant and
    equipment (paragraph d) ........................................................        211,931         201,045       8,980,362
  Reversal of effects for investment in Entel (paragraph e-1-2) ....................      1,345,628         160,146      (3,495,845)
  Employee severance indemnities (paragraph f) .....................................        428,499       2,230,077      (1,356,287)
  Deficit during development stage (paragraph g) ...................................     (2,239,842)     (1,396,283)       (276,463)
  Advertising costs (paragraph h) ..................................................        262,181         524,362              --
  Restructuring costs (paragraph i) ................................................      1,775,473      (2,392,650)       (106,598)
  Goodwill (paragraph j)
     Impairment of goodwill ........................................................             --              --      (5,938,000)
     Reversal of goodwill amortization .............................................        (88,819)      2,767,233       2,185,146
  Negative goodwill (paragraph k) ..................................................             --              --      (2,202,695)
  Reversal of revenue recognition (paragraph l) ....................................        (17,539)       (649,936)        729,993
  Executive incentive plan (paragraph m) ...........................................             --         (33,509)        (41,556)
  Investment in Plava Laguna (paragraph n) .........................................       (211,395)             --              --
  Purchase of companies with tax loss carryforwards (paragraph o) ..................        (54,891)             --              --
  Involuntary employee termination (paragraph p) ...................................             --              --              --
  Net effects of US GAAP adjustments in equity investees (paragraph q) .............     (1,238,624)       (847,380)        345,189
  Impairment of fixed assets in Madeco (paragraph r) ...............................             --      (6,760,702)        738,583
  Derivatives (paragraph s-1, s-2) .................................................       (575,765)        416,168         159,596
  Elimination of discontinued operations (paragraph dd) ............................      6,215,293      35,222,690       2,048,215
  Allowance for recoverable taxes in Madeco (paragraph ee) .........................             --              --       1,519,394

FINANCIAL SERVICES
  Deferred income taxes (paragraph b) ..............................................     (5,136,775)      7,907,615      (2,076,305)
  Investment securities (paragraph e-2) ............................................     (5,188,536)     (7,375,020)         10,000
  Employee severance indemnities (paragraph f) .....................................        430,837       4,496,520         122,000
  Goodwill (paragraph j) ...........................................................      7,494,141      17,867,248      17,756,981
  Derivatives (paragraph s-1, s-3) .................................................     (6,868,509)      8,649,640       3,429,671
  Investment in SM Chile and Banco de Chile (paragraph t) ..........................     (5,847,806)             --              --
  Core deposits, brand and other intangibles (paragraph u-1) .......................    (13,600,065)    (20,796,595)    (17,545,875)
  Fair value of bank premises and equipment (paragraph u-2) ........................       (168,102)       (231,795)       (230,973)
  Fair value of loans (paragraph u-3) ..............................................        892,247      10,128,473        (139,813)
  Fair value of other financial assets and liabilities (paragraph u-5) .............       (195,173)    (15,149,212)      4,222,206
  Loan origination fees and costs (paragraph v) ....................................        317,292      (1,026,160)       (466,671)
  Investments in other companies (paragraph w) .....................................         27,048        (321,180)         98,000
  Assets received in lieu of payment (paragraph x) .................................        515,989      (1,739,220)        381,000
  Mortgage finance bonds (paragraph y) .............................................         43,693      (1,788,710)      1,916,667
  Allowance for loan losses (paragraph z) ..........................................     13,053,683     (18,039,610)      7,309,000
  Gain from exchange of shares in merger (paragraph aa) ............................             --          96,082              --
  Interest on Subordinated Debt (paragraph cc) .....................................     20,043,232     (13,337,943)     19,180,067
Net effects of US GAAP adjustments on minority interest (paragraph bb) .............     (6,387,841)     26,375,651     (14,888,083)
                                                                                        -----------     -----------     -----------
Income (loss) from continuing operations in accordance with US GAAP before
cumulative effect of change in accounting principle and discontinued operations ....     18,730,703     (54,195,809)     61,560,286
                                                                                        ===========     ===========     ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(ff) Effects of conforming to US GAAP, continued

                                                                                       2001               2002              2003
                                                                                    -----------       -----------       -----------
                                                                                       ThCh$              ThCh$             ThCh$
                                                                                      Restated          Restated
Net income (loss) from continuing operations under US GAAP before cumulative effect of change in accounting principle and discontinued
operations ...................................................................       18,730,703       (54,195,809)       61,560,286
Cumulative effect of change in accounting principle, net of taxes
(paragraphs s and l) .........................................................            2,081         5,968,848                --
                                                                                    -----------       -----------       -----------
Net income (loss) from continuing operations under US GAAP ...................       18,732,784       (48,226,961)       61,560,286
Loss from discontinued operations, net of taxes and minority
interest(paragraph dd) .......................................................       (6,118,316)      (34,862,602)       (2,543,602)
                                                                                    -----------       -----------       -----------
Net income (loss) under US GAAP ..............................................       12,614,468       (83,089,563)       59,016,684
Other comprehensive income, net of tax:
Foreign currency translation adjustment ......................................        7,735,927        10,972,386       (26,556,480)
Net unrealized (losses) gains on securities, net of tax (paragraph e) ........      (64,386,296)       (5,267,077)        3,215,544
                                                                                    -----------       -----------       -----------
Other comprehensive income ...................................................      (56,650,369)        5,705,309       (23,340,936)
                                                                                    -----------       -----------       -----------
Comprehensive (loss) income under US GAAP ....................................      (44,035,901)      (77,384,254)       35,675,748
                                                                                    ===========       ===========       ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The adjustments required to conform net equity amounts to US GAAP are as follows:

                                                                                                            At December 31,
                                                                                                  ---------------------------------
                                                                                                      2002                 2003
                                                                                                  ------------         ------------
                                                                                                    Restated
                                                                                                      ThCh$                 ThCh$
Net equity as shown in the Chilean GAAP financial statements .............................         636,819,960          634,022,181
NON-FINANCIAL SERVICES
  Deferred income taxes (paragraph b) ....................................................         (11,757,668)         (11,354,708)
  Reversal of the revaluation of property, plant and equipment
    Property, plant and Equipment (d-1) ..................................................         (15,034,435)          (2,628,865)
    Accumulated depreciation (d-2) .......................................................           3,502,164               76,956
  Available-for-sale securities, net of deferred income taxes (paragraph e-1-1) ..........          43,064,129           48,905,609
  Reversal of effects for investment in Entel (paragraph e-1)
     Reversal of equity method participation in net income of Entel (e-1-2) ..............         (31,316,099)         (33,186,595)
     Reversal of goodwill, net (e-1-3) ...................................................             (31,738)                  --
     Reversal of negative goodwill, net (e-1-4) ..........................................           2,455,843            2,349,664
  Employee severance indemnities (paragraph f)
     Short-term (f-1) ....................................................................            (832,835)          (2,078,294)
     Long-term (f-2) .....................................................................          (1,512,518)          (1,625,670)
  Restructuring costs (paragraph i) ......................................................           1,120,159            1,013,561
  Goodwill (paragraph j)
     Goodwill ............................................................................                  --           (5,938,000)
     Accumulated amortization ............................................................           3,238,346            5,423,492
  Negative goodwill (paragraph k)
     Negative goodwill (k-1) .............................................................           5,968,849            5,968,849
     Negative goodwill amortization (k-2) ................................................                  --             (928,821)
     Property, plant and equipment  (k-3) ................................................                  --           (1,336,038)
     Accumulated depreciation (k-4) ......................................................                  --               62,164
  Reversal of revenue recognition (paragraph l) ..........................................            (729,993)                  --
  Involuntary employee termination (paragraph p) .........................................             518,219                   --
  Net effects of US GAAP adjustments in equity investees (paragraph q) ...................            (829,800)            (415,297)
  Impairment of fixed assets in Madeco (paragraph r)
      Property, plant and equipment (paragraph r) ........................................          (6,760,702)          (6,022,119)
  Derivatives (paragraph s-1, s-2) .......................................................            (159,596)                  --
  Allowance for recoverable taxes in Madeco (paragraph ee) ...............................                  --            1,519,394
FINANCIAL SERVICES
  Deferred income taxes (paragraph b) ....................................................          16,351,041           14,275,736
  Investment securities (paragraph e-2) ..................................................             (10,104)              (4,104)
  Employee severance indemnities (paragraph f) ...........................................          (3,884,526)          (3,762,526)
  Goodwill (paragraph j) .................................................................         237,395,635          255,152,616
  Derivatives (paragraph s-1, s-3) .......................................................           3,671,805            7,101,476
  Core deposits, brand and other intangibles (paragraph u-1)
    Fair value of intangibles (u-1-1) ....................................................         204,652,988          204,652,988
    Amortization of intangibles (u-1-2) ..................................................         (34,398,132)         (51,944,007)
  Fair value of bank premises and equipment (paragraph u-2)
    Fair value of premises and equipment (u-2-1) .........................................          11,161,454           11,161,454
    Amortization of fair value of premises and equipment (u-2-2) .........................            (401,589)            (632,562)
  Fair value of loans (paragraph u-3) ....................................................          (2,029,549)          (2,169,362)
  Fair value of subordinated debt obligation (paragraph u-4)
    Fair value of subordinated debt obligation (u-4-1) ...................................        (249,958,854)        (249,958,854)
  Fair value of other financial assets and liabilities (paragraph u-5)
    Fair value of other interest bearing liabilities (u-5-1) .............................         (42,319,000)         (37,960,000)
    Fair value of other liabilities (u-5-2) ..............................................          (1,324,562)          (1,152,487)
    Fair value of other assets (u-5-3) ...................................................             697,638              625,769
    Fair value of deposits (u-5-4) .......................................................             261,590               24,590
  Loan origination fees and costs (paragraph v) ..........................................             466,671                   --
  Investments in other companies (paragraph w) ...........................................             404,949              502,949
  Assets received in lieu of payment (paragraph x) .......................................             613,939              994,939
  Mortgage finance bonds issued by the Bank (paragraph y) ................................          (1,916,667)                  --
  Allowance for loan losses (paragraph z) ................................................          21,663,440           28,972,440
Interest on Subordinated Debt (paragraph cc) .............................................           6,705,287           25,885,354

Net effects of US GAAP adjustments on minority interest (paragraph bb) ...................        (172,761,890)        (187,628,847)
                                                                                                  ------------         ------------
Net equity in accordance with US GAAP ....................................................         622,763,849          647,965,025
                                                                                                  ============         ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The changes in net shareholders' equity accounts determined under US GAAP are summarized as follows:

                                                                                                                           ThCh$
Balance at January 1, 2001 .................................................................................            750,371,291
   Accrued minimum dividend at December 31, 2000 ...........................................................             (4,840,320)
   Executive incentive plan ................................................................................                 33,361
   Other comprehensive income, net of tax:
     Net change in unrealized gains and losses on available-for-sale-securities, net of
     deferred income taxes .................................................................................            (64,386,296)
     Cumulative translation adjustment .....................................................................              7,735,927
   Net income for the year .................................................................................             12,614,468
                                                                                                                       ------------
Balance at December 31, 2001 ...............................................................................            701,528,431
                                                                                                                       ------------
   Reversal of accrued minimum dividend at December 31, 2001 ...............................................              4,840,320
   Dividends paid ..........................................................................................             (6,407,722)
   Executive incentive plan ................................................................................                187,074
   Other comprehensive income, net of tax:
     Net change in unrealized gains and losses on available-for-sale-securities, net of
     deferred income taxes .................................................................................             (5,267,077)
     Cumulative translation adjustment .....................................................................             10,972,386
   Net loss for the year ...................................................................................            (83,089,563)
                                                                                                                       ------------
Balance at December 31, 2002 ...............................................................................            622,763,849
                                                                                                                       ------------
   Interim dividends paid ..................................................................................            (12,102,765)
   Executive incentive plan ................................................................................              1,628,193
   Other comprehensive income, net of tax:
     Net change in unrealized gains and losses on available-for-sale-securities, net of
     deferred income taxes .................................................................................              3,215,544
     Cumulative translation adjustment .....................................................................            (26,556,480)
   Net income for the year .................................................................................             59,016,684
                                                                                                                       ------------
Balance at December 31, 2003 ...............................................................................            647,965,025
                                                                                                                       ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(gg) Restatement of Reconciliaton to US GAAP

The Company has restated the results in US GAAP for the years ended December 31, 2001 and 2002 to correct the calculation of interest on the Company's subordinated debt obligation. The adjustment to record interest related to the subordinated debt is described in paragraph I (cc) of this Note. The effect of this restatement and its corresponding effect on deferred income taxes and minority interest is as follows:

                                                                                              Year ended December 31,
                                                                                            2001                  2002
                                                                                        ---------------------------------
                                                                                            ThCh$                 ThCh$
US GAAP net income (loss) as previously reported                                          11,355,554          (74,314,373)

Difference due to:
Interest expense of subordinated debt                                                     12,805,059          (17,072,106)
Effect of restatement on deferred income taxes                                            (3,441,144)           2,902,259
Effect of restatement on minority interest (net of taxes)                                 (8,105,001)           5,394,657
                                                                                        ------------         ------------
US GAAP net income (loss) as restated                                                     12,614,468          (83,089,563)
                                                                                        ============         ============

Basic and diluted earnings (loss) per share from continuing operations before cumulative effect of changes in accounting principles and discontinued
operations under US GAAP as previously reported                                                16.18               (42.07)
Effect of accounting change on earnings per share as previously reported                        0.00                 5.53
Basic and diluted earnings (loss) per share from discontinued operations as
previously reported                                                                            (5.67)              (32.28)
Basic and diluted earnings (loss) per share under US GAAP as previously
reported                                                                                       10.51               (68.82)
                                                                                        ---------------------------------

Basic and diluted earnings (loss) per share from continuing operations before cumulative effect of changes in accounting principles and discontinued
operations under US GAAP as restated                                                           17.35               (50.19)
Effect of accounting change on earnings per share as restated                                   0.00                 5.53
Basic and diluted earnings (loss) per share from discontinued operations as
restated                                                                                       (5.67)              (32.28)
Basic and diluted earnings (loss) per share under US GAAP as restated                          11.68               (76.95)

US GAAP shareholders' equity as previously reported                                      700,269,517          630,280,129

Differences due to:
Interest expense of subordinated debt                                                     12,805,059           (5,737,821)
Effect of restatement on deferred income taxes                                            (3,441,144)             931,885
Effect of restatement on minority interest (net of taxes)                                 (8,105,001)          (2,710,344)
                                                                                        ------------         ------------
US GAAP shareholders' equity as restated                                                 701,528,431          622,763,849
                                                                                        ============         ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

II. Additional US GAAP Disclosures

a) Consolidation of subsidiaries

As indicated in Note 2a) banking and insurance operations are not generally consolidated with non-financial businesses in Chile primarily due to the dissimilarity of both the nature of the businesses and the related accounting policies. The information presented below, which is presented using a US GAAP presentation and amounts determined in accordance with US GAAP, shows the consolidation of those subsidiaries which under SFAS 94, "Consolidation of All Majority-Owned Subsidiaries," the Company is required to consolidate.

The condensed consolidated balance sheet, income statement and reconciliation of cash flows set forth below consolidate those entities consolidated for Chilean GAAP purposes (see Note 2) plus the following:

For the year ended December 31, 2001, income statement and reconciliation of cash flows:

      o     Banco Edwards - a 51.17% owned banking subsidiary

      o     Banedwards - a 66.30% owned insurance company

      o SM Chile - a 51.35% owned banking subsidiary, through which the Company owns 48.39% of Banco de Chile. Also included is the 4.27% direct interest the Company has in Banco de Chile.

As of and for the years ended December 31, 2002 and 2003:

      o SM Chile - a 51.35% owned banking subsidiary, through which the Company owns 31.94% of Banco de Chile subsequent to the merger with Banco Edwards. Also included is the 20.22% direct interest that the Company owns in Banco de Chile subsequent to the merger with Banco Edwards.

      o     Banchile - a 66.30% owned insurance company

      o Lucchetti Peru- a 93.69% owned food manufacturing company. Under Chilean GAAP and in accordance with discussions held with the SVS, Lucchetti Peru's balance sheet was not consolidated as of December 31, 2002 and 2003, due to the closure of its plant in Lima and the ending of its operations in Peru. Under US GAAP the operations are considered as discontinued therefore the assets and liabilities have been consolidated for the years ended December 31, 2002 and 2003 and then re-classified as short-term in accordance with SFAS 144.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The following are balance sheets of the Company using amounts determined in accordance with US GAAP:

                                                                       At December, 31
                                                             -----------------------------------
                                                                  2002                2003
                                                             ---------------     ---------------
                                                                  ThCh$               ThCh$
Assets:
Non-Financial Services:
Current assets
Cash and time deposits ..............................              9,305,627          43,778,373
Marketable securities ...............................             45,308,290          55,081,630
Accounts and notes receivable, net ..................             75,553,916          79,419,713
Inventories .........................................             67,391,868          62,203,817
Other current assets ................................            168,915,452         112,915,812
                                                             ---------------     ---------------
       Total current assets .........................            366,475,153         353,399,345
                                                             ---------------     ---------------

Net property, plant and equipment ...................            339,132,730         296,806,893
                                                             ---------------     ---------------

Other assets:
Investments in and advances to related companies ....            159,090,269         100,700,094
Goodwill, net .......................................             41,938,906          29,390,560
Other non-current assets ............................             38,280,555          32,936,275
                                                             ---------------     ---------------
       Total other assets ...........................            239,309,730         163,026,929
                                                             ---------------     ---------------

Total non-financial services assets .................            944,917,613         813,233,167
                                                             ---------------     ---------------

Financial Services:
Cash and due from banks .............................            392,601,383         476,534,055
Investments .........................................          1,521,999,292       1,855,589,020
Loans, net ..........................................          5,642,800,493       5,711,556,557
Premises and equipment ..............................            175,464,648         163,615,034
Goodwill, net .......................................            552,552,022         552,552,022
Other assets ........................................            423,653,571         491,671,535
                                                             ---------------     ---------------
       Total financial services assets ..............          8,709,071,409       9,251,518,223
                                                             ---------------     ---------------

       Total assets .................................          9,653,989,022      10,064,751,390
                                                             ===============     ===============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The following are balance sheets of the Company using amounts determined in accordance with US GAAP:

                                                                                     At December, 31
                                                                            ----------------------------------
                                                                                 2002                2003
                                                                            --------------      --------------
                                                                                 ThCh$               ThCh$
Liabilities and Shareholders' Equity:
Non-Financial Services:
Current liabilities
Debt payable within one year .................................                 284,290,156         134,529,175
Accounts and notes payable ...................................                  37,776,343          25,421,643
Accrued and other liabilities ................................                  37,189,852          46,806,263
                                                                            --------------      --------------
       Total current liabilities .............................                 359,256,351         206,757,081
                                                                            --------------      --------------

Long-term liabilities:
Long term debt ...............................................                 450,739,808         426,620,189
       Other liabilities .....................................                  33,435,808          36,748,676
                                                                            --------------      --------------
Total long-term liabilities ..................................                 484,175,616         463,368,865
                                                                            --------------      --------------

       Total non-financial services liabilities ..............                 843,431,967         670,125,946
                                                                            --------------      --------------

Financial Services:
Deposits .....................................................               4,793,976,608       4,854,816,951
Short-term borrowings ........................................                 262,443,004         391,548,004
Investments sold under agreements to repurchase ..............                 279,441,996         426,740,996
Other liabilities ............................................                 254,621,067         441,664,554
Long-term debt ...............................................               2,465,451,497       2,429,186,430
                                                                            --------------      --------------
         Total financial services liabilities ................               8,055,934,172       8,543,956,935
                                                                            --------------      --------------

Minority interest ............................................                 131,859,034         202,703,484

Shareholders' equity .........................................                 622,763,849         647,965,025
                                                                            --------------      --------------

       Total Liabilities and Shareholders' equity ............               9,653,989,022      10,064,751,390
                                                                            ==============      ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

                                                                                                 At December, 31
                                                                                   ------------------------------------------------
                                                                                      2001               2002              2003
                                                                                   ------------      ------------      ------------
                                                                                      ThCh$              ThCh$             ThCh$
Non-Financial Services
Operating results:
Net sales ....................................................................      403,392,364       314,975,228       298,994,164
Cost of sales ................................................................     (345,353,503)     (245,078,763)     (239,416,741)
Administrative and selling expenses ..........................................     (100,542,735)      (94,401,478)      (63,995,757)
                                                                                   ------------      ------------      ------------
     Operating income ........................................................      (42,503,874)      (24,505,013)       (4,418,334)
                                                                                   ------------      ------------      ------------

Non-Operating results:
Interest income ..............................................................        7,309,050         3,568,971         2,897,339
Non-operating income .........................................................       75,316,479        13,112,831        53,852,596
Interest expense .............................................................      (51,762,366)      (46,286,219)      (32,302,898)
Non-operating expense ........................................................               --        (2,697,504)       (3,567,475)
Price-level restatement loss, net ............................................      (12,874,703)       (8,497,899)        2,765,154
                                                                                   ------------      ------------      ------------
Non-operating results ........................................................       17,988,460       (40,799,820)       23,644,716
                                                                                   ------------      ------------      ------------
     (Loss) from non-financial services before income taxes and
     minority interest .......................................................      (24,515,414)      (65,304,833)       19,226,382
                                                                                   ------------      ------------      ------------

Financial Services
Total interest income ........................................................      711,262,105       716,948,246       458,768,304
Total interest expense .......................................................     (414,761,234)     (346,487,000)     (204,149,785)
    Net interest income ......................................................      296,500,871       370,461,246       254,618,519
Provision for loan losses ....................................................      (53,896,132)     (107,656,711)      (27,369,364)
    Net interest income after provision for loan losses ......................      242,604,739       262,804,535       227,249,155
Other income .................................................................      103,266,956        41,043,201       190,868,340
Other expenses ...............................................................     (291,508,881)     (328,652,838)     (310,622,509)
                                                                                   ------------      ------------      ------------
     Income (loss) from financial services before Income
     taxes and minority interest .............................................       54,362,814       (24,805,102)      107,494,986
                                                                                   ------------      ------------      ------------

Income (loss) before income taxes ............................................       29,847,400       (90,109,935)      126,721,368
Income taxes .................................................................       (6,126,759)        6,165,507       (17,431,603)
                                                                                   ------------      ------------      ------------
Income (loss) before minority interest .......................................       23,720,641       (83,944,428)      109,289,765
Minority interest ............................................................       (4,989,938)       29,748,619       (47,729,479)
                                                                                   ------------      ------------      ------------
     Income (loss) from continuing operations before cumulative change in
     accounting principle ....................................................       18,730,703       (54,195,809)       61,560,286
Cumulative change in accounting principles, net of taxes .....................            2,081         5,968,848                --
                                                                                   ------------      ------------      ------------
     Income (loss) from continuing operations ................................       18,732,784       (48,226,961)       61,560,286
     Loss from discontinued operations, net of taxes and
     minority interest .......................................................       (6,118,316)      (34,862,602)       (2,543,602)
                                                                                   ------------      ------------      ------------
     Net (loss) income .......................................................       12,614,468       (83,089,563)       59,016,684
                                                                                   ============      ============      ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The effect of consolidating the banking and insurance operations as required under US GAAP, but using amounts calculated in accordance with Chilean GAAP for the years ended December 31, 2001, 2002 and 2003 is as follows:

                                                                                                   At December, 31
                                                                                     ----------------------------------------------
                                                                                          2001             2002             2003
                                                                                          ThCh$            ThCh$            ThCh$
Cash provided by (used in) operating activities reported under Chilean GAAP            14,268,995       30,307,056       64,841,909
Effect of combination of banking and insurance operations                              38,902,170      422,301,240     (114,229,000)
                                                                                     ------------     ------------     ------------
Cash provided by (used in) operating activities reported under US GAAP                 53,171,165      452,608,296      (49,387,091)

Cash provided by (used in) investing activities reported under Chilean GAAP           (38,005,451)         886,223       11,960,765
Effect of combination of banking and insurance operations                             365,426,312     (253,035,910)    (166,362,000)
                                                                                     ------------     ------------     ------------
Cash provided by (used in) investing activities reported under US GAAP                327,420,861     (252,149,687)    (154,401,235)

Cash provided by (used in) financing activities reported under Chilean GAAP           (61,145,895)       5,181,458      (99,693,642)
Effect of combination of banking and insurance operations                             212,263,620     (262,893,920)     461,822,000
                                                                                     ------------     ------------     ------------
Cash provided by (used in) financing activities reported under US GAAP                151,117,725     (257,712,462)     362,128,358

Effect of inflation on cash and cash equivalents under Chilean GAAP                      (965,228)       2,597,707      (14,818,431)
Effect of combination of banking and insurance operations                             (21,483,130)     (26,102,440)       7,584,000
                                                                                     ------------     ------------     ------------
Effect of inflation on cash and cash equivalents under US GAAP                        (22,448,358)     (23,504,733)      (7,234,431)

Net change in cash and cash equivalents under Chilean GAAP                            (85,847,579)      38,972,444      (37,709,399)
Effect of combination of banking and insurance operations                             595,108,972     (119,731,030)     188,815,000
                                                                                     ------------     ------------     ------------
Net change in cash and cash equivalents under US GAAP                                 509,261,393      (80,758,586)     151,105,601

Cash and cash equivalents at beginning of year under Chilean GAAP                     140,893,179       55,045,600       94,018,044
Effect of combination of banking and insurance operations                             207,809,288      802,918,260      683,187,230
                                                                                     ------------     ------------     ------------
Cash and cash equivalents at beginning of year under US GAAP                          348,702,467     857, 963,860      777,205,274

Cash and cash equivalents at end of year under Chilean GAAP                            55,045,600       94,018,044       56,308,645
Effect of combination of banking and insurance operations                             802,918,260      683,187,230      872,002,230
                                                                                     ------------     ------------     ------------
Cash and cash equivalents at end of year under US GAAP                                857,963,860      777,205,274      928,310,875
                                                                                     ============     ============     ============

Cash and cash equivalents are measured both for Chilean GAAP purposes and US GAAP purposes as the portion of original maturity outstanding as of the balance sheet date.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

II. Additional disclosure requirements

b) Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles but is required under US GAAP:

                                                                                               Year ended December 31,
                                                                                          (Expressed in single Chilean pesos)
                                                                               ----------------------------------------------------
                                                                                   2001              2002                  2003
                                                                               -------------     -------------        -------------
                                                                                    Ch$               Ch$                  Ch$
Basic and diluted earnings (loss) per share under Chilean GAAP .........               14.94            (70.61)               34.91
Basic and diluted earnings (loss) per share under US GAAP
Basic and diluted earnings (loss) per share from continuing
  operations before cumulative effect of changes in accounting
  principles and discontinued operations ...............................               17.35            (50.19)               57.01
Effect of accounting change on earnings per share ......................                0.00              5.53                   --
Basic and diluted earnings (loss) per share from discontinued operations               (5.67)           (32.28)               (2.36)
Basic and diluted earnings (loss) per share under US GAAP ..............               11.68            (76.95)               54.65
Dividends paid per share ...............................................                  --              5.81                11.21

Weighted average number of shares of common stock outstanding ..........       1,079,740,079     1,079,740,079        1,079,740,079

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

c) Income tax

The provision for income taxes charged to the results of operations under US GAAP was as follows:

                                                                                           Year ended December 31,
                                                                            -------------------------------------------------------
                                                                               2001                  2002                   2003
                                                                            -----------           -----------           -----------
                                                                               ThCh$                 ThCh$                  ThCh$
Current tax expense ..............................................           (7,109,728)          (10,305,158)          (19,229,684)
Deferred income tax benefit (expense) ............................           (1,288,994)           13,881,567             3,997,559
Reassessment of previous year's tax ..............................              980,315            (3,267,350)                   --
Net change in tax loss carryforwards .............................           12,030,769            (1,325,423)            5,759,362
Changes in valuation allowance ...................................           (3,635,871)           (7,652,257)           (3,458,282)
Deferred tax effect of US GAAP adjustments .......................           (3,983,207)           15,044,249            (3,724,860)
Current tax effect of US GAAP adjustments ........................                   --                    --             1,519,394
Other ............................................................             (216,451)             (508,792)             (587,774)
                                                                            -----------           -----------           -----------
        Total benefit (provision) under US GAAP ..................           (3,223,167)            5,866,836           (15,724,285)
                                                                            ===========           ===========           ===========

Substantially all of the income tax provision in each year arises from Chilean sources. The total benefit (provision) includes income taxes related to the discontinued operation Lucchetti.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

Deferred tax assets (liabilities) are summarized as follows:

                                                                                                      Year ended December 31,
                                                                                              -------------------------------------
                                                                                                  2002                     2003
                                                                                              ------------             ------------
                                                                                                  ThCh$                    ThCh$
Accounts receivable ..............................................................               1,524,790                1,543,578
Inventories ......................................................................                 708,053                  669,465
Tax loss carryforwards ...........................................................              56,730,754               51,996,402
Vacation provision ...............................................................               1,649,529                1,700,111
Leasing equipment ................................................................               5,249,980                8,517,000
Provision fixed assets held for sale .............................................               1,652,617                1,828,480
Derivatives ......................................................................                  26,334                       --
Obligation with repurchase agreements ............................................              25,646,930               42,075,520
Allowance for loan losses ........................................................              21,693,790               18,111,215
Charge-offs from financial investment ............................................               2,335,120                  330,785
Accrued interests and readjustments from risky loan portfolio ....................               1,610,950                1,936,100
Accruals interest and readjustments from past due loans ..........................               1,070,600                  806,900
Personnel provisions .............................................................                 917,080                1,504,000
Staff severance indemnities ......................................................               1,315,209                1,308,316
Fair value adjustments ...........................................................              18,244,791               19,606,167
Other ............................................................................              20,202,431               22,557,304
                                                                                              ------------             ------------
Gross deferred tax assets ........................................................             160,578,958              174,491,343

Depreciation .....................................................................             (23,184,100)             (22,687,403)
Inventories ......................................................................                (496,168)                (515,016)
Fixed assets under leasing contract ..............................................              (2,387,332)              (2,035,634)
Investments ......................................................................              (3,557,707)              (4,657,312)
Investment with repurchase agreements ............................................             (24,793,480)             (41,563,000)
Transitory assets ................................................................              (1,359,460)              (1,112,000)
Other ............................................................................              (5,251,758)              (3,859,309)
                                                                                              ------------             ------------
Gross deferred tax liabilities ...................................................             (61,030,005)             (76,429,674)
Deferred tax assets valuation allowance ..........................................             (37,581,352)             (35,970,177)
                                                                                              ------------             ------------
        Net deferred tax assets ..................................................              61,967,601               62,091,492
                                                                                              ============             ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate of 16.5% for 2003 to pretax accounting income on a US GAAP basis as a result of the following differences:

                                                                                              Year ended December 31,
                                                                                 --------------------------------------------------
                                                                                     2001               2002                2003
                                                                                 ------------       ------------       ------------
                                                                                     ThCh$              ThCh$               ThCh$
At statutory Chilean tax rate .............................................        (1,865,884)        11,415,967         (9,497,499)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes .....................         1,315,998          4,965,309          1,104,826
Nontaxable income .........................................................        18,324,048         12,034,437         10,708,061
Nondeductible expenses ....................................................       (17,275,611)       (17,357,734)       (20,848,224)
Change in valuation allowances ............................................        (3,635,871)        (7,652,257)         2,028,048
Local taxes ...............................................................           308,816           (558,268)           373,170
Foreign taxes .............................................................        (1,891,850)           744,673           (251,782)
Change in Chilean statutory tax rate ......................................         1,265,649          2,090,700            552,000
Other .....................................................................           231,538            184,009            107,115
                                                                                 ------------       ------------       ------------
        At effective tax rates ............................................        (3,223,167)         5,866,836        (15,724,285)
                                                                                 ============       ============       ============

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis and not on a consolidated basis. The Chilean income tax rate will be 17% in 2004 and for years thereafter.

The Argentine income tax rate was 35% for 2001, 2002 and 2003, in accordance with currently enacted tax legislation. The Peruvian tax rate was 27.0% in 2001, 2002 and 2003.

Quinenco and its subsidiaries possess tax loss carryforwards which resulted in deferred tax assets of ThCh$37,815,909 and ThCh$35,488,557 as of December 31 2002 and 2003, respectively. The tax losses relating to the Chilean and Uruguayan subsidiaries have no expiration date. The tax losses in Peru expire five years from the point that the subsidiary starts to record taxable income and in Argentina tax losses may be applied against taxable income for a period of five years.

d) Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2002 and 2003 where an estimation of fair value is practicable.

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The estimated fair values of the Company's financial instruments are as follows:

                                                                                          As of December 31
                                                               --------------------------------------------------------------------
                                                                            2002                                   2003
                                                               --------------------------------       -----------------------------
                                                                    US GAAP                             US GAAP
                                                                  Book value        Fair value        Book value         Fair value
                                                                     ThCh$             ThCh$             ThCh$              ThCh$
                                                               --------------------------------------------------------------------
                                                                                       Non-Financial Services
                                                               --------------------------------------------------------------------
Cash                                                                6,582,244         6,582,244         6,365,082         6,365,082
Time deposits                                                       2,723,383         2,723,383        37,413,291        37,413,291
Marketable securities                                              45,308,290        45,308,290        55,081,630        55,081,630
Accounts and notes receivable, net                                 75,553,916        75,553,916        79,419,713        79,419,713
Securities purchased under agreements to resell                    80,161,466        80,161,466        29,508,600        29,508,600
Long term receivables                                               2,418,290         2,418,290         2,165,710         2,165,710
Derivatives                                                         2,407,917         2,407,917                --                --
Accounts payable and suppliers notes payables                     (37,451,496)      (37,451,496)      (24,938,557)      (24,938,557)
Notes and accounts payables to related companies                     (324,847)         (324,847)         (483,086)         (483,086)
Short-term bank borrowings                                       (151,284,026)     (151,284,026)      (85,228,790)      (86,368,750)
Derivatives                                                                --                --        (1,604,310)       (1,604,310)
Bonds payable                                                    (221,367,304)     (230,775,966)     (197,356,952)     (199,301,235)
Long-term bank borrowings                                        (353,737,447)     (339,563,334)     (278,563,622)     (258,044,809)
Other long-term debt                                               (8,641,187)       (8,641,187)       (9,986,408)       (9,986,408)

                                                               --------------------------------------------------------------------
                                                                                       Financial Services
                                                               --------------------------------------------------------------------
Cash and due from banks                                           392,601,383       392,601,383       476,534,055       476,534,055
Interest bearing deposits in other banks                           33,602,000        33,602,000       183,707,000       183,707,000
Accounts receivable under spot foreign exchange transactions       30,249,000        30,249,000        39,148,000        39,148,000
Financial investments                                           1,485,148,292     1,485,158,320     1,632,734,020     1,632,734,240
Loans, net                                                      5,642,800,493     5,768,670,958     5,711,556,557     5,906,713,799
Deposits                                                       (4,793,976,608)   (4,795,641,489)   (4,854,816,951)   (4,918,649,690)
Accounts payable under spot foreign exchange transactions         (28,482,000)      (28,482,000)      (47,030,000)      (47,030,000)
Investments under agreements to repurchase                       (279,441,996)     (279,441,996)     (426,740,996)     (426,740,996)
Short-term and long-term borrowings                            (2,307,563,750)   (2,391,505,596)   (2,425,336,826)   (2,500,347,243)
Derivative instruments                                             (4,894,460)       (4,894,460)       (2,205,000)       (2,205,000)

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

e) Investment securities

The following are required disclosures for investments classified as available-for-sale securities, using amounts determined in accordance with US GAAP.

e-1) Non-financial services

Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the years ended December 31, 2001, 2002 and 2003 are as follows:

                                                                                                            Gross
                                                                                                         Unrealized          Fair
                                                                                          Cost              Gains            Value
                                                                                       ----------        ----------       ----------
                                                                                          ThCh$             ThCh$            ThCh$
Securities available-for-sale at December 31, 2001 .............................       21,448,330        31,719,839       53,168,169
Securities available-for-sale at December 31, 2002 .............................       21,772,583        21,554,474       43,327,057
Securities available-for-sale at December 31, 2003 .............................       21,741,995        27,395,954       49,137,949

Information on sales of available-for-sale securities during the three years in the period ended December 31, 2003 is as follows:

                                                                                          2001              2002             2003
                                                                                       ----------        ----------       ----------
                                                                                          ThCh$             ThCh$            ThCh$
Proceeds from sales ............................................................       92,336,464              --              --
Gross realized gains ...........................................................       51,609,630              --              --
Gross realized losses ..........................................................          (10,039)             --              --

The Company has no securities that are considered to be trading securities or debt securities to be held to maturity. The cost of available-for-sale securities is determined using the average cost method.

e-2) Financial services

                                                                                                  Years ended December 31,
                                                                                       ---------------------------------------------
                                                                                          2001              2002             2003
                                                                                       ----------        ----------       ----------
                                                                                           ThCh$            ThCh$            ThCh$
Proceeds on sales ..............................................................       21,955,380        12,864,370        7,695,000
Gross realized gains ...........................................................        1,528,130         1,503,890        5,442,000
Gross realized  losses .........................................................          204,020         2,020,000          146,000

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

      (1) The cost and estimated market value of securities available for sale as of December 31, 2002 and 2003 are as follows:

                                                                                       Year ended December 31, 2003
                                                                    ----------------------------------------------------------------
                                                                                         Gross            Gross
                                                                                      Unrealized        Unrealized    Estimated Fair
Available-for-sale Instruments:                                         Cost             Gains           (Losses)          Value
                                                                    ------------     ------------     ------------    --------------
                                                                        ThCh$            ThCh$             ThCh$           ThCh$
Foreign private sector debt securities ........................               --               --               --               --
Foreign financial institutions debt securities ................               --               --               --               --
Government securities .........................................       11,952,000            4,000               --       11,956,000
Credit linked investments .....................................               --               --               --               --
Chilean private sector debt securities ........................        8,636,000          320,000               --        8,956,000
                                                                    ------------     ------------     ------------     ------------
      Total ...................................................       20,588,000          324,000               --       20,912,000
                                                                    ============     ============     ============     ============

                                                                                       Year ended December 31, 2002
                                                                    ----------------------------------------------------------------
                                                                                         Gross            Gross
                                                                                      Unrealized        Unrealized    Estimated Fair
Available-for-sale Instruments:                                         Cost             Gains           (Losses)          Value
                                                                    ------------     ------------     ------------    --------------
                                                                        ThCh$            ThCh$             ThCh$           ThCh$
Foreign private sector debt securities ........................       40,112,150        3,287,550         (634,280)      42,765,420
Foreign financial institutions debt securities ................        1,298,860          816,080               --        2,114,940
Credit linked investments .....................................       69,618,290               --               --       69,618,290
                                                                    ------------     ------------     ------------     ------------
      Total ...................................................      111,029,300        4,103,630         (634,280)     114,498,650
                                                                    ============     ============     ============     ============

The contractual maturities of available-for-sale securities held by financial service companies, are as follows:

                                                                                 As of December 31, 2003
                                                ------------------------------------------------------------------------------------
                                                                   After one year    After five years
                                                                   but within five     but within 10
                                                Within one year        years              years          After 10 years     Total
                                                ------------------------------------------------------------------------------------
                                                      ThCh$            ThCh$             ThCh$                ThCh$          ThCh$
Available-for-sale Instruments:
U.S. Government debt securities .............      11,956,000               --               --                --         11,956,000
Chilean private sector debt securities ......              --        8,956,000               --                --          8,956,000
                                                 -----------------------------------------------------------------------------------
        Estimated fair value ................      11,956,000        8,956,000                --                --        20,912,000
                                                 ===================================================================================

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(2) The following disclosures, in addition to those required under Chilean GAAP, are required disclosures for investments classified as held-to-maturity in accordance with SFAS No. 115:

                                                                        Year ended December 31,
                                                          ------------------------------------------------------
                                                                                 2003
                                                          ------------------------------------------------------
                                                                            Gross Unrealized     Estimated Fair
                                                          Amortized Cost      Gains (Losses)          Value
                                                          ------------------------------------------------------
                                                               ThCh$              ThCh$                ThCh$
Held-to-maturity Instruments:
U.S. government debt securities ...................          21,017,000               4,000          21,021,000
Chilean Central Bank securities ...................                  --                  --                  --
Government Securities .............................                  --                  --                  --
                                                           ------------        ------------        ------------
      Total .......................................          21,017,000               4,000          21,021,000
                                                           ============        ============        ============

                                                                         Year ended December 31,
                                                          ------------------------------------------------------
                                                                                  2002
                                                          ------------------------------------------------------
                                                                            Gross Unrealized     Estimated Fair
                                                          Amortized Cost      Gains (Losses)          Value
                                                          ------------------------------------------------------
                                                               ThCh$              ThCh$                ThCh$
Held-to-maturity Instruments:
U.S. government debt securities ...................          39,450,600               5,050          39,455,650
Chilean Central Bank securities ...................         277,206,620               5,050         277,211,670
Government Securities .............................             297,950                  --             297,950
                                                           ----------------------------------------------------
      Total .......................................         316,955,170              10,100         316,965,270
                                                           ====================================================

The contractual maturities of securities classified by the Company's banking operations as held-to-maturity are as follows:

                                                                                    December 31, 2003
                                                         ---------------------------------------------------------------------
                                                                            After one year
                                                         Within one         but within five      After five
                                                            year                 years             years              Total
                                                         ---------------------------------------------------------------------
                                                            ThCh$               ThCh$               ThCh$             ThCh$
Held-to-maturity Instruments:
U.S. government debt securities ............             21,021,000                --                --             21,021,000
                                                         ---------------------------------------------------------------------
        Estimated fair value ...............             21,021,000                --                --             21,021,000
                                                         =====================================================================

(3) Under US GAAP, the Company's banking operations are required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading. For the years ended December 31, 2001, 2002 and 2003, the Company's banking operations recognized in income unrealized holding gains (losses) of ThCh$ 3,090,000, ThCh$110,852,000 and ThCh$(10,227,000) respectively, on these securities.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

f) Reclassification differences between Chilean GAAP and US GAAP

Certain non-operating income and expenses under Chilean GAAP would be considered operating income and expenses under US GAAP. for the years ended December 31, 2001, 2002 and 2003 as follows:

                                                                                            2001            2002            2003
                                                                                        ------------    ------------    ------------
                                                                                            ThCh$           ThCh$           ThCh$
Non-operating income under Chilean GAAP ............................................     107,084,379      33,877,831     119,526,995
Less:
   Amortization of negative goodwill ...............................................       9,279,335       1,907,919      23,523,313
   Amortization of unrealized gain .................................................         161,718         587,019              --
   Release of purchase price accruals ..............................................              --       3,296,718              --
   Tax refund ......................................................................         149,115         393,341         486,894
                                                                                        ------------    ------------    ------------
Non-operating income as classified under US GAAP, but calculated in
accordance with Chilean GAAP .......................................................      97,494,211      27,692,834      95,516,788
                                                                                        ============    ============    ============

Non-operating expenses under Chilean GAAP ..........................................      72,596,926      86,544,758      66,438,808
Less:
   Amortization of goodwill ........................................................      28,512,937      20,737,172      20,094,838
   Restructuring costs and severance indemnities ...................................       5,619,122       6,867,285         221,430
   Losses on sales of investments, fixed assets and other ..........................       1,000,557       2,065,661       1,680,636
   Consulting services .............................................................       4,543,407         739,573              --
   Adjustment of market value of shares ............................................         105,098          34,340              --
   Provision for losses on loans and recoverable taxes of foreign subsidiaries .....       3,402,582       2,678,110         483,135
   Financial consulting and other expenses for sale of Argentine
      Subsidiary ...................................................................         545,261              --              --
   Directors' compensation .........................................................         446,030         364,887       4,167,745
   Adjustment of property, plant and equipment to net
      realizable value (Note 9) ....................................................       2,735,516         848,680         489,166
   Allowance for uncollectible debts ...............................................         686,145       1,166,629              --
   Labor lawsuits ..................................................................       3,963,348         326,330         381,953
   Legal expenses for defense of Lucchetti Peru ....................................       2,410,219       2,246,733       1,395,937
   Valuation allowance for fixed and other assets Argentina ........................      12,962,566       6,201,865         821,194
   Losses on construction contracts ................................................         906,365              --
   Impairment of equity investment in and account receivable
      with Lucchetti Peru ..........................................................              --      30,985,271       1,187,600
   Depreciation of property, plant and equipment involved in
      temporary shutdown (see Note 9) ..............................................              --       3,284,965       1,984,140
   Adjustment to sales price of a business .........................................              --       1,250,433              --
   Loss originated in non participation in capital increase of subsidiary ..........              --              --      21,130,016
   Loss in sale of building Hotel Carrerra .........................................              --              --       4,713,021
                                                                                        ------------    ------------    ------------
Non-operating expense as classified under US GAAP, but
   calculated in accordance with Chilean GAAP ......................................       4,757,773       6,746,824       7,687,997
                                                                                        ============    ============    ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

g) Loan covenants

At December 31, 2001 the Company's subsidiary Madeco was not in compliance with a covenant relating to the Madeco Bonds series B for UF 693,000 nominal value, however waivers were obtained before the issuance of the 2001 consolidated financial statements.

Also, at December 31, 2001, the Company's subsidiary Madeco did not comply with certain covenants related to a loan with an affiliate of Bank Boston which had approximately ThCh$7,609,562 outstanding balance at December 31, 2001. Additionally, for the quarter ended March 31, 2002, the Company's subsidiary Madeco was also in non-compliance with respect to covenants pursuant to its loan with Citibank, which had a balance outstanding at that date of ThCh$3,421,516 (ThCh$3,372,169 at December 31, 2001). Since the Company's subsidiary Madeco obtained waivers for non-compliance before the issuance of the 2001 consolidated financial statements, for each facility, but only for the particular quarter period in which the Company was in default, for US GAAP purposes these facilities would be classified as a short-term liability at December 31, 2001. Madeco was in compliance with its covenants as of December 31, 2002 and 2003.

h) Goodwill

The following details what the Company's net income and under basic and diluted earnings (loss) per share under US GAAP would have been for the year ended December 31, 2001, excluding goodwill amortization expense:

                                                                                                       For the year ended
                                                                                                       December 31, 2001
                                                                                                                   Per Share
                                                                                                      ThCh$           Ch$
                                                                                                    Restated        Restated
      Income from continuing  operations before cumulative effect of changes in
      accounting principles and discontinued operations as reported ..........................     18,730,703           17.35
      Add back: Goodwill amortization ........................................................     12,559,612           11.63
                                                                                                  -----------     -----------
      Net income from continuing operations before cumulative effect of changes in
      accounting principles, discontinued operations and goodwill amortization ...............     31,290,315           28.98
                                                                                                  -----------     -----------
      Cumulative effect of changes in accounting principles, net of taxes and
      minority interest ......................................................................          2,081              --
      Net income before discontinued operations and goodwill amortization,
      net of taxes and minority interest .....................................................     31,292,396           28.98
                                                                                                  -----------     -----------
      Loss from discontinued operations, net of taxes and minority interest ..................     (6,568,217)          (6.08)
                                                                                                  -----------     -----------
      Net income before goodwill amortization ................................................     24,724,179           22.90
                                                                                                  ===========     ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The net US GAAP balance of goodwill as of December 31, 2002 and 2003 was ThCh$594,490,928 and ThCh$581,942,582 respectively.

The changes in the carrying amount of goodwill on a segment basis for the years ended December 31, 2002 and 2003 are as follows:

                                                Financial          Foods &
                                                 services          beverage       Manufacturing    Telecommunications
                                                  ThCh$              ThCh$            ThCh$               ThCh$
                                               ------------      ------------     -------------    ------------------
Balance as of January 1, 2002                   552,552,022            88,765        41,370,433            462,755
Impairment losses                                        --                --                --                 --
Goodwill acquired during the year                        --                --            16,953                 --
                                               ------------      ------------      ------------       ------------
Balance as of December 31, 2002                 552,552,022            88,765        41,387,386            462,755
Goodwill acquired during the year                        --           309,091            14,662            131,581
Impairment losses                                        --                --        (7,383,285)                --
Cumulative translation adjustment                        --                --        (5,620,395)                --
                                               ------------      ------------      ------------       ------------
Balance as of December 31, 2003                 552,552,022           397,856        28,398,368            594,336
                                               ============      ============      ============       ============

i) Insurance Operations

The Company participates in certain insurance brokerage and other operations. There are no material differences in the accounting for these operations between Chilean GAAP and US GAAP.

j) Discontinued operations

In October of 2001, the FASB issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which is effective for fiscal years beginning after December 15, 2001. SFAS 144 establishes accounting and reporting standards for the impairment and disposal of long-lived assets and discontinued operations. The Company adopted SFAS 144 in 2002. All prior year reporting periods have been restated to reflect the adoption. The application of this statement resulted in the classification, and separate financial presentation of certain entities as discontinued operations, the results of which are not included in continuing operations.

In 2003 the Company committed to a plan to dispose of the equity participation it held in the consolidated subsidiary, Lucchetti Chile S.A. In addition, Empresas Lucchetti's operations in Peru are considered as discontinued as of December 31, 2003 as they were effectively abandoned due to the court case discussed in Note 19. There was an impairment of assets related to these discontinued operations in the year ended December 31, 2002 which resulted in a loss of ThCh$ 30,985,271.

This subsidiary was reported as part of the Food and Beverage operating segment. It was accounted for as discontinued operations in accordance with SFAS No. 144 and, accordingly, amounts in the reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect discontinued accounting.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The major classes of discontinued combined assets and combined liabilities included in the US GAAP Quinenco S.A. consolidated Balance Sheet are as follows:

                                                                                                 At December, 31
                                                                                          ------------------------------
                                                                                              2002              2003
                                                                                          ------------      ------------
                                                                                              ThCh$              ThCh$
            Assets:
            Cash ...................................................................         1,598,718         3,906,300
            Account receivable, net ................................................        17,080,759        16,610,422
            Other current assets ...................................................        15,501,421        16,806,536
            Property, plant and equipment, net .....................................        49,585,556        47,092,375
            Intangibles ............................................................           632,060           596,929
            Other assets ...........................................................         8,650,946        11,808,232

            Total assets of discontinued operations ................................        93,049,460        96,820,794
                                                                                          ============      ============

            Liabilities:
            Current liabilities ....................................................        26,609,935        24,554,283
            Long term liabilities ..................................................        52,578,925        46,340,271
                                                                                          ------------      ------------
            Total liabilities of discontinued operations ...........................        79,188,860        70,894,554
            Minority interest ......................................................           874,604         1,060,383
                                                                                          ------------      ------------
            Quinenco's investment in Lucchetti .....................................        12,985,996        24,865,857
                                                                                          ============      ============

The major classes of discontinued consolidated revenues and expenses included in the US GAAP Quinenco S.A. combined Income Statement are as follows:

                                                                                              Year Ended December 31,
                                                                               ----------------------------------------------------
                                                                                   2001                2002                2003
                                                                               ------------        ------------        ------------
                                                                                   ThCh$               ThCh$                ThCh$
Sales ..................................................................         89,731,179          84,636,517          59,115,255
Costs of sales .........................................................        (62,914,547)        (61,997,643)        (40,804,664)
Gross profit ...........................................................         26,816,632          22,638,874          18,310,591

Administrative and selling expenses ....................................        (23,968,049)        (50,426,416)        (17,124,639)
                                                                               ------------        ------------        ------------
Operating income .......................................................          2,848,583         (27,787,542)          1,185,952
                                                                               ============        ============        ============

Non operating loss .....................................................        (12,313,372)         (9,124,376)         (5,545,341)
                                                                               ------------        ------------        ------------
Loss before taxes and minority interest ................................         (9,464,789)        (36,911,918)         (4,359,389)
                                                                               ============        ============        ============

Income tax .............................................................          2,903,592            (298,672)          1,707,318
Minority interest ......................................................            442,881           2,347,988             108,469
                                                                               ------------        ------------        ------------
Net loss for the year ..................................................         (6,118,316)        (34,862,602)         (2,543,602)
                                                                               ============        ============        ============

Lucchetti Chile S.A. was sold in March 2004, generating a gain on sale of ThCh$1,276,001.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

k) Comprehensive income

In accordance with US GAAP, the Company reports a measure of all changes in shareholders' equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total of net income and other non-owner equity transactions that result in changes in net shareholders' equity. Comprehensive income is as follows:

                                                                                Before         Tax (expense)      Net of tax
                                                                              tax amount         or benefit          amount
                                                                             ------------      ------------      ------------
                                                                                 ThCh$              ThCh$             ThCh$
Balance as of December 31, 2001 ........................................      (31,358,972)       (4,997,613)      (36,356,585)
Translation adjustment .................................................       10,972,386                --        10,972,386
Unrealized gains and losses on available-for-sale securities ...........       (6,811,553)        1,544,476        (5,267,077)
                                                                             ------------      ------------      ------------
Balance as of December 31, 2002 ........................................      (27,198,139)       (3,453,137)      (30,651,276)
Translation adjustment .................................................      (26,556,480)               --       (26,556,480)
Unrealized gains and losses on available-for-sale securities ...........        4,314,149        (1,098,605)        3,215,544
                                                                             ------------      ------------      ------------
Balance as of December 31, 2003 ........................................      (49,440,470)       (4,551,742)      (53,992,212)

The gains and losses on debt classified as a net investment hedge covering the exposure of foreign investments as permitted by SFAS 133 and presented in other comprehensive income are as follows:

                                                                                   2001                 2002               2003
                                                                                   ThCh$                ThCh$              ThCh$
                                                                                ----------           ----------         -----------
Gain (loss) on debt classified as net investment hedge ...............          (7,702,396)          16,178,896         (40,941,780)

l) Restrictions which limit the payment of dividends by the registrant

As stated in Note 15, the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Quinenco's proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2003 are as follows:

                                                          Proportionate Share of
                     Subsidiary                           Restricted Net Assets
                                                                   ThCh$
        CNT Telefonica del Sur S.A.                              25,095,744
        Compania de Telefonos de Coyhaique S.A.                     878,449
        Empresas Luchetti S.A.                                   43,457,502
        LQ Inversiones Financieras S.A.                         270,414,766
        Madeco S.A.                                              65,402,568
        Indalum S.A.                                             15,102,589
        Alusa S.A.                                               12,527,864

The amount of consolidated retained earnings which represents undistributed earnings of investments accounted for under the equity method as of December 31, 2003 is ThCh$89,998,649.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

m) Contingent Liabilities

The following note relates to the Company's banking operations and amounts stated are rounded to millions of Chilean pesos.

The Company's banking operations have contingent liabilities which consist of open and unused letters of credit, together with guarantees granted in Chilean pesos, UF and foreign currencies (principally U.S. dollars). Under U.S. GAAP these transactions represent off-balance sheet activities. The following is a summary of instruments that are considered financial guarantees in accordance with FIN No. 45:

                                                                                       Year ended               As of
                                                                                   December 31, 2003      December 31, 2003
                                                                                          Fees             Contract amount
                                                                                          MCh$                   MCh$
              Standby letters of credits ...............................                    190                 32,074
              Foreign office guarantees ................................                    289                 24,033
              Performance bonds ........................................                  2,775                245,888
                                                                                        -------                -------
              Total ....................................................                  3,254                301,995

Guarantees in the form of performance bonds are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the performance bond as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the Bank for performance bonds. To mitigate credit risk, the Bank generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer's creditworthiness.

Guarantees expiration periods are as follows:

                                                                 Due after 1         Due after 1      Due after 1
                                               Due within 1        year but           year but          year but
                                                   year         within 3 years     within 3 years    within 3 years       Total
                                                   MCh$                MCh$              MCh$              MCh$            MCh$
                                               ------------     --------------     --------------    --------------     ---------
      Standby letters of credits ..........        19,920             8,989              3,165               --            32,074
      Foreign office guarantees ...........        20,161             3,872                 --               --            24,033
      Performance bonds ...................       176,856            56,798             10,180            2,054           245,888
                                                ---------         ---------          ---------        ---------         ---------
      Total ...............................       216,937            69,659             13,345            2,054           301,995

n) Other Interest Bearing Liabilities

The following note relates to the Company's banking operations and amounts stated are rounded to millions of Chilean pesos.

The Company's banking operations long-term and short-term borrowings are summarized below. In accordance with the guidelines established by the SBIF, the Company's banking operations do not present a classified balance sheet. Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the amounts due within one year on such borrowings.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

                                                                 As of December 31, 2002               As of December 31, 2003
                                                          --------------------------------------------------------------------------
                                                          Long-term    Short-term    Total       Long-term    Short-term    Total
                                                             MCh$          MCh$       MCh$          MCh$         MCh$        MCh$
Central Bank Credit lines for renegotiation of loans .        3,801           --        3,801        2,975           --        2,975
Other Central Bank borrowings ........................           --           --           --           --       24,906       24,906
Mortgage finance bonds ...............................    1,137,200           --    1,137,200    1,052,412           --    1,052,412
Bonds ................................................        4,639           --        4,639        3,127           --        3,127
Subordinated bonds ...................................      280,431           --      280,431      271,197           --      271,197
Borrowings from domestic financial institutions ......          127       50,866       50,993          103       49,779       49,882
Foreign borrowings ...................................      335,087      180,360      515,447      450,860      267,109      717,969
Investments under agreements to repurchase ...........           --      279,442      279,442           --      426,741      426,741
Other obligations ....................................       46,320       31,217       77,537        9,846       49,754       59,600
                                                          --------------------------------------------------------------------------
    Total other interest bearing liabilities .........    1,807,605      541,885    2,349,490    1,790,520      818,289    2,608,809
                                                          ==========================================================================

(1) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 2.36%. The maturities of the outstanding amounts are as follows:

                                                                          As of December 31, 2003
                                                                          -----------------------
                                                                                     MCh$
      Due within 1 year ..............................................              2,975
      Due after 1 year but within 2 years ............................                 --
      Due after 2 years but within 3 years ...........................                 --
      Due after 3 years but within 4 years ...........................                 --
      Due after 4 years but within 5 years ...........................                 --
      Due after 5 years ..............................................                 --
                                                                                   ------
          Total long-term (Credit lines for renegotiation of loans) ..              2,975
          Total short-term (Other Central Bank borrowings) ...........             24,906
                                                                                   ------
          Total Central Bank borrowings ..............................             27,881
                                                                                   ======

(2) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 6.2% as of December 31, 2003.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The maturities of outstanding mortgage bond amounts as of December 31, 2003 are as follows:

                                                                                    As of December 31,
                                                                                           2003
                                                                                    ------------------
                                                                                           MCh$
      Due within 1 year ..............................................                     84,397
      Due after 1 year but within 2 years ............................                     87,257
      Due after 2 years but within 3 years ...........................                     88,085
      Due after 3 years but within 4 years ...........................                     86,401
      Due after 4 years but within 5 years ...........................                     83,345
      Due after 5 years ..............................................                    622,927
                                                                                        ---------
          Total mortgage finance bonds ...............................                  1,052,412
                                                                                        =========

(3) Bonds

The maturities of outstanding bonds amounts as of December 31, 2003 are as follows:

                                                                                    As of December 31,
                                                                                           2003
                                                                                    ------------------
                                                                                           MCh$
      Due within 1 year ..............................................                        905
      Due after 1 year but within 2 years ............................                        858
      Due after 2 years but within 3 years ...........................                        858
      Due after 3 years but within 4 years ...........................                        506
      Due after 4 years but within 5 years ...........................                         --
      Due after 5 years ..............................................                         --
                                                                                        ---------
          Total bonds ................................................                      3,127
                                                                                        =========

Bonds are linked to the UF Index and carried an average real annual interest rate of 6.9% as of December 31, 2003, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

(4) Subordinated bonds..

In 2002 the Company's banking operations issued Bonds totaling UF 1,580,000 ("known as 6.5% Bonds") at a discount of UF 98,670. The 6.5% Bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the "6.5% Bonds" is amortized over the life of the bond. As of December 31, 2003, the effective real interest rate is 7.0%, taking into consideration the discount on issuance.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The 6.5% Bonds are intended for the financing of loans having a maturity of greater than one year. As of December 31, 2003 the outstanding maturities of these bonds, which are considered long-term, are as follows:

                                                                            As of December 31, 2003
                                                                            -----------------------
                                                                                      MCh$
      Due within 1 year ......................................                       25,571
      Due after 1 year but within 2 years ....................                       19,307
      Due after 2 years but within 3 years ...................                       19,307
      Due after 3 years but within 4 years ...................                       19,307
      Due after 4 years but within 5 years ...................                       19,307
      Due after 5 years ......................................                      168,398
                                                                                    -------
          Total subordinated bonds ...........................                      271,197
                                                                                    =======

The value of the subordinated bonds that can be considered in the "effective equity" should decrease by 20% per year beginning six years prior to maturity.

(5) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund the Company's banking operations' general activities, carry a weighted average annual real interest rate of 2.3% and have the following outstanding maturities as of December 31, 2003:

                                                                            As of December 31, 2003
                                                                            -----------------------
                                                                                      MCh$
      Due within 1 year ......................................                          103
      Due after 1 year but within 2 years ....................                           --
      Due after 2 years but within 3 years ...................                           --
      Due after 3 years but within 4 years ...................                           --
      Due after 4 years but within 5 years ...................                           --
      Due after 5 years ......................................                           --
                                                                                    -------
          Total long-term ....................................                          103
          Total short-term ...................................                       49,779
                                                                                    -------

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

(6) Foreign borrowings

The Company's banking operations have short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2003 are as follows:

                                                                                  As of December 31, 2003
                                                                                  -----------------------
                                                                                            MCh$
      Due within 1 year .......................................                            431,098
      Due after 1 year but within 2 years .....................                             13,015
      Due after 2 years but within 3 years ....................                                127
      Due after 3 years but within 4 years ....................                              6,620
      Due after 4 years but within 5 years ....................                                 --
      Due after 5 years .......................................                                 --
                                                                                         ---------
         Total long-term ......................................                            450,860
         Total short-term .....................................                            267,109
                                                                                         ---------
            Total foreign borrowings ..........................                            717,969
                                                                                         =========

All of these loans are denominated in U.S. dollars, are principally used to fund the' foreign trade loans and carry an average, annual nominal interest rate of 3.8% as of December 31, 2003.

(7) Other obligations

                                                                                  As of December 31,
                                                                                ---------------------
                                                                                 2002           2003
                                                                                 MCh$           MCh$
      Other long-term obligations:
          Payable accounts ....................................                    883             --
          Obligations with Chilean government .................                 45,437          9,846
                                                                                ---------------------
          Total other  long-term obligations ..................                 46,320          9,846
      Other short-term obligations ............................                 31,217         49,754
                                                                                ---------------------
          Total other obligations .............................                 77,537         59,600
                                                                                =====================

As of December 31, 2003, other obligations had the following maturities:

                                                                                  As of December 31, 2003
                                                                                  -----------------------
                                                                                            MCh$
      Due within 1 year .......................................                                945
      Due after 1 year but within 2 years .....................                              1,200
      Due after 2 years but within 3 years ....................                              1,418
      Due after 3 years but within 4 years ....................                              1,479
      Due after 4 years but within 5 years ....................                              1,408
      Due after 5 years .......................................                              3,396
                                                                                         ---------
         Total long-term ......................................                              9,846
         Total short-term .....................................                             49,754
                                                                                         ---------
           Total other obligations ............................                             59,600
                                                                                         =========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

o) Fees and income from services

The following note relates to the Company's banking operations and amounts stated are rounded to millions of Chilean pesos.

The Company's banking operations' fees and income from services and non-operating income and expenses for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:

                                                                                       Years ended December 31,
                                                              ---------------------------------------------------------------------
                                                                       2001                    2002                    2003
                                                              ---------------------------------------------------------------------
                                                                 Income    Expenses      Income     Expenses      Income   Expenses
                                                                  MCh$        MCh$         MCh$        MCh$        MCh$       MCh$
Fees and income from services
Contingent fees ..........................................        4,766          --        3,277          --       3,261         --
Demand deposits and overdrafts ...........................       10,827          --        9,098          --       4,909         --
Sight accounts and ATMs ..................................        9,376      (2,578)      11,982      (2,601)     15,295     (4,696)
Mutual funds .............................................        9,279        (436)      13,287      (1,337)     14,663     (1,394)
Insurance ................................................        7,262        (602)       6,860        (720)     10,490     (1,128)
Stock brokerage ..........................................        3,933        (449)       4,060        (435)      9,912       (612)
Collection of overdue loans ..............................           --          --        6,398          --       8,621         --
Collection and payment of services .......................        3,752          --        5,748          --       7,179         --
Credit lines .............................................        3,451          --        5,033          --       5,521         --
Financial services .......................................        1,749          --        1,929          --       5,350         --
Income and expense from goods received in lieu of
  payment ................................................          604      (2,041)       2,961      (1,730)      4,179     (1,753)
Letters of credit guarantees, collaterals and other
  contingent loans .......................................        3,272      (2,127)       1,743          --       1,737         --
Collection services ......................................        2,962          --        2,610          --       2,874         --
Foreign trade and currency exchange ......................        1,979          --        1,766          --       2,418         --
Prepayment of loans ......................................          676          --        1,208          --       1,969         --
Leasing ..................................................          408        (672)       1,685        (484)      1,637       (514)
Custody and trust services ...............................          639          --          595          --         911         --
Factoring ................................................          290         (51)         298          (4)        735         (3)
Fees from sales force ....................................           --      (4,508)          --      (8,553)         --    (10,864)
Teller services (Servipag) ...............................           --      (2,103)          --      (2,765)         --     (3,179)
Other ....................................................        2,755      (2,552)       2,134      (1,444)      4,177     (2,454)
                                                              ---------------------------------------------------------------------
    Total ................................................       67,980     (18,119)      82,672     (20,073)    105,838    (26,597)
                                                              =====================================================================

p) Non-operating income and expense

The following note relates to the Company's banking operations and amounts stated are rounded to millions of Chilean pesos.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

The Company's banking operations' fees and income from services and non-operating income and expenses for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:

                                                                                         Years ended December 31,
                                                                   ----------------------------------------------------------------
                                                                          2001                  2002                   2003
                                                                   ----------------------------------------------------------------
                                                                    Income     Expenses    Income   Expenses      Income   Expenses
                                                                     MCh$        MCh$       MCh$       MCh$        MCh$       MCh$
Non-operating income and expenses
Rental income .................................................      2,448          --      2,699         --       2,554         --
Recoveries of expenses ........................................        626          --        863         --         428         --
Gains on sales of assets received in lieu of payment ..........      4,366          --        964         --       1,095         --
Income from correspondent banks ...............................        838          --        584         --         941         --
Income from sale of fixed assets ..............................        201          --        524         --         453         --
Securities in companies and shares ............................         85          --        298         --          19         --
Miscellaneous gains on exchange ...............................        135          --         --         --          --         --
Overestimated provision .......................................        (12)         --         --         --          --         --
Amortization of intangibles ...................................         --     (14,128)        --    (20,796)         --    (17,547)
Charge-offs and provision of assets received in lieu of payment         --      (4,336)        --     (8,373)         --     (7,357)
Charge-offs and provision related to fixed assets .............         --        (184)        --     (4,409)         --       (124)
Administration and credit card contracts ......................         --      (1,727)        --     (3,072)         --     (5,946)
Charge-offs of transaction in process related to the merger ...         --          --         --     (2,036)         --         --
Asset received in lieu of payment .............................        515          --         --     (1,739)         --       (381)
Charge-offs ...................................................         --        (383)        --     (1,315)         --     (2,257)
Legal contingencies provision .................................         --        (188)        --       (972)         --       (147)
Delivery services of bank products ............................         --        (586)        --       (644)         --       (637)
Indemnity for termination of rental contracts .................         --          --         --       (588)         --         --
Merger expenses ...............................................         --          --         --     (1,245)         --         --
Income (losses) attributable to investments in other companies       1,451         (26)        --     (1,301)         --     (1,122)
Other .........................................................        915      (1,173)       531     (2,131)        647     (4,312)
                                                                   ----------------------------------------------------------------
    Total .....................................................     11,568     (22,731)     6,463    (48,621)      6,137    (39,830)
                                                                   ================================================================

q) Stock Option Plan

At Madeco's Extraordinary Meeting of Shareholders held on November 14, 2002, the shareholders of Madeco approved the Madeco Stock Option Plan, which was adopted by the Board of Directors of Madeco on January 28, 2003. The 2003 incentive plan authorizes the issuance of up to 493,334,000 shares of Madeco's common stock upon the exercises of stock options.

On April 24, 2003, Madeco granted stock options to certain employees in the total amount of 182,147,724 shares. These options were granted at fair market value on the date of grant. The options vest and they are exercisable on September 30, 2004, assuming the employee continues service to that date. The exercise period is September 30, 2004 to November 30, 2004 with an exercise price of Ch$24 per share.

r) Recent accounting pronouncements

On January 23, 2003, the FASB Emerging Issues Taskforce issued EITF 00-21 Issue Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue requires, that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, and applicable revenue recognition criteria should be

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

considered separately for units of accounting. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment. EITF 00-21 had no material impact on the Company's results of operations, financial positions or cash flows.

In April 2003, the Financial Accounting Standards Board issued SFAS No.149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.133. SFAS No.149 is effective for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003. In addition, certain provisions relating to forward purchases or sales of issued securities or other securities that do not yet exist should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 had no material impact on the Company's results of operations, financial position or cash flows.

In June 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.("SFAS 150"). SFAS No. 150 clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within its scope as liabilities. Such financial instruments may include mandatory redeemable shares, financial instruments which embody an obligation to repurchase shares or require the issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no material impact on the Company's results of operations, financial position or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities-an interpretation of ARB 51 ("FIN 46") to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply Interpretation No. 46 to variable interest entities created after January 31, 2003. The Company did not create any variable interest entities after January 31, 2003 and is in the process of assessing the impact of the Interpretation in relation to business relationships created before January 31, 2003. The Company does not expect the implementation of the Interpretation to have a material impact on the Company's results of operation or financial position.

In May 2003, the EITF reached a consensus in EITF Issue No. 01-08 Determining Whether an Arrangement Contains a Lease. EITF 01-08 clarifies the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, Accounting for Leases. Upon application of EITF Issue No. 01-08, the accounting requirements under the consensus could affect the timing of revenue and expense recognition, and revenues reported as supply, transportation and storage services may be required to be reported as rental or lease income. The consensus is being applied prospectively to arrangements agreed to, modified, or acquired in business combinations on or after January 1, 2004. The Company is currently evaluating the impact of the adoption of EITF Issue No. 01-08 on its consolidated results of operations, cash flows or financial position.

In January 2003, the Chilean Association of Accountants issued Technical Bulletin No. 72, "Business Combinations and Consolidation of Financial Statements". This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2004 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. Technical Bulletin No. 72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin No. 72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.

                         QUINENCO S.A. AND SUBSIDIARIES
          SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF QUINENCO S.A,
                             ("QUINENCO INDIVIDUAL")
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

Schedule I - Condensed financial information of Quinenco S.A. ("Quinenco Individual")

1) Condensed balance sheets of Quinenco Individual under US GAAP as of December 31, 2002 and 2003 are as follows:

                                                                                At December, 31
                                                                       ---------------------------------
                                                                             2002               2003
                                                                        -------------      -------------
                                                                             ThCh$              ThCh$
      Assets:
      Current assets
      Cash and time deposits .....................................             91,110         11,635,740
      Accounts and notes receivable, net .........................         68,808,757         19,733,847
                                                                        -------------      -------------
             Total current assets ................................         68,899,867         31,369,587
                                                                        -------------      -------------

      Net property, plant and equipment ..........................          5,981,329          6,166,136
                                                                        -------------      -------------

      Other assets:
      Investments in and advances to related companies ...........        586,768,089        539,359,395
      Other non-current assets ...................................        133,730,953        203,557,128
                                                                        -------------      -------------
             Total other assets ..................................        720,499,042        742,916,523
                                                                        -------------      -------------

             Total assets ........................................        795,380,238        780,452,246
                                                                        =============      =============

      Liabilities and Shareholders' Equity:

      Current liabilities ........................................         47,759,042         31,518,870
      Long-term liabilities ......................................        124,857,347        100,968,351
      Shareholders' equity
      Common stock ...............................................        459,291,711        459,291,711
      Reserves ...................................................        163,472,138        188,673,314
                                                                        -------------      -------------
                                                                          622,763,849        647,965,025

             Total liabilities and shareholders' equity ..........        795,380,238        780,452,246
                                                                        =============      =============

                         QUINENCO S.A. AND SUBSIDIARIES
          SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF QUINENCO S.A,
                      ("QUINENCO INDIVIDUAL") - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

2) Condensed income statements of Quinenco Individual under US GAAP for the years ended December 31, 2001, 2002 and 2003 are as follows:

                                                                                             At December, 31
                                                                                  -------------------------------------------
                                                                                     2001            2002             2003
                                                                                  -----------     -----------     -----------
                                                                                     ThCh$           ThCh$            ThCh$
      Operating results:
      Net sales ..............................................................             --              --              --
      Cost of sales ..........................................................             --              --              --
      Administrative and selling expenses ....................................     (4,589,124)     (4,438,007)     (5,363,320)
      Other operating results ................................................     (1,690,993)      5,083,793         725,316
                                                                                  -----------     -----------     -----------
           Operating income ..................................................     (6,280,117)        645,786      (4,638,004)

      Non-Operating results:
      Non-operating income and expenses, net .................................      2,533,193         222,161      33,601,451
      Income taxes ...........................................................       (217,531)         66,763        (177,926)
      Equity participation in income of related companies, net ...............     16,578,923     (88,864,596)     30,231,163

           Income (loss) before cumulative change in accounting principle ....     12,614,468     (87,929,886)     59,016,684
      Cumulative change in accounting principle ..............................             --       4,840,323              --
                                                                                  -----------     -----------     -----------
           Net (loss) income .................................................     12,614,468     (83,089,563)     59,016,684
                                                                                  ===========     ===========     ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF QUINENCO S.A,
                      ("QUINENCO INDIVIDUAL") - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

3) Condensed statements of cash flows of Quinenco Individual under US GAAP for the years ended December 31, 2001, 2002 and 2003 are as follows:

                                                                                                  At December 31,
                                                                                  -------------------------------------------------
                                                                                       2001              2002              2003
                                                                                  -------------     -------------     -------------
                                                                                       ThCh$             ThCh$             ThCh$
      Net cash provided by operating activities ..............................        9,533,628         1,714,165        47,879,991
Cash flows from financing activities:
Proceeds from the issuance of debt ...........................................       59,078,916                --                --
Proceeds from loans obtained from related companies ..........................       12,948,170                --        42,966,608
Proceeds from bond issuances .................................................      108,381,393                --                --
Dividends paid ...............................................................          (48,374)       (6,424,002)          (19,596)
Payment of debt ..............................................................      (65,606,800)         (186,601)      (15,931,782)
Payment of bonds .............................................................               --        (6,821,021)      (10,955,422)
Payment of loans obtained from related companies .............................               --       (35,938,524)               --
Other disbursements for financing ............................................       (6,317,886)          (23,529)          (52,489)
                                                                                  -------------     -------------     -------------
    Net cash provided by (used in) financing activities ......................      108,435,419       (49,393,677)       16,007,319
                                                                                  -------------     -------------     -------------
Cash flows from investing activities:
Proceeds from sales of property, plant and equipment .........................               --                --            46,064
Proceeds from sales of permanent investments .................................          313,589                --        15,655,507
Payments received on loans to related companies ..............................               --       339,866,263                --
Other receipts from investments ..............................................               --        21,350,391        37,408,588
Additions to property, plant and equipment ...................................       (5,297,079)           (7,536)         (557,560)
Long-term investments ........................................................      (28,838,706)     (277,211,982)      (43,376,298)
Other loans granted to related companies .....................................      (82,083,006)               --      (101,744,853)
Other investment disbursements ...............................................               --          (202,283)               --
                                                                                  -------------     -------------     -------------
    Net cash provided used in investing activities ...........................     (115,905,202)       83,794,853       (92,568,552)
                                                                                  -------------     -------------     -------------
Net cash flow for the year ...................................................        2,063,845        36,115,341       (28,681,242)
Effect of price-level restatement on cash and cash equivalents ...............           54,958           246,172        (3,977,755)
    Net (decrease) increase in cash and cash equivalents .....................        2,118,803        36,361,513       (32,658,997)
Cash and cash equivalents beginning of year ..................................       22,098,103        24,216,906        60,578,419
                                                                                  -------------     -------------     -------------
Cash and cash equivalents end of year ........................................       24,216,906        60,578,419        27,919,422
                                                                                  =============     =============     =============

4) The following table presents bank debt payable as of December 31, 2002 and 2003:

                                                                 As of December 31, 2003

                                                  After 2     After 3      After 5
                                 After 1 year      years     years but      years                   Total      Annual       As of
                                  but within    but within   within 5    but within    After 10   long-term   interest    December,
                      Currency      2 years       3 years      years      10 years       years     portion      rate        2002
Financial institution
                                     ThCh$        ThCh$        ThCh$        ThCh$        ThCh$      ThCh$          %        ThCh$
Banco Credito e
Inversiones             UF        8,171,931           --           --           --           --   8,171,931       3.39          --
                                  ---------       ------       ------       ------       ------   ---------                 ------
Total                             8,171,931           --           --           --           --   8,171,931                     --
                                  =========       ======       ======       ======       ======   =========                 ======

                         QUINENCO S.A. AND SUBSIDIARIES
          SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF QUINENCO S.A,
                      ("QUINENCO INDIVIDUAL") - (Continued)
           (expressed in constant Chilean pesos of December 31, 2003, unless otherwise stated)

5) The following table presents bonds payable as of December 31, 2002 and 2003:

Series                          Face value     Currency       Interest         Maturity                 Par value as of
                               outstanding                      rate                                      December 31,
                                                                                                 -------------------------------
                                                                                                     2002                2003
                                                                                                 -----------          ----------
                                                                   %                                ThCh$                ThCh$
                A                       --         UF             6.2         30/04/2021             366,980             350,068
                B                  900,000         UF             6.2         30/04/2008           8,435,910          15,936,888
                                                                                                 -----------          ----------
      Total current portion                                                                        8,802,890          16,286,956
                                                                                                 ===========          ==========

                A                2,000,000         UF             6.2         30/04/2021          33,823,122          33,840,122
                B                3,150,000         UF             6.2         30/04/2008          68,491,823          53,298,000
                                                                                                 -----------          ----------
     Total long-term portion                                                                     102,315,945          87,138,122
                                                                                                 ===========          ==========

6) The following table presents a schedule of debt maturity in each of the next five years and thereafter as of December 31, 2003:

                                                                                        As of December 31,
                                                                                                2003
                                                                                                ThCh$
                                                                                        ------------------
               2004.....................................................                     22,597,852
               2005.....................................................                     25,162,431
               2006.....................................................                     16,990,500
               2007.....................................................                      4,629,068
               2008.....................................................                      4,578,000
               Thereafter ..............................................                     27,010,500
                                                                                            -----------
               Total  ..................................................                    100,968,351
                                                                                            ===========

7) The following table presents the dividends received by Quinenco Individual in the years ended December 31, 2001, 2002 and 2003:

                                                                               Year ended December 31,
                                                                    ----------------------------------------------
                                                                       2001              2002              2003
                                                                    ----------         ---------        ----------
                                                                       ThCh$             ThCh$             ThCh$
Dividends received ................................                 14,250,725         6,686,796        58,109,118