Form 20-F
period 2004-12-31
QUINENCO SA
filed 2005-06-29
CIK 1040649

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  --------------
                                     FORM 20-F
                                  --------------

(Mark One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2004

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

                             ----------------------

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

________________
* Not for trading, but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

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

    Common stock, without par value ........................... 1,079,740,079

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

                             Item 17 |_| Item 18 |X|

================================================================================

                                TABLE OF CONTENTS

                                                                                                Page
                                                                                                ----
INTRODUCTION ................................................................................     ii

     INCORPORATION BY REFERENCE .............................................................    iii
     EXCHANGE RATES AND CURRENCY ............................................................     iv
     PRESENTATION OF MARKET SHARE AND OTHER INFORMATION .....................................     iv
     FORWARD-LOOKING STATEMENTS .............................................................     vi

PART I ......................................................................................      1

     Item 1.  Identity of Directors, Senior Management and Advisers .........................      1
     Item 2.  Offer Statistics and Expected Timetable .......................................      1
     Item 3.  Key Information ...............................................................      1
     Item 4.  Information on the Company ....................................................      9
     Item 5.  Operating and Financial Review and Prospects ..................................     57

Contractual Obligations and Commercial Commitments ..........................................     96

     Contractual Commitments ................................................................     96
     Commercial Commitments .................................................................     96
     Item 6.  Directors, Senior Management and Employees ....................................     96
     Item 7.  Major Shareholders and Related Party Transactions .............................    106
     Item 8.  Financial Information .........................................................    109
     Item 9.  The Offer and Listing .........................................................    111
     Item 10.  Additional Information .......................................................    115
     Item 11.  Quantitative and Qualitative Disclosures About Market Risk ...................    125
     Item 12.  Description of Securities Other than Equity Securities .......................    127

PART II .....................................................................................    128

     Item 13.  Defaults, Dividend Arrearages and Delinquencies ..............................    128
     Item 14.  Material Modifications of the Rights of Security Holders and Use of Proceeds .    128
     Item 15.  Controls and Procedures ......................................................    128
     Item 16.  (Reserved) ...................................................................    128

PART III ....................................................................................    129

     Item 17.  Financial Statements .........................................................    129
     Item 18.  Financial Statements .........................................................    129
     Item 19.  Exhibits .....................................................................    129

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

Consolidated subsidiaries:

      - "Hoteles Carrera" refers to Hoteles Carrera S.A., a 90.0%-owned consolidated subsidiary of Quinenco.

      - "Indalsa" refers to Industria Nacional de Alimentos S.A., a 97.0%-owned consolidated subsidiary of Quinenco, together with Indalsa's consolidated subsidiaries as of December 31, 2004. Indalsa was formerly known as Empresas Lucchetti S.A. ("Lucchetti"). On March 31, 2004, approximately 85% of Lucchetti's assets were sold, including trademarks and other intangible assets. As a result, on May 14, 2005, Lucchetti's name was changed. All references herein to will be made to Indalsa.

      - "LQIF" refers to LQ Inversiones Financieras S.A., a 99.9%-owned consolidated subsidiary of Quinenco.

      - "Madeco" refers to Madeco S.A., a consolidated subsidiary 51.2%-owned by Quinenco, together with Madeco's consolidated subsidiaries.

      - "Telefonica del Sur" refers to Compania Nacional de Telefonos, Telefonica del Sur S.A., a consolidated subsidiary, 73.7%-owned by Quinenco through its subsidiary VTR S.A. ("VTR"), together with Telefonica del Sur's consolidated subsidiaries.

Non-consolidated subsidiaries and equity interests:

      - "Banco de Chile" refers to Banco de Chile, a 53.5% non-consolidated subsidiary of Quinenco, together with its consolidated subsidiaries.

      - "CCU" refers to Compania Cervecerias Unidas S.A., in which Quinenco owns an indirect 30.8% non-consolidated equity investment, together with CCU's consolidated subsidiaries.

      - "Entel" refers to Empresa Nacional de Telecomunicaciones S.A., in which Quinenco owns a 5.7% non-consolidated equity interest.

      - "Habitaria" refers to Habitaria S.A., in which Quinenco owns a 50.0% non-consolidated equity investment, together with Habitaria's consolidated subsidiaries.

      Unless otherwise indicated, references herein to Quinenco's percentage ownership of Madeco, Telefonica del Sur, Indalsa, Hoteles Carrera, CCU, Banco Edwards, Habitaria and Entel are to the percentage of the effective economic interest owned by Quinenco, and in certain cases, by intermediate holding companies of Quinenco. References herein to Quinenco's percentage ownership of Banco de Chile are to the percentage of voting rights owned by Quinenco, either directly or through intermediate holding companies. See "Item 5. Operating and Financial Review and Prospects".

      The condensed financial statements of Banco de Chile, Telefonica del Sur, Indalsa, Hoteles Carrera and Habitaria set forth in Item 4 of this Annual Report are derived from the financial statements of the respective companies which, as of and for the years ended December 31, 2004, 2003 and 2002 have been audited by Ernst & Young Servicios Profesionales de Auditoria y Asesoria Limitada ("Ernst & Young Limitada"), a member firm of Ernst & Young Global.

      The condensed financial statements of Madeco set forth in Item 4 of this Annual Report are derived from the financial statements of Madeco, which, as of and for the year ended December 31, 2004, have been audited by Ernst & Young Limitada. As of and for the years ended December 31, 2003 and 2002, Madeco's consolidated financial statements have been audited by Deloitte & Touche, a member firm of Deloitte Touche Tohmatsu.

      The condensed financial statements of CCU set forth in Item 4 of this Annual Report are derived from the financial statements of CCU, which, as of and for the years ended December 31, 2004, 2003 and 2002 have been audited by PricewaterhouseCoopers, a member firm of PricewaterhouseCoopers International Limited.

      The condensed financial statements of Entel set forth in Item 4 of this Annual Report are derived from Entel's Annual Report corresponding to the years 2004, 2003 and 2002, the financial statements of which, as of and for the year ended December 31, 2004 have been audited by Ernst & Young Limitada and as of and for the years ended December 31, 2003 and 2002 have been audited by Deloitte & Touche.

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

                           INCORPORATION BY REFERENCE

      The Company incorporates by reference into this Annual Report on Form 20-F
(1) Banco de Chile's financial statements at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 which are included as Item 18 of Banco de Chile's Annual Report on Form 20-F for the year ended December 31, 2004 ("Banco de Chile's Annual Report) and (2) Banco de Chile's Guide 3 Data which is included in Item 4 of such Annual Report in the section entitled "Information on the Company - Selected Statistical Information".

      The Company also incorporates by reference into this Annual Report on Form 20-F (1) CCU's Chile's financial statements at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 which are included as Item 18 of CCU's Annual Report on Form 20-F for the year ended December 31, 2004 ("CCU's Annual Report").

                           EXCHANGE RATES AND CURRENCY

      Quinenco prepares its financial statements in Chilean pesos and in conformity with Chilean generally accepted accounting principles ("Chilean GAAP"). Chilean GAAP as applied by Quinenco differs in certain important respects from generally accepted accounting practices in the United States of America ("U.S. GAAP"). See Note 27 to the audited consolidated financial statements of the Company at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 (together with the notes thereto, the "Consolidated Financial Statements") contained elsewhere in this Annual Report for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and net shareholders' equity for the periods and as of the dates therein indicated.

      Unless otherwise indicated, financial data for all periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos as of December 31, 2004. See Notes 2(b) and 3 to the Consolidated Financial Statements. Transactions which are described herein and which have taken place during 2005 are stated in Chilean pesos as of the transaction date, unless otherwise indicated.

      In this Annual Report, references to "U.S. dollars", "dollars", "$" or "US$" are to United States dollars, references to "pesos" or "Ch$" are to Chilean pesos, and references to "UF" are to Unidades de Fomento, which are inflation-indexed, peso-denominated monetary units. The UF rate is set daily in advance based on changes in the previous month's inflation rate in Chile. See
Note 2(b) to the Consolidated Financial Statements. Percentages and certain dollar and peso amounts contained in this Annual Report have been rounded for ease of presentation. Due to the effects of rounding, certain totals may not appear to directly reflect the sums of their components. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos based on the Dolar Observado (the "Observed Exchange Rate") reported by the Banco Central de Chile (the "Central Bank of Chile" or "Central Bank") for December 31, 2004, which was Ch$557.40 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. The Observed Exchange Rate for June 10, 2005 was Ch$592.37 = per US$1.00.

               PRESENTATION OF MARKET SHARE AND OTHER INFORMATION

      The market share and other operating and statistical data contained in this Annual Report have been compiled by the Company based upon statistics and other information obtained from several third-party sources.

      Market shares of bank loans, risk indexes and other operating and statistical data for the financial services industry in Chile are estimated by Banco de Chile based on information published by the Chilean Superintendency of Banks and Financial Institutions ("SBIF").

      The Company's estimates of CCU's market share are based on estimates made by CCU of market share data and related sales volume information. These estimates are based on statistics published or made available by A.C. Nielsen Chile S.A., or Nielsen, in the case of beer, soft drinks, mineral water and wine sales in Chile; the Camara de la Industria Cervecera Argentina (Argentine Beer Industry Chamber, or CICA) in the case of beer sales in Argentina; the Asociacion Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or ANBER) in the case of soft drinks and mineral water; the Servicio Agricola Ganadero (Agricultural and Livestock Service, or SAG) in the case of wine sales in Chile; and the Asociacion de Vinas de Chile, A.G. (the Wineries of Chile Association) in the case of Chilean wine exports. CCU believes that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect its market share or industry sales volumes. For example, the Nielsen sampling base includes only the metropolitan areas of Chile and not the rural areas of the country, where CCU believes its beer market share is higher than in the metropolitan areas, due to its distribution system. Likewise, the sales of one of CCU's Argentine competitors are not reflected in CICA's statistics because this company is not a member of CICA. Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares do not coincide with publicly available information of its sales volume and its competitors. As a consequence, CCU has revised the share estimates from the sources identified above for Chilean and Argentine beer sales and soft drink and mineral water sales to reflect what it believes is a more accurate measure of market shares, taking into account:

      o reports published by the Instituto Nacional de Estadisticas (the Chilean National Institute of Statistics, or the INE),

      o     CCU's internal sales data,

      o     sales information filed publicly by CCU's competitors,

      o     equity research analyst reports, and

      o import and export reports made available by Chilean and Argentine customs authorities.

      However, CCU's revised estimates have not been confirmed by independent sources. Certain amounts, including percentage amounts, which appear in this annual report have been rounded and may not sum exactly to the totals shown.

      Telefonica del Sur estimates market share and other operating and statistical data with respect to its telecommunications business in Chile on the basis of information supplied by the Chilean Undersecretary of Telecommunications and on its own analysis of information provided by market participants, primarily Compania de Telecomunicaciones de Chile ("Telefonica CTC"), the leading fixed line telephony provider in Chile.

      Madeco bases its estimates of industry size, market share and other operating and statistical data with respect to its manufacturing businesses on its own analysis of available information which includes: (i) Madeco's internal production and sales data; (ii) import and export reports made available by customs' authorities in each country in which Madeco operates; (iii) copper sales reports from the Corporacion Chilena del Cobre (The Chilean Copper Corporation); (iv) import and export reports provided by Central Banks; (v) production reports from Madeco's suppliers of copper rods; (vi) sales information filed publicly by some of Madeco's competitors; and (vii) information informally obtained from market participants and Madeco's suppliers. No third parties or other independent companies have provided estimates or confirmed Madeco's market share calculations and estimates. Sources that use methodologies which are not identical to Madeco's may produce different results.

      Habitaria bases its market share estimates on figures provided by the Camara Chilena de la Construccion (The Chilean Construction Association), reports published by Collect, a private market research company, and on reports and analysis generated internally.

      Unless otherwise specified, per capita consumption data for countries in which the Company operates and all regions within them are based on relevant volume and consumption information provided by the sources described in this section and on data derived by the Company from public censuses of populations.

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

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

A.   Selected Financial Data

      The selected consolidated financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Annual Report. The summary financial data for the Company as of and for the year ended December 31, 2000 is derived from the Consolidated Financial Statements of the Company which have been audited by PricewaterhouseCoopers, independent accountants. The summary financial data for the Company as of and for the years ended December 31, 2001, 2002, 2003 and 2004 is derived from the Consolidated Financial Statements of the Company, which have been audited by Ernst & Young Limitada, independent accountants and a member firm of Ernst & Young Global, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

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

      In accordance with Chilean GAAP, financial data included in the Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2004. See Notes 2 b) and 3 to the Consolidated Financial Statements.

                                                                     At or for the Year Ended December 31,
                                           ----------------------------------------------------------------------------------------
                                               2000            2001           2002           2003          2004            2004
                                           -------------  -------------  -------------  -------------  -------------  -------------
                                              (in millions of constant Ch$ or thousands of U.S. dollars, except per share amounts)
QUINENCO CONSOLIDATED
Income Statement Data:
Chilean GAAP:
Net sales................................     Ch$496,654     Ch$505,470     Ch$410,268     Ch$366,314     Ch$382,511     US$686,242
Cost of sales............................       (396,504)      (401,576)      (327,078)      (292,153)      (310,086)      (556,309)
Administrative and selling expenses......        (82,918)       (85,217)       (72,551)       (61,095)       (45,228)       (81,141)
                                           -------------  -------------  -------------  -------------  -------------  -------------
Operating income (loss)..................         17,232         18,677         10,639         13,066         27,197         48,792
Operating income (loss) per share........       Ch$15.96       Ch$17.30        Ch$9.85       Ch$12.10       Ch$25.19        US$0.05
Interest income..........................          9,360          8,466          5,536          3,002          1,962          3,519
Non-operating income.....................         36,570        109,762         34,725        122,515         72,776        130,563
Interest expense.........................        (40,625)       (62,922)       (52,515)       (36,072)       (28,723)       (51,530)
Non-operating expense....................        (37,413)       (74,412)       (88,708)       (68,100)       (41,121)       (73,772)
Price-level restatement gain (loss)......         (4,923)        (4,033)         5,200          1,939           (357)          (640)
Net foreign exchange gain (loss).........         (1,644)        (7,304)       (14,410)         1,009            299            536
                                           -------------  -------------  -------------  -------------  -------------  -------------
Non-operating  results (1)(2)(3)(4)
  (5)(6)(7) .............................        (38,675)       (30,443)      (110,172)        24,293          4,836          8,675
                                           -------------  -------------  -------------  -------------  -------------  -------------
Income (loss) before taxes and minority
   interests.............................        (21,443)       (11,767)       (99,533)        37,359         32,033         57,467
Income taxes.............................          7,807          5,065            146         (2,633)        (1,956)        (3,508)
                                           -------------  -------------  -------------  -------------  -------------  -------------
Income (loss) before minority interest...        (13,636)        (6,702)       (99,387)        34,726         30,077         53,959
Minority interest........................          7,427         23,239         21,246          3,911         (6,724)       (12,064)
                                           -------------  -------------  -------------  -------------  -------------  -------------
Net income (loss)........................      Ch$(6,209)     Ch$16,538     Ch$(78,141)     Ch$38,637      Ch$23,353      US$41,895
                                           =============  =============  =============  =============  =============  =============
Net income (loss) per share..............       Ch$(5.75)      Ch$15.32      Ch$(72.37)      Ch$35.78       Ch$21.63        US$0.04
Dividends declared per share.............       Ch$50.08          Ch$--        Ch$6.10          Ch$--       Ch$17.46        US$0.03
U.S. GAAP:
Net sales (Non-financial services) from
   continuing operations.................     Ch$390,678     Ch$413,477     Ch$322,849     Ch$306,469     Ch$382,502     US$686,225
Net interest revenue and expenses
   (Financial services) (2)(3)...........        111,815        248,670        269,375        232,930        268,973        482,549
Net income (loss) from continuing
   operations. ..........................        (11,686)        19,200        (49,433)        63,099         35,301         63,332
Loss from discontinuing operations,
   net of taxes and minority interest....         (9,529)        (6,271)       (35,734)        (2,607)         3,378          6,060
Net income (loss) .......................        (21,215)        12,929        (85,167)        60,492         38,679         69,392
Net income (loss) on continuing
   operations per share..................     Ch$ (10.82)      Ch$17.78      Ch$(45.78)      Ch$58.44       Ch$32.69        US$0.06
Net income (loss) on discontinued
   operations per share..................      Ch$ (8.83)      Ch$(5.81)     Ch$(33.10)      Ch$(2.41)       Ch$3.13        US$0.01
Net income (loss) per share .............      Ch$(19.65)      Ch$11.97      Ch$(78.88)      Ch$56.03       Ch$35.82        US$0.07
Balance Sheet Data: (at year end)
Chilean GAAP:
Cash and cash equivalents................     Ch$144,415      Ch$56,422      Ch$96,368      Ch$57,716      Ch$42,430      US$76,121
Total current assets.....................        409,376        283,271        267,706        255,283        211,567        379,561
Property, plant and equipment............        450,113        445,487        406,301        333,922        274,345        492,187
Total assets.............................      1,499,730      1,664,664      1,576,932      1,426,144      1,335,698      2,396,300
Current liabilities......................        360,549        272,834        314,531        165,959        143,903        258,167
Long-term liabilities....................        326,374        573,705        527,551        511,544        448,416        804,480
                                           -------------  -------------  -------------  -------------  -------------  -------------
Total liabilities........................        686,923        846,539        842,082        677,503        592,319      1,062,647
Minority interest........................        112,495         95,829         82,109         98,768        108,334        194,355
Shareholders' equity.....................        700,312        722,296        652,741        649,873        635,045      1,139,298
Number of shares ........................  1,079,740,079  1,079,740,079  1,079,740,079  1,079,740,079  1,079,740,079
U.S. GAAP:
Total assets.............................   Ch$4,559,494  Ch$11,195,257   Ch$9,895,339  Ch$10,316,370  Ch$10,359,492  US$18,585,382
Non-financial services long-term
  liabilities. ..........................        299,529        507,958        496,280        474,953        394,648        708,016
Financial services borrowings............      2,562,215      2,176,570      2,796,092      2,891,253      2,552,417      4,579,148
Capital stock............................        470,774        470,774        470,774        470,774        470,774        844,589
Shareholders' equity.....................        769,131        719,066        638,333        664,164        681,303      1,222,287

__________________________
(1) In 2000 and 2001, non-operating results included net gains on the sales of shares of Entel of Ch$8,110 million and Ch$52,856 million, respectively.

(2) In 2000 and 2001, the consolidated financial statements of the Company under Chilean GAAP did not include the financial statements of Banco Edwards because banking operations are generally not consolidated with non-financial businesses in Chile. Under U.S. GAAP, the financial statements of Banco Edwards were consolidated in 2000 and 2001. On January 1, 2002, Banco Edwards was merged with Banco de Chile.

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

(4) For the year ended December 31, 2000, Lucchetti Argentina S.A.'s ("Lucchetti Argentina") balance sheet was deconsolidated and the investment was adjusted to net realizable value, resulting in a loss of Ch$7,808 million.

(5) For the year ended December 31, 2002, Lucchetti Peru S.A. ("Lucchetti Peru") made non-recurring charges related to its plant closure in January 2003 of Ch$30,863 million.

(6) In 2003, Quinenco received an arbitration settlement payment of Ch$36,936 million, included with non-operating results for the year ended December 31, 2003.

(7) On March 31, 2004, Lucchetti Chile S.A. ("Lucchetti Chile") was sold to a local food company for Ch$11,400 million (net of financial debt). The gain on sale (net of contingency provision) of Ch$2,946 million was included with non-operating results for the year ended December 31, 2004.

Dividends

      The following table sets forth a five-year summary of dividends per share:

Period (1)                                Cash Dividend Per Share     Cash Dividend per Share
----------                                -----------------------     -----------------------
                                             (in constant Ch$)           (U.S. dollars (2))
2001 ...........................                     --                            --
2002 ...........................                   5.95                          0.01
2003 ...........................                     --                            --
2004 ...........................                  17.46                          0.03
2005 (on May 11) ...............                  12.98                          0.02(3)

_____________________
(1) Indicates year of payment. The dividend distribution corresponds to the distribution of net income of the previous year.

(2)   Based on the exchange rate in effect on December 31 of each year.

(3)   Based on the observed exchange rate in effect on May 11, 2005.

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

      For purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate (dolar acuerdo) (the "Reference Exchange Rate"). The Reference Exchange Rate is reset monthly by the Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro. In the past, authorized transactions by banks were generally conducted within a certain band above or below the Reference Exchange Rate. In January 1992, the Central Bank reduced the Reference Exchange Rate by 5% and widened the band for transactions in the Formal Exchange Market from 5% to 10%. In November 1994, the Central Bank reduced the Reference Exchange Rate by approximately 10%. In November 1995, the Central Bank reduced the Reference Exchange Rate by approximately 2%. In January 1997, the Central Bank widened the band for transactions in the Formal Exchange Market to 12.5%. On June 25, 1998, the Central Bank reduced the band for transactions in the Formal Exchange Market to 2% above and 3.5% below the Reference Exchange Rate. At that time, the Central Bank also announced the elimination of a fixed 2% (peso re-valuing) factor which had previously been taken into account in the annual resetting of the Reference Exchange Rate. In September 1998, the Central Bank began a gradual widening of the exchange rate band from 3.5% to 5% above and below the Reference Exchange Rate. In December 1998, the Central Bank set the exchange band at 8% above and below the Reference Exchange Rate and provided for the gradual widening of the limits of the band at a daily rate of 0.01375%. In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank intervened by buying or selling foreign currency on the Formal Exchange Market. In September 1999, the Central Bank decided to suspend its formal commitment to intervene in the exchange market to maintain the limits of the band, and decided to intervene in the market only under extraordinary circumstances and with advance notification. The Central Bank also committed itself to providing periodic information about the levels of its international reserves.

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

      Purchases and sales of foreign currency effected outside the Formal Exchange Market are carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"). The Informal Exchange Market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On June 10, 2005, the average exchange rate in the Informal Exchange Market was Ch$592.70 per U.S. dollar and the U.S. dollar Observed Exchange Rate was Ch$592.37 per U.S. dollar.

      The following table sets forth the low, high, average and period-end Observed Exchange Rates for U.S. dollars for each of the indicated periods starting in 2000 as reported by the Central Bank the following day. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

                          Daily Observed Exchange Rate
                                  (Ch$ per US$)

Period                             Low(1)    High(1)  Average(2)   Period - end
------                             ------    -------  ----------   ------------
2000 ..........................    501.04    580.37     539.49        573.65
2001 ..........................    557.13    716.62     634.94        654.79
2002 ..........................    641.75    756.56     688.94        718.61
2003 ..........................    593.10    758.21     691.40        593.80
2004 ..........................    557.40    649.45     609.34        557.40
December 2004 .................    597.27    557.40     574.91        557.40
January 2005 ..................    560.30    586.18     574.12        585.40
February 2005 .................    563.22    583.84     573.58        573.55
March 2005 ....................    578.60    591.69     586.48        585.93
April 2005 ....................    572.75    588.95     580.46        582.73
May 2005 ......................    570.83    583.59     578.31        583.00
June 2005 (through June 10) ...    586.32    592.75     589.08        592.37

_________________
Source:  Central Bank of Chile

(1) Rates shown are the low and high observed exchange rates, on a day-by-day basis, for each period.

(2)   The average of monthly average rates during the period reported.

D. Risk Factors

Certain Considerations Relating to Chile and Other Countries in Latin America

      The Company is predominantly engaged in business in Chile. Consequently, its results of operations and financial condition are to a large extent dependent on the overall level of economic activity in Chile. The Chilean economy has had GDP growth rates of 4.5%, 3.4%, 2.2%, 3.7% and 6.1% for the years 2000, 2001, 2002, 2003 and 2004, respectively. There can be no assurance regarding future rates of growth relating to the Chilean economy. Some of the factors that would be likely to have an adverse effect on the Company's business and results of operations include future downturns in the Chilean economy, a return to the high inflation experienced by Chile in the 1970s and a devaluation of the Chilean peso relative to the U.S. dollar.

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

      In recent years, Argentina has suffered a prolonged economic recession which culminated in an economic crisis in late 2001. Although the Argentine economy partially stabilized in 2003 and 2004, exhibiting growth rates of 8.7% and 9.0%, respectively, as a result of measures adopted by the Argentine government, there can be no assurance regarding future rates of growth relating to the Argentine economy. The economic deterioration in Argentina materially adversely affected the operations of Quinenco's subsidiary, Madeco, in Argentina in 2001 and 2002. See "Item 4. Information on the Company - Business Overview - Manufacturing--Madeco" and "Item 5. Operating and Financial Review and Prospects
- E. Trend Information".

      In 2003 and 2004, the Argentine government has restricted natural gas exports to Chile due to internal supply problems. Prior to this restriction, Chile imported virtually all of its natural gas needs from

Argentina. Chile is currently attempting to mitigate its dependence on natural gas from Argentina by using alternative fuel sources and expanding its sources for natural gas. To date, the Argentine gas supply restriction has not materially affected CCU or Madeco's production costs; however no assurances can be made as to what extent the restrictions may affect these companies' costs in the future.

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

      Holding Company Structure

      As a holding company, Quinenco's income and its ability to pay debt service obligations and dividends depend primarily upon receipt of dividends and distributions from its subsidiaries, equity investments and related companies. The payment of dividends by such subsidiaries, equity investments and related companies is, in certain instances, subject to restrictions and is contingent upon their earnings and cash flows. In addition, Quinenco's level of income has largely depended on the periodic sale of assets held for investment. There can be no assurance that Quinenco will be able to continue to rely on certain subsidiaries' dividends and distributions, or that the Company will be able to generate the level of gains on the sale of investments that it has shown in the past.

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

      In addition, the market value of securities of Chilean companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Chile, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Chilean issuers. There can be no assurance that the Chilean stock market will continue to grow or even sustain its gains and that the market value of the Company's securities would not be adversely affected by events elsewhere, especially in emerging market countries.

      The Company's Businesses

      Quinenco believes that its businesses face an increasingly high level of competition in the industries in which they operate. This increased competition is in part a result of recent consolidation in some of the industries in which these businesses operate. Increased competition is manifested in prices, costs and sales volumes of the products and services produced and marketed by Quinenco's businesses. There can be no assurance that competition will not continue to increase in the future, including a possible ongoing trend of consolidation in certain industries. Increased competition could affect the profit margins and results of operations of Quinenco's businesses, which as a result, could materially and adversely affect the dividend cash flow Quinenco receives from its businesses.

      Banking Regulation Restrictions

      Beginning in September 2004, the Office of the Comptroller of the Currency ("OCC") and the Board of Governors of the Federal Reserve System by and through the Federal Reserve Bank of Atlanta, collectively, the Federal Reserve, conducted examinations of Banco de Chile's New York and Miami branches, respectively, to evaluate, among other things, their compliance with the U.S. Bank Secrecy Act and other U.S. anti-money laundering requirements. As a result of these examinations, on February 1, 2005, Banco de Chile agreed to the issuance of a consent order with the OCC and a cease and desist order with the Federal Reserve. Pursuant to these orders, it has instituted an action plan which includes the maintenance of programs geared towards strengthening the Bank's compliance with the Bank Secrecy Act and United States anti-money laundering laws. Based on the press statement issued by the OCC at the time the consent order was entered into, civel money penalties and other sanctions are possible, but the likelihood, extent and amount of such actions cannot be determined at this time. Banco de Chile cannot assure that these examinations will not an adverse effect on its financial conditions and results of operations. See "Item 8. Financial Information - Legal Proceedings - Banco de Chile".

      Banco de Chile is also subject to regulation by the SBIF. In addition, it is subject to regulation by the Central Bank with regard to certain matters, including interest rates and foreign exchange. Pursuant to the Chilean General Banking Law, all Chilean banks may engage in additional businesses depending on the risk of the activity and the strength of the bank. The Banking Law also applies a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices to the Chilean banking system and limits the discretion of the SBIF to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including Banco de Chile, than those that are currently in effect. Any such change could have a material adverse effect on Banco de Chile's financial condition and results of operations.

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

      Operations are Subject to Environmental Laws and Regulations

      Madeco's operations are subject to laws and regulations relating to the protection of the environment in the various jurisdictions in which Madeco operates, such as regulations regarding the release of copper, aluminum or plastics dust into the air. Stricter laws and regulations, or stricter interpretations of existing laws or regulations, may impose new liabilities on Madeco or result in the need for additional investments in pollution control equipment, either of which could result in a material adverse effect on Madeco's profitability.

Certain Considerations Relating to the Company's Shares and ADSs

      Majority Shareholder

      As of the date of this Annual Report, the Luksic Group, which consists of Mr. Andronico Luksic Sr., his sons, Andronico Luksic Craig, Guillermo Luksic Craig and Jean Paul Luksic Fontbona, and companies they control, beneficially own approximately 82.5% of the shares of Quinenco. As long as the Luksic Group beneficially owns a majority of the outstanding shares, they will be able to elect a majority of the Directors of Quinenco and determine the outcome of the voting on substantially all actions that require shareholder approval. See "Item
6. Directors, Senior Management and Employees" and "Item 7.

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

      Eligibility for Investment by Chilean Pension Funds

      In 2002, Madeco was notified that the Comision Clasificadora de Riesgo (the "Risk Classification Commission"), which regulates the investment activities of pension funds in Chile, had ruled that as a result of the downgrading of the credit ratings of the Madeco's securities and the deterioration of its financial situation, Chilean pension funds were further limited in the amount of debt securities or common shares of Madeco that they could hold. Although the rating agencies have since upgraded Madeco's rating and Chilean pension funds are no longer limited in the amount of debt securities or common shares of Madeco that they can hold, there can be no assurance that Madeco will not be downgraded, and the holding of Madeco's securities by Chilean pension funds limited in the future. Given that Chilean pension funds together constitute the most significant investor group in Chilean securities, any such action taken by the Risk Classification Commission has in the past adversely affected and could in the future affect the price and liquidity of Madeco's common shares and bonds.

Item 4.  Information on the Company

A. History and Development of the Company

Overview

      The Company is one of the largest diversified companies engaged in the industrial and services sectors in Chile. It has invested in four main sectors of the economy: financial services; food and beverage; telecommunications and manufacturing. In addition, Quinenco holds investments in real estate development, among other sectors.

      The Company, which is among the market leaders in each of its major businesses, as of December 31, 2004 provided:

      -     banking and other financial services through Banco de Chile;

      - beer, wine, soft drinks and other beverage production, bottling and distribution through CCU;

      - fixed line telephony and other telecommunications services through Telefonica del Sur;

      - copper and aluminum products and flexible packaging products through Madeco.

      In addition, as of December 31, 2004, the Company held a financial investment in Entel, a leading Chilean telecommunications provider and Empresas Almacenes Paris S.A. ("Almacenes Paris"), a Chilean department store retailer. Additionally, it holds investments in Habitaria, a real estate developer, Hoteles Carrera, which owns and manages a hotel in the city of Concepcion, Chile and Indalsa, which holds a 50% interest in a cookie and candy manufacturer.

      Quinenco, an open stock corporation, operates under the laws of the Republic of Chile. It was founded in 1957 as Forestal Quinenco S.A., a company engaged in logging and supplying wood to the Chilean coal mining industry. In the mid-1960s, Andronico Luksic Sr. acquired a majority interest in the Company. The Company's registered office is at Enrique Foster Sur 20, 14th Floor, Las Condes, Santiago, Chile and its telephone number is (56-2)750-7221. Quinenco's authorized representative in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, U.S.A. CT Corporation System's phone number is (212)894-8500.

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

      Over the years, holdings of Quinenco have included Indalsa, formerly known as Lucchetti, which was acquired in 1965, Hoteles Carrera, acquired in 1979, Madeco, acquired in 1983, and Telefonica del Sur, acquired in 1987. Quinenco's interest in CCU was acquired in a joint venture in 1986. Habitaria, a joint venture with Ferrovial Inmobiliaria Chile Ltda., was established in 1998. The Company acquired control of Banco Edwards in 1999 and control of Banco de Chile in 2001. Banco Edwards merged into Banco de Chile in January 2002.

      As of the date of this Annual Report, the Luksic Group, which consists of Mr. Andronico Luksic Abaroa, his sons, Andronico Luksic Craig, Guillermo Luksic Craig and Jean Paul Luksic Fontbona, and companies they control, beneficially own approximately 82.5% of the shares of Quinenco. As long as the Luksic Group beneficially owns a majority of the outstanding shares, the Luksic Group will be able to elect a majority of the Directors of Quinenco and to determine the outcome of the voting on substantially all actions that require shareholder approval. See "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions".

DEVELOPMENTS DURING 2005

      Quinenco

      On March 22, 2005, Quinenco sold 18,718,155 shares it held in Almacenes Paris for Ch$960 per share, equivalent to 27.33% of its total 11.41% shareholding, to Cencosud S.A. as part of a tender offer launched in March by the retailer. Cash proceeds amounted to Ch$17,969 million, resulting in a gain on sale of Ch$8,361 million for the period ended March 31, 2005. The remaining 49,771,252 shares of Almacenes Paris held by Quinenco were exchanged for 41,926,756 shares of Cencosud, in accordance with the terms of the tender offer. The Cencosud shares were valued on the March 22, 2005 exchange date at Ch$38,153 million. The exchange of shares generated an additional one-time gain of Ch$12,604 million for the period ended March 31, 2005.

      Financial Services - Banco de Chile

      On March 24, 2005, Banco de Chile's Board of Directors approved the sale of 1,701,994,590 shares, equivalent to 2.5% of total issued shares, held by the bank in treasury in accordance with its share repurchase program. The sale of shares must be conducted before January 22, 2006 in order to comply with local securities laws.

      Beginning in September 2004, the OCC and the Board of Governors of the Federal Reserve System by and through the Federal Reserve Bank of Atlanta, collectively, the Federal Reserve, conducted examinations of Banco de Chile's New York and Miami branches, respectively, to evaluate, among other things, their compliance with the U.S. Bank Secrecy Act and other U.S. anti-money laundering requirements. As a result of these examinations, on February 1, 2005, Banco de Chile agreed to the issuance of a consent order with the OCC and a cease and desist order with the Federal Reserve. Pursuant to these orders, it has instituted an action plan which includes the maintenance of programs geared towards strengthening the Bank's compliance with the Bank Secrecy Act and United States anti-money laundering laws. Based on the press statement issued by the OCC at the time the consent order was entered into, civel money penalties and other sanctions are possible, but the likelihood, extent and amount of such actions cannot be determined at this time. Banco de Chile cannot assure that these examinations will not an adverse effect on its financial conditions and results of operations. See "Item 8. Financial Information - Legal Proceedings - Banco de Chile".

      Food and Beverage - CCU

      On March 14, 2005, CCU and its subsidiary, Pisconor S.A. ("Pisconor"), formed a joint venture with Cooperativa Agricola Control Pisquero de Elqui y Limari Ltda. ("Control") to produce and commercialize pisco and pisco-based beverages in Chile. The new joint venture, Compania Pisquera de Chile S.A., to which the companies contributed assets, commercial brands and - in the case of Control - some financial liabilities, is 80%-owned by CCU.

      Manufacturing - Madeco

      On April 4, 2005, Madeco announced that it had reached an agreement with Corning International Corporation regarding their Brazilian joint venture subsidiary, Optel Ltda. ("Optel"). Optel is an optical fiber cable producer with installations in Brazil and Argentina. Corning agreed to sell Madeco its 50% share in Optel for the nominal amount of R$1 (one Brazilian Real). See "Item 8. Financial Information - Legal Proceedings - Madeco".

      Food and Beverage - Indalsa

      On February 7, 2005, the International Centre for Settlement of Investment Disputes (ICSID) ruled that it has no jurisdiction over arbitration proceedings between Lucchetti Peru and the Republic of Peru. Lucchetti Peru is at present analyzing its legal options in this case. See "Item 8. Financial Information - Legal Proceedings - Indalsa".

DEVELOPMENTS DURING 2004

      Quinenco

      In October 2004, Quinenco, through its wholly owned subsidiary, Inversiones Rio Azul S.A., acquired an 11.41% interest in Almacenes Paris through the purchase of 68,489,407 shares at Ch$514 pesos per share for a total of Ch$35,204 million (historic pesos).

      Food and Beverage - Indalsa

      On March 31, 2004, 100% of the outstanding shares of Lucchetti Chile were sold to Inversiones y Servicios Tresmontes Limitada and Inversiones y Servicios Corpora S.A. Net proceeds from the sale amounted to Ch$11,400 million. Indalsa reported a gain on sale (net of contingency provision) of Ch$2,946 million in connection with the disposal.

      The assets of Lucchetti Chile represented approximately 85% of Indalsa's total consolidated assets. The company's remaining assets were mainly composed of the remaining unsold assets of Lucchetti Peru, two commercial real estate properties, deferred tax credits and a 50% interest in Calaf S.A. ("Calaf"), a cookie and candy manufacturer acquired in January 2004. The remaining assets in Peru and real estate properties are currently for sale.

      At a General Ordinary Shareholders' Meeting held on April 28, 2004, shareholders agreed to change Empresas Lucchetti S.A.'s name to Industria Nacional de Alimentos S.A. The name change became effective on May 14, 2004.

      During January 2004, Indalsa completed the capital increase initiated in December 2003. Total funds raised in the capital increase amounted to Ch$15,716 million (historic value), divided among 1,048,386,396 shares. Quinenco indirectly subscribed for and purchased 1,040,000,000 shares for Ch$15,600 million (historic value), and as a result, its interest in Indalsa increased to 95.6%.

      Chilean corporate law requires that a company purchases the shares of any shareholder not approving the sale of 50% or more of a company's assets if such shareholder so chooses. In an extraordinary shareholders meeting held on January 12, 2004, shareholders approved the sale of Lucchetti Chile, which composed approximately 85% of Indalsa's total assets. The withdrawal price was equivalent to the book value of the shares, adjusted for inflation, of Ch$8.5542 pesos per share (value on transaction date). Between February 11, 2004 and March 12, 2004, shareholders representing 60,492,760 shares exercised the option to have their shares purchased by Indalsa, including Inversiones Consolidadas S.A., a company related to Quinenco's controlling shareholders, for 60,276,830 shares. All of the shares purchased from shareholders were retired and together represented 2% of the then-outstanding shares of Indalsa.

      On November 16, 2004, Inversiones Rio Bravo Limitada, an indirect subsidiary of Quinenco, initiated a tender offer for 100% of Indalsa'a remaining outstanding shares at Ch$17 per share. The tender offer ended on December 30, 2004, at which time 40,683,575 were purchased for a total of Ch$692 million. As a result, Quinenco's interest in Indalsa increased from 95.6% to 97.0%.

      Food and Beverage - Joint Venture Between Indalsa and CCU

      On January 12, 2004, Indalsa and Embotelladoras Chilenas Unidas S.A. ("ECUSA"), a wholly-owned subsidiary of CCU, entered into a joint venture to acquire the assets of Calaf, a cookie and candy manufacturer, for Ch$6,656 million (historic value). Distribution of Calaf's products is being managed by

ECUSA, utilizing its existing distribution network for soft drinks. Both ECUSA and Indalsa account for Calaf as an equity-method investment.

      Manufacturing - Madeco

      On July 1, 2004, Madeco sold 138,956,755 shares (at Ch$41 per share) on the Santiago Stock Exchange, resulting in proceeds to Madeco of Ch$5,697 million (historic value). The shares represented the remaining unsubscribed and unpaid shares of the capital increase approved by Madeco's Board of Directors in 2002. As a result of the share placement, Madeco's total outstanding shares increased to 4,259,045,163 shares. Quinenco did not subscribe for additional shares and as a consequence, its interest in Madeco was reduced from 55.2% to 53.4%.

      During the last quarter of 2004, Madeco's key executives exercised stock options in accordance with the company's stock incentive program. Madeco's total outstanding subscribed and paid shares increased from 4,259,045,163 shares to 4,441,192,887 shares. As a result, Quinenco's interest in Madeco decreased from 53.4% to 51.2%.

      Financial Services - Banco de Chile

      On March 25, 2004, Banco de Chile initiated a tender offer to repurchase up to 1,701,994,590 shares, equivalent to 2.5% of its outstanding common stock, for Ch$31 pesos per share (value on transaction date). The tender offer expired on April 26, 2004. Acceptance orders exceeded the share offering, and as a result, shares were purchased on a pro rata basis of 34.03%. As a result, capital and reserves were reduced by Ch$52,762 million (historic value). Under Chilean regulations, Banco de Chile has up to two years to resell the shares. As a consequence of the share repurchase and until such time as Banco de Chile resells the shares, Quinenco's economic rights in Banco de Chile increased from 29.2% to 29.9% and its voting rights, from 52.2% to 53.5%.

      Financial Services - LQIF

      On October 28, 2004, LQIF, a wholly-owned subsidiary of Quinenco, issued long-term bonds for UF7,000,000 in the Chilean market. The proceeds from the bond issue were used to refinance existing debt.

B.  Business Overview

Financial Services - LQIF

      The Company's investments in the financial services sector are held by a 99.9%-owned intermediate holding company of Quinenco, LQIF. LQIF was formed on August 15, 2000 with initial capital of Ch$10 million (historic value). Since its creation, it has served as the vehicle for the Company's investments in the financial services sector, which, until their merger on January 1, 2002, included a 51.2% interest in Banco Edwards and a 52.7% interest in Banco de Chile. As a consequence of the merger, LQIF's interest in Banco de Chile, the surviving entity, was 52.2%. In 2004, as a result of a share repurchase carried out by Banco de Chile, Quinenco's voting rights increased from 52.2% to 53.5% and its economic rights in Banco de Chile increased from 29.2% to 29.9%.

      LQIF's interest in Banco de Chile is currently being accounted for as a non-consolidated equity-method interest under Chilean GAAP, in accordance with authorization from the Superintendency of Securities and Insurance ("SVS"). For further information regarding the results of Banco de Chile, whose results are not consolidated into the Company's financial statements, reference is made to Banco de Chile's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

      At December 31, 2004, as a percentage of Quinenco's total investments, the investment in Banco de Chile represented approximately 64% of total investments at the corporate level, and as a percentage of total consolidated assets, the investment represented 45% of total consolidated assets.

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

      Prepayment of Obligation with Former Controlling Shareholders of Banco de Chile. On June 3, 2002, Quinenco announced that its wholly-owned subsidiary, LQIF, had prepaid a two-year note that had been granted by the former controlling shareholders of Banco de Chile as part of the Banco de Chile share acquisition in March of 2001. The obligation, which was originally scheduled to become due in March of 2003, had an initial face value of UF12,437,783. The note was prepaid with long-term financing obtained from national and international banks, the proceeds from Quinenco's bond offering in 2001, dividend income received from Quinenco's main operating companies and a US$70 million loan (historic value) granted by a company related to Quinenco's controlling shareholder, the Luksic Group.

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

Financial Services - Banco de Chile

      The Company had a 53.5% and a 52.2% interest in Banco de Chile's voting rights and 29.9% 29.2% of the corresponding dividend rights as of December 31, 2004 and 2003, respectively. The Company does not consolidate Banco de Chile's results, which are accounted for on an equity-method investment basis in the consolidated financial statements of Quinenco. For further information regarding the results of Banco de Chile, reference is made to Banco de Chile's Annual Reports on Form 20-F for the fiscal year ended December 31, 2004.

      Banco de Chile reported net income of Ch$152,628 million, of which Ch$45,612 million corresponded to Quinenco's interest in 2004.

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

      Following the merger, the Company, through LQIF, has a 52.2% interest in the voting rights of Banco de Chile and a 29.2% economic interest corresponding to dividend rights. Its interest includes 13,762.3 million ordinary shares of Banco de Chile, which represent 20.2% of the outstanding shares of Banco de Chile, 377.5 million shares of SM Chile's Series A shares, which represent 66.5% of the outstanding Series A shares of SM Chile, 5,811.6 million shares of SM Chile's Series B shares, which represent 52.8% of the outstanding Series B shares of SM Chile, 223.4 million shares of SM Chile's Series D shares, which represent 52.0% of the outstanding Series D shares of SM Chile and 47.9 million shares of SM Chile's Series E shares, which represent 8.2% of the outstanding Series E shares of SM Chile. As part of the merger agreement and an earlier agreement with the Central Bank, the Central Bank has the rights to 42.8% of future cash distributions in connection with the subordinated debt obligation Banco de Chile maintains with the Central Bank. See "- Subordinated debt", below, for a description of the subordinated debt obligation to the Central Bank.

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

      According to information provided by the SBIF, Banco de Chile was the second-largest bank in Chile in terms of total lending (net of interbank loans), with an 17.8% market share as of December 31, 2004.

      Share Repurchase Program. On March 20, 2003, at an extraordinary shareholders' meeting, Banco de Chile's shareholders approved the establishment of a share repurchase program to be conducted on the various Chilean stock exchanges on which Banco de Chile's shares are listed and/or through a tender offer conducted in accordance with the Chilean Corporations Law. Up to one percent of Banco de Chile's issued shares may be bought directly on the Chilean stock exchanges in a twelve-month period, without requiring a tender offer. The term of the program is two years, starting June 5, 2003.

      Under the terms of the share repurchase program, the maximum percentage of shares to be repurchased cannot exceed the equivalent of three percent of the bank's paid-in capital, and the minimum price that Banco de Chile will pay for the shares must be the weighted average for the 45 business days preceding the repurchase. The maximum price that Banco de Chile may pay for the shares is 15% in excess of that average.

      The Central Bank authorized the program on June 2, 2003, subject to the following conditions:

      o Banco de Chile must request prior approval of the offering price from the Central Bank when it decides to sell any shares acquired under the program; and

      o the shares may only be purchased through retained net income from prior years.

      The Chilean Superintendency of Banks authorized the program on July 2,
2003,

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

      Under Chilean regulations, any shares bought under the program must be sold within 24 months of their respective acquisition. Otherwise, paid-in capital must be reduced by the amount of the repurchased shares that were not so resold. Shareholders have a preferential right to acquire the repurchased shares if the bank decides to sell them. However, shareholders will not have the benefit of this preferential right if the board of directors approves the sale of up to one percent of issued shares during a twelve-month period on any stock exchange inside or outside of Chile. Repurchased shares, although registered in the bank's name, do not have voting or dividend rights.

      On March 24, 2005, Banco de Chile's Board of Directors approved the sale of 1,701,994,590 shares, equivalent to 2.5% of total issued shares, held by the bank in treasury in accordance with its share repurchase program. The sale of shares must be conducted before January 22, 2006 in order to comply with local securities laws.

      Targeted Investigation of U.S. Branches. Beginning in September 2004, the OCC and the Board of Governors of the Federal Reserve System by and through the Federal Reserve Bank of Atlanta, collectively, the Federal Reserve, conducted examinations of Banco de Chile's New York and Miami branches, respectively, to evaluate, among other things, their compliance with the U.S. Bank Secrecy Act and other U.S. anti-money laundering requirements. As a result of these examinations, on February 1, 2005, Banco de Chile agreed to the issuance of a consent order with the OCC and a cease and desist order with the Federal Reserve. Pursuant to these orders, it has instituted an action plan which includes the maintenance of programs geared towards strengthening the Bank's compliance with the Bank Secrecy Act and United States anti-money laundering laws. Based on the press statement issued by the OCC at the time the consent order was entered into, civel money penalties and other sanctions are possible, but the likelihood, extent and amount of such actions cannot be determined at this time. Banco de Chile cannot assure that these examinations will not an adverse effect on its financial conditions and results of operations. See "Item 8. Financial Information - Legal Proceedings - Banco de Chile".

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

      This Central Bank indebtedness, for which SAOS is solely responsible and for which there is no recourse to Banco de Chile or SM Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced but had terms that differed in certain respects, including a rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of Banco de Chile shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF. SAOS is not required to record the entire balance of the subordinated debt obligation as a liability, but instead accrues a liability equal to its share of dividends receivable from Banco de Chile. As a result, the subordinated debt is not included in the accounts of SM Chile, which is accounted for under equity method investments in the Chilean GAAP financial statements of Quinenco. The balance of the subordinated debt as of May 2, 2005, including accrued interest, was UF50,940,375.

      In exchange for assuming the Central Bank indebtedness, SAOS received from SM Chile 63.6% of the shares of Banco de Chile, which serve as collateral for the Central Bank indebtedness. As a result of its merger with Banco Edwards effective on January 1, 2002, the percentage of Banco de Chile shares held by SAOS decreased to 42%. Dividends received from Banco de Chile are the sole source of SAOS's revenue, which it must apply to repay the Central Bank indebtedness. However, under SAOS's agreement with the Central Bank regarding SAOS's Central Bank indebtedness, Banco de Chile has no obligation to distribute dividends to shareholders. To the extent dividend revenues are not sufficient to pay the amount due on any installment, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. In the event the cumulative deficit balance exceeds an amount equal to 20% of Banco de Chile's capital and reserves, SAOS may be required by the Central Bank to sell a sufficient number of shares of the stock owned by SAOS to pay the entire deficit amount accumulated. In the event of any such sale of shares, the shareholders of SM Chile have the right of first refusal with respect to those shares. As of May 2, 2005, after distribution of its annual dividend, SAOS maintained a deficit balance with the Central Bank of Ch$27,905 million, equivalent to 5.4% of Banco de Chile's capital and reserves. As of the same date, Ch$104,155 million would have represented 20% of the bank's capital and reserves.

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

      The following diagram presents in summary form the ownership structure of Banco de Chile as of December 31, 2004:

                                -----------------
                                  SM Chile S.A.
                                -----------------
                                       |      |
                                       |      |
                                       |      |  100%
                                       |       -------------------|
                                       |                          |
                                       |                          |
      ----------------                 |                  ---------------
           Public                      |  18.5%
        Shareholders                   |                     SAOS S.A.
      ----------------                 |                  ---------------
             |                         |                         |
             |                         |                         |
             |-------------------      |      -------------------|
                       39.5%    |             | 42.0%
                                |             |
                                |             |
                                ----------------
                                    BANCO DE
                                     CHILE
                                ----------------

      Strategy. Banco de Chile's long-term strategy is to maintain its position as a leading bank in Chile, providing a broad range of financial products and services to large corporations, small and mid-sized companies and individuals nationwide. As part of its strategy, Banco de Chile operates under a multi-brand approach in order to target its different market segments. The strategy focuses on: (i) delivering superior service that responds to the specific needs of its customers in each market segment; (ii) expanding its customer base in Chile by enlarging its distribution network and strengthening its electronic channels;
(iii) enhancing profitability by increasing revenues from fee-based services through development of new services and active cross-selling of such services to customers; (iv) continuing to focus on measures that control costs and otherwise enhance productivity to improve its existing efficiency standards; and (v) further developing its international products and services.

      The following table shows selected financial information of Banco de Chile and its subsidiaries at or for the years ended December 31, 2002, 2003 and 2004:

   Banco de Chile and subsidiaries (1)                    2002            2003            2004
                                                  ------------    ------------    ------------
                                                (in millions of constant Ch$, except percentages)
Interest revenue.............................       Ch$714,018      Ch$439,422      Ch$543,372
Interest expense.............................         (333,472)       (209,340)       (214,900)
                                                  ------------    ------------    ------------
Net interest revenue.........................          380,546         230,082         328,472
Net interest margin..........................              4.5%            2.8%            3.8%

Provisions for loan losses...................         (104,192)        (61,612)        (73,512)
Total fees and income from services, net.....           78,733          98,251         126,842
Total other operating income, net............          (31,621)         98,801          14,509
Total Other income and expenses (net):
   Loan loss recoveries......................           12,334          26,026          33,736
   Other income and expenses, net............          (15,789)        (11,785)        (11,301)
Minority interest............................               (1)             (2)             (1)
Total operating expenses.....................         (256,780)       (227,557)       (240,302)
Loss from price-level restatement............           (9,934)         (4,137)         (7,466)
Income taxes.................................            1,194         (14,250)        (18,349)
                                                  ------------    ------------    ------------
Net income...................................        Ch$54,490      Ch$133,817      Ch$152,628
                                                  ============    ============    ============

Total assets.................................     Ch$8,894,882    Ch$9,481,150    Ch$9,649,203
Total liabilities............................        8,254,860       8,768,082       8,974,670
Shareholders' equity.........................          640,022         713,068         674,533
Quinenco's interest % (2)....................             52.2%           52.2%           53.5%

__________________________
(1)   Banco de Chile merged with Banco Edwards on January 1, 2002.

(2)   Corresponds to voting rights in Banco de Chile.

      The following table provides information on the composition of Banco de Chile's loan portfolio and contribution to consolidated net income before tax by segment for the year ended December 31, 2004:

                                                                                 Consolidated
                                                                                  net income
                                                             Loans              before tax (1)
                                                  ---------------------------------------------
                                              (in millions of constant Ch$, except for percentages)
Large corporations...........................     Ch$2,684,305            39.0%       Ch$38,794
Middle market companies......................        1,690,732            24.5           36,537
International banking........................          294,091             4.3            6,756
Retail banking...............................        2,071,016            30.0           49,008
Treasury and money market operations.........           12,507             0.2           25,091
Operations through subsidiaries..............          136,260             2.0           28,181
Other (adjustments and eliminations).........               --              --          (13,390)
                                                  ------------     -----------     ------------
   Total ....................................     Ch$6,888,911           100.0%      Ch$170,977
                                                  ============     ===========     ============

_________________________
(1) Consolidated net income before tax consists of the sum of operating revenues and other income and expenses, net, and the deduction for operating expenses and provisions for loan losses.

      The following table provides consolidated operating revenues allocated among Banco de Chile's principal business areas:

Banco de Chile and subsidiaries                             Operating Revenues
                                                  ---------------------------------------------
                                                      2002           2003             2004
                                                         (in millions of constant Ch$)
Large corporations...........................        Ch$93,867       Ch$90,493        Ch$79,712
Middle market companies......................          113,797         108,647          112,267
International banking........................            2,680          16,786           12,217
Retail banking...............................          147,639         140,725          166,877
Treasury and money market operations.........           26,024          23,337           29,081
Operations through subsidiaries..............           42,832          54,223           65,693
Other (adjustments and eliminations).........              819          (7,077)           3,976
                                                  ------------    ------------    -------------
   Total ....................................       Ch$427,658      Ch$427,134       Ch$469,823
                                                  ============    ============    =============

      The following table provides a geographical market breakdown of Banco de Chile's operating revenues:

Banco de Chile and subsidiaries                              Operating Revenues
                                                  ---------------------------------------------
                                                      2002            2003           2004
                                                         (in millions of constant Ch$)
Chile                                               Ch$426,509      Ch$412,104       Ch$458,796
   Banking operations........................          383,677         357,881          393,103
   Operations through subsidiaries...........           42,832          54,223           65,693
Foreign branch operations....................            1,149          15,030           11,027
   New York..................................           (1,510)         12,130            8,673
   Miami.....................................            2,659           2,900            2,354
                                                  ------------    ------------    -------------
Total                                               Ch$427,658      Ch$427,134       Ch$469,823
                                                  ============    ============    =============

      Large Corporations

      At December 31, 2004, Banco de Chile had approximately 1,918 large corporate customers. Loans to large corporations totaled Ch$2,684,305 million at December 31, 2004, representing 39.0% of total loans at that date. The Large Corporations area accounted for Ch$38,794 million of consolidated net income before tax for the year ended December 31, 2004.

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

      Large corporate customers are engaged in a wide spectrum of industry sectors, including, among others, financial services (approximately 34.7% of all loans made by the area), manufacturing (approximately 15.0% of all loans made by the area), construction (approximately 15.6% of all loans made by the area), trade (approximately 12.4% of all loans made by the area), and agriculture (approximately 7.6% of all loans made by the area).

      The following table sets forth the composition of Banco de Chile's portfolio of loans to large corporations as of December 31, 2004:

                                           As of December 31, 2004
                                --------------------------------------------
                                (in millions of Ch$, except for percentages)

Commercial loans..........             Ch$1,734,212               64.6%
Foreign trade loans.......                  349,155               13.0
Contingent loans..........                  310,470               11.6
Leasing contracts.........                  147,509                5.5
Mortgage loans............                   42,006                1.6
Consumer loans............                      326                0.0
Other loans...............                  100,627                3.7
                                       ------------         ----------
Total                                  Ch$2,684,305              100.0%
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

      Banco de Chile is party to approximately 3,430 payment service contracts and approximately 1,020 collection service contracts. Under these payment contracts, the bank provides large corporate clients with a system to manage their accounts and make payments to suppliers, pension funds and employees. Under collection contracts, the bank acts as a collection agent for its large corporate customers, providing centralized collection services for their accounts receivables and other similar payments.

      Middle Market Banking

      As of December 31, 2004, the Middle Market Banking area maintained outstanding loans in the amount of Ch$1,690,732 million, which represented 24.5% of the total loans granted by the bank. The Middle Market Banking area accounted for Ch$36,537 million of the bank's total consolidated net income before tax for the year ended December 31, 2004.

      Through the Middle Market Banking area, Banco de Chile services small and medium-size Chilean companies. Medium-size companies are generally defined as those with annual sales of between Ch$300 million and Ch$12,000 million and small or emerging companies as those with sales between Ch$45 million and Ch$300 million. The Middle Market Banking area had approximately 68,346 checking account holders, of which approximately 74% are small or emerging companies. In terms of loans, however, 61.6% of the business area's total loan portfolio is comprised of medium-size companies.

      Middle Market customers are engaged in a wide spectrum of industry sectors, including, among others, trade (approximately 23.5% of all loans made by the area), financial services (approximately 18.9% of all loans made by the area), agriculture (approximately 17.9% of all loans made by the area), manufacturing (approximately 15.0% of all loans made by the area), transport and storage (approximately 6.8% of all loans made by the area) and construction (6.1% of all loans made by the area).

      The Middle Market Banking area offers a broad range of financial products, including project financing, working capital financing, mortgage loans and debt rescheduling, as well as other alternatives such as leasing operations, factoring, mutual funds, insurance and securities brokerage services and collection services (through subsidiary operations). With respect to foreign trade, the bank offers advisory services aimed at facilitating foreign trade, as well as comprehensive financing and service alternatives.

      Other services, which include the payment of compensation, taxes and employee benefits, payments to suppliers, and automated bill payments, are mainly provided through remote service channels (Internet) and are made to approximately 27,452 customers. Through other subsidiaries, Banco de Chile offers customers full-range services in financial advisory, stock brokerage, mutual fund management, and general and life insurance brokerage.

      The following table shows the composition of the Middle Market loan portfolio as of December 31, 2004:

                                           As of December 31, 2004
                                  --------------------------------------------
                                  (in millions of Ch$, except for percentages)

Commercial loans..........               Ch$900,628               53.3%
Mortgage loans............                  242,837               14.4
Leasing contracts.........                  191,487               11.3
Foreign trade loans.......                  134,052                7.9
Contingent loans..........                  129,468                7.7
Consumer loans(1).........                   31,822                1.9
Other loans...............                   60,438                3.5
                                       ------------            -------
   Total..................             Ch$1,690,732              100.0%
                                       ============            =======
_____________________
(1)   Certain commercial loans to individuals are classified as consumer loans.

      International Banking

      As of December 31, 2004, Banco de Chile had approximately Ch$599,051 million in foreign trade loans, representing 8.7% of its total loans as of that date and Ch$143,182 million in letters of credit and other contingent obligations related to foreign trade operations, representing 2.1% of its loan portfolio. The International Banking area accounted for 4.0% of the bank's total consolidated net income before tax for the year ended December 31, 2004.

      Banco de Chile offers all of its customers a wide range of international banking facilities, including those related to import and export financing, issuing letters of credit, guarantees and other forms of credit support, as well as currency swaps, banking and treasury services for corporate customers, both in Chile and abroad. The International Banking area has two main lines of business. The first is related to all banking products that involve foreign currency, including those related to foreign trade. The second main line of business is that of managing the Banco de Chile international network. This network is made up of a branch in New York and Miami; a trade service subsidiary in Hong Kong; three representative offices located in Mexico City, Sao Paulo and Buenos Aires; approximately 600 correspondent banks, of which 200 have established a credit relationship with Banco de Chile and 45 of which have established account relationships with the bank.

      The following table sets forth the composition of Banco de Chile's portfolio of loans originated through its New York and Miami branches, as of December 31, 2004:

                                         As of December 31, 2004
                                ---------------------------------------
                                  New York Branch         Miami Branch
                                -------------------      --------------
                                           (in millions of Ch$)

Foreign trade loans.......                Ch$37,862          Ch$51,316
Commercial loans..........                   67,311             18,844
Interbank loans...........                    1,541              1,153
Contingent loans..........                    4,089              6,512
                                        -----------        -----------
   Total..................               Ch$110,803          Ch$77,825
                                        ===========        ===========

      Retail Banking

      At December 31, 2004, loans made by the Retail Banking area amounted to Ch$2,071,016 million, which represented 30.0% of the total loan portfolio of Banco de Chile. The Retail Banking area accounted for Ch$49,008 million of consolidated net income before tax for the year ended December 31, 2004.

      The following table sets forth information on the composition of the portfolio of loans of the Retail Banking area for the year ended December 31, 2004:

                                          As of December 31, 2004
                               --------------------------------------------
                               (in millions of Ch$, except for percentages)

Mortgage loans............               Ch$535,039               25.8%
Consumer loans............                  659,703               31.9
Commercial loans..........                  146,293                7.1
Leasing contracts.........                    4,853                0.2
Contingent loans..........                    1,482                0.1
Foreign trade loans.......                       82                0.0
Other loans (1)...........                  723,564               34.9
                                       ------------          ---------
    Total.................             Ch$2,071,016              100.0%
                                       ============          =========

(1) Other loans are mainly composed by mortgage loans financed by the bank's general borrowings and lines of credits.

      High- and Middle-Income Individuals. High-and middle-income individuals are offered a broad range of retail banking products, including residential mortgage loans, lines of credit and other consumer loans, credit cards, checking accounts, savings accounts and time deposits. Mutual funds and brokerage services are provided to individuals through subsidiaries. At December 31, 2004, Banco de Chile had outstanding extensions of credit to approximately 269,758 high- and middle-income individuals, including approximately 35,087 residential loans, 237,630 lines of credit, 118,365 other consumer loans and 251,195 credit card accounts. At the same date, 321,714 checking accounts, 145,712 savings accounts and 65,026 time deposits corresponded to this segment (the bank defines high- and middle-income individuals as those with annual income in excess of Ch$5.4 million (approximately US$9,700) compared to per capita annual income in Chile of approximately US$4,700).

      Residential Mortgage Loans. Outstanding residential mortgage loans were Ch$484,683 million as of December 31, 2004, which represented 23.4% of the retail banking business area's total loans and 7.0% of total loans.

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

      At December 31, 2004, Banco de Chile was Chile's second-largest private sector bank in terms of residential mortgage loans and, based on information prepared by the SBIF, accounted for approximately 14.8% of the residential mortgage loans in the Chilean banking system and approximately 20.1% of such loans made by Chilean private-sector banks.

      Credit Cards. The product portfolio includes both personal and corporate credit cards. As of December 31, 2004, Banco de Chile had 273,256 valid accounts, with 411,260 cards in the high-and middle-income individuals sub segment. Total charges on credit cards during 2004 amounted to Ch$405,795 million, with Ch$351,117 million corresponding to purchases and service payments in Chile and abroad and Ch$54,678 million corresponding to cash advances (both domestic and international). As of December 31, 2004, the bank's credit card loans in the high-and middle-income individuals sub segment amounted to Ch$71,873 million and represented 10.9% of the retail banking area's consumer loans.

      Processing services are provided by two companies affiliated with Banco de Chile, Transbank and Nexus S.A.. As of December 31, 2004, Transbank had 18 shareholders and Nexus had 7 shareholders, all of them banks. Banco de Chile's equity ownership in Transbank and Nexus was 17.4% and 25.8%, respectively.

      Debit Cards. Banco de Chile has different types of cards with debit options. Depending on the category, these can be used on the automated teller machines that operate on the local network (Redbanc S.A.), on the Visa International PLUS network, on the local network of merchants participating in the local Redcompra debit program and/or on international merchants associated with Electron. During 2004, more than 12 million transactions related to Banco de Chile's debit cards were performed, which represented a 30.4% market share of debit card transactions.

      Installment Loans. Consumer installment loans to individuals are generally incurred, up to a customer's approved credit limit, to finance the cost of goods or services, such as cars, travel and household furnishings. Consumer loans are denominated in both pesos and UF, bear interest at fixed or variable rates of interest and generally are repayable in installments of up to 36 months.

      At December 31, 2004, outstanding installment loans were Ch$347,165 million, accounting for 52.6% of the retail banking business area's consumer loans. A majority of the installment loans are denominated in pesos and are payable monthly.

      Lines of Credit. As of December 31, 2004, the bank had 237,630 approved lines of credit to customers in the high-and middle-income individuals sub segment and outstanding advances to 173,139 individuals totaling Ch$112,593 million or 5.4% of the retail banking area's total lines. Individual lines of credit are generally available on a revolving basis up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in pesos and bear interest at a rate that is set monthly. At the customer's option, such loan may be renewed and re-priced for successive monthly periods, in each case subject to minimum monthly payments.

      Deposit Products. The bank offers a broad range of checking accounts, time deposits and savings accounts to retail customers. Checking accounts are peso-denominated and mostly non-interest bearing. Savings accounts are denominated in UF and bear interest at a fixed rate of interest. Time deposits are denominated in pesos, UF and U.S. dollars and most bear interest at a fixed rate with a term of 30 to 360 days. At December 31, 2004, 324,537 checking accounts for approximately 316,200 customers with an aggregate balance of Ch$397,315 million were maintained with the bank. At such date, checking account balances totaled approximately Ch$1,424,569 million and represented 15.9% of the bank's total liabilities.

      Lower Income Individuals - Banco Credichile ("Credichile"). Products and services to the lower-middle to middle income segments of the Chilean population are offered through a network of 52 Credichile branches and 9 other credit centers. Lower-middle income individuals are defined as persons with annual income between Ch$1.8 million and Ch$5.4 million. Credichile offers its customers a range of products, including consumer loans, credit cards, auto loans and residential mortgage loans and a special demand deposit account targeted at low-income customers. At December 31, 2004, Credichile had 151,923 customers and total loans outstanding of Ch$189,907 million, representing 2.8% of the total loan portfolio. Credichile provides short to medium-term consumer loans and credit card services. Credichile had approximately 131,767 short to medium-term consumer loans that totaled Ch$123,951 million at December 31, 2004. Credichile customers had 40,070 valid credit card accounts, with loans of Ch$7,448 million and total charges of Ch$7,400 million.

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

      At December 31, 2004, Credichile had 454,028 Bancuenta accounts, each of which pays an annual fee, a fee each time the customer draws on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta also offers large corporate customers the ability to pay their employees by direct deposit of funds into the individual employee's account at Credichile.

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

      Banco de Chile's investment portfolio as of December 31, 2004 amounted to Ch$1,607,273 million, of which 69.1% corresponded to instruments issued by the Central Bank and the Chilean government, 10.4% to securities from foreign issuers, 13.4% from local financial institutions and 7.1% from local corporations.

      Operations Through Subsidiaries

      These products and services, which may not be offered directly by banks under Chilean Law, include financial advisory services, mutual and investment funds, securities brokerage, factoring, securitization, trade services, collection and sales and insurance brokerage services. Consolidated net income from securities brokerage services was Ch$9,803 million, which represented 6.4% of the bank's consolidated net income in 2004 and net income from mutual funds services was Ch$9,081 million, which represented 5.9% of consolidated net income for the same period.

      Distribution Channels and Electronic Banking. The bank's distribution network includes branches, ATMs, Call Centers and Internet banking. As of December 31, 2004, the bank's branch network consisted of 224 retail branches and it owned and operated 1,001 ATMs connected to Redbanc, the national ATM network, covering 3,181 ATMs. A wide array of services are also provided by Banco de Chile's Internet-based service network. As of December 31, 2004, approximately 171,084 individual customers and 29,968 corporate customers performed close to 13.1 million transactions on a monthly basis.

      Customers are provided access to a 24-hour phone banking call center, which permits a varied range of services. This service received approximately 980,000 calls per month in 2004. Together with 13 other Chilean banks, Banco de Chile is a shareholder of Redbank S.A., a corporation that executes electronic transfer services and provides support to the operations performed by banks through the installation, operation, maintenance and development of the systems and equipment involved in automated electronic fund transfers.

      Competition. The Chilean market for banking and other financial services is highly competitive, and the bank faces significant competition in each of its principal areas of operation. The Chilean financial services market consists of a number of distinct sectors. The most important sector, commercial banking, includes 26 privately owned banks and one public-sector bank, Banco del Estado. The privately owned banks have traditionally been divided between those that are principally Chilean-owned, of which there are fourteen, and those that are principally foreign-owned, of which there are 12. At December 31, 2004, three banks, Banco Santander-Chile (22.7%), Banco de Chile (17.8%) and the public-sector bank, Banco del Estado (13.2%), together accounted for 53.7% of all outstanding loans by Chilean financial institutions, net of interbank loans. All of the Chilean-owned banks together accounted for 61.0% of total loans outstanding while foreign-owned banks accounted for 39.0% of total loans outstanding.

      As a commercial bank offering a range of services to all types of businesses and individual customers, Banco de Chile faces a variety of competitors, ranging from other large, privately owned commercial banks to more specialized entities like "niche" banks. The principal commercial banks in Chile include Banco Santander-Chile, Banco de Credito e Inversiones and BBVA Banco BHIF, which Banco de Chile considers to be its primary competitors. Nevertheless, Banco de Chile also faces competition from Banco del Estado, which has a larger distribution network and larger customer base. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile at December 31, 2004, with outstanding loans, net of interbank loans, of Ch$4,937,389 million, representing a 13.2% market share, according to data published by the Chilean SBIF.

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

      Banco de Chile expects the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. In this regard, in mid-1996 Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O' Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago. In 1999, Banco Santander of Spain took control of Banco Santiago. In August 2002, Banco Santiago and Banco Santander-Chile, the second and fourth largest banks in Chile at that date, respectively, merged and became Chile's largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris and in 2004, Dresdner Banque

Nationale de Paris merged with Banco Security. Although Banco de Chile believes that it is currently large enough to compete effectively in its target markets, any further consolidation in the Chilean financial system may adversely affect its competitive position in the Chilean financial services industry.

      Historically, commercial banks in Chile have competed in the retail market against each other, with finance companies and with department stores, the latter two having traditionally been focused on consumer loans to middle- and low-income sub segments. However, finance companies have gradually disappeared as most of them have been merged into the largest banks.

      Non-bank competition from large department stores has become increasingly significant in the consumer lending sector. Three new consumer-oriented banks affiliated with Chile's largest department stores have been established during recent years. Although these new banks had a market share of less than 1.1% as of December 31, 2004, according to the SBIF, the opening of these banks is likely to bring increased competition into the consumer banking business.

      In addition, two new banks were incorporated during 2004 and some local investor groups have announced their intention to incorporate new banks in 2005. Banco de Chile expects that the addition of these new banks will lead to greater competition, particularly in banking services directed to middle-income individuals.

      Loans

      The following table sets forth Banco de Chile's market share in terms of loans (excluding interbank loans), and that of its principal private-sector competitors in the Chilean financial system, in each case at December 31 in each of the last five years, according to information published by the SBIF:

                                                                Bank Loans (1)
                                                ----------------------------------------------
                                                              As of December 31,
                                                ----------------------------------------------
                                                 2000      2001      2002      2003      2004
                                                ------    ------    ------    ------    ------
Banco Santander-Chile .......................     11.5%     11.7%     24.7%     22.6%     22.7%
Banco de Chile ..............................     12.7      12.1      18.7      18.5      17.8
Banco de Credito e Inversiones ..............      7.9       9.0      10.4      11.2      11.8
BBVA Banco BHIF .............................      5.8       6.0       6.7       7.3       7.8
Banco Santiago (2) ..........................     15.8      16.1        --        --        --
Banco de A. Edwards (3) .....................      8.3       7.4        --        --        --
                                                ------    ------    ------    ------    ------
        Total market share for six banks ....     62.0%     62.3%     60.5%     59.6%     60.1%
                                                ======    ======    ======    ======    ======

___________________________
Source:  SBIF

(1)   For ease of comparison, interbank loans have been eliminated.

(2)   Banco Santiago merged with Banco Santander-Chile in August, 2002.

(3)   Banco Edwards merged with Banco de Chile on January 1, 2002.

      Risk Index. At October 31, 2004, Banco de Chile's unconsolidated risk index was 2.39%, compared to the financial system's risk index of 2.01%.

      Credit Quality. At December 31, 2004, Banco de Chile had an unconsolidated ratio of past due loans to total loans of 1.27%.

      Deposits. Banco de Chile had deposits of Ch$5,267,066 million at December 31, 2004 on an unconsolidated basis, with a 16.5% market share, the second-largest among private sector banks, according to the SBIF.

      Shareholders' Equity. Banco de Chile had Ch$521,905 in shareholders' equity as of December 31, 2004 (not including net income), making it the second-largest private-sector commercial bank in Chile in terms of shareholders' equity. Return on average shareholders' equity (including net income for the year) for the year ended December 31, 2004 was 23.9%, according to information published by the SBIF.

      Efficiency. For the year ended December 31, 2004, the bank's efficiency ratio was 51.2%, below the 51.7% group average of Banco de Chile, Banco Santander-Chile, Banco de Credito e Inversiones and BBVA Banco BHIF.

      Regulation and Supervision

      General. In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations and, together with financial companies, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Chilean Superintendency of Banks and the Central Bank. Chilean banks are primarily subject to the General Banking Law and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing public corporations, except for certain provisions that are expressly excluded.

      The Central Bank. The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its organic constitutional law, the "ley organica constitucional". To the extent not inconsistent with the Chilean Constitution or the Central Bank's organic constitutional law, the Central Bank is also subject to private sector laws, but is not subject to the laws applicable to the public sector. It is directed and administered by a board of directors composed of five members designated by the President of Chile, subject to Senate approval.

      The legal purpose of the Central Bank is to maintain the stability of the Chilean peso and the orderly functioning of Chile's internal and external payment system. The Central Bank's powers include setting reserve requirements, regulating the amount of money and credit in circulation, and establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and banks' deposit-taking activities.

      The Chilean Superintendency of Banks. Banks are supervised and controlled by the Chilean Superintendency of Banks, an independent Chilean governmental agency. The Chilean Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in case of noncompliance with its legal and regulatory requirements, the Chilean Superintendency of Banks has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank's bylaws or any increase in its capital.

      Limitations on Types of Activities. Chilean banks can only conduct those activities allowed by the General Banking Law, including: making loans, factoring and leasing activities, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank's own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, financial advisory, securitization and leasing activities. Subject to specific limitations and the prior approval of the Chilean Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks.

Food and Beverage - CCU

      The Company does not consolidate CCU's results, which are accounted for on an equity-method investment basis. In 2004, CCU's net income was Ch$45,394 million, of which 30.8% corresponded to Quinenco's proportional share, included in other non-operating income in its consolidated income statement. Quinenco's economic interest in CCU as of December 31, 2004, 2003 and 2002 was 30.8%. The Company's interest in CCU is held through a holding company, Inversiones y Rentas S.A. ("IRSA"), in which the Company holds a 50% interest. IRSA is a joint venture between Quinenco and Heineken Americas B.V. ("Heineken"), which holds a 61.6% controlling interest in CCU.

      CCU, a diversified beverage company, was founded in 1902 and is now the largest Chilean brewer, the second largest brewer in Argentina, the third largest Chilean soft drink producer, the largest Chilean mineral water and bottled nectar producer, the second largest Chilean wine producer and since March 2005, the largest pisco producer in Chile. In addition, CCU participates in the confectionary industry in Chile. CCU had a domestic beer market share of approximately 90% in 2004, 89% in 2003 and 88% in 2002, and a market share in Argentina of approximately 15% in 2004, 14% in 2003 and 13% in 2002.

      In Chile, CCU's beer division produces, markets, sells and distributes seven proprietary brands, including Cristal, the country's best-selling beer in 2004 which accounted for 57% of all beer sales by volume. CCU is the exclusive producer in Chile of Heineken brand beer, the exclusive distributor in Chile of the imported Budweiser brand beer and the exclusive local producer of Paulaner brand beers. CCU also produces under license the Austral beer brand and distributes the Kunstmann beer brand. In Argentina, CCU produces, markets, sells and distributes Budweiser and Heineken brand beers as well as proprietary brands.

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

      Association with Pisco Control. On March 14, 2005, CCU and its subsidiary, Pisconor S.A., formed a joint venture with Cooperativa Agricola Control Pisquero de Elqui y Limari Ltda. ("Control") to produce and commercialize pisco and pisco-based beverages in Chile. The new joint venture, Compania Pisquera de Chile S.A., to which the companies contributed assets, commercial brands and - in the case of Control - some financial liabilities, is 80%-owned by CCU.

      Acquisition of 50% of Calaf. On January 12, 2004, Indalsa and ECUSA entered into a joint venture to acquire the assets of Calaf, a cookie and candy manufacturer, for Ch$6,656 million (historic value). Distribution of Calaf's products is being managed by ECUSA, utilizing its existing distribution network for soft drinks. Both ECUSA and Indalsa account for Calaf as an equity-method investment.

      Settlement of Dispute and Change of Partners in IRSA. During 2001 and 2002, Quinenco was involved in arbitration proceedings under the rules of the International Chamber of Commerce in connection with its 50% interest in IRSA, a joint venture formed in 1986 between Quinenco and the Schorghuber Group of Germany. IRSA is the controlling entity of CCU with a 61.6% interest. In early 2001, the Schorghuber Group announced that it had sold 49.9% of its interest in IRSA to the Dutch brewer, Heineken. Although the exact terms of the Schorghuber Group's agreement with Heineken were not known, Quinenco believed the sales represented a violation of the existing shareholders' agreement with the Schorghuber Group.

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

      Sale of Interest in the Karlovacka Pivovara Brewer in Croatia. On April 1, 2003, CCU announced that its 50%-owned indirect subsidiary, SBE, had sold the 68.8% interest it held in a Croatian brewery, Karlovacka, to Heineken. As a result of the divestiture, CCU reported an extraordinary gain of Ch$20,617 million.

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

      Strategy. CCU's strategic plan for 2005-2007 is built on three fundamental pillars: (i) profitability, through the optimization of expenses, margins and capital employed; (ii) growth in the company's current businesses and expansion into new businesses and product categories and; (iii) sustainability, both internal, in the management of the company's current brands, human resources and corporate image, and external, in relationships with the company's customers, consumers, suppliers and society as a whole. From these pillars, the company focuses on six strategic objectives: (1) to grow, strengthen and make the current beer businesses in Chile and Argentina more profitable; (2) make the wine business more profitable; (3) to achieve operational excellence in the sales and distribution processes; (4) seek leadership through all occasions of consumption within the Chilean beverage industry, through growth, consolidation iniciatives and the strenghthening of the company's key brands; (5) to acquire knowledge and develop capabilities associated with the snack foods segment in order to develop a platform for future growth in this area; and (6) strengthen CCU's role internally as a promoter of excellence and externally as a producer of high quality brands.

      The following table shows selected financial information of CCU and its subsidiaries at or for the years ended December 31, 2002, 2003 and 2004:

      CCU and subsidiaries

                                                       2002           2003            2004
                                                    ----------     ----------      -----------
                                                 (in millions of constant Ch$, except percentages)
Net Sales:
     Beer (1)
          Chile .............................       Ch$139,215     Ch$153,414       Ch$163,280
          Argentina .........................           25,758         32,365           40,139
                                                    ----------     ----------      -----------
     Total Beer..............................          164,973        185,779          203,419

     Soft drinks and mineral water (2).......          114,699        118,179          120,375
     Wine (3)                                           77,815         84,632           81,990
     Other (4)                                             596          5,076           14,854
                                                    ----------     ----------      -----------
                Total net sales..............       Ch$358,083     Ch$393,666       Ch$420,638
                                                    ==========     ==========      ===========
Operating Income:
     Beer (1)
          Chile .............................        Ch$30,348      Ch$39,771        Ch$44,993
          Argentina .........................          (11,444)        (3,573)            (148)
     Soft drinks and mineral water (2).......            8,097          7,131            8,506
     Wine (3) ...............................            9,052          3,532            4,755
     Other (4) ..............................            3,042            148              601
                                                    ----------     ----------      -----------
                Total operating income.......        Ch$39,095      Ch$47,009        Ch$58,707
                                                    ----------     ----------      -----------

Non-operating results .......................           (7,257)        13,982           (6,139)
Minority interest ...........................           (1,296)          (450)          (1,275)
Income taxes ................................           (7,699)        (5,101)          (5,899)
                                                    ----------     ----------      -----------
Net income ..................................        Ch$22,843      Ch$55,440        Ch$45,394
                                                    ==========     ==========      ===========

Total assets  ...............................       Ch$675,113     Ch$591,664       Ch$592,241
Bank debt and bond obligations...............           73,578        143,474          135,651
Other liabilities............................          152,770        162,449          154,486
Shareholders' equity.........................          448,765        285,741          302,104
Quinenco's effective economic interest.......             30.8%          30.8%            30.8%

___________________________
(1) Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast.

(2) Includes sales of carbonated and non-carbonated soft drinks, nectars, mineral water and related merchandise.

(3) Includes sales of wine, wine by-products and other products such as labels and corks.

(4) Includes sales of pisco, confectionary products, crates and other packaging.

      The following table shows certain operating and statistical data regarding CCU's beer segment at or for the years ended December 31, 2002, 2003 and 2004:

              CCU - Beer Segment                       2002           2003            2004
                                                    ----------     ----------      -----------
                                                    (in millions of liters, except per capita
                                                           information and percentages)
Chile
    Total Market Volume Sold................               398            418              425
    CCU Volume Sold.........................               350            372              381
    CCU Market Share........................                88%            89%              90%
    Beer Consumption per Capita (liters)....                26             27               28
    CCU Average Beer Production
      Capacity Utilization..................                54%            58%              58%
Argentina
    Total Market Volume Sold................             1,221          1,292            1,333
    CCU Volume Sold excluding exports.......               157            185              205
    CCU Market Share .......................                13%            14%              15%
    Beer Consumption per Capita (liters)....                33             34               35
    CCU Average Beer Production Capacity
      Utilization.........................                  54%            66%              64%

      Beer Business in Chile. CCU is the largest producer, bottler and distributor of beer in Chile, accounting for approximately 90% of all beer sales by volume in Chile during 2004. The production and marketing of beer in Chile is CCU's principal activity, generating net sales of Ch$163,280 million, or 38.8% of CCU's total net sales in 2004.

      CCU produces and markets super-premium, premium, medium-priced, and popular-priced beers. CCU's premium brand, Cristal, a premium-priced beer, is Chile's best selling brand, accounting for approximately 57% of all 2004 beer sales by volume in Chile. Royal Guard is CCU's proprietary super-premium brand. Royal Light is a light beer extension of the Royal Guard line, and contains a lower alcohol content. Escudo, a premium-priced beer, is the second best selling beer in Chile. Morenita, a dark beer, is a medium-priced beer, and Dorada and Aysen are popular-priced beers. Lemon Stones is a special lemon sweetened low-alcohol content beer. In addition, CCU owns a 50% interest in the Austral and Kunstmann breweries and produces Austral beer and distributes Kunstmann beer under license with these breweries.

      CCU also produces and markets Paulaner brand beer under an exclusive five-year license from Paulaner Brauerei AG ("Paulaner"), renewable in 2005. CCU also has long-standing exclusive rights to distribute Budweiser in Chile. During 2004, CCU and Anheuser-Busch entered into a new distribution agreement, with a 12-year term, ending December 2015.

      On April 28, 2003, CCU and Heineken International signed licensing and technical assistance agreements which provide CCU with the exclusive rights to produce, sell and distribute Heineken beer in Chile commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003 and are renewable for subsequent periods of five years. Heineken is the leading brand in the super-premium segment, the beer segment with the highest growth in Chile in the last years.

      Distribution. CCU distributes beer directly throughout Chile to (i) retailers (representing 58% of total volume sold by CCU in Chile in 2004), (ii) wholesalers (representing 22% of total volume sold by CCU in Chile in 2004) and
(iii) supermarket chains (representing 20% of total volume sold by CCU in Chile in 2004). CCU had more than 38,000 customers for its beer products in 2004, none of which accounted for more than 2% of its total beer sales by volume with the exception of two large supermarket chains that represented 9% of sales. CCU does not maintain any long-term contractual arrangements for the sale of beer with any of its customers.

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

      Beer Business in Argentina. CCU is the second largest beer producer in Argentina, with a 2004 market share of approximately 15%. In 2004, CCU's beer operations in Argentina generated net sales of Ch$40,139 million, which represented 9.5% of CCU's consolidated net sales for the year.

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

      In December 1995, CCU Argentina and Anheuser-Busch entered into a 20-year license agreement which provides for CCU Argentina's exclusive right to produce, market, sell and distribute Budweiser brand beer in Argentina. In connection with the license agreement, Anheuser-Busch acquired approximately 4.4% of CCU Argentina, with an option until 2005 to increase its aggregate ownership interest to 20%. In November 1999, Anheuser-Busch increased its ownership interest to 10.8% through a capital increase, and CCU reduced its participation to 89.2%. In June 2005, after the last capital expansion, Anheuser-Busch reduced its interest in CCU Argentina to 7.9% and CCU increased its participation to 92.1%.

      In Argentina, CCU produces and markets super premium-priced, medium-priced and popular-priced beers. The super premium-priced beers are Heineken, which has been produced in Argentina under license since 2003, Corona and Guinness, both of which are imported and distributed by CCU Argentina. The premium -priced beers are Budweiser, Salta and Santa Fe brands. The medium-priced beer brands in Argentina are Schneider and Cordoba and the popular-priced beer brands are Rio Segundo and Rosario brands. Schneider is CCU's principal beer brand in Argentina, comprising 43% of total sales volume by CCU's Argentine subsidiary in 2004.

      CCU began local production of Budweiser brand beer in December 1996, and sales of Budweiser brand beer have since grown to represent 23% of CCU's Argentine sales volume in 2004. On April 28, 2003, CCU and Heineken International signed licensing and technical assistance agreements, which provide the Company with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003 and are renewable for subsequent periods of five years. Export sales represented 2.5% of CCU Argentina's beer sales volume in 2004.

      Distribution. During 2004, approximately 79% of CCU's beer volume in Argentina was sold through wholesalers, with supermarkets and retailers accounting for approximately 10% and 12%, respectively. In 2004, CCU sold its products to approximately 15,800 customers in Argentina, none of which individually accounted for more than 3% of its total beer sales by volume with the exception of one large distributor which represented 7% of sales.

      CCU estimates that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 2.0% between 2000 and 2004. Beer consumption rose by 3.1% in 2004, mostly explained by a recovery in consumption levels and increase in consumer confidence.

      Beer Business in Croatia. Until March 31, 2003 CCU had an indirect 34.4% economic interest in a Croatian brewery, Karlovacka, through SBE, a joint venture with another Luksic Group company. On March 31, 2003, SBE sold its interest in Karlovacka to the Dutch brewer, Heineken. CCU reported an extraordinary gain on sale of its interest in SBE of Ch$20,617 million.

      Soft Drinks. CCU is the third largest soft drink producer in Chile. CCU's line of soft drink and mineral water products includes its own proprietary brands of soft drinks in addition to brands produced under license from other beverage manufacturers. Under a licensing agreement with Watt's, a local fruit related products company, CCU has bottled and distributed Watt's nectar products in Chile since 1987. In 2004, CCU's soft drink, nectar and mineral water products business in Chile generated net sales of Ch$120,375 million, representing 28.6% of CCU's total consolidated net sales.

      The following table shows certain operating and statistical data regarding CCU's soft drink and mineral water segment at and for the years ended December 31, 2002, 2003 and 2004.

      CCU - Soft Drinks and Mineral Water Segment

                                                            2002         2003            2004
                                                            ----         ----            ----
                                                        (in millions of liters, except per capita
                                                              information and percentages)
Soft Drinks(1)
    Total market volume sold (2)....................       1,535        1,606           1,667
    CCU volume sold ................................         311          319             323
    CCU market share (2)............................          20%          20%             19%
    Chilean consumption per capita (liters).........         102          105             108
    CCU average production capacity utilization.....          34%          35%             36%
Mineral Water
    Total market volume sold (2)....................         130          135             137
    CCU volume sold.................................          74           76              79
    CCU market share (2)............................          57%          56%             57%
    Chilean consumption per capita (liters).........           9            9               9
    CCU average production capacity utilization.....          31%          29%             32%
(1) Only considers carbonated soft drinks
(2) CCU company estimates.

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

      Distribution. Since 2004, ECUSA operates its own sales force in all the major cities of Chile. In rural areas, ECUSA has contracted the sales services of CCU's beer division. CCU distributes its soft drink and mineral water products throughout Chile to (i) small and medium-sized retail establishments, that in turn sell the beverages to consumers for take-out consumption (49% of 2004 segment volume), (ii) restaurants, hotels, kiosks, and bars for on-premises consumption (8% of 2004 segment volume), (iii) wholesalers (10% of segment volume) and (iv) supermarkets (33% of segment volume).

      Wine. CCU's total wine segment sales amounted to Ch$81,990 million in 2004, which represented 19.5% of CCU's consolidated sales. CCU is owner of 60.3% of Vina San Pedro ("VSP"), the third-largest winery in Chile in terms of domestic sales and the second-largest in terms of export sales.

      CCU first invested in Vina San Pedro in 1994 with the purchase of 48.4% of Vina San Pedro's equity for approximately US$17.1 million (historic value). Through subsequent capital increases and purchases of shares on the Santiago stock market, CCU's share in Vina San Pedro is 60.3% at December 31, 2004. Vina San Pedro is a publicly traded company, listed on Chile's principal stock exchanges.

      The following table shows certain operating and statistical data regarding CCU's wine segment at and for the years ended December 31, 2002, 2003 and 2004.

              CCU - Wine Segment                                      2002         2003        2004
                                                                      ----         ----        ----
                                                               (in millions of liters, except per capita
                                                                     information and percentages)
Total domestic market volume sold .........................            51           53          52
Total export market volume sold ...........................            45           68          54
Vina San Pedro's domestic market share (1) ................            19%          19%         18%
Vina San Pedro's share of total Chilean wine exports (2) ..            17%          18%         15%
Chilean consumption per capita (liters) ...................            17           18          18

_________________________
(1)   CCU company estimate.

(2)   Does not include bulk wine.

      Vina San Pedro is one of Chile's largest producers and distributors of wine in terms of volume and revenues. Vina San Pedro produces and markets a full range of wine products for both the domestic and export markets. Vina San Pedro's business includes operation of its own vineyards as well as mixing, packaging and reselling wines produced by independent Chilean vineyards. Vina San Pedro exports wine products to a total of 69 countries worldwide. Vina San Pedro's total export sales in 2004 were Ch$53,710 million. Its primary export markets included the United Kingdom, Sweden, the United States, Finland, Brazil and Demark. Exports to Europe accounted for 67% of total exports in 2004, followed by Latin America (17%), United States and Canada (9%) and others (7%). According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 467 million liters in 2004, a compounded annual growth rate of 18.6%. Vina San Pedro believes that wine exports from Chile have grown steadily due to their comparatively low price and good international image.

      VSP's wines are segmented by product type. VSP produces and sells premium wines, varietals and popular-priced wines within the domestic market and export market. In addition, VSP sells bulk wine in the export market. Premium wines and many of the varietal wines are produced from high quality grapes, aged and then packaged in glass bottles. Popular-priced wines are usually produced using non-varietal grapes and are not aged. These products are generally sold in either cartons or jug packaging.

      Distribution. Vina San Pedro sells its wines directly in the major cities of Chile and through CCU's sales system in the rest of the country. In the domestic Chilean market in 2004, Vina San Pedro sold its wines through the following channels: retailers (19% of all domestic sales); wholesalers (33% of all domestic sales); supermarkets (40% of all domestic sales); and bars and restaurants (8% of all domestic sales). San Pedro had approximately 13,000 customers in the domestic market, none of which accounted for more than 3% of total wine sales by volume, with the exception of two supermarket chains that represented 18% of total wine sales by volume.

      Vina San Pedro has arrangements with 165 international agents, who facilitate the export of its wine to 69 countries. CCU has signed distribution agreements with Schenk, one of the largest distributors in Europe, Asian Breweries, one of the largest beverage companies in Asia, and Shaw Ross International, a subsidiary of Southern Wines and Spirits, the main liquor wholesale distributor for the United States, as well as other distributors. VSP also has a distribution agreement with Vin & Sprit AB, a Swedish company, to distribute VSP's wines in Sweden, Finland, Norway and Estonia.

      Raw Materials. The principal raw materials used in CCU's production of beer are malt, rice, water and hops. CCU obtains its supply of malt from local growers and in the international market. In 2004, CCU signed long-term contracts with local malt producers for 50% of its requirements. Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements. CCU imports hops mainly pursuant to contracts with international suppliers, primarily in the United States and Europe, which permits CCU to secure supplies for periods of up to four years. Water used in the production of beer is obtained from CCU's wells at its plant facilities and/or from public utilities.

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

      The principal raw materials that Vina San Pedro uses in its production process are grapes, wine and packaging. Vina San Pedro obtains 49% of the grapes used for export wines from its own vineyards. The majority of the wine sold in the domestic market is purchased from third parties.

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

      CCU's principal competitor in the Chilean beer business is Cerveceria Chile, a subsidiary of Quilmes Industrial S.A. ("Quilmes"), the largest beer production company in Argentina. Due to the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers in Chile's proprietary returnable glass bottle system, imported beer does not represent significant competition in the Chilean market. Cerveceria Chile is estimated to have an approximately 9% share of the Chilean beer market. CCU's beer brands also compete directly against soft drinks, wine and other beverages and alcoholic drinks.

      Quilmes is the market leader in beer in Argentina and CCU's Argentina's principal competitor. It had an estimated 78% market share during 2004 (including the Brahma brand). CCU Argentina estimates that its own market share is approximately 15%. CCU also competes with Warsteiner (7%) and Estrella Galicia (less than 1%). Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina's returnable glass bottle system, imported beer does not represent significant competition in the Argentine market.

      In recent years, the beer industry in Latin America has experienced greater consolidation and is expected to continue to experience further consolidation in the future. In May 2002, AmBev and Quilmes announced a merger, which was conditionally approved by regulatory authorities in January 2003. In March 2004, Ambev and Interbrew announced an agreement to merge both companies. In August 2004, this merger was completed. Further consolidation in the beer industry could change the current market conditions under which CCU operates.

      CCU's principal competitors in the soft-drink business are companies which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The Coca-Cola Company's products are produced, bottled and distributed in Chile through three separate licensees who market soft drinks under the Coca-Cola, Coca-Cola Light, Quatro, Fanta, Fanta Light, Sprite, Sprite Zero, Nordic Mist, Tai, Andina nectars and juices, and Kapo juices brand names. According to store audits conducted by Nielsen Chile, Coca-Cola and related brands accounted for 66% of total carbonated soft drink sales in Chile in 2004. However, figures calculated by CCU are higher than Nielsen Chile estimates. CCU expects that soft drinks marketed under private labels could experience further growth from the approximately 12% market share (according to Nielsen estimates) they have obtained as of 2004.

      CCU is the largest producer of mineral water in Chile and the market leader. CCU's main competitor in the mineral water business is Vital S.A. (a subsidiary of one of The Coca-Cola Company licensees). According to Nielsen estimates, CCU's mineral water products in 2004 accounted for approximately 64% of mineral water sales by volume. CCU's estimates are lower. CCU estimates that its market share by volume accounted for 57%, while Vital accounted for approximately 38%.

      The wine industry is very competitive in both the domestic and the export markets. In the domestic market, Vina San Pedro competes directly against all other major Chilean wineries, including Concha y Toro and Santa Rita, the market leaders both with a 24% estimated market share. CCU estimates that VSP's market share in the Chilean market was approximately 18% in 2004 making it the third largest domestic producer. In the export wine market, Concha y Toro is the market leader with an estimated 30% market share (without considering sales of bulk wine). According to industry sources, in 2004, Vina San Pedro was the second-largest exporter of Chilean wines by volume with an estimated market share of 15%. Santa Rita has an estimated 6% market share in the export wine market. Vina San Pedro also competes internationally against other Chilean producers, as well as with wine producers from other parts of the world.

      Pisco. In February 2003, CCU entered the pisco business under the brand Ruta Norte. Pisco is a very popular grape-based liquor in Chile. During 2004, CCU sold 7.0 million liters of pisco. According to Nielsen, Ruta Norte's market share reached 18% by the end of 2004.

      Seasonality. CCU's beer, soft drink and mineral water business is seasonal, with lower sales and earnings during the Southern hemisphere winter season of June through August.

      Government regulation in Chile. CCU is subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile. These regulations include labor laws, social security laws, public health, consumer protection and environmental laws, securities laws, and anti-trust laws. In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages.

      Additional regulations specifically concerning the production and distribution of "alcoholic beverages" are contained in Chilean Law N(degree)
18.455 and its Ordinance, which set the standards for human consumption of such beverages, by minutely describing the different types of alcohol; the minimum requirements that must be met by each class of beverage; raw materials and additives that may be used in their manufacture; their packaging and the information that must be provided by their labels; the procedure for their importation, among others.

      The large-scale production of alcoholic beverages does not need any licenses or permits other than those required for the general run of commercial and industrial enterprises engaged in the manufacture of consumer commodities.

      Government regulation in Argentina. CCU is subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Argentina, including social security laws, public health, consumer protection and environmental laws, securities laws, and anti-trust laws.

      National Law 18,284 (the Argentine Food Code, or the "Code") regulates the manufacturing and packaging of food and beverages. The Code provides specific standards with which manufacturing plants must comply and regulates the production of food and beverages mentioned in the Code. The Code also specifies the different methods in which beer may be bottled as well as the information to be provided on labels. The health authorities of each province undertake the enforcement of the Code, and also establish the minimum age requirements for the purchase of alcoholic beverages.

      Telecommunications - Telefonica del Sur

      At December 31, 2004, Telefonica del Sur was a 73.7%-owned consolidated subsidiary of the Company. The Company's interest in Telefonica del Sur is held through a wholly-owned subsidiary, VTR. Telefonica del Sur is the principal provider of local telephone service in Regions X and XI and the second-largest provider of telephone services in the ninth region which includes the city of Temuco. It is the third-largest provider in the eighth region of the country. In addition to local telephone services, Telefonica del Sur is also a provider of nationwide domestic and international long distance telephone services, Internet services and other non-regulated telecommunications services. Quinenco's economic interest in Telefonica del Sur was 73.7% at December 31, 2004, and 73.6% at December 31, 2003 and 2002, respectively. Telefonica del Sur's net sales as a percentage of Quinenco's total consolidated net sales was 13.8% in 2004, 14.4% in 2003 and 12.3% in 2002.

      2002 Reorganization. With the objective of fortifying its base for future growth, Telefonica del Sur restructured its operations in 2002. The reorganization involved a change in the company's management structure and a 12% cut in personnel, which were designed to reduce costs and raise efficiency levels. The restructuring process resulted in a cash outlay of US$2.1 million (historic value) in 2002. The plan was oriented towards centralizing functions, optimizing resources, modernizing processes, outsourcing services and redesigning information technology.

      Strategy. Due to the dynamic nature of the telecommunications business in Chile, which in recent years has been subject to high levels of competition in all business areas. Telefonica del Sur's current strategic plan is: 1) to strengthen the bases for growth of non-traditional services, particularly wideband and wireless communications, 2) to develop synergies across business units 3) to focus on improving the operating efficiency of its business units and 4) to improve the profitability on invested capital.

      Local Exchange Telephony. Telefonica del Sur is the leading provider of local telephone service in the X and XI Regions in the south of Chile, which include the cities of Puerto Montt, Valdivia, Osorno and Coyhaique. Telefonica del Sur began providing telephone service in the IX Region, which includes the city of Temuco, during the first quarter of 1997 and currently has an estimated 50% market share in that city. In addition, Telefonica del Sur expanded to the VIII Region, which includes Concepcion, in late 2000, where it currently has a 13% market share. Telefonica del Sur is a facility carrier in Regions IX, X and XI (where it operates over its own network); in the rest of Chile it is a non-facility carrier, renting capacity from other networks.

      The following table shows selected financial information of Telefonica del Sur and its subsidiaries at or for the years ended December 31, 2002, 2003 and 2004:

   Telefonica del Sur and subsidiaries             2002           2003           2004
                                             ----------     ----------    -----------
                                                   (in millions of constant Ch$)

Net Revenues.............................     Ch$50,501      Ch$52,756      Ch$52,940
Gross margin.............................        28,100         26,860         26,676

Operating income.........................        13,561         12,625         12,561
Non-operating results....................        (3,760)        (2,759)        (3,484)
Minority interest........................          (139)          (158)          (135)
Income taxes.............................        (1,843)        (2,092)        (2,081)
Extraordinary items                              (1,579)            --             --
                                             ----------     ----------    -----------
Net income...............................      Ch$6,240       Ch$7,616       Ch$6,861
                                             ==========     ==========    ===========

Total assets.............................    Ch$143,248     Ch$135,091     Ch$137,831
Bank debt & bond obligations.............        69,489         59,742         59,142
Other liabilities........................        14,429         12,909         14,694
Shareholders' equity.....................        59,330         62,440         63,995
Quinenco's effective economic interest ..          73.6%          73.6%          73.7%

      Tariff Structure. On December 20, 2004 and January 17, 2005, the Ministry of Transportation and Telecommunications proposed rates and tariff structures for the regulated services of Telefonica del Sur and Telcoy, respectively for the five year period 2005-2009. Telefonica del Sur is currently waiting for the decree to be adopted and published in the Official Gazette. Where tariffs were previously 100% variable, consisting of a monthly fixed rate plus variable charges per minute, the new tariff structure will also incorporate tariffs for fixed rate monthly plans with prepayment or post payment options.

      The effect of the prior rate schedule for regulated services for the period 1999 to 2004 was to reduce access charges and alter the structure of per minute charges to per second charges for basic telephony usage.

      Revenue from Telefonica del Sur's local exchange telephony business, which for the year ended December 31, 2004 accounted for 51% of total revenues, is generated principally by fixed monthly fees and per minute charges, the price of which depends on the time of the day in which calls are made (utilizing peak and off-peak rates). In addition, Telefonica del Sur offers prepaid fixed cost telephone services (included with basic telephony revenues). Access charges from other carriers in 2003 accounted for 9% of total revenues.

      Telefonica del Sur's concession requires it to provide telephone service to any requesting party within areas designated as "mandatory service areas" in the Technical Plan prepared by the Chilean Undersecretary of Telecommunications every five years. Outside of these "mandatory service areas", parties requesting new telephone line installation must pay for the cost of extending the network to the point of connection to their premises.

      The following table shows certain statistical data for Telefonica del Sur's local exchange telephone operations at or for the years ended December 31, 2002, 2003 and 2004:

  Telefonica del Sur and subsidiaries

                                                 2002        2003        2004
                                                 ----        ----        ----

Lines in Service.........................     172,093     178,168     185,970
% Growth from prior period...............          -3%          4%          4%
Lines installed..........................     200,470     198,600     196,085
% Growth from prior period...............           3%         -1%         -1%
Utilization Ratio(1).....................        0.86        0.90        0.95
Digitalization (2).......................         100%        100%        100%
Automation (3)...........................         100%        100%        100%
_________________________
(1) Ratio of lines in service at the end of the period to lines installed at the end of the period.

(2) Percentage of lines in service connected to digital exchanges at the end of the period.

(3) Percentage of lines installed connected to automatic exchanges at the end of the period.

      Telefonica del Sur owns approximately 83% of the telephone lines in service in the X and XI Regions, 50% of the telephone lines in service in Temuco and 13% of the telephone lines in service in Concepcion, with a total of 185,970 lines in service as of December 31, 2004. 77.4% of its lines are residential, 20.0% are commercial, 1.3% are public telephones and 1.3% are used in Telefonica del Sur's businesses. During 2004, 22,635 new lines were placed in service and 14,833 existing lines were retired, representing an increase in the total number of lines in services of 4% from the prior year. Telefonica del Sur's local telephone system penetration in recent years has increased to an estimated 14 lines per 100 inhabitants at December 31, 2004, from 5.1 lines per 100 inhabitants at December 31, 1994. These penetration levels are lower than those for Chile as a whole (20.6 lines per 100 inhabitants at June 30, 2004), reflecting the rural character of Telefonica del Sur's concession area.

      As a result of its extensive addition of digital exchange technology in the last decade, Telefonica del Sur achieved full digitalization of its network, with all of its lines connected to digital exchanges. The digitalization of its network has allowed Telefonica del Sur to provide additional non-regulated services, including ISP, web hosting, call waiting, voice mail, call transfer, conference calling and call blocking.

Digitalization also allows for more efficient utilization and maintenance of the network through automatic testing and traffic control. Other unregulated services include public telephony services, domestic and international long distance services. Non-regulated services accounted for 39.5% of Telefonica del Sur's revenues as of December 31, 2004.

      Telefonica del Sur's internet service subsidiary has implemented a broadband network, which offers high speed access to the Internet, network connections and video conferencing services, among others. As of December 31, 2004, Telefonica del Sur had 7,412 Internet subscribers and 25,401 subscribers to high-speed wide band services with revenues of Ch$6,113 million in 2004, equivalent to 12% of total consolidated revenues.

      Telefonica del Sur's security related services subsidiary offers alarm and telemonitoring services and access control services, oriented to individual consumers and businesses. As of December 31, 2004, the subsidiary had 11,875 clients, equivalent to a 58% market share between Concepcion and Coyhaique with revenues of Ch$1,838 million in 2004.

      Subsidiary in Start-Up Phase. In October 2002, Telefonica del Sur formed a new subsidiary, Blue Two Chile S.A. in order to develop the first public network in Chile of wireless wide band for Internet utilizing Bluetooth and wireless LAN technology. This subsidiary is currently in the development stage. The start-up loss associated with Blue Two's activities in 2003 was Ch$299 million in 2003 and Ch$917 million in 2004. The loss was recorded as a charge to Telefonica del Sur's net worth in 2003 and 2004 and did not affect Telefonica del Sur's results from operations.

      Long Distance Telephony. Through Telefonica del Sur Carrier S.A., a wholly-owned subsidiary of Telefonica del Sur, Telefonica del Sur provides domestic long distance and international long distance services. In 2004, this subsidiary reported net revenues of Ch$4,461 million (approximately 8% of total consolidated revenues).

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

      Competition. Telefonica del Sur has faced and continues to face intense competition in every aspect of its business activities. In local telephony, Telefonica del Sur faces competition from Telefonica CTC, which entered Telefonica del Sur's concession area in Regions X and XI in 1996 and is the incumbent competitor in the VIII and IX Regions. Telefonica CTC, which operates approximately 80% of installed local service telephone lines in Chile, is expected to continue as a strong competitor. In long distance telephony, Telefonica del Sur competes with other national carriers, including Entel, Telefonica CTC Mundo and Telmex (formerly Chilesat), among others. In Internet services, Telefonica del Sur competes with Entel, Terra, a subsidiary of Telefonica of Spain, VTR Globalcom and Telefonica CTC. This intense competition has led to recent consolidation in the Chilean telecommunications industry. Telefonica del Sur expects that consolidation in the industry will continue as operators are likely to form alliances to offer bundled telecommunications services.

      Mobile telephony has experienced dramatic growth rates in Chile in recent years, and its subscriber base now exceeds that of fixed line telephony. However, traffic in minutes is inferior to that of fixed line telephony mainly due to the high per minute cost associated with mobile telephony. Telefonica del Sur believes that in the past the growth of mobile telephony has been stimulated by artificially high access charges placed on fixed line telephony users when they make calls to mobile phones. Starting in

2004, access charges paid to mobile telephony operators were reduced by approximately 28% in accordance with new tariff structures, which will be in place until 2009. The lower access charges could, in Telefonica del Sur's opinion, result in higher prices to consumers as mobile operators seek ways to compensate for lower revenues from access charges. Telefonica del Sur believes that lower access charges will allow fixed line telephony operators to better compete against mobile telephony operators on a price basis and could revert the declining growth tendencies seen in fixed line telephony in recent years.

      Regulatory Factors. Substantially all of Telefonica del Sur's telecommunications business is conducted pursuant to non-exclusive concessions granted by the Chilean government or its instrumentalities. Obtaining the requisite government concessions and licenses is not considered a significant barrier to entry under Chile's current telecommunications regulatory regime.

      The telecommunications industry as a whole has traditionally been, and is likely to continue to be, subject to rapid and significant changes in technology. Although Telefonica del Sur does not generally view the requirement to obtain necessary concessions and licenses as presenting significant risks, and does not believe that the current regulatory environment poses significant restrictions on its prospects, there can be no assurance that it will be able to obtain or maintain all required concessions and licenses, or that amendments to the applicable laws or regulations will not occur that could adversely affect its business, results of operations, financial conditions or prospects.

Telecommunications - Entel

      As of December 31, 2004, Quinenco owns a 5.7% interest in Entel, a leading telecommunications provider in Chile. The interest in Entel, held through wholly-owned intermediate holding companies, VTR S.A. and Comatel S.A., is accounted for using the equity investment method. In 2004, the Company's equity participation in Entel's net income was Ch$2,695 million.

      During 1999, through privately negotiated transactions and purchases on the open market, Quinenco acquired a 14.3% interest in Entel. During the first half of 2000, additional purchases were carried out on the open market and the Company's interest in Entel reached 14.5%. In August 2000, the Company sold a 0.8% interest in Entel. During 2001, the Company sold an additional 8% interest in Entel. and has since held a 5.7% interest. Quinenco does not consolidate Entel's results, which are accounted for as an equity-method investment. Entel is traded on the Chilean stock exchanges.

      Founded in 1964, Entel is currently the second- largest provider of cellular telephony services in Chile with approximately 3.3 million clients. In addition, Entel's digital network allows it to offer integrated telecommunications services which include national and international long distance multi-carrier services, Internet services, voice, data and video communication services. Entel also operates public telephones and call centers throughout the country. Entel's subsidiary in the United States, Americatel, offers specialized long distance services oriented to Spanish speaking customers in that country.

      The following table contains selected financial information derived from Entel's 2003 and 2004 Annual Report relating to Entel and its subsidiaries at or for the years ended December 2002, 2003 and 2004:

        Entel and subsidiaries

                                                                        2002            2003            2004
                                                               -------------    ------------    ------------
                                                               (in millions of constant Ch$, except percentages)

Net Sales..................................................       Ch$833,129      Ch$747,483      Ch$692,485
Gross margin...............................................          341,532         326,019         305,727

Operating income...........................................          101,000         110,917          88,255
Non-operating results......................................          (52,673)        (41,080)        (31,811)
Minority interests.........................................           (1,335)            (87)          2,948
Income taxes...............................................           (4,447)         (8,273)        (12,028)
                                                               -------------    ------------    ------------
Net income.................................................        Ch$42,545       Ch$61,477       Ch$47,364
                                                               =============    ============    ============

Total assets...............................................     Ch$1,336,055    Ch$1,262,735    Ch$1,154,994
Bank debt & bond obligations...............................          458,331         376,835         321,966
Other liabilities..........................................          313,619         287,489         210,369
Shareholders' equity.......................................          564,105         598,411         622,659
Quinenco's effective economic interest.....................              5.7%            5.7%            5.7%

      The following table shows the composition of Entel's consolidated sales and certain statistical data pertaining to Entel's telecommunications operations at or for the year ended December 31, 2002, 2003 and 2004:

        Entel and subsidiaries                                       2002          2003          2004
                                                               ----------    ----------    ----------
                                                                   (in millions of constant Ch$)
Net Sales:
Telephony services (including long distance & Internet) ....   Ch$187,515    Ch$158,879    Ch$138,493
Private business network services...........................       65,104        61,568        57,998
Wireless telephony services.................................      333,026       351,160       359,906
Local telephony services....................................       27,682        27,751        27,704
International subsidiaries..................................      219,802       148,125       108,384
                                                               ----------    ----------    ----------
Total net sales.............................................   Ch$833,129    Ch$747,483    Ch$692,485
                                                               ==========    ==========    ==========

National multi-carrier traffic (millions of minutes)........          699           614           522
International multi-carrier traffic (millions of minutes)...           98            90            91
Americatel multi-carrier national & international traffic
  (millions of minutes) ....................................          937           614           971
Number of cellular telephone subscribers....................    2,292,536     2,684,214     3,264,731

Manufacturing - Madeco

      Madeco was a 51.2%-owned consolidated subsidiary of the Company as of December 31, 2004 and a 55.2%-owned and 53.4%-owned subsidiary as of December 31, 2003 and 2002. Madeco's net consolidated sales as a percentage of the Company's consolidated net sales was 84.7% in 2004, 66.5% in 2003 and 64.7% in 2002.

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

      Madeco's businesses in Argentina were deeply affected by the economic deterioration in Argentina in 2001. At the beginning of the year 2002, as a consequence of Argentina's tumultuous economic environment and political instability, Madeco suspended its Argentine wire and cable and brass mills operations. Since then, it has engaged in limited production activities, however the plants in Argentina remain largely under-utilized. Madeco expects to increase its production activities in Argentina when levels of demand have the scale to operate efficiently and when it believes such levels are sustainable. Sales in Argentina of wire and cable and brass mills products represented 2.6% and 3.3% of Madeco's 2003 and 2004 consolidated sales, respectively.

      Madeco's principal activity, which accounted for 51.2%, 46.5% and 51.3% of Madeco's consolidated sales in 2002, 2003 and 2004, respectively, is the wire and cable business. Since 1997, Madeco has participated in the wire and cable business in Brazil through its subsidiary, Ficap S.A., ("Ficap"). For the year 2004, sales in Brazil generated 46.7% of the total revenues of the wire and cable business segment and 24.0% of Madeco's total consolidated revenue. Demand for metallic and fiber optic cables by telecom customers, which until 2001 represented an important part of the unit's sales, only accounted for 3%, 1% and 5% of sales in 2002, 2003 and 2004, respectively, and is not expected to recover in the foreseeable future due to, among other things, a lack of investment by telecom operators and a growing use of wireless telephone communications. Madeco has compensated for the low level of sales to the telecom sector by increased sales to durable goods manufacturers, distributors and the energy transmission and distribution sector. It is also attempting to developing a market in Brazil for specialty cables used in the construction of ships and oil drilling platforms.

      Changes in Capital Structure in 2004. On July 1, 2004, Madeco sold 138,956,755 shares (at Ch$41 per share) on the Santiago Stock Exchange, resulting in proceeds to Madeco of Ch$5,697 million (historic value). The shares represented the remaining unsubscribed and unpaid shares of the capital increase approved by Madeco's Board of Directors in 2002. As a result of the share placement, Madeco's total outstanding shares increased to 4,259,045,163 shares. Quinenco did not subscribe for additional shares and as a consequence, its interest in Madeco was reduced from 55.2% to 53.4%.

      During the last quarter of 2004, Madeco's key executives exercised certain of their stock options in accordance with the company's stock incentive program. Madeco's total outstanding subscribed and paid shares increased from 4,259,045,163 shares to 4,441,192,887 shares. As a result, Quinenco's interest in Madeco decreased from 53.4% to 51.2%.

      2002-2003 Capital Increase and Debt Restructuring. As a result of the material adverse effect on Madeco of the deep economic recession in Argentina and other adverse economic developments in the markets in which it operates, Madeco developed and implemented in 2002 and 2003 a refinancing plan to fortify its capital structure and improve its debt repayment capacity.

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

      On February 18, 2003, Madeco initiated a Ch$101,380 million (historic value) capital increase. On March 4, 2003, Quinenco directly and indirectly subscribed and paid for 2,058,353,792 shares for Ch$49,400 million (historic value). The voluntary offering period concluded on March 22, 2003. Subscribed and paid capital amounted to Ch$51,314 million (historic value), divided in 2,138,097,727 shares. Following the close of the pre-emptive rights offering period, Madeco initiated an exchange offer of its bonds for shares of its stock that concluded on March 31, 2003. Series A and Series C bondholders exchanged bonds for an amount equivalent to Ch$3,717 million (historic value), equivalent to 154,876,051 shares valued at Ch$24 per share.

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

      On August 20, 2003, in a public auction on the Santiago Stock Exchange, an additional 1,156,803,602 shares were sold for Ch$32,403 million (historic value), increasing total outstanding shares to 4,120,088,408. Quinenco did not subscribe to additional shares, and as a consequence, its interest in Madeco decreased to 55.2%. Total funds raised in the 2003 capital increase amounted to Ch$95,114 million (historic value). Proceeds were used to reduce liabilities and provide additional working capital for the company.

      Optical Fiber Joint Venture with Corning Inc. In June 2002, Madeco announced that it had been notified by Corning Inc., Madeco's joint venture partner in Optel, an optical fiber cable producer in Brazil and Argentina, of Corning Inc.'s desire to liquidate the joint venture. Madeco believed that Corning was attempting to unjustifiably terminate its agreements with Madeco and filed an arbitration suit against its partner to resolve the dispute.

      In November 2003, Madeco was notified that the arbitrators had resolved the dispute in favor of Corning. The arbitral decision provided for the termination of the investment agreement governing the joint venture, and as a result, Madeco did not consolidate Optel in its December 31, 2003 financial statements. In addition, Madeco recognized an impairment of Ch$4,917 million (historic value) in the fourth quarter of 2003 in order to reflect the decline in the value of its 50% equity share in Optel and costs associated with the ruling.

      On April 4, 2005, Madeco announced that it had reached an agreement with Corning International Corporation regarding their Brazilian joint venture subsidiary, Optel. Corning agreed to sell Madeco its 50% share in Optel for the nominal amount of R$1 (one Brazilian Real). See "Item 8. Financial Information - Legal Proceedings - Madeco". On the same date, Madeco announced that two of Optel's creditors in Brazil had agreed to accept US$2 million as full consideration for Optel's approximately US$7.3 million indebtedness with those creditors.

      Strategy. Madeco's current business plan is based on improvements in the marketing, production, and administrative areas of the company, with particular emphasis on the wire and cable business unit and its largest operation, Ficap in Brazil. Madeco's management is focused on the following areas:

      - increasing revenues through a reorganization of commercial activities in order to recover market share, development of export markets and coordination of commercial activities among subsidiaries;

      -     development of a specialty cable niche market in Brazil;

      - improvement in operating efficiencies in Madeco's production facilities by means of: efficient use of assets in each country, reductions in personnel and in overtime hours and reductions in manufacturing costs and scrap rates;

      - optimization of the level of selling, general and administrative expenses through austerity measures and synergies; and

      - Maximization of existing capacity utilization of existing assets, minimization of capital expenditures and disposal of assets.

      In 2004, Madeco's consolidated net sales were Ch$324,035 million, of which 51.3% corresponded to sales of wire and cable products, 25.9% to brass mills products, 8.9% to aluminum profile products, and 13.9% to flexible packaging products. Export sales amounted to Ch$76,646 million, accounting for 23.7% of consolidated sales in 2004. Export sales volume amounted to 35,097 equivalent tons, which represented 28.5% of the total 123,199 equivalent tons sold in 2004.

      The following table shows selected financial information of Madeco and its subsidiaries at or for the years ended December 31, 2002, 2003 and 2004:

              Madeco and subsidiaries

                                                                2002            2003           2004
                                                          ----------      ----------     ----------
                                                      (in millions of constant Ch$, except percentages)
Net sales:
       Wire and Cable.........................            Ch$135,712      Ch$113,289     Ch$166,271
       Brass Mills............................                58,555          57,581         84,026
       Aluminum Profiles......................                29,087          29,957         28,621
       Flexible Packaging ....................                41,963          42,780         45,117
                                                          ----------      ----------     ----------
              Total net sales.................            Ch$265,317      Ch$243,607     Ch$324,035
                                                          ==========      ==========     ==========
Operating income (loss):
       Wire and Cable ........................             Ch$(3,033)      Ch$(1,046)     Ch$10,495
         Brass Mills..........................                 1,101           1,484          8,158
        Aluminum Profiles.....................                 3,747           3,867          3,336
         Flexible Packaging...................                 2,330           3,338          3,187
                                                          ----------      ----------     ----------
             Total operating income (loss) ...              Ch$4,145        Ch$7,643      Ch$25,176
                                                          ==========      ==========     ==========
Non-operating results.........................               (49,247)        (22,571)       (14,301)
Income taxes                                                   1,452          (1,632)        (1,542)
Minority interest.............................                 2,068            (593)          (821)
                                                          ----------      ----------     ----------
Net income (loss) ............................            Ch$(41,582)     Ch$(17,153)      Ch$8,512
                                                          ==========      ==========     ==========

Total assets                                              Ch$391,482      Ch$362,518     Ch$342,910
Bank debt & bond obligations..................               223,342         150,188        119,254
Other liabilities.............................                65,410          61,072         65,143
Shareholders' equity..........................               102,730         151,258        158,513
Quinenco's effective economic interest .......                  53.4%           55.2%          51.2%

      The following table shows selected information regarding Madeco's plant facilities, installed capacity, and average utilization in 2004:

                                                                          Installed
                                                           Plant size     Production       Avg. Capacity
                                                           (in square    Capacity (in       Utilization
                                 Principal Use/Products     meters)     tons per year)       in 2004(1)
                                 -----------------------   ----------   -------------      -------------
Production facility
--------------------
Wire and Cable (2):
San Miguel, Chile.............   Copper cable                27,650         15,100               66%
Rio de Janeiro, Brazil........   Copper cable                58,000         20,760               32%
Sao Paulo, Brazil.............   Copper cable                28,300         29,100               83%
Lima, Peru....................   Copper/aluminum cable       49,150         13,560               78%
Lima, Peru ...................   Copper sulphates               770          6,600               49%
Llavallol, Argentina (3) .....   Copper/aluminum cable       18,162          2,400               17%
Quilmes, Argentina (3) .......   Copper/aluminum cable       39,850          4,800                5%
Brass Mills:
San Miguel, Chile.............   Pipes, bars & sheets        32,400         36,900               83%
Lo Espejo, Chile..............   Foundry                     21,500         78,200               70%
Quilpue, Chile................   Coin blanks & sheets        12,100          9,000               29%
Llavallol, Argentina (4)......   Copper sheets               30,112         10,120                0%
Llavallol, Argentina (4)(5)...   Foundry                      1,775         22,000                5%
Barracas, Argentina (4).......   Copper pipes                15,800          7,200               21%
San Luis, Argentina ..........   Foundry, brass products      3,450          3,700                0%
Flexible Packaging:
Santiago, Chile...............   Flexible packaging          16,600         15,200               79%
San Luis, Argentina...........   Flexible packaging           7,500          5,900               80%
Aluminum Profiles:
Santiago, Chile...............   Aluminum profiles           33,200         16,800               66%

______________________________
(1) Average Capacity Utilization: total real production output as a percentage of installed annual production capacity.

(2) Production and installed optical fiber production capacity of 1,000,000 kms and 300,000 kms in Brazil and Argentina, respectively, is not included in the above table.

(3) The Llavallol and Quilmes plants reinitiated wire and cable production on a limited, non-continuous basis in November 2004.

(4) The brass mills facility, in Barracas Argentina was partially reopened in September 2003 and the Llavallol foundry activities in November 2003.

(5) There is a significant increase in stalled production capacity in 2004 compared to 2003, due to the reopening of the plant at the end of 2003.

      The following table shows Madeco's sales volumes, in metric tons, by business segment, in 2002, 2003 and 2004:

Sales Volume (in metric tons):            2002          2003          2004
                                       -------       -------       -------
Wire & Cable (1)....................    60,415        53,923        62,866
Brass Mills.........................    29,353        30,360        33,319
Flexible Packaging .................    13,912        14,821        16,361
Aluminum Profiles...................     9,978        10,211        10,653
                                       -------       -------       -------
Total ..............................   113,658       109,315       123,199
                                       =======       =======       =======

Optical Fiber cables (in kms) (2) ..    65,452            --            --
                                       =======       =======       =======

Total equivalent tons...............   115,146       109,315       123,199
                                       =======       =======       =======

(1) Volume sales of the wire and cable unit in 2002, 2003 and 2004 include metal only. Figures presented above differ from those presented in Madeco's Annual Report on Form 20-F in 2002 due to a change in measurement standards. While volume sales calculations previously included metal and insulating material, Madeco is now including only metal used in the production of its wire and cable products.

(2) Total sales volume represented in tons include the conversion of optical fiber volume sales using the conversion rate of 1 ton=44 kilometers. Madeco did not consolidate Optel in 2003 and 2004.

      Wire and Cable Business Unit

      Madeco's principal activity is its wire and cable business, which accounted for 51.3% of consolidated sales in 2004. Madeco's wire and cable business expanded from Chile to Argentina in 1990, to Peru in 1994, and to Brazil in 1997. The Brazilian wire and cable operation, which in 2004 included the production and sale of copper and aluminum wire and cables, is Madeco's largest operation in this business segment with sales in 2004 of Ch$77,614 million, representing 46.7% of the total wire and cable segment sales of Ch$166,271 million in 2004. Madeco, through an investment in Optel, also has production facilities in Brazil and Argentina for the production of optical fiber cables.

      Madeco produces a wide variety of wire and cable products for the telecommunications, energy, mining, industry and construction sectors, the most generalized characteristics being: singular strand (wire) versus multiple, twisted strands (cable), bare or insulated and non-magnetic or magnetic strands. In addition to production facilities for the manufacturing of copper and/or aluminum wire and cable products in Chile, Brazil, Peru and Argentina, Madeco supplies the telecommunications, energy transmission and distribution, mining, general industry and construction sectors.

      Sales of the wire and cable business unit increased by 46.8% in 2004, mainly as a result of 25.9% higher average prices and a 16.6% increase in sales volumes. Average prices benefited from the rise in copper prices during the year, although the revaluation of the Chilean peso vis-a-vis the U.S. dollar partially offset sales of foreign subsidiaries. In general terms, sales were stimulated by the favorable economic conditions which prevailed in Madeco's main markets, particularly Brazil, Chile and Peru. Export sales accounted for 14.0% of the wire and cable unit's revenue in 2004.

        Madeco and subsidiaries                                  Wire and Cable Unit
                                                               2002         2003         2004
                                                         ----------   ----------   ----------
Revenues (in millions of constant Ch$) (1):
Chile...............................................      Ch$21,122    Ch$19,548     Ch$31,222
Brazil..............................................         73,230       56,039        77,614
Argentina (4).......................................          2,177        2,201         4,646
Peru................................................         18,817       20,929        29,454
Exports (2).........................................         20,366       14,572        23,335
                                                         ----------   ----------    ----------
Total...............................................     Ch$135,712   Ch$113,289    Ch$166,271
                                                         ==========   ==========    ==========

Sales Volume of Copper & Aluminum Cable
 (in metric tons) (3)
Chile...............................................          7,269        6,253         8,993
Brazil..............................................         32,722       28,135        31,394
Argentina...........................................          1,325        1,138         2,011
Peru................................................          6,123        7,799         8,663
Exports (2).........................................         12,976       10,598        11,805
                                                         ----------   ----------    ----------
Total...............................................         60,415       53,923        62,866
                                                         ==========   ==========    ==========

Sales Volume of Optical Fiber Cable (in kms) (1)
Chile...............................................          3,174           --            --
Brazil..............................................          2,128           --            --
Argentina...........................................          3,525           --            --
Peru................................................             72           --            --
Exports (2).........................................         56,553           --            --
                                                         ----------   ----------    ----------
Total...............................................         65,452           --            --
                                                         ==========   ==========    ==========

(1) Optical fiber cable sales are not included in 2003 and 2004 as Madeco did not consolidate Optel in its financial results.

(2) Exports for the wire and cable unit are considered to be all sales to customers in any country other than Chile, Brazil, Argentina and Peru.

(3) Volume sales of the wire and cable unit in 2002, 2003 and 2004 include metal only. Figures presented above differ from those presented in Madeco's Annual Report on Form 20-F in 2002 due to a change in measurement standards. Prior to 2003, calculations of sales included metal and insulating materials.

(4) Madeco's revenues in Argentina in 2002 and 2003 are the result of the marketing and selling of imported products from Brazil. In 2004, Madeco's revenues in Argentina are the result of the marketing and selling of both imported products from Ficap in Brazil and manufactured products from its Argentine subsidiary, Decker-Indelqui.

      Wire and Cable - Chile

      Madeco produces copper wires and cables in Chile. The Chilean operations accounted for 18.8% of the total wire and cable segment sales and 9.6% of total consolidated sales in 2004.

      Customers. Madeco has approximately 385 clients in Chile. In 2004, products were sold to durable goods manufacturers (50%), distributors (16%), energy transmission and distribution companies (14%), mining businesses (11%), telecom operators (8%) and others (1%). There was no significant concentration of sales made to any one client in 2004.

      Competition. The total market size of the wire and cable industry, (metal estimates only; does not include insulating materials) in Chile is estimated to be 25,801 metric tons as of December 31, 2004. Madeco estimates that its market share in Chile was 37% in 2004. Madeco has two main competitors in the Chilean wire and cable industry, Cocesa, a subsidiary of Phelps Dodge Corporation with an estimated market share of 27%, and Covisa, a local producer with an estimated market share of 16%. In addition, there are other domestic and international competitors in the Chilean market with market shares of 8% and 12%, respectively.

      Manufacturing facilities. Production is carried out in Madeco's plant facilities located in Santiago. Manufacturing activities are dedicated to the production of copper wire and cable products.

      Raw materials. Madeco purchases copper supplies for its wire and cable operations in Chile from two large Chilean mining companies, Codelco and Enami. Madeco purchases PVC from Petroquimica Colombiana and polyethylene from Borealis Compounds, LLC of the United States. Madeco has many suppliers for both plastic and rubber materials, and believes it is not dependent on any one supplier.

      Wire and Cable - Argentina

      Madeco's Argentine wire and cable operation are operated through its wholly-owned subsidiary Decker-Indelqui. Until early 2002, Madeco manufactured a wide variety of copper, aluminum and optical fiber wire and cable products in Argentina. At the beginning of the year 2002, as a consequence of Argentina's economic environment and political instability, the company suspended its Argentine wire and cable production operations. In late 2004, it reinitiated limited wire and cable production in Argentina on a sporadic basis. When levels of demand have the scale to operate efficiently and Madeco believes such levels are sustainable, it will increase its production. The Argentine operations accounted for 2.8% of wire and cable segment sales in 2004 and 1.4% of Madeco's consolidated sales.

      Customers. In 2004, Madeco's copper and aluminum wire and cable operation had approximately 234 clients in Argentina. Products were sold to distributors (50%), energy transmission and distribution companies (36%), durable goods manufacturers (9%) and exports and others (5%). There was no significant concentration of sales made to any one client in 2004.

      Competition. The total market size of the wire and cable industry in Argentina (metal estimates only; does not include insulating materials) is estimated to be 37,409 metric tons as of December 31, 2004. Madeco estimates that its market share in Argentina was 5% in 2004. Madeco's main competitors in the Argentine wire and cable industry are Pirelli (26%), Imsa (19%) and Cimet (12%). In addition, there are other domestic and international competitors in Argentina which have estimated market shares of 35% and 3%, respectively.

      Manufacturing facilities. Production facilities for copper and aluminum cables are located in Quilmes and Llavallol, on the outskirts of Buenos Aires. Due to the economic crisis in Argentina, production for cable and aluminum wire and cables was halted in 2002. Limited production was reinitiated in 2004 on a sporadic basis. Optel has production capacity of 300,000 kms. in Argentina, although its plant has only operated on a limited basis since 2002. Commercial activities are also conducted through imports from Madeco's Chilean and Brazilian operations.

Raw materials. In the past, Madeco's copper has been supplied for the Argentine operations from two large Chilean mining companies, Codelco and Enami. Aluminum is purchased from Aluar. Madeco purchases polyethylene from Borealis Compounds LLC of the United States. Madeco had many suppliers for both plastic and rubber materials.

      Wire and Cable - Brazil

      In Brazil, Madeco has operated in the copper and aluminum wire and cable segment through its wholly-owned subsidiary, Ficap, since 1997. The Brazilian operations accounted for 46.7% of wire and cable segment sales in 2004 and 24.0% of Madeco's consolidated sales.

      Customers. Madeco's copper and aluminum wire and cable operation had approximately 2,758 clients in Brazil in 2004. Products are sold to durable goods manufacturers (40%), distributors (24%), energy transmission and distribution companies (13%), telecom operators (5%) and others (18%). The largest customer, a Brazilian manufacturer, accounted for 8.9% of total wire and cable segment sales in 2004.

      Competition. The total market size of the wire and cable industry in Brazil (metal estimates only; does not include insulating materials) is estimated to be 192,000 metric tons as of December 31, 2004. Madeco estimates that its market share in Brazil was 16% in 2004. Madeco's main competitors in the Brazilian wire and cable industry are Pirelli (18%) and Phelps Dodge (11%). In addition, there are many other domestic and international competitors in Brazil, which have estimated market shares of 54% and 1%, respectively.

      Manufacturing facilities. Madeco has three plant facilities in Brazil, a copper cable and an optical fiber cable plant in Rio de Janeiro, a copper cable plant in Sao Paulo and an aluminum plant in Bahia. For efficiency reasons, production of aluminum cables is currently only being carried out at the Sao Paolo and Rio de Janeiro plants. Optel has production capacity of 1,000,000 kms. in Brazil, although its plant did not engage in production activities in 2004.

      Raw materials. Most of the Brazilian operations' copper requirements are purchased from Caraiba Metais, the main local supplier, and the remainder is supplied by Madeco's Chilean and Peruvian operations. Aluminum is purchased from Companhia Brasileira de Aluminio, a large local supplier in Brazil. PVC is acquired from Karina Ind. Com. Plasticos and Dacarto Benvic S/A. Polyethylene is purchased from Borealis Compounds LLC of the United States. Madeco has many suppliers for both plastic and rubber materials, and believes it is not dependent on any one supplier.

      Wire and Cable - Peru

      In Peru, Madeco produces a variety of copper and aluminum wire and cable products, excluding plastic insulated aluminum products. The Peruvian operations of the wire and cable segment accounted for 17.7% of wire and cable segment sales and 9.1% of consolidated sales in 2004. In Peru, Madeco operates in the copper and aluminum wire and cable segment through its subsidiary, Indeco.

      Customers. Madeco's copper and aluminum wire and cable operation had approximately 1,124 clients in Peru in 2004. Products are sold to distributors (21%), energy transmission and distribution companies (9%), telecom operators (10%), retailers (5%), durable goods manufacturers (6%), mining

(4%) and exports and others (45%). There was no significant concentration of sales made to any one client in Peru in 2004.

      Competition. The total market size of the wire and cable industry in Peru (metal estimates only; does not include insulating materials) is estimated to be 13,386 metric tons as of December 31, 2004. Madeco estimates that its market share in Peru was 65% in 2004. Madeco's main competitors in the Peruvian wire and cable industry are Ceper (7%) and Celsa (9%). In addition, there are other domestic and international competitors with estimated market shares of 7% and 12%, respectively.

      Manufacturing facilities. Manufacturing activities of copper and aluminum wire and cable products are carried out in Indeco's plant, located in Lima.

      Raw materials. The main raw material, copper, is purchased from three main suppliers, Southern Peru Copper Corporation, BHP Billiton Tintaya S.A. and Sociedad Minera Cerro Verde. Aluminum is purchased from Aluar and Siderugica del Norte. PVC is purchased from Petroquimica Colombiana S.A. Polyethylene is purchased from Borealis Compounds LLC of the United States. Madeco has many suppliers for both plastic and rubber materials, and believes it is not dependent on any one supplier.

      Brass Mills Business Unit

      Sales of the brass mills segment amounted to Ch$84,026 million, accounting for 25.9% of Madeco's consolidated sales in 2004. Madeco has been operating in the brass mills business in Chile since 1944. Business expanded from Chile to Argentina in 1994 and brass mill operations in Argentina have been conducted through Madeco's subsidiary, Decker-Indelqui. As a consequence of Argentina's unstable economic and political environment, Madeco halted its brass mills production in Argentina in early 2002. As a result of a gradual recovery of the Argentine market, in 2003, Madeco partially reopened certain of its brass mills production operations at the Barracas plant and smelting production at the Llavallol facility and is also currently supplying the Argentine market through imports from subsidiaries in Chile and Brazil. Madeco currently intends to expand its brass mills operations in Argentina when levels of demand have the scale to operate efficiently and when Madeco believes such levels are sustainable.

      Madeco's brass mills business unit is composed of: (1) pipes, bars and sheets and (2) coin blanks and minted coins. Pipes, bars and sheets are manufactured in Chile and in Argentina from copper, copper alloys, brass and aluminum and are used by other industrial firms and in the construction sector. Madeco, through its Chilean subsidiary, Armat, also produces coin blanks and minted coins in Chile. Madeco's brass mills products are sold in 27 countries with exports accounting for 55.9% of total sales revenue and 62.9% of total sales volume of the brass mills business unit in 2004.

      Sales of the brass mills business unit increased by 45.9% in 2004, mainly attributable to a 51.1% increase in the sales of the pipes, bars and sheets unit as a result of 33.0% higher average prices and a 12.8% increase in volume sold in Chile and Argentina. Prices benefited from the rise in copper prices which were transferred to customers. Additionally, coin blank sales increased, further contributing to the growth in this business. Higher average prices of coin blanks more than offset the decline in sales volume experienced during the year as a result of excess supply on a worldwide basis following the debut of the euro in 2002. The increase in revenues in 2004 was partially offset by the effect of the appreciation of the Chilean peso against the U.S. dollar on revenues from foreign subsidiaries and exports.

           Madeco and subsidiaries                                    Brass Mills Unit
                                                                 2002         2003         2004
                                                            ---------    ---------    ---------
Revenues (in millions of constant Ch$):
Pipes, Bars and Sheets
Chile....................................................   Ch$18,799    Ch$19,918    Ch$30,373
Argentina................................................       2,750        4,195        5,930
Exports (1)..............................................      26,612       26,498       40,153
                                                            ---------    ---------    ---------
Total Pipes, Bars and Sheets.............................   Ch$48,161    Ch$50,611    Ch$76,456

Coins
Chile....................................................    Ch$1,285       Ch$645       Ch$729
Exports (2)..............................................       9,109        6,325        6,841
                                                            ---------    ---------    ---------
Total Coins..............................................   Ch$10,394     Ch$6,970     Ch$7,570
                                                            ---------    ---------    ---------
Total Brass Mills Unit                                      Ch$58,555    Ch$57,581    Ch$84,026
                                                            =========    =========    =========

Sales Volume of Pipes, Bars and Sheets (in metric tons)
Chile....................................................       8,494        9,134        9,622
Argentina................................................       1,113        2,318        2,631
Exports (1)..............................................      16,164       15,923       18,618
                                                            ---------    ---------    ---------
Total....................................................      25,771       27,375       30,871
                                                            =========    =========    =========

Sales Volume of Coins (in metric tons)
Chile....................................................          92           71           97
Exports (2)..............................................       3,490        2,914        2,351
                                                            ---------    ---------    ---------
Total....................................................       3,582        2,985        2,448
                                                            =========    =========    =========

______________________
(1) Exports for the pipes, bars and sheets sub-unit are considered to be all sales to customers in any country other than Chile and Argentina.

(2) Exports for the coins sub-unit are considered to be all sales to customers in any country other than Chile.

      Brass Mills - Pipes, Bars and Sheets

      Sales of the pipes, bars and sheets sub-unit, which includes the manufacturing of pipes, bars, bus bars and sheets in copper, copper alloy, brass, aluminum and aluminum alloy amounted to Ch$76,456 million in 2004, accounting for 91.0% of the total brass mills business unit's sales and 23.6% of consolidated sales in 2004. Sales in Chile accounted for 39.7% of pipes, bars and sheets revenue in 2004, sales in Argentina accounted for 7.8%, and exports accounted for 52.5%.

      Customers. In 2004, Madeco had 370 customers in Chile, 535 in Argentina and 149 customers in its export markets. The largest customer, a brass mills products distributor in Austria, accounted for 29.2% of the total pipes, bars and sheets sales in 2004. In Chile, pipes, bars and sheets are sold to retailers and distributors (68%), durable goods manufacturers (12%), mining (8%), electric appliance manufacturers (4%), aluminum manufacturers (2%), and others (6%). In Argentina, pipes, bars and sheets are sold to retailers and distributors (48%), durable goods manufacturers (23%), construction companies (17%) and exporters and others (12%).

      Competition. Madeco estimates that the total market size for pipes, bars and sheets was approximately 17,407 metric tons in Chile and 17,773 metric tons in Argentina, as of December 31, 2004. Madeco estimates that it has a 61% market share in Chile and a 14% market share in Argentina. There are three main competitors in the Chilean pipes, bars and sheets market, including Cembrass (4%), Conmetal (9%) and Offermanns (2%). In addition, there are international competitors in the Chilean pipes, bars and sheets market, which have estimated market shares of 24%. There are four main competitors in the Argentine pipes, bars and sheets market, including Pajarbol-Cembrass (15%), Sotyl (13%), Vaspia (7%) and Quimetal (7%). In addition, there are other domestic and international competitors in the Argentine pipes, bars and sheets market, which have estimated market shares of 33% and 11%, respectively.

      Manufacturing facilities. Manufacturing activities of pipes, bars and sheets are carried out in Chile at Madeco's plant located in San Miguel, near Santiago. In addition, Madeco has a smelting facility in Lo Espejo, near Santiago. Manufacturing in Argentina, which was halted in early 2002, was carried out in three brass mills facilities in Argentina, in San Luis, Llavallol and Barracas. The manufacturing plant at Barracas was partially reopened in September 2003 and the smelting facility at Llavallol in November 2003.

      Raw materials. The primary raw materials used in the production of pipes, bars and sheets are copper, aluminum, zinc, nickel and tin. Copper supplies are purchased for both Argentina and Chile from two large Chilean mining companies, Codelco and Enami. In 2004, Madeco obtained most of its aluminum requirements from Aluar in Argentina. Zinc is purchased from two Peruvian suppliers, Doe Run Peru and Cajamarquilla.

      Brass Mills - Coin Blanks and Minted Coins

      Sales of the coins sub-unit, which includes the manufacture of coin blanks and minted coins, amounted to Ch$7,570 million in 2004, accounting for 9.0% of the total brass mills business unit's sales and 2.3% of consolidated sales in 2004. Sales in Chile accounted for 9.6% of coins revenue in 2004 and exports accounted for 90.4% of coins revenue. In spite of a reduction of 18% in the volume sold associated with a world glut following the launching of the euro in 2002, sales of coins and coin blanks increased by 8.6% in 2004, mainly attributable to higher average prices. The rise in coin blank prices was due to the increase in metal prices during the year.

      Coin blanks and minted coins are produced by Madeco's wholly-owned Chilean subsidiary, Armat. Production involves the use of four copper-based alloys. The exact alloy mix is determined according to customer specifications.

      Customers. The company's largest customers in 2004 were the Treasury Department of Thailand, which accounted for 34% of total coin sales, the National Bank of Denmark, which accounted for 20% and the Argentine Mint, which accounted for 15%.

      Raw materials. Madeco purchases its copper supplies from Codelco and Enami, and most of its aluminum requirements from Aluminios Argentinos (Aluar) in Argentina. Zinc is principally purchased from two Peruvian suppliers, Roe Run Peru and Cajamarquilla.

      Flexible Packaging Business Unit

      Sales of the flexible packaging business unit amounted to Ch$45,117 million in 2004, accounting for 13.9% of Madeco's 2004 consolidated sales. Madeco is a manufacturer of printed flexible packaging for use in the packaging of consumer products. It also produces aluminum foil and plastic wrap for both commercial and home use. Madeco participates in the flexible packaging industry in Chile through its subsidiaries, Alusa and Alufoil. In Argentina, Madeco has operated since 1993 through its subsidiary, Aluflex. Additionally, Madeco owns a 19% stake in two manufacturers in Peru, Peruplast and Tech Pack, respectively, which together comprise the largest flexible packaging operation in that country. Export sales of the flexible packaging business unit amounted to Ch$6,317 million, accounting for 14.0% of total unit sales.

      In 2004, sales of the flexible packaging segment increased by 5.5% compared to 2003, mainly due to an increase of 5.1% , 13.2% and 34.3% in the volume sold in Chile, Argentina and to export markets, respectively. The increase in revenues was partially offset by the effect of the appreciation of the Chilean peso vis-a-vis the U.S. dollar and lower average selling prices in U.S. dollars.

                    Madeco and subsidiaries                              Flexible Packaging Unit
                                                                        2002          2003         2004
                                                                   ---------    ----------    ---------
   Revenues (in millions of constant Ch$):
Chile ..........................................................   Ch$27,272     Ch$28,191    Ch$28,786
Argentina ......................................................      10,161         9,401       10,014
Exports (1) ....................................................       4,530         5,188        6,317
                                                                   ---------    ----------    ---------
Total ..........................................................   Ch$41,963     Ch$42,780    Ch$45,117
                                                                   =========    ==========    =========

Sales Volume (in metric tons)
Chile ..........................................................       9,319         9,674       10,171
Argentina ......................................................       3,222         3,417        3,867
Exports (1) ....................................................       1,371         1,730        2,323
                                                                   ---------    ----------    ---------
Total ..........................................................      13,912        14,821       16,361
                                                                   =========    ==========    =========

(1) Exports for the flexible packaging unit are considered to be all sales to customers in any country other than Chile and Argentina.

      Flexible Packaging - Chile

      Sales of the Chilean flexible packaging operations amounted to Ch$28,786 million, accounting for 63.8% of total flexible packaging segment sales and 8.9% of Madeco's consolidated sales in 2004.

      Customers. The Chilean flexible packaging operations have 95 customers, including national and international consumer product manufacturers. Exports from Chile and Argentina are made to approximately 45 customers.

      Competition. Madeco estimates that the total market in Chile for flexible packaging products was 39,931 metric tons in 2004. Madeco estimates that it has a market share in Chile of approximately 26%. The main competitor in the Chilean flexible packaging market is Edelpa, which had an estimated market share of 31% in 2004. In addition, other competitors in the Chilean market have an estimated 43% market share.

      Manufacturing facilities. Manufacturing in Chile is carried out in two plant facilities located near Santiago.

      Raw materials. Madeco's plastics suppliers include Vitopel, Terphane, Dow Chemical and Sigdopack. Madeco currently purchases approximately 39% of its plastic raw material requirements from these suppliers. Madeco obtains most of its aluminum requirements from Aluar and Hydro Aluminum Deutschland GMBH. Ink is purchased from Sun Chemical and Flint Ink. Paper is purchased from suppliers in Chile, Brazil, Italy, Finland and Sweden. Madeco purchases its various adhesives from Henkel and Rhom & Hass.

      Flexible Packaging - Argentina

      Sales of the Argentine flexible packaging operations amounted to Ch$10,014 million, accounting for 22.2% of total flexible packaging segment sales in 2004.

      Customers. The Argentine flexible packaging operations have approximately 30 customers. Exports from Chile and Argentina are made to approximately 45 customers.

      Competition. Madeco estimates that the total market in Argentina for flexible packaging products was approximately 56,813 metric tons in 2004. Madeco believes that the Argentine market for flexible packaging products is highly fragmented. Based on its own internal analysis, Madeco estimates that its market share is probably around 8% and that its four main competitors in Argentina have a combined 40% market share as of December 31, 2004.

      Manufacturing facilities. Manufacturing activities are carried out in Argentina at a plant facility located in San Luis.

      Raw materials. Madeco's plastics suppliers include Vitopel, Terphane, Dow Chemical and Sigdopack. Madeco currently purchases approximately 39% of its plastic raw material requirements from these suppliers. Madeco obtains most of its aluminum requirements from Aluar and Hydro Aluminum Deutschland GMBH. Ink is purchased from Sun Chemical and Flint Ink. Paper is purchased from suppliers in Chile, Brazil, Italy, Finland and Sweden. Madeco purchases its various adhesives from Henkel and Rhom & Hass.

      Aluminum Profiles Business Unit

      Sales of the aluminum profiles segment amounted to Ch$28,621 million in 2004, accounting for 8.9% of Madeco's 2004 consolidated sales. Madeco is the sole Chilean manufacturer of aluminum profiles, the foundation of window frames and doorframes. In addition, it produces profiles which are used in the manufacture of industrial durable goods such as refrigerators and ovens. Between 1991 and early 2002, Madeco also operated in the curtain wall installation business, which involved the engineering and installation of curtain walls in large commercial real estate projects. In early 2002, as part of a strategic decision, Madeco exited from this business.

      Madeco operates in the aluminum profiles segment through its subsidiary, Indalum. Through Indalum, Madeco also owns Alumco, the largest Chilean aluminum profiles distributor. Madeco also distributes aluminum profiles in Bolivia through its proprietary company, Distribuidora Boliviana.

      Sales of the aluminum profiles segment decreased by 4.5% in 2004. In general terms, imported products put downward pressure on prices, which led to the decline in sales, in spite of a 4.3% increase in volumes sold during the year.

                    Madeco and subsidiaries                            Aluminum Profiles
                                                                   2002          2003         2004
                                                              ---------    ----------    ---------
   Revenues (in millions of constant Ch$):

Aluminum profiles ......................................      Ch$27,652     Ch$28,811    Ch$28,621
Exports ................................................          1,435         1,146           --
                                                              ---------    ----------    ---------
Total ..................................................      Ch$29,087     Ch$29,957    Ch$28,621
                                                              =========    ==========    =========

Sales Volume (in metric tons)
Aluminum profiles ......................................          9,978        10,211       10,653
Exports ................................................             74            --           --
                                                              ---------    ----------    ---------
Total ..................................................          9,978        10,211       10,653
                                                              =========    ==========    =========

      Customers. In 2004, the aluminum profiles operation had approximately 50 active customers, of which 12 were distributors for Madeco. In 2004, Madeco's main customers in the aluminum profiles segment were retailers (19%), independent distributors (54%), construction companies and durable goods manufacturers (24%), distribution offices in Bolivia (2%) and exporters and others (1%).

      Competition. The size of the aluminum profiles market in Chile was estimated to be 14,441 metric tons per year as of December 31, 2004. Madeco estimates that it had a 71% market share in the aluminum profiles segment in Chile, and that its main competitor, Alcoa, had a 15% market share in 2004. International aluminum profiles manufacturers also compete in Chile through imported products with an estimated market share of 14%.

      Manufacturing facilities. Manufacturing activities are carried out in Chile at a plant facility located in San Bernardo, on the outskirts of Santiago.

      Raw Materials. Aluminum, which represents approximately 70% of the cost of raw materials used in the production of aluminum profiles, is purchased from Aluar.

      Government Regulations. Madeco is subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safe conditions in manufacturing plants.

      Madeco's operations are subject to both national and local regulations relating to the protection of the environment. The fundamental environmental law in Chile is the Health Code, which establishes minimum health standards and provides for regulation of air and water quality and sanitary landfills. Since 1982, the Ministerio de Salud ("Chilean Health Ministry") and the Ministerio Secretaria General de la Presidencia ("Ministry of the General Secretary of the Presidency of Chile") have issued regulations applicable to the control of pollution in the Santiago Metropolitan Region, which provide that, in cases of emergency due to high levels of air pollution, the Secretaria Regional Ministerial de Salud ("Regional Health Ministry") has the authority to order the temporary reduction of the activities of companies in the region that produce particles and gas emissions. According to Decree No.16 (issued in 1998), which establishes a contamination prevention and atmospheric decontamination plan for the Santiago metropolitan region, in emergency situations, the Regional Health Ministry can order the reduction or even the suspension of activities of those companies classified as producing the highest level of particles and gas emissions. Since Decree No.16 was issued, emissions from Madeco's plants have remained below those that require the Regional Health Ministry to suspend production activity. Consequently, since Decree No.16 was issued, Madeco has not been required to reduce or halt its normal production activity.

      The regulation of matters relating to the protection of the environment is not as well developed in Chile, Argentina, Brazil and Peru as in the United States and certain other countries. Accordingly, Madeco anticipates that additional laws and regulations will be enacted over time with respect to environmental matters. While Madeco believes that it will continue to be in compliance with all applicable environmental regulations of which it is now aware, there can be no assurance that future legislative or regulatory developments will not impose restrictions on the company that would be material or that would have a material adverse effect on Madeco's financial position and results of operations.

      Real Estate Development - Habitaria

      Since 1998, Quinenco has owned a 50% equity interest in Habitaria, a developer of residential real estate for Chilean families in the middle-income and upper middle-income segments. Habitaria was formed in June 1998 through a joint venture between the Company and Ferrovial Inmobiliaria Chile Ltda. ("Ferrovial"), an indirect subsidiary of Ferrovial S.A. (listed on the Madrid Stock Exchange), which is among the three largest construction firms in Spain. Quinenco and Ferrovial jointly control Habitaria through a shareholders' agreement. The Company does not consolidate Habitaria's results, which are accounted for as an equity-method investment. In 2004, Habitaria reported a net loss of Ch$8,609 million, of which Ch$4,305 million corresponded to Quinenco's proportional share.

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

      Habitaria was originally formed with the objective of becoming a leading residential real estate developer, capitalizing on the experience that Ferrovial has gained in Spain as a developer of residential real estate with a brand-oriented, customer-focused strategy. Although the shareholders' agreement between Quinenco and Ferrovial allows for the possibility of expansion to other countries in South America, it is expected that Habitaria will confine its activities to developing and selling the remaining phases of existing projects in the Chilean market.

      As a real estate developer, Habitaria purchases land, supervises the design and construction of residential projects, secures financing for the projects, and markets and sells the projects to consumers. Before financing costs, projects cost between US$14.7 million and US$35.2 million, on average, to develop and construct. Habitaria's middle-class apartment units are priced between UF960 (approximately US$29,700) and UF2,610 (approximately US$80,600) depending on the number of bedrooms, the quality of finishings, and the location. Units targeted towards the upper-middle-class segment are priced between UF2,690 (approximately US$83,100) and UF9,800 (approximately US$302,800) depending on the number of bedrooms and the location. Habitaria's middle-class houses are priced between UF1,790 (approximately US$55,300) and UF5,100 (approximately US$157,600) and upper-middle-class houses between UF3,290 (approximately US$101,700) and UF5,870 (approximately US$181,400).

      As of December 2004, Habitaria has seven projects under development, of which six are located in the greater Santiago metropolitan region and one is located in Valparaiso, the most important port city in Chile.

      In 2004, 187 units were delivered to their owners and an additional 45 units were pre-sold for future delivery. Stock as of December 31, 2004 included 135 finished units. Sales revenue or revenue from deposits is only recognized as income for a given period when a legally binding sales agreement has been executed.

      The following table contains selected financial information of Habitaria at or for the years ended December 2002, 2003 and 2004:

                     Habitaria                               2002               2003                2004
                                                        ---------          ---------          ----------
                                                        (in millions of constant Ch$, except percentages)
Net revenues...................................         Ch$23,817          Ch$18,518           Ch$12,172
Gross margin...................................             3,838              2,185               1,836

Operating income...............................             1,444                 51              (1,310)
Non-operating results..........................              (477)              (761)             (7,320)
Income taxes...................................               (37)                21                  21
                                                        ---------          ---------          ----------
Net income (loss)..............................            Ch$930            Ch$(689)          Ch$(8,609)
                                                        =========          =========          ==========

Total assets...................................            48,593             36,351              21,862
Bank debt......................................            27,283             16,756              11,134
Other liabilities..............................             3,306              2,280               2,022
Shareholders' equity...........................            18,004             17,315               8,706
Quinenco's effective economic interest.........                50%                50%                 50%

      Competition. The Chilean real estate development industry is fragmented, with no developer controlling a significant share of the residential market. Therefore, Habitaria competes with a variety of real estate developers, the largest of which include Socovesa, ENACO, Almagro, Penta, Inmobiliaria Manquehue and Geosal, among others. According to information provided by the private market research firm, Collect, Habitaria estimates that in 2004 it had an approximate 1.6% share of unit sales of homes and a 0.4% share of unit sales of apartments of the real estate development industry in the greater Santiago metropolitan area.

      According to information provided by the Camara Chilena de la Construccion (the Chilean Construction Association), Habitaria estimates that in 2004 it had an approximate 6.9% share of unit sales of homes and a 1.4% share of unit sales of apartments of the real estate development industry in those communities where it has projects. For the effect of calculating market share, a unit is considered sold once the buyer has signed a preliminary sales agreement.

      Sensitivity to Economic Activity. Habitaria expects that its operations will continue to be sensitive to Chile's economic cycles. The real estate industry recovered significantly during 2004, registering the highest level of sales since 1981 in terms of revenue, and the highest level in volume terms since 1996. According to projections of the Chilean Construction Association, sales of the real estate industry in Chile should continue strong in 2005, although inferior to those registered in 2004.

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

C.  Organizational Structure

      The following table shows the percentage interests directly and indirectly owned by Quinenco in each of its main businesses as of December 31, 2004:

                                                               Percentage of Economic Interest
                                                                     Owned by Quinenco
                                                        ------------------------------------------------
                                                                    At December 31, 2004
                                                        ------------------------------------------------
                                                         Country of        Economic        Control Of
                                                        Incorporation      Ownership      Voting Shares
                                                        -------------      ---------     ---------------
Financial
            Banco de Chile (1).................             Chile               29.9%               53.5%
Food and Beverage
            Indalsa ...........................             Chile               97.0%               97.0%
            CCU ...............................             Chile               30.8%               30.8%
Telecommunications
            Telefonica del Sur.................             Chile               73.7%               73.7%
            Entel..............................             Chile                5.7%                5.7%
Manufacturing
            Madeco ............................             Chile               51.2%               51.2%
Real Estate/Hotel Administration
            Hoteles Carrera....................             Chile               90.0%               93.5%
            Habitaria..........................             Chile               50.0%               50.0%

____________________
(1)   Economic ownership information corresponds to dividend rights.

D. Property, Plant and Equipment

      Quinenco's principal executive offices are located in Santiago at Enrique Foster Sur 20, Floor 14, Las Condes, and occupy approximately 2,400 square meters of office space owned by Quinenco.

      Madeco's headquarters are located in Santiago, in a building containing approximately 3,524 square meters of office space. In addition, Madeco owns plants, warehouses and office space occupying a total of approximately 423,219 square meters in various locations in Chile, Argentina, Peru and Brazil. In Chile, Madeco owns plants, warehouses and office space in and around Santiago. In Argentina, Madeco owns plants in the Greater Buenos Aires area, San Luis and Llavallol. In Peru, Madeco owns plants and offices in Lima. In Brazil, Madeco owns production plants in Sao Paulo and Rio de Janeiro and Bahia.

      Telefonica del Sur has its own headquarters in the city of Valdivia (approximately 520 miles south of Santiago). In addition, Telefonica del Sur owns office space, switch sites and customer service facilities in most of the cities in Regions VIII, IX, X and XI, particularly in major cities such as Puerto Montt, Coyhaique, Osorno, Temuco and Concepcion.

      Indalsa's main operations were sold on March 31, 2004. Following the sale, Indalsa's remaining assets include assets in liquidation in Peru and Chile.

      CCU's headquarters are located in Santiago. In addition, CCU owns and leases manufacturing plants and warehouses in various locations in the Santiago Metropolitan Region and throughout Chile. In Argentina, CCU owns and leases manufacturing plants, warehouses, commercial offices and vineyards in various locations, including the Greater Buenos Aires areas.

      Banco de Chile owns an approximately 65,000 square meter building and the underlying land located in Santiago that serves as executive offices for the bank and most of its subsidiaries. In addition, it owns a 15,000 square meter building in Santiago where the remainder of its executive offices are located. As of December 31, 2004, Banco de Chile owned the properties of 129 full service branches (approximately 103,400 square meters of office space). It leases office space for the remaining 95 full service branches and for the New York branch and Miami agency, as well as representative offices. The bank also owns properties throughout Chile for back office and administrative operations including document storage facilities as well as a 140,000 square meter recreational facility for employee use.

      Habitaria's headquarters are currently located in Santiago, in 270 square meters of leased office space. The lease expires in May 2006.

      For further information on future investments in property, plant and equipment, see Note 10 to the Consolidated Financial Statements and "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

Item 5. Operating and Financial Review and Prospects

Executive Overview

      The Company is one of the largest diversified companies engaged in the industrial and services sectors in Chile. It has invested in four main sectors of the economy: financial services; food and beverage; telecommunications and manufacturing. In addition, Quinenco holds investments in real estate development, among other sectors.

      The Company conducts its operations through various consolidated subsidiaries (in which, in certain cases, minority shareholders hold significant interests), and through significant equity investments in certain other companies. The Consolidated Financial Statements as of December 31, 2004 consolidate the results of Madeco, Telefonica del Sur, Indalsa and Carrera, although following the sale of Lucchetti Chile in 2004 and the Santiago Hotel Carrera in 2003, the results of Indalsa and Carrera are no longer relevant to the consolidated results of the Company. The Company's majority-owned investment in Banco de Chile, and its equity investments in CCU, Entel and Habitaria are accounted for under the equity method, and the Company's share of the net income (or loss) thereof is included under the caption "Non-operating results" in the Company's income statement.

      The Company's consolidated net income for any period depends on: (i) the income (or loss) generated by Quinenco and its consolidated subsidiaries, (ii) the income (or loss) generated by the companies accounted for under the equity method and Quinenco's economic interest in each such company, (iii) dividends from other investments accounted for by the cost method and (iv) the income (or loss) generated by Quinenco on the sale of investments.

      As a holding company, Quinenco's income and cash flow and its ability to pay debt obligations and dividends depends primarily upon the receipt of dividends and other capital distributions from its subsidiaries, equity investments, other investments accounted for under the cost method and related companies and, to a certain extent, on the periodic sale of investments. The payment of dividends by such subsidiaries, equity investments and related companies is in certain instances subject to restrictions and is contingent upon their earnings and cash flows.

      As of December 31, 2004, investments in the financial services sector, represented by Quinenco's controlling interest in Banco de Chile, made up approximately 64% of Quinenco's total investments and 60% of total assets at the corporate level. Due to the importance of Quinenco's investments in the financial services sector, Quinenco's level of income from dividends and participation in net income will depend, to a large extent, on results from this investment. In addition, the food and beverage sector investment, CCU, also contributes significantly to Quinenco's level of income from dividends and participation in net income. For further information regarding these entities, whose results are not consolidated in the Company's financial statements under Chilean GAAP, see Banco de Chile's and CCU's respective Annual Reports on Form 20-F for the fiscal year ended December 31, 2004.

      The Banco de Chile acquisition in 2001 involved significant cash outlays, which were financed with debt. Although the initial debt incurred in connection with the acquisition has been partially reduced through sales of non-strategic assets, dividend income and other resources, the Company will continue to incur interest expense associated with the remaining debt until its level is reduced, either by payments at scheduled amortization dates or through the sale of non-strategic assets. In addition, in connection with the acquisition of Banco de Chile, the Company recognized goodwill in the amount of Ch$247,779 million (historic value). The goodwill is being amortized over a period of 20 years, in accordance with Chilean GAAP and the related expense will represent a charge to income in future periods.

      The Company's lines of business and results of operations are, to a large extent, dependent on the overall level of economic activity and growth in Chile. Of the total aggregate revenues of the Company's main operating companies (excluding Banco de Chile), which amounted to Ch$803,149 million in 2004, approximately 78% were from operations in Chile. In addition, Banco de Chile mainly operates in Chile, deriving approximately 98% of its net income from domestic operations. In addition to Chile, Madeco is dependent on the overall level of economic activity and growth in Brazil, Argentina and Peru, and CCU is dependent on the overall level of economic activity in Argentina.

      Until March 2004, the Company provided food production and distribution through the interest it held in Indalsa. Indalsa's main operations have been discontinued following the sale of its Argentine operations in 2001, the forced closure of its Peruvian plant in early 2003 and the sale of its Chilean operation in the first quarter of 2004. Indalsa's 2003 consolidated sales amounted to Ch$60,593 million and corresponded almost entirely to sales of Lucchetti Chile. Lucchetti Chile, which produced pastas, creams and soups and represented approximately 85% of Indalsa's consolidated assets, was sold on March 31, 2004 to a local food company for Ch$11,400 million (net of financial debt). Indalsa reported a gain on sale (net of contingency provision) of Ch$2,946 million in connection with the disposal in 2004. Following the sale, Indalsa's remaining assets include assets in liquidation in Peru and Chile and a 50% interest in a small cookie and candy producer acquired in 2004. As a result of the discontinuation of its main activities, Indalsa's result of operations are no longer significant to the Company.

      Quinenco has no further plans to develop its interest in the hotel administration business, following the sale of the Hotel Carrera to the Chilean government in 2003 and the non-renewal of the leases on the three hotels it operated in the north of Chile in 2004. Although it has one remaining hotel, a small four-star hotel in the city of Concepcion, it is not expected to be used as a platform for further investment.

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

      OVERVIEW OF 2004 RESULTS OF OPERATIONS

      Consolidated revenues grew by Ch$16,197 million or 4.4% to Ch$382,511 million in 2004 compared to Ch$366,314 million in 2003, mainly due to a Ch$80,428 million increase in sales corresponding to Madeco's operations, related to the recovery of its main markets and strong demand for cable and brass mill products. The increase in consolidated revenues was partially offset by the divestment of Lucchetti Chile in early 2004, which resulted in a reduction of Ch$59,503 million in revenues when compared to 2003.

      Operating income reached Ch$27,197 million in 2004, an increase of 108.2%, entirely attributable to Madeco's operations, which benefited from increased sales, better production efficiency and stable SG&A expenses. The increase in operating income was partially offset by the divestment of Lucchetti Chile in early 2004, which represented a decline of Ch$3,295 million compared to 2003.

      Quinenco reported net non-operating income of Ch$4,836 million, compared to net non-operating income of Ch$24,293 million in 2003. The variation between the two years is largely explained by a one-time arbitration settlement payment received from Quinenco's former partners in IRSA, the company which controls 61.6% of CCU, which increased non-operating results by an additional Ch$36,936 million in 2003.

      2004 non-operating results benefited from a 20.4% reduction in interest expense, following the sale of Lucchetti Chile at the beginning of the year as well as lower interest expense at Madeco, Telefonica del Sur and the holding level, due to reduced debt levels and lower prevailing interest rates. In addition, a reduction in other non-operating expenses also contributed to 2004 non-operating performance.

      Income from equity investments (net) totaled Ch$58,469 million, mainly due to the results obtained from Quinenco's investment in Banco de Chile and CCU, which grew by 6%, the effect of which was partially offset by Quinenco's proportional share of a net loss from Habitaria amounting to Ch$4,305 million, which resulted from the write-down of several real estate development projects to their net realizable value.

      Net income reached Ch$23,353 million compared to Ch$38,637 million reported in 2003, a reduction of 39.6%. The reduction in net profit was mainly attributable to the aforementioned absence of non-recurring gains in 2004, the effect of which was partially offset by the increase in operating income and lower non-operating expenses and interest expense reported during the period.

      Cash flow from dividends amounted to Ch$49,052 million in 2004, which is lower than the Ch$76,417 million received in 2003. Although this represents a decline of 36% compared to 2003, it is worth mentioning that dividends received in 2003 included an extraordinary dividend from CCU of Ch$53,106 million. After adjusting for the effect of the 2003 extraordinary dividend, on a comparative basis dividend cash flow in 2004 increased by 110%, mainly attributable to the 147% increase in dividends received from Banco de Chile as well as increased dividends from CCU and Entel. In addition, Telefonica del Sur distributed dividends of Ch$3,240 million to Quinenco, up from Ch$3,097 million in 2003.

      The following discussion analyzes the consolidated results of the Company for the years ended December 31, 2002, 2003 and 2004. See "Item 4. Information on the Company" for certain data regarding revenues and operating income of major product segments of the Company's principal businesses

      In the following discussion the term "holding company" refers to Quinenco S.A. and the intermediate level holding companies through which, in certain cases, Quinenco holds its interest in the Company's consolidated operating companies and certain equity investments.

      The following table shows the percentage interests directly and indirectly owned by Quinenco in each of the main sectors in which it participated at December 31, 2002, 2003 and 2004:

                                                             Percentage of Economic Interest Owned by
                                                                             Quinenco
                                                                        as of December 31,
                                                             ----------------------------------------
                                                               2002            2003            2004
                                                             --------        --------        --------
Financial Services
            Banco de Chile (1) .........................         52.2%           52.2%           53.5%
Food and Beverage
            Indalsa (2) ................................         93.7%           95.9%           97.0%
            CCU ........................................         30.8%           30.8%           30.8%
Telecommunications
            Telefonica del Sur .........................         73.6%           73.6%           73.7%
            Entel.......................................          5.7%            5.7%            5.7%
Manufacturing
            Madeco (3)..................................         53.4%           55.2%           51.2%
Real Estate/Hotel Administration
            Hoteles Carrera.............................         89.9%           90.0%           90.0%
            Habitaria...................................         50.0%           50.0%           50.0%

_____________________
(1) In April 2004, Banco de Chile repurchased 2.5% of its own outstanding shares. As a result, the Company's effective voting interest in Banco de Chile increased from 52.2% to 53.5%.

(2) In December 2003, the Company subscribed to a capital increase at Indalsa. As a consequence, Quinenco's effective economic interest increased to 95.9%. In 2004, the Company subscribed to and purchased additional shares. As a result, Quinenco's effective interest increased to 97.0%.

(3) As a result of Madeco's 2003 capital increase, the Company's ownership interest in Madeco increased from 53.4% to 55.2%. In 2004, Madeco's key executives exercised stock options of shares of Madeco in accordance with the company's stock incentive program. Madeco's total outstanding subscribed and paid shares increased from 4,259,045,163 shares to 4,441,192,887 shares. As a result, Quinenco's interest in Madeco decreased from 55.2% to 51.2%.

RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in significant respects from U.S. GAAP. Note 27 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2003 and 2004 and net income (loss) for the years ended December 31, 2002, 2003 and 2004.

      In accordance with Chilean GAAP, financial data included in the Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2004. See Notes 2(b) and 3 to the Consolidated Financial Statements.

NET SALES

                                       2002    Variation    % change       2003   Variation    % change       2004
                                    -------    ---------    --------    -------   ---------    --------    -------
                                                 (in millions of constant Ch$, except percentages)
Madeco........................      265,317      (21,710)       (8.2)   243,607      80,428        33.0    324,035
Indalsa.......................       86,752      (26,159)      (30.2)    60,593     (59,503)      (98.2)     1,090
Telefonica del Sur............       50,501        2,255         4.5     52,756         184         0.3     52,940
Hoteles Carrera...............        7,263         (425)       (5.9)     6,838      (4,616)      (67.5)     2,222
Holding Co. & eliminations....          435        2,085       479.3      2,520        (296)      (11.7)     2,224
                                    -------    ---------    --------    -------   ---------    --------    -------
Total net sales...............      410,268      (43,954)      (10.7)   366,314      16,197         4.4    382,511
                                    =======    =========    ========    =======   =========    ========    =======

      2004 Compared to 2003

      In 2004, the Company reported net consolidated sales of Ch$382,511 million, a 4.4% increase from the net sales of Ch$366,314 million in 2003. The increase was mainly attributable to higher sales at Madeco, partially offset by lower sales at Indalsa following the divestment of its Chilean operations in early 2004.

      Madeco's sales, which accounted for 84.7% of Quinenco's consolidated sales in 2004, increased by 33.0% to Ch$324,035 million. The growth in sales was primarily attributable to (i) higher average prices of cables and brass mill products, mainly related to the increase in copper, aluminum and zinc prices, which were passed on to customers and (ii) a 12.7% increase in volumes sold on a consolidated basis. The higher average prices and volumes were partially offset by a 6.1% revaluation of the Chilean peso against the U.S. dollar during the year, which adversely affected cable revenues from foreign operations and brass mill exports.

      Sales corresponding to Madeco's wire and cable business unit rose by Ch$52,983 million or 46.8% to Ch$166,271 million as a consequence of strong demand for copper rod and copper and aluminum cables in Chile, Brazil and Peru. Brass mill sales increased by 45.9% to Ch$84,026 million due to large volume increases in Chile and Argentina, the effect of which was partially offset by lower coin blank sales. Sales growth experienced by the flexible packaging unit also contributed to the increase in consolidated sales, having grown by 5.5% to Ch$45,117 million, mainly as a result of higher exports and sales volume in Chile. Sales of the aluminum profiles unit fell by 4.5% due to lower average prices, the effect of which was not offset by the higher volume sold during the year.

      Indalsa's sales decreased by Ch$59,503 million to Ch$1,090 million, accounting for less than 1% of consolidated sales following the divestiture of Lucchetti Chile in the first quarter of 2004.

      2003 Compared to 2002

      In 2003, the Company reported net consolidated sales of Ch$366,314 million, a 10.7% decrease from the net sales of Ch$410,268 million in 2002. The decrease was mainly attributable to lower sales at Indalsa and Madeco.

      Madeco's sales, which accounted for 66.5% of Quinenco's consolidated sales in 2003, decreased by 8.2%. The deterioration in sales in 2003 was mainly attributable to lower sales of the wire and cable business unit, particularly in Brazil. Sales of the wire and cable business unit, which amounted to Ch$113,289 million, represent Madeco's main business, accounting for 46.5% of Madeco's consolidated sales in 2003. Sales of this business unit experienced a decline of 16.5%, mainly as a result of weak demand for metal cables in Brazil, which reduced sales volumes of the unit by approximately 12.9%. Additionally, the 17.4% appreciation of the Chilean peso against the U.S. dollar also adversely affected revenues reported from Madeco's foreign wire & cable operations. These effects were partially offset by a 14.2% increase in the wire and cable business unit's average U.S. dollar price of metallic cables. To a lesser extent, the deconsolidation of Optel, a optical fiber cable producer in Brazil also contributed to Madeco's decline in sales in 2003, further reducing sales by Ch$2,257 million. In addition, sales of the brass mills unit declined by 1.7%, mainly due to the effect of the appreciation of the Chilean peso on the sales of its foreign subsidiaries and a 13.0% reduction in the sales volume of coin blanks. An increase in the sales of the flexible packaging and aluminum profiles business units of 1.9% and 3.0% respectively, only partially compensated for the reduction in consolidated sales.

      Indalsa's sales, which accounted for 16.5% of Quinenco's consolidated sales in 2003, decreased by 30.2%, mainly as a result of the discontinuation of its activities in Peru following the forced closure of its plant facilities in January 2003 by Peruvian authorities for alleged environmental violations. The reduction in sales of the Peruvian operation accounted for Ch$19,456 million of the total Ch$26,160 million reduction in sales. In addition, the decrease in sales included a 10.0% decline in sales of the Chilean operations. Indalsa's sales in Chile decreased as a result of a 43.4% reduction in the sales volumes of edible oils, explained by an oversupply of imports from Argentina. The decline in edible oil sales was partially offset by higher sales of pastas and soups, which rose 5.2% and 22.1%, respectively.

COST OF SALES

                                       2002    Variation    % change       2003   Variation    % change       2004
                                   --------    ---------    --------   --------   ---------    --------   --------
                                                  (in millions of constant Ch$, except percentages)
Madeco........................     (232,504)     (18,856)       (8.1)  (213,648)     62,973        29.5   (276,621)
Indalsa.......................      (63,547)     (21,722)      (34.2)   (41,825)    (41,825)     (100.0)        --
Telefonica del Sur............      (22,401)       3,495        15.6    (25,896)        368         1.4    (26,264)
Hoteles Carrera...............       (6,210)        (433)       (7.0)    (5,777)     (3,697)      (64.0)    (2,080)
Holding Co. & eliminations....       (2,416)       2,591       107.2     (5,007)        114         2.3     (5,121)
                                   --------    ---------    --------   --------   ---------    --------   --------
Total cost of  sales..........     (327,078)     (34,925)      (10.7)  (292,153)     17,933         6.1   (310,086)
                                   ========    =========    ========   ========   =========    ========   ========

      2004 Compared to 2003

      In 2004, the Company's cost of sales was Ch$310,086 million, compared to cost of sales of Ch$292,153 million in 2003, an increase of 6.1%. The increase in consolidated cost of sales was in line with the increase of 4.4% in consolidated sales and was mainly attributable to an increase in cost of sales at Madeco, partially offset by lower cost of sales at Indalsa following the divestiture of its Chilean operations in the first quarter of 2004.

      At Madeco, the increase in cost of sales of 29.5% was in line with its sales revenue increase of 33.0% in 2004 as well as an increase in Madeco's principal raw material costs. As a percentage of sales, cost of sales declined from 87.7% in 2003 to 85.4% in 2004.

      At Indalsa, the decrease in cost of sales was attributable to the divestiture of the Chilean operations in early 2004.

      2003 Compared to 2002

      In 2003, the Company's cost of sales was Ch$292,153 million, compared to cost of sales of Ch$327,078 million in 2002, a decrease of 10.7%. The decrease in consolidated cost of sales was in line with the decrease of 10.7% in consolidated sales and was mainly attributable to a decrease in cost of sales at Indalsa and Madeco.

      At Madeco, the decrease in cost of sales of 8.1% was in line with its sales revenue decrease of 8.2% in 2003. As a percentage of sales, cost of sales in 2003 remained practically unchanged at 87.7%.

      At Indalsa, the decrease in cost of sales of 34.2% was almost entirely related to the discontinuation of its activities in Peru in January 2003.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                       2002    Variation    % change       2003   Variation    % change       2004
                                   --------    ---------    --------   --------   ---------    --------   --------
                                                 (in millions of constant Ch$, except percentages)
Madeco........................      (28,668)      (6,352)      (22.2)   (22,316)        (78)       (0.3)   (22,238)
Indalsa.......................      (20,432)      (4,630)      (22.7)   (15,802)    (14,383)      (91.0)    (1,419)
Telefonica del Sur............      (14,539)        (304)       (2.1)   (14,235)       (120)       (0.8)   (14,115)
Hoteles Carrera...............       (1,445)        (169)      (11.7)    (1,276)       (699)      (54.8)      (577)
Holding Co. & eliminations....       (7,467)          (1)         --     (7,466)       (587)       (7.9)    (6.879)
                                   --------    ---------               --------   ---------               --------
Total SG&A expenses...........      (72,551)     (11,456)      (15.8)   (61,095)    (15,867)      (26.0)   (45,228)
                                   ========    =========    ========   ========   =========    ========   ========

      2004 Compared to 2003

      In 2004, the Company's SG&A expenses were Ch$45,228 million, compared to Ch$61,095 million in 2003, a decrease of 26.0%. The decrease was almost entirely attributable to lower selling, general and administrative expenses at Indalsa following the sale of its Chilean operations in the first quarter of 2004.

      Madeco's SG&A expenses declined by 0.3% despite the 33.0% increase in sales experienced during 2004. SG&A expenses as a percentage of sales fell to 6.9% compared to 9.2% in 2003, mainly due to SG&A expense reductions associated with the brass mills business unit in Chile as a result of lower accounts receivable write-offs and lower expenses of the coin blanks unit following a business restructuring. In addition, SG&A expenses associated with Madeco's aluminum profiles business unit fell as a consequence of cost saving measures aimed at lowering salaries and personnel expenses, outsourcing, marketing and advertising costs. These reductions were partially offset by higher SG&A expenses related to the wire and cable business unit, which increased as a result of the higher sales level experienced during the year.

      2003 Compared to 2002

      In 2003, the Company's selling, general and administrative expenses or SG&A expenses were Ch$61,095 million, compared to Ch$72,551 million in 2002, a decrease of 15.8%. The decrease was mainly due to lower selling, general and administrative expenses at Madeco and Indalsa.

      The decrease in Madeco's SG&A expenses of Ch$6,352 million was related to a company-wide reduction in SG&A expenses. In addition, Madeco's SG&A expenses decreased by Ch$1,486 million due to the effect on non-Chilean subsidiaries of the appreciation of the Chilean peso relative to the U.S. dollar.

      The reduction of Ch$4,630 million in Indalsa's selling, general and administrative expenses in 2003 was attributable to the discontinuation of Indalsa's activities in Peru in January 2003.

OPERATING INCOME (LOSS)

                                       2002    Variation   % change      2003     Variation    % change       2004
                                   --------    ---------   --------  --------     ---------    --------   --------
                                                  (in millions of constant Ch$, except percentages)
Madeco........................        4,145        3,498       84.4     7,643        17,533       229.4     25,176
Indalsa.......................        2,773          193        7.0     2,966        (3,295)       n.a.      (329)
Telefonica del Sur............       13,561         (936)      (6.9)   12,625           (64)       (0.5)    12,561
Hoteles Carrera...............         (392)         177      (45.2)     (215)         (220)      102.3       (435)
Holding Co. & eliminations....       (9,448)        (505)       5.3    (9,953)          177        (1.8)    (9,776)
                                   --------    ---------    -------   -------     ---------    --------   --------
Total operating income (loss).       10,639        2,427       22.8    13,066        14,131       108.2     27,197
                                   ========    =========    =======   =======     =========    ========   ========

      2004 Compared to 2003

      In 2004, the Company reported operating income of Ch$27,197 million, compared to operating income of Ch$13,066 million in 2003. The increase of 108.2% in 2004 was primarily due to an improvement in the operating performance of Madeco, the effect of which was partially offset by a reduction in Indalsa'a operating income as a result of the divestiture of its main business in early 2004.

      Madeco's operating income increased by 229.4% to Ch$25,176 million. The increase in Madeco's operating results was mainly attributable to the higher sales level achieved during the year and a reduction in SG&A expenses as a percentage of sales. In particular, the wire and cable and brass mills business units led the company's strong recovery in 2004, accounting for 41.7% and 32.4% of consolidated operating income, respectively. The improvement in the operating performance of these business units was a result of strong demand from the construction, energy, mining and telecom sectors (which allowed the company to pass on price increases to customers), efficiency gains and SG&A expenses that increased at a lesser rate than the increase in sales.

      Telefonica del Sur's operating profits remained stable at Ch$12,561 million, varying by less than 1% from 2003. Sales, cost of sales and SG&A expense as a percentage of sales did not vary significantly from those reported in 2003, although the sales mix favored non-regulated services, particularly internet services. The increase in revenues from non-regulated services more than offset the reduction in revenues related to fixed line traffic and access charges, which continued to decline as consumers increasingly substitute mobile and other telecommunication alternatives for traditional fixed line telephony.

      2003 Compared to 2002

      In 2003, the Company reported operating income of Ch$13,066 million, compared to operating income of Ch$10,639 million in 2002. The increase of 22.8% in 2003 was primarily due to an improvement in the operating performance of Madeco, the effect of which was partially offset by a reduction in Telefonica del Sur's operating income.

      Madeco's operating income increased by 84.4% to Ch$7,643 million. The increase in Madeco's operating results was mainly attributable to the 22.2% reduction in selling, general and administrative expenses which led to an improvement in the operating results of all of Madeco's business units, the effect of which more than offset the decline in gross profit associated with the company's lower sales level. To a lesser extent, the exclusion of Optel's operating results also contributed to the increase in operating income as the subsidiary produced an operating loss in 2002 amounting to Ch$1,365 million.

      Telefonica del Sur reported a 6.9% decrease in operating profit in 2003. In spite of an increase in sales of 4.5% and a 2.1% reduction in SG&A expenses, Telefonica del Sur's operating profit was affected by the sales mix which favored newly consolidated internet, security and other non-regulated services, the associated margins of which do not yet compensate for the reduction the company has experienced in sales of its higher margin fixed line telephony products. Fixed line telephony traffic has declined as a consequence of consumer substitution of mobile and other telecommunications alternatives for fixed line telephony.

NON - OPERATING RESULTS

INTEREST INCOME

      2004 Compared to 2003

      In 2004, interest income amounted to Ch$1,962 million, compared to Ch$3,002 million in 2003, a reduction of 34.6%. The decrease in interest income was primarily attributable to a lower average level of interest-bearing cash and cash equivalents, as well as low prevailing interest rates on cash deposits.

      2003 Compared to 2002

      In 2003, interest income amounted to Ch$3,002 million, compared to Ch$5,536 million in 2002, a reduction of 45.8%. The decrease in interest income was primarily attributable to a lower average level of interest-bearing cash and cash equivalents, as well as lower prevailing interest rates on cash deposits.

NON - OPERATING INCOME

                                                                            2002        2003       2004
                                                                          ------     -------     ------
                                                                          (in millions of constant Ch$)
Gain on sale of investments:
     Gain on sale of subsidiary Lucchetti Chile........................       --          --      4,070
     Gain on sale of other investments.................................      446          18         --
                                                                          ------     -------     ------
Total gain on sale of investments......................................      446          18      4,070
Proportional share of net income of equity method investments:
     Banco de Chile ...................................................   15,967      38,998     45,612
     CCU...............................................................    7,034      17,073     13,985
     Entel.............................................................    2,420       3,499      2,695
     Habitaria (1).....................................................      464          --         --
     Others............................................................      696        (125)       720
                                                                          ------     -------     ------
Total proportional share of net income of equity method investments....   26,581      59,445     63,012
                                                                          ------     -------     ------
Other non-operating income.............................................    7,698      63,052      5,694
                                                                          ------     -------     ------
Total non-operating income.............................................   34,725     122,515     72,776
                                                                          ======     =======     ======

(1) Quinenco's proportional share of the net loss corresponding to its interest in Habitaria amounted to Ch$345 million in 2003 and Ch$4.305 in 2004. For a discussion of Habitaria's results in 2004 compared to 2003 and results in 2003 compared to 2002, see "- Non-operating expenses - Proportional share of net income - main equity investments" in this section.

      2004 Compared to 2003

      In 2004, non-operating income was Ch$72,776 million compared to Ch$122,515 million reported in 2003, a decrease of 40.6%. The decrease in non-operating income in 2003 was primarily due to a reduction in other non-operating income, which in 2003 included a non-recurring arbitration settlement payment of Ch$36,936 million received from Quinenco's former partners in IRSA, the controlling entity of CCU. In addition, in 2003 other non-operating income included a one-time negative goodwill amortization credit of Ch$21,658 million associated with the fact that Quinenco did not subscribe to Madeco's 2003 capital increase, although this credit was entirely offset by a charge of Ch$21,658 million to other non-operating expenses in connection with the failure to subscribe.

      The reduction in other non-operating income was partially offset by a 6.0% or Ch$3,567 million increase in Quinenco's proportionate share of net income from equity method investments and a gain on the sale of Lucchetti Chile of Ch$4,070 million.

      2003 Compared to 2002

      In 2003, non-operating income was Ch$122,515 million compared to Ch$34,725 million reported in 2002, an increase of 252.8%. The increase in non-operating income in 2003 was due to various factors, which included significantly higher results from equity investments and a non-recurring arbitration settlement payment of Ch$36,936 million received from Quinenco's former partners in IRSA, the controlling entity of CCU. In addition, negative goodwill amortization of Ch$21,658 million associated with the fact that Quinenco did not subscribe to Madeco's capital increase in 2003 also contributed to the increase in non-operating income for the year, although this credit was entirely offset by a charge of Ch$21,658 million to other non-operating expenses in connection with the failure to subscribe.

GAIN ON SALE OF INVESTMENTS

      2004 Compared to 2003

      In 2004, gains on the sale of investments amounted to Ch$4,070 million. The gain was in connection with the sale of Indalsa's subsidiary, Lucchetti Chile, to Corpora Tres Montes for Ch$11,400 million (net of debt). In 2003, the Company did not report any material gains on the sales of investments.

      2003 Compared to 2002

      In 2002 and 2003, gains on the sale of investments were not significant to the Company's results.

PROPORTIONAL SHARE OF NET INCOME OF EQUITY METHOD INVESTMENTS

      2004 compared to 2003

      The proportional share of net income of equity method investments was Ch$63,012 million in 2004, compared to Ch$59,445 million in 2003, an increase of 6.0%. The increase can mainly be explained by a higher proportional share of net income from Quinenco's investments in Banco de Chile, partially offset by a reduction in the proportional share of net income from CCU, and to a lesser extent, from Entel.

      2003 compared to 2002

      The proportional share of net income of equity method investments was Ch$59,445 million in 2003, compared to Ch$26,581 million in 2002, an increase of 123.6%. The increase can mainly be explained by a higher proportional share of net income from Quinenco's investments in Banco de Chile, CCU, and to a lesser extent, Entel.

      Quinenco's Proportional Share of Net Income of Equity Method Investments

      Banco de Chile - 2004 compared to 2003

      Quinenco's investment in Banco de Chile is currently being accounted for as a non-consolidated equity-method interest, in accordance with an express authorization from the SVS.

      Quinenco's proportional share of net income from its investments in the financial services sector was Ch$45,612 million in 2004 and Ch$38,998 million in 2003, which represented 29.9% and 29.2% of the net income of Banco de Chile in 2004 and 2003, respectively.

      Banco de Chile's net income was Ch$152,628 million in 2004, an increase of 14.1% from the net income of Ch$133,817 million reported in 2003. The increase in net income was mainly attributable to growth in fee income, net interest revenue and loan loss recoveries of 29.1%, 42.8% and 29.6%, respectively. The increase in net income was partially offset by lower other operating income, net, higher provisions for loan losses and an increase in operating expenses.

      The growth in fee income, which increased by Ch$28,591 million to Ch$126,842 million in 2004, was attributable to traditional banking services as well as asset management, stock brokerage, insurance brokerage and financial advisory services. Operating revenues further benefited from an increase in net interest revenue, which rose by Ch$98,390 million to Ch$328,472 million as a result of an increase in the level of average interest earning assets, higher loan spreads, an increase in the inflation rate and a better funding mix. The increase in operating revenues was partially offset by a reduction in other operating income, net, which fell by Ch$84,292 million to Ch$14,509 million. The decline in other operating income, net, was attributable to lower foreign exchange transactions, net, and losses on financial instruments, net.

      Loan loss recoveries increased in 2004 by Ch$7,710 million to Ch$33,736 million, mainly due to improved economic conditions in Chile and an increase in the bank's collection efforts.

      Loan loss provisions increased from Ch$61,612 million in 2003 to Ch$73,512 million in 2004, mainly attributable to a 7.4% growth in the loan portfolio and to the downgrading of the risk classifications of certain corporate clients, primarily concentrated in the construction sector.

      Operating expenses increased by 5.6% to Ch$240,302 million in 2004, primarily due to higher personnel and administrative expenses.

      Income taxes increased from Ch$14,250 million in 2003 to Ch$18,349 million in 2004, due to a higher income tax base in 2004 and an increase in the statutory tax rate of 0.5%, which was implemented in 2004.

      Banco de Chile - 2003 compared to 2002

      Quinenco's proportional share of net income from its investments in the financial services sector was Ch$38,998 million and Ch$15,967 million in 2003 and 2002, respectively, which represented 29.2% of the net income of Banco de Chile in both years.

      Banco de Chile's net income was Ch$133,817 million in 2003, an increase of 145.6% from the net income of Ch$54,490 million reported in 2002. The increase in net income was attributable to various factors, including a growth in fee income of 24.8%, an increase in other operating income, net, lower provisions for loan losses, higher loan recoveries and a decrease in the bank's operating expenses. These increases more than offset the effect on net income of the reduction in the bank's net interest revenue and higher income taxes incurred during the year.

      Fee income increased by Ch$19,518 million to Ch$98,251 million, mainly due to growth in fee income attributable to traditional banking services as well as stock brokerage, financial advisory and insurance services. Other operating income, net, increased from a loss of Ch$31,621 million in 2002 to income of Ch$98,801 million in 2003. The increase in other operating income, net was primarily attributable to an increase in income from foreign exchange transactions, and to a lesser extent, gains on trading activities.

      Loan loss provisions decreased from Ch$104,192 million in 2002 to Ch$61,612 million in 2003, a reduction of 40.9%. The level of loan loss provisions in 2003 reflected the improvement in economic indicators and overall performance of the Chilean economy, as well as a lower level of loan loss provisions on foreign denominated loans in general as a consequence of the appreciation of the Chilean peso.

      Operating expenses declined by 11.4% to Ch$227,557 million, mainly in connection with synergies and cost savings which resulted from the bank's merger.

      The aforementioned improvements more than offset the decline of 39.5% in net interest revenue, which fell to Ch$230,082 million in 2003. Net interest revenue decreased primarily due to the impact of the appreciation of the Chilean peso against the US dollar, a reduction in the inflation rate, the absense of repricing benefits in 2003 and to a lesser extent, a decrease in the bank's average interest earning assets.

      Income tax expense rose sharply in 2003 to Ch$14,250 million from a tax credit of Ch$1,194 million in 2002, as a result of the higher income level reported, an increase in the statutory tax rate of 0.5% from 16.5% to 17% and lower tax credits.

      CCU - 2004 compared to 2003

      Quinenco's proportional share of CCU's income was Ch$13,985 million in 2004 and Ch$17,073 million in 2003, which represented its 30.8% economic interest in CCU's net income in both years.

      CCU's consolidated sales increased by 6.9% to Ch$420,638 million in 2004, compared to Ch$393,666 million in 2003. The increase in CCU's consolidated sales was mainly due to a 4.2% increase in volumes sold and higher average prices. With the exception of wines, all of CCU's beverage segments experienced volume increases in 2004, most notably beer in Chile and Argentina. In general terms, volumes were favorably influenced by the economic reactivation underway in Chile, and to a certain extent, in Argentina, as well as the addition of new products to the company's beverage portfolio. Sales by segment were as follows in 2004: beer Chile (38.8%), beer Argentina (9.5%), soft drinks/mineral waters (28.6%), wine (19.5%) and others (3.6%).

      Operating income increased by 24.9% to Ch$58,707 million in 2004, as a result of improvements in the operating performance of all of CCU's business units. The increase in operating results associated with the beer segments in Chile and Argentina accounted for 73.9% of the total Ch$11,698 million increase. Both of these segments benefited from volume and price increases as well as lower cost of sales related to the decline in the value of the U.S. dollar during the year. In addition, a 19.3% and a 34.6% rise in operating income from the soft drinks and wine segments (respectively) also contributed to the higher profit level and was mainly the result of a reduction in cost of sales in U.S. dollars and SG&A expenses as a percentage of sales.

      Non-operating losses amounted to Ch$6,178 million in 2004, compared to non-operating income of Ch$13,941 million in 2003. The variation in non-operating results can mostly be explained by the non-recurring gain of Ch$20,617 million on the sale of CCU's interest in Karlovacka, a Croatian brewery in 2003. Net income in 2004 amounted to Ch$45,394 million, a decrease of 18.1% from the net income of Ch$55,440 million reported in 2003, due to the aforementioned decline in non-operating results.

      CCU - 2003 compared to 2002

      Quinenco's proportional share of CCU's income was Ch$17,073 million in 2003 and Ch$7,034 million in 2002, which represented its 30.8% economic interest in CCU's net income in both years.

      CCU's consolidated sales increased by 9.9% to Ch$393,666 million in 2003, compared to Ch$358,084 million in 2002. The increase in CCU's consolidated sales was mainly due to a 9.0% increase in volumes sold. With the exception of domestic wines, all of CCU's beverage segments experienced volume increases in 2003, most notably beer in Chile and Argentina. In general terms, volumes were favorably influenced by the economic reactivation underway in Chile, and to a certain extent, in Argentina, as well as the addition of new products to the company's beverage portfolio. Higher average beer prices in Chile and Argentina more than compensated for the sharp reduction in export wine prices. Sales by segment were as follows in 2003: beer Chile (39.0%), beer Argentina (8.2%), soft drinks/mineral waters (30.0%), wine (21.5%) and others (1.3%).

      Operating income increased by 20.2% to Ch$47,010 million in 2003, mainly due to the strong growth in revenues associated with the beer segment in Chile, both in terms of volume and average prices, as well as lower cost of sales and selling, general and administrative expenses. Likewise, the Argentine beer segment benefited from a somewhat improved economic scenario, reducing its operating losses by 68.8% to Ch$3,573 million. These improvements were partially offset by a decline in the operating income associated with the wine segment, which decreased by 61.0% to Ch$3,532 million as a result of lower average wine prices, as well as the soft drinks segment, which was affected by higher cost of sales. As a percentage of sales, the operating margin increased from 10.9% in 2002 to 11.9% in 2003.

      Non-operating income amounted to Ch$13,941 million in 2003, compared to non-operating losses of Ch$7,309 million in 2002. The variation in non-operating results can mostly be explained by the non-recurring gain of Ch$20,617 million on the sale of CCU's interest in Karlovacka, a Croatian brewery. Net income in 2003 amounted to Ch$55,440 million, an increase of 142.7% from the net income of Ch$22,843 million reported in 2002, as a result of the aforementioned increases in operating and non-operating results.

      Entel - 2004 compared to 2003

      Quinenco's proportional share of Entel's net income was Ch$2,695 million in 2004 and Ch$3,499 million in 2003. Its economic interest in Entel was 5.7% as of December 31, 2003 and 2004.

      Entel's consolidated revenues decreased by 7.4% in 2004 to Ch$692,485 million, mostly explained by a decline of 26.8% in revenues related to Entel's international operations, which were affected by changes in the regulatory environment in the United States and the appreciation of the Chilean peso during the year. The mobile telephony segment, which is Entel's most important business segment and which accounted for 52.0% of total revenues in 2004, grew by 2.5%, partially offsetting the reduction in revenues from international subsidiaries.

      Operating income amounted to Ch$88,255 million in 2004, compared to Ch$110,917 million in 2003, a decrease of 20.4%. The reduction in operating income was the result of the lower sales level and higher selling, general and administrative expenses as a percentage of sales, mostly related to write-offs of accounts receivable and impairment of assets of the company's U.S.based subsidiary. The operating margin decreased from 14.8% in 2003 to 12.7% in 2004.

      Non-operating losses amounted to Ch$32,020 million in 2004, compared to non-operating losses of Ch$41,116 million in 2003. Non-operating losses decreased mainly due to a reduction in interest expense and price restatement charges.

      Entel reported net income of Ch$47,364 million in 2004, compared to Ch$61,477 million in 2003, a decline of 23.0%, attributable to the aforementioned deterioration in the company's operating results, the effect of which was partially offset by the lower non-operating losses reported during the year.

      Entel - 2003 compared to 2002

      Quinenco's proportional share of Entel's net income was Ch$3,499 million in 2003 and Ch$2,420 million in 2002. Its economic interest in Entel was 5.7% as of December 31, 2002 and 2003.

      Entel's consolidated revenues decreased by 10.3% in 2003 to Ch$747,483 million, mostly explained by a 32.6% decrease in revenues related to Entel's international operations, which were affected by the appreciation of the Chilean peso, as well as changes in the regulatory environment in the United States. The mobile telephony segment, which is Entel's most important business segment and which accounted for 47.0% of total revenues in 2003, grew by 5.5%, partially offsetting the reduction in revenues from international subsidiaries.

      Operating income amounted to Ch$110,917 million in 2003, compared to Ch$100,999 million in 2002, an increase of 9.8%. The increase in operating income was the result of lower cost of sales and selling, general and administrative expenses, which collectively declined by 13.1% as part of a company-wide effort to produce cost savings. The operating margin increased from 12.1% in 2002 to 14.8% in 2003.

      Non-operating losses amounted to Ch$41,116 million in 2003, compared to non-operating losses of Ch$52,674 million in 2002. Non-operating losses decreased mainly due to a reduction in interest expense as a consequence of a lower indebtedness level, as well as a decline in expenses related to personnel severance indemnities.

      Entel reported net income of Ch$61,476 million in 2003, compared to Ch$42,545 million in 2002, an increase of 44.5%, attributable to the aforementioned improvements in the company's operating and non-operating results during the year.

      Habitaria - 2004 compared to 2003

      In 2004, Habitaria reported a net loss of Ch$8,609 million, of which 50% corresponded to Quinenco's proportional share. For a discussion of Habitaria's 2004 results compared to 2003, see "- Non-Operating Expenses".

      Habitaria - 2003 compared to 2002

      In 2003, Habitaria reported a net loss of Ch$689 million, of which 50% corresponded to Quinenco's proportional share. For a discussion of Habitaria's 2003 results compared to 2002, see "- Non-Operating Expenses".

OTHER NON - OPERATING INCOME

      2004 compared to 2003

      Other non-operating income was Ch$5,694 million in 2004, compared to Ch$63,052 million in 2003. In 2003, Quinenco reported a non-recurring gain of Ch$36,936 million related to the settlement of arbitration with its ex-partners in IRSA, and an extraordinary credit of Ch$21,658 million to negative goodwill amortization associated with the fact that Quinenco did not subscribe to Madeco's 2003 capital increase, mainly explaining the difference between the two years.

      2003 compared to 2002

      Other non-operating income was Ch$63,052 million in 2003, compared to Ch$7,698 million in 2002. The increase in 2003 is mainly attributable to several factors, including a non-recurring gain of Ch$36,936 million related to the settlement of arbitration with Quinenco's ex-partners in IRSA, the controlling entity which holds a 61.6% interest in CCU, and an extraordinary credit of Ch$21,658 million to negative goodwill amortization associated with the fact that Quinenco did not subscribe to Madeco's capital increase in 2003. This credit was offset by a charge to other non-operating expenses of Ch$21,658 million related to the non-subscription and the net effect on income was zero in 2003.

INTEREST EXPENSE

      2004 Compared to 2003

      Interest expense was Ch$28,723 million in 2004, a 20.4% decrease from the Ch$36,072 million reported in 2003. The decrease in interest expense is explained by a reduction in the Company's indebtedness level, primarily attributable to the disposal of Lucchetti Chile, as well as lower prevailing interest rates. Consolidated interest expense in 2004 is principally composed of interest expense incurred by Quinenco and intermediate holding companies (49.4%), Madeco (38.3%), Telefonica del Sur (9.7%) and Indalsa (2.6%).

      2003 Compared to 2002

      Interest expense was Ch$36,072 million in 2003, a 31.3% decrease from the Ch$52,515 million reported in 2002. The decrease in interest expense is explained by a reduction in the Company's indebtedness level as well as lower prevailing interest rates. In addition, the deconsolidation of Indalsa's Chilean operations also served to reduce interest expense in 2003. Consolidated interest expense in 2003 is principally composed of interest expense incurred by Quinenco and intermediate holding companies (46.5%), Madeco (35.4%), Indalsa (8.2%), Telefonica del Sur (8.6%) and others (1.3%).

NON - OPERATING EXPENSES

                                                                                  2002        2003       2004
                                                                                ------      ------     ------
                                                                                (in millions of constant Ch$)
Proportional share of net loss of equity method investments:
      Habitaria ........................................................            --         345      4,305
      Others............................................................           511         269        238
                                                                                ------      ------     ------
      Total proportional share of net loss of equity method investments.           511         614      4,543
Other non-operating expenses............................................        88,197      67,486     36,578
                                                                                ------      ------     ------
Total non-operating expenses............................................        88,708      68,100     41,121
                                                                                ======      ======     ======

PROPORTIONAL SHARE OF NET LOSS OF EQUITY METHOD INVESTMENTS

      2004 compared to 2003

      The proportional share of the net loss of equity method investments was Ch$4,543 million in 2004, compared to Ch$614 million in 2003.

      Habitaria - 2004 compared to 2003

      Quinenco's proportional share of Habitaria's net loss was 50%, or Ch$4,305 million in 2004, compared to a proportional share of Habitaria's net loss of Ch$345 million in 2003.

      Habitaria reported a net loss in 2004 of Ch$8,609 million, compared to a net loss of Ch$689 million in 2003. Sales revenues reached Ch$12,172 million in 2004, compared to Ch$18,518 million in 2003, reflecting a marked reduction in the number of new units Habitaria had available for sale in 2004. Habitaria sold and delivered 187 housing units in 2004. In comparison, 2003 sales revenue corresponded to the sale and delivery of 275 units. Habitaria incurred operating losses of Ch$1,310 million, mainly as a result of the lower sales level and an increase in SG&A expenses of 47.4%, mostly attributable to employee severance costs. Other non-operating expenses, which amounted to Ch$6,975 million, included charges to write-down the value of several real estate projects to their net realizable value, based on appraisals.

      Habitaria - 2003 compared to 2002

      Quinenco's proportional share of Habitaria's net loss was 50%, or Ch$345 million in 2003, compared to a proportional share of Habitaria's net income of Ch$464 million in 2002.

      Habitaria reported a net loss in 2003 of Ch$689 million, compared to net income of Ch$930 million in 2002. Sales revenues reached Ch$18,518 million in 2003, compared to Ch$23,817 million in 2002, reflecting weak demand for housing units as well as a reduction in the number of new units Habitaria had available for sale in 2003. Habitaria sold and delivered 275 apartments in 2003. In comparison, 2002 sales revenues corresponded to the sale and delivery of 436 apartments. Operating income was Ch$51 million in 2003, compared to operating income of Ch$1,444 million in 2002.

OTHER NON - OPERATING EXPENSES

      2004 compared to 2003

      Other non-operating expenses declined from Ch$67,486 million in 2003 to Ch$36,578 million in 2004. In 2003, other non-operating expenses included a one-time charge of Ch$21,658 million related to Quinenco's non-subscription in Madeco's capital increase (offset by a credit to negative goodwill amortization for the same amount), a loss provision of Ch$5,040 million for the liquidation of Madeco's Optel subsidiary in Brazil and a loss on the sale of the Hotel Carrera in Santiago of Ch$4,831 million, mainly explaining the variation between the two years.

      In 2004, other non-operating expenses of Ch$7,224 million corresponded to Indalsa's operations and included a provision on the sale of Lucchetti Chile of Ch$1,124 million and write-offs and other expenses associated with the forced closing of Lucchetti Peru of Ch$5,732 million. Other non-operating expenses of Ch$3,681 million were attributable to Madeco's operations and mainly included depreciation expense on unused assets and other asset write-downs. Other non-operating expenses corresponding to Telefonica del Sur, Quinenco and intermediate holding companies amounted to Ch$5,101 million and was mainly composed of a loss on Quinenco's non-subscription to Madeco's capital increase in 2004 and board of directors' remuneration expense.

      Other non-operating expenses also include goodwill amortization, which is primarily associated with the Banco de Chile acquisition of Ch$20,572 million in 2004 and Ch$20,597 million in 2003.

      2003 compared to 2002

      In 2003, other non-operating expenses were Ch$67,486 million, compared to Ch$88,197 million in 2002, a decrease of 23.5%. The variation is explained by several factors, including a significant charge to income in 2002 of Ch$30,863 million in relation to the forced closure of Lucchetti Peru's plant facilities. In addition, Madeco wrote-down its operations in Argentina as a consequence of the economic crisis and incurred restructuring and personnel severance indemnities amounting to Ch$17,766 million in 2002. The reduction in other non-operating expenses in 2003 was partially offset by a charge to income of Ch$21,658 million related to Quinenco's non-subscription to Madeco's capital increase in June and August 2003 (offset by a credit to negative goodwill amortization for the same amount), a loss provision of Ch$5,040 million made in connection with the liquidation of Madeco's fiber optic cable subsidiary in Brazil and a loss on the sale of the Hotel Carrera in Santiago of Ch$4,831 million.

PRICE - LEVEL RESTATEMENT

      2004 Compared to 2003

      In 2004, the net charge to income to adjust for the 2.5% change in purchasing power of the Chilean peso on the Company's net non-monetary liability position and income and expense accounts amounted to Ch$357 million, compared to a net non-monetary asset position, which resulted in a credit to income of Ch$1,939 million in 2003.

      2003 Compared to 2002

      In 2003, the net credit to income to adjust for the change in purchasing power of the Chilean peso on the Company's net non-monetary asset position and income and expense accounts amounted to Ch$1,939 million, compared to a net credit to income of Ch$5,200 million in 2002.

FOREIGN EXCHANGE DIFFERENCES

      2004 Compared to 2003

      Foreign exchange gains amounted to Ch$299 million in 2004, compared to foreign exchange gains of Ch$1,009 million in 2003. In 2004, exchange rate gains mostly corresponded to Madeco's operations primarily due to the appreciation of the Chilean peso against the U.S. dollar (which reduced the valuation of U.S. dollar liabilities) and a reduction in the company's U.S. dollar dominated debt position.

      2003 Compared to 2002

      Foreign exchange gains amounted to Ch$1,009 million in 2003, compared to foreign exchange losses of Ch$14,410 million in 2002.

      The variation is mostly attributable to Madeco's operations, which in 2002 incurred significant exchange rate translation losses as a result of the devaluation of the Chilean peso, Argentine peso and Brazilian real vis-a-vis the U.S. dollar. In 2003, exchange rate translation gains mostly correspond to the appreciation of the Chilean peso vis-a-vis the U.S. dollar.

MINORITY INTEREST

                                             2002        2003       2004
                                           ------      ------     ------
                                           (in millions of constant Ch$)
Madeco & subsidiaries...................   20,544       5,575     (4,718)
Telefonica del Sur & subsidiaries.......   (1,789)     (2,169)    (1,942)
Indalsa & subsidiaries..................    2,430         107        145
Hoteles Carrera.........................       67         354         16
Other...................................       (7)         44       (225)
                                           ------      ------     ------
Total minority interest.................   21,245       3,911     (6,724)
                                           ======      ======     ======

      2004 Compared to 2003

      In 2004, minority interest amounted to a deduction from income of Ch$6,724 million, compared to a credit to income of Ch$3,911 million in 2003. Madeco reported net income of Ch$8,512 million in 2004, which resulted in a deduction from income of the net income which did not correspond to Quinenco of Ch$4,718 million. The deduction from income of Ch$1,942 million corresponding to Telefonica del Sur was related to the portion of Telefonica del Sur's net income which did not correspond to the Company's interest.

      2003 Compared to 2002

      In 2003, minority interest amounted to a credit to income of Ch$3,911 million, compared to a credit to income of Ch$21,245 million in 2002. Madeco reported a net loss of Ch$17,153 million in 2003, which resulted in an add-back to income of the net loss which did not correspond to Quinenco of Ch$5,575 million. The deduction from income of Ch$2,169 million corresponding to Telefonica del Sur was related to the portion of Telefonica del Sur's net income which did not correspond to the Company's interest.

NET INCOME

      2004 Compared to 2003

      In 2004, the Company reported net income of Ch$23,353 million, compared to net income of Ch$38,637 million in 2003. The variation is largely explained by a reduction in other non-operating income, which in 2003 included a non-recurring arbitration settlement payment of Ch$36,936 million. This reduction was partially offset by an improvement in the net income contribution from the main operating companies of the group, particularly Banco de Chile, CCU and Madeco and a decline in interest expense and lower non-operating expenses.

      2003 Compared to 2002

      In 2003, the company reported net income of Ch$38,637 million, compared to a net loss of Ch$78,141 million in 2002. The variation is largely explained by the improvement in the net income contribution from the main operating companies of the group, particularly Banco de Chile, CCU, Indalsa and Madeco. At the corporate level, the non-recurring settlement payment of Ch$36,936 million received by Quinenco from its ex-partners in IRSA also contributed significantly to the increase in net income in 2003.

IMPACT OF INFLATION AND PRICE - LEVEL RESTATEMENT

      As explained in detail in Notes 2 b) and c) and Notes 3 and 4 to the Consolidated Financial Statements, the Company is required to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso, thus reflecting by an indirect method the gain or loss resulting from holding or owning monetary assets and liabilities. For all the above balances, the restatement is based on the variation of the official Consumer Price Index ("CPI") of the National Institute of Statistics.

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

      The restatement of the principal non-monetary assets and liabilities, equity and income and expense accounts and the corresponding effect on the Company's results of operations is set forth in the following table:

                                                                       Credit (charge)
Price-level restatement                                            Year Ended December 31,
                                                          -------------------------------------
                                                                2002        2003           2004
                                                          ----------    ----------     --------
                                                                 (in millions of constant Ch$)
Property, plant and equipment..........................     Ch$8,301    Ch$2,744       Ch$5,002
Shareholders' equity accounts..........................      (20,858)     (6,463)       (15,676)
Other assets and liabilities...........................       30,245      11,380         19,418
Income and expense accounts in terms of period-end
   constant Chilean pesos..............................          868        (551)          (128)
Net adjustment of assets and liabilities indexed in UFs      (13,356)     (5,171)        (8,973)
                                                          ----------   ---------       --------
Price-level restatement................................     Ch$5,200    Ch$1,939        Ch$(357)
                                                          ==========   =========       ========

                                                                       Credit (charge)
Foreign Exchange                                                   Year Ended December 31,
                                                          -------------------------------------
                                                                2002          2003         2004
                                                          ----------    ----------     --------
                                                                 (in millions of constant Ch$)
Derivative instruments.................................     Ch$3,591    Ch$(13,069)      Ch$783
Assets and liabilities denominated in U.S. dollars.....      (13,858)       10,655       (1,530)
Assets and liabilities denominated in other currencies.          332          (138)          18
Translation adjustment.................................       (1,806)        5,004        1,983
Hedging costs Brazil...................................       (2,669)       (1,443)        (955)
                                                          ----------    ----------     --------
Net foreign exchange gain (loss).......................   Ch$(14,410)     Ch$1,009       Ch$299
                                                          ==========    ==========     ========

WORKING CAPITAL IN FOREIGN CURRENCIES

      The Company's operating results and investments are exposed to fluctuations of foreign currency exchange rates principally as a result of carrying working capital in local currencies. According to Chilean GAAP, the Company's financial statements are expressed in Chilean pesos which result from the consolidation of financial statements of Chilean subsidiaries expressed in Chilean pesos and the translation of the foreign subsidiaries' financial statements expressed in U.S. dollars to Chilean pesos. In 2004, approximately 35.3% of the Company's consolidated revenues were from sales made outside of Chile and investments in subsidiaries outside of Chile represented approximately 11.6% of the Company's total investments at December 31, 2004.

      The Company maintains foreign exchange forward and swap contracts to hedge against the risk of fluctuations in foreign currencies. For discussion of the Company's use of hedging instruments, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Exchange Rate Risk".

      The following table presents the working capital position (net) in local currencies as of December 31, 2004. All amounts are expressed in thousands of Chilean pesos.

                                                      Other      Argentine   Peruvian   Brazilian
                            U.S. dollars   Euros    currencies     pesos       sols       reals
                            ------------   ------   ----------   ---------   --------   ----------
                                                (in thousands of constant Ch$)
Working capital in
foreign currencies
(net)(1)................       3,400,993   71,394    8,038,203   4,696,772    265,211   20,447,351

(1) working capital in foreign currencies (net) is the difference between current assets and current liabilities in each of the currencies shown in the above table.

      In addition, CCU, an equity-method investment, maintains working capital in foreign currencies. As of December 31, 2004, CCU's working capital in foreign currencies (net) was Ch$27,178 million in U.S. dollars (net liabilities), Ch$7,379 million in Argentine pesos (net assets) and Ch$13 million in other foreign currencies (net assets).

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

      The classification of the Bank's loan portfolio for Chilean GAAP purposes and for allowances for loan losses under U.S. GAAP is determined through statistical modeling and estimates. Informed judgments must be made when identifying deteriorating loans, the probability of default, the expected loss, the value of collateral and current economic conditions. Even though Banco de Chile considers its allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to the allowances may be required in the future due to changes in the value of collateral, the amount of cash to be received or other economic events.

      On January 1, 2004, Chilean banks were required to reassess their allowance for loan losses in accordance with Circular No. 3,246 issued by the SBIF, which contemplates a new methodology to determine allowances for loan losses. This new regulation did not adversely affect Banco de Chile's financial position or results of operations; however, there was an increase in the number of categories of payment capability with the objective of more closely aligning the allowance with the likely cash flows to be received in the future. The classification of the bank's loan portfolio is determined based on a systematic ongoing review and evaluation performed as part of the credit-risk evaluation process, estimated fair value and adequacy of collateral and other pertinent factors. Additionally, in the past, Chilean banks were also permitted to maintain voluntary reserves in excess of the minimum required amount so as to provide additional coverage for potential loan losses. Under the new regulations, banks are not permitted to have voluntary reserves in order to reduce the subjectivity involved in the determination of the allowance.

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

      Fair value accounting

      A portion of Banco de Chile's assets and liabilities are carried at fair value. Under both Chilean GAAP and U.S. GAAP, financial instruments are stated at fair value, except for those classified as "held-to-maturity" under U.S. GAAP, which are carried at amortized cost. Under U.S. GAAP, derivative financial instruments are recorded at fair value and assets received in lieu of payment are recorded at fair value less their estimated cost of sale. Fair values are based on quoted market prices or, if not available, on internally developed pricing models informed by independently obtained market information. If market information is limited or in some instances not available, management applies its professional judgment. Other factors that may also affect estimates are incorrect model assumptions, market dislocations and unexpected correlations. Notwithstanding the level of subjectivity inherent in determining fair value, we believe our estimates of fair value are adequate. The use of different models or assumptions could lead to changes in our reported results.

Food and Beverage

      Allowance for Doubtful Accounts

      The allowance for doubtful accounts is based upon the assessment of probable loss related to overdue accounts receivable. A 100% provision is applied for those customers that are 180 days overdue in the case of CCU and 90 days overdue in respect of Indalsa.

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

Telecommunications

      Revenue Recognition

Telefonica del Sur's revenues include income from contract fees and services rendered but not billed at each period end, which have been valued at contracted rates existing at each respective period end.

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

      Price-level restatement

      Chilean GAAP requires that financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. The Company's consolidated financial statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities and all equity accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end. The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on monetary assets and liabilities. For comparative purposes, the historical December 31, 2002 and 2003 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2004. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

      The application of Chilean foreign currency translation standard Technical Bulletin No. 64 with respect to the translation of non-Chilean operations is part of the comprehensive basis of preparing of price-level adjusted financial statements required by Chilean GAAP. The inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, have not been eliminated. The U.S. Securities Exchange Commission has confirmed that they do not object to the view that the adjustments made in respect of investments in unstable countries are part of a comprehensive basis of adjusting for inflation. Accordingly, differences between Technical Bulletin No. 64 and SFAS No. 52 do not need to be eliminated in the reconciliation to U.S. GAAP. If the Company applied SFAS No. 52 instead of Technical Bulletin No. 64, significant differences would result:

      - As the methodology used to determine both the Company's and its subsidiaries functional currencies differs under SFAS No. 52, it is probable that the local currency would be considered the functional currency of the Company's foreign subsidiaries instead of the U.S. dollar.

      - Income statement amounts would be translated using the actual or average exchange rates instead of the closing rates.

      - Gains or losses recorded in net income for the period related to foreign currency denominated assets and liabilities may vary significantly.

      Recoverability of Tangible Assets

      The Company assesses the permanent impairment of tangible assets and investments whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors it considers important which could trigger an impairment review include the following:

      - significant underperformance relative to expected historical or projected future operating results;

      - significant changes in the use of the acquired assets or the strategy for the overall business;

      -     significant negative industry or economic trends.

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

      On January 1, 2004, in accordance with Circular No.3,246 of the Superintendency of Banks and Financial Institutions, the new standards on determination of Loan Loss Provisions established in Chapter 7-10 of this Superintendency's accounting rules became effective. Application of this new criterion for determining provisions did not have a significant effect on the financial situation of Banco de Chile and its subsidiaries presented in these consolidated financial statements. In addition, Banco de Chile redesignated the voluntary provisions recorded as of December 31, 2003 to the additional provisions category in conformity with the new regulations.

      For U.S. GAAP purposes, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002, which applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. In addition to the transitional impairment test required by the standard, which was performed during 2002 and which did not result in any impairment, the Company must perform the required impairment test annually. The Company is required to apply the new standard prospectively.

U.S. GAAP RECONCILIATION

      The differences between Chilean GAAP and U.S. GAAP as they affected the Company's results for the three years in the period ended December 31, 2004 principally related to accounting for (i) the consolidation of banking operations, (ii) the recognition of goodwill and other purchase accounting adjustments resulting from the step acquisitions of Banco de Chile and Banco Edwards and their subsequent merger and the subsequent amortization of such differences, (iii) investments accounted for by the equity method, (iv) price-level restatement, (v) investment securities, and (vi) deferred income taxes.

      Consolidation of Banking Operations

      Under Chilean GAAP, banking operations are not generally consolidated with non-financial businesses in Chile primarily due to the dissimilarity of both the nature of the businesses and the related accounting policies. However, under U.S. GAAP, all majority-owned subsidiaries, including the Company's banking subsidiaries, must be consolidated. Note 27 to the financial statements presents the effects of consolidating the Company's banking operations under Chilean GAAP.

      Recognition of goodwill and other purchase accounting and merger adjustments

      Under Chilean GAAP, the Company recorded assets acquired and liabilities assumed from the step acquisitions of Banco de Chile and Banco Edwards at their historical carrying values. The excess of the purchase price over carrying values is recorded as goodwill.

      Under U.S. GAAP, the Company has allocated the purchase price between the fair value of the identifiable assets assumed and identifiable liabilities acquired as of the acquisition date. Any remaining unidentifiable excess amount of the purchase price is recorded as goodwill. Included in the fair value of the assets are identifiable intangible assets, such as the brand name and the value of the banks' long-term customer relationships. Goodwill must be allocated to reporting units and tested for impairment. The Company tests goodwill, including those amounts related to its banking operations, for impairment annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed at the reporting-unit level, which is generally one level below the each of business segments included in our audited consolidated financial statements. The test consists of two parts. The first of which is a test comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is conducted to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit goodwill is calculated and compared to the carrying amount of goodwill recorded in our financial records. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income.

      The fair values of the reporting units are determined using discounted cash flow models based on each reporting unit's internal forecasts.

      Based on the above analyses under U.S. GAAP goodwill related to the Company's investment in Madeco was determined to be impaired during the years ended December 31, 2002 and 2003, and as a result a corresponding charge was taken to income. Goodwill was determined not to be impaired as of December 31, 2004, nor was any goodwill written-off and 2004.

      The initial goodwill and intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. Impairment is recognized earlier whenever warranted. For a further discussion of accounting practices for goodwill under U.S. GAAP, see Note 27 to the Consolidated Financial Statements.

      Investments accounted for by the equity method

      The Company records certain investments using the equity method under both Chilean and U.S. GAAP. Under the equity method, the carrying amount of an investment is initially recorded at cost and is displayed in a separate caption on the balance sheet and income statement of the investor. The carrying value is adjusted to recognize the investor's share of changes in the carrying amount of the investee determined subsequent to the date of investment. The Company's equity participation in the increases or decreases in the carrying value of such investments is generally included in the determination of net income by the investor. However, the Company is required to adjust an investee's Chilean GAAP financial statements to U.S. GAAP in order to determine its equity participation in the net income of the investment under U.S. GAAP. There are significant differences in accounting criteria applied under Chilean GAAP as compared to U.S. GAAP in the Company's equity method investments in CCU and Banco de Chile.

      In CCU, the main U.S. GAAP differences in accounting criteria relate primarily to deferred income taxes, goodwill and trademark amortization, employee severance indemnities and the capitalization of interest cost.

      Similarly, due to basis differences that exist in the carrying values of investments in other companies that the Company holds, differences exist in the amount of gain or loss that is recorded under U.S. GAAP and Chilean GAAP when the investment is sold.

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

      Although the cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2004 was only approximately 6.6%, the inclusion of price-level adjustments in the Company's consolidated financial statements is considered appropriate under the prolonged inflationary conditions that have affected the Chilean economy in the past. Therefore, the Company has not eliminated the effect of price-level changes in its reconciliation to U.S. GAAP.

      Investment Securities

      The Company held a 5.7% ownership interest in Entel as of December 31, 2002, 2003 and 2004. Under Chilean GAAP, this investment is recorded based on the Company's equity participation in the net income and net equity of Entel. Under U.S. GAAP, these investments would be classified as available-for-sale marketable securities with unrealized gains and losses included in a separate component of shareholders' equity, while realized gains and losses on sale of such investment securities are included in the results from operations.

      Deferred Income Taxes

      On January 1, 2000, the Company began to apply Technical Bulletin No.60 of the Chilean Association of Accountants concerning deferred taxes. Technical Bulletin No.60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For U.S. GAAP purposes, in prior years the Company had applied SFAS 109, "Accounting for Income Taxes", whereby income taxes are also recognized using substantially the same asset and liability approach, with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the assets and liabilities based on rates at the time that the temporary differences are expected to reverse.

      Prior to the implementation of Technical Bulletin No. 60, the Company had not recorded deferred income taxes under Chilean GAAP to the extent that the timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature. Because the effects of deferred income taxes are only recognized in the results of operations for temporary differences arising after January 1, 2000, after that date, Chilean GAAP and U.S. GAAP differ primarily due to the recognition for U.S. GAAP purposes of the reversal of deferred income taxes included in the U.S. GAAP reconciliation in prior years.

      Investments held in other companies and sales of interests in other companies

      Under Chilean GAAP, the investments held in other companies are reported in the financial statements at the lower of restated cost or market value. Unrealized losses on such investments are reflected in the statements of income.

      Under U.S. GAAP, investments in other companies are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, a separate component of shareholders' equity, net of the deferred income tax effects.

      Due to differences in carrying value in the interests in other companies that the Company holds, when the Company sells such investments, there is a difference in the amount of gain or loss that is recorded under U.S. GAAP and Chilean GAAP.

      Derivative Instruments

      Under Chilean GAAP the Company's banking operations account for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses on these instruments recognized in other income. As required by the guidelines issued by the SBIF, forward contracts between the U.S. dollar and the Chilean peso, or the UF, are valued at the closing spot exchange rate at each balance sheet date, with the initial discount or premium being amortized over the life of the contract. Interest rate swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate, except for interest rate and cross currency swaps designated as a hedge of the foreign investment portfolio, which are recorded at their estimated fair market values. Under U.S. GAAP, Banco de Chile's entire portfolio of swap agreements are recorded at their estimated fair value and forward contracts between the U.S. dollar and the Chilean peso, or the UF, at the fair value based on the forward exchange rate.

      Additionally, certain of the Company's subsidiaries are required to separately measure embedded derivatives included within host contracts as freestanding derivative instruments at their estimated fair values. All changes in fair value of such instruments are recognized in earnings when they occur.

B.   LIQUIDITY AND CAPITAL RESOURCES

General

      As a holding company, Quinenco's income and cash flow and its ability to pay debt obligations and dividends depends primarily upon the receipt of dividends and other capital distributions from its subsidiaries, equity investments, other investments accounted for under the cost method and related companies and, to a certain extent, on the periodic sale of investments. The payment of dividends by such subsidiaries, equity investments and related companies is in certain instances subject to restrictions and is contingent upon their earnings and cash flows.

      Some of the Company's loan agreements contain contractual restrictions on the ability of subsidiaries to transfer funds to the parent company in certain specific situations, such as negative covenants on the payment of dividends or advances. However, Quinenco does not believe that any of these covenants or restrictions will have any material impact on its ability to meet its cash obligations. Note 27 to the consolidated financial statements provides a description of restrictions which limit the payment of dividends.

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

CASH AND CASH EQUIVALENTS

                                                  2002        2003         2004
                                                ------      ------       ------
                                                  (in millions of constant Ch$)
Madeco.......................................    8,032       5,556       12,872
Indalsa......................................       92       8,259        1,813
Telefonica del Sur...........................    2,011       1,944        8,206
Hoteles Carrera..............................      175       6,240          939
Quinenco & intermediate holding co. .........   86,058      35,717       18,600
                                                ------      ------       ------
       Total.................................   96,368      57,716       42,430
                                                ======      ======       ======

      At December 31, 2004, the Company had cash and cash equivalents totaling Ch$42,430 million on a consolidated basis and Ch$10,716 million on a non-consolidated basis. This compares to Ch$57,716 million on a consolidated basis and Ch$28,617 million on a non-consolidated basis at December 31, 2003 and Ch$96,368 million on a consolidated basis and Ch$62,093 million on a non-consolidated basis at December 31, 2002.

DIVIDEND INCOME

         The following table shows dividends received by the Company from its investments in 2002, 2003 and 2004:

                                                                    % of Economic       Amount Corresponding to
                                                                  Interest Owned by       Quinenco's Economic
                                                Dividends Paid      Quinenco (1)               Interest
                                                --------------    -----------------     -----------------------
                                                        (in millions of constant Ch$, except percentages)
                    2004
                    ----
Banco de Chile...............................       Ch$130,550                 29.9%                  Ch$39,208
CCU..........................................           28,886                 30.8                       8,463
Telefonica del Sur...........................            4,481                 73.7                       3,240
Entel........................................           21,480                  5.7                       1,237
Others.......................................              n/a                  n/a                         144
Eliminations.................................              n/a                  n/a                      (3,240)
                                                                                                  -------------
       Total.................................              n/a                  n/a                   Ch$49,052
                                                                                                  =============

                    2003
                    ----
Banco de Chile...............................        Ch$53,948                 29.2%                  Ch$15,885
CCU..........................................          192,999                 30.8                      59,560
Telefonica del Sur...........................            4,326                 73.6                       3,097
Entel........................................           16,004                  5.7                         892
Others.......................................              n/a                  n/a                          80
Eliminations.................................              n/a                  n/a                      (3,097)
                                                                                                  -------------
       Total.................................              n/a                  n/a                   Ch$76,417
                                                                                                  =============

                    2002
                    ----
Banco de Chile...............................       Ch$100,490                 29.2%                  Ch$22,121
CCU..........................................           23,913                 30.8                       6,854
Telefonica del Sur...........................            4,985                 73.6                       3,408
Entel........................................           12,194                  5.7                         614
Others.......................................              n/a                  n/a                         710
Eliminations.................................              n/a                  n/a                      (3,408)
                                                                                                  -------------
       Total.................................              n/a                  n/a                   Ch$30,299
                                                                                                  =============

(1)   Directly or indirectly

OPERATING ACTIVITIES

      Consolidated cash flow provided by operating activities was Ch$57,831 million in 2004, compared to cash flow provided by operating activities of Ch$66,463 million and Ch$31,065 million in 2003 and 2002, respectively.

      Operating Activities - 2004

      In 2004, cash flow provided by operating activities totaled Ch$57,831 million. The main components of cash flow generated by operating activities in 2004 mainly consisted of dividend income of Ch$49,052 million (see "Dividend Income" table in this section) and collection of accounts receivable (net of payments to suppliers and personnel) of Ch$42,728 million. Collection of accounts receivable (net), of which Ch$53,606 million corresponded to Telefonica del Sur's and Madeco's operations, was partially offset by net payments to suppliers and personnel of Ch$10,878 million made by Quinenco and intermediate holding companies. Cash flow provided by operating activities was partially offset by cash flow used in operating activities, which mainly consisted of interest paid of Ch$26,683 million and VAT taxes and other similar items paid of Ch$11,693 million.

      The negative variation of Ch$8,632 million in cash flow provided by operating activities between 2004 and 2003 is attributable to a decrease in dividend income of Ch$27,365 million, the effect of which was partially offset by a reduction in the amount of interest, VAT taxes and other expenses paid during the year, as well as an increase in the collection of accounts receivable (net), the sum of which amounted to an increase of Ch$15,130 million compared to 2003. The variation in dividend income between the two years is mainly explained by an extraordinary dividend of Ch$53,106 million paid by CCU in 2003. Interest paid decreased by Ch$5,107 million, mostly in relation to the divestment of Lucchetti Chile and lower indebtedness at Madeco. The decline in VAT taxes and other similar items paid is primarily attributable to the sale of Lucchetti Chile. Other expenses decreased as a result of the reductions in other expenses paid at Madeco and Telefonica del Sur. Accounts receivable collections increased at both Madeco and Telefonica del Sur by Ch$4,659 million and Ch$5,728 million, respectively, although at the consolidated level, this was partially offset by the sale of Lucchetti Chile which explained a reduction in the same account of Ch$7,395 million.

      Operating Activities - 2003

      In 2003, cash flow provided by operating activities totaled Ch$66,463 million. The main components of cash flow generated by operating activities in 2003 mainly consisted of dividend income of Ch$76,417 million (see "Dividend Income" table in this section) and collection of accounts receivable (net of payments to suppliers and personnel) of Ch$39,103 million. Collection of accounts receivable (net), of which Ch$43,219 million corresponded to Telefonica del Sur's and Madeco's operations, were partially offset by net payments to suppliers and personnel of Ch$7,295 million made by Quinenco. Cash flow provided by operating activities was partially offset by cash flow used in operating activities, which mainly consisted of interest paid of Ch$31,790 million and VAT taxes and other similar items paid of Ch$14,605 million.

      The variation of Ch$35,398 million in cash flow provided by operating activities between 2003 and 2002 is attributable to various factors, the most relevant of which was an increase in dividend income of Ch$46,118 million, mainly attributable to an extraordinary dividend paid by CCU. In addition, interest paid decreased by Ch$13,305 million, mainly in relation to Madeco as a result of its financial restructuring, and to Quinenco and intermediate holding companies, as well as the deconsolidation of Lucchetti Chile. Quinenco and intermediate holding companies decreased the amount of interest paid as a result of lower indebtedness levels and a decline in prevailing interest rates. VAT taxes and other similar items paid decreased by Ch$9,087 million, almost entirely attributable to Madeco's operations.

      The increase in cash flow provided by operating activities was partially offset by a decrease in collection of accounts receivable (net of payments to suppliers and personnel) of Ch$19,661 million and a reduction in financial income of Ch$11,697 million. The decrease in collection of accounts receivable (net of payments to suppliers and personnel) mainly corresponded to Madeco's operations as a consequence of its lower sales level and slower turnover, partially offset by an increase in collection of accounts receivable (net of payments to suppliers and personnel) due to the deconsolidation of Lucchetti Chile. The decline in financial income was mostly attributable to Quinenco's and Madeco's operations in connection with lower average cash and cash equivalent balances maintained throughout 2003, as well as lower prevailing interest rates.

      Operating Activities - 2002

      In 2002, cash flow provided by operating activities totaled Ch$31,065 million. The principal components of cash flow generated by operating activities in 2002 were dividend income of Ch$30,299 million (see "Dividend Income" table in this section), collection of accounts receivable (net of payments to suppliers and personnel) of Ch$58,763 million and financial income of Ch$14,573 million. Collection of accounts receivable (net of payments to suppliers and personnel) mainly corresponded to Madeco's and Telefonica del Sur's operations of Ch$70,117 million, partially offset by net payments to suppliers and personnel made by Quinenco and intermediate holding companies of Ch$11,456 million. Financial income was mostly attributable to Quinenco's and Madeco's operations. Cash flow provided by operating activities was partially offset by cash flow used in operating activities which mainly consisted of interest paid of Ch$45,095 million and VAT taxes and other similar items paid of Ch$23,692 million.

INVESTING ACTIVITIES

      In 2004, consolidated cash flow used in investing activities was Ch$31,021 million, compared to cash flow provided by investing activities of Ch$12,260 million and Ch$908 million in 2003 and 2002, respectively.

      Investing Activities - 2004

      In 2004, cash flow of Ch$50,725 million was used to invest in other companies, primarily the purchase of 11.4% of the shares of Almacenes Paris for Ch$35,398 million and Ch$15,327 million in other investments, including a 50% interest in Calaf S.A.. Investment in property, plant and equipment amounted to Ch$19,112 million, mainly attributable to investments made by Madeco and Telefonica del Sur, which totaled Ch$15,414 million. The cash flow used in investing activities was partially offset by proceeds of Ch$11,400 million from the sale of Lucchetti Chile and proceeds from the sale of other investments of Ch$28,665 million, primarily related to the liquidation of financial instruments held by Madeco (see table "Proceeds from Sales of Investments" in this section).

      Investing Activities - 2003

      In 2003, the main components of cash flow provided by investing activities were funds provided by other investing activities (net) of Ch$38,673 million, proceeds from the sale of investments of Ch$20,913 million and proceeds from the sale of property, plant and equipment of Ch$16,152 million (see table "Proceeds from Sales of Property, Plant and Equipment" in this section). Cash flow provided by other investing activities (net) mostly consisted of a settlement payment of Ch$36,936 million received by Quinenco from its former partner in IRSA in connection with the arbitration process that was concluded in early 2003. Proceeds from the sale of other investments were almost entirely attributable to the liquidation of financial instruments held by Madeco (see table "Proceeds from Sales of Investments" in this section). Proceeds from the sale of property, plant and equipment mainly corresponded to the sale of the Hotel Carrera building and grounds in November 2003 for Ch$14,478 million.

      Cash flow provided by investing activities was partially offset by investments in financial instruments of Ch$50,054 million, of which Ch$49,981 million corresponded to Madeco, and additions to property, plant and equipment of Ch$12,457 million of which Ch$7,494 million and Ch$3,566 million corresponded to fixed asset additions at Telefonica del Sur and Madeco, respectively.

      Investing Activities - 2002

      In 2002, the main components of cash flow provided by investing activities were funds provided by other investing activities (net) of Ch$22,005 million and proceeds from the sale of property, plant and equipment of Ch$2,869 million (see table "Proceeds from the Sale of Property, Plant and Equipment" in this section), partially offset by additions to property, plant and equipment of Ch$23,691 million. Cash flow provided by other investing activities (net) mostly consisted of a receipt of a note receivable at Quinenco for Ch$21,408 million related to the Banco Edwards share acquisition in 1999. Cash flow used in investing activities in 2002 was primarily related to additions to plant, property and equipment of Ch$14,870 million at Telefonica del Sur and Ch$6,627 million at Madeco.

PROCEEDS FROM SALES OF PROPERTY, PLANT AND EQUIPMENT

      The following table shows proceeds received by the Company from the sales of property, plant and equipment in 2002, 2003 and 2004:

                                                          2002        2003        2004
                                                      --------   ---------   ---------
                                                       (in millions of constant Ch$)
Madeco............................................      Ch$834    Ch$1,098      Ch$986
Indalsa...........................................          90          47         984
Telefonica del Sur................................       1,657          37         208
Hoteles Carrera...................................         211      14,479         781
Quinenco & intermediate holding co. ..............          77         491       1,252
                                                      --------   ---------   ---------
       Total......................................    Ch$2,869   Ch$16,152    Ch$4,211
                                                      ========   =========   =========

PROCEEDS FROM SALES OF INVESTMENTS

      The following table shows proceeds received by the Company from the sales of investments in 2002, 2003 and 2004:

                                                          2002        2003        2004
                                                      --------   ---------   ---------
                                                       (in millions of constant Ch$)
Madeco............................................        Ch--   Ch$20,837   Ch$28,665
Indalsa...........................................          --          --      11,400
Telefonica del Sur................................          --          --          --
Hoteles Carrera...................................          --          --          --
Quinenco & intermediate holding co. ..............         622          76          --
                                                      --------   ---------   ---------
       Total......................................      Ch$622   Ch$20,913   Ch$40,065
                                                      ========   =========   =========

FINANCING ACTIVITIES

      Madeco, Telefonica del Sur, Indalsa, Banco de Chile, CCU, Hoteles Carrera and Habitaria generally do not rely on each other or on Quinenco for financing except that they may rely on Quinenco when significant new capital or other expenditures are to be made. When intercompany financing is needed, it is generally provided by Quinenco to such companies (or to intermediate holding companies) by means of capital contributions or loans. Quinenco, its intermediate holding companies, subsidiaries and affiliates may periodically borrow from the Company's bank in the ordinary course of business on commercial terms and on an arms' length basis.

      Quinenco believes that it has access to local and international funding such as short-term and long-term bank borrowings, bonds and capital markets in order to fund its investment programs.

      The cash flows of Banco de Chile, CCU, Entel and Habitaria, which are accounted for under the equity method, are not included in the Company's consolidated statements of cash flows.

      In 2004, consolidated cash flow used in financing activities was Ch$41,433 million, compared to cash flow used in financing activities of Ch$102,186 million in 2003 and cash flow provided by financing activities of Ch$5,311 million in 2002.

      Financing Activities - 2004

      The treasury policy of the Company is to invest excess cash in highly liquid financial instruments issued by highly rated financial institutions in Chile and abroad. Investments are primarily made in Chilean pesos and U.S. dollars.

      In 2004, the main use of cash flow from financing activities was payments of loans (net of new borrowings), which amounted to Ch$53,882 million and mainly corresponded to payments made by LQIF and intermediate holding companies. In addition, LQIF repaid a loan to a related company amounting to Ch$40,614 million. Quinenco paid cash dividends of Ch$18,849 million in 2004. Cash flow provided by financing activities mainly consisted of a net increase of Ch$64,104 million in bonds payable. In 2004, LQIF and Madeco issued bonds (net of costs) amounting to Ch$114,714 million and Ch$30,563 million, respectively, in the Chilean market. Bond obligations were partially offset by payments made by Quinenco, Madeco and Telefonica del Sur of Ch$81,173 million. Additional cash flow provided by financing activities was primarily related to a capital increase of Ch$10,173 million contributed by minority shareholders at Madeco.

      Financing Activities - 2003

      In 2003, the main use of cash flow from financing activities was payments of loans and bonds (net of new borrowings and issuances), which amounted to Ch$160,789 million and mainly corresponded to payments made by Madeco, Quinenco and intermediate holding companies. Net cash flow used in financing activities was partially offset by contributions by minority shareholders to Madeco's 2003 capital increase of Ch$45,932 million. Cash flow provided by financing activities also included an increase of Ch$14,141 million in accounts payable to related companies, mainly consisting of a US$19 million (value at transaction date) loan made by a financial entity related to Quinenco's controlling shareholder, Andsberg Finance Corporation Ltd., to an intermediate holding company of Quinenco.

      Financing Activities - 2002

      In 2002, the main source of cash flow provided by financing activities was borrowings from banks, which amounted to Ch$145,544 million, mostly corresponding to loans obtained by intermediate holdings companies related to the acquisition of Banco de Chile and the restructuring of Madeco's debt. Other sources of cash flow provided by financing activities included related party financing for Ch$47,071 million. The main uses of cash flow from financing activities were reductions in the bank borrowings of intermediate holding companies and Madeco of Ch$166,104 million, dividends paid of Ch$8,190 million and a net decrease in bonds payable totaling Ch$17,879 million, of which Ch$6,992 million corresponded to repayments made by Quinenco and Ch$8,949 million to repayments made by Telefonica del Sur.

      Related party financing of Ch$47,071 million primarily consisted of a loan made by a financial entity related to Quinenco's controlling shareholder, Andsberg Finance Corporation Ltd., to LQIF, a wholly-owned subsidiary of Quinenco. Dividend payments, which amounted to Ch$8,190 million in 2002, are mainly attributable to dividend payments made by Quinenco of Ch$6,585 million and dividend payments by Telefonica del Sur to minority shareholders of Ch$1,576 million.

DEBT STRUCTURE

      As of December 31, 2004, approximately 74.2% of the Company's Ch$592,319 million in outstanding liabilities consisted of long-term interest bearing debt. The Company's outstanding long-term bank loans (excluding the current portion of long-term debt of Ch$39,960 million) which totaled Ch$189,350 million in 2004, generally consist of borrowings by Quinenco and intermediate holding companies, Madeco and Telefonica del Sur for periods up to five years. Approximately 9.3% of these long-term bank facilities were dollar-denominated with interest rates averaging 4.1% and 90.7% were Chilean UF-denominated with interest rates averaging 3.4%. The average interest rate of U.S. dollar-denominated debt was 3.1% and the average interest rate of Chilean UF-denominated debt was 4.5% in the year 2003. Additionally, the Company has long-term bond obligations denominated in Chilean UF, which at December 31, 2004 amounted to Ch$242,348 million. The average terms of the bond obligations are between five and twenty-one years. The average interest rate of long term bond obligations was 4.9% in 2004. 35.8% of the Company's bond obligations will mature within the next three years.

      As of December 31, 2004, the Company's outstanding short-term bank loans totaled approximately Ch$23,647 million, which represented 4.0% of the Company's outstanding liabilities. The Company's outstanding short-term bank loans mostly consist of borrowings by Madeco and Quinenco under unsecured revolving credit facilities provided by Chilean and U.S. commercial banks. At December 31, 2004, the Company had no committed credit lines. Approximately 45.6% of short-term facilities were dollar-denominated with interest rates which averaged 4.1% and 30.8% were Chilean UF-denominated with interest rates which averaged 4.6%. In 2003, approximately 30.4% of these short-term facilities were dollar-denominated with interest rates which averaged 3.6% and 39.5% were Chilean UF-denominated with interest rates which averaged 4.2%.

      The Company's total dollar-denominated liabilities amounted to Ch$44,865 million at December 31, 2004, compared to Ch$115,261 million at December 31, 2003. The Company's total debt to capitalization ratio decreased to 41.8% at December 31, 2004 from 44.7% at December 31, 2003.

      At December 31, 2004, the Company's net consolidated dollar-denominated assets (after deducting dollar-denominated liabilities) were Ch$92,811 million, compared to net consolidated dollar-denominated assets of Ch$81,346 million in 2003.

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

      The following table shows the Company's financial debt structure consisting of interest bearing bank debt and bond debt in 2002, 2003 and 2004:

                                                            2002          2003          2004
                                                      ----------    ----------    ----------
                                                          (in millions of constant Ch$)
Madeco............................................    Ch$223,342    Ch$150,189    Ch$119,245
Indalsa...........................................        50,841        46,409            --
Telefonica del Sur................................        69,489        59,742        59,142
Hoteles Carrera...................................         4,799           300            --
Quinenco & intermediate holding co. ..............       414,432       338,289       347,220
                                                      ----------    ----------    ----------
       Total......................................    Ch$762,903    Ch$594,929    Ch$525,607
                                                      ==========    ==========    ==========

FINANCIAL COVENANTS AND OTHER RESTRICTIONS

      The Company is subject to certain financial covenants and restrictions with respect to its existing agreements with banks and bondholders. The Company believes that it is in compliance with all of the financial covenants and restrictions associated with its credit facilities and bond issuances as of December 31, 2004. For further information on financial covenants and other restrictions, see Note 16 d) to the Consolidated Financial Statements.

CAPITAL EXPENDITURES AND OTHER INVESTMENTS

      The following table sets forth the capital expenditures and other investments made by each of the Company's principal businesses for the years ended December 31, 2002, 2003 and 2004:

Capital Expenditures and Other Investments                  2002          2003          2004
                                                      ----------    ----------    ----------
                                                           (in millions of constant Ch$)
Quinenco and Consolidated Subsidiaries
Madeco (Manufacturing) ...........................      Ch$6,445      Ch$3,584      Ch$6,445
Telefonica del Sur (Telecommunications) ..........        14,868         7,672         8,977
Indalsa (Food  and Beverage)......................         1,864           333         7,723
Hoteles Carrera (Real Estate and Hotel
 Administration) .................................           149           266            18
Quinenco and others...............................           811           798        46,674
                                                      ----------    ----------    ----------
Total ............................................     Ch$24,318     Ch$12,653     Ch$69,837
                                                      ----------    ----------    ----------
Main Equity Investments (1)
CCU (Food and Beverage)...........................        35,814        60,408        36,073
Banco de Chile (Financial Services) ..............        15,772        11,493        19,854
                                                      ----------    ----------    ----------
Total.............................................     Ch$51,586     Ch$71,901     Ch$55,927
                                                      ==========    ==========    ==========

___________________
(1) Represents Quinenco's main equity investments, all of which are either controlled directly by Quinenco or indirectly by Quinenco in conjunction with strategic partners.

EXPANSION PLANS; FUTURE CAPITAL EXPENDITURES

      The following table sets forth the total capital expenditures currently planned to be made by the Company and its principal businesses for the years ending December 31, 2005, 2006 and 2007:

Planned Capital Expenditures 2005 - 2007                    2005          2006          2007
                                                      ----------    ----------    ----------
                                                           (in millions of constant Ch$)
Quinenco and Consolidated Subsidiaries
Madeco (Manufacturing)............................      Ch$6,056      Ch$5,935      Ch$5,935
Telefonica del Sur (Telecommunications)...........        10,059         7,910         8,784
Quinenco and others (1)...........................            --            --            --
                                                      ----------    ----------    ----------
Total.............................................     Ch$16,115     Ch$13,845     Ch$14,719
                                                      ==========    ==========    ==========
Main Equity Investments
CCU (Food and Beverage)...........................     Ch$56,718     Ch$30,406     Ch$68,926
Banco de Chile (Financial Services)...............        42,594        21,755        15,679
                                                      ----------    ----------    ----------
Total.............................................     Ch$99,312     Ch$52,161     Ch$84,605
                                                      ==========    ==========    ==========

(1) Capital expenditures for Quinenco, intermediate holding companies, subsidiaries and equity investments do not include future acquisitions for the years 2005-2007. Historically, capital expenditures used for acquisitions have been significant, though they may vary.

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

      Quinenco. Capital expenditures in 2005 through 2007 do not include further acquisitions that could be made by Quinenco or its intermediate holding companies as these amounts are not readily estimated and depend on many factors outside of the Company's control.

      Banco de Chile. Banco de Chile has planned capital expenditures amounting to Ch$80,028 million for the three year period 2005-2007. Planned capital expenditures are related to investment in technology, including an upgrade of the core technology system. In addition, Banco de Chile plans to maintain and improve its existing branch network infrastructure. Capital expenditures for the three-year period will be financed with internally generated funds.

      CCU. CCU plans to make an aggregate of approximately Ch$156,050 million in capital expenditures over the 2005-2007 period, mainly to adapt, update and increase production capacity, install new bottling lines, enhance environmental protection, optimize its distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth. Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets. CCU expects to fund its capital expenditures through a combination of internally generated funds and long term indebtedness.

      Madeco. Madeco's capital expenditures for the years 2005 to 2007 are estimated to total Ch$17,926 million. Capital expenditures for the three year period related to the company's wire and cable business unit are expected to be Ch$8,252 million, to the brass mills business unit, Ch$4,314 million, to the flexible packaging business unit, Ch$4,342 million and to the aluminum profiles business unit, Ch$1,018 million. The planned capital expenditures are generally to maintain and upgrade production facilities and machinery and equipment used in production processes.

      Telefonica del Sur. Telefonica del Sur's capital expenditures planned for 2004, 2005 and 2006 relate to the expansion of its telephony business based in the south of Chile. Telefonica del Sur plans to continue investing in the development of businesses related to Internet, wide band wireless networks utilizing WIFI and Bluetooth technology, data networks and telesecurity services. It will also continue to invest in those areas where its considers that fixed line growth potential exits. Telefonica del Sur expects to finance its capital expenditures mainly through internally generated funds.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      The Company does not own patents, licenses to technology, copyrights or other intellectual property, nor is it involved in any research and development. The Company has not spent any money on research and development during the three year period immediately preceding the date of this annual report.

D. TREND INFORMATION

      Economic Overview

      The Company's lines of business and results of operations are, to a large extent, dependent on the overall level of economic activity and growth in Chile. Of the total aggregate revenues of the Company's main operating companies (excluding Banco de Chile), which amounted to Ch$803,149 million in 2004, approximately 78% were made in Chile. In addition, Banco de Chile mainly operates in Chile, deriving approximately 98% of its net income from domestic operations. In addition to Chile, Madeco is dependent on the overall level of economic activity and growth in Brazil, Argentina and Peru, and CCU is dependent on the overall level of economic activity in Argentina.

      Chile. In the context of a strong world economy and an improvement in the terms of exchange, the Chilean economy experienced growth of 6.1% in 2004. An increase in export prices, especially copper, served to help create a current account and fiscal account surpluses. The strong external conditions and historically low interest rates also helped stimulate internal demand, which grew by 7.9%, and boosted investment levels and consumption by 12.7% and 5.6%, respectively. In 2005, the economy is expected to maintain this momentum, and gross domestic product growth is estimated to grow at 5.8%, despite high fuel prices and restrictions on gas imports from Argentina, according to economists surveyed by the Central Bank of Chile.

      Argentina. After four years of a severe recession, Argentina experienced robust growth for the second consecutive year. In 2004, double digit internal demand helped contribute to an economic growth rate of 9%. In addition, the Argentine government successfully renegotiated its outstanding external debt, the payments of which had been suspended since 2002. Nonetheless, it has yet to reach an agreement with the IMF and has not demonstrated that it can develop a comprehensive medium and long-term growth plan. Furthermore, unrest among the private business sector and an outbreak of inflation may prevent the country from achieving sustained growth in the future, although economists surveyed by the Central Bank of Argentina expect the economy to grow by 7% in 2005.

      Brazil. Aided by a strong world economy, the Brazilian economy grew by 4.9% in 2004. For the second consecutive year, Brazil maintained a current account surplus and fiscal accounts are well under control. Likewise, the Brazilian real revalued vis-a-vis the U.S. dollar, lessening the impact of U.S. dollar debt service during the year. In 2005, according to economists surveyed by the Central Bank of Brazil, growth should slow to a moderate 3.3% as a result of inflationary pressures which have caused interest rates to rise sharply.

      Quinenco

      As of December 31, 2004, Quinenco's investments in the Financial Services Sector represented approximately 64% of Quinenco's total investments and 60% of total assets at the corporate level. Due to the importance of Quinenco's investments in the financial services sector, the level of income from dividends and participation in net income will depend, to a large extent, on results from this sector.

      The share acquisition of Banco de Chile involved significant cash outlays during 2001, which amounted to Ch$340,340 million (historic value) in 2001, which were financed with debt. Until the debt incurred in connection with the acquisition has been further reduced through sales of non-strategic assets, dividend income and other resources, the Company will continue to incur interest expense associated with the current indebtedness.

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

      Food and Beverage - CCU

      The most significant trend affecting CCU's results of operations currently and during the past five fiscal years has been the prolonged recession in Argentina which culminated in an economic crisis in late 2001, and the stagnated consumption due to the weak economic recovery after its 1999 recession in Chile.

      After four years of recession in Argentina, during 2003 the economy stabilized, evidenced by significant increases in consumption and prices in the beer industry. This positive tendency has continued throughout 2004. However, current prices in U.S. dollar terms are still significantly lower than those prevailing in December 2001, before the Argentine peso devaluation. Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, including the relationship between the federal government and the provinces, regulations in many markets, the resumption of external debt service, as well as the solution of the energy crisis and an increase in investments to support the current economic growth.

      Revenues from CCU Argentina in Chilean pesos are also subject to the volatility of exchange rates of the Chilean peso, U.S. dollar and Argentine peso in any given period, which may also affect the level of income reported from CCU's foreign operations under Chilean GAAP.

      The Chilean economy experienced significant growth of 6.1% in 2004. This positive trend has continued during 2005, with growth of 5.7% during the first quarter and growth between 5.3% and 6.3% expected for the year, according to estimates by the Chilean Central Bank. On the domestic side of the economy, private consumer demand increased 5.6% during 2004, and interest rates continue at relatively low levels. In spite of the favorable economic climate, there can be no assurance that the consumption of CCU's products will grow in the same proportion. Furthermore, CCU's margins have been affected during the first months of 2005 by cost pressures due to higher oil prices and the Argentine gas crisis that has forced it to use diesel oil instead of natural gas, both in Chile and Argentina.

      CCU expects that its wine business will continue to improve its profitability level, both in domestic and export markets, due to the measures CCU has been implementing to rationalize costs and expenses, reduce SKUs, optimize prices and focus on its main export markets.

      In addition, CCU's beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages such as wine and spirits, and non-alcoholic beverages such as soft drinks. Beer consumption in Chile has historically been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. In fact, during the first months of 2005, beer consumption has increased strongly, as well as wine prices. Nevertheless, during the past years, wine price increases have not significantly influenced beer consumption levels due to factors like awareness of the positive effects of moderate wine consumption on health and higher wine quality. Similarly, the price of soft drinks has decreased relative to the price of beer over the past few years, due to lower packaging costs and the introduction of larger packaging formats, which may also affect further growth in beer consumption.

      In recent months, the Argentine government began restricting gas exports to Chile due to supply problems in that country. This situation will have a cost effect on CCU's beer production plants in Chile and Argentina, as well as its soft drinks plants in Chile. Additionally, CCU expects an increase in electrical power costs, related to these same gas restrictions. CCU does not need additional investments because its boilers can work with gas or with alternative fuels, such as diesel oil. Considering the current energy prices, CCU estimates that the higher costs at a consolidated level should not exceed Ch$2,200 million for 2005.

      Manufacturing - Madeco

      In 2003, Madeco underwent a debt restructuring process and a capital increase. Proceeds obtained from the capital increase were used to reduce indebtedness, resulting in a significant improvement in the company's capital structure. The company's capital structure continued to improve in 2004, and indebtedness decreased by a further 21%. In addition, Madeco has taken measures to improve the profitability of its production and commercial operations in its main markets. The company believes that these steps have led to a sustainable recovery in its results, however the cyclical nature of the company's principal businesses will continue to make it vulnerable to the effects that reductions in investment levels in its main markets could have on future results from operations.

      At the beginning of 2002, Madeco closed its cable and brass mills operations in Argentina as a consequence of the economic deterioration and currency devaluation in that country, considerably reducing its exposure in that country. As of December 31, 2004, Madeco had 15.8% of its property, plant and equipment in Argentina and in 2004 and 2003 derived 6.8% and 6.9% of its revenue from its Argentine operations, respectively. While Madeco has partially reopened its plants for cable and brass mills production in Argentina, it cannot determine at this time when levels of demand will have the scale to operate efficiently and whether or not such levels will be sustainable.

      In 2004, Madeco's Brazilian wire and cable business unit generated 46.7% of total wire and cable segment sales and 24.0% of Madeco's total consolidated revenues. Madeco's revenues are dependent on the overall level of economic activity and investment in Brazil and demand from its main customers. Demand for metallic and fiber optic cables by telecom customers, which prior to the year 2001 represented an important part of the unit's sales, only accounted for only than 5% of sales in 2004 and is not expected to recover in the foreseeable future due to, among other things, a lack of investment by telecom operators, the substitution with optical fiber cables and a growing use of wireless telephone communications. Madeco is attempting to diversify its customer base and product offering, focusing on higher value added products, such as specialty cables for industrial use and the shipping industry in order to mitigate the effect of the downturn in demand from the telecom sector over the medium to long-term.

      Revenues from Madeco's foreign operations in Chilean pesos are also subject to the volatility of exchange rates of the Chilean peso, U.S. dollar, the Brazilian real, the Argentine peso and Peruvian Sole in any given period, which may also affect the level of income reported from Madeco's foreign operations under Chilean GAAP.

      While Madeco has access to alternative energy sources, such as oil and liquid gas, which reduce the impact of the gas restrictions which may be imposed on Madeco as a consequence of supply problems in Argentina, the cost of such sources could be higher than its current energy sources and Madeco may not be able to increase its selling prices in response to this potential cost increase.

      Telecommunications - Telefonica del Sur

      In recent years, the rate of growth of mobile telephony has exceeded that of fixed line telephony, and the number of mobile subscribers in Chile is now greater than the number of fixed line telephony subscribers, with an estimated penetration rate of 54%. This substitution from fixed line telephony has tended to diminish Telefonica del Sur's traditional fixed line telephony revenue base, and further strong growth of mobile telephony could negatively affect the company's future revenues associated with basic telephony services. As a consequence, Telefonica del Sur has developed new non-regulated products and services to compensate for the decline in its basic telephony services revenues. These revenues accounted for approximately 20% of Telefonica del Sur's total revenues in 2004, up from 18% in 2003.

      In addition, increased competition in the telecommunications industry has led to, among other things, increased consolidation in the industry. In 2004, Telefonica Movil of Spain acquired Bellsouth's operations and VTR, owned by Liberty Media, acquired Metropolis Intercom and their operations are in the process of being merged. Additionally, two international telecommunications providers, Nextel and Telmex, began to operate in Chile in 2004. Telefonica del Sur expects the trend in increased competition to continue, particularly in connection with the formation of large telecommunications groups.

      During 2004, the Ministry of Transportation and Telecommunications, began to set forth the rates for the regulated services of fixed line and mobile providers for the next five years. Additionally, two initiatives have been introduced by regulators which will establish regulation over voice over internet protocol (VoIP) and network desegregation which will involve all telecommunications providers and are intended to stimulate the development of mobile virtual network operators (MVNO). Telefonica del Sur believes that these initiatives could attract new telecommunications providers to the Chilean industry, further increasing competition within the sector.

      Food and Beverage - Indalsa

      On March 31, 2004, Indalsa sold its principal business, accounting for more than 85% of its consolidated assets, to a local competitor. Indalsa's sole remaining activity is a 50% investment in Calaf, a cookie and candy manufacturer acquired in a joint venture with CCU for Ch$6,656 million (historic value) in January 2004 .

E. OFF-BALANCE SHEET ARRANGEMENTS

      The Company does not have any off-balance sheet arrangements as of December 31, 2004.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      The following tables summarize the Company's contractual and commercial obligations as of December 31, 2004:

                                                                   (in millions of constant Ch$)
Contractual Commitments                       Total   Less than 1 year   2-3 years   4-5 years   More than 5 years
Short term and long term debt               525,347             93,650     140,442     134,398             156,857
Capital lease obligations                     7,531              1,165       1,825         974               3,567
Operating leases                                364                154         210          --                  --
Service contracts                             2,194              2,092         102          --                  --
Other short term and long term
obligations                                  50,014             49,088       2,079         151               1,696
                                            ----------------------------------------------------------------------
Total contractual cash obligations          588,450            146,149     144,658     135,523             162,120
                                            ======================================================================

Commercial Commitments                        Total   Less than 1 year   2-3 years   4-5 years   More than 5 years
Lines of credit                              15,714              9,834       3,359       2,521                  --
Stand by letters of credit                       40                 40          --          --                  --
Guarantees                                  121,042             41,110      79,932          --                  --
Stand by repurchase obligations                  --                 --          --          --                  --
Other commercial commitments                    437                437          --          --                  --
                                            ----------------------------------------------------------------------
Total commercial commitments                137,233             51,421      83,291       2,521                  --
                                            ======================================================================

Item 6.  Directors, Senior Management and Employees

A.   Directors and Senior Management

Directors

      Quinenco is managed by its Board of Directors which, in accordance with Quinenco's By-laws, currently consists of seven directors who are elected at the Annual General Shareholders' Meeting. The entire Board of Directors is elected every three years. At an Extraordinary Shareholders' Meeting held on November 5, 2004, the number of members of the Board was reduced from nine to seven. Since this required a modification of the Company's by-laws under Chilean law, the entire Board of Directors resigned at the Extraordinary Shareholders' Meeting and a new Board was reelected during the same meeting. All of the reelected Board members were members prior to the Extraordinary Shareholders' Meeting. The two members who were not reelected were Joaquin Errazuriz and Vladimir Radic. The last election was held on April 28, 2005, and the seven members of the Board were reelected. The next election will be held in April 2008. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. Quinenco's Chief Executive Officer is appointed by the Board of Directors. There are regularly scheduled meetings of the Board of Directors at least once a month on dates predetermined by the Board; extraordinary meetings are called by the Chairman of the Board or when requested by an absolute majority of directors.

      The following table sets forth information with regard to Quinenco's directors as of December 31, 2004:

                                                    Year   First
Name                         Position in Quinenco   Born   Elected   Principal Directorships
----                         --------------------   ----   -------   -----------------------
Guillermo Luksic .........   Chairman of the        1956    1982     CCU (1)(3)
                             Board .............                     Telefonica del Sur (1)(3)
                                                                     Madeco (1)(3)
                                                                     Banco de Chile (1)
                                                                     LQIF (1)(3)
Andronico Luksic .........   Vice Chairman of       1954    1978     Banco de Chile (1)
                             the Board .........                     SM Chile (1)
                                                                     Madeco (1)
                                                                     CCU (1)
Hernan Buchi .............   Director...........    1949    1990     Madeco (1)
                                                                     CCU (advisor) (1)
                                                                     Soquimich S.A.
                                                                     Falabella S.A.
                                                                     Parque Arauco S.A. (advisor)
                                                                     Pilmaiquen S.A.
                                                                     P&S S.A.
                                                                     Alto Palermo (Argentina)
                                                                     Metalpar S.A.
Juan Andres Fontaine .....   Director...........    1954    1997     Banco Santander Chile
                                                                     Grupo Mall Plaza
                                                                     HQI Transelec
Matko Koljatic............   Director...........    1944    2003     Almagro S.A.
                                                                     Interamericana Chile
Jean-Paul Luksic..........   Director...........    1964    1993     Antofagasta plc (2)
                                                                     Antofagasta Minerals S.A. (2)
                                                                     Antofagasta Railway Co. (2)
                                                                     Minera Los Pelambres Ltd.(2)(3)
                                                                     Minera Michilla S.A. (2)(3)
                                                                     Minera El Tesoro S.A.(2)(3)
                                                                     Madeco (1)
Gonzalo Menendez .........   Director...........    1949    1996     Telefonica del Sur (1)
                                                                     Inversiones Vita  S.A. (1)
                                                                     Banco de Chile (1)
                                                                     SM Chile S.A. (1)
                                                                     Banchile Seguros de Vida S.A. (1)
                                                                     Antofagasta plc (2)
                                                                     Antofagasta Minerals S.A.(2)
                                                                     Minera Michilla S.A.(2)
                                                                     Banco Latinoamericano de Exportaciones (3)
                                                                     Fundacion Andronico Luksic A.(2)
                                                                     Aguas Antofagasta S.A. (2)
                                                                     Minera Los Pelambres (2)

(1)   Subsidiary or affiliate of Quinenco.

(2)   Company associated with the Luksic Group.

(3)   Chairman of the Board.

      Guillermo Luksic, Andronico Luksic and Jean-Paul Luksic are brothers. Other than such relationships, there is no family relationship between any director or executive officer and any other director or officer of Quinenco.

      The following table sets forth Quinenco's key executive officers as of December 31, 2004, their positions and years of service with Quinenco and with the Luksic Group:

                                                                      Years with      Years with
Name of Executive Officer            Position                          Quinenco      Luksic Group
-------------------------            --------                         ----------     ------------
Francisco Perez Mackenna ........    Chief Executive Officer               7              14
Luis Fernando Antunez ...........    Chief Financial Officer               9              18
Manuel Jose Noguera .............    Chief Legal Counsel                   5              30
Felipe Joannon...................    Business Development Manager          6               6
Martin Rodriguez.................    Strategic Development Manager         6               6
Sergio Cavagnaro (1).............    Human Resources Manager               8              19
Fernando Silva...................    Controller                           24              24
(1) Until June 15, 2005

      Francisco Perez Mackenna,(47) Francisco Perez Mackenna has served as Chief Executive Officer of the Company since 1998. He is also a Director of many Quinenco group companies, including Banco de Chile, CCU, Inversiones y Rentas, LQIF, ECUSA, Vina San Pedro, CCU Argentina, Calaf, Banchile Corredores de Bolsa and Compania Pisquera de Chile S.A. Prior to joining Quinenco, between 1991 and 1998, Mr. Perez Mackenna was CEO of CCU. Prior to his experience with the Luksic Group, he worked in key positions at Bankers Trust and Citicorp Chile. Mr. Perez attended the Catholic University of Chile, majoring in Business Administration. He holds a postgraduate degree (MBA) from the University of Chicago.

      Luis Fernando Antunez Bories,(49) Luis Fernando Antunez has served as Chief Financial Officer of Quinenco since 1996. In addition, he is General Manager of Quinenco's wholly-owned subsidiary, LQIF. Prior to joining Quinenco, between 1985 and 1996, Mr. Antunez was CFO of CCU. Prior to his experience with the Luksic Group, he worked in COPEC as a financial analyst. Mr. Antunez attended the Catholic University of Chile, majoring in Industrial Engineering. He holds a postgraduate degree (MBA) from Georgia State University.

      Manuel Jose Noguera Eyzaguirre,(55) Manuel Jose Noguera has served as Chief Legal Counsel of Quinenco since 2000. He is also a Director of several Quinenco group companies, including CCU, Inversiones y Rentas, LQIF and Calaf, and an advisor to the Board of Madeco. In his capacity as Chief Legal Counsel, he serves as an advisor to the board of Quinenco. Prior to joining Quinenco, Mr. Noguera developed his career in other Luksic group companies for over 30 years. He is also a partner at the law firm of Morales, Noguera, Valdivieso y Besa. Mr. Noguera received his law degree from the Catholic University of Chile.

      Felipe Joannon Vergara,(45) Felipe Joannon has served as Business Development Manager of Quinenco since 1999. He is also currently a Director of Madeco, Habitaria, Entel, LQIF and Calaf. Prior to joining Quinenco, Mr. Joannon was General Manager and CEO of Vina Santa Rita, CFO of Cristalerias Chile and Resident Vice President of the Corporate Finance Area of Citicorp Chile. He has also been a Professor at the Business School of the Catholic University of Chile and Universidad de Los Andes. He received a degree in Economics from the Catholic University of Chile and holds an MBA degree from the Wharton School, University of Pennsylvania.

      Martin Rodriguez Guiraldes,(44) Martin Rodriguez has been with Quinenco since 1999 as Manager of Mergers and Acquisitions and since late 2003, as Manager of Strategic Development. He is also currently a Director of LQIF, Calaf, Indalsa and Banchile Seguros de Vida. Prior to joining Quinenco, Mr. Rodriguez worked in key positions in Bankers Trust in Chile and the United States between 1993 and 1998. Other work experience includes Santander Investment where he worked in the Corporate Finance and M&A areas, Procter and Gamble (marketing), Inverchile (debt to equity swaps) and Citibank Chile (executive trainee program). Mr. Rodriguez holds an MBA degree from the Anderson Graduate School of Management at UCLA and an undergraduate and master degree in economics from the Catholic University of Chile.

      Sergio Cavagnaro Santa Maria,(50) Sergio Cavagnaro has served as Human Resources Manager for Quinenco since 2000. Mr. Cavagnaro's experience with the Luksic Group dates back 19 years. During his career with the group, he has served as Chief Executive Officer of VTR Celular S.A., and Chief Executive Officer of VTR Telefonica S.A. He is currently on the boards of Habitaria and VTR, where he also serves as CEO. Mr. Cavagnaro received his degree in Civil Industrial Engineering from the Catholic University of Chile, and he has a postgraduate degree from Adolfo Ibanez University.

      Fernando Silva Lavin,(57) Fernando Silva has worked with the Luksic Group since 1981, occupying key positions such as General Manager of Quinenco, Mergers & Acquisitions Manager, Business Development Manager and Consultant to the Board of Directors. He has held the position of Controller since late 2003. Mr. Silva is also currently a member of the board of several Quinenco companies, including Habitaria and Lucchetti Peru. Mr. Silva received his degree in business administration from the Catholic University of Chile.

      The following table shows the Chief Executive Officer and Chief Financial Officer of the principal businesses of the group as of December 31, 2004:

                                                                                               Years with
                                                                                                 Current      Years with
           Name                                         Position                                 Company     Luksic Group
           ----                                         --------                                ----------   ------------
Pablo Granifo ............   Chief Executive Officer of Banco de Chile                                3           9
Arturo Concha.............   Manager of the Financial Division of Banco de Chile                     18           3
Arturo Tagle..............   Manager of the Planning and Research Division of Banco de Chile          9           3
Patricio Jottar ..........   Chief Executive Officer of CCU                                           6           6
Ricardo Bartel (1) .......   Chief Financial Officer of CCU                                          15          16
Jorge Atton ..............   Chief Executive Officer of  Telefonica del Sur                          20          18
Luis Vidal ...............   Chief Financial Officer of Telefonica del Sur                           18          18
Tiberio Dall'Olio.........   Chief Executive Officer of Madeco                                        2          11
Jorge Tagle...............   Chief Financial Officer of Madeco                                        2           5
Jaime del Valle ..........   Chief Executive Officer of Habitaria                                     6           6
Jennifer Tsang............   Chief Financial Officer of Habitaria                                     2          10

_________________________
(1)   Since May 2004.

      Pablo Granifo Lavin, (46) Pablo Granifo was appointed Chief Executive Officer of Banco de Chile in October 2001. He was Chief Executive Officer of Banco de A. Edwards from November 2000 to October 2001, after having been a commercial manager at Banco Santiago from 1995 to 1999 and a corporate manager at Banco Santiago from 1999 to January 2000. Mr. Granifo is a member of the board of directors of Banchile Administradora General de Fondos, Banchile Asesoria Financiera, Socofin, Banchile Securitizadora, Banchile Factoring and Banchile Trade Services Limited. He is also a member of the executive committee of Banchile Corredores de Seguros Ltda. He holds a degree in business from the Pontificia Universidad Catolica de Chile.

      Patricio Jottar, (42) Patricio Jottar has served as Chief Executive Officer of CCU S.A. since 1998. He is also currently a Director of CCU Argentina, ECUSA, Austral, Kunstmann and Calaf and is Chairman of the Board of Vina San Pedro and Compania Pisquera de Chile. Prior to joining CCU, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Catholic University of Chile, and a Masters degree in Economics and Business Administration from IESE, in Barcelona, Spain.

      Jorge Atton Palma,(51) Jorge Atton has served as Chief Executive Officer of Telefonica del Sur S.A. and Telefonica de Coyhaique S.A. since 1998. He is also currently Chairman of the Board of Telefonica del Sur Servicios Intermedios S.A, Telefonica del Sur Seguridad S.A, and Blue Two Chile S.A., all of which are subsidiaries of Telefonica del Sur. He is a member of the board of Compania de Telecomunicaciones Llanquihue S.A. During his career with Telefonica del Sur, he has been Operations Manager and Client Service Manager of Telefonica de Coyhaique. He received his degree in Electronic Engineering, specializing in telecommunications, from the Universidad de Concepcion, and a degree in Electronic Engineering from Universidad Austral de Chile.

      Tiberio Dall'Olio,(68) Tiberio Dall'Olio was named Chief Executive Officer of Madeco S.A. in October of 2002. He has a long career in the cable industry, having served as General Manager and CEO of Teleco Cable Italia (subsidiary of the Siemens Group of companies) between 1991 and 2000. Mr. Dall'Olio was General Manager and CEO of Madeco earlier in his career from 1980 to 1986. He also was General Manager and CEO of CCU between 1986 and 1990. Mr. Dall'Olio holds a degree in law from the Universidad de Padua in Italy.

      Jaime del Valle,(49) Jaime del Valle was named Chief Executive Officer of Habitaria in early 2004. Prior to this, between 1999 and 2004, he was the Technical Engineering Manager for the company. Mr. del Valle has worked in various private and public companies in the construction and real estate industry during the last thirteen years. Between 1987 and 1992, he was the CFO of a company related to American Express Bank.

B. Compensation

      Director Compensation

      For the year ended December 31, 2004, compensation paid to each of the Company's Directors in connection with their service on Quinenco and subsidiary boards was the following:

Director                                                 Total Compensation
--------                                           -----------------------------
                                                   (in millions of constant Ch$)

Guillermo Luksic................................              Ch$151
Andronico Luksic................................                 209
Jean Paul Luksic................................                  36
Gonzalo Menendez................................                 350
Hernan Buchi....................................                  45
Juan Andres Fontaine............................                  34
Joaquin Errazuriz...............................                  40
Vladimir Radic..................................                  40
Matko Koljatic..................................                  35
                                                              ------
   Total........................................              Ch$940
                                                              ======

      Executive Officer Compensation

      For the year ended December 31, 2004, the aggregate amount of compensation paid to officers and key executives of Quinenco, including bonuses, was Ch$2,814 million. For the year ended December 31, 2004 and prior years, Quinenco did not disclose to its shareholders or otherwise make publicly available information as to the compensation of its individual executive officers.

      Each executive officer of the Company receives a fixed monthly salary and benefit package. In addition, the Company may, at its discretion, compensate executive officers with an annual bonus, depending on individual performance and adherence to predefined goals.

      In addition, in accordance with approval granted by the Board of Directors on March 8, 2000, a long-term executive incentive plan was established by the Company in March 2000 for qualified executives. In accordance with this plan, shares of Quinenco and its principal operating companies were purchased by a group of qualified executives and each executive was offered a predetermined number of shares, approved in each case by the Board of Directors. Financing was provided by the Company through non-interest bearing loans to each executive, the total of which amounted to Ch$2,070 million as of December 31, 2004.

      The loans, which are expressed in Unidades de Fomento (UF), are repayable in annual installments beginning in 2003 and maturing in 2006. The individual shares are pledged as collateral during the loan period. At each installment date, the pledged shares may be delivered as full payment for such installment or the entire loan. To the extent that the value of the shares exceeds the loan value, the executive will be entitled to the difference as compensation. The first three loan installments came due in the first half of 2003, 2004 and 2005 for UF69,210.33, UF62,068.31 and UF53,455.22, respectively. At this time, each of the participating executives determined to deliver shares in full payment for such loan installment or a combination of shares and money in full payment for the loan installment. The terms and conditions of the loans may not be modified and once an installment is paid, the loan may not be renewed.

      The Company does not maintain any pension plans or retirement programs for its directors or executive officers.

C. Board Practices

      The current term of office for each director expires in April 2008. At the Annual Shareholders' Meeting held on April 28, 2005, the entire board was reelected for a new term of three years. There are no service contracts among the Company and any of the directors providing for any additional benefits upon termination of employment.

      Directors' Committee

      The Chilean Corporations Act was amended effective December 20, 2000. The following is a summary of the main provisions of the amendment. Under the amendment, the boards of directors of corporations whose market capitalization reaches or exceeds UF1.5 million shall designate a directors' committee (the "Directors' Committee"). If the market capitalization falls below this threshold, the obligation to designate a Directors' Committee disappears. However, corporations which do not reach the threshold may voluntarily assume the obligations of the Directors' Committee, in which case they shall strictly follow the provisions of the amendment.

      The Directors' Committee, as defined and mandated under the Chilean Corporations Act, does not satisfy the Audit Committee requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A, with which the Company will be required to comply by July 31, 2005.

      The Directors' Committee shall have the following powers and duties:

      (1) to examine the independent auditors' reports, the balance sheets, and other financial statements submitted by the corporation's managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;

      (2) to make recommendations to the Board of Directors with respect to appointment of the independent auditors and the risk rating agencies, which the Board must then propose to the shareholders. Should the Board disagree with the Directors' Committee's proposal, the Board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;

      (3)   to review (i) transactions in which directors have an interest and
            (ii) transactions between related or affiliated companies, and to produce a written report on such transaction. A copy of the report shall be delivered to the Chairman of the Board, who shall read it at the Board meeting in which the relevant transaction is presented for approval or rejection;

      (4) to examine the remuneration policies and compensation plans of the Company's principal officers and executives; and

      (5) all other matters contemplated in the company's bylaws or entrusted to the Directors' Committee by a shareholders' meeting or the Board of Directors.

      For purposes of the related party transactions mentioned in paragraph (3) above, the following persons are considered by the Securities Market Law and the Chilean Corporation Act to be related to a company:

      (a) any entities within the financial conglomerate to which the company belongs;

      (b) corporate entities that have, with respect to the company, the character of parent company, affiliated company, subsidiary or related company. Parent companies are those that control directly or indirectly more than 50% of the subsidiary's voting stock (or participations, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or managing officers. Limited partnerships (sociedades en comandita) may likewise be affiliates of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (gestor) thereof.. Related companies are those that, without actually controlling the affiliate, own directly or indirectly 10% or more of the affiliate's voting stock (or participations, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of at least one board member or manager;

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

      The Directors' Committee's discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Act provisions relating to board of directors' meetings. The Directors' Committee shall inform the Board of Directors about the manner in which it will request information and about its resolutions.

      In addition to the general liabilities imputable to any director, the directors that compose the Directors' Committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

      The Directors' Committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in that director's favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there is an insufficient number of independent directors. Should there be more than three directors entitled to participate in the Directors' Committee, the Board of Directors shall elect the members of the Directors' Committee by unanimous vote. Should the Board fail to reach an agreement, the matter shall be decided by drawing. The Company's Directors' Committee is currently composed of Guillermo Luksic, Gonzalo Menendez and Matko Koljatic.

      The members of the Directors' Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking into consideration the duties that the Directors' Committee members shall perform. The remuneration of the members of the Company's Directors' Committee was UF25 per session in 2004.

      The shareholders shall determine the budget of the Directors' Committee and its advisors, and the Directors' Committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the Directors' Committee and its expenses, including those of its advisors, shall be included in the annual report and made known to the shareholders. The annual budget of the Company's Directors' Committee and its advisors was UF2,000 in 2004.

      General summary of significant differences with regard to corporate government standards

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

      Under Chilean law there is no legal obligation to have independent directors. However, Chilean law establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest, either personally (which includes the director's spouse and certain relatives) or as a representative of a third party, require prior approval by the board of directors and must be entered into on market terms and conditions. Furthermore, such transactions must be reviewed by the Directors' Committee (as defined below) and disclosed at the next meeting of shareholders. Pursuant to NYSE rule 303A.00, Quinenco may follow Chilean practices and is not required to have a majority of independent directors.

      Committees. The NYSE listing standards require that listed companies have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

      Under Chilean law, the only board committee that is required is the Directors' Committee, composed of three members, such committee having a direct responsibility to (a) review the company's financial statements and the independent auditors' report and issue an opinion on such financial statements and report prior to their submission for shareholders' approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review transactions in which directors have an interest and transactions between affiliated companies, and issue a report on such transactions, (d) review the Chief Executive Officer's ("CEO") and principal executive officers, compensation policies and plans and (e) perform other duties as defined by the company's charter, by the general shareholders' meeting or by the board. A director who is a member of the Directors' Committee is "independent" if, subtracting the votes of the controlling shareholder and its affiliates from the total number of votes given in favor of such director, he or she would have been nevertheless elected. Directors elected with the votes of the controlling shareholder and its affiliates may constitute the majority of the Directors' Committee if there are not enough independent directors on the board.

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

      Certification Requirements. Under the NYSE listing standards, Section 303A.12(a) requires that each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. Section 303A.12(b) requires that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A. Section 303 A.12 (c) requires that each listed company must submit an executed written affirmation regarding certain board and committee practices annually and each time a change occurs to the board or certain of its committees.

      As a foreign private issuer, Quinenco is required to comply with Section 303A.12(b) and (c), but is not required to comply with the certifications requirements set forth in Section 303A.12(a).

D. Employees

      The following table sets forth the number of employees of Quinenco and its subsidiaries as of December 31, 2002, 2003 and 2004:

2004                        Executives    Professional/Technical    Other Personnel     Total
                            ----------    ----------------------    ---------------     ------
Quinenco                            12                        13                 15         40
Banco de Chile                     318                     4,750              4,297      9,365
Madeco                              47                       641              2,080      2,768
Telefonica del Sur                   6                       196                301        503
Other subsidiaries                  19                        69                 99        178
                            ----------    ----------------------    ---------------     ------
Total employees                    402                     5,669              6,792     12,863
                            ==========    ======================    ===============     ======

2003                        Executives    Professional/Technical    Other Personnel     Total
                            ----------    ----------------------    ---------------     ------
Quinenco                            12                        15                 10         37
Banco de Chile                     300                     4,515              4,318      9,133
Madeco                              40                       291              2,394      2,725
Telefonica del Sur                  33                       276                203        512
Indalsa                             17                       129                317        463
Hoteles Carrera                      7                        52                225        284
Other subsidiaries                  14                        93                 41        148
                            ----------    ----------------------    ---------------     ------
Total employees                    423                     5,371              7,508     13,302
                            ==========    ======================    ===============     ======

2002                        Executives    Professional/Technical    Other Personnel     Total
                            ----------    ----------------------    ---------------     ------
Quinenco                            12                        17                 10         39
Banco de Chile                     279                     4,239              4,137      8,655
Madeco                              52                       331              2,405      2,788
Telefonica del Sur                  26                       298                212        536
Indalsa                             24                       151                406        581
Hoteles Carrera                     10                        25                242        277
Other subsidiaries                  13                        76                 33        122
                            ----------    ----------------------    ---------------     ------
Total employees                    416                     5,137              7,445     12,998
                            ==========    ======================    ===============     ======

      In addition, at December 31, 2002, 2003 and 2004, CCU had 3,908, 3,901 and 3,876 employees, respectively. For the same years ended, Habitaria had 85, 59 and 60 employees, respectively.

      The Company believes that its subsidiaries maintain productive relationships with their employees' respective unions. Specific information regarding labor relationships of CCU, Madeco and Banco Chile is set forth below.

      At December 31, 2004, CCU's unionized employees in Chile represented approximately 60% of the total permanent workforce. During 2004, 612 employees renewed their collective contracts, all for a period of two years. In Argentina, CCU's unionized employees represented approximately 63% of the total workforce. Collective bargaining agreements in Argentina are carried out on an industry-wide basis. In 2004, a new agreement was executed regulating working conditions and remuneration of the beer workforce in Argentina.

      45.8% of Madeco's total workforce was represented by 17 labor unions, which represent their members in collective bargaining negotiations as of December 31, 2004. Additionally, Madeco had a total of 391 temporary employees who were hired for specific time periods to satisfy short-term needs of the company. Madeco believes that its relationship with the labor unions representing its employees is generally good.

      At December 31, 2004, 1,892 employees of Banco de Chile were unionized. All management positions are held by non-union employees. Banco de Chile is party to four collective bargaining agreements (one of which was assumed as part of the merger with Banco Edwards) covering the unionized employees. These collective bargaining agreements were signed in December 2004 and expire in December 2008.

      61.9% of Telefonica del Sur's total workforce was represented by 4 labor unions, which represent their members in collective bargaining negotiations as of December 31, 2004. These collective bargaining agreements were signed in 2004 for a four year period expiring in 2008. Telefonica del Sur believes that its relationship with the labor unions representing its employees is generally good.

E. Share Ownership

      As of December 31, 2003, except as disclosed in "Item 7. Major Shareholders and Related Party Transactions - Principal Shareholders", none of the Company's directors or executive officers beneficially owned more than one percent of the outstanding stock. Excluding members of the Luksic Group, the directors and executive officers collectively held 0.3% of the Company's shares as of December 31, 2004. As of May 31, 2005, the percentage of shares collectively held by directors and executive officers was 0.2%.

      Other than the long-term incentive plan for qualified executives of Quinenco described in " - B. Compensation", the Company does not have any stock option or other programs involving employees in the capital of the Company.

Item 7.  Major Shareholders and Related Party Transactions

A. Major Shareholders

      As of the date of this Annual Report, members of the Luksic Group, which consists of Mr. Andronico Luksic Sr. and his sons, Andronico Luksic Craig, Guillermo Luksic Craig and Jean Paul Luksic Fontbona, beneficially own approximately 82.5% of the outstanding shares of common stock of Quinenco and thereby control the Company. Guillermo Luksic, Andronico Luksic and Jean Paul Luksic are all directors on the Company's Board of Directors.

      Control by the Luksic Group is exercised through the Luksic Group's control of Andsberg Inversiones Ltda., Ruana Copper A.G. Agencia Chile, Inversiones Consolidadas S.A., Sociedad Inmobiliaria e Inversiones Rio Claro S.A. and Inversiones Salta S.A., which are the Luksic Group companies that hold shares of Quinenco. Although there are no formal agreements as to the voting or disposition of shares known to Quinenco, Quinenco believes that the members of the Luksic Group generally consult with each other regarding actions to be taken by shareholders of Quinenco. Consequently, the Luksic Group has the power to elect a majority of Quinenco's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders.

      Quinenco's only outstanding voting securities are its shares of common stock. There was no significant change in the share ownership of the Company in 2002, 2003 or 2004. The following table sets forth certain information concerning ownership of the shares with respect to the Luksic Group's companies at December 31, 2004:

  Title of Class                    Identity of Person or Group                 Amount Owned    Percent of Class
  --------------                    ---------------------------                 ------------    ----------------
   Common Stock       Andsberg Inversiones Ltda..............................    364,163,159           33.7%
                      Ruana Copper A.G. Agencia Chile........................    240,938,000           22.3%
                      Inmobiliaria e Inversiones Rio Claro S.A...............    142,819,109           13.2%
                      Inversiones Consolidadas S.A...........................    124,819,108           11.6%
                      Inversiones Salta S.A. ................................     18,000,000            1.7%

      In addition, the Fundacion Andronico Luksic A., a charity foundation presided over by Mr. Andronico Luksic, owned 1,348,247 shares of Quinenco equivalent to a 0.1% interest, Inversiones Orengo S.A., a company indirectly owned by the Luksic family owned 2,465,667 shares, equivalent to a 0.2% interest and Inversiones Carahue S.A., a company owned by Paola Luksic Fontbona, owned 7,730 shares as of December 31, 2004. Davor and Andronico Luksic Lederer, sons of Andronico Luksic Craig, each own 128 shares of Quinenco.

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

B. Related Party Transactions

      Article 89 of the Chilean Corporations Law, Law No.18.046, requires that the Company's transactions with related parties be on terms similar to those of an arm's length transaction. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations. In addition, Articles 44 and 50 of the Chilean Corporations Law provide that any related party transaction, including any transaction in which a director has a personal interest or is acting on behalf of a third party may be executed only when such transaction is disclosed to the Audit Committee and previously approved by the Board of Directors, and the terms of such transaction are similar to those of an arm's length transaction. If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of March 31, 2005, approximately US$59 thousand) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of March 31, 2005, approximately US$587 thousand) regardless of the size of the corporation.

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

      In the ordinary course of its business, the Company engages in a variety of transactions with affiliates of the Luksic Group. Financial information concerning these transactions during the last three years is set forth in Note 22 to the Consolidated Financial Statements. The Company believes that it has complied with the requirements of Chilean law in all transactions with related parties.

      Although the Company generally does not provide or receive long-term debt financing to or from other entities within the Luksic Group (except in connection with bank loans on arm's length terms in the ordinary course of business from the Company's subsidiary, Banco de Chile), the Company has occasionally in the past and may in the future advance funds and receive advances of funds from other companies under the common control of the Luksic Group when required to meet liquidity requirements. These loans have historically been made on an unsecured basis at market rates of interest and, in the case of loans made by the Company to affiliated companies, require the prior approval of the Audit Committee and Quinenco's Board of Directors pursuant to the requirements of the Chilean Corporations Laws relating to open companies such as Quinenco. The outstanding amounts of such loans made by the Company to affiliated companies during the years ended December 31, 2002, 2003 and 2004 were not material to Quinenco, individually or in the aggregate. In addition, the Company has from time to time in the past made loans and advances to affiliated companies in the Luksic Group and to strategic investors and their affiliates to provide financing resources in connection with acquisitions of assets and other transactions. Such loans and advances have generally been made on a secured basis at market rates of interest. See Note 22 to the Consolidated Financial Statements.

      The Company also provides goods and services in commercial transactions in the ordinary course of business to affiliated companies in the Luksic Group. In connection with such transactions, the Company from time to time extends unsecured credit on terms substantially similar to those available to other customers purchasing goods and services in similar quantities.

      Except for the transactions described below, none of the transactions carried out during 2004 between the Company and related parties were deemed to have been material to the related party:

      1.    In December 2004, Quinenco's wholly-owned subsidiary,
            Hidroindustriales Overseas Company, repaid a US$19 million loan (historic value) from Andsberg Finance Corporation, a company based in Bermuda owned by Mr. Andronico Luksic. The transaction was carried out on terms similar to those of an arms' length transaction.

      2. In December 2004, Quinenco's wholly-owned subsidiary, LQIF, repaid a US$70 million loan (historic value) from Andsberg Finance Corporation, a company based in Bermuda owned by Mr. Andronico Luksic. The transaction was carried out on terms similar to those of an arms' length transaction.

      3. Under its executive incentive plan established in 2000, Quinenco has made non-interest bearing loans to qualified executives in the amount of Ch$2,814 million as of December 31, 2004. For a description of the incentive plan, see "Item 6B. Executive Compensation".

      4. In May 2004, Quinenco's subsidiary, Inmobiliaria Norte Verde S.A., sold a property site to a company related to Quinenco's controlling shareholder, Mr. Androncio Luksic, for UF20,251, payable in semi-annual installments over five years. The corresponding interest rate is UF + 4.8% per annum.

Item 8.  Financial Information

A. Consolidated Statements and Other Financial Information

See "Item 18.Financial Statements".

Legal Proceedings

      Neither Quinenco nor any of its subsidiaries or affiliates in which Quinenco holds significant non-consolidated equity investments is party to any legal proceedings which are material to the Company, except as described below.

      Banco de Chile

      Banco de Chile and its subsidiaries are subject to claims and are parties to legal proceedings in the normal course of business.

      Beginning in September 2004, the OCC and the Federal Reserve conducted examinations of Banco de Chile's New York and Miami branches, respectively, to evaluate, among other things, the Bank's compliance with the U.S. Bank Secrecy Act and other U.S. anti-money laundering requirements. As a result of these examinations, on February 1, 2005, Banco de Chile agreed to the issuance of a consent order with the OCC and a cease and desist order with the Federal Reserve. Pursuant to these orders, the Bank has instituted an action plan which includes the maintenance of programs geared towards strengthening the Bank's compliance with the Bank Secrecy Act and the United States anti-money laundering laws.

      Banco de Chile has created a global compliance division to oversee its compliance with applicable banking regulations and to implement related policies and procedures. Banco de Chile has established a new senior executive position, the global compliance officer, to manage the division in Chile and its New York and Miami branches. Additionally, Banco de Chile has created the US chief compliance officer position to manage compliance in the U.S. and report to the global compliance officer.

      Based on the press statement issued by the OCC at the time the consent order was eentered into, civil money penalties and other sanctions are possible, but the likelihood, extent and amount of such actions cannot be determined at this time. For further information, see "Banco de Chile's Annual Report on Form 20-F for the year ended December 31, 2004 - Notes 22(c) and 27(a) to the consolidated financial statements".

      Madeco

      On June 27, 2002, Madeco announced that it had been notified by Corning Inc. (Madeco's joint venture partner in Optel), of its desire to liquidate the joint venture. Madeco believed that Corning was attempting to unjustifiably terminate the agreement with Madeco and filed an arbitration suit against its partner to resolve this dispute.

      Corning filed a counterclaim against Madeco in which it requested, among other things, that Corning be permitted to terminate its joint venture agreements with Madeco, alleging that Optel is effectively bankrupt.

      On November 11, 2003, Madeco was informed of the resolution of the arbitration concerning its dispute with Corning. The arbitral decision provided for the termination of the Investment Agreement governing the joint venture, and as a result among others i) Madeco lost certain rights regarding the appointment of Optel's management (consequently, the subsidiary was not consolidated in Madeco's financial statements as of December 31, 2003) and ii) lost its right to exercise a put option to sell its Optel shares to Corning for approximately US$18 million between January 2004 and December 2005. In addition, the decision obliged Madeco to agree to the liquidation of Optel on Corning's request. As a consequence of this unfavorable ruling, Madeco recognized loss provisions of Ch$4,917 million in the fourth quarter of 2003 in order to reflect the value of its 50% equity share in Optel and costs associated with the ruling.

      On March 31, 2005, Madeco and Corning reached an agreement whereby Corning sold its 50% share of Optel to Madeco. As a result, the liquidation of Optel, as required by the arbitration decision, was avoided and Madeco obtained control over Optel. In addition, two financial entities forgave a portion of Optel's debt and a total amount of US$2 million was repaid. Madeco and Corning also agreed to a two-year non-compete period in all markets where Optel participates.

      In Brazil, two legal disputes against the previous owner of Ficap have been pending since prior to Madeco's acquisition of Ficap in 1997. It is estimated that the total amount of the lawsuits involve approximately US$10 million. Madeco has a personal guarantee from the previous owner of Ficap to indemnify Madeco if the Brazilian subsidiary were to be affected by these actions.

      Madeco does not believe that the outcome of any of its outstanding litigation will have a material adverse effect on its financial condition or results of operations.

      Telefonica del Sur

      Telefonica del Sur is involved in five lawsuits related to its normal course of business involving claims worth an aggregate of Ch$2,650 million. Telefonica del Sur has not made provisions to cover anticipated losses because it believes that the lawsuits will not result in significant losses.

      Lucchetti Peru

      In March 2000, allegations were made by certain governmental authorities and private parties in Peru that Lucchetti Peru representatives acted improperly to obtain a judgment in their favor with respect to legal proceedings in 1998 arising out of a dispute between Lucchetti Peru and the Municipality of Lima. Lucchetti Peru had commenced these proceedings following actions by the Municipality of Lima to suspend construction and operation of the Lucchetti Peru plant. The allegations were based in part on publicly-released portions of videotapes of meetings between Lucchetti Peru representatives and Vladimiro Montesinos, a senior official of the government of then President Alberto Fujimori who has since been implicated in a widespread corruption scandal. The videotapes have been portrayed as an attempt by Lucchetti Peru representatives to use Mr. Montesino's influence to intervene on behalf of Lucchetti Peru in order to obtain a favorable judgment. Lucchetti Peru has denied that it acted improperly in the matter.

      In May 2001, criminal charges were filed before the Second Anti-Corruption Court of Lima against certain Lucchetti Peru representatives and Peruvian government officials, alleging influence peddling in connection with the matter described above. These charges have been denied by the individuals involved, and are still being investigated by the court in order to determine whether or not there is cause to warrant a trial. Subsequent efforts by the prosecution to broaden the charges to include corruption were dismissed and may not be brought again.

      Although Lucchetti Peru expects its representatives to prevail in the pending legal proceedings, no assurances can be given as to the outcome of these or any related proceeding or other actions which may be brought against Lucchetti, its Peruvian subsidiary or their respective representatives relating to this matter.

      Lucchetti Peru

      In December 2002, Lucchetti Peru presented a request for arbitration to the International Centre for Settlement of Investment Disputes ("ICSID") in Washington D.C. Lucchetti Peru was seeking damages in connection with the loss of its investment in Peru, arguing that there was a lack of technical and legal justification for the Municipality to have adopted a resolution to close the plant.

      On January 6, 2003, Lucchetti Peru received an order by an official of the Municipality of Chorrillos to immediately close the plant. Lucchetti Peru proceeded to close the plant and liquidate its Peruvian assets.

      On February 7, 2005, the International Centre for Settlement of Investment Disputes (ICSID) ruled that it has no jurisdiction over arbitration proceedings between Lucchetti Peru and the Republic of Peru. On June 6, 2005, Lucchetti Peru filed a petition with ICSID to annul its earlier ruling. As of the date of this Annual Report, the ICSID has not responded to the annulment petition.

      Habitaria

      The Company's 50%-owned affiliate, Habitaria is involved in five lawsuits for alleged construction defects and/or false advertising. Habitaria believes that it develops and markets high quality housing units and complies with all legal requirements under Chilean law. Habitaria considers the amounts involved are not significant to its operations and has not made a provision in its financial statements.

      Dividend Policy

      A declaration of dividends is made to shareholders at a general ordinary meeting. A dividend declaration is based upon a proposal made by the Board of Directors. However, shareholders are not obligated to approve the board's recommendation. The dividend policy of the Company is to distribute at least 30% of annual net earnings as dividends. On April 28, 2005, a general ordinary meeting was held. At that time, it was proposed and accepted that a dividend payment of Ch$12.98 pesos corresponding to the distribution of 60% of 2004 net income be paid. The definitive dividend was paid on May 11, 2005.

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

      The table below shows, for the period indicated, the high and low closing prices in Chilean pesos of the Company's common stock on the Santiago Stock Exchange and the high and low closing prices of the ADS in U.S. dollars on the
NYSE:

                                Santiago Stock
                                  Exchange(1)          NYSE
                                --------------         ----
                                 Ch$ per Share      US$ per ADS
Annual                          High       Low    High        Low
                                ----       ---    -----      ----
2000 .......................    795        390    14.63      6.75
2001 .......................    545        347     8.00      5.48
2002 .......................    490        245     7.40      3.30
2003 .......................    600        325     9.50      4.51
2004 .......................    729        495    13.00      7.40

2003
1st Quarter ................    391        325     5.40      4.53
2nd Quarter ................    458        325     6.46      4.51
3rd Quarter ................    495        405     7.05      5.92
4th Quarter ................    600        465     9.50      7.05

2004
1st Quarter ................    592        500     9.98      8.40
2nd Quarter ................    560        495     9.40      7.40
3rd Quarter ................    700        525    11.50      8.20
4th Quarter ................    729        670    13.00     10.84

2005
1st Quarter ................    730        666    12.99     11.64
January ....................    715        666    12.90     11.64
February ...................    723        675    12.87     11.65
March ......................    730        709    12.99     11.76
April ......................    710        670    12.01     11.51
May  .......................    680        650    11.80     10.80
June (through June 10) .....    685        660    11.40     11.10

___________________
(1) Pesos per Share and U.S. dollar per share reflected nominal price at trade date.

(2) Shares began to trade on the Santiago Stock Exchange and the NYSE on June 25, 1997.

      At December 31, 2004, ADRs evidencing 5,323,984 ADSs were outstanding (equivalent to 53,239,840 shares, or 4.93% of the total number of issued shares. It is not practicable for the Company to determine the proportion of ADRs beneficially owned by U.S. persons. At December 31, 2004, the Luksic Group did not own ADRs of Quinenco.

      Madeco's shares are traded on the Chilean Stock Exchanges, and since 1993 have traded on the NYSE in the form of American Depositary Shares. CCU's shares are traded on the Chilean Stock Exchanges and between 1992 and March 1999 were quoted on the NASDAQ National Market in the form of American Depositary Shares. In March 1999, trading in CCU's American Depositary Shares moved to the NYSE. Until December 31, 2001, Banco Edwards's shares were traded on the Chilean Stock Exchanges, and starting in November 1995 were traded on the NYSE in the form of American Depositary Shares. On January 1, 2002, as a result of its merger with Banco de Chile, Banco Edwards shares were converted to Banco de Chile "F shares" and on March 21, 2002, following the distribution of Banco Edwards' 2001 net income, the "F shares were converted to Banco de Chile common shares. Banco de Chile's shares have been traded on the Chilean Stock Exchanges since November 1996 and on the NYSE since January 2002. Since the last quarter of 2002, Banco de Chile's shares have also been traded on the London Stock Exchange in the form of American Depositary Shares and on the Madrid Latibex Stock Exchange as ordinary shares. The shares of Indalsa, Entel and Telefonica del Sur are traded on the Chilean Stock Exchanges. The shares of Habitaria are not publicly traded.

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

      History and Description

      The Santiago Stock Exchange was established in 1893. As of December 31, 2004, 239 companies had shares listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile's principal exchange, with transactions in 2004 which amounted to Ch$7,270,080 million. In Chile, shares may also be traded on the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange.

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

                                          Annual                            Percent         Percent
                              Market      Trading    IGPA       IPSA       Change in       Change in
At or for the Year Ended  Capitalization  Volume   Index (1)  Index (1)  IGPA Index (2)  IPSA Index (2)
------------------------  --------------  -------  ---------  ---------  --------------  --------------
                              (in US$ millions)
December 31, 2000....          60,426       5,778     186.37     371.36          (9.86)%         (7.80)%
December 31, 2001....          56,857       4,111     201.30     394.72            8.01%          6.29%
December 31, 2002....          47,693       3,370     182.06     324.46          (9.56)%        (17.80)%
December 31, 2003....          86,344       7,547     263.28     476.66          44.61%          46.91%
December 31, 2004....         116,718      13,043     321.62     563.03          22.16%          18.12%

______________________
Source:  Santiago Stock Exchange

(1)   Index base = 100 on December 31, 1980

(2)   In nominal peso terms.

      Volatility and Suspension of Trading

      The IPSA has increased at an average compounded annual rate of 13.38% for the period 2001 to 2004. During 2004, the IPSA increased by 18.12% in nominal peso terms. As the table above shows, swings in market performance are often significant and reflect the high level of volatility characteristic of the Chilean stock market.

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

      Liquidity

      The aggregate market value of equity securities listed on the Santiago Stock Exchange as of December 31, 2004 was US$116.7 billion. The ten largest companies in terms of market capitalization as of December 31, 2004 represented approximately 51% of that exchange's aggregate market capitalization and accounted for approximately 44% of total volume traded during 2004. Average monthly trading volume for 2004 was US$1,087 million. (Comparatively, the NYSE had an aggregate global market capitalization of approximately US$19.8 trillion at December 31, 2004, and average daily reported share volume of approximately
1.5 billion).

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

      Notwithstanding the foregoing, an investment in Chilean shares by foreigners through an ADR program is also governed by the Central Bank Act and by Chapter XIV of the Central Bank Foreign Exchange Regulations, which do not require a holding period before remitting capital or earnings abroad. See "Item 10 D. Exchange Controls"

      Foreign capital investment funds ("FCIFs") are governed by Law No. 18,657 and are permitted to receive preferential tax treatment. Law No.18,657 also regulates foreign venture capital investment funds, which have different investment limits than the ones set forth for the FCIFs. FCIFs are required to obtain a favorable report issued by the SVS in order to conduct business in Chile. FCIFs may not remit capital for five years following the investment of such capital as from the date the capital entered into Chile, although earnings may be remitted at any time. An FCIF may hold a maximum of 5% of a given company's shares, although this can be increased to a maximum of 10% if the excess over 5% corresponds to newly issued shares of such company that are subscribed and paid by the FCIF. Furthermore, no more than 10% of an FCIF's assets may be invested in a given company's stock, unless the security is issued or guaranteed by the Republic of Chile or the Central Bank, and no more than 25% of the outstanding shares of any stock corporation may be owned by FCIFs, taken together. In addition, a FCIF may not invest more than 40% of its assets in securities issued or authorized by the same group. For a description of Chilean taxation, see "Item 10. Additional Information - E. Taxation". The minimum amount of capital that may be invested in Chile by a given FCIF is US$1,000,000.

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

      If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of March 31, 2005, approximately US$59 thousand) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of March 31, 2005, approximately US$587 thousand) regardless of the size of the corporation.

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

Quinenco taxable income.................................................    100
First Category Tax (17% of Ch$100)......................................    (17)
                                                                          -----
Net distributable income................................................     83
                                                                          -----
Dividend distributed (30% of net distributable income)..................   24.9
Withholding Tax (35% of the sum of Ch$24.9 dividend plus Ch$5.1 First-
     Category Tax paid).................................................  (10.5)
Credit for 30% of First-Category Tax....................................    5.1
                                                                          -----
Net additional tax withheld.............................................   (5.4)
                                                                          -----
Net dividend received...................................................   19.5
                                                                          -----
Effective dividend withholding rate.....................................  21.69%

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

      Gain recognized on a sale or exchange of Shares (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such Shares) may be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either, (i) the Foreign Holder has held the Shares for less than one year since exchanging ADSs for the Shares, (ii) the Foreign Holder acquired and disposed of the Shares in the ordinary course of its business or as a habitual trader of shares, or (iii) the Foreign Holder and the purchaser of the Shares are "related parties" within the meaning of Article 17, Number 8, of Decree Law N(degree) 824 of 1974, the Chilean Income Tax Law. In all other cases, gain on the disposition of Shares will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 17%).

      Gain recognized in the transfer of Shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the Shares are transferred in a local stock exchange, in other authorized stock exchanges (up to this date, the New York Stock Exchange, the London Stock Exchange and the Madrid Stock Exchange have been authorized for these purposes), or within the process of a public tender of shares governed by the Chilean Securities Market Act. The Shares must also have been acquired either in a stock exchange, within the referred process of a public tender of shares governed by the Chilean Securities Market Act, in an initial public offer of shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they (i) are registered in the Securities Registry, (ii) are registered in a Chilean Stock exchange, and (iii) have an adjusted presence equal to or above 25%. To calculate the adjusted presence of a particular Share, the aforementioned regulation states that, the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of UF200 (approximately US$6,000) within the previous 180 business days of the stock market, must be divided by 180, multiplied by 100, and expressed in a percentage value. The referred tax regime does not apply in case the transaction involves an amount of Shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred in the previous paragraph will apply, unless the sale complies with one of the following conditions: (i) the transfer is part of a tender offer governed by the Chilean Securities Market Act; or (ii) the transfer is done in a Chilean stock exchange, without substantially exceeding the market price.

      Capital gains obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by "foreign institutional investors", such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law, or in any other form authorized by the Superintendencia de Valores y Seguros (the SVS is equivalent to the Securities and Exchange Commission in the U.S.). To qualify as a foreign institutional investor, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be at least one of the following:

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

      Cash Dividends and Other Distributions

      Under the United States federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (after reduction for any Chilean First-Category Tax that is credited against Chilean Withholding Tax, but before reduction for the net amount of Chilean Withholding
Tax) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current law provides for a reduced tax rate (currently 15%) on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation". A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or its ADSs) are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. The ADSs are traded on the New York Stock Exchange. As a result, the Company may be treated as a qualified foreign corporation. However, if the Company is treated as a PFIC, as discussed below, it will not be a qualified foreign corporation. If the Company is a qualified foreign corporation, dividends paid to an individual U.S. Holder with respect to Shares or ADSs should, subject to generally applicable limitations, be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. Each U.S. Holder should consult its own tax adviser regarding the treatment of dividends. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

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

      Interest Rate Risk

      Of the Company's long-term interest bearing debt at December 31, 2004, Ch$342,110 million was fixed rate and Ch$168,280 million was variable rate; 99.2% of the Company's long-term interest bearing debt with fixed rate was indexed to the UF, 0.7% was indexed to foreign currencies and 0.1% to the Chilean peso. The Company's long-term interest bearing debt with variable rates was 88.7% indexed to the UF, 10.6% was dollar-denominated and tied to the LIBOR and 0.7% to the Chilean peso.

      The following table summarizes the debt obligations held by the Company at December 31, 2004. The table presents principal payments obligations in thousands of Chilean pesos categorized by maturity date and the related weighted-average interest rates. U.S. dollar-denominated liabilities and notional amounts have been converted to Chilean pesos based on the observed exchange rate of December 31, 2004, which was US$1.00 = Ch$557.40.

                                              Expected Maturity Date
                          ----------------------------------------------------------------------------
  On Balance Sheet                                                                          2010 and                       Fair
Financial Instruments        2005         2006         2007         2008         2009      thereafter       Total          Value
---------------------     ----------   ----------   ----------   ----------   ----------   -----------   -----------   -----------
                                                                        (in thousands)
LONG-TERM DEBT

Fixed rate

US$-denominated    Ch$       267,670      128,491       49,765       47,937           --            --       493,863       493,863

Weighted average
  interest rate                 3.65%        1.53%          --           --           --            --          2.38%


UF-denominated     Ch$    44,461,355   35,001,619   35,749,423   27,929,649   55,050,727   141,268,051   339,460,824   351,862,081

Weighted average
  interest rate                 4.70%        4.55%        4.58%        4.18%        3.31%         4.74%         4.42%


Ch$-denominated    Ch$        77,203       81,153       49,243           --           --            --       207,599       207,599

Weighted average
  interest rate                   --           --           --           --           --            --            --


Other-denominated  Ch$     1,025,716      921,714           --           --           --            --     1,947,430     1,946,991

Weighted average
  interest rate                16.75%          --           --           --           --            --          8,82%

Sub-total          Ch$    45,831,944   36,132,977   35,848,431   27,977,586   55,050,727   141,268,051   342,109,716   354,510,534
                          ----------   ----------   ----------   ----------   ----------   -----------   -----------   -----------

Variable rate

US$-denominated    Ch$       212,840    3,412,209    3,758,718    2,365,218    3,942,036     4,130,699    17,821,720    17,770,452

Weighted average
  interest rate                 4.11%        4.11%        4.11%        4.11%        4.11%        4.11%          4.11%

UF-denominated     Ch$    24,862,960   30,694,307   32,532,230   33,970,041   12,114,023    15,025,931   149,199,492   142,310,781

Weighted average
  interest rate                 3.21%        3.16%        3.17%        3.18%        3.17%         2.84%         3.14%

Ch$-denominated    Ch$       258,426      251,000      749,542           --           --            --     1,258,968     1.258,968

Weighted average
  interest rate    Ch$          1.31%        1.31%        1.31%          --           --            --          1.31%

Sub-total          Ch$    25,334,226   34,357,516   37,040,490   36,335,259   16,056,059    19,156,630   168,280,180   161,340,201
                          ----------   ----------   ----------   ----------   ----------   -----------   -----------   -----------

Total              Ch$    71,166,170   70,490,493   72,888,921   64,312,845   71,106,786   160,424,681   510,389,896   515,850,735
                          ==========   ==========   ==========   ==========   ==========   ===========   ===========   ===========

      Foreign Currency Exchange Rate Risk

      At December 31, 2004, approximately 5.4% of the Company's short and long-term interest bearing debt of Ch$534,039 million was exposed to risk from exchange rate fluctuations between the Chilean peso and the U.S. dollar. As of December 31, 2004, the Company had entered into 90 day forward contracts for Ch$18,074 million (equivalent to US$32.4 million) to limit the exposure to fluctuations between the Chilean peso and the U.S. dollar. As of the same date, the Company had entered into swap contracts with maturities of 90 days and 270 days for Ch$4,381 million (equivalent to US$7.9 million) to limit the exposure between the U.S. dollar and the Brazilian real. In addition, certain liabilities are considered hedge instruments of investments abroad, in accordance with Technical Bulletin 64.

      The following table summarizes the debt obligations sensitive to foreign currency exchange rates held by the Company at December 31, 2004 by maturity date. The table presents principal payment obligations in thousands of Chilean pesos by maturity date. The U.S. dollar-denominated debt, which have been converted to Chilean pesos based on the observed exchange rate of December 31, 2004, was US$1.00 = Ch$557.40.

                                                            Expected Maturity Date
                                    ----------------------------------------------------------------------
 On Balance Sheet Financial                                                                      2010 and
        Instruments                    2005        2006         2007        2008       2009     thereafter      Total
   ---------------------            ----------   ---------   ---------   ---------   ---------  ----------   ----------
                                                             (in thousands)

US$-denominated              Ch$    11,259,095   3,540,700   3,808,483   2,413,155   3,942,036   4,130,699   29,094,168

Other currencies             Ch$     6,614,283     921,714          --          --          --          --    7,535,997
                                    ----------   ---------   ---------   ---------   ---------   ---------   ----------
Total                        Ch$    17,873,378   4,462,414   3,808,483   2,413,155   3,942,036   4,130,699   36,630,165
                                    ==========   =========   =========   =========   =========   =========   ==========

      Equity Price Risk

      At December 31, 2004, the Company's carrying value of investments under the cost method was Ch$45,407 million. The market risk associated with these equity securities is the potential loss in fair value that would result from a decrease in their market price. As of December 31, 2004, a 10% decrease in the fair market value of these investments would not have a material impact on the results of operations of the Company.

      Commodity Price Risk

      Madeco uses significant amounts of copper and aluminum to manufacture its products. Exposure to commodity price risk relates primarily to Madeco's metal inventories of copper and aluminum. Madeco fixes product prices taking into consideration the market value of the principal raw materials it purchases in such a way that prices should normally follow trends in raw material costs (with a short time lag), thereby reducing commodity price risks. Depending on the competitive price environment and general economic conditions, Madeco from time to time is unable to pass along raw material cost increases to its customers.

      During 2004, Madeco sold on a consolidated basis 89,445 tons of copper and 17,458 tons of aluminum. As of December 31, 2004, Madeco held inventories of copper and aluminum of 17,791 and 5,686 tons, respectively.

Item 12.  Description of Securities Other than Equity Securities

          Not applicable.

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

          Not applicable.

Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

          Not applicable.

Item 15.  Controls and Procedures

      The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have evaluated the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)). These controls and procedures were designed to ensure that material information relating to the Company and its subsidiaries are communicated to the CEO and the CFO. Based on such evaluation, Quinenco's CEO and CFO concluded that, as of December 31, 2004, the Company's disclosure controls and procedures were effective in timely alerting them to material information required to be included in periodic SEC reports. There have been no significant changes in the Company's internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

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

B. Code of Ethics

      Quinenco has adopted a code of ethics that applies to all of its executive officers and employees. This code of ethics was filed as an exhibit to the 2003 annual report and is available for viewing on Quinenco's website. Quinenco's code of ethics has not been amended and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer.

C. Principal Accountant Fees and Services

      The aggregate fees billed by Ernst & Young Limitada, the Company's independent auditor, for professional services related to Quinenco and its intermediate holding companies in 2004 and 2003 were as follows:

                                                 2003           2004
                                                 ----           ----
                                            (in millions of historic Ch$)

       Audit Fees (1)                             683            716
       Audit-Related Fees (2)                      33            210
       Tax Fees (3)                                20             51
       All Other Fees (4)                         129             44
                                                -----         ------
       Total Fees                                 865          1,021

(1) Provides aggregate fees billed for professional services rendered by Ernst & Young and Deloitte and Touche, for the audit of Quinenco and its subsidiaries' separate annual financial statement filings required by each country's regulatory authorities and annual financial statement filings required by the United States Securities and Exchange Commission.

(2) Provides aggregate fees billed in each of the last two fiscal years for assurance and related services by Ernst & Young and Deloitte and Touche, for the performance of the audit or review of Quinenco's financial statements and are not reported under (1) above and that are related to financial structure activities and other auditing related activities.

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

      Pre-approval by Audit Committee

      Since May 2003, foreign private issuers have been subjected to "pre-approval" requirements under which all audit and non-audit services provided by the independent auditors must be pre-approved by an audit committee. Quinenco is not required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A until July 31, 2005, at which time the Audit Committee will pre-approve all audit and non-audit services provided by the independent auditors. At present, Quinenco's Directors' Committee approves all audit, audit-related, tax and other services provided by Ernst & Young.

D. Exemptions from the Listing Standards for Audit Committees

   Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

   Not applicable.

                                    PART III

Item 17. Financial Statements

         Not applicable.

Item 18. Financial Statements

         Reference is made to pages F-1 through F-122

Item 19. Exhibits

Index to Consolidated Financial Statements

   Independent Auditors' Reports:
    Report of Ernst & Young..................................................................................   F-2
    Report of Deloitte & Touche..............................................................................   F-4
   Report of PricewaterhouseCoopers...........................................................................  F-6

Consolidated Financial Statements:
    Consolidated Balance Sheets at December 31, 2002 and 2003.................................................  F-8
    Consolidated Statements of Income for each of the three years in the
       Period ended December 31, 2003.........................................................................  F-9
    Consolidated Statements of Cash Flows for each of the three years in the
       Period ended December 31, 2003.........................................................................  F-10
    Notes to the Consolidated Financial Statements............................................................  F-12
Schedule 1 ...................................................................................................  F-119

Index to Exhibits

 Exhibit
   No.                               Exhibit
 --------                            -------

   1.1 By-Laws of Quinenco S.A. (incorporated by reference from Quinenco S.A. Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001).

   1.2      Amendment to the By-laws of Quinenco S.A.

   9.1      List of Subsidiaries

   11.1 Code of Ethics (incorporated by reference from Quinenco S.A. Annual Report on Form 20-F for the year ended December 31, 2003, filed on June 30, 2004).

   12.1 Certification of Chief Executive Officer of Quinenco S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

   12.2 Certification of Chief Financial Officer of Quinenco S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

   13.1 Certification of Chief Executive Officer of Quinenco S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   13.2 Certification of Chief Financial Officer of Quinenco S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   15.1 Banco de Chile's Financial Statements at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 (incorporated by reference from Item 18 of the Banco de Chile 2004 Annual Report on Form 20-F, filed on June 24, 2005).

   15.2 Banco de Chile's Guide 3 Data (incorporated by reference from Item 4 "Information on the Company - Selected Statistical Information" of the Banco de Chile 2004 Annual Report on Form 20-F, filed on June 24, 2005).

   15.3 CCU's Financial Statements at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 (incorporated by reference from Item 18 of the CCU 2004 Annual Report on Form 20-F, filed on June 28, 2005).

                                    SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                          QUINENCO S.A.


                                          By:/s/Luis Fernando Antunez
                                          --------------------------------------
                                            Name: Luis Fernando Antunez
                                            Title: Authorized Representative

Dated: June 30, 2005

                         QUINENCO S.A. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 18.  Financial Statements
                                                                       Page
                                                                      -------
Report of Independent Accountants:
  Report of Ernst & Young Limitada...................................   F-2
  Report of PricewaterhouseCoopers ..................................   F-4
  Report of Deloitte & Touche........................................   F-6

Consolidated Financial Statements:
  Consolidated Balance Sheets as of December 31, 2003 and 2004.......   F-8
  Consolidated Statements of Income for each of the three
   years in the period ended December 31, 2004.......................   F-9
  Consolidated Statements of Cash Flows for each of the three
   years in the period ended December 31, 2004.......................   F-10
  Notes to the Consolidated Financial Statements.....................   F-12

Schedule 1
  Condensed Financial Information of Quinenco S.A. ..................   F-119

  Ch$   - Chilean pesos
  ThCh$ - Thousands of Chilean pesos
  MCh$  - Millions of Chilean pesos
  US$   - United States dollars
  ThUS$ - Thousands of United States dollars
  UF    - The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month's inflation rate (Note 2 b))

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Quinenco S.A. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Quinenco S.A. and subsidiaries (the "Company") as of December 31, 2003 and 2004 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement Schedule 1 - Condensed financial information. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule, based on our audits. We did not audit the consolidated financial statements of the subsidiary Madeco S.A. and subsidiaries as of December 31, 2003 and for each of the two years in the period ended December 31, 2003, which statements reflect total assets of ThCh$362,517,685 as of December 31, 2003, and total revenues of ThCh$265,316,557 and ThCh$243,607,682 for the years t ended December 31, 2003 and 2004, respectively. In addition, we did not audit the consolidated financial statements of Compania Cervecerias Unidas S.A., an equity method investment which represented ThCh$88,022,481 and ThCh$93,081,905 of total assets as of December 31, 2003 and 2004, respectively, and accounted for ThCh$7,036,685, ThCh$17,078,393 and ThCh$13,985,850 of net income for the years then ended December 31, 2002, 2003 and 2004, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quinenco S.A. and subsidiaries as of December 31, 2003 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with generally accepted accounting principles in Chile, which differ in certain respects from generally accepted accounting principles in the United States of America (see note 27 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

ERNST & YOUNG LTDA.
Santiago, Chile March 9, 2005
(except for Notes 26 and 27 for which the date is June 3, 2005)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Santiago, May 27, 2005
To the Board of Directors and Shareholders
Compania Cervecerias Unidas S.A.



1 We have audited the accompanying consolidated balance sheets of Compania Cervecerias Unidas S.A. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2004, expressed in constant Chilean pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3 As described in Note 1, the accompanying consolidated financial statements have been restated to reflect the effects of changes in the purchasing power of the Chilean peso on the Company's financial position and results of operations. Furthermore, the financial statements as of December 31, 2002 and 2003 and for the years then ended have been restated in terms of constant Chilean pesos of December 31, 2004 purchasing power.

4 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compania Cervecerias Unidas S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Chile.

5 As discussed in Note 2 to the consolidated financial statements, the Company changed its method of valuing inventory as of January 1, 2002.

Santiago, May 27, 2005
Compania Cervecerias Unidas S.A.
2

6 Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS

Santiago, Chile
May 27, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
  Madeco S.A.

We have audited the accompanying consolidated balance sheet of Madeco S.A. and subsidiaries (the "Company") as of December 31, 2003, and the related consolidated statements of operations and of cash flows for each of the two years in the period ended December 31, 2003 all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Madeco S.A. and its subsidiaries as of December 31, 2003, and the results of their operations and cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for each of the two years in the period ended December 31, 2003, and the determination of shareholders' equity at December 31, 2003, to the extent summarized in Note 32.

DELOITTE

Santiago, Chile
February 22, 2004, except for Note 32 as to which the date is June 24, 2004 and except for restatement to constant
  Chilean pesos as to
  which the date is June 3, 2005

                         QUINENCO S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

             Restated for general price-level changes and expressed in constant December 31, 2004 Chilean pesos (Ch$) and US dollars (US$)

                                                                                       As of December 31,
                                                                     -------------------------------------------------------
                                                                          2003                 2004                2004
                                                                     ---------------      --------------      --------------
                                                              Note                                              (Note 2v)
Assets                                                                    ThCh$               ThCh$               ThUS$
Current assets
Cash..................................................         2           6,524,209           4,148,331               7,442
Time deposits.........................................         5          43,401,501          13,789,624              24,739
Marketable securities.................................         6           6,306,097             652,433               1,170
Accounts receivable, net..............................         7          79,652,556          72,485,892             130,043
Notes and accounts receivable from related companies..        22           6,061,853           9,144,434              16,406
Inventories, net......................................         8          63,523,794          71,821,971             128,852
Other current assets, net.............................         9          49,813,269          39,524,683              70,909
                                                                     ---------------      --------------      --------------
       Total current assets...........................                   255,283,279         211,567,368             379,561
                                                                     ---------------      --------------      --------------

Property, plant and equipment , net...................        10         333,921,599         274,345,127             492,187
                                                                     ---------------      --------------      --------------

Other assets
Long-term notes and accounts receivable from related
   companies..........................................        22           1,949,744             831,969               1,493
Investments in related and other companies............        11         480,599,676         513,494,561             921,232
Goodwill, net.........................................        12         321,775,033         302,429,795             542,572
Other non-current assets..............................        13          32,615,033          33,028,762              59,255
                                                                     ---------------      --------------      --------------
       Total other assets.............................                   836,939,486         849,785,087           1,524,552
                                                                     ---------------      --------------      --------------

       Total assets...................................                 1,426,144,364       1,335,697,582           2,396,300
                                                                     ===============      ==============      ==============

Liabilities and Shareholders' Equity:
Current liabilities
Short-term bank loans.................................        14          19,179,719          23,647,102              42,424
Current portion of long-term liabilities..............        16          83,552,277          71,168,170             127,679
Accounts payable and supplier notes payable...........                    26,891,936          27,816,210              49,902
Notes and accounts payable to related companies.......        22             495,163             342,976                 615
Accrued expenses and other liabilities................        15          35,840,049          20,928,715              37,547
                                                                     ---------------      --------------      --------------
       Total current liabilities......................                   165,959,144         143,903,173             258,167
                                                                     ---------------      --------------      --------------

Long-term liabilities
Long-term debt........................................        16         350,675,094         196,875,957             353,204
Bonds payable.........................................        16         151,757,981         242,347,769             434,783
Notes and accounts payable to related companies.......        22              25,450               8,738                  16
Accrued expenses and other liabilities................        15           9,085,957           9,183,409              16,477
                                                                     ---------------      --------------      --------------
       Total long-term liabilities....................                   511,544,482         448,415,873             804,480
                                                                     ---------------      --------------      --------------

Minority interest.....................................        23          98,768,003         108,333,436             194,355
                                                                     ---------------      --------------      --------------

Commitments and contingencies.........................        20

Shareholders' Equity
Common stock 1,079,740,079 shares authorized, issued
   and outstanding with no par value).................        18         470,774,003         470,774,003             844,589
Reserves..............................................        18          14,104,256         (16,417,969)            (29,455)
Retained earnings.....................................        18         164,994,476         180,689,066             324,164
                                                                     ---------------      --------------      --------------
       Total Shareholders' Equity.....................                   649,872,735         635,045,100           1,139,298
                                                                     ---------------      --------------      --------------

       Total Liabilities and Shareholders' Equity.....                 1,426,144,364       1,335,697,582           2,396,300
                                                                     ===============      ==============      ==============

          The accompanying notes 1 to 27 are an integral part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

             Restated for general price-level changes and expressed in constant December 31, 2004 Chilean pesos (Ch$) and US dollars (US$)

                                                                                Years ended December 31,
                                                        --------------------------------------------------------------------------
                                                             2002               2003                 2004                2004
                                                        --------------     ---------------      --------------      --------------
                                                 Note                                                                 (Note 2v)
                                                            ThCh$               ThCh$               ThCh$               ThUS$
Operating Results:
Net sales.....................................             410,268,223         366,313,912         382,511,087             686,242
Cost of sales.................................            (327,078,370)       (292,153,062)       (310,086,374)           (556,309)
                                                        --------------     ---------------      --------------      --------------

       Gross margin...........................              83,189,853          74,160,850          72,424,713             129,933
Administrative and selling expenses...........             (72,550,707)        (61,095,210)        (45,227,792)            (81,141)
                                                        --------------     ---------------      --------------      --------------

       Operating income.......................              10,639,146          13,065,640          27,196,921              48,792
                                                        --------------     ---------------      --------------      --------------

Non-Operating Results:
Interest income...............................               5,536,242           3,001,628           1,961,539               3,519
Non-operating income..........................    21        34,724,777         122,515,170          72,775,998             130,563
Interest expense..............................             (52,515,284)        (36,072,185)        (28,722,814)            (51,530)
Non-operating expense.........................    21       (88,708,377)        (68,099,778)        (41,120,864)            (73,773)
Price-level restatement gain (loss), net......     3         5,200,171           1,939,233            (357,000)               (640)
Foreign exchange differences gain (loss), net.     4       (14,409,690)          1,008,993             298,856                 536
                                                        --------------     ---------------      --------------      --------------

       Non-operating results..................            (110,172,161)         24,293,061           4,835,715               8,675
                                                        --------------     ---------------      --------------      --------------
                                                           (99,533,015)         37,358,701          32,032,636              57,467
       (Loss) income before taxes.............
Income taxes..................................    17           146,421          (2,632,981)         (1,955,479)             (3,508)
                                                        --------------     ---------------      --------------      --------------
                                                           (99,386,594)         34,725,720          30,077,157              53,959
       (Loss) income before minority interest.
 Minority interest............................    23        21,245,705           3,911,497          (6,724,443)            (12,064)
                                                        --------------     ---------------      --------------      --------------

       Net (loss) income......................             (78,140,889)         38,637,217          23,352,714              41,895
                                                        ==============     ===============      ==============      ==============

          The accompanying notes 1 to 27 are an integral part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2004 Chilean pesos (Ch$) and US dollars (US$)

                                                                                        Years ended December 31,
                                                                  ------------------------------------------------------------
                                                                      2002            2003            2004           2004
                                                                  ------------    ------------    ------------    ------------
                                                                                                                    (Note 2v)
                                                                      ThCh$           ThCh$          ThCh$            ThUS$
Cash Flow From Operating Activities:
Collection from customers .....................................    486,233,637     418,275,817     469,041,701         841,481
Financial income receivable ...................................     14,573,437       2,876,640       2,133,786           3,828
Other income received .........................................     33,088,220      78,316,245      55,594,746          99,739
Payments to suppliers and personnel ...........................   (427,470,067)   (379,172,828)   (426,314,168)       (764,826)
Interest paid .................................................    (45,094,716)    (31,790,396)    (26,683,008)        (47,870)
Income taxes paid .............................................     (2,062,360)     (1,538,070)     (1,835,580)         (3,293)
Other expenses ................................................     (4,511,566)     (5,898,894)     (2,413,459)         (4,332)
Value added taxes (VAT) and other similar items paid ..........    (23,691,852)    (14,605,558)    (11,693,143)        (20,978)
                                                                  ------------    ------------    ------------    ------------
     Net cash flow provided by operating activities ...........     31,064,733      66,462,956      57,830,875         103,749
                                                                  ------------    ------------    ------------    ------------

Cash Flow From Investing Activities:
Proceeds from sales of investments ............................        622,220      20,912,881      40,065,367          71,879
Proceeds from sales of property, plant and equipment ..........      2,869,248      16,152,410       4,210,908           7,555
Additions to property, plant and equipment ....................    (23,691,385)    (12,456,676)    (19,111,939)        (34,288)
Investments in other companies ................................       (626,337)       (195,958)    (50,724,876)        (91,003)
Investments in financial instruments ..........................       (309,157)    (50,053,820)             --              --
(Increase)  decrease in accounts receivable from related
  companies ...................................................         38,653        (771,659)     (4,866,766)         (8,731)
Other investing activities (net) ..............................     22,005,136      38,672,607        (593,837)         (1,065)
                                                                  ------------    ------------    ------------    ------------
     Net cash flow provided by (used in) investing activities .        908,378      12,259,785     (31,021,143)        (55,653)
                                                                  ------------    ------------    ------------    ------------

Cash Flow From Financing Activities:
Borrowings from banks and others ..............................    145,543,591      43,801,446      52,887,410          94,882
Dividends paid ................................................     (8,189,514)     (1,294,617)    (20,251,829)        (36,333)
Payments of loans .............................................   (166,103,891)   (171,436,015)   (106,768,562)       (191,547)
Increase in bonds payable .....................................             --              --     148,647,350         266,680
Decrease in bonds payable .....................................    (17,879,489)    (33,154,801)    (84,543,678)       (151,675)
Capital increase in subsidiaries contributed by minority
shareholders ..................................................      1,128,113      45,932,275      10,172,596          18,250
Capital decrease ..............................................             --        (562,766)       (285,608)           (512)
Increase (decrease) in accounts payable to related companies ..     47,070,864      14,140,791     (40,644,512)        (72,918)
Other financing activities (net) ..............................      3,741,322         387,704        (646,478)         (1,160)
                                                                  ------------    ------------    ------------    ------------
     Net cash flow (used) provided by financing activities ....      5,310,996    (102,185,983)    (41,433,311)        (74,333)
                                                                  ------------    ------------    ------------    ------------
           Net increase (decrease) in cash and cash equivalents     37,284,107     (23,463,242)    (14,623,579)        (26,237)
                                                                  ------------    ------------    ------------    ------------
           Price-level restatement of cash and cash equivalents      2,662,648     (15,188,893)       (663,185)         (1,190)
                                                                  ------------    ------------    ------------    ------------
           Cash and cash equivalents at beginning of year .....     56,421,741      96,368,496      57,716,361         103,546
                                                                  ------------    ------------    ------------    ------------
           Cash and cash equivalents at end of year ...........     96,368,496      57,716,361      42,429,597          76,119
                                                                  ============    ============    ============    ============

Supplemental cash flow information:
Interest paid, net of amounts capitalized .....................    (45,094,716)    (31,790,396)    (26,683,008)        (47,870)
Income taxes paid .............................................     (2,062,360)     (1,538,070)     (1,835,580)         (3,293)
Capital lease obligations incurred ............................             --         (23,051)       (116,632)           (209)

          The accompanying notes 1 to 27 are an integral part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2004 Chilean pesos (Ch$) and US dollars (US$)

                                                                                     Years ended December 31,
                                                                  ------------------------------------------------------------
                                                                      2002            2003            2004            2004
                                                                  ------------    ------------    ------------    ------------
                                                                                                                   (Note 2v)
                                                                     ThCh$           ThCh$            ThCh$          ThUS$
Reconciliation of net income (loss) for the year to net
   cash provides by operating activities
Net (loss) income .............................................    (78,140,889)     38,637,217      23,352,714          41,895
Adjustments to reconcile net income to net cash
   provided by operating activities that do not
   represent cash flows:
Depreciation ..................................................     33,287,216      31,230,322      27,559,795          49,443
Amortization of goodwill, net .................................     19,299,984      (3,514,187)     17,750,014          31,844
Minority interest .............................................    (21,245,705)     (3,911,497)      6,724,443          12,064
Price-level restatement gain (loss), net ......................     (5,200,171)     (1,939,233)        357,000             640
Foreign exchange differences gain (loss), net .................     14,409,690      (1,008,993)       (298,856)           (536)
Losses on sales of property, plant and equipment ..............         17,515       3,000,411       1,172,080           2,103
Participation in earnings of investments under equity
  method, net .................................................    (26,071,064)    (58,831,277)    (58,469,832)       (104,896)
Dividends received from unconsolidated investments ............     30,298,531      76,416,376      49,051,740          88,001
(Gains) losses on sales of investments ........................       (415,880)         70,157      (4,209,396)         (7,552)
Write-offs and provisions .....................................     13,191,791       9,100,022       7,018,913          12,592
Other .........................................................     48,189,111      32,559,858       7,779,486          13,957
Decrease (increase) in accounts and notes receivable ..........      4,205,004     (19,874,519)     (6,265,976)        (11,241)
Decrease (increase) in inventories ............................      8,056,936       1,644,687     (17,651,085)        (31,667)
Decrease (increase) in other assets ...........................     15,566,235     (56,823,489)      8,024,915          14,397
Increase (decrease) in accounts and notes payable .............    (42,019,102)     14,579,086       2,083,029           3,737
Increase (decrease) in other accrued and current liabilities ..     17,635,531       5,128,015      (6,148,109)        (11,032)
                                                                  ------------    ------------    ------------    ------------
     Net cash flow provided by operating activities ...........     31,064,733      66,462,956      57,830,875         103,749
                                                                  ------------    ------------    ------------    ------------

          The accompanying notes 1 to 27 are an integral part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 1 - The Company

Quinenco S.A. and subsidiaries ("The Company") is a diversified company engaged in the industrial and financial services sectors primarily in Chile and the Southern Cone countries of South America. The Company has invested in four main sectors of the economy: financial services; food and beverage; telecommunications and manufacturing. In addition, Quinenco holds investments in the hotel and real estate development sectors, among others.

As of December 31, 2004, The Company provides banking and other financial services through its unconsolidated investment in Banco de Chile formed by the merger between Banco de Chile and Banco de A. Edwards ("Banco Edwards"); is involved in the production and distribution of beer, soft drinks, mineral water, wine and pisco through an equity method investment in Compania Cervecerias Unidas S.A. ("CCU"); provides telecommunications services through its subsidiary, Compania Nacional de Telefonos, Telefonica del Sur S.A. ("Telefonica del Sur") and manufactures copper and aluminum products and consumer packaging products through its subsidiary Madeco S.A. ("Madeco").

In addition, through its subsidiary, Industria Nacional de Alimentos S.A., ("Indalsa"), the Company processes and distributes food through an equity investment in Calaf S.A. ("Calaf"); is engaged in hotel services through its subsidiary Hoteles Carrera S.A. ("Hoteles Carrera"); and is involved in the development of residential real estate in Chile through its equity method investment in Habitaria S.A. ("Habitaria").

References herein to "Quinenco" or "The Parent Company" are to Quinenco S.A. and references herein to the "Company" are to Quinenco together with its consolidated subsidiaries and the companies in which Quinenco holds significant equity interests. Further details of the industries in which the Company operates are as a follows:

Financial Services. Banco de Chile, which provides banking and financial services in Chile is an equity method investment of LQ Inversiones Financieras S.A. ("LQIF"), a consolidated subsidiary.

As of December 31, 2002, 2003 and 2004, Quinenco held a voting interest of 52.16%, 52.16% and 53.49% in Banco de Chile, respectively. Hereafter, interest will refer to the voting interest held, unless otherwise specified. Banco de Chile, a private Chilean bank with branches in New York and Miami, provides a range of services through its nationwide service network in Chile. As of January 1, 2002, Sociedad Matriz del Banco de Chile S.A. ("SM Chile") the holding company in which Quinenco maintains a 51.35% interest, holds a direct interest of 18.48% in Banco de Chile and indirectly holds an additional 42.00% through its wholly-owned subsidiary, Sociedad Administradora de la Obligacion Subordinada SAOS S.A. ("SAOS").

As of December 31, 2002 and 2003, the Company owned 52.16% of the voting rights and was entitled to 29.15% of the dividend rights in the merged bank. In 2004, Banco de Chile repurchased 2.5% of its own shares in accordance with its share repurchase program. As a result, the Company's voting rights and dividend rights in Banco de Chile increased to 53.49% and 29.89%, respectively.

Food and Beverage. CCU, an equity method investee, is a diversified beverage company. It is the largest beer producer in Chile with an ample product offering of proprietary and international beer brands. It also produces and distributes proprietary brand soft drinks, PepsiCo and Schweppes Holdings Ltd. brand soft drinks and nectars, mineral waters and pisco. CCU owns a majority interest in Vina San Pedro S.A. ("Vina San Pedro"), Chile's second-largest winery. In Argentina, CCU is the second-largest brewer where it produces and distributes proprietary and international beer brands. CCU produces plastic bottles for use in its businesses.

Quinenco owns its interest in CCU through a 50% interest in Inversiones y Rentas S.A. ("IRSA"). IRSA is a joint venture formed in 1986 between Quinenco and the Schorghuber Group, German brewers of the Paulaner beer brand. On April 17, 2003, the Schorghuber Group announced that it had sold its interest in IRSA to Heineken Americas B.V. ("Heineken"), the Dutch brewer. As a result Heineken is a 50% partner in IRSA, the entity that holds a 61.62% controlling interest in CCU.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 1 - The Company (continued)

Indalsa, formerly Empresa Lucchetti S.A., is a 97.02% owned consolidated subsidiary of the Company. Until March 31, 2004 it produced pasta, edible oil and packaged soups for the Chilean market. On this date, Indalsa sold its subsidiary, Lucchetti Chile S.A. ("Lucchetti Chile"), to Empresas Corpora Tresmontes S.A. ("Corpora Tresmontes") for ThCh$56,074,000 (historic pesos) less financial debt, generating a gain on sale of ThCh$4,069,786. The sale represented approximately 85% of Indalsa's consolidated net assets but did not include Indalsa's 50% interest in a chocolate and cookie maker acquired in January 2004, two real estate properties in Chile, deferred tax credits or its interest in Lucchetti Peru S.A. ("Lucchetti Peru"). Following the sale, Empresas Lucchetti S.A. changed its name to Industria Nacional de Alimentos S.A. on May 14, 2004.

Indalsa produced pasta products in Peru until early 2003 when its plant was forcibly closed by the Peruvian authorities for alleged environmental violations. Since that date, Indalsa has been in the process of liquidating its assets in Peru in order to repay its bank loans and amounts due to suppliers and personnel. In accordance with accounting principles generally accepted in Chile, the Company made a provision against the entire investment and for part of the accounts receivable of Lucchetti Peru amounting to a total of ThCh$30,678,486 (historic pesos) as of December 31, 2002.

In 2002, 2003 and 2004, Indalsa carried out capital increases giving Quinenco an ownership interest in Indalsa of 93.69%, 95.91% and 97.02% as of December 31, 2002, 2003 and 2004, respectively.

Telecommunications. Telefonica del Sur, a consolidated subsidiary, provides local telephone service in Regions VIII, IX, X and XI of Chile. At December 31, 2004, Telefonica del Sur was a 73.67%-owned consolidated subsidiary of the Company. The Company's interest in Telefonica del Sur is held through a wholly-owned subsidiary, VTR S.A. ("VTR").

Telefonica del Sur is the principal provider of local telephone service in Regions X and XI. It is the second-largest provider of telephone services in the ninth region which includes the city of Temuco. It is the third-largest provider in the eighth region of the country. In addition to local telephone services, Telefonica del Sur is also a provider of nationwide domestic and international long distance telephone services, internet services and other non-regulated telecommunications services. Quinenco's economic interest in Telefonica del Sur was 73.67% at December 31, 2004, and 73.56% at December 31, 2003 and 2002,
respectively.

Manufacturing. Madeco, a consolidated subsidiary, is a regional manufacturer of copper and aluminum based cable, brass mills products principally used in the telecommunications, construction, mining, energy and general industrial products sectors. Madeco is also a manufacturer of packaging for mass consumer products. Madeco has production facilities in Chile, Peru, Brazil and Argentina. In Brazil, Madeco owns a 100% interest in Ficap S.A. ("Ficap"), a manufacturer of copper and aluminum wire and cable products. As a result of the economic crisis in Argentina which culminated in 2001, Madeco closed its Argentine subsidiary, Decker-Indelqui S.A. ("Decker Indelqui"). It has since partially reopened its plant facilities for wire and cable and brass mills production. In Peru, Madeco owns Indeco S.A. ("Indeco"), a wire and cable manufacturer. Madeco's manufacturing activities of flexible product packaging are carried out through its subsidiaries in Chile and Argentina, Alusa S.A. ("Alusa") and Aluflex S.A. ("Aluflex").

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 1 - The Company (continued)

During 2003, Madeco completed a capital increase in several stages. Quinenco subscribed directly and indirectly for shares totaling ThCh$49,616,293. As of December 31, 2002, 2003 and 2004, Quinenco held a 53.41%, 55.22% and 51.23%
interest in Madeco, respectively.

Real Estate and Hotel Administration. Hoteles Carrera previously operated a chain of five hotels in Chile. At the end 2003, it sold its main hotel located in Santiago to the Chilean government. Hoteles Carrera recognized a loss on sale of Ch$4,831 million (historic pesos) associated with the disposal in 2003. In 2004, it did not renew the leases it had on three hotels it operated in the north of Chile. Its remaining hotel is a small four star located in the city of Concepcion. As of December 31, 2002, 2003 and 2004, Quinenco held an 89.95% interest in Hoteles Carrera.

Quinenco owns a 50% equity method interest in Habitaria, a developer of residential real estate for Chilean families in the middle-income and upper-middle income segments. Habitaria is a joint venture between the Company and Ferrovial Inmobiliaria Chile Ltda., a subsidiary of the Spanish company Ferrovial S.A..

Note 2 - Summary of Significant Accounting Policies

a)    Basis of consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile, and specific guidelines issued by the Superintendency of Securities and Insurance ("SVS"), (collectively referred to as "Chilean GAAP")

The consolidated financial statements of Quinenco and its subsidiaries as of December 31, 2003 and 2004 include the accounts of companies in which the Parent Company holds a direct or indirect ownership of more than 50%. However, they do not consolidate the financial statements of Banco de Chile, SM Chile, and Banchile Seguros de Vida S.A. ("Banchile"), because banking and insurance operations are generally not consolidated with non-financial businesses in Chile, primarily due to the dissimilarity of both the nature of the operations and the related accounting policies. The SVS has authorized the Company not to consolidate the financial statements of Banco de Chile, SM Chile and Banchile.

SM Chile's wholly-owned subsidiary, SAOS has significant liabilities (the "subordinated debt obligation") with the Chilean Central Bank to the amount of UF53,945,608.59 (approximately ThCh$934,178,801) as of December 31, 2004. Under Chilean GAAP, as permitted by law, such liabilities are not included in SM Chile's financial statements. See note 11.

Indalsa has not consolidated the subsidiary Lucchetti Peru as of December 31, 2004 and 2003 as a result of action taken by Peruvian government as detailed in
Note 20 b). This action resulted in the closure of the plant and the initiation of a process to liquidate its assets. This decision is based on the provisions of Technical Bulletin No. 64 of the Chilean Association of Accountants ("BT64") and SVS Resolution No.01642 dated March 11, 2003, which expressly authorized the non-consolidation of Lucchetti Peru.

The consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 include the following subsidiaries:

                                                                     At December 31,
                                                         ------------------------------------
                                                            2002         2003        2004
                                                         ----------   ----------  -----------
                                                             %            %            %
Percentage of Direct and Indirect Ownership:
Indalsa (formerly Empresa Lucchetti) and subsidiaries....     93.69        95.91        97.02
Telefonica del Sur and subsidiaries......................     73.56        73.56        73.67
Madeco and subsidiaries..................................     53.41        55.22        51.23
Hoteles Carrera..........................................     89.95        89.95        89.95

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 2 - Summary of Significant Accounting Policies (continued)

All significant intercompany balances and transactions have been eliminated in consolidation, as well as any unrealized gains or losses arising from such transactions. The participation of non-controlling shareholders in subsidiaries has been given effect in the consolidated financial statements under the caption Minority Interest.

The preparation of financial statements in conformity with Chilean GAAP, along with the reconciliation to generally accepted accounting principles in the United States of America ("US GAAP"), requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In addition, certain reclassifications have been made in the 2002 and 2003 amounts to conform to the 2004 presentation.

b)    Price-level restatement

The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Association of Statistics, which was 3.0%, 1.0% and 2.5% for the years ended November 30, 2002, 2003 and 2004, respectively. The index is based on the "prior month rule"; pursuant to which the inflation adjustments are based on the Consumer Price Index at the close of the month preceding the close of the respective period of the transaction.

This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements for the years ended December 31, 2002 and 2003 and the amounts disclosed in the related footnotes have also been restated using the same index in terms of Chilean pesos of December 31, 2004 purchasing power.

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

Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the CPI. The adjustments to the closing value of UF-denominated assets and liabilities are included in the Price-level restatement account in the Consolidated Statement of Income. Each UF was equivalent to Ch$16,744.12, Ch$16,920.00, and Ch$17,317.05 as of December 31,
2002, 2003 and 2004, respectively.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 2 - Summary of Significant Accounting Policies (continued)

c)    Assets and liabilities in foreign currency

Balances in foreign currency included in the Consolidated Balance Sheets and detailed in Note 19 have been translated into Chilean pesos at the Observed Exchange Rates determined by the Central Bank of Chile in effect at each year end. The changed rated as of December 31 2002, 2003 and 2004 of most relevant foreign currencies are as follows:

                                                             As of December 31,
                                                 -------------------------------------------
                                                      2002          2003            2004
                                                 -------------  -------------  -------------
United States Dollar (US$) ....................  $      718.61  $      593.80  $      557.40
Argentinian Pesos (AR$) .......................         211.98         201.97         187.36
Brazilian Reals (BR$) .........................         203.00         205.47         209.99

The net adjustment of assets and liabilities denominated in foreign currency is also detailed in Note 4.

d)    Cash and cash equivalents

The Company considers all short-term, highly liquid investment securities with remaining maturities of three months or less to be cash equivalents for the purposes of the Consolidated Statements of Cash Flows:

                                                            As of December 31,
                                                 -------------------------------------------
                                                      2002           2003          2004
                                                 -------------  -------------  -------------
                                                    ThCh$           ThCh$           ThCh$
Cash ..........................................      5,215,108      6,524,209      4,148,331
Time deposits that are cash equivalents .......      2,020,585     24,210,296     13,789,624
Mutual funds (Note 6) .........................      6,967,304      6,066,488        412,783
Securities purchased under agreements
to resell that are cash equivalents (Note 9) ..     82,165,499     20,915,368     24,078,859
                                                 -------------  -------------  -------------
       Total ..................................     96,368,496     57,716,361     42,429,597
                                                 =============  =============  =============

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

Mutual funds: At the quoted redemption value of the respective share at each balance sheet date.

f)    Accounts receivable

Accounts receivables are shown net of the allowance for doubtful accounts. Allowances are recorded at the end of each period based on specific identification and those balances considered to be of doubtful recovery due to the age of the receivable.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 2 - Summary of Significant Accounting Policies (continued)

g)    Inventories

Inventories of finished products, work in progress and by-products are valued at production cost including indirect manufacturing costs plus price-level restatement ("restated cost"). Inventories of raw materials, materials in warehouse and materials in transit are valued at price-level restated cost. Inventory values do not exceed their estimated net realizable value. The related obsolescence allowances have been deducted from inventories.

Inventories with a turnover exceeding one year are shown under other long-term assets net of obsolescence allowance.

h)    Other current assets

Other current assets correspond principally to recoverable income taxes, deferred income taxes, prepaid expenses, disposable assets held for sale and securities purchased under agreements to resell. These securities represent investments in promissory notes issued by the Central Bank of Chile and Treasury Bills, which were purchased at a discount under agreements to resell at a fixed price. They are valued at their present value calculated on the basis of the interest yield used to determine the price of each instrument on the date of acquisition.

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

Certain subsidiaries record the sale and leaseback of assets maintaining the value of the assets prior to the transaction. The assets will legally belong to the Company and its subsidiaries after they exercise the purchase option. Losses arising from these transactions are amortized over the useful lives of the related asset and are shown in other property, plant and equipment as part of capital leases.

Software included is shown at price-level restated acquisition cost and is amortized over 4 years in conformity with Circular No. 981 of the SVS.

In accordance with instructions issued by the SVS, property, plant and equipment include the revaluation increment arising from the technical appraisals of certain assets, which were carried out in 1979 and 1986.

Property, plant and equipment are shown net of allowances for obsolescence.

In substantially all cases, depreciation is determined by the straight-line method based on the estimated useful lives of the assets and where applicable as a function of the production units for certain plants (see Note 10).

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 2 - Summary of Significant Accounting Policies (continued)

The estimated useful lives of the principal categories of property, plant and equipment are as follows:

                                                                    Years
                                                                 -----------

Buildings and installations..................................       25 to 60
Machinery and equipment......................................       10 to 20
Telephone plant and equipment................................       10 to 30
Other property, plant and equipment..........................       10 to 20

The revaluation from technical appraisals is being amortized over the remaining lives of the respective assets.

Depreciation of temporarily inactive property, plant and equipment is classified under other non-operating expenses in the Statement of Income.

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

j)    Investments in related companies (continued)

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

k)    Other investments

Other investments in which the Company has less than 10% of the voting stock of the investee, which are considered to be permanent are valued at cost plus price-level restatement. They are shown under the caption Other assets. Dividends from such investments are recognized as income when received.

l)    Goodwill and negative goodwill

Prior to January 1, 2004, goodwill arose from the excess of the purchase price of companies acquired over their net book value; negative goodwill arose when net book value exceeded the purchase price of companies acquired. Goodwill and negative goodwill is also accounted for in the purchase of investments accounted for by the equity method. Chilean GAAP also provides that goodwill and negative goodwill amortization may be accelerated if the proportional net income or net loss of the investee exceeds the respective straight-line amortization amount. Beginning January 1, 2004, the Company adopted Technical Bulletin No.72 of the Chilean Association of Accountants, which changes the basis for determining accounting for goodwill and negative goodwill generated in transactions after January 1, 2004, based on an allocation of the purchase price based on the fair value of the identifiable assets acquired and identifiable liabilities assumed. Both goodwill and negative goodwill are normally amortized over the maximum period of twenty years considering the expected period of return of the investments.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 2 - Summary of Significant Accounting Policies (continued)

m)    Other non-current assets

Other non-current assets correspond principally to long-term receivables, deferred income taxes, trademarks, bond issuance cost, fixed assets held-for-sale and slow movement inventories. Trademarks are presented at their price-level restated registration value, and are amortized over the period in which they are expected to benefit the Company, as established in Technical Bulletin No. 55 of the Chilean Association of Accountants.

n)    Bonds payable

Bonds payable are included in liabilities at their par value plus accrued price-level restatement and interest. The discount that arises from the difference between par value and the proceeds less issuance costs actually received is included in Other assets and is amortized using the straight-line method.

o)    Employee severance indemnities

Certain subsidiaries with agreements to pay severance indemnities calculate the respective liability based on a present value method (accrued cost of the benefit method), assuming real annual discount rates over an estimated remaining service period of each employee until retirement.

p)    Employee vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis as employees earn the vacations.

q)    Deferred income tax

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin No.60 and its related amendments issued by the Chilean Association of Accountants, and with Circular No.1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method.

Previously, deferred income taxes attributable to those temporary differences related to items that were treated differently for tax and accounting purposes were not recorded to the extend that they were considered to be offsetting and temporary in nature.

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

r)    Revenue recognition

Revenue is recognized when goods are delivered to customers or the services are rendered. Unearned income related to sales that the Company has invoiced and collected in advance is not recognized until the related goods are delivered.

In addition to services invoiced, Hoteles Carrera recognizes as operating revenues an estimate of services provided and not invoiced through year-end. This estimate has been valued using actual rates corresponding to the period in which the services were provided. Accordingly, the cost related to this service has been included in cost of sales in the income statement.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 2 - Summary of Significant Accounting Policies (continued)

The subsidiaries in the telecommunications sector maintain a policy of recognizing revenues when the services are provided. Accordingly, revenues for each year include both services billed and services provided but unbilled at the end of the year. The unbilled services are accrued based on a calculation of the unbilled time for domestic and international telephone and data transmission services at rates in effect during the corresponding period in which the services are rendered. The related cost of such services is included in Operating costs in the Consolidated Statement of Income.

s)    Translation of foreign currency financial statements

In accordance with BT64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean operation and which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations are remeasured using the U.S. dollar as the functional currency and then translated into Chilean pesos at the year end exchange rate. Accordingly, the financial statements of the Company's subsidiaries in South America (principally Argentina, Brazil and Peru) are prepared in accordance with Chilean GAAP, with the exception of price-level restatement, which is not applied, and are then remeasured into U.S. dollars as follows:

- Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

- All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

- Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

- Any exchange differences are included in the results of operations for the period.

Banco de Chile's branches in the United States of America use the U.S. dollar as the measurement currency as they are not considered an extension of their parent company and function in a country with a stable currency.

On the Parent Company's books, price-level restatements based on Chilean inflation are applied to the beginning balance of the investment account and then the participation in the net income of the subsidiary (determined as described above) is recorded. The Parent Company then compares this value to its participation in the equity of the investee as remeasured into U.S. dollars, or in the case of Banco de Chile's branches which were already in U.S. dollars and translated into Chilean pesos at the prevailing rate as of the balance sheet date. The difference is recorded as an adjustment to the investment account with a corresponding adjustment to the Cumulative Translation Adjustment account in Shareholders' equity.

In addition, as permitted by BT64, the Company records the effect of foreign exchange adjustments arising from financial instruments that hedge the exposure of foreign investments. Accordingly, the excess of foreign exchange losses over related price-level restatements is also charged to the Cumulative Translation Adjustment account.

Certain subsidiaries incorporated in the Cayman Islands prepare financial statements in U.S. dollars. These financial statements are translated to Chilean pesos at the Observed Exchange Rate at the closing date of each period. Foreign exchange gains or losses arising from the translation of these financial statements are included in the results of operations as part of the foreign exchange differences.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 2 - Summary of Significant Accounting Policies (continued)

t)    Changes of interest when investee issues stock

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

u)    Accumulated deficit during development stage

In accordance with Circular No.981 of the SVS, disbursements made during the organization and start-up stage that are not assignable to tangible or intangible assets are included in Shareholders' equity in the Balance Sheets under the caption Accumulated Deficit During Development Stage (see also Note 2 j)).

v)    Basis of translation to U.S. dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying Consolidated Financial Statements (except the footnotes) as of and for the year ended December 31, 2004 are presented solely for the convenience of the reader at the December 31, 2004 exchange rate of Ch$557.40 per US$1. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such rate or any other rate. All other U.S. dollar amounts included in the footnotes represent the actual dollars at the date of the transaction.

w)    Financial derivative instruments

The Company maintains forward foreign exchange contracts and foreign exchange swap contracts to cover the risks of fluctuation in exchange rates between the Chilean peso, U.S. dollar and Brazilian real. The Company enters into forward foreign exchange contracts to mitigate the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers and the purchase of supplies and raw materials and also to cover U.S. dollar denominated debt.

These derivative instruments are recorded in the balance sheet at fair value as other assets or liabilities, with a credit or charge to income, respectively.

x)    Compensations plans

Madeco does not record the effect of stock options as of the date that the option is granted and only recognizes the eventual capital increase once the respective options are exercised and the payment of the capital increase is made. This accounting treatment is in accordance with International Accounting Standard (IAS) No. 19, since there are no related standards in Chile.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 3 - Price-Level Restatement

The application of price-level restatement as described in Note 2 b) resulted in net (charges)/credits to income, the effect of which is summarized as follows:

                                                            Credit (charge) Year ended December 31,
                                                          --------------------------------------------
                                                              2002            2003            2004
                                                          ------------    ------------    ------------
                                                              ThCh$           ThCh$           ThCh$
Property, plant and equipment, net ....................      8,300,474       2,743,981       5,002,408
Inventories ...........................................      2,208,677       2,374,527         575,062
Other current assets ..................................        457,141         186,647         420,187
Other assets ..........................................     30,794,330      10,051,989      21,400,208
Other non-monetary liabilities ........................     (3,214,862)     (1,233,957)     (2,976,868)
Shareholders' Equity, net .............................    (20,857,921)     (6,462,777)    (15,676,274)
Income and expense accounts in terms of period-end
   constant Chilean pesos .............................        868,221        (550,519)       (127,827)
Net adjustment of assets and liabilities indexed in UFs    (13,355,889)     (5,170,658)     (8,973,896)
                                                          ------------    ------------    ------------
       Price-level restatement gain (loss), net .......      5,200,171       1,939,233        (357,000)
                                                          ============    ============    ============

Note 4 - Foreign Exchange Differences

The application of foreign exchange differences as described in Note 2 c) resulted in net (charges)/credits to income, the effect of which is summarized as follows:

                                                            Credit (charge) Year ended December 31,
                                                          --------------------------------------------
                                                              2002            2003            2004
                                                          ------------    ------------    ------------
                                                              ThCh$           ThCh$           ThCh$
Cash and financial investment .........................      4,707,901      (4,894,449)       (337,366)
Accounts receivable ...................................     (1,068,677)        981,552        (614,275)
Notes and accounts receivable from related companies ..        (18,015)             --              --
Other assets ..........................................      1,323,816      (1,531,735)        608,672
Bank loans ............................................    (18,834,360)     15,917,974        (757,191)
Other liabilities .....................................        363,079          44,062        (411,741)
 Results from financial derivative contracts ..........      3,590,961     (13,068,665)        783,243
Results from conversion, net ..........................     (4,474,395)      3,560,254       1,027,514
                                                          ------------    ------------    ------------
     Foreign exchange differences gain (loss), net ....    (14,409,690)      1,008,993         298,856
                                                          ============    ============    ============

Note 5 - Time Deposits

Time deposits are summarized as follows:

                                                                               As of December 31,
                                                                          ----------------------------
                                                                              2003            2004
                                                                          ------------    ------------
                                                                              ThCh$           ThCh$
Time deposits in UF....................................                     23,005,205       9,372,985
Time deposits in Chilean pesos.........................                      6,877,525         446,230
Time deposits in U.S. dollars..........................                     13,458,951       3,970,409
Time deposits in other foreign currencies..............                         59,820              --
                                                                          ------------    ------------
       Total...........................................                     43,401,501      13,789,624
                                                                          ============    ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 6 - Marketable Securities

Marketable securities are summarized as follows:

                                                               As of December 31,
                                                          ----------------------------
                                                              2003            2004
                                                          ------------    ------------
                                                              ThCh$           ThCh$
Marketable equity securities...........................        238,149         238,347
Mutual funds...........................................      6,066,488         412,783
Other..................................................          1,460           1,303
                                                          ------------    ------------
       Total marketable securities.....................      6,306,097         652,433
                                                          ============    ============

Note 7 - Accounts Receivable

a)    Accounts receivable are summarized as follows:

                                                               As of December 31,
                                                          ----------------------------
                                                              2003            2004
                                                          ------------    ------------
                                                              ThCh$           ThCh$
Trade accounts receivable..............................     77,784,632      69,773,133
Notes receivable.......................................     11,557,901       8,467,344
Other accounts receivable..............................      5,211,953       3,652,766
Allowance for doubtful accounts........................    (14,901,930)     (9,407,351)
                                                          ------------    ------------
       Total...........................................     79,652,556      72,485,892
                                                          ============    ============

b) Changes in the allowance for doubtful accounts for the years ended December 31, 2002, 2003 and 2004 are as follows:

                                                                       As of December 31,
                                                          --------------------------------------------
                                                              2002            2003            2004
                                                          ------------    ------------    ------------
                                                              ThCh$           ThCh$           ThCh$
Balance at beginning of year ..........................     15,253,496      14,844,321      14,901,930
Price-level restatement ...............................       (303,226)         (4,173)       (282,300)
Effect of devaluation of foreign currencies ...........     (2,955,121)       (183,737)       (251,337)
Effect of non-consolidation of the subsidiary
 Lucchetti Peru .......................................     (1,153,784)             --              --
Charged to expenses ...................................      7,321,727       2,823,598       1,224,225
Effect of sales subsidiaries ..........................             --              --        (551,986)
Release of provisions .................................             --              --        (325,397)
Transfer to other long-term assets ....................             --              --      (1,497,364)
Write-offs ............................................     (3,318,771)     (2,578,079)     (3,810,420)
                                                          ------------    ------------    ------------
      Balance at end of year ..........................     14,844,321      14,901,930       9,407,351
                                                          ============    ============    ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 8 - Inventories

a) Inventories are summarized as follows:

                                                                               As of December 31,
                                                                          ----------------------------
                                                                             2003             2004
                                                                          ------------    ------------
                                                                             ThCh$            ThCh$
Raw materials ........................................................      20,248,421      20,992,962
Finished goods........................................................      19,005,445      19,301,330
Work-in-process.......................................................      11,004,717      17,052,660
Supplies..............................................................       7,002,581       6,551,629
Other.................................................................       6,262,630       7,923,390
                                                                          ------------    ------------
       Inventories, net...............................................      63,523,794      71,821,971
                                                                          ============    ============

Inventories are presented net of the allowance for obsolescence (ThCh$4,262,248 and ThCh$2,919,083 in 2003 and 2004, respectively).

b) Changes in the allowance for obsolescence for the year ended December 31, 2002, 2003 and 2004 are as follows:

                                                                       As of December 31,
                                                          --------------------------------------------
                                                              2002            2003            2004
                                                          ------------    ------------    ------------
                                                              ThCh$           ThCh$           ThCh$
Balance at beginning of year...........................      3,279,552       4,728,666       4,262,248
Price level restatement................................        (55,649)        (46,947)        (17,992)
Foreign exchange rate differences......................       (397,137)        (73,861)        (57,974)
Effect of de-consolidation of the subsidiary
 Lucchetti Peru........................................       (105,782)             --              --
Transfer to long term other assets.....................       (152,478)        413,031              --
Effect of sales of subsidiaries........................             --              --        (362,778)
Release of provisions..................................             --        (446,136)       (831,471)
Charged to expenses....................................      2,459,297         189,942           3,700
Write-offs.............................................       (299,137)       (502,447)        (76,650)
                                                          ------------    ------------    ------------
      Balance at end of year ..........................      4,728,666       4,262,248       2,919,083
                                                          ============    ============    ============

Note 9 - Other Current Assets

Other current assets are summarized as follows:

                                                                               As of December 31,
                                                                          ----------------------------
                                                                             2003             2004
                                                                          ------------    ------------
                                                                             ThCh$            ThCh$

Securities purchased under agreements to resell.......................      30,246,315      24,078,859
Recoverable income taxes, net (see Note 17 a) ).......................       5,549,215       5,095,072
Prepaid expenses......................................................       2,642,346         935,375
Deferred income taxes, net (see Note 17 b) )..........................       2,294,561       3,083,362
Property, plant and equipment held for sale, net......................       6,937,221       4,795,901
Other.................................................................       2,143,611       1,536,114
                                                                          ------------    ------------
       Total..........................................................      49,813,269      39,524,683
                                                                          ============    ============

Property, plant and equipment held for sale are recorded at their net realizable values. The adjustments to show such property, plant and equipment at their net realizable value amounted to ThCh$7,057,537 and ThCh$1,935,365 as of December 31, 2003 and 2004, respectively.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 10 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

                                                                     As of December 31,
                                                               ------------------------------
                                                                   2003             2004
                                                               -------------    -------------
                                                                   ThCh$            ThCh$
Land .......................................................      19,919,114       14,922,889
                                                               -------------    -------------

Buildings and infrastructure ...............................     182,408,741      157,864,877
Accumulated depreciation ...................................     (59,729,508)     (54,287,447)
                                                               -------------    -------------
       Subtotal buildings and infrastructure, net ..........     122,679,233      103,577,430
                                                               -------------    -------------

Machinery and equipment ....................................     372,118,058      317,813,789
Accumulated depreciation ...................................    (220,874,196)    (201,198,823)
                                                               -------------    -------------
       Subtotal machinery and equipment, net ...............     151,243,862      116,614,966
                                                               -------------    -------------

Other property, plant and equipment:
Leased assets ..............................................      18,550,700       14,406,570
Construction in progress ...................................       3,115,890        1,258,518
Furniture and fixtures .....................................       9,174,749        7,636,417
Office equipment ...........................................       3,896,023        3,548,255
Tools and others ...........................................       2,293,001        2,094,225
Computer software ..........................................       6,895,212        5,025,439
Computers ..................................................       1,154,617          295,672
Materials and replacement parts ............................       1,842,812        1,651,706
Other property, plant and equipment ........................       5,289,868       12,333,323
Accumulated depreciation ...................................     (21,911,977)     (18,584,704)
                                                               -------------    -------------
       Subtotal other property, plant and equipment, net ...      30,300,895       29,665,421
                                                               -------------    -------------

Revaluation from technical appraisals:
Land .......................................................       3,216,754        3,073,373
Buildings and infrastructure ...............................      10,084,875        9,389,945
Machinery and equipment ....................................       2,132,502        2,132,501
Accumulated depreciation ...................................      (5,655,636)      (5,031,398)
                                                               -------------    -------------
       Subtotal revaluation from technical appraisals, net .       9,778,495        9,564,421
                                                               -------------    -------------
           Total property, plant and equipment, net ........     333,921,599      274,345,127
                                                               =============    =============


Depreciation expense for the years ended December 31, are summarized as follows:

                                                              Year ended December 31,
                                                ------------------------------------------------
                                                   2002             2003               2004
                                                -------------   -------------     --------------
                                                   ThCh$            ThCh$              ThCh$
Operating expenses..........................       26,653,605      25,618,834         23,066,077
Administration and sales expenses...........        3,532,819       3,765,780          2,338,733
Non-operating expenses......................        3,100,792       1,845,708          2,154,985
                                                -------------   -------------     --------------
           Total............................       33,287,216      31,230,322         27,559,795
                                                =============   =============     ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 10 - Property, Plant and Equipment (continued)

Depreciation expense included depreciation of the revaluation from technical appraisals of ThCh$504,644, ThCh$517,113 and ThCh$407,931 in 2002, 2003, and
2004, respectively.

During the month of January 2002, the production activities of the Quilmes, Barracas, San Luis and Llavallol properties of Madeco's subsidiary Decker Indelqui S.A. were suspended. Property, plant and equipment involved in the temporary shutdown had a net carrying value of approximately ThCh$25,935,400 (historic pesos).

In light of the economic situation in Argentina, Madeco wrote-down fixed assets and certain other long-term assets in the amount ThCh$4,694,239 (historic pesos) in 2002. The charge was included in Other non-operating expenses (see Note 21).

The revaluation from technical appraisals is being amortized over the remaining lives of the respective assets.

Financing costs capitalized during construction periods amounted to ThCh$321,012 during 2002. No financing costs were capitalized during 2003 and 2004.

Note 11 - Investments

The carrying value of investments in related companies and other companies at cost are as follows:

                                                                                        As of December 31,
                                                                                  ----------------------------
                                                                                     2003             2004
                                                                                  ------------    ------------
                                                                                     ThCh$            ThCh$
Investments in related companies..............................................     480,506,959     468,087,871
Investments in other companies at cost........................................          92,717      45,406,690
                                                                                  ------------    ------------
       Total..................................................................     480,599,676     513,494,561
                                                                                  ============    ============

a)    The carrying value of investment in related companies is as follows:

                                                                         Percentage owned              As of December 31,
                                                                  ------------------------------------------------------------
                                                                      2003           2004             2003            2004
                                                                  ------------    ------------    ------------    ------------
                                                                       %               %              ThCh$           ThCh$
Related Companies
IRSA (1) ......................................................          50.00%          50.00%     88,208,444      93,222,337
Banco de Chile (2) ............................................          20.22%          20.23%    144,205,659     137,236,834
SM Chile series "A","B","D" and "E" (2) .......................          51.35%          51.35%    192,089,281     180,425,032
Entel S.A. ("Entel") ..........................................           5.69%           5.69%     34,052,024      35,431,869
Habitaria .....................................................          50.00%          50.00%      8,657,423       4,352,880
Other .........................................................         Various         Various     13,294,128      17,418,919
                                                                                                  ------------    ------------
       Total ..................................................                                    480,506,959     468,087,871
                                                                                                  ============    ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 11 - Investments (continued)

b) Proportional share of net income (losses) of equity method investment are as follows:

                                                           Year ended December 31,
                                                 --------------------------------------------
Company                                              2002           2003            2004
                                                 ------------    ------------    ------------
                                                    ThCh$           ThCh$           ThCh$
Proportional share of net income
   IRSA (1) ..................................      6,989,898      16,392,236      13,912,067
   Banco de Chile (2) ........................     11,015,637      27,057,220      31,664,951
   SM Chile series "A","B","D" and "E" (2) ...      4,951,787      11,940,661      13,946,654
   Entel .....................................      2,419,890       3,499,331       2,695,226
   Habitaria .................................        464,704              --              --
   Other .....................................        739,786         555,229         792,652
                                                 ------------    ------------    ------------
       Subtotal ..............................     26,581,702      59,444,677      63,011,550
                                                 ------------    ------------    ------------
Proportional share of net loss
   Habitaria .................................             --        (344,621)     (4,304,543)
   Other .....................................       (510,638)       (268,779)       (238,175)
                                                 ------------    ------------    ------------
       Subtotal ..............................       (510,638)       (613,400)     (4,542,718)
                                                 ------------    ------------    ------------
             Total ...........................     26,071,064      58,831,277      58,468,832
                                                 ============    ============    ============

(1) IRSA is a joint venture holding company through which the Company's ownership interests in CCU is held.

(2)   Financial Services investment.

SM Chile and Banco de Chile

On January 1, 2002, SM Chile owned a direct interest of 18.48% in Banco de Chile and indirectly held an additional 42.0% through its wholly-owned subsidiary SAOS.

As of December 31, 2002 and 2003, the Company owned 52.16% of the voting rights and was entitled to 29.15% of the dividend rights in the merged bank. As of December 31, 2004, the Company owned 53.49% of the voting rights and was entitled to 29.89% of the dividend rights in the merged bank.

The voting rights and the economic interest in Banco de Chile held by Quinenco, directly and indirectly are summarized as follows:

                                    2002             2003                2004
                                     %                %                   %

Voting Rights                      52.16            52.16               53.49
Economic Interest (1)              29.15            29.15               29.89

(1) The Company calculates economic interest as its share in the earnings or losses of the subsidiary through dividends, which is not equal to the Company's voting interest.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 11 - Investments (continued)

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

Dividends received

The dividends received in 2002, relate to income earned during 2001 by each of Banco de Chile and the former Banco Edwards prior to their merger on January 1, 2002, although the dividends were paid by the merged bank. The participation of the Company in Banco de Chile's total dividend distribution was equal to 17.8% of Banco de Chile's net income, before the merger and 51.17% of Banco Edwards' net income before the merger.

The dividends received in 2003, related to income earned during 2002 and was based on the participation of the Company in Banco de Chile's total dividends which in the time equaled to 29.15%.

In March 2004, the Company received dividends related to income earned during 2003 for an amount of ThCh$38,055,109 based on the participation of the Company in Banco de Chile, which was 29.15% at that time.

Entel

The Company accounts for this investment under the equity method as it exerts significant influence through Board of Director representation.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 11 - Investments (continued)

Lucchetti Peru

Indalsa has not consolidated the subsidiary Lucchetti Peru as of December 31, 2004 and 2003 as a result of action taken by Peruvian government as detailed in
Note 20 b). This action resulted in the closure of the plant and the start of a process to liquidate its assets. This decision is based on the provisions of BT64 and Resolution No.01642 of the SVS dated March 11, 2003, which authorized the non-consolidation of Lucchetti Peru. The Company has therefore used the equity method to account for this investment and based on the analysis that the Company has carried out, has recorded a provision for the full amount of the investment, leaving a balance of Ch$1. The Company's participation in the net loss incurred during the year-ended December 31, 2004 and 2003 and the charge for impairment are included in non-operating expenses.

Note 12 - Goodwill

Goodwill and negative goodwill are summarized as follows:

                                                                 As of December 31,
                                                         --------------------------------
                                                              2003             2004
                                                         --------------    --------------
                                                              ThCh$            ThCh$
Goodwill .............................................      335,465,742       313,286,570
Negative goodwill ....................................      (13,690,709)      (10,856,775)
                                                         --------------    --------------
       Goodwill, net .................................      321,775,033       302,429,795
                                                         ==============    ==============

Goodwill as of December 31 of each year arose from the purchase of the following investments:

                                                                 As of December 31,
                                                         --------------------------------
                                                              2003             2004
                                                         --------------    --------------
Company                                                       ThCh$            ThCh$
Banco de Chile and SM Chile Series B, D and E ........      234,679,922       220,877,965
Banco Edwards ........................................       70,133,125        65,656,542
Madeco and subsidiaries ..............................       29,687,801        25,584,758
Others ...............................................          964,894         1,167,305
                                                         --------------    --------------
       Total .........................................      335,465,742       313,286,570
                                                         ==============    ==============

The amortization of goodwill is included in non-operating expense each year (ThCh$21,255,601, ThCh$20,597,209, ThCh$20,572,171 in 2002, 2003 and 2004
respectively).

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 12 - Goodwill (continued)

Negative goodwill (net) at December 31 of each year arose from the purchase of the following investments:

                                                                 As of December 31,
                                                         --------------------------------
                                                              2003             2004
                                                         --------------    --------------
Company                                                       ThCh$            ThCh$
Banco de Chile y SM Chile Series A ...................          452,667           425,647
VTR and subsidiaries .................................        3,713,443         3,027,884
Madeco and subsidiaries ..............................        5,663,607         4,008,288
Entel ................................................        2,408,405         2,247,745
Agricola El Penon S.A ................................          939,614           664,429
Other ................................................          512,973           482,782
                                                         --------------    --------------
       Total .........................................       13,690,709        10,856,775
                                                         ==============    ==============

The amortization of negative goodwill is included in non-operating income in each year (ThCh$1,955,617, ThCh$24,111,396, ThCh$2,822,157 in 2002, 2003 and
2004 respectively).

Note 13 - Other Non-Current Assets

Other non-current assets are summarized as follows:

                                                                 As of December 31,
                                                         --------------------------------
                                                              2003             2004
                                                         --------------    --------------
                                                              ThCh$            ThCh$
Long-term notes and account receivable ...............        2,219,853         3,121,010
Recoverable tax incentives in Argentina ..............        1,055,995           480,316
Recoverable VAT in Lucchetti Peru, VTR and Comatel S.A          298,509           298,641
Intangibles, net .....................................          950,234           322,016
Bond issuance costs ..................................        7,047,847        12,027,578
Fixed assets held-for-sale ...........................        6,129,609         6,958,715
Promissory notes in judicial collection, net .........          291,275           447,124
Recoverable VAT in Argentina .........................          186,449           300,887
Deferred income taxes, net (see Note 17 b)) ..........       13,987,298         8,502,781
Non-current inventories, net .........................          146,083           260,605
Other ................................................          301,881           309,089
                                                         --------------    --------------
       Total other non-current assets ................       32,615,033        33,028,762
                                                         ==============    ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 14 - Short-Term Bank Loans

Short-term bank loans are summarized as follows:

                                                                 As of December 31,
                                                         --------------------------------
                                                              2003             2004
                                                         --------------    --------------
                                                              ThCh$            ThCh$
Payable in:
United States dollars.................................        5,828,092        10,778,585
Other foreign currencies..............................        5,770,558         5,588,567
Inflation-linked units (UFs)..........................          132,423             6,686
Chilean pesos (not indexed)...........................        7,448,646         7,273,264
                                                         --------------    -------------
       Total short-term bank loans....................       19,179,719        23,647,102
                                                         ==============    ==============

                                                                 As of December 31,
                                                         --------------------------------
                                                              2003             2004
                                                         --------------    --------------
                                                               %                 %
Year-end weighted average interest rates:
Loans in United States dollars........................             4.59              4.08
Other foreign currencies..............................            22.50             21.19
Loans in inflation-linked units (UFs).................             2.40                --
Loans in Chilean pesos (not inflation indexed)........             5.73              4.63

Note 15 - Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities are summarized as follows:

a)    Current liabilities

                                                                 As of December 31,
                                                         --------------------------------
                                                              2003             2004
                                                         --------------    --------------
                                                              ThCh$            ThCh$
Withholdings..........................................        2,765,439         3,027,639
Accrued employee vacation expenses....................        2,732,992         2,411,351
Unearned revenues.....................................        1,715,698           358,083
Restructuring expenses................................        1,038,900           969,995
Provision for anticipated losses on construction
 contracts............................................          205,138            28,040
Staff severance indemnities (1).......................        1,869,622         1,108,536
Remuneration and consulting services..................        2,392,631         2,659,517
Project expenses and suppliers........................        2,527,260         2,211,430
Dividends payable.....................................       12,758,585           332,218
Advertising, promotions and corporate image...........          176,620           115,681
Employee benefits.....................................          596,717           360,440
Property, municipal and other taxes...................          162,169           557,496
Import and export costs...............................          157,093           150,932
Telephone access charges..............................          595,417           664,852
Effect of carrying derivative financial instruments
 at fair value........................................        1,644,418         1,055,267
Provisions for pending lawsuits.......................          423,170         1,518,222
Liquidation of Optel Ltda. (Brazil)...................        1,929,628           430,208
Other.................................................        2,148,552         2,968,808
                                                         --------------    --------------
       Total accrued expenses and other liabilities...       35,840,049        20,928,715
                                                         ==============    ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 15 - Accrued and Other Liabilities (continued)

b)    Long-term liabilities

                                                                 As of December 31,
                                                         --------------------------------
                                                               2003             2004
                                                         --------------    --------------
                                                              ThCh$            ThCh$
Provisions for contingencies (Note 20)................        4,231,851         4,979,892
Staff severance indemnities (1).......................        1,450,574         1,161,330
Provisions for pending lawsuits.......................        2,745,180         1,604,045
Subsidiaries with accumulated deficits................               --           859,098
Effect of carrying derivative financial instruments
 at fair value .......................................          268,507                --
Other.................................................          389,845           579,044
                                                         --------------    --------------
      Total accrued expenses..........................        9,085,957         9,183,409
                                                         ==============    ==============

(1) Hoteles Carrera, Madeco and Indalsa have entered into collective bargaining agreements with their employees, under which each employee is entitled to approximately one month's remuneration for each year of service, payable upon termination of employment. These subsidiaries account for their obligation to pay these vested indemnities using a present value method applying real discount rates between 6% and 7% in 2003 and 2004, except for Hoteles Carrera which has accounted for its obligation using the current value method in accordance with Technical Bulletin No. 8 of the Chilean Association of Accountants.

Note 16 - Long-Term Debt and Bonds Payable

a)    Long-term debt

Long-term debt is summarized as follows:

                                                                 As of December 31,
                                                         --------------------------------
                                                              2003             2004
                                                         --------------    --------------
                                                              ThCh$            ThCh$
Long-term bank loans..................................      374,195,269       229,309,822
Long-term accounts payable............................          804,550           910,800
Other long-term liabilities...........................        9,431,518         7,520,873
                                                         --------------    --------------
       Total..........................................      384,431,337       237,741,495
Less: Current portion (1).............................      (33,756,243)      (40,865,538)
                                                         --------------    --------------
       Long-term debt.................................      350,675,094       196,875,957
                                                         ==============    ==============

(1) The current portion of long-term debt is reflected on the balance sheet together with the short-term portion of bonds payable totaling ThCh$49,796,034 and ThCh$30,302,632 at December 31, 2003 and 2004,
      respectively.


                                                             2003               2004
                                                         --------------    --------------
                                                              %                  %
Percentage of debt denominated in foreign currencies .            26.06%             9.30%
Percentage of debt denominated in local currency .....            73.94%            90.70%
                                                         --------------    --------------
      Total ..........................................           100.00%           100.00%
                                                         ==============    ==============

Year-end weighted average interest rates:

Long-term bank loans in United States dollars
 and others currencies................................             3.23%             4.57%
Long-term bank loans in UF............................             4.24%             2.54%
Long-term accounts payable............................             1.20%             4.16%
Other long-term liabilities...........................             4.44%             2.27%

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 16 - Long-Term Debt and Bonds Payable (continued)

b)    Bonds payable

Bonds have been issued by the following subsidiaries:

                                                                 Original
                                                              issuance in UFs            As of December 31,
                                                              ---------------   -----------------------------------
Subsidiary:                                                                          2003                2004
                                                                                ----------------   ----------------
                                                                                     ThCh$              ThCh$
Compania de Telefonos de Coyhaique S.A.
 ("Telcoy") (1)...........................................          130,000              352,179                 --
Telefonica del Sur (2)....................................          450,000            2,830,069                 --
Telefonica del Sur (3)....................................          300,000            4,029,416          3,783,289
Telefonica del Sur (4)....................................          500,000            5,948,123          4,990,919
Telefonica del Sur (5)....................................          500,000            8,343,207          7,947,487
Telefonica del Sur (6)....................................          400,000            4,645,308          2,319,938
Telefonica del Sur (7)....................................          600,000           10,451,943         10,439,718
Madeco (8)................................................        2,500,000           34,818,816                 --
Madeco (9)................................................        1,500,000           24,124,375                 --
Madeco (10)...............................................        1,800,000                   --         31,260,496
Quinenco (11).............................................        2,000,000           35,044,819         34,988,541
Quinenco (12).............................................        4,500,000           70,965,760         55,106,952
LQIF (13).................................................        4,000,000                   --         69,551,977
LQIF (14) ................................................        3,000,000                   --         52,261,084
                                                                                ----------------   ----------------
       Total..............................................                           201,554,015        272,650,401
Less: Current portion.....................................                           (49,796,034)       (30,302,632)
                                                                                ----------------   ----------------
       Long-term portion..................................                           151,757,981        242,347,769
                                                                                ================   ================


(1) In September 1994, Telcoy, a subsidiary of Telefonica del Sur, issued bonds under the following terms:

Amount issued            :   UF130,000 composed of 260 Series A bonds of UF500 each.
Term                     :   Ten years (two years of grace and eight years of principal repayment)
Principal amortization   :   Sixteen equal semi-annual installments starting March 1, 1997.  As of December 31,
                             2004 the entirety of this obligations has been paid.
Interest rate            :   6.25% real annual rate, calculated and paid semi-annually on the outstanding
                             UF-denominated principal.

(2)   In March 1995, Telefonica del Sur issued bonds under the following terms:

Amount issued            :   UF450,000 composed of 450 Series C bonds of UF1,000 each.
Term                     :   Twelve years (two years of grace and ten years of principal repayment),
Principal amortization   :   Twenty equal semi-annual installments starting June 1, 1997. As of December 31,
                             2004 the entirety of this obligations has been paid.
Interest rate            :   5.8% real annual rate, calculated and paid semi-annually on the outstanding
                             UF-denominated principal.
Advance redemption       :   Telefonica del Sur has the right to redeem the entire bond issue on any coupon payment date after June 1, 1997.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 16 - Long-Term Debt and Bonds Payable (continued)

(3)   In March 1995, Telefonica del Sur issued bonds under the following terms:

Amount issued            :   UF300,000 composed of 300 Series D bonds of UF1,000 each.
Term                     :   Twenty-one years (three years of grace and eighteen years of principal repayment).
Principal amortization   :   Thirty-six equal semi-annual installments starting June 1, 1998, As of December 31,
                             2004, fourteen principal installments amounting to UF 82,530 have been paid.
Interest rate            :   5.8% real annual rate, calculated and paid semi-annually on the outstanding UF-
                             denominated principal.
Advance redemption       :   Telefonica del Sur has the right to redeem the entire bond issue on any coupon payment date after June 1, 2000.

(4)   In May 1997, Telefonica del Sur issued bonds under the following terms:

Amount issued            :   UF500,000 composed of 500 Series E bonds of UF1,000 each,
Term                     :   Twelve years (three years of grace and nine years of principal repayment).
Principal amortization   :   Eighteen equal semi-annual installments starting August 1, 2000, As of December
                             31, 2004, nine principal installments amounting to UF 218,455 have been paid.
Interest rate            :   5.8% real annual rate, calculated and paid semi-annually on the outstanding UF-
                             denominated principal.
Advance redemption       :   Telefonica del Sur has the right to redeem the entire bond issue on any coupon payment date after August 1, 2000.

(5)   In May 1997, Telefonica del Sur issued bonds under the following terms:

Amount issued            :   UF500,000 composed of 500 Series F bonds of UF1,000 each.
Term                     :   Twenty-one years (five years of grace and sixteen years of principal repayment).
Principal amortization   :   Thirty-two equal semi-annual installments starting August 1, 2002. As of December
                             31, 2004 five principal installments amounting to UF 51,670 have been paid.
Interest rate            :   5.8% real annual rate, calculated and paid semi-annually on the outstanding UF-
                             denominated principal.
Advance redemption       :   Telefonica del Sur has the right to redeem the entire bond issue on any coupon payment date after August 1, 2002.

(6)   In April 2001, Telefonica del Sur issued bonds under the following terms:

Amount issued            :   UF400,000 composed of 200 Series G1 bonds of UF 500 each and 60 Series G2 bonds of UF5,000 each.
Term                     :   Five years (two years of grace and three years of
                             principal repayment).
Principal amortization   :   Six equal semi-annual payments starting June 1, 2003. As of December 31, 2004 three principal installment amounting to UF 266,667 have been paid.
Interest rate            :   6.00% real annual rate calculated and paid semi-annually on the outstanding UF-
                             denominated principal.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 16 - Long-Term Debt and Bonds Payable (continued)

(7)   In April 2001, Telefonica del Sur issued bonds under the following terms:

Amount issued            :   UF600,000 composed of 300 Series H1 bonds of UF1,000 each and 60 Series H2 bonds of UF 5,000 each.
Term                     :   Twenty-one years (six years of grace and fifteen years of principal repayment).
Principal amortization   :   Thirty equal semi-annual payments starting June 1, 2007.
Interest rate            :   6.00% real annual rate calculated and paid semi-annually on the outstanding UF-
                             denominated principal.

(8)   In April 2000, Madeco issued bonds under the following terms:

Amount issued            :   UF2,500,000 composed of 1,000 Series A1 bonds of UF 1,000 each and 300 Series
                             A2 bonds of UF5,000 each.
Term                     :   Fifteen years (three years of grace and twelve years of principal repayment).
Principal amortization   :   Twelve equal semi-annual installments starting June 15, 2003.
Interest rate            :   7.25% real annual rate, calculated and paid semi-annually on the outstanding UF-
                             denominated principal. As of December 31, 2004 the entirety of this obligation has been paid.
Advance redemption       :   Madeco has the right to redeem the entire bond issue on any coupon payment date after June 15, 2003.

(9)   In August, 2001, Madeco issued bonds under the following terms:

Amount issued            :   UF1,500,000 composed of 500 Series C1 bonds of UF1,000 each and 100 Series C2 bonds of UF 10,000 each.
Term                     :   Three years (five semi-annual installments of principal repayment).
Principal amortization   :   Six semi-annual installments starting November 1, 2001. As of December 31, 2004 the entirety of this obligation has been paid.
Interest rate            :   6.20% real annual rate calculated and paid semi-annually on the outstanding UF-
                             denominated principal.

(10)  In December, 2004, Madeco issued bonds under the following terms:

Amount issued            :   UF1,800,000 composed of 360 Series D bonds of UF5,000 each.
Term                     :   Seven years (fourteen semi-annual installments of principal repayment).
Principal amortization   :   Fourteen semi-annual installments starting June 10, 2005.
Interest rate            :   5.00% real annual rate calculated and paid semi-annually on the outstanding UF-
                             denominated principal.

(11)  In April 2001, Quinenco issued bonds under the following terms:

Amount issued            :   UF2,000,000 composed of 180 Series A1 bonds of UF10,000 each and 200 Series
                             A2 bonds of UF1,000 each.
Terms                    :   Twenty-one years (five years of grace and sixteen years of principal repayment).
Principal amortization   :   Thirty-two equal semi-annual payments starting October 30, 2005
Interest rate            :   6.20% real annual rate calculated and paid semi-annually on the outstanding UF-
                             denominated principal.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 16 - Long-Term Debt and Bonds Payable (continued)

(12)  In April 2001, Quinenco issued bonds under the following terms:

Amount issued            :   UF4,500,000 composed of 400 Series B1 bonds of UF10,000 each and 500 Series B2 bonds of UF1,000 each.
Terms                    :   Eight years (three years of grace and five years of principal repayment).
Principal amortization   :   Ten equal semi-annual payments starting October 30, 2003. As of December 31,
                             2004 three principal installments amounting to UF1,350,000 have been paid.
Interest rate            :   6.20% real annual rate calculated and paid semi-annually on the outstanding UF-
                             denominated principal.

(13)  In October 2004, LQIF issued bonds under the following terms:

Amount issued            :   UF4,000,000 composed of 8,000 Series A bonds of UF500 each.
Terms :                      five years and six months (3.5 years of grace and two years of principal repayment).
Principal amortization   :   Two equal annual payments starting May 15, 2009.
Interest rate            :   3.25% real annual rate calculated and paid semi-annually on the outstanding UF-
                             denominated principal.

(14)  In October 2004, LQIF issued bonds under the following terms:

Amount issued            :   UF3,000,000 composed of 6,000 Series B bonds of UF500 each.
Terms                    :   Twenty years and six month (5.5 years of grace and fifteen years of principal repayment).
Principal amortization   :   fifteen equal annual payments starting May 15, 2011.
Interest rate            :   4.75% real annual rate calculated and paid semi-annually on the outstanding UF-
                             denominated principal.

c) The scheduled principal payments on long-term debt and bonds payable at December 31, 2004 are summarized as follows:

                                                                        At December 31, 2004
                                                                        --------------------
                                                                                ThCh$
Principal payments during the fiscal years ending December 31,
2006...................................................................        71,141,199
2007...................................................................        73,212,594
2008...................................................................        66,518,167
2009...................................................................        70,613,017
2010 and thereafter....................................................       157,738,749
                                                                           --------------
       Total...........................................................       439,223,726
                                                                           ==============

Long-term debt and bonds payable, including the current portion, are payable in the following currencies:

                                                                 At December 31,
                                                         --------------------------------
                                                              2003              2004
                                                         --------------    --------------
                                                              ThCh$             ThCh$
United States dollars................................        95,766,356        18,315,583
Inflation linked-units (UF's)........................       459,760,616       488,662,316
Chilean pesos (not indexed)..........................        28,676,122         1,466,567
Other currencies (1).................................         1,782,258         1,947,430
                                                         --------------    --------------
       Total.........................................       585,985,352       510,391,896
                                                         ==============    ==============

(1) Other currencies include Peruvian Sols, Argentine Pesos, Brazilian Reals and Euros.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 16 - Long-Term Debt and Bonds Payable (continued)

d)    Financial covenants

Quinenco and its group companies were in compliance with their financial covenants related to current bond issuances and bank loan agreements as of December 31, 2004.

    d-1) Quinenco is subject to certain financial covenants, which as of December 31, 2004, are as follows:

      - Maintain a ratio of unencumbered assets at book value to unsecured debt of at least 1.3:1.

      - Unconsolidated financial debt to total capitalization ratio no greater than 0.45:1.

      - Consolidated financial debt to total capitalization ratio no greater than 0.6:1.

      -     Minimum shareholders' equity of UF 33 million.

      -     Luksic Group to maintain control of Quinenco.

      - Quinenco to maintain control of Banco de Chile (through its investment in LQIF).

    d-2) Telefonica del Sur and subsidiary are subject to certain financial covenants and restrictions related to its bond issuances and bank loan agreements. The main financial covenants are as follows:

    Telefonica del Sur

      - Maintain a liquidity ratio of at least 0.50:1 on both an unconsolidated and consolidated basis.

      - Leverage (liabilities/shareholders' equity) no greater than 1.5:1 on both an unconsolidated and consolidated basis.

      -     Minimum shareholders' equity of UF2 million.

      - Investments in subsidiaries that are not eligible for investment by local pension funds or in shares that are not subject to approval by the Commission on Risk Classification may not exceed 20% of the company's consolidated shareholders' equity.

      - Maintain a ratio of unencumbered assets to unsecured debt of at least 1.3:1.

    Telcoy

      -     Maintain a liquidity ratio of at least 1:1.

      -     Leverage (liabilities/shareholders' equity) no greater than 1.5:1.

      - Investments in subsidiaries that are not eligible for investment by local pension funds or in shares that are not subject to approval by the Commission on Risk Classification may not exceed 20% of the company's shareholders' equity.

      - Maintain a ratio of unencumbered assets to unsecured debt of at least 1.3:1.

    d-3) LQIF is subject to certain financial covenants and restrictions related to its bond issuance and bank loan agreements, the principal ones being:

            Until LQIF has repaid the total principal and interest on the bonds in circulation to bondholders, and effective starting with its financial statements as of June 30, 2004, LQIF. must maintain a debt to asset ratio no greater than 0.50:1, as measured in its quarterly unconsolidated financial statements. Starting September 30, 2005, LQIF must maintain a debt to asset ratio no greater than 0.40:1 in its quarterly unconsolidated financial statements.

            For the three month period prior to the annual payment of its bond coupons, LQIF must maintain a liquid reserve greater than or equal to the amount to be paid to the bondholders on the installment date. As of the date of these financial statements, the company has requested the release of the pledge of shares for obligations which have been fully repaid to Banco Santander Santiago.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 16 - Long-Term Debt and Bonds Payable (continued)

    d-4) Madeco is subject to certain financial covenants and restrictions as of December 31, 2004, the most restrictive of which are :

    Bonds Series D:

      -     Maintain a current ratio of at least 1.0:1.

      -     Minimum shareholders' equity equivalent to UF 7 million.

      - Debt to equity ratio (third-party liabilities/Shareholder's equity plus Minority interest) may not exceed 1.8:1.

      - Unencumbered assets to be at least 1.2 times the total amount of bonds outstanding.

      - Quinenco must remain as the controlling entity of Madeco, with a direct or indirect shareholding of at least 40%, in accordance with clause 97 of the Capital Markets Law, notwithstanding that Quinenco must at all times directly hold at least 35% of the shares.

      - Madeco must use the proceeds obtained from its businesses, new borrowings or the sale of its assets to make voluntary prepayments on its financial debts with third parties, thereby optimizing its cost of debt and maintaining a reasonable balance between different kinds of creditors. Prepayments would be made after deducting the funds needed to make payments in the ordinary course of its business and to meet its long-term financial commitments.

    Bank loans:

      - Madeco is obliged to meet the following conditions with respect to the loan amendment and rescheduling agreements signed between it and its creditor banks while any amount covered by those agreements and the rescheduled promissory notes remains outstanding.

      - Madeco must prepay all the rescheduled banks loans should the Luksic group cease to own, directly or indirectly, at least 50.1% of the shares with voting rights or to control Madeco (control is defined as the power to elect the majority of directors or the power to determine the result of voting on all matters requiring the absolute majority of voting right shares of Madeco or the power to directly or indirectly exercise influence over the management or policies of Madeco).

    Obligations:

      - Preserve and maintain the corporate existence and legal structure of all of its Principal Subsidiaries (Alusa, Indalum S.A. ("Indalum"), Ficap and Indeco), and all their rights, properties, licenses, trademarks, permits, franchises, concessions and patents.

      - Use the proceeds obtained from its businesses, new borrowings or the sale of its assets to make voluntary prepayments of its financial debts with third parties unrelated to the debtor except for Banco de Chile, and thereby try to optimize the cost of debt and maintain a reasonable balance between different kinds of creditors. The above should be performed after deducting the funds needed to meet its operating, financial and investment commitments in the ordinary course of business as well as long-term financial commitments.

      - Maintain the following financial indicators based on both the consolidated and unconsolidated balance sheets:

            - Net financial debt to adjusted equity, as defined in the covenant and which relates to certain FECU codes, must not exceed 1.8:1 at the quarterly consolidated and unconsolidated measurement dates. Adjusted shareholders' equity, as defined in the covenant agreement, excludes losses and the negative effects resulting from the disposal of property, plant and equipment and disposable assets of Madeco and/or its subsidiaries, the disposal of subsidiaries, provisions for the valuation of disposable property, plant and equipment and assets of Madeco, and/or its subsidiaries, and provisions for the valuation of foreign investments.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 16 - Long-Term Debt and Bonds Payable (continued)

            - Minimum adjusted shareholders' equity of UF 7 million as of December 31, of each year. However, starting Septermber 30, 2005, a minimum adjusted shareholders' equity of UF 7 million must be maintained on a quarterly basis.

            - Current ratio must be greater than 1:1 on the last day of each quarter on a consolidated and unconsolidated basis.

            - Consolidated EBITDA (1) to consolidated financial expenses must be at least 1.5:1 between December 1, 2005 and September 30, 2006.

            - Consolidated EBITDA to consolidated financial expenses must be at least 1.75:1 between December 31, 2006 and September 30, 2007.

            - Consolidated EBITDA to consolidated financial expenses must be at least 2.0:1 between December 31, 2007 and September 30, 2009

            - Consolidated Net Financial Debt to consolidated EBITDA must be no greater than 8.0:1 between December 31, 2005 and September 30, 2006.

            - Consolidated Net Financial Debt to consolidated EBITDA must be no greater than 7.0:1 between December 31, 2006 and September 30, 2007.

            - Consolidated Net Financial Debt to consolidated EBITDA must be no greater than 6.0:1 between December 31, 2007 and September 30, 2009.

      - Madeco may distribute dividends only if the following conditions have been met:

            - At least four years have passed since compliance with the conditions of the rescheduled bank loan agreements (since March 4, 2003).

            - There has been no event of default or any non-compliance with covenants.

            - The ratio of consolidated Net Financial Debt to consolidated EBITDA is no greater than 4.0:1.

            - The above not withstanding the provisions of clause 69 of the Corporations Law.

(1) EBITDA as defined in the convenant-agreement

      Negative covenants:

            Madeco may not make any encumbrances over its real estate or assets and those of its subsidiaries, nor over their intellectual property or any other tangible or intangible assets existing at the time of the loan rescheduling or which they acquire in the future, with certain exceptions such as (i) previously existing encumbrances,
            (ii) encumbrances relating to the normal course of business, (iii) financing relating to asset acquisitions, (iv) leasing, and (v) others.The company shall not merge or agree to merge, consolidate or divide its Principal Subsidiaries (Alusa, Indalum, Ficap and Indeco) except insofar as (i) the managing agent is notified of the agreements for such merger, consolidation or division, (ii) no default occurs as a result of the operation, (iii) the new entity has the same business, operation, essential assets, rights and credit ratings as Madeco or the respective Principal Subsidiary,
            (iv) the new company assumes all the obligations assumed by Madeco or the respective Principal Subsidiary in the loan agreement, and
            (v) in the case of liquidation of a Principal Subsidiary, Madeco has determined that this is in its best interest and will not substantially affect creditors' rights.

      - The company shall not permit essential assets representing more than 20% of the total consolidated assets described in the consolidated accounts Code 5.10.00.00 as of December 31, 2002 to be sold, assigned, used or in any way disposed of, whether by one operation or a series of operations, to a party that is not a subsidiary of Madeco.

      - The company shall not sign acts or contracts with related parties except in the ordinary course of business and under terms and conditions similar to those obtained in arms' length negotiations between unrelated parties. It shall also ensure that its subsidiaries do not sign any such contracts. Madeco may not grant financial loans to subsidiaries that together or individually exceed US$3.5 million. The disposal of subsidiaries to related companies must be made at prevailing market conditions, according to an independent appraisal.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 16 - Long-Term Debt and Bonds Payable (continued)

      - The company shall not substantially change the nature of its principal line of business or those of its Principal Subsidiaries.

      -     The company shall not and shall ensure that its subsidiaries do not
            (i) modify or permit the modification of the conditions of any debt in a manner more favorable than existing debt of Madeco, including the modification of any bond issuance contract, loan agreement or the granting of guarantees relating to such debts, except that these debts reflect new terms and conditions prevailing in the market, and
            (ii) modify or permit the modification of their by-laws that would result in change in the rights of the creditors under the loan agreements.

      - The company shall not grant and shall ensure that the subsidiaries do not grant guarantees to cover the obligations of third parties, with certain exceptions.

      - The company shall not acquire and shall ensure that its subsidiaries do not acquire majority holdings in other companies, or minority holdings, whose cost, individually or collectively, exceeds US$1 million, with certain exceptions.

    Repayment acceleration:

      - Any creditor is authorized to demand the payment of any overdue installment or the entire debt owed in the event of a failure or delay to pay all or part of any amount due under the bank loan rescheduling agreements.

      - The Majority Banks are authorized to declare the principal, interest and any other amount as due and immediately payable if any of the following events occur:

            - If Madeco does not pay any debt or obligation with respect to principal, interest, premiums or other concepts which individually or jointly exceed US$1 million.

            - If the subsidiaries Alusa or Indalum. do not pay any debt or obligation (after three years from the effective date of the rescheduling) with respect to principal, interest, premiums or other concepts which individually or jointly exceed US$3.5 million.

            - If the subsidiaries Ficap or Indeco do not pay any debt or obligation with respect to principal, interest, premiums or other concepts which individually or jointly exceed US$3.5 million, and provided that a request from the creditors has been made in writing, Ficap and Indeco will be liable to pay the whole of their outstanding debt immediately.

            - If any judicial sentence rules against Madeco or any of its Principal Subsidiaries demanding the payment of US$3 million or more, and such amounts remain unpaid.

            - If any judicial sentence rules against Madeco or any of its subsidiaries in which the result does not involve a monetary award but could still have an adverse effect on the company.

            -   If Madeco does not comply with covenants or negative covenants.

            - Should for any reason Madeco cease to be included in the Securities Register of the Superintendency of Securities and Insurance.

            - Should Madeco cease to hold directly or indirectly at least 51% of the common voting shares of its subsidiaries Indalum, Indeco and Ficap

      - The indirect subsidiary Alusa maintains a syndicated loan with Banco de Chile and Banco Estado for UF300,000 as of December 31, 2004, for which it must comply with the following covenants:

            - Maintain the following financial indicators based on its consolidated and unconsolidated financial statements: leverage (liabilities to shareholders' equity) not to exceed 0.75:1 (equity for these purposes being net of intangible assets and technical appraisals of assets).

            -   Minimum shareholders' equity of UF1,765,000.

            - In the event of the disposal of the real estate properties located at Avda. Vicuna Mackenna 2935 and 2585, Alusa it must use at least 35% of the proceeds to prepay on a prorate basis the participant banks in the syndicated loan.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 16 - Long-Term Debt and Bonds Payable (continued)

            - Alusa may not encumber its assets or give guarantees to creditors other than to the participant banks, without their prior written consent, unless such security is also granted in favor of the participant banks on the same terms and conditions and with equal degree of preference as to other creditors. Excluded from this prohibition is the collateral given by Alusa over assets it acquires in the future in order to cover the financing obtained for their acquisition.

            - No accounts receivable with its Argentine subsidiary, Aluflex relating to non-business operations, except with the prior written consent of the participant banks. Business-related accounts receivable with Aluflex, may not exceed US$600,000 except with the prior written consent of the participant banks.

            - Alusa was in compliance with all of these covenants as of December 31, 2004.

Note 17 - Income Taxes and Other Taxes

a)    Income taxes payable and receivable

Income taxes payable are summarized as follows:

                                                                 AS of December 31,
                                                         --------------------------------
                                                              2003              2004
                                                         --------------    --------------
                                                              ThCh$             ThCh$
Income taxes payable.................................        (2,127,597)       (2,711,079)
Monthly income tax installments......................         1,458,366         1,803,670
Other credits against taxes..........................         4,682,771         4,376,772
Others tax recoverable...............................         1,535,675         1,625,709
                                                         --------------    --------------
       Recoverable income taxes, net  (Note 9).......         5,549,215         5,095,072
                                                         ==============    ==============

The income tax liability has been determined for each legal entity included in the consolidated financial statements based on enacted tax laws in each country in which the Company operates. The net credit (charge) to the results of operations for each year is summarized as follows:

                                                                         As of December 31,
                                                         --------------------------------------------------
                                                            2002                2003              2004
                                                         --------------    --------------    --------------
                                                            ThCh$             ThCh$             ThCh$
Current year provision for income tax................        (1,864,738)       (2,127,395)       (2,711,079)
Deferred income tax..................................         2,907,112         2,154,098        (3,338,309)
Amortization of complementary accounts...............         5,130,079           221,126         1,988,205
Valuation allowance on deferred tax assets...........        (4,658,410)       (8,297,513)       (4,007,029)
Tax benefit from (use of) tax loss carry forwards....        (1,289,197)        5,325,246         2,635,589
Other................................................           (78,425)           91,457         3,477,144
                                                         --------------    --------------    --------------
       Net income tax benefit (expense)..............           146,421        (2,632,981)       (1,955,479)
                                                         ==============    ==============    ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 17 - Income Taxes and Other Taxes (continued)

b)    Deferred income taxes

                                                              Current portion                Long-term portion
                                                        ----------------------------    ----------------------------
Timing differences                                          2003            2004            2003            2004
                                                        ------------    ------------    ------------    ------------
                                                           ThCh$            ThCh$           ThCh$           ThCh$
Assets
Accrued vacation expense ............................        362,964         252,450              --              --
Amortization of intangibles assets ..................          5,114              --          15,557              --
Allowance for doubtful accounts .....................      1,393,980       1,097,075         188,188       2,001,925
Allowance for obsolescence of inventories ...........        586,199          11,005         100,003              --
Property, plant and equipment held for sale .........             --         178,005              --         117,072
Property, plant and equipment under leasing .........        162,329         109,451         284,654         215,731
Accelerated depreciation of fixed assets ............             --              --           4,229             336
Employee severance indemnities ......................          1,227              --              --              --
Tax loss carryforwards ..............................      2,981,538       3,620,071      36,146,871      38,572,400
Other provisions ....................................     10,195,280       9,418,209       8,992,105       5,400,184

Liabilities
Fixed assets under leasing ..........................        (91,978)             --      (2,441,530)     (7,148,772)
Production costs (inventories) ......................       (527,891)             --              --        (545,427)
Accelerated depreciation of fixed assets ............       (481,136)       (737,106)    (17,339,031)    (12,146,567)
Employee severance indemnities ......................             --         (34,878)       (658,619)        (95,325)
Other provisions ....................................       (351,395)       (300,700)       (562,489)       (305,308)
                                                        ------------    ------------    ------------    ------------
      Subtotal ......................................     14,236,231      13,613,582      24,729,938      26,066,249
Complementary accounts, net of amortization .........        (31,000)        (41,843)      2,267,007       5,086,421
Valuation allowance .................................    (11,910,670)    (10,488,377)    (13,009,647)    (22,649,889)
                                                        ------------    ------------    ------------    ------------
      Total deferred income taxes, net ..............      2,294,561       3,083,362      13,987,298       8,502,781
                                                        ============    ============    ============    ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 18 - Shareholders' Equity

a) The changes in shareholders' equity during the years 2002, 2003 and 2004 in historical amounts are summarized as follows:


                                                                      ----------------------------------------------
                                                                                        Reserves
                                                                      ----------------------------------------------
                                                                                        Cumulative        Executive
                                                        Paid in          Other          translation       incentive
                                      Number of         capital         reserves        adjustment          plan
                                        shares           ThCh$           ThCh$            ThCh$             ThCh$
                                    --------------------------------------------------------------------------------
Balances at January 1, 2002         1,079,740,079     441,499,289       12,317,349       17,073,098       (4,771,942)
Allocation of 2001 net income                  --              --               --               --               --
Payment of final dividend on 2001
   net income                                  --              --               --               --               --
Deficit from development period                --              --               --               --               --
Price-level restatement of equity
   accounts                                    --      13,244,979          369,521          512,192         (143,158)
Proportional share of variations
   in equity of subsidiaries and
   investees                                   --              --        4,882,510               --               --
Cumulative translation adjustment              --              --               --       10,993,119               --
Executive incentive plan                       --              --               --               --          185,222
Net income for the year                        --              --               --               --               --
                                    -------------     -----------     ------------      -----------      -----------
   Balances at December 31, 2002    1,079,740,079     454,744,268       17,569,380       28,578,409       (4,729,878)
                                    =============     ===========     ============      ===========      ===========
Restatement of December 31, 2002
   balances to December 31, 2004
   constant pesos                              --     470,774,003       18,188,701       29,585,798       (4,896,606)
                                    =============     ===========     ============      ===========      ===========
Balances at January 1, 2003         1,079,740,079     454,744,268       17,569,380       28,578,409       (4,729,878)
Allocation of 2002 net income                  --              --               --               --               --
Deficit from development period                --              --               --               --               --
Price-level restatement of equity
   accounts                                    --       4,547,443          175,694          285,784          (47,299)
Proportional share of variations
   in equity of subsidiaries and
   investees                                   --              --       (1,592,645)               --              --
Cumulative translation adjustment              --              --               --      (28,107,388)              --
Executive incentive plan                       --              --               --               --        1,628,193
Payment of interim  dividend on
   2003 net income                             --              --               --               --               --
Net income for the year                        --              --               --               --               --
                                    -------------     -----------     ------------      -----------      -----------
Balances at December 31, 2003       1,079,740,079     459,291,711       16,152,429          756,805       (3,148,984)
                                    =============     ===========     ============      ===========      ===========
Restatement of December 31, 2003
   balances to December 31, 2004
   constant pesos                              --     470,774,003       16,556,240          775,725       (3,227,709)
                                    =============     ===========     ============      ===========      ===========
Balances at January 1, 2004         1,079,740,079     459,291,711       16,152,429          756,805       (3,148,984)
Allocation of 2003 net income                  --              --               --               --               --
Payment of final dividend on 2003
   net income                                  --              --               --               --               --
Deficit from development period                --              --               --               --               --
Price-level restatement of equity
   accounts                                    --      11,482,292          403,811           18,920          (78,725)
Proportional share of variations
   in equity of subsidiaries and
   investees                                   --              --      (22,878,276)              --               --
Cumulative translation adjustment              --              --               --       (8,801,818)              --
Executive incentive plan                       --              --               --               --        1,157,869
Net income for the year                        --              --               --               --               --
                                    -------------     -----------     ------------      -----------      -----------
Balances at December 31, 2004       1,079,740,079     470,774,003       (6,322,036)      (8,026,093)      (2,069,840)
                                    =============     ===========     ============      ===========      ===========

                                    ---------------------------------------------------------------
                                                           Retained earnings
                                    ---------------------------------------------------------------
                                                                      Accumulated
                                                                        deficit
                                                                         during          Net Income
                                       Retained          Interim      development        (loss) for
                                       earnings         dividends        period           the year          Total
                                        ThCh$             ThCh$          ThCh$             ThCh$            ThCh$
                                    --------------------------------------------------------------------------------
Balances at January 1, 2002           198,884,829              --       (3,131,381)      15,509,382      677,380,624
Allocation of 2001 net income          12,378,001              --        3,131,381      (15,509,382)              --
Payment of final dividend on 2001
   net income                          (6,203,753)                              --               --       (6,203,753)
Deficit from development period                --              --       (1,382,458)              --       (1,382,458)
Price-level restatement of equity
   accounts                             6,164,180              --               --               --       20,147,714
Proportional share of variations
   in equity of subsidiaries and
   investees                              (7,955)              --               --               --        4,874,555
Cumulative translation adjustment              --              --               --               --       10,993,119
Executive incentive plan                       --              --               --               --          185,222
Net income for the year                        --              --               --      (75,480,211)     (75,480,211)
                                    -------------     -----------     ------------      -----------      -----------
   Balances at December 31, 2002      211,215,302              --       (1,382,458)     (75,480,211)     630,514,812
                                    =============     ===========     ============      ===========      ===========
Restatement of December 31, 2002
   balances to December 31, 2004
   constant pesos                     218,660,642              --       (1,431,190)     (78,140,889)     652,740,459
                                    =============     ===========     ============      ===========      ===========
Balances at January 1, 2003           211,215,302              --       (1,382,458)     (75,480,211)     630,514,812
Allocation of 2002 net income         (76,862,669)             --        1,382,458       75,480,211               --
Deficit from development period                --              --         (276,463)              --         (276,463)
Price-level restatement of equity
   accounts                             1,343,527              --               --               --        6,305,149
Proportional share of variations
   in equity of subsidiaries and
   investees                                   --              --               --               --       (1,592,645)
Cumulative translation adjustment              --              --               --               --      (28,107,388)
Executive incentive plan                       --              --               --               --        1,628,193
Payment of interim  dividend on
   2003 net income                             --     (12,144,323)              --               --      (12,144,323)
Net income for the year                        --              --               --       37,694,846       37,694,846
                                    -------------     -----------     ------------      -----------      -----------
Balances at December 31, 2003         135,696,160     (12,144,323)        (276,463)      37,694,846      634,022,181
                                    =============     ===========     ============      ===========      ===========
Restatement of December 31, 2003
   balances to December 31, 2004
   constant pesos                     139,088,565     (12,447,931)        (283,375)      38,637,217      649,872,735
                                    =============     ===========     ============      ===========      ===========
Balances at January 1, 2004           135,696,160     (12,144,323)        (276,463)      37,694,846      634,022,181
Allocation of 2003 net income          25,274,060      12,144,323          276,463      (37,694,846)              --
Payment of final dividend on 2003
   net income                          (6,703,102)             --               --               --       (6,703,102)
Deficit from development period                --              --         (780,742)              --         (780,742)
Price-level restatement of equity
   accounts                             3,849,976              --               --               --       15,676,274
Proportional share of variations
   in equity of subsidiaries and
   investees                                   --              --               --               --      (22,878,276)
Cumulative translation adjustment              --              --               --               --       (8,801,818)
Executive incentive plan                       --              --               --               --        1,157,869
Net income for the year                        --                               --       23,352,714       23,352,714
                                    -------------     -----------     ------------      -----------      -----------
Balances at December 31, 2004         158,117,094              --         (780,742)      23,352,714      635,045,100
                                    =============     ===========     ============      ===========      ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 18 - Shareholders' Equity (continued)

b) The Accumulated deficit during the development period for the years ended December 31, 2002, 2003 and 2004 includes the recognition of the proportional share of the results of operations of certain companies in the development stage, losses from which are charged directly against shareholders' equity and are not included in the statement of income.

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

e) During March 2000, Quinenco established an executive incentive plan in which an aggregate loan of ThCh$4,659,565 (historic pesos) was granted to eligible employees to acquire Quinenco's stock and the stock of some of its subsidiaries at fair market value. The loan denominated in UFs is payable in annual installments and the acquired shares are pledged to guarantee payment of the loan.

f) There are no additional restrictions on the payment of dividends under the terms of the various loan agreements with banks and other financial institutions.

g) The Shareholders at the Ordinary Shareholders' Meeting of April 30, 2002 approved the payment of a final dividend on net income for the year 2001 amounting to ThCh$6,203,753 (historic pesos).

h) On December 22, 2003, the Directors approved the payment of an interim dividend on net income for the year 2003 amounting to ThCh$12,144,323 (historic pesos).

i) The Shareholders at the Ordinary Shareholders' Meeting of April 30, 2004 approved the payment of a final dividend on net income for the year 2003 amounting to ThCh$6,703,102 (historic pesos).

j) Certain U.S. dollar-denominated obligations are designated as economic hedges covering the exposure of foreign investments as permitted by BT64. The exchange differences that arise from such obligations are charged directly against Shareholders' equity to the Cumulative translation account within Shareholders' equity. If the investment balance is lower than debt balance the difference related with exchange effect is recorded through income. The cumulative foreign exchange adjustments charged to equity were as follows:

                                                                   As of December 31,
                                                    -----------------------------------------------
                                                        2002             2003             2004
                                                    -------------    -------------    -------------
                                                        ThCh$            ThCh$            ThCh$
Foreign exchange adjustments arising from
   liabilities designated as hedges of
   foreign investments...........................      10,825,896      (31,139,428)     (11,301,761)

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 19 - Foreign Currency, UF-Indexed and CPI-Restated Assets and Liabilities

a) Balances denominated or measured in foreign currency (principally U.S. dollars) at December 31, 2003 and 2004 are included in these financial statements in thousands of Chilean peso equivalents as follows:

                                                                 At December 31,
                                                         -------------------------------
                                                              2003             2004
                                                         --------------   --------------
                                                              ThCh$            ThCh$
Current assets:
   Cash and time deposits ............................       17,895,539        6,803,097
   Accounts receivable, net ..........................       27,824,300       34,612,395
   Inventories, net ..................................       35,922,881       30,398,559
   Other current assets ..............................       13,587,644        6,728,711
Long-term assets:
   Property, plant and equipment and other
    non-monetary assets ..............................      128,644,191      109,993,982
   Other non-monetary assets .........................          309,597          440,914
                                                         --------------   --------------
       Total assets ..................................      224,184,152      188,977,658
                                                         --------------   --------------
Current liabilities:
   Short-term bank loans and current portion of
    long-term liabilities ............................       18,283,518       17,873,378
   Accounts payable and supplier notes payable .......       12,762,127       17,093,800
   Other .............................................        7,291,116        6,655,660
Long-term liabilities
   Long-term debt ....................................       90,863,747       18,756,787
   Other .............................................          840,313        1,298,837
                                                         --------------   --------------
       Total liabilities .............................      130,040,821       61,678,462
                                                         --------------   --------------
             Net asset position in foreign currencies        94,143,331      127,299,196
                                                         ==============   ==============

Certain of the U.S. dollar-denominated obligations included in the above table are designated as economic hedges covering the exposure of foreign investments as permitted by BT64. As a result, portions of the exchange losses that arise from such obligations are charged directly against Shareholders' equity to the Cumulative translation adjustment account within Shareholders' equity (see Note 18 j)).

The inventories and fixed assets and other non-monetary assets included above relate to assets of foreign investments for which the financial statements are translated to U.S. dollars in accordance with BT64, described in Note 2 s). Accordingly, there is exposure to variations in the exchange rate between the U.S. dollar and the Chilean peso, from an accounting perspective.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 19 - Foreign Currency, UF-Indexed and CPI-Restated Assets and Liabilities (continued)

b) Balances denominated in UFs are included in the accompanying December 31, 2003 and 2004 financial statements as follows:

                                                                 At December 31,
                                                         -------------------------------
                                                              2003             2004
                                                         --------------   --------------
                                                              ThCh$            ThCh$
Current assets:
   Cash and time deposits ............................       38,336,268       11,787,291
   Accounts receivable, net ..........................       57,890,109       47,017,931
   Inventories, net ..................................       27,600,913       41,423,412
   Other current assets ..............................       36,225,625       32,795,972
Long-term assets:
   Property, plant and equipment and other
    non-monetary assets ..............................    1,039,997,041    1,011,015,222
   Other monetary assets .............................        1,910,256        2,680,096
                                                         --------------   --------------
       Total assets ..................................    1,201,960,212    1,146,719,924
                                                         --------------   --------------
Current liabilities:
   Short-term bank loans and current portion of
    long-term liabilities ............................       84,448,478       76,941,894
   Accounts payable and supplier notes payable .......       27,383,557       11,397,604
   Other .............................................       15,790,348       13,940,837
Long-term liabilities
   Long-term debt ....................................      411,594,778      420,475,677
   Other .............................................        8,245,644        7,884,572
                                                         --------------   --------------
       Total liabilities .............................      547,462,805      530,640,584
                                                         --------------   --------------
       Net asset position in UFs and indexed to CPI ..      654,497,407      616,079,340
                                                         ==============   ==============

Note 20 - Commitments and Contingencies

a)    Pledges of shares

The Company has pledged shares of subsidiaries and equity investees to cover obligations as of December 31, 2004 as follows:

                                                    Amount of
Beneficiary                       Currency      securities pledge       Number of Shares      Company/Series of Shares
-----------                       --------      -----------------       ----------------      ------------------------
                                                        ThCh$

Banco Santander Chile                 UF               42,556,034            890,293,606      SM Chile Series B
Banco del Estado de Chile             UF               62,382,689            155,956,721      Telefonica del Sur
Banco del Estado de Chile             UF              126,883,031          2,161,919,046      Madeco

b)    Lucchetti Peru and related extraordinary allowance

On August 22, 2001, the Metropolitan Council of the Municipality of Lima published in the Diario El Peruano (the Official Gazette) two council resolutions (Nos. 258 and 259) declaring the public need to preserve the ecological area adjoining the production plant of Indalsa. It authorized the mayor to prepare legislation for the expropriation of the land where the plant is built, to revoke the operating license granted by the Municipality of Chorrillos to Lucchetti Peru for its industrial facilities and to order the final closure of the plant and its complete eradication within twelve months.

Consequently, on October 3, 2001, Indalsa started proceedings to protect its rights and interests as a foreign investor under the Reciprocal Investment Promotion and Protection Treaty signed between Chile and Peru (hereinafter "the Treaty").

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 20 - Commitments and Contingencies (continued)

Later, following unsuccessful attempts to seek a cordial solution, in accordance with the Treaty, on December 23, 2002, Indalsa, together with Lucchetti Peru, presented a request for arbitration to the General Secretary of the International Center for the Settlement of Investment Disputes ("ICSID") to establish an arbitration tribunal to resolve the dispute.

Among other reasons, the company claims that the Peruvian authorities lacked technical and legal reasons for having this subsidiary's operating license revoked as the Peruvian authorities themselves certified that Lucchetti Peru had fully complied with environmental regulations, and that the plant was outside of the protected area. The aforementioned Peruvian authorities include the Peruvian National Natural Resources Institute (INRENA), the Ministry of Agriculture of Peru, whose conclusions are contained in official letter No. 934-2002 of October 21, 2002, and the Peruvian National Police, whose conclusions are contained in document No.188-2002 of June 7, 2002.

The actions taken by the Peruvian authorities also lacked a legal basis because, among other reasons, the Municipal Council has no legal powers to revoke operating licenses granted by another municipality, in this case Chorrillos, and because the revocation process did not allow the company the opportunity to present its comments or defense, thus depriving it of a basic right.

On January 6, 2003, Lucchetti Peru was notified by an official of the Municipality of Chorrillos to close the plant and threatened with the use of public proceedings and the national police. Consequently, the Board of Directors of Indalsa agreed to comply with the order as quickly as possible in order to protect the subsidiary's employees and installations, and to begin orderly liquidation of the assets of the Peruvian subsidiary.

On January 16, 2003, the same official and the Mayor of the Municipality of Chorrillos personally visited the plant and certified that it had been closed.

As a result of these events, Indalsa proceeded to make an allowance for the entire investment and for part of the accounts receivable from its subsidiary Lucchetti Peru, of ThCh$30,678,486 (historic pesos). The accounting treatment was in accordance with the specific provisions of Technical Bulletins Nos. 33 and 64 of the Chilean Association of Accountants, and the instructions of the SVS (in particular, Circular 150 dated January 31, 2003) which require public companies to make allowances for estimated losses in the value of their assets, especially with regard to investments in other Latin American countries.

In the opinion of the management of Indalsa, the allowance made reflected only the accounting effect of the non-recovery of the investment but did not take into account the intangible assets, such as the distribution networks, customer portfolio, brand image, know-how, market share, sale of distribution services to third parties and the whole business project designed by Indalsa. Such intangible assets are not reflected in the accounts nor shown in the balance sheet. Therefore, this allowance, which had to be constituted to comply with the aforementioned accounting rules, will not in any way reflect the amount of the assets and rights invested in Peru by Indalsa, and consequently the amount of damages that Indalsa may demand from the Peruvian state. Consequently, the amount of the allowance only formed a part of the total amount claimed from the Republic of Peru.

The management of Indalsa, backed by legal reports and analyses, considers that the actions carried out by the Peruvian authorities constituted an indirect expropriation of the investment made by Indalsa in Peru, and as a consequence, believes that there is a reasonable legal basis under international law to obtain a favorable settlement for damages. Likewise, the legal advisers to Indalsa, the firm Herberth & Smith, Mr. Francisco Orrego Vicuna and the firm Eluchans y Cia., believe that the arbitration with the ICSID has a high likelihood of success in obtaining a just indemnity considering, among other factors, the amounts invested in Peru. Despite these opinions, and in accordance with current accounting regulations, including Technical Bulletin No. 6 of the Chilean Association of Accountants, Indalsa have not recorded the potential settlement gain that might result from the international arbitration process.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 20 - Commitments and Contingencies (continued)

On March 25, 2003, the General Secretary of the ICSID registered the arbitration request presented by Indalsa on December 23, 2002, as was anticipated and informed in the notes to the financial statements as of December 31, 2002.

On August 1, 2003, the ICSID arbitration tribunal was constituted to assess and resolve the lawsuit brought against the Republic of Peru and began its formal procedures. The arbitration tribunal consists of the following arbitrators: Mr. Thomas Buergenthal (Chairman of the tribunal, appointed by the ICSID General Secretary), Mr. Bernardo M. Cremades, named by the Republic of Peru state and Mr. Jan Paulsson appointed by Indalsa

The first meeting of the arbitration tribunal was held on September 15, 2003 when the tribunal formally rejected the request of the Republic of Peru to suspend the arbitration proceedings. The tribunal also set forth the procedures to be followed for the lawsuit brought by Indalsa against the Republic of Peru. On December 15, 2003 the Republic of Peru requested the tribunal to rule that it had no jurisdiction over the case. Indalsa presented its counter argument to the Peruvian request on March 15, 2004, seeking its full rejection.

The proceeding established by the tribunal contemplated the presentation of a replication by the Republic of Peru on May 15 and a rejoinder by Indalsa, which was presented by the Company's lawyers on July 15, 2004.

Oral arguments were made on September 2 and 3, 2004. The tribunal issued its findings on February 7, 2005, accepting the request made by the Republic of Peru without entering into the merits of the case. The international tribunal ruled that it has no jurisdiction over arbitration proceedings between Indalsa and the Republic of Peru. Indalsa is now analyzing the various legal actions available to it within or outside the present process in order to overturn this verdict and obtain an indemnity for damages caused by the illegal actions of the Peruvian state.

c)    Civil liability

Indalsa is also involved in criminal proceedings brought in Peru against certain of its executives and shareholders.

In the opinion of the management of Indalsa and its legal advisors, the judgment should be in favor of Indalsa, however, in the case of an unfavorable judgment, the resultant liability would not be significant with respect to the financial statements as a whole.

d)    Lawsuits

In 1999, VTR appealed a judgment by the Tax Tribunal of the Santiago Center Metropolitan Regional Authority of the Chilean Internal Revenue Service that rejected on October 26, 1999, the claim made by the company against Lawsuit No. 29 of January 21, 1998 with respect to additional income tax (Clause 21 of the Tax Law) applied to a foreign currency futures contract signed on January 2, 1995 between VTR and Citibank N.A. (ThCh$782,107 is the historic amount of tax relating to the 1996 tax year). The case is currently pending the decision of the appeals tribunal and collection of the tax has been suspended for six months starting October 28, 2004. Management does not believe that any further payments could result from this matter.

As of December 31, 2004, Madeco has lawsuits pending against it with respect to its ordinary course of business which, according to the company's legal advisers, do not represent risk of significant losses.

There are legal proceedings in Brazil against the previous owner of Ficap, a subsidiary of Madeco, dating from the time prior to Madeco's ownership starting in 1997. It is believed that total damages would amount to approximately ThR$6,950. Madeco has personal guarantees from the previous owner of Ficap to indemnify Madeco should the Brazilian subsidiary be affected by such legal actions.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 20 - Commitments and Contingencies (continued)

Madeco and its subsidiary, Madeco Brasil Ltda. ("Madeco Brasil"), filed an arbitration claim in New York City before the American Arbitration Association, against Corning International Corporation ("Corning Inc.") based on the allegation that Corning Inc. had tried to terminate its agreements with Madeco relating to Optel (Brazil), a Brazilian company in which Corning Inc. and Madeco Brasil are joint owners. Corning, in turn, made a counter-claim against Madeco seeking, among other things, that Corning be allowed to terminate its agreements with Madeco

Madeco was notified of the tribunal's judgment which, amongst other issues, ruled that the investment agreement signed between the parties on June 12, 1999, and its amendments, be terminated. This meant that Madeco lost its put option to sell its shares in Optel (Brazil) to Corning Inc. at a price of US$18 million. This did not cause any accounting effect as such options were not recorded in the Company's financial statements.

The judgment also ruled the investment agreement null and void, resulting in the loss of Madeco's right to manage the company. Finally, the judgment stated that the decision of Corning Inc. concerning the liquidation of the company must be respected. As a result, Madeco fully provided for its 50% holding in Optel (Brazil).

On March 31, 2005, the Company and Corning reached an agreement whereby Corning sold its 50% interest in Optel Ltda. to the Company for the nominal amount of R$1, thus avoiding the liquidation of Optel Ltda. In accordance with the purchase agreement, Corning executed a binding 2-year non-competition clause not to compete in the markets where Optel Ltda. currently operates. In addition, on March 31, 2005, the Company reached an agreement with two of Optel's principal creditors to forgive US$5.3 million of US$7.3 million indebtedness, and the difference was down-paid to the creditors. Consequently, Optel Ltda. extinguished in full its outstanding debt obligation with its two principal lenders.

As of December 31, 2004, Armat, a subsidiary of Madeco, has lawsuits pending against it in relation to its normal course of business. The legal advisers of Armat believe there is no risk of significant losses.

As of December 31, 2004, Telefonica del Sur and its subsidiaries have the following lawsuits pending against them:

1) Case No. 2525-2001 in the Second Civil Court of Valdivia, with Ms. Regina Barra Arias, for damages amounting to ThCh$553,143. The lawsuit was rejected in the first and second instances and is now pending an appeal to the Supreme Court. Telefonica del Sur has not made a provision for this case because it believes that it will not result in any significant damages.

2) Case No. 2166-03 in the First Civil Court of Valdivia with Mr. Andres Gonzalez Lara for damages amounting to ThCh$388,000. The case is awaiting judgment. The company has not made a provision for this case because it believes that it will not result in any significant damages.

3) Case No. 2831-2001 in the Second Civil Court of Valdivia with Mr. Marcelo Bastidas Villaroel for damages amounting to ThCh$1,500,000. The case is awaiting judgment. The company has not made a provision for this case because it believes that it will not result in any significant damages.

e)    Other contingencies

The indirect guarantees of the Parent Company, as shown in the following table, include joint and several guarantees for the debts of the following subsidiaries: Agricola El Penon S.A., VTR, Inversiones y Bosques S.A., Inversiones Ranquil S.A., Inversiones Punta Brava S.A., Inmobiliaria e Inversiones Hidroindustriales S.A. and LQIF. The relative loan agreements include clauses regarding the use of the funds and financial covenants that are normal for this type of agreement.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 20 - Commitments and Contingencies (continued)

Quinenco has signed option contracts with all of the above companies, except LQIF, which are exercisable between February 28, 2003 and February 28, 2006 and state:

1. Quinenco may require that the above companies sell their shares in LQIF at a price to be determined based on the purchase price of the shares and borrowing costs, plus an additional 2.0% calculated on such amounts.

2. The above companies may require Quinenco. to purchase shares of LQIF at a price to be determined based on the purchase price of the shares and borrowing costs, plus an additional 0.5% calculated on such amounts.

Telefonica del Sur and Telcoy, are in compliance with all the regulations applicable to them as telecommunications companies.

Certain obligations were reciprocally agreed to between the parties with respect to a share purchase agreement between VTR and SBC International dated June 16, 1999, which could result in adjustments to the sale price.

The following restrictions were established under negotiations carried out by Indalum, a subsidiary of Madeco, on December 29, 2003 with Banco de Chile, Banco de Credito e Inversions, Banco Estado and Banco Security, to cover the period from that date until December 26, 2008:

Indalum must comply with the following covenants as of June 30 and December 31 of each year, on a consolidated basis:

-     Debt ratio or leverage not to exceed 1.2:1.

-     Minimum shareholders' equity equivalent to UF 1,630,000.

- Maintain the ownership of its property, plant and equipment necessary for the normal development of its operations and business and maintain its ownership of the subsidiary Alumco S.A..

- May not pledge, mortgage or grant any charge or right over any property, plant and equipment of Indalum or its subsidiaries except for those over assets it acquires in the future and which are granted for financing their acquisition.

- May not grant guarantees to cover the compliance of any obligation, debt, liability or commitment contracted by a person other than Indalum or its subsidiaries, without the prior written consent of the creditors.

- Indalum may not pay or distribute dividends that exceed 30% of the net income for each year, without the prior written consent of the creditors.

- May not grant direct financing to third parties outside of the business. This shall not include the trade accounts receivable of Indalum with its customers nor loans to the executives and personnel of Indalum or its subsidiaries.

- In the event of the disposal of the real estate located at Aysen Street 244, Macul, Vitacura Street 2726, Office 301, Vitacura, and Santa Marta Street 1313, Maipu, the sales proceeds should be used to prepay the rescheduled obligations on a prorate basis. For this calculation, the principal amount of outstanding financial loans due to Madeco shall be added to the rescheduled obligations. For this purpose, financial debt shall be defined as the sum of all loans made by Madeco, which amounted to ThCh$4,329,888 as of December 31, 2003.

- Indalum may repay the financial loan currently owed to its parent company Madeco only if it has paid all of the amounts due to the banks and has fully complied with the covenants and negative covenants assumed under the agreement, or that the proceeds come from the sale of the properties mentioned above.

- Madeco must directly and indirectly control Indalum during the term of the agreement or have a shareholding of at least 50.1% in the company.

As of December 31, 2004, Indalum has fully complied with these restrictions.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 20 - Commitments and Contingencies (continued)

Sale of subsidiary:

On March 31, 2004, the subsidiary Indalsa signed a contract for the sale of its subsidiary Lucchetti Chile to Empresas Corpora Tresmontes S.A. ("Corpora Tresmontes") which, given the nature and complexity of the transaction, established certain commitments and guarantees in favor of each of the parties.

As a result of the transaction, a price adjustment for variations in Lucchetti Chile's working capital as of March 31, 2004 was determined by an independent accounting firm.

The share sale contract established a first sale price adjustment equivalent to the variation in working capital between December 31, 2003 and March 31, 2004. The independent accounting firm issued the report on working capital on April 30th, establishing an additional payment in favor of the sellers of Ch$2,971 million.

The parties also agreed to create a deposit in guarantee for Ch$1,200 million in order to cover adjustments that might arise from Lucchetti Chile's reconciliation of accounts receivable and their respective allowances as of March 31, 2004. This reconciliation process was supervised by the independent accounting firm and completed by June 30, 2004.

On July 6, 2004, the independent accounting firm issued its report regarding the adjustments to customer balances existing as of March 31, 2004 and found a difference in favor of Indalsa of Ch$76 million and one of Ch$1,124 million in favor of Corpora Tresmontes, instructing the custodian to credit the funds deposited proportionately to each of the parties. The management of Indalsa considers that the reconciliation does not accurately reflect the information provided in the process and disputes more than Ch$704 million in invoices issued to debtors of Lucchetti Chile. In view of this information, the management of Indalsa decided to seek damages against the buyers before the arbitrator, Sergio Urrejola Monckeberg. This process is proceeding normally and is currently in the preparation stage. As mentioned in Note 21, the amount paid to the buyers is 100% provisioned for against Other non-operating expenses.

With respect to the sale of Lucchetti Chile on March 31, 2004, Quinenco agreed with Inversiones Tresmontes Ltda. and Inversiones y Servicios Corpora Ltda. that for a period of three years it would:

- Maintain either directly or through one or more of its subsidiary companies i) the ownership of shares issued by Indalsa representing at least 51% of its capital, and (ii) control of Indalsa, through the majority of votes at shareholders' meetings and election of the majority of the company's directors.

- Maintain the shareholders' equity of Indalsa, excluding trademarks, intellectual and industrial property rights and goodwill (except that with respect to Calaf at that date), for a minimal amount of ThCh$28,000,000. In any event, Quinenco. shall not be liable under this obligation should the equity of Indalsa at any time fall below the amount indicated due to
      i) operating and non-operating losses incurred in the business of Indalsa and its subsidiary and associate companies; ii) acquisitions or disposals of assets made on equitable conditions similar to those in the market; or
      iii) provisions ordered by an authority or in compliance with an applicable rule.

As of December 31, 2004, the subsidiary Madeco has received notification of income tax differences for the tax years 2001, 2002 and 2003 relating to the first category income tax, tax refunds and additional tax for a total of ThCh2,448,024 (value of the tax). Madeco's management has, through its legal advisers, begun the proceedings to counter the claims made by Chilean tax authorities.

In addition, for the 2004 tax year, Madeco is requesting a refund of ThCh$1,545,224, which corresponds to the remainder retained by the Chilean Internal Revenue Service of the ThCh$3,038,789 originally requested as part of a tax loss absorption.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 20 - Commitments and Contingencies (continued)

As of December 31, 2004, the indirect subsidiary Alusa has received two notifications of taxes due, No. 372 and 373, (Value of tax ThCh$136,280) from the Chilean Internal Revenue Service ("IRS"). These notifications are pending of resolution.

On February 27, 2004, in accordance with the claim procedure contained in Title II of Decree Law 830 of the Tax Code, Alusa filed a complaint with the tax court (case number 10.073/2004), objecting to the notifications of taxes due from the Chilean Internal Revenue Service.

As of December 31, 2004, the subsidiary Inversiones Rio Grande S.A. has received one notification of taxes due, No. 62, (Historic value of tax ThCh$484,329, corresponding to the 1999 tax year) from the IRS. Inversiones Rio Grande S.A. filed a complaint with the tax court, objecting to the notification of taxes due and claiming that it is not relevant.

On September 1, 2004, the Chilean Internal Revenue Service issued Resolution No. Ex. 221, by which it rejects the loss produced by the sale of shares of Lucchetti Peru to the subsidiary Lucchetti Chile in 2000, on the grounds that the loss is not "needed to produce income", "because it is not essential to the company's line of business".

Indalsa filed a complaint against the aforementioned resolution, which is currently in process, claiming that the resolution does not invalidate the existence of an economic loss with respect to this investment; therefore, neither the accumulated tax result nor the retained taxable earnings registry have been modified. Indalsa estimates that the complaint will be accepted.

The loss in question, restated for inflation as of December 31, 2004, amounts to Ch$28,156 million; therefore, if this case is rejected, the income tax credit will decrease by Ch$4,786 million. In the opinion of the Company's lawyer it is probable that the outcome will be favorable to the Company.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 21 - Non-Operating Income and Expenses

Non-operating income and expenses for each year are summarized as follows:

                                                                           Year ended December 31,
                                                                 ------------------------------------------
                                                                     2002           2003           2004
                                                                 ------------   ------------   ------------
                                                                   ThCh$            ThCh$         ThCh$
Non-operating income:
Proportional share of net income of equity method investments
 (Note 11) ...................................................     26,581,702     59,444,677     63,011,550
Gain on sale of other investments ............................        446,245         18,255             --
Amortization of negative goodwill ............................      1,955,617     24,111,396      2,822,157
Amortization of unrealized gains .............................        601,694             --             --
Tax refunds ..................................................        403,175        499,066         90,114
Release of purchase price accruals ...........................      3,379,136             --        729,915
Investment recovery ..........................................             --        531,795             --
Amount received from settlement payment (1) ..................             --     36,935,901             --
Gain on sale of Lucchetti Chile ..............................             --             --      4,069,786
Gain on sale of brands "Alufoil" .............................             --             --        628,152
Gain originated in non participation in capital increase of
 subsidiary ..................................................             --             --        100,437
Other ........................................................      1,357,208        974,080      1,323,887
                                                                 ------------   ------------   ------------
       Total .................................................     34,724,777    122,515,170     72,775,998
                                                                 ============   ============   ============
Non-operating expenses:
Proportional share of net loss of equity method investments
(Note 11) ....................................................        510,638        613,400      4,542,718
Amortization of goodwill .....................................     21,255,601     20,597,209     20,572,171
Restructuring costs and severance indemnities ................      7,038,967        226,966        240,514
Loss on sales of investments, fixed assets and other .........      2,117,303      1,722,652      1,000,896
Directors' compensation ......................................      1,132,072      4,271,939      1,366,922
Adjustment of property, plant and equipment to net realizable
 value (Note 10) .............................................        869,897        501,395        393,625
Provision for losses on loans and recoverable taxes of foreign
 subsidiaries ................................................      2,745,062        495,213         76,427
Allowance for uncollectible debts ............................      1,195,795             --             --
Amortization of non-recurring expenses .......................        789,930             --             --
Labor lawsuits ...............................................        334,488        391,502        257,420
Legal expenses for defense of Lucchetti Peru .................      2,302,901      1,430,835      1,577,051
Valuation allowance for fixed and other assets, Argentina ....      6,356,912        841,724        283,074
Impairment of equity investment in and account receivables
 with Lucchetti Peru .........................................     30,862,932             --             --
Depreciation of property, plant and equipment involved in
 temporary shutdown (Note 10) ................................      3,100,792      1,845,708      2,154,985
Loss on non participation in capital increase of subsidiary ..      2,831,955     21,658,266      1,366,134
Purchase price accruals ......................................      1,281,694             --             --
Valuation allowance for account receivable to Lucchetti Peru .        896,970      1,217,290      2,381,414
Provision for liquidation of Optel ...........................             --      5,040,422             --
Loss on sale of building Hotel Carrera .......................             --      4,830,847             --
Loss on sale of machinery Lucchetti Peru .....................             --             --      1,773,510
Tax contingencies ............................................             --             --        678,486
Provision for loss on guarantee granted ......................             --             --      1,123,811
Other ........................................................      3,084,468      2,414,410      1,329,706
                                                                 ------------   ------------   ------------
       Total .................................................     88,708,377     68,099,778     41,120,864
                                                                 ============   ============   ============

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 22 - Balances and Transactions with Related Parties

Balances with related parties as of December 31 of each year are as follows:

a)    Current assets

Notes and accounts receivable from related companies:

                                                                                                        As of December 31,
                                                                                                   ---------------------------
                                                                                                       2003           2004
                                                                                                   ------------   ------------
             Company                       Nature of relationship        Nature of transaction        ThCh$           ThCh$
Cobrecon S.A.                         Equity method investment           Services                       176,356         32,179
Transportes y Servicios Aereos S.A.   Equity method investment           Services                     1,722,744      1,244,502
Blue Two Chile S.A.                   Subsidiary in development stage    Services                       297,245      4,814,978
IRSA                                  Equity method investment           Dividends receivable         3,276,141      2,619,662
Others related Companies              Various                            Various                        589,367        433,113
                                                                                                   ------------   ------------
       Total                                                                                          6,061,853      9,144,434
                                                                                                   ============   ============

b)    Long-Term assets

Notes and accounts receivable from related companies:

                                                                                                        As of December 31,
                                                                                                   ---------------------------
                                                                                                       2003           2004
                                                                                                   ------------   ------------
             Company                       Nature of relationship        Nature of transaction        ThCh$           ThCh$
Electromecanica Industrial S.A.       Related company                    Services                       252,573        252,195
Lucchetti Peru                        Equity method investment           Current account in US$       1,436,247             --
Others related Companies              Various                            Various                        260,924        579,774
                                                                                                   ------------   ------------
       Total                                                                                          1,949,744        831,969
                                                                                                   ============   ============


c)    Current Liabilities

Notes and accounts payable to related companies:

                                                                                                        As of December 31,
                                                                                                   ---------------------------
                                                                                                       2003           2004
                                                                                                   ------------   ------------
             Company                       Nature of relationship        Nature of transaction        ThCh$           ThCh$
                                                                         Sales of products and
Colada Continua Chilena S.A.          Equity method Investment           services                       283,872        189,705
Other related companies               Various                            Various                        211,291        153,271
                                                                                                   ------------   ------------
       Total                                                                                            495,163        342,976
                                                                                                   ============   ============

The December 31, 2003 and 2004 balances maintained with Banco de Chile are included in bank loans for an amount of ThCh$26,511,053 and ThCh$7,722,665 respectively. Time deposits amounted to ThCh$7,181,573 and ThCh$11,396,490 as of December 31, 2003 and 2004, respectively.

As of December 31, 2003, the balance maintained with Andsberg Finance Corp. Ltd., a member of the Luksic Group, is included in bank loans for an amount of ThCh$54,325,084.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 22 - Balances and Transactions with Related Parties (continued)

d)     Long-Term liabilities

                                                                                                        As of December 31,
                                                                                                   ---------------------------
                                                                                                       2003           2004
                                                                                                   ------------   ------------
             Company                       Nature of relationship        Nature of transaction        ThCh$           ThCh$
Compania de Telecomunicaciones de     Equity method                      Sales of products and
   Llanquihue S.A. ............        Investment                         services                       25,450          8,738
                                                                                                   ------------   ------------
       Total.................                                                                            25,450          8,738
                                                                                                   ============   ============

Significant transactions with related parties are summarized as follows:

                                                                                  Revenue (Expenses) for the year-ended
                                                                                               December 31,
                                                                              ----------------------------------------------
Company                                      Transaction                          2002             2003            2004
-------                                      -----------                      -------------   -------------    -------------
                                                                                  ThCh$           ThCh$             ThCh$
Minera Los Pelambres S.A. .................  Services                               332,796         332,796          410,790
Andsberg Finance Corp. Ltd. ...............  Financing and interest              (4,716,221)      7,905,196       (2,376,829)
Banco de Chile.............................  Investment income                    2,062,472         330,535          342,026
Compania de Telecomunicaciones de
   Llanquihue S.A. ........................  Services                              (207,651)       (183,499)        (165,191)
Embotelladoras Chilenas Unidas S.A. .......  Sales of products and services         704,126         780,743          788,715
Almagro S.A. ..............................  Sales of properties                         --              --         (183,764)
Inmobiliaria Adriatico S.A. ...............  Sales of properties                         --              --          356,426
Sodimac S.A. ..............................  Sales of products                           --              --        4,934,638

In accordance with Article 89 of the Chilean Companies Act, the Company's transactions with related parties have been carried out on an "arm's length" or market basis.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 23 - Minority Interest

Minority interest is summarized as follows:

                                                               As of December 31,
                                                         -------------------------------
                                                             2003             2004
                                                         --------------   --------------
                                                             ThCh$            ThCh$
Balance Sheet:
Madeco and subsidiaries ..............................       77,920,682       87,638,091
Telefonica del Sur and subsidiaries ..................       17,318,951       17,684,939
Indalsa and subsidiaries .............................        1,167,898          733,559
Hoteles Carrera ......................................          568,733          291,540
Other ................................................        1,791,739        1,985,307
                                                         --------------   --------------
       Total .........................................       98,768,003      108,333,436
                                                         ==============   ==============

                                                                     Year ended December 31,
                                                         -----------------------------------------------
                                                             2002             2003             2004
                                                         -------------    -------------    -------------
                                                             ThCh$            ThCh$            ThCh$
Income Statement:
Madeco and subsidiaries...............................      20,544,432        5,575,409       (4,718,422)
Telefonica del Sur and subsidiaries...................      (1,788,435)      (2,168,762)      (1,942,214)
Indalsa and subsidiaries..............................       2,429,890          107,006          144,706
Hoteles Carrera.......................................          67,031          354,025           16,128
Other.................................................          (7,213)          43,819         (224,641)
                                                         -------------    -------------    -------------
       Minority interest participation in net income
        (loss)........................................      21,245,705        3,911,497       (6,724,443)
                                                         =============    =============    =============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 24 - Condensed Financial Statements

Set  forth  below  are  condensed  financial   statements  for  the  significant
investment in CCU held through Quinenco's 50% owned company, IRSA.

CCU Condensed Consolidated Balance Sheet

The condensed consolidated financial statements of CCU as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 are as follows:

                                                               As of December 31,
                                                         -------------------------------
                                                             2003             2004
                                                         --------------   --------------
                                                             ThCh$            ThCh$
Assets
Current assets........................................     205,180,256      223,228,087
Property, plant and equipment, net....................     321,649,649      301,257,865
Other assets..........................................      64,833,911       67,754,774
                                                         -------------    -------------
Total Assets..........................................     591,663,816      592,240,726
                                                         =============    =============

Liabilities and Shareholders' Equity
Current liabilities...................................     124,268,651      125,217,350
Long-term liabilities.................................     142,421,543      126,216,423
Minority interest.....................................      39,232,734       38,703,208
Shareholders' equity..................................     285,740,888      302,103,745
                                                         -------------    -------------
Total Liabilities and Shareholders' Equity............     591,663,816      592,240,726
                                                         =============    =============

CCU Condensed Consolidated Statements of Income

                                                                     Year ended December 31,
                                                         -----------------------------------------------
                                                             2002             2003             2004
                                                         -------------    -------------    -------------
                                                             ThCh$            ThCh$            ThCh$
Net sales.............................................     358,083,243      393,665,837      420,638,093
Cost of sales.........................................    (176,460,767)    (193,934,033)    (202,622,248)
Administrative and selling expenses...................    (142,527,344)    (152,722,450)    (159,308,914)
Non-operating income and expenses, net................      (7,257,805)      13,982,906       (6,139,275)
Minority interest.....................................      (1,296,085)        (450,481)      (1,275,176)
Income tax............................................      (7,698,569)      (5,101,452)      (5,898,614)
                                                         -------------    -------------    -------------
Net income............................................      22,842,673       55,440,327       45,393,866
                                                         =============    =============    =============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 24 - Condensed Financial Statements (continued)

CCU Condensed Consolidated Statements of Cash Flows

                                                                   Year ended December 31,
                                                       --------------------------------------------
                                                           2002              2003           2004
                                                       ------------    ------------     -----------
                                                          ThCh$             ThCh$             ThCh$
Cash Flows From Operating Activities
Net income .........................................     22,842,673      55,440,327      45,393,866
Income from sales of assets ........................       (699,944)     (1,398,753)     (3,332,698)
Charges to income that do not represent cash flows .     54,349,663      23,610,270      43,527,546
Changes in assets ..................................    (13,248,075)    (19,579,952)     (8,886,548)
Changes in liabilities .............................      2,503,598       6,395,480         377,335
Minority interest ..................................      1,296,085         450,481       1,275,176
                                                       ------------    ------------    ------------
Cash flows from operating activities ...............     67,044,000      64,917,853      78,354,677
Cash flows from investing activities ...............    (13,046,351)      9,353,708     (44,533,156)
Cash flows from financing activities ...............    (26,823,318)   (100,204,921)    (39,683,057)
Price-level restatement of cash and cash equivalents      1,685,003      (1,478,517)     (1,954,049)
                                                       ------------    ------------    ------------
Net increase in cash and cash equivalents ..........     28,859,334     (27,411,877)     (7,815,585)
Cash and cash equivalents at beginning of year .....     66,567,261      95,426,595      68,014,718
                                                       ------------    ------------    ------------
Cash and cash equivalents at end of year ...........     95,426,595      68,014,718      60,199,133
                                                       ============    ============    ============

The reconciliation between the equity holding in IRSA and the net assets and income of CCU is as follows:

                                                         As of and for the year ended December 31,
                                                       ---------------------------------------------
                                                           2002            2003            2004
                                                       ------------    ------------     ------------
                                                          ThCh$           ThCh$           ThCh$
Balance sheet data:
Net worth of CCU ...............................        448,765,018     285,740,888      302,103,745
Minority interest in CCU (1) ...................       (172,410,037)   (109,708,930)    (115,939,935)
Minority interest in IRSA (2) ..................       (138,225,610)    (88,208,445)     (93,222,338)
Other movements of balance sheet of IRSA .......             96,239         384,931          280,865
                                                       ------------    ------------     ------------
Investment in IRSA under equity method (Note 11)        138,225,610      88,208,444       93,222,337
                                                       ============    ============     ============

Income statement data:
Net income of CCU ..............................         22,842,673      55,440,327       45,393,866
Minority interest in CCU (3) ...................         (8,775,876)    (21,294,381)     (17,423,817)
Minority interest in IRSA (4) ..................         (6,988,863)    (16,392,236)     (13,912,067)
Other income and expenses of IRSA ..............            (88,036)     (1,361,474)        (145,915)
                                                       ------------    ------------     ------------
Equity in net earnings of IRSA (Note 11) .......          6,989,898      16,392,236       13,912,067
                                                       ============    ============     ============

IRSA's investment in CCU .......................              61.58%          61.61%           61.62%
Quinenco's investment in IRSA ..................              50.00%          50.00%           50.00%

(1) Corresponds to differences between the shareholders' equity of CCU and the amount recognized via the equity method in IRSA.

(2) Corresponds to the difference between the shareholders' equity of IRSA and the amount recognized via the equity method in Quinenco.

(3) Corresponds to difference between of the net income of CCU and the net income recognized in IRSA.

(4) Corresponds to proportion of the net income of IRSA applicable to joint venture partner.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 25 - Segment Reporting

Quinenco provides disclosures in accordance with Statement of Financial Accounting Standards 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information available is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. In accordance with SFAS 131, Quinenco manages its business in five segments: Financial Services (Banco de Chile), Food and Beverage (CCU-Indalsa), Telecommunications (Telefonica del Sur), Manufacturing (Madeco), and Other. Other includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

The accounting policies of each segment are the same as those as described in the "Summary of Significant Accounting Policies" (Note 2).

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

CCU recognizes revenues relating to domestic sales of beer, soda, mineral water, juice products and wine upon delivery and physical acceptance of the product, at which time title passes to the customer. Vina San Pedro generally recognizes revenues relating to export sales of wine when the wine is shipped, which in accordance with established sales terms is when title passes to the customer.

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

Consistent with US GAAP reporting requirements of financial information reviewed by the chief operating decision maker, the following segment information presented has been determined in accordance with Chilean GAAP. In accordance with Chilean GAAP, and as described in Note 11, Investments, Lucchetti Peru was consolidated for the year ended December 31, 2002 but the balance sheet as of and subsequent to that date was not consolidated.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 25 - Segment Reporting (continued)

Segment information is presented below:

                                                                          Year ended December 31, 2002
                                                ----------------------------------------------------------------------------------

                                                  Financial          Food and beverage            Telecommunication
                                                  Services                                           Telefonica      Manufacturing
                                             Banco de Chile (1)   CCU               Indalsa          del Sur           Madeco
                                                    ThCh$        ThCh$              ThCh$              ThCh$           ThCh$
                                                ----------------------------------------------------------------------------------
 Statement of Income Data:
Sales to unaffiliated customers ............               --      358,068,700       86,751,123       48,275,467       264,046,050
Intersegment sales .........................               --           14,543            1,307           14,410         1,270,507
                                                ----------------------------------------------------------------------------------
    Total revenues .........................               --      358,083,243       86,752,430       48,289,877       265,316,557
                                                ----------------------------------------------------------------------------------

Cost of sales ..............................               --     (176,460,767)     (63,547,584)     (19,972,013)     (232,503,744)
Operating income before general corporate
expenses ...................................               --      181,622,476       23,204,846       28,317,864        32,812,813
General corporate expenses .................               --     (142,527,344)     (20,432,255)     (14,706,266)      (28,668,236)
                                                ----------------------------------------------------------------------------------
Operating income (loss) ....................               --       39,095,132        2,772,591       13,611,598         4,144,577
Interest income ............................               --        1,693,009          144,001          369,012         1,625,586
Non-operating income .......................               --        4,816,371          215,003          722,574           733,039
Interest expense ...........................               --       (3,968,208)      (5,071,909)      (3,370,136)      (19,764,647)
Non-operating expense ......................               --       (5,995,471)     (35,909,430)      (2,686,175)      (23,100,467)

 Financial Services
Net interest revenue and expenses ..........      380,546,625               --               --               --                --
Provision for loan losses ..................     (104,191,250)              --               --               --                --
Income from services, net ..................       81,392,175               --               --               --                --
Other operating income, net ................      (31,621,250)              --               --               --                --
Other income and expenses, net .............       (6,116,174)              --               --               --                --
Operating expenses .........................     (256,779,925)              --               --               --                --
Price-level restatement, net ...............       (9,934,300)      (3,803,506)        (499,334)        (425,173)       (8,739,944)
Income tax .................................        1,194,125       (7,698,569)        (185,888)      (1,842,787)        1,451,780
Minority interest ..........................               (1)      (1,296,085)             162         (138,978)        2,068,361
                                                ----------------------------------------------------------------------------------
    Net income(loss) .......................       54,490,025       22,842,673      (38,534,804)       6,239,935       (41,581,715)
                                                ==================================================================================

 Balance Sheet Data (at December 31):
Identifiable assets ........................    8,191,551,950      500,124,103       75,779,611      139,921,890       336,929,008
Cash and cash equivalents ..................      700,266,911       95,426,595           91,677        2,011,656         8,032,195
Accounts receivable from related companies .               --        2,693,860        2,978,247           96,656           894,706
Investments in related and other companies
and goodwill, net ..........................        4,945,389       76,868,364          186,184          350,237        45,626,030
                                                ----------------------------------------------------------------------------------
    Total assets ...........................    8,896,764,250      675,112,922       79,035,719      142,380,439       391,481,939
                                                ==================================================================================

                                                                   Year ended December 31, 2002
                                               --------------------------------------------------------------------

                                               Elimination of
                                               Companies not
                                               Consolidated (2)  Other (3)(4)       Eliminations     Consolidated
                                                   ThCh$             ThCh$              ThCh$            ThCh$
                                               --------------------------------------------------------------------
 Statement of Income Data:
Sales to unaffiliated customers ............     (358,068,700)       11,195,583                         410,268,223
Intersegment sales .........................          (14,543)         (294,490)         (991,735)               --
                                               --------------------------------------------------------------------
    Total revenues .........................     (358,083,243)       10,901,094          (991,735)      410,268,223
                                               --------------------------------------------------------------------

Cost of sales ..............................      176,460,767       (11,055,029)                       (327,078,370)
Operating  income before general corporate
expenses ...................................     (181,622,476)         (153,935)         (991,735)       83,189,853
General corporate expenses .................      142,527,344        (8,743,950)                        (72,550,707)
                                               --------------------------------------------------------------------
Operating income (loss) ....................      (39,095,132)       (8,897,885)         (991,735)       10,639,146
Interest income ............................       (1,693,009)       20,625,414       (17,227,771)        5,536,242
Non-operating income .......................       (4,816,371)       33,054,161                --        34,724,777
Interest expense ...........................        3,968,208       (41,536,363)       17,227,771       (52,515,284)
Non-operating expense ......................        5,995,471       (27,012,305)                        (88,708,377)

 Financial Services
Net interest revenue and expenses ..........     (380,546,625)               --                                  --
Provision for loan losses ..................      104,191,250                --                                  --
Income from services, net ..................      (81,392,175)               --                                  --
Other operating income, net ................       31,621,250                --                                  --
Other income and expenses, net .............        6,116,174                --                                  --
Operating expenses .........................      256,779,925                --                                  --

Price-level restatement, net ...............       13,737,806           454,932                          (9,209,519)
Income tax .................................        6,504,444           723,316                             146,421
Minority interest ..........................        1,296,086        19,316,160                          21,245,705
                                               --------------------------------------------------------------------
    Net income (loss) ......................      (77,332,698)       (3,272,570)         (991,735)      (78,140,889)
                                               ====================================================================

 Balance Sheet Data (at December 31):
Identifiable assets ........................   (8,691,676,053)       57,977,227                         610,607,736
Cash and cash equivalents ..................     (795,693,506)       86,232,967                          96,368,496
Accounts receivable from related companies .       (2,693,860)        1,846,902                            5,816511
Investments in related and other companies
and goodwill, net ..........................      (81,813,753)      817,976,980                         864,139,430
                                               --------------------------------------------------------------------
    Total assets ...........................   (9,571,877,172)      964,034,076                --     1,576,932,173
                                               ====================================================================

(1) Banco de Chile is an equity method investment under Chilean GAAP and is presented here as a separate segment. In order to reconcile to the consolidated financial statements, it is removed in the column, "elimination of companies not consolidated and the equity participation is added in one line in the column "other".

(2) This column includes the elimination of CCU, Banco de Chile and Lucchetti Peru.

(3) This column includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(4) The net equity investments in CCU and Banco de Chile are included in the column entitled "Other" in the caption "Non-Operating income".

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 25 - Segment Reporting (continued)

                                                                          Year ended December 31, 2003
                                               ----------------------------------------------------------------------------------

                                                  Financial          Food and beverage            Telecommunication
                                                  Services                                           Telefonica      Manufacturing
                                             Banco de Chile (1)   CCU               Indalsa          del Sur           Madeco
                                                    ThCh$        ThCh$              ThCh$              ThCh$           ThCh$
                                                ---------------------------------------------------------------------------------
 Statement of Income Data:
Sales to unaffiliated customers ............               --      393,642,638       60,593,137       52,755,474      243,393,010
Intersegment sales .........................               --           23,199            1,017               --          214,672
                                                ---------------------------------------------------------------------------------
    Total revenues .........................               --      393,665,837       60,594,154       52,755,474      243,607,682
                                                ---------------------------------------------------------------------------------

Cost of sales ..............................               --     (193,934,033)     (41,824,781)     (25,895,951)    (213,648,320)
Operating income before general corporate
expenses ...................................               --      199,731,804       18,769,373       26,859,523       29,959,362
General corporate expenses .................               --     (152,722,450)     (15,802,858)     (14,234,812)     (22,316,171)
                                                ---------------------------------------------------------------------------------
Operating income ...........................               --       47,009,354        2,966,515       12,624,711        7,643,191
Interest income ............................               --        2,592,232           31,857           72,521        1,142,129
Non-operating income .......................               --       22,509,977          138,186          908,896          844,286
Interest expense ...........................               --       (5,802,689)      (2,961,715)      (3,103,182)     (12,773,222)
Non-operating expense ......................               --       (6,609,790)      (4,223,535)        (493,457)     (13,567,378)

 Financial Services
Net interest revenue and expenses ..........      228,019,800               --               --               --               --
Provision for loan losses ..................      (38,844,700)              --               --               --               --
Income from services, net ..................      100,313,200               --               --               --               --
Other operating income, net ................       99,147,000               --               --               --               --
Other income and expenses, net .............       (6,560,400)              --               --               --               --
Operating expenses .........................     (229,869,900)              --               --               --               --

Price-level restatement, net ...............       (4,137,000)       1,293,176          113,943         (144,696)       1,783,217
Income tax .................................      (14,249,500)      (5,101,452)       1,745,869       (2,091,543)      (1,632,222)
Minority interest ..........................           (1,700)        (450,481)             (68)        (157,689)        (592,683)
                                                ---------------------------------------------------------------------------------
    Net income loss) .......................      133,816,800       55,440,327       (2,188,948)       7,615,561      (17,152,682)
                                                =================================================================================

 Balance Sheet Data (as of  December 31):
Identifiable assets ........................    8,597,466,150      488,070,461       71,515,137      132,258,541      321,352,725
Cash and cash equivalents ..................      878,254,850       68,014,718        8,258,687        1,944,112        5,556,620
Accounts receivable from related companies .               --          693,300        1,490,716          297,245        1,054,806
Investments in related and other companies
and goodwill, net ..........................        5,428,400       34,885,337          178,752          590,946       34,553,534
                                                ---------------------------------------------------------------------------------
    Total assets ...........................    9,481,149,400      591,663,816       81,443,292      135,090,844      362,517,685
                                                =================================================================================


                                                                   Year ended December 31, 2003
                                               ------------------------------------------------------------------------

                                               Elimination of
                                               Companies not
                                              Consolidated (2)    Other (3)(4)        Eliminations       Consolidated
                                                   ThCh$              ThCh$                ThCh$              ThCh$
                                               ------------------------------------------------------------------------
 Statement of Income Data:
Sales to unaffiliated customers ............      (393,642,638)         9,572,291                           366,313,912
Intersegment sales .........................           (23,199)            97,549           (313,238)                --
                                               ------------------------------------------------------------------------
    Total revenues .........................      (393,665,837)         9,669,840           (313,238)       366,313,912
                                               ------------------------------------------------------------------------

Cost of sales ..............................       193,934,033        (10,784,010)                         (292,153,062)
Operating income before general corporate
expenses ...................................      (199,731,804)        (1,114,170)          (313,238)        74,160,850
General corporate expenses .................       152,722,450         (9,054,607)           313,238        (61,095,210)
                                               ------------------------------------------------------------------------
Operating income ...........................       (47,009,354)       (10,482,015)           313,238         13,065,640
Interest income ............................        (2,592,232)        13,733,637        (11,978,516)         3,001,628
Non-operating income .......................       (22,509,977)       120,623,802                 --        122,515,170
Interest expense ...........................         5,802,689        (29,212,582)        11,978,516        (36,072,185)
Non-operating expense ......................         6,609,790        (49,815,408)                          (68,099,778)

 Financial Services
Net interest revenue and expenses ..........      (228,019,800)                --                                    --
Provision for loan losses ..................        38,844,700                 --                                    --
Income from services, net ..................      (100,313,200)                --                                    --
Other operating income, net ................       (99,147,000)                --                                    --
Other income and expenses, net .............         6,560,400                 --                                    --
Operating expenses .........................       229,869,900                 --                                    --

Price-level restatement, net ...............         2,843,824          1,195,762                             2,948,226
Income tax .................................        19,350,952           (655,085)                           (2,632,981)
Minority interest ..........................           452,181          4,661,937                             3,911,497
                                               ------------------------------------------------------------------------
    Net income (loss) ......................      (189,257,127)        50,050,048            313,238         38,637,217
                                               ========================================================================

 Balance Sheet Data (as of  December 31):
Identifiable assets ........................    (9,085,536,611)        32,915,294                           558,041,697
Cash and cash equivalents ..................      (946,269,568)        41,956,942                            57,716,361
Accounts receivable from related companies .          (693,300)         5,168,830                             8,011,597
Investments in related and other companies
and goodwill, net ..........................       (40,313,737)       767,051,477                           802,374,709
                                               ------------------------------------------------------------------------
    Total assets ...........................   (10,072,813,216)       847,092,543                 --      1,426,144,364
                                               ========================================================================

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

                                                                          Year ended December 31, 2004
                                               ---------------------------------------------------------------------------------

                                                  Financial          Food and beverage            Telecommunication
                                                  Services                                           Telefonica      Manufacturing
                                             Banco de Chile (1)   CCU               Indalsa          del Sur           Madeco
                                                    ThCh$        ThCh$              ThCh$              ThCh$           ThCh$
                                               ---------------------------------------------------------------------------------
 Statement of Income Data:
Sales to unaffiliated customers ............              --      420,638,093        1,089,676       52,939,879      323,719,321
Intersegment sales .........................              --            8,191               --               --          315,636
                                               ---------------------------------------------------------------------------------
    Total revenues .........................              --      420,646,284        1,089,676       52,939,879      324,034,957
                                               ---------------------------------------------------------------------------------

Cost of sales ..............................              --     (202,622,248)              --      (26,263,612)    (276,621,429)
Operating  income before general corporate
expenses ...................................              --      218,024,036        1,089,676       26,676,267       47,413,528
General corporate expenses .................              --     (159,317,105)      (1,419,075)     (14,115,125)     (22,237,514)
                                               ---------------------------------------------------------------------------------
Operating income (loss) ....................              --       58,706,931         (329,399)      12,561,142       25,176,014
Interest income ............................              --          110,788          182,563          106,908          943,405
Non-operating income .......................              --        4,260,392        4,368,174           85,626        1,473,472
Interest expense ...........................              --       (5,929,989)        (753,968)      (2,770,582)     (11,001,511)
Non-operating expense ......................              --       (4,634,832)      (7,224,053)        (641,394)      (5,465,294)

 Financial Services
Net interest revenue and expenses ..........     336,999,100               --               --               --               --
Provision for loan losses ..................     (42,119,700)              --               --               --               --
Income from services, net ..................     118,314,700               --               --               --               --
Other operating income, net ................      14,509,500               --               --               --               --
Other income and expenses, net .............      (7,626,100)              --               --               --               --
Operating expenses .........................    (241,629,300)              --               --               --               --

Price-level restatement, net ...............      (7,465,700)          54,366          263,333         (265,039)        (250,847)
Income tax .................................     (18,353,600)      (5,898,614)        (613,445)      (2,080,869)      (1,542,246)
Minority interest ..........................          (1,100)      (1,275,176)             142         (135,146)        (820,626)
                                               ---------------------------------------------------------------------------------
    Net income (loss) ......................     152,627,800       45,393,866       (4,106,653)       6,860,646        8,512,367
                                               =================================================================================

 Balance Sheet Data (as of December 31):
Identifiable assets ........................   8,753,174,700      495,158,347       12,902,312      124,250,656      298,292,682
Cash and cash equivalents ..................     890,616,000       60,199,133        1,812,915        8,205,734       12,871,571
Accounts receivable from related companies .              --        1,353,416        6,112,023        4,816,213        1,694,434
Investments in related and other companies
and goodwill, net ..........................       5,412,000       35,529,830        4,216,036          558,115       30,051,584
                                               ---------------------------------------------------------------------------------
    Total assets ...........................   9,649,202,700      592,240,726       25,043,286      137,830,718      342,910,271
                                               =================================================================================


                                                                   Year ended December 31, 2003
                                               ---------------------------------------------------------------------

                                               Elimination of
                                               Companies not
                                              Consolidated (2)    Other (3)(4)        Eliminations       Consolidated
                                                   ThCh$              ThCh$                ThCh$              ThCh$
                                               ---------------------------------------------------------------------
 Statement of Income Data:
Sales to unaffiliated customers ............      (420,638,093)        4,762,211                --       382,511,087
Intersegment sales .........................            (8,191)          (71,738)         (243,898)               --
                                               ---------------------------------------------------------------------
    Total revenues .........................      (420,646,284)        4,690,473          (243,898)      382,511,087
                                               ---------------------------------------------------------------------

Cost of sales ..............................       202,622,248        (7,201,333)               --      (310,086,374)
Operating  income before general corporate
expenses ...................................      (218,024,036)       (2,510,860)         (243,898)       72,424,713
General corporate expenses .................       159,317,105        (7,699,976)          243,898       (45,227,792)
                                               ---------------------------------------------------------------------
Operating income (loss) ....................       (58,706,931)      (10,454,734)          243,898        27,196,921
Interest income ............................          (110,788)        9,222,453        (8,493,790)        1,961,539
Non-operating income .......................        (4,260,392)       66,848,726                --        72,775,998
Interest expense ...........................         5,929,989       (22,690,543)        8,493,790       (28,722,814)
Non-operating expense ......................         4,634,832       (27,790,123)               --       (41,120,864)

 Financial Services
Net interest revenue and expenses ..........      (336,999,100)               --                --                --
Provision for loan losses ..................        42,119,700                --                --                --
Income from services, net ..................      (118,314,700)               --                --                --
Other operating income, net ................       (14,509,500)               --                --                --
Other income and expenses, net .............         7,626,100                --                --                --
Operating expenses .........................       241,629,300                --                --                --

Price-level restatement, net ...............         7,411,334           194,409                --           (58,144)
Income tax .................................        24,252,214         2,281,081                --        (1,955,479)
Minority interest ..........................         1,276,276        (5,768,813)               --        (6,724,443)
                                               ---------------------------------------------------------------------
    Net income (loss) ......................      (198,021,666)       11,842,456           243,898        23,352,714
                                               =====================================================================

 Balance Sheet Data (as of December 31):
Identifiable assets ........................    (9,248,333,047)       31,921,576                --       467,367,226
Cash and cash equivalents ..................      (950,815,133)       19,539,377                --        42,429,597
Accounts receivable from related companies .        (1,353,416)       (2,646,267)               --         9,976,403
Investments in related and other companies
and goodwill, net ..........................       (40,941,830)      781,098,621                --       815,924,356
                                               ---------------------------------------------------------------------
    Total assets ...........................   (10,241,443,426)      829,913,307                --     1,335,697,582
                                               =====================================================================


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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 25 - Segment Reporting (continued)

Depreciation for each of the segments is as follows:

                                                        Year ended December 31,
                                               ------------------------------------------
                                                   2002           2003           2004
                                               ------------    -----------    -----------
                                                  ThCh$           ThCh$          ThCh$
Segment
Financial Services
   Banco de Chile ...........................    16,805,788     14,107,305     12,591,500
Food and Beverage
   CCU ......................................    44,534,170     41,165,102     39,448,381
   Indalsa ..................................     3,919,121      3,009,801         79,512
Telecommunications
   Telefonica del Sur .......................    10,949,697     13,014,169     13,015,692
Manufacturing
   Madeco ...................................    13,236,388     11,349,292     10,784,938
Other (1) ...................................     2,081,218      2,011,352      1,524,668
Elimination of non-consolidated companies (2)   (58,239,166)   (53,426,699)   (49,884,896)
                                                -----------    -----------    -----------
       Total depreciation ...................    33,267,216     31,230,322     27,559,795
                                                ===========    ===========    ===========

(1) Includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(2)   Includes the elimination of non-consolidated companies CCU and Banco de
      Chile.

Capital expenditures, comprised of additions to property,plant and equipment, for each of the segments were as follows:

                                                        Year ended December 31,
                                               ------------------------------------------
                                                   2002           2003           2004
                                               ------------    -----------    -----------
                                                  ThCh$           ThCh$          ThCh$
Segment:
Financial Services
   Banco de Chile ...........................    12,419,823      6,975,400     12,309,700
Food and Beverage
   CCU ......................................    20,988,181     25,392,292     31,879,907
   Indalsa ..................................     1,864,160        333,156      3,527,807
Telecommunications
   Telefonica del Sur .......................    14,839,924      7,422,225      8,888,583
Manufacturing
   Madeco ...................................     6,626,459      3,565,790      6,437,183
Other (1) ...................................        39,830      1,056,208        170,124
Elimination of non-consolidated companies (2)   (33,408,004)   (32,367,692)   (44,189,607)
                                                -----------    -----------    -----------
     Total capital expenditures .............    23,370,373     12,377,379     19,023,697
                                                ===========    ===========    ===========

(1) Includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(2)   Includes the elimination of non-consolidated companies CCU and Banco de
      Chile.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 25 - Segment Reporting (continued)

Property, plant and equipment for each of the segments were as follows:

                                                   Years ended December 31,
                                                 ---------------------------
                                                    2003            2004
                                                 -----------    ------------
                                                    ThCh$           ThCh$
Segment:
Financial Services
   Banco de Chile ...........................    130,948,800     132,670,200
Food and Beverage
   CCU ......................................    321,649,649     301,257,865
   Indalsa ..................................     37,384,250       2,742,309
Telecommunications
   Telefonica del Sur .......................    107,384,058     101,835,677
Manufacturing
   Madeco ...................................    166,828,462     150,266,924
Other (1) ...................................     22,324,829      19,500,217
Elimination of non-consolidated companies (2)   (452,598,449)   (433,928,065)
                                                ------------    ------------
     Total property, plant and equipment ....    333,921,599     274,345,127
                                                ============    ============

(1) Includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(2)   Includes the elimination of CCU and Banco de Chile.

Sales, which relate to non-Financial Service companies, detailed by major geographic areas, were as follows:

Sales (1)                                                 Years ended December 31,
                                                --------------------------------------------
                                                    2002            2003            2004
                                                   ThCh$           ThCh$            ThCh$
Chile .......................................    626,644,949     625,492,222     624,691,273
Argentina ...................................     41,641,757      56,753,185      65,721,069
Peru ........................................     26,494,582      25,417,406      40,823,629
Brazil ......................................     73,570,178      52,316,936      71,913,209
Sub-total ...................................    768,351,466     759,979,749     803,149,180
Elimination of non-consolidated companies (2)   (358,083,243)   (393,665,837)   (420,638,093)
                                                ------------    ------------    ------------
     Total ..................................    410,268,223     366,313,912     382,511,087
                                                ============    ============    ============

(1)   The table above does not include Banco de Chile.

(2)   Includes the elimination of CCU.

Note 26 - Subsequent Event

On March 7, 2005, Quinenco informed the SVS about the following:

Quinenco, through its subsidiary Inversiones Rio Azul S.A., Consorcio Financiero S.A. and Parque Arauco S.A. (the Offerors), agreed to make a public offer (the "Offer") to buy shares issued by Empresas Almacenes Paris S.A. ("Paris"), subject to the regulations in Title XXV of Law 18,045.

The purpose of the Offer is to acquire 164,000,000 shares in Paris, representing 27.3333% of the subscribed and fully paid capital of that company. Provided that the Offer is accepted, Quinenco, - through its subsidiary Inversiones Rio Azul, Consorcio Financiero S.A. and Parque Arauco S.A. will become the shareholders of 20.0816%, 20.0816% and 10%, respectively, of the subscribed and paid shares of Paris.

The Offer is subject to the condition that at least 164,000,000 shares, equivalent to 27.3333% of the subscribed and paid capital of Paris are offered for sale, in accordance with the terms of the Offer. However, if the number of shares offered for sale as of the Offer's expiration date is less than 27.3333%, the Offerors have the right to reduce the number of shares required to carry out the purchase, so that the Offer can be accepted.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 26 - Subsequent Event (continued)

The Offer price will be Ch$900 per share of Paris, payable in pesos without interest or indexation, on the second business day following the published notification of the outcome. This price represents a premium of 15.2404% over the market share price of Paris, which, by legal definition, is Ch$780.9578. The shares will be acquired on April 9, 2005.

The Offer will have a term of 30 days, commencing at 0:00 hours on March 8, 2005 and ending at 24:00 hours on April 6, 2005. The Offerors reserve the right to extend the term of the offer, in accordance with the law.

The total amount of the Offer is Ch$147,600,000,000, which will be financed using the Companies' own resources and, if necessary, funds provided by shareholders.

On March 16, 2005, Quinenco informed the SVS about the following:

Inversiones Rio Azul S.A., a subsidiary of Quinenco and Consorcio Financiero S.A. - after having recognized and analyzed the new pricing conditions offered by Cencosud S.A. in it's public offer (the "Offer") to acquire 100% of the shares of Paris, which were reported to the market on the same date - considers that the new conditions of the Offer are acceptable and beneficial to the shareholders of Paris, which is why the subsidiary has decided not to improve the terms of its competitive public offer, which was made on March 7, 2005.

On March 31, 2005, the Company and Corning reached an agreement whereby Corning sold its 50% interest in Optel Ltda. to the Company for the nominal amount of R$1, thus avoiding the liquidation of Optel Ltda. In accordance with the purchase agreement, Corning executed a binding 2-year non-competition clause not to compete in the markets where Optel Ltda. currently operates. In addition, on March 31, 2005, the Company reached an agreement with two of Optel's principal creditors to forgive US$5.3 million of US$7.3 million indebtedness, and the difference was down-paid to the creditors. Consequently, Optel Ltda. extinguished in full its outstanding debt obligation with its two principal lenders.

Management is unaware of any other significant subsequent events that have occurred after December 31, 2004, and which may affect the Company's financial position or the interpretation of these consolidated financial statements.

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted
           Accounting Principles (continued)

I. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP, are as follows:

(a) Inflation accounting

Chilean accounting principles require that financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 2 b), is based on a model which permits the calculation of net inflation gains or losses caused by the holding of monetary assets and liabilities exposed to changes in the purchasing power of the local currency by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

Although the cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2004 was approximately 6.6%, the inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions that have affected the Chilean economy in the past. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to US GAAP.

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

Beginning January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No.60 and its related amendments issued by the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as "complementary") asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary assets or liabilities are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under US GAAP, companies must account for deferred taxes in accordance with SFAS 109 Accounting for income taxes ("SFAS 109"), which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

      - A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards.

      - The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

      - The measurement of deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

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

For the years ended December 31, 2002, 2003 and 2004 the principal difference between Chilean GAAP and US GAAP relates to the amortization of the contra asset and liability recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000.

To the extent that the US GAAP adjustments generate temporary differences (i.e. that they will reverse in the future) between the tax basis and the US GAAP basis of assets and liabilities then an adjusting entry to record the appropriate deferred tax impact must be made. For the years ended December 31, 2002, 2003 and 2004, the purchase accounting adjustments, staff severance indemnities, derivatives, the impairment of property, plant and equipment, investment securities and certain adjustments relating to the restructuring provisions generated temporary differences and therefore the deferred income tax effect of such adjustments has been recorded.

The effect of differences in accounting for deferred taxes on net income and shareholders' equity is included in paragraph I (bb) below and certain disclosures required under SFAS 109 are set forth under paragraph II c) below.

(c) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company's net income less negative goodwill amortization in the parent company for each year as determined in accordance with Chilean GAAP. Since the payment of the 30% dividend out of each year's income is a legal requirement in Chile, provision has been made in the accompanying US GAAP reconciliation in I (bb) below to recognize this effect as of December 31, 2004. In addition no provision was made for the year ended December 31, 2003 as the Company paid an interim dividend greater than 30% of income as of year end. The effects of the accounting for the minimum dividend are shown in the paragraph I (bb) below.

(d) Reversal of the revaluation of property, plant and equipment

As mentioned in Note 2 i), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for each year is shown in paragraph I (bb) below as follows:

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

Under US GAAP, SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, requires that debt and equity securities be classified in accordance with the Company's intent and ability to hold the security, as follows:

      - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

      - Debt and equity securities that are bought and held by the Company, principally for the purpose of selling them in the near term, are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

      - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity net of the deferred income tax effects.

The Company held a 5.69% ownership interest in Entel at December 31, 2002, 2003 and 2004. Under Chilean GAAP, the Company has recorded its equity participation in the net income of Entel under the equity method and has recorded goodwill and negative goodwill arising from the various acquisitions of shares. Under US GAAP, these investments would be classified as available-for-sale marketable securities and held at fair value. The effect of the differences in the accounting method is included in paragraph I (bb) below as follows:

          (e-1-1) The effects of recording the investments in other companies classified as available-for-sale under US GAAP at their fair value

          (e-1-2) The reversal of the equity method participation in the net income of Entel.

          (e-1-3) The reversal of negative goodwill and accumulated amortization recorded on certain acquisitions of Entel shares.

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

Under US GAAP, based upon the criteria above, the Company's banking operations have determined that under US GAAP, their investments should be classified as "trading", "available-for-sale" and "held-to-maturity". Consequently, investments classified as permanent are considered to be "available-for-sale" and all other investments are considered to be "trading", with the exception of certain Central Bank securities and other investments, maintained by banking branches in the United States of America, some of which are classified as "held-to-maturity". The effect of eliminating the market value adjustment for the held to maturity securities is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (bb) above.

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

For US GAAP purposes, the severance indemnities described above are determined based on the vested benefits to which the employees are entitled if they separate immediately (settlement basis) in accordance with Emerging Issue Task Force ("EITF") 88-1 Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan. The effect of differences in the accounting for employee severance indemnities is included in paragraph I (bb) below as follows:

          (f-1) The effect of recognizing the short-term portion of the additional liability.
          (f-2) The effect of recognizing the long-term portion of the additional liability.

(g) Deficit during development stage

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor's proportional share of the subsidiary's results of operations are taken to a reserve which forms part of the investor's shareholders' equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations charged directly to income. The effect of differences in accounting methods is included in paragraph I (bb) below.

(h) Advertising costs

During 1998, Indalsa (formerly Empresa Lucchetti) capitalized corporate image advertising costs incurred in connection with obtaining a municipal license for the construction of its plant in Lima, Peru. During 1999, Indalsa started amortizing the capitalized advertising costs. For US GAAP purposes, those costs cannot be capitalized and were charged to income. In the year ended December 31, 2002, under Chilean GAAP, all such costs were written-off as part of the provision for the closure of the plant in Peru and subsequently, there is no longer a difference in shareholders' equity between Chilean GAAP and US GAAP as of December 31, 2003 and 2004. The adjustment to reverse the write-down of previously capitalized costs taken in the year ended December 31, 2002 under Chilean GAAP has been included within discontinued operations, included in paragraph I (bb) below.

(i) Restructuring costs

During 1999, the Company began restructuring a portion of its operations. As part of this process, certain operating plants were either closed or transferred and merged with other plants. At December 31, 1999, some steps related to this process were not complete and accordingly, the Company recorded provisions for the estimated costs to completion. The estimated costs related to employee benefits, such as staff severance indemnities and termination benefits, and costs associated with the relocation of plant facilities. During 2000 and 2001, other subsidiaries of the Company also implemented restructuring plans.

The recognition of liabilities related to a restructuring process under US GAAP is prescribed by SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities", effective for disposal activities after December 31, 2002, and EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), applicable prior to the application of SFAS 146. In order to recognize a liability for employee termination benefits and other restructuring costs under both EITF 94-3 and SFAS 146, prior to the date of the financial statements, certain specific conditions must be met or exist.

At December 31, 2002, 2003 and 2004, some of the required conditions had not been met or did not exist with respect to the restructuring process of the Company and certain of its subsidiaries; therefore, an adjustment to reverse a portion of the restructuring provisions was included in the reconciliation to US GAAP in each of those years. The adjustment to reverse the restructuring provisions in each of the three years ended December 31, 2004 is included in paragraph I (bb) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(j) Goodwill

Under Chilean GAAP, prior to the implementation of BT 72, which is mandatory for periods beginning after December 31, 2003, the excess of cost over the net book value of a purchased company was recorded as goodwill and amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquiring company generates sufficient income to absorb the additional amortization in any given year.

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

Under Chilean GAAP, goodwill is amortized over the estimated period of return of the investment made, which may not exceed 20 years. Impairment tests are only performed if there is evidence of impairment.

On 2003, the Company performed its annual impairment test under SFAS 142, as a result of that test, the Company booked an amount of ThCh$6,086,450 as of December 31, 2003, related to goodwill impairment in its subsidiary Madeco, specifically related to its Ficap plant in Brazil. In 2004 the impairment test did not result in any write off.

Additionally, in July and October 2004, the Company's subsidiary Madeco increased its capital as part of its financial restructuring plan. The Company, however, did not participate in these capital increases, which resulted in a decline of Quinenco's interest held in Madeco from 55.22% to 51.23%, as of December 31, 2003 and 2004, respectively. The non-concurrence to the July 2004 increase generated a gain which under Chilean GAAP was offset by an extraordinary amortization of goodwill. As indicated above, under Chilean GAAP this extraordinary amortization is accepted, however for US GAAP needs to be reversed.

The effect of differences in accounting methods for goodwill is included in paragraph I (bb) below.

(k) Negative goodwill

Under Chilean GAAP, prior to the implementation of BT 72, negative goodwill was calculated as the excess of the net book value over the purchase price of companies acquired. Negative goodwill is capitalized as a credit to the balance sheet and amortized over a period not exceeding 20 years.

Under US GAAP, prior to the adoption of SFAS 142, negative goodwill was considered as a reduction of the long-term non-monetary assets (excluding long-term investments in marketable securities) of the acquired company, and if a credit remained after reducing those assets to zero, negative goodwill was recorded on the balance sheet and amortized over the period of expected benefit. However, in the period of adoption, SFAS 142 requires that unamortized negative goodwill be written off and the resulting gain be recognized as an effect of a change in accounting principle. Quinenco adopted SFAS 142 in 2002. The effect of writing-off negative goodwill not allocated to non-monetary assets as recorded under US GAAP in 2002 and the subsequent reversal of negative goodwill amortization recorded under Chilean GAAP in 2004 is set-forth in paragraph I
(bb) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

Additionally, during 2003, Madeco completed a capital increase in several stages as part of its financial restructuring. Quinenco subscribed to the first stage of the capital increase in March, however did not subscribe to the second and third share issues in June and August. Under Chilean GAAP Quinenco treated the capital increase as three separate transactions as described below:

      - In March 2003, Quinenco recognized negative goodwill arising from the increase in its participation in Madeco from 53.41% to 84.30%.

      - In June and August 2003, Quinenco recognized non-operating losses corresponding to the dilution in its participation in Madeco from 84.30% to 55.22% and at the same time accelerated the amortization of negative goodwill in an equal proportion to the loss. In overall terms, there was no net effect on income.

      - The remaining negative goodwill balance was amortized on a straight line basis over 20 years.

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

Additionally, in July and October 2004, the Company's subsidiary Madeco increased its capital as part of its financial restructuring plan. The Company, however, did not participate in these capital increases, which resulted in a decline of Quinenco's interest held in Madeco from 55.22% to 51.23%, as of December 31, 2003 and 2004, respectively. The non-concurrence to the October 2004 increase generated a loss which under Chilean GAAP was offset by an extraordinary amortization of negative goodwill. As indicated above, under Chilean GAAP this extraordinary amortization is accepted, however for US GAAP this needs to be reversed.

The effects of the US GAAP adjustments related to negative goodwill are included in paragraph I (bb) below as follows:

          (k-1) The write-off of negative goodwill as a cumulative change in accounting principle.

          (k-2) The reversal of negative goodwill amortization on negative goodwill already written off under US GAAP.

          (k-3) The allocation of negative goodwill to the property, plant and equipment in Madeco

          (k-4) The depreciation of long-term non-monetary assets in Madeco.

(k-1) Result from non-concurrence in subsidiary's capital increase

On July and October 2004, the Company's subsidiary Madeco increased its capital as part of its financial restructuring plan. The Company, however, did not participate in these capital increases, which resulted in a decline of Quinenco's interest held in Madeco from 55.22% to 51.23%, as of December 31, 2003 and 2004, respectively, and recording of a net loss during 2004. This net loss was calculated using the company shareholder equity determined under Chilean GAAP. For US GAAP purpose the Company shareholders equity determined under US GAAP has to be used in this calculation

The effect of the differences in the basis of calculation is included in paragraph I (bb) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(l) Revenue recognition

Under Chilean GAAP revenue is recognized at the time that goods are shipped. Revenue, which the Company has billed and collected in advance, is deferred until the related goods are shipped. Under US GAAP and in accordance with SEC Staff Accounting Bulletin ("SAB") 104, revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, the seller's price is fixed or determinable, collectibility is reasonably assured and delivery has occurred. Delivery is considered to have occurred when the customer has taken title and the customer assumes risks and rewards of ownership of the products. The Company's subsidiary, Madeco, recorded revenue on certain export sales, whose terms are CIF, for which delivery had not occurred under US GAAP, in 2002. Following the issuance of BT 71 this US GAAP difference reversed in 2003 and the US GAAP adjustment to shareholders' equity as of December 31, 2004 is zero.

The effect of the differences in the accounting method is included in paragraph I (bb) below.

(m) Executive incentive plan

During 2000, Quinenco established an executive incentive plan for eligible employees. Under the plan, Quinenco granted a loan to employees to acquire shares of the Company's stock and the stock of some of its subsidiaries at fair market value. Under both Chilean and US GAAP, the aggregate loan was deducted from equity. However, under US GAAP, the dividends paid to employees under the plan should be treated as compensation cost and the monetary correction should be credited to paid-in capital. The effect of the differences in accounting for executive incentive plans is included in paragraph I (bb) below.

(n) Effects of US GAAP adjustments in equity investees

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

Under US GAAP, in accordance with Accounting Principles Board Opinion ("APB") 18, the Equity Method for accounting for Investments in Common Stock, the carrying amount of an investment accounted for under the equity method is initially recorded at cost and shown as a single amount in the balance sheet of the investor. It is adjusted to recognize the investor's share of the earnings or losses of the investee determined under US GAAP subsequent to the date of investment. The investment reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate intercompany gains and losses and to account for the differences, if any, between the investor's cost and the underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect the investor's share of changes in the investee capital accounts.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The differences between recognizing the investor's share of the earnings of investees under Chilean GAAP and under US GAAP for the Company's investments in CCU, in which the Company had a 30.81% economic interest at December 31, 2004 is included in paragraph I (bb) below. The significant differences between Chilean and US GAAP relate to the following:

      (n-1)  Revaluations of property, plant and equipment
      (n-2)  Inventory valuation
      (n-3)  Fixed assets held for sale
      (n-4)  Deferred income taxes
      (n-5)  Investment securities
      (n-6)  Goodwill
      (n-7)  Minimum dividend
      (n-8)  Trademarks
      (n-9)  Staff severance indemnities
      (n-10) Capitalization of interest
      (n-11) Comprehensive income
      (n-12) Investment in Vina Dassault San Pedro S.A.

(o) Impairment of fixed assets in Madeco

For the year ended December 31, 2001, Madeco recorded a provision for impairment related to property, plant and equipment to be held and used in Argentina. Under Chilean GAAP during the year ended December 31, 2002, Madeco reassessed this impairment provision based on an improvement in the economic situation in Argentina and reversed ThCh$6,861,108 related to this provision. Under US GAAP, SFAS 144 does not allow the reversal of impairment losses for such assets. Therefore, the income relating to the release of the provision has been included in the reconciliation to US GAAP for the year ended December 31, 2002 in paragraph I (bb) below. In the years ended December 31, 2003 and 2004, the Company has reversed the depreciation of the incremental value of these fixed assets as they are recorded under Chilean GAAP.

(p) Derivatives

(p-1)  Accounting under SFAS 133

The Company engages in derivative activity for hedging purposes. These derivatives are considered accounting hedges under Chilean GAAP. Under Chilean GAAP the accounting treatment of hedging activity is similar to the accounting treatment of fair value hedges and cash flow hedges under SFAS 133 Accounting for Derivative Instruments and Hedging Activities. The documentation and hedge effectiveness requirements under Chilean GAAP though are not as burdensome as under SFAS 133. Under SFAS 133 to qualify for hedge accounting strict requirements need to be met, including hedge documentation and effectiveness tests. The Company does not have the documentation and hedge effectiveness requirements to qualify for hedge accounting. Therefore, all derivative instruments have been accounted at fair value with changes in fair value recognized in earnings for US GAAP purposes.

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

SFAS 133 also requires that certain embedded derivatives be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivative instruments. Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements under Chilean GAAP.

The effects of the adjustment with respect to derivatives for the years ended December 31, 2002, 2003 and 2004 is included in the net income and shareholders' equity reconciliation to US GAAP under paragraph I (bb) below.

(p-2) Non-Financial Services

In its non-financial services operations, the Company maintains forward foreign exchange contracts and foreign exchange swap contracts to cover the risks of fluctuation in foreign exchange between the US dollar and the Chilean peso and the US dollar and the Brazilian real.

Under Chilean GAAP, these foreign forward exchange contracts and swaps exchange rate contracts have been recorded on the balance sheet using an estimate of forward exchange rates as of the balance sheet date, with gains and losses included in earnings as Other non-operating income and expense. The initial discount or premium is amortized over the life of the contract as interest expense.

(p-2) Non-Financial Services (continued)

Under US GAAP, contracts that are designated by the management as hedges of future cash flow or forecasted transactions in Chilean GAAP do not meet the conditions to be considered as true accounting hedges. For the years ended December 31, 2002, 2003 and 2004 such contracts were valued in accordance with SFAS 133 as described above.

(p-3) Financial Services

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

The Company's banking operations enter into derivative transactions for their own account and to meet customers' risk management needs. Generally, the Company's banking operations enter into forward contracts in US dollars against the Chilean peso or the UF, however, occasionally, forward contracts are also made in other currencies, but only when the Company's banking operations act as intermediary. During the years ended December 31, 2003 and 2004, the Company's banking operations entered into interest rate and foreign currency swap agreements as a means of hedging their short-term deposits against long-term loans.

Under Chilean GAAP, the accounting for derivative transactions in the Company's banking operations is established by the SBIF. The Company's banking operations account for forward contracts between foreign currencies and US dollars at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the US dollar and the Chilean peso for the UF are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria. Under Chilean GAAP the Company's banking operations generally record differences between interest income and interest expense on interest rate swap transactions in net income in the period that such differences originate. Such contracts were recorded in accordance with SFAS 133 as described above.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

While the Company's banking operations use derivatives for the purpose of mitigating their global interest and foreign currency risks, these operations do not meet the requirements to qualify for hedge accounting under US GAAP. Therefore changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

The effects of the adjustments with respect to foreign exchange and interest rate swap transaction contracts on the income and net equity of the Company are included in paragraph I (bb) below.

(q) Fair value of Financial Service assets and liabilities acquired in business combinations

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

Two significant business combinations have taken place, which affect these financial statements; on March 27, 2001 Quinenco purchased a controlling stake in Banco de Chile and on January 1, 2002, Banco de Chile merged with Banco Edwards. Under the accounting treatment that is applicable under US GAAP for the merger of the two banks, to the extent that Banco de Chile shares or cash (in the case of fractional shares) were exchanged for Banco Edwards shares held by parties other than LQIF a wholly owned subsidiary of Quinenco, purchase accounting has been used to record the transaction. As a result and due to the fact that Quinenco consolidates with Banco de Chile, the adjustment to fair value of the assets and liabilities of Banco Edwards of that portion not held by LQIF, at the time of the merger has been included in the reconciliation to US GAAP, net of amortization and depreciation where applicable.

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

(q-1) Core deposits, brand and other intangibles

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the value of its long-term customer relationships (core deposit intangibles) in estimating the fair value of its deposits. In addition, independent valuations were carried out to assess the value of the brand names and other intangible assets. The effect of recording such assets at their fair value and their subsequent amortization is recorded in paragraph I (bb) below as follows:

    (q-1-1) The effect of recording the initial fair value of core deposits, brand and other intangibles.
    (q-1-2) The effect of recording their subsequent amortization.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(q-2) Fair value of bank premises and equipment

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the fair value of the Banks' tangible assets such as the Head Office and other owned branches. The effect of recording such assets at their fair value and their subsequent amortization is recorded in paragraph I (bb) below as follows:

    (q-2-1) The effect of recording the initial fair value of bank premises and equipment.
    (q-2-2) The effect of recording their subsequent amortization.

(q-3) Fair value of loans

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the fair value of the Company's banking operations' loan portfolios based on future cash flows and using market based discount rates. The effect of recording the loan portfolio at fair value and their subsequent amortization is recorded in paragraph I (bb) below.

(q-4) Fair value of subordinated debt obligation

In determining the fair value of the assets and liabilities of Banco de Chile the Company has considered the fair value of the subordinated debt arising from the economic crisis in 1982-1983. At that time Banco de Chile sold certain of its non-performing loans to the Chilean Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt of each participating bank issued in favor of the Central Bank. In 1996, a reorganization took place by which Banco de Chile was converted to a holding company named SM Chile that in turn organized a new wholly-owned banking subsidiary named Banco de Chile to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. SM Chile then created a second wholly owned subsidiary, SAOS, that pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank which replaced the Central Bank subordinated debt in its entirety.

Under Chilean GAAP, as explained in Note 2 a), the Company is not required to record Banco de Chile's subordinated debt obligation on its books and as a result it was not considered in the determination of goodwill under Chilean GAAP. Under US GAAP, the Company records the subordinated debt obligation at fair value in connection with the purchase accounting for the acquisition of the bank. As described in paragraph (cc), interest repayments are recorded using an effective rate of 6.37%. The effect of recording the subordinated debt at fair value is recorded in paragraph I (bb) below.

(q-5) Fair value of other financial assets and liabilities

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the value of its other financial assets and liabilities such as financial investments, mortgage finance bonds and deposits. The effect of recording such assets and liabilities and their subsequent adjustment to interest yield is recorded in paragraph I (bb) below as follows:

    (q-5-1) The effect of recording other interest bearing liabilities at fair value.
    (q-5-2) The effect of recording other liabilities at fair value.
    (q-5-3) The effect of recording other assets at fair value.
    (q-5-4) The effect of recording deposits at fair value.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(r) Loan origination fees and costs

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

Under SFAS 91, "Accounting for Nonrefundable Fees and Costs Associated with Origination of Acquiring Loans and Initial Direct Costs of Leases", loan origination fees and certain direct loan origination costs should be recognized over the term of the related loan as an adjustment to yield. As of December 31, 2002, the accounting treatment applied under Chilean GAAP is considered similar to US GAAP and therefore this difference has reversed. The effect of accounting for net loan origination fees in accordance with US GAAP is included in the reconciliation of consolidated net income in paragraph I (bb) below.

(s) Investments in other companies

Banco de Chile participates in shared service companies with other banks in the Chilean financial system, through equity investments each of which represents an ownership interest of less than 20% in a particular company. Under Chilean GAAP, these investments have been accounted for under the equity method. As these investments are long-term in nature and are not traded, under US GAAP these investments would generally be accounted for at cost less any non-temporary impairment in value. The effect of recording these assets in accordance with US GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (bb) below.

(t) Assets received in lieu of payment

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

Under US GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. The effect of recording these assets in accordance with US GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (bb) below.

(u) Mortgage finance bonds

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The effects of this difference between Chilean and US GAAP have been included in the reconciliation to US GAAP in paragraph I (bb) below.

(v) Allowance for loan losses

The following note relates to the Company's banking operations and amounts stated are rounded to millions of Chilean pesos.

      1) Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the Superintendency of Banks. Under US GAAP allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The Company's banking operations have estimated their required reserve under US GAAP in the following manner:

- Allowances for commercial loans and leasing operations classified in loan risk category A1, A2, A3 and B (A and B under regulations in effect until January 1, 2004), which were not considered impaired under SFAS 114, Accounting by Creditors for Impairment of a Loan, were analyzed and adjusted, if necessary, to reflect the estimated losses not identified based on individual credit analysis. The estimations were performed using historical loan data, in order to estimate the inherent losses in the Company's banking operations' loan portfolio, using patterns and trends based upon historical changes in loan classifications ("migration analysis").

- In addition, specific allowances were determined for loans on the following basis:

      i) Commercial loans and leasing operations greater than UF5,000 (approximately MCh$87), which were considered impaired in accordance with the criteria established by SFAS 114, were valued at the present value of the expected future cash flows discounted at the loan's effective contractual interest rate, or at market rates in the case of those loans that were considered to be collateral dependent.

      ii) Allowances for commercial loans and leasing operations which were under UF5,000 (approximately MCh$87) (i.e. those loans which were not considered in the above SFAS 114 analysis), were calculated using the weighted average loan provision, by loan classification, as determined in i).

      iii) Allowance for loan losses for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral.

Based on the preceding estimation process the Company's banking operations computed their allowance for loan losses under US GAAP, and compared this estimate with the reported allowance determined in accordance with the guidelines established by the Superintendency of Banks. The additional loan loss allowance (voluntary allowances under previous regulations) was deducted from the reserve requirements under US GAAP to arrive at a cumulative US GAAP adjustment, as follows:

                                                                      As of December 31,
                                                                     --------------------
                                                                       2003        2004
                                                                       MCh$        MCh$
US GAAP loan loss reserve ........................................    154,242     115,789
Less: Chilean GAAP loan loss allowance as required by the SBIF (1)   (162,867)   (134,030)
      Chilean GAAP voluntary loan loss allowance .................    (21,071)         --
      Chilean GAAP additional loan loss allowance ................         --     (19,712)
                                                                     --------------------
          US GAAP adjustment .....................................    (29,696)    (37,953)
                                                                     ====================

_______________
(1) A reclassification of MCh$(63) was made to the 2003 Chilean GAAP amounts in order to conform with the 2004 presentation.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Allowance for loan losses (continued)

The effects of adopting SFAS 114 are included in the reconciliation included in paragraph (bb) below.

      2)  Recognition of income

As of December 31, 2002, 2003 and 2004 the recorded investment in loans for which impairment had been recognized in accordance with SFAS 114 totaled MCh$426,551, MCh$331,087 and MCh$400,288, respectively, with a corresponding valuation allowance of MCh$165,635 MCh$125,431 and MCh$94,376, respectively. For the years ended December 31, 2002, 2003 and 2004 the average recorded investment in impaired loans was MCh$407,725, MCh$350,523 and MCh$457,244 respectively. For the year ended December 31, 2004, the Company's banking operations recognized interest on impaired loans of MCh$26,262. Comparative information for the year ended December 31, 2002 and 2003 are not available. The Company's banking operations recognize interest on impaired loans on an accrual basis, except for past due loans for which the Company's banking operations recognize interest on a cash basis, as described in paragraph (h) above. As of December 31, 2003 and 2004, the Company's banking operations had made provisions against all loans which it considered to be impaired.

      3)  Loan loss recoveries

Under US GAAP recoveries of loans previously charged-off are added to the allowance when received; under Chilean GAAP such recoveries are recognized as other income.

The following presents an analysis under US GAAP of the changes in the allowance for loan losses during the periods presented.

                                                                           2002        2003        2004
                                                                           MCh$        MCh$        MCh$
Allowance for loan losses in accordance with US GAAP, as of January 1,    200,255     201,474     154,242
Price-level restatement (1) ..........................................     (6,660)     (2,817)     (4,608)
Charge-offs ..........................................................   (114,856)    (98,535)    (99,100)
Loan loss recoveries .................................................     12,334      26,026      33,736
Allowances for loan losses established ...............................    135,747      29,585      33,076
Allowances for loan losses released ..................................    (25,346)     (1,491)     (1,557)
                                                                         --------------------------------
   Balances as of December 31, .......................................    201,474     154,242     115,789
                                                                         ================================

______________
(1) Reflects the effect of inflation and exchange rate changes of branches abroad on the allowance for loan losses under Chilean GAAP at the beginning of each period, adjusted to constant pesos of December 31, 2004.

      4) Charge-offs

Under Chilean GAAP the Company's banking operations charge-off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

     - 24 months after a loan is past due (3 months after past due for consumer loans) for loans without collateral;
     - 36 months after a loan is past due for loans with collateral.

Under US GAAP, loans should be written-off in the period that they are deemed uncollectible. The Company's banking operations believe that the charge-off policies it applies in accordance with Chilean GAAP are substantially the same as those required under US GAAP, and therefore that differences are not significant to the presentation of its financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (expressed in constant Chilean pesos of
                   December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Gain from exchange of shares in merger

Banco de Chile and Banco Edwards merged effective January 1, 2002 by way of a share exchange. As a result of this transaction, the Company's participation in the carrying values of the banks changed. To the extent that there was a dilution of the Company's participation in the banks, as a result of the issuance of shares by Banco de Chile, a gain was recorded under US GAAP equivalent to the proportionate share of the banks' equity immediately before and immediately after the transaction. No such gain was recorded under Chilean GAAP. The effect of recording the gain has been included in paragraph I (bb) below.

(x) Minority interest

The effects on the minority interest of the US GAAP adjustments in subsidiaries that are not wholly-owned by the Company have been reflected in Minority interest and are included in paragraph I (bb) below.

(y) Interest on Subordinated Debt

Through acquisitions the Company has assumed a portion of the subordinated debt obligation owed to the Chilean Central Bank by the predecessor company of Banco de Chile relating to the economic crisis in Chile during 1982 - 1983. The Company's indirect subsidiary Sociedad Administradora de la Obligacion Subordinada S.A., or SAOS, is solely responsible for this Central Bank indebtedness and there is no recourse to either the Company's banking operations or its immediate parent company SM Chile. The Central Bank indebtedness has a term of 40 years providing for equal annual installments and a pledge of certain Banco de Chile shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF.

In exchange for originally assuming the Central Bank indebtedness, SAOS received shares of Banco de Chile, which serve as collateral for the Central Bank indebtedness. Dividends received from Banco de Chile are the sole source of SAOS's revenue, which it must apply to repay the Central Bank indebtedness. However, under SAOS's agreement with the Central Bank regarding SAOS's Central Bank indebtedness, Banco de Chile has no obligation to distribute dividends to shareholders. To the extent dividend revenues are not sufficient to pay the amount due on any installment; SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. In the event the cumulative deficit balance exceeds an amount equal to 20% of the total capital of Banco de Chile, SAOS would be required by the Central Bank to sell a sufficient number of shares of the stock owned by SAOS to pay the entire deficit amount accumulated.

Under Chilean GAAP, the charge made against income is limited to the amount of dividends that will be paid by Banco de Chile the following April without consideration as to whether such amount represents sufficient to cover the installment due, capital or interest repayments. Any capital and interest payments are charged to the income statement of SM Chile. Instead dividends and consequently the subordinated debt provision are recorded based on the net income of the operations of Banco de Chile.

Under US GAAP, long-term liabilities meeting the definition described in Concepts Statement 6, including the subordinated debt obligation, must be recorded on the balance sheet and accrue interest. To the extent that the subordinated debt obligation was assumed as part of the consideration paid for the acquisition of the Bank based on fair values, the resulting discount on the liability should be reported in the balance sheet as a direct deduction from the face amount of the obligation. Under US GAAP any repayments of principal serve to reduce the liability and are not be included in net income for the period, while interest repayments are recorded based on the effective interest rate at the date of acquisition.

The effects of accounting for interest expense on the subordinated debt obligation under US GAAP is shown in paragraph I (bb) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(z) Elimination of discontinued operations

As of December 31, 2003 and 2004, the Company considered its operations in Luchetti Chile and Lucchetti Peru as discontinued according to the following:

Lucchetti Chile

As of December 31, 2003 the Company was in negotiations with a third party to sell its subsidiary in the food and beverage operating segment, Lucchetti Chile. As of that date, the group of assets to be disposed of was considered as discontinued, as the following conditions had been met in accordance with SFAS 144 Accounting for the Impairment or Disposal of Long Lived Assets.

      - Management had the authority to approve the disposal and was committed to the plan to carry out the disposal of its Chilean operations;

      - The operations were available for immediate sale in their present condition subject only to terms that are usual and customary for such sales;

      - A buyer had been identified and other actions required to complete the plan to sell the operations had been initiated;

      -     The sale of the operations has subsequently been completed;

      - The sale of the operations was at a price that is reasonable in relation to its fair value.

Accordingly, Lucchetti Chile has been considered as "discontinued" and an assessment was made of the difference between the purchase price and the book value of the subsidiary. Under Chilean GAAP, as the purchase price was higher than the carrying value, no provision has been made, as of December 31, 2003, for the difference between the final purchase price and the book value at the date of the sale. Under US GAAP, no adjustment has been made to reduce the subsidiary to its fair value less selling costs.

Lucchetti Chile was sold in March 2004.

Lucchetti Peru

As of December 31, 2003 the Company had been forced to abandon the operations of its overseas subsidiary Lucchetti Peru due to the government action described in
Note 20 b). Accordingly, Lucchetti Peru has been considered as abandoned and therefore disclosed as discontinued operartions as of December 31, 2003 and 2004, respectively. As of December 31, 2002 Lucchetti Chile had not taken a decision to abandon these operations and therefore they were not considered as discontinued as of this date.

The relevant disclosures relating to such operations for both current and prior periods have been included in paragraph II (j) below. The effect of restating discontinued operations is included in the net income reconciliation to US GAAP under paragraph I (bb) below.

(aa) Recoverable taxes in Madeco

Under Chilean GAAP as of December 31, 2003, Madeco accrued 100% of the recoverable tax asset it had recorded arising from an income tax refund application made to the Chilean Internal Revenue Service ("IRS"). The tax refund was under review by the IRS and as of the date of issue of the Chilean GAAP financial statements, its recoverability was uncertain.

In June 2004, the IRS authorized the partial payment of the tax refund and accordingly this portion of the provision has been reversed.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(bb) Effects of conforming to US GAAP

The adjustments to reported net income required to conform with US GAAP are as follows (parenthetical references are to Note 27 part I):

                                                                                         Year ended December 31,
                                                                            ----------------------------------------------
                                                                                 2002            2003            2004
                                                                            -------------   -------------   --------------
                                                                                 ThCh$           ThCh$           ThCh$
Net income (loss) as shown in the Chilean GAAP financial statements .         (78,140,889)     38,637,217       23,352,714

NON-FINANCIAL SERVICES
  Deferred income taxes (paragraph b) ...............................          (3,195,787)      1,535,997       (2,207,108)
  Reversal of depreciation of the revaluation of property, plant and
     equipment (paragraph d).........................................             206,071       9,204,871          (87,769)
  Reversal of effects for investment in Entel (paragraph e-1-2) .....             164,150      (3,583,241)      (1,684,940)
  Employee severance indemnities (paragraph f) ......................           2,285,829      (1,390,194)        (607,033)
  Deficit during development stage (paragraph g) ....................          (1,431,190)       (283,375)        (780,742)
  Advertising costs (paragraph h) ...................................             537,471              --               --
  Restructuring costs (paragraph i) .................................          (2,452,466)       (109,263)         (43,957)
  Goodwill (paragraph j)
     Impairment of goodwill..........................................                  --      (6,086,450)              --
     Reversal of goodwill amortization ..............................           2,836,414       2,239,775        2,207,383
  Negative goodwill (paragraph k)  ..................................                  --      (2,257,761)      (1,777,968)
  Reversal of revenue recognition (paragraph l) .....................            (666,184)        748,243               --
  Executive incentive plan (paragraph m) ............................             (34,347)        (42,595)         (31,598)
  Net effects of US GAAP adjustments in equity investees
      (paragraph n) .................................................            (868,565)        353,819              473
  Impairment of fixed assets in Madeco (paragraph o) ................          (6,929,720)        757,048          728,139
  Derivatives (paragraph p-1, p-2) ..................................             426,572         163,586               --
  Elimination of discontinued operations (paragraph z) ..............          36,103,257       2,099,419       (4,069,786)
  Allowance for recoverable taxes in Madeco (paragraph aa) ..........                  --       1,557,379       (1,557,379)
  Result from non-concurrence in subsidiary's capital increase
     (paragraph k-1) ................................................                  --              --          509,096

FINANCIAL SERVICES
  Deferred income taxes (paragraph b) ...............................           8,105,305      (2,128,212)      (6,915,831)
  Investment securities (paragraph e-2)..............................          (7,559,396)         10,250            4,000
  Employee severance indemnities (paragraph f).......................           4,608,933         125,050          192,000
  Goodwill (paragraph j) ............................................          18,313,929      18,200,902       18,337,768
  Derivatives (paragraph p-1, p-3) ..................................           8,865,881       3,515,413       (1,201,000)
  Core deposits, brand and other intangibles (paragraph q-1) ........         (21,316,508)    (17,984,521)     (15,913,507)
  Fair value of bank premises and equipment (paragraph q-2) .........            (237,590)       (236,747)        (235,650)
  Fair value of loans (paragraph q-3) ...............................          10,381,684        (143,308)        (702,318)
  Fair value of other financial assets and liabilities (paragraph q-5)        (15,527,942)      4,327,761        4,306,161
  Loan origination fees and costs (paragraph r) .....................          (1,051,814)       (478,338)              --
  Investments in other companies (paragraph s) ......................            (329,209)        100,450           25,000
  Assets received in lieu of payment (paragraph t) ..................          (1,782,701)        390,525        1,023,000
  Mortgage finance bonds (paragraph u) ..............................          (1,833,426)      1,964,584               --
  Allowance for loan losses (paragraph v) ...........................         (18,490,600)      7,491,725        8,257,000
  Gain from exchange of shares in merger (paragraph w)  .............              98,484              --               --
  Fair value amortization and interest on subordinated debt
      (paragraph y, q-4) ............................................         (13,671,392)     19,659,569       28,747,918
  Net effects of US GAAP adjustments on minority interest (paragraph x)        27,035,043     (15,260,285)     (14,572,643)
                                                                            -------------   -------------   --------------
  Income (loss) from continuing operations in accordance with
     US GAAP before cumulative effect of change in accounting
     principle and discontinued operations ..........................         (55,550,703)     63,099,293       35,301,423
                                                                            =============   =============   ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(bb) Effects of conforming to US GAAP, continued

                                                                                2002             2003            2004
                                                                            -------------   -------------   --------------
                                                                               ThCh$           ThCh$             ThCh$
Net income (loss) from continuing operations under US GAAP before cumulative effect of change in accounting principle and
   discontinued operations...........................................         (55,550,703)     63,099,293       35,301,423
Cumulative effect of change in accounting principle, net of taxes ...           6,118,069              --               --
                                                                            -------------   -------------   --------------

Net income (loss) from continuing operations under US GAAP...........         (49,432,634)     63,099,293       35,301,423
(Loss) income from discontinued operations, net of taxes and minority
   interest..........................................................         (35,734,167)     (2,607,192)       3,377,922
                                                                            -------------   -------------   --------------
Net income (loss) under US GAAP......................................         (85,166,801)     60,492,101       38,679,345
Other comprehensive income, net of tax:

Foreign currency translation adjustment..............................          11,246,696     (27,220,392)      (6,507,665)
Net unrealized (losses) gains on securities, net of tax (paragraph e)          (5,398,754)      3,295,933       19,692,650
                                                                            -------------   -------------   --------------
Other comprehensive income...........................................           5,847,942     (23,924,459)      13,184,985
                                                                            -------------   -------------   --------------
Comprehensive (loss) income under US GAAP............................         (79,318,859)     36,567,642       51,864,330
                                                                            =============   =============   ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The adjustments required to conform net equity amounts to US GAAP are as follows:

                                                                                                  As of December 31,
                                                                                         ---------------------------------
                                                                                               2003              2004
                                                                                         ----------------   --------------
                                                                                              ThCh$            ThCh$
Net equity as shown in the Chilean GAAP financial statements.............                     649,872,735      635,045,100
NON-FINANCIAL SERVICES
  Deferred income taxes (paragraph b)....................................                     (11,638,576)     (18,561,937)
  Reversal of the revaluation Property, plant and Equipment (d-1)........                      (2,694,587)      (2,764,580)
     Accumulated depreciation (d-2)......................................                          78,880           61,105
  Available-for-sale securities, net of deferred income taxes
     (paragraph e-1-1) ..................................................                      50,128,249       73,801,126
  Reversal of effects for investment in Entel (paragraph e-1)
     Reversal of equity method participation in net income of Entel
       (e-1-2) ..........................................................                     (34,016,260)     (35,431,869)
     Reversal of negative goodwill, net (e-1-3)..........................                       2,408,406        2,247,759
  Minimum dividend.......................................................                              --       (6,159,167)
  Employee severance indemnities (paragraph f)
     Short-term (f-1)....................................................                      (2,130,251)      (2,470,858)
     Long-term (f-2).....................................................                      (1,666,312)      (1,932,738)
  Restructuring costs (paragraph i)......................................                       1,038,900          994,943
  Goodwill (paragraph j)
     Goodwill............................................................                      (6,086,450)      (5,574,001)
     Accumulated amortization............................................                       5,559,079        7,766,462
  Negative goodwill (paragraph k)
     Negative goodwill (k-1).............................................                       6,118,070        6,118,070
     Negative goodwill amortization (k-2)................................                        (952,042)      (1,942,990)
     Property, plant and equipment  (k-3)................................                      (1,369,439)      (3,013,084)
     Accumulated depreciation (k-4)......................................                          63,718          920,343
     Net effects of US GAAP adjustments in equity investees (paragraph n)                        (425,679)        (387,043)
  Impairment of fixed assets in Madeco (paragraph o)
     Property, plant and equipment (paragraph o) ........................                      (6,172,672)      (3,770,666)
  Allowance for recoverable taxes in Madeco (paragraph aa)...............                       1,557,379               --
  Result from non-concurrence in subsidiary's capital increase
     (paragraph k-1) ....................................................                              --          509,096

FINANCIAL SERVICES
  Deferred income taxes (paragraph b)....................................                      14,632,629        7,716,798
  Investment securities (paragraph e-2)..................................                          (4,207)           5,793
  Employee severance indemnities (paragraph f)...........................                      (3,856,589)      (3,664,589)
  Goodwill (paragraph j).................................................                     261,531,431      279,869,201
  Derivatives (paragraph p-1, p-3).......................................                       7,279,013        6,078,013
  Core deposits, brand and other intangibles (paragraph q-1).............
    Fair value of intangibles (q-1-1)....................................                     209,769,313      209,769,313
    Amortization of intangibles (q-1-2)..................................                     (53,242,607)     (69,156,114)
  Fair value of bank premises and equipment (paragraph q-2)
    Fair value of premises and equipment (q-2-1).........................                      11,440,491       11,440,491
    Amortization of fair value of premises and equipment (q-2-2).........                        (648,376)        (884,027)
  Fair value of loans (paragraph q-3)....................................                      (2,223,596)      (2,925,915)
  Fair value of subordinated debt obligation (paragraph q-4, y)
    Fair value of subordinated debt obligation (q-4-1, y) ...............                    (229,675,336)    (200,927,419)
  Fair value of other financial assets and liabilities (paragraph q-5)
    Fair value of other interest bearing liabilities (q-5-1) ............                     (38,909,000)     (34,585,000)
    Fair value of other liabilities (q-5-2) .............................                      (1,181,299)      (1,072,498)
    Fair value of other assets (q-5-3) ..................................                         641,413          539,977
    Fair value of deposits (q-5-4) ......................................                          25,205               --
  Investments in other companies (paragraph s)...........................                         515,523          540,523
  Assets received in lieu of payment (paragraph t).......................                       1,019,812        2,042,812
  Mortgage finance bonds issued by the Bank (paragraph u) ...............                              --               --
  Allowance for loan losses (paragraph v) ...............................                      29,696,751       37,953,751
  Net effects of US GAAP adjustments on minority interest (paragraph x)..                    (192,319,567)    (206,893,058)
                                                                                         ----------------   --------------
Net equity in accordance with US GAAP....................................                     664,164,152      681,303,123
                                                                                         ================   ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The changes in net shareholders' equity accounts determined under US GAAP are summarized as follows:

                                                                                                                  ThCh$
Balance as of January 1, 2002................................................................                  719,066,642
   Accrued minimum dividend at December 31, 2001.............................................                    4,961,328
   Dividends paid............................................................................                   (6,567,915)
   Executive incentive plan..................................................................                      191,751
   Other comprehensive income, net of tax:
     Net change in unrealized gains and losses on available-for-sale-securities, net
       of deferred income taxes..............................................................                   (5,398,754)
     Cumulative translation adjustment.......................................................                   11,246,696
   Net loss for the year.....................................................................                  (85,166,801)
                                                                                                            --------------
Balance as of December 31, 2002..............................................................                  638,332,947
                                                                                                            --------------
   Interim dividends paid....................................................................                  (12,405,335)
   Executive incentive plan..................................................................                    1,668,898
   Other comprehensive income, net of tax:
     Net change in unrealized gains and losses on available-for-sale-securities, net
       of deferred income taxes..............................................................                    3,295,933
     Cumulative translation adjustment.......................................................                  (27,220,392)
   Net income for the year...................................................................                   60,492,101
                                                                                                            --------------
Balance as of December 31, 2003,.............................................................                  664,164,152
                                                                                                            --------------
   Definitive dividend paid related to prior year............................................                   (6,845,785)
   Accrued minimum dividend at year end......................................................                   (6,159,167)
   Executive incentive plan..................................................................                    1,157,869
   Decrease in participation in Banco de Chile...............................................                  (22,878,276)
   Other comprehensive income, net of tax:
     Net change in unrealized gains and losses on available-for-sale-securities, net
       of deferred income taxes..............................................................                   19,692,650
     Cumulative translation adjustment.......................................................                   (6,507,665)
   Net income for the year...................................................................                   38,679,345
                                                                                                            --------------
Balance as of December 31, 2004..............................................................                  681,303,123
                                                                                                            ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II.   Additional US GAAP Disclosures

a) Consolidation of subsidiaries

As indicated in Note 2 a), banking and insurance operations are not generally consolidated with non-financial businesses in Chile primarily due to the dissimilarity of both the nature of the businesses, the related accounting policies and the fact that they do not use a classified balance sheet. The information presented below, which is presented using a US GAAP presentation and amounts determined in accordance with US GAAP, shows the consolidation of those subsidiaries which under SFAS 94, "Consolidation of All Majority-Owned Subsidiaries," the Company is required to consolidate.

The condensed consolidated balance sheet, income statement and reconciliation of cash flows set forth below consolidate those entities consolidated for Chilean GAAP purposes (see Note 2 a)) plus the following:

As of December 31, 2002, 2003 and 2004, and for the years then ended:

     - SM Chile - a 51.35% owned banking subsidiary, through which the Company owns 31.94% of Banco de Chile subsequent to the merger with Banco Edwards. Also included is the 20.22% direct interest that the Company owns in Banco de Chile subsequent to the merger with Banco Edwards.

     -    Banchile - a 66.30% owned insurance company

     - Lucchetti Peru- a 93.69% owned food manufacturing company. Under Chilean GAAP and in accordance with discussions held with the SVS, Lucchetti Peru's balance sheet was not consolidated as of December 31, 2003 and 2004, due to the closure of its plant in Lima and the ending of its operations in Peru. Under US GAAP the operations are considered as abandoned and disclosed as discontinued operations, therefore the assets and liabilities have been consolidated as of December 31, 2003 and 2004 and then re-classified as short-term in accordance with SFAS 144.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The following are balance sheets of the Company using amounts determined in accordance with US GAAP:

                                                                                     As of December 31,
                                                                            ---------------------------------
                                                                                2003               2004
                                                                            --------------     --------------

                                                                                ThCh$              ThCh$
Assets:
Non-Financial Services:
Current assets
Cash and time deposits.................................                         44,872,832         14,321,530
Marketable securities..................................                         56,458,671            652,433
Accounts and notes receivable, net.....................                         81,405,206         81,906,287
Inventories............................................                         63,758,912         72,178,216
Other current assets...................................                        115,738,707        127,124,991
                                                                            --------------     --------------
      Total current assets.............................                        362,234,328        296,183,457
                                                                            --------------     --------------

Net property, plant and equipment......................                        304,227,065        270,516,518

Other assets:
Investments in and advances to related companies.......                        103,217,596        157,965,822
Goodwill, net..........................................                         30,125,324         29,612,875
Other non-current assets...............................                         33,759,683         13,356,621
                                                                            --------------     --------------
      Total other assets...............................                        167,102,603        200,935,318
                                                                            --------------     --------------

Total non-financial services assets....................                        833,563,996        767,635,293
                                                                            --------------     --------------

Financial Services:
Cash and due from banks................................                        488,447,406        610,585,360
Investments............................................                      1,901,978,746      1,583,987,862
Loans, net.............................................                      5,854,345,471      6,240,759,621
Premises and equipment.................................                        167,705,410        170,953,490
Goodwill, net..........................................                        566,365,823        566,365,823
Other assets...........................................                        503,963,324        419,204,528
                                                                            --------------     --------------
      Total financial services assets..................                      9,482,806,180      9,591,856,684
                                                                            --------------     --------------

      Total assets.....................................                     10,316,370,176     10,359,491,977
                                                                            ==============     ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The following are balance sheets of the Company using amounts determined in accordance with US GAAP:

                                                                                 As of December 31
                                                                            ---------------------------------
                                                                                 2003               2004
                                                                            --------------     --------------

                                                                                 ThCh$                ThCh$
Liabilities and Shareholders' Equity:
Non-Financial Services:
Current liabilities
Debt payable within one year...........................                        137,892,404         90,007,474
Accounts and notes payable.............................                         26,057,184         28,232,438
Accrued and other liabilities..........................                         47,976,420         50,862,260
                                                                            --------------     --------------
      Total current liabilities........................                        211,926,008        169,102,172
                                                                            --------------     --------------

Long-term liabilities:
Long term debt.........................................                        437,285,694        392,042,672
      Other liabilities................................                         37,667,393          2,605,414
                                                                            --------------     --------------
Total long-term liabilities............................                        474,953,087        394,648,086
                                                                            --------------     --------------

      Total non-financial services liabilities.........                        686,879,095        563,750,258
                                                                            --------------     --------------

Financial Services:
Deposits...............................................                      4,976,187,375      5,475,975,341
Short-term borrowings..................................                        401,336,704        506,689,375
Investments sold under agreements to repurchase........                        437,409,521        349,086,000
Other liabilities......................................                        452,706,167        404,278,798
Long-term debt.........................................                      2,489,916,091      2,045,727,318
                                                                            --------------     --------------
         Total financial services liabilities..........                      8,757,555,858      8,781,756,832
                                                                            --------------     --------------

Minority interest......................................                        207,771,071        332,681,764

Shareholders' equity...................................                        664,164,152        681,303,123

      Total liabilities and shareholders' equity.......                     10,316,370,176     10,359,491,977
                                                                            ==============     ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

                                                                                              Year ended December 31
                                                                            ---------------------------------------------------
                                                                                 2002               2003              2004
                                                                            --------------     --------------     -------------

                                                                               ThCh$              ThCh$               ThCh$
Non-Financial Services
Operating results:
Net sales....................................................                  322,849,609        306,469,018       382,502,455
Cost of sales................................................                 (251,205,732)      (245,402,160)     (311,241,171)
Administrative and selling expenses..........................                  (96,761,515)       (65,595,651)      (45,866,423)
                                                                            --------------     --------------     -------------
     Operating income........................................                  (25,117,638)        (4,528,793)       25,394,861
                                                                            --------------     --------------     -------------

Non-Operating results:
Interest income..............................................                    3,658,195          2,969,772         2,259,170
Non-operating income.........................................                   13,440,651         55,198,911        19,367,299
Interest expense.............................................                  (47,443,374)       (33,110,470)      (28,722,898)
Non-operating expense........................................                   (2,764,942)        (3,656,662)      (34,081,894)
Price-level restatement gain (loss), net.....................                   (8,710,346)         2,834,283           (58,144)
                                                                            --------------     --------------     -------------
Non-operating results........................................                  (41,819,816)        24,235,834       (41,236,467)
                                                                            --------------     --------------     -------------
     (Loss) from non-financial services before income
       taxes and minority interest...........................                  (66,937,454)        19,707,041       (15,841,606)
                                                                            --------------     --------------     -------------

Financial Services
Total interest income........................................                  734,871,952        470,237,512       583,950,902
Total interest expense.......................................                 (355,149,175)      (209,253,530)     (283,459,103)
    Net interest income......................................                  379,722,777        260,983,982       300,491,799
Provision for loan losses....................................                 (110,348,129)       (28,053,598)      (31,519,000)
    Net interest income after provision for loan losses......                  269,374,648        232,930,384       268,972,799
Other income.................................................                   42,069,281        195,640,049       138,016,869
Other expenses...............................................                 (336,869,159)      (318,388,072)     (263,722,179)
                                                                            --------------     --------------     -------------
     Income (loss) from financial services before Income taxes                 (25,425,230)       110,182,361
       and minority interest.................................                                                       143,267,489
                                                                            --------------     --------------     -------------

Income (loss) before income taxes............................                  (92,362,684)       129,889,402       127,425,883
Income taxes.................................................                    6,319,645        (17,867,393)      (30,944,451)
                                                                            --------------     --------------     -------------
Income (loss) before minority interest.......................                  (86,043,039)       112,022,009        96,481,432
Minority interest............................................                   30,492,336        (48,922,716)      (61,180,009)
                                                                            --------------     --------------     -------------
     Income (loss) from continuing operations before cumulative                (55,550,703)        63,099,293        35,301,423
       change in accounting principle........................
Cumulative change in accounting principles, net of taxes.....                    6,118,069                 --                --
                                                                            --------------     --------------     -------------
     Income (loss) from continuing operations................                  (49,432,634)        63,099,293        35,301,423
     Income (loss) from discontinued operations, net of taxes and
       minority interest.....................................                  (35,734,167)        (2,607,192)        3,377,922
                                                                            --------------     --------------     -------------
     Net (loss) income.......................................                  (85,166,801)        60,492,101        38,679,345
                                                                            ==============     ==============     =============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The effect of consolidating the banking and insurance operations as required under US GAAP, but using amounts calculated in accordance with Chilean GAAP for the years ended December 31, 2002, 2003 and 2004 is as follows:

                                                                                          Year ended December 31,
                                                                            ---------------------------------------------------
                                                                                 2002               2003               2004
                                                                            --------------     --------------     -------------
                                                                                 ThCh$              ThCh$              ThCh$
Cash provided by (used in) operating activities reported under Chilean
  GAAP .................................................................        31,064,733         66,462,956        57,830,875
Cash provided by (used in) operating activities Blue Two S.A. (1) ......                --                 --         6,372,872
Cash provided by (used in) operating activities Lucchetti Peru .........                --          2,638,023         5,068,795
Effect of combination of banking and insurance operations ..............       432,858,770       (113,433,832)      578,166,860
                                                                            --------------     --------------     -------------
Cash provided by (used in) operating activities reported under US GAAP .       463,923,503        (44,332,853)      647,439,402

Cash provided by (used in) investing activities reported under Chilean
  GAAP  ................................................................           908,378         12,259,785       (31,021,143)

Cash provided by (used in) investing activities Blue Two S.A. (1) ......                --                 --        (6,415,254)
Cash provided (used in) investing activities Lucchetti Peru ............                --                 --                --
Effect of combination of banking and insurance operations ..............
                                                                              (259,361,808)      (173,999,790)     (646,776,947)
                                                                            --------------     --------------     -------------
Cash provided by (used in) investing activities reported under US GAAP .      (258,453,430)      (161,740,005)     (684,213,344)

Cash provided by (used in) financing activities reported under Chilean
  GAAP  ................................................................         5,310,996       (102,185,983)      (41,433,311)
Cash provided by (used in) financing activities Blue Two S.A. (1) ......                --                 --             1,193
Cash provided by (used in) financing activities Lucchetti Peru .........                --         (4,256,735)       (5,111,454)
Effect of combination of banking and insurance operations ..............      (269,466,270)       473,367,550        98,645,000
                                                                            --------------     --------------     -------------
Cash provided by (used in) financing activities reported under US GAAP .      (264,155,274)       366,924,832        52,101,428
Effect of exchange rate differences on cash and cash equivalents under
  Chilean GAAP .........................................................         2,662,648        (15,188,893)         (663,185)
Effect of exchange rate differences on cash and cash equivalents Blue
  Two S.A. (1) .........................................................                --                 --             3,133
Effect of exchange rate differenceson cash and cash equivalents
  Lucchetti Peru .......................................................                --             65,952                --
Effect of combination of banking and insurance operations ..............       (26,754,998)        (7,781,417)      (18,447,012)
                                                                            --------------     --------------     -------------

Effect of exchange rate differences on cash and cash equivalents under
  US GAAP ..............................................................       (24,092,350)       (22,904,358)      (19,107,064)

Net change in cash and cash equivalents under Chilean GAAP .............        39,946,755        (38,652,134)      (15,286,764)
Net change in cash and cash equivalents Blue Two S.A. (1) ..............                --                 --           (38,056)
Net change in cash and cash equivalents Lucchetti Peru S.A. ............                --         (1,552,761)          (42,659)
Effect of combination of banking and insurance operations ..............      (122,724,306)       178,152,511        11,587,901
                                                                            --------------     --------------     -------------
Net change in cash and cash equivalents under US GAAP ..................       (82,777,551)       137,947,616        (3,779,578)
                                                                            --------------     --------------     -------------

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

                                                                                              Year ended December 31,
                                                                            ---------------------------------------------------
                                                                                 2002               2003               2004
                                                                                 ThCh$              ThCh$              ThCh$
Cash and cash equivalents at beginning of year under Chilean GAAP ......        56,421,741         96,368,496        57,716,361
Cash and cash equivalents at the beginning of the year Blue Two S.A. (1)                --                 --            43,236
Cash and cash equivalents at the beginning of the year Lucchetti Peru ..                --          1,614,744            61,984
Effect of combination of banking and insurance operations ..............       823,769,903        701,045,598       879,198,109
                                                                            --------------     --------------     -------------
Cash and cash equivalents at beginning of year under US GAAP                   880,191,644        799,028,838       937,019,690

Cash and cash equivalents at end of year under Chilean GAAP ............        96,368,496         57,716,361        42,429,597
Cash and cash equivalents at the end of the year Blue Two S.A. (1) .....                --                 --             5,180
Cash and cash equivalents at the end of the year Lucchetti Peru ........                --             61,984            19,325
Effect of combination of banking and insurance operations ..............       701,045,597        879,198,109       890,786,010
                                                                            --------------     --------------     -------------
Cash and cash equivalents at end of year under US GAAP .................       797,414,093        936,976,454       933,240,112
                                                                            ==============     ==============     =============

(1) In 2004, the company Blue Two S.A. was consolidated for the first time under US GAAP.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II. Additional disclosure requirements

As of December 31 2002, 2003 and 2004, cash and cash equivalents were composed as follows:

                                                                                           As of December 31,
                                                                                 2002               2003               2004
                                                                                 ThCh$              ThCh$             ThCh$
Cash....................................................................         5,993,795          7,529,217         4,343,196
Non-interest bearing cash and due from banks............................       618,772,235        660,180,085       539,636,650
Interbank deposits interest bearing.....................................        81,494,675        218,075,000       350,979,000
Time deposits...........................................................         2,020,585         24,210,296        13,789,624
Mutual funds............................................................         6,967,304          6,066,488           412,783
Securities purchased under agreements to resell.........................        82,165,499         20,915,368        24,078,859
                                                                            --------------     --------------     -------------
Total ..................................................................       797,414,093        936,976,454       933,240,112
                                                                            ==============     ==============     =============

b)  Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles but is required under US GAAP:

                                                                                   Years ended December 31,
                                                                              (Expressed in single Chilean pesos)
                                                                 -------------------------------------------------------------
                                                                      2002            2003            2004           2004
                                                                 -------------   -------------   -------------    ------------
                                                                      Ch$             Ch$             Ch$           Note 2w)
                                                                                                                      US$
Basic and diluted earnings (loss) per share under Chilean
   GAAP........................................................         (72.37)          35.78           21.63            0.04
Basic and diluted earnings (loss) per share under US GAAP:
Basic and diluted earnings (loss) per share from
   continuing operations before cumulative effect of
   changes in accounting principles and discontinued
   operations..................................................         (51.45)          58.44           32.69            0.06

Effect of accounting change on earnings per share..............           5.67              --              --              --
Basic and diluted earnings (loss) per share from
   discontinued operations.....................................         (33.10)          (2.41)           3.13            0.01
Basic and diluted earnings (loss) per share under
   US GAAP.....................................................         (78.88)          56.03           35.82            0.07

Dividends paid per share.......................................           5.96           11.49            6.34            0.01

Weighted average number of shares of common
   stock outstanding...........................................   1,079,740,07   1,079,740,079   1,079,740,079

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II. Additional disclosure requirements (continued)

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

c) Income tax

The provision for income taxes charged to the results of operations under US GAAP was as follows:

                                                                                              Year ended December 31,
                                                                            ---------------------------------------------------
                                                                                 2002               2003               2004
                                                                            --------------     --------------     -------------
                                                                               ThCh$              ThCh$              ThCh$
Current tax expense.....................................................       (10,562,787)       (19,710,426)      (23,139,241)
Deferred income tax benefit (expense)...................................        14,228,606          4,097,498           891,634
Reassessment of previous year's tax.....................................        (3,349,034)                --                --
Net change in tax loss carryforwards....................................        (1,358,559)         5,903,346         2,635,589
Changes in valuation allowance..........................................        (7,843,563)        (3,544,739)       (4,007,029)
Deferred tax effect of US GAAP adjustments..............................        15,420,355         (3,817,982)       (9,937,032)
Other...................................................................          (521,510)           954,911         2,611,628
                                                                            --------------     --------------     -------------
       Total benefit (provision) under US GAAP .........................         6,013,508        (16,117,392)      (30,944,451)
                                                                            ==============     ==============     =============

Substantially all of the income tax provision in each year arises from Chilean sources. The total benefit (provision) includes income taxes related to the discontinued operation Lucchetti.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note  27 - Differences Between Chilean and United States Generally Accepted
           Accounting Principles (continued)

II. Additional disclosure requirements (continued)

Deferred tax assets (liabilities) are summarized as follows:

                                                                                  Year ended December 31,
                                                                            ---------------------------------
                                                                                 2003               2004
                                                                            --------------     --------------
                                                                                 ThCh$              ThCh$
Accounts receivable.....................................................         1,582,167          3,099,000
Inventories.............................................................           686,202             11,005
Tax loss carryforwards..................................................        53,296,312         42,436,364
Vacation provision......................................................         1,742,614          1,917,450
Leasing equipment.......................................................         8,729,925          7,570,700
Provision fixed assets held for sale....................................         1,874,725            295,077
Obligation with repurchase agreements...................................        43,126,875         10,567,700
Allowance for loan losses...............................................        18,563,775         21,244,000
Charge-offs from financial investment...................................           339,275                 --
Accrued interests and readjustments from risky loan portfolio...........         1,984,400          1,091,500
Accruals interest and readjustments from past due loans.................           827,175            813,500
Personnel provisions....................................................         1,541,600          2,075,700
Staff severance indemnities.............................................         1,341,024          2,078,611
Fair value adjustments..................................................        20,096,321         14,926,468
Provision for impairment in Brazil......................................                --          7,888,668
Other...................................................................        23,121,236         18,433,671
                                                                            --------------     --------------
         Total deferred tax assets......................................       178,853,626        134,449,414
                                                                            --------------     --------------
Depreciation............................................................       (23,254,588)       (12,883,337)
Inventories.............................................................          (527,891)          (545,427)
Property, plant and equipment under leasing contract....................        (2,086,525)        (6,823,590)
Property, plant and equipment...........................................                --        (4,909,900)
Investments.............................................................        (4,773,745)       (12,546,191)
Investment with repurchase agreements...................................       (42,602,075)       (10,409,800)
Transitory assets.......................................................        (1,139,800)        (1,781,100)
Other...................................................................        (3,955,792)        (4,573,950)
                                                                            --------------     --------------
         Total deferred tax liabilities.................................       (78,340,416)       (54,473,295)
Deferred tax assets valuation allowance.................................       (36,869,431)       (33,138,266)
                                                                            --------------     --------------
       Total net deferred tax assets....................................        63,643,779         46,837,853
                                                                            ==============     ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note  27 - Differences Between Chilean and United States Generally Accepted
           Accounting Principles (continued)

II. Additional disclosure requirements (continued)

Deferred tax assets (liabilities) provided by non-financial and financial services are composed as follows:

Non-financial services:

                                                                                    As of December 31, 2004
                                                                 --------------------------------------------------------------
                                                                         Deferred tax assets        Deferred tax liabilities
                                                                  Short-term       Long-term       Short-term       Long-term
                                                                 -------------   -------------   -------------    -------------
                                                                     ThCh$          ThCh$             ThCh$         ThCh$
Timing differences
Accrued vacation expense. ..................................           252,450              --              --               --
Allowance for doubtful accounts ............................         1,097,075       2,001,925              --               --
Allowance for obsolescence of inventories ..................            11,005              --              --               --
Investments ................................................                --              --              --       12,546,191
Fixed assets held for sale .................................           178,005         117,072              --               --
Fixed assets under leasing .................................           109,451         215,731              --        7,148,772
Production costs (inventories) .............................                --              --              --          545,427
Accelerated depreciation of fixed assets ...................                --             336         737,106       12,146,567
Employee severance indemnities .............................                --         748,611          34,878           95,325
Provision for impairment ...................................         7,888,668              --              --               --
Tax loss carryforwards .....................................         3,863,964      38,572,400              --               --
Other provisions ...........................................         1,533,627       6,326,252         300,700        2,951,155
                                                                 -------------   -------------   -------------    -------------
Total ......................................................        14,934,245      47,982,327       1,072,684       35,433,437
                                                                 -------------   -------------   -------------    -------------
Valuation allowance ........................................       (10,488,377)    (22,649,889)             --               --
                                                                 -------------   -------------   -------------    -------------
      Total deferred income taxes ..........................         4,445,868      25,332,438       1,072,684       35,433,437
                                                                 =============   =============   =============    =============

Non-financial services:

                                                                                   As of December 31, 2003
                                                                 --------------------------------------------------------------
                                                                         Deferred tax assets        Deferred tax liabilities
                                                                  Short-term       Long-term       Short-term       Long-term
                                                                     ThCh$          ThCh$            ThCh$            ThCh$
Timing differences
Accrued vacation expense....................................           362,964              --              --               --
Amortization of intangibles assets .........................             5,114          15,557              --               --
Allowance for doubtful accounts ............................         1,393,980         188,188              --               --
Allowance for obsolescence of inventories ..................           586,199         100,003              --               --
Fixed assets under leasing .................................           162,329         284,654          91,978        2,441,530
Production costs (inventories) .............................                --              --         527,891               --
Accelerated depreciation of fixed assets ...................                --           4,229         481,136       17,339,031
Employee severance indemnities .............................             1,227         645,416              --          658,619
Investments ................................................                --              --              --        4,773,745
Tax loss carryforwards .....................................           228,900      53,067,412              --               --
Other provisions ...........................................         3,382,724       9,680,627         280,370        1,931,483
                                                                 -------------   -------------   -------------    -------------
Total ......................................................         6,123,437      63,986,086       1,381,375       27,144,408
                                                                 -------------   -------------   -------------    -------------
Valuation allowance ........................................          (10,818)     (36,858,614)             --               --
                                                                 -------------   -------------   -------------    -------------
      Total deferred income taxes ..........................         6,112,619      27,127,472       1,381,375       27,144,408
                                                                 =============   =============   =============    =============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note  27 - Differences Between Chilean and United States Generally Accepted
           Accounting Principles (continued)

II. Additional disclosure requirements (continued)

Financial services:

                                                                                      As of December 31,
                                                                                 -----------------------------
                                                                                      2003           2004
                                                                                      ThCh$          ThCh$
                                                                                 -------------   -------------
Deferred tax assets
Accrued interests and readjustments from risky loan portfolio........                1,984,400       1,091,500
Accruals interest and readjustments from past due loans..............                  827,175         813,500
Assets at fair value.................................................                1,874,725       2,770,800
Leasing equipment....................................................                8,729,925       7,570,700
Obligation with repurchase agreements................................               43,126,875      10,567,700
Allowance for loan losses............................................               18,563,775      21,244,000
Fair value adjustments, net..........................................               20,096,321      14,925,852
Other personnel related provision....................................                1,541,600       2,075,700
Provision for employee  vacations....................................                1,379,650       1,665,000
Staff severance indemnities..........................................                1,353,000       1,330,000
Other................................................................                9,924,050       8,409,616
                                                                                 -------------   -------------
Total deferred tax assets............................................              109,401,496      72,464,368
                                                                                 -------------   -------------
Deferred tax liabilities
Property, plant and equipment........................................               (5,438,650)     (4,909,900)
Fixed assets in transit..............................................               (1,139,800)     (1,781,100)
Investments with repurchase agreements...............................              (42,602,075)    (10,409,800)
Other................................................................               (1,291,500)     (1,797,900)
                                                                                 -------------   -------------
Total deferred tax liabilities.......................................              (50,472,025)    (18,898,700)
                                                                                 -------------   -------------
      Net deferred tax...............................................               58,929,471      53,565,668
                                                                                 =============   =============

Non-financial services: The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate of 17 % for 2004 to pretax accounting income on a US GAAP basis as a result of the following differences:

                                                                           Year ended December 31,
                                                                 ---------------------------------------------
                                                                     2002            2003             2004
                                                                 -------------   -------------   -------------
                                                                     ThCh$           ThCh$            ThCh$
At statutory Chilean tax rate................................       11,701,366      (9,734,936)    (11,272,483)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes........        5,089,442       1,132,447         103,217
Nontaxable income............................................       12,335,298      10,975,762         671,183
Nondeductible expenses.......................................      (17,791,677)    (21,369,429)    (16,450,767)
Change in valuation allowances...............................       (7,843,563)      2,078,749       3,791,838
Local taxes..................................................         (572,225)        382,499      (1,373,893)
Differences in tax rates in foreign jurisdictions............          763,290       (258,077)      (4,950,536)
Change in Chilean statutory tax rate ........................        2,142,968         565,800        (377,456)
Other........................................................          188,609         109,793      (1,085,554)
                                                                 -------------   -------------   -------------
       At effective tax rates................................        6,013,508     (16,117,392)    (30,944,451)
                                                                 =============   =============   =============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note  27 - Differences Between Chilean and United States Generally Accepted
           Accounting Principles (continued)

II. Additional disclosure requirements (continued)

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis and not on a consolidated basis.

The Argentine income tax rate was 35% for 2002, 2003 and 2004, in accordance with currently enacted tax legislation. The applicable Peruvian tax rate was 27% in 2002, 2003, and 34.1% in 2004, respectively.

Quinenco and its subsidiaries possess tax loss carryforwards which resulted in deferred tax assets of ThCh$53,296,312 and ThCh$ 42,436,364 of December 31 2003 and 2004, respectively. The tax losses relating to the Chilean and Brazil subsidiaries have no expiration date. Argentina tax losses may be applied against taxable income for a period of five years.

Tax loss carryforward and expiration date by country as of December 31, 2004, are as follows:

                                    2004
                                    ThCh$           Expiration Date
                               ---------------   --------------------
Argentina..................         29,056,517         2005-2009
Brazil (1).................         10,267,630       Do not expire
Chile (1)..................        180,743,756       Do not expire
                               ---------------
Total......................        220,067,903
                               ===============

d) Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2003 and 2004 where an estimation of fair value is practicable.

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

Other assets: The fair value of long-term accounts receivable included within other assets was estimated using the interest rate that the Company would pay for similar credit.

Short and long-term debt and bonds payable: The fair value of short and long-term debt and bonds payable was based on rates currently available to the Company for debt with similar terms and similar remaining maturities.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II. Additional disclosure requirements (continued)

Loans in the Company's financial services sector: For performing loans with fixed rates and an original maturity of greater than one year, the fair values were calculated by discounting contractual cash flows, using the Company's banking operations' current origination rates for loans with similar terms and similar risk characteristics. For loans where the management of the Company's banking operations believes that the amounts outstanding will not be paid in accordance with contractual terms, the estimated cash flows arising from the liquidation of collateralized assets and other expected flows have been discounted at an estimated discount rate commensurate with the risk in the collection of these amounts.

Interest bearing liabilities in the Company's financial services sector: For interest-bearing liabilities with an original contractual maturity, of greater than one year, the fair values are calculated by discounting contractual cash flows at current market origination rates with similar terms.

Derivative Instruments: The estimated fair value of foreign exchange forward contracts was determined using quoted market prices of financial instruments with similar characteristics. The fair value of interest rate swaps represents the estimated amount the Company's banking operations would expect to receive or pay to terminate the contracts or agreements, taking into account current interest rates. As no quoted market prices are available for the interest rate swap and forward exchange rate instruments held by the Company's banking operations, such estimates have been estimated using modeling and other valuation techniques.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II. Additional disclosure requirements (continued)

The estimated fair values of the Company's financial instruments are as follows:

                                                                                    As of December 31, 2004
                                                      -----------------------------------------------------------------------------
                                                                       2003                                    2004
                                                      --------------------------------------    -----------------------------------
                                                           US GAAP                                  US GAAP
                                                         Book value           Fair value          Book value          Fair value
                                                            ThCh$                ThCh$               ThCh$              ThCh$

                                                      -----------------------------------------------------------------------------
                                                                                 Non-Financial Services
                                                      -----------------------------------------------------------------------------
Cash...............................................           6,524,209         6,524,209            4,172,836           4,172,836
Time deposits......................................          38,348,623        38,348,623           13,789,624          13,789,624
Marketable securities..............................          56,458,671        56,458,671              652,433             652,433
Accounts and notes receivable, net.................          81,405,206        81,405,206           72,794,658          72,794,658
Securities purchased under agreements to resell....          30,246,315        30,246,315           24,078,859          24,078,859
Long term receivables..............................           2,219,853         2,219,853            3,121,010           3,121,010
Accounts payable and suppliers notes payables......         (25,562,021)      (25,562,021)         (27,888,227)        (27,888,227)
Notes and accounts payables to related companies...            (495,163)         (495,163)          (8,561,673)         (8,561,673)
Short-term bank borrowings.........................         (87,359,510)      (88,527,969)         (94,815,272)        (95,320,717)
Derivatives........................................          (1,644,417)       (1,644,417)          (1,604,310)         (1,604,310)
Bonds payable......................................        (202,290,876)     (204,283,766)        (242,347,769)       (246,390,110)
Long-term bank borrowings..........................        (285,527,713)     (264,495,929)        (198,826,857)       (174,123,901)
Other long-term debt...............................         (10,236,068)      (10,236,068)          (9,192,147)         (9,192,147)

                                                      -----------------------------------------------------------------------------
                                                                                   Financial Services
                                                      -----------------------------------------------------------------------------
Cash and due from banks............................         488,447,406       488,447,406           571,754,360         571,754,360
Interest bearing deposits in other banks...........         188,299,675       188,299,675            38,835,000          38,835,000
Term federal funds ................................          73,732,000        73,732,000            55,995,000          55,995,000
Accounts receivable under spot foreign exchange
  transactions.........                                      40,126,700        40,126,700            50,483,000          50,483,000
Financial investments..............................       1,673,552,371     1,673,552,371         1,527,836,589       1,527,830,589
Loans, net ........................................       5,854,345,471     6,054,381,644         6,292,748,638       6,443,927,638
Deposits...........................................      (4,976,187,375)   (5,041,615,932)       (5,468,469,981)     (5,533,553,981)
Accounts payable under spot foreign exchange
  transactions............                                  (48,205,750)      (48,205,750)          (52,035,000)        (52,035,000)
Investments under agreements to repurchase.........        (437,409,521)     (437,409,521)         (349,086,000)       (349,086,000)
Short-term and long-term borrowings................      (2,485,970,247)   (2,562,855,924)       (2,056,938,341)     (2,205,077,341)
Derivative instruments.............................          (2,260,125)       (2,260,125)          (38,505,000)        (38,505,000)

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note  27 - Differences Between Chilean and United States Generally Accepted
           Accounting Principles (continued)

II. Additional disclosure requirements (continued)

e) Investment securities

The following are required disclosures for investments classified as available-for-sale securities, using amounts determined in accordance with US GAAP.

e-1)  Non-financial services

Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the years ended December 31, 2002, 2003 and 2004 are as follows:

                                                                                               Gross
                                                                                            Unrealized            Fair
                                                                             Cost              Gains              Value
                                                                         -------------   -----------------   ---------------
                                                                             ThCh$             ThCh$              ThCh$

Securities available-for-sale at December 31, 2002............              22,316,898          22,093,336        44,410,234
Securities available-for-sale at December 31, 2003............              22,285,545          28,080,853        50,366,398
Securities available-for-sale at December 31, 2004............              67,692,433          73,801,126       141,493,559

Information on sales of available-for-sale securities during the three years in the period ended December 31, 2004 is as follows:

                                                                             2002              2003               2004
                                                                         -------------   -----------------   ---------------
                                                                             ThCh$             ThCh$              ThCh$
Proceeds from sales...........................................                      --                  --                --
Gross realized gains..........................................                      --                  --                --
Gross realized losses.........................................                      --                  --                --

The Company has no securities that are considered to be trading securities or debt securities to be held to maturity. The cost of available-for-sale securities is determined using the average cost method.

e-2) Financial services

                                                                                              Year ended December 31,
                                                                            -------------------------------------------------------
                                                                                  2002                2003               2004
                                                                            -----------------   -----------------   ---------------
                                                                                  ThCh$               ThCh$              ThCh$
Proceeds on sales.............................................                     13,185,979           7,887,375         1,444,000
Gross realized gains..........................................                      1,541,487           5,578,050            26,000
Gross realized  losses........................................                      2,070,500             149,650                --

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

e) Investment securities (continued)

(1) The cost and estimated market value of securities available for sale as of December 31, 2003 and 2004 are as follows:

                                                                                Year ended December 31, 2004
                                                       -------------------------------------------------------------------------
                                                                              Gross              Gross
Available-for-sale Instruments:                                             Unrealized        Unrealized        Estimated Fair
                                                            Cost              Gains            (Losses)             Value
                                                       ---------------   ----------------   ---------------   ------------------
                                                           ThCh$              ThCh$              ThCh$              ThCh$
Foreign private sector debt securities ............          9,585,000                 --                --            9,585,000
U.S. Government securities ........................         11,182,000              2,000                --           11,184,000
Chilean private sector debt securities ............          6,455,000             93,000                --            6,548,000
                                                       ---------------   ----------------   ---------------   ------------------
      Total .......................................         27,222,000             95,000                --           27,317,000
                                                       ===============   ================   ===============   ==================

                                                                                Year ended December 31, 2003
                                                       -------------------------------------------------------------------------
                                                                              Gross              Gross
Available-for-sale Instruments:                                             Unrealized        Unrealized        Estimated Fair
                                                            Cost              Gains            (Losses)             Value
                                                       ---------------   ----------------   ---------------   ------------------
                                                            ThCh$             ThCh$              ThCh$              ThCh$

Foreign private sector debt securities ............                 --                 --                --                   --
U.S. Government securities ........................         12,250,800              4,100                --           12,254,900
Chilean private sector debt securities ............          8,851,900            328,000                --            9,179,900
                                                       ---------------   ----------------   ---------------   ------------------
      Total .......................................         21,102,700            332,100                --           21,434,800
                                                       ===============   ================   ===============   ==================

The contractual maturities of available-for-sale securities held by financial service companies are as follows:

                                                                                     As of December 31, 2004
                                                       ----------------------------------------------------------------------------
                                                                          After one year      After five
                                                                            but within          years
                                                                               five          but within 10    After 10
                                                       Within one year         years            years           years      Total
                                                       ----------------------------------------------------------------------------
                                                            ThCh$               ThCh$            ThCh$          ThCh$     ThCh$
Available-for-sale Instruments:
U.S. Government debt securities ...................         11,184,000                 --                --         --   11,184,000
Foreign private sector debt securities ............          5,606,000          3,979,000                --         --    9,585,000
Chilean private sector debt securities ............          4,731,000          1,817,000                --         --    6,548,000
                                                       ----------------------------------------------------------------------------
       Estimated fair value .......................         21,521,000          5,796,000                --         --   27,317,000
                                                       ============================================================================

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

e)   Investment securities (continued)

(2) The following disclosures, in addition to those required under Chilean GAAP, are required disclosures for investments classified as held-to-maturity in accordance with SFAS 115:

                                                                      Year ended December 31,
                                                       ----------------------------------------------------
                                                                               2004
                                                       ----------------------------------------------------
                                                                         Gross Unrealized    Estimated Fair
                                                       Amortized Cost     Gains (Losses)     Value
                                                       ----------------------------------------------------
                                                            ThCh$         ThCh$              ThCh$
Held-to-maturity Instruments:
U.S. government debt securities ...................         16,819,000            (2,000)        16,817,000
                                                       ----------------------------------------------------
      Total .......................................         16,819,000            (2,000)        16,817,000
                                                       ====================================================

                                                                     Year ended December 31,
                                                       ----------------------------------------------------
                                                                               2003
                                                       ----------------------------------------------------
                                                                         Gross Unrealized    Estimated Fair
                                                        Amortized Cost     Gains (Losses)        Value
                                                       ----------------------------------------------------
                                                            ThCh$             ThCh$              ThCh$
Held-to-maturity Instruments:
U.S. government debt securities ...................         21,542,425              4,100        21,546,525
                                                       ----------------------------------------------------
      Total .......................................         21,542,425              4,100        21,546,525
                                                       ====================================================

The contractual maturities of securities classified by the Company's banking operations as held-to-maturity are as follows:

                                                                                December 31, 2004
                                                       --------------------------------------------------------------------
                                                                          After one year
                                                                            but within        After five
                                                       Within one year      five years           years            Total
                                                       --------------------------------------------------------------------
                                                            ThCh$             ThCh$              ThCh$            ThCh$
Held-to-maturity Instruments:
U.S. government debt securities ..................          16,817,000                 --                --      16,817,000
                                                       --------------------------------------------------------------------
       Estimated fair value ......................          16,817,000                 --                --      16,817,000
                                                       ====================================================================

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

f) Reclassification differences between Chilean GAAP and US GAAP

Certain non-operating income and expenses under Chilean GAAP would be considered operating income and expenses under US GAAP for the years ended December 31, 2002, 2003 and 2004 as follows:

                                                                                2002             2003               2004
                                                                         ---------------   ----------------   ---------------
                                                                                ThCh$            ThCh$             ThCh$
Non-operating income under Chilean GAAP ..............................        34,724,777        122,515,170        72,775,998
Less:
   Amortization of negative goodwill .................................         1,955,617         24,111,395         2,822,157
   Amortization of unrealized gain ...................................           601,694                 --                --
   Release of purchase price accruals ................................         3,379,136                 --                --
   Tax refund ........................................................           403,175            499,066            90,114
                                                                         ---------------   ----------------   ---------------
Non-operating income as classified under US GAAP, but
    calculated in accordance with Chilean GAAP .......................        28,385,155         97,904,709        69,863,727
                                                                         ===============   ================   ===============


Non-operating expenses under Chilean GAAP ............................        88,708,377         68,099,778        41,120,864
Less:
   Amortization of goodwill...........................................        21,255,601         20,597,209        20,572,171
   Restructuring costs and severance indemnities .....................         7,038,967            226,966           240,514
   Losses on sales of investments, fixed assets and other ............         2,117,303          1,722,652         1,000,896
   Adjustment of market value of shares ..............................            35,199                 --                --
   Provision for losses on loans and recoverable taxes of foreign
    subsidiaries .....................................................         2,745,063            495,213            76,427
   Financial consulting and other expenses for sale of Argentine
      Subsidiary .....................................................                --                 --                --
   Directors' compensation ...........................................         1,132,071          4,271,939         1,366,922
   Adjustment of property, plant and equipment to net
      realizable value (Note 10) .....................................           869,897            501,395           393,625
   Allowance for uncollectible debts .................................         1,195,795                 --                --
   Labor lawsuits ....................................................           334,488            391,502                --
   Loss on sale of machinery of Lucchetti Peru .......................                --                 --         1,773,510
   Legal expenses for defense of Lucchetti Peru ......................         2,302,901          1,430,835         1,577,051
   Valuation allowance for fixed and other assets Argentina ..........         6,356,912            841,724           283,074
   Provision for loss on guarantee granted ...........................                --                 --         1,123,811
   Impairment of equity investment in and account receivable
      with Lucchetti Peru ............................................        31,759,903          1,217,290         2,381,414
   Depreciation of property, plant and equipment involved in
      temporary shutdown (see Note 10) ...............................         3,100,792          1,845,708         2,154,985
   Adjustment to sales price of a business ...........................         1,281,694                 --                --
   Loss in sale of building Hotel Carrerra ...........................                --          4,830,847                --
                                                                         ---------------   ----------------   ---------------
Non-operating expense as classified under US GAAP, but
   calculated in accordance with Chilean GAAP.........................         7,181,791         29,726,498         8,176,464
                                                                         ===============   ================   ===============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

g) Loan covenants

The Company and its subsidiaries were in compliance with their covenants as of December 31, 2003 and 2004.

h) Goodwill

The net US GAAP balance of goodwill as of December 31, 2003 and 2004 was ThCh$596,491,147 and ThCh$595,978,698 respectively.

The changes in the carrying amount of goodwill on a segment basis for the years ended December 31, 2003 and 2004 are as follows:

                                          Financial            Foods &
                                          services            beverage        Manufacturing    Telecommunications
                                            ThCh$               ThCh$             ThCh$                ThCh$
                                       ---------------      -------------     -------------    ------------------

                                       ---------------      -------------     -------------    ------------------
Balance as of January 1, 2003              566,365,823             90,984        42,422,070               474,324
Impairment losses                                   --                 --        (7,567,867)                   --
Goodwill acquired during the year                   --            316,818            15,029               134,871
Cumulative translation adjustment                                                (5,760,905)
                                       ---------------      -------------     -------------    ------------------
Balance as of December 31, 2003,           566,365,823            407,802        29,108,327               609,195
Goodwill acquired during the year                   --                 --                --                    --
Impairment losses                                   --                 --                --                    --
Cumulative translation adjustment                   --                 --          (512,449)                   --
                                       ---------------      -------------     -------------    ------------------
Balance as of December 31, 2004            566,365,823            407,802        28,595,878               609,195
                                       ===============      =============     =============    ==================

i) Insurance Operations

The Company participates in certain insurance brokerage and other operations. There are no material differences in the accounting for these operations between Chilean GAAP and US GAAP.

j) Discontinued operations

In October of 2001, the FASB issued SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets which is effective for fiscal years beginning after December 15, 2001. SFAS 144 establishes accounting and reporting standards for the impairment and disposal of long-lived assets and discontinued operations. The Company adopted SFAS 144 in 2002. All prior year reporting periods have been restated to reflect the adoption. The application of this statement resulted in the classification, and separate financial presentation of certain entities as discontinued operations, the results of which are not included in continuing operations.

In 2003 the Company committed to a plan to dispose of the equity participation it held in the consolidated subsidiary, Lucchetti Chile In addition, Indalsa's operations in Peru are considered as discontinued as of December 31, 2003 as they were effectively abandoned due to the court case discussed in Note 20 b). There was an impairment of assets related to these discontinued operations in the year ended December 31, 2002 which resulted in a loss of ThCh$ 31,759,903.

This subsidiary was reported as part of the Food and Beverage operating segment. It was accounted for as discontinued operations in accordance with SFAS 144 and, accordingly, amounts in the reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect discontinued accounting.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

j) Discontinued operations (continued)

The major classes of discontinued combined assets and combined liabilities included in the US GAAP Quinenco S.A. consolidated Balance Sheet are as follows:

                                                                       At December, 31
                                                              ---------------------------------
                                                                  2003                2004
                                                              --------------     --------------
                                                                  ThCh$              ThCh$
Assets:
Cash ...................................................           4,003,958             19,325
Account receivable, net ................................          17,025,683                 --
Other current assets ...................................          17,226,699            133,307
Property, plant and equipment, net .....................          48,269,684         13,705,187
Intangibles ............................................             611,852            306,564
Other assets ...........................................          12,103,438          3,245,201

Total assets of discontinued operations.................          99,241,314         17,409,584
                                                              ==============     ==============

Liabilities:
Current liabilities ....................................          25,168,140            334,773
Long term liabilities ..................................          47,498,778          5,308,529

                                                              --------------      -------------
Total liabilities of discontinued operations ...........          72,666,918          5,643,302
Minority interest ......................................           1,086,893                 --
                                                              --------------     --------------
Quinenco's investment in discontinued operations (1)....          25,487,503                 --
                                                              ==============     ==============

(1) As of December 31, 2003, Lucchetti Chile and Lucchetti Peru were considered as discontinued operations. As result of the sale of Luchetti Chile, as of December 31, 2004, only Lucchetti Peru is considered as discontinued. Under Chilean GAAP, the amount of Quinenco's investment in discontinued operation in Lucchetti Peru is ThCh$0 as a result of the provision made in previous years.

The following major classes of revenues and expenses are included in the US GAAP Quinenco consolidated Income Statement, presented net of taxes as discontinued operations, are as follows:

                                                                        Year Ended December 31,
                                                       -------------------------------------------------------
                                                            2002               2003                 2004
                                                       ---------------   -----------------     ---------------
                                                           ThCh$              ThCh$                 ThCh$
Sales...............................................        86,752,430          60,593,136                  --
Costs of sales......................................       (63,547,584)        (41,824,478)                 --
Gross profit........................................        23,204,846          18,768,658                  --
Administrative and selling expenses.................       (51,687,076)        (17,552,755)                 --
                                                       ---------------   -----------------     ---------------
Operating income....................................       (28,482,230)          1,215,903                  --
                                                       ===============   =================     ===============

Non operating loss..................................        (9,352,485)         (5,683,975)                 --
Gain on sale of subsidiary (1) .....................                --                  --           4,069,786
                                                       ---------------   -----------------     ---------------
(Loss) gain before taxes and minority interest .....       (37,834,715)         (4,468,072)          4,069,786
                                                       ===============   =================     ===============

Income tax..........................................          (306,139)          1,750,001            (691,864)
Minority interest...................................         2,406,687             110,879                  --
                                                       ---------------   -----------------     ---------------
Net loss for the year...............................       (35,734,167)         (2,607,192)          3,377,922
                                                       ===============   =================     ===============

(1) Lucchetti Chile was sold in March 2004, generating a gain on sale of ThCh$4,069,786.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

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

                                                                              Tax (expense)
                                                        Before tax amount      or benefit      Net of tax amount
                                                       ------------------     --------------   ----------------
                                                              ThCh$                ThCh$            ThCh$
Balance as of December 31, 2002 .....................         (27,878,092)       (3,539,465)        (31,417,557)
Translation adjustment ..............................         (27,220,392)               --         (27,220,392)
Unrealized gains and losses on available-for-sale
    securities ......................................           4,422,003        (1,126,070)          3,295,933
                                                       ------------------    ---------------   ----------------
Balance as of December 31, 2003 .....................         (50,676,481)       (4,665,535)        (55,342,016)
Translation adjustment ..............................          (6,507,665)               --          (6,507,665)
Unrealized gains and losses on available-for-sale
    securities ......................................          23,726,085        (4,033,435)         19,692,650
                                                       ------------------    ---------------   ----------------
Balance as of December 31, 2004......................         (33,458,061)       (8,698,970)        (42,157,031)

The gains and losses on debt classified as a net investment hedge covering the exposure of foreign investments as permitted by SFAS 133 and presented in other comprehensive income are as follows:

                                                             2002             2003               2004
                                                             ThCh$            ThCh$              ThCh$
                                                       -----------------   ------------       -------------
Gain (loss) on debt classified as net investment hedge      16,583,368     (41,965,325)          19,837,667

l) Restrictions which limit the payment of dividends by the registrant

As stated in Note 15, the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Quinenco's proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2004 are as follows:

                       Subsidiary                   Proportionate Share of
                                                     Restricted Net Assets
                                                             ThCh$
      Telefonica del Sur .........................              35,800,295
      Madeco .....................................              62,222,983
      LQIF........................................             396,370,305
      Banco de Chile .............................             155,845,255
      Telcoy .....................................                 404,971
      Alusa ......................................              11,894,334
      Indalum ....................................              14,339,122

The amount of consolidated retained earnings which represents undistributed earnings of investments accounted for under the equity method as of December 31, 2004 is ThCh$ 22,879,875.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

m) Contingent Liabilities

Indirect guarantees for non-financial services are as follows:

                                                            Pledged Assets  Balances pending payment       Release of Guarantees
-----------------------------------------------------------------------------------------------------------------------------------
Creditor of Guarantee             Name           Type of          Book        2003          2004       2005        2006       2007
                                                 collateral      value
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  ThCh$       ThCh$        ThCh$        ThCh$       ThCh$    ThCh$
Banco Santander Santiago       Alufoil           Property             --      240,603           --         --           --      --
Banco Security                 Alufoil           Fixed assets         --    1,304,086           --         --           --      --
Banco de Chile                 Alufoil           Fixed assets         --       65,795           --         --           --      --
Area Se/Bco. Santos            Ficap             --                   --           --    1,564,198    141,962    1,422,236      --
Sudameris                      Ficap             --                   --       58,491        1,170         --           --      --
Sudameris                      Ficap             --                   --       54,708           --         --           --      --
Safra                          Ficap             --                   --      109,426       51,444     51,444           --      --
Safra                          Ficap             --                   --      415,266      490,980         --           --      --
Safra                          Ficap             --                   --       93,724           --         --           --      --
Aguas Andinas S.A.             Madeco            Note             20,000           --       20,000     20,000           --      --
Casa de Moneda de Chile        Madeco            Note                702           --          702        702           --      --
Cia. Americana de              Madeco            Note             24,638           --       24,638     24,638           --      --
Multiservicios
Cia. Americana de              Madeco            Note            246,254           --      246,254    246,254           --      --
Multiservicios
Cia. de Telecomunicaciones     Madeco            Note            258,203           --      258,203    258,203           --      --
de Chile.
Cia. General de Electricidad   Madeco            Note             42,468           --       42,468     42,468           --      --
Corporacion Nacional del       Madeco            Note              4,174        4,199        4,174      4,174           --      --
Cobre
Codelco Division Norte         Madeco            Note                 --      255,412           --         --           --      --
Enami                          Madeco            Note                500           --          500        500           --      --
Emel S.A.                      Madeco            Note              5,000           --        5,000      5,000           --      --
The Treasury Department        Armat             Note             53,216           --       53,216     53,216           --      --
The Treasury Department        Armat.            Note             56,245           --       56,245     56,245           --      --
Banco Boston                   Ingewall          Note                 --      438,224      458,136    458,136           --      --
Banco del Estado de Chile      Penon             General              --   19,148,697   19,101,737         --           --      --
Banco de Estado de Chile       VTR               General              --   13,055,930    4,862,260         --           --      --
Banco Santander Chile          LQIF              General              --   18,826,855           --         --           --      --
Credit Lyonnais                LQIF              General              --    4,597,968           --         --           --      --
Banco del Estado de Chile      Punta Brava       General              --   17,311,385   17,264,690         --           --      --
Banco del Estado de Chile      Ranquil.          General              --   17,644,021   17,591,182         --           --      --
Banco del Estado de Chile      Hidroindustriales General              --   16,937,094   16,887,934         --           --      --
Banco del Estado de Chile      Bosques           General              --   16,843,941   16,793,919         --           --      --

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

m) Contingent Liabilities(continued)

Indirect guarantees for non-financial services are as follows (continued):

                                                        Pledged Assets   Balances pending payment        Release of Guarantees
------------------------------------------------------------------------------------------------------------------------------------
Creditor of Guarantee             Name         Type of      Book value      2003         2004         2005        2006         2007
                                               guarantee
------------------------------------------------------------------------------------------------------------------------------------
Banco del Estado de Chile     Penon             Shares      17,119,396          --   19,101,737    5,706,465   5,706,465   5,706,466
Banco del Estadp de Chile     VTR               Shares      11,672,312          --    4,862,260    3,890,771   3,890,771   3,890,770
Banco del Estado de Chile     Punta Brava       Shares      10,427,265          --   11,634,694    3,475,755   3,475,755   3,475,755
Banco del Estado de Chile     Ranquil           Shares      15,734,498          --   17,591,182    5,244,833   5,244,833   5,244,832
Banco del Estado de Chile     Hidroindustriales Shares      11,314,361               12,624,512    3,771,454   3,771,454   3,771,453
Banco del Estado de Chile     Bosques           Shares      10,894,157               12,155,651    3,631,386   3,631,386   3,631,385
Banco del Estado de Chile     Penon             Shares              --  19,077,300           --           --          --          --
Banco del Estado de Chile     Ranquil           Shares              --  17,534,021           --           --          --          --
Banco del Estado de Chile     Hidroindustriales Shares              --  12,608,361           --           --          --          --
Banco del Estado de Chile     VTR               Shares              --  13,007,250           --           --          --          --
Banco del Estado de Chile     Bosques           Shares              --  12,140,100           --           --          --          --
Banco del Estado de Chile     Punta Brava       Shares              --  11,619,810           --           --          --          --
Banco Santander Chile         LQIF              Shares      24,891,315  18,779,780           --           --          --          --
Banco BBVA                    LQIF              Shares              --  28,442,520           --           --          --          --
Deutsche Bank                 LQIF              Shares                  11,685,984                       ---          --          --
Credit Lyonnais               LQIF              Shares              --   4,564,838           --           --          --          --
Banco del Estado de Chile     Punta Brava       Shares      10,949,057   5,584,446   17,264,690    3,649,685   3,649,686   3,649,686
Banco del Estado de Chile     Hidroindustriales Shares       9,387,480   4,228,930   16,887,934    3,129,160   3,129,160   3,129,160
Banco del Estado de Chile     Bosques           Shares       9,759,079   4,600,734   16,739,919    3,253,027   3,253,026   3,253,026
Banco del Estado de Chile     Penon             Shares       5,489,687          --   19,101,737    1,829,896   1,829,896   1,829,895
Banco del Estado de Chile     Ranquil           Shares       5,017,158          --   17,591,182    1,672,386   1,672,386   1,672,386

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

m) Contingent Liabilities (continued)

The following relates to the Company's banking operations and amounts stated are rounded to millions of Chilean pesos.

The Company's banking operations have contingent liabilities which consist of open and unused letters of credit, together with guarantees granted in Chilean pesos, UF and foreign currencies (principally U.S. dollars). Under US GAAP these transactions represent off-balance sheet activities. The following is a summary of instruments that are considered financial guarantees in accordance with FIN 45:

                                        Year ended                As of
                                      December 31, 2004      December 31, 2004
                                    --------------------   --------------------
                                           Fees               Contract amount
                                           MCh$                   MCh$
Standby letters of credits ......                    232                 23,737
Foreign office guarantees .......                     51                 15,355
Performance bonds ...............                  2,950                347,843
                                    --------------------   --------------------
       Total ....................                  3,233                386,935
                                    ====================   ====================

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

Guarantees expiration periods are as follows:

                                 Due within 1     Due after 1 year       Due after 3        Due after 5
                                     year           but within 3          years but            years            Total
                                                        years           within 5 years
                                --------------    -----------------   -----------------   ---------------  --------------
                                     MCh$               MCh$                 MCh$              MCh$            MCh$
Standby letters of credits ....         12,521               10,956                  78               182          23,737
Foreign office guarantees .....         15,355                   --                  --                --          15,355
Performance bonds .............        221,812               96,309              28,322             1,400         347,843
                                --------------    -----------------   -----------------   ---------------  --------------
       Total ..................        249,688              107,265              28,400             1,582         386,935
                                ==============    =================   =================   ===============  ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

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

                                                               As of December 31, 2003                As of December 31, 2004
                                                        --------------------------------------  ------------------------------------
                                                         Long-term     Short-term      Total     Long-term    Short-term      Total
                                                           MCh$           MCh$          MCh$       MCh$           MCh$        MCh$
Central Bank Credit lines for renegotiation of loans .       3,049           --          3,049       1,930           --        1,930
Other Central Bank borrowings ........................          --       25,529         25,529          --      107,643      107,643
Mortgage finance bonds ...............................   1,078,722           --      1,078,722     823,472           --      823,472
Bonds ................................................       3,205           --          3,205     181,515           --      181,515
Subordinated bonds ...................................     277,977           --        277,977     266,304           --      266,304
Borrowings from domestic financial institutions ......         106       51,023         51,129          --       26,399       26,399
Foreign borrowings ...................................     462,132      273,784        735,916     254,812      340,736      595,548
Investments under agreements to repurchase ...........          --      437,410        437,410          --      349,086      349,086
Other obligations ....................................      10,092       50,998         61,090      11,089       33,758       44,847
                                                        ----------------------------------------------------------------------------
    Total other interest bearing liabilities .........   1,835,283      838,744      2,674,027   1,539,122      857,622    2,396,744
                                                        ============================================================================

(1) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 5.9% as of December 31, 2004.

The maturities of outstanding mortgage bond amounts as of December 31, 2004 are as follows:

                                                       As of December 31,
                                                              2004
                                                      ------------------
                                                              MCh$
     Due within 1 year ............................               79,647
     Due after 1 year but within 2 years ..........               71,034
     Due after 2 years but within 3 years .........               71,525
     Due after 3 years but within 4 years .........               69,640
     Due after 4 years but within 5 years .........               68,004
     Due after 5 years ............................              463,622
                                                      ------------------
         Total mortgage finance bonds .............              823,472
                                                      ==================

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

o) Fees and income from services

The following note relates to the Company's banking operations and amounts stated are rounded to millions of Chilean pesos.

The Company's banking operations' fees and income from services and non-operating income and expenses for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

                                                                                      Years ended December 31,
                                                           ------------------------------------------------------------------------
                                                                     2002                  2003                       2004
                                                           ------------------------------------------------------------------------
                                                              Income      Expenses     Income     Expenses     Income     Expenses
                                                               MCh$         MCh$        MCh$        MCh$        MCh$        MCh$
Fees and income from services
Contingent fees .......................................        3,359          --        3,344         --         3,730        --
Demand deposits .......................................        9,326          --        5,031         --         5,379
Debit card and ATM ....................................       12,282      (2,666)      15,678     (7,304)       17,570    (7,138)
Mutual funds ..........................................       13,619      (1,371)      15,029     (1,429)       20,446    (1,830)
Insurance .............................................        7,032        (738)      10,752     (1,156)       14,408      (172)
Stock brokerage .......................................        4,162        (446)      10,160       (627)       12,858      (775)
Collection of overdue loans ...........................        6,558          --        8,837         --         8,569        --
Collection and payment of services ....................        5,891          --        7,358         (7)        7,970       (10)
Credit lines ..........................................        5,158          --        5,659         --         6,747        --
Financial services ....................................        1,977          --        5,484         --         4,632        --
Income and expense from goods received
  in lieu of payment ..................................        3,035      (1,774)       4,284     (1,796)        5,491    (1,617)
Letters of credit guarantees, collaterals and other
   contingent loans ...................................        1,786          --        1,780         --         2,977        --
Collection services ...................................        2,675          --        2,946         --         3,561        --
Foreign trade and currency exchange ...................        2,300          --        3,340         --         3,409        --
Prepayment of loans ...................................        1,238          --        2,018         --         3,317        --
Leasing ...............................................        1,727        (496)       1,678       (527)        1,625       (86)
Custody and trust services ............................          609          --          934         --         1,399        --
Factoring .............................................          305          (4)         753         (3)          634       (50)
Sales force expenses ..................................           --      (8,767)          --    (11,135)           --   (11,193)
Teller services expenses ..............................           --      (2,834)          --     (3,252)           --    (3,388)
Cobranding expenses ...................................           --      (3,149)          --     (6,095)           --    (3,633)
Other .................................................        2,190      (1,479)       4,281     (2,515)        6,413    (3,095)
                                                           ------------------------------------------------------------------------
    Total .............................................       85,229     (23,724)     109,346    (35,846)      131,135   (32,987)
                                                           ========================================================================

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

p) Non-operating income and expense

The following note relates to the Company's banking operations and amounts stated are rounded to millions of Chilean pesos.

The Company's banking operations' non-operating income and expenses for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

                                                                                            Years ended December 31,
                                                            ---------------------------------------------------------------------
                                                                    2002                   2003                      2004
                                                            ---------------------------------------------------------------------
                                                             Income    Expenses     Income     Expenses       Income    Expenses
                                                              MCh$       MCh$        MCh$        MCh$          MCh$        MCh$
Non-operating income and expenses
Rental income ...........................................      2,757        --       2,618          --          2,356          --
Recoveries of expenses ..................................        885        --         439          --            583          --
Gains on sales of assets received in lieu of payment ....        988        --       1,122          --            843          --
Income from correspondent banks .........................        599        --         965          --             --          --
Income from sale of fixed assets ........................        537        --         464          --            297          --
Securities in companies and shares ......................        305        --          19          --             --          --
Miscellaneous gains on exchange .........................         --        --          --          --             --          --
Overestimated provision .................................         --        --          --          --             --          --
Amortization of intangibles .............................         --   (21,316)         --     (17,986)            --     (15,913)
Charge-offs and provision of assets received in lieu of
   payment ..............................................         --    (8,582)         --      (7,541)            --      (8,219)
Charge-offs and provision related to fixed assets .......         --    (4,519)         --        (127)            --         (43)
Administration and credit card contracts ................         --    (3,149)         --      (6,095)            --          --
Charge-offs of transaction in process
  related to the merger                                           --    (2,087)         --          --             --          --
Asset received in lieu of payment .......................         --    (1,782)         --        (391)         1,023          --
Charge-offs .............................................         --    (1,348)         --      (2,313)            --      (1,327)
Legal contingencies provision ...........................         --      (997)         --        (151)            --        (182)
Delivery services of bank products ......................         --      (660)         --        (652)            --        (647)
Indemnity for termination of rental contracts ...........         --      (603)         --          --             --          --
Merger expenses .........................................         --    (1,276)         --          --             --          --
Income (losses) attributable to investments in other
   companies ............................................         --    (1,334)         --      (1,150)           461          --
Other ...................................................        544    (2,184)        663      (4,420)           742      (6,214)
                                                            ---------------------------------------------------------------------
    Total ...............................................      6,615   (49,837)      6,290     (40,826)         6,305     (32,545)
                                                            =====================================================================

q) Stock Option Plan

At the Extraordinary Meeting of Shareholders held on November 14, 2002, the shareholders of Madeco approved the Madeco stock option plan, which was adopted by the Madeco's Board of Directors on January 28, 2003. The 2003 Incentive Plan authorizes the issuance of up to 493,334,000 shares of the Company's Common Stock upon the exercises of stock options.

On April 24, 2003, the Company granted stock options to certain employees in the total amount of 182,147,724 shares. These options were granted at fair market value on the grant date. The options vested and become exercisable on the period comprised between September 30, 2004 to November 30, 2004, with an exercise price of Ch$24. As of December 31, 2004, these options were executed by its holders.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

r) Lease commitments:

The Company's subsidiary Madeco leases certain property under long-term non-cancelable leases, which are accounted for as capital leases. The related future minimum lease payments as of December 31, 2004 were as follows:

                                                      As of December
                                                         31, 2004
                                                          ThCh$

      2005 ......................................              905,554
      2006 ......................................              833,724
      2007 ......................................              565,505
      2008 ......................................              480,357
      2009 ......................................              493,864
      Thereafter ................................            3,566,626
                                                      ----------------
      Total......................................            6,845,630
                                                      ================

Operating lease and related future minimum payments as of December 31, 2004 are presented as follows:

                                                       As of December
                                                          31, 2004
                                                            ThCh$

      2005 ......................................               153,707
      2006 ......................................               106,694
      2007 ......................................               103,642
      2008 ......................................                    --
      2009 ......................................                    --
      Thereafter ................................                    --
                                                      -----------------
      Total......................................               364,043
                                                      =================

The Company's subsidiary SM Chile schedules cash flow from lease receivables as follows:

                                                                  As of December 31, 2004
                                                           ---------------------------------------
Maturity                                                     Total         Unearned     Net lease
                                                           Receivable       Income      Receivable
                                                           ----------      --------      ---------
                                                              MCh$            MCh$         MCh$
2005 .............................................           108,447        (17,152)       91,295
2006 .............................................            77,945        (13,035)       64,910
2007 .............................................            58,970         (9,730)       49,240
2008 .............................................            42,880         (7,336)       35,544
2009 .............................................            35,533         (5,413)       30,120
Thereafter........................................            85,489        (12,745)       72,744
                                                          ----------------------------------------
      Total leasing contracts.....................           409,264        (65,411)      343,853
                                                          ========================================

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

r) Lease commitments (continued)

Leased assets consist principally of real estate, industrial machinery, vehicle, and computer equipment. The allowance for uncollectible lease receivable was MCh$5,861 as of December 31, 2004 (MCh$8,480 as of December 31, 2003), which forms part of the allowance for loan losses.

The rental expense on premises of the Company's subsidiary SM Chile was MCh$7,338, MCh$7,172 and MCh$7,080 for the years ended December 31, 2002, 2003 and 2004, respectively.

s) Advertising costs

The Company's subsidiary Madeco, expenses advertising costs when the related advertising has been published or aired. Advertising expenses amounted to ThCh$249,083, ThCh$526,462 and ThCh$505,644 for the years ended December 31, 2002, 2003 and 2004, respectively.

t) Recent accounting pronouncements

Other-Than-Temporary Impairments of Certain Investments

On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that have been delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings.

The FASB will be issuing implementation guidance related to this topic. Once issued, the Company Banking operations will evaluate the impact of adopting EITF 03-1.

Conditional Asset Retirement Obligations

In March 2005 the Financial Accounting Standards Board ("FASB") published FASB Interpretation 47, "Accounting for Conditional Asset Retirement Obligations". Interpretation 47 will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets.

Interpretation 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Interpretation 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

Interpretation 47 is effective for fiscal years ending after December 15, 2005. The Company is in process of analyzing the impact of the Interpretation on its results of operations and financial position.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

t) Recent accounting pronouncements (continued)

Stock Based Compensations

In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supersedes APB Opinion No, 25, "Accounting for Stock Issued to Employees". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.

The Company is required to adopt SFAS 123R in the year beginning January 1, 2006. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and the method to be use when adopting SFAS 123R. The impact on the Company consolidated results of operations and earnings per share has not been determined yet.

In February 2004, the International Accounting Standards Board ("IASB"), issued International Financial Reporting Standard (IFRS) 2, Share-based Payment. IFRS 2 requires that all entities recognize an expense for all employee services received in share-based payment transactions, using a fair-value-based method that is similar in most respects to the fair-value-based method established in Statement 123 and the improvements made to it by this Statement. The Company is in the process of analyzing the impact of the IFRS on its results of operations and financial position.

Inventory Costs

The FASB issued Statement of Financial Accounting Standards No.151 (SFAS 151), "Inventory Costs - an amendment of ARB No. 43, Chapter 4", which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after 15 June 2005. The Company is in process of analyzing the impact of this Statement on its results of operations and financial position.

u) Concentration of credit risk

u1) Non-financial services

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments and trade accounts receivable. The Company maintains cash and cash equivalents, marketable securities, and certain other financial instruments with various financial institutions. These financial institutions are located in Chile and other parts of the world, and the Company's policy is designed to limit exposure to any institution, the Company performs periodic evaluations of the relative credit standing of these financial institutions as part of the Company's investment strategy.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base being located in Chile, Argentine, Brazil and Peru; and no customer has outstanding receivables of more than 10%. The Company does not require collateral or security for its accounts receivable.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

u) Concentration of credit risk (continued)

u2) Financial services

In order to manage any credit risk associated with its derivative products, the Company's banking subsidiary grants lines of credit to transaction counterparties, in accordance with its credit policies, for each derivative transaction. The counterparty risk exposure is a function of the type of derivative, the term to maturity of the transaction and the volatility of the risk factors that affect the derivative's market value, which are managed by the Company's banking subsidiary on an on-going basis as market conditions warrant.

Guarantees in the form of performance bonds, stand by letters of credit and foreign office guarantees are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the performance bond as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the Bank for performance bonds. To mitigate credit risk, the Bank generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer's creditworthiness.

v) Sale and leaseback transactions

Leaseback transactions as of December 31, 2004 are detailed as follows:

     On March 30, 2001, the Company's indirect subsidiary Alusa, entered into a sale and leaseback contract on the Quilicura assets with Corpbanca in connection with restructuring its liabilities. The leaseback contract is repayable over 15 years and the following are the main features of the contract:

     Seller                      :   Alusa
     Purchaser                   :   Corpbanca
     Assets involved             :   Buildings and plant located in Quilicura
     Purchase price              :   UF 414,597
     Final value of contract     :   UF 641,265
     Number of installments      :   180 months
     Contract period             :   From March 30, 2001 to March 30, 2016
     Interest rate               :   2.7% semiannual (variable)

     This transaction had no effect on results.

     On July 30, 2002, the Company's indirect subsidiary Alusa, entered into a sale and leaseback contract on a Rotomec laminating machine, with Banco Security in connection with restructuring its liabilities. The leaseback contract is repayable over 36 months and the main features of the contract are as follows:

     Seller                      :   Alusa
     Purchaser                   :   Banco Security
     Assets involved             :   Rotomec laminating machine
     Purchase price              :   UF 8,335.08
     Final value of contract     :   UF 9,203.00
     Number of installments      :   36 months
     Contract period             :   From July 30, 2002 to July 30, 2005
     Interest rate               :   9.23% annual

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

     v) Sale and leaseback transactions (continued)

     This transaction resulted in a loss of ThCh$15,937 (historic pesos) on the sale of the assets which was recognized in its entirety in the income statement.

     On June 11, 2004, the Company's indirect subsidiary Alusa, signed an agreement for the Totani Bagging Machine model BH-60HV LLSC. Said transaction was agreed with Banco del Estado for a 36-month term and its purpose was restructuring the Company's liabilities, with these characteristics:

     Selling company             :   Alusa
     Buying company              :   Banco del Estado
     Goods involved              :   Totani Bagging Machine model BH-60HV LLSC
     Purchase price              :   UF 244.780
     Nominal value of contract   :   UF 264.643
     Number of installments      :   36 months
     Term of the agreement       :   From November 28, 2003 to December 28, 2006
     Interest rate               :   5.00% annual

     This transaction resulted in a gain of Th$4,563 on sale of plan and equipment, which was recognized in the income statement.

     On December 1, 2004, the Company's indirect subsidiary Alusa, signed an agreement for a Cone Machine. This transaction was carried out with Banco del Estado for a 36-month term and its purpose was restructuring the Company's liabilities and on May 11, 2004 that contract was novated with the following characteristics:

     Selling company             :   Alusa
     Buying company              :   Banco del Estado
     Goods involved              :   Cone Machine
     Purchase price              :   UF 2.736,49
     Nominal value of contract   :   UF 2.883,25
     Number of installments      :   36 months
     Term of the agreement       :   From November 28, 2003 to December 28, 2006
     Interest rate               :   7.05% annual

     This transaction had no effect on results.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Stock option plan in Madeco

The options exercise period was from September 30, 2004 to November 30, 2004, assuming the employee continued service to that date, with an exercise price of 24 Chilean pesos per share.

At an Extraordinary Shareholders' Meeting held on December 22, 2004, it was agreed to modify the placement value of remaining 311,186,276 shares destined to such compensation plans, setting a price of Ch$60 per share.

A summary of stock option activity for the Plan is as follows:

                                         For the Year Ended December 31,
                                        ---------------------------------
                                            2003               2004
                                        -------------     ---------------
                                           Number             Number
                                        -------------     ---------------

   Authorized at beginning of period      493,334,000         493,334,000
   Cancelled during the period                     --                  --
   Exercised during the period                     --         182,147,724
   Authorized at end of period            493,334,000         311,186,276

The Company applies Accounting Principles Board Opinion No.25 when accounting for stock options, and no compensation cost is recognized for grants made to employees when the grant price is greater than or equal to the market price of a common share on the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, net loss would have been increased to the proforma amounts indicated below:

                                                                        ---------------------
                                                                        Proforma net loss for
                                                                                 the
                                                                             years ended
                                                                          December 31, 2003
                                                                        ---------------------
                                                                               ThCh$
Net loss attributable to common shareholders, as reported .........         (20,152,183)
Add: Stock based employee compensation expense included in                           --
   reported net loss, net of tax related effects ..................
Deduct: total stock-based employee compensation expense                      (3,913,766)
   determined under fair value based method for all awards, net of related tax effect ..........................................
Proforma net loss .................................................         (24,065,949)
Loss per share ....................................................               (7.05)
As reported .......................................................               (8.43)

The per share weighted-average fair value of stock options granted during 2003 was ThCh$25.89. Such amount was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: 2003 - expected dividend yield of 0%, risk-free rate of 18 months, volatility of 27.16%.

(x) Employees collective bargaining agreements

As of December 31, 2004 approximately 67.28% of the Company's employees are covered by collective bargaining agreements. Of the employees covered by collective agreements, a 30.83% of them the collective agreements will expire into one year.

                         QUINENCO S.A. AND SUBSIDIARIES
          SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF QUINENCO S.A,
                             ("QUINENCO INDIVIDUAL")
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Schedule I - Condensed financial information of Quinenco S.A. ("Quinenco
             Individual")

1) Condensed balance sheets of Quinenco Individual under US GAAP as of December 31, 2003 and 2004 are as follows:

                                                                 As of December, 31
                                                        ------------------------------------
                                                            2003                  2004
                                                        -------------      -----------------
                                                            ThCh$                  ThCh$
Assets:
Current assets
Cash and time deposits .............................       11,926,634                422,831
Other current assets ...............................       20,227,193             13,039,853
                                                        -------------      -----------------
      Total current assets .........................       32,153,827             13,462,684
                                                        -------------      -----------------

Net property, plant and equipment ..................        6,320,289              4,969,552
                                                        -------------      -----------------

Other assets:
Investments in and advances to related companies ...      552,843,382            550,133,400
Other non-current assets ...........................      208,646,056            232,691,238
                                                        -------------      -----------------
      Total other assets ...........................      761,489,438            782,824,638
                                                        -------------      -----------------

      Total assets .................................      799,963,554            801,256,874
                                                        =============      =================

Liabilities and Shareholders' Equity:

Current liabilities ................................       32,306,842             33,137,578
Long-term liabilities ..............................      103,492,560             86,816,173

Shareholders' equity
Common stock .......................................      470,774,004            470,774,003
Reserves ...........................................      193,390,148            210,529,120
                                                        -------------      -----------------
                                                          664,164,152            681,303,123

      Total liabilities and shareholders' equity....      799,963,554            801,256,874
                                                        =============      =================

                         QUINENCO S.A. AND SUBSIDIARIES
          SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF QUINENCO S.A,
                             ("QUINENCO INDIVIDUAL")
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Schedule I - Condensed financial information of Quinenco S.A. ("Quinenco
             Individual") (continued)

2) Condensed income statements of Quinenco Individual under US GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows:

                                                             Year ended December, 31
                                                   --------------------------------------------
                                                       2002             2003            2004
                                                   ------------    ------------    ------------
                                                      ThCh$             ThCh$          ThCh$
Operating results:
Net sales ......................................             --              --              --
Cost of sales ..................................             --              --              --
Administrative and selling expenses ............     (4,548,957)     (5,497,403)     (4,893,206)
Other operating results ........................      5,210,888         743,449              --
                                                   ------------    ------------    ------------
     Operating income ..........................        661,931      (4,753,954)     (4,893,206)

Non-Operating results:
Non-operating income and expenses, net .........        227,715      34,441,487        (551,588)
Income taxes ...................................         68,432        (182,374)     (2,611,463)
Equity participation in income (loss) of related
   companies, net ..............................    (91,086,211)     30,986,942      46,735,602

     Income (loss) before cumulative change in
       accounting principle ....................    (90,128,133)     60,492,101      38,679,345
Cumulative change in accounting principle ......      4,961,332              --              --
                                                   ------------    ------------    ------------
     Net (loss) income .........................    (85,166,801)     60,492,101      38,679,345
                                                   ============    ============    ============

                         QUINENCO S.A. AND SUBSIDIARIES
          SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF QUINENCO S.A,
                             ("QUINENCO INDIVIDUAL")
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Schedule I - Condensed financial information of Quinenco S.A. ("Quinenco
             Individual") (continued)

3) Condensed statements of cash flows of Quinenco Individual under US GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows:

                                                                                Year ended December 31,
                                                                   -----------------------------------------------
                                                                       2002              2003             2004
                                                                   -------------    -------------    -------------
                                                                       ThCh$            ThCh$             ThCh$

      Net cash provided by operating activities                        1,757,019       49,076,991       (2,443,482)
                                                                   -------------    -------------    -------------
Cash flows from financing activities:
Proceeds from loans obtained from related companies ............              --       44,040,773       12,465,018
Proceeds from bond issuances ...................................              --               --               --
Dividends paid .................................................      (6,584,602)         (20,086)     (18,849,378)
Payment of debt ................................................        (191,266)     (16,330,077)              --
Payment of bonds ...............................................      (6,991,547)     (11,229,308)     (15,562,273)
Payment of loans obtained from related companies ...............     (36,836,987)              --               --
Other disbursements for financing ..............................         (24,117)         (53,801)       6,013,080
                                                                   -------------    -------------    -------------
    Net cash provided by (used in) financing activities ........     (50,628,519)      16,407,501      (15,933,553)
                                                                   -------------    -------------    -------------
Cash flows from investing activities:
Proceeds from sales of property, plant and equipment ...........              --           47,216          890,971
Proceeds from sales of permanent investments ...................              --       16,046,895               --
Payments received on loans to related companies ................     348,362,920               --               --
Other receipts from investments ................................      21,884,151       38,343,803               --
Additions to property, plant and equipment .....................          (7,724)        (571,499)         (41,614)
Long-term investments ..........................................    (284,142,282)     (44,460,705)          (4,288)
Other loans granted to related companies .......................              --     (104,288,474)              --
Other investment disbursements .................................        (207,340)              --               --
                                                                   -------------    -------------    -------------
    Net cash provided by (used in) investing activities ........      85,889,725      (94,882,764)         845,069
                                                                   -------------    -------------    -------------
Net cash flow for the year .....................................      37,018,225      (29,398,272)     (17,531,966)
Effect of price-level restatement on cash and cash equivalents .         248,839       (4,071,012)        (364,298)
Effect of exchange rate differences in cash and cash equivalents           3,487           (6,188)          (5,375)
    Net (decrease) increase in cash and cash equivalents .......      37,270,551      (33,475,472)     (17,901,639)
Cash and cash equivalents beginning of year ....................      24,822,329       62,092,880       28,617,408
                                                                   -------------    -------------    -------------
Cash and cash equivalents end of year ..........................      62,092,880       28,617,408       10,715,769
                                                                   =============    =============    =============

4) The following table presents long-term bank debt payable as of December 31, 2003 and 2004:

                                                             As of December 31, 2004

                                                         After 3       After 5
                          After 1 year   After 2 years  years but       years                      Total       Annual      As of
                            but within    but within    within 5     but within    After 10      long-term   interest    December,
             Currency        2 years        3 years       years       10 years       years        portion       rate        2003
  Financial institution
                               ThCh$         ThCh$        ThCh$         ThCh$        ThCh$         ThCh$         %         ThCh$

Banco Credito e
  Inversiones .      UF             --             --            --            --           --            --               8,376,230
                          ------------   ------------  ------------  ------------ ------------  ------------            ------------
Total .........                     --             --            --            --           --            --               8,376,230
                          ============   ============  ============  ============ ============  ============            ============

                         QUINENCO S.A. AND SUBSIDIARIES
          SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF QUINENCO S.A,
                             ("QUINENCO INDIVIDUAL")
           (expressed in constant Chilean pesos of December 31, 2004, unless otherwise stated)

Schedule I - Condensed financial information of Quinenco S.A.
             ("Quinenco Individual") (continued)

5) The following table presents bonds payable as of December 31, 2003 and 2004:

                                  Face value                    Interest                          Par value as of
Series                           outstanding      Currency        rate         Maturity            December 31,
                                                                                          -------------------------------
                                                                                              2003              2004
                                                                                          --------------   --------------
                                                                   %                          ThCh$             ThCh$
              A                       62,500         UF              6.2      30/04/2021         358,820        1,436,757
              B                      900,000         UF              6.2      30/04/2008      16,335,310       16,143,589
                                                                                          --------------   --------------
     Total current portion                                                                    16,694,130       17,580,346
                                                                                          ==============   ==============

              A                    1,937,500         UF              6.2      30/04/2021      34,686,125       33,551,784
              B                    2,250,000         UF              6.2      30/04/2008      54,630,450       38,963,363
                                                                                          --------------   --------------
     Total long-term portion                                                                  89,316,575       72,515,147
                                                                                          ==============   ==============

6) The following table presents a schedule of debt maturity in each of the next five years and thereafter as of December 31, 2004:

                                                   As of December 31,
                                                          2004
                                                   ------------------
                                                          ThCh$

       2005......................................          22,697,662
       2006......................................          17,749,976
       2007......................................          17,749,976
       2008......................................           9,957,304
       2009......................................           2,164,631
       Thereafter ...............................          24,893,259
                                                   -------------------
            Total  ..............................          95,212,808
                                                   ===================

7) The following table presents the dividends received by Quinenco Individual in the years ended December 31, 2002, 2003 and 2004:

                                                  Year ended December 31,
                               -------------------------------------------------------
                                   2002                2003                2004
                               -------------    -----------------   ------------------
                                  ThCh$               ThCh$               ThCh$
Dividends received ..........      6,853,966           59,561,846           8,478,854