Form 20-F
period 2005-12-31
QUINENCO SA
filed 2006-06-29
CIK 1040649

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 20-F

                                 ---------------

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

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

                                 ---------------

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

       Common stock, without par value ..................... 1,079,740,079

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

                             Item 17 |_|   Item 18 |X|

================================================================================

                                TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
INTRODUCTION.............................................................................................ii

         INCORPORATION BY REFERENCE.....................................................................iii
         EXCHANGE RATES AND CURRENCY....................................................................iii
         PRESENTATION OF MARKET SHARE AND OTHER INFORMATION..............................................iv
         FORWARD-LOOKING STATEMENTS.......................................................................v

PART I....................................................................................................1

         Item 1.  Identity of Directors, Senior Management and Advisers...................................1
         Item 2.  Offer Statistics and Expected Timetable.................................................1
         Item 3.  Key Information.........................................................................1
         Item 4.  Information on Us......................................................................10
         Item 5.  Operating and Financial Review and Prospects...........................................60

Contractual Obligations and Commercial Commitments.......................................................99

         Contractual Commitments.........................................................................99
         Commercial Commitments..........................................................................99
         Item 6.  Directors, Senior Management and Employees.............................................99
         Item 7.  Major Shareholders and Related Party Transactions.....................................109
         Item 8.  Financial Information.................................................................112
         Item 9.  The Offer and Listing.................................................................114
         Item 10.  Additional Information...............................................................118
         Item 11.  Quantitative and Qualitative Disclosures About Market Risk...........................129
         Item 12.  Description of Securities Other than Equity Securities...............................131

PART II.................................................................................................131

         Item 13.  Defaults, Dividend Arrearages and Delinquencies......................................131
         Item 14.  Material Modifications of the Rights of Security Holders and Use of Proceeds.........131
         Item 15.  Controls and Procedures..............................................................131
         Item 16.  (Reserved)...........................................................................132

PART III................................................................................................133

         Item 17.  Financial Statements.................................................................133
         Item 18.  Financial Statements.................................................................133
         Item 19.  Exhibits.............................................................................133

                                  INTRODUCTION

      Quinenco S.A. is a sociedad anonima abierta (open stock corporation) organized under the laws of the Republic of Chile ("Chile"). Unless the context otherwise requires, references herein to "Quinenco" are to Quinenco S.A. and references herein to "we", "us" and "our" are to Quinenco together with its consolidated subsidiaries and the companies in which Quinenco holds significant non-consolidated equity interests. References herein to "intermediate holding companies" are to subsidiaries of Quinenco through which, in certain cases, Quinenco holds its interest in the consolidated operating companies and certain equity investments. Unless the context otherwise requires:

Consolidated subsidiaries as of December 31, 2005:

      - "Hoteles Carrera" refers to Hoteles Carrera S.A., an 88.8%-owned consolidated subsidiary of Quinenco.

      - "Indalsa" refers to Industria Nacional de Alimentos S.A., a 99.1%-owned consolidated subsidiary of Quinenco, as of December 31, 2005. Indalsa was formerly known as Empresas Lucchetti S.A. ("Lucchetti"). On March 31, 2004, approximately 85% of Lucchetti's assets were sold, including trademarks and other intangible assets. As a result, on May 14, 2005, Lucchetti's name was changed. All references herein to will be made to Indalsa.

      - "LQIF" refers to LQ Inversiones Financieras S.A., a 99.8%-owned consolidated subsidiary of Quinenco, together with LQIF's consolidated subsidiary.

      - "Madeco" refers to Madeco S.A., a consolidated subsidiary 47.8%-owned by Quinenco, together with Madeco's consolidated subsidiaries.

      - "Telefonica del Sur " refers to Compania Nacional de Telefonos, Telefonica del Sur S.A., a consolidated subsidiary, 73.7%-owned by Quinenco through its subsidiary VTR S.A. ("VTR"), together with Telefonica del Sur's consolidated subsidiaries.

Non-consolidated subsidiaries and equity interests:

      - "Banco de Chile" refers to Banco de Chile, a 52.5% non-consolidated subsidiary of Quinenco, together with its consolidated subsidiaries.

      - "CCU" refers to Compania Cervecerias Unidas S.A., in which Quinenco owns an indirect 32.1% non-consolidated equity investment, together with CCU's consolidated subsidiaries.

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

      The condensed financial statements of Banco de Chile and Telefonica del Sur set forth in Item 4 of this Annual Report are derived from the financial statements of the respective companies which, as of and for the years ended December 31, 2005, 2004 and 2003 have been audited by Ernst & Young Servicios Profesionales de Auditoria y Asesoria Limitada ("Ernst & Young Limitada"), a member firm of Ernst & Young Global.

      The condensed financial statements of Madeco set forth in Item 4 of this Annual Report are derived from the financial statements of Madeco, which, as of and for the year ended December 31, 2005 and 2004, have been audited by Ernst & Young Limitada. As of and for the years ended December 31,

2003, Madeco's consolidated financial statements have been audited by Deloitte & Touche, Sociedad de Auditores y Consultores Ltda.

      The condensed financial statements of CCU set forth in Item 4 of this Annual Report are derived from the financial statements of CCU, which, as of and for the years ended December 31, 2005, 2004 and 2003 have been audited by PricewaterhouseCoopers, a member firm of PricewaterhouseCoopers International Limited.

      The condensed financial statements of Entel set forth in Item 4 of this Annual Report are derived from Entel's Annual Report corresponding to the years 2005, 2004 and 2003, the financial statements of which, as of and for the year ended December 31, 2005 and 2004 have been audited by Ernst & Young Limitada and as of and for the years ended December 31, 2003 have been audited by Deloitte & Touche.

                            REQUESTS FOR INFORMATION

      Written requests for copies of this Annual Report should be directed to Quinenco S.A., Enrique Foster Sur 20, 15th Floor, Las Condes, Santiago, Chile,
Attention: Cindi Freeman, Investor Relations Officer. Facsimile requests may be sent to (56-2) 245-6241. Telephone requests may be directed to (56-2) 750-7221 or (56-2) 750-7100. Email requests may be directed to cfreeman@lq.cl. Additional information, including this Annual Report, may be found on Quinenco's website at www.quinenco.cl or www.quinencogroup.com. The contents of Quinenco's website are not incorporated into this Annual Report.

                           INCORPORATION BY REFERENCE

      We incorporate by reference into this Annual Report on Form 20-F (1) Banco de Chile's financial statements at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 which are included as Item 18 of Banco de Chile's Annual Report on Form 20-F for the year ended December 31, 2005 ("Banco de Chile's Annual Report") and (2) Banco de Chile's Guide 3 Data which is included in Item 4 of such Annual Report in the section entitled "Information on Us - Selected Statistical Information".

      We also incorporate by reference into this Annual Report on Form 20-F (1) CCU's financial statements at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 which are included as Item 18 of CCU's Annual Report on Form 20-F for the year ended December 31, 2005 ("CCU's Annual Report").

                           EXCHANGE RATES AND CURRENCY

      We prepare our financial statements in Chilean pesos and in conformity with Chilean generally accepted accounting principles ("Chilean GAAP"). Chilean GAAP as applied by us differs in certain important respects from generally accepted accounting practices in the United States of America ("U.S. GAAP"). See
Note 27 to our audited Consolidated Financial Statements at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 (together with the notes thereto, the "Consolidated Financial Statements") contained elsewhere in this Annual Report for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and net shareholders' equity for the periods and as of the dates therein indicated.

      Unless otherwise indicated, financial data for all periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos as of December 31, 2005. See Notes 2(b) and 3 to the Consolidated Financial Statements. Transactions which are described herein and which have taken place during 2006 are stated in Chilean pesos as of the transaction date, unless otherwise indicated.

      In this Annual Report, references to "U.S. dollars", "dollars", "$" or "US$" are to United States dollars, references to "pesos" or "Ch$" are to Chilean pesos, and references to "UF" are to Unidades de Fomento, which are inflation-indexed, peso-denominated monetary units. The UF rate is set daily in advance based on changes in the previous month's inflation rate in Chile. See
Note 2(b) to the Consolidated Financial Statements. Percentages and certain dollar and peso amounts contained in this Annual Report have been rounded for ease of presentation. Due to the effects of rounding, certain totals may not appear to directly reflect the sums of their components. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos based on the Dolar Observado (the "Observed Exchange Rate") reported by the Banco Central de Chile (the "Central Bank of Chile" or "Central Bank") for December 31, 2005, which was Ch$512.5 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. The Observed Exchange Rate for June 8, 2006 was Ch$545.45 = per US$1.00.

               PRESENTATION OF MARKET SHARE AND OTHER INFORMATION

      The market share and other operating and statistical data contained in this Annual Report have been compiled by us based upon statistics and other information obtained from several third-party sources.

      Market shares of bank loans, risk indexes and other operating and statistical data for the financial services industry in Chile are estimated by Banco de Chile based on information published by the Chilean Superintendency of Banks and Financial Institutions ("SBIF").

      CCU's estimates of market share are based on estimates made by CCU of market share data and related sales volume information. These estimates are based on statistics published or made available by A.C. Nielsen Chile S.A., or Nielsen, in the case of beer, soft drinks, mineral water, pisco and wine sales in Chile; the Camara de la Industria Cervecera Argentina (Argentine Beer Industry Chamber, or CICA) in the case of beer sales in Argentina; the Asociacion Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or ANBER) in the case of soft drinks and mineral water; the Servicio Agricola Ganadero (Agricultural and Livestock Service, or SAG) in the case of wine sales in Chile; and the Asociacion de Vinas de Chile, A.G. (the Wineries of Chile Association) in the case of Chilean wine exports. CCU believes that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect its market share or industry sales volumes. For example, the Nielsen sampling frame includes only the metropolitan areas of Chile and not the rural areas of the country, where CCU believes its beer market share is higher than in the metropolitan areas, due to its distribution system. Likewise, the sales of one of CCU's Argentine competitors are not reflected in CICA's statistics because this company is not a member of CICA. Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares do not coincide with publicly available information of its sales volume and its competitors. As a consequence, CCU has revised the share estimates from the sources identified above for Chilean and Argentine beer sales and soft drink and mineral water sales to reflect what it believes is a more accurate measure of market shares, taking into account:

      o reports published by the Instituto Nacional de Estadisticas (the Chilean National Institute of Statistics, or the INE),

      o     CCU's internal sales data,

      o     sales information filed publicly by CCU's competitors, and

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

      Unless otherwise specified, per capita consumption data for countries in which we operate and all regions within them are based on relevant volume and consumption information provided by the sources described in this section and on data derived by us from public censuses of populations.

      Outside sources may use methodologies which are not identical to ours and may produce results that differ from our own estimates.

                           FORWARD-LOOKING STATEMENTS

      This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. They also relate to our future prospects, development and business strategies.

      These forward-looking statements are identified by the use of terms and phrases such as "anticipates", "believes", "could", "expects", "intends", "may", "plans", "predicts", "projects", "will" and similar terms and phrases. We caution you that actual results could differ materially from ours, depending on the outcome of certain factors, including, without limitation (1) adverse changes in the Chilean economy with respect to rates of inflation and economic growth, currency devaluations and other factors, (2) adverse changes in the international markets for our products, including markets in other Latin American countries, such as Brazil, Peru and Argentina, as well as markets in Asia and (3) other factors discussed under "Item 4B. Business Overview", "Item
5. Operating and Financial Review and Prospects" and "Item 7A. Major Shareholders" herein. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

A. Selected Financial Data

      The selected consolidated financial information included in the following table should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report. The summary financial data as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 is derived from our Consolidated Financial Statements, which have been audited by Ernst & Young Limitada, independent accountants and a member firm of Ernst & Young Global, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of Ernst & Young Limitada as experts in accounting and auditing.

      Our Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain material respects from U.S. GAAP.
Note 27 to our Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods and as of the dates covered thereby.

      In accordance with Chilean GAAP, financial data included in the Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2005. See Notes 2 b) and 3 to the Consolidated Financial Statements.

                                                                          At or for the Year Ended December 31,
                                             --------------------------------------------------------------------------------------
                                                   2001           2002           2003           2004            2005           2005
                                                   ----           ----           ----           ----            ----           ----
                                              (in millions of constant Ch$ or thousands of U.S. dollars, except per share amounts)
QUINENCO CONSOLIDATED
Income Statement Data:
Chilean GAAP:
Net sales .............................      Ch$523,667     Ch$425,038     Ch$379,501     Ch$396,282      Ch$421,968     US$823,351
Cost of sales .........................        (416,033)      (338,853)      (302,670)      (321,298)       (344,925)      (673,025)
Administrative and selling expenses ...         (88,285)       (75,163)       (63,295)       (46,856)        (46,397)       (90,530)
Operating income (loss) ...............          19,349         11,022         13,536         28,128          30,646         59,796
Operating income (loss) per share .....        Ch$17.92       Ch$10.21       Ch$12.54       Ch$26.05        Ch$28.38        US$0.06
Interest income .......................           8,770          5,736          3,110          2,032           3,046          5,944
Non-operating income...................         113,713         35,975        126,926         75,482         104,406        203,718
Interest expense ......................         (65,187)       (54,406)       (37,371)       (29,757)        (28,846)       (56,285)
Non-operating expense .................         (77,091)       (91,902)       (70,551)       (42,639)        (36,682)       (71,575)
Price-level restatement gain (loss) ...          (4,178)         5,387          2,009           (370)         (4,345)        (8,477)
Net foreign exchange gain (loss) ......          (7,566)       (14,928)         1,045            310          (1,034)        (2,018)
                                              ---------     ----------      ---------      ---------       ---------      ---------
Non-operating results
   (1)(2)(3)(4)(5)(6)(7) ..............         (31,539)      (114,138)        25,168          5,058          36,545         71,306
                                              ---------     ----------      ---------      ---------       ---------      ---------
Income (loss) before taxes and minority
   interests ..........................         (12,190)      (103,117)        38,704         33,186          67,191        131,103
Income taxes ..........................           5,247            152         (2,728)        (2,026)         (6,783)       (13,235)
                                              ---------     ----------      ---------      ---------       ---------      ---------
Income (loss) before minority interest           (6,943)      (102,965)        35,976         31,160          60,408        117,868
Minority interest .....................          24,076         22,011          4,052         (6,967)         (9,328)       (18,201)
                                              ---------     ----------      ---------      ---------       ---------      ---------
Net income (loss) .....................       Ch$17,133     Ch$(80,954)     Ch$40,028      Ch$24,193       Ch$51,080      US$99,667
                                              =========     ==========      =========      =========       =========      =========
Net income (loss) per share ...........        Ch$15.87      Ch$(74.98)      Ch$37.07       Ch$22.41        Ch$47.31        US$0.09
Dividends declared per share (8) ......           Ch$--        Ch$6.32          Ch$--       Ch$18.09        Ch$13.38        US$0.03
U.S. GAAP:
Net sales (Non-financial services)
   from continuing operations .........      Ch$428,362     Ch$334,472     Ch$317,502     Ch$396,272      Ch$384,854     US$750,935
Net interest revenue and expenses
   (Financial services) (2)(3) ........         257,622        279,073        241,315        278,656         424,307        827,916
Net income (loss) from continuing
   operations .........................          19,861        (51,333)        70,587         36,573          84,674        165,218
Loss from discontinuing operations,
   net of taxes and minority interest .          (6,467)       (36,900)        (7,917)         3,498           (973)         (1,899)
Net income (loss) .....................          13,394        (88,233)        62,670         40,071          83,701        163,319
Net income (loss) on continuing
   operations per share ...............       Ch$ 18.39      Ch$(47.54)      Ch$65.37       Ch$33.87        Ch$78.41        US$0.15
Net income (loss) on discontinued
   operations per share ...............       Ch$ (5.99)     Ch$(34.18)      Ch$(7.33)       Ch$3.24        Ch$(0.90)      US$(0.01)
Net income (loss) per share ...........        Ch$12.40      Ch$(81.72)      Ch$58.04       Ch$37.11        Ch$77.52        US$0.14
Balance Sheet Data: (at year end)
Chilean GAAP:
Cash and cash equivalents .............       Ch$58,453      Ch$99,838      Ch$59,794      Ch$43,957       Ch$95,422     US$186,189
Total current assets ..................         293,469        277,240        264,473        219,451         268,428        523,763
Property, plant and equipment .........         461,524        420,928        345,943        284,222         257,481        502,401
Total assets ..........................       1,724,592      1,633,598      1,477,486      1,384,096       1,362,522      2,658,579
Current liabilities ...................         282,657        325,751        171,934        149,397          99,752        194,639
Long-term liabilities .................         594,358        546,543        529,960        464,559         419,462        818,462
                                              ---------     ----------      ---------      ---------       ---------      ---------
Total liabilities .....................         877,015        872,294        701,894        613,956         519,214      1,013,101
Minority interest .....................          99,278         85,065        102,324        112,233         139,056        271,328
Shareholders' equity ..................         748,299        676,239        673,268        657,907         704,252      1,374,150
Number of shares ......................   1,079,740,079  1,079,740,079  1,079,740,079  1,079,740,079   1,079,740,079

U.S. GAAP:
Total assets (9) ......................   Ch$11,598,286  Ch$10,251,571  Ch$10,687,759  Ch$10,732,434   Ch$11,988,312  US$23,391,828
Non-financial services long-term
  liabilities .........................         526,244        514,146        492,051        408,855         356,647        695,897
Financial services borrowings .........       2,254,927      2,896,751      2,995,338      2,644,304       3,546,852      6,920,687
Capital stock .........................         487,722        487,722        487,722        487,722         487,722        951,652
Shareholders' equity ..................         744,952        661,313        688,074        705,830         756,211      1,475,534

----------

(1) In 2001, non-operating results included gains on the sales of shares of Entel of Ch$54,759 million.

(2) In 2001, our Consolidated Financial Statements under Chilean GAAP did not include the financial statements of Banco Edwards because banking operations are generally not consolidated with non-financial businesses in Chile. Under U.S. GAAP, the financial statements of Banco Edwards were consolidated in 2001. On January 1, 2002, Banco Edwards was merged with Banco de Chile.

(3) On March 27, 2001, Quinenco's interest in Banco de Chile reached 52.7%. Under Chilean GAAP, our Consolidated Financial Statements do not include the financial statements of Banco de Chile because banking operations generally do not consolidate with non-financial businesses in Chile. Under U.S. GAAP, the financial statements of Banco de Chile are consolidated. The income statement information under Chilean GAAP for Banco de Chile includes our proportional equity participation in the results of Banco de Chile from January 1, 2001.

(4) For the year ended December 31, 2002, Indalsa Peru S.A. ("ex-Lucchetti Peru") made non-recurring charges related to its plant closure in January 2003 of Ch$31,974 million. (5) In 2003, Quinenco received an arbitration settlement payment of Ch$38,266 million, included with non-operating results for the year ended December 31, 2003.

(6) On March 31, 2004, Lucchetti Chile S.A. ("Lucchetti Chile") was sold to a local food company for Ch$11,810 million (net of financial debt). The gain on sale of Ch$4,216 million was included with non-operating results for the year ended December 31, 2004.

(7) In 2005, non-operating results included gains on the sale of shares of Almacenes Paris/Cencosud and other investments of Ch$23,924 million.

(8) Indicates year of payment. The dividend distribution corresponds to the distribution of net income of the previous year.

(9) On November 25, 2005, our interest in Madeco decreased from 51.2% to 47.8%. Under Chilean GAAP, we continue to consolidate Madeco because we can exercise control through our majority in the Board of Directors. Under U.S. GAAP, we began to account for our investment in Madeco under the equity method as of November 2005.

Dividends

      The following table sets forth a five-year summary of dividends per share:

            Period (1)                    Cash Dividend Per Share    Cash Dividend per Share
           ------------                   -----------------------    -----------------------
                                              (in constant Ch$)         (U.S. dollars (2))
            2002 .....................               6.32                      0.01
            2003 .....................                 --                        --
            2004 .....................              18.09                      0.03
            2005 .....................              13.38                      0.03
            2006 (on May 10) .........              14.45                      0.03 (3)

            ----------
            (1) Indicates year of payment. The dividend distribution corresponds to the distribution of net income of the previous year.

            (2) Based on the exchange rate in effect on December 31 of each year.

            (3)   Based on the observed exchange rate in effect on May 10, 2006.

Exchange Rates

      Prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in those cases explicitly authorized by the Central Bank of Chile ("the Central Bank"). The Central Bank Act, which was enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign currency. The Central Bank Act now empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is formed by banks and other entities so authorized by the Central Bank. All payments and distributions with respect to Quinenco's American Depositary Shares ("ADSs") referred to in this Annual Report must be transacted in the Formal Exchange Market.

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

      Purchases and sales of foreign currency effected outside the Formal Exchange Market are carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"). The Informal Exchange Market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On June 8, 2006, the average exchange rate in the Informal Exchange Market was Ch$544.50 per U.S. dollar and the U.S. dollar Observed Exchange Rate was Ch$545.45 per U.S. dollar.

      The following table sets forth the low, high, average and period-end Observed Exchange Rates for U.S. dollars for each of the indicated periods starting in 2001 as reported by the Central Bank the following day. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

                          Daily Observed Exchange Rate
                                  (Ch$ per US$)

      Period                                    Low(1)         High(1)     Average(2)   Period - end
      ------                                    ------         -------     ----------   ------------
      2001 ..............................       557.13         716.62        634.94        654.79
      2002 ..............................       641.75         756.56        688.94        718.61
      2003 ..............................       593.10         758.21        691.40        593.80
      2004 ..............................       557.40         649.45        609.34        557.40
      2005 ..............................       509.70         592.75        559.77        512.50
      December 2005 .....................       509.70         518.38        514.33        512.50
      January 2006 ......................       513.18         535.36        524.48        524.37
      February 2006 .....................       516.91         532.35        525.70        517.33
      March 2006 ........................       516.75         536.16        528.77        526.18
      April 2006 ........................       511.44         525.40        517.33        514.97
      May 2006 ..........................       512.76         532.79        520.79        531.87
      June 2006 (through June 8) ........       529.91         545.45        535.87        545.45

----------
Source: Central Bank of Chile

(1) Rates shown are the low and high observed exchange rates, on a day-by-day basis, for each period.

(2)   The average of monthly average rates during the period reported.

D. Risk Factors

Certain Considerations Relating to Chile and Other Countries in Latin America

      We are predominantly engaged in business in Chile. Consequently, our results of operations and financial condition are to a large extent dependent on the overall level of economic activity in Chile. The Chilean economy has had GDP growth rates of 3.4%, 2.2%, 3.9%, 6.2% and 6.3% for the years 2001, 2002, 2003,
2004 and 2005, respectively. We cannot assure you of future rates of growth of the Chilean economy. Some of the factors that would be likely to have an adverse effect on our business and results of operations include future downturns in the Chilean economy, a return to the high inflation experienced by Chile in the 1970s and a devaluation of the Chilean peso relative to the U.S. dollar.

      In addition to our operations in Chile, some of our businesses operate in and export to Argentina, Brazil, Peru and other countries in Latin America that have at various times been characterized by volatile and frequently unfavorable economic, political and social conditions. Our business, earnings and asset values may be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, price and wage controls, exchange control regulations, taxation, expropriation, social instability and other political, economic or diplomatic developments in or affecting the specific countries in which we operate and Latin America in general.

      In 2001, a prolonged economic recession in Argentina culminated in an economic crisis. Although the Argentine economy has demonstrated a recovery during 2003, 2004 and 2005, exhibiting growth rates of 8.7%, 9.0% and 9.2%, respectively, there can be no assurance regarding future rates of growth relating to the Argentine economy. The economic deterioration in Argentina materially adversely affected the operations of Quinenco's subsidiary, Madeco, in Argentina in 2001 and 2002. See "Item 4. Information on the Company - Business Overview - Manufacturing--Madeco" and "Item 5. Operating and Financial Review and Prospects - E. Trend Information".

      Since 2003, the Argentine government has restricted natural gas exports to Chile due to internal supply problems. Prior to this restriction, Chile imported virtually all of its natural gas needs from Argentina. Chile is currently attempting to mitigate its dependence on natural gas from Argentina by using alternative fuel sources and expanding its sources for natural gas. To date, the Argentine gas supply restriction has not materially affected CCU or Madeco's production costs; however we cannot assure you as to what extent the restrictions may affect these companies' costs in the future.

Certain Considerations Relating to Us

      Future Capital Needs

      Our operations to date have required substantial amounts of capital, and we expect that we will be required to contribute substantial additional amounts of capital to support or expand existing businesses and to enter additional businesses in the future. In prior periods, Quinenco and its businesses have met capital needs through internally generated funds and issuances of debt and equity securities. We cannot assure you that capital will be available in the future as needed on reasonable terms. The inability to obtain capital would constrain our ability to support and/or expand our existing businesses and to maintain or enter new businesses. An unavailability of capital on reasonable terms could have a material adverse effect on our financial condition and results of operations.

      Holding Company Structure

      As a holding company, Quinenco's income and its ability to pay debt service obligations and dividends depend primarily upon receipt of dividends and distributions from its subsidiaries, equity investments and related companies. The payment of dividends by such subsidiaries, equity investments and related companies is, in certain instances, subject to restrictions and is contingent upon their earnings and cash flows. In addition, Quinenco's level of income has largely depended on the periodic sale of assets held for investment. We cannot assure you that Quinenco's subsidiaries will continue to distribute dividends, or that Quinenco will be able to generate the level of gains on the sale of investments that it has in the past.

      Equity Price Risk

      Many of our businesses are publicly traded entities whose equity value may vary depending on market value fluctuations. The equity value of our investments could be affected by downturns in the Chilean securities markets and other securities markets, including the New York Stock Exchange, where the equity securities of CCU, Madeco and Banco de Chile are also traded. Quinenco's common stock and ADRs and those of its listed subsidiaries may also experience low trading volumes, which could negatively affect their share price and liquidity.

      In addition, the market value of securities of Chilean companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in those countries may differ significantly from economic conditions in Chile, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Chilean issuers. We cannot assure you that the Chilean stock market will continue to grow or even sustain its gains and that the market value of Quinenco's securities would not be adversely affected by events elsewhere, especially in emerging market countries.

      Our Businesses

      We believe that our businesses face an increasingly high level of competition in the industries in which they operate. This increased competition is in part a result of recent consolidation in some of the industries in which these businesses operate. Increased competition is manifested in prices, costs and sales volumes of the products and services produced and marketed by our businesses. We cannot assure you that competition will not continue to increase in the future, including a possible ongoing trend of consolidation in certain industries. Increased competition could affect the profit margins and results of operations of our businesses, which as a result, could materially and adversely affect the dividend cash flow Quinenco receives from its businesses.

      Banking Regulation Restrictions

      Banco de Chile is also subject to regulation by the SBIF. In addition, it is subject to regulation by the Central Bank with regard to certain matters, including interest rates and foreign exchange. Pursuant to the Chilean General Banking Law, all Chilean banks may engage in additional businesses depending on the risk of the activity and the strength of the bank. The Banking Law also applies a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices to the Chilean banking system and limits the discretion of the SBIF to deny new banking licenses. We cannot assure you that regulators will not in the future impose more restrictive limitations on the activities of banks, including Banco de Chile, than those that are currently in effect. Any such change could have a material adverse effect on Banco de Chile's financial condition and results of operations.

      Banco de Chile's U.S. branches are subject to obligations imposed under consent orders

      Beginning in September 2004, the Office of the Comptroller of the Currency, or OCC, and the Board of Governors of the Federal Reserve System through the Federal Reserve Bank of Atlanta, together, the Federal Reserve, conducted targeted examinations of Banco de Chile's New York and Miami branches, respectively, to evaluate, among other things, their compliance with the U.S. Bank Secrecy Act, the Bank Secrecy Act, and other U.S. anti-money laundering requirements. As a result of their examinations, the OCC and the Federal Reserve identified certain deficiencies in the bank's internal controls, particularly in the areas of the Bank Secrecy Act and anti-money laundering compliance. As a result, on February 1, 2005, Banco de Chile agreed to the issuance by the OCC of a consent order, applicable to its New York branch, and the issuance by the Federal Reserve of a cease and desist order, applicable to its Miami branch. Pursuant to these orders, Banco de Chile has instituted an action plan that includes the maintenance of programs geared towards strengthening its compliance with the Bank Secrecy Act and U.S. anti-money laundering laws.

      On October 12, 2005, Banco de Chile entered into agreements with the OCC, and separately with the Financial Crimes Enforcement Network, or FinCEN, requiring a U.S.$3 million civil penalty, payable by its New York and Miami branches, to resolve allegations related to the Bank Secrecy Act, anti-money laundering compliance and related matters. Failure by Banco de Chile to satisfy the terms of the orders could result in additional supervisory actions against its New York and Miami branches, including the assessment of additional civil monetary penalties. See "Item 8. Financial Information--Legal Proceedings--Banco de Chile."

      SAOS may be obligated to sell shares of Banco de Chile's stock in the public market if it does not pay sufficient dividends

      As of December 31, 2005, Sociedad Administradora de la Obligacion Subordinada SAOS S.A. ("SAOS"), a wholly-owned subsidiary of SM Chile S.A., in which we hold a 52.8% interest, held 42.0% of Banco de Chile's shares as a consequence of its 1996 reorganization. The reorganization was partially due to Banco de Chile's 1989 repurchase from the Central Bank of certain non-performing loans that it had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term. Under the terms of a repayment obligation in favor of the Central Bank that SAOS assumed to replace the Central Bank subordinated debt, SAOS may be required to sell some of Banco de Chile's shares to the public. See "Item 4. Information on the Company--Finnancial Services--Banco de Chile."

      In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile S.A., 63.6% of Banco de Chile's shares as collateral for this indebtedness. As a result of Banco de Chile's merger with Banco de A. Edwards, the percentage of the bank's shares held by SAOS decreased to 42.0%. As a result of the share dividend paid by Banco de Chile in May 2006, the percentage further decreased to 41.4%. Dividends received by SAOS from Banco de Chile are the sole source of SAOS's revenue, which it must apply to repay this indebtedness. However, under SAOS's agreement with the Central Bank, Banco de Chile has no obligation to distribute dividends to its shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of Banco de Chile's capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of Banco de Chile stock owned by SAOS to pay the entire accumulated deficit amount. As of May 2, 2006, SAOS maintained a deficit balance with the Central Bank of Ch$10,480 million, equivalent to 1.67% of the bank's capital and reserves. As of the same date, Ch$125,250 million would have represented 20.0% of Banco de Chile's capital and reserves. If from time to time in the future Banco de Chile's shareholders decide to retain and capitalize all or part of its annual net income in order to finance the bank's future growth, and to distribute stock dividends among its shareholders, the Central Bank may require Banco de Chile to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If Banco de Chile distributes stock dividends and the Central Bank does not require Banco de Chile to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

      We are unable to determine the likelihood that the Central Bank would require SAOS to sell shares of Banco de Chile's common stock or that SAOS will otherwise be required to sell any stock dividends distributed by Banco de Chile, nor can we determine the number of such shares SAOS may be required to sell. If SAOS is required to sell shares of Banco de Chile's stock in the public market, that sale could adversely affect the prevailing market price of Banco de Chile's stock.

      Interest Rates and Foreign Currency Positions

      A portion of our debt is subject to variable interest rates, which could have an impact on us in periods in which interest rates increase. A risk also exists with respect to exchange rate fluctuations on assets and liabilities, including debt instruments maintained in foreign currencies. See "Item 11 Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk".

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

      Fluctuations in Prices of Copper and Aluminum

      Historically, international prices of both copper and aluminum have fluctuated greatly. Fluctuations in the price of copper, aluminum or both could have a material adverse effect on Madeco's business operations. Copper and aluminum prices are set by the London Metals Exchange, or LME. Using LME prices, Madeco sells its copper and aluminum products based on the amount of metal each contains. Madeco generally has been able to increase its selling prices in response to increased raw materials costs. However, we cannot assure you that it will be able to recover increases in the cost of copper and/or aluminum in the future. In addition, Madeco maintains significant copper and aluminum inventories for the production of its main products. A sharp decrease in the price of these raw materials would affect the value of its inventory and could result in losses for Madeco.

Certain Considerations Relating to Quinenco's Shares and ADSs

      Majority Shareholder

      As of the date of this Annual Report, we are controlled by the Luksic Group. Certain members of the Luksic Group beneficially own 82.8% of the shares of Quinenco. As long as Luksic Group members beneficially own a majority of the outstanding shares, the group will be able to elect a majority of the Directors of Quinenco and determine the outcome of the voting on substantially all actions that require shareholder approval. See "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions". We cannot assure you that the Luksic Group's interests will not differ from your interests.

      Dividends Affected by Exchange Conditions

      Quinenco's ADSs trade in U.S. dollars. Fluctuations in the exchange rate between certain Latin American currencies and the U.S. dollar are likely to affect the market price of the ADSs. For example, since our financial statements are reported in Chilean pesos, a decline in the value of the Chilean peso against the dollar would reduce our earnings as reported in U.S. dollars. Any dividend Quinenco may pay in the future would be denominated in Chilean pesos. A decline in the value of the Chilean peso against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend. A devaluation of the Brazilian, Argentine and/or Peruvian currency could also reduce our earnings in Chilean pesos and therefore the earnings reported in U.S. dollars.

      Holders of ADSs

      Due to the fact that you do not hold your shares directly, you are subject to the following additional risks:

      In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the ADS depositary cannot convert a foreign currency into dollars, you may lose some or all of the value of the distribution. We cannot assure you that the ADS depositary will be able to convert any currency at a specific exchange rate or sell any property, rights, shares or other securities at a specific price, or that any of such transactions can be completed within a specific time period.

      In order to vote at shareholders' meetings, if you are not registered on the books of the ADS depositary, you are required to transfer your ADSs for a certain number of days before a shareholders' meeting into a blocked account established for that purpose by the ADS depositary. Any ADSs transferred to this blocked account will not be available for transfer during that time. If you are registered on the books of the ADS depositary must give instructions to the ADS depositary not to transfer your ADSs during this period before the shareholders' meeting. You must therefore receive voting materials from the ADS depositary sufficiently in advance of the shareholders' meeting in order to make these transfers or give these instructions. We cannot assure you that you will receive voting materials in time to instruct the ADS depositary how to vote. It is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

      You may not receive copies of all of Quinenco's reports or those of the ADS depositary. You may have to go the ADS depositary's offices to inspect any reports issued.

      In the event Quinenco or its publicly traded subsidiaries fail to meet any of the continued listing requirements of the New York Stock Exchange or "NYSE", Quinenco's or its subsidiaries' ADSs may become subject to delisting at the option of the NYSE.

      Eligibility for Investment by Chilean Pension Funds

      Given that Chilean pension funds together constitute the most significant investor group in Chilean securities, any action taken by the Risk Classification Commission could affect the price and liquidity of our common shares and bonds.

      Madeco was notified in 2002 that the Comision Clasificadora de Riesgo (the "Risk Classification Commission"), which regulates the investment activities of pension funds in Chile, had ruled that as a result of the downgrading of the credit ratings of the company's securities and the deterioration of Madeco's financial situation, Chilean pension funds were further limited in the amount of debt securities or common shares of Madeco that they could hold. Although the rating agencies have since upgraded Madeco's rating and Chilean pension funds are no longer limited in the amount of debt securities or common shares of Madeco that they can hold, there can be no assurance that it will not be downgraded, and the holding of Madeco's securities by Chilean pension funds limited, in the future.

Item 4. Information on Us

A. Our History and Development

Overview

      We are one of the largest diversified companies engaged in the industrial and services sectors in Chile. We have invested in four main sectors of the economy: financial services; food and beverage; telecommunications and manufacturing. In addition, we hold investments in real estate development, among other sectors.

      We are among the market leaders in each of our major businesses in their respective markets, and as of December 31, 2005 provided:

      -     banking and other financial services through Banco de Chile;

      - beer, wine, soft drinks and other beverage production, bottling and distribution through CCU;

      - fixed line telephony and other telecommunications services through Telefonica del Sur;

      - copper and aluminum products and flexible packaging products through Madeco.

      In addition, as of December 31, 2005, we held a financial investment in Entel, a leading Chilean telecommunications provider. Additionally, we hold investments in Habitaria, real estate developer and Indalsa, which holds a 50% interest in a cookie and candy manufacturer.

      Quinenco, an open stock corporation, operates under the laws of the Republic of Chile. It was founded in 1957 as Forestal Quinenco S.A., a company engaged in logging and supplying wood to the Chilean coal mining industry. In the mid-1960s, Andronico Luksic Sr. acquired a majority interest in Quinenco. Quinenco's registered office is at Enrique Foster Sur 20, 14th Floor, Las Condes, Santiago, Chile and its telephone number is (56-2)750-7221. Quinenco's authorized representative in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, U.S.A. CT Corporation System's phone number is (212)894-8500.

      Our current structure is a result of transfers and consolidations among Luksic Group companies at various times, principally in September 1996. Prior to September 1996, the Luksic Group held interests in its businesses through several entities controlled by the Luksic family. During September 1996, these interests were combined within Quinenco through a series of transactions in order to consolidate the holdings of the Luksic Group. As a result of these transactions, Quinenco became the principal company through which the Luksic family is active in the industrial and financial sectors, except that the Luksic Group's interests in mining, railways and water continue to be held through another company. Although Quinenco continues to be the principal company through which the Luksic Group participates in the industrial and financial sectors, individual members of the Luksic family are not restricted from carrying out investments in these sectors individually or through other Luksic family companies.

      Over the years, our holdings have included Indalsa, formerly known as Lucchetti, which was acquired in 1965, Hoteles Carrera, acquired in 1979, Madeco, acquired in 1983, and Telefonica del Sur, acquired in 1987. Our interest in CCU was acquired in a joint venture in 1986. Habitaria, a joint venture with Ferrovial Inmobiliaria Chile Ltda., was established in 1998. We acquired control of Banco Edwards in 1999 and control of Banco de Chile in 2001. Banco Edwards merged into Banco de Chile in January 2002.

      As of the date of this Annual Report, we are controlled by the Luksic Group. Certain members of the Luksic Group beneficially own 82.8% of the shares of Quinenco. As long as Luksic Group members beneficially own a majority of the outstanding shares, the group will be able to elect a majority of the Directors of Quinenco and determine the outcome of the voting on substantially all actions that require shareholder approval. See "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions". We cannot assure you that the Luksic Group's interests will not differ from your interests.

DEVELOPMENTS DURING 2006

      Financial Services - Banco de Chile

      In an Extraordinary Shareholders' Meeting held on March 23, 2006, shareholders agreed to capitalize 30% of Banco de Chile's 2005 net income, equivalent to Ch$30,984 million. Subsequently, on May 11, 2006, the bank issued 957,781,060 fully paid-in shares, which were distributed at a ratio of 0.02461 shares for each Banco de Chile share held, to those shareholders registered with the bank as of May 5, 2006. Banco de Chile's total outstanding shares increased to 69,037,564,665 shares as of May 11, 2006. As a consequence of the share issue, we received 488,610,258 fully paid-in shares in Banco de Chile, and our economic rights in the bank increased from 29.2% to 29.5%.

      Food and Beverage - CCU

      During the month of March 2006, Inversiones y Rentas S.A.("IRSA"), the holding company which holds a controlling interest in CCU, increased its shareholding in CCU by 6,200,000 shares, equivalent to 2.0% of CCU's total outstanding shares. Following the share purchase, IRSA, which is jointly owned by Quinenco and Heineken, owned a 66.1% interest in CCU.

      Manufacturing - Madeco

      On May 5, 2006, in a public auction on the Santiago Stock Exchange, the remaining 192,802,758 shares of Madeco's capital increase initiated in 2005 were sold for Ch$9,351 million. As a result of the capital increase, Madeco's total outstanding shares increased to 5,541,192,887. Quinenco did not subscribe for additional shares, and as a consequence, its interest in Madeco decreased from 47.8% to 46.1%.

      Telecommunications - Entel

      On April 25, 2006, at Entel's General Ordinary Shareholders' Meeting, shareholders elected a new Board of Directors for a three year term. Our representative on the Board was not re-elected. As a consequence, Quinenco will no longer account for its investment in Entel using the equity method investment and will account for its investment in Entel using the cost method as of March 31, 2006.

DEVELOPMENTS DURING 2005

      Quinenco

      On March 22, 2005, we sold 18,718,155 shares we held in Almacenes Paris for Ch$960 per share, equivalent to 27.33% of our total 11.41% shareholding, to Cencosud S.A. as part of a tender offer launched in March by the retailer. Our cash proceeds were Ch$18,760 million, resulting in a gain on sale of Ch$8,729 million. The remaining 49,771,252 shares of Almacenes Paris held by us were exchanged for 41,926,756 shares of Cencosud, in accordance with the terms of the tender offer. The Cencosud shares were valued on the March 22, 2005 exchange date at Ch$38,153 million. The exchange of shares generated an additional one-time gain of Ch$13,159 million. Between April and July 2005, we sold our entire interest in Cencosud for Ch$40,436 million, which resulted in an additional gain on sale of Ch$754 million.

      In October 2005, Quinenco issued Series D bonds in the Chilean market for a total amount of UF2,700,000. The term of the bonds is eight years. Proceeds from the bond issue were used to refinance existing bond indebtedness (Series
B).

      Financial Services - LQIF

      In 2005, LQIF exchanged 47,866,985 shares of SM Chile Series E shares for an equal number of shares of Banco de Chile, pursuant to the exchange program approved by SM Chile's Board of Directors on April 28, 2005. The share exchange did not affect LQIF's voting interest or economic interest in Banco de Chile.

      Financial Services - Banco de Chile

      Between March 24, 2005 and August 2, 2005, Banco de Chile sold 1,701,994,590 shares held by the bank in treasury on the open market in accordance with its stock repurchase program for Ch$34.5 per share for a total of Ch$57,637 million. Quinenco's voting and economic interest in Banco de Chile following the share offering decreased from 53.5% and 29.9% to 52.2% and 29.2%, respectively.

      Food and Beverage - CCU

      On March 13, 2005, CCU and its subsidiary, Pisconor S.A. ("Pisconor"), entered into an agreement with Cooperativa Agricola Control Pisquero de Elqui y Limari Ltda. ("Control") to produce and commercialize pisco and pisco-based beverages in Chile. The newly established entity, Compania Pisquera de Chile S.A., to which the companies contributed assets, commercial brands and - in the case of Control - some financial liabilities, is 80%-owned by CCU.

      During the month of July 2005, IRSA, the holding company which holds a controlling interest in CCU, increased its shareholding in CCU by 8,099,074 shares, equivalent to 2.5% of CCU's total outstanding shares. Following the share purchase, IRSA, which is jointly owned by Quinenco and Heineken, owned a 64.2% interest in CCU.

      Manufacturing - Madeco

      In April 2005, Madeco announced that it had reached an agreement with Corning International Corporation regarding their Brazilian joint venture subsidiary, Optel Ltda. ("Optel"). Optel is an optical fiber cable producer with installations in Brazil and Argentina. Corning agreed to sell Madeco its 50% share in Optel for the nominal amount of R$1 (one Brazilian Real).

      In November 2005, pursuant to approval by shareholders at an extraordinary shareholders' meeting held on September 2, 2005, Madeco initiated a Ch$52,000 million (historic value) capital increase. Quinenco subscribed for and purchased 281,781,912 shares for Ch$13,672 million (historic value). Madeco issued a total of 907,197,242 shares for Ch$44,017 million (historic value). Total subscribed and paid capital as of December 31, 2005 amounted to 5,348,390,129 shares. As a result of the capital increase, Quinenco's interest in Madeco decreased from 51.2% to 47.8%.

      Real Estate - Habitaria

      In 2005, Habitaria substantially reduced its real estate development activities and confined itself to selling its remaining stock of apartments and homes. It also holds three pieces of land adjacent to existing projects that were originally purchased to be developed as later phases of these projects. It is currently evaluating if it will develop those properties or sell them to a third party.

B. Business Overview

Financial Services - LQIF

      Our investments in the financial services sector are held by a 99.8%-owned intermediate holding company, LQIF. LQIF was formed on August 15, 2000 with initial capital of Ch$10 million (historic value). Since its creation, it has served as the vehicle for Quinenco's investments in the financial services sector, which, until their merger on January 1, 2002, included a 51.2% interest in Banco Edwards and a 52.7% interest in Banco de Chile. As a consequence of the merger, LQIF's interest in Banco de Chile, the surviving entity, was 52.2%. In 2004, as a result of a share repurchase carried out by Banco de Chile, Quinenco's voting rights increased from 52.2% to 53.5% and its economic rights in Banco de Chile increased from 29.2% to 29.9%. In 2005, Banco de Chile resold the shares it had acquired in 2004, and Quinenco's voting rights decreased from 53.5% to 52.2% and its economic rights in the bank decreased from 29.9% to 29.2%.

      LQIF's interest in Banco de Chile is currently being accounted for as a non-consolidated equity-method interest under Chilean GAAP, in accordance with authorization from the Superintendency of Securities and Insurance ("SVS"). For further information regarding the results of Banco de Chile, whose results are not consolidated into our financial statements, reference is made to Banco de Chile's Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

      At December 31, 2005, as a percentage of Quinenco's total investments, the investment in Banco de Chile represented approximately 68% of total investments at the corporate level, and as a percentage of total consolidated assets, the investment represented 46% of total consolidated assets.

Financial Services - Banco de Chile

      We do not consolidate Banco de Chile's results, which are accounted for on an equity-method investment basis in our Consolidated Financial Statements. For further information regarding the results of Banco de Chile, reference is made to Banco de Chile's Annual Reports on Form 20-F for the fiscal year ended December 31, 2005.

      Banco de Chile reported net income of Ch$180,724 million, of which Ch$52,769 million corresponded to our interest in 2005.

      Founded in 1893, Banco de Chile, for much of its history, has been one of the largest and most profitable Chilean banks in terms of return on assets and shareholders' equity. It is a full-service financial institution engaged principally in commercial banking in Chile, providing general banking services to a diverse customer base through a wide variety of credit and non-credit products, servicing all segments of the Chilean financial market. Banco de Chile offers international banking services through its branches in New York and Miami, its trade services subsidiary in Hong Kong, representative offices in Buenos Aires, Sao Paulo and Mexico City and a worldwide network of correspondent banks. It also offers, through its subsidiaries, a variety of non-banking financial services including securities brokerage, mutual fund management, financial advisory services, factoring, insurance brokerage, securitization, collection and sales services.

      According to information provided by the SBIF, Banco de Chile was the second-largest bank in Chile in terms of total lending (net of interbank loans), with an 18.2% market share as of December 31, 2005.

      As of December 31, 2005, we owned 13,819,171,849 ordinary shares of Banco de Chile, which represented 20.30% of the outstanding shares of Banco de Chile, 377,528,973 shares of SM Chile's Series A shares, which represented 66.5% of the outstanding Series A shares of SM Chile, 5,811,598,701 shares of SM Chile's Series B shares, which represented 52.83% of the outstanding Series B shares of SM Chile and 223,364,308 shares of SM Chile's Series D shares, which represented 52.0% of the outstanding Series D shares of SM Chile. Through the ownership of these shares, we have a 52.2% voting interest and a 29.2% economic interest in Banco de Chile. See "- Business Overview, Banco de Chile" for a description of the rights of the Central Bank over cash dividend distributions in connection with Banco de Chile's subordinated debt obligation to the Chilean Central Bank.

      We began acquiring shares of Banco de Chile in 1999 and in 2001, through our subsidiary, LQIF, we became the bank's largest shareholder with a 52.7% voting interest and 17.8% of the total dividend rights. Our interest in Banco de Chile is held through shares of Banco de Chile and through shares of SM Chile. The carrying cost of our aggregate investment in Banco de Chile was Ch$411,398 million as of March 31, 2001 (historic value).

      Merger of Banco Edwards with Banco de Chile

      Pursuant to authorizations from the SBIF and a majority of the shareholders from both banks, Banco de Chile, a 52.7%-owned subsidiary and Banco Edwards, a 51.2%-owned subsidiary , merged operations effective January 1, 2002. As a consequence of the merger, Banco Edwards was absorbed by Banco de Chile, the surviving entity and legal successor.

      Under the terms of exchange, Banco Edwards constituted 34% of the equity of the surviving entity and Banco de Chile, 66% of the surviving entity. Following the merger, through LQIF, we had a 52.2% interest in the voting rights of Banco de Chile and a 29.2% economic interest corresponding to dividend rights.

      Capitalization of 30% of Banco de Chile's 2005 Net Income

      In an Extraordinary Shareholders' Meeting held on March 23, 2006, shareholders agreed to capitalize 30% of Banco de Chile's 2005 net income, equivalent to Ch$30,984 million. Subsequently, on May 11, 2006, the bank issued 957,781,060 fully paid-in shares, which were distributed at a ratio of 0.02461 shares for each Banco de Chile share held, to those shareholders registered with the bank as of May 5, 2006. Banco de Chile's total outstanding shares increased to 69,037,564,665 shares as of May 11, 2006. As a consequence of the share issue, we received 488,610,258 fully paid-in shares in Banco de Chile, and our economic rights in the bank increased from 29.2% to 29.5%.

      Share Repurchase Program

      On March 25, 2004, Banco de Chile's board of directors resolved to make a tender offer for 1,701,994,590 of its own shares, representing 2.5% of total capital at a purchase price of Ch$31 per share. The tender offer expired on April 26, 2004 and 5,000,844,940 shares were tendered. As a consequence of the share repurchase, Quinenco's economic rights in Banco de Chile increased from 29.2% to 29.9%.

      On March 24, 2005, Banco de Chile's board of directors resolved to resell 1,701,994,590, or 100%, of the shares it acquired in 2004 through its share repurchase program. On May 5, 2005, the Central Bank set a sale price of UF0.002031, equivalent to Ch$35.10 per share. Of the shares to be resold, 968,822,755, or 1.42% of shares outstanding, were offered to shareholders for a 30-day preemptive rights period that ended June 22, 2005. 1,114,857 shares were sold during this period. The remaining 733,171,835 shares, or 1.08% of shares outstanding, were offered in a tender offer to SM-Chile's series A, B and D shareholders which began on June 23, 2005 and closed on July 22, 2005. The 1,699,220,748 shares that were not resold to Banco de Chile's shareholders or SM-Chile's series A, B or D shareholders in the preemptive offering or tender offer, as applicable, were sold in a public offering in the Santiago Stock Exchange from July 26, 2005 to August 1, 2005. The settlement date was August 2, 2005. Following the resale of shares, Quinenco's economic rights in Banco de Chile decreased from 29.9% to 29.2%.

      Exchange of Series E Shares

      In 2005, LQIF exchanged 47,866,985 shares of SM Chile Series E shares for an equal number of shares of Banco de Chile, pursuant to the exchange program approved by SM Chile's Board of Directors on April 28, 2005. The share exchange did not affect LQIF's voting interest or economic interest in Banco de Chile.

      Subordinated debt

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

      The repayment terms of Banco de Chile's Central Bank subordinated debt, which at December 31, 1989 equaled approximately US$2.17 billion, required that a certain percentage of its income before provisions for the subordinated debt be applied to repay the obligation. The Central Bank subordinated debt did not have a fixed maturity and payments were to be made only to the extent that the bank earned income before provisions for the Central Bank subordinated debt.

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

      This Central Bank indebtedness, for which SAOS is solely responsible and for which there is no recourse to Banco de Chile or SM Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced but had terms that differed in certain respects, including a rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of Banco de Chile shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF. SAOS is not required to record the entire balance of the subordinated debt obligation as a liability, but instead accrues a liability equal to its share of dividends receivable from Banco de Chile. As a result, the subordinated debt is not included in the accounts of SM Chile, which is accounted for under equity method investments in the Chilean GAAP financial statements of Quinenco. The balance of the subordinated debt as of May 2, 2006, including accrued interest, was UF49,220,408.

      In exchange for assuming the Central Bank indebtedness, SAOS received from SM Chile 63.6% of the shares of Banco de Chile, which serve as collateral for the Central Bank indebtedness. As a result of its merger with Banco Edwards effective on January 1, 2002, the percentage of Banco de Chile shares held by SAOS decreased to 42.0%. As a result of the share dividend paid in May 2006, the percentage further decreased to 41.4%. Dividends received from Banco de Chile are the sole source of SAOS's revenue, which it must apply to repay the Central Bank indebtedness. However, under SAOS's agreement with the Central Bank regarding SAOS's Central Bank indebtedness, Banco de Chile has no obligation to distribute dividends to shareholders. To the extent dividend revenues are not sufficient to pay the amount due on any installment, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. In the event the cumulative deficit balance exceeds an amount equal to 20% of Banco de Chile's capital and reserves, SAOS may be required by the Central Bank to sell a sufficient number of shares of the stock owned by SAOS to pay the entire accumulated deficit amount. As of May 2, 2006, after distribution of its annual dividend, SAOS maintained a deficit balance with the Central Bank of Ch$10,480 million, equivalent to 1.7% of Banco de Chile's capital and reserves. As of the same date, Ch$125,250 million would have represented 20% of the bank's capital and reserves.

      In the event that Banco de Chile's shareholders decide to retain and capitalize all or part of its annual net income in order to finance the bank's future growth, and to distribute stock dividends among its shareholders, the Central Bank may require the bank to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If Banco de Chile distributes stock dividends and the Central Bank does not exercise the option to require cash, the resulting shares received by SAOS are required to be sold by SAOS in the following 12 months. The shareholders of SAOS have the right of first refusal with respect to such shares.

      The following diagram presents in summary form the ownership structure of Banco de Chile as of May 12, 2006:

                                ---------------

                                  SM CHILE S.A

                                ---------------
                                        |   |
                                        |   |  100%
                                        |   ------------------------
                                        |                           |
              ---------------           |                     ---------------
                                        |
                  Public                |
                Shareholders            |   17.6%                SAOS S.A.
                                        |
              ---------------           |                     ---------------
                    |                   |                           |
                    |                   |                           |
                    |                   |                           |
                    |---------------    |                           |
                           41.0%   |    |    -----------------------
                                   |    |    |  41.4%
                                   |    |    |
                                ---------------

                                    BANCO DE
                                     CHILE

                                ---------------

      Founded in 1893, Banco de Chile, for much of its history, has been one of the largest and most profitable Chilean banks in terms of return on assets and shareholders' equity. According to information provided by the SBIF, Banco de Chile was the second-largest bank in Chile in terms of total lending (net of interbank loans), with an 18.2% market share as of December 31, 2005.

      Strategy. Banco de Chile's long-term strategy is to maintain and enhance its position as a leading bank in Chile, providing a broad range of financial products and services to corporations and individuals nationwide. As part of its strategy, Banco de Chile operates under a multi-brand approach in order to target different market segments and leverage its strongly positioned brand names, "Banco de Chile," Banco de A. Edwards," "Banchile," "Banco CrediChile" and "Leasing Andino". The strategy focuses on: (i) expanding its retail customer base; (ii) expanding its fee based services; (iii) maximizing operating efficiencies; and (iv) providing competitive international products and services.

      The following table shows selected financial information of Banco de Chile and its subsidiaries at or for the years ended December 31, 2003, 2004 and 2005:

           Banco de Chile and Subsidiaries                            2003                2004                2005
                                                                      ----                ----                ----
                                                                   (in millions of constant Ch$, except percentages)
Interest revenue.............................................     Ch$455,241           Ch$562,933          Ch$680,149
Interest expense.............................................       (216,876)            (222,636)           (310,351)
                                                                    --------             --------            --------
Net interest revenue.........................................        238,365              340,297             369,798
Net interest margin..........................................            2.8%                 3.8%                4.1%

Provisions for loan losses...................................        (63,830)             (76,158)            (55,014)
Total fees and income from services, net.....................        101,787              131,408             137,793
Total other operating income, net............................        102,357               15,031              10,860
Total Other income and expenses (net):
     Loan loss recoveries....................................         26,963               34,950              32,986
     Other income and expenses, net..........................        (11,531)             (11,036)             (6,394)
Minority interest............................................             (2)                  (1)                  -
Total operating expenses.....................................      (236,4261             (249,623)           (276,464)
Loss from price-level restatement............................         (4,286)              (7,735)            (11,450)
Income taxes.................................................        (14,763)             (19,010)            (21,391)
                                                                    --------             --------            --------
Net income...................................................     Ch$138,634           Ch$158,123          Ch$180,724
                                                                    ========             ========            ========

Total assets................................................    Ch$9,822,473         Ch$9,996,575       Ch$10,692,761
Total liabilities............................................      9,083,735            9,297,758           9,917,654
Shareholders' equity.........................................        738,738              698,817             775,107
Quinenco's interest % (1)....................................           52.2%                53.5%               52.2%

----------
(1)   Corresponds to voting rights in Banco de Chile.

      The following table provides information on the composition of Banco de Chile's loan portfolio and contribution to consolidated net income before tax by segment for the year ended December 31, 2005:

                                                                                           Consolidated net
                                                                                                 income
                                                                     Loans                   before tax (1)
                                                     ----------------------------------    ----------------
                                                      (in millions of constant Ch$, except for percentages)
Retail market...............................          Ch$3,399,892             41.4%           Ch$114,556
Wholesale market............................             4,429,620             54.0                64,992
International banking.......................               206,394              2.5                (6,101)
Treasury and money market operations........                26,791              0.3                15,751
Operations through subsidiaries.............               143,227              1.8                26,522
Other (adjustments and eliminations)........                    --               --               (13,605)
                                                     -------------        ---------           ------------
   Total....................................          Ch$8,205,924            100.0%            Ch$202,115
                                                     =============        =========           ============

----------
(1) Consolidated net income before tax consists of the sum of operating revenues and other income and expenses, net, and the deduction for operating expenses and provisions for loan losses. The net income before tax breakdown shown is used for Banco de Chile's internal reporting, planning and marketing purposes and is based on, among other things, its estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some respects from breakdowns of its operating income for financial reporting and regulatory purposes.

         The following table provides consolidated operating revenues allocated among Banco de Chile's principal business areas as of December 31 of each year:

Banco de Chile and Subsidiaries                                            Operating Revenues
                                                             -----------------------------------------------------
                                                                   2003                   2004                2005

                                                                            (in millions of constant Ch$)
Retail market...............................                 Ch$231,713             Ch$259,127          Ch$285,020
Wholesale market............................                    114,621                106,933             118,486
International banking.......................                     16,565                 12,177              13,833
Treasury and money market operations........                     22,535                 28,175              18,831
Operations through subsidiaries.............                     56,175                 68,058              70,074
Other (adjustments and eliminations)........                        900                 12,266              12,207
                                                            -----------          -------------       -------------
   Total....................................                 Ch$442,509             Ch$486,736          Ch$518,451
                                                            ===========          =============       =============

         The following table provides a geographical market breakdown of Banco de Chile's operating revenues as of December 31 of each year:

Banco de Chile and Subsidiaries                                             Operating Revenues
                                                             -----------------------------------------------------
                                                                   2003                   2004                2005
                                                                           (in millions of constant Ch$)
Chile.......................................                 Ch$426,938             Ch$475,312          Ch$504,876
    Banking operations......................                    370,764                407,253             434,976
    Operations through subsidiaries.........                     56,174                 68,059              69,900

Foreign operations..........................                     15,571                 11,424              13,575
    New York................................                     12,567                  8,985              10,570
    Miami...................................                      3,004                  2,439               2,831
    Operations through subsidiaries.........                         --                     --                 174
                                                            -----------          -------------       -------------
Total.......................................                 Ch$442,509             Ch$486,736          Ch$518,451
                                                            ===========          =============       =============

Retail Market

      Banco de Chile's retail market business area serves the financial needs of individuals and middle market companies through its branch network comprised of 248 branches.

      As of December 31, 2005, loans to the retail market represented 41.4% of Banco de Chile's total loans outstanding, and the retail market business area accounted for approximately Ch $114,556 million of its net income before tax for the year.

      The following table sets forth the composition of Banco de Chile's retail market business area's loan portfolio as of December 31, 2005:

              Banco de Chile and Subsidiaries                        As of December 31, 2005
                                                          -------------------------------------------
                                                          (in millions of constant Ch$ as of December
                                                                  31, 2005, except for percentages)
              Consumer loans.........................               Ch$860,186          25.3%
              Commercial loans.......................                  738,003          21.7
              Mortgage loans.........................                  585,628          17.2
              Leasing contracts......................                  107,979           3.2
              Contingent loans.......................                   34,581           1.0
              Foreign trade loans....................                   22,786           0.7
              Other loans(1).........................                1,050,729          30.9
                                                                 -------------      --------
                 Total...............................             Ch$3,399,892         100.0%
                                                                 =============      ========

      (1) Other loans include primarily mortgage loans financed by general borrowings and factoring loans.

      The retail market business area is served by two divisions: (i) the individuals and middle market division and (ii) the Banco CrediChile division.

Individuals and Middle Market Division

      The individuals and middle market division is responsible for offering financial services to individuals with incomes of over Ch$380 thousand monthly (or Ch$4.6 million annually) and to small and medium-sized companies with annual sales of up to Ch$1,200 million. The individuals and middle market division manages that portion of the branch network that operates under the brand names Banco de Chile and Banco Edwards. Banco de Chile had 177 such branches at December 31, 2005.

      At December 31, 2005, the individuals and middle market division served more than 385,000 individual customers and over 42,000 companies, resulting in loans outstanding to approximately 328,000 debtors, including approximately 43,557 residential loans, 32,081 commercial loans, 296,062 approved lines of credit, 164,523 other consumer loans and 315,244 credit card accounts. At the same date, Banco de Chile maintained 407,813 checking accounts, 147,320 savings accounts and 84,686 time deposits related to individuals.

      As of December 31, 2005, loans originated by the individuals and middle market division represented 38.6% of the bank's total outstanding loans. The following table sets forth the composition of Banco de Chile's portfolio of loans to individuals and middle market companies as of December 31, 2005:

                                                                        As of December 31, 2005
                                                           -----------------------------------------------
                                                           (in millions of constant Ch$ as of December 31,
                                                                    2005, except for percentages)
        Consumer loans..................................              Ch$685,637              21.6%
        Commercial loans................................                 737,916              23.3
        Mortgage loans..................................                 537,018              17.0
        Leasing contracts...............................                 107,418               3.4
        Contingent loans................................                  34,575               1.1
        Foreign trade loans.............................                  22,786               0.7
        Other loans(1)..................................               1,041,573              32.9
                                                                    ------------             -----
           Total........................................            Ch$3,166,923             100.0%
                                                                    ============             =====

----------
      (1) Other loans include primarily mortgage loans financed by our general borrowings and factoring loans.

      The principal financial services offered to individuals include checking accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, housing loans, consumer loans, life insurance, general insurance, savings instruments, mutual funds, stock trading and foreign currency services.

      Consumer Installment Loans

      Consumer installment loans are denominated in both pesos and UF, bear interest at fixed or variable rates of interest and generally are repayable in installments of up to 36 months. At December 31, 2005, Banco de Chile had Ch$441,375 million in consumer installment loans, which accounted for 64.4% of the retail market business area consumer loans.

      Mortgage Loans

      At December 31, 2005, there were outstanding mortgage loans to individuals of Ch$443,375 million, which represented 13.0% of the retail market total loans and 5.4% of the bank's total loan portfolio.

      Residential mortgage loans generally have maturities between five and 30 years and are denominated in UF. To reduce the bank's exposure to interest rate fluctuations and inflation with respect to its residential loan portfolio, a portion of these residential loans are currently funded through the issuance of mortgage finance bonds, which are recourse obligations with payment terms that are matched to the residential loans and which bear a real market interest rate plus a fixed spread over the rate of change in the UF.

      Credit Cards

      As of December 31, 2005, Banco de Chile had 317,571 valid credit card accounts, with 458,896 credit cards issued to individuals. Total charges on its credit cards during 2005 amounted to Ch$479,490 million, with Ch$418,804 million corresponding to purchases and service payments in Chile and abroad and Ch$60,686 million corresponding to cash advances (both within Chile and abroad). These charge volumes represent a 27.2% market share in terms of volume of use of bank credit cards issued in Chile.

      As of December 31, 2005, the bank's credit card loans to individuals amounted to Ch$92,021 million and represented 13.4% of the retail market business area's consumer loans.

      Banco de Chile is affiliated with Transbank S.A. and Nexus S.A., to provide them with merchant acquisition and credit card processing services. As of December 31, 2005, Transbank had 17 shareholders and Nexus had seven shareholders, all of which are banks. As of December 31, 2005, Banco de Chile's equity ownership in Transbank was 17.4% and its equity interest in Nexus was 25.8%.

      Debit Cards

      Banco de Chile has different types of debit cards. As of September 30, 2005, the bank had a 29.3% market share of debit card transactions, with approximately 11 million transactions performed as of that date.

      Lines of Credit

      Banco de Chile had approximately 294,600 approved lines of credit to individual customers as of December 31, 2005 and outstanding advances to 197,024 individuals totaling Ch$150,998 million, or 5.8% of the retail market total loans. Individual lines of credit are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in pesos and bear interest at a rate that is set monthly.

      Deposit Products

      The bank offers checking accounts, time deposits and savings accounts to its individual customers. Checking accounts are peso-denominated and mostly non-interest bearing (approximately 0.2% of total checking accounts of the individual and middle market division are interest-bearing) and savings accounts are denominated in UF and bear interest at a fixed rate. Time deposits are denominated in pesos, UF and U.S. dollars. Most time deposits bear interest at a fixed rate with a term of 30 to 360 days.

      At December 31, 2005, the bank administered 365,443 checking accounts for approximately 350,940 individual customers with an aggregate balance of Ch$462,093 million. At such date, its checking account balances totaled approximately Ch$1,516,219 million and represented 15.3% of its total liabilities.

      The principal financial services offered to small and medium size companies with annual sales of up to Ch$1,200 million by the individuals and middle market division include a complete range of products, such as various financing options, support in import and export transactions, collection services, payments and collections, leasing agreements, factoring services, checking account services, investment management, insurance broking, currency trading, transfers and payments to and from abroad. At December 31, 2005, the bank had approximately 39,460 middle market companies with checking accounts and 21,460 debtors.

      Commercial Loans

      The individuals and middle market divisions' commercial loans, which mainly consist of project financing and working capital loans, are denominated in pesos, UF or U.S. dollars. Commercial loans may have fixed or variable rates of interest and generally mature between one and three months from the date of the loan. At December 31, 2005, middle market companies had outstanding commercial loans of Ch$382,776 million, representing 11.3% of the retail market business area's total loans and 4.7% of the bank's total loans at that date.

      Leasing Contracts

      Leasing contracts are financing leases for capital equipment and property. Leasing contracts may have fixed or variable rates of interest and generally mature between one and five years for equipment and between five and twenty years for property. Most of these contracts are denominated in UF. At December 31, 2005, middle market companies had outstanding leasing contracts of Ch$73,847 million, representing 2.2% of the retail market and 0.9% of the bank's total loans at that date.

      Mortgage Loans

      Mortgage loans granted to middle market companies are non-residential mortgage loans made to finance office, land and other real estate. Mortgage loans are denominated in UF and generally have maturities of between eight and 12 years. At December 31, 2005, middle market companies had outstanding mortgage loans of approximately Ch$93,643 million, representing 2.8% of the retail market business area's total loans and 1.1% of the bank's total loans.

Banco CrediChile Division ("Banco CrediChile")

      The Banco CrediChile division offers loans and other financial services to the lower-middle to middle income portions of the Chilean population, which historically have only been partially served by banking institutions. This bracket includes individuals whose monthly incomes fluctuate between Ch$170 thousand and Ch$380 thousand and, recently, to micro-businesses. Banco CrediChile represents a distinct delivery channel for the bank's products and services in this bracket, maintaining a separate brand and network of 71 Banco CrediChile branches. Banco CrediChile was established in 2004 from what was formerly the bank's consumer banking division.

      Banco CrediChile offers its customers a range of products, including consumer loans, credit cards, auto loans and residential mortgage loans and a special demand deposit account targeted at low-income customers. At December 31, 2005, Banco CrediChile had approximately 191,453 customers and total loans outstanding of Ch$232,969 million, representing 2.8% of the bank's total loan portfolio.

      The following table sets forth the composition of the portfolio of loans to Banco CrediChile as of December 31, 2005:

                                                                      As of December 31, 2005
                                                          -----------------------------------------------
                                                          (in millions of constant Ch$ as of December 31,
                                                                     2005, except for percentages)
      Consumer loans..................................               Ch$174,549              74.9%
      Mortgage loans..................................                   48,610              20.9
      Other loans.....................................                    9,810               4.2
                                                                     ----------             -----
         Total........................................               Ch$232,969             100.0%
                                                                     ==========             =====

Consumer Lending

      Banco CrediChile provides short- to medium-term consumer loans and credit card services. As of December 31, 2005, Banco CrediChile had approximately 163,790 consumer loans that totaled Ch$160,553 million. As of the same date, Banco CrediChile customers had 97,840 valid credit card accounts, with outstanding balances of Ch$13,985 million.

      Bancuenta

      The Bancuenta account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. At December 31, 2005, Banco CrediChile had approximately 503,070 Bancuenta accounts. Bancuenta account holders pay an annual fee, a fee related to the number of withdrawals on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account.

Wholesale Market

      The wholesale market business area serves the needs of corporate customers with annual sales in excess of Ch$1,200 million. At December 31, 2005, loans made by this business area totaled approximately Ch$4,429,620 million and represented 54.0% of the bank's total loan portfolio. The wholesale banking business area accounted for approximately Ch$64,992 million of the bank's net income before tax for the year ended December 31, 2005.

      The following table sets forth the composition of the portfolio of loans to the wholesale market as of December 31, 2005:

                                                                             As of December 31, 2005
                                                                  -------------------------------------------
                                                                  (in millions of constant Ch$ as of December
                                                                        31, 2005, except for percentages)
      Commercial loans......................................               Ch$2,720,444          61.4%
      Foreign trade loans...................................                    489,543          11.1
      Contingent loans......................................                    571,742          12.9
      Leasing contracts.....................................                    346,824           7.8
      Mortgage loans........................................                     84,719           1.9
      Other.................................................                    216,348           4.9
                                                                           ------------         -----
         Total..............................................               Ch$4,429,620         100.0%
                                                                           ============         =====

      At December 31, 2005, Banco de Chile had approximately 7,688 wholesale debtors. Its wholesale customers are engaged in a wide spectrum of industry sectors. As of December 31, 2005, this business area's loans were mainly related to financial services (32.4% of all loans made by this business area), construction (17.1%), manufacturing (14.3%), trade (12.8%) and agriculture (6.9%).

      The bank has defined two divisions within the wholesale market based on companies' annual sales, grouping them into: (i) large corporations and (ii) large companies.

      Large Corporations Division

      The large corporations division is oriented towards providing services to corporations that sell more than Ch$32 billion annually. At December 31, 2005, the bank had 1,858 large corporations debtors. Loans to large corporations totaled approximately Ch$3,361,716 million at December 31, 2005, representing 41.0% of its total loans at that date.

      The following table sets forth the composition of the portfolio of loans of the large corporations division as of December 31, 2005:

                                                                             As of December 31, 2005
                                                                  -------------------------------------------
                                                                  (in millions of constant Ch$ as of December
                                                                       31, 2005, except for percentages)
       Commercial loans......................................               Ch$2,202,202          65.5%
       Foreign trade loans...................................                    329,353           9.8
       Contingent loans......................................                    445,594          13.3
       Leasing contracts.....................................                    165,941           4.9
       Mortgage loans........................................                     31,923           0.9
       Other.................................................                    186,703           5.6
                                                                            ------------         -----
          Total..............................................               Ch$3,361,716         100.0%
                                                                            ============         =====

      The bank offers large corporation customers a wide variety of products that include short and long-term financing, working capital loans, mortgage loans, leasing, long-term syndicated loans and factoring, plus the investment banking services offered by its subsidiary, Banchile Corredores de Bolsa. The investment banking services include the underwriting of public and private securities offerings. The bank also offers checking accounts, deposit products, payment services (payrolls, suppliers, pensions, dividends, etc.), collection services and connection to international funds transfer networks. It is party to approximately 3,346 payment service contracts and approximately 1,059 collection service contracts with large corporations.

      Large Companies Division

      The large companies division provides a broad range of financial products such as electronic banking, leasing, foreign trade and financial consultancy to companies with annual sales of between Ch$1,200 million and Ch$32,000 million.

      At December 31, 2005, the bank had 5,830 large companies debtors. Loans to large companies totaled approximately Ch$1,067,904 million at December 31, 2005, representing 13.0% of its total loans.

      The following table sets forth the composition of the portfolio of loans of the large companies division as of December 31, 2005:

                                                                              As of December 31, 2005
                                                                   -------------------------------------------
                                                                   (in millions of constant Ch$ as of December
                                                                        31, 2005, except for percentages)
      Commercial loans......................................                 Ch$518,242          48.5%
      Foreign trade loans...................................                    160,190          15.0
      Contingent loans......................................                    126,148          11.8
      Leasing contracts.....................................                    180,883          16.9
      Mortgage loans........................................                     52,796           5.0
      Other.................................................                     29,645           2.8
                                                                           ------------         -----
         Total..............................................               Ch$1,067,904         100.0%
                                                                           ============         =====

      The products offered to these customers are mainly commercial loans, lines of credit, foreign trade and foreign currency transactions, factoring services, leasing, mortgage loans, syndicated loans, mergers and acquisitions and debt restructuring assistance, payments and collections services, checking accounts and related services, corporate credit cards, cash and investment management, forward contracts to hedge against currency fluctuations and insurance broking.

      The leasing area is part of the large companies division and operates under the name of Leasing Andino. The bank's factoring and financial advisory subsidiaries, Banchile Factoring and Banchile Asesoria Financiera, respectively, provide their services principally through the large companies division.

International Banking

      Through its international banking business area, the bank offers a range of international services, principally import and export financing, letters of credit, guarantees and other forms of credit support, cross border payments, foreign currency exchange and currency swaps.

      The international banking business area has two main lines of business: foreign currency products and management of our international network. As of December 31, 2005, the bank had Ch$550,770 million in foreign trade loans, representing 6.7% of its total loans, and Ch$150,190 million in letters of credit and other contingent obligations related to foreign trade operations, representing 1.8% of its total loans as of that date.

      The international network is made up of branches in New York and Miami, a trade services subsidiary in Hong Kong, three representative offices (located in Mexico City, Sao Paulo and Buenos Aires) and approximately 1,000 correspondent banks. The bank has established credit relations with approximately 200 correspondent banks and account relationships with approximately 45 correspondent banks. Additionally, it has recently obtained approvals from both the Chilean Superintendency of Banks and China's Banking Regulatory Commission to open a new representative office based in Beijing.

      The following table sets forth, as of December 31, 2005, the composition of the portfolio of loans originated through the New York and Miami branches:

                                                                            As of December 31, 2005
                                                                 -------------------------------------------
                                                                    New York Branch           Miami Branch
                                                                 --------------------      -----------------
                                                                 (in millions of constant Ch$ as of December
                                                                                   31, 2005)
      Foreign trade loans.................................               Ch$8,087               Ch$18,340
      Commercial loans....................................                 35,016                  11,162
      Interbank loans.....................................                     --                       6
      Contingent loans....................................                  3,253                   1,036
      Past due loans......................................                     19                      --
                                                                        ---------               ----------
         Total............................................              Ch$46,375               Ch$30,544
                                                                        =========               ==========

      New York Branch

      The New York branch was established in 1982 and provides a range of general banking services, including deposit taking, mainly to non-residents of the United States. At December 31, 2005, the New York branch had total assets of Ch$444,224 million, including a loan portfolio of Ch$46,375 million, representing 0.6% of the bank's total loan portfolio. Of the New York branch's loans, Ch$35,016 million were commercial loans, mostly to large corporations in Chile and, to a lesser extent, to U.S. companies. The remaining Ch$11,359 million was principally foreign trade loans, amounting to Ch$8,087 million, and contingent loans amounting to Ch$3,253 million. In 2005, the New York branch recognized net loss of Ch$6,342 million.

      Investments in bonds and foreign securities were Ch$349,461 million at December 31, 2005, most of which consisted of private sector bonds. As of December 31, 2005, the New York branch had Ch$19 million in past due loans. The New York branch's allowances for loan losses totaled Ch$159 million, which represented 0.3% of the branch's loan portfolio at December 31, 2005. Funding sources for the New

York branch include current accounts, money market accounts and deposits for less than 30 days (Ch$256,331 million), time deposits (Ch$89,766 million) and foreign borrowings (Ch$45,695 million).

      As of December 31, 2005, the New York branch had Ch$14,077 million in capital (including net loss of Ch$6,342 million for the year).

      Miami Branch

      The Miami branch was opened in 1995 as an agency and in 2004 expanded its banking operations to become a branch. It provides a range of traditional commercial banking services, mainly to non-residents of the United States, including deposit-taking, providing credit to finance foreign trade and making loans to individuals or Chilean companies involved in foreign trade. Additionally, the Miami branch provides correspondent banking services to financial institutions, including working capital loans, letters of credit and bankers' acceptances. At December 31, 2005, the Miami branch had total assets of Ch$145,907 million, a loan portfolio of Ch$30,544 million representing 0.4% of the bank's total loan portfolio, and an investment portfolio of Ch$65,057 million. The Miami branch's loan portfolio at December 31, 2005 consisted primarily of Ch$18,340 million of foreign trade loans and Ch$11,162 million of commercial loans primarily to Latin American companies, including Chilean companies. The branch's funding sources include demand deposits, money market accounts and deposits for less than 30 days (Ch$68,381 million), time deposits (Ch$69,955 million) and contingent liabilities (Ch$1,036 million). In 2005, the Miami branch recognized net income of Ch$794 million.

      Representative offices

      The main activities of the bank's representative offices in Argentina, Brazil and Mexico are to evaluate business opportunities in the areas of trade finance and private sector financing and to monitor the development and evolving economies of these countries.

Treasury and Money Market Operations

      The treasury and money market operations business area provide a wide range of financial services to its customers including currency intermediation, forwards contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds, mortgage notes and deposits. It also offer investments in mutual funds and stock brokerage services.

      In addition to providing services, the treasury and money market operations business area is focused on managing currency, interest rate and maturity gaps, ensuring adequate liquidity levels and managing the bank's investment portfolio. This business area also performs the intermediation of fixed-income instruments, currencies and derivatives. Interest rate gap management is aimed at generating an adequate funding structure, prioritizing the bank's capitalization and asset and liability cost structure and funding source diversification. This area is also responsible for the issuance of short- and long-term bonds and the issuance of long-term subordinated bonds.

      The bank's investment portfolio as of December 31, 2005 amounted to Ch$1,450,009 million, of which 51.6% consisted of securities issued by the Central Bank and the Chilean Government, 24.4% consisted of securities from foreign issuers, 20.4% consisted of securities issued by local financial institutions and 3.6% consisted of securities issued by Chilean corporate issuers.

Operations through Subsidiaries

      The bank has made several strategic long-term investments in financial services companies, which are engaged in activities complementary to its commercial banking activities.

      The following table sets forth information with respect to our financial services subsidiaries at December 31, 2005:

                                                               As of or for the year ended December 31, 2005
                                                        -----------------------------------------------------------
                                                                              Shareholders'
                                                             Assets               Equity          Net Income (loss)
                                                        ---------------    -------------------    -----------------
                                                        (in millions of constant Ch$ as of December 31, 2005)
      Banchile Corredores de Bolsa S.A.........            Ch$282,214            Ch$40,462             Ch$9,476
      Banchile Administradora General de
         Fondos S.A............................                23,916               22,921                8,425
      Banchile Factoring S.A...................               133,385               11,782                2,142
      Banchile Corredores de Seguros Ltda......                 2,853                2,068                  747
      Socofin S.A..............................                 4,944                1,412                  448
      Banchile Asesoria Financiera S.A.........                   921                  697                  400
      Banchile Trade Services Limited..........                   168                  131                  134
      Banchile Securitizadora S.A..............                 4,859                  501                  126
      Promarket S.A............................                   955                  451                  108
                                                           ----------            ---------            ---------
         Total.................................            Ch$454,215            Ch$80,425            Ch$22,006
                                                           ==========            =========            =========

      Each of these subsidiaries is incorporated in Chile, except for Banchile Trade Services, which is incorporated in Hong Kong.

      Securities Brokerage Services

      Securities brokerage services is provided through Banchile Corredores de Bolsa S.A.. During the year ended December 31, 2005, Banchile Corredores had an aggregate trading volume on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange of approximately Ch$5,081,441 million. At December 31, 2005, Banchile Corredores had equity of Ch$40,462 million and, for the year ended December 31, 2005, net income of Ch$9,476 million, which represented 5.2% of the bank's consolidated net income.

      Mutual and Investment Fund Management

      Mutual fund management services are provided through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2005, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos was the largest mutual fund manager in Chile, managing approximately 25.4% of all Chilean mutual funds assets. At December 31, 2005, Banchile Administradora General de Fondos operated 45 mutual funds and managed Ch$1,772,227 million in net assets on behalf of 163,540 corporate and individual participants. Banchile Administradora General de Fondos also operates an investment fund, Banchile Inmobiliario I, and manages Ch$3,522 million in net assets on behalf of 414 participants.

      At December 31, 2005, Banchile Administradora General de Fondos had equity of Ch$22,921 million and, for the year ended December 31, 2005, net income of Ch$8,425 million, which represented 4.7% of the bank's consolidated net income.

      Factoring Services

      Factoring services are provided through Banchile Factoring S.A. As of December 31, 2005, Banchile Factoring had net income of Ch$2,142 million, with an 18.2% return on shareholders' equity and an estimated 12.6% market share in Chile's factoring industry.

      Financial Advisory Services

      Financial advisory and other investment banking services are provided through Banchile Asesoria Financiera S.A. As of December 31, 2005, Banchile Asesoria Financiera had shareholders' equity of Ch$697 million and, for the year ended December 31, 2005, net income of Ch$400 million.

      Insurance Brokerage

      Insurance brokerage services are provided through Banchile Corredores de Seguros Limitada. As of December 31, 2005, Banchile Corredores de Seguros had shareholders' equity of Ch$2,068 million and, for the year ended December 31, 2005, net income of Ch$747 million. Banchile Corredores de Seguros had a 3.2% market share, measured by amount of policies (in Chilean pesos) sold by insurance brokerage companies during 2004, the latest year for which information is available for insurance brokerage companies.

      Securitization Services

      Investment products to meet the demands of institutional investors are provided through Banchile Securitizadora S.A. As of December 31, 2005, Banchile Securitizadora had shareholders' equity of Ch$501 million and, for the year ended December 31, 2005, net income of Ch$126 million. Banchile Securitizadora had a 10.34% market share measured by volume of assets securitized as of December 31, 2005.

      Sales Services

      Promarket S.A. manages the direct sales force that sells and promotes the bank's products and services (such as checking accounts, consumer loans and credit cards), together with those of its subsidiaries, and researches information about potential customers. As of December 31, 2005, Promarket S.A. had shareholders' equity of Ch$451 million and, for the year ended December 31, 2005, net income of Ch$108 million.

      Collection Services

      Judicial and extra-judicial loan collection services on the bank's behalf or on behalf of third parties are provided through Socofin S.A. As of December 31, 2005, Socofin S.A. had equity of Ch$1,412 million and, for the year ended December 31, 2005, net income of Ch$448 million.

      Trade Services

      In November 2004, the bank began offering direct trade services to its customers through Banchile Trade Services Limited, which acts as its trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea. As of December 31, 2005, Banchile Trade Services Limited had equity of Ch$131 million and, for the year ended December 31, 2005, net income of Ch$134 million.

      Distribution Channels and Electronic Banking

      The bank's distribution network includes branches, ATMs, on-line banking and phone-banking. As of December 31, 2004, the bank's branch network consisted of 248 retail branches, and it owned and operated 1,258 ATMs connected to Redbanc, the national ATM network, covering 4,807 ATMs. A wide array of services are also provided by Banco de Chile's Internet-based service network. In 2005, approximately 202,971 individual customers and 35,483 corporate customers performed close to 10.2 million transactions on a monthly basis, of which 2.0 million were monetary.

      Customers are provided access to a 24-hour phone banking call center, which permits a varied range of services. This service received approximately 826,200 calls per month in 2005.

      Competition

      The Chilean market for banking and other financial services is highly competitive, and the bank faces significant competition in each of its principal areas of operation. The Chilean financial services market consists of a number of distinct sectors. The most important sector, commercial banking, includes 25 privately owned banks and one public-sector bank, Banco del Estado. The privately owned banks have traditionally been divided between those that are principally Chilean-owned, of which there are thirteen, and those that are principally foreign-owned, of which there are 12. At December 31, 2005, three banks, Banco Santander-Chile (22.5%), Banco de Chile (18.2%) and the public-sector bank, Banco del Estado

(13.3%), together accounted for 54.0% of all outstanding loans by Chilean financial institutions, net of interbank loans. All of the Chilean-owned banks together accounted for 48.4% of total loans outstanding while foreign-owned banks accounted for 38.3% of total loans outstanding.

      As a commercial bank offering a range of services to all types of businesses and individual customers, Banco de Chile faces a variety of competitors, ranging from other large, privately owned commercial banks to more specialized entities like "niche" banks. The principal commercial banks in Chile include Banco Santander-Chile, Banco de Credito e Inversiones, BBVA and Corpbanca, which Banco de Chile considers to be its primary competitors. Nevertheless, Banco de Chile also faces competition from Banco del Estado, which has a larger distribution network and larger customer base. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile at December 31, 2005, with outstanding loans, net of interbank loans, of Ch$5,864,383 million, representing a 13.3% market share, according to data published by the Chilean SBIF.

      In the wholesale market, Banco de Chile considers its strongest competitors to be Banco Santander-Chile, Banco de Credito e Inversiones, BBVA and Corpbanca.

      In the retail market, Banco de Chile competes with other private sector Chilean banks, as well as with Banco del Estado. Among private Chilean banks, Banco de Chile considers its strongest competitors to be Banco Santander-Chile, Banco de Credito e Inversiones and BBVA, as each of these banks has developed business strategies that focus on both middle market companies and lower-middle to middle income brackets of the Chilean population. With respect to high-income individuals, Banco de Chile competes with both private Chilean and foreign-owned banks and considers its strongest competitors in this market to be Banco Santander-Chile and Citibank.

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

      Banco de Chile expects the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. In this regard, in mid-1996 Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O' Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago. In 1999, Banco Santander of Spain took control of Banco Santiago. In August 2002, Banco Santiago and Banco Santander-Chile, the second and fourth largest banks in Chile at that date, respectively, merged and became Chile's largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris and in 2004, Dresdner Banque Nationale de Paris merged with Banco Security. In 2005, Banco de Credito e Inversiones merged with Banco Conosur. Although Banco de Chile believes that it is currently large enough to compete effectively in its target markets, any further consolidation in the Chilean financial system may adversely affect its competitive position.

      Historically, commercial banks in Chile have competed in the retail market against each other, with finance companies and with department stores, the latter two having traditionally been focused on consumer loans to middle- and low-income sub segments. However, finance companies have gradually disappeared as most of them have been merged into the largest banks.

      Non-bank competition from large department stores has become increasingly significant in the consumer lending sector. Three new consumer-oriented banks affiliated with Chile's largest department stores have been established during recent years. Although these new banks had a market share of less than 1.4% as of December 31, 2005, according to the SBIF, the opening of these banks is likely to make consumer banking more competitive. Non-bank competition including mainly department stores, private compensation funds and savings and credit cooperatives accounts for an estimated 34% of the total consumer market.

      The following table sets forth our market share in terms of loans (excluding interbank loans), and our principal private sector competitors, as of the dates indicated:

                                                                       Bank Loans(1)
                                                  --------------------------------------------------------
                                                                     As of December 31,
                                                  --------------------------------------------------------
                                                  2001         2002         2003         2004         2005
                                                  ----         ----         ----         ----         ----
Banco Santander-Chile ....................        11.7%        24.7%        22.6%        22.7%        22.5%
Banco de Chile ...........................        12.1         18.7         18.5         17.8         18.2
Banco de Credito e Inversiones(2)  .......         9.0         10.4         11.2         11.8         12.5
Conosur ..................................         0.6          0.5          0.5          0.4           --
BBVA Bilbao Vizcaya ......................         6.0          6.7          7.3          7.8          8.1
Banco Santiago(3) ........................        16.1           --           --           --           --
Banco de A. Edwards(4) ...................         7.4           --           --           --           --
Banco Corpbanca ..........................         4.8          5.4          6.4          6.5          6.4
                                                  -----        -----        -----        -----        -----
   Total market share ....................        67.7%        66.4%        66.5%        67.0%        67.7%
                                                  =====        =====        =====        =====        ======

--------------------------------------------

Source: Chilean Superintendency of Banks

(1)   For ease of comparison, interbank loans have been eliminated.

(2)   Banco de Credito e Inversiones merged with Conosur in 2005.

(3)   Banco Santiago merged with Banco Santander-Chile in August 2002.

(4)   Banco de A. Edwards merged with Banco de Chile on January 1, 2002.

      Risk Index. At October 31, 2005, Banco de Chile's unconsolidated risk index was 1.78%, compared to the financial system's risk index of 1.67%.

      Credit Quality. At December 31, 2005, Banco de Chile had an unconsolidated ratio of past due loans to total loans of 0.88%.

      Deposits. Banco de Chile had deposits of Ch$6,048,948 million at December 31, 2005 on an unconsolidated basis, with a 16.4% market share, the second-largest among private sector banks, according to the SBIF.

      Shareholders' Equity. Banco de Chile had Ch$594,383 in shareholders' equity as of December 31, 2005 (not including net income), making it the second-largest private-sector commercial bank in Chile in terms of shareholders' equity. Return on average shareholders' equity (including net income for the year) for the year ended December 31, 2005 was 26.7%, according to information published by the SBIF.

      Efficiency. For the year ended December 31, 2005, the bank's efficiency ratio (operating expenses as a percentage of operating revenues) was 50.4%.

Regulation and Supervision

      General

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

      The Central Bank

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

      The Chilean Superintendency of Banks

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

      Limitations on Types of Activities

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

Food and Beverage - CCU

      We do not consolidate CCU's results, which are accounted for on an equity-method investment basis. In 2005, CCU's net income was Ch$48,177 million, of which Ch$15,452 million corresponded to our proportional share, included in other non-operating income in our consolidated income statement. Our economic interest in CCU as of December 31, 2005, 2004 and 2003 was 32.1%, 30.8% and 30.8%, respectively. Quinenco's interest in CCU is held through a holding company, IRSA, in which it holds a 50% interest. IRSA is a joint venture between Quinenco and Heineken Americas B.V. ("Heineken"), which as of December 31, 2005 held a 64.2% controlling interest in CCU.

      CCU, a diversified beverage company, is the largest Chilean brewer, the second largest brewer in Argentina, the third largest Chilean soft drink producer, the largest Chilean mineral water and bottled nectar producer, the second largest Chilean wine producer and since March 2005, one of the largest pisco producers in Chile. In addition, CCU participates in the confectionary industry in Chile. CCU had a domestic beer market share of approximately 88% in 2005, 90% in 2004 and 89% in 2003, and a market share in Argentina of approximately 16% in 2005, 15% in 2004 and 14% in 2003.

      In Chile, CCU's beer division produces, markets, sells and distributes seven proprietary brands, including Cristal, the country's best-selling beer, which represented an estimated 55% of all beer sales in Chile in 2005. CCU is the exclusive producer in Chile of Heineken brand beer, the exclusive distributor in Chile of the imported Budweiser brand beer and the exclusive local producer of Paulaner brand beers.

CCU also produces under license the Austral beer brandsand distributes the Kunstmann beer brands. In Argentina, CCU produces, markets, sells and distributes Budweiser and Heineken brand beers, other imported brand beers and proprietary brands.

      Through its wholly-owned subsidiary ECUSA, CCU produces, markets, sells and distributes proprietary brands, PepsiCo and Schweppes Holdings Ltd. soft drink brands and Watt's nectars. In addition, CCU has proprietary brands of mineral water which it bottles and distributes in Chile. CCU also owns a majority interest in Vina San Pedro, Chile's one of the country's largest wineries and Compania Pisquera de Chile, a leading pisco producer. It has a 50% interest in Calaf, a candy and cookie manufacturer. CCU also produces plastic bottles for use in its businesses and manages transportation and logistics in Chile for its different business segments through a subsidiary company.

      IRSA Share Purchases. During the month of July 2005, IRSA increased its shareholding in CCU by 8,099,074 shares, equivalent to 2.5% of CCU's total outstanding shares. Following the share purchase, IRSA owned a 64.2% interest in CCU.

      During the month of March 2006, IRSA made additional share purchases, increasing its shareholding in CCU by 6,200,000 shares, equivalent to 2.0% of CCU's total outstanding shares. Following the share purchase, IRSA owned a 66.1% interest in CCU.

      The purchase of the shares was financed through capital contributions made by IRSA to a wholly-owned subsidiary, IRSA Ltda. IRSA financed the capital contributions with long-term bank financing and own funds. As of March 31, 2006, IRSA's bank obligations amounted to Ch$43,486 million.

      Association with Pisco Control. On March 13, 2005, CCU and its subsidiary, Pisconor S.A. ("Pisconor"), entered into an agreement with Cooperativa Agricola Control Pisquero de Elqui y Limari Ltda. ("Control") to produce and commercialize pisco and pisco-based beverages in Chile. The newly established entity, Compania Pisquera de Chile S.A., to which the companies contributed assets, commercial brands and - in the case of Control - some financial liabilities, is 80%-owned by CCU.

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

      On January 14, 2003, Quinenco announced that Quinenco and the Schorghuber Group had come to an agreement and that the arbitration proceedings had been terminated. As part of the agreement, the Schorghuber Group made a US$50 million payment (historic value) to Quinenco on January 28, 2003.

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

      Sale of Interest in the Karlovacka Pivovara Brewer in Croatia. On April 1, 2003, CCU announced that its 50%-owned indirect subsidiary, SBE, had sold the 68.8% interest it held in a Croatian brewery, Karlovacka, to Heineken. As a result of the divestiture, CCU reported an extraordinary gain of Ch$21,359 million.

      Strategy. CCU's strategic plan for 2005-2007 is built on three fundamental pillars: (i) profitability, through the maximization of the value of CCU's businesses; (ii) growth in the company's current businesses and; (iii) sustainability.

      The following table shows selected financial information of CCU and its subsidiaries at or for the years ended December 31, 2003, 2004 and 2005:

                 CCU and Subsidiaries
                                                              2003                 2004                 2005
                                                              ----                 ----                 ----
                                                            (in millions of constant Ch$, except percentages)
 Net Sales:
      Beer (1)
           Chile......................................     Ch$158,937           Ch$169,158           Ch$188,431
           Argentina .................................         33,530               41,584               46,735
                                                           ----------           ----------           ----------
      Total Beer......................................        192,467              210,742              235,166

      Soft drinks and mineral water (2)...............        122,433              124,611              135,610
      Wine (3)........................................         87,679               84,941               83,996
      Pisco   ........................................          4,572                8,596               28,544
      Other (4).......................................            687                6,793                8,731
                                                           ----------           ----------           ----------
                Total net sales.......................     Ch$407,838           Ch$435,683           Ch$492,047
                                                           ==========           ==========           ==========
 Operating Income:
      Beer (1)
           Chile......................................      Ch$41,203            Ch$45,396            Ch$49,807
           Argentina..................................         (3,702)                (143)               2,394
      Soft drinks and mineral water (2)...............          7,387                9,769               11,569
      Wine (3)........................................          3,660                5,074                1,437
      Pisco   ........................................         (1,962)              (2,249)              (1,504)
      Other (4).......................................          2,116                2,973                2,767
                                                           ----------           ----------           ----------
                Total operating income................      Ch$48,702            Ch$60,820            Ch$66,470
                                                           ----------           ----------           ----------

 Non-operating results ...............................         14,485               (6,360)              (9,263)
 Minority interest....................................           (466)              (1,321)                  85
 Income taxes ........................................         (5,285)              (6,111)              (9,115)
                                                           ----------           ----------           ----------
 Net income   ........................................      Ch$57,436            Ch$47,028            Ch$48,177
                                                           ==========           ==========           ==========

 Total assets.........................................     Ch$612,964           Ch$613,561           Ch$643,273
 Bank debt and bond obligations.......................        148,639              140,533              146,691
 Other liabilities....................................        168,297              160,049              177,552
 Shareholders' equity.................................        296,028              312,979              319,030
 Quinenco's effective economic interest...............           30.8%                30.8%                32.1%

----------
(1) Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast

(2) Includes sales of carbonated and non-carbonated soft drinks, nectars, mineral water and related merchandise

(3) Includes sales of wine, wine by-products and other products such as labels and corks

(4)   Includes sales of confectionary products, crates and other packaging

      The following table shows certain operating and statistical data regarding CCU's beer segment at or for the years ended December 31, 2003, 2004 and 2005:

                     CCU - Beer Segment                           2003               2004               2005
                                                                  ----               ----               ----
                                                                (in millions of liters, except per capita
                                                                       information and percentages)
 Chile
      Total Market Volume Sold.............................         418                 425               479
      CCU Volume Sold (1)..................................         372                 381               417
      CCU Market Share (2).................................          89%                 90%               88%
      Beer Consumption per Capita (liters).................          27                  28                31
      CCU Average Beer Production Capacity Utilization.....          58%                 58%               63%
 Argentina
      Total Market Volume Sold.............................       1,292               1,333             1,389
      CCU Volume Sold excluding exports....................         185                 205               220
      CCU Market Share ....................................          14%                 15%               16%
      Beer Consumption per Capita (liters).................          34                  35                36
      CCU Average Beer Production Capacity Utilization.....          66%                 66%               61%

(1)   Does not include sales of the Kunstmann and Austral beer brands

(2)   Includes sales of Kunstmann and Austral beer brands

      Beer Business in Chile. CCU is the largest producer, bottler and distributor of beer in Chile, accounting for approximately 88% of all beer sales by volume in Chile during 2005. The production and marketing of beer in Chile is CCU's principal activity, generating net sales of Ch$188,431 million, or 38.3% of CCU's total net sales in 2005.

      CCU produces and markets super-premium, premium and popular-priced beers. CCU's premium brand, Cristal, a premium-priced beer, is Chile's best selling brand, accounting for approximately 55% of all 2005 beer sales by volume in Chile. Royal Guard is CCU's proprietary super-premium brand. Royal Light is a light beer extension of the Royal Guard line, and contains a lower alcohol content. Escudo, a premium-priced beer, is the second best selling beer in Chile. Morenita, a dark beer, is also a premium-priced beer, and Dorada and Aysen are popular-priced beers. Lemon Stones is a special lemon sweetened low-alcohol content beer. In addition, CCU owns a 50% interest in the Austral and Kunstmann breweries and produces Austral beer and distributes Kunstmann beer under license with these breweries.

      CCU also produces and markets Paulaner brand beer under an exclusive renewable five-year contract with Paulaner Brauerei AG ("Paulaner"), executed in 1995. CCU also has long-standing exclusive rights to distribute Budweiser in Chile. During 2004, CCU and Anheuser-Busch entered into a new distribution agreement, with a 12-year term, ending December 2015.

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

      Distribution. CCU distributes beer directly throughout Chile to (i) small and medium-sized retail establishments, that in turn sell the beverages to consumers for take-out consumption (39% of 2005 segment volume), (ii) restaurants, hotels, kiosks, and bars for on-premises consumption (19%), (iii) wholesalers (21%) and (iv) supermarket chains (21%). CCU had more than 38,000 customers for its beer products in 2005, none of which accounted for more than 2% of its total beer sales by volume with the exception of two large supermarket chains that combined represented 9% of sales. CCU does not maintain any long-term contractual arrangements for the sale of beer with any of its customers.

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

      Beer Business in Argentina. CCU is the second largest beer producer in Argentina, with a 2005 market share of approximately 16%. In 2005, CCU's beer operations in Argentina generated net sales of Ch$46,735 million, which represented 9.5% of CCU's consolidated net sales for the year.

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

      In December 1995, CCU Argentina and Anheuser-Busch entered into a 20-year license agreement which provides for CCU Argentina's exclusive right to produce, market, sell and distribute Budweiser brand beer in Argentina. In connection with the license agreement, Anheuser-Busch acquired approximately 4.4% of CCU Argentina. In November 1999, Anheuser-Busch increased its ownership interest to 10.8% through a capital increase, and CCU reduced its participation to 89.2%. In June 2005, after the last capital expansion, Anheuser-Busch reduced its interest in CCU Argentina to 7.9% and CCU increased its participation to 92.1%.

      In Argentina, CCU produces and markets super premium-priced, premium-priced, medium-priced and popular-priced beers. The super premium-priced beers are Heineken, which has been produced in Argentina under license since 2003, Corona, Guinness and Negra Modelo, all of which are imported and distributed by CCU Argentina. The premium -priced beers are Budweiser, Salta and Santa Fe brands. The medium-priced beer brands in Argentina are Schneider and Cordoba and the popular-priced beer brands are Rio Segundo and Rosario brands. Schneider is CCU's principal beer brand in Argentina, comprising 41% of total sales volume by CCU's Argentine subsidiary in 2005.

      CCU began local production of Budweiser brand beer in December 1996, and sales of Budweiser brand beer have since grown to represent 24% of CCU's Argentine sales volume in 2005. On April 28, 2003, CCU and Heineken International signed licensing and technical assistance agreements, which provide CCU with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003 and are renewable for subsequent periods of five years. Export sales represented 2.9% of CCU Argentina's beer sales volume in 2005.

      Distribution. During 2005, approximately 78% of CCU's beer volume in Argentina was sold through wholesalers, with supermarkets and retailers accounting for approximately 8% and 14%, respectively. In 2005, CCU sold its products to approximately 20,400 customers in Argentina, none of which individually accounted for more than 3% of its total beer sales by volume with the exception of two large distributors which combined represented 16% of sales.

      CCU estimates that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 3.0% between 2001 and 2005. Beer consumption rose by 4.3% in 2005, mostly explained by a recovery in consumption levels and increase in consumer confidence.

      Production Facilities. CCU centralizes its beer production in two plants. The Santa Fe production facility has a production capacity of 28 million liters per month. The Salta production facility has a production capacity of 6 million liters per month.

      Beer Business in Croatia. Until March 31, 2003, CCU had an indirect 34.4% economic interest in a Croatian brewery, Karlovacka, through SBE, a joint venture with another Luksic Group company. On March 31, 2003, SBE sold its interest in Karlovacka to the Dutch brewer, Heineken. CCU reported an extraordinary gain on sale of its interest in SBE of Ch$21,359 million.

      Soft Drinks. CCU is the third largest soft drink producer in Chile. CCU's line of soft drink and mineral water products includes its own proprietary brands of soft drinks in addition to brands produced under license from other beverage manufacturers. Under a licensing agreement with Watt's, a local fruit related products company, CCU has bottled and distributed Watt's nectar products in Chile since 1987. In 2005, CCU's soft drink, nectar and mineral water products business in Chile generated net sales of Ch$135,610 million, representing 27.6% of CCU's total consolidated net sales.

      The following table shows certain operating and statistical data regarding CCU's soft drink and mineral water segment at and for the years ended December 31, 2003, 2004 and 2005.

          CCU - Soft Drinks and Mineral Water Segment
                                                                  2003              2004              2005
                                                                  ----              ----              ----
                                                                  (in millions of liters, except per capita
                                                                         information and percentages)
Soft Drinks(1)
     Total market volume sold (2)..................               1,606            1,667             1,750
     CCU volume sold ..............................                 319              323               323
     CCU market share (2)..........................                  20%              19%               18%
     Chilean consumption per capita (liters).......                 105              108               112
     CCU average production capacity utilization...                  35%              36%               36%
Mineral Water
     Total market volume sold (2)..................                 135              137               170
     CCU volume sold (3)...........................                  76               79               104
     CCU market share..............................                  56%              57%               61%
     Chilean consumption per capita (liters).......                   9                9                11

     CCU average production capacity utilization...                  29%              32%               36%

(1)   Only considers carbonated soft drinks

(2)   CCU company estimates

(3)   Does not include sales of Glacier purified water

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

      Distribution. Since 2004, ECUSA operates its own sales force in all the major cities of Chile. CCU distributes its soft drink and mineral water products throughout Chile to (i) small and medium-sized retail establishments, that in turn sell the beverages to consumers for take-out consumption (51% of 2005 segment volume), (ii) restaurants, hotels, kiosks, and bars for on-premises consumption (8%), (iii) wholesalers (9%) and (iv) supermarkets (32% of segment volume).

      Production Facilities. CCU centralizes its soft drink production in three plants. The Santiago plant facility has a production capacity of 67 million liters per month, Talcahuano, 18 million liters per month and Antofagasta, 10 million liters per month. CCU's mineral water production is carried out in two plants located in Coinco and Casablanca with production capacity of 21 and 2 million liters per month, respectively.

      Wine. CCU's total wine segment sales amounted to Ch$83,996 million in 2005, which represented 17.1% of CCU's consolidated sales. CCU is owner of 60.3% of Vina San Pedro ("VSP"), the third-largest winery in Chile in terms of domestic sales and the second-largest in terms of export sales.

      CCU first invested in Vina San Pedro in 1994 with the purchase of 48.4% of Vina San Pedro's equity for approximately US$17.1 million (historic value). Through subsequent capital increases and purchases of shares on the Santiago stock market, CCU's share in Vina San Pedro is 60.3% at December 31, 2005. Vina San Pedro is a publicly traded company, listed on Chile's principal stock exchanges.

      The following table shows certain operating and statistical data regarding CCU's wine segment at and for the years ended December 31, 2003, 2004 and 2005.

                    CCU - Wine Segment                                     2003       2004          2005
                                                                           ----       ----          ----
                                                                    (in millions of liters, except per capita
                                                                             information and percentages)
Total domestic market volume sold (1)...........................            53          52            54
Total export market volume sold (2).............................            68          54            51
Vina San Pedro's domestic market share (3) .....................            19%         18%           20%
Vina San Pedro's share of total Chilean wine exports (4) .......            18%         15%           12%
Chilean consumption per capita (liters).........................            18          18            17

(1)   In Chile and Argentina

(2)   From Chile and Argentina

(3)   CCU company estimate

(4)   Does not include bulk wine

      Vina San Pedro is one of Chile's largest producers and distributors of wine in terms of volume and revenues. Vina San Pedro produces and markets a full range of wine products for both the domestic and export markets. Vina San Pedro's business includes operation of its own vineyards as well as mixing, packaging and reselling wines produced by independent Chilean vineyards. Vina San Pedro exports wine products to a total of 71 countries worldwide. Vina San Pedro's total export sales in 2005 were Ch$49,861 million. Its primary export markets included the United Kingdom, Sweden, Finland, the United States, Brazil and Demark. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 416 million liters in 2005, a compounded annual growth rate of 16.3%. Vina San Pedro believes that wine exports from Chile have grown steadily due to their comparatively low price and good international image but face significant competition on a world wide basis.

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

      Distribution. Vina San Pedro sells its wines directly in the major cities of Chile and through CCU's sales system in the south of Chile. In the domestic Chilean market in 2005, Vina San Pedro sold its wines through the following channels: retailers (24% of all domestic sales); wholesalers (35%); supermarkets (37%); and hotels, bars and restaurants (4%). San Pedro had approximately 7,000 customers in the domestic market, none of which accounted for more than 3% of total wine sales by volume, with the exception of two supermarket chains that represented 16% of total wine sales by volume.

      Vina San Pedro has arrangements with 161 international agents, who facilitate the export of its wine to 71 countries. VSP has a distribution agreement with Vin & Sprit AB, a Swedish company, to distribute VSP's wines in Sweden, Finland, Norway and Estonia. CCU has also signed distribution agreements with Schenk, one of the largest distributors in Europe, Asian Breweries, one of the largest beverage companies in Asia, and Shaw Ross International, a subsidiary of Southern Wines and Spirits, the main liquor wholesale distributor for the United States, as well as other distributors.

      Pisco. In February 2003, CCU entered the pisco business under the brand Ruta Norte. Pisco is a very popular grape-based liquor in Chile. In 2005, CCU entered into an association with the second-largest pisco producer at that time, Control. The new entity, Compania Pisquera de Chile, is owned 80% by CCU. CCU's total pisco segment sales amounted to Ch$28,544 million in 2005, which represented 5.8% of CCU's consolidated sales.

      Compania Pisquera de Chile produces and markets premium, medium-priced and popular-priced pisco brands in Chile. Its main premium brands are Mistral, Tres Erres and Ruta Norte Anejado. Medium-priced pisco brands include Ruta Norte, Campanario and Control and its popular-priced brand is La Serena. CCU sold approximately 20 million liters of pisco products in 2005, 7 million liters in 2004 and 3.2 million liters in 2003. CCU estimates that its market share of pisco products in Chile was 46%, 15% and 5% in 2005, 2004 and 2003, respectively.

      Distribution. CCU distributes its pisco products throughout Chile to (i) supermarkets (49% of 2005 segment volume) (ii) small and medium-sized retail establishments that in turn sell to consumers for take-out consumption (25%),
(iii) restaurants, hotels, kiosks, and bars for on-premises consumption (9%) and
(iv) wholesalers (17%.). As of December 31, 2005, it had more than 7,000 customers, none of which accounted for more than 2% of its total pisco sales by volume, with the exception of two large supermarket chains that represented a combined total of 27%. Production is carried out at eight plants located in the north of Chile.

      Confectionery business. In January 2004, CCU entered the confectionery business through a joint venture between its subsidiary ECUSA and Indalsa, each with a 50% interest each in Calaf S.A., a company that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy and cookie producers. CCU distributes Calaf's products together with its soft drinks.

      Raw Materials. The principal raw materials used in CCU's production of beer are malt, rice, water and hops. CCU obtains its supply of malt from local growers and in the international market. In 2005, CCU signed long-term contracts with local malt producers for approximately 46% of its requirements. Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements. CCU imports hops mainly pursuant to contracts with international suppliers, primarily in the United States, which permits CCU to secure supplies for periods of up to four years. Water used in the production of beer is obtained from CCU's wells at its plant facilities and/or from public utilities.

      The principal raw materials in the production of soft drinks and nectars are water, sugar, flavoring concentrates, and carbon dioxide gas. Water is obtained from wells located at CCU's plants and/or public utilities in Chile. CCU generally purchases its sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, and imports. CCU purchases flavoring concentrates for the soft drink brands it produces under license from the respective licensing companies. The flavoring concentrates for CCU's proprietary brands are purchased from third party suppliers in Chile and Germany, which manufacture the concentrates under contract with CCU. CCU obtains carbon dioxide gas for the production of both its soft drinks and its mineral water from local suppliers in Chile. CCU owns two mineral water sources in Chile from which its branded mineral water products are obtained.

      The principal raw materials that Vina San Pedro uses in its production process are grapes, wine and packaging. Vina San Pedro obtains 49% of the grapes used for export wines from its own vineyards. The majority of the wine sold in the domestic market is purchased from third parties.

      With respect to the production of pisco, the main raw materials used are grapes purchased under a long-term contract with members of the Control cooperative.

      Historically, CCU has not experienced difficulty in obtaining adequate supplies of raw materials at satisfactory prices and does not expect to in the near term.

      Competition. Although there are currently no significant legal or regulatory barriers to entering the Chilean beer market, substantial investment would be required to establish or acquire production and distribution facilities and bottles for use in Chile's proprietary returnable bottling system, and to establish a critical mass in sales volumes. CCU believes that these factors provide significant barriers to large-scale entry of new competitors and large-scale expansion by existing competitors. However, it is conceivable that other competitors may enter the beer market.

      CCU's principal competitor in the Chilean beer business is Cerveceria Chile, a subsidiary of Quilmes of Argentina, which commenced operations in Chile during the second half of 1991, resulting in a loss of market share for CCU. Nevertheless, since its market share low of 86% in 1994 and 1995, CCU has regained market presence. CCU estimates that sales of Cerveceria Chile's brands of beer by volume accounted for approximately 11% of total beer sales in Chile in 2005, following the launching of the Brahma beer brand in September 2005.

      Due to the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers in Chile's proprietary returnable glass bottle system, imported beer does not represent significant competition in the Chilean market. CCU's beer brands also compete directly against soft drinks, wine and other beverages and alcoholic drinks.

      Am Bev-Quilmes is the market leader in beer in Argentina and CCU's Argentina's principal competitor. It had an estimated 78% market share during 2005 (including the Brahma brand). CCU Argentina estimates that its own market share is approximately 16%. CCU also competes with Warsteiner (6%) and Galicia (less than 1%). Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina's returnable glass bottle system, imported beer does not represent significant competition in the Argentine market. CCU's beer brands also compete directly against soft drinks, wine and other beverages and alcoholic drinks in Argentina.

      In recent years, the beer industry in Latin America has experienced greater consolidation and is expected to continue to experience further consolidation in the future. In May 2002, AmBev purchased Quilmes and announced a merger of their Argentine operations, which was conditionally approved by regulatory authorities in January 2003. In March 2004, Ambev and Interbrew announced an agreement to merge both companies. In August 2004, this merger was completed. In addition, SAB Miller purchased Bavaria's operations in 2005. Further consolidation in the beer industry could change the current market conditions under which CCU operates.

      CCU's principal competitors in the soft-drink business are companies which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The Coca-Cola Company's products are produced, bottled and distributed in Chile through three separate licensees who market soft drinks under the Coca-Cola, Coca-Cola Light, Coca-Cola Light Limon, Quatro, Fanta, Fanta Light, Sprite, Sprite Zero, Nordic Mist, Tai, Andina nectars and juices, and Kapo juices brand names. According to store audits conducted by Nielsen Chile, Coca-Cola and related brands accounted for 67% of total carbonated soft drink sales in Chile in 2005. However, figures for Coca-Cola's market share calculated by CCU are higher than those calculated by Nielsen Chile. CCU expects that soft drinks marketed under private labels could experience further growth from the approximately 11% market share (according to Nielsen estimates) they have obtained as of 2005.

      CCU is the largest producer of mineral water in Chile and the market leader. CCU's main competitor in the mineral water business is Vital Aguas S.A. (a subsidiary of three of The Coca-Cola Company licensees). CCU estimates that its mineral water products in 2005 accounted for approximately 61% of mineral water sales by volume, while Vital accounted for approximately 33%.

      The wine industry is very competitive in both the domestic and the export markets. In the domestic market, Vina San Pedro competes directly against all other major Chilean wineries, including Concha y Toro and Santa Rita, the market leaders with market shares of 23% and 24%, respectively. CCU estimates that VSP's market share in the Chilean market was approximately 20% in 2005 making it the third largest domestic producer. In the export wine market, Concha y Toro is the market leader with an estimated 33% market share (without considering sales of bulk wine). According to industry sources, in 2005, Vina San Pedro was the second-largest exporter of Chilean wines by volume with an estimated market share of 12%. Santa Rita has an estimated 6% market share in the export wine market. Vina San Pedro also competes internationally against other Chilean producers, as well as with wine producers from other parts of the world.

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

Telecommunications - Telefonica del Sur

      At December 31, 2005, Telefonica del Sur was a 73.7%-owned consolidated subsidiary.. Quinenco's interest in Telefonica del Sur is held through a wholly-owned subsidiary, VTR. Telefonica del Sur is the principal provider of local telephone service in Regions X and XI and the second-largest provider of telephone services in the ninth region which includes the city of Temuco. It is the third-largest provider in the eighth region of the country. In addition to local telephone services, Telefonica del Sur is also a provider of nationwide domestic and international long distance telephone services, Internet services and other non-regulated telecommunications services. Our economic interest in Telefonica del Sur was 73.7% at December 31, 2005 and 2004, respectively, and 73.6% at December 31, 2003. Telefonica del Sur's net sales as a percentage of our total consolidated net sales was 13.0% in 2005, 13.8% in 2004 and 14.4% in 2003.

      Strategy Telefonica del Sur's current strategic plan is to profitably strengthen its bases for growth of fixed line and wireless broadband services and the development of limited mobility PAS wireless telephony technology. In an environment of heightened competition, Telefonica del Sur strives to be an integrated service operator, differentiating itself by the high quality of its services.

      Local Exchange Telephony. Telefonica del Sur is the leading provider of local telephone service in the X and XI Regions in the south of Chile, which include the cities of Puerto Montt, Valdivia, Osorno and Coyhaique. Telefonica del Sur began providing telephone service in the IX Region, which includes the city of Temuco, during the first quarter of 1997 and currently has an estimated 45% market share in that city. In addition, Telefonica del Sur expanded to the VIII Region, which includes Concepcion, in late 2000, where it currently has a 13% market share. Telefonica del Sur is a facility carrier in Regions IX, X and XI (where it operates over its own network); in the rest of Chile it is a non-facility carrier, renting capacity from other networks.

      The following table shows selected financial information of Telefonica del Sur and its subsidiaries at or for the years ended December 31, 2003, 2004 and 2005:

     Telefonica del Sur and Subsidiaries                   2003              2004               2005
                                                           ----              ----               ----
                                                            (in millions of constant Ch$)
Net Revenues ................................         Ch$54,655         Ch$54,846          Ch$54,724
Gross margin ................................            27,827            27,589             27,517

Operating income ............................            13,080            12,966             12,983
Non-operating results .......................            (2,860)           (3,562)            (2,930)
Minority interest ...........................              (163)             (140)              (123)
Income taxes ................................            (2,167)           (2,156)            (2,253)
                                                     ----------        ----------         ----------
Net income ..................................          Ch$7,890          Ch$7,108           Ch$7,677
                                                     ==========        ==========         ==========

Total assets ................................        Ch$139,954        Ch$143,106         Ch$128,624
Bank debt & bond obligations ................            61,893            61,271             44,084
Other liabilities ...........................            13,373            15,536             16,847
Shareholders' equity ........................            64,688            66,299             67,693
Quinenco's effective economic interest ......              73.6%             73.7%              73.7%

      Tariff Structure. On September 5, 2005 and October 21, 2005, Telefonica del Sur's tariff structure for the five years starting 2005 and ending 2009 were published in the Official Gazette ("Diario Oficial"). Where tariffs were previously 100% variable, consisting of a monthly fixed rate plus variable charges per minute, the new tariff structure will also incorporate tariffs for fixed rate monthly plans with prepayment or post payment options.

      The effect of the prior rate schedule for regulated services for the period 1999 to 2004 was to reduce access charges and alter the structure of per minute charges to per second charges for basic telephony usage.

      Revenue from Telefonica del Sur's local exchange telephony business, which for the year ended December 31, 2005 accounted for 55% of total revenues, is generated principally by fixed monthly fees and per minute charges, the price of which depends on the time of the day in which calls are made (utilizing peak and off-peak rates). In addition, Telefonica del Sur offers prepaid fixed cost telephone services (included with basic telephony revenues). Access charges from other carriers in 2005 accounted for 11% of total revenues.

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

      The following table shows certain statistical data for Telefonica del Sur's local exchange telephone operations at or for the years ended December 31, 2003, 2004 and 2005:

    Telefonica del Sur and Subsidiaries
                                                         2003             2004              2005
                                                         ----             ----              ----
Lines in Service...........................           178,168          185,970           190,971
% Growth from prior period.................                 4%               4%                3%
Lines installed............................           198,600          196,085           196,500
% Growth from prior period.................                -1%              -1%                0%
Utilization Ratio(1).......................              0.90             0.95              0.97
Digitalization (2).........................              100%             100%              100%
Automation (3).............................              100%             100%              100%

(1) Ratio of lines in service at the end of the period to lines installed at the end of the period.

(2) Percentage of lines in service connected to digital exchanges at the end of the period.

(3) Percentage of lines installed connected to automatic exchanges at the end of the period.

      Telefonica del Sur owns approximately 82% of the telephone lines in service in the X and XI Regions, 45% of the telephone lines in service in Temuco and 13% of the telephone lines in service in Concepcion, with a total of 190,971 lines in service as of December 31, 2005. 76.4% of its lines are residential, 21.8% are commercial and 1.8% are public telephones. During 2005, 15,783 new lines were placed in service and 10,782 existing lines were retired, representing an increase in the total number of lines in services of 3% from the prior year. Telefonica del Sur's local telephone system penetration in recent years has increased to an estimated 14 lines per 100 inhabitants at December 31, 2005, from 5.1 lines per 100 inhabitants at December 31, 1995. These penetration levels are lower than those for Chile as a whole (20.4 lines per 100 inhabitants), reflecting the rural character of Telefonica del Sur's concession area.

      As a result of its extensive addition of digital exchange technology in the last decade, Telefonica del Sur achieved full digitalization of its network, with all of its lines connected to digital exchanges. The digitalization of its network has allowed Telefonica del Sur to provide additional non-regulated services, including ISP, web hosting, call waiting, voice mail, call transfer, conference calling and call blocking. Digitalization also allows for more efficient utilization and maintenance of the network through automatic testing and traffic control. Other unregulated services include public telephony services, domestic and international long distance services. Non-regulated services accounted for 32.4% of Telefonica del Sur's revenues as of December 31, 2005.

      Telefonica del Sur's internet service subsidiary has implemented a broadband network, which offers high speed access to the Internet, network connections and video conferencing services, among others. As of December 31, 2005, Telefonica del Sur had 4,052 Internet subscribers and 36,542 subscribers to high-speed broadband services with revenues of Ch$8,433 million in 2005, equivalent to 15% of total consolidated revenues.

      Telefonica del Sur's security related services subsidiary offers alarm and telemonitoring services and access control services, oriented to individual consumers and businesses. As of December 31, 2005, the subsidiary had 14,281 clients with revenues of Ch$2,490 million in 2005.

      Subsidiary in Start-Up Phase. In October 2002, Telefonica del Sur formed a new subsidiary, Blue Two Chile S.A. in order to develop the first public network in Chile of wireless broadband for Internet utilizing Bluetooth and wireless LAN technology. This subsidiary is currently in the development stage. The start-up loss associated with Blue Two's activities was Ch$1,703 million, Ch$950 million and Ch$310 million in 2005, 2004 and 2003, respectively. The loss was recorded as a charge to Telefonica del Sur's net worth in 2004 and 2005 and did not affect Telefonica del Sur's results from operations.

      Long Distance Telephony. Through Telefonica del Sur Servicios Intermedios S.A., a wholly-owned subsidiary of Telefonica del Sur, Telefonica del Sur provides domestic long distance and international long distance services. In 2005, this subsidiary reported net revenues of Ch$4,270 million (approximately 8% of total consolidated revenues).

      On March 10, 1994, an amendment to Chile's Telecommunications Law was enacted, establishing a multiple long distance carrier system in Chile, thereby permitting customers in Chile to select long distance carriers for both international long distance and domestic long distance telephone services. The multi-carrier system (i) requires local telephone companies to install switches and equipment and to provide any licensed long distance carrier equal access to the local telephone system; (ii) requires local telephone companies that provide long distance services to do so only through subsidiaries constituted as open stock (publicly traded) corporations, in order to prevent cross-subsidies; and
(iii) imposes temporary market limitations for the first few years of the system's operation to prevent any single carrier from establishing immediate dominance in the market.

      Competition. Telefonica del Sur has faced and continues to face intense competition in every aspect of its business activities. In local telephony, Telefonica del Sur faces competition from Telefonica CTC, which entered Telefonica del Sur's concession area in Regions X and XI in 1996 and is the incumbent competitor in the VIII and IX Regions. Telefonica CTC, which operates approximately 80% of installed local service telephone lines in Chile, is expected to continue as a strong competitor. In long distance telephony, Telefonica del Sur competes with other national carriers, including Entel, Telefonica CTC Mundo and Telmex (formerly Chilesat), among others. In Internet services, Telefonica del Sur competes with Entel, Terra (a subsidiary of Telefonica of Spain), VTR Globalcom and Telefonica CTC. This intense competition has led to recent consolidation in the Chilean telecommunications industry. Telefonica del Sur expects that consolidation in the industry will continue as operators are likely to form alliances to offer bundled telecommunications services.

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

Telecommunications - Entel

      As of December 31, 2005, we own a 5.7% interest in Entel, a leading telecommunications provider in Chile. The interest in Entel, held through a wholly-owned intermediate holding company, VTR S.A. and is accounted for using the equity investment method. In 2005, our equity participation in Entel's net income was Ch$4,040 million.

      We have held our interest in Entel since 1999 when we acquired a 14.3% interest. In 2000, we acquired additional shares, and our interest in Entel reached 14.5%. In 2000 and 2001, we sold a 0.8% and 8% interest, respectively and have since held a 5.7% interest. We do not consolidate Entel's results, which are accounted for as an equity-method investment. Entel is traded on the Chilean stock exchanges.

      Founded in 1964, Entel is currently one of the largest providers of cellular telephony services in Chile with approximately 4.1 million clients. In addition, Entel's digital network allows it to offer integrated telecommunications services which include national and international long distance multi-carrier services, Internet services, voice, data and video communication services. Entel also operates public telephones and call centers throughout the country.

      The following table contains selected financial information derived from Entel's 2004 and 2005 Annual Reports relating to Entel and its subsidiaries at or for the years ended December 2003, 2004 and 2005:

           Entel and subsidiaries
                                                                2003                  2004                    2005
                                                                ----                  ----                    ----
                                                             (in millions of constant Ch$, except percentages)
Net Sales...........................................      Ch$774,393            Ch$717,414              Ch$766,362
Gross margin........................................         337,756               316,733                 342,160

Operating income....................................         114,910                91,432                 129,353
Non-operating results...............................        (42,558)              (32,957)                (40,538)
Minority interests..................................            (91)                 3,055                   (574)
Income taxes........................................         (8,571)              (12,461)                (17,211)
                                                           ---------             ---------               ---------
Net income..........................................       Ch$63,690             Ch$49,069               Ch$71,030
                                                           =========             =========               =========

Total assets........................................    Ch$1,308,193          Ch$1,205,644            Ch$1,135,449
Bank debt & bond obligations........................         390,401               333,557                 417,101
Other liabilities...................................         297,838               227,012                 223,105
Shareholders' equity................................         619,954               645,075                 495,243
Quinenco's effective economic interest..............            5.7%                  5.7%                    5.7%

         The following table shows the composition of Entel's consolidated sales and certain statistical data pertaining to Entel's telecommunications operations at or for the year ended December 31, 2003, 2004 and 2005:

                   Entel and Subsidiaries                             2003              2004            2005
                                                                      ----              ----            ----
                                                                       (in millions of constant Ch$)
Net Sales:
Telephony services (including long distance & Internet) ..      Ch$164,599        Ch$140,557      Ch$109,621
Private business network services.........................          63,784            63,007          61,661
Wireless telephony services...............................         363,802           372,863         458,798
Local telephony services..................................          28,750            28,701          28,990
International subsidiaries................................         153,457           112,286         107,292
                                                                ----------        ----------      ----------
Total net sales...........................................      Ch$774,392        Ch$717,414      Ch$766,362
                                                                ==========        ==========      ==========

National multi-carrier traffic (millions of minutes)......            614                522             452
International multi-carrier traffic (millions of minutes).             90                 91              85
Americatel multi-carrier national & international traffic
  (millions of minutes)...................................            674                971             958
Number of cellular telephone subscribers..................      2,684,214          3,264,731       4,110,085

Manufacturing - Madeco

      Madeco was a 47.8%-owned consolidated subsidiary as of December 31, 2005. It was a 51.2% and 55.2%-owned consolidated subsidiary as of December 31, 2004 and 2003. Madeco's net consolidated sales as a percentage of our consolidated net sales was 86.6% in 2005, 84.7% in 2004 and 66.5% in 2003.

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

      Madeco's businesses in Argentina were deeply affected by the economic deterioration in Argentina in 2001. At the beginning of the year 2002, as a consequence of Argentina's tumultuous economic environment and political instability, Madeco suspended its Argentine wire and cable and brass mills operations. Since then, it has engaged in limited production activities, however the plants in Argentina remain largely under-utilized. Madeco expects to increase its production activities in Argentina when levels of demand have the scale to operate efficiently and when it believes such levels are sustainable. Sales in Argentina of wire and cable and brass mills products represented 3.3% and 3.7% of Madeco's 2004 and 2005 consolidated sales, respectively.

      Madeco's principal activity, which accounted for 46.5%, 51.3% and 58.0% of Madeco's consolidated sales in 2003, 2004 and 2005, respectively, is the wire and cable business. Since 1997, Madeco has participated in the wire and cable business in Brazil through its subsidiary, Ficap S.A., ("Ficap"). For the year 2005, sales in Brazil generated 44.6% of the total revenues of the wire and cable business segment and 25.9% of Madeco's total consolidated revenue. Demand for metallic and fiber optic cables by telecom customers, which until 2001 represented an important part of the unit's sales, only accounted for 1%, 5% and 5% of sales in 2003, 2004 and 2005, respectively, and is not expected to recover in the foreseeable future due to, among other things, a lack of investment by telecom operators and a growing use of wireless telephone communications. Madeco has compensated for the low level of sales to the telecom sector by increased sales to durable goods manufacturers, distributors and the energy transmission and distribution sector. It is also attempting to developing a market in Brazil for specialty cables used in the construction of ships and oil drilling platforms.

      Changes in Capital Structure in 2006. On May 5, 2006, in a public auction on the Santiago Stock Exchange, the remaining 192,802,758 shares of Madeco's capital increase initiated in 2005 were sold for Ch$9,351 million. As a result of the capital increase, Madeco's total outstanding shares increased to 5,541,192,887. Quinenco did not subscribe for additional shares, and as a consequence, its interest in Madeco decreased from 47.8% to 46.1%.

      Changes in Capital Structure in 2005. In November 2005, pursuant to approval by shareholders at an extraordinary shareholders' meeting held on September 2, 2005, Madeco initiated a Ch$52,000 million (historic value) capital increase, Madeco issued a total of 907,197,242 shares for Ch$44,017 million (historic value). Total subscribed and paid-in capital as of December 31, 2005 amounted to 5,348,390,129 shares. Quinenco subscribed for and purchased 281,781,912 shares for Ch$13,672 million (historic value). As a result of the capital increase, Quinenco's interest in Madeco decreased from 51.2% to 47.8%.

      Changes in Capital Structure in 2004. In July 2004, Madeco sold 138,956,755 shares (at Ch$41 per share) on the Santiago Stock Exchange, resulting in proceeds to Madeco of Ch$5,697 million (historic value). The shares represented the remaining unsubscribed and unpaid shares of the capital increase approved by Madeco's Board of Directors in 2002. As a result of the share placement, Madeco's total outstanding shares increased to 4,259,045,163 shares. Quinenco did not subscribe for additional shares and as a consequence, its interest in Madeco was reduced from 55.2% to 53.4%.

      During the last quarter of 2004, Madeco's key executives exercised certain of their stock options in accordance with the company's stock incentive program. Madeco's total outstanding subscribed and paid shares increased from 4,259,045,163 shares to 4,441,192,887 shares. As a result, Quinenco's interest in Madeco decreased from 53.4% to 51.2%.

      2003 Capital Increase and Debt Restructuring. As a result of the material adverse effect on Madeco of the deep economic recession in Argentina and other adverse economic developments in the markets in which it operates, Madeco developed and implemented a refinancing plan to fortify its capital structure and improve its debt repayment capacity.

      In February 2003, Madeco initiated a Ch$101,380 million (historic value) capital increase. On March 4, 2003, Quinenco directly and indirectly subscribed and paid for 2,058,353,792 shares for Ch$49,400 million (historic value). The voluntary offering period concluded on March 22, 2003. Subscribed and paid capital amounted to Ch$51,314 million (historic value), divided in 2,138,097,727 shares. Following the close of the pre-emptive rights offering period, Madeco initiated an exchange offer of its bonds for shares of its stock that concluded on March 31, 2003. Series A and Series C bondholders exchanged bonds for an amount equivalent to Ch$3,717 million (historic value), equivalent to 154,876,051 shares valued at Ch$24 per share.

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

      An additional 264,800,000 shares were sold in a public auction on the Santiago Stock Exchange in June 2003 for Ch$7,679 million (historic value). As a result of the sale, Madeco's total outstanding shares increased to 2,963,284,806 shares. Quinenco did not subscribe for any of these additional shares. As a consequence, its interest in Madeco decreased from 84.3% to 76.8% as of the same date.

      In August 2003, in a public auction on the Santiago Stock Exchange, an additional 1,156,803,602 shares were sold for Ch$32,403 million (historic value), increasing total outstanding shares to 4,120,088,408. Quinenco did not subscribe to additional shares, and as a consequence, its interest in Madeco decreased to 55.2%. Total funds raised in the 2003 capital increase amounted to Ch$95,114 million (historic value). Proceeds were used to reduce liabilities and provide additional working capital for the company.

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

      In 2005, Madeco's consolidated net sales were Ch$365,488 million, of which 58.0% corresponded to sales of wire and cable products, 21.9% to brass mills products, 8.0% to aluminum profile products, and 12.1% to flexible packaging products. Export sales amounted to Ch$83,912 million, accounting for 23.0% of consolidated sales in 2005. Export sales volume amounted to 33,634 equivalent tons, which represented 26.8% of the total 125,615 equivalent tons sold in 2005.

      The following table shows selected financial information of Madeco and its subsidiaries at or for the years ended December 31, 2003, 2004 and 2005:

            Madeco and Subsidiaries
                                                                    2003                        2004                  2005
                                                                    ----                        ----                  ----
                                                                    (in millions of constant Ch$, except percentages)
Net sales:
     Wire and Cable ................................          Ch$117,367                  Ch$172,256            Ch$212,062
     Brass Mills ...................................              59,655                      87,050                79,908
     Aluminum Profiles .............................              31,036                      29,652                29,359
     Flexible Packaging ............................              44,320                      46,742                44,159
                                                              ----------                  ----------            ----------
          Total net sales ..........................          Ch$252,378                  Ch$335,700            Ch$365,488
                                                              ==========                  ==========            ==========
Operating income (loss):
     Wire and Cable ................................           Ch$(1,084)                  Ch$10,873             Ch$19,390
     Brass Mills ...................................               1,538                       8,451                 2,024
     Aluminum Profiles .............................               4,006                       3,456                 3,000
     Flexible Packaging ............................               3,458                       3,302                 3,426
                                                              ----------                  ----------            ----------
           Total  operating income (loss) ..........            Ch$7,918                   Ch$26,082             Ch$27,840

Non-operating results ..............................             (23,383)                    (14,815)              (13,623)
Income taxes .......................................              (1,691)                     (1,598)               (1,467)
Minority interest ..................................                (614)                       (850)                 (736)
                                                              ----------                  ----------            ----------
Net income (loss) ..................................          Ch$(17,770)                   Ch$8,819             Ch$12,014
                                                              ==========                  ==========            ==========

Total assets .......................................          Ch$375,569                  Ch$355,255            Ch$344,338
Bank debt & bond obligations .......................             155,595                     123,547                80,024
Other liabilities ..................................              63,271                      67,489                58,934
Shareholders' equity ...............................             156,703                     164,219               205,380
Quinenco's effective economic interest .............                55.2%                       51.2%                 47.8%

      The following table shows selected information regarding Madeco's plant facilities, installed capacity, and average utilization in 2005:

                                                                                               Installed
                                                                              Plant size       Production         Avg. Capacity
                                                                             (in square       Capacity (in       Utilization in
Production facility                            Principal Use/Products          meters)        tons per year)          2005(1)
-------------------                            ----------------------          -------        --------------          -------
Wire and Cable:
San Miguel, Chile ...................         Copper cable                      27,650             14,640              75%
Rio de Janeiro, Brazil ..............         Copper & aluminum cable           58,000             21,600              37%
Sao Paulo, Brazil ...................         Copper & aluminum cable           26,500             28,500              67%
Lima, Peru ..........................         Copper/aluminum cable             49,150             15,990              81%
Lima, Peru ..........................         Copper sulphates                     770              1,832              43%
Llavallol, Argentina (2) ............         Copper/aluminum cable             18,162              2,400              29%
Quilmes, Argentina (2) ..............         Copper/aluminum cable             39,850              4,800              20%
Lo Espejo, Santiago, Chile ..........         Copper rod                         1,050             12,000              19%
Sao Paulo, Brazil ...................         Aluminum rod                       1,800             11,520              31%
Rio de Janeiro, Brazil (4) ..........         Optical fiber cable                3,500          1,000,000               0%
Buenos Aires., Argentina (4) ........         Optical fiber cable                4,400            400,000              21%
Brass Mills:
San Miguel, Chile ...................         Pipes, bars & sheets              32,400             36,900              69%
Lo Espejo, Santiago, Chile ..........         Foundry                           20,450             78,900              55%
Quilpue, Chile ......................         Coin blanks & sheets              12,100              8,400              31%
Llavallol, Argentina (3) ............         Copper sheets                     30,112             10,120               0%
Llavallol, Argentina (3) ............         Foundry                            1,775             22,000               5%
Barracas, Argentina (3) .............         Copper pipes                      15,800              5,500              29%
San Luis, Argentina .................         Foundry, brass products            3,450              3,700               0%
Flexible Packaging:
Santiago, Chile .....................         Flexible packaging                16,600             13,200              77%
San Luis, Argentina .................         Flexible packaging                 7,500              6,000              82%
Aluminum Profiles:
Santiago, Chile .....................         Aluminum profiles                 33,200             16,536              72%

----------
(1) Average Capacity Utilization: total real production output as a percentage of installed annual production capacity.

(2) The Llavallol and Quilmes plants reinitiated wire and cable production on a limited, non-continuous basis in November 2004.

(3) The brass mills facility, in Barracas Argentina was partially reopened in September 2003 and the Llavallol foundry activities in November 2003.

(4)   Installed production capacity is measured in kilometers

      The following table shows Madeco's sales volumes, in metric tons, by business segment, in 2003, 2004 and 2005:

      Sales Volume (in metric tons):              2003        2004        2005
                                                  ----        ----        ----
      Wire & Cable (1)(2) ..............        53,923      62,866      70,756
      Brass Mills ......................        30,360      33,319      29,513
      Flexible Packaging ...............        14,821      16,361      14,527
      Aluminum Profiles ................        10,211      10,653      10,819
                                               -------     -------     -------
      Total ............................       109,315     123,199     125,615
                                               =======     =======     =======

      (1) Volume sales of the wire and cable unit in 2003, 2004 and 2005 include metal only.

      (2) Total sales volume represented in tons include the conversion of optical fiber volume sales using the conversion rate of 1 ton=44 kilometers.

      Wire and Cable Business Unit

      Madeco's principal activity is its wire and cable business, which accounted for 58.0% of consolidated sales in 2005. Madeco's wire and cable business expanded from Chile to Argentina in 1990, to Peru in 1994, and to Brazil in 1997. The Brazilian wire and cable operation, which in 2005 included the production and sale of copper and aluminum wire and cables, is Madeco's largest operation in this business segment with sales in 2005 of Ch$94,668 million, representing 44.6% of the total wire and cable segment sales of Ch$212,062 million in 2005. Madeco, through an investment in Optel, also has production facilities in Brazil and Argentina for the production of optical fiber cables.

      Madeco produces a wide variety of wire and cable products for the telecommunications, energy, mining, industry and construction sectors, the most generalized characteristics being: singular strand (wire) versus multiple, twisted strands (cable), bare or insulated and non-magnetic or magnetic strands. In addition to production facilities for the manufacturing of copper and/or aluminum wire and cable products in Chile, Brazil, Peru and Argentina, Madeco supplies the telecommunications, energy transmission and distribution, mining, general industry and construction sectors. Copper is the primary raw material used by the company in the production of wire and cable products. It represented approximately 78% of total raw material costs for Madeco in 2005.

      Sales of the wire and cable business unit increased by 23.1% in 2005, mainly as a result of strong demand for copper rod and copper and aluminum cables in Madeco's main markets of Brazil, Chile and Peru. Higher average prices as a consequence of the increase in copper prices, and a 12.6% increase in sales volumes more than offset the effect of the revaluation of the Chilean peso vis-a-vis the U.S. dollar on sales of foreign subsidiaries. In general terms, sales were stimulated by the favorable economic conditions which prevailed in Madeco's main markets, particularly Brazil, Chile and Peru. Export sales accounted for 14.6% of the wire and cable unit's revenue in 2005.

                    Madeco and Subsidiaries                                           Wire and Cable Unit
                                                                          2003                 2004                 2005
                                                                          ----                 ----                 ----
Revenues (in millions of constant Ch$) (1):
Chile ...................................................            Ch$20,252            Ch$32,346            Ch$38,743
Brazil ..................................................               58,057               80,408               94,668
Argentina (4) ...........................................                2,280                4,814                6,722
Peru ....................................................               21,682               30,514               40,863
Exports (2) .............................................               15,096               24,175               31,066
                                                                    ----------           ----------           ----------
Total ...................................................           Ch$117,367           Ch$172,257           Ch$212,062
                                                                    ==========           ==========           ==========

Sales Volume of Copper & Aluminum Cable
 (in metric tons) (3)
Chile ...................................................                6,253                8,993               10,718
Brazil ..................................................               28,135               31,394               31,032
Argentina ...............................................                1,138                2,011                2,256
Peru ....................................................                7,799                8,663               11,574
Exports (2) .............................................               10,598               11,805               13,132
                                                                    ----------           ----------           ----------
Total ...................................................               53,923               62,866               68,712
                                                                    ==========           ==========           ==========

Sales Volume of Optical Fiber Cable (in kms) (1)
Brazil ..................................................                   --                   --                5,335
Argentina ...............................................                   --                   --               71,000
Exports (2) .............................................                                        --               13,586
                                                                    ----------           ----------           ----------
Total (5) ...............................................                   --                   --               89,921
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

      (3) Volume sales of the wire and cable unit in 2003, 2004 and 2005 include metal only.

      (4) Madeco's revenues in Argentina in 2003 are the result of the marketing and selling of imported products from Brazil. In 2004, Madeco's revenues in Argentina are the result of the marketing and selling of both imported products from Ficap in Brazil and manufactured products from its Argentine subsidiary, Decker-Indelqui.

      (5) Optical fiber volume in equivalent tons was 2,044 tons in 2005 using the conversion rate of 1 ton=44 kilometers.

      Wire and Cable - Chile

      Madeco produces copper wires and cables in Chile. The Chilean operations accounted for 18.3% of the total wire and cable segment sales and 10.6% of total consolidated sales in 2005.

      Customers. Madeco has approximately 331 clients in Chile. In 2005, products were sold to durable goods manufacturers (53%), distributors (13%), energy transmission and distribution companies (16%), mining businesses (8%), telecom operators (5%) and others (5%). There was no significant concentration of sales made to any one client in 2005.

      Competition. The total market size of the wire and cable industry, (metal estimates only; does not include insulating materials) in Chile is estimated to be 28,100 metric tons as of December 31, 2005. Madeco estimates that its market share in Chile was 38% in 2005. Madeco has two main competitors in the Chilean wire and cable industry, Cocesa, a subsidiary of Phelps Dodge Corporation with an estimated market share of 26%, and Covisa, a local producer with an estimated market share of 17%. In addition, there are other domestic and international competitors in the Chilean market with market shares of 7% and 12%, respectively.

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

      Wire and Cable - Argentina

      Madeco's Argentine wire and cable operation are operated through its wholly-owned subsidiary Decker-Indelqui. Until early 2002, Madeco manufactured a wide variety of copper, aluminum and optical fiber wire and cable products in Argentina. At the beginning of 2002, as a consequence of Argentina's economic environment and political instability, the company suspended its Argentine wire and cable production operations. In late 2004, it reinitiated limited wire and cable production in Argentina on a sporadic basis. When levels of demand have the scale to operate efficiently and Madeco believes such levels are sustainable, it will increase its production. The Argentine wire and cable operations accounted for 3.2% of wire and cable segment sales in 2005 and 1.8% of Madeco's consolidated sales.

      Customers. In 2005, Madeco's copper and aluminum wire and cable operation had approximately 271 clients in Argentina. Products were sold to distributors (48%), energy transmission and distribution companies (40%), durable goods manufacturers (6%) and exports and others (6%). There was no significant concentration of sales made to any one client in 2005.

      Competition. The total market size of the wire and cable industry in Argentina (metal estimates only; does not include insulating materials) is estimated to be 40,100 metric tons as of December 31, 2005. Madeco estimates that its market share in Argentina was 6% in 2005. Madeco's main competitors in the Argentine wire and cable industry are Prysmian (24%), Imsa (20%) and Cimet (12%). In addition, there are other domestic and international competitors in Argentina which have estimated market shares of 35% and 3%, respectively.

      Manufacturing facilities. Production facilities for copper and aluminum cables are located in Quilmes and Llavallol, on the outskirts of Buenos Aires. Due to the economic crisis in Argentina, production for cable and aluminum wire and cables was halted in 2002. Limited production was reinitiated in 2004 on a sporadic basis. Optel has production capacity of 400,000 kms. in Argentina, although its plant has only operated on a limited basis since 2002. Commercial activities are also conducted through imports from Madeco's Chilean and Brazilian operations.

Raw materials.In 2005, aluminum cables were imported from Ficap in Brazil and copper rod from Madeco in Chile. In the past, Madeco's copper has been supplied for the Argentine operations from two large Chilean mining companies, Codelco and Enami. Aluminum is purchased from Aluar. Madeco purchases polyethylene from Borealis Compounds LLC of the United States. Madeco had many suppliers for both plastic and rubber materials.

      Wire and Cable - Brazil

      In Brazil, Madeco has operated in the copper and aluminum wire and cable segment through its wholly-owned subsidiary, Ficap, since 1997. The Brazilian operations accounted for 44.6% of wire and cable segment sales in 2005 and 25.9% of Madeco's consolidated sales.

      Customers. Madeco's copper and aluminum wire and cable operation had approximately 3,106 clients in Brazil in 2005. Products are sold to durable goods manufacturers (44%), distributors (23%), energy transmission and distribution companies (19%), telecom operators (5%) and others (9%). The largest customer, a Brazilian manufacturer, accounted for 6.2% of total wire and cable segment sales in 2005.

      Competition. The total market size of the wire and cable industry in Brazil (metal estimates only; does not include insulating materials) is estimated to be 211,200 metric tons as of December 31, 2005. Madeco estimates that its market share in Brazil was 15% in 2005. Madeco's main competitors in the Brazilian wire and cable industry are Prysmian (ex-Pirelli) (10%), Phelps Dodge (10%) and Invex (ex-Pirelli) (9%). In addition, there are many other domestic and international competitors in Brazil, which have estimated market shares of 55% and 1%, respectively.

      Manufacturing facilities. Madeco has two plant facilities in Brazil, a copper and aluminum cable and optical fiber cable plant in Rio de Janeiro and a copper and aluminum cable plant in Sao Paulo. Optel, Madeco's optical fiber cable subsidiary, which has production capacity of 1,000,000 kms. in Rio de Janeiro, did not engage in production activities in 2005.

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

      Wire and Cable - Peru

      In Peru, Madeco produces a variety of copper and aluminum wire and cable products, excluding plastic insulated aluminum products. The Peruvian operations of the wire and cable segment accounted for 19.3% of wire and cable segment sales and 11.2% of consolidated sales in 2005. In Peru, Madeco operates in the copper and aluminum wire and cable segment through its subsidiary, Indeco.

      Customers. Madeco's copper and aluminum wire and cable operation had approximately 1,347 clients in Peru in 2005. Products are sold to distributors (23%), energy transmission and distribution companies (14%), telecom operators (11%), retailers (6%), durable goods manufacturers (5%), mining (5%) and exports and others (36%). There was no significant concentration of sales made to any one client in Peru in 2005.

      Competition. The total market size of the wire and cable industry in Peru (metal estimates only; does not include insulating materials) is estimated to be 16,200 metric tons as of December 31, 2005. Madeco estimates that its market share in Peru was 71% in 2005. Madeco's main competitors in the Peruvian wire and cable industry is Celsa (11%). In addition, there are other domestic and international competitors with estimated market shares of 6% and 12%, respectively.

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

      Brass Mills Business Unit

      Sales of the brass mills segment amounted to Ch$79,908 million, accounting for 21.9% of Madeco's consolidated sales in 2005. Madeco has been operating in the brass mills business in Chile since 1944. Business expanded from Chile to Argentina in 1994 and brass mill operations in Argentina have been conducted through Madeco's subsidiary, Decker-Indelqui. As a consequence of Argentina's unstable economic and political environment, Madeco halted its brass mills production in Argentina in early 2002. As a result of a gradual recovery of the Argentine market, in 2003, Madeco partially reopened certain of its brass mills production operations at the Barracas plant and smelting production at the Llavallol facility and is also currently supplying the Argentine market through imports from subsidiaries in Chile and Brazil. Madeco currently intends to expand its brass mills operations in Argentina when levels of demand have the scale to operate efficiently and when Madeco believes such levels are sustainable.

      Madeco's brass mills business unit is composed of: (1) pipes, bars and sheets ("PBS") and (2) coin blanks and minted coins. Pipes, bars and sheets are manufactured in Chile and in Argentina from copper, copper alloys, brass and aluminum and are used by other industrial firms and in the construction sector. Madeco, through its Chilean subsidiary, Armat, also produces coin blanks and minted coins in Chile. Madeco's brass mills products are sold in over 20 countries with exports accounting for 56.3% of total sales revenue and 59.6% of total sales volume of the brass mills business unit in 2005.

      Sales of the brass mills business unit declined by 8.2% in 2005, attributable to a 7.1% decrease in the sale of pipes, bars and sheets and a 19.7% decrease in coin blank sales. PBS sales were affected by a 14.2% and 4.4% decline in sales in Chile and exports, respectively, due to lower volume sold, the effect of which was partially offset by higher average prices as a result of the rise in copper prices. The decline in PBS unit sales was partially offset by an 11.7% increase in revenues in Argentina as a result of higher volumes sold and higher average prices. Coin blank sales decreased due to a 33.8% decline in export sales volume and the effect of the appreciation of the Chilean peso on export revenues.

                     Madeco and Subsidiaries                                            Brass Mills Unit
                                                                               2003               2004               2005
                                                                               ----               ----               ----
Revenues (in millions of constant Ch$):
Pipes, Bars and Sheets
Chile ..........................................................          Ch$20,635          Ch$31,466          Ch$26,994
Argentina ......................................................              4,347              6,143              6,863
Exports (1) ....................................................             27,453             41,599             39,752
                                                                          ---------          ---------          ---------
Total Pipes, Bars and Sheets ...................................          Ch$52,435          Ch$79,208          Ch$73,609

Coins
Chile ..........................................................             Ch$668             Ch$755           Ch$1,030
Exports (2) ....................................................              6,551              7,087              5,269
                                                                          ---------          ---------          ----------
Total Coins ....................................................           Ch$7,219           Ch$7,842           Ch$6,299
                                                                          ---------          ---------          ---------
Total Brass Mills Unit .........................................          Ch$59,654          Ch$87,050          Ch$79,908
                                                                          =========          =========          =========

Sales Volume of Pipes, Bars and Sheets (in metric tons)
Chile ..........................................................              9,134              9,622              9,177
Argentina ......................................................              2,318              2,631              2,726
Exports (1) ....................................................             15,923             18,618             16,044
                                                                          ---------          ---------          ---------
Total ..........................................................             27,375             30,871             27,947
                                                                          =========          =========          =========

Sales Volume of Coins (in metric tons)
Chile ..........................................................                 71                 97                  9
Exports (2) ....................................................              2,914              2,351              1,557
                                                                          ---------          ---------          ---------
Total ..........................................................              2,985              2,448              1,566
                                                                          =========          =========          =========

----------
(1) Exports for the pipes, bars and sheets sub-unit are considered to be all sales to customers in any country other than Chile and Argentina.

(2) Exports for the coins sub-unit are considered to be all sales to customers in any country other than Chile.

         Brass Mills - Pipes, Bars and Sheets

      Sales of the pipes, bars and sheets sub-unit, which includes the manufacturing of pipes, bars, bus bars and sheets in copper, copper alloy, brass, aluminum and aluminum alloy amounted to Ch$73,609 million in 2005, accounting for 92.1% of the total brass mills business unit's sales and 20.1% of consolidated sales in 2005. Sales in Chile accounted for 36.7% of pipes, bars and sheets revenue in 2005, sales in Argentina accounted for 9.3%, and exports accounted for 54.0%.

      Customers. In 2005, Madeco had 371 customers in Chile, 561 in Argentina and 121 customers in its export markets. The largest customer, a brass mills products distributor in the United States, accounted for 10.7% of the total pipes, bars and sheets sales in 2005. In Chile, pipes, bars and sheets are sold to retailers and distributors (64%), durable goods manufacturers (17%), mining (7%), electric appliance manufacturers (5%), aluminum manufacturers (3%), and others (4%). In Argentina, pipes, bars and sheets are sold to retailers and distributors (50%), durable goods manufacturers (24%), construction companies (17%) and exporters and others (9%).

      Competition. Madeco estimates that the total market size for pipes, bars and sheets was approximately 15,900 metric tons in Chile and 23,300 metric tons in Argentina, as of December 31, 2005. Madeco estimates that it has a 58% market share in Chile and a 12% market share in Argentina. There are four main competitors in the Chilean pipes, bars and sheets market, including Conmetal (9%), Cembrass (4%), Tecob (3%) and Offermanns (2%). In addition, there are international competitors in the Chilean pipes, bars and sheets market, which have estimated market shares of 24%. There are four main competitors in the Argentine pipes, bars and sheets market, including Pajarbol-Cembrass (21%), Sotyl (13%), Vaspia (7%) and Quimetal (7%). In addition, there are other domestic and international competitors in the Argentine pipes, bars and sheets market, which have estimated market shares of 27% and 13%, respectively.

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

      Raw materials. The primary raw materials used in the production of pipes, bars and sheets are copper, aluminum, zinc, nickel and tin. Copper supplies are purchased for both Argentina and Chile from two large Chilean mining companies, Codelco and Enami. In 2005, Madeco obtained most of its aluminum requirements from Aluar in Argentina. Zinc is purchased from a Peruvian supplier, Cajamarquilla. Nickel is mainly purchased from Inco Limited (Canada) and Companhia Niquel Tocantins (Brazil). Tin is purchased from Minsur (Peru).

      Brass Mills - Coin Blanks and Minted Coins

      Sales of the coins sub-unit, which includes the manufacture of coin blanks and minted coins, amounted to Ch$6,299 million in 2005, accounting for 7.9% of the total brass mills business unit's sales and 1.7% of consolidated sales in 2005. Sales in Chile accounted for 16.4% of coin revenue in 2005 and exports accounted for 83.6% of coins revenue. Sales of the coin blanks unit declined by 19.7% in 2005, mainly attributable to fewer international contracts and the effect of the appreciation of the Chilean peso on US dollar exports.

      Coin blanks and minted coins are produced by Madeco's wholly-owned Chilean subsidiary, Armat. Production involves the use of four copper-based alloys. The exact alloy mix is determined according to customer specifications.

      Customers. The company's largest customers in 2005 were the National Bank of Denmark, which accounted for 23.4% of total coin sales, the Argentine Mint, which accounted for 22.9% and the Chilean Mint which accounted for 18.4%.

      Raw materials. Madeco purchases its copper supplies from Codelco and Enami, and most of its aluminum requirements from Aluminios Argentinos (Aluar) in Argentina. Zinc is principally purchased from a Peruvian supplier, Cajamarquilla.

      Flexible Packaging Business Unit

      Sales of the flexible packaging business unit amounted to Ch$44,159 million in 2005, accounting for 12.1% of Madeco's 2005 consolidated sales. Madeco is a manufacturer of printed flexible packaging for use in the packaging of consumer products. It also produces aluminum foil and plastic wrap for both commercial and home use. Madeco participates in the flexible packaging industry in Chile through its subsidiary, Alusa. In Argentina, Madeco has operated since 1993 through its subsidiary, Aluflex. Additionally, Madeco owns a 19% stake in two manufacturers in Peru, Peruplast and Tech Pack, respectively, which together comprise the largest flexible packaging operation in that country. Export sales of the flexible packaging business unit amounted to Ch$6,216 million, accounting for 14.1% of total unit sales.

      In 2005, sales of the flexible packaging segment declined by 5.5% compared to 2004, mainly due to a 7.1% decrease in sales in Chile due to the closure of the Alufoil subsidiary in late 2004, and a 5.0% decrease in export sales.

                     Madeco and Subsidiaries                                    Flexible Packaging Unit
                                                                        2003                2004                2005
                                                                        ----                ----                ----
         Revenues (in millions of constant Ch$):
Chile ..................................................           Ch$29,206           Ch$29,822           Ch$27,699
Argentina ..............................................               9,739              10,375              10,244
Exports (1) ............................................               5,375               6,545               6,216
                                                                   ---------           ---------           ---------
Total ..................................................           Ch$44,320           Ch$46,742           Ch$44,159
                                                                   =========           =========           =========

Sales Volume (in metric tons)
Chile ..................................................               9,674              10,171               8,581
Argentina ..............................................               3,417               3,867               3,828
Exports (1) ............................................               1,730               2,323               2,118
                                                                   ---------           ---------           ---------
Total ..................................................              14,821              16,361              14,527
                                                                   =========           =========           =========

(1) Exports for the flexible packaging unit are considered to be all sales to customers in any country other than Chile and Argentina.

      Flexible Packaging - Chile

      Sales of the Chilean flexible packaging operations amounted to Ch$27,699 million, accounting for 62.7% of total flexible packaging segment sales and 7.6% of Madeco's consolidated sales in 2005.

      Customers. The Chilean flexible packaging operations have approximately 100 customers, including national and international consumer product manufacturers. Exports from Chile and Argentina are made to approximately 45 customers.

      Competition. Madeco estimates that the total market in Chile for flexible packaging products was 30,000 metric tons in 2005. Madeco estimates that it has a market share in Chile of approximately 28%. The main competitor in the Chilean flexible packaging market is Edelpa, which had an estimated market share of 35% in 2005. In addition, other competitors in the Chilean market have an estimated 37% market share.

      Manufacturing facilities. Manufacturing in Chile is carried out in two plant facilities located near Santiago.

      Raw materials. Madeco's plastic film suppliers include Vitopel, Terphane and Sigdopack. The main polyethylene resin suppliers are Dow Chemical through PBB Polisur, Petroquimica Dow and Dow Quimica Chilena from whom Madeco purchased approximately 22% of its requirements in 2005. Madeco obtains most of its aluminum requirements from Aluar and Hydro Aluminum Deutschland GMBH. Ink is purchased from Sun Chemical and Flint Ink. Paper is purchased from suppliers in Chile, Brazil, Italy and Sweden. Madeco purchases its various adhesives from Henkel and Rhom & Hass.

      Flexible Packaging - Argentina

      Sales of the Argentine flexible packaging operations amounted to Ch$10,244 million, accounting for 23.2% of total flexible packaging segment sales in 2005.

      Customers. The Argentine flexible packaging operations have approximately 30 customers. Exports from Chile and Argentina are made to approximately 45 customers.

      Competition. Madeco estimates that the total market in Argentina for flexible packaging products was approximately 69,900 metric tons in 2005. Madeco believes that the Argentine market for flexible packaging products is highly fragmented. Based on its own internal analysis, Madeco estimates that its market share is probably around 7% and that its five main competitors in Argentina have a combined 48% market share as of December 31, 2005.

      Manufacturing facilities. Manufacturing activities are carried out in Argentina at a plant facility located in San Luis.

      Raw materials. Madeco's plastic film suppliers include Vitopel, Terphane and Sigdopack. The main polyethylene resin suppliers are Dow Chemical through PBB Polisur, Petroquimica Dow and Dow Quimica Chilena from whom Madeco purchased approximately 22% of its requirements in 2005. Madeco obtains most of its aluminum requirements from Aluar and Hydro Aluminum Deutschland GMBH. Ink is purchased from Sun Chemical and Flint Ink. Paper is purchased from suppliers in Chile, Brazil, Italy and Sweden. Madeco purchases its various adhesives from Henkel and Rhom & Hass.

      Aluminum Profiles Business Unit

      Sales of the aluminum profiles segment amounted to Ch$29,359 million in 2005, accounting for 8.0% of Madeco's 2005 consolidated sales. Madeco is the sole Chilean manufacturer of aluminum profiles, the foundation of window frames and doorframes. In addition, it produces profiles which are used in the manufacture of industrial durable goods such as refrigerators and ovens.

      Madeco operates in the aluminum profiles segment through its subsidiary, Indalum. Through Indalum, Madeco also owns Alumco, the largest Chilean aluminum profiles distributor. Madeco also distributes aluminum profiles in Bolivia through its proprietary company, Distribuidora Boliviana.

      Sales of the aluminum profiles segment decreased by 1.0% in 2005, mainly due to lower average prices, the effect of which was partially offset by a 1.6% increase in volumes sold during the year.

                Madeco and Subsidiaries                                       Aluminum Profiles
                                                                       2003            2004         2005
                                                                       ----            ----         ----
  Revenues (in millions of constant Ch$):
Chile ..............................................              Ch$29,848       Ch$27,819    Ch$27,749
Exports ............................................                  1,188           1,833        1,610
                                                                  ---------       ---------    ---------
Total ..............................................              Ch$31,036       Ch$29,652    Ch$29,359
                                                                  =========       =========    =========

Sales Volume (in metric tons)
Chile ..............................................                 10,211          10,653       10,345
Exports ............................................                     --              --          474
                                                                  ---------       ---------    ---------
Total ..............................................                 10,211          10,653       10,819
                                                                  =========       =========    =========

      Customers. In 2005, the aluminum profiles operation had approximately 50 active customers, of which 12 were distributors for Madeco. In 2005, Madeco's main customers in the aluminum profiles segment were retailers (21%), independent distributors (45%), construction companies and durable goods manufacturers (31%) and exporters and others (3%).

      Competition. The size of the aluminum profiles market in Chile was estimated to be 14,900 metric tons per year as of December 31, 2005. Madeco estimates that it had a 69% market share in the aluminum profiles segment in Chile, and that its main competitor, Alcoa, had a 17% market share in 2005. International aluminum profiles manufacturers also compete in Chile through imported products with an estimated market share of 14%.

      Manufacturing facilities. Manufacturing activities are carried out in Chile at a plant facility located Lo Espejo, on the outskirts of Santiago.

      Raw Materials. Aluminum, which represents approximately 74% of the total production cost of aluminum profiles, is purchased from Aluar and STC Intermesa Trading Co.

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

C. Organizational Structure

      The following table shows the percentage interests directly and indirectly owned by Quinenco in each of its main businesses as of December 31, 2005:

                                                                           Percentage of Economic Interest
                                                                                  Owned by Quinenco
                                                                                 At December 31, 2005
                                                                     ---------------------------------------------
                                                                      Country of      Economic       Control Of
                                                                     Incorporation    Ownership    Voting Shares
                                                                     -------------    ---------    -------------
Financial
            Banco de Chile (1) ...............................          Chile             29.2%           52.2%
Food and Beverage
            CCU ..............................................          Chile             32.1%           32.1%
Telecommunications
            Telefonica del Sur................................          Chile             73.7%           73.7%
            Entel ............................................          Chile              5.7%            5.7%
Manufacturing
            Madeco ...........................................          Chile             47.8%           47.8%

----------
(1)   Economic ownership information corresponds to dividend rights.

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

      Banco de Chile owns an approximately 65,000 square meter building and the underlying land located in Santiago that serves as executive offices for the bank and most of its subsidiaries. In addition, it owns a 15,000 square meter building in Santiago where the remainder of its executive offices are located. As of December 31, 2005, Banco de Chile owned the properties of 139 full service branches (approximately 102,400 square meters of office space). It leases office space for the remaining 109 full service branches and for the New York and Miami branches, as well as representative offices. The bank also owns properties throughout Chile for back office and administrative operations including document storage facilities as well as a 140,000 square meter recreational facility for employee use.

      For further information on future investments in property, plant and equipment, see Note 10 to our Consolidated Financial Statements and "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

Item 5. Operating and Financial Review and Prospects

Executive Overview

      We are one of the largest diversified companies engaged in the industrial and services sectors in Chile. We have invested in four main sectors of the economy: financial services; food and beverage; telecommunications and manufacturing. In addition, we hold investments in real estate development, among other sectors.

      We conduct our operations through various consolidated subsidiaries (in which, in certain cases, minority shareholders hold significant interests), and through significant equity investments in certain other companies. Our Consolidated Financial Statements as of December 31, 2005 consolidate the results of Madeco, Telefonica del Sur, Indalsa and Carrera, although following the sale of Lucchetti Chile in 2004 and the Santiago Hotel Carrera in 2003, the results of Indalsa and Carrera are no longer relevant to our consolidated results. Our majority-owned investment in Banco de Chile, and our equity investments in CCU, Entel and Habitaria are accounted for under the equity method, and our proportional share of the net income (or loss) from these entities is included under the caption "Non-operating results" in our income statement.

      Our consolidated net income for any period depends on: (i) the income (or loss) generated by us, (ii) the income (or loss) generated by the companies accounted for under the equity method and our economic interest in each such company, (iii) dividends from other investments accounted for by the cost method and (iv) the income (or loss) generated by Quinenco on the sale of investments.

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

      As of December 31, 2005, investments in the financial services sector, represented by Quinenco's controlling interest in Banco de Chile, made up approximately 68% of Quinenco's total investments and 60% of total assets at the corporate level. Due to the importance of our investments in the financial services sector, our level of income from dividends and participation in net income will depend, to a large extent, on results from this investment. In addition, the food and beverage sector investment, CCU, also contributes significantly to our level of income from dividends and participation in net income. For further information regarding these entities, whose results are not consolidated in our financial statements under Chilean GAAP, see Banco de Chile's and CCU's respective Annual Reports on Form 20-F for the fiscal year ended December 31, 2005.

      The Banco de Chile acquisition in 2001 involved significant cash outlays, which were financed with debt. Although the initial debt incurred in connection with the acquisition has been partially reduced through sales of non-strategic assets, dividend income and other resources, we will continue to incur interest expense associated with the remaining debt until its level is reduced, either by payments at scheduled amortization dates or through the sale of non-strategic assets. In addition, in connection with the acquisition of Banco de Chile, we recognized goodwill in the amount of Ch$247,779 million (historic value). The goodwill is being amortized over a period of 20 years, in accordance with Chilean GAAP and the related expense will represent a charge to income in future periods.

      Our lines of business and results of operations are, to a large extent, dependent on the overall level of economic activity and growth in Chile. Of our total aggregate revenues (which are calculated as the sum of our consolidated revenues and CCU's revenues), which amounted to Ch$914,014 million in 2005, approximately 73% were from operations in Chile. Additionally, Banco de Chile mainly operates in Chile and derived approximately 97% of its operating revenues from domestic operations in 2005. In addition to Chile, Madeco is dependent on the overall level of economic activity and growth in Brazil, Argentina and Peru, and CCU is dependent on the overall level of economic activity in Argentina.

      Until March 2004, we provided food production and distribution through the interest we held in Indalsa. Indalsa's main operations have been discontinued following the sale of its Argentine operations in 2001, the forced closure of its Peruvian plant in early 2003 and the sale of its Chilean operation in the first quarter of 2004. Indalsa's 2003 consolidated sales amounted to Ch$62,774 million and corresponded almost entirely to sales of Lucchetti Chile. Lucchetti Chile, which produced pastas, creams and soups and represented approximately 85% of Indalsa's consolidated assets, was sold on March 31, 2004 to a local food company for Ch$11,811 million (net of financial debt). Indalsa reported a gain on sale of Ch$4,216 million in connection with the disposal in 2004. Following the sale, Indalsa's remaining assets include assets in liquidation in Peru and Chile and a 50% interest in a small cookie and candy producer acquired in 2004. As a result of the discontinuation of its main activities, Indalsa's result of operations are no longer significant to us.

      We have no plans to further develop our interest in the hotel administration business, following the sale of the Hotel Carrera to the Chilean government in 2003, the non-renewal of the leases on the three hotels it operated in the north of Chile in 2004 and the sale of the remaining hotel in Concepcion in 2005.

      The competitive environment in Chile has increased significantly in recent years. As a result, our main operating companies face high levels of competition in their lines of business. In particular, Banco de Chile and CCU, the most significant contributors to our dividend cash flow and results of operations, are subject to intense competition from domestic and multinational competitors, which has led to consolidation in their respective industries. We expect the trend of consolidation to continue, which could affect our profit margins.

      See "- D. Trend Information" for further information regarding economic and industry-wide-factors relevant to us.

OVERVIEW OF 2005 RESULTS OF OPERATIONS

      Our consolidated revenues grew by Ch$25,686 million or 6.5% to Ch$421,968 million in 2005 compared to Ch$396,282 million in 2004, mainly due to a Ch$29,788 million increase in sales corresponding to Madeco's operations, related to the sustained recovery of its main markets and strong demand for wire and cable products. The increase in consolidated revenues was partially offset by the divestment of Lucchetti Chile in early 2004 and the sale of Hoteles Carrera's remaining hotel in mid 2005, which resulted in a reduction of Ch$2,745 million in revenues when compared to 2004.

      Our operating income reached Ch$30,646 million in 2005, an increase of 9.0%, mostly attributable to Madeco's operations, which benefited from increased sales, and a reduction in administrative expenses at the corporate level.

      We reported net non-operating income of Ch$36,545 million, compared to net non-operating income of Ch$5,058 million in 2004. The variation between the two years is largely explained by non-recurring gains on sale of shareholdings in the retail sector, which amounted to Ch$23,924 million in 2005.

      Our 2005 non-operating results also benefited from a 12.6% increase in income from equity investments which rose by Ch$8,254 million to Ch$73,534 million as a result of higher net earnings achieved by Banco de Chile, CCU, Entel and others.

      Our net income reached Ch$51,080 million compared to Ch$24,193 million reported in 2004, an increase of 111.1%. The increase in net profit was mainly attributable to the aforementioned non-recurring gains on the sale of investments in the retail sector, higher results from equity investments and lower non-operating expenses reported during the period.

      Our cash flow from dividends amounted to Ch$69,241 million in 2004, an increase of Ch$18,423 million compared to the Ch$50,818 million we received in 2004. It is worth mentioning that dividends received in 2005 included an extraordinary dividend from Entel of Ch$10,622 million. In addition, Telefonica del Sur distributed dividends of Ch$3,362 million to Quinenco, almost unchanged from Ch$3,357 million in 2004.

      The following discussion analyzes our consolidated results for the years ended December 31, 2003, 2004 and 2005. See "Item 4. Information on Us" for certain data regarding revenues and operating income of major product segments of our principal businesses.

      In the following discussion the term "holding company" refers to Quinenco and the intermediate level holding companies through which, in certain cases, Quinenco holds its interest in our consolidated operating companies and certain equity investments.

      The following table shows the percentage interests directly and indirectly owned by Quinenco in each of the main sectors in which it participated at December 31, 2003, 2004 and 2005:

                                                                             Percentage of Economic Interest
                                                                                   Owned by Quinenco
                                                                                   as of December 31,
                                                                         ----------------------------------------
                                                                              2003          2004          2005
                                                                              ----          ----          ----
Financial Services
            Banco de Chile (1) ...................................            52.2%         53.5%         52.2%
Food and Beverage
            Indalsa (2) ..........................................            95.9%         97.0%         99.1%
                    CCU (3).......................................            30.8%         30.8%         32.1%
Telecommunications
            Telefonica del Sur ...................................            73.6%         73.7%         73.7%
            Entel ................................................             5.7%          5.7%          5.7%
Manufacturing
            Madeco (4) ...........................................            55.2%         51.2%         47.8%
Real Estate/Hotel Administration
            Hoteles Carrera (5) ..................................            90.0%         90.0%         88.8%
            Habitaria ............................................            50.0%         50.0%         50.0%

(1) In April 2004, Banco de Chile repurchased 2.5% of its own outstanding shares. As a result, our effective voting interest in Banco de Chile increased from 52.2% to 53.5%. It resold these shares in August 2005, and our effective voting interest decreased from 53.5% to 52.2%.

(2) In December 2003, we subscribed to a capital increase at Indalsa. As a consequence, our effective economic interest increased to 95.9%. In 2004 and 2005, we subscribed for and purchased additional shares. As a result, our effective interest increased to 97.0% and 99.1%, respectively.

(3) In July 2005, IRSA purchased an additional 2.5% of shares of CCU. As a result, our effective interest increased from 30.8% to 32.1%.

(4) As a result of Madeco's 2003 capital increase, our ownership interest in Madeco increased from 53.4% to 55.2%. In 2004, Madeco's key executives exercised stock options of shares of Madeco in accordance with the company's stock incentive program. Madeco's total outstanding subscribed and paid shares increased from 4,259,045,163 shares to 4,441,192,887 shares. As a result, our interest in Madeco decreased from 55.2% to 51.2%. In 2005, we subscribed for a portion of our preferential rights in Madeco's capital increase. As a result, our interest in Madeco decreased from 51.2% to 47.8%.

(5) In 2005, as a result of a merger of two intermediate holding companies, our interest in Carrera decreased from 90.0% to 88.8%.

RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our Consolidated Financial Statements included elsewhere herein. Our Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in significant respects from U.S. GAAP. Note 27 to our Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2004 and 2005 and net income
(loss) for the years ended December 31, 2003, 2004 and 2005.

      In accordance with Chilean GAAP, financial data included in our Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2005. See Notes 2(b) and 3 to our Consolidated Financial Statements.

NET SALES

                                             2003      Variation    % change       2004      Variation     % change       2005
                                             ----      ---------    --------       ----      ---------     --------       ----
                                                          (in millions of constant Ch$, except percentages)
Madeco .............................      252,378       83,322         33.0     335,700       29,788           8.9     365,488
Indalsa ............................       62,774      (61,645)       (98.2)      1,129       (1,129)       (100.0)         --
Telefonica del Sur .................       54,655          191          0.3      54,846         (122)         (0.2)     54,724
Hoteles Carrera ....................        7,084       (4,782)       (67.5)      2,302       (1,616)        (70.2)        686
Holding Co. & eliminations .........        2,610         (305)       (11.7)      2,305       (1,235)        (53.6)      1,070
                                          -------       ------                  -------       ------                   -------
Total net sales ....................      379,501       16,781          4.4     396,282       25,686           6.5     421,968
                                          =======       ======                  =======       ======                   =======

      2005 Compared to 2004

      In 2005, we reported net consolidated sales of Ch$421,968 million, a 6.5% increase from the net sales of Ch$396,282 million in 2004. The increase was attributable to higher sales at Madeco, partially offset by lower sales at Indalsa following the divestment of its Chilean operations in early 2004 and Hoteles Carrera as a result of the sale of its remaining hotel in mid 2005.

      Madeco's sales, which accounted for 86.6% of our consolidated sales in 2005, increased by 8.9% to Ch$365,488 million. The growth in sales was primarily attributable to (i) higher average prices of the product mix, mainly related to the increase in copper prices, which were passed on to customers and (ii) a 0.3% increase in volumes sold on a consolidated basis.

      Sales corresponding to Madeco's wire and cable business unit rose by Ch$39,806 million or 23.1% to Ch$212,062 million due to strong demand for copper rod and copper and aluminum cables in Chile, Brazil and Peru. The increase in consolidated sales was partially offset by lower sales of the Brass mill business unit, which decreased by 8.2% to Ch$79,908 million due to an 11.4% decline in the volume sold in Chile and a lower level of exports. Likewise, sales growth experienced by the flexible packaging unit fell by 5.5% or Ch$2,583 million, primarily due to the closure of a subsidiary in late 2004.

      2004 Compared to 2003

      In 2004, we reported net consolidated sales of Ch$396,282 million, a 4.4% increase from the net sales of Ch$379,501 million in 2003. The increase was mainly attributable to higher sales at Madeco, partially offset by lower sales at Indalsa following the divestment of its Chilean operations in early 2004.

      Madeco's sales, which accounted for 84.7% of our consolidated sales in 2004, increased by 33.0% to Ch$335,700 million. The growth in sales was primarily attributable to (i) higher average prices of cables and brass mill products, mainly related to the increase in copper, aluminum and zinc prices, which were passed on to customers and (ii) a 12.7% increase in volumes sold on a consolidated basis. The higher average prices and volumes were partially offset by a 6.1% revaluation of the Chilean peso against the U.S. dollar during the year, which adversely affected cable revenues from foreign operations and brass mill exports.

      Sales corresponding to Madeco's wire and cable business unit rose by Ch$54,890 million or 46.8% to Ch$172,257 million as a consequence of strong demand for copper rod and copper and aluminum cables in Chile, Brazil and Peru. Brass mill sales increased by 45.9% to Ch$87,051 million due to large volume increases in Chile and Argentina, the effect of which was partially offset by lower coin blank sales. Sales growth experienced by the flexible packaging unit also contributed to the increase in consolidated sales, having grown by 5.5% to Ch$46,741 million, mainly as a result of higher exports and sales volume in Chile. Sales of the aluminum profiles unit fell by 4.5% due to lower average prices, the effect of which was not offset by the higher volume sold during the year.

      Indalsa's sales decreased by Ch$61,645 million to Ch$1,129 million, accounting for less than 1% of our consolidated sales following the divestiture of Lucchetti Chile in the first quarter of 2004.

COST OF SALES

                                            2003    Variation   % change       2004    Variation  % change        2005
                                            ----    ---------   --------       ----    ---------  --------        ----
                                                         (in millions of constant Ch$, except percentages)
Madeco .............................    (221,340)     65,240      29.5     (286,580)     26,968       9.4     (313,548)
Indalsa ............................     (43,330)    (43,330)   (100.0)          --          --        --           --
Telefonica del Sur .................     (26,828)        429       1.6      (27,257)        (50)     (0.2)     (27,207)
Hoteles Carrera ....................      (5,985)     (3,831)    (64.0)      (2,154)     (1,896)    (88.0)        (258)
Holding Co. & eliminations .........      (5,187)        120       2.3       (5,307)     (1,395)    (26.3)      (3,912)
                                        --------      ------               --------      ------               --------
Total cost of  sales ...............    (302,670)     18,628       6.2     (321,298)     23,627       7.4     (344,925)
                                        ========      ======               ========      ======               ========

      2005 Compared to 2004

      In 2005, our cost of sales was Ch$344,925 million, compared to cost of sales of Ch$321,298 million in 2004, an increase of 7.4%. The increase in our consolidated cost of sales mainly attributable to a 9.4% increase in cost of sales at Madeco, as a result of higher raw material costs, particularly copper, aluminum and plastics. As a percentage of sales, Madeco's cost of sales increased slightly from 85.4% in 2004 to 85.8% in 2005.

      The increase in cost of sales was partially offset by lower cost of sales associated with Carrera following the divestment of its productive assets.

      2004 Compared to 2003

      In 2004, our cost of sales was Ch$321,298 million, compared to cost of sales of Ch$302,670 million in 2003, an increase of 6.2%. The increase in our consolidated cost of sales was in line with the increase of 4.4% in our consolidated sales and was mainly attributable to an increase in cost of sales at Madeco, partially offset by lower cost of sales at Indalsa following the divestiture of its Chilean operations in the first quarter of 2004.

      At Madeco, the increase in cost of sales of 29.5% was in line with its sales revenue increase of 33.0% in 2004 as well as an increase in Madeco's principal raw material costs. As a percentage of sales, cost of sales declined from 87.7% in 2003 to 85.4% in 2004.

      At Indalsa, the decrease in cost of sales was attributable to the divestiture of the Chilean operations in early 2004.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                 2003    Variation  % change      2004    Variation    % change      2005
                                                 ----    ---------  --------      ----    ---------    --------      ----
                                                        (in millions of constant Ch$, except percentages)
Madeco ...................................    (23,120)        (82)    (0.4)    (23,038)     1,062          4.6     (24,100)
Indalsa ..................................    (16,371)    (14,901)   (91.0)     (1,470)      (844)       (57.4)       (626)
Telefonica del Sur .......................    (14,747)       (124)    (0.8)    (14,623)       (89)        (0.6)    (14,534)
Hoteles Carrera ..........................     (1,322)       (723)   (54.7)       (599)      (126)       (21.0)       (473)
Holding Co. & eliminations ...............     (7,735)       (609)    (7.9)     (7,126)      (462)        (6.5)     (6.664)
                                              -------     -------              -------                    ----     -------
Total SG&A expenses ......................    (63,295)    (16,439)   (26.0)    (46,856)      (459)        (1.0)    (46,397)
                                              =======     =======              =======                    ====     =======

      2005 Compared to 2004

      In 2005, our SG&A expenses were Ch$46,397 million, compared to Ch$46,856 million in 2004, a decrease of 1.0%. The decrease was mostly entirely attributable to lower selling, general and administrative expenses at Indalsa following the sale of its Chilean operations in the first quarter of 2004, partially offset by an increase in Madeco's SG&A expenses.

      Madeco's SG&A expenses increased by 4.6%, mainly attributable to higher SG&A expenses associated with the wire and cable operations as a consequence of the higher sales level and non-recurring SG&A expenses in Brazil. To a lesser extent, a 21.0% increase in SG&A expenses related to the brass mills business unit also contributed to the increase in SG&A expenses in 2005. The increase was partially offset by lower SG&A expenses associated with the flexible packaging unit as a result of the closure of a subsidiary in late 2004 and the aluminum profile unit due to the discontinuation of a Bolivian distributorship. As a percentage of sales, Madeco's SG&A expenses fell to 6.6% compared to 6.9% in 2004.

      2004 Compared to 2003

      In 2004, our SG&A expenses were Ch$46,856 million, compared to Ch$63,295 million in 2003, a decrease of 26.0%. The decrease was almost entirely attributable to lower selling, general and administrative expenses at Indalsa following the sale of its Chilean operations in the first quarter of 2004.

      Madeco's SG&A expenses declined by 0.3% despite the 33.0% increase in sales experienced during 2004. SG&A expenses as a percentage of sales fell to 6.9% compared to 9.2% in 2003, mainly due to SG&A expense reductions associated with the brass mills business unit in Chile and lower expenses of the coin blanks unit. In addition, SG&A expenses associated with Madeco's aluminum profiles business unit fell as a consequence of cost saving measures aimed at lowering salaries and personnel expenses, outsourcing, marketing and advertising costs. These reductions were partially offset by higher SG&A expenses related to the wire and cable business unit, which increased as a result of the higher sales level experienced during the year.

OPERATING INCOME (LOSS)

                                                   2003    Variation  % change       2004   Variation    % change       2005
                                                   ----    ---------  --------       ----   ---------    --------       ----
                                                            (in millions of constant Ch$, except percentages)
Madeco .....................................      7,918      18,164     229.4      26,082      1,758         6.7      27,840
Indalsa ....................................      3,073      (3,414)     n.a.        (341)      (285)       83.6        (626)
Telefonica del Sur .........................     13,080        (114)     (0.9)     12,966         17         0.1      12,983
Hoteles Carrera ............................       (223)       (228)    102.2        (451)       406       (90.1)        (45)
Holding Co. & eliminations .................    (10,312)        184      (1.8)    (10,128)       622        (6.1)     (9,506)
                                                -------      ------               -------      -----                  ------
Total operating income (loss) ..............     13,536      14,592     107.8      28,128      2,518         9.0      30,646
                                                =======      ======               =======      =====                  ======

      2005 Compared to 2004

      In 2005, we reported operating income of Ch$30,646 million, compared to operating income of Ch$28,128 million in 2004. The increase of 9.0% in 2005 was primarily due to an improvement in the operating performance of Madeco, lower administrative expenses at the corporate level and a reduction in the operating losses associated with Hoteles Carrera following the divestiture of its main assets.

      In spite of a rise in raw materials costs and SG&A expenses, the higher sales level achieved during the year boosted Madeco's operating income by 6.7% to Ch$27,840 million. In particular, the wire and cable business unit led the company's growth in operating income in 2005, increasing by Ch$8,517 million to Ch$19,390 million. The increase in operating income was partially offset by a reduction in the operating income of the brass mills unit due to the lower sales volume, higher energy costs, higher copper prices and lower exports as a result of the revaluation of the Chilean peso.

      Telefonica del Sur's operating profits remained stable at Ch$12,983 million, almost unchanged from the Ch$12,966 million reported in 2004. Sales, cost of sales and SG&A expense as a percentage of sales did not vary significantly from those reported in 2004, although the sales mix favored non-regulated services, particularly internet services. The increase in revenues from non-regulated services offset the reduction in revenues related to fixed line traffic and access charges, which continued to decline as consumers increasingly substitute mobile and other telecommunication alternatives for traditional fixed line telephony.

      2004 Compared to 2003

      In 2004, we reported operating income of Ch$28,128 million, compared to operating income of Ch$13,536 million in 2003. The increase of 107.8% in 2004 was primarily due to an improvement in the operating performance of Madeco, the effect of which was partially offset by a reduction in Indalsa'a operating income as a result of the divestiture of its main business in early 2004.

      Madeco's operating income increased by 229.4% to Ch$26,082 million. The increase in Madeco's operating results was mainly attributable to the higher sales level achieved during the year and a reduction in SG&A expenses as a percentage of sales. In particular, the wire and cable and brass mills business units led the company's strong recovery in 2004, accounting for 41.7% and 32.4% of consolidated operating income, respectively. The improvement in the operating performance of these business units was a result of strong demand from the construction, energy, mining and telecom sectors (which allowed the company to pass on price increases to customers), efficiency gains and SG&A expenses that increased at a lesser rate than the increase in sales.

      Telefonica del Sur's operating profits remained stable at Ch$12,966 million, varying by less than 1% from 2003. Sales, cost of sales and SG&A expense as a percentage of sales did not vary significantly from those reported in 2003, although the sales mix favored non-regulated services, particularly internet services. The increase in revenues from non-regulated services more than offset the reduction in revenues related to fixed line traffic and access charges, which continued to decline as consumers increasingly substitute mobile and other telecommunication alternatives for traditional fixed line telephony.

NON - OPERATING RESULTS

INTEREST INCOME

      2005 Compared to 2004

      In 2005, interest income amounted to Ch$3,046 million, compared to Ch$2,032 million in 2004, an increase of 50.0%. The increase in interest income was primarily attributable to a higher average level of interest-bearing cash and cash equivalents, as well as higher prevailing interest rates on cash deposits.

      2004 Compared to 2003

      In 2004, interest income amounted to Ch$2,032 million, compared to Ch$3,110 million in 2003, a reduction of 34.7%. The decrease in interest income was primarily attributable to a lower average level of interest-bearing cash and cash equivalents, as well as low prevailing interest rates on cash deposits.

NON - OPERATING INCOME

                                                                                       2003            2004           2005
                                                                                       ----            ----           ----
                                                                                          (in millions of constant Ch$)
Gain on sale of investments:
     Gain on sale of subsidiary Lucchetti Chile ..........................               --           4,216              --
     Gain on sale of shares of Almacenes Paris/Cencosud ..................               --              --          21,702
     Gain on sale of other investments ...................................               19              --           2,222
                                                                                   --------          ------         -------
Total gain on sale of investments ........................................               19           4,216          23,924
Proportional share of net income of equity method investments:
     Banco de Chile ......................................................           40,402          47,254          52,769
     CCU .................................................................           17,688          14,488          15,452
     Entel ...............................................................            3,625           2,792           4,040
     Others ..............................................................             (130)            746           1,273
                                                                                   --------          ------         -------
Total proportional share of net income of equity method investments ......           61,585          65,280          73,534
                                                                                   --------          ------         -------
Other non-operating income ...............................................           65,322           5,986           6,948
                                                                                   --------          ------         -------
Total non-operating income ...............................................          126,926          75,482         104,406
                                                                                   ========          ======         =======

      2005 Compared to 2004

      In 2005, our non-operating income was Ch$104,406 million compared to Ch$75,482 million reported in 2004, an increase of 38.3%. The increase in non-operating income in 2005 was primarily due to a non-recurring gain on the sale of investments of Ch$23,924 million and an increase of Ch$8,254 million in the proportional share of net income of equity method investments.

      2004 Compared to 2003

      In 2004, non-operating income was Ch$75,482 million compared to Ch$126,926 million reported in 2003, a decrease of 40.5%. The decrease in non-operating income in 2003 was primarily due to a reduction in other non-operating income, which in 2003 included a non-recurring arbitration settlement payment of Ch$38,266 million received from Quinenco's former partners in IRSA, the controlling entity of CCU. In addition, in 2003 other non-operating income included a one-time negative goodwill amortization credit of Ch$22,438 million associated with the fact that Quinenco did not subscribe to Madeco's 2003 capital increase, although this credit was entirely offset by a charge of Ch$22,438 million to other non-operating expenses in connection with the failure to subscribe.

      The reduction in other non-operating income was partially offset by a 6.0% or Ch$3,695 million increase in Quinenco's proportionate share of net income from equity method investments and a gain on the sale of Lucchetti Chile of Ch$4,216 million.

GAIN ON SALE OF INVESTMENTS

      2005 Compared to 2004

      In 2005, gains on the sale of investments amounted to Ch$23,924 million. We reported a gain on the sale our investment in Almacenes Paris/Cencosud of Ch$21,702 million and a gain on the sale of other investments of Ch$2,222 million.

      2004 Compared to 2003

      In 2004, gains on the sale of investments amounted to Ch$4,216 million. The gain was in connection with the sale of Indalsa's subsidiary, Lucchetti Chile, to Corpora Tres Montes for Ch$11,811 million (net of debt). In 2003, we did not report any material gains on the sales of investments.

PROPORTIONAL SHARE OF NET INCOME OF EQUITY METHOD INVESTMENTS

      2005 compared to 2004

      Our proportional share of net income of equity method investments was Ch$73,534 million in 2005, compared to Ch$65,280 million in 2004, an increase of 12.6%. The increase can mainly be explained by a higher proportional share of net income from our investments in Banco de Chile and to a lesser extent, CCU, Entel and others.

      2004 compared to 2003

      Our proportional share of net income of equity method investments was Ch$65,280 million in 2004, compared to Ch$61,585 million in 2003, an increase of 6.0%. The increase can mainly be explained by a higher proportional share of net income from our investments in Banco de Chile, partially offset by a reduction in the proportional share of net income from CCU, and to a lesser extent, from Entel.

      Banco de Chile - 2005 compared to 2004

      Our investment in Banco de Chile is currently being accounted for as a non-consolidated equity-method interest, in accordance with an express authorization from the SVS.

      Our proportional share of Banco de Chile's net income was Ch$52,769 million in 2005 and Ch$47,254 million in 2004, which represented 29.2% and 29.9% of the net income of Banco de Chile in 2005 and 2004, respectively.

      Banco de Chile's net income was Ch$180,724 million in 2005, an increase of 14.3% from the net income of Ch$158,123 million reported in 2004. The increase in net income was primarily attributable to growth of operating revenues and lower loan loss provisions. The increase was partially offset by higher operating expenses, and to a lesser extent, price-level restatement losses and higher income tax expense.

      Operating revenues increased by 6.5% to Ch$518,451 million in 2005, benefiting from an increase in net interest revenue, which rose by Ch$29,501 million to Ch$369,798 million as a result of an increase in the level of average interest earning assets, an increase in interest rates (due to a higher inflation rate) and a better asset mix. The growth in fee income, which increased by Ch$6,385 million to Ch$137,793 million in 2005, mainly attributable to the bank's subsidiary operations, particularly mutual funds, insurance brokerage, financial advisory and stock brokerage services, also contributed to the higher level of operating revenues. Operating revenues were partially offset by a reduction in other operating income, net, which fell by Ch$4,171 million to Ch$10,860 million. Other operating income was affected by a decrease in income from foreign exchange transactions, partially offset by gains on trading activities.

      Loan loss provisions decreased from Ch$76,158 million in 2004 to Ch$55,014 million in 2005, mainly due to the favorable economic environment which prevailed in Chile throughout the year.

      Operating expenses increased by 10.8% to Ch$276,464 million in 2005, primarily due to approximately Ch$12,700 million incurred in connection with compliance of the bank's U.S. branches with a consent order agreed to with the Office of the Comptroller of the Currency (OCC). To a lesser extent, higher advertising, rental and technological advisory expenses also caused operating expenses to increase. In addition, personnel salaries and expenses rose by 6.9% due to an increase in headcount and employee indemnities.

      Price-level restatement losses amounted to Ch$11,450 million in 2005, compared to Ch$7,735 million in 2004, mainly as a consequence of the increase in the inflation rate from 2.5% in 2004 to 3.6% in 2005.

      Income taxes increased from Ch$19,010 million in 2004 to Ch$21,391 million in 2005, due to a higher income tax base in 2005 as a result of the 14.1% increase in net income before taxes.

      Banco de Chile - 2004 compared to 2003

      Our investment in Banco de Chile is currently being accounted for as a non-consolidated equity-method interest, in accordance with an express authorization from the SVS.

      Our proportional share of Banco de Chile's net income was Ch$47,254 million in 2004 and Ch$40,402 million in 2003, which represented 29.9% and 29.2% of the net income of Banco de Chile in 2004 and 2003, respectively.

      Banco de Chile's net income was Ch$158,123 million in 2004, an increase of 14.1% from the net income of Ch$138,634 million reported in 2003. The increase in net income was mainly attributable to growth in fee income, net interest revenue and loan loss recoveries of 29.1%, 42.8% and 29.6%, respectively. The increase in net income was partially offset by lower other operating income, net, higher provisions for loan losses and an increase in operating expenses.

      The growth in fee income, which increased by Ch$29,621 million to Ch$131,408 million in 2004, was attributable to traditional banking services as well as asset management, stock brokerage and insurance brokerage services. Operating revenues further benefited from an increase in net interest revenue, which rose by Ch$101,932 million to Ch$340,297 million as a result of an increase in the level of average interest earning assets, higher loan spreads, an increase in the inflation rate and a better funding mix. The increase in operating revenues was partially offset by a reduction in other operating income, net, which fell by Ch$87,326 million to Ch$15,031 million. The decline in other operating income, net, was attributable to lower foreign exchange transactions, net, and losses on financial instruments, net.

      Loan loss recoveries increased in 2004 by Ch$7,987 million to Ch$34,950 million, mainly due to improved economic conditions in Chile and an increase in the bank's collection efforts.

      Loan loss provisions increased from Ch$63,830 million in 2003 to Ch$76,518 million in 2004, mainly attributable to a 7.4% growth in the loan portfolio and to the downgrading of the risk classifications of certain corporate clients, primarily concentrated in the construction sector.

      Operating expenses increased by 5.6% to Ch$249,623 million in 2004, primarily due to higher personnel and administrative expenses.

      Income taxes increased from Ch$14,763 million in 2003 to Ch$19,010 million in 2004, due to a higher income tax base in 2004 and an increase in the statutory tax rate of 0.5%, which was implemented in 2004.

      CCU - 2005 compared to 2004

      Our proportional share of CCU's income was Ch$15,452 million in 2005 and Ch$14,488 million in 2004, which represented our 32.1% and 30.8% economic interest in CCU's net income, respectively.

      CCU's consolidated sales increased by 12.9% to Ch$492,047 million in 2005, compared to Ch$435,683 million in 2004. The increase in CCU's consolidated sales was mainly due to an increase in volumes sold and higher average prices. Beer in both Chile and Argentina and the soft drinks and mineral water segments benefited from strong sales, accounting for 62.8% of the Ch$56,364 million increase. Worth noting is that the pisco segment also contributed Ch$19,948 million to the consolidated sales growth as a result of the creation of Cia. Pisquera de Chile in March 2005. The increase in consolidated sales was partially offset by a decline in wine sales, which fell by 1.1% as a consequence of the appreciation of the Chilean peso vis-a-vis the US dollar. Sales by segment were as follows in 2005: beer Chile (38.3%), beer Argentina (9.5%), soft drinks/mineral water (27.6%), wine (17.1%), pisco (5.8%) and others (1.7%).

      Operating income increased by 9.3% to Ch$66,470 million in 2005, mainly due to the higher sales levels associated with the beer (Chile and Argentina), soft drinks and mineral water segments, although higher costs and SG&A expenses partially offset the increase. In addition, a decline of Ch$3,637 million in operating income from the wine segment due to the aforementioned decline in sales and higher raw material and SG&A costs also partially offset the overall rise in operating income for the period.

      CCU reported non-operating losses of Ch$9,263 million, compared to non-operating losses of Ch$6,360 million in 2004. The deterioration in non-operating results is mostly due to a reduction in other non-operating income, which in 2004 included gains on the sale of fixed assets. To a lesser extent, higher interest expense and price-level restatement losses also explain the variation.

      CCU's net income increased by 2.4% to Ch$48,177 million. The increase is due to higher operating income, partially offset by an increase in non-operating losses and income taxes.

      CCU - 2004 compared to 2003

      Our proportional share of CCU's income was Ch$14,488 million in 2004 and Ch$17,688 million in 2003, which represented our 30.8% economic interest in CCU's net income in both years.

      CCU's consolidated sales increased by 6.9% to Ch$435,683 million in 2004, compared to Ch$407,838 million in 2003. The increase in CCU's consolidated sales was mainly due to a 4.2% increase in volumes sold and higher average prices. With the exception of wines, all of CCU's beverage segments experienced volume increases in 2004, most notably beer in Chile and Argentina. In general terms, volumes were favorably influenced by the economic reactivation underway in Chile, and to a certain extent, in Argentina, as well as the addition of new products to the company's beverage portfolio. Sales by segment were as follows in 2004: beer Chile (38.8%), beer Argentina (9.5%), soft drinks/mineral waters (28.6%), wine (19.5%) and others (3.6%).

      Operating income increased by 24.9% to Ch$60,820 million in 2004, as a result of improvements in the operating performance of all of CCU's business units. The increase in operating results associated with the beer segments in Chile and Argentina accounted for 73.9% of the total Ch$12,119 million increase. Both of these segments benefited from volume and price increases as well as lower cost of sales related to the decline in the value of the U.S. dollar during the year. In addition, a 19.3% and a 34.6% rise in operating income from the soft drinks and wine segments (respectively) also contributed to the higher profit level and was mainly the result of a reduction in cost of sales in U.S. dollars and SG&A expenses as a percentage of sales.

      Non-operating losses amounted to Ch$6,360 million in 2004, compared to non-operating income of Ch$14,486 million in 2003. The variation in non-operating results can mostly be explained by the non-recurring gain of Ch$21,359 million on the sale of CCU's interest in Karlovacka, a Croatian brewery in 2003. Net income in 2004 amounted to Ch$47,028 million, a decrease of 18.1% from the net income of Ch$57,436 million reported in 2003, due to the aforementioned decline in non-operating results.

      Entel - 2005 compared to 2004

      Our proportional share of Entel's net income was Ch$4,040 million in 2005 and Ch$2,792 million in 2004. Our economic interest in Entel was 5.7% as of December 31, 2003 and 2004.

      Entel's consolidated revenues increased by 6.8% from Ch$717,414 million in 2004 to Ch$766,362 million in 2005, mostly explained by a 23.0% or Ch$85,935 million increase in revenues from mobile telephony services. Mobile telephony revenues, which accounted for 59.9% of total revenues in 2005, rose by 25.9% due to an increase in the number of customers, which as of December 31, 2005 totaled 4,110,085. The increase in revenues was partially offset by a Ch$27,137 million decline in domestic and international long distance revenues which were affected by lower traffic and tariffs, as consumers continue substituting fixed telephony for mobile telecommunications alternatives.

      Operating income amounted to Ch$129,353 million in 2005, compared to Ch$91,432 million in 2004, an increase of 41.5%. The increase in operating income was mainly the result of the higher sales level and a reduction in selling, general and administrative expenses as a result of lower charge-offs for uncollectible accounts receivable. The operating margin increased to 16.9% in 2005 from 12.7% in 2004.

      Non-operating losses amounted to Ch$40,538 million in 2005, compared to non-operating losses of Ch$33,173 million in 2004. Non-operating losses increased mainly due to fixed asset charge-offs, deferred bond expenses and severance costs, partially offset by a gain of Ch$2,748 million on the sale of investments.

      Entel reported net income of Ch$71,030 million in 2005, compared to Ch$49,069 million in 2004, an increase of 44.8%, attributable to the aforementioned improvement in operating results, the effect of which was partially offset by the higher non-operating losses and an increase in income tax expense.

      Entel - 2004 compared to 2003

      Our proportional share of Entel's net income was Ch$2,792 million in 2004 and Ch$3,625 million in 2003. Our economic interest in Entel was 5.7% as of December 31, 2003 and 2004.

      Entel's consolidated revenues decreased by 7.4% in 2004 to Ch$717,414 million, mostly explained by a decline of 26.8% in revenues related to Entel's international operations, which were affected by changes in the regulatory environment in the United States and the appreciation of the Chilean peso during the year. The mobile telephony segment, which is Entel's most important business segment and which accounted for 52.0% of total revenues in 2004, grew by 2.5%, partially offsetting the reduction in revenues from international subsidiaries.

      Operating income amounted to Ch$91,432 million in 2004, compared to Ch$114,910 million in 2003, a decrease of 20.4%. The reduction in operating income was the result of the lower sales level and higher selling, general and administrative expenses as a percentage of sales, mostly related to write-offs of accounts receivable and impairment of assets of the company's U.S. based subsidiary. The operating margin decreased from 14.8% in 2003 to 12.7% in 2004.

      Non-operating losses amounted to Ch$33,173 million in 2004, compared to non-operating losses of Ch$42,596 million in 2003. Non-operating losses decreased mainly due to a reduction in interest expense and price restatement charges.

      Entel reported net income of Ch$49,069 million in 2004, compared to Ch$63,690 million in 2003, a decline of 23.0%, attributable to the aforementioned deterioration in the company's operating results, the effect of which was partially offset by the lower non-operating losses reported during the year.

OTHER NON - OPERATING INCOME

      2005 compared to 2004

      Other non-operating income was Ch$6,948 million in 2005, compared to Ch$5,986 million in 2004. Other non-operating income is mainly composed of a gain of Ch$1,709 million related to the portion of Madeco's capital increase in 2005 to which we did not subscribe. The other main items include reversals of provisions amounting to Ch$1,570 million mostly made in connection with Madeco's investment in Optel in Brazil, gains on the sale of fixed assets of Ch$650 million and negative goodwill amortization amounting to Ch$1,800 million.

      2004 compared to 2003

      Other non-operating income was Ch$5,986 million in 2004, compared to Ch$65,322 million in 2003. In 2003, we reported a non-recurring gain of Ch$38,266 million related to the settlement of arbitration with Quinenco's ex-partners in IRSA, and an extraordinary credit of Ch$22,438 million to negative goodwill amortization associated with the fact that Quinenco did not subscribe to Madeco's 2003 capital increase, mainly explaining the difference between the two years.

INTEREST EXPENSE

      2005 Compared to 2004

      Interest expense was Ch$28,846 million in 2005, a 3.1% decrease from the Ch$29,757 million reported in 2004. The decrease in interest expense is due to a reduction in interest expense associated with Madeco's and Telefonica del Sur's operations as a consequence of lower indebtedness, the effect of which was partially offset by an increase in interest expense at the corporate level due to bond refinancing costs and higher interest rates associated with fixed rate financing. Consolidated interest expense in 2005 is principally composed of interest expense incurred by Quinenco and intermediate holding companies (59.4%), Madeco (32.5%) and Telefonica del Sur (8.1%).

      2004 Compared to 2003

      Interest expense was Ch$29,757 million in 2004, a 20.4% decrease from the Ch$37,371 million reported in 2003. The decrease in interest expense is explained by a reduction in our indebtedness level, primarily attributable to the disposal of Lucchetti Chile, as well as lower prevailing interest rates. Consolidated interest expense in 2004 is principally composed of interest expense incurred by Quinenco and intermediate holding companies (49.4%), Madeco (38.3%), Telefonica del Sur (9.7%) and Indalsa (2.6%).

NON - OPERATING EXPENSES

                                                                                  2003        2004       2005
                                                                                  ----        ----       ----
                                                                                (in millions of constant Ch$)
Proportional share of net loss of equity method investments.............           636       4,706      1,728
Other non-operating expenses............................................        69,915      37,933     34,954
                                                                                ------      ------     ------
Total non-operating expenses............................................        70,551      42,639     36,682
                                                                                ======      ======     ======

PROPORTIONAL SHARE OF NET LOSS OF EQUITY METHOD INVESTMENTS

      2005 compared to 2004

      Our proportional share of the net loss of equity method investments was Ch$1,728 million in 2005, compared to Ch$4,706 million in 2004. The loss was mainly attributable to our share of Habitaria's net loss which amounted to Ch$1,296 million and Ch$4,460 million in 2005 and 2004, respectively.

      2004 compared to 2003

      Our proportional share of the net loss of equity method investments was Ch$4,706 million in 2004, compared to Ch$636 million in 2003.

OTHER NON - OPERATING EXPENSES

      2005 compared to 2004

      Other non-operating expenses declined from Ch$37,933 million in 2004 to Ch$34,954 million in 2005. Other non-operating expenses include goodwill amortization, which is primarily associated with the Banco de Chile acquisition of Ch$22,883 million in 2005 and Ch$21,313 million in 2004.

      In addition, other non-operating expenses in 2005 included charges of Ch$3,277 million related to Madeco's operations in connection with asset write-offs and write-downs, depreciation on unused assets, fines, interest and taxes corresponding to its foreign subsidiaries, Ch$4,073 million corresponding to legal and other expenses associated with Indalsa's discontinued Peruvian operations, a loss on the sale of the Hotel Araucano in Concepcion of Ch$1,014 million and Board of Directors' remuneration expense of Ch$2,073 million.

      In 2004, other non-operating expenses of Ch$7,484 million corresponded to Indalsa's operations and included a provision on the sale of Lucchetti Chile of Ch$1,164 million and write-offs and other expenses associated with the forced closing of IndalsaPeru of Ch$5,938 million. Other non-operating expenses of Ch$3,813 million were attributable to Madeco's operations and mainly included depreciation expense on unused assets and other asset write-downs. Other non-operating expenses corresponding to Telefonica del Sur, Quinenco and intermediate holding companies amounted to Ch$5,323 million and was mainly composed of a loss on Quinenco's non-subscription to Madeco's capital increase in 2004 and board of directors' remuneration expense.

      2004 compared to 2003

      Other non-operating expenses declined from Ch$69,915 million in 2003 to Ch$37,933 million in 2004. In 2003, other non-operating expenses included a one-time charge of Ch$22,438 million related to Quinenco's non-subscription in Madeco's capital increase (offset by a credit to negative goodwill amortization for the same amount), a loss provision of Ch$5,221 million for the liquidation of Madeco's Optel subsidiary in Brazil and a loss on the sale of the Hotel Carrera in Santiago of Ch$5,005 million, mainly explaining the variation between the two years.

      Other non-operating expenses also include goodwill amortization, which is primarily associated with the Banco de Chile acquisition of Ch$21,313 million in 2004 and Ch$21,338 million in 2003.

PRICE - LEVEL RESTATEMENT

      2005 Compared to 2004

      In 2005, the net charge to income to adjust for the 3.6% change in purchasing power of the Chilean peso on our net non-monetary liability position and income and expense accounts amounted to Ch$4,345 million, compared to a charge of Ch$370 million in 2004.

      2004 Compared to 2003

      In 2004, the net charge to income to adjust for the 2.5% change in purchasing power of the Chilean peso on our net non-monetary liability position and income and expense accounts amounted to Ch$370 million, compared to a net non-monetary asset position, which resulted in a credit to income of Ch$2,009 million in 2003.

FOREIGN EXCHANGE DIFFERENCES

      2005 Compared to 2004

      Foreign exchange losses amounted to Ch$1,034 million in 2005, compared to foreign exchange gains of Ch$310 million in 2004. In 2005, exchange rate losses were largely attributable to Madeco's operations, primarily due to the effect of the devaluation of the Brazilian real on U.S. dollar-denominated liabilities in Brazil.

      2004 Compared to 2003

      Foreign exchange gains amounted to Ch$310 million in 2004, compared to foreign exchange gains of Ch$1,045 million in 2003. In 2004, exchange rate gains mostly corresponded to Madeco's operations primarily due to the appreciation of the Chilean peso against the U.S. dollar (which reduced the valuation of U.S. dollar liabilities) and a reduction in Madeco's U.S. dollar dominated debt position.

MINORITY INTEREST
                                                2003        2004          2005
                                                ----        ----          ----
                                                (in millions of constant Ch$)
Madeco & subsidiaries ....................     5,776      (4,888)       (6,661)
Telefonica del Sur & subsidiaries ........    (2,247)     (2,012)       (2,144)
Indalsa & subsidiaries ...................       111         150            47
Hoteles Carrera ..........................       367          16            67
Other ....................................        45        (233)         (637)
                                               -----      ------        ------
Total minority interest ..................     4,052      (6,967)       (9,328)
                                               =====      ======        ======

      2005 Compared to 2004

      In 2005, minority interest amounted to a deduction from income of Ch$9,328 million, compared to a deduction from income of Ch$6,967 million in 2004. Madeco reported net income of Ch$12,014 million in 2005, which resulted in a deduction from income of the net income which did not correspond to us of Ch$6,661 million. The deduction from income of Ch$2,144 million corresponding to Telefonica del Sur was related to the portion of Telefonica del Sur's net income which did not correspond to our interest.

      2004 Compared to 2003

      In 2004, minority interest amounted to a deduction from income of Ch$6,967 million, compared to a credit to income of Ch$4,052 million in 2003. Madeco reported net income of Ch$8,818 million in 2004, which resulted in a deduction from income of the net income not attributable to us of Ch$4,888 million. The deduction from income of Ch$2,012 million corresponding to Telefonica del Sur was related to the portion of Telefonica del Sur's net income which did not reflect our interest.

NET INCOME

      2005 Compared to 2004

      In 2005, we reported net income of Ch$51,080 million, compared to net income of Ch$24,193 million in 2004. The variation is largely due to a non-recurring gain on the sale of investments of Ch$23,924 million related to the disposal of our interests in Almacenes Paris, Cencosud and other investments in the retail sector. In addition, income from our equity investments increased by Ch$8,254 million and other non-operating expenses declined by Ch$5,956 million, which also contributed to the improvement in our net earnings. The increase in net income in 2005 was partially offset by price-level restatement losses, exchange rate losses and a heavier income tax burden.

      2004 Compared to 2003

      In 2004, we reported net income of Ch$24,193 million, compared to net income of Ch$40,028 million in 2003. The variation is largely explained by a reduction in other non-operating income, which in 2003 included a non-recurring arbitration settlement payment of Ch$38,266 million. This reduction was partially offset by an improvement in the net income contribution from the main operating companies of the group, particularly Banco de Chile, CCU and Madeco and a decline in interest expense and lower non-operating expenses.

IMPACT OF INFLATION AND PRICE - LEVEL RESTATEMENT

      As explained in detail in Notes 2 b) and c) and Notes 3 and 4 to the Consolidated Financial Statements, we are required to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso, thus reflecting by an indirect method the gain or loss resulting from holding or owning monetary assets and liabilities. For all the above balances, the restatement is based on the variation of the official Consumer Price Index ("CPI") of the National Institute of Statistics.

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

      The restatement of the principal non-monetary assets and liabilities, equity and income and expense accounts and the corresponding effect on our results of operations is set forth in the following table:

                                                                                Credit (charge)
Price-level Restatement                                                    Year Ended December 31,
                                                                           -----------------------
                                                                     2003              2004            2005
                                                                     ----              ----            ----
                                                                          (in millions of constant Ch$)
Property, plant and equipment ............................       Ch$2,843          Ch$5,182        Ch$6,978
Shareholders' equity accounts ............................         (6,696)          (16,241)        (22,329)
Other assets and liabilities .............................         11,790            20,118          27,843
Income and expense accounts in terms of period-end
   constant Chilean pesos ................................           (571)             (132)           (139)
Net adjustment of assets and liabilities indexed in UFs ..         (5,357)           (9,297)        (16,698)
                                                                 --------           -------       ---------
Price-level restatement ..................................       Ch$2,009           Ch$(370)      Ch$(4,345)
                                                                 ========           =======       =========

                                                                                Credit (Charge)
Foreign Exchange                                                            Year ended December 31,
                                                                            -----------------------
                                                                     2003              2004            2005
                                                                     ----              ----            ----
                                                                       (in millions of constant Ch$)
Derivative instruments ...................................     Ch$(13,539)           Ch$812          Ch$213
Assets and liabilities denominated in U.S. dollars .......         11,039            (1,585)           (349)
Assets and liabilities denominated in other currencies ...           (143)               18              87
Translation adjustment ...................................          5,183             2,054             843
Hedging costs Brazil .....................................         (1,495)             (989)         (1,828)
                                                                 --------           -------       ---------
Net foreign exchange gain (loss) .........................       Ch$1,045            Ch$310       Ch$(1,034)
                                                                 ========           =======       =========

WORKING CAPITAL IN FOREIGN CURRENCIES

      Our operating results and investments are exposed to fluctuations of foreign currency exchange rates principally as a result of carrying working capital in local currencies. According to Chilean GAAP, our financial statements are expressed in Chilean pesos which result from the consolidation of financial statements of Chilean subsidiaries expressed in Chilean pesos and the translation of the foreign subsidiaries' financial statements expressed in U.S. dollars to Chilean pesos. In 2005, approximately 46.8% of our consolidated revenues were from sales made outside of Chile and investments in subsidiaries outside of Chile represented approximately 12.9% of our total investments at December 31, 2005.

      We maintain foreign exchange forward and swap contracts to hedge against the risk of fluctuations in foreign currencies. For discussion of the our use of hedging instruments, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Exchange Rate Risk".

      The following table presents the working capital position (net) in local currencies as of December 31, 2005. All amounts are expressed in thousands of Chilean pesos.

                                                                    Other      Argentine      Peruvian      Brazilian
                                    U.S. dollars      Euros      currencies      pesos          sols          reals
                                    ------------      -----      ----------      -----          ----          -----
                                                                (in thousands of constant Ch$)
Working capital in
foreign currencies
(net) (1).....................        6,281,854      372,857      (314,772)    4,560,315      6,922,544    30,870,731

(1) working capital in foreign currencies (net) is the difference between current assets and current liabilities in each of the currencies shown in the above table.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We principally operate in four operating segments, Financial Services, Food and Beverage, Telecommunications and Manufacturing, each with different critical accounting policies and estimates described below.

      We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management's judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in Note 27 of our financial statements. There are also areas in which management's judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of our financial statements, see Note 2 and Note 27 to our Consolidated Financial Statements.

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

      Allowance for Loan Losses

      Chilean banks are required to maintain loan loss allowances in amounts determined in accordance with the regulations issued by the Chilean Superintendency of Banks. Under these regulations, Banco de Chile must classify its portfolio based on factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect the borrower's payment capacity. The minimum amount of required loan loss allowances are determined based on fixed percentages of estimated loan losses assigned to each category.

      Under U.S. GAAP, allowances for loan losses are made to account for estimated losses in outstanding loans for which there is doubt about the borrower's capacity to repay the principal.

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

      On January 1, 2004, Chilean banks were required to reassess their allowance for loan losses in accordance with Circular No.3,246 issued by the SBIF, which contemplates a new methodology to determine allowances for loan losses. This new regulation did not adversely affect Banco de Chile's financial position or results of operations; however, there was an increase in the number of categories of payment capability with the objective of more closely aligning the allowance with the likely cash flows to be received in the future. The classification of the bank's loan portfolio is determined based on a systematic ongoing review and evaluation performed as part of the credit-risk evaluation process, estimated fair value and adequacy of collateral and other pertinent factors. Additionally, in the past, Chilean banks were also permitted to maintain voluntary reserves in excess of the minimum required amount so as to provide additional coverage for potential loan losses. Under the new regulations, banks are not permitted to have voluntary reserves in order to reduce the subjectivity involved in the determination of the allowance.

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

Food and Beverage

      Allowance for Doubtful Accounts

      The allowance for doubtful accounts is based upon the assessment of probable loss related to overdue accounts receivable. CCU applies a 100% provision for those customers that are 180 days overdue.

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

      The value of finished products of CCU's subsidiaries Cervecera CCU Chile Ltda., ECUSA, Plasco S.A. and Compania Industrial Cervecera S.A. include the cost of raw materials, labor and overhead costs.

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

Accounting policies common to all segments and areas of accounting to which you may not be accustomed.

      Price-level restatement

      Chilean GAAP requires that financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. Our Consolidated Financial Statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities and all equity accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end. The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on monetary assets and liabilities. The inflation rate used for purposes of such adjustments is the change in the Consumer Price Index during the 12 months ended November 30 of the reported year. The change in the Consumer Price Index used for price-level restatement purposes was 1.0% in 2003, 2.5% in 2004 and 3.6% in 2005. The actual change in the Consumer Price Index was 1.1% in the year ended December 31, 2003, 2.4% in the year ended December 31, 2004 and 3.7% in the year ended December 31, 2005.

      For comparative purposes, the historical December 31, 2003 and 2004 Consolidated Financial Statements and their accompanying notes have been presented in constant Chilean pesos as of December

31, 2005. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

      The application of Chilean foreign currency translation standard Technical Bulletin No. 64 with respect to the translation of non-Chilean operations is part of the comprehensive basis of preparing of price-level adjusted financial statements required by Chilean GAAP. The inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, have not been eliminated. The U.S. Securities Exchange Commission has confirmed that they do not object to the view that the adjustments made in respect of investments in unstable countries are part of a comprehensive basis of adjusting for inflation. Accordingly, differences between Technical Bulletin No. 64 and SFAS No. 52 do not need to be eliminated in the reconciliation to U.S. GAAP. If we applied SFAS No. 52 instead of Technical Bulletin No. 64, significant differences would result:

      - As the methodology used to determine both Quinenco's and its subsidiaries functional currencies differs under SFAS No. 52, it is probable that the local currency would be considered the functional currency of our foreign subsidiaries instead of the U.S. dollar.

      - Income statement amounts would be translated using the actual or average exchange rates instead of the closing rates.

      - Gains or losses recorded in net income for the period related to foreign currency denominated assets and liabilities may vary significantly.

      Recoverability of Tangible Assets

      We assess the permanent impairment of tangible assets and investments whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

      - significant underperformance relative to expected historical or projected future operating results;

      - significant changes in the use of the acquired assets or the strategy for the overall business;

      -     significant negative industry or economic trends.

      When we determine that the carrying value of tangible assets and investments may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows to determine if we need to write down the asset or the investment. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, we would recognize an impairment loss. The measurement of the impairment loss is based on the fair value of the asset, which is generally determined using a discounted cash flow approach and recent comparable transactions in the market.

      Derivative Contracts

      We maintain foreign exchange forward and swap contracts to hedge against the risk of fluctuations in foreign currencies. These contracts are recorded at fair value with losses recognized in earnings. Generally, fair values under Chilean GAAP are estimated using the closing spot exchange rate and interest rate differential at the period end, because listed forward market prices between these currencies are not widely available in the Chilean market, and spot rates and interest rate differentials are the accepted local standard to estimate fair value.

      Our estimates of fair value are based on assumptions about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimates. As a result, such fair value amounts are subject to volatility and are dependent on the quality of the assumptions used.

      Income and Deferred Taxes

      In accordance with Chilean law, Quinenco and each of its subsidiaries compute and pay tax on a separate basis. We estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet.

      Prior to January 1, 2000 deferred taxes were not recorded under Chilean GAAP. As a transitional provision, we recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to that date. These asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates in effect at the time of reversal. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is unlikely, we establish a valuation allowance. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause the provision for income taxes to vary significantly from period to period.

Changes in Accounting Principles

      Financial Services - Banco de Chile and Banco Edwards

      On January 1, 2004, in accordance with Circular No.3,246 of the Superintendency of Banks and Financial Institutions, the new standards on determination of Loan Loss Provisions established in Chapter 7-10 of this Superintendency's accounting rules became effective. Application of this new criterion for determining provisions did not have a significant effect on the financial situation of Banco de Chile and its subsidiaries. In addition, Banco de Chile redesignated the voluntary provisions recorded as of December 31, 2003 to the additional provisions category in conformity with the new regulations.

      In accordance with Circular No. 3,196, issued by the Chilean Superintendency of Banks, effective October 31, 2002, Banco de Chile modified its accounting treatment of financial investments in mortgage finance bonds issued by the Bank. This change consisted of subtracting the amount recorded for mortgage finance bonds issued by the Bank from assets, and subtracting the respective mortgage finance bonds obligation from liabilities. Similarly, the difference between the amount deducted from related assets and liabilities was recognized under other assets and is amortized using the straight-line method based on the maturity of the obligation. As of December 31, 2004 and 2005, the Bank recorded a net amount of Ch$2,230 million and Ch$1,762 million, respectively, under "Other assets."

U.S. GAAP RECONCILIATION

Chilean GAAP varies in certain important respects from U.S. GAAP, including some of the methods that are used to measure the amounts shown in the audited consolidated financial statements and certain additional disclosures required by U.S. GAAP. Some of the significant differences are related to (i) the consolidation of banking and insurance operations, (ii) deconsolidation of Madeco, (iii) discontinued operations, (iv) the recognition of goodwill and other purchase accounting resulting from the step acquisitions of our banking operations and their subsequent merger and the subsequent amortization of such differences, (v) investments accounted for by the equity method, (vi) price level restatement, (vii) investment securities, (viii) deferred income taxes,
(ix) investment held in other companies and sales of interests in other companies, and (x) derivatives instruments, which are briefly discussed below. Those differences, as well as other significant differences between Chilean GAAP and U.S. GAAP, are described in greater detail in Note 27 to our audited consolidated financial statements.

      (i) Consolidation of Banking and Insurance Operations

      Under Chilean GAAP, banking and Insurance operations are not generally consolidated with non-financial businesses in Chile primarily due to the dissimilarity of both the nature of the businesses and the related accounting policies. However, under U.S. GAAP, all majority-owned subsidiaries, including our banking and insurance subsidiaries, must be consolidated.

      (ii) Deconsolidation of Madeco

      In November 2005, we exercised only 50% of our preemptive rights in the capital increase of Madeco, as a consequence, our ownership interest in Madeco decreased from 51.23% to 47.81%. Under Chilean GAAP, we continue to consolidate Madeco, because we can exercise control throughout our majority in the Board of Directors of Madeco. Although for U.S. GAAP purposes, it is acknowledged that, as a practical matter, we are able to elect the majority of the directors, because a portion of the minority shareholders of Madeco do not attend shareholders meetings where the Board is elected, we do not have the legal power to direct the actions of Madeco without regard to probabilities. As such, under U.S. GAAP beginning in November 2005, we began to account for our investment in Madeco under the equity method.

      (iii) Discontinued Operations

      Under Chilean GAAP, we record divestitures of investments or assets in the year in which they occur and no restatement to the financial statement information presented in previous years is required after a divestiture has occurred. Under U.S. GAAP, in accordance with SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets, the discontinued operations of a component must be retroactively separated from the continuing operations of an entity, when the operations and cash flows of a component will be eliminated from the ongoing operations of an entity as a result of a disposal or a sale transaction, and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

      In 2003, we committed to a plan to dispose of our equity participation in the consolidated subsidiary, Lucchetti Chile. In addition, Indalsa's operations in Peru are considered as discontinued as of December 31, 2003 as they were effectively abandoned due to the court case discussed in Note 20 b) of the financial statements. Indalsa Peru was reported as part of the Food and Beverage operating segment. As a result of the above, it was accounted for as a discontinued operation in accordance with SFAS 144 and, accordingly, amounts in the reconciliation of net income to U.S. GAAP and the additional disclosure notes required under U.S. GAAP for all periods shown, reflect discontinued accounting.

      During 2004 and 2005, our then subsidiary Madeco disposed substantially all of its assets of its subsidiary Alufoil that produced mass consumer flexible packaging products such as aluminum foil, trash bags and plastic wrap in Chile. It did not maintain any continuing involvement in the operations of this component after the final disposal transaction. As a result of the disposal, the results of operations of that component have been eliminated from the ongoing operations of our then subsidiary Madeco.

      At the end of 2003, Hoteles Carrera, sold its main hotel located in Santiago to the Chilean government. In 2004, Hoteles Carrera did not renew the leases it had on three hotels it operated in the north of Chile. In 2005, Hoteles Carrera sold its remaining hotel, Hotel Araucano in Concepcion, discontinuing its operations in the hopitality industry. As a result of above, Hoteles Carrera was accounted for as a discontinued operation in accordance with SFAS 144. Accordingly, amounts in the reconciliation of net income to U.S. GAAP and the additional disclosure notes required under U.S. GAAP for all periods shown, reflect discontinued accounting.

      (iv) Recognition of purchase accounting and merger adjustments

      Under Chilean GAAP, we recorded assets acquired and liabilities assumed from the step acquisitions of Banco de Chile and Banco Edwards at their historical carrying values. The excess of the purchase price over carrying values is recorded as goodwill and amortized on a straight-line basis over a maximum period of twenty years considering the expected period of return of the investment.

      Additionally, our then subsidiary Madeco through its indirect subsidiary Madeco Brasil Ltda., acquired the remaining 50% interest in Optel and also renegotiated and repaid indebtedness owed by Optel to its creditors. Under Chilean GAAP, as a result of that step acquisition, our then subsidiary Madeco regained control over Optel and reversed through 2005 net income, the impairment previously recorded in 2003. In addition, under Chilean GAAP the excess of the net assets acquired over the cost of acquisition referred to as "negative goodwill" was recorded in the step acquisition of an additional 50% interest in Optel in 2005. This negative goodwill is being amortized on a straight-line basis over a period of 20 years.

      Under U.S. GAAP, we have allocated the purchase price between the fair value of the identifiable assets assumed and identifiable liabilities acquired as of the acquisition date. Any remaining unidentifiable excess amount of the purchase price is recorded as goodwill and tested for impairment at least annually. Included in the fair value of the assets and liabilities related to the step acquisitions of Banco de Chile and Banco Edwards are identifiable intangible assets, such as the brand name and the value of the banks' long-term customer relationships as well as off-balance sheet identifiable liabilities, such as the subordinated debt of our subsidiary SAOS (see discussion of the"subordinated debt"in the Business Overview section).

      Under U.S. GAAP, the impairment write-offs on investments are not be reversed for improvements in the situation affecting the underlying investment. Also the negative goodwill determined on the step acquisition of an additional 50% interest in Optel in 2005 would have been allocated as a reduction of non-current assets (property, plant and equipment) in accordance with SFAS 141 Business Combinations.

      Under U.S. GAAP, goodwill must be allocated to reporting units and tested for impairment. We test goodwill, including those amounts related to our banking operations, for impairment annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed at the reporting-unit level, which is generally one level below the each of business segments included in our audited consolidated financial statements. The test consists of two parts. The first of which is a test comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is conducted to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit goodwill is calculated and compared to the carrying amount of goodwill recorded in our financial records. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income.

      The fair values of the reporting units are determined using discounted cash flow models based on each reporting unit's internal forecasts. Based on the above analyses, under U.S. GAAP, goodwill related to our investment in Madeco was determined to be impaired during the years ended December 31, 2002 and 2003, and as a result, a corresponding charge was against income. Goodwill was determined not to have been impaired as of December 31, 2004 and 2005, nor was any goodwill written-off during those years.

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

      (v) Investments accounted for by the equity method

      We record certain investments using the equity method under both Chilean and U.S. GAAP. Under the equity method, the carrying amount of an investment is initially recorded at cost and is displayed in a separate caption on the balance sheet and income statement of the investor. The carrying value is adjusted to recognize the investor's share of changes in the carrying amount of the investee determined subsequent to the date of investment. Our equity participation in the increases or decreases in the carrying value of such investments is generally included in the determination of net income by the investor. However, we are required to adjust an investee's Chilean GAAP financial statements to U.S. GAAP in order to determine our equity participation in the net income of the investment under U.S. GAAP. There are significant differences in accounting criteria applied under Chilean GAAP as compared to U.S. GAAP in our equity method investments in CCU, Madeco and Banco de Chile.

      In CCU, the main U.S. GAAP differences in accounting criteria relate primarily to deferred income taxes, goodwill and trademark amortization, employee severance indemnities and the capitalization of interest cost.

      As mentioned in ii), under U.S. GAAP, beginning in November 2005, we began to account for our investment in Madeco under the equity method.

      Similarly, due to basis differences that exist in the carrying values of investments in other companies that we hold, differences exist in the amount of gain or loss that is recorded under U.S. GAAP and Chilean GAAP when the investment is sold.

      (vi) Price-level restatement

      Chilean accounting principles require that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, which is described in more detail in note 2(b) to our Consolidated Financial Statements, is based on a model that requires the calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

      Although the cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2005 was only approximately 7.3%, the inclusion of price-level adjustments in our consolidated financial statements is considered appropriate under the prolonged inflationary conditions that have affected the Chilean economy in the past. Therefore, we have not eliminated the effect of price-level changes in our reconciliation to U.S. GAAP.

      (vii) Investment Securities

      We held a 5.7% ownership interest in Entel as of December 31, 2003, 2004 and 2005. Under Chilean GAAP, this investment is recorded based on our equity participation in the net income and net equity of Entel. Under U.S. GAAP, these investments would be classified as available-for-sale marketable securities with unrealized gains and losses included in a separate component of shareholders' equity, while realized gains and losses on sale of such investment securities are included in our results from operations.

      (viii) Deferred Income Taxes

      On January 1, 2000, we began to apply Technical Bulletin No.60 of the Chilean Association of Accountants concerning deferred taxes. Technical Bulletin No.60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For U.S. GAAP purposes, in prior years we had applied SFAS 109, "Accounting for Income Taxes", whereby income taxes are also recognized using substantially the same asset and liability approach, with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the assets and liabilities based on rates at the time that the temporary differences are expected to reverse.

      Prior to the implementation of Technical Bulletin No. 60, we had not recorded deferred income taxes under Chilean GAAP to the extent that the timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature. Because the effects of deferred income taxes are only recognized in the results of operations for temporary differences arising after January 1, 2000, after that date, Chilean GAAP and U.S. GAAP differ primarily due to the recognition for U.S. GAAP purposes of the reversal of deferred income taxes included in the U.S. GAAP reconciliation in prior years.

      (ix) Investments held in other companies and sales of interests in other companies

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

      Due to differences in the carrying value in the interests in other companies that we hold, when we sell such investments, there is a difference in the amount of gain or loss that is recorded under U.S. GAAP and Chilean GAAP.

      (x) Derivative Instruments

      The Chilean Superintendency of Banks' guidelines require that Banco de Chile accounts for forward contracts between foreign currencies and the U.S. dollar, or between the U.S. dollar and the Chilean peso, or the UF, at the closing spot exchange rate. Any initial discount or premium is amortized over the life of the contract. Interest rate swap agreements are treated as off-balance-sheet financial instruments. The net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate. Under U.S. GAAP, Banco de Chile's portfolio of swap agreements are recorded at their estimated fair value and forward contracts between the U.S. dollar and the Chilean peso, or the UF, at the fair value based on the forward exchange rate. Additionally, the Bank separately measures embedded derivatives included in certain contracts as freestanding derivative instruments at their estimated fair values, recognizing changes in earnings when they occur.

      These differences are explained in greater detail in Note 27 to our audited consolidated financial statements.

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

      Some of our loan agreements contain contractual restrictions on the ability of subsidiaries to transfer funds to the parent company in certain specific situations, such as negative covenants on the payment of dividends or advances. However, Quinenco does not believe that any of these covenants or restrictions will have any material impact on its ability to meet its cash obligations. Note 27 to our Consolidated Financial Statements provides a description of restrictions which limit the payment of dividends.

      We own a controlling interest in most of the companies in which we invest and have in the past and expect in the future to influence the dividend policies of our subsidiaries and affiliates in order to retain resources within such companies where it is deemed necessary or appropriate to further these entities' individual business plans and strategies. In addition, certain of our non-consolidated subsidiaries and related companies, and their respective subsidiaries, are operated pursuant to shareholders' agreements that require unanimous consent of the parties thereto to pay dividends beyond the minimum required by law.

      In addition to funds used for its own operations, Quinenco's primary use of funds has been oriented to investments in consolidated investments and unconsolidated equity investments. Quinenco believes that its working capital is sufficient to meet its present working capital requirements.

CASH AND CASH EQUIVALENTS

                                               2003         2004         2005
                                               ----         ----         ----
                                               (in millions of constant Ch$)

Madeco .................................      5,757       13,335        7,791
Indalsa ................................      8,556        1,878          254
Telefonica del Sur .....................      2,014        8,501        2,238
Hoteles Carrera ........................      6,465          973        3,531
Quinenco & intermediate holding co .....     37,002       19,270       81,608
                                             ------       ------       ------
       Total ...........................     59,794       43,957       95,422
                                             ======       ======       ======

      At December 31, 2005, we had cash and cash equivalents totaling Ch$95,422 million on a consolidated basis and Ch$16,630 million on a non-consolidated basis. This compares to Ch$ Ch$43,957 million on a consolidated basis and Ch$11,102 million on a non-consolidated basis at December 31, 2004 and Ch$59,794 million on a consolidated basis and Ch$29,647 million on a non-consolidated basis at December 31, 2003.

DIVIDEND INCOME

      The following table shows dividends received by us from our investments in 2003, 2004 and 2005:

                                                           % Corresponding to         Amount Corresponding to
                                     Dividends Paid      Quinenco's interest (1)   Quinenco's Economic Interest
                                     --------------      -----------------------   ----------------------------
                                                   (in millions of constant Ch$, except percentages)
          2005
Banco de Chile ................          Ch$152,623                29.9%                      Ch$47,659
CCU ...........................              29,623                32.1                           8,993
Telefonica del Sur ............               4,577                73.7                           3,362
Entel .........................             217,727                 5.7                          12,353
Others ........................                 n/a                 n/a                             236
Eliminations ..................                 n/a                 n/a                          (3,362)
                                                                                             ----------
        Total .................                 n/a                 n/a                       Ch$69,241
                                                                                             ==========

          2004
Banco de Chile ................          Ch$135,250                29.2%                      Ch$40,619
CCU ...........................              29,926                30.8                           8,768
Telefonica del Sur ............               4,643                73.7                           3,357
Entel .........................              22,253                 5.7                           1,282
Others ........................                 n/a                 n/a                             149
Eliminations ..................                 n/a                 n/a                          (3,357)
                                                                                             ----------
        Total .................                 n/a                 n/a                       Ch$50,818
                                                                                             ==========

          2003
Banco de Chile ................           Ch$55,890                29.2%                      Ch$16,457
CCU ...........................             199,947                30.8                          61,704
Telefonica del Sur ............               4,482                73.6                           3,208
Entel .........................              16,580                 5.7                             924
Others ........................                 n/a                 n/a                              83
Eliminations ..................                 n/a                 n/a                          (3,208)
                                                                                             ----------
        Total .................                 n/a                 n/a                       Ch$79,168
                                                                                             ==========

(1) Directly or indirectly

OPERATING ACTIVITIES

      Consolidated cash flow provided by operating activities was Ch$84,235 million in 2005, compared to cash flow provided by operating activities of Ch$59,913 million and Ch$68,856 million in 2004 and 2003, respectively.

      Operating Activities - 2005

      In 2005, cash flow provided by operating activities totaled Ch$84,235 million. The main components of cash flow generated by operating activities in 2005 mainly consisted of dividend income of Ch$69,241 million (see "Dividend Income" table in this section) and collection of accounts receivable (net of payments to suppliers and personnel) of Ch$51,882 million. Collection of accounts receivable (net), of which Ch$62,543 million corresponded to Telefonica del Sur's and Madeco's operations, was partially offset by net payments to suppliers and personnel of Ch$10,661 million made by Quinenco and intermediate holding companies. Cash flow provided by operating activities was partially offset by cash flow used in operating activities, which mainly consisted of interest paid of Ch$27,406 million and VAT taxes and other similar items paid of Ch$10,071 million.

      The increase of Ch$24,322 million in cash flow provided by operating activities between 2005 and 2004 is mainly due to an increase in dividend income of Ch$18,423 million and a net increase of Ch$7,616 million in the collection of accounts receivable. The variation in dividend income between the two years is mainly due to an extraordinary dividend of Ch$10,622 million paid by Entel in 2005 and an increase of Ch$7,040 million in dividends from Banco de Chile. The net increase in collection of accounts receivable was attributable to Madeco's operations.

      Operating Activities - 2004

      In 2004, cash flow provided by operating activities totaled Ch$59,913 million. The cash flow generated by operating activities in 2004 mainly consisted of dividend income of Ch$50,818 million (see "Dividend Income" table in this section) and collection of accounts receivable (net of payments to suppliers and personnel) of Ch$44,266 million. Collection of accounts receivable
(net), of which Ch$55,536 million corresponded to Telefonica del Sur's and Madeco's operations, was partially offset by net payments to suppliers and personnel of Ch$11,270 million made by Quinenco and intermediate holding companies. Cash flow provided by operating activities was partially offset by cash flow used in operating activities, which mainly consisted of interest paid of Ch$27,644 million and VAT taxes and other similar items paid of Ch$12,114 million.

      The negative variation of Ch$8,943 million in cash flow provided by operating activities between 2004 and 2003 is attributable to a decrease in dividend income of Ch$28,350 million, the effect of which was partially offset by a reduction in the amount of interest, VAT taxes and other expenses paid during the year, as well as an increase in the collection of accounts receivable
(net), the sum of which amounted to an increase of Ch$15,675 million compared to 2003. The variation in dividend income between the two years is mainly explained by an extraordinary dividend of Ch$55,018 million paid by CCU in 2003. Interest paid decreased by Ch$5,291 million, mostly in relation to the divestment of Lucchetti Chile and lower indebtedness at Madeco. The decline in VAT taxes and other similar items paid is primarily attributable to the sale of Lucchetti Chile. Other expenses decreased as a result of the reductions in other expenses paid at Madeco and Telefonica del Sur. Accounts receivable collections increased at both Madeco and Telefonica del Sur by Ch$4,827 million and Ch$5,934 million, respectively, although at the consolidated level, this was partially offset by the sale of Lucchetti Chile which explained a reduction in the same account of Ch$7,661 million.

      Operating Activities - 2003

      In 2003, cash flow provided by operating activities totaled Ch$68,856 million. The cash flow generated by operating activities in 2003 mainly consisted of dividend income of Ch$79,168 million (see "Dividend Income" table in this section) and collection of accounts receivable (net of payments to suppliers and personnel) of Ch$40,511 million. Collection of accounts receivable
(net), of which Ch$44,775 million corresponded to Telefonica del Sur's and Madeco's operations, were partially offset by net payments to suppliers and personnel of Ch$7,558 million made by Quinenco. Cash flow provided by operating activities was partially offset by cash flow used in operating activities, which mainly consisted of interest paid of Ch$32,935 million and VAT taxes and other similar items paid of Ch$15,131 million.

INVESTING ACTIVITIES

      In 2005, consolidated cash flow provided by investing activities was Ch$51,890 million, compared to cash flow used in investing activities of Ch$32,138 million in 2004 and Ch$12,701 million provided by investing activities in 2003.

      Investing Activities - 2005

      In 2005, proceeds from the sale of investments amounted to Ch$71,795 million, attributable to the disposal of shareholdings in Almacenes Paris and Cencosud for Ch$59,196 million and the disposal of other investments for Ch$12,599 million (see table "Proceeds from Sales of Investments" in this section).

      Proceeds from the sale of property, plant and equipment amounted to Ch$6,176 million, related to disposals of property, plant and equipment. The cash flow provided by investing activities was partially offset by investment in property, plant and equipment of Ch$18,703 million, mainly attributable to investments made by Madeco and Telefonica del Sur, which totaled Ch$10,398 million and Ch$8,157 million, respectively. In addition, cash flow of Ch$10,577 million was invested in other companies, primarily by Telefonica del Sur.

      Investing Activities - 2004

      In 2004, cash flow of Ch$52,551 million was used to invest in other companies, primarily the purchase of 11.4% of the shares of Almacenes Paris for Ch$36,672 million and Ch$15,879 million in other investments, including a 50% interest in Calaf S.A. Investment in property, plant and equipment amounted to Ch$19,800 million, mainly attributable to investments made by Madeco and Telefonica del Sur, which totaled Ch$15,969 million. The cash flow used in investing activities was partially offset by proceeds of Ch$11,811 million from the sale of Lucchetti Chile and proceeds from the sale of other investments of Ch$29,697 million, primarily related to the liquidation of financial instruments held by Madeco (see table "Proceeds from Sales of Investments" in this section).

      Investing Activities - 2003

      In 2003, the main components of cash flow provided by investing activities were funds provided by other investing activities (net) of Ch$40,065 million, proceeds from the sale of investments of Ch$21,666 million and proceeds from the sale of property, plant and equipment of Ch$16,733 million (see table "Proceeds from Sales of Property, Plant and Equipment" in this section). Cash flow provided by other investing activities (net) mostly consisted of a settlement payment of Ch$38,266 million received by Quinenco from its former partner in IRSA in connection with the arbitration process that was concluded in early 2003. Proceeds from the sale of other investments were almost entirely attributable to the liquidation of financial instruments held by Madeco (see table "Proceeds from Sales of Investments" in this section). Proceeds from the sale of property, plant and equipment mainly corresponded to the sale of the Hotel Carrera building and grounds in November 2003 for Ch$14,999 million.

      Cash flow provided by investing activities was partially offset by investments in financial instruments of Ch$51,856 million, of which Ch$51,780 million corresponded to Madeco, and additions to property, plant and equipment of Ch$12,905 million of which Ch$7,764 million and Ch$3,694 million corresponded to fixed asset additions at Telefonica del Sur and Madeco, respectively.

PROCEEDS FROM SALES OF PROPERTY, PLANT AND EQUIPMENT

      The following table shows proceeds received by us from the sales of property, plant and equipment in 2003, 2004 and 2005:

                                                            2003             2004             2005
                                                            ====             ====             ====
                                                              (in millions of constant Ch$)
Madeco ........................................         Ch$1,138         Ch$1,022           Ch$305
Indalsa .......................................               49            1,019            1,555
Telefonica del Sur ............................               39              215               11
Hoteles Carrera ...............................           15,000              809            2,864
Quinenco & intermediate holding co ............              508            1,298            1,441
                                                       ---------         --------         --------
        Total .................................        Ch$16,734         Ch$4,363         Ch$6,176
                                                       =========         ========         ========

PROCEEDS FROM SALES OF INVESTMENTS

      The following table shows proceeds received by us from the sales of investments in 2003, 2004 and 2005:

                                                             2003              2004              2005
                                                             ====              ====              ====
                                                                (in millions of constant Ch$)
Madeco ........................................         Ch$21,587         Ch$29,697            Ch$213
Indalsa .......................................                --            11,811                --
Telefonica del Sur ............................                --                --                --
Hoteles Carrera ...............................                --                --                --
Quinenco & intermediate holding co ............                79                --            71,582
                                                        ---------         ---------         ---------
        Total .................................         Ch$21,666         Ch$41,508         Ch$71,795
                                                        =========         =========         =========

FINANCING ACTIVITIES

      Madeco, Telefonica del Sur, Indalsa, Banco de Chile, CCU, Hoteles Carrera and Habitaria generally do not rely on each other or on Quinenco for financing except that they may rely on Quinenco when significant new capital or other expenditures are to be made. When intercompany financing is needed, it is generally provided by Quinenco to such companies (or to intermediate holding companies) by means of capital contributions or loans. Quinenco, its intermediate holding companies, subsidiaries and affiliates may periodically borrow from Banco de Chile in the ordinary course of business on commercial terms and on an arms' length basis.

      Quinenco believes that it has access to local and international funding such as short-term and long-term bank borrowings, bonds and capital markets in order to fund its investment programs.

      The cash flows of Banco de Chile, CCU, Entel and Habitaria, which are accounted for under the equity method, are not included in our consolidated statements of cash flows.

      In 2005, consolidated cash flow used in financing activities was Ch$81,069 million, compared to cash flow used in financing activities of Ch$42,925 million in 2004 and cash flow provided by financing activities of Ch$105,865 million in 2003.

      Financing Activities - 2005

      Quinenco's treasury policy is to invest excess cash in liquid financial instruments issued by highly rated financial institutions in Chile and abroad. Investments are primarily made in Chilean pesos and U.S. dollars.

      In 2005, the main use of cash flow from financing activities was payments of loans (net of new borrowings), which amounted to Ch$67,648 million and mainly corresponded to payments made by Madeco, Telefonica del Sur and intermediate holding companies. In addition, cash flow was used to pay bonds (net) at Telsur, Quinenco and Madeco for Ch$26,688 million. Quinenco paid cash dividends of Ch$14,449 million in 2005. Cash flow provided by financing activities was primarily related to a capital increase of Ch$29,510 million contributed by minority shareholders at Madeco.

      Financing Activities - 2004

      In 2004, the main use of cash flow from financing activities was payments of loans (net of new borrowings), which amounted to Ch$55,821 million and mainly corresponded to payments made by LQIF and intermediate holding companies. In addition, LQIF repaid a loan to a related company amounting to Ch$42,076 million. Quinenco paid cash dividends of Ch$19,528 million in 2004. Cash flow provided by financing activities mainly consisted of a net increase of Ch$66,412 million in bonds payable. In 2004, LQIF and Madeco issued bonds (net of costs) amounting to Ch$118,844 million and Ch$31,663 million, respectively, in the Chilean market. Bond obligations were partially offset by payments made by

Quinenco, Madeco and Telefonica del Sur of Ch$84,095 million. Additional cash flow provided by financing activities was primarily related to a capital increase of Ch$10,539 million contributed by minority shareholders at Madeco.

      Financing Activities - 2003

      In 2003, the main use of cash flow from financing activities was payments of loans and bonds (net of new borrowings and issuances), which amounted to Ch$166,578 million and mainly corresponded to payments made by Madeco, Quinenco and intermediate holding companies. Net cash flow used in financing activities was partially offset by contributions by minority shareholders to Madeco's 2003 capital increase of Ch$47,586 million. Cash flow provided by financing activities also included an increase of Ch$14,650 million in accounts payable to related companies, mainly consisting of a US$19 million (value at transaction date) loan made by a financial entity related to Quinenco's controlling shareholder, Andsberg Finance Corporation Ltd., to an intermediate holding company of Quinenco.

DEBT STRUCTURE

      As of December 31, 2005, approximately 78.9% of our Ch$519,214 million in outstanding liabilities consisted of long-term interest bearing debt. Our outstanding long-term bank loans (excluding the current portion of long-term debt of Ch$16,767 million) which totaled Ch$156,855 million in 2005, generally consist of borrowings by Quinenco and intermediate holding companies, Madeco and Telefonica del Sur for periods up to five years. Approximately 3.1% of these long-term bank facilities were dollar-denominated with interest rates averaging 4.9%, 90.9% were Chilean UF-denominated with interest rates averaging 5.2% and 6.0% were in other currencies with interest rates averaging 20.1%. The average interest rate of U.S. dollar-denominated debt was 4.1% and the average interest rate of Chilean UF-denominated debt was 3.4% in the year 2004. Additionally, we have long-term bond obligations denominated in Chilean UF, which at December 31, 2005 amounted to Ch$246,260 million. The average terms of the bond obligations are between five and twenty-one years. The average interest rate of long term bond obligations was 4.1% in 2005. 15.1% of our bond obligations will mature within the next three years.

      As of December 31, 2005, our outstanding short-term bank loans totaled approximately Ch$24,443 million, which represented 4.7% of our outstanding liabilities. Our outstanding short-term bank loans mostly consist of borrowings by Madeco and Quinenco under unsecured revolving credit facilities provided by Chilean and foreign commercial banks. At December 31, 2005, we had no committed credit lines. Approximately 53.3% of short-term facilities were dollar-denominated with interest rates which averaged 5.3% and 23.3% were Chilean UF-denominated with interest rates which averaged 6.8%. In 2004, approximately 45.6% of these short-term facilities were dollar-denominated with interest rates which averaged 4.1% and 30.8% were Chilean UF-denominated with interest rates which averaged 4.6%.

      Our total dollar-denominated liabilities amounted to Ch$27,492 million at December 31, 2005, compared to Ch$46,480 million at December 31, 2004. Our total debt to capitalization ratio decreased to 35.6% at December 31, 2005 from 41.8% at December 31, 2004.

      At December 31, 2005, our net consolidated dollar-denominated assets (after deducting dollar-denominated liabilities) were Ch$96,131 million, compared to net consolidated dollar-denominated assets of Ch$96,152 million in 2004.

      There is no seasonality with respect to Quinenco's borrowings. For a summary of the maturities of our long-term debt, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

      We utilize foreign exchange forward contracts and swap exchange currency contracts in order to hedge our currency exchange exposure as part of our asset and liability management. Investment contracts (for speculative purposes) are recorded at the closing spot exchange rate and gains and losses are included in earnings as Other non-operating income and expenses. For a summary of Foreign Exchange Rate Exposure, see "Item 11. Foreign Currency Exchange Rate Risk".

      The following table shows our financial debt structure consisting of interest bearing bank debt and bond debt in 2003, 2004 and 2005:

                                                               2003                2004                2005
                                                               ====                ====                ====
                                                                  (in millions of constant Ch$)
Madeco ........................................          Ch$155,595          Ch$123,547           Ch$80,024
Indalsa .......................................              48,080                  --                  --
Telefonica del Sur ............................              61,893              61,251              44,084
Hoteles Carrera ...............................                 311                  --                  --
Quinenco & intermediate holding co. ...........             350,467             359,731             335,862
                                                         ----------          ----------          ----------
        Total .................................          Ch$616,346          Ch$544,529          Ch$459,970
                                                         ==========          ==========          ==========

FINANCIAL COVENANTS AND OTHER RESTRICTIONS

      We are subject to certain financial covenants and restrictions with respect to our existing agreements with banks and bondholders. We believe that we are in compliance with all of the financial covenants and restrictions associated with its credit facilities and bond issuances as of December 31, 2005. For further information on financial covenants and other restrictions, see
Note 16 d) to our Consolidated Financial Statements.

CAPITAL EXPENDITURES AND OTHER INVESTMENTS

      The following table sets forth the capital expenditures and other investments made by each of our principal businesses for the years ended December 31, 2003, 2004 and 2005:

Capital Expenditures and Other Investments                                2003             2004               2005
                                                                          ====             ====               ====
                                                                                (in millions of constant Ch$)
Quinenco and Consolidated Subsidiaries
Madeco  (Manufacturing) ....................................          Ch$3,713          Ch$6,677         Ch$10,582
Telefonica del Sur (Telecommunications) ....................             7,948             9,300            15,209
Indalsa (Food  and Beverage) ...............................               345             8,001             3,254
Hoteles Carrera (Real Estate and Hotel Administration) .....               275                19                11
Quinenco and others ........................................               827            48,354               224
                                                                     ---------         ---------         ---------
Total ......................................................         Ch$13,108         Ch$72,351         Ch$29,280
                                                                     ---------         ---------         ---------
Main Equity Investments (1)
CCU (Food and Beverage) ....................................            62,583            37,372            64,373
Banco de Chile (Financial Services) ........................            11,907            20,569            25,531
                                                                     ---------         ---------         ---------
Total ......................................................         Ch$74,490         Ch$57,941         Ch$89,904
                                                                     =========         =========         =========

----------
(1) Represents Quinenco's main equity investments, all of which are either controlled directly by Quinenco or indirectly by Quinenco in conjunction with strategic partners.

EXPANSION PLANS; FUTURE CAPITAL EXPENDITURES

      The following table sets forth the total capital expenditures currently planned to be made by us for the years ending December 31, 2006, 2007 and 2008:

Planned Capital Expenditures 2006 - 2008                             2006               2007              2008
                                                                     ----               ----              ----
                                                                          (in millions of constant Ch$)
Quinenco and Consolidated Subsidiaries
Madeco (Manufacturing) .............................             Ch$9,793           Ch$7,320          Ch$7,320
Telefonica del Sur (Telecommunications) ............               12,276             11,672             9,175
Quinenco and others (1) ............................                   --                 --                --
                                                               ----------         ----------        ----------
Total ..............................................            Ch$22,069          Ch$18,992         Ch$16,495
                                                               ==========         ==========        ==========
Main Equity Investments
CCU (Food and Beverage) ............................            Ch$60,823          Ch$55,841         Ch$65,363
Banco de Chile (Financial Services) ................               54,258             41,374            35,239
                                                               ----------         ----------        ----------
Total ..............................................           Ch$137,150         Ch$116,207        Ch$117,097
                                                               ==========         ==========        ==========

(1) Capital expenditures for Quinenco, intermediate holding companies, subsidiaries and equity investments do not include future acquisitions for the years 2006-2008. Historically, capital expenditures used for acquisitions have been significant, though they may vary.

      We review our capital expenditures program periodically and changes are made as needed and appropriate. Accordingly, We cannot assure you that we will make the capital expenditures described in this annual report. The actual amount of future capital expenditures, which could vary significantly from those planned, will depend on a variety of factors, many of which are beyond our control.

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

      Quinenco. Capital expenditures in 2006 through 2008 do not include further acquisitions that could be made by Quinenco or its intermediate holding companies as these amounts are not readily estimated and depend on many factors outside of Quinenco's control.

      Banco de Chile. Banco de Chile has planned capital expenditures amounting to Ch$130,871 million for the three year period 2006-2008. Planned capital expenditures are related to investment in information technology, including new treasury and anti-money laundering software and the continued implementation of its core technology system. In addition, Banco de Chile plans to maintain and improve its existing branch network infrastructure. Capital expenditures for the three-year period will be financed with internally generated funds.

      CCU. CCU plans to make an aggregate of approximately Ch$182,027 million in capital expenditures over the 2006-2008 period, mainly to adapt, update and increase production capacity, install new packaging lines, enhance environmental protection, optimize its distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth. Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets. CCU expects to fund its capital expenditures through a combination of internally generated funds and long term indebtedness.

      Madeco. Madeco's capital expenditures for the years 2006 to 2008 are estimated to total Ch$24,433 million. Capital expenditures for the three year period related to the company's wire and cable business unit are expected to be Ch$13,125 million, to the brass mills business unit, Ch$2,974 million, to the flexible packaging business unit, Ch$6,218 million and to the aluminum profiles business unit, Ch$2,116 million. The planned capital expenditures are generally to maintain and upgrade production facilities and machinery and equipment used in production processes. Madeco intends to fund its capital expenditures with internally generated funds, and if necessary, with debt or equity financing.

      Telefonica del Sur. Telefonica del Sur's capital expenditures planned for 2006, 2007 and 2008 relate to the expansion of its client base and ADSL technology services for businesses and the mass market in the south of Chile. Telefonica del Sur plans to continue improving its existing infrastructure in order to support expansion of new DSL, tele-security, long distance, WLL, Call Center and wireless communications services. Capital expenditures are also contemplated for the development of operations software, administration and systems support, among others. Telefonica del Sur expects to finance its capital expenditures mainly through internally generated funds, and if necessary, with debt financing.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      We do not own patents, licenses to technology, copyrights or other intellectual property, nor are we involved in any research and development. We have not spent any money on research and development during the three year period immediately preceding the date of this annual report.

D. TREND INFORMATION

      Economic Overview

      Our lines of business and results of operations are, to a large extent, dependent on the overall level of economic activity and growth in Chile. Of our total aggregate revenues (which are calculated as the sum of our consolidated revenues and CCU's revenues), which amounted to Ch$914,014 million in 2005, approximately 73% were from operations in Chile. Additionally, Banco de Chile mainly operates in Chile and derived approximately 97% of its operating revenues from domestic operations in 2005. In addition to Chile, Madeco is dependent on the overall level of economic activity and growth in Brazil, Argentina and Peru, and CCU is dependent on the overall level of economic activity in Argentina.

      Chile. Terms of exchange continued improving, and excess capacity allowed the Chilean economy to grow above its long-term potential in 2005. The Chilean economy grew by 6.3% in 2005, internal demand by 11.4% and investment levels expanded by 24.7%. Higher prices of copper and other exports resulted in a commercial surplus of over US$10 billion, and a current account surplus was achieved for the second consecutive year. Likewise, fiscal accounts registered a surplus equivalent to 4.8% of GDP. In 2006, despite the high price of copper, economic growth is expected to slow to about 5.5% as excess capacity is absorbed. This is not however, expected to affect current account and fiscal account surpluses.

      Argentina. The Argentine economy experienced robust growth for the third consecutive year. In 2005, the economy grew by 9.2%, which represented nearly a 30% recovery in three years. Nonetheless, GDP per capita remains well below its 1998 level, which indicates that only in 2006 will the economy begin to experience real growth. Internal demand also grew rapidly in 2005, reaching 11.1%. In addition, Argentina prepaid its debt with the IMF and is now free of the restrictions imposed by that organization. GDP growth for 2006 is estimated at 7.5%. However, economic policy remains unstable, which has contributed to growing inflationary pressure and the lack of a comprehensive medium and long-term growth plan for investments, which could complicate the future development of the country.

      Brazil. Despite a strong international economy and easing of interest rates in 2005, the Brazilian economy only grew by 2.3% in 2005, less than half of that registered in 2004, but consistent with average growth figures over the last 25 years. Current account surpluses were maintained for the third consecutive year, while public debt was stable at 51% of GDP. Inflation dropped to 5.7% in 2005. In 2006, economic growth of 3.5% is expected, which should stimulate a more expansive monetary policy. Presidential elections in October are not expected to dampen the economic environment.

      Peru. The Peruvian economy has continued to show one of the strongest performances in the region, with growth in 2005 of 6.7%, in line with its seven year growth trend. High export prices and prudent macroeconomic management of the economy have allowed Peru to maintain a stable fiscal situation, low inflation and solid external accounts.

      Quinenco

      As of December 31, 2005, Quinenco's investments in the Financial Services Sector represented approximately 68% of Quinenco's total investments and 60% of total assets at the corporate level. Due to the importance of Quinenco's investments in the financial services sector, the level of income from dividends and participation in net income will depend, to a large extent, on results from this sector.

      The share acquisition of Banco de Chile involved significant cash outlays during 2001, which amounted to Ch$340,340 million (historic value) in 2001, which were financed with debt. Until the debt incurred in connection with the acquisition has been further reduced through sales of non-strategic assets, dividend income and other resources, we will continue to incur interest expense associated with the current indebtedness.

      In connection with the acquisition of Banco de Chile, we recognized goodwill in the amount of Ch$247,779 million (historic value). The goodwill is being amortized over a period of 20 years, in accordance with Chilean GAAP and the related expense will represent a charge to income in future periods.

      Financial Services - Banco de Chile

      The Chilean banking industry has become increasingly competitive in recent years, which has led to, among other things, increased consolidation in the industry and reduction of margins. Limited barriers to entry, as a consequence of greater flexibility in the regulatory framework of the Chilean financial system, and continued consolidation of the Chilean banking industry have intensified this competition. Banco de Chile expects the trend of increased competition to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. The Bank also faces competition from non-bank competitors with respect to some of its credit products, such as credit cards and consumer loans, mainly from large department stores. Although we believe that Banco de Chile is currently large enough to compete effectively in its target markets, the continued consolidation may materially and adversely affect Banco de Chile's financial condition and results of operations by affecting the net interest margins it is able to generate and creating further efficiency pressures.

      IRSA

      In 2005 and 2006, IRSA, a 50% affiliate of Quinenco, incurred indebtedness related to additional share purchases of CCU, which amounted to Ch$43,486 million. The debt incurred in connection with the share purchases will been repaid from dividends received by IRSA from CCU. As a consequence, we could receive a lower level of dividends from CCU until IRSA's indebtedness is fully repaid.

      Food and Beverage - CCU

      The most significant trend affecting CCU's results of operations during the past five years has been the prolonged recession in Argentina which culminated in an economic crisis in late 2001, and the stagnated consumption due to the weak economic recovery after its 1999 recession in Chile.

      After four years of recession in Argentina, during 2003 the economy stabilized, evidenced by significant increases in consumption and prices in the beer industry. This positive trend continued throughout 2004 and 2005, when GDP grew by 9.0% and 9.2%, respectively. However, current prices in U.S. dollar terms are still lower than those prevailing in 2001, before the Argentine peso devaluation. Further recovery in Argentina will depend on deep structural reforms in many areas, including the relationship between the federal government and the provinces, regulations in many markets, the resumption of external debt service, as well as the solution of the local energy crisis and an increase in investments to support the current economic growth.

      Revenues from CCU Argentina in Chilean pesos are also subject to the volatility of exchange rates of the Chilean peso, U.S. dollar and Argentine peso in any given period, which may also affect the level of income reported from CCU's foreign operations under Chilean GAAP.

      The Chilean economy experienced significant growth of 6.3% in 2005, after an increase of 5.9% in 2004. This positive trend has continued, but at a slower pace, during 2006. Growth for the year is expected to be between 5.0% and 6.0%, according to the Central Bank of Chile. On the domestic side of the economy, internal demand increased 11.4% during 2005. In spite of the favorable economic climate, there can be no assurance that CCU's products' consumption will grow in the same proportion.

      CCU expects that its wine business, after experiencing a decline in results as a consequence of higher costs of raw materials and lower revenues due to the appreciation of the Chilean peso, will improve its profitability level, both in domestic and export markets. Measures have been taken by the company to reduce costs and expenses, reduce SKUs, increase prices and focus on export markets in order to adapt the organization to the effects of a stronger Chilean peso.

      In addition, CCU's beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages such as wine and spirits, and non-alcoholic beverages such as soft drinks. Beer consumption in Chile has been historically influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. In fact, during 2005, beer consumption, as well as wine prices, increased significantly. Nevertheless, during recent years, wine price increases have not significantly influenced beer consumption levels due to factors like awareness of the positive effects of moderate wine consumption on health and higher wine quality. Similarly, the price of soft drinks has decreased relative to the price of beer over the past few years, due to lower packaging costs and the introduction of larger packaging formats, which may also affect further growth in beer consumption. Recently, as a result of an abundant 2006 harvest, the price of bulk wine decreased considerably. However, it is not yet known if this will affect wine prices during the second half of 2006.

      In CCU's pisco business, prices recovered during 2005 although it cannot make any affirmation as to whether prices will continue at current levels or will continue rising. It is expected that the industry will continue launching new products in order to create new consumption occasions.

      Since 2005, the Argentine government has restricted gas exports to Chile due to supply problems in that country. This situation has increased the costs of operating CCU's beer production plants in Chile and Argentina, as well as its soft drinks plants in Chile. Additionally, it has increased electrical power costs related to these same gas restrictions. CCU does not need additional investments because its boilers can work with gas or with alternative fuels, such as diesel oil. Considering current energy prices, CCU estimate that the higher costs at a consolidated level should be approximately Ch$1,900 million for 2006.

      Manufacturing - Madeco

      In 2005, Madeco carried out its second capital increase in three years. Proceeds obtained from the capital increases have been mainly used to reduce company indebtedness, which has resulted in a significant improvement in the company's capital structure. In addition, Madeco has taken measures to improve the profitability of its production and commercial operations in its main markets. The company believes that these steps have led to a sustainable recovery in its results, however the cyclical nature of the company's principal businesses will continue to make it vulnerable to the effects that reductions in investment levels and macroeconomic conditions in its main markets could have on its future results from operations.

      At the beginning of 2002, Madeco closed its cable and brass mills operations in Argentina as a consequence of the economic deterioration and currency devaluation in that country, considerably reducing its exposure in that country. As of December 31, 2005, Madeco had 15.9% of its property, plant and equipment in Argentina and in 2005, 2004 and 2003 derived 6.5%, 6.8% and 6.9% of its revenue from its Argentine operations, respectively. While Madeco has partially reopened its plants for cable and brass mills production in Argentina, it cannot determine at this time when levels of demand will have the scale to operate efficiently and whether or not such levels will be sustainable.

      Revenues from Madeco's foreign operations in Chilean pesos are also subject to the volatility of exchange rates of the Chilean peso, U.S. dollar, the Brazilian real, the Argentine peso and Peruvian Sole in any given period, which may also affect the level of income reported from Madeco's foreign operations under Chilean GAAP.

      Madeco has faced and believes it will continue to face, increases in the prices of its raw materials, particularly, copper. Thus far, Madeco has been able to transfer cost increases to its customers, although there can be no assurance that Madeco will be able to continue transferring cost increases to its customers or that cost increases will be transferred within a reasonable period of time, which could affect the further development of its businesses.

      While Madeco has access to alternative energy sources, such as oil and liquid gas, which reduce the impact of the gas restrictions which may be imposed on Madeco as a consequence of supply problems in Argentina, the cost of such sources could be higher than its current energy sources and Madeco may not be able to increase its selling prices in response to this potential cost increase.

      Telecommunications - Telefonica del Sur

      In recent years, the rate of growth of mobile telephony has exceeded that of fixed line telephony, and the number of mobile subscribers in Chile in 2005 was greater than the number of fixed line telephony subscribers, with an estimated penetration rate of 64%. This substitution from fixed line telephony has tended to diminish Telefonica del Sur's traditional fixed line telephony revenue base, and further strong growth of mobile telephony could negatively affect the company's future revenues associated with basic telephony services. As a consequence, Telefonica del Sur has developed new non-regulated products and services such as internet, telesecurity and data services to compensate for the decline in its basic telephony services revenues. These revenues accounted for approximately 21% of Telefonica del Sur's total revenues in 2005, up from 15% and 11% in 2004 and 2003, respectively.

      In addition, in recent times, the Latin American telecommunications industry has been characterized by the acquisition of local telecommunications providers by large international operators, which has led to, among other things, increased competition and consolidation in the industry. The industry is also undergoing rapid technological change such as VoIP implementation. As traditional fixed line telephony continues to decline, it is being replaced with mobile service IP technology and broadband ADSL technology. This technological convergence, as well as the introduction of new services associated with internet, has created a highly dynamic scenario, which Telefonica del Sur believes will contribute towards further consolidation in the telecommunications industry in 2006.

      On a regional basis, new operators offering wireless access to the internet through WiMax technology show the same tendencies observed in the United States, Europe and Asia. Operators in Argentina, Brazil and Mexico have begun to develop WiMax networks within the South American region, which will most likely lead to the development of new services oriented towards high speed wireless technology designed to set new standards in the development of internet access. In Chile, a similar situation is occurring, and Entel recently announced that it will launch its WiMax network technology, initially to serve companies. Likewise, Telmex and VTR recently won licensing rights associated with 3.5 Ghz band width which will initially operate using WiMax technology. Telefonica del Sur has acquired the same rights for use in its concession area in the Region X of Chile and is currently developing plans to develop and implement this technology.

E. OFF-BALANCE SHEET ARRANGEMENTS

      We do not have any off-balance sheet arrangements as of December 31, 2005.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      The following tables summarize our contractual and commercial obligations as of December 31, 2005:

                                                                         (in millions of constant Ch$)
Contractual Commitments                             Total    Less than 1 year    2-3 years     4-5 years    More than 5 years
Short term and long term debt                     459,064              55,949      106,101       151,074              145,940
Capital lease obligations                           7,134               1,316        1,377           990                3,451
Operating leases                                      526                 273          178            50                   25
Service contracts                                   6,029               3,895        2,134            --                   --
Other short term and long term
obligations                                        43,286              42,488          798            --                   --
                                                -----------------------------------------------------------------------------
Total contractual cash obligations                516,039             103,921      110,588       152,114              149,416
                                                =============================================================================

Commercial Commitments                              Total    Less than 1 year    2-3 years     4-5 years    More than 5 years
Lines of credit                                    46,011               7,290       38,720            --                   --
Stand by letters of credit                             --                  --           --            --                   --
Guarantees                                        150,397               2,789       30,101        58,754               58,754
Stand by repurchase obligations                        --                  --           --            --                   --
Other commercial commitments                        3,725               3,725           --            --                   --
                                                -----------------------------------------------------------------------------
Total commercial commitments                      200,133              13,804       68,821        58,754               58,754
                                                =============================================================================

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

      The following table sets forth information with regard to Quinenco's directors as of December 31, 2005:

                                                          Year         First
Name                           Position in Quinenco       Born         Elected     Principal Directorships
----                           --------------------       ----         -------     -----------------------
Guillermo Luksic .........     Chairman of the            1956           1982      CCU (1)(3)
                               Board .................                             Telefonica del Sur (1)(3)
                                                                                   Madeco (1)(3)
                                                                                   Banco de Chile (1)
                                                                                   LQIF (1)(3)
                                                                                   Vina San Pedro (1)(3)
                                                                                   Antofagasta plc (2)
                                                                                   Cia. Pisquera de Chile (1)
                                                                                   ECUSA (1)
                                                                                   Indalsa (1)
Andronico Luksic .........    Vice Chairman of            1954         1978        Banco de Chile (1)
                              the Board ..............                             SM Chile (1)
                                                                                   Madeco (1)
                                                                                   CCU (1)
                                                                                   Indalsa (1)
Hernan Buchi .............    Director ...............    1949         1990        Madeco (1)
                                                                                   CCU (advisor) (1)
                                                                                   Indalsa (1)(3)
                                                                                   Soquimich S.A.
                                                                                   Falabella S.A.
                                                                                   Parque Arauco S.A. (advisor)
                                                                                   Pilmaiquen S.A.
                                                                                   P&S S.A.
                                                                                   Alto Palermo (Argentina)
Juan Andres Fontaine .....    Director ...............    1954         1997        Banco Santander Chile
                                                                                   Grupo Mall Plaza
                                                                                   HQI Transelec
Matko Koljatic ...........    Director ...............    1944         2003        Almagro S.A.
                                                                                   Interamericana Chile
Jean-Paul Luksic .........    Director ...............    1964         1993        Antofagasta plc (2)(3)
                                                                                   Antofagasta Minerals S.A. (2)(3)
                                                                                   Antofagasta Railway Co. (2)(3)
                                                                                   Aguas Antofagasta (2)(3)
                                                                                   Minera Los Pelambres Ltd.(2)(3)
                                                                                   Minera Michilla S.A. (2)(3)
                                                                                   Minera El Tesoro S.A.(2)(3)
                                                                                   Madeco (1)
Gonzalo Menendez .........    Director ...............    1949         1996        Telefonica del Sur (1)
                                                                                   Inversiones Vita  S.A. (1)(3)
                                                                                   Banco de Chile (1)
                                                                                   SM Chile S.A. (1)
                                                                                   Banchile Seguros de Vida S.A. (1)
                                                                                   Banchile Asesorias Financieras (1)
                                                                                   Banchile Administradora General de Fondos (1)
                                                                                   Antofagasta plc (2)
                                                                                   Antofagasta Minerals S.A.(2)
                                                                                   Ferrocarril Antofagasta Bolivia (2)
                                                                                   Minera Michilla S.A.(2)
                                                                                   Banco Latinoamericano de Exportaciones (3)
                                                                                   Fundacion Andronico Luksic A.(2)
                                                                                   Aguas Antofagasta S.A. (2)
                                                                                   Minera Los Pelambres (2)

(1)   Subsidiary or affiliate of Quinenco.

(2)   Company associated with the Luksic Group.

(3)   Chairman of the Board.

      Guillermo Luksic, Andronico Luksic and Jean-Paul Luksic are brothers. Other than such relationships, there is no family relationship between any


      The following table sets forth Quinenco's key executive officers as of December 31, 2005, their positions and years of service with Quinenco and with the Luksic Group:

                                                                           Years with         Years with
Name of Executive Officer          Position                                 Quinenco         Luksic Group
-------------------------          --------                                 --------         ------------
Francisco Perez Mackenna ........  Chief Executive Officer                      8                 15
Luis Fernando Antunez ...........  Chief Financial Officer                     10                 19
Manuel Jose Noguera .............  Chief Legal Counsel                          6                 31
Felipe Joannon...................  Business Development Manager                 7                  7
Martin Rodriguez.................  Strategic Development Manager                7                  7
Fernando Silva...................  Controller                                  25                 25

      Francisco Perez Mackenna,(48) Francisco Perez Mackenna has served as Chief Executive Officer of Quinenco since 1998. He is also a Director of many Quinenco group companies, including Banco de Chile, CCU, Inversiones y Rentas, LQIF, ECUSA, Vina San Pedro, CCU Argentina, Calaf, Banchile Corredores de Bolsa and Compania Pisquera de Chile S.A. Prior to joining Quinenco, between 1991 and 1998, Mr. Perez Mackenna was CEO of CCU. Prior to his experience with the Luksic Group, he worked in key positions at Bankers Trust and Citicorp Chile. Mr. Perez attended the Catholic University of Chile, majoring in Business Administration. He holds a postgraduate degree (MBA) from the University of Chicago.

      Luis Fernando Antunez Bories,(50) Luis Fernando Antunez has served as Chief Financial Officer of Quinenco since 1996. In addition, he is General Manager of Quinenco's wholly-owned subsidiary, LQIF. Prior to joining Quinenco, between 1985 and 1996, Mr. Antunez was CFO of CCU. Prior to his experience with the Luksic Group, he worked in COPEC as a financial analyst. Mr. Antunez attended the Catholic University of Chile, majoring in Industrial Engineering. He holds a postgraduate degree (MBA) from Georgia State University.

      Manuel Jose Noguera Eyzaguirre,(56) Manuel Jose Noguera has served as Chief Legal Counsel of Quinenco since 2000. He is also a Director of several Quinenco group companies, including CCU, Inversiones y Rentas, LQIF and Calaf, and an advisor to the Board of Madeco. In his capacity as Chief Legal Counsel, he serves as an advisor to the board of Quinenco. Prior to joining Quinenco, Mr. Noguera developed his career in other Luksic group companies for over 30 years. He is also a partner at the law firm of Morales, Noguera, Valdivieso y Besa. Mr. Noguera received his law degree from the Catholic University of Chile.

      Felipe Joannon Vergara,(46) Felipe Joannon has served as Business Development Manager of Quinenco since 1999. He is also currently a Director of Madeco, Habitaria, Vina San Pedro, Vina Tabali, LQIF, Alusa, Hoteles Carrera and Calaf. Prior to joining Quinenco, Mr. Joannon was General Manager and CEO of Vina Santa Rita, CFO of Cristalerias Chile and Resident Vice President of the Corporate Finance Area of Citicorp Chile. He has also been a Professor at the Business School of the Catholic University of Chile and Universidad de Los Andes. He received a degree in Economics from the Catholic University of Chile and holds an MBA degree from the Wharton School, University of Pennsylvania.

      Martin Rodriguez Guiraldes,(45) Martin Rodriguez has been with Quinenco since 1999 as Manager of Mergers and Acquisitions and since late 2003, as Manager of Strategic Development. He is also currently a Director of LQIF, Calaf, Alusa, Indalsa and Banchile Seguros de Vida. Prior to joining Quinenco, Mr. Rodriguez worked in key positions in Bankers Trust in Chile and the United States between 1993 and 1998. Other work experience includes Santander Investment where he worked in the Corporate Finance and M&A areas, Procter and Gamble (marketing), Inverchile (debt to equity swaps) and Citibank Chile (executive trainee program). Mr. Rodriguez holds an MBA degree from the Anderson Graduate School of Management at UCLA and an undergraduate and master degree in economics from the Catholic University of Chile.

      Fernando Silva Lavin,(58) Fernando Silva has worked with the Luksic Group since 1981, occupying key positions such as General Manager of Quinenco, Mergers & Acquisitions Manager, Business Development Manager and Consultant to the Board of Directors. He has held the position of Controller since late 2003. Mr. Silva is also currently a member of the board of several Quinenco companies, including Habitaria and IndalsaPeru. Mr. Silva received his degree in business administration from the Catholic University of Chile.

      The following table shows the Chief Executive Officer and Chief Financial Officer of the principal businesses of the group as of December 31, 2005:


                                                                                             Years with
                                                                                               Current      Years with
           Name                               Position                                         Company     Luksic Group
           ----                               --------                                         -------     ------------
Pablo Granifo ............   Chief Executive Officer of Banco de Chile                             4            10
Arturo Concha.............   Manager of the Financial Division of Banco de Chile                  19             4
Arturo Tagle..............   Manager of the Planning and Research Division of Banco de Chile      10             4
Patricio Jottar ..........   Chief Executive Officer of CCU                                        7             7
Ricardo Reyes (1) ........   Chief Financial Officer of CCU                                        9             9
Jorge Atton ..............   Chief Executive Officer of  Telefonica del Sur                       21            19
Luis Vidal ...............   Chief Financial Officer of Telefonica del Sur                        19            19
Tiberio Dall'Olio (2).....   Chief Executive Officer of Madeco                                     3            12
Ricardo Bartel (3)........   Chief Financial Officer of Madeco                                     1            16

----------
(1)   Since July 2005

(2)   Contract expires on September 30, 2007

(3)   Until March 2006

      Pablo Granifo Lavin, (47) Pablo Granifo was appointed Chief Executive Officer of Banco de Chile in 2001. He was Chief Executive Officer of Banco de A. Edwards from November 2000 to October 2001, after having been a commercial manager at Banco Santiago from 1995 to 1999 and a corporate manager at Banco Santiago from 1999 to January 2000. Mr. Granifo is a member of the board of directors of Banchile Administradora General de Fondos, Banchile Asesoria Financiera, Socofin, Banchile Securitizadora, Banchile Factoring and Banchile Trade Services Limited. He is also a member of the executive committee of Banchile Corredores de Seguros Ltda. He holds a degree in business from the Pontificia Universidad Catolica de Chile.

      Patricio Jottar, (43) Patricio Jottar has served as Chief Executive Officer of CCU S.A. since 1998. He is also currently a Director of CCU Argentina, ECUSA, Vina San Pedro, Austral, Kunstmann and Calaf and is Chairman of the Board of Compania Pisquera de Chile. Prior to joining CCU, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Catholic University of Chile, and a Masters degree in Economics and Business Administration from IESE, in Barcelona, Spain.

      Jorge Atton Palma,(53) Jorge Atton has served as Chief Executive Officer of Telefonica del Sur S.A. and Telefonica de Coyhaique S.A. since 1998. He is also currently Chairman of the Board of Telefonica del Sur Servicios Intermedios S.A, Telefonica del Sur Seguridad S.A, and Blue Two Chile S.A., all of which are subsidiaries of Telefonica del Sur. He is a member of the board of Compania de Telecomunicaciones Llanquihue S.A. During his career with Telefonica del Sur, he has been Operations Manager and Client Service Manager of Telefonica de Coyhaique. He received his degree in Electronic Engineering, specializing in telecommunications, from the Universidad de Concepcion, and a degree in Electronic Engineering from Universidad Austral de Chile.

      Tiberio Dall'Olio,(69) Tiberio Dall'Olio was named Chief Executive Officer of Madeco S.A. in October of 2002. He has a long career in the cable industry, having served as General Manager and CEO of Teleco Cable Italia (subsidiary of the Siemens Group of companies) between 1991 and 2000. Mr. Dall'Olio was General Manager and CEO of Madeco earlier in his career from 1980 to 1986. He also was General Manager and CEO of CCU between 1986 and 1990. Mr. Dall'Olio holds a degree in law from the Universidad de Padua in Italy.

B. Compensation

      Director Compensation

      For the year ended December 31, 2005, compensation paid to each of Quinenco's Directors in connection with their service on Quinenco and subsidiary boards was the following:

      Director                                          Total Compensation
      --------                                          ------------------
                                                   (in millions of constant Ch$)

      Guillermo Luksic ...........................            Ch$137
      Andronico Luksic ...........................               168
      Jean Paul Luksic ...........................                30
      Gonzalo Menendez ...........................               276
      Hernan Buchi ...............................                37
      Juan Andres Fontaine .......................                28
      Joaquin Errazuriz ..........................                20
      Vladimir Radic .............................                20
      Matko Koljatic .............................                34
                                                              ------
         Total ...................................            Ch$750
                                                              ======

      Executive Officer Compensation

      For the year ended December 31, 2005, the aggregate amount of compensation paid to officers and key executives of Quinenco, including bonuses, was Ch$2,816 million. For the year ended December 31, 2005 and prior years, Quinenco did not disclose to its shareholders or otherwise make publicly available information as to the compensation of its individual executive officers.

      Each executive officer receives a fixed monthly salary and benefit package. In addition, Quinenco may, at its discretion, compensate executive officers with an annual bonus, depending on individual performance and adherence to predefined goals.

      In addition, in accordance with approval granted by the Board of Directors on March 8, 2000, a long-term executive incentive plan was established by Quinenco in March 2000 for qualified executives. In accordance with this plan, shares of Quinenco and its principal operating companies were purchased by a group of qualified executives and each executive was offered a predetermined number of shares, approved in each case by the Board of Directors. Financing was provided by Quinenco through non-interest bearing loans to each executive, the total of which amounted to Ch$1,066 million as of December 31, 2005.

      The loans, which are expressed in Unidades de Fomento (UF), are repayable in annual installments beginning in 2003 and maturing in 2006. The individual shares are pledged as collateral during the loan period. At each installment date, the pledged shares may be delivered as full payment for such installment or the entire loan. To the extent that the value of the shares exceeds the loan value, the executive will be entitled to the difference as compensation. At this time, each of the participating executives determined to deliver shares in full payment for such loan installment or a combination of shares and money in full payment for the loan installment. The terms and conditions of the loans may not be modified and once an installment is paid, the loan may not be renewed. The last installment of the loans was paid in May 2006.

      Quinenco does not maintain any pension plans or retirement programs for its directors or executive officers.

C. Board Practices

      The current term of office for each director expires in April 2008. At the Annual Shareholders' Meeting held on April 28, 2005, the entire board was reelected for a new term of three years. There are no service contracts among Quinenco and any of the directors providing for any additional benefits upon termination of employment.

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

      (4) to examine the remuneration policies and compensation plans of Quinenco's principal officers and executives; and

      (5) all other matters contemplated in Quinenco's bylaws or entrusted to the Directors' Committee by a shareholders' meeting or the Board of Directors.

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

      The Directors' Committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in that director's favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there is an insufficient number of independent directors. Should there be more than three directors entitled to participate in the Directors' Committee, the Board of Directors shall elect the members of the Directors' Committee by unanimous vote. Should the Board fail to reach an agreement, the matter shall be decided by drawing. Quinenco's Directors' Committee is currently composed of Guillermo Luksic, Gonzalo Menendez and Matko Koljatic.

      The members of the Directors' Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking into consideration the duties that the Directors' Committee members shall perform. The remuneration of the members of Quinenco's Directors' Committee was UF25 per session in 2005.

      The shareholders shall determine the budget of the Directors' Committee and its advisors, and the Directors' Committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the Directors' Committee and its expenses, including those of its advisors, shall be included in the annual report and made known to the shareholders. The annual budget of Quinenco's Directors' Committee and its advisors was UF2,000 in 2005.

      Audit Committee

      Pursuant to NYSE Rule 303A.06, in 2005, Quinenco designated an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the additional requirements under NYSE Rule 303A. The Audit Committee is currently composed of Matko Koljatic.

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

D. Employees

      The following table sets forth the number of employees of Quinenco and its subsidiaries as of December 31, 2003, 2004 and 2005:

        2005                         Executives          Professional/Technical    Other Personnel      Total
                                     ----------          ----------------------    ---------------      -----
      Quinenco                            11                        14                    15               40
      Banco de Chile                     362                     5,269                 4,526           10,157
      Madeco                              49                       706                 2,103            2,858
      Telefonica del Sur                  30                       301                   161              492
      Other subsidiaries                  11                        52                    56              119
                                         ---                     -----                 -----           ------
      Total employees                    463                     6,342                 6,861           13,666
                                         ===                     =====                 =====           ======

        2004                         Executives          Professional/Technical    Other Personnel      Total
                                     ----------          ----------------------    ---------------      -----
      Quinenco                            12                        13                    15               40
      Banco de Chile                     318                     4,750                 4,297            9,365
      Madeco (1)                          47                       641                 2,080            2,768
      Telefonica del Sur                  30                       279                   194              503
      Other subsidiaries                  19                        69                    99              187
                                         ---                     -----                ------           ------
      Total employees                    426                     5,752                6,6,85           12,863
                                         ===                     =====                ======           ======

        2003                         Executives          Professional/Technical    Other Personnel      Total
                                     ----------          ----------------------    ---------------      -----
      Quinenco                            12                         15                    10              37
      Banco de Chile                     300                      4,515                 4,318           9,133
      Madeco (1)                          40                        291                 2,394           2,725
      Telefonica del Sur                  33                        276                   203             512
      Indalsa                             17                        129                   317             463
      Hoteles Carrera                      7                         52                   225             284
      Other subsidiaries                  14                         93                    41             148
                                         ---                      -----                 -----          ------
      Total employees                    423                      5,371                 7,508          13,302
                                         ===                      =====                 =====          ======

      (1) Does not include employees of Optel Ltda.

      In addition, at December 31, 2003, 2004 and 2005, CCU had 3,901, 3,876 and 4,317 employees, respectively.

      We believe that our subsidiaries maintain productive relationships with their employees' respective unions. Specific information regarding labor relationships of CCU, Madeco and Banco Chile is set forth below.

      At December 31, 2005, 2,058 employees of Banco de Chile were unionized. All management positions are held by non-union employees. Banco de Chile is party to four collective bargaining agreements (one of which was assumed as part of the merger with Banco Edwards) covering the unionized employees. These collective bargaining agreements were signed in December 2004 and expire in December 2008.

      At December 31, 2005, CCU's unionized employees in Chile represented approximately 56% of the total permanent workforce. During 2005, 2,034 employees renewed their collective contracts, all for a period of two years. In Argentina, CCU's unionized employees represented approximately 73% of the total workforce. Collective bargaining agreements in Argentina are carried out on an industry-wide basis.

      As of December 31, 2005, 66% of Telefonica del Sur's total workforce was represented by labor unions, which represent their members in collective bargaining negotiations. Approximately 9% of the workforce will renew their collective bargaining contracts in 2006 for a four year period expiring in 2009. Telefonica del Sur believes that its relationship with the labor unions representing its employees is generally good.

      43.7% of Madeco's total workforce was represented by 17 labor unions, which represent their members in collective bargaining negotiations as of December 31, 2005. Additionally, Madeco had a total of 264 temporary employees who were hired for specific time periods to satisfy short-term needs of the company. Madeco believes that its relationship with the labor unions representing its employees is generally good.

E. Share Ownership

      As of December 31, 2005, except as disclosed in "Item 7. Major Shareholders and Related Party Transactions - Principal Shareholders", none of Quinenco's directors or executive officers beneficially owned more than one percent of the outstanding stock. Excluding members of the Luksic Group, the directors and executive officers collectively held 0.2% of Quinenco's shares as of December 31, 2005. As of May 26, 2006, the percentage of shares collectively held by directors and executive officers was 0.1%.

      Other than the long-term incentive plan for qualified executives of Quinenco described in " - B. Compensation", Quinenco does not have any stock option or other programs involving employees in the capital of the company.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

      We are controlled by the Luksic Group, whose principal members are The Luksburg Foundation, Andronico Luksic Craig, Guillermo Luksic Craig and Jean-Paul Luksic Fontbona. Until his death in August 2005, the Luksic Group also included Andronico Luksic Abaroa, the father of Andronico Luksic Craig, Guillermo Luksic Craig and Jean-Paul Luksic Fontbona. As of the date of this Annual Report, certain members of the Luksic Group beneficially own 82.8% of the outstanding shares of common stock of Quinenco. Jean-Paul Luksic Fontbona does not directly or indirectly own any shares of Quinenco but exercises control through memberships on boards of directors and managing councils of Luksic Group companies.

      Control by the Luksic Group is exercised through the Luksic Group's control of Andsberg Inversiones Ltda., Ruana Copper A.G. Agencia Chile, Inversiones Orengo S.A., Inversiones Consolidadas S.A., Inversiones Salta S.A and Inmobiliaria e Inversiones Rio Claro S.A., which are the Luksic Group companies that hold shares of Quinenco. The Luksburg Foundation beneficially owns approximately 94.6% of the total equity interest in Andsberg Inversiones Limitada, 100% of the outstanding shares of common stock of Ruana Copper A.G. Agencia Chile and 97.3% of the common shares of Inversiones

Orengo S.A., entities which jointly hold approximately 56.0% of the outstanding shares of common stock of Quinenco.

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

      Quinenco's only outstanding voting securities are its shares of common stock. There was no significant change in the share ownership of Quinenco in 2003, 2004 or 2005. The following table sets forth certain information concerning ownership of the shares with respect to the Luksic Group's companies at December 31, 2005:

  Title of Class                Identity of Person or Group                       Amount Owned          Percent of Class
  --------------                ---------------------------                       ------------          ----------------
  Common Stock        Andsberg Inversiones Ltda..............................      364,163,159                33.7%
                      Ruana Copper A.G. Agencia Chile........................      240,938,000                22.3%
                      Inmobiliaria e Inversiones Rio Claro S.A...............      143,427,860                13.3%
                      Inversiones Consolidadas S.A...........................      125,427,859                11.6%
                      Inversiones Salta S.A. ................................       18,000,000                 1.7%

      In addition, the Fundacion Andronico Luksic A., a charity foundation, owned 1,348,247 shares of Quinenco equivalent to a 0.1% interest, and Inversiones Carahue S.A., a company owned by Paola Luksic Fontbona, owned 7,730 shares as of December 31, 2005. Davor and Andronico Luksic Lederer, sons of Andronico Luksic Craig, each own 128 shares of Quinenco.

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

      On September 2, 2003, Antofagasta announced its intention to transfer its interest in Quinenco's shares to a wholly-owned holding company, Andsberg Ltd. ("Andsberg"). Following shareholder approval on October 1, 2003, each ordinary shareholder of Antofagasta shares received one share of Andsberg for every share held of Antofagasta on the record date. In addition, shareholders were granted a share redemption right by Dolberg Finance Corporation Establishment, a company related to the Luksic Group, Quinenco's controlling shareholder, at a fixed price of US$1.11 per share. The Luksic Group's beneficial ownership in Quinenco did not change as a result of the transfer. On September 4, 2003, in an ordinary board meeting, Quinenco's Board of Directors approved to transfer the rights associated with the registrations rights agreement with Antofagasta to Andsberg.

      For information concerning the portion of Quinenco's common stock held in the United States, see "Item 9. The Offer and Listing".

B.  Related Party Transactions

      Article 89 of the Chilean Corporations Law, Law No.18.046, requires that a company's transactions with related parties be on terms similar to those of an arm's length transaction. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations. In addition, Articles 44 and 50 of the Chilean Corporations Law provide that any related party transaction, including any transaction in which a director has a personal interest or is acting on behalf of a third party may be executed only when such transaction is disclosed to the Directors' Committee and previously approved by the Board of Directors, and the terms of such transaction are similar to those of an arm's length transaction. If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of March 31, 2006, approximately US$68 thousand) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of March 31, 2005, approximately US$681 thousand) regardless of the size of the corporation.

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

      In the ordinary course of its business, we engage in a variety of transactions with affiliates of the Luksic Group. Financial information concerning these transactions during the last three years is set forth in Note 22 to our Consolidated Financial Statements. We believe that we have complied with the requirements of Chilean law in all transactions with related parties.

      Although Quinenco generally does not provide or receive long-term debt financing to or from other entities within the Luksic Group (except in connection with bank loans on arm's length terms in the ordinary course of business from Banco de Chile), it has occasionally in the past and may in the future advance funds and receive advances of funds from other companies under the common control of the Luksic Group when required to meet liquidity requirements. These loans have historically been made on an unsecured basis at market rates of interest and, in the case of loans made by Quinenco to affiliated companies, require the prior approval of the Directors' Committee and Quinenco's Board of Directors pursuant to the requirements of the Chilean Corporations Laws relating to open companies such as Quinenco. The outstanding amounts of such loans made by Quinenco to affiliated companies during the years ended December 31, 2003, 2004 and 2005 were not material to Quinenco, individually or in the aggregate. In addition, Quinenco has from time to time in the past made loans and advances to affiliated companies in the Luksic Group and to strategic investors and their affiliates to provide financing resources in connection with acquisitions of assets and other transactions. Such loans and advances have generally been made on a secured basis at market rates of interest. See Note 22 to our Consolidated Financial Statements.

      Quinenco also provides goods and services in commercial transactions in the ordinary course of business to affiliated companies in the Luksic Group. In connection with such transactions, Quinenco from time to time extends unsecured credit on terms substantially similar to those available to other customers purchasing goods and services in similar quantities.

      Except for the transactions described below, none of the transactions carried out during 2005 between Quinenco and related parties were deemed to have been material to the related party:

      1. Under its executive incentive plan established in 2000, Quinenco has made non-interest bearing loans to qualified executives in the amount of Ch$1,066 million as of December 31, 2005. For a description of the incentive plan, see "Item 6B. Executive Compensation".

      In June 2006, Quinenco made a secured loan of UF221,000 to its subsidiary Indalsa. Indalsa plans to use the proceeds from the loan to pay its outstanding debt with a Peruvian bank and fund its legal and other operating expenses in Peru. The loan was granted on an arms' length basis.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements".

Legal Proceedings

      Neither Quinenco nor any of its subsidiaries or affiliates in which Quinenco holds significant non-consolidated equity investments is party to any legal proceedings which are material to us, except as described below.

      Banco de Chile

      Banco de Chile and its subsidiaries are subject to claims and are parties to legal proceedings in the normal course of business.

      On November 30, 2005, Banco de Chile was served with a civil claim filed by Fundacion Presidente Allende, an entity organized in Spain, claiming compensatory damages in excess of US$7 million and punitive damages of US$100 million for harm allegedly suffered as a result of Banco de Chile's alleged assistance to former Chilean President Augusto Pinochet in concealing his assets. Although the bank intends to contest these claims, no assurances can be given about the outcome or timing of these claims.

      Beginning in September 2004, the OCC and the Federal Reserve conducted targeted examinations of Banco de Chile's New York and Miami branches, respectively, to evaluate, among other things, their compliance with the U.S. Bank Secrecy Act and other U.S. anti-money laundering requirements. As a result of their examinations, on February 1, 2005, Banco de Chile agreed to the issuance by the OCC of a consent order and the issuance by the Federal Reserve of a cease and desist order. Pursuant to these orders, the bank has instituted an action plan that includes the maintenance of programs geared towards strengthening its compliance with the Bank Secrecy Act and U.S. anti-money laundering laws.

      On October 12, 2005, Banco de Chile entered into agreements with the OCC, and separately with the Financial Crimes Enforcement Network, requiring a US$3 million civil penalty to resolve allegations related to the Bank Secrecy Act, anti-money laundering compliance and related matters.

      Telefonica del Sur

      Telefonica del Sur is involved in five lawsuits related to its normal course of business involving claims worth an aggregate of Ch$2,357 million. Telefonica del Sur has not made provisions to cover anticipated losses because it believes that the lawsuits will not result in significant losses.

      Madeco

      On March 31, 2005, Madeco, through its indirect subsidiary Madeco Brasil Ltda., signed an agreement with Corning International Corporation whereby it acquired, for a nominal price of one Brazilian real, Corning Inc.'s 50% holding in Optel. Madeco and Corning had previously filed arbitration claims before the American Arbitration Association with regard to their joint venture agreement in Optel.

      There are two lawsuits pending in Brazil, which were brought by the State Secretary of Finance (Rio de Janeiro) against the previous owner of Ficap, prior to Madeco's acquisition of Ficap in 1997. It is estimated that the total amount of the lawsuits involve approximately ThR$6,950. Madeco has a personal guarantee from the previous owner of Ficap to indemnify Madeco if the Brazilian subsidiary were to be affected by these legal actions.

      Madeco does not believe that the outcome of any of its outstanding litigation will have a material adverse effect on its financial condition or results of operations and has therefore not made any provisions in its financial statements.

      Indalsa Peru

      In March 2000, allegations were made by certain governmental authorities and private parties in Peru that Indalsa Peru representatives had acted improperly to obtain a judgment in their favor with respect to legal proceedings in 1998 arising out of a dispute between Indalsa Peru (ex-Lucchetti Peru) and the Municipality of Lima.

      In May 2001, criminal charges were filed before the Second Anti-Corruption Court of Lima against three Indalsa Peru representatives and Peruvian government officials, alleging influence peddling in connection with the matter described above. Between January 2006 and April 2006, The Peruvian Supreme Court (Corte Suprema de Justicia) dropped all charges against the three executives.

      In December 2002, Indalsa Peru presented a request for arbitration to the International Centre for Settlement of Investment Disputes ("ICSID") in Washington D.C. Indalsa Peru was seeking damages in connection with the loss of its investment in Peru, arguing that there was a lack of technical and legal justification for the Municipality to have adopted a resolution to close the plant.

      On January 6, 2003, Indalsa Peru received an order by an official of the Municipality of Chorrillos to immediately close the plant. Indalsa Peru proceeded to close the plant and liquidate its Peruvian assets.

      On February 7, 2005, the International Centre for Settlement of Investment Disputes (ICSID) ruled that it has no jurisdiction over arbitration proceedings between Indalsa Peru and the Republic of Peru.

      On June 6, 2005, Indalsa Peru filed a petition with ICSID to annul its earlier ruling and ICSID appointed an adhoc committee to review the case. On May 18, 2006, Indalsa Peru submitted an annulment petition and a hearing is scheduled for February 20, 2007.

      Dividend Policy

      A declaration of dividends is made to shareholders at a general ordinary meeting. A dividend declaration is based upon a proposal made by the Board of Directors. However, shareholders are not obligated to approve the board's recommendation. Quinenco's dividend policy is to distribute at least 30% of its annual net earnings as dividends. On April 27, 2006, a general ordinary meeting was held. At that time, it was proposed and accepted that a dividend payment of Ch$14.45 pesos corresponding to the distribution of 30.5% of 2005 net income be paid. The definitive dividend was paid on May 10, 2006.

B. Significant Changes

      See "Item 4. Information on Us - Developments During 2005" for certain developments in 2005.

Item 9. The Offer and Listing

A. and C. Offer and Listing Details and Markets

      Quinenco's common stock is traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaiso Stock Exchange, and since June 1997 has been quoted on the New York Stock Exchange (the "NYSE") in the form of American Depositary Shares. Quinenco conducted a preemptive rights offering and United States offering of American Depositary Shares ("ADSs") in June 1997 (the "Offerings"). Since the conclusion of the Offerings, the ADSs (each ADS representing 10 shares) have been traded in the United States on the NYSE under the symbol LQ. The ADSs are evidenced by American Depositary Receipts ("ADRs"). The ADRs are outstanding under an amended and restated Deposit Agreement, dated as of August 19, 2003 (the "Deposit Agreement"), among Quinenco, Bank of New York, as depositary (the "Depositary"), and the holders from time to time of ADRs issued thereunder. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

      Until August 19, 2003, the ADRs were outstanding under a Deposit Agreement, dated as of June 24, 1997, among Quinenco, Citibank N.A., as depositary, and the holders from time to time of ADRs issued thereunder.

      The table below shows, for the period indicated, the high and low closing prices in Chilean pesos of Quinenco's common stock on the Santiago Stock Exchange and the high and low closing prices of the ADS in U.S. dollars on the
NYSE:

                                    Santiago Stock Exchange(1)                    NYSE
                                    --------------------------                    ----
                                          Ch$ per Share                       US$ per ADS
  Annual                            High                  Low            High               Low
                                    ----                  ---            ----               ---
  2001 ......................       545                   347            8.00              5.48
  2002 ......................       490                   245            7.40              3.30
  2003 ......................       600                   325            9.50              4.51
  2004 ......................       729                   495           13.00              7.40
  2005 ......................

  2004
  1st Quarter ...............       592                   500            9.98              8.40
  2nd  Quarter ..............       560                   495            9.40              7.40
  3rd Quarter ...............       700                   525           11.50              8.20
  4th  Quarter ..............       729                   670           13.00             10.84

  2005
  1st Quarter ...............       730                   666           12.99             11.64
  2nd  Quarter ..............       710                   650           12.01             10.80
  3rd Quarter ...............       766                   670           14.00             11.10
  4th  Quarter ..............       745                   570           13.85             10.81

  2006
  1st Quarter ...............       675                   570           12.80             11.05
  January ...................       631                   570           12.01             11.05
  February ..................       651                   625           12.40             11.30
  March .....................       675                   650           12.80             11.89
  April .....................       670                   630           12.80             12.30
  May .......................       650                   590           12.55             11.05
  June (through June 8) .....       595                   567           11.00             10.75

----------
(1) Pesos per Share and U.S. dollar per share reflected nominal price at trade date.

(2) Shares began to trade on the Santiago Stock Exchange and the NYSE on June 25, 1997.

      At December 31, 2005, ADRs evidencing 4,505,579 ADSs were outstanding (equivalent to 45,055,790 shares, or 4.17% of the total number of issued shares. It is not practicable for Quinenco to determine the proportion of ADRs beneficially owned by U.S. persons. At December 31, 2005, the Luksic Group did not own ADRs of Quinenco.

      Madeco's shares are traded on the Chilean Stock Exchanges, and since 1993 have traded on the NYSE in the form of American Depositary Shares. CCU's shares are traded on the Chilean Stock Exchanges and between 1992 and March 1999 were quoted on the NASDAQ National Market in the form of American Depositary Shares. In March 1999, trading in CCU's American Depositary Shares moved to the NYSE. Until December 31, 2001, Banco Edwards's shares were traded on the Chilean Stock Exchanges, and starting in November 1995 were traded on the NYSE in the form of American Depositary Shares. On January 1, 2002, as a result of its merger with Banco de Chile, Banco Edwards shares were converted to Banco de Chile "F shares" and on March 21, 2002, following the distribution of Banco Edwards' 2001 net income, the "F shares were converted to Banco de Chile common shares. Banco de Chile's shares have been traded on the Chilean Stock Exchanges since November 1996 and on the NYSE since January 2002. Since the last quarter of 2002, Banco de Chile's shares have also been traded on the London Stock Exchange in the form of American Depositary Shares and on the Madrid Latibex Stock

Exchange as ordinary shares. The shares of Entel and Telefonica del Sur are traded on the Chilean Stock Exchanges. The shares of Habitaria are not publicly traded.

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

      History and Description

      The Santiago Stock Exchange was established in 1893. As of December 31, 2005, 245 companies had shares listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile's principal exchange, with transactions in 2005 which amounted to Ch$10,471,721 million. In Chile, shares may also be traded on the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange.

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

                                                    Annual                                      Percent         Percent
                                     Market        Trading         IGPA          IPSA          Change in       Change in
At or for the Year Ended        Capitalization      Volume      Index (1)      Index (1)    IGPA Index (2)   IPSA Index (2)
------------------------        --------------      ------      ---------      ---------    --------------   --------------
                                      (in US$ millions)
December 31, 2001 ............       56,857          4,111        201.30         394.72          8.01%           6.29%
December 31, 2002 ............       47,693          3,370        182.06         324.46         (9.56)%        (17.80)%
December 31, 2003 ............       86,344          7,547        263.28         476.66         44.61%          46.91%
December 31, 2004 ............      116,718         13,043        321.62         563.03         22.16%          18.12%
December 31, 2005 ............      136,326         20,433        318.69         593.94         (0.91)%          5.49%

----------
Source: Santiago Stock Exchange

(1)   Index base = 100 on December 31, 1980

(2)   In nominal peso terms.

      Volatility and Suspension of Trading

      The IPSA has increased at an average compounded annual rate of 13.18% for the period 2002 to 2005. During 2005, the IPSA increased by 5.49% in nominal peso terms. As the table above shows, swings in market performance are often significant and reflect the high level of volatility characteristic of the Chilean stock market.

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

      Liquidity

      The aggregate market value of equity securities listed on the Santiago Stock Exchange as of December 31, 2005 was US$136.3 billion. The ten largest companies in terms of market capitalization as of December 31, 2005 represented approximately 50% of that exchange's aggregate market capitalization and accounted for approximately 46% of total volume traded during 2004. Average monthly trading volume for 2005 was US$1,703 million. (Comparatively, the NYSE had an aggregate global market capitalization of approximately US$20.8 trillion at December 31, 2005, and average daily reported share volume of approximately
1.6 billion).

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

Item 10.  Additional Information

B. Memorandum and Articles of Association

      Pursuant to the requirements of the Chilean Corporations Law, and in accordance with Law Number 18,046, Quinenco's articles of incorporation and by-laws or estatutos have been registered with the Securities Register (Registro de Valores), under entry number 0594. As set forth in the Third Article of Quinenco's bylaws, its purposes include the acquisition, disposition and management of all manner of assets and investments in, among other things, industrial and financial activities.

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

      If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of March 31, 2005, approximately US$68 thousand) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of March 31, 2005, approximately US$681 thousand) regardless of the size of the corporation.

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

      For a description of Quinenco's share capital, including rights, preferences and restrictions thereto, See "Description of Share Capital" in the Registration Statement, Form F-1, filled with the Securities and Exchange Commission on June 6, 1997.

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

      A Foreign Investment Contract was entered into among the Central Bank, Quinenco and the Depositary pursuant to Article 47 of the Central Bank Act and Chapter XXVI. According to Chilean law, a contract is ruled by the law in effect at the time of the execution of the contract. Therefore, the Foreign Investment Contract entered into among the Central Bank of Chile, Quinenco and the Depositary is ruled by the foreign exchange regulations in force before April 19, 2001, among which is Chapter XXVI.

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

      Chapter XXVI provided that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of a certification by the Depositary or the Custodian, as the case might have been, that such Shares had been withdrawn in exchange for delivery of the pertinent ADRs and receipt of a waiver of the benefits of the Foreign Investment Contract with respect thereto (except in connection with the proposed sale of the Shares) until such Withdrawn Shares were redeposited. Chapter XXVI also provided that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by Quinenco to the Central Bank that a dividend payment had been made. The provision contained in Chapter XXVI that established that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by Quinenco to the Central Bank that any applicable tax had been withheld was eliminated on November 23, 2000.

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

      Quinenco's taxable income ...................................................     100
      First Category Tax (17% of Ch$100) ..........................................     (17)
                                                                                      -----
      Net distributable income ....................................................      83
                                                                                      -----
      Dividend distributed (30% of net distributable income) ......................    24.9
      Withholding Tax (35% of the sum of Ch$24.9 dividend plus Ch$5.1 First-
                  Category Tax paid) ..............................................   (10.5)
      Credit for 30% of First-Category Tax ........................................     5.1
                                                                                      -----
      Net additional tax withheld .................................................    (5.4)
                                                                                      -----
      Net dividend received .......................................................    19.5
                                                                                      -----
      Effective dividend withholding rate .........................................   21.69%
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

      Under Chilean income tax law, dividends generally are assumed to have been paid out of Quinenco's oldest retained profits for purposes of determining the level of First-Category Tax that was paid by Quinenco. For information as to Quinenco's retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 24 to our Consolidated Financial Statements. The effective rate of Withholding Tax to be imposed on dividends paid by Quinenco will vary depending upon the amount of First Category Tax paid by Quinenco on the earnings to which the dividends are attributed. The effective rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax was 15%, generally was 23.5%. For 2002, the First Category Tax rate was 16%, which resulted in an effective rate of Withholding Tax of 22.6%, and for 2003, the First Category Tax rate was 16.5%, resulting in an effective rate of Withholding Tax of 22.16% for the year. From 2004 onwards, the First Category Tax rate is 17%, which results in an effective rate of withholding tax of 21.69%.

      For dividends attributable to Quinenco's profits during years when the First-Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First-Category Tax is 10%, 15%, 16%, 16.5% or 17%, the effective overall combined tax rate imposed on Quinenco's distributed profits will be 35%.

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

      Gain recognized in the transfer of Shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the Shares are transferred in a local stock exchange, in other authorized stock exchanges (up to this date, the New York Stock Exchange, the London Stock Exchange and the Madrid Stock Exchange have been authorized for these purposes), or within the process of a public tender of shares governed by the Chilean Securities Market Act. The Shares must also have been acquired either in a stock exchange, within the referred process of a public tender of shares governed by the Chilean Securities Market Act, in an initial public offer of shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they (i) are registered in the Securities Registry, (ii) are registered in a Chilean Stock exchange, and (iii) have an adjusted presence equal to or above 25%. To calculate the adjusted presence of a particular Share, the aforementioned regulation states that, the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of UF200 (approximately US$6,800) within the previous 180 business days of the stock market, must be divided by 180, multiplied by 100, and expressed in a percentage value. The referred tax regime does not apply in case the transaction involves an amount of Shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred in the previous paragraph will apply, unless the sale complies with one of the following conditions: (i) the transfer is part of a tender offer governed by the Chilean Securities Market Act; or (ii) the transfer is done in a Chilean stock exchange, without substantially exceeding the market price.

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

United States Tax Considerations

      The following is a summary of certain United States federal income tax consequences of the ownership of Shares or ADSs by an investor that is a U.S. Holder (as defined below) that holds the Shares or ADSs as capital assets. This summary does not purport to address all material tax consequences of the ownership of Shares or ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of Quinenco, investors that hold Shares or ADSs as part of a straddle or a hedging or conversion transaction or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar), some of which may be subject to special rules. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations there under, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

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

      Cash Dividends and Other Distributions

      Under the United States federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (after reduction for any Chilean First-Category Tax that is credited against Chilean Withholding Tax, but before reduction for the net amount of Chilean Withholding
Tax) by Quinenco out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current law provides for a reduced tax rate (currently 15%) on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation". A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or its ADSs) are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. The ADSs are traded on the New York Stock Exchange. As a result, Quinenco may be treated as a qualified foreign corporation. However, if Quinenco is treated as a PFIC, as discussed below, it will not be a qualified foreign corporation. If Quinenco is a qualified foreign corporation, dividends paid to an individual U.S. Holder with respect to Shares or ADSs should, subject to generally applicable limitations, be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. Each U.S. Holder should consult its own tax adviser regarding the treatment of dividends. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

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

      In general, Quinenco will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held Quinenco's ADSs or Shares, either
(i) at least 75% of Quinenco's gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of Quinenco's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportional share of the assets of the other corporation, and as receiving directly its proportional share of the other corporation's income. If Quinenco is treated as a PFIC, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Shares or ADSs and (b) any "excess distribution" by Quinenco to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the Shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

      Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.

      If Quinenco is treated as a PFIC, a U.S. Holder may be able to make a mark-to-market election if Quinenco's stock is treated as regularly traded on a registered national securities exchange or other exchange to the extent permitted by the IRS. If the election is made, the PFIC rules described above will not apply. Instead, in general, the electing U.S. Holder will be required to include as ordinary income each year the excess, if any, of the fair market value of the Shares or ADSs at the end of the taxable year over the U.S. Holder's adjusted tax basis in the Shares or ADSs. The electing U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis in the Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). An electing U.S. Holder's tax basis in the Shares or ADSs will be adjusted to reflect any such income or loss amounts.

      Alternatively, a U.S. holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a "qualified electing fund" under section 1295 of the Internal Revenue Code. This option will not be available to U.S. Holders because Quinenco does not intend to comply with the requirements necessary to permit a U.S. Holder to make this election. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of holding Shares or ADSs if Quinenco is considered a passive foreign investment company in any taxable year.

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

H. Documents on Display

      All Company documents referred to in this Annual Report may be inspected at Quinenco's offices, located at Enrique Foster 20, 14th Floor, Las Condes, Santiago, Chile.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

      The following discussion about our risk management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

      We face material market risk exposures in four categories: interest rate risk, exchange rate risk, equity price risk and commodity price risk. None of the instruments, equity securities or commodities discussed below were entered into, acquired or held by us for trading purposes.

      Interest Rate Risk

      Of our long-term interest bearing debt at December 31, 2005, Ch$297,391 million was fixed rate and Ch$145,161 million was variable rate; 98.7% of our long-term interest bearing debt with fixed rate was indexed to the UF, 0.7% was indexed to foreign currencies and 0.6% to the dollar-denominated. Our long-term interest bearing debt with variable rates was 91.5% indexed to the UF, 2.3% was dollar-denominated and tied to the LIBOR, 5.5% was indexed to foreign currencies and 0.7% to the Chilean peso.

      The following table summarizes the debt obligations held by us at December 31, 2005. The table presents principal payments obligations in thousands of Chilean pesos categorized by maturity date and the related weighted-average interest rates. U.S. dollar-denominated liabilities and notional amounts have been converted to Chilean pesos based on the observed exchange rate of December 31, 2005, which was US$1.00 = Ch$512.50.

                                                     Expected Maturity Date
                         ----------------------------------------------------------------------------

  On Balance Sheet                                                                          2011 and                        Fair
Financial Instruments        2006         2007         2008          2009         2010     thereafter         Total         Value
---------------------        ----         ----         ----          ----         ----     ----------         -----         -----
                                                        (in thousands)
LONG-TERM DEBT

Fixed rate

US$-denominated     Ch$        1,905    1,836,871       95,478       11,767           --            --      1,946,021     1,946,021

Weighted average
  interest rate                 0.41%        1.85%        0.05%        0.41%          --            --           1.75%


UF-denominated      Ch$   22,355,063   18,468,368   18,711,786   55,605,926   52,158,494   126,106,447    293,406,084   274,114,866

Weighted average
  interest rate                 3.84%        3.84%        3.85%        3.47%        3.59%         4.52%          4.02%

Other-denominated   Ch$           --    2,039,153           --           --           --            --      2,039,153     2,039,153

Weighted average
  interest rate                   --        14.55%          --           --           --            --          14.55%

Sub-total           Ch$   22,356,968   22,344,392   18,807,264   55,617,693   52,158,494   126,106,447    297,391,258   278,100,040
                          ----------   ----------   ----------   ----------   ----------   -----------    -----------   -----------

Variable rate

US$-denominated     Ch$       33,408    3,331,250           --           --           --            --      3,364,658     3,364,658

Weighted average
  interest rate                 6.16%        6.16%          --           --           --            --           6.16%

UF-denominated      Ch$   10,169,467    9,939,939   27,508,943   26,723,413   20,799,626    37,618,011    132,759,399   128,688,737

Weighted average
  interest rate                 4.44%        4.39%        6.29%        6.29%         6.97%         7.06%         6.33%

Ch$-denominated     Ch$      261,709      749,542           --           --           --            --      1,011,251     1.011,251

Weighted average
  interest rate     Ch$         6.02%        6.02%          --           --           --            --           6.02%

Other-denominated   Ch$           --    2,139,937    5,885,348           --           --            --      8,025,285     8,025,285

Weighted average
  interest rate                   --        20.00%       20.00%          --           --            --          20.00%

Sub-total           Ch$   10,464,584   16,160,668   33,394,291   26,723,413   20,799,626    37,618,011    145,160,593   141,089,931
                          ----------   ----------   ----------   ----------   ----------   -----------    -----------   -----------

Total               Ch$   32,821,552   38,505,060   52,201,555   82,341,106   72,958,120   163,724,458    442,551,851   419,189,971
                          ==========   ==========   ==========   ==========   ==========   ===========    ===========   ===========

      Foreign Currency Exchange Rate Risk

      At December 31, 2005, approximately 3.9% of our short and long-term interest bearing debt of Ch$466,995 million was exposed to risk from exchange rate fluctuations between the Chilean peso and the U.S. dollar. As of December 31, 2005, we had entered into 90 day forward contracts for Ch$6,267 million (equivalent to US$12.2 million) to limit the exposure to fluctuations between the Chilean peso and the U.S. dollar. As of the same date, we had entered into swap contracts with maturities of 90 days to two years for Ch$8,247 million (equivalent to US$16.1 million) to limit the exposure between the U.S. dollar and the Brazilian real. In addition, certain liabilities are considered hedge instruments of investments abroad, in accordance with Technical Bulletin 64.

      The following table summarizes the debt obligations sensitive to foreign currency exchange rates held by us at December 31, 2005 by maturity date. The table presents principal payment obligations in thousands of Chilean pesos by maturity date. The U.S. dollar-denominated debt, which have been converted to Chilean pesos based on the observed exchange rate of December 31, 2005, was US$1.00 = Ch$512.50.

                                                     Expected Maturity Date
                               -------------------------------------------------------------------------
    On Balance Sheet
       Financial                                                                               2011 and
      Instruments               2006            2007         2008        2009         2010    thereafter     Total     Fair Value
      -----------               ----            ----         ----        ----         ----    ----------     -----     ----------
                                                       (in thousands)
US$-denominated          Ch$    13,069,365    5,168,121       95,478    11,767          --         --     18,344,731    18,344,731

Other currencies         Ch$     5,724,773    4,179,090    5,885,348        --          --         --     15,789,211    15,789,211
                         -----------------    ---------    ---------    ------                            ----------    ----------
Total                    Ch$    18,794,138    9,347,211    5,980,826    11,767          --         --     34,133,942    34,133,942
                         =================    =========    =========    ======                            ==========    ==========

      Equity Price Risk

      At December 31, 2005, the carrying value of our investments under the cost method was Ch$2,686 million. The market risk associated with these equity securities is the potential loss in fair value that would result from a decrease in their market price. As of December 31, 2005, a 10% decrease in the fair market value of these investments would not have a material impact on our results of operations.

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

During 2005, Madeco sold on a consolidated basis 85,700 tons of copper and 20,628 tons of aluminum. As of December 31, 2005, Madeco held inventories of copper of 16,280 tons with a fair value of Ch$36,241 million and aluminum of 7,449 tons with a fair value of Ch$8,887 million.

Item 12. Description of Securities Other than Equity Securities

      Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      Not applicable.

Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

      Not applicable.

Item 15. Controls and Procedures

      Quinenco's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have evaluated the effectiveness of Quinenco's "disclosure controls and procedures" (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)). These controls and procedures were designed to ensure that material information relating to Quinenco and its subsidiaries are communicated to the CEO and the CFO. Based on such evaluation, Quinenco's CEO and CFO concluded that, as of December 31, 2004, its disclosure controls and procedures were effective in timely alerting them to material information required to be included in periodic SEC reports. There have been no significant changes in Quinenco's internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

Item 16. (Reserved)

A. Audit Committee Financial Expert

      Pursuant to NYSE Rule 303A.06, Quinenco has an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A, including a financial expert.

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

C. Principal Accountant Fees and Services

      The aggregate fees billed by Ernst & Young Limitada, independent auditor, for professional services related to Quinenco and its intermediate holding companies in 2005 and 2004 were as follows:

                                                     2004           2005
                                                     ----           ----
                                                (in millions of historic Ch$)
           Audit Fees (1)                             960            844
           Tax Fees (2)                                53             15
           All Other Fees (3)                          45              5
                                                    -----            ---
           Total Fees                               1,058            864

(1) Provides aggregate fees billed for professional services rendered by Ernst & Young for the audit of Quinenco and its subsidiaries' separate annual financial statement filings required by each country's regulatory authorities and annual financial statement filings required by the United States Securities and Exchange Commission. Also included are aggregate fees billed in each of the last two fiscal years for assurance and related services by Ernst & Young, for the performance of the audit or review of Quinenco's financial statements, related to financial structure activities and other auditing related activities.

(2) Provides aggregate fees billed in each of the last two fiscal years for professional services rendered by external auditors for tax compliance, tax advice and tax planning.

(3) Provides aggregate fees billed in each of the last two fiscal years for products and services provided, other than the services reported in (1) and (2) above and which were approved by Quinenco's Board of Directors.

      Pre-approval by Audit Committee

      Quinenco's Audit Committee pre-approves all audit and non-audit services provided by the independent auditors, presently provided by Ernst & Young.

D. Exemptions from the Listing Standards for Audit Committees

      Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      Not applicable.

                                    PART III

Item 17. Financial Statements

      Not applicable.

Item 18. Financial Statements

      Reference is made to pages F-1 through F-117

Item 19. Exhibits

Index to the Consolidated Financial Statements

      Reports of Independent Registered Public Accounting Firms:

    Report of Ernst & Young.................................................................   F-2
    Report of Deloitte & Touche.............................................................   F-4
    Report of PricewaterhouseCoopers........................................................   F-5

Consolidated Financial Statements:
    Consolidated Balance Sheets at December 31, 2004 and 2005................................  F-6
    Consolidated Statements of Income for each of the three years in the
       Period ended December 31, 2005........................................................  F-7
    Consolidated Statements of Cash Flows for each of the three years in the
       Period ended December 31, 2005........................................................  F-8
    Notes to the Consolidated Financial Statements...........................................  F-10
Schedule 1 ..................................................................................  F-114

Index to Exhibits

Exhibit No.                             Exhibit
-----------                             -------

1.1 By-Laws of Quinenco S.A. (incorporated by reference from Quinenco S.A. Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001).

1.2 Amendment to the By-laws of Quinenco S.A. (incorporated by reference from Quinenco S.A. Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005).

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

12.1 Certification of Chief Executive Officer of Quinenco S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Chief Financial Officer of Quinenco S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of Chief Executive Officer of Quinenco S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of Chief Financial Officer of Quinenco S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 Banco de Chile's Financial Statements at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 (incorporated by reference from Item 18 of the Banco de Chile 2005 Annual Report on Form 20-F, filed on June 26, 2006).

15.2 Banco de Chile's Guide 3 Data (incorporated by reference from Item 4 "Information on Us - Selected Statistical Information" of the Banco de Chile 2005 Annual Report on Form 20-F, filed on June 26, 2006).

15.3 CCU's Financial Statements at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 (incorporated by reference from Item 18 of the CCU 2005 Annual Report on Form 20-F, filed on June 28, 2006).

                                    SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        QUINENCO S.A.


                                        By: /s/ Luis Fernando Antunez
                                           -------------------------------------

                                            Name: Luis Fernando Antunez
                                            Title: Authorized Representative

Dated: June 29, 2006

                         QUINENCO S.A. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 18. Financial Statements

                                                                                                                        Page
                                                                                                                        ----
Report of Independent Registered Public Accounting Firm:
      Report of Independent Registered Public Accounting Firm Ernst & Young Limitada................................     F-2
      Report of Independent Registered Public Accounting Firm PricewaterhouseCoopers................................     F-4
      Report of Independent Registered Public Accounting Firm Report of Deloitte & Touche...........................     F-5

Consolidated Financial Statements:
      Consolidated Balance Sheets as of December 31, 2004 and 2005..................................................     F-6
      Consolidated Statements of Income for each of the three years in the
         period ended December 31, 2005.............................................................................     F-7
      Consolidated Statements of Cash Flows for each of the three years in the
         period ended December 31, 2005.............................................................................     F-8
      Notes to the Consolidated Financial Statements................................................................     F-10

Schedule 1
      Condensed Financial Information of Quinenco S.A...............................................................     F-114

Ch$   - Chilean pesos
ThCh$ - Thousands of Chilean pesos
MCh$  - Millions of Chilean pesos
US$   - United States dollars
ThUS$ - Thousands of United States dollars
UF    - The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month's inflation rate (Note 2 b))

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Quinenco S.A.:

We have audited the accompanying consolidated balance sheets of Quinenco S.A. and subsidiaries (the "Company") as of December 31, 2004 and 2005 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement Schedule 1 - Condensed financial information. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule, based on our audits. We did not audit the consolidated financial statements of the subsidiary Madeco S.A. and subsidiaries for the year ended December 31, 2003, which statements reflect total revenues of ThCh$ 248,114,594 for the year ended. In addition, we did not audit the consolidated financial statements of Compania Cervecerias Unidas S.A.(a corporation in which the Company has a 30.8%, 30.8% and 32.1% indirect interest as of December 31, 2003, 2004 and 2005, respectively), which represented ThCh$ 94,801,460 and ThCh$ 97,693,683 of total assets as of December 31, 2004 and 2005, respectively, and accounted for ThCh$ 18,057,986, ThCh$ 14,490,418 and ThCh$ 15,281,895 of net
income for the years ended December 31, 2003, 2004 and 2005, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quinenco S.A. and subsidiaries as of December 31, 2004 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 27 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

ERNST & YOUNG LTDA.

Santiago, Chile February 24, 2006
(except for Notes 26 and 27 for which the date is June 21, 2006)

      REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      To the Board of Directors and Shareholders
      Compania Cervecerias Unidas S.A.

1 We have audited the accompanying consolidated balance sheets of Compania Cervecerias Unidas S.A. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2005, expressed in constant Chilean pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compania Cervecerias Unidas S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Chile.

4 As described in Note 1, the accompanying consolidated financial statements have been restated to reflect the effects of changes in the purchasing power of the Chilean peso on the Company's financial position and results of operations. Furthermore, the financial statements as of December 31, 2003 and 2004 and for the years then ended have been restated in terms of constant Chilean pesos of December 31, 2005 purchasing power.

5 Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.


      PRICEWATERHOUSECOOPERS

      Santiago, Chile
      June 22, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Madeco S.A.

We have audited the accompanying consolidated statements of operations and of cash flows of Madeco S.A. and subsidiaries (the "Company") for the year ended December 31, 2003 all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Madeco S.A. and subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for the year ended December 31, 2003 to the extent summarized in Note 32.


DELOITTE

Santiago, Chile
February 22, 2004, except for Note 32 as to which the date is June 24, 2004 and except for restatement to constant Chilean pesos as to which the date is June 8, 2006

                         QUINENCO S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

                                                                                         As of December 31,
                                                                     ---------------------------------------------------------
                                                                            2004                2005                 2005
                                                                     ----------------    -----------------    ----------------
                                                            Note                                                  (Note 2v)
Assets                                                                    ThCh$                    ThCh$             ThUS$
Current assets
Cash..................................................    2  (d)            4,297,671            5,787,088              11,292
Time deposits.........................................    5                14,286,050           24,123,185              47,070
Marketable securities.................................    6                   675,921            1,511,708               2,950
Accounts receivable, net..............................    7                75,408,885           78,975,080             154,098
Notes and accounts receivable from related companies..    22 (a)            9,473,634            5,207,554              10,161
Inventories, net......................................    8                74,407,562           75,135,351             146,606
Other current assets, net.............................    9                40,901,256           77,688,014             151,586
                                                                     ----------------    -----------------    ----------------
       Total current assets...........................                    219,450,979          268,427,980             523,763
                                                                     ----------------    -----------------    ----------------

Property, plant and equipment , net...................    10              284,221,552          257,480,738             502,401
                                                                     ----------------    -----------------    ----------------

Other assets
Long-term notes and accounts receivable from related
   companies..........................................    22 (b)              861,920            1,580,929               3,085
Investments in related and other companies............    11              531,980,365          519,695,293           1,014,040
Goodwill, net.........................................    12              313,317,268          283,696,470             553,554
Other non-current assets..............................    13               34,264,113           31,640,179              61,736
                                                                     ----------------    -----------------    ----------------
       Total other assets.............................                    880,423,666          836,612,871           1,632,415
                                                                     ----------------    -----------------    ----------------

       Total assets...................................                  1,384,096,197        1,362,521,589           2,658,579
                                                                     ================    =================    ================

Liabilities and Shareholders' Equity:
Current liabilities
Short-term bank loans.................................    14               24,498,398           24,443,092              47,694
Current portion of long-term liabilities..............    16               73,730,224           32,821,551              64,042
Accounts payable and supplier notes payable...........                     29,131,094           21,822,318              42,580
Notes and accounts payable to related companies.......    22 (c)              355,323              423,141                 826
Accrued expenses and other liabilities................    15 (a)           21,682,149           20,242,225              39,497
                                                                     ----------------    -----------------    ----------------
       Total current liabilities......................                    149,397,188           99,752,327             194,639
                                                                     ----------------    -----------------    ----------------

Long-term liabilities
Long-term debt........................................    16 (a)          203,963,491          163,470,102             318,966
Bonds payable.........................................    16 (b)          251,072,289          246,260,198             480,508
Notes and accounts payable to related companies.......    22 (d)                9,053                8,017                  16
Accrued expenses and other liabilities................    15 (b)            9,514,012            9,723,364              18,972
                                                                     ----------------    -----------------    ----------------
       Total long-term liabilities....................                    464,558,845          419,461,681             818,462
                                                                     ----------------    -----------------    ----------------

Minority interest.....................................    23              112,233,440          139,055,457             271,328
                                                                     ----------------    -----------------    ----------------

Commitments and contingencies.........................    20

Shareholders' Equity
 Common stock 1,079,740,079 shares authorized, issued
   and outstanding with no par value).................    18              487,721,867          487,721,867             951,652
Reserves..............................................    18            (17,009,016)          (5,701,739)            (11,125)
Retained earnings.....................................    18              187,193,873          222,231,996             433,623
                                                                     ----------------    -----------------    ----------------
       Total Shareholders' Equity.....................                    657,906,724          704,252,124           1,374,150
                                                                     ----------------    -----------------    ----------------

       Total Liabilities and Shareholders' Equity.....                  1,384,096,197        1,362,521,589           2,658,579
                                                                     ================    =================    ================

                 The accompanying notes 1 to 27 are an integral
                part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

                                                                                     Years ended December 31,
                                                              --------------------------------------------------------------------
                                                                    2003              2004             2005              2005
                                                              --------------    --------------   --------------     --------------
                                                      Note                                                             (Note 2v)
                                                                    ThCh$             ThCh$            ThCh$             ThUS$
Operating Results:
Net sales ........................................               379,501,213       396,281,486      421,967,509            823,351
Cost of sales ....................................              (302,670,572)     (321,297,567)    (344,925,253)          (673,025)
                                                              --------------    --------------   --------------     --------------

       Gross margin ..............................                76,830,641        74,983,919       77,042,256            150,326
Administrative and selling expenses ..............               (63,294,638)      (46,855,993)     (46,396,572)           (90,530)
                                                              --------------    --------------   --------------     --------------

       Operating income ..........................                13,536,003        28,127,926       30,645,684             59,796
                                                              --------------    --------------   --------------     --------------

Non-Operating Results:
Interest income ..................................                 3,109,688         2,032,154        3,046,382              5,944
Non-operating income .............................     21        126,925,715        75,481,399      104,405,590            203,718
Interest expense .................................               (37,370,784)      (29,756,835)     (28,846,231)           (56,285)
Non-operating expense ............................     21        (70,551,370)      (42,638,596)     (36,682,003)           (71,575)
Price-level restatement gain (loss), net .........      3          2,009,045          (369,852)      (4,344,718)            (8,477)
Foreign exchange differences gain (loss), net ....      4          1,045,317           309,615       (1,034,451)            (2,018)
                                                              --------------    --------------   --------------     --------------

       Non-operating results .....................                25,167,611         5,057,885       36,544,569             71,307
                                                              --------------    --------------   --------------     --------------

       Income before taxes .......................                38,703,614        33,185,811       67,190,253            131,103
Income taxes .....................................     17         (2,727,768)       (2,025,876)      (6,782,862)           (13,235)
                                                              --------------    --------------   --------------     --------------

       Income before minority interest ...........                35,975,846        31,159,935       60,407,391            117,868
 Minority interest ...............................     23          4,052,311        (6,966,523)      (9,327,865)           (18,201)
                                                              --------------    --------------   --------------     --------------

       Net income ................................                40,028,157        24,193,412       51,079,526             99,667
                                                              ==============    ==============   ==============     ==============

                 The accompanying notes 1 to 27 are an integral
                part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

                                                                                            Years ended December 31,
                                                                         ----------------------------------------------------------
                                                                              2003           2004            2005           2005
                                                                         ------------    ------------    ------------    ----------
                                                                                                                          (Note 2v)
                                                                              ThCh$           ThCh$         ThCh$           ThUS$
Cash Flow From Operating Activities:
Collection from customers ............................................    433,333,746     485,927,202     521,077,333     1,016,736
Financial income receivable ..........................................      2,980,199       2,210,602       4,812,106         9,389
Other income received ................................................     81,135,630      57,596,157      71,641,957       139,789
Payments to suppliers and personnel ..................................   (392,823,050)   (441,661,478)   (469,194,863)     (915,502)
Interest paid ........................................................    (32,934,850)    (27,643,596)    (27,406,432)      (53,476)
Income taxes paid ....................................................     (1,593,441)     (1,901,661)     (3,365,584)       (6,567)
Other expenses .......................................................     (6,111,254)     (2,500,344)     (3,258,360)       (6,360)
Value added taxes (VAT) and other similar items paid .................    (15,131,358)    (12,114,096)    (10,071,383)      (19,651)
                                                                         ------------    ------------    ------------    ----------
     Net cash flow provided by operating activities ..................     68,855,622      59,912,786      84,234,774       164,358
                                                                         ------------    ------------    ------------    ----------

Cash Flow From Investing Activities:
Proceeds from sales of investments ...................................     21,665,744      41,507,720      71,795,204       140,088
Proceeds from sales of property, plant and equipment .................     16,733,899       4,362,501       6,176,178        12,051
Additions to property, plant and equipment ...........................    (12,905,117)    (19,799,969)    (18,703,426)      (36,494)
Investments in other companies .......................................       (203,012)    (52,550,972)    (10,577,011)      (20,638)
Investments in financial instruments .................................    (51,855,758)             --              --            --
(Increase)  decrease in accounts receivable from related companies ...       (799,439)     (5,041,970)      4,823,638         9,412
Other investing activities (net) .....................................     40,064,820        (615,215)     (1,624,927)       (3,171)
                                                                         ------------    ------------    ------------    ----------
     Net cash flow provided by (used in) investing activities ........     12,701,137     (32,137,905)     51,889,656       101,248
                                                                         ------------    ------------    ------------    ----------

Cash Flow From Financing Activities:
Borrowings from banks and others .....................................     45,378,298      54,791,357     114,114,308       222,662
Dividends paid .......................................................     (1,341,223)    (20,980,895)    (15,706,522)      (30,647)
Payments of loans ....................................................   (177,607,712)   (110,612,230)   (181,762,453)     (354,658)
Increase in bonds payable ............................................             --     153,998,655      46,710,168        91,142
Decrease in bonds payable ............................................    (34,348,374)    (87,587,250)    (73,399,245)     (143,218)
Capital increase in subsidiaries contributed by minority shareholders      47,585,839      10,538,809      29,509,703        57,580
Capital decrease .....................................................       (583,026)       (295,890)         (4,439)           (9)
Increase (decrease) in accounts payable to related companies .........     14,649,859     (42,107,714)             --            --
Other financing activities (net) .....................................        401,661        (669,751)       (530,991)       (1,036)
                                                                         ------------    ------------    ------------    ----------
     Net cash flow used by financing activities ......................   (105,864,678)    (42,924,909)    (81,069,471)     (158,184)
                                                                         ------------    ------------    ------------    ----------
       Net increase (decrease) in cash and cash equivalents ..........    (24,307,919)    (15,150,028)     55,054,959       107,422
                                                                         ------------    ------------    ------------    ----------
       Price-level restatement of cash and cash equivalents ..........    (15,735,692)       (687,060)     (3,590,321)       (7,006)
                                                                         ------------    ------------    ------------    ----------
       Cash and cash equivalents at beginning of year ................     99,837,761      59,794,150      43,957,062        85,770
                                                                         ------------    ------------    ------------    ----------
       Cash and cash equivalents at end of year ......................     59,794,150      43,957,062      95,421,700       186,186
                                                                         ============    ============    ============    ==========

Supplemental cash flow information:
Interest paid, net of amounts capitalized ............................    (32,934,850)    (27,643,596)    (27,406,432)      (53,476)
Income taxes paid ....................................................     (1,593,441)     (1,901,661)     (3,365,584)       (6,567)
Assets acquired under capital leases .................................        (23,881)       (120,831)             --            --

                 The accompanying notes 1 to 27 are an integral
                part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

                                                                                          Years ended December 31,
                                                                       ------------------------------------------------------------
                                                                            2003            2004           2005             2005
                                                                       ------------    ------------    ------------    ------------
                                                                                                                          (Note 2v)
                                                                           ThCh$           ThCh$            ThCh$           ThUS$
Reconciliation of net income (loss) for the year to net cash provided by operating activities
Net income .........................................................     40,028,157      24,193,412      51,079,526          99,667
Adjustments to reconcile net income to net cash provided by
   operating activities that do not represent cash flows:
Depreciation .......................................................     32,354,613      28,551,947      27,386,928          53,438
Amortization of goodwill, net ......................................     (3,640,697)     18,389,014      21,083,222          41,138
Minority interest ..................................................     (4,052,311)      6,966,523       9,327,865          18,201
Price-level restatement gain (loss), net ...........................     (2,009,045)        369,852       4,344,718           8,477
Foreign exchange differences gain (loss), net ......................     (1,045,317)       (309,615)      1,034,451           2,018
Losses on sales of property, plant and equipment ...................      3,108,426       1,214,275       1,383,165           2,699
Participation in earnings of investments under equity method, net ..    (60,949,203)    (60,573,710)    (71,806,226)       (140,110)
Dividends received from unconsolidated investments .................     79,167,366      50,817,603      69,240,520         135,103
(Gains) losses on sales of investments .............................         72,683      (4,360,934)    (23,712,429)        (46,268)
Write-offs and provisions ..........................................      9,427,623       7,271,594       2,943,816           5,744
Other ..............................................................     33,732,013       8,059,548       4,001,112           7,806
Decrease (increase) in accounts and notes receivable ...............    (20,590,002)     (6,491,551)     (7,919,725)        (15,453)
Decrease (increase) in inventories .................................      1,703,896     (18,286,524)     (2,472,389)         (4,824)
Decrease (increase) in other assets ................................    (58,869,135)      8,313,812     (18,848,715)        (36,778)
Increase in accounts and notes payable .............................     15,103,933       2,158,017       9,420,196          18,381
Increase (decrease) in other accrued and current liabilities .......      5,312,622      (6,370,477)      7,748,739          15,119
                                                                       ------------    ------------    ------------    ------------
     Net cash flow provided by operating activities ................     68,855,623      59,912,786      84,234,774         164,358
                                                                       ------------    ------------    ------------    ------------

                 The accompanying notes 1 to 27 are an integral
                part of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 1 - The Company

Quinenco S.A. and subsidiaries ("The Company") is a diversified company engaged in the industrial and financial services sectors primarily in Chile and the Southern Cone countries of South America. The Company has invested in four main sectors of the economy: financial services; food and beverage; telecommunications and manufacturing. In addition, Quinenco holds investments in the real estate development sector, among others.

As of December 31, 2005, The Company provides banking and other financial services through its unconsolidated investment in Banco de Chile formed by the merger between Banco de Chile and Banco de A. Edwards ("Banco Edwards"); is involved in the production and distribution of beer, soft drinks, mineral water, wine and pisco through an equity method investment in Compania Cervecerias Unidas S.A. ("CCU"); provides telecommunications services through its subsidiary, Compania Nacional de Telefonos, Telefonica del Sur S.A. ("Telefonica del Sur") and manufactures copper and aluminum products and consumer packaging products through its affiliate Madeco S.A. ("Madeco").

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

As of December 31, 2003, 2004 and 2005, Quinenco held a voting interest of 52.16%, 53.49% and 52.17% in Banco de Chile, respectively. Hereafter, interest will refer to the voting interest held, unless otherwise specified. Banco de Chile, a private Chilean bank with branches in New York and Miami, provides a range of services through its nationwide service network in Chile.

As of December 31, 2003, the Company owned 52.16% of the voting rights and was entitled to 29.15% of the dividend rights in the merged bank. In 2004, Banco de Chile repurchased 2.5% of its own shares in accordance with its share repurchase program. As a result, the Company's voting rights and dividend rights in Banco de Chile increased to 53.49% and 29.89%, respectively.

Between May and August of 2005, Banco de Chile resold the shares it had acquired in accordance with its share repurchase program in 2004. In addition, 2005, SM Chile offered Series E shareholders the opportunity to redeem their shares and receive in payment shares of Banco de Chile on a one-for-one basis. The Company exchanged 47,866,985 Series E shares for the same number of Banco de Chile shares. As of December 31, 2005, the Company's voting rights and dividend rights in Banco de Chile were 52.17% and 29.17%, respectively.

Food and Beverage. CCU, an equity method investee, is a diversified beverage company. It is the largest beer producer in Chile with an wide product offering of own domestic and international beer brands. It also produces and distributes own domestic brand soft drinks, PepsiCo and Schweppes Holdings Ltd. brand soft drinks and nectars, mineral water and pisco. CCU owns a majority interest in Vina San Pedro S.A. ("Vina San Pedro"), Chile's second-largest winery. In Argentina, CCU is the second-largest brewer where it produces and distributes domestic and international beer brands. CCU produces plastic bottles for use in its businesses.

Quinenco owns its interest in CCU through a 50% interest in Inversiones y Rentas S.A. ("IRSA"). IRSA is a joint venture formed in 1986 between Quinenco and the Schorghuber Group, German brewers of the Paulaner beer brand. On April 17, 2003, the Schorghuber Group announced that it had sold its interest in IRSA to Heineken Americas B.V. ("Heineken"), a Dutch brewer. As a result, Heineken is a 50% partner in IRSA. As of December 31, 2003 and

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 1 - The Company (continued)

2004, IRSA owned a 61.62% controlling interest in CCU. In 2005, IRSA purchased an additional 1.95% interest in CCU. As a result, IRSA's interest in CCU increased to 64.17%

Indalsa, formerly Empresa Lucchetti S.A., is a 99.07% owned consolidated subsidiary of the Company. Until March 31, 2004 it produced pasta, edible oil and packaged soups for the Chilean market. On this date, Indalsa sold its subsidiary, Lucchetti Chile S.A. ("Lucchetti Chile"), to Empresas Corpora Tresmontes S.A. ("Corpora Tresmontes") for ThCh$56,074,000 (historic pesos) less financial debt, generating a gain on sale of ThCh$4,216,298. The sale represented approximately 85% of Indalsa's consolidated net assets but did not include Indalsa's 50% interest in a chocolate and cookie maker acquired in January 2004, two real estate properties in Chile, deferred tax credits or its interest in Indalsa Peru S.A. ("Indalsa Peru", formerly Lucchetti Peru). Following the sale, Empresas Lucchetti S.A. changed its name to Industria Nacional de Alimentos S.A. on May 14, 2004.

Indalsa Peru produced pasta products in Peru until early 2003 when its plant was forcibly closed by the Peruvian authorities for alleged environmental violations. Since that date, Indalsa has been in the process of liquidating its assets in Peru in order to repay its bank loans and amounts due to suppliers and personnel. In accordance with accounting principles generally accepted in Chile, the Company made a provision against the entire investment and a part of the accounts receivable of Indalsa Peru amounting to a total of ThCh$30,678,486 (historic pesos) as of December 31, 2002.

In 2003, 2004 and 2005, Indalsa carried out capital increases. As a result, Quinenco's ownership interest in Indalsa was 95.91%, 97.02% and 99.07% as of December 31, 2003, 2004 and 2005, respectively.

Telecommunications. Telefonica del Sur, a consolidated subsidiary, provides local telephone service in Regions VIII, IX, X and XI of Chile. At December 31, 2005, Telefonica del Sur was a 73.67%-owned consolidated subsidiary of the Company. The Company's interest in Telefonica del Sur is held through a wholly-owned subsidiary, VTR S.A. ("VTR").

Telefonica del Sur is the principal provider of local telephone service in Regions X and XI. It is the second-largest provider of telephone services in the ninth region which includes the city of Temuco. It is the third-largest provider in the eighth region of the country. In addition to local telephone services, Telefonica del Sur is also a provider of nationwide domestic and international long distance telephone services, internet services and other non-regulated telecommunications services. Quinenco's economic interest in Telefonica del Sur was 73.56% at December 31, 2003 and 73.67% at December 31, 2004 and 2005.

Manufacturing. Madeco, a consolidated subsidiary, is a regional manufacturer of copper and aluminum based cable, brass mills products principally used in the telecommunications, construction, mining, energy and general industrial products sectors. Madeco is also a manufacturer of packaging for mass consumer products. Madeco has production facilities in Chile, Peru, Brazil and Argentina. In Brazil, Madeco owns a 100% interest in Ficap S.A. ("Ficap"), a manufacturer of copper and aluminum wire and cable products. As a result of the economic crisis in Argentina which culminated in 2001, Madeco closed its Argentine subsidiary, Decker-Indelqui S.A. ("Decker Indelqui"). Thereafter, it partially reopened its plant facilities for wire and cable and brass mills production. In Peru, Madeco owns Indeco S.A. ("Indeco"), a wire and cable manufacturer. Madeco's manufacturing activities of flexible product packaging are carried out through its subsidiaries in Chile and Argentina, Alusa S.A. ("Alusa") and Aluflex S.A. ("Aluflex").

During 2003 and 2004, Madeco increased its paid-in capital in several stages. Quinenco subscribed directly and indirectly for shares totaling ThCh$51,402,480, but did not participate proportionally in these capital increases. As of December 31, 2003, and 2004, Quinenco held a 55.22% and 51.23% interest in Madeco.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 1 - The Company (continued)

In November 2005, the Company exercised 50% of its preemptive rights in the capital increase of the subsidiary Madeco. As a consequence, the Company's ownership interest in Madeco decreased from 51.23% to 47.81%. Quinenco subscribed directly for shares totaling historic ThCh$13,672,058 (historic pesos).

As of December 31, 2003, 2004 and 2005, Quinenco held a 55.22%, 51.23% and 47.81% interest in Madeco, respectively.

Real Estate and Hotel Administration. Hoteles Carrera previously operated a chain of five hotels in Chile. At the end of 2003, it sold its main hotel located in Santiago to the Chilean government. Hoteles Carrera recognized a loss on the sale of Ch$4,831 million (historic pesos) associated with the disposal in 2003. In 2004, it did not renew the leases it had on three hotels it operated in the north of Chile. In 2005, Hotel Carrera divested its remaining hotel, Hotel Araucano in Concepcion, and recognized a loss on the sale of Ch$1,060 million (historic pesos). As of December 31, 2003 and 2004, Quinenco held an 89.95% interest in Hoteles Carrera. As of December 31, 2005, Quinenco's interest was 88.81%.

Quinenco owns a 50% equity method interest in Habitaria, a developer of residential real estate. Habitaria is a joint venture between the Company and Ferrovial Inmobiliaria Chile Ltda., a subsidiary of the Spanish company Ferrovial S.A.. Habitaria has developed real estate projects in Santiago and the fifth Region of Chile. As of December 31, 2005, it has no further plans to develop further real estate projects and is in the process of selling its remaining units of existing projects.

Note 2 - Summary of Significant Accounting Policies

a)    Basis of consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile, and specific guidelines issued by the Superintendency of Securities and Insurance ("SVS"), (collectively referred to as "Chilean GAAP")

The consolidated financial statements of Quinenco and its subsidiaries as of December 31, 2004 and 2005 include the accounts of companies in which the Parent Company holds a direct or indirect ownership of more than 50%. However, they do not include the financial statements of Banco de Chile, SM Chile, and Banchile Seguros de Vida S.A. ("Banchile"), because banking and insurance operations are generally not consolidated with non-financial businesses in Chile, primarily due to the dissimilarity of both the nature of the operations and the related accounting policies. The SVS has authorized the Company not to consolidate the financial statements of Banco de Chile, SM Chile and Banchile.

SM Chile's wholly-owned subsidiary, SAOS has significant liabilities (the "subordinated debt obligation") with the Chilean Central Bank in the amount of UF 52,666,687.87 (approximately ThCh$946,673,700) as of December 31, 2005. Under Chilean GAAP, as permitted by law, such liabilities are not included in SM Chile's financial statements. See note 11 for details.

In November 2005, the Company exercised 50% of its preemptive rights in the capital increase of the subsidiary Madeco. As a consequence, the Company ownership interest in Madeco decreased from 51.23% to 47.81%. In accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants ("BT 72") and clause 86 of the Chilean Corporations Law 18,046, the Parent Company continues to have effective control of the subsidiary by maintaining a majority of the Board of Directors, a situation which is not expected to change in the near future. Consequently, the financial statements of Madeco and subsidiaries have been included in the consolidated financial statements of Quinenco.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 2 - Summary of Significant Accounting Policies (continued)

Indalsa has not consolidated the subsidiary Indalsa Peru as of December 31, 2004 and 2005 as a result of the action taken by the Peruvian government as detailed in Note 20 b). This action resulted in the shut-down of the plant and the initiation of a process to liquidate its assets. This decision is based on the provisions of Technical Bulletin No. 64 of the Chilean Association of Accountants ("BT64") and SVS Resolution No.01642 dated March 11, 2003, which expressly authorized the non-consolidation of Indalsa Peru.

The consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005 include the following subsidiaries:

                                                                                        At December 31,
                                                                              -------------------------------
                                                                               2003         2004         2005
                                                                              -----        -----        -----
                                                                                %            %             %
Percentage of Direct and Indirect Ownership:

Indalsa (formerly Empresa Lucchetti) and subsidiaries...............          95.91        97.02        99.07
Telefonica del Sur and subsidiaries.................................          73.56        73.67        73.67
Madeco and subsidiaries.............................................          55.22        51.23        47.81
Hoteles Carrera.....................................................          89.95        89.95        88.81

All significant intercompany balances and transactions have been eliminated in the consolidation, as well as any unrealized gains or losses arising from such transactions. The participation of non-controlling shareholders in subsidiaries has been given effect in the consolidated financial statements under the caption Minority Interest.

The preparation of financial statements in conformity with Chilean GAAP, along with the reconciliation to generally accepted accounting principles in the United States of America ("US GAAP"), requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In addition, certain minor reclassifications have been made in the 2003 and 2004 amounts to conform to 2005 presentations.

b)    Price-level restatement

The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Association of Statistics, which was 1.0%, 2.5% and 3.6% for the years ended December 31, 2003, 2004 and 2005, respectively. The index is based on the "prior month rule"; pursuant to which the inflation adjustments are based on the Consumer Price Index at the close of the month preceding the close of the respective period of the transaction.

This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements for the years ended December 31, 2003 and 2004 and the amounts disclosed in the related footnotes have also been restated using the same index in terms of Chilean pesos of December 31, 2005 purchasing power.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 2 - Summary of Significant Accounting Policies (continued)

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

Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the CPI. The adjustments to the closing value of UF-denominated assets and liabilities are included in the Price-level restatement account in the Consolidated Statement of Income. Each UF was equivalent to Ch$16,920.00, Ch$17,317.05, and Ch$17,974.81 as of December 31,
2003, 2004 and 2005, respectively.

c)    Assets and liabilities in foreign currency

Balances in foreign currency included in the Consolidated Balance Sheets and detailed in Note 19 have been translated into Chilean pesos at the Observed Exchange Rates determined by the Central Bank of Chile in effect at each year end. The exchange rates as of December 31 2003, 2004 and 2005 of most relevant foreign currencies are as follows:

                                                                                        As of December 31,
                                                                               2003            2004             2005
                                                                          ------------     ------------     ------------
United States Dollar (US$) ..........................................     $     593.80     $     557.40     $     512.50
Argentinian Pesos (AR$) .............................................           201.97           187.36           169.42
Brazilian Reals (BR$) ...............................................           205.47           209.99           219.35

The net adjustment of assets and liabilities denominated in foreign currency is also detailed in Note 4.

d)    Cash and cash equivalents

The Company considers all short-term, highly liquid investment securities with remaining maturities of three months or less to be cash equivalents for the purposes of the Consolidated Statements of Cash Flows:

                                                                                        As of December 31,
                                                                          ----------------------------------------------
                                                                               2003            2004             2005
                                                                          ------------     ------------     ------------
                                                                              ThCh$            ThCh$            ThCh$
Cash ................................................................        6,759,081        4,297,671        5,787,088
Time deposits that are cash equivalents .............................       25,081,867       14,286,050       24,123,185
Mutual funds (Note 6) ...............................................        6,284,882          427,643        1,123,494
Securities purchased under agreements to resell that are cash
  equivalents (Note 9) ..............................................       21,668,320       24,945,698       64,387,933
                                                                          ------------     ------------     ------------
       Total ........................................................       59,794,150       43,957,062       95,421,700
                                                                          ============     ============     ============

e)    Time deposits and marketable securities

Time deposits are stated at cost plus interest and price-level restatement (indexation) accrued at each year-end.

Marketable securities are valued as follows:

Shares are stated at the lower of restated cost plus price-level restatement or market value of the portfolio at each year-end. Shares include the quoted shares of companies in which both the Company's shareholding is less than 10% of the investee's capital, and the Company does not exert significant influence over the investee.

Mutual funds are stated at market value at the end of each balance sheet date.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 2 - Summary of Significant Accounting Policies (continued)

f)    Accounts receivable

Accounts receivables are shown net of the allowance for doubtful accounts. Allowances are recorded at the end of each period based on specific identification and those balances considered to be of doubtful recovery based on the age of the receivable.

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

i)    Property, plant and equipment

Property, plant and equipment is stated at cost plus price-level restatement and include construction and financing costs incurred until the assets are in a condition to be used, applying the average cost of financing. Such costs exclude foreign exchange gains and losses that are included in the Consolidated Statements of Income.

Assets acquired under capital lease contracts are recorded at their present value, calculated using the contracted monthly installments plus the purchase option and using the interest rate implicit in the respective contract. The corresponding liability is shown net of deferred interest. Assets obtained under capital leases serve as collateral of the related liability until the Company decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

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

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 2 - Summary of Significant Accounting Policies (continued)

The estimated useful lives of the principal categories of property, plant and equipment are as follows:

                                                                Years
                                                               --------

Buildings and installations.............................       25 to 60
Machinery and equipment.................................       10 to 20
Telephone plant and equipment...........................       10 to 30
Other property, plant and equipment.....................       5 to 20

The revaluation from technical appraisals is being amortized over the remaining lives of the respective assets.

Depreciation of temporarily inactive property, plant and equipment is classified under other non-operating expenses in the consolidated Statement of Income.

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

Investments in majority-owned companies in the development stage are recorded using the equity method on the balance sheet, but the Company's share of the investee's results of operations during the development stage are taken to a reserve which forms part of Shareholders' equity.

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

l)    Goodwill and negative goodwill

Prior to January 1, 2004, goodwill arose from the excess of the purchase price of companies acquired over their net book value; negative goodwill arose when net book value exceeded the purchase price of companies acquired. Goodwill and negative goodwill are also accounted for in the purchase of investments accounted for by the equity method. Chilean GAAP also provides that goodwill and negative goodwill amortization may be accelerated if the proportional net income or net loss of the investee exceeds the respective straight-line amortization amount. Beginning January 1, 2004, the Company adopted Technical Bulletin No.72 of the Chilean Association of Accountants, which changes the basis for determining accounting for goodwill and negative goodwill generated in transactions after January 1, 2004, based on an allocation of the purchase price based on the fair value of the identifiable assets acquired and identifiable liabilities assumed. Both goodwill and negative goodwill are normally amortized over the maximum period of twenty years considering the expected period of return of the investments.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 2 - Summary of Significant Accounting Policies (continued)

m)    Other non-current assets

Other non-current assets correspond principally to long-term receivables, deferred income taxes, trademarks, capitalized bond issuance cost, fixed assets held-for-sale and slow movement inventories. Trademarks are presented at their price-level restated registration value, and are amortized over the period in which they are expected to benefit the Company, as established in Technical Bulletin No. 55 of the Chilean Association of Accountants.

n)    Bonds payable

Bonds payable include bonds that have been issued by the Company and its subsidiaries LQIF, Madeco and Telefonica del Sur. They are shown at their face value as of each year end. Accrued interest is included in current liabilities. Capitalized issuance costs and bond discounts are amortized over the term of the bonds using the straight-line method.

o)    Employee severance indemnities

Severance indemnities that subsidiaries have agreed to pay to their employees for years of service have been calculated on a present value basis (accrued cost of the benefit), considering the terms of the contracts, discount rates between 6% and 7% and the estimated remaining service period of each employee until retirement.

p)    Employee vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

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

Previously, deferred income taxes attributable to those temporary differences related to items that were treated differently for tax and accounting purposes were not recorded to the extent that they were considered to be offsetting and temporary in nature.

As a transitional provision, a contra asset or liability was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. The contra asset or liabilities, defined as "complementary accounts", are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax assets or liabilities relate.

r)    Revenue recognition

Revenue is recognized when goods are delivered to customers or the services are rendered. Unearned income related to sales that the Company has invoiced and collected in advance and is not recognized as revenue until the related goods are delivered.

The subsidiaries in the telecommunications sector follow a policy of recognizing revenues when the services are provided. They include an estimate of accrued traffic and service which are not billed as of the balance sheet date, based on a calculation of unbilled domestic and international calls and data transmission. The estimated related costs of services provided are shown under cost of sales.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 2 - Summary of Significant Accounting Policies (continued)

s)    Translation of foreign currency financial statements

In accordance with BT 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean operation and which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations are remeasured using the U.S. dollar as the functional currency and then translated into Chilean pesos at the year end exchange rate. Accordingly, the financial statements of the Company's subsidiaries in South America (principally Argentina, Brazil and Peru) are prepared in accordance with Chilean GAAP, with the exception of price-level restatement, which is not applied, and are then remeasured into U.S. dollars as follows:

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

On the Parent Company's books, price-level restatement based on Chilean inflation are applied to the beginning balance of the investment account and then the participation in the net income of the subsidiary (determined as described above) is recorded. The Parent Company then compares this value to its participation in the equity of the investee as remeasured into U.S. dollars, or in the case of Banco de Chile's branches which were already in U.S. dollars and translated into Chilean pesos at the prevailing rate as of the balance sheet date. The difference is recorded as an adjustment to the investment account with a corresponding adjustment to the Cumulative Translation Adjustment account in Shareholders' equity.

In addition, as permitted by BT64, the Company records the effect of foreign exchange adjustments arising from financial instruments that hedge the exposure of foreign investments. Accordingly, the excess of foreign exchange losses over related price-level restatement is also charged to the Cumulative Translation Adjustment account.

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

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 2 - Summary of Significant Accounting Policies (continued)

u)    Accumulated deficit during development stage

In accordance with Circular No.981 of the SVS, disbursements made during the organization and start-up stage that are not assignable to tangible or intangible assets are included in Shareholders' equity in the Balance Sheets under the caption Accumulated Deficit During Development Stage (see also Note 2 j)).

v)    Convenience translation to U.S. dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying Consolidated Financial Statements (except the footnotes) as of and for the year ended December 31, 2005 are presented solely for the convenience of the reader at the December 31, 2005 exchange rate of Ch$512.50 per US$1. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such rate or any other rate.

w)    Financial derivative instruments

The Company maintains forward foreign exchange contracts and foreign exchange swap contracts to cover the risks of fluctuation in exchange rates between the Chilean peso, U.S. dollar and Brazilian real. The Company enters into forward foreign exchange contracts to mitigate the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers and the purchase of supplies and raw materials and also to cover U.S. dollar denominated debt or deposits.

These derivative instruments are recorded in the balance sheet at fair value as other assets or liabilities, with a credit or charge to income, respectively.

x)    Compensations plans

Effective January 1, 2005, Madeco accounts for stock-based compensation plans in accordance with the International Financial Reporting Standard No. 2 Share-based payments, showing the effect of recording the fair value of the options granted as administrative and selling expenses on a straight-line basis over the period between the date of granting of these options to the date that these become vested.

With respect to compensation plans implemented prior to December 31, 2004, the Company did not record any effect at the time of granting the option and only recognized the eventual increase in capital once the respective options were exercised and the payment of the capital increase has been received in the amount represented by the option strike price. This accounting treatment was based on the provisions of International Accounting Standard No. 19, as Chilean GAAP had not established any rules on this subject.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 3 - Price-Level Restatement

The application of price-level restatement as described in Note 2 b) resulted in net (charges)/credits to income, the effect of which is summarized as follows:

                                                                                       Credit (charge) Year ended December 31,
                                                                                ---------------------------------------------------
                                                                                    2003                2004               2005
                                                                                -------------      -------------      -------------
                                                                                     ThCh$               ThCh$              ThCh$
Property, plant and equipment, net ........................................         2,842,764          5,182,495          6,978,135
Inventories, net ..........................................................         2,460,010            595,764            547,252
Other current assets ......................................................           193,366            435,314          1,393,606
Other assets ..............................................................        10,413,861         22,170,615         30,411,618
Other non-monetary liabilities ............................................        (1,278,379)        (3,084,036)        (4,509,017)
Shareholders' Equity, net .................................................        (6,695,437)       (16,240,620)       (22,329,182)
Income and expense accounts in terms of period-end constant
   Chilean pesos ..........................................................          (570,338)          (132,427)          (139,056)
Net adjustment of assets and liabilities indexed in UF ....................        (5,356,802)        (9,296,957)       (16,698,074)
                                                                                -------------      -------------      -------------
       Price-level restatement gain (loss), net ...........................         2,009,045           (369,852)        (4,344,718)
                                                                                =============      =============      =============

Note 4 - Foreign Exchange Differences

The application of foreign exchange differences as described in Note 2 c) resulted in net (charges)/credits to income, the effect of which is summarized as follows:

                                                                                       Credit (charge) Year ended December 31,
                                                                                ---------------------------------------------------
                                                                                    2003                2004               2005
                                                                                -------------      -------------      -------------
                                                                                     ThCh$               ThCh$              ThCh$
Cash and financial investment .............................................        (5,070,649)          (349,511)          (304,040)
Accounts receivable .......................................................         1,016,888           (636,389)          (369,403)
Notes and accounts receivable from related companies ......................                --                 --            (26,505)
Other assets ..............................................................        (1,586,877)           630,584           (289,803)
Bank loans ................................................................        16,491,021           (784,450)           460,273
Other liabilities .........................................................            45,648           (426,564)           267,573
Results from financial derivative contracts ...............................       (13,539,137)           811,440            212,923
Results from conversion, net ..............................................         3,688,423          1,064,505           (985,469)
                                                                                -------------      -------------      -------------
     Foreign exchange differences gain (loss), net ........................         1,045,317            309,615         (1,034,451)
                                                                                =============      =============      =============

Note 5 - Time Deposits

Time deposits are summarized as follows:

                                                                                                           As of December 31,
                                                                                                    --------------------------------
                                                                                                         2004               2005
                                                                                                    -------------      -------------
                                                                                                         ThCh$              ThCh$
Time deposits in UF ......................................................                              9,710,412         17,073,302
Time deposits in Chilean pesos ...........................................                                462,294          6,768,588
Time deposits in U.S. dollars ............................................                              4,113,344            187,167
Time deposits in other foreign currencies ................................                                     --             94,128
                                                                                                    -------------      -------------
       Total .............................................................                             14,286,050         24,123,185
                                                                                                    =============      =============

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 6 - Marketable Securities

Marketable securities are summarized as follows:

                                                                                As of December 31,
                                                                          ------------------------------
                                                                             2004                2005
                                                                          -----------        -----------
                                                                             ThCh$               ThCh$
Marketable equity securities ..................................               248,278            388,214
Mutual funds ..................................................               427,643          1,123,494
                                                                          -----------        -----------
       Total marketable securities ............................               675,921          1,511,708
                                                                          ===========        ===========

Note 7 - Accounts Receivable

a)    Accounts receivable are summarized as follows:

                                                                                As of December 31,
                                                                          ------------------------------
                                                                             2004                2005
                                                                          -----------        -----------
                                                                             ThCh$               ThCh$
Trade accounts receivable .....................................            72,598,467         76,400,838
Notes receivable ..............................................             8,772,169          6,346,656
Other accounts receivable .....................................             3,784,266          7,546,611
Allowance for doubtful accounts ...............................            (9,746,017)       (11,319,025)
                                                                          -----------        -----------
       Total ..................................................            75,408,885         78,975,080
                                                                          ===========        ===========

b) Changes in the allowance for doubtful accounts for the years ended December 31, 2003, 2004 and 2005 are as follows:

                                                                                As of December 31,
                                                                    -----------------------------------------------
                                                                        2003             2004              2005
                                                                    -----------      -----------        -----------
                                                                       ThCh$             ThCh$             ThCh$
Balance at beginning of year ..................................      15,378,717       15,438,399          9,746,017
Price-level restatement .......................................          (4,324)        (292,462)          (282,061)
Effect of devaluation of foreign currencies ...................        (190,352)        (260,385)          (649,747)
Reclassification from  non-current portion ....................              --               --          3,184,963
Charged to expenses ...........................................       2,925,248        1,268,297          2,288,009
Effect of sales subsidiaries ..................................              --         (571,857)                --
Release of provisions .........................................              --         (337,111)                --
Transfer to other long-term assets ............................              --       (1,551,269)                --
Write-offs ....................................................      (2,670,890)      (3,947,595)        (2,968,156)
                                                                    -----------      -----------        -----------
      Balance at end of year ..................................      15,438,399        9,746,017         11,319,025
                                                                    ===========      ===========        ===========

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 8 - Inventories

a)    Inventories are summarized as follows:

                                                                                            As of December 31,
                                                                                  ---------------------------------
                                                                                     2004                   2005
                                                                                  -----------           -----------
                                                                                     ThCh$                  ThCh$
Raw materials .........................................................            21,748,709            20,451,507
Finished goods ........................................................            19,996,178            27,077,621
Work-in-process .......................................................            17,666,556            16,048,966
Supplies ..............................................................             6,787,488             5,648,913
Other .................................................................             8,208,631             5,908,344
                                                                                  -----------           -----------
       Inventories, net ...............................................            74,407,562            75,135,351
                                                                                  ===========           ===========

Inventories are presented net of the allowance for obsolescence (ThCh$3,024,170 and ThCh$2,774,677 in 2004 and 2005, respectively).

b) Changes in the allowance for obsolescence for the year ended December 31, 2003, 2004 and 2005 are as follows:

                                                                                                As of December 31,
                                                                              -----------------------------------------------------
                                                                                  2003                2004                  2005
                                                                              -----------          -----------          -----------
                                                                                 ThCh$                 ThCh$                  ThCh$
Balance at beginning of year ........................................           4,898,898            4,415,689            3,024,170
Price level restatement .............................................             (48,637)             (18,640)            (105,087)
Foreign exchange rate differences ...................................             (76,520)             (60,061)             (45,020)
Transfer to long term other assets ..................................             427,900                   --                   --
Effect of sales of subsidiaries .....................................                  --             (375,838)                  --
Release of provisions ...............................................            (462,197)            (861,404)                  --
Charged to expenses .................................................             196,780                3,833               32,835
Write-offs ..........................................................            (520,535)             (79,409)            (132,221)
                                                                              -----------          -----------          -----------
      Balance at end of year ........................................           4,415,689            3,024,170            2,774,677
                                                                              ===========          ===========          ===========

Note 9 - Other Current Assets

Other current assets are summarized as follows:

                                                                                     As of December 31,
                                                                              -------------------------------
                                                                                  2004                2005
                                                                              -----------         -----------
                                                                                 ThCh$                 ThCh$
Securities purchased under agreements to resell .....................          24,945,698          64,387,933
Recoverable income taxes, net (see Note 17 a) .......................           5,278,495           3,915,268
Prepaid expenses ....................................................             969,049           1,072,449
Deferred income taxes, net (see Note 17 b) ) ........................           3,148,047           3,914,755
Property, plant and equipment held for sale, net ....................           4,968,553           2,913,535
Other ...............................................................           1,591,414           1,484,074
                                                                              -----------         -----------
       Total ........................................................          40,901,256          77,688,014
                                                                              ===========         ===========

Property, plant and equipment held for sale are recorded at their net realizable values. The adjustments to show such property, plant and equipment at their net realizable value amounted to ThCh$2,005,038 and ThCh$1,124,091 as of December 31, 2004 and 2005, respectively.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 10 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

                                                                                                         As of December 31,
                                                                                                 ----------------------------------
                                                                                                     2004                   2005
                                                                                                 -------------        -------------
                                                                                                     ThCh$                  ThCh$
Land .....................................................................................          15,460,113           14,305,584
                                                                                                 -------------        -------------
Buildings and infrastructure .............................................................         161,813,465          151,276,250
Accumulated depreciation .................................................................         (56,241,795)         (59,495,357)
                                                                                                 -------------        -------------
       Subtotal buildings and infrastructure, net ........................................         105,571,670           91,780,893
                                                                                                 -------------        -------------
Machinery and equipment ..................................................................         330,989,633          328,202,724
Accumulated depreciation .................................................................        (208,441,981)        (212,536,241)
                                                                                                 -------------        -------------
       Subtotal machinery and equipment, net .............................................         122,547,652          115,666,483
                                                                                                 -------------        -------------

Other property, plant and equipment:
Leased assets ............................................................................          18,613,251           18,523,770
Construction in progress .................................................................           1,303,825            2,042,563
Furniture and fixtures ...................................................................           7,911,328            7,542,510
Office equipment .........................................................................           3,675,992            6,806,283
Tools and others .........................................................................           2,169,617            3,720,703
Computer software ........................................................................           5,206,355            5,990,251
Computers ................................................................................             306,316              319,642
Materials and replacement parts ..........................................................           1,711,167              550,361
Other property, plant and equipment ......................................................           9,089,279            3,447,348
Accumulated depreciation .................................................................         (19,253,753)         (21,254,276)
                                                                                                 -------------        -------------
       Subtotal other property, plant and equipment, net .................................          30,733,377           27,689,155
                                                                                                 -------------        -------------

Revaluation from technical appraisals:
Land .....................................................................................           3,184,014            3,002,238
Buildings and infrastructure .............................................................           9,727,983            7,992,962
Machinery and equipment ..................................................................           2,209,271            2,193,943
Accumulated depreciation .................................................................          (5,212,528)          (5,150,520)
                                                                                                 -------------        -------------
       Subtotal revaluation from technical appraisals, net ...............................           9,908,740            8,038,623
                                                                                                 -------------        -------------
           Total property, plant and equipment, net ......................................         284,221,552          257,480,738
                                                                                                 =============        =============

Depreciation expense for the years ended December 31, are summarized as follows:

                                                                                               Year ended December 31,
                                                                                 ---------------------------------------------------
                                                                                     2003                2004                 2005
                                                                                 -----------         -----------         -----------
                                                                                    ThCh$                ThCh$               ThCh$
Operating expenses .....................................................          26,541,112          23,896,456          24,268,424
Administration and sales expenses ......................................           3,901,348           2,422,927           1,783,087
Non-Operating Expenses .................................................           1,912,153           2,232,564           1,335,417
                                                                                 -----------         -----------         -----------
           Total .......................................................          32,354,613          28,551,947          27,386,928
                                                                                 ===========         ===========         ===========

Depreciation expense included depreciation of the revaluation from technical appraisals of ThCh$535,729, ThCh$422,616 and ThCh$391,662 in 2003, 2004, and
2005, respectively.

The revaluation from technical appraisals is being amortized over the remaining lives of the respective assets.

No financing costs were capitalized during 2003, 2004 and 2005, respectively.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 11 - Investments in related and other companies

The carrying value of investments in related companies and other companies at cost are as follows:

                                                                                                            As of December 31,
                                                                                                   ---------------------------------
                                                                                                       2004                  2005
                                                                                                   ------------         ------------
                                                                                                       ThCh$                 ThCh$
Investments in related companies .........................................................          484,939,034          517,009,298
Investments in other companies at cost (1) ...............................................           47,041,331            2,685,995
                                                                                                   ------------         ------------
       Total .............................................................................          531,980,365          519,695,293
                                                                                                   ============         ============

(1) During 2005, the Company sold shares of Almacences Paris recording a gain on sale of ThCh$23,924,204.

a)    The carrying value of investments in related companies is as follows:

                                                                 Percentage owned           As of December 31,
                                                              ------------------------------------------------------
                                                               2004          2005         2004              2005
                                                              ------        ------     ------------     ------------
                                                                 %            %            ThCh$            ThCh$
Related Companies
IRSA (1) .............................................        50.00%        50.00%       96,578,342       98,049,510
Banco de Chile (2) ...................................        20.23%        20.30%      142,177,360      157,334,916
SM Chile series "A","B","D" and "E" (2) ..............        51.35%        52.83%      186,920,333      204,139,712
Entel S.A. ("Entel") .................................         5.69%         5.68%       36,707,416       28,154,159
Habitaria ............................................        50.00%        50.00%        4,509,583        3,213,562
Other ................................................       Various       Various       18,046,000       26,117,439
                                                                                       ------------     ------------
       Total .........................................                                  484,939,034      517,009,298
                                                                                       ============     ============

b) Proportional share of net income (losses) of equity method investment are as follows:

                                                                            Year ended December 31,
                                                             ------------------------------------------------------
Company                                                           2003                 2004                 2005
                                                             -------------        -------------        -------------
                                                                  ThCh$                ThCh$                ThCh$
Proportional share of net income
   IRSA (1) ..........................................          16,982,356           14,412,901           14,479,546
   Banco de Chile (2) ................................          28,031,280           32,804,889           36,684,189
   SM Chile series "A","B","D" and "E" (2) ...........          12,370,524           14,448,734           16,084,447
   Entel .............................................           3,625,307            2,792,254            4,039,920
   Other .............................................             575,218              821,188            2,245,901
                                                             -------------        -------------        -------------
       Subtotal ......................................          61,584,685           65,279,966           73,534,003
                                                             -------------        -------------        -------------
Proportional share of net loss
   Habitaria .........................................            (357,027)          (4,459,507)          (1,296,021)
   Other .............................................            (278,455)            (246,749)            (431,756)
                                                             -------------        -------------        -------------
       Subtotal ......................................            (635,482)          (4,706,256)          (1,727,777)
                                                             -------------        -------------        -------------
             Total ...................................          60,949,203           60,573,710           71,806,226
                                                             =============        =============        =============

(1) IRSA is a joint venture holding company through which the Company's ownership interest in CCU is held.

(2)   Financial Services

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 11 - Investments, (continued)

The voting rights and the economic interest in Banco de Chile held by Quinenco, directly and indirectly are summarized as follows:

                                                2003         2004         2005
                                                 %            %             %

Voting Rights                                  52.16        53.49         52.17
Economic Interest (1)                          29.15        29.89         29.17

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

Dividends received

The dividends received in 2003, related to income earned during 2002 and was based on the participation of the Company in Banco de Chile's total dividends, which at the time was 29.15%.

In March 2004, the Company received dividends related to income earned during 2003 for an amount of ThCh$40,607,846, based on the participation of the Company in Banco de Chile, which was 29.15%. In 2005, it received dividends of ThCh$47,637,734, equivalent to a 29.9% participation, related to the distribution of 2004 net income.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 11 - Investments (continued)

Entel

The Company accounts for this investment under the equity method as it exerts significant influence through Board of Director representation.

Indalsa Peru

Indalsa has not consolidated the subsidiary Indalsa Peru as of December 31, 2005 and 2004 as a result of action taken by Peruvian government as detailed in Note 20 b). This action resulted in the shut-down of the plant and the start of a process to liquidate its assets. This decision is based on the provisions of BT64 and Resolution No.01642 of the SVS dated March 11, 2003, which authorized the non-consolidation of Indalsa Peru. The Company has therefore used the equity method to account for this investment and based on the analysis that the Company has carried out, has recorded a provision for the full amount of the investment, leaving a balance of Ch$1. The Company's participation in Indalsa's net loss incurred during the year-ended December 31, 2004 and 2005 and the charge for impairment are included in non-operating expenses.

IRSA

IRSA is a joint-venture between the Company and Heineken in which both parties own 50%. As of December 31, 2004 and 2005, IRSA held a 61.62% and 64.17% interest in CCU, respectively. The increase in the participation in CCU is due to an additional purchase of 1.95% shares of CCU in 2005.

Note 12 - Goodwill

Goodwill and negative goodwill are summarized as follows:

                                                                                                  As of December 31,
                                                                                          ---------------------------------
                                                                                              2004                 2005
                                                                                          ------------         ------------
                                                                                              ThCh$               ThCh$
Goodwill .................................................................                 324,564,887          300,247,654
Negative goodwill ........................................................                 (11,247,619)         (16,551,184)
                                                                                          ------------         ------------
       Goodwill, net .....................................................                 313,317,268          283,696,470
                                                                                          ============         ============

Goodwill as of December 31 of each year arose from the purchase of the following investments:

                                                                                                  As of December 31,
                                                                                          ---------------------------------
Company                                                                                       2004                 2005
                                                                                          ------------         ------------
                                                                                             ThCh$                ThCh$
Banco de Chile and SM Chile Series B, D and E ............................                 296,849,751          278,657,387
Madeco and subsidiaries ..................................................                  26,475,608           20,433,376
Others ...................................................................                   1,239,528            1,156,891
                                                                                          ------------         ------------
       Total .............................................................                 324,564,887          300,247,654
                                                                                          ============         ============

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 12 - Goodwill (continued)

The amortization of goodwill is included in non-operating expense each year (ThCh$21,338,709, ThCh$21,312,769, ThCh$22,882,697 in 2003, 2004 and 2005
respectively).

Negative goodwill (net) as of December 31 of each year arose from the purchase of the following investments:

                                                                                        As of December 31,
                                                                               --------------------------------
Company                                                                            2004                2005
                                                                               ------------        ------------
                                                                                   ThCh$                ThCh$
Banco de Chile y SM Chile Series A ....................................             440,970           6,670,866
VTR and subsidiaries ..................................................           3,136,887           2,426,649
Madeco and subsidiaries ...............................................           4,152,586           4,418,304
Entel S.A. and subsidiaries ...........................................           2,328,665           2,162,222
Agricola El Penon S.A .................................................             688,349             409,515
Other .................................................................             500,162             463,628
                                                                               ------------        ------------
       Total ..........................................................          11,247,619          16,551,184
                                                                               ============        ============

The amortization of negative goodwill is included in non-operating income in each year (ThCh$24,979,406, ThCh$2,923,755, ThCh$1,799,475 in 2003, 2004 and
2005 respectively).

Note 13 - Other Non-Current Assets

Other non-current assets are summarized as follows:

                                                                                       As of December 31,
                                                                               --------------------------------
                                                                                   2004                 2005
                                                                               ------------        ------------
                                                                                   ThCh$                ThCh$
Long-term notes and account receivable ................................           3,233,366           2,125,088
Recoverable tax incentives in Argentina ...............................             516,882             337,014
Recoverable VAT in Indalsa Peru, VTR and Comatel S.A ..................           6,602,622             290,118
Intangibles, net ......................................................             333,609             369,281
Bond issuance costs and capitalized bond discounts ....................           6,148,204          11,836,704
Fixed assets held-for-sale ............................................           7,216,046           8,479,788
Promissory notes in judicial collection, net ..........................             463,220             788,556
Recoverable VAT in Argentina ..........................................             311,719             219,707
Deferred income taxes, net (see Note 17 b)) ...........................           8,855,197           6,429,090
Non-current inventories, net ..........................................             269,987             293,694
Other .................................................................             313,261             471,139
                                                                               ------------        ------------
       Total other non-current assets .................................          34,264,113          31,640,179
                                                                               ============        ============

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 14 - Short-Term Bank Loans

Short-term bank loans are summarized as follows:

                                                                                               As of December 31,
                                                                                        -------------------------------
                                                                                            2004               2005
                                                                                        ------------       ------------
                                                                                            ThCh$               ThCh$
Payable in:
United States dollars ...........................................................         11,166,612         13,034,052
Other foreign currencies ........................................................          5,789,755          5,724,773
Inflation-linked units (UFs) ....................................................              6,927             14,372
Chilean pesos (not indexed) .....................................................          7,535,104          5,669,895
                                                                                        ------------       ------------
       Total short-term bank loans ..............................................         24,498,398         24,443,092
                                                                                        ============       ============

                                                                                               As of December 31,
                                                                                        -------------------------------
                                                                                            2004               2005
                                                                                        ------------       ------------
                                                                                              %                  %
Year-end weighted average interest rates:
Loans in United States dollars ..................................................             4.08               5.26
Loans in other foreign currencies ...............................................            21.19              14.02
Loans in Chilean pesos (not inflation indexed) ..................................             4.63               6.78

Note 15 - Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities are summarized as follows:

a)    Current liabilities

                                                                                              As of December 31,
                                                                                        -------------------------------
                                                                                            2004               2005
                                                                                        ------------       ------------
                                                                                            ThCh$               ThCh$
Withholdings ....................................................................          3,136,634          2,603,333
Accrued employee vacation expenses ..............................................          2,498,160          2,596,819
Unearned revenues ...............................................................            370,974          1,703,293
Restructuring expenses ..........................................................          1,004,915            860,636
Provision for anticipated losses on construction contracts ......................             29,049                 --
Staff severance indemnities .....................................................          1,148,443          1,001,331
Remuneration and consulting services ............................................          2,755,260          3,228,123
Project expenses and suppliers ..................................................          2,291,042          2,703,181
Dividends payable ...............................................................            344,178            401,596
Employee benefits ...............................................................            373,416            142,223
Property, municipal and other taxes .............................................            577,566            842,447
Import and export costs .........................................................            156,366            136,073
Telephone access charges ........................................................          1,345,849          1,528,488
Effect of carrying derivative financial instruments at fair value ...............          1,093,257            227,015
Provisions for pending lawsuits .................................................          1,572,878            267,155
Provision for liquidation of Optel Ltda. (Brazil) ...............................            445,695                 --
Other ...........................................................................          2,538,467          2,000,512
                                                                                        ------------       ------------
       Total accrued expenses and other liabilities .............................         21,682,149         20,242,225
                                                                                        ============       ============

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 15 - Accrued and Other Liabilities (continued)

b)    Long-term liabilities

                                                                                                           As of December 31,
                                                                                                   ---------------------------------
                                                                                                       2004                  2005
                                                                                                   ------------         ------------
                                                                                                       ThCh$                 ThCh$
Provisions for contingencies .............................................................            5,159,168            6,210,616
Staff severance indemnities (1) ..........................................................            1,203,138            1,135,830
Provisions for pending lawsuits (Note 20) ................................................            1,661,791            1,559,720
Subsidiaries with accumulated deficits ...................................................              890,026              148,268
Other ....................................................................................              599,889              668,930
                                                                                                   ------------         ------------
       Total accrued expenses ............................................................            9,514,012            9,723,364
                                                                                                   ============         ============

(1) Madeco and Indalsa have entered into collective bargaining agreements with their employees, under which each employee is entitled to approximately one month's remuneration for each year of service, payable upon termination of employment. The long-term liability is stated at present value applying an annual discount rate of 7% considering the years remaining to retirement dates.

Note 16 - Long-Term Debt and Bonds Payable

a)    Long-term debt

Long-term debt is summarized as follows:

                                                                                                          As of December 31,
                                                                                                  ---------------------------------
                                                                                                      2004                  2005
                                                                                                  ------------         ------------
                                                                                                      ThCh$                 ThCh$
Long-term bank loans .....................................................................         237,564,975          173,622,268
Long-term accounts payable ...............................................................             943,589              410,074
Other long-term liabilities ..............................................................           7,791,624            6,614,915
                                                                                                  ------------         ------------
       Total .............................................................................         246,300,188          180,647,257
Less: Current portion (1) ................................................................         (42,336,697)         (17,177,155)
                                                                                                  ------------         ------------
       Long-term debt ....................................................................         203,963,491          163,470,102
                                                                                                  ============         ============

(1) The current portion of long-term debt is reflected on the balance sheet together with the short-term portion of bonds payable totaling ThCh$31,393,527 and ThCh$15,644,396,at December 31, 2004 and 2005,
       respectively.

                                                                                                       2004                 2005
                                                                                                  ------------         ------------
                                                                                                        %                    %
Percentage of debt denominated in foreign currencies .....................................                9.53%                9.38%
Percentage of debt denominated in local currency .........................................               90.47%               90.62%
                                                                                                  ------------         ------------
      Total ..............................................................................              100.00%              100.00%
                                                                                                  ============         ============

Year-end weighted average interest rates:

Long-term bank loans in United States dollars and others currencies ......................                4.57%               14.30%
Long-term bank loans in UF ...............................................................                2.54%                5.03%
Long-term accounts payable ...............................................................                4.16%                6.78%
Other long-term liabilities ..............................................................                2.27%                  --

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 16 - Long-Term Debt and Bonds Payable (continued)

b)    Bonds payable

Bonds have been issued by the following subsidiaries:

                                                                            Original
                                                                         issuance in UFs                As of December 31,
                                                                         ---------------        ----------------------------------
Subsidiary:                                                                                          2004                 2005
                                                                                                -------------        -------------
                                                                                                     ThCh$                ThCh$
Telefonica del Sur (1) .........................................               300,000              3,919,488                   --
Telefonica del Sur (2) .........................................               500,000              5,170,592                   --
Telefonica del Sur (3) .........................................               500,000              8,233,597            7,817,446
Telefonica del Sur (4) .........................................               400,000              2,403,456                   --
Telefonica del Sur (5) .........................................               600,000             10,815,547           10,784,886
Madeco (6) .....................................................             1,800,000             32,385,874           28,462,633
Quinenco (7) ...................................................             2,000,000             36,248,128           36,628,379
Quinenco (8) ...................................................             4,500,000             57,090,802                   --
Quinenco (9) ...................................................             2,700,000                     --           49,301,084
 LQIF (10) .....................................................             3,000,000             54,142,484           55,538,469
 LQIF (11) .....................................................             4,000,000             72,055,848           73,371,697
                                                                                                -------------        -------------
       Total ...................................................                                  282,465,816          261,904,594
Less: Current portion ..........................................                                  (31,393,527)         (15,644,396)
                                                                                                -------------        -------------
       Long-term portion .......................................                                  251,072,289          246,260,198
                                                                                                =============        =============

(1)   In March 1995, Telefonica del Sur issued bonds under the following terms:

Amount issued               :   UF300,000 composed of 300 Series D bonds of UF1,000 each.
Term                        :   Twenty-one years (three years of grace and eighteen years of principal repayment).
Principal amortization      :   Thirty-six equal semi-annual installments starting June 1, 1998. As of
                                December 31, 2005, the entirety of this obligation has been paid.
Interest rate               :   5.8% real annual rate, calculated and paid semi-annually on the outstanding UF-denominated principal.
Advance redemption          :   Telefonica del Sur has the right to redeem the entire bond issue on any coupon payment date after June 1, 2000.

(2)   In May 1997, Telefonica del Sur issued bonds under the following terms:

Amount issued               :   UF500,000 composed of 500 Series E bonds of UF1,000 each,
Term                        :   Twelve years (three years of grace and nine years of principal repayment).
Principal amortization      :   Eighteen equal semi-annual installments starting August 1, 2000.
                                As of December 31, 2005, the entirety of this obligation has been paid.
Interest rate               :   5.8% real annual rate, calculated and paid semi-annually on the outstanding
                                UF-denominated principal.
Advance redemption          :   Telefonica del Sur has the right to redeem the entire bond issue on any coupon payment date after August 1, 2000.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 16 - Long-Term Debt and Bonds Payable (continued)

(3)   In May 1997, Telefonica del Sur issued bonds under the following terms:

Amount issued               :     UF500,000 composed of 500 Series F bonds of UF1,000 each.
Term                        :     Twenty-one years (five years of grace and sixteen years of principal repayment).
Principal amortization      :     Thirty-two equal semi-annual installments starting August 1, 2002. As of December
                                  31, 2005, seven principal installments amounting to UF 75,000 have been paid.
Interest rate               :     5.8% real annual rate, calculated and paid semi-annually on the outstanding
                                  UF-denominated principal.
Advance redemption          :     Telefonica del Sur has the right to redeem the entire bond issue on any coupon payment date after August 1, 2002.

(4)   In April 2001, Telefonica del Sur issued bonds under the following terms:

Amount issued               :     UF400,000 composed of 200 Series G1 bonds of UF 500 each and 60 Series G2 bonds of UF5,000 each.
Term                        :     Five years (two years of grace and three years of principal repayment).
Principal amortization      :     Six equal semi-annual payments starting June 1, 2003. As of December 31, 2005, the entirety of this obligation has been paid.
Interest rate               :     6.00% real annual rate calculated and paid semi-annually on the outstanding
                                  UF-denominated principal.

(5)   In April 2001, Telefonica del Sur issued bonds under the following terms:

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

(6)   In December, 2004, Madeco issued bonds under the following terms:

Amount issued               :     UF1,800,000 composed of 360 Series D bonds of UF5,000 each.
Term                        :     Seven years (fourteen semi-annual installments of principal repayment).
Principal amortization      :     Fourteen semi-annual installments starting June 10, 2005. As of December 31, 2005, one principal installment amounting to UF 221,076 has been paid.
Interest rate               :     5.00% real annual rate calculated and paid semi-annually on the outstanding
                                  UF-denominated principal.

(7) In July 2005, Quinenco carried out a modification of existing bonds under the following terms:

Amount issued               :     UF2,000,000 composed of 180 Series A1 bonds of UF10,000 each and 200 Series A2 bonds of UF1,000 each.
Terms                       :     Twenty-one years (five years of grace and sixteen years of principal repayment).
Principal amortization      :     Twenty-one equal annual payments starting July 21, 2011.
Interest rate               :     4.17% real annual rate calculated and paid annually on the outstanding
                                  UF-denominated principal.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 16 - Long-Term Debt and Bonds Payable (continued)

(8)   In April 2001, Quinenco issued bonds under the following terms:

Amount issued             :     UF4,500,000 composed of 400 Series B1 bonds of UF10,000 each and 500 Series B2 bonds of UF1,000 each.
Terms                     :     Eight years (three years of grace and five years of principal repayment).
Principal amortization    :     Ten equal semi-annual payments starting October 30, 2003. As of December 31,
                                2005, the entirety of this obligation has been paid.
Interest rate             :     6.20% real annual rate calculated and paid semi-annually on the outstanding
                                UF-denominated principal.

(9)   In October 2005, Quinenco issued bonds under the following terms:

Amount issued             :     UF2,7000,000 composed of 2,700 Series D bonds of UF1,000 each.
Terms                     :     Eight years (eight years of principal repayment).
Principal amortization    :     Eight equal annual payments starting July 21, 2006.
Interest rate             :     3.50% real annual rate calculated and paid annually on the outstanding
                                UF-denominated principal.

(10)  In October 2004, LQIF issued bonds under the following terms:

Amount issued             :     UF3,000,000 composed of 6,000 Series B bonds of UF500 each.
Terms                     :     Twenty years and six month (5.5 years of grace and fifteen years of principal repayment).
Principal amortization    :     Fifteen equal annual payments starting May 15, 2011.
Interest rate             :     4.75% real annual rate calculated and paid semi-annually on the outstanding
                                UF-denominated principal.

(11)  In October 2004, LQIF issued bonds under the following terms:

Amount issued             :     UF4,000,000 composed of 8,000 Series A bonds of UF500 each.
Terms                     :     five years and six months (3.5 years of grace and two years of principal repayment).
Principal amortization    :     Two equal annual payments starting May 15, 2009.
Interest rate             :     3.25% real annual rate calculated and paid semi-annually on the outstanding
                                UF-denominated principal.

c) The scheduled principal payments on long-term debt and bonds payable at December 31, 2005 are summarized as follows:

                                                                     At December 31, 2005
                                                                     --------------------
                                                                              ThCh$
Principal payments during the fiscal years ending December 31,
2007.............................................................            56,206,234
2008.............................................................            52,069,338
2009.............................................................            82,341,113
2010.............................................................            69,722,641
2011 and thereafter..............................................           149,390,974
                                                                         --------------
       Total.....................................................           409,730,300
                                                                         ==============

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 16 - Long-Term Debt and Bonds Payable (continued)

Long-term debt and bonds payable, including the current portion, are payable in the following currencies:

                                                                             At December 31,
                                                                    ------------------------------
                                                                        2004               2005
                                                                    -----------        -----------
                                                                        ThCh$              ThCh$
United States dollars ......................................         18,974,943          5,310,679
Inflation linked-units (UF's) ..............................        506,254,161        426,165,483
Chilean pesos (not indexed) ................................          1,519,363          1,011,251
Other currencies (1) .......................................          2,017,537         10,064,438
                                                                    -----------        -----------
       Total ...............................................        528,766,004        442,551,851
                                                                    ===========        ===========

(1) Other currencies include Peruvian Sols, Argentine Pesos, Brazilian Reals and Euros.

d) Financial covenants

Quinenco and its group companies were in compliance with their financial covenants related to current bond issuances and bank loan agreements as of December 31, 2005.

   d-1) Quinenco is subject to certain financial covenants, which as of December 31, 2005, are as follows:

      o Maintain a ratio of unencumbered assets at book value to unsecured debt of at least 1.3:1.

      o Unconsolidated financial debt to total capitalization ratio no greater than 0.45:1.

      o Consolidated financial debt to total capitalization ratio no greater than 0.6:1.

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

      o Leverage (liabilities/shareholders' equity) no greater than 1.5:1 on both an unconsolidated and consolidated basis.

      o     Minimum shareholders' equity of UF2 million.

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

            Until LQIF has repaid the total principal and interest on the bonds in circulation to bondholders, and effective starting with its financial statements as of June 30, 2004, LQIF must maintain a debt to asset ratio no greater than 0.50:1, as measured in its quarterly unconsolidated financial statements. Starting September 30, 2004, LQIF must maintain a debt to asset ratio no greater than 0.40:1 in its quarterly unconsolidated financial statements.

            For the three month period prior to the annual payment of its bond coupons, LQIF must maintain a liquid reserve greater than or equal to the amount to be paid to the bondholders on the installment date.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 16 - Long-Term Debt and Bonds Payable (continued)

  d-4) Madeco is subject to certain financial covenants and restrictions as of December 31, 2005, the most restrictive of which are :

      Bonds Series D:

      o     Maintain a current ratio of at least 1.0:1.

      o     Minimum shareholders' equity equivalent to UF 7 million.

      o Debt to equity ratio (third-party liabilities/Shareholder's equity plus Minority interest) may not exceed 1.8:1.

      o Unencumbered assets to be at least 1.2 times the total amount of bonds outstanding.

      o Quinenco must remain as the controlling entity of Madeco, with a direct or indirect shareholding of at least 40%, in accordance with clause 97 of the Capital Markets Law, notwithstanding that Quinenco must at all times directly hold at least 35% of the shares.

Bank loans:

On September 5, 2005, Madeco prepaid all of its rescheduled loans signed with creditor banks on December 18, 2002. The prepayment was financed with the proceeds of a short-term loan from Banco Bilbao Vizcaya Argentaria Chile. While this loan remains outstanding, Madeco must comply with the following restrictions:

Covenants:

      (1) Maintain ownership of the following subsidiaries and their essential assets: Alusa, Indalum, Ficap and Indeco.

      (2) Madeco must grant an exclusive mandate to Banco Bilbao Vizcaya Argentaria Chile. To structure the refinancing of the loan under current market conditions should it not be able to repay the balance of the loan at its maturity date on June 30, 2006.

Negative covenants:

      a) Madeco may not enter into contracts to liquidate, dissolve or divide its businesses without the prior consent of the bank.

      b) Madeco may not significantly alter the nature of its principal businesses.

      c) Madeco may not grant real guarantees to present or future creditors which would weaken the bank's position with respect to those creditors.

On December 5, 2005, Madeco repaid part of the loan granted by Banco Bilbao Vizcaya Argentaria and on the same date the contract was redenominated in Chilean pesos (previously the loan was denominated in UF). As of December 31, 2005, the debt outstanding with Banco Bilbao Vizcaya Argentaria was ThCh$7,932,485.

      o The indirect subsidiary Alusa maintains a syndicated loan with Banco de Chile and Banco Estado for UF300,000 as of December 31, 2005, for which it must comply with the following covenants:

            o Maintain the following financial indicators based on its consolidated and unconsolidated financial statements: leverage (liabilities to shareholders' equity) not to exceed 0.75:1 (equity for these purposes being net of intangible assets and technical appraisals of assets).

            o     Minimum shareholders' equity of UF1,765,000.

            o In the event of the disposal of the real estate properties located at Avda. Vicuna Mackenna 2935 and 2585, Alusa must use at least 35% of the proceeds to prepay on a prorata basis, the participant banks in the syndicated loan.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 16 - Long-Term Debt and Bonds Payable (continued)

      o Alusa may not encumber its assets or give guarantees to creditors other than to the participant banks, without their prior written consent, unless such security is also granted in favor of the participant banks on the same terms and conditions and with equal degree of preference as to other creditors. Excluded from this prohibition is the collateral given by Alusa over assets it acquires in the future in order to cover the financing obtained for their acquisition.

      o No accounts receivable with its Argentine subsidiary, Aluflex relating to non-business operations, except with the prior written consent of the participant banks. Business-related accounts receivable with Aluflex, may not exceed US$600,000 except with the prior written consent of the participant banks.

            With respect to export advances made by Banco Security of UF163,000:

      o In order to guarantee the credits obtained, Alusa should ensure that Madeco remains the direct or indirect owner of at least 50.1% of the capital with voting rights of Alusa during the term of the credits.

      o Alusa was in compliance with all of these covenants as of December 31, 2005.

Note 17 - Income Taxes and Other Taxes

a)    Income taxes payable and receivable

Income taxes payable are summarized as follows:

                                                                                                          As of December 31,
                                                                                                  ---------------------------------
                                                                                                      2004                  2005
                                                                                                  ------------         ------------
                                                                                                      ThCh$                 ThCh$
Income taxes payable .....................................................................          (2,808,678)          (7,703,830)
Monthly income tax installments ..........................................................           1,868,602            2,186,272
Other credits against taxes ..............................................................           4,534,336            5,683,512
Others tax recoverable ...................................................................           1,684,235            3,749,314
                                                                                                  ------------         ------------
       Recoverable income taxes, net  (Note 9) ...........................................           5,278,495            3,915,268
                                                                                                  ============         ============

The income tax liability has been determined for each legal entity included in the consolidated financial statements based on enacted tax laws in each country in which the Company operates. The net credit (charge) to the results of operations for each year is summarized as follows:

                                                                                                  As of December 31,
                                                                                    -----------------------------------------------
                                                                                        2003              2004              2005
                                                                                    -----------       -----------       -----------
                                                                                        ThCh$             ThCh$             ThCh$
Current year provision for income tax ........................................       (2,203,981)       (2,808,678)       (7,703,830)
Deferred income tax ..........................................................        2,231,646        (3,458,488)       (1,705,993)
Amortization of complementary accounts .......................................          229,087         2,059,780           856,315
Valuation allowance on deferred tax assets ...................................       (8,596,223)       (4,151,282)       (3,625,266)
Tax benefit from (use of) tax loss carry forwards ............................        5,516,955         2,730,470         2,815,541
Other ........................................................................           94,748         3,602,322         2,580,371
                                                                                    -----------       -----------       -----------
       Net income tax benefit (expense) ......................................       (2,727,768)       (2,025,876)       (6,782,862)
                                                                                    ===========       ===========       ===========

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 17 - Income Taxes and Other Taxes (continued)

b)    Deferred income taxes

                                                                     Current portion                         Long-term portion
                                                            -------------------------------         -------------------------------
Timing differences                                             2004                 2005                2004                2005
                                                            -----------         -----------         -----------         -----------
                                                               ThCh$               ThCh$                ThCh$               ThCh$
Assets
Accrued vacation expense ...........................            261,537             277,785                  --              11,177
Allowance for doubtful accounts ....................          1,078,055           1,478,863           2,448,231           1,723,177
Allowance for obsolescence of inventories ..........            525,331             644,268             187,020              91,386
Unearned income ....................................                 --              10,013                  --                  --
Property, plant and equipment held for sale ........            246,866              49,026             985,206             423,377
Property, plant and equipment under leasing ........            113,391              19,743             223,497             223,071
Accelerated depreciation of fixed assets ...........                 --                  --                 348                 943
Tax loss carryforwards .............................          3,680,575           3,473,741          36,923,158          39,945,533
Other provisions ...................................          9,181,699           7,781,732           7,143,167           7,156,799

Liabilities
Fixed assets under leasing .........................                 --                  --          (3,214,985)         (3,324,704)
Production costs (inventories) .....................           (502,641)           (511,547)                 --                  --
Accelerated depreciation of fixed assets ...........           (261,000)                 --         (16,802,456)        (16,198,239)
Employee severance indemnities .....................                 --                  --            (662,762)           (675,082)
Other provisions ...................................           (347,658)           (241,000)           (317,357)           (361,288)
                                                            -----------         -----------         -----------         -----------
      Subtotal .....................................         13,976,155          12,982,624          26,913,067          29,016,150
Complementary accounts, net of amortization ........            (31,968)            (19,704)          7,333,430           8,177,481
Valuation allowance ................................        (10,796,140)         (9,048,165)        (25,391,300)        (30,764,541)
                                                            -----------         -----------         -----------         -----------
      Total deferred income taxes, net .............          3,148,047           3,914,755           8,855,197           6,429,090
                                                            ===========         ===========         ===========         ===========

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 18 - Shareholders' Equity

a) The changes in Shareholders' Equity during the years 2003, 2004 and 2005 in historical amounts are summarized as follows:

                                                                                     ----------------------------------------------
                                                                                                         Reserves
                                                                                     ----------------------------------------------

                                                                                                        Cumulative       Executive
                                                                        Paid in        Other           translation       incentive
                                                       Number of        capital       reserves          adjustment          plan
                                                         shares           ThCh$         ThCh$              ThCh$            ThCh$
                                                     -------------    -----------    -----------        -----------      ----------
Balances at January 1, 2003                          1,079,740,079    454,744,268     17,569,380         28,578,409      (4,729,878)
Allocation of 2002 net income                                   --             --             --                 --              --
Deficit from development period                                 --             --             --                 --              --
Price-level restatement of equity accounts                      --      4,547,443        175,694            285,784         (47,299)
Proportional share of variations in equity of
    subsidiaries and investees                                  --             --     (1,592,645)                --              --
Cumulative translation adjustment                               --             --             --        (28,107,388)             --
Executive incentive plan                                        --             --             --                 --       1,628,193
Payment of interim dividend on 2003 net income                  --             --             --                 --              --
Net income for the year                                         --             --             --                 --              --
                                                     -------------    -----------    -----------        -----------      ----------
    Balances at December 31, 2003                    1,079,740,079    459,291,711     16,152,429            756,805      (3,148,984)
                                                     =============    ===========    ===========        ===========      ==========
Restatement of December 31, 2003 balances
    to December 31, 2005 constant pesos                         --    487,721,867     17,152,264            803,651      (3,343,906)
                                                     =============    ===========    ===========        ===========      ==========
Balances at January 1, 2004                          1,079,740,079    459,291,711     16,152,429            756,805      (3,148,984)
Allocation of 2003 net income                                   --             --             --                 --              --
Payment of final dividend on 2003 net income                    --             --             --                 --              --
Deficit from development period                                 --             --             --                 --              --
Price-level restatement of equity accounts                      --     11,482,292        403,811             18,920         (78,725)
Proportional share of variations in equity of
    subsidiaries and investees                                  --             --    (22,878,276)                --              --
Cumulative translation adjustment                               --             --             --         (8,801,818)             --
Executive incentive plan                                        --             --             --                 --       1,157,869
Net income for the year                                         --             --             --                 --              --
                                                     -------------    -----------    -----------        -----------      ----------
Balances at December 31, 2004                        1,079,740,079    470,774,003     (6,322,036)        (8,026,093)     (2,069,840)
                                                     =============    ===========    ===========        ===========      ==========
Restatement of December 31, 2004 balances
    to December 31, 2005 constant pesos                         --    487,721,867     (6,549,629)        (8,315,033)     (2,144,354)
                                                     =============    ===========    ===========        ===========      ==========
Balances at January 1, 2005                          1,079,740,079    470,774,003     (6,322,036)        (8,026,093)     (2,069,840)
Allocation of 2004 net income                                   --             --             --                 --              --
Payment of final dividend on 2004 net income                    --             --             --                 --              --
Deficit from development period                                 --             --             --                 --              --
Price-level restatement of equity accounts                      --     16,947,864       (227,594)          (288,939)        (74,514)
Proportional share of variations in equity of
    subsidiaries and investees                                  --             --     22,569,877                 --              --
Cumulative translation adjustment                               --             --             --        (12,341,282)             --
Executive incentive plan                                        --             --             --                 --       1,078,682
Net income for the year                                         --             --             --                 --              --
                                                     -------------    -----------    -----------        -----------      ----------
Balances at December 31, 2005                        1,079,740,079    487,721,867     16,020,247        (20,656,314)     (1,065,672)
                                                     =============    ===========    ===========        ===========      ==========

                                                     --------------------------------------------------------------
                                                                          Retained earnings
                                                     --------------------------------------------------------------
                                                                                    Accumulated
                                                                                   deficit during        Net Income
                                                       Retained        Interim       development         (loss) for
                                                       earnings       dividends         period            the year         Total
                                                         ThCh$           ThCh$           ThCh$              ThCh$          ThCh$
                                                     ------------    -----------   --------------       -----------    ------------
Balances at January 1, 2003                           211,215,302             --      (1,382,458)       (75,480,211)    630,514,812
Allocation of 2002 net income                         (76,862,669)            --       1,382,458         75,480,211              --
Deficit from development period                                --             --        (276,463)                --        (276,463)
Price-level restatement of equity accounts              1,343,527             --              --                 --       6,305,149
Proportional share of variations in equity of
    subsidiaries and investees                                 --             --              --                 --      (1,592,645)
Cumulative translation adjustment                              --             --              --                 --     (28,107,388)
Executive incentive plan                                       --             --              --                 --       1,628,193
Payment of interim dividend on 2003 net income                 --    (12,144,323)             --                 --     (12,144,323)
Net income for the year                                        --             --              --         37,694,846      37,694,846
                                                     ------------    -----------     -----------        -----------    ------------
    Balances at December 31, 2003                     135,696,160    (12,144,323)       (276,463)        37,694,846     634,022,181
                                                     ============    ===========     ===========        ===========    ============
Restatement of December 31, 2003 balances
    to December 31, 2005 constant pesos               144,095,754    (12,896,057)       (293,576)        40,028,157     673,268,154
                                                     ============    ===========     ===========        ===========    ============
Balances at January 1, 2004                           135,696,160    (12,144,323)       (276,463)        37,694,846     634,022,181
Allocation of 2003 net income                          25,274,060     12,144,323         276,463        (37,694,846)             --
Payment of final dividend on 2003 net income           (6,703,102)            --              --                 --      (6,703,102)
Deficit from development period                                --             --        (780,742)                --        (780,742)
Price-level restatement of equity accounts              3,849,976             --              --                 --      15,676,274
Proportional share of variations in equity of
    subsidiaries and investees                                 --             --              --                 --     (22,878,276)
Cumulative translation adjustment                              --             --              --                 --      (8,801,818)
Executive incentive plan                                       --             --              --                 --       1,157,869
Net income for the year                                        --                             --         23,352,714      23,352,714
                                                     ------------    -----------     -----------        -----------    ------------
Balances at December 31, 2004                         158,117,094             --        (780,742)        23,352,714     635,045,100
                                                     ============    ===========     ===========        ===========    ============
Restatement of December 31, 2004 balances
    to December 31, 2005 constant pesos               163,809,309             --        (808,848)        24,193,412     657,906,724
                                                     ============    ===========     ===========        ===========    ============
Balances at January 1, 2005                           158,117,094             --        (780,742)        23,352,714     635,045,100
Allocation of 2004 net income                          22,571,972             --         780,742        (23,352,714)             --
Payment of final dividend on 2004 net income          (14,011,625)            --              --                 --     (14,011,625)
Deficit from development period                                --             --      (1,497,336)                --      (1,497,336)
Price-level restatement of equity accounts              5,972,365             --              --                 --      22,329,182
Proportional share of variations in equity of
    subsidiaries and investees                                 --             --              --                 --      22,569,877
Cumulative translation adjustment                              --             --              --                 --     (12,341,282)
Executive incentive plan                                       --             --              --                 --       1,078,682
Net income for the year                                        --                             --         51,079,526      51,079,526
                                                     ------------    -----------     -----------        -----------    ------------
Balances at December 31, 2005                         172,649,806             --      (1,497,336)        51,079,526     704,252,124
                                                     ============    ===========     ===========        ===========    ============

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 18 - Shareholders' Equity (continued)

b) The Accumulated deficit during the development period for the years ended December 31, 2003, 2004 and 2005 includes the recognition of the proportional share of the results of operations of certain companies in the development stage, losses from which are charged directly against shareholders' equity and are not included in the statement of income.

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

f) On December 22, 2003, the Directors approved the payment of an interim dividend on net income for the year 2003 amounting to ThCh$12,144,323 (historic pesos).

g) At the Ordinary Shareholders' Meeting held on April 30, 2004, shareholders approved the payment of a final dividend distribution of net income for the year 2003 amounting to ThCh$6,703,102 (historic pesos).

h) At the Ordinary Shareholders' Meeting held on April 28, 2005, shareholders approved the payment of a final dividend distribution of net income for the year 2004 amounting to ThCh$14,011,625 (historic pesos).

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

                                                                                             As of December 31,
                                                                               ---------------------------------------------
                                                                                   2003             2004             2005
                                                                               -----------       -----------     -----------
                                                                                   ThCh$             ThCh$            ThCh$
Foreign exchange adjustments arising from liabilities
   designated as hedges of foreign investments.........................        (32,260,447)      (11,708,625)    (14,272,719)

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 19 - Foreign Currency, UF-Indexed and CPI-Restated Assets and Liabilities

a) Balances denominated or measured in foreign currency (principally U.S. dollars) at December 31, 2004 and 2005 are included in these financial statements in thousands of Chilean peso equivalents as follows:

                                                                                           At December 31,
                                                                                   -------------------------------
                                                                                       2004               2005
                                                                                   ------------       ------------
                                                                                       ThCh$              ThCh$
Current assets:
   Cash and time deposits ..................................................          7,048,010          4,368,015
   Accounts receivable, net ................................................         35,858,440         42,952,795
   Inventories, net ........................................................         31,492,907         33,471,736
   Other current assets ....................................................          6,970,944          7,058,072
Long-term assets:
   Property, plant and equipment and other non-monetary assets .............        113,953,767        103,182,873
   Other non-monetary assets ...............................................            456,787            305,078
                                                                                   ------------       ------------
       Total assets ........................................................        195,780,855        191,338,569
                                                                                   ------------       ------------
Current liabilities:
   Short-term bank loans and current portion of long-term liabilities ......         18,516,820         18,794,138
   Accounts payable and supplier notes payable .............................         17,709,177         12,739,043
   Other ...................................................................          6,895,263          7,623,908
Long-term liabilities
   Long-term debt ..........................................................         19,432,030         15,339,804
   Other ...................................................................          1,345,595          2,155,901
                                                                                   ------------       ------------
       Total liabilities ...................................................         63,898,885         56,652,794
                                                                                   ------------       ------------
             Net asset position in foreign currencies ......................        131,881,970        134,685,775
                                                                                   ============       ============

Certain of the U.S. dollar-denominated obligations included in the above table are designated as economic hedges covering the exposure of foreign investments as permitted by BT64. As a result, portions of the exchange losses that arise from such obligations are charged directly against Shareholders' Equity to the Cumulative translation adjustment account within Shareholders' equity (see Note 18 i)).

The inventories and fixed assets and other non-monetary assets included above relate to assets of foreign investments for which the financial statements are translated to U.S. dollars in accordance with BT64, described in Note 2 s). Accordingly, there is exposure to variations in the exchange rate between the U.S. dollar and the Chilean peso, from an accounting perspective.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 19 - Foreign Currency, UF-Indexed and CPI-Restated Assets and Liabilities (continued)

b) Balances denominated in UFs are included in the accompanying December 31, 2004 and 2005 financial statements as follows:

                                                                                             At December 31,
                                                                                 ------------------------------------
                                                                                      2004                  2005
                                                                                 ---------------      ---------------
                                                                                      ThCh$                 ThCh$
Current assets:
   Cash and time deposits .................................................           12,211,632           27,053,966
   Accounts receivable, net ...............................................           49,024,079           41,229,839
   Inventories, net .......................................................           42,914,655           41,663,615
   Other current assets ...................................................           33,976,628           70,629,942
Long-term assets:
   Property, plant and equipment and other non-monetary assets ............        1,047,411,769          988,785,648
   Other monetary assets ..................................................            2,776,579            1,820,010
                                                                                 ---------------      ---------------
       Total assets .......................................................        1,188,315,342        1,171,183,020
                                                                                 ---------------      ---------------
Current liabilities:
   Short-term bank loans and current portion of long-term liabilities .....           79,711,802           38,470,505
   Accounts payable and supplier notes payable ............................           12,121,418            9,908,012
   Other ..................................................................           14,442,708           12,216,721
Long-term liabilities
   Long-term debt .........................................................          435,612,803          394,398,513
   Other ..................................................................            8,168,417            7,567,463
                                                                                 ---------------      ---------------
       Total liabilities ..................................................          550,057,148          462,561,214
                                                                                 ---------------      ---------------
       Net asset position in UFs and indexed to CPI .......................          638,258,194          708,621,806
                                                                                 ===============      ===============

Note 20 - Commitments and Contingencies

a)    Pledges of shares

The Company has pledged shares of subsidiaries and equity investees as collateral for bank obligations as of December 31, 2005 as follows:

                                                        Amount of
           Beneficiary             Currency          securities pledge       Number of Shares            Company
           -----------             --------          -----------------       ----------------            -------
                                                          ThCh$
Banco del Estado de Chile             UF               92,128,651               245,676,403         Telefonica del Sur
Banco del Estado de Chile             UF               89,719,640             2,161,919,046         Madeco

b)    Indalsa Peru and related extraordinary allowance

On August 22, 2001, the Metropolitan Council of the Municipality of Lima published in the Diario El Peruano (the Official Gazette newspaper) two council resolutions (Nos. 258 and 259) declaring the public need to preserve the ecological area adjoining the production plant of Indalsa. It authorized the Mayor to prepare legislation for the expropriation of the land where the plant is built, to revoke the operating license granted by the Municipality of Chorrillos to Indalsa Peru for its industrial facilities and to order the final closure of the plant and its complete eradication within twelve months.

In Management's opinion, the municipal actions lacked any basis because the Lima Municipal Council has no legal power to revoke operating licenses granted by another municipality, in this case Chorrillos, and because the revocation process did not allow the company the opportunity to present its comments or defense, thus depriving it of a basic right.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 20 - Commitments and Contingencies (continued)

Consequently, on October 3, 2001, Indalsa started proceedings to protect its rights and interests as a foreign investor under the Reciprocal Investment Promotion and Protection Treaty signed between Chile and Peru (hereinafter "the Treaty").

On January 6, 2003, Indalsa Peru was ordered by the municipality of Chorrillos to close the plant and threatened with the use of public proceedings and the national police. Consequently, the Board of Directors of Indalsa agreed to comply with the order as quickly as possible in order to protect the subsidiary's employees and installations, and to begin an orderly liquidation of the assets of the Peruvian subsidiary. On January 16, 2003, an official and the Mayor of Chorrillos personally witnessed the closure of the plant.

As a result of these events, Indalsa proceeded to make an allowance for the entire investment and for part of the accounts receivable from its subsidiary Indalsa Peru of ThCh$30,678,486 (historic pesos). The accounting treatment was in accordance with the specific provisions of Technical Bulletins Nos. 33 and 64 of the Chilean Association of Accountants, and the instructions of the SVS (in particular, Circular 150 dated January 31, 2003) which require public companies to make allowances for estimated losses in the value of their assets, especially with regard to investments in other Latin American countries.

In the opinion of the management of Indalsa, the allowance made reflected only the accounting effect of the non-recovery of the investment but did not take into account the intangible assets, such as the distribution networks, customer portfolio, brand image, know-how, market share, sale of distribution services to third parties and the whole business project designed by Indalsa Such intangible assets are not reflected in the accounts, nor are they shown in the balance sheet. Therefore, this allowance, which had to be constituted to comply with the aforementioned accounting rules, will not in any way reflect the amount of the assets and rights invested in Peru by Indalsa, which is also the amount of damages that Indalsa may demand from the Peruvian state. Consequently, the amount of the allowance only formed a part of the total amount claimed from the Republic of Peru.

The management of Indalsa, supported by legal reports and analyses, considers that the actions carried out by the Peruvian authorities constituted an indirect expropriation of the investment made by Indalsa in Peru, and as a consequence, believes that there is a reasonable legal basis under international law to obtain a favorable settlement for damages. Likewise, the legal advisers to Indalsa, the firm Herberth & Smith, Mr. Francisco Orrego Vicuna and the firm Eluchans y Cia., believe that the arbitration with the ICSID has a high likelihood of success in obtaining a just indemnity, considering, among other factors, the amounts invested by the company in Peru. Despite these opinions, and in accordance with current accounting regulations, including Technical Bulletin No. 6 of the Chilean Association of Accountants, Indalsa decided not to record the potential settlement gain that might result from the international arbitration process.

On March 25, 2003, the General Secretary of the ICSID registered the arbitration request presented by the subsidiary Indalsa on December 23, 2002. On August 1, 2003, the ICSID arbitration tribunal was constituted to assess and resolve the lawsuit brought against the Republic of Peru at which time it began formal procedures. The arbitration tribunal consists of the following arbitrators: Mr. Thomas Buergenthal (Chairman of the tribunal, appointed by the ICSID General Secretary), Mr. Bernardo M. Cremades, named by the Republic of Peru state and Mr. Jan Paulsson, appointed by Indalsa.

The first meeting of the arbitration tribunal was held on September 15, 2003, when the tribunal formally rejected the request of the Republic of Peru to suspend the arbitration proceedings. The tribunal also set forth the procedures to be followed for the lawsuit brought by Indalsa against the Republic of Peru.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 20 - Commitments and Contingencies (continued)

The arbitration tribunal established the procedure contemplated the presentation of a request by Peru to rule that it had no jurisdiction over the case, the response by Indalsa, the replication by the Republic of Peru and finally a rejoinder by Indalsa. Oral arguments were heard on September 2 and 3, 2004.

Despite the sound legal arguments made by Indalsa, the tribunal issued its findings on February 7, 2004, accepting the request made by the Republic of Peru without entering into the merits of the case. The international tribunal ruled that it has no jurisdiction over arbitration proceedings between Indalsa and the Republic of Peru.

On June 6, 2005, Indalsa presented a petition to the General Secretary of the ICSID for the annulment of the ruling which, after being duly registered, was initiated. In order to hear the annulment petition, ICSID appointed an ad hoc committee consisting of three arbitrators, Hans Danelius, Franklin Berman and Andrea Giordina. On February 16, 2006, procedures were established for the presentation of the annulment petition, another for replication and rejoinder, and finally the oral hearings.

c) Civil liability

Indalsa Peru, subsidiary of Indalsa, is involved in criminal proceedings brought in Peru against the chief executive officer, a former manager and a director of Indalsa (hereinafter the "Executives") for alleged crimes relating to the trafficking of influence, which could result in legal contingencies for Indalsa.

On August 31, 2005, the First Special Criminal Court of the Supreme Court of Justice of Lima, by its Resolution 89, ordered the start of oral hearings for September 29, 2005. The Executives did not attend because of the discriminatory and partial treatment the court has given them. The court then declared the Executives in contempt of court and issued an order for their international arrest, which was later annulled by a ruling of the Peruvian Supreme Court of Justice under constitutional proceedings.

In addition, the Peruvian Supreme Court of Justice, in a ruling on January 27, 2006, applied the statute of limitations with respect to the criminal action against Andronico Luksic Craig. Later, the First Special Court of the Supreme Court applied the statute of limitations with respect to the criminal actions against Gonzalo Menendez Duque and Fernando Pacheco Novoa, and the case was closed. As a result, the potential liability of the Peruvian subsidiary is also extinguished. Lawyers representing the Peruvian state have appealed against this last resolution and the appeal remains pending. In the opinion of the legal advisers, the ruling is not likely to be overturned.

d) Lawsuits

In 1999, VTR appealed a judgment of the Tax Tribunal of the Santiago Center Metropolitan Regional Authority of the Chilean Internal Revenue Service that rejected on October 26, 1999, a claim made by the company (Demand No. 29 of January 21, 1998) with respect to the taxability of (Clause 21 of the Tax Law) a foreign currency futures contract signed on January 2, 1995 between VTR and Citibank N.A..

Inapplicability proceedings were brought in this case, which entered the Supreme Court (Case No. 3150-05), and remains pending. As a result of these proceedings, a desist order was issued in the case before the Appeals Court by which the collection of the taxes is suspended.

The subsidiary VTR has a case before the Santiago Appeals Court (Case No. 6692-04) and is awaiting its consideration. This appeal was made against the sentence in the first instance by the Santiago East Metropolitan Regional Authority of the Chilean Internal Revenue Service, Resolution 1025, ordered by the Regional Director of the Internal Revenue Service concerning a tax claim dated December 16, 1999.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 20 - Commitments and Contingencies (continued)

As of December 31, 2005, Madeco has lawsuits pending against it with respect to its ordinary course of business which, according to the company's legal advisers, do not represent risk of significant losses.

There are legal proceedings in Brazil against the previous owner of Ficap, a subsidiary of Madeco, dating from the time prior to Madeco's ownership starting in 1997. It is believed that total damages would amount to approximately ThR$6,950. Madeco has personal guarantees from the previous owner of Ficap to indemnify Madeco should the Brazilian subsidiary be affected by such legal actions.

Madeco and its subsidiary, Madeco Brasil Ltda., filed an arbitration claim in New York City before the American Arbitration Association, against Corning International Corporation ("Corning Inc.") based on the allegation that Corning Inc. had tried to terminate its agreements with Madeco relating to Optel (Brazil), in which Corning Inc. and Madeco Brasil Ltda. were joint owners. Corning, in turn, made a counter-claim against Madeco seeking, among other things, that Corning be allowed to terminate its agreements with Madeco.

In 2003, the subsidiary Madeco was notified of the arbitration panel's judgment which, amongst other issues, ruled that the investment agreement signed between the parties on June 12, 1999, and its amendments, be terminated. As a consequence, Madeco lost its management rights in Optel and a put option to sell its shares in Optel to Corning Inc. for US$18 million.

As of December 31, 2003, following the unfavorable judgment, Madeco, through its indirect subsidiary Metal Overseas S.A., made an allowance against income for its 50% holding in Optel (Brazil), held through Madeco Brasil Ltda., and it also made provisions for other expenses.

On March 31, 2005, Madeco, through its indirect subsidiary Metal Overseas S.A., signed an agreement with Corning International Corporation whereby it acquired, for the nominal price of one Brazilian real, Corning Inc.'s 50% interest in Optel.

On the same date, an agreement was reached with Optel's two principal bank creditors, whereby Optel's financial debt, equivalent to US$7.3 million, was settled upon the payment of US$2 million by Optel.

As of December 31, 2005, Armat, a subsidiary of Madeco, has lawsuits pending against it in relation to its normal course of business. The legal advisers of Armat believe there is no risk of significant losses.

As of December 31, 2005, Telefonica del Sur and its subsidiaries have the following lawsuits pending against them:

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

3) Case No. 192-04 in the Second Civil Court of Valdivia with Nayadet Infante Anabalon for damages due to a work accident amounting to ThCh$193,000. A hearing set for January 10, 2006 was not held due to lack of legal notification. The company has not made a provision for this case because it believes that it will not result in any significant unfavorable outcome.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 20 - Commitments and Contingencies (continued)

e) Other contingencies

The indirect guarantees of the Parent Company, as shown in the following table, include joint and several guarantees for the debts of the following subsidiaries: Agricola El Penon S.A., VTR, Inversiones y Bosques S.A., Inversiones Ranquil S.A., Inversiones Punta Brava S.A., Inmobiliaria e Inversiones Hidroindustriales S.A. and LQIF. The relative loan agreements include clauses regarding the use of the funds and financial covenants that are usual for this type of agreement.

Quinenco has signed option contracts with all of the above companies, except LQIF, which are exercisable between February 28, 2003 and February 28, 2006 and state:

      1) Quinenco may require that the above companies sell their shares in LQIF at a price to be determined based on the purchase price of the shares and borrowing costs, plus an additional 2.0% calculated on such amounts.

      2) The above companies may require Quinenco. to purchase shares of LQIF at a price to be determined based on the purchase price of the shares and borrowing costs, plus an additional 0.5% calculated on such amounts.

Telefonica del Sur and Telcoy, are in compliance with all the regulations applicable to them as telecommunications companies.

Certain obligations were reciprocally agreed upon between the parties with respect to a share purchase agreement between VTR S.A. and SBC International dated June 16, 1999, which could result in adjustments to the sale price.

On August 19, 2002, Inersa S.A. and the subsidiaries Inversiones Vita S.A. and Inmobiliaria Norte Verde S.A., the committed sellers, signed a share sale commitment with Banco de Chile whereby the committed sellers promise to sell, assign and transfer to Banco de Chile (the committed buyer) all of their shareholdings in Banchile Seguros de Vida S.A. (the company).

The sales price shall be:

      1) The sum of any capital contributions subscribed for in the company prior to December 31, 2001, expressed in UF.

      2) The capital contributions made to the company by its shareholders in accordance with the "risk equity" requirements for the business.

      3) The above amounts expressed in UF at the date of each contribution plus a real compounded interest rate of 12% annually.

The sales contract should be signed no later than December 31, 2011, provided that the following conditions are met:

      a) That the law and/or regulations authorize banks and/or their subsidiary companies to participate in the life insurance business, acquire shareholdings in a life insurance company or form financial conglomerates that can participate in the life insurance business.

      b) That the respective authority, whether it be the Superintendency of Banks and Financial Institutions and/or the Superintendency of Securities and Insurance authorizes the participation of Banco de Chile and/or its subsidiary companies or its respective financial conglomerate or Parent Company in the ownership of a life insurance company and/or the purchase of shares in such business.

      c) That the respective authority, whether it be the Superintendency of Banks and Financial Institutions and/or the Superintendency of Securities and Insurance authorizes the participation of Banco de Chile and/or its subsidiary companies or its respective financial conglomerate or Parent Company, to purchase the shares referred to in the sales commitment.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 20 - Commitments and Contingencies (continued)

      d) That the Company complies with the law and that the shares are sold free of any type of prohibition, encumbrances or pledges of any kind, embargoes, litigation, precautionary measures or other kind of limitation on the ownership. This condition is stipulated for the benefit of the committed buyer.

Because of the nature of this transaction, it is impossible to estimate the probability of its occurrence and/or its effect on these financial statements.

The following restrictions were established under negotiations carried out by Indalum, a subsidiary of Madeco, on December 29, 2003 with Banco de Chile, Banco de Credito e Inversions, Banco Estado and Banco Security, to cover the period from that date until December 26, 2010:

Indalum must comply with the following covenants as of June 30 and December 31 of each year, on a consolidated basis:

      o     Debt ratio or leverage not to exceed 1.2:1.

      o     Minimum shareholders' equity equivalent to UF 1,630,000.

      o Maintain the ownership of its property, plant and equipment necessary for the normal development of its operations and business and maintain its ownership of the subsidiary Alumco S.A.

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

      o Indalum may not pay or distribute dividends that exceed 30% of the net income of any given year, without the prior written consent of the creditors.

      o May not grant direct financing to third parties outside of its business. This shall not include the trade accounts receivable of Indalum with its customers or loans to the executives and personnel of Indalum or its subsidiaries.

      o In the event of the disposal of the real estate located at Vitacura Avenue 2726, Office 301, Vitacura, and Santa Marta Street 1313, Maipu, the sales proceeds should be used to prepay the rescheduled obligations on a pro rata basis. For this calculation, the principal amount of outstanding financial loans due to Madeco shall be added to the rescheduled obligations. For this purpose, financial debt shall be defined as the sum of all loans made by Madeco, which amounted to ThCh$873,951 as of December 31, 2005.

      o Indalum may repay the financial loan currently owed to its Parent Company Madeco only if it has paid all of the amounts due to the banks and has fully complied with the covenants and negative covenants assumed under the agreement, or that the proceeds come from the sale of the properties mentioned above.

      o Madeco must directly and indirectly control Indalum during the term of the agreement or have a shareholding of at least 50.1% in the company.

As of December 31, 2005, Indalum has fully complied with these restrictions.

Sale of subsidiary:

On March 31, 2004, the subsidiary Indalsa signed a contract to sell its subsidiary Lucchetti Chile to Corpora Tresmontes which, given the nature and complexity of the transaction, established certain commitments and guarantees in favor of each of the parties.

In particular, there is the obligation of the sellers to pay indemnities with respect to taxation matters and certain responsibilities with respect to third party lawsuits, with a liability limited to Ch$10,000 million.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 20 - Commitments and Contingencies (continued)

With respect to the sale of Lucchetti Chile, Quinenco, in a document dated July 8, 2005, agreed with the buyer to modify the following obligations assumed in the sales contract signed on March 31, 2004, to remain in force for three years from the date of sale:

      o Quinenco, either directly or indirectly, must keep i) ownership of shares issued by Indalsa representing at least 51% of the capital of the company, and ii) control of Indalsa, by a majority of votes at shareholder meetings and the ability to elect a majority of the Directors of the company.

      o Indalsa's shareholders equity, determined without considering trademarks, intellectual and industrial property rights and goodwill (except that of Calaf at that date), must be at least ThCh$10,000,000. However, Quinenco shall not be responsible under this obligation should the equity of Indalsa be reduced to below that figure after June 30, 2005 due to i) operational and non-operational losses incurred in the business of Indalsa and its subsidiaries and affiliates; ii) acquisitions or disposals of assets carried out under fair market conditions similar to those normally prevailing in the market; or iii) provisions ordered by an authority or in compliance with applicable regulations.

As of December 31, 2005, the subsidiary Madeco has received notification of income tax differences for the tax years 2001, 2002 and 2003 relating to the first category income tax, tax refunds and additional tax for a total of ThCh$3,331,253 (value of the tax). Madeco's management has, through its legal advisers, begun the proceedings to counter the claims made by Chilean tax authorities.

In addition, for the 2004 and 2005 tax year, Madeco is requesting a refund of ThCh$1,613,597 and ThCh$1,545,224, respectively, which corresponds to the remainder retained by the Chilean Internal Revenue Service of the ThCh$3,038,789 originally requested as part of tax loss absorption.

As of December 31, 2005, Alusa has received two notifications of taxes due with respect to the tax years 2001 and 2002 with respect to income tax and income refunds (Value of tax ThCh$94,085 and ThCh$42,195 respectively) from the Chilean Internal Revenue Service. The company's management has, through its legal advisers, begun proceedings to counter the claims made by the Chilean tax authorities.

As of December 31, 2005, the subsidiary Inversiones Rio Grande S.A. has received a notification of taxes due, N(degree) 62, (historic value of tax ThCh$484,329, corresponding to the 1999 tax year) from the Chilean Internal Revenue Service. The company has filed a complaint with the tax tribunal, objecting to the notification of taxes due, claiming that it is inappropriate.

In February 2005, the subsidiary Inversiones Rio Grande S.A. received demand N(0) 64 for the tax year 2002 amounting to ThCh$518,146 (historic tax amount). The company has filed a complaint with the tax tribunal, objecting to the notification of taxes due, claiming that it is inappropriate.

On August 26, 2005, the subsidiary VTR received demand N(0) 156 from the Internal Revenue Service for special taxes for the tax year 2003, amounting to ThCh$484,269 (historic tax amount). The company appealed against this demand on November 4, 2005.

On September 1, 2004, the Chilean Internal Revenue Service issued Resolution No. Ex. 221, in which it rejected the loss produced by the sale of shares of Indalsa Peru to the subsidiary Lucchetti Chile in 2000, on the grounds that the loss is not "needed to produce income because it is not essential to the company's line of business".

Indalsa filed a complaint against the aforementioned resolution, which is presently in process, claiming statute of limitations and that the resolution does not take into consideration the existence of an economic loss with respect to this investment. Indalsa estimates that the complaint will be accepted by the tax authorities.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 20 - Commitments and Contingencies (continued)

Following a sentence in the first instance, as of December 31, 2005, Ingewall S.A., a subsidiary of Madeco, has a tax claim and on appeal with respect to certain VAT refunds for the periods July through December 1999 and February and August 2001, amounting to ThCh$261,288.

Note 21 - Non-Operating Income and Expenses

Non-operating income and expenses for each year are summarized as follows:

                                                                                                   Year ended December 31,
                                                                                        --------------------------------------------
                                                                                           2003             2004             2005
                                                                                        -----------      ----------      -----------
                                                                                           ThCh$            ThCh$            ThCh$
Non-operating income:
Proportional share of net income of equity method investments (Note 11) ..........       61,584,685      65,279,966       73,534,003
Gain on sale of other investments ................................................           18,912              --       23,924,204
Amortization of negative goodwill ................................................       24,979,406       2,923,755        1,799,475
Tax refunds ......................................................................          517,032          93,358            6,212
Release of purchase price accruals ...............................................               --         756,192        1,570,332
Investment recovery ..............................................................          550,940              --               --
Amount received from settlement payment (1) ......................................       38,265,593              --               --
Gain on sale of Lucchetti Chile ..................................................               --       4,216,298               --
Gain on sale of brands "Alufoil" .................................................                          650,765               --
Gain originated in non participation in capital increase of subsidiary ...........               --         104,053        1,708,555
Other ............................................................................        1,009,147       1,457,012        1,862,809
                                                                                        -----------      ----------      -----------
       Total .....................................................................      126,925,715      75,481,399      104,405,590
                                                                                        ===========      ==========      ===========
Non-operating expenses:
Proportional share of net loss of equity method investments (Note 11) ............          635,482       4,706,256        1,727,777
Amortization of goodwill .........................................................       21,338,709      21,312,769       22,882,697
Restructuring costs and severance indemnities ....................................          235,137         249,173          272,622
Loss on sales of investments, fixed assets and other .............................        1,784,667       1,036,928        2,810,382
Directors' compensation ..........................................................        4,425,729       1,416,131        2,073,403
Adjustment of property, plant and equipment to net realizable value (Note 9) .....          519,445         407,796               --
Provision for losses on loans and recoverable taxes of foreign subsidiaries ......          513,041          79,178               --
Labor lawsuits ...................................................................          405,596         266,687           98,395
Legal expenses for defense of Indalsa Peru .......................................        1,482,345       1,633,825        1,599,466
Valuation allowance for fixed and other assets, Argentina ........................          872,026         293,265               --
Depreciation of property, plant and equipment involved in temporary shutdown
   (Note 10) .....................................................................        1,912,153       2,232,564        1,355,417
Loss on non participation in capital increase of subsidiary ......................       22,437,964       1,415,315               --
Valuation allowance for account receivable to Indalsa Peru .......................        1,261,112       2,467,145        1,101,414
Provision for liquidation of Optel ...............................................        5,221,877              --               --
Loss on sale of building Hotel Carrera ...........................................        5,004,757              --               --
Loss on sale of machinery Indalsa Peru ...........................................               --       1,837,356               --
Tax contingencies ................................................................               --         702,911        1,191,323
Provision for loss on guarantee granted ..........................................               --       1,164,268               --
Other ............................................................................        2,501,330       1,417,029        1,569,107
                                                                                        -----------      ----------      -----------
       Total .....................................................................       70,551,370      42,638,596       36,682,003
                                                                                        ===========      ==========      ===========

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

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 22 - Balances and Transactions with Related Parties

Balances with related parties as of December 31 of each year are as follows:

a)    Current assets

Notes and accounts receivable from related companies:


                                                                                                              As of December 31,
                                                                                                       -----------------------------
                                                                                                            2004            2005
                                                                                                       ------------     ------------
         Company                          Nature of relationship         Nature of transaction             ThCh$            ThCh$
Transportes y Servicios Aereos S.A.   Equity method investment          Services                          1,289,304            9,797
Blue Two Chile S.A.                   Subsidiary in development stage   Services                          4,988,317        1,174,697
IRSA                                  Equity method investment          Dividends receivable              2,713,970        2,946,168
Other related companies               Various                           Various                             482,043        1,076,892
                                                                                                       ------------     ------------
       Total                                                                                              9,473,634        5,207,554
                                                                                                       ============     ============

b)    Long-Term assets

Notes and accounts receivable from related companies:

                                                                                                             As of December 31,
                                                                                                       -----------------------------
                                                                                                            2004            2005
                                                                                                       ------------     ------------
         Company                          Nature of relationship         Nature of transaction             ThCh$            ThCh$
Electromecanica Industrial S.A.       Related company                   Services                            261,274               --
Transportes y Servicios Aereos S.A.   Equity method investment          Services                                 --        1,351,642
Other related companies               Various                           Various                             600,646          229,287
                                                                                                       ------------     ------------
       Total                                                                                                861,920        1,580,929
                                                                                                       ============     ============

c)    Current Liabilities

Notes and accounts payable to related companies:

                                                                                                              As of December 31,
                                                                                                       -----------------------------
                                                                                                            2004            2005
                                                                                                       ------------     ------------
         Company                          Nature of relationship         Nature of transaction             ThCh$            ThCh$
Colada Continua Chilena S.A           Equity method Investment          Sales of products and services      196,534          286,338
Other related companies               Various                           Various                             158,789          136,803
                                                                                                       ------------     ------------
       Total                                                                                                355,323          423,141
                                                                                                       ============     ============

The December 31, 2004 and 2005 balances maintained with Banco de Chile are included in bank loans for an amount of ThCh$8,000,681 and ThCh$3,657,959 respectively. Time deposits amounted to ThCh$11,806,764 and ThCh$19,048,458 as of December 31, 2004 and 2005, respectively.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 22 - Balances and Transactions with Related Parties (continued)

d)    Long-Term liabilities

                                                                                                                 As of December 31,
                                                                                                              ----------------------
                                                                                                                 2004         2005
                                                                                                              ---------    ---------
                 Company                      Nature of relationship        Nature of transaction                ThCh$        ThCh$
Compania de Telecomunicaciones                  Equity method
   de Llanquihue S.A..............              Investment                  Sales of products and services        9,053           --
Other related companies...........               Various                    Various                                  --        8,017
                                                                                                              ---------    ---------
         Total....................                                                                                9,053        8,017
                                                                                                              =========    =========

Significant transactions with related parties are summarized as follows:


                                                                                 Revenue (Expenses) for the year-ended December 31,
                                                                                 --------------------------------------------------
Company                                      Transaction                             2003               2004               2005
-------                                      -----------                         ------------        ----------        ------------
                                                                                      ThCh$             ThCh$              ThCh$
Minera Los Pelambres S.A ................       Services                              344,777           425,578           182,938
Andsberg Finance Corp. Ltd. .............       Financing and interest              8,189,783        (2,462,395)               --
Banco de Chile ..........................       Investment income                     342,434           354,339          (246,082)
Compania de Telecomunicaciones de
   Llanquihue S.A .......................       Services                             (190,105)               --                --
Embotelladoras Chilenas Unidas S.A ......       Sales of products and services        808,850           817,109           647,619
Almagro S.A .............................       Sales of properties                        --          (190,380)               --
Inmobiliaria Adriatico S.A ..............       Sales of properties                        --           369,257                --
Sodimac S.A .............................       Sales of products                          --         5,112,285         4,120,570

In accordance with Article 89 of the Chilean Companies Act, the Company's transactions with related parties have been carried out on an "arm's length" or market basis.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 23 - Minority Interest

Minority interest is summarized as follows:

                                                                                                           As of December 31,
                                                                                                  ----------------------------------
                                                                                                     2004                   2005
                                                                                                  ------------          ------------
                                                                                                     ThCh$                  ThCh$
Balance Sheet:
Madeco and subsidiaries ................................................................            90,793,062           117,391,804
Telefonica del Sur and subsidiaries ....................................................            18,321,937            18,704,242
Indalsa and subsidiaries ...............................................................               759,967               185,657
Hoteles Carrera ........................................................................               302,035                20,013
Other ..................................................................................             2,056,439             2,753,741
                                                                                                  ------------          ------------
       Total ...........................................................................           112,233,440           139,055,457
                                                                                                  ============          ============

                                                                                                Year ended December 31,
                                                                                   ------------------------------------------------
                                                                                       2003              2004               2005
                                                                                   ------------      ------------      ------------
                                                                                       ThCh$             ThCh$              ThCh$
Income Statement:
Madeco and subsidiaries ......................................................        5,776,123        (4,888,286)       (6,661,229)
Telefonica del Sur and subsidiaries ..........................................       (2,246,837)       (2,012,209)       (2,144,087)
Indalsa and subsidiaries .....................................................          110,858           149,915            46,583
Hoteles Carrera ..............................................................          366,770            16,709            67,562
Other ........................................................................           45,397          (232,652)         (636,694)
                                                                                   ------------      ------------      ------------
       Minority interest participation in net income (loss) ..................        4,052,311        (6,966,523)       (9,327,865)
                                                                                   ============      ============      ============

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 24 - Condensed Financial Statements

Set forth below are condensed financial statements for the significant investment in CCU held through Quinenco's 50% owned company, IRSA.

CCU Condensed Consolidated Balance Sheet

The condensed consolidated financial statements of CCU as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 are as follows:

                                                                                     As of December 31,
                                                                             ---------------------------------
                                                                                 2004                  2005
                                                                             ------------         ------------
                                                                                 ThCh$                 ThCh$
Assets
Current assets .......................................................        231,264,298          240,876,940
Property, plant and equipment, net ...................................        312,103,148          320,479,320
Other assets .........................................................         70,193,947           81,916,563
                                                                             ------------         ------------
Total assets .........................................................        613,561,393          643,272,823
                                                                             ============         ============

Liabilities and Shareholders' Equity
Current liabilities ..................................................        129,725,172          109,006,389
Long-term liabilities ................................................        130,760,217          174,868,959
Minority interest ....................................................         40,096,524           40,366,992
Shareholders' equity .................................................        312,979,480          319,030,483
                                                                             ------------         ------------
Total liabilities and shareholders' equity ...........................        613,561,393          643,272,823
                                                                             ============         ============

CCU Condensed Consolidated Statements of Income

                                                                           Year ended December 31,
                                                               -----------------------------------------------
                                                                   2003             2004              2005
                                                               ------------     ------------      ------------
                                                                   ThCh$            ThCh$             ThCh$
Net sales ...............................................       407,837,807      435,683,127       492,046,912
Cost of sales ...........................................      (200,915,658)    (209,818,710)     (235,708,927)
Administrative and selling expenses .....................      (158,220,458)    (165,044,035)     (189,868,073)
Non-operating income and expenses, net ..................        14,486,291       (6,360,290)       (9,262,950)
Minority interest .......................................          (466,698)      (1,321,082)           85,004
Income tax ..............................................        (5,285,105)      (6,110,965)       (9,114,839)
                                                               ------------     ------------      ------------
Net income ..............................................        57,436,179       47,028,045        48,177,127
                                                               ============     ============      ============

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 24 - Condensed Financial Statements (continued)

CCU Condensed Consolidated Statements of Cash Flows

                                                                                             Year ended December 31,
                                                                             -----------------------------------------------------
                                                                                 2003                2004                 2005
                                                                             -------------       -------------       -------------
                                                                                 ThCh$               ThCh$                ThCh$
Cash Flows From Operating Activities
Net income .............................................................        57,436,179          47,028,045          48,177,127
Income from sales of assets ............................................        (1,449,108)         (3,452,675)           (813,519)
Charges to income that do not represent cash flows .....................        24,460,240          45,094,540          43,046,718
Changes in assets ......................................................       (20,284,830)         (9,206,464)        (27,442,307)
Changes in liabilities .................................................         6,625,717             390,916          18,148,978
Minority interest ......................................................           466,698           1,321,082             (85,004)
                                                                             -------------       -------------       -------------
Cash flows from operating activities ...................................        67,254,896          81,175,444          81,031,993
Cash flows from investing activities ...................................      (103,812,298)        (46,136,350)        (67,451,860)
Cash flows from financing activities ...................................         9,690,441         (41,111,646)        (22,935,902)
Price-level restatement of cash and cash equivalents ...................        (1,531,744)         (2,024,394)           (389,158)
                                                                             -------------       -------------       -------------
Net increase in cash and cash equivalents ..............................       (28,398,705)         (8,096,946)         (9,744,927)
Cash and cash equivalents at beginning of year .........................        98,861,953          70,463,248          62,366,302
                                                                             -------------       -------------       -------------
Cash and cash equivalents at end of year ...............................        70,463,248          62,366,302          52,621,375
                                                                             =============       =============       =============

The reconciliation between the equity holding in IRSA and the net assets and income of CCU is as follows:

                                                                                   As of and for the year ended December 31,
                                                                             -----------------------------------------------------
                                                                                 2003                 2004                 2005
                                                                             -------------       -------------       -------------
                                                                                 ThCh$               ThCh$                ThCh$
Balance sheet data:
Net worth of CCU .......................................................       296,027,560         312,979,480         319,030,483
Minority interest in CCU (1) ...........................................      (113,658,451)       (120,113,773)       (122,283,378)
Minority interest in IRSA (2) ..........................................       (91,383,949)        (96,578,341)        (98,049,511)
Other movements of balance sheet of IRSA ...............................           398,789             290,976            (648,084)
                                                                             -------------       -------------       -------------
Investment in IRSA under equity method (Note 11) .......................        91,383,949          96,578,342          98,049,510
                                                                             =============       =============       =============

Income statement data:
Net income of CCU ......................................................        57,436,179          47,028,045          48,177,127
Minority interest in CCU (3) ...........................................       (22,060,979)        (18,051,074)        (18,475,879)
Minority interest in IRSA (4) ..........................................       (16,982,356)        (14,412,902)        (14,479,547)
Other income and expenses of IRSA ......................................        (1,410,488)           (151,168)           (742,155)
                                                                             -------------       -------------       -------------
Equity in net earnings of IRSA (Note 11) ...............................        16,982,356          14,412,901          14,479,546
                                                                             =============       =============       =============

IRSA's investment in CCU ...............................................             61.61%              61.62%              61.67%
Quinenco's investment in IRSA ..........................................             50.00%              50.00%              50.00%

(1) Corresponds to the difference between the shareholders' equity of CCU and the amount recognized via the equity method in IRSA.

(2) Corresponds to the difference between the shareholders' equity of IRSA and the amount recognized via the equity method in Quinenco.

(3) Corresponds to the difference between the net income of CCU and the net income recognized in IRSA.

(4) Corresponds to the proportion of IRSA's net income of IRSA applicable to the joint venture partner.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 25 - Segment Reporting

Quinenco provides disclosures in accordance with Statement of Financial Accounting Standards 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information available is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. In accordance with SFAS 131, Quinenco manages its business in four segments: Financial Services (Banco de Chile), Food and Beverage (CCU-Indalsa), Telecommunications (Telefonica del Sur), and Manufacturing (Madeco). All other amounts are included in the column "Other". Other includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

The accounting policies of each segment are the same as those as described in the "Summary of Significant Accounting Policies" (Note 2).

In addition, with respect to the Financial Services segment, interest revenue and expense are recognized on the accrual basis using the effective interest method. The carrying amounts of loans, investments and liabilities include accrued interest and the indexation adjustment applicable to balances that are denominated in UFs or other indexes. The effect of changes in the UF index on interest-bearing assets and liabilities are reflected in the income statement as an increase or decrease in interest revenue or expense

The Bank generally suspends the accrual of interest and indexation adjustment of principal on loans beginning on the first day that such loans are overdue and on amounts not yet due for loans on which any installments of principal or interest are 90 days overdue. Previously accrued interest remains on the Bank's books and is considered to be a part of the loan balance when determining the allowance for loan losses. Payments received on overdue loans are recognized as income, after reducing the recorded balance of accrued interest receivable, if applicable, to the extent of interest earned, but not recorded.

Fees and expenses related to loans, as well as fees for services rendered, are deferred and recognized in income over the term of the loans to which they relate, and in the period in which the services are performed.

CCU recognizes revenues relating to domestic sales of beer, soda, mineral water, juice products and wine upon delivery and physical acceptance of the product, at which time title passes to the customer. Vina San Pedro generally recognizes revenues relating to export sales of wine when the wine is shipped, which in accordance with established sales terms, is at the moment the title passes to the customer.

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

Consistent with US GAAP reporting requirements of financial information reviewed by the chief operating decision maker, the following segment information presented has been determined in accordance with Chilean GAAP. In accordance with Chilean GAAP, and as described in Note 11, Investments, Indalsa Peru was consolidated until the year ended December 31, 2002 but the balance sheet as of and subsequent to that date was not consolidated.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 25 - Segment Reporting (continued)

Segment information is presented below:

                                                                                  Year ended December 31, 2003
                                                                  ------------------------------------------------------

                                                                  Financial Services                 Food and beverage

                                                                  Banco de Chile (1)        CCU           Indalsa
                                                                        ThCh$              ThCh$            ThCh$
                                                                  ------------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers ..............................                 --       407,813,773       62,774,490
Intersegment sales ...........................................                 --            24,034            1,054
                                                                  ------------------------------------------------------
      Total revenues .........................................                 --       407,837,807       62,775,544
                                                                  ------------------------------------------------------
Cost of sales ................................................                 --      (200,915,658)     (43,330,473)
Operating  income before general corporate expenses ..........                 --       206,922,149       19,445,071
General corporate expenses ...................................                 --      (158,220,458)     (16,371,761)
                                                                  ------------------------------------------------------
Operating income (loss) ......................................                 --        48,701,691        3,073,310
Interest income ..............................................                 --         2,685,552           33,004
Non-operating income .........................................                 --        23,320,336          143,161
Interest expense .............................................                 --        (6,011,586)      (3,068,337)
Non-operating expense ........................................                 --        (6,847,742)      (4,375,582)

Financial Services
Net interest revenue and expenses ............................        236,228,513                --               --
Provision for loan losses ....................................        (40,243,109)               --               --
Income from services, net ....................................        103,924,475                --               --
Other operating income, net ..................................        102,716,292                --               --
Other income and expenses, net ...............................         (6,796,574)               --               --
Operating expenses ...........................................       (238,145,216)               --               --

Price-level restatement, net .................................         (4,285,932)        1,339,730          118,045
Income tax ...................................................        (14,762,482)       (5,285,104)       1,808,720
Minority interest ............................................             (1,761)         (466,698)             (70)
                                                                  ------------------------------------------------------
      Net income (loss) ......................................        138,634,206        57,436,179       (2,267,749)
                                                                  ======================================================

Balance Sheet Data (at December 31):
Identifiable assets ..........................................      8,906,974,931       505,640,998       74,089,682
Cash and cash equivalents ....................................        909,872,025        70,463,248        8,556,000
Accounts receivable from related companies ...................                 --           718,259        1,544,382
Investments in related and other companies and goodwill, net .          5,623,822        36,141,209          185,187
                                                                  ------------------------------------------------------
      Total assets ...........................................      9,822,470,778       612,963,714       84,375,251
                                                                  ======================================================

                                                                                   Year ended December 31, 2003
                                                                  ----------------------------------------------------------

                                                                                                             Elimination of
                                                                                                             Companies not
                                                                   Telecommunications    Manufacturing        Consolidated

                                                                   Telefonica del Sur        Madeco                 (2)
                                                                          ThCh$               ThCh$                ThCh$
                                                                  ----------------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers ..............................          54,654,671         252,155,158         (407,813,773)
Intersegment sales ...........................................                  --             222,400              (24,034)
                                                                  ----------------------------------------------------------
      Total revenues .........................................          54,654,671         252,377,558         (407,837,807)
                                                                  ----------------------------------------------------------
Cost of sales ................................................         (26,828,205)       (221,339,660)         200,915,658
Operating  income before general corporate expenses ..........          27,826,466          31,037,898         (206,922,149)
General corporate expenses ...................................         (14,747,265)        (23,119,552)         158,220,458
                                                                  ----------------------------------------------------------
Operating income (loss) ......................................          13,079,201           7,918,346          (48,701,691)
Interest income ..............................................              75,132           1,183,246           (2,685,552)
Non-operating income .........................................             941,616             874,680          (23,320,336)
Interest expense .............................................          (3,214,897)        (13,233,058)           6,011,586
Non-operating expense ........................................            (511,221)        (14,055,804)           6,847,742

 Financial Services
Net interest revenue and expenses ............................                  --                  --         (236,228,513)
Provision for loan losses ....................................                  --                  --           40,243,109
Income from services, net ....................................                  --                  --         (103,924,475)
Other operating income, net ..................................                  --                  --         (102,716,292)
Other income and expenses, net ...............................                  --                  --            6,796,574
Operating expenses ...........................................                  --                  --          238,145,216

Price-level restatement, net .................................            (149,905)          1,847,413            2,946,202
Income tax ...................................................          (2,166,839)         (1,690,982)          20,047,586
Minority interest ............................................            (163,366)           (614,020)             468,460
                                                                  ----------------------------------------------------------
      Net income (loss) ......................................           7,889,721         (17,770,179)        (196,070,384)
                                                                  ==========================================================

Balance Sheet Data (at December 31):
Identifiable assets ..........................................         137,019,848         332,921,423       (9,412,615,929)
Cash and cash equivalents ....................................           2,014,100           5,756,658         (980,335,273)
Accounts receivable from related companies ...................             307,946           1,092,779             (718,259)
Investments in related and other companies and goodwill, net .             612,220          35,797,461          (41,765,031)
                                                                  ----------------------------------------------------------
      Total assets ...........................................         139,954,114         375,568,321      (10,435,434,492)
                                                                  ==========================================================
                                                                            Year ended December 31, 2003
                                                                  ------------------------------------------------

                                                                     Other        Eliminations       Consolidated

                                                                     (3) (4)
                                                                      ThCh$            ThCh$              ThCh$
                                                                  ------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers ..............................      9,916,894               --         379,501,213
Intersegment sales ...........................................        101,061         (324,515)                 --
                                                                  ------------------------------------------------
      Total revenues .........................................     10,017,955         (324,515)        379,501,213
                                                                  ------------------------------------------------
Cost of sales ................................................    (11,172,234)              --        (302,670,572)
Operating  income before general corporate expenses ..........     (1,154,279)        (324,515)         76,830,641
General corporate expenses ...................................     (9,705,090)         649,030         (63,294,638)
                                                                  ------------------------------------------------
Operating income (loss) ......................................    (10,859,369)         324,515          13,536,003
Interest income ..............................................     14,228,048      (12,409,742)          3,109,688
Non-operating income .........................................    124,966,258               --         126,925,715
Interest expense .............................................    (30,264,234)      12,409,742         (37,370,784)
Non-operating expense ........................................    (51,608,763)              --         (70,551,370)

Financial Services
Net interest revenue and expenses ............................             --               --                  --
Provision for loan losses ....................................             --               --                  --
Income from services, net ....................................             --               --                  --
Other operating income, net ..................................             --               --                  --
Other income and expenses, net ...............................             --               --                  --
Operating expenses ...........................................             --               --                  --

Price-level restatement, net .................................      1,238,809               --           3,054,362
Income tax ...................................................       (678,667)              --          (2,727,768)
Minority interest ............................................      4,829,766               --           4,052,311
                                                                  ------------------------------------------------
      Net income (loss) ......................................     51,851,848          324,515          40,028,157
                                                                  ================================================

Balance Sheet Data (at December 31):
Identifiable assets ..........................................     34,100,245               --         578,131,198
Cash and cash equivalents ....................................     43,467,392               --          59,794,150
Accounts receivable from related companies ...................      5,354,907               --           8,300,014
Investments in related and other companies and goodwill, net .    794,665,331               --         831,260,199
                                                                  ------------------------------------------------
      Total assets ...........................................    877,587,875               --       1,477,485,561
                                                                  ================================================

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

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 25 - Segment Reporting (continued)

                                                                              Year ended December 31, 2004
                                                                   --------------------------------------------------

                                                                   Financial Services        Food and beverage

                                                                   Banco de Chile (1)     CCU              Indalsa
                                                                         ThCh$            ThCh$             ThCh$
                                                                   --------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers ..............................                 --       435,683,127        1,128,904
Intersegment sales ...........................................                 --             8,486
                                                                   --------------------------------------------------
      Total revenues .........................................                 --       435,691,613        1,128,904
                                                                   --------------------------------------------------

Cost of sales ................................................                 --      (209,818,710)              --
Operating income before general corporate expenses ...........                 --       225,872,903        1,128,904
General corporate expenses ...................................                 --      (165,052,521)      (1,470,162)
                                                                   --------------------------------------------------
Operating income .............................................                 --        60,820,382         (341,258)
Interest income ..............................................                 --           114,776          189,135
Non-operating income .........................................                 --         4,413,767        4,525,429
Interest expense .............................................                 --        (6,143,470)        (781,111)
Non-operating expense ........................................                 --        (4,801,686)      (7,484,119)

Financial Services
Net interest revenue and expenses ............................        349,131,100                --               --
Provision for loan losses ....................................        (43,636,000)               --               --
Income from services, net ....................................        122,574,000                --               --
Other operating income, net ..................................         15,031,900                --               --
Other income and expenses, net ...............................         (7,151,300)               --               --
Operating expenses ...........................................       (251,082,600)               --               --

Price-level restatement, net .................................         (7,734,500)           56,323          272,813
Income tax ...................................................        (19,009,100)       (6,110,965)        (635,529)
Minority interest ............................................             (1,100)       (1,321,082)             147
                                                                   --------------------------------------------------
      Net income (loss) ......................................        158,122,400        47,028,045       (4,254,493)
                                                                   ==================================================

Balance Sheet Data (as of  December 31):
Identifiable assets ..........................................      9,068,289,500       512,984,048       13,366,795
Cash and cash equivalents ....................................        922,677,900        62,366,302        1,878,179
Accounts receivable from related companies ...................                 --         1,402,139        6,332,056
Investments in related and other companies and goodwill, net .          5,606,500        36,808,904        4,367,814
                                                                   --------------------------------------------------
      Total assets ...........................................      9,996,573,900       613,561,393       25,944,844
                                                                   ==================================================

                                                                                    Year ended December 31, 2004
                                                                   ------------------------------------------------------------

                                                                                                                Elimination of
                                                                                                                 Companies not
                                                                    Telecommunications      Manufacturing         Consolidated

                                                                    Telefonica del Sur         Madeco                 (2)
                                                                            ThCh$               ThCh$                ThCh$
                                                                   ------------------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers ..............................           54,845,715          335,373,216         (435,683,127)
Intersegment sales ...........................................                   --              326,999               (8,486)
                                                                   ------------------------------------------------------------
      Total revenues .........................................           54,845,715          335,700,215         (435,691,613)
                                                                   ------------------------------------------------------------

Cost of sales ................................................          (27,257,186)        (286,579,800)         209,818,710
Operating income before general corporate expenses ...........           27,588,529           49,120,415         (225,872,903)
General corporate expenses ...................................          (14,623,270)         (23,038,065)         165,052,521
                                                                   ------------------------------------------------------------
Operating income .............................................           12,965,259           26,082,350          (60,820,382)
Interest income ..............................................              110,757              977,368             (114,776)
Non-operating income .........................................              174,174            1,526,517           (4,413,767)
Interest expense .............................................           (2,870,323)         (11,397,565)           6,143,470
Non-operating expense ........................................             (701,866)          (5,662,044)           4,801,686

Financial Services
Net interest revenue and expenses ............................                   --                   --         (349,131,100)
Provision for loan losses ....................................                   --                   --           43,636,000
Income from services, net ....................................                   --                   --         (122,574,000)
Other operating income, net ..................................                   --                   --          (15,031,900)
Other income and expenses, net ...............................                   --                   --            7,151,300
Operating expenses ...........................................                   --                   --          251,082,600

Price-level restatement, net .................................             (274,581)            (259,878)           7,678,177
Income tax ...................................................           (2,155,780)          (1,597,767)          25,120,065
Minority interest ............................................             (140,011)            (850,169)           1,322,182
                                                                   ------------------------------------------------------------
      Net income (loss) ......................................            7,107,629            8,818,812         (205,150,445)
                                                                   ============================================================

Balance Sheet Data (as of  December 31):
Identifiable assets ..........................................          129,037,182          309,031,217       (9,581,273,548)
Cash and cash equivalents ....................................            8,501,139           13,334,948         (985,044,202)
Accounts receivable from related companies ...................            4,989,597            1,755,434           (1,402,139)
Investments in related and other companies and goodwill, net .              578,208           31,133,441          (42,415,404)
                                                                   ------------------------------------------------------------
      Total assets ...........................................          143,106,126          355,255,040      (10,610,135,293)
                                                                   ============================================================

                                                                               Year ended December 31, 2004
                                                                   ------------------------------------------------
                                                                        Other       Eliminations       Consolidated

                                                                       (3) (4)
                                                                        ThCh$           ThCh$              ThCh$
                                                                   ------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers ..............................        4,933,651              --         396,281,486
Intersegment sales ...........................................          (74,321)       (252,678)                 --
                                                                   ------------------------------------------------
      Total revenues .........................................        4,859,330        (252,678)        396,281,486
                                                                   ------------------------------------------------

Cost of sales ................................................       (7,460,581)             --        (321,297,567)
Operating income before general corporate expenses ...........       (2,601,251)       (252,678)         74,983,919
General corporate expenses ...................................       (7,977,174)        252,678         (46,855,993)
                                                                   ------------------------------------------------
Operating income .............................................      (10,831,103)        252,678          28,127,926
Interest income ..............................................        9,554,460      (8,799,566)          2,032,154
Non-operating income .........................................       69,255,279              --          75,481,399
Interest expense .............................................      (23,507,402)      8,799,566         (29,756,835)
Non-operating expense ........................................      (28,790,567)             --         (42,638,596)

Financial Services
Net interest revenue and expenses ............................               --              --                  --
Provision for loan losses ....................................               --              --                  --
Income from services, net ....................................               --              --                  --
Other operating income, net ..................................               --              --                  --
Other income and expenses, net ...............................               --              --                  --
Operating expenses ...........................................               --              --                  --

Price-level restatement, net .................................          201,409              --             (60,237)
Income tax ...................................................        2,363,200              --          (2,025,876)
Minority interest ............................................       (5,976,490)             --          (6,966,523)
                                                                   ------------------------------------------------
      Net income (loss) ......................................       12,268,786         252,678          24,193,412
                                                                   ================================================

Balance Sheet Data (as of  December 31):
Identifiable assets ..........................................       33,070,754              --         484,505,948
Cash and cash equivalents ....................................       20,242,796              --          43,957,062
Accounts receivable from related companies ...................       (2,741,533)             --          10,335,554
Investments in related and other companies and goodwill, net .      809,218,170              --         845,297,633
                                                                   ------------------------------------------------
      Total assets ...........................................      859,790,187              --       1,384,096,197
                                                                   ================================================

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

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 25 - Segment Reporting (continued)

                                                                             Year ended December 31, 2005
                                                                  ----------------------------------------------------

                                                                  Financial Services           Food and beverage

                                                                  Banco de Chile (1)       CCU               Indalsa
                                                                        ThCh$              ThCh$              ThCh$
                                                                  ----------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers ..............................                  --       492,046,912               --
Intersegment sales ...........................................                  --
                                                                   ---------------------------------------------------
      Total revenues .........................................                  --       492,046,912               --
                                                                   ---------------------------------------------------

Cost of sales ................................................                  --      (235,708,927)              --
Operating  income before general corporate expenses ..........                  --       256,337,985               --
General corporate expenses ...................................                  --      (189,868,073)        (625,779)
                                                                   ---------------------------------------------------
Operating income (loss) ......................................                  --        66,469,912         (625,779)
Interest income ..............................................                  --           800,023          242,570
Non-operating income .........................................                  --         2,447,456           12,206
Interest expense .............................................                  --        (7,412,355)            (981)
Non-operating expense ........................................                  --        (4,905,522)      (4,289,429)

Financial Services
Net interest revenue and expenses ............................         366,985,800                --               --
Provision for loan losses ....................................         (23,663,700)               --               --
Income from services, net ....................................         140,605,000                --               --
Other operating income, net ..................................          10,859,200                --               --
Other income and expenses, net ...............................          (3,474,400)               --               --
Operating expenses ...........................................        (277,747,100)               --               --

Price-level restatement, net .................................         (11,449,800)         (192,552)          (4,340)
Income tax ...................................................         (21,390,900)       (9,114,839)        (338,957)
Minority interest ............................................                (400)           85,004               (2)
                                                                   ---------------------------------------------------
      Net income (loss) ......................................         180,723,700        48,177,127       (5,004,712)
                                                                   ===================================================

Balance Sheet Data (as of December 31):
Identifiable assets ..........................................      10,026,292,600       541,001,090        9,751,983
Cash and cash equivalents ....................................         659,308,100        52,621,375          253,562
Accounts receivable from related companies ...................                             3,257,435        2,910,394
Investments in related and other companies and goodwill, net .           7,160,300        46,392,923        7,389,923
                                                                   ---------------------------------------------------
      Total assets ...........................................      10,692,761,000       643,272,823       20,305,862
                                                                   ===================================================

                                                                                Year ended December 31, 2005
                                                                  ----------------------------------------------------------

                                                                                                             Elimination of
                                                                                                              Companies not
                                                                  Telecommunications    Manufacturing          Consolidated

                                                                  Telefonica del Sur        Madeco                 (2)
                                                                        ThCh$               ThCh$                 ThCh$
                                                                  ----------------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers ..............................         54,724,063         365,470,754         (492,046,912)
Intersegment sales ...........................................                 --              16,746                   --
                                                                  ----------------------------------------------------------
      Total revenues .........................................         54,724,063         365,487,500         (492,046,912)
                                                                  ----------------------------------------------------------

Cost of sales ................................................        (27,207,313)       (313,547,675)         235,708,927
Operating  income before general corporate expenses ..........         27,516,750          51,939,825         (256,337,985)
General corporate expenses ...................................        (14,534,086)        (24,099,429)         189,868,073
                                                                  ----------------------------------------------------------
Operating income (loss) ......................................         12,982,664          27,840,396          (66,469,912)
Interest income ..............................................            396,807             805,116             (800,023)
Non-operating income .........................................            189,639           2,620,753           (2,447,456)
Interest expense .............................................         (2,349,486)         (9,359,495)           7,412,355
Non-operating expense ........................................           (703,493)         (4,937,365)           4,905,522

Financial Services
Net interest revenue and expenses ............................                 --                  --         (366,985,800)
Provision for loan losses ....................................                 --                  --           23,663,700
Income from services, net ....................................                 --                  --         (140,605,000)
Other operating income, net ..................................                 --                  --          (10,859,200)
Other income and expenses, net ...............................                 --                  --            3,474,400
Operating expenses ...........................................                 --                  --          277,747,100

Price-level restatement, net .................................           (462,969)         (2,751,903)          11,642,352
Income tax ...................................................         (2,253,043)         (1,466,780)          30,505,739
Minority interest ............................................           (122,795)           (736,399)             (84,604)
                                                                  ----------------------------------------------------------
      Net income (loss) ......................................          7,677,324          12,014,323         (228,900,827)
                                                                  ==========================================================

Balance Sheet Data (as of December 31):
Identifiable assets ..........................................        120,798,775         306,878,237      (10,567,293,690)
Cash and cash equivalents ....................................          2,238,252           7,791,027         (711,929,475)
Accounts receivable from related companies ...................          1,174,697             941,655           (3,257,435)
Investments in related and other companies and goodwill, net .          4,394,894          28,726,763          (53,553,223)
                                                                  ----------------------------------------------------------
      Total assets ...........................................        128,606,618         344,337,682      (11,336,033,823)
                                                                  ==========================================================

                                                                             Year ended December 31, 2005
                                                                  ------------------------------------------------

                                                                      Other        Eliminations       Consolidated

                                                                     (3) (4)
                                                                      ThCh$             ThCh$             ThCh$
                                                                  ------------------------------------------------
Statement of Income Data:
Sales to unaffiliated customers ..............................       1,772,692              --         421,967,509
Intersegment sales ...........................................         138,938        (155,684)                 --
                                                                  ------------------------------------------------
      Total revenues .........................................       1,911,630        (155,684)        421,967,509
                                                                  ------------------------------------------------

Cost of sales ................................................      (4,170,265)             --        (344,925,253)
Operating  income before general corporate expenses ..........      (2,258,635)       (155,684)         77,042,256
General corporate expenses ...................................      (7,292,962)        155,684         (46,396,572)
                                                                  ------------------------------------------------
Operating income (loss) ......................................      (9,707,281)        155,684          30,645,684
Interest income ..............................................       8,123,701      (6,521,812)          3,046,382
Non-operating income .........................................     101,582,992              --         104,405,590
Interest expense .............................................     (23,658,081)      6,521,812         (28,846,231)
Non-operating expense ........................................     (26,751,716)             --         (36,682,003)

Financial Services
Net interest revenue and expenses ............................              --              --                  --
Provision for loan losses ....................................              --              --                  --
Income from services, net ....................................              --              --                  --
Other operating income, net ..................................              --              --                  --
Other income and expenses, net ...............................              --              --                  --
Operating expenses ...........................................              --              --                  --

Price-level restatement, net .................................      (2,159,957)             --          (5,379,169)
Income tax ...................................................      (2,724,082)             --          (6,782,862)
Minority interest ............................................      (8,468,669)             --          (9,327,865)
                                                                  ------------------------------------------------
      Net income (loss) ......................................      36,236,907         155,684          51,079,526
                                                                  ================================================

 Balance Sheet Data (as of December 31):
Identifiable assets ..........................................      19,490,648              --         456,919,643
Cash and cash equivalents ....................................      85,138,859              --          95,421,700
Accounts receivable from related companies ...................       1,761,737              --           6,788,483
Investments in related and other companies and goodwill, net .     762,880,183              --         803,391,763
                                                                  ------------------------------------------------
      Total assets ...........................................     869,271,427              --       1,362,521,589
                                                                  ================================================

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

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 25 - Segment Reporting (continued)

Depreciation for each of the segments is as follows:

                                                                                           Year ended December 31,
                                                                            -------------------------------------------------------
                                                                                 2003                2004                 2005
                                                                            -------------        -------------        -------------
                                                                                 ThCh$               ThCh$                ThCh$
Segment
Financial Services
   Banco de Chile ...................................................          14,615,168           13,044,800           12,900,000
Food and Beverage
   CCU ..............................................................          42,647,046           42,352,396           40,592,251
   Indalsa ..........................................................           3,118,154               82,374               10,673
Telecommunications
   Telefonica del Sur ...............................................          13,482,679           13,484,257           13,537,296
Manufacturing
   Madeco ...........................................................          13,670,021           13,405,760           12,578,663
Other (1) ...........................................................           2,083,760            1,579,556            1,260,296
Elimination of non-consolidated companies (2) .......................         (57,262,215)         (53,165,032)         (52,156,834)
                                                                            -------------        -------------        -------------
       Total depreciation ...........................................          32,354,613           28,551,547           27,386,928
                                                                            =============        =============        =============

(1) Includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(2)   Includes the elimination of non-consolidated companies CCU and Banco de
      Chile.

Capital expenditures, comprised of additions to property, plant and equipment, for each of the segments were as follows:

                                                                                           Year ended December 31,
                                                                            -------------------------------------------------------
                                                                                 2003                2004                 2005
                                                                            -------------        -------------        -------------
                                                                                 ThCh$               ThCh$                ThCh$
Segment:
Financial Services
   Banco de Chile ...................................................           7,226,514           12,752,800           18,271,500
Food and Beverage
   CCU ..............................................................          26,306,415           33,027,584           44,228,640
   Indalsa ..........................................................             345,150            3,654,808                   --
Telecommunications
   Telefonica del Sur ...............................................           7,689,425            9,208,572            8,162,132
Manufacturing
   Madeco ...........................................................           3,694,158            6,668,922           10,397,948
Other (1) ...........................................................           1,094,232              176,248               95,438
Elimination of non-consolidated companies (2) .......................         (33,450,777)         (45,688,965)         (62,452.232)
                                                                            -------------        -------------        -------------
     Total capital expenditures .....................................          12,905,117           19,799,969           18,703,426
                                                                            =============        =============        =============

(1) Includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(2)   Includes the elimination of non-consolidated companies CCU and Banco de
      Chile.

                         QUINENCO S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Restated for general price-level changes and expressed in constant December 31, 2005 Chilean pesos (Ch$) and US dollars (US$)

Note 25 - Segment Reporting (continued)

Property, plant and equipment for each of the segments were as follows:

                                                                               Years ended December 31,
                                                                        ------------------------------------
                                                                            2004                    2005
                                                                        -------------          -------------
                                                                            ThCh$                   ThCh$
Segment:
Financial Services
   Banco de Chile .............................................           137,446,300            142,449,600
Food and Beverage
   CCU ........................................................           312,103,148            320,479,320
   Indalsa ....................................................             2,841,032                 46,631
Telecommunications
   Telefonica del Sur .........................................           105,501,762             99,726,955
Manufacturing
   Madeco .....................................................           155,676,533            144,864,028
Other (1) .....................................................            20,202,225             12,843,124
Elimination of non-consolidated companies (2) .................          (449,549,448)          (462,928,920)
                                                                        -------------          -------------
     Total property, plant and equipment ......................           284,221,552            257,480,738
                                                                        =============          =============

(1) Includes real estate and hotel administration as well as Quinenco and intermediate holding companies.

(2)   Includes the elimination of CCU and Banco de Chile.

Sales, which relate to non-Financial Service companies, detailed by major geographic areas, were as follows:

Sales (1)                                                                              Years ended December 31,
                                                                      -------------------------------------------------------
                                                                          2003                  2004                  2005
                                                                          ThCh$                 ThCh$                 ThCh$
Chile .........................................................         648,009,942          647,180,159          669,587,814
Argentina .....................................................          58,796,300           68,087,027           99,344,926
Peru ..........................................................          26,332,433           42,293,280           57,438,179
Brazil ........................................................          54,200,346           74,502,085           87,643,502
                                                                      -------------        -------------        -------------
Sub-total .....................................................         787,339,020          832,062,550          914,014,421
Elimination of non-consolidated companies (2) .................        (407,837,807)        (435,781,064)        (492,046,912)
                                                                      -------------        -------------        -------------
     Total ....................................................         379,501,213          396,281,486          421,967,509
                                                                      =============        =============        =============

(1)   The table above does not include Banco de Chile.

(2)   Includes the elimination of CCU.

Note 26 - Subsequent Event

As of April 25, 2006, the Company lost their member of the board of directors of its equity investee Entel S.A. and subsidiaries and consequently, the Company discontinued to account for this investment under the equity method. As of April 2006, the investment in Entel S.A. and subsidiaries is accounted for at cost.

Management is unaware of any other significant subsequent events that have occurred after December 31, 2005, which may affect the Company's financial position or the interpretation of these consolidated financial statements.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles

Accounting principles generally accepted in Chile (Chilean GAAP) vary in certain important respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP.

The principal differences between Chilean GAAP and U.S. GAAP are described below together with explanations, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders' equity.

Under Chilean GAAP, banking operations are not generally consolidated with non-financial businesses primarily due to the dissimilarity of both the nature of the businesses and the related accounting policies. However, under U.S. GAAP consolidation of the Company's banking operations would be required under Statement of Financial Accounting Standards 94 ("SFAS 94"), which deals with the consolidation of all majority-owned subsidiaries. As a result, where appropriate, adjustments to U.S. GAAP of the Company's banking operations are disclosed on a gross basis with a separate adjustment for taxes, providing separate disclosure for items that would impact several balance sheet accounts under U.S. GAAP separated between the Company's banking operations and non-financial businesses.

As described in Note 1, on November 25, 2005, the Company exercised only 50% of its preemptive rights in the capital increase of the then subsidiary Madeco. As such, the Company's ownership interest in Madeco decreased from 51.23% to 47.81%. Under Chilean GAAP, the Company continues to consolidate Madeco, because it has control through the majority of the Board of Directors of Madeco. For U.S. GAAP purposes, while the Company is currently represented though the majority of the Board of Directors of Madeco, it does not legally have the power to elect more than 50% of the Board members should all minority shareholders participate in the election. Thus, under U.S. GAAP beginning on November 25, 2005, the Company no longer consolidates Madeco and began to account for this investment under the equity method.

Additional disclosure required under U.S. GAAP of the consolidation of majority owned subsidiaries and the effects of deconsolidating Madeco is provided in part II to this note. This information has been presented on a Chilean GAAP basis. References below to "the Bank" are to the merged Banco de Chile and Banco Edwards. References below to "SFAS" are to United States Statements of Financial Accounting Standards and references tot "FASB" are to the Financial Accounting Standards Board.

Certain disclosures related to the financial service companies are presented in millions of Chilean Pesos ("MCh$").

I. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts which differ from those that would have otherwise been determined under U.S. GAAP, are as follows:

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(a) Inflation accounting, (continued)

Although the cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2005 was approximately 7.3%, the inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions that have affected the Chilean economy in the past. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to U.S. GAAP.

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

Under U.S. GAAP, companies must account for deferred taxes in accordance with SFAS 109 "Accounting for income taxes" ("SFAS 109"), which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

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

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.For the years ended December 31, 2003, 2004 and 2005 the difference between Chilean GAAP and U.S. GAAP relates to the amortization of the contra asset and liability recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000.

To the extent that the U.S. GAAP adjustments generate temporary differences (i.e. that they will reverse in the future) between the tax basis and the U.S. GAAP basis of assets and liabilities then an adjusting entry to record the appropriate deferred tax impact must be made. For the years ended December 31, 2003, 2004 and 2005, the purchase accounting adjustments, staff severance indemnities, derivatives, the impairment of property, plant and equipment, investment securities, exchange of debt instruments, negative goodwill and certain adjustments relating to the restructuring provisions generated temporary differences and therefore the deferred income tax effect of such adjustments has been recorded. The effect of differences in accounting for deferred taxes on net income and shareholders' equity is included in paragraph I (dd) below and certain disclosures required under SFAS 109 are set forth under paragraph II c) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(c) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company's net income less negative goodwill amortization in the parent company for each year as determined in accordance with Chilean GAAP. Since the payment of the 30% dividend out of each year's income is a legal requirement in Chile, provision has been made in the accompanying U.S. GAAP reconciliation in I (bb) below to recognize this effect as of December 31, 2004 and 2005.

The effects of the accounting for the minimum dividend are shown in the paragraph I (dd) below.

(d) Reversal of the revaluation of property, plant and equipment

As mentioned in Note 2 i), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for each year is shown in paragraph I (dd) below, as follows:

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

Under U.S. GAAP, SFAS 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"), requires that debt and equity securities be classified in accordance with the Company's intent and ability to hold the security, as follows:

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

The Company held a 5.68% ownership interest in Entel at December 2005 (5.69% at December 2003 and 2004). Under Chilean GAAP, the Company has recorded its equity participation in the net income of Entel under the equity method and has recorded goodwill and negative goodwill arising from the various acquisitions of shares. Under U.S. GAAP, this investment would be classified as available-for-sale marketable securities and held at fair value. The effect of the differences in the accounting method is included in paragraph I (dd) below as follows:

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(e) Investment securities (continued)

      (e-1-1) The effects of recording the investments in other companies classified as available-for-sale under U.S. GAAP at their fair value.

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

Under U.S. GAAP, based upon the criteria above, the Company's banking operations have determined that under U.S. GAAP, their investments should be classified as "trading", "available-for-sale" and "held-to-maturity". Consequently, investments classified as permanent are considered to be "available-for-sale" and all other investments are considered to be "trading", with the exception of certain Central Bank securities and other investments, maintained by banking branches in the United States of America, some of which are classified as "held-to-maturity".

The effect of eliminating the market value adjustment for the held to maturity securities is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (dd) below.

(f) Employee severance indemnities

Severance indemnities that subsidiaries have agreed to pay to their employees for years of service have been calculated on a present value basis (accrued cost of the benefit), considering the terms of the contracts, discount rates between 6% and 7% and the estimated remaining service period of each employee until retirement.

For U.S. GAAP purposes, the severance indemnities described above are determined based on the vested benefits to which the employees are entitled if they separate immediately (settlement basis) in accordance with Emerging Issue Task Force 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan ("EITF").

The effect of differences in the accounting for employee severance indemnities is included in paragraph I (dd) below as follows:

      (f-1) The effect of recognizing the short-term portion of the additional liability.

      (f-2) The effect of recognizing the long-term portion of the additional liability.

(g) Deficit during development stage

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor's proportional share of the subsidiary's results of operations are taken to a reserve which forms part of the investor's shareholders' equity. For U.S. GAAP purposes, the deficit in subsidiaries in the development stage isis consolidated and the results of their operations charged directly to income. The effect of differences in accounting methods is included in paragraph I (dd) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(h) Exchange of Debt Instrument

As discussed in Note 16, in July 2005, the Company modified the terms of its UF 2,000,000 long-term bonds payable. Originally, these bonds accrued a real annual interest rate of 6.2% paid semi-annually and had an original maturity of twenty-one years. Under the new terms, these bonds accrue a real annual interest rate of 4.17% paid annually and mature in twenty-one years. The new bonds have a five year grace period on the principal and the balance is paid in sixteen years.

Under Chilean GAAP, this transaction was not deemed an extinguishment of debt and therefore, no deferred issuance costs and debt discount were written off and the debt was recorded in accordance with the new terms. Under U.S. GAAP, in accordance with Emerging Issue Task Force No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instrument ("EITF 96-19"), a modification of a debt instrument by a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument, discounted at the effective interest rate of the original debt, is at least 10 percent different from the present value of the original debt. Accordingly, for U.S. GAAP purposes, the debt was considered to be substantially modified and thus issuance costs and debt discount which had been capitalized related to the original debt have been written off.

The effect for the differences in these accounting methods is included in paragraph I (dd) below.

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

The recognition of liabilities related to a restructuring process under U.S. GAAP is prescribed by SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), effective for disposal activities after December 31, 2002, and EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), applicable prior to the application of SFAS
146. In order to recognize a liability for employee termination benefits and other restructuring costs under both EITF 94-3 and SFAS 146, prior to the date of the financial statements, certain specific conditions must be met or exist.

At December 31, 2003, 2004 and 2005, some of the required conditions had not been met or did not exist with respect to the restructuring process of the Company and certain of its subsidiaries; therefore, an adjustment to reverse a portion of the restructuring provisions was included in the reconciliation to U.S. GAAP in each of those years. The adjustment to reverse the restructuring provisions in each of the three years ended December 31, 2005 is included in paragraph I (dd) below.

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(j) Goodwill (continued)

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired isis recorded as goodwill. Prior to July 1, 2001, under U.S. GAAP, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years.

Under Chilean GAAP, goodwill is amortized over the estimated period of return of the investment made, which may not exceed 20 years. Impairment tests are only performed if there is evidence of impairment. In 2003, the Company performed its annual impairment test under SFAS 142, as a result of that test, the Company booked an amount of ThCh$6,305,562 as of December 31, 2003, related to goodwill impairment in its then subsidiary Madeco, specifically related to its Ficap plant in Brazil. In 2004 and 2005, the impairment test did not result in any write off.

In July and October 2004, the Company's then subsidiary Madeco increased its capital as part of its financial restructuring plan. The Company, however, did not participate in these capital increases, which resulted in a decline of Quinenco's interest held in Madeco from 55.22% to 51.23%, as of December 31, 2003 and 2004, respectively. The non-concurrence to the July 2004 increase generated a gain which under Chilean GAAP was offset by an extraordinary amortization of goodwill. As indicated above, under Chilean GAAP, this extraordinary amortization is accepted, however for U.S. GAAP purposes it needs to be reversed.

As a result of the capital increase made in November 2005 by the then subsidiary Madeco, in which the Company partially participated, the Company amortized ThCh$1,154,875 (historic pesos) of goodwill in Madeco, equivalent to the dilution gain for non-concurrence. The subsidiary Rio Grande also partially participated in this share issue. Therefore it amortized ThCh$546,142 (historic pesos) of goodwill in Madeco, equivalent to the dilution gain for non-concurrence.

The effect of differences in accounting methods for goodwill is included in paragraph I (dd) below.

(k) Negative goodwill

Under Chilean GAAP, prior to the implementation of BT 72, negative goodwill was calculated as the excess of the net book value over the purchase price of companies acquired. Negative goodwill is capitalized as a credit to the balance sheet and amortized over a period not exceeding 20 years.

Under U.S. GAAP, prior to the adoption of SFAS 142, negative goodwill was considered as a reduction of the long-term non-monetary assets (excluding long-term investments in marketable securities) of the acquired company, and if a credit remained after reducing those assets to zero, negative goodwill was recorded on the balance sheet and amortized over the period of expected benefit. However, in the period of adoption, SFAS 142 requires that unamortized negative goodwill be written off and the resulting gain be recognized as an effect of a change in accounting principle. Quinenco adopted SFAS 142 in 2002. The effect of writing-off negative goodwill not allocated to non-monetary assets as recorded under U.S. GAAP in 2002 and the subsequent reversal of negative goodwill amortization recorded under Chilean GAAP in 2003, 2004 and 2005 is set-forth in paragraph I (dd) below.

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

      o The remaining negative goodwill balance was amortized on a straight line basis over 20 years.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(k) Negative goodwill (continued)

Under U.S. GAAP, Quinenco has treated the succession of transactions as a single pre-planned event resulting in the acquisition of an additional 1.8% of Madeco. Under U.S. GAAP, the share purchase has been accounted for as a step acquisition in accordance with SFAS 141 recording assets acquired and liabilities assumed at their estimated fair values, and the excess of the allocated purchase price over the estimated fair value of the net identifiable assets and liabilities acquired recorded as goodwill. To the extent that the fair values of the net assets acquired is higher than the purchase price, the resulting amount is referred to as negative goodwill, which would be considered as a reduction of the long-term non-monetary assets acquired.

This different accounting treatment under U.S. GAAP resulted in the determination of negative goodwill which has been allocated to long-term non-monetary assets. This allocation results in lower carrying values of property, plant and equipment under U.S. GAAP and therefore a lower subsequent depreciation and the reversal of the effects of negative goodwill amortization recorded under Chilean GAAP.

Additionally, in 2005, SM Chile offered Series E shareholders the opportunity to redeem their shares and receive in payment shares of Banco de Chile on a one-for-one basis. The Company exchanged 47,866,985 Series E shares for the same number of Banco de Chile shares. As result of this transaction, under Chilean GAAP, Quinenco recorded a negative goodwill amounting to ThCh$6,593,761. Under U.S. GAAP, the negative goodwill recorded under Chilean GAAP was reversed and the related amortization as recorded under Chilean GAAP has been eliminated from the income statement.

The effects of the U.S. GAAP adjustments related to negative goodwill are included in paragraph I (dd) below as follows:

      (k-1) The write-off of negative goodwill as a cumulative change in accounting principle.

      (k-2) The reversal of negative goodwill amortization on negative goodwill already written off under U.S. GAAP.

      (k-3) The allocation of negative goodwill to the property, plant and equipment

      (k-4) The depreciation of long-term non-monetary assets.

(k-5) Result from non-concurrence in subsidiary's and investee's capital increase

In July and October 2004, the Company's then subsidiary Madeco increased its capital as part of its financial restructuring plan. The Company, however, did not participate in these capital increases, which resulted in a decline of Quinenco's interest held in Madeco from 55.22% to 51.23%, as of December 31, 2003 and 2004, respectively. The non-concurrence to the October 2004 increase generated a loss which under Chilean GAAP was offset by an extraordinary amortization of negative goodwill. This net loss was calculated using the net investment values in Madeco determined under Chilean GAAP, which differ from those investment values determined under U.S. GAAP to be used in this calculation.

In November 2005, the Company, exercised only 50% of their preemptive rights in the capital increase of the then subsidiary Madeco, subscribing for 281,781,913 shares. As a consequence, the Company's direct and indirect ownership interest in Madeco decreased from 51.23% to 47.81%, as of December 2004 and 2005 respectively. The non-concurrence to the November 2005 capital increase generated a loss under Chilean GAAP. This loss was calculated using the Madeco's shareholders equity determined under Chilean GAAP. For U.S. GAAP purposes, Madeco's shareholders equity determined under U.S. GAAP has to be used in this calculation.

The effect for differences in the basis of calculation is included in paragraph I (dd) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(l) Revenue recognition

Under Chilean GAAP revenue is recognized at the time that goods are shipped. Revenue, which the Company has billed and collected in advance, is deferred until the related goods are shipped. Under U.S. GAAP and in accordance with SEC Staff Accounting Bulletin ("SAB") 104, revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, the seller's price is fixed or determinable, collectibility is reasonably assured and delivery has occurred. Delivery is considered to have occurred when the customer has taken title and the customer assumes risks and rewards of ownership of the products. The company's subsidiary Telsur has performed an evaluation of itss revenue recognition as of December 2003, 2004 and 2005, and concluded that revenues under Chilean GAAP are recognized with no significant differences to EITF 00-21 "Revenue Arrangements with multiple deliverables", therefore no U.S. GAAP adjustment was made. The Company's then subsidiary, Madeco, recorded revenue on certain export sales, whose terms are CIF, for which delivery had not occurred under U.S. GAAP, in 2002. Following the issuance of Technical Bulletin No.70 this U.S. GAAP difference reversed in 2003 and the U.S. GAAP adjustment to shareholders' equity as of December 31, 2004 and 2005 is zero.

The effect of the differences in the accounting method is included in paragraph I (dd) below.

(m) Executive incentive plan

During 2000, Quinenco established an executive incentive plan for eligible employees. Under the plan, Quinenco granted a loan to employees to acquire shares of the Company's stock and the stock of some of its subsidiaries at fair market value. Under both Chilean and U.S. GAAP, the aggregate loan was deducted from equity. However, under U.S. GAAP, the dividends paid to employees under the plan should be treated as compensation cost and the monetary correction should be credited to paid-in capital.

The effect of the differences in accounting for executive incentive plans is included in paragraph I (dd) below.

(n) Effects of U.S. GAAP adjustments in equity investees

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

Under U.S. GAAP, in accordance with Accounting Principles Board Opinion ("APB") 18, the Equity Method for accounting for Investments in Common Stock, the carrying amount of an investment accounted for under the equity method is initially recorded at cost and shown as a single amount in the balance sheet of the investor. It is adjusted to recognize the investor's share of the earnings or losses of the investee determined under U.S. GAAP subsequent to the date of investment. The investment reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate intercompany gains and losses and to account for the differences, if any, between the investor's cost and the underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect the investor's share of changes in the investee capital accounts.

On November 25, 2005, the Company exercised only 50% of its preemptive rights in the capital increase of the investee Madeco. As such, the Company's ownership interest in Madeco decreased from 51.23% to 47.81%. Under Chilean GAAP, the Company continues to consolidate Madeco, because it has control through the majority of the Board of Directors of Madeco. For U.S. GAAP purposes, while the Company is currently represented though the majority of the Board of Directors of Madeco, it does not legally have the power to elect more than 50% of the Board members should all minority shareholders participate in the election. Thus, under U.S. GAAP, the Company consolidated eleven months of operations of Madeco and one month under the equity method.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(n) Effects of U.S. GAAP adjustments in equity investees (continued)

The differences between recognizing the investor's share of the earnings of investees under Chilean GAAP and under U.S. GAAP for the Company's investments in Madeco and CCU, in which the Company had a 47.81% and a 30.8% economic interest, respectively, as of December 31, 2005 is included in paragraph I (dd) below. The significant differences between Chilean and U.S. GAAP relate to the following:

      (n-1) Revaluations of property, plant and equipment

      (n-2) Fixed assets held for sale

      (n-3) Gain on sale of land

      (n-4) Deferred income taxes

      (n-5) Goodwill

      (n-6) Trademarks

      (n-7) Staff severance indemnities

      (n-8) Capitalization of interest

      (n-9) Capitalization of financing costs

      (n-10) Comprehensive income

      (n-11) Development stage results of operations

      (n-12) Investment in Vina Dassault San Pedro S.A.

      (n-13) Acquisition of additional interest in Optel

      (n-14) Reversal of impairment loss

      (n-15) Stock option plan

(o) Impairment of fixed assets in Madeco

For the year ended December 31, 2001, Madeco recorded a provision for impairment related to property, plant and equipment to be held and used in Argentina. Under Chilean GAAP during the year ended December 31, 2002, Madeco reassessed this impairment provision based on an improvement in the economic situation in Argentina and reversed ThCh$7,177,457 related to this provision. Under U.S. GAAP, SFAS 144 does not allow the reversal of impairment losses for such assets. Therefore, the income relating to the release of the provision was included in the reconciliation to U.S. GAAP for the year ended December 31, 2002. In the years ended December 31, 2003, 2004 and 2005, Madeco has reversed the depreciation of the incremental value of these fixed assets as they are recorded under Chilean GAAP.

The effects of this difference between Chilean and U.S. GAAP have been included in the reconciliation to U.S. GAAP in paragraph I (dd) below.

(p) Derivatives

(p-1) Accounting under SFAS 133

The Company uses derivatives for hedging purposes. These derivatives are considered accounting hedges under Chilean GAAP. Under Chilean GAAP the accounting treatment of hedging activity is similar to the accounting treatment of fair value hedges and cash flow hedges under SFAS 133 Accounting for Derivative Instruments and Hedging Activities, however, the documentation and hedge effectiveness requirements under Chilean GAAP are not as burdensome as under SFAS 133. Under SFAS 133 to qualify for hedge accounting strict requirements need to be met, including hedge documentation and effectiveness tests. The Company does not have the documentation and hedge effectiveness requirements in place to qualify for hedge accounting. Therefore, all derivative instruments have been accounted at fair value with changes in fair value recognized in earnings for U.S. GAAP purposes.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(p-1) Accounting under SFAS 133 (continued)

The Company has designated under Chilean GAAP certain non-derivative financial instruments as hedges of the foreign currency exposure of net investments in foreign operations. The gain or loss on the non-derivative financial instrument that is designated as a hedging instrument in a net investment hedge is reported as a translation adjustment to the extent it is effective as a hedge, any ineffectiveness is recorded in earnings. This accounting treatment is consistent with SFAS 133.

SFAS 133 also requires that certain embedded derivatives be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivative instruments. Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements under Chilean GAAP. As of December 2003, 2004 and 2005, the Company has no embedded derivatives.

The effects of the adjustment with respect to derivatives for the years ended December 31, 2003, 2004 and 2005 is included in the net income and shareholders' equity reconciliation to U.S. GAAP under paragraph I (dd) below.

(p-2) Non-Financial Services

In its non-financial services operations, the Company maintains forward foreign exchange contracts and foreign exchange swap contracts to cover the risks of fluctuation in foreign exchange between the U.S. dollar and the Chilean peso and the U.S. dollar and the Brazilian real.

Under Chilean GAAP, these foreign forward exchange contracts and swaps exchange rate contracts have been recorded on the balance sheet using an estimate of forward exchange rates as of the balance sheet date, with gains and losses included in earnings as Other non-operating income and expense. The initial discount or premium is amortized over the life of the contract as interest expense.

Under U.S. GAAP, contracts that are designated by management as hedges of future cash flow or forecasted transactions in Chilean GAAP do not meet the conditions to be considered as true accounting hedges. Accordingly, for U.S. GAAP purpose these contracts have been recorded at fair value with changes in fair value recorded directly in the consolidated statement of income as of December 31, 2003, 2004 and 2005.

(p-3) Financial Services

In terms of the Company's banking operations, the use of derivatives in Chile is regulated by the Chilean Central Bank, which requires that all foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. Additionally, The Chilean Superintendency of Banks' guidelines require that the Company's banking operations accounts for forward contracts between foreign currencies and the U.S. dollar, or between the U.S. dollar and the Chilean peso, or the UF, at the closing spot exchange rate. Any initial discount or premium is amortized over the life of the contract. Interest rate swap agreements are treated as off-balance-sheet financial instruments. The net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate.Currently, Chilean banks are permitted to use foreign exchange forward contracts (covering either foreign currencies against the U.S. dollar, the UF against the Chilean peso or the UF and the Chilean peso against the U.S. dollar), forward rate agreements and interest rate swaps.

The Company's banking operations enter into derivative transactions for their own account and to meet customers' risk management needs. Generally, the Company's banking operations enter into forward contracts in U.S. dollars against the Chilean peso or the UF, however, occasionally, forward contracts are also made in other currencies, but only when the Company's banking operations act as intermediary.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(p-3) Financial Services (continued)

Under U.S. GAAP, the Company's banking operations applies SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (collectively "SFAS 133"), which established comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

Under U.S. GAAP, the Company's banking operations record their entire portfolio of swap agreements at their estimated fair value and forward contracts between the U.S. dollar and the Chilean peso or UF at the fair value based on the forward exchange rate.

While the Company's banking operations enter into derivatives for the purpose of mitigating their global interest and foreign currency risks, these operations do not meet the strict documentation requirements to qualify for hedge accounting under U.S. GAAP, except for certain option contracts, which as of December 31, 2004 and 2005, had been designated by the Company's banking operations' U.S. branches as fair value hedges. As of December 31, 2003, the branches abroad did not designate any derivatives as hedges. Changes in the fair values of all derivative instruments are reported in earnings when they occur.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Company's banking operations separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts and instruments that the Company's banking operations has, which have implicit or explicit terms that must be separately accounted for at fair value, are service type contracts related to computer and other service agreements.

The effects of the differences in accounting for derivative instruments between Chilean and U.S. GAAP on the consolidated net income and shareholders' equity of the Company's banking operations are included in paragraph I (dd) below.

(q) Fair value of Financial Service assets and liabilities acquired in business combinations

Under Chilean GAAP, prior to the implementation of BT 72, assets acquired and liabilities assumed in a business combination are recorded at their carrying value, and the excess of the purchase price over the carrying value is recorded as goodwill. Under U.S. GAAP, in a business combination accounted for under the purchase method of accounting, the acquired company's identifiable assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company. If, after the assets and liabilities of the acquired company have been adjusted to their fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(q) Fair value of Financial Service assets and liabilities acquired in business combinations (continued)

Two significant business combinations have taken place, which affect these financial statements; on March 27, 2001 Quinenco purchased a controlling stake in Banco de Chile and on January 1, 2002, Banco de Chile merged with Banco Edwards. Under the accounting treatment that is applicable under U.S. GAAP for the merger of the two banks, to the extent that Banco de Chile shares or cash (in the case of fractional shares) were exchanged for Banco Edwards shares held by parties other than LQIF a wholly owned subsidiary of Quinenco, purchase accounting has been used to record the transaction. As a result and due to the fact that Quinenco consolidates with Banco de Chile, the adjustment to fair value of the assets and liabilities of Banco Edwards of that portion not held by LQIF, at the time of the merger has been included in the reconciliation to U.S. GAAP, net of amortization and depreciation where applicable.

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

(q-1) Core deposits, brand and other intangibles

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the value of its long-term customer relationships (core deposit intangibles) in estimating the fair value of its deposits. In addition, independent valuations were carried out to assess the value of the brand names and other intangible assets. The effect of recording such assets at their fair value and their subsequent amortization is recorded in paragraph I (dd) below as follows:

      (q-1-1) The effect of recording the initial fair value of core deposits, brand and other intangibles.

      (q-1-2)     The effect of recording their subsequent amortization.

(q-2) Fair value of bank premises and equipment

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the fair value of the Banks' tangible assets such as the Head Office and other owned branches. The effect of recording such assets at their fair value and their subsequent amortization is recorded in paragraph I (dd) below as follows:

      (q-2-1) The effect of recording the initial fair value of bank premises and equipment.

      (q-2-2)     The effect of recording their subsequent amortization.

(q-3) Fair value of loans

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the fair value of the Company's banking operations' loan portfolios based on future cash flows and using market based discount rates. The effect of recording the loan portfolio at fair value and their subsequent amortization is recorded in paragraph I (dd) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(q-4) Fair value of subordinated debt obligation

In determining the fair value of the assets and liabilities of Banco de Chile, the Company has considered the fair value of the subordinated debt arising from the economic crisis in 1982-1983. At that time Banco de Chile sold certain of its non-performing loans to the Chilean Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt of each participating bank issued in favor of the Central Bank. In 1996, a reorganization was undertaken under which Banco de Chile was converted to a holding company named SM Chile that in turn organized a new wholly-owned banking subsidiary named Banco de Chile to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. SM Chile then created a second wholly owned subsidiary, SAOS, that pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank which replaced the Central Bank subordinated debt in its entirety.

Under Chilean GAAP, as explained in Note 2 a), the Company is not required to record Banco de Chile's subordinated debt obligation on its books and as a result it was not considered in the determination of goodwill under Chilean GAAP. Under U.S. GAAP, the Company recorded the subordinated debt obligation at fair value in connection with the purchase accounting for the acquisition of the bank. The effect of recording the subordinated debt at fair value is recorded in paragraph I (dd) below.

(q-5) Fair value of other financial assets and liabilities

In determining the fair value of the assets and liabilities of Banco de Chile and Banco Edwards, the Company has considered the value of its other financial assets and liabilities such as financial investments, mortgage finance bonds and deposits. The effect of recording such assets and liabilities and their subsequent adjustment to interest yield is recorded in paragraph I (dd) below as follows:

      (q-5-1) The effect of recording other interest bearing liabilities at fair value.

      (q-5-2)     The effect of recording other liabilities at fair value.

      (q-5-3)     The effect of recording other assets at fair value.

      (q-5-4)     The effect of recording deposits at fair value.

(r) Loan origination fees and costs

Under Chilean GAAP, in accordance with regulations issued by the SBIF, beginning January 1, 2001, the Company's banking operations began to defer and amortize certain loan fee income and loan origination costs over the term of loans to which they relate, and the period that the services are performed. In prior years, the Company's banking operations recognized origination fees on credit card loans, lines of credit and letters of credit when collected and recorded the related direct costs when incurred. Under SFAS 91, "Accounting for Nonrefundable Fees and Costs Associated with Origination of Acquiring Loans and Initial Direct Costs of Leases", loan origination fees and certain direct loan origination costs should be recognized over the term of the related loan as an adjustment to yield. As of December 31, 2002, the accounting treatment applied under Chilean GAAP is considered similar to U.S. GAAP and therefore this difference has reversed. The effect of accounting for net loan origination fees in accordance with U.S. GAAP is included in the reconciliation of consolidated net income in paragraph I (dd) below.

(s) Investments in other companies

The Company's banking operation participates in shared service companies with other banks in the Chilean financial system, through equity investments each of which represents an ownership interest of less than 20% in a particular company. Under Chilean GAAP, these investments have been accounted for under the equity method. As these investments are long-term in nature and are not traded, under U.S. GAAP these investments would generally be accounted for at cost less any non-temporary impairment in value. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (dd) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(t) Assets received in lieu of payment

Under Chilean GAAP, assets received in lieu of payment by the Company's banking operations are carried at cost and have been restated for price-level changes, less a global valuation allowance if the total of the market value of those assets is lower than the carrying amount. Market value is determined based on appraiser valuations, as required by the SBIF. If the asset is not sold within one year, then recorded asset amounts must be written-off on at least a straight-line basis over the following 12-month period.

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph I (dd) below.

(u) Mortgage finance bonds

Under Chilean GAAP, other financial investments include mortgage finance bonds issued by the Company's banking operations and held for future sale. Effective October 31, 2002, the Company's banking operations modified their accounting treatment of financial investments in mortgage finance bonds issued by the Company's banking operations in accordance with the instructions of the SBIF, reducing from assets the amount recorded for mortgage finance bonds issued by the Company's banking operations, including a market value adjustment, and from liabilities, the respective mortgage finance bond obligation. Under U.S. GAAP, this accounting treatment has always been applied.

In addition, as under U.S. GAAP, mortgage finance bonds are offset against the corresponding liability for periods before 2002, the market value adjustment applied under Chilean GAAP before the accounting change would not have been made under U.S. GAAP.

The effects of this difference between Chilean and U.S. GAAP have been included in the reconciliation to U.S. GAAP in paragraph I (dd) below.

(v) Allowance for loan losses

The following note relates to the Company's banking operations and amounts stated are rounded to millions of Chilean pesos.

      1) Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the Superintendency of Banks. Under U.S. GAAP allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The Company's banking operations have estimated their required reserve under U.S. GAAP in the following manner:

      o Allowances for commercial loans and leasing operations classified in loan risk category A1, A2, A3 and B (A and B under regulations in effect until January 1, 2004), which were not considered impaired under SFAS 114, Accounting by Creditors for Impairment of a Loan, were analyzed and adjusted, if necessary, to reflect the estimated losses not identified based on individual credit analysis. The estimations were performed using historical loan data, in order to estimate the inherent losses in the Company's banking operations' loan portfolio, using patterns and trends based upon historical changes in loan classifications ("migration analysis").

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

o In addition, specific allowances were determined for loans on the following basis:

      i) Commercial loans and leasing operations greater than UF5,000 (approximately MCh$90), which were considered impaired in accordance with the criteria established by SFAS 114, were valued at the present value of the expected future cash flows discounted at the loan's effective contractual interest rate, or at market rates in the case of those loans that were considered to be collateral dependent.

      ii) Allowances for commercial loans and leasing operations which were under UF5,000 (approximately MCh$90) (i.e. those loans which were not considered in the above SFAS 114 analysis), were calculated using the weighted average loan provision, by loan classification, as determined in i).

      iii) Allowances for loan losses for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral.

Based on the preceding estimation process, the Company's banking operations computed their allowance for loan losses under U.S. GAAP and compared this estimate with the reported allowance determined in accordance with the guidelines established by the Superintendency of Banks. The additional loan loss allowance (voluntary allowances under previous regulations) was deducted from the reserve requirements under U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment, as follows:

                                                                                   As of December 31,
                                                                                 ----------------------
                                                                                   2004          2005
                                                                                   MCh$          MCh$
U.S. GAAP loan loss reserve .................................................     119,998       102,970
Less: Chilean GAAP loan loss allowance as required by the SBIF (1) ..........    (159,318)     (141,305)
                                                                                 ----------------------
U.S. GAAP adjustment ........................................................     (39,320)      (38,335)
                                                                                 ======================

----------
(1) A reclassification of MCh$(42) was made to the 2004 Chilean GAAP amounts in order to conform with the 2005 presentation.

The effects of adopting SFAS 114 are included in the reconciliation included in paragraph I (dd) below.

      2) Recognition of income

As of December 31, 2003, 2004 and 2005, the recorded investment in loans for which impairment had been recognized in accordance with SFAS 114 totaled MCh$343,006, MCh$464,508 and MCh$379,239, respectively, with a corresponding valuation allowance of MCh$129,947, MCh$97,297 and MCh$71,135, respectively. For the years ended December 31, 2003, 2004 and 2005, the average recorded investment in impaired loans was MCh$363,142, MCh$522,770 and MCh$409,282, respectively. For the years ended December 31, 2004 and 2005, the Bank recognized interest on impaired loans of MCh$40,405 and MCh$44,121, respectively. Comparative information for the year ended December 31, 2003 is not available. The Bank recognizes interest on impaired loans on an accrual basis, except for past due loans for which the Bank recognizes interest on a cash basis. As of December 31, 2004 and 2005, the Bank had made provisions against all loans which it considered to be impaired.

      3) Loan loss recoveries

Under U.S. GAAP, recoveries of loans previously charged-off are presented as a reduction of the provision for loan losses. Under Chilean GAAP, until 2003, such recoveries were recognized as other income. Beginning 2004, such recoveries are presented as a reduction of the provision for loan losses.

The following presents an analysis under U.S. GAAP of the changes in the allowance for loan losses during the periods presented.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Allowance for loan losses (continued)

                                                                                       2003         2004         2005
                                                                                       MCh$         MCh$         MCh$
Allowance for loan losses in accordance with U.S. GAAP, as of January 1, .......      208,727      159,795      119,998
Price-level restatement (1) ....................................................       (2,918)      (4,774)      (5,684)
Loan loss recoveries ...........................................................       26,963       34,950       32,986
Charge-offs ....................................................................     (102,082)    (102,626)     (67,343)
Allowances for loan losses established .........................................       30,650       34,266       24,605
Allowances for loan losses released ............................................       (1,545)      (1,613)      (1,592)
                                                                                     ----------------------------------
     Balances as of December 31, ...............................................      159,795      119,998      102,970
                                                                                     ==================================

----------
(1) Reflects the effect of inflation and exchange rate changes of branches abroad on the allowance for loan losses under Chilean GAAP at the beginning of each period, adjusted to constant pesos of December 31, 2005.

      4) Charge-offs

Under Chilean GAAP, the Company's banking operations charges-off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

      - 24 months after a loan is past due (3 months after past due for consumer loans) for loans without collateral;

      -     36 months after a loan is past due for loans with collateral.

Under U.S. GAAP, loans should be written-off in the period that they are deemed uncollectible. Company's banking operations believes that the charge-off policies it applies in accordance with Chilean GAAP are generally the same as those required under U.S. GAAP.

(w) Minority interest

The effects on the minority interest of the U.S. GAAP adjustments in subsidiaries that are not wholly-owned by the Company have been reflected in Minority interest and are included in paragraph I (dd) below.

(x) Interest on Subordinated Debt

Through acquisitions, the Company has assumed a portion of the subordinated debt obligation owed to the Chilean Central Bank by the predecessor company of Banco de Chile relating to the economic crisis in Chile during 1982 - 1983. The Company's indirect subsidiary Sociedad Administradora de la Obligacion Subordinada S.A., or SAOS, is solely responsible for this Central Bank indebtedness and there is no recourse to either the Company's banking operations or its immediate parent company SM Chile. The Central Bank indebtedness has a term of 40 years providing for equal annual installments and a pledge of certain Banco de Chile shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF.

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(x) Interest on Subordinated Debt (continued)

Under Chilean GAAP, the charge made against income is limited to the amount of dividends that will be paid by Banco de Chile the following April without consideration as to whether such amount is considered sufficient to cover the installment due, principal or interest repayments. Any capital and interest payments are charged to the income statement of SM Chile. Instead dividends and consequently the subordinated debt provision are recorded based on the net income of the operations of Banco de Chile.

Under U.S. GAAP, long-term liabilities meeting the definition described in Concepts Statement 6, including the subordinated debt obligation, must be recorded on the balance sheet and accrue interest. To the extent that the subordinated debt obligation was assumed as part of the consideration paid for the acquisition of the Bank based on fair values, the resulting discount on the liability should be reported in the balance sheet as a direct deduction from the face amount of the obligation. Under U.S. GAAP any repayments of principal serve to reduce the liability and are not to be included in net income for the period, while interest repayments are recorded based on the effective interest rate.

(y) Elimination of discontinued operations

Lucchetti Chile

As of December 31, 2003, the Company was in negotiation with a third party to sell its subsidiary in the food and beverage operating segment, Lucchetti Chile. As of that date, the group of assets to be disposed of was considered as discontinued, as the following conditions had been met in accordance with SFAS 144 Accounting for the Impairment or Disposal of Long Lived Assets.

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

Accordingly, Lucchetti Chile was considered as "discontinued" and an assessment was made of the difference between the purchase price and the book value of the subsidiary. Under Chilean GAAP, as the purchase price was higher than the carrying value, no provision has been made, as of December 31, 2003, for the difference between the final purchase price and the book value at the date of the sale. Under U.S. GAAP, no adjustment has been made to reduce the subsidiary to its fair value less selling costs. Lucchetti Chile was sold in March 2004.

Indalsa Peru (formerly Lucchetti Peru)

As of December 31, 2003 the Company had been forced to abandon the operations of its overseas subsidiary Indalsa Peru due to the government action described in
Note 20 b). Accordingly, Indalsa Peru was considered abandoned and therefore disclosed as discontinued operations as of December 31, 2003, 2004 and 2005, respectively.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(y) Elimination of discontinued operations (continued)

Hoteles Carrera

As discussed in Note 1, Hoteles Carrera previously operated a chain of five hotels in Chile. At the end of 2003, it sold its main hotel located in Santiago to the Chilean government. In 2004, Hoteles Carrera did not renew the leases it had on three hotels it operated in the north of Chile. In 2005, Hoteles Carrera sold its remaining hotel, Hotel Araucano in Concepcion, on June 29, 2005, and subsequent to this date, the Company ceased to maintain any significant continuing involvement in the operations of this business. Therefore under U.S. GAAP, Hoteles Carrera, has been considered a discontinued operation.

Alufoil

During 2004 and 2005 the Company's then subsidiary Madeco disposed substantially all of its assets of its subsidiary Alufoil S.A., a Chilean subsidiary that produced mass consumer flexible packaging products such as aluminum foil, trash bags and plastic wrap and did not maintain any continuing involvement in the operations of this component after the final disposal transaction. As a result of the disposal under U.S. GAAP, the results of operations of that component have been accounted for as discontinued operation.

The relevant disclosures relating to such operations for both current and prior periods have been included in paragraph II (j) below. The effect of restating for discontinued operations is included in the net income reconciliation to U.S. GAAP under paragraph I (dd) below.

(z) Recoverable taxes in Madeco

At December 31, 2003, under Chilean GAAP the then subsidiary Madeco S.A. provided for the amount of the tax refund resulting from the 2003 tax loss carry-forward, given the fact that, at the date of issuance of the Chilean GAAP financial statements, the tax refund requested for the prior year had not been received, as it was under review by the Chilean Internal Revenue Service.

In June 2004, the Chilean Internal Revenue Service authorized the partial refund of the request submitted for 2003 amounting to ThCh$1,613,445. Under U.S. GAAP purposes, the partial refund represented a subsequent event to the issuance of the Chilean GAAP financial statements that provided additional evidence with respect to conditions that existed at the date of the balance sheet. As a result, considering this information that became available prior to the issuance of the financial statements included in the 2003 Form 20-F, the reconciliation to U.S. GAAP included this change in the allowance for doubtful recovery of such tax loss carry-forward based on the new evidence available. Under Chilean GAAP, this refund was recorded during the year ended December 31, 2004.

(aa) Acquisition of additional interest in Optel Ltda.

Prior to March 31, 2005 the Company's then subsidiary, Madeco held a 50% participation in the fiber-optic company Optel Ltda. ("Optel") joint venture with Corning International Corporation. In November 2003 based on arbitration ruling the joint venture agreement was declared lawfully terminated. As a result, the Company's then subsidiary Madeco lost the ability to appoint Optel's management and was required to initiate the liquidation of Optel. Madeco deconsolidated this entity and recorded a write-down of its investment in Optel in December 2003 and provided for expected costs related to the litigation with Corning and the forced liquidation of Optel .

On March 31, 2005, through its indirect subsidiary Madeco Brasil Ltda., Madeco signed an agreement with Corning whereby it acquired, for the nominal price of 1 Brazilian real, Corning's 50% interest in Optel and also renegotiated and repaid indebtedness owed by Optel to its creditors. Under Chilean GAAP, as a result of that step acquisition Madeco once again gained control over Optel and reversed through 2005 net income the impairment previously recorded in 2003. Under BT 72 the excess of the net assets acquired over the cost of acquisition referred to as "negative goodwill" was recorded in the step acquisition of an additional 50% interest in Optel in 2005.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(aa) Acquisition of additional interest in Optel Ltda. (continued)

This negative goodwill is being amortized on a straight-line basis over a period of 20 years.

Under U.S. GAAP the impairment write-offs on investments are not be reversed for improvements in the situation affecting the underlying investment, also the negative goodwill determined on the step acquisition of an additional 50% interest in Optel in 2005 would have been allocated as a reduction of the non-current assets (property, plant and equipment) in accordance with SFAS 141 Business Combinations..

In addition, under Chilean GAAP, certain payables due to then Quinenco Group companies were considered identifiable liabilities assumed during the additional 50% step acquisition in Optel. Those payables resulted principally from reimbursements payable for expenses incurred by other entities controlled by Madeco on behalf of Optel during the period when this investment was not controlled by the Company. In addition, as a result of regaining control and renegotiating Optel's indebtedness the Company released into income the allowances against receivables due from Optel that were recorded in the moment of losing control over it in 2003. Under U.S. GAAP, purposes the above mentioned payables represented no additional benefit or incremental liability to the acquirer and therefore no portion of the purchase price would be allocated to such amounts. Consequently, the amount of the net assets acquired under U.S. GAAP is different than under Chilean GAAP. This difference also affected the determination of the amount of excess of the net assets acquired over the cost of acquisition that reduced the amount of property, plant and equipment.

The differences between Chilean GAAP and U.S. GAAP as of and for the year ended December 31, 2005 related to the accounting for the acquisition of 50% participation in Optel are included in paragraph I (dd) below and are as follows:

(i) The reversal of negative goodwill and its amortization recorded under Chilean GAAP in the amounts of ThCh$509,281 and ThCh$(19,098), respectively;

(ii) The reversal of the impairment write-up recognized under Chilean GAAP in the amount of ThCh$(509,281);

(iii) The effects of reducing depreciation expense, due to the proportionate allocation of the excess of acquisition cost (including effect of elimination of intercompany balances and its effect in income) to property, plant and equipment in the net amount of ThCh$(1,299,275)

(bb) Gain on sale of subsidiary shares

On March 20, 2003, at an extraordinary shareholders' meeting, Banco de Chile's shareholders approved the establishment of a share repurchase program to be conducted on the various Chilean stock exchanges on which its shares are listed and/or through a tender offer conducted in accordance with the Chilean Corporations Law. The program began on April 26, 2004 and was scheduled to last for 24 months.

In April 2004, Banco de Chile repurchased 2.5% (1,702 million shares) of treasury stock for Ch$31 per share. As the Company did not participate in the repurchase transaction (i.e. did not sell any of the shares it owned back to Banco de Chile) its effective ownership interest increased following the acquisition of the shares from other non-controlling shareholders.

In 2005, Banco de Chile placed the same number of shares which had been repurchased in 2004 to the market over the stock exchange at a price of Ch$33.86. The Company did not participate in the repurchase transaction (i.e. did not acquire the treasury stock placed to the market in during 2005) and as a result the Company's effective ownership interest decreased following the acquisition of the shares by the other non-controlling shareholders;

As described in Note 18, under Chilean GAAP, the acquisition of treasury shares and their subsequent resale resale by Banco de Chile did not impact net income. In accordance with BT 72 as these changes are not the result of a capital increase of the investee they do not have an effect on profit and loss.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(bb) Gain on sale of subsidiary shares (continued)

Under U.S. GAAP, in accordance with SAB 5, sales of stock by a subsidiary that decrease the investor's ownership of the subsidiary in which the offering price per share exceeded the investor's carrying amount per share of subsidiary stock are reflected as a gain in the consolidated income statement of the parent. The effects of the differences in accounting between Chilean GAAP and U.S. GAAP are included in paragraph I (dd) below.

(cc) Stock option plan

At the Extraordinary Meeting of Shareholders of the Company's then subsidiary, Madeco, held on November 14, 2002, shareholders approved a stock option plan, which was adopted by Madeco's Board of Directors on January 28, 2003. This incentive plan authorized the issuance of up to 493,334,000 shares of Madeco common stock in connection with the plan.

On April 24, 2003, the Company's then subsidiary Madeco granted stock options to certain employees to purchase 182,147,724 shares of Madeco stock. The options exercise period was from September 30, 2004 to November 30, 2004, assuming the employee continued service to that date, with an exercise price of Ch$24 per share. On October 29, 2004, the executives exercised the portion of the stock options and subscribed 182,147,724 shares at the price of Ch$24 per share, which was paid with their own resources on that same date. The corresponding capital increase of ThCh$4,371,545 (historic) was recognized in the financial statements.

At an Extraordinary Shareholders' Meeting held on December 22, 2004, it was agreed to modify the placement value of the remaining 311,186,276 shares of the compensation plans, setting a new strike price of Ch$60 per share.

On January 25, 2005 Madeco's Board of Directors agreed to a separate stock option plan of 130,000,000 shares for certain executives. The exercise price was set at Ch$ 60 per share. This plan commenced on May 20, 2005 when the stock option contracts were issued. Under Chilean GAAP, the stock options were recognized at the fair value of ThCh$263,500 determined using the "Black-Scholes-Merton" model as of the grant date (January 25, 2005).

On August 31, 2005, the above mentioned contracts signed on May 20, 2005 were nullified and Madeco recorded in income the unamortized amount of the fair value of the options. The cancellation of these options resulted in the Company's former subsidiary Madeco S.A. being required to recorded in income the unamortized amount of the fair value of the options.

Under U.S. GAAP the Company applies APB 25, which requires the recognition of the compensation cost to the extent of the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Consequently fair value of the stock options recorded in income under Chilean GAAP was reversed.

The difference between Chilean GAAP and U.S. GAAP are included in paragraph (dd) below.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(dd) Effects of conforming to U.S. GAAP

The adjustments to reported net income required to conform with U.S. GAAP are as follows (parenthetical references are to Note 27 part I):

                                                                                               Year ended December 31,
                                                                                      -----------------------------------------
                                                                                         2003           2004           2005
                                                                                      -----------    -----------    -----------
                                                                                         ThCh$          ThCh$          ThCh$
Net income (loss) as shown in the Chilean GAAP financial statements .............      40,028,157     24,193,412     51,079,526
NON-FINANCIAL SERVICES
  Deferred income taxes (paragraph b) ...........................................       1,616,911     (1,253,836)    (2,036,025)
  Reversal of depreciation of the revaluation of property, plant and
     equipment (paragraph d) ....................................................       9,536,246        (90,929)       202,771
  Reversal of effects for investment in Entel (paragraph e-1-2) .................      (3,712,238)    (1,745,598)     8,142,878
  Employee severance indemnities (paragraph f) ..................................      (1,440,241)      (628,886)        90,253
  Deficit during development stage (paragraph g) ................................        (293,577)      (808,849)    (1,497,336)
  Exchange of Debt Instruments (paragraph h) ....................................              --             --     (1,362,947)
  Restructuring costs (paragraph i) .............................................        (113,196)       (45,539)      (170,125)
  Goodwill (paragraph j)
     Impairment of goodwill .....................................................      (6,305,562)            --             --
     Reversal of goodwill amortization (paragraph j) ............................       2,320,407      2,286,849      3,610,059
  Negative goodwill (paragraph k) ...............................................      (2,339,040)    (1,841,975)      (234,328)
  Result from non-concurrence in subsidiary's capital increase
      (paragraph k-5) ...........................................................              --        527,423        415,273
  Reversal of revenue recognition (paragraph l) .................................         775,180             --             --
  Executive incentive plan (paragraph m) ........................................         (44,128)       (32,736)       (16,439)
  Net effects of U.S. GAAP adjustments in equity investees
       (paragraph n) ............................................................         366,556            490        644,343
  Impairment of fixed assets in Madeco (paragraph o) ............................         784,302        754,352        329,527
  Derivatives (paragraph p-1, p-2) ..............................................         169,475             --             --
  Elimination of discontinued operations (paragraph y) ..........................       7,636,937     (4,887,360)     1,033,979
  Allowance for recoverable taxes in Madeco (paragraph z) .......................       1,613,445     (1,613,445)            --
  Acquisition of additional interest in Optel (paragraph aa) ....................              --             --     (1,318,373)
  Stock option plan Madeco (paragraph cc) .......................................              --             --        263,500

FINANCIAL SERVICES
  Deferred income taxes (paragraph b) ...........................................      (2,204,828)    (7,164,801)    (1,223,634)
  Investment securities (paragraph e-2) .........................................          10,619          4,144         48,000
  Employee severance indemnities (paragraph f) ..................................         129,552        198,912     (1,230,000)
  Goodwill (paragraph j) ........................................................      18,856,134     18,997,928     19,108,917
  Derivatives (paragraph p-1, p-3) ..............................................       3,641,968     (1,244,236)    (4,886,821)
  Core deposits, brand and other intangibles (paragraph q-1) ....................     (18,631,964)   (16,486,393)   (13,710,000)
  Fair value of bank premises and equipment (paragraph q-2) .....................        (245,270)      (244,133)      (305,630)
  Fair value of loans (paragraph q-3) ...........................................        (148,467)      (727,601)        48,000
  Fair value of other financial assets and liabilities (paragraph q-5) ..........       4,483,560      4,461,183      3,978,556
  Loan origination fees and costs (paragraph r) .................................        (495,558)            --             --
  Investments in other companies (paragraph s) ..................................         104,066         25,900         85,018
  Assets received in lieu of payment (paragraph t) ..............................         404,585      1,059,828      2,832,000
  Mortgage finance bonds (paragraph u) ..........................................       2,035,309             --             --
  Allowance for loan losses (paragraph v) .......................................       7,761,427      8,554,252       (984,783)
  Fair value amortization and interest on subordinated debt
       (paragraph q-4) ..........................................................      10,458,615     15,293,490     12,159,675
  Gain from treasury stock transaction (paragraph bb) ...........................              --              .      8,516,767
                                                                                      -----------    -----------    -----------
  Net effects of U.S. GAAP adjustments on minority interest (paragraph w) .......      (6,171,957)      (968,468)     1,061,807
                                                                                      -----------    -----------    -----------
  Income (loss) from continuing operations in accordance with
      U.S. GAAP before cumulative effect of change in accounting
      principle and discontinued operations .....................................      70,587,425     36,573,378     84,674,408
                                                                                      ===========    ===========    ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

(dd) Effects of conforming to U.S. GAAP, continued

                                                                                      2003           2004           2005
                                                                                      -----------    -----------    -----------
                                                                                      ThCh$          ThCh$          ThCh$

                                                                                      -----------    -----------    -----------
Net income from continuing operations under U.S. GAAP .............................    70,587,425     36,573,378     84,674,408
(Loss) income from discontinued operations, net of taxes and minority interest ....    (7,917,608)     3,498,424       (972,611)
                                                                                      -----------    -----------    -----------
Net income under U.S. GAAP ........................................................    62,669,817     40,071,802     83,701,797
Other comprehensive income, net of tax:
Foreign currency translation adjustment ...........................................   (28,200,327)    (6,741,941)   (11,806,365)
Net unrealized (losses) gains on securities, net of tax (paragraph e) .............     3,414,587     20,401,585     (6,918,829)
                                                                                      -----------    -----------    -----------
Other comprehensive (loss) income .................................................   (24,785,740)    13,659,644    (18,725,194)
                                                                                      -----------    -----------    -----------
Comprehensive income under U.S. GAAP ..............................................    37,884,077     53,731,446     64,976,603
                                                                                      ===========    ===========    ===========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The adjustments required to conform net equity amounts to U.S. GAAP are as follows:

                                                                                                 As of December 31,
                                                                                           -----------------------------
                                                                                               2004             2005
                                                                                           ------------     ------------

                                                                                               ThCh$            ThCh$
Net equity as shown in the Chilean GAAP financial statements ..........................     657,906,724      704,252,124
NON-FINANCIAL SERVICES
  Deferred income taxes (paragraph b) .................................................     (19,230,167)     (15,469,790)
  Reversal of the revaluation Property, plant and Equipment (d-1) .....................      (2,864,105)              --
    Accumulated depreciation (d-2) ....................................................          63,305               --
  Available-for-sale securities, net of deferred income taxes (paragraph e-1-1) .......      76,457,967       68,174,527
  Reversal of effects for investment in Entel (paragraph e-1)
     Reversal of equity method participation in net income of Entel (e-1-2) ...........     (36,707,416)     (28,154,159)
Reversal of negative goodwill, net (e-1-3) ............................................       2,328,678        2,162,235
   Minimum dividend  (paragraph c) ....................................................      (6,380,897)     (14,784,015)
  Employee severance indemnities (paragraph f)
     Short-term (f-1) .................................................................      (2,559,809)        (379,741)
     Long-term (f-2) ..................................................................      (2,002,317)        (428,220)
    Exchange of Debt Instruments (paragraph h) ........................................              --       (1,318,373)
  Restructuring costs (paragraph i) ...................................................       1,030,761          860,636
  Goodwill (paragraph j)
     Goodwill .........................................................................      (5,774,665)              --
     Accumulated amortization .........................................................       8,046,055        4,223,562
  Negative goodwill (paragraph k)
     Negative goodwill (k-1) ..........................................................       6,338,321        6,779,278
     Negative goodwill amortization (k-2) .............................................      (2,012,938)      (3,259,987)
     Property, plant and equipment  (k-3) .............................................      (3,121,555)              --
     Accumulated depreciation (k-4) ...................................................         953,475          741,157
  Result from non-concurrence in subsidiary's capital increase (k-5) ..................         527,423               --
  Net effects of U.S. GAAP adjustments in equity investees (paragraph n) ..............        (400,977)      (7,323,290)
  Impairment of fixed assets in Madeco (paragraph o)
      Property, plant and equipment (paragraph o) .....................................      (3,906,410)              --

FINANCIAL SERVICES
  Deferred income taxes (paragraph b) .................................................       7,994,603        6,771,969
  Investment securities (paragraph e-2) ...............................................           6,002           49,002
  Employee severance indemnities (paragraph f) ........................................      (3,796,514)      (5,026,514)
  Goodwill (paragraph j) ..............................................................     289,944,492      308,667,242
  Derivatives (paragraph p-1, p-3) ....................................................       6,296,821        1,410,000
  Core deposits, brand and other intangibles (paragraph q-1)
    Fair value of intangibles (q-1-1) .................................................     217,321,008      217,321,008
    Amortization of intangibles (q-1-2) ...............................................     (71,645,734)     (85,355,734)
  Fair value of bank premises and equipment (paragraph q-2)
    Fair value of premises and equipment (q-2-1) ......................................      11,852,348       11,852,347
    Amortization of fair value of premises and equipment (q-2-2) ......................        (915,851)      (1,221,481)
  Fair value of loans (paragraph q-3) .................................................      (3,031,248)      (2,983,248)
  Fair value of subordinated debt obligation (paragraph q-4)
    Fair value of subordinated debt obligation (q-4) ..................................    (236,022,905)    (223,863,231)
  Fair value of other financial assets and liabilities (paragraph q-5)
    Fair value of other interest bearing liabilities (q-5-1) ..........................     (35,830,060)     (31,584,000)
    Fair value of other liabilities (q-5-2) ...........................................      (1,111,108)        (819,196)
    Fair value of other assets (q-5-3) ................................................         559,416               --
  Investments in other companies (paragraph s) ........................................         559,982          645,000
  Assets received in lieu of payment (paragraph t) ....................................       2,116,353        4,948,353
  Allowance for loan losses (paragraph v) .............................................      39,320,086       38,335,303
Net effects of U.S. GAAP adjustments on minority interest (paragraph w) ...............    (186,479,109)    (199,001,734)
                                                                                           ------------     ------------
Net equity in accordance with U.S. GAAP ...............................................     705,830,035      756,221,030
                                                                                           ============     ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The changes in net shareholders' equity accounts determined under U.S. GAAP are summarized as follows:

                                                                                                 ThCh$
Balance as of January 1, 2003 ............................................................    661,312,934
   Interim dividends paid ................................................................    (12,851,927)
   Executive incentive plan ..............................................................      1,728,978
   Other comprehensive income, net of tax:
      Net change in unrealized gains and losses on available-for-sale-securities,
        net of deferred income taxes .....................................................      3,414,587
      Cumulative translation adjustment ..................................................    (28,200,327)
   Net income for the year ...............................................................     62,669,817
                                                                                             ------------
Balance as of December 31, 2003 ..........................................................    688,074,062
                                                                                             ------------
   Definitive dividend paid related to prior year ........................................     (7,092,233)
   Addition to accrued minimum dividend at year end ......................................     (6,380,897)
   Executive incentive plan ..............................................................      1,199,551
   Proportional share of variations in equity of subsidiaries and investees ..............    (23,701,894)
   Other comprehensive income, net of tax:
      Net change in unrealized gains and losses on available-for-sale-securities,
        net of deferred income taxes .....................................................     20,401,585
      Cumulative translation adjustment ..................................................     (6,741,941)
   Net income for the year ...............................................................     40,071,802
                                                                                             ------------
Balance as of December 31, 2004 ..........................................................    705,830,035
                                                                                             ------------
   Definitive dividend paid related to prior year ........................................    (14,791,128)
   Addition to accrued minimum dividend at year end ......................................     (8,403,119)
   Executive incentive plan ..............................................................      1,078,682
   Proportional share of variations in equity of subsidiaries and investees ..............      7,529,957
   Other comprehensive income, net of tax:
      Net change in unrealized gains and losses on available-for-sale-securities,
        net of deferred income taxes .....................................................     (6,918,829)
      Cumulative translation adjustment ..................................................    (11,806,365)
   Net income for the year ...............................................................     83,701,797
                                                                                             ------------
Balance as of December 31, 2005 ..........................................................    756,221,030
                                                                                             ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II.   Additional disclosure requirements

a) Consolidation and deconsolidation of subsidiaries

As indicated in Note 2 a), banking and insurance operations are not generally consolidated with non-financial businesses in Chile primarily due to the dissimilarity of both the nature of the businesses, the related accounting policies and the fact that they do not use a classified balance sheet. The information presented below, which is presented using a U.S. GAAP presentation and amounts determined in accordance with U.S. GAAP, shows the consolidation of those subsidiaries which under SFAS 94, "Consolidation of All Majority-Owned Subsidiaries," the Company is required to consolidate.

The condensed consolidated balance sheet, income statement and reconciliation of cash flows set forth below reflect the consolidation of those entities consolidated for Chilean GAAP purposes (see Note 2 a) plus the following entities:

As of December 31, 2003, 2004 and 2005, and for the years then ended:

      o SM Chile - a 52.83% owned banking subsidiary, through which the Company owns 31.61% of Banco de Chile subsequent to the merger with Banco Edwards. Also included is the 20.29% direct interest that the Company owns in Banco de Chile subsequent to the merger with Banco Edwards.

      o     Banchile Seguros de Vida- a 99.99% owned insurance company.

      o Indalsa Peru - a 93.69% owned food manufacturing company. Under Chilean GAAP and in accordance with discussions held with the SVS, Indalsa Peru's balance sheet was not consolidated as of December 31, 2004 and 2005, due to the closure of its plant in Lima and the ending of its operations in Peru. Under U.S. GAAP the operations are considered as abandoned and disclosed as discontinued operations, therefore the assets and liabilities have been consolidated as of December 31, 2004 and 2005 and then re-classified as short-term in accordance with SFAS 144.

In addition and as explained in the introductory paragraph of this note, the condensed consolidated balance sheet, income statement and reconciliation of cash flows set forth below reflect the deconsolidation of Madeco from November 25, 2005.

                         QUINENCO S.A. AND SUBSIDIARIES
          SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF QUINENCO S.A,
                             ("QUINENCO INDIVIDUAL")
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The following are balance sheets of the Company using amounts determined in accordance with U.S. GAAP:

                                                                    As of December, 31
                                                              --------------------------------
                                                                   2004              2005
                                                              --------------    --------------
                                                                   ThCh$             ThCh$
Assets:
Non-Financial Services:
Current assets
Cash and time deposits ...................................        14,837,105         5,517,574
Marketable securities ....................................           675,921         1,361,708
Accounts and notes receivable, net .......................        84,854,913        29,924,836
Inventories ..............................................        74,776,632           904,407
Other current assets .....................................       131,701,491       132,392,181
                                                              --------------    --------------
        Total current assets .............................       306,846,062       170,100,706
                                                              --------------    --------------

Net property, plant and equipment ........................       280,255,113       123,244,772

Other assets:
Investments in and advances to related companies .........       163,652,592       199,604,131
Goodwill, net ............................................        30,678,939        10,281,797
Other non-current assets .................................        13,837,459         6,417,909
                                                              --------------    --------------
        Total other assets ...............................       208,168,990       216,303,837
                                                              --------------    --------------

Total non-financial services assets ......................       795,270,165       509,649,315
                                                              --------------    --------------

Financial Services:
Cash and due from banks ..................................       632,566,433       658,447,068
Investments ..............................................     1,641,011,425     1,455,773,755
Loans, net ...............................................     6,465,426,967     8,135,709,965
Premises and equipment ...................................       177,107,816       160,982,023
Goodwill, net ............................................       586,754,993       587,028,308
Other assets .............................................       434,295,891       480,721,854
                                                              --------------    --------------
        Total financial services assets ..................     9,937,163,525    11,478,662,973
                                                              --------------    --------------

        Total assets .....................................    10,732,433,690    11,988,312,288
                                                              ==============    ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF QUINENCO S.A,
                             ("QUINENCO INDIVIDUAL")
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The following are balance sheets of the Company using amounts determined in accordance with U.S. GAAP:

                                                                       As of December, 31
                                                                --------------------------------
                                                                     2004              2005
                                                                --------------    --------------
                                                                     ThCh$             ThCh$
Liabilities and Shareholders' Equity:
Non-Financial Services:
Current liabilities
Debt payable within one year ...............................        93,247,743        24,777,935
Accounts and notes payable .................................        29,248,806         5,989,681
Accrued and other liabilities ..............................        52,693,301        28,852,653
                                                                --------------    --------------
        Total current liabilities ..........................       175,189,850        59,620,269
                                                                --------------    --------------

Long-term liabilities:
Long term debt .............................................       406,156,208       339,786,349
Other liabilities ..........................................         2,699,209        16,861,044
                                                                --------------    --------------
        Total long-term liabilities ........................       408,855,417       356,647,393
                                                                --------------    --------------

        Total non-financial services liabilities ...........       584,045,267       416,267,662
                                                                --------------    --------------

Financial Services:
Deposits ...................................................     5,673,110,453     6,298,590,389
Short-term borrowings ......................................       524,930,193     1,842,094,932
Investments sold under agreements to repurchase ............       361,653,096       270,749,600
Other liabilities ..........................................       418,832,835       402,483,230
Long-term debt .............................................     2,091,511,403     1,698,766,915
                                                                --------------    --------------
         Total financial services liabilities ..............     9,070,037,980    10,512,685,066
                                                                --------------    --------------

Minority interest ..........................................       372,520,408       303,138,530

Shareholders' equity .......................................       705,830,035       756,221,030

        Total liabilities and shareholders' equity .........    10,732,433,690    11,988,312,288
                                                                ==============    ==============

                         QUINENCO S.A. AND SUBSIDIARIES
          SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF QUINENCO S.A,
                             ("QUINENCO INDIVIDUAL")
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The condensed consolidated statements of income for the years ended December 31 under U.S. GAAP and classified in accordance with U.S. GAAP are presented as follows:

                                                                                            Year ended December, 31
                                                                                ----------------------------------------------
                                                                                    2003             2004             2005
                                                                                ------------     ------------     ------------
                                                                                    ThCh$            ThCh$            ThCh$
Non-Financial Services
Operating results:
Net sales ..................................................................     306,155,289      390,069,935      384,853,901
Cost of sales ..............................................................    (239,283,924)    (317,212,563)    (318,353,955)
Administrative and selling expenses ........................................     (66,220,202)     (46,306,798)     (49,132,816)
                                                                                ------------     ------------     ------------
      Operating income .....................................................         651,163       26,550,574       17,367,130
                                                                                ------------     ------------     ------------

Non-Operating results:
Interest income ............................................................       3,076,684        2,340,500        2,331,865
Non-operating income .......................................................      57,186,072       19,147,607       65,558,471
Interest expense ...........................................................     (34,302,447)     (29,756,922)     (29,490,057)
Non-operating expense ......................................................      (3,788,302)     (35,308,842)     (27,584,160)
Price-level restatement gain (loss), net ...................................       2,936,317          (60,237)      (4,869,625)
                                                                                ------------     ------------     ------------
Non-operating results ......................................................      25,108,324      (43,637,894)       5,946,494
                                                                                ------------     ------------     ------------
      (Loss) from non-financial services before income taxes
         and minority interest .............................................      25,759,487      (17,087,320)      23,313,624
                                                                                ------------     ------------     ------------

Financial Services
Total interest income ......................................................     487,166,062      604,973,134      887,559,055
Total interest expense .....................................................    (226,695,355)    (308,152,985)    (438,603,387)
    Net interest income ....................................................     260,470,707      296,820,149      448,955,668
Provision for loan losses ..................................................     (29,063,528)     (32,653,684)     (24,648,483)
    Net interest income after provision for loan losses ....................     231,407,179      264,166,465      424,307,185
Other income ...............................................................     202,683,091      142,985,476        3,288,170
Other expenses .............................................................    (329,850,043)    (273,216,177)    (280,512,374)
                                                                                ------------     ------------     ------------
      Income (loss) from financial services before Income taxes
         and minority interest .............................................     104,240,227      133,935,764      147,082,981
                                                                                ------------     ------------     ------------

Income from continuing operations before income taxes and
   minority interest .......................................................     129,999,714      116,848,444      170,396,605
Income taxes ...............................................................     (18,485,001)     (31,742,494)     (31,404,165)
                                                                                ------------     ------------     ------------
Income from continuing operations before minority interest .................     111,514,713       85,105,950      138,992,440
Minority interest ..........................................................     (40,927,288)     (48,532,572)     (54,318,032)
                                                                                ------------     ------------     ------------
      Income from continuing operations ....................................      70,587,425       36,573,378       84,674,408
      Income (loss) from discontinued operations, net of income taxes
         and minority interest .............................................      (7,917,608)       3,498,424         (972,611)
                                                                                ------------     ------------     ------------
      Net income ...........................................................      62,669,817       40,071,802       83,701,797
                                                                                ============     ============     ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

The effect of consolidating the banking and insurance operations as required under U.S. GAAP, but using amounts calculated in accordance with Chilean GAAP for the years ended December 31, 2003, 2004 and 2005 is as follows:

                                                                                         Year ended December, 31
                                                                           ----------------------------------------------------
                                                                                2003               2004               2005
                                                                           --------------     --------------     --------------
                                                                                ThCh$              ThCh$              ThCh$
Cash provided by operating activities reported under Chilean GAAP ......       68,855,622         59,912,787         84,234,774
Cash provided by operating activities Blue Two S.A. (1) ................               --          6,602,295            518,044
Cash provided by operating activities Indalsa Peru .....................        2,732,992          5,251,272            105,527
Effect of consolidation of banking and insurance operations ............     (117,517,450)       598,980,867        434,064,555
Effect of deconsolidation of Madeco ....................................               --                 --         (1,023,447)
                                                                           --------------     --------------     --------------
Cash provided by (used in) operating activities reported under
  U.S. GAAP ............................................................      (45,928,836)       670,747,221        517,899,453

Cash provided by (used in) investing activities reported under
  Chilean GAAP .........................................................       12,701,137        (32,137,904)        51,889,656
Cash (used in) investing activities Blue Two S.A. (1) ..................               --         (6,646,203)        (1,741,030)
Cash provided by investing activities Indalsa Peru .....................               --                 --             85,093
Effect of consolidation of banking and insurance operations ............     (180,263,782)      (670,060,917)    (1,227,499,091)
Effect of deconsolidation of Madeco ....................................                                  --          1,138,314
                                                                           --------------     --------------     --------------
Cash provided (used in)) investing activities reported under
  U.S. GAAP ............................................................     (167,562,645)      (708,845,024)    (1,176,127,058)

Cash (used in) financing activities reported under Chilean GAAP ........     (105,864,678)       (42,924,911)       (81,069,471)
Cash provided by financing activities Blue Two S.A. (1) ................               --              1,236          1,334,936
Cash (used in) financing activities Indalsa Peru .......................       (4,409,977)        (5,295,465)          (194,845)
Effect of consolidation of banking and insurance operations ............      490,408,782        102,196,220        568,446,300
Effect of deconsolidation of Madeco ....................................               --                 --            402,113
                                                                           --------------     --------------     --------------
Cash provided by financing activities reported under U.S. GAAP .........      380,134,127         53,977,080        488,919,033

Effect of exchange rate differences on cash and cash equivalents
  under Chilean GAAP ...................................................      (15,735,693)          (687,060)        (3,590,322)
Effect of exchange rate differences on cash and cash equivalents
  Blue Two S.A. (1) ....................................................               --              3,246                541
Effect of exchange rate differences on cash and cash equivalents
  Indalsa Peru .........................................................           68,326                 --                 --
Effect of consolidation of banking and insurance operations ............       (8,061,548)       (19,111,104)       (38,110,379)
Effect of deconsolidation of Madeco ....................................               --                 --             29,818
                                                                           --------------     --------------     --------------
Effect of exchange rate differences on cash and cash equivalents
  under U.S. GAAP ......................................................      (23,728,915)       (19,794,918)       (41,670,342)

Net change in cash and cash equivalents under Chilean GAAP .............      (40,043,612)       (15,837,088)        51,464,637
Net change in cash and cash equivalents Blue Two S.A. (1) ..............               --            (39,426)           112,491
Net change in cash and cash equivalents Indalsa Peru ...................       (1,608,659)           (44,193)            (4,225)
Effect of consolidation of banking and insurance operations ............      184,566,002         12,005,066       (263,098,615)
Effect of deconsolidation of Madeco ....................................               --                 --            546,798
                                                                           --------------     --------------     --------------
Net change in cash and cash equivalents under U.S. GAAP ................      142,913,731         (3,915,641)      (210,978,914)
                                                                           --------------     --------------     --------------

Effect of deconsolidation of Madeco ....................................               --                 --         (7,905,843)
                                                                           --------------     --------------     --------------

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

                                                                                            Year ended December, 31
                                                                                  --------------------------------------------
                                                                                      2003            2004            2005
                                                                                  ------------    ------------    ------------
                                                                                      ThCh$           ThCh$           ThCh$
Cash and cash equivalents at beginning of year under Chilean GAAP .............     99,837,762      59,794,150      43,957,062
Cash and cash equivalents at the beginning of the year Blue Two S.A. (1) ......             --          44,792           5,366
Cash and cash equivalents at the beginning of the year Indalsa Peru ...........      1,672,873          64,214          20,021
Effect of consolidation of banking and insurance operations ...................    726,283,239     910,849,241     922,854,307
                                                                                  ------------    ------------    ------------
Cash and cash equivalents at beginning of year under U.S. GAAP ................    827,793,874     970,752,397     966,836,756

Cash and cash equivalents at end of year under Chilean GAAP (2) ...............     59,794,150      43,957,062      87,515,856
Cash and cash equivalents at the end of the year Blue Two S.A. (1) ............             --           5,366         117,857
Cash and cash equivalents at the end of the year Indalsa Peru .................         64,214          20,021          15,796
Effect of consolidation of banking and insurance operations ...................    910,849,241     922,854,307     659,755,691
                                                                                  ------------    ------------    ------------
Cash and cash equivalents at end of year under U.S. GAAP ......................    970,707,605     966,836,756     747,405,200
                                                                                  ============    ============    ============

      (1) In 2004, the company Blue Two S.A. was consolidated for the first time under U.S. GAAP.

      (2) As of December 31, 2005, cash and cash equivalents do not include Madeco.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II.   Additional disclosures requirements (continued)

The Company considers all highly liquid investments purchased with an original maturity of three month or less to be cash equivalents.

As of December 31 2003, 2004 and 2005, cash and cash equivalents were composed as follows:

                                                                          As of December 31,
                                                             --------------------------------------------
                                                                 2003            2004            2005
                                                             ------------    ------------    ------------
                                                                 ThCh$           ThCh$           ThCh$
Cash ....................................................       7,800,269       4,499,551       1,856,925
Non-interest bearing cash and due from banks ............     683,946,568     559,063,569     638,604,000
Interbank deposits interest bearing .....................     225,925,700     363,614,244      20,704,000
Time deposits ...........................................      25,081,865      14,286,051      24,029,057
Mutual funds ............................................       6,284,882         427,643         973,521
Securities purchased under agreements to resell .........      21,668,321      24,945,698      61,237,697
                                                             ------------    ------------    ------------
Total ...................................................     970,707,605     966,836,756     747,405,200
                                                             ============    ============    ============

b) Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles but is required under U.S. GAAP:

                                                                                         Year ended December 31,
                                                                                   (Expressed in single Chilean pesos)
                                                                      --------------------------------------------------------------
                                                                          2003             2004            2005            2005
                                                                      -------------    -------------   -------------   -------------
                                                                           Ch$              Ch$             Ch$          Note 2(v)
                                                                                                                           U.S.$
Basic and diluted earnings  per share under Chilean GAAP ..........           37.07            22.41           47.31        0.09
Basic and diluted earnings per share under U.S. GAAP:
Basic and diluted earnings per share from continuing operations ...           65.37            33.87           78.42        0.15
Basic and diluted earnings (loss) per share from discontinued
  operations ......................................................           (7.33)            3.24           (0.90)      (0.01)
Basic and diluted earnings per share under
    U.S. GAAP .....................................................           58.04            37.11           77.52        0.14

Dividends paid per share ..........................................           11.90             6.57           13.70        0.03

Weighted average number of shares of common
    stock outstanding .............................................   1,079,740,079    1,079,740,079   1,079,740,079

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II. Additional disclosure requirements (continued)

The earnings (loss) per share data shown above is determined by dividing net income for both Chilean GAAP and U.S. GAAP purposes by the weighted average number of shares of common stock outstanding during each year. For the years presented the Company did not have convertible securities outstanding. Dividends paid per share represents dividends paid on prior years' income, calculated in accordance with Chilean GAAP.

c) Income taxes

The income taxes charged to the results of operations under U.S. GAAP were as follows:

                                                                                        Year ended December 31,
                                                                              --------------------------------------------
                                                                                  2003            2004            2005
                                                                              ------------    ------------    ------------
                                                                                  ThCh$           ThCh$           ThCh$
Current tax expense .......................................................    (20,420,001)    (23,972,254)    (22,880,462)
Deferred income tax benefit (expense) .....................................      4,245,008         923,733      (5,243,147)
Net change in tax loss carryforwards ......................................      6,115,866       2,730,470       2,561,152
Changes in valuation allowance ............................................     (3,672,350)     (4,151,282)     (3,434,818)
Deferred tax effect of U.S. GAAP adjustments ..............................     (3,955,429)    (10,294,765)     (3,259,659)
Reclassification of income taxes related to discontinued operations .......     (1,787,382)      1,032,727           6,743
Other .....................................................................        989,287       1,988,877         846,026
                                                                              ------------    ------------    ------------
         Total income taxes under U.S. GAAP ...............................    (18,485,001)    (31,742,494)    (31,404,165)
                                                                              ============    ============    ============

Substantially all of the income tax provision in each year arises from Chilean sources.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II. Additional disclosure requirements (continued)

Deferred tax assets (liabilities) are summarized as follows:

                                                                              Year ended December 31,
                                                                          -------------------------------
                                                                              2004              2005
                                                                          -------------     -------------
                                                                              ThCh$             ThCh$
Accounts receivable ..................................................        3,210,564         1,467,997
Inventories ..........................................................           11,401                --
Tax loss carryforwards ...............................................       43,964,073        18,397,614
Vacation provision ...................................................        1,986,478         1,968,022
Leasing equipment ....................................................        7,843,245         6,807,600
Provision fixed assets held for sale .................................          305,700                --
Obligation with repurchase agreements ................................       10,948,137        11,828,600
Allowance for loan losses ............................................       22,008,784        19,116,000
Charge-offs from financial investment ................................               --            65,700
Accrued interests and readjustments from risky loan portfolio ........        1,130,794           927,600
Accrueded interest and readjustments from past due loans .............          842,786           425,500
Personnel provisions .................................................        2,150,425         2,170,000
Staff severance indemnities ..........................................        2,153,441         1,802,628
Assets at market value ...............................................               --           983,700
Deferred expenses ....................................................               --         2,287,636
Fair value adjustments ...............................................       15,463,821        13,522,187
Provision for impairment in Brazil ...................................        8,172,660                --
Other ................................................................       19,097,283        14,023,385
                                                                          -------------     -------------
         Total deferred tax assets ...................................      139,289,592        95,794,169
                                                                          -------------     -------------
Depreciation .........................................................      (13,347,137)      (12,929,347)
Inventories ..........................................................         (565,062)               --
Property, plant and equipment under leasing contract .................       (7,069,239)               --
Property, plant and equipment ........................................       (5,086,656)       (6,224,900)
Investments ..........................................................      (12,997,854)      (11,589,670)
Investment with repurchase agreements ................................      (10,784,553)      (10,842,200)
Other ................................................................       (6,583,832)       (4,598,240)
                                                                          -------------     -------------
         Total deferred tax liabilities ..............................      (56,434,333)      (46,184,357)
Deferred tax assets valuation allowance ..............................      (34,331,244)       (9,322,001)
                                                                          -------------     -------------
         Total net deferred tax assets ...............................       48,524,015        40,287,811
                                                                          =============     =============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II. Additional disclosure requirements (continued)

Deferred tax assets (liabilities) provided by non-financial and financial services are composed as follows:

Non-financial services:

                                                                                As of December 31, 2004
                                                             --------------------------------------------------------------
                                                                  Deferred tax assets           Deferred tax liabilities
                                                              Short-term       Long-term        Short-term       Long-term
                                                             ------------     ------------     ------------    ------------
                                                                ThCh$            ThCh$            ThCh$            ThCh$
Temporary differences
Accrued vacation expense ................................         261,538               --               --              --
Allowance for doubtful accounts .........................       1,136,570        2,073,994               --              --
Allowance for obsolescence of inventories ...............          11,401               --               --              --
Investments .............................................              --               --               --      12,997,854
Fixed assets held for sale ..............................         184,413          121,287               --              --
Fixed assets under leasing ..............................         113,391          223,497               --       7,406,128
Production costs (inventories) ..........................              --               --               --         565,062
Accelerated depreciation of fixed assets ................              --              348          763,642      12,583,843
Employee severance indemnities ..........................              --          775,561           36,134          98,757
Provision for impairment ................................       8,172,660               --               --              --
Tax loss carryforwards ..................................       4,003,067       39,961,006               --              --
Other provisions ........................................       1,588,838        6,553,997          311,525       3,057,397
                                                             ------------     ------------     ------------    ------------
Total ...................................................      15,471,878       49,709,690        1,111,301      36,709,041
Valuation allowance .....................................     (10,865,959)     (23,465,285)              --              --
                                                             ------------     ------------     ------------    ------------
        Total deferred income taxes .....................       4,605,919       26,244,405        1,111,301      36,709,041
                                                             ============     ============     ============    ============

Non-financial services:

                                                                                As of December 31, 2005
                                                             --------------------------------------------------------------
                                                                  Deferred tax assets           Deferred tax liabilities
                                                              Short-term       Long-term        Short-term      Long-term
                                                             ------------     ------------     ------------    ------------
                                                                 ThCh$           ThCh$             ThCh$          ThCh$
Temporary differences
Accrued vacation expense ................................         155,122               --               --              --
Allowance for doubtful accounts .........................         533,058          934,939               --              --
Investments .............................................              --               --               --      11,589,670
Fixed assets under leasing ..............................          19,743          223,071               --              --
Accelerated depreciation of fixed assets ................              --               --               --      12,930,290
Employee severance indemnities ..........................              --          138,296               --         139,725
Deferred expenses .......................................              --        2,287,636               --          25,554
Tax loss carryforwards ..................................              --       18,397,614               --              --
Other provisions ........................................         130,507        3,930,101          224,179          61,926
                                                             ------------     ------------     ------------    ------------
Total ...................................................         838,430       25,911,657          224,179      24,747,165
Valuation allowance .....................................          (6,178)      (9,315,823)              --              --
                                                             ------------     ------------     ------------    ------------
        Total deferred income taxes .....................         832,252       16,595,834          224,179      24,747,165
                                                             ============     ============     ============    ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II. Additional disclosure requirements (continued)

Financial services:

                                                                                  As of December 31,
                                                                            -----------------------------
                                                                                2004             2005
                                                                                ThCh$            ThCh$
                                                                            ------------     ------------
Deferred tax assets
Accrued interests and readjustments from risky loan portfolio ..........       1,130,794          927,600
Accruals interest and readjustments from past due loans ................         842,786          425,500
Assets at fair value ...................................................       2,870,549          983,700
Leasing equipment ......................................................       7,843,245        6,807,600
Obligation with repurchase agreements ..................................      10,948,137       11,828,600
Allowance for loan losses ..............................................      22,008,784       19,116,000
Fair value adjustments, net ............................................      15,463,183       13,522,187
Other personnel related provision ......................................       2,150,425        2,170,100
Provision for employee  vacations ......................................       1,724,940        1,812,900
Staff severance indemnities ............................................       1,377,880        1,805,000
Other ..................................................................       8,712,362       10,314,616
                                                                            ------------     ------------
Total deferred tax assets ..............................................      75,073,085       69,713,803
                                                                            ------------     ------------

Deferred tax liabilities
Property, plant and equipment ..........................................      (5,086,656)      (6,224,900)
Fixed assets in transit ................................................      (1,845,220)      (2,292,200)
Investments with repurchase agreements .................................     (10,784,553)     (10,842,200)
Other ..................................................................      (1,862,624)      (2,523,300)
                                                                            ------------     ------------
Total deferred tax liabilities .........................................     (19,579,053)     (21,882,600)
                                                                            ------------     ------------
        Net deferred tax ...............................................      55,494,032       47,831,203
                                                                            ============     ============

Non-financial services: The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate of 17 % for 2005 to pretax accounting income on a U.S. GAAP basis as a result of the following differences:

                                                                                      Year ended December 31,
                                                                           ----------------------------------------------
                                                                               2003             2004             2005
                                                                           ------------     ------------     ------------
                                                                               ThCh$            ThCh$            ThCh$
At statutory Chilean tax rate .........................................     (10,085,394)     (11,678,292)     (19,568,014)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes .................       1,173,215          106,933          971,013
Nontaxable income .....................................................      11,370,889          695,346          841,304
Nondeductible expenses ................................................     (22,138,728)     (17,042,995)      (9,742,198)
Change in valuation allowances ........................................       2,153,584        3,928,344       (3,434,818)
Other local taxes .....................................................         396,269       (1,423,353)         379,699
Differences in tax rates in foreign jurisdictions .....................        (267,368)      (5,128,755)      (1,732,564)
Change in Chilean statutory tax rate ..................................         586,169         (391,044)              --
Reclassification income taxes related to discontinued operations ......      (1,787,382)       1,032,727            6,743
Other .................................................................         113,745       (1,841,405)         874,670
                                                                           ------------     ------------     ------------
         At effective tax rates .......................................     (18,485,001)     (31,742,494)     (31,404,165)
                                                                           ============     ============     ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II. Additional disclosure requirements (continued)

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis and not on a consolidated basis.

Quinenco and its subsidiaries possess tax loss carryforward balances which resulted in deferred tax assets of ThCh$43,964,073 and ThCh$18,397,614 of December 31 2004 and 2005, respectively. The tax losses relate to Chile and have no expiration date.

Tax loss carry forward and expiration date by country as of December 31, 2005, are as follows:

                                        2005
                                        ThCh$          Expiration Date
                                    -------------    -------------------
         Chile .................      108,221,251       Do not expire
                                    -------------
         Total..................      108,221,251
                                    =============

d) Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2004 and 2005 where an estimation of fair value is practicable.

Cash and cash equivalents: Cash and time deposits and marketable securities that are considered to be cash equivalents are stated at their carrying amount, which is equivalent to fair value.

Other marketable securities: The fair value of other marketable securities is based on the quoted market prices of the common stock or other securities held.

Other current assets: The fair value of deposits that serve as collateral included within other current assets was estimated using the interest rate currently available for deposits of similar duration. Other current assets are stated at carrying amount, which is equivalent to fair value.

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II. Additional disclosure requirements (continued)

The estimated fair values of the Company's financial instruments are as follows:

                                                                                          As of December 31
                                                                  -----------------------------------------------------------------
                                                                                2004                              2005
                                                                  -------------------------------   -------------------------------
                                                                    U.S. GAAP                         U.S. GAAP
                                                                    Book value       Fair value       Book value       Fair value
                                                                      ThCh$            ThCh$            ThCh$             ThCh$
                                                                  -----------------------------------------------------------------
                                                                                       Non-Financial Services
                                                                  -----------------------------------------------------------------
Cash ...........................................................       4,499,551        4,499,551        1,856,925        1,856,925
Time deposits ..................................................      14,286,051       14,286,051       24,029,057       24,029,057
Mutual Funds ...................................................         427,643          427,643          973,521          973,521
Accounts and notes receivable, net .............................      75,415,266       75,415,266       17,280,144       17,280,144
Securities purchased under agreements to resell ................      24,945,698       24,945,698       61,237,697       61,237,697
Securities classified as available for sale ....................     146,587,328      146,587,328       93,945,158       93,945,158
Long term receivables ..........................................       3,233,366        3,233,366        1,777,786        1,777,786
Accounts payable and suppliers notes payables ..................     (28,892,203)     (28,892,203)      (5,987,455)      (5,987,455)
Notes and accounts payables to related companies ...............      (8,869,893)      (8,869,893)      (4,994,294)      (4,994,294)
Short-term bank borrowings .....................................     (98,228,622)     (98,752,263)     (25,657,691)     (24,233,569)
Derivatives ....................................................      (1,662,065)      (1,662,065)        (579,979)        (579,979)
Bonds payable ..................................................    (251,072,289)    (255,260,154)    (222,051,816)    (194,288,433)
Long-term bank borrowings ......................................    (205,984,624)    (180,392,361)    (134,521,011)    (152,049,409)
Other long-term debt ...........................................      (9,523,064)      (9,523,064)      (5,770,790)      (5,770,790)

                                                                  -----------------------------------------------------------------
                                                                                         Financial Services
                                                                  -----------------------------------------------------------------
Cash and due from banks ........................................     592,337,517      592,337,517      496,630,866      496,630,866
Interest bearing deposits in other banks .......................      40,233,060       40,233,060       74,104,657       74,104,657
Term federal funds .............................................      58,010,820       58,010,820      231,351,000      231,351,000
Accounts receivable under spot foreign exchange transactions ...      52,300,388       52,300,388      127,763,000      127,763,000
Financial investments ..........................................   1,582,838,706    1,582,832,490    1,185,439,819    1,185,391,819
Loans, net .....................................................   6,519,287,589    6,675,909,033    7,442,916,000    7,378,358,000
Deposits .......................................................  (5,665,334,900)  (5,732,761,924)  (6,471,977,000)  (6,217,399,000)
Accounts payable under spot foreign exchange transactions ......     (53,908,260)     (53,908,260)     (99,080,000)     (99,080,000)
Investments under agreements to repurchase .....................    (361,653,096)    (361,653,096)    (270,750,000)    (270,750,000)
Short-term and long-term borrowings ............................  (2,130,988,121)  (2,284,460,125)  (2,004,879,000)  (1,896,112,000)
Derivative instruments .........................................     (39,891,180)     (39,891,180)     (58,607,000)     (58,607,000)

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

II. Additional disclosure requirements (continued)

e) Investment securities

The following are required disclosures for investments classified as available-for-sale securities, using amounts determined in accordance with U.S. GAAP.

e-1) Non-financial services

Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the years ended December 31, 2003, 2004 and 2005 are as follows:

                                                                                   Gross
                                                                                 unrealized        Fair
                                                                    Cost           gains           value
                                                                ------------    ------------    ------------
                                                                    ThCh$          ThCh$           ThCh$
Securities available-for-sale at December 31, 2003 .........      23,087,825      29,091,764      52,179,589
Securities available-for-sale at December 31, 2004 .........      70,129,361      76,457,967     146,587,328
Securities available-for-sale at December 31, 2005 .........      25,745,442      68,199,716      93,945,158

Information on sales of available-for-sale securities during the three years in the period ended December 31, 2005 is as follows:

                                                                    2003            2004            2005
                                                                ------------    ------------    ------------
                                                                    ThCh$           ThCh$           ThCh$
Proceeds from sales ........................................              --              --     107,679,986
Gross realized gains .......................................              --              --      23,924,204
Gross realized losses ......................................              --              --              --

The Company has no securities that are considered to be trading securities or debt securities to be held to maturity. The cost of available-for-sale securities is determined using the average cost method.

e-2) Financial services

                                                                           Year ended December 31,
                                                                --------------------------------------------
                                                                    2003            2004            2005
                                                                ------------    ------------    ------------
                                                                    ThCh$           ThCh$           ThCh$
Proceeds on sales ..........................................       8,171,321       1,495,984              --
Gross realized gains .......................................       5,778,860          26,936              --
Gross realized  losses .....................................         155,037              --              --

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

e) Investment securities (continued)

(1) The cost and estimated market value of securities available for sale as of December 31, 2004 and 2005 are as follows:

                                                                    Year ended December 31, 2005
                                                    -------------------------------------------------------------
                                                                       Gross           Gross
                                                                     unrealized      unrealized    Estimated fair
Available-for-sale instruments:                         Cost           gains          (losses)          value
                                                    ------------    ------------    ------------   --------------
                                                        ThCh$          ThCh$            ThCh$           ThCh$
U.S. Government securities .....................      21,993,000           1,000              --      21,994,000
Chilean private sector debt securities .........       1,591,000           4,000              --       1,595,000
                                                    ------------    ------------    ------------    ------------
        Total ..................................      23,584,000           5,000              --      23,589,000
                                                    ============    ============    ============    ============

                                                                    Year ended December 31, 2004
                                                    -------------------------------------------------------------
                                                                        Gross          Gross
                                                                      Unrealized     Unrealized    Estimated Fair
Available-for-sale instruments:                         Cost            Gains         (Losses)          Value
                                                    ------------    ------------    ------------   --------------
                                                        ThCh$           ThCh$           ThCh$           ThCh$
Foreign private sector debt securities .........       9,930,060              --              --       9,930,060
U.S. Government securities .....................      11,584,552           2,072              --      11,586,624
Chilean private sector debt securities .........       6,687,380          96,348              --       6,783,728
                                                    ------------    ------------    ------------    ------------
        Total ..................................      28,201,992          98,420              --      28,300,412
                                                    ============    ============    ============    ============

The contractual maturities of available-for-sale securities held by financial service companies are as follows:

                                                                               As of December 31, 2005
                                                   ---------------------------------------------------------------------------------
                                                                    After one year   After five years
                                                                    but within five   but within 10
                                                   Within one year      years             years       After 10 years        Total
                                                   ---------------------------------------------------------------------------------
                                                        ThCh$            ThCh$            ThCh$            ThCh$            ThCh$
Available-for-sale instruments:
U.S. Government debt securities ................      21,994,000               --               --               --       21,994,000
Chilean private sector debt securities .........       1,595,000               --               --               --        1,595,000
                                                   ---------------------------------------------------------------------------------
         Estimated fair value ..................      23,589,000               --               --               --       23,589,000
                                                   =================================================================================

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

e) Investment securities (continued)

(2) The following disclosures, in addition to those required under Chilean GAAP, are required disclosures for investments classified as held-to-maturity in accordance with SFAS 115:

                                                              Year ended December 31,
                                                ---------------------------------------------------
                                                                       2005
                                                ---------------------------------------------------
                                                                 Gross Unrealized    Estimated Fair
                                                Amortized Cost    Gains (Losses)          Value
                                                ---------------------------------------------------
                                                     ThCh$            ThCh$               ThCh$
Held-to-maturity instruments:
U.S. government debt securities .............      15,364,000            (1,000)        15,363,000
                                                 -------------------------------------------------
        Total ...............................      15,364,000            (1,000)        15,363,000
                                                 =================================================

                                                              Year ended December 31,
                                                ---------------------------------------------------
                                                                       2004
                                                ---------------------------------------------------
                                                                 Gross Unrealized    Estimated Fair
                                                Amortized Cost    Gains (Losses)         Value
                                                ---------------------------------------------------
                                                     ThCh$            ThCh$              ThCh$
Held-to-maturity instruments:
U.S. government debt securities .............      17,424,484            (2,072)        17,422,412
                                                 -------------------------------------------------
        Total ...............................      17,424,484            (2,072)        17,422,412
                                                 =================================================

The contractual maturities of securities classified by the Company's banking operations as held-to-maturity are as follows:

                                                                       December 31, 2005
                                               ------------------------------------------------------------------
                                                                After one year
                                                Within one      but within five     After five
                                                   year              years            years             Total
                                               ------------------------------------------------------------------
                                                   ThCh$             ThCh$             ThCh$            ThCh$
Held-to-maturity instruments:
U.S. government debt securities .........        15,363,000                --                --        15,363,000
                                               ------------------------------------------------------------------
         Estimated fair value ...........        15,363,000                --                --        15,363,000
                                               ==================================================================

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

f) Reclassification differences between Chilean GAAP and U.S. GAAP

Certain non-operating income and expenses under Chilean GAAP would be considered operating income and expenses under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 as follows:

                                                                                   2003              2004              2005
                                                                               -------------     -------------     -------------
                                                                                   ThCh$             ThCh$             ThCh$
Non-operating income under Chilean GAAP ...................................      126,925,716        75,395,934       104,405,590
Less:
   Amortization of negative goodwill ......................................      (24,979,405)       (2,923,755)       (1,799,475)
   Tax refund .............................................................         (517,032)          (93,358)           (6,212)
                                                                               -------------     -------------     -------------
Non-operating income as classified under U.S. GAAP, but
     calculated in accordance with Chilean GAAP ...........................      101,429,279        72,378,821       102,599,903
                                                                               =============     =============     =============

Non-operating expenses under Chilean GAAP .................................       70,551,370        42,601,215        36,682,003
Less:
   Amortization of goodwill ...............................................      (21,338,709)      (21,312,769)      (22,882,697)
   Restructuring costs and severance indemnities ..........................         (235,137)         (249,173)         (272,622)
   Losses on sales of investments, fixed assets and other .................       (1,784,667)       (1,036,928)       (2,810,382)
   Provision for losses on loans and recoverable taxes of foreign
       subsidiaries .......................................................         (513,041)          (79,178)               --
   Directors' compensation ................................................       (4,425,729)       (1,416,131)       (2,073,403)
   Adjustment of property, plant and equipment to net
      realizable value (Note 10) ..........................................         (519,445)         (407,796)               --
   Labor lawsuits .........................................................         (405,596)               --                --
    Loss on sale of machinery of Indalsa Peru .............................               --        (1,837,356)               --
   Legal expenses for defense of Indalsa Peru .............................       (1,482,345)       (1,633,825)       (1,599,466)
   Valuation allowance for fixed and other assets Argentina ...............         (872,026)         (293,265)               --
   Provision for loss on guarantee granted ................................               --        (1,164,268)               --
   Impairment of equity investment in and account receivable
      with Indalsa Peru ...................................................       (1,261,112)       (2,467,145)       (1,101,414)
   Depreciation of property, plant and equipment involved in
      temporary shutdown (see Note 10) ....................................       (1,912,153)       (2,232,564)       (1,353,459)
                                                                               -------------     -------------     -------------
Non-operating expense as classified under U.S. GAAP, but
   calculated in accordance with Chilean GAAP .............................       35,801,410         8,470,817         4,588,560
                                                                               =============     =============     =============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

g) Loan covenants

The Company and its subsidiaries were in compliance with their covenants as of December 31, 2004 and 2005.

h) Goodwill

The net U.S. GAAP balance of goodwill as of December 31, 2004 and 2005 was ThCh$617,433,932 and ThCh$597,310,105 respectively.

The changes in the carrying amount of goodwill on a segment basis for the years ended December 31, 2004 and 2005 are as follows:

                                       Financial        Foods &
                                       services         beverage       Manufacturing   Telecommunications
                                         ThCh$            ThCh$            ThCh$             ThCh$
                                     -------------    -------------    -------------   ------------------

                                     -------------    -------------    -------------     -------------
Balance as of January 1, 2004          586,754,993          422,483       30,156,227           631,126
Cumulative translation adjustment               --               --         (530,897)               --
                                     -------------    -------------    -------------     -------------
Balance as of December 31, 2004        586,754,993          422,483       29,625,330           631,126
Goodwill acquired during the year               --               --               --                --
Madeco's deconsolidation effect            273,315               --      (20,397,142)               --
                                     -------------    -------------    -------------     -------------
Balance as of December 31, 2005        587,028,308          422,483        9,228,188           631,126
                                     =============    =============    =============     =============

i) Insurance Operations

The Company participates in certain insurance brokerage and other operations. There are no material differences in the accounting for these operations between Chilean GAAP and U.S. GAAP.

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

In 2003, the Company committed to a plan to dispose of the equity participation it held in the consolidated subsidiary, Lucchetti Chile In addition, Indalsa's operations in Peru are considered as discontinued as of December 31, 2003 as they were effectively abandoned due to the court case discussed in Note 20 b). There was an impairment of assets related to these discontinued operations in the year ended December 31, 2002 which resulted in a loss of ThCh$32,903,260.

Indalsa Peru was reported as part of the Food and Beverage operating segment. It was accounted for as discontinued operations in accordance with SFAS 144 and, accordingly, amounts in the reconciliation of net income to U.S. GAAP and the additional disclosure notes required under U.S. GAAP for all periods shown, reflect discontinued accounting.

During 2004 and 2005, the Company's then subsidiary Madeco disposed of substantially all of its assets of its subsidiary Alufoil S.A. that produced in Chile mass consumer flexible packaging products such as aluminum foil, trash bags and plastic wrap and did not maintain any continuing involvement in the operations of this component after the final disposal transaction. As a result of the disposal, the results of operations of that component have been eliminated from the ongoing operations of the Company's then subsidiary Madeco.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

j) Discontinued operations (continued)

Alufoil was accounted for as discontinued operations in accordance with SFAS 144, accordingly, amounts in the reconciliation of net income to U.S. GAAP and the additional disclosure notes required under U.S. GAAP for all periods shown, reflect discontinued accounting.

Hoteles Carrera previously operated a chain of five hotels in Chile. At the end of 2003, it sold its main hotel located in Santiago to the Chilean government. In 2004, Hoteles Carrera did not renew the leases it had on three hotels it operated in the north of Chile. In 2005, the Company sold its remaining hotel, Hotel Araucano in Concepcion, discontinuing its operations in the hospitality business.Hoteles Carrera has been accounted for as discontinued operation in accordance with SFAS 144, accordingly, amounts in the reconciliation of net income to U.S. GAAP and the additional disclosure notes required under U.S. GAAP for all periods shown, reflect discontinued accounting.

The major classes of aggregate assets and liabilities from operations which have been discontinued included in the U.S. GAAP Quinenco S.A. consolidated Balance Sheet are as follows:

                                                                             At December, 31
                                                                      ----------------------------
                                                                          2004            2005
                                                                      ------------    ------------
                                                                          ThCh$           ThCh$
Assets:
Cash .............................................................         245,134          65,768
Account receivable, net ..........................................       1,155,054          18,626
Other current assets .............................................       3,155,641       6,480,156
Property, plant and equipment, net ...............................       9,993,530       5,547,629
Other assets .....................................................       4,219,633          18,018
                                                                      ------------    ------------

Total assets of discontinued operations ..........................      18,768,992      12,130,197
                                                                      ============    ============

Liabilities:
Current liabilities ..............................................       5,826,977       5,211,487
Long term liabilities ............................................       5,500,943       3,818,733

                                                                      ------------    ------------
Total liabilities of discontinued operations .....................      11,327,920       9,030,220
Minority interest ................................................       2,011,099       1,800,733
                                                                      ------------    ------------
Quinenco's net investment in discontinued operations (1) .........       5,429,973       1,299,244
                                                                      ============    ============

(1) As of December 31, 2005, Indalsa Peru, Hoteles Carrera and Alufoil were considered as discontinued operations. As of December 31, 2004, only Indalsa Peru was considered as discontinued. Under Chilean GAAP, the amount of Quinenco's investment in discontinued operation in Indalsa Peru is ThCh$0 as a result of the provision made in previous years.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

j) Discontinued operations (continued)

The following major classes of aggregated revenues and expenses are included in the U.S. GAAP Quinenco consolidated Income Statement, presented net of taxes as discontinued operations, are as follows:

                                                                           Year Ended December 31,
                                                                --------------------------------------------
                                                                    2003            2004            2005
                                                                ------------    ------------    ------------
                                                                    ThCh$           ThCh$           ThCh$
Sales ......................................................      74,121,103       6,202,608         923,243
Costs of sales .............................................     (52,854,324)     (5,233,290)       (529,597)
Gross profit ...............................................      21,266,779         969,318         393,646
Administrative and selling expenses ........................     (20,040,493)     (1,210,816)       (491,393)
                                                                ------------    ------------    ------------
Operating income ...........................................       1,226,286        (241,498)        (97,747)
                                                                ============    ============    ============

Non operating loss .........................................     (11,317,147)        916,915        (936,232)
Gain on sale of subsidiary (1) .............................              --       4,216,298              --
                                                                ------------    ------------    ------------
(Loss) gain before taxes and minority interest .............     (10,090,861)      4,891,715      (1,033,979)
                                                                ============    ============    ============

Income tax .................................................       1,787,382      (1,032,727)         (6,743)
Minority interest ..........................................         385,871        (360,564)         68,111
                                                                ------------    ------------    ------------
Net loss for the year in discontinued operations ...........      (7,917,608)      3,498,424        (972,611)
                                                                ============    ============    ============

(1) Lucchetti Chile was sold in March 2004, generating a gain on sale of ThCh$4,216,298.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

k) Comprehensive income

In accordance with U.S. GAAP, the Company reports a measure of all changes in shareholders' equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total of net income and other non-owner equity transactions that result in changes in net shareholders' equity. Comprehensive income is as follows:

                                                                    Before tax amount      Tax (expense)    Net of tax amount
                                                                                            or benefit
                                                                    -----------------    ----------------   -----------------
                                                                          ThCh$                ThCh$              ThCh$

Balance as of December 31, 2003 ................................        (52,500,834)         (4,833,494)        (57,334,328)
Cumulative Translation adjustment ..............................         (6,741,941)                 --          (6,741,941)
Unrealized gains and losses on available-for-sale
  Securities ...................................................         24,580,224          (4,178,639)         20,401,585
                                                                      -------------       -------------       -------------
Balance as of December 31, 2004 ................................        (34,662,551)         (9,012,133)        (43,674,684)
Cumulative Translation adjustment ..............................        (11,806,365)                 --         (11,806,365)
Unrealized gains and losses on available-for-sale
  Securities ...................................................         (8,333,061)          1,414,232          (6,918,829)
                                                                      -------------       -------------       -------------
Balance as of December 31, 2005 ................................        (54,801,977)         (7,597,901)        (62,399,878)

The gains and losses on debt classified as a net investment hedge covering the exposure of foreign investments as permitted by SFAS 133 and presented in other comprehensive income are as follows:

                                                                        2003            2004          2005
                                                                        ThCh$           ThCh$         ThCh$
                                                                     -----------     ----------     ----------
Gain (loss) on debt classified as net investment hedge ..........    (43,476,077)    20,551,823     (2,564,095)

l) Restrictions which limit the payment of dividends by the registrant

The Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Quinenco's proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2005 are as follows:

       Subsidiary                                 Proportionate Share of
                                                  Restricted Net Assets
                                                          ThCh$
       Telefonica del Sur ....................          29,440,104

       LQIF ..................................         403,790,930

       Banco de Chile ........................         168,568,450

The amount of consolidated retained earnings which represents undistributed earnings of investments accounted for under the equity method as of December 31, 2005 is ThCh$14,418,253.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

m) Contingent Liabilities

Indirect guarantees for non-financial services are as follows:

                                                                                         Pledged Assets     Balances pending payment
------------------------------------------------------------------------------------------------------------------------------------
Creditor of Guarantee         Name                                            Type of         Book            2004          2005
                                                                             collateral       value
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              ThCh$           ThCh$          ThCh$
Banco del Estado de Chile     Empresa El Penon S.A.                            General             --      19,789,400     18,281,520
Banco del Estado de Chile     VTR  S.A.                                        General             --       5,037,301      4,653,478
Banco del Estado de Chile     Inversiones Punta Brava S.A.                     General             --      17,886,219     16,486,607
Banco del Estado de Chile     Inversiones Ranquil S.A.                         General             --      18,224,465     16,802,616
Banco del Estado de Chile     Inmobiliaria e Inver. Hidroindustriales S.A.     General             --      17,495,900     16,134,949
Banco del Estado de Chile     Inversiones y Bosques S.A.                       General             --      17,398,500     16,042,524
Banco del Estado de Chile     Empresa El Penon S.A.                            Shares       27,987,981     19,789,400     18,281,520
Banco del Estado de Chile     VTR  S.A.                                        Shares       19,082,709      5,037,301      4,653,478
Banco del Estado de Chile     Inversiones Punta Brava S.A.                     Shares       25,091,994     17,886,219     16,486,607
Banco del Estado de Chile     Inversiones Ranquil S.A.                         Shares       25,693,777     18,224,465     16,802,616
Banco del Estado de Chile     Inmobiliaria e Inver. Hidroindustriales S.A.     Shares       24,589,574     17,495,900     16,134,949
Banco del Estado de Chile     Inversiones y Bosques S.A.                       Shares       24,438,198     17,398,500     16,042,524

                                                                                          Release of Guarantees
----------------------------------------------------------------------------------------------------------------------
Creditor of Guarantee         Name                                                  2006           2007           2008

----------------------------------------------------------------------------------------------------------------------
                                                                                    ThCh$          ThCh$         ThCh$
Banco del Estado de Chile     Empresa El Penon S.A.                                   --              --            --
Banco del Estado de Chile     VTR  S.A.                                               --              --            --
Banco del Estado de Chile     Inversiones Punta Brava S.A.                            --              --            --
Banco del Estado de Chile     Inversiones Ranquil S.A.                                --              --            --
Banco del Estado de Chile     Inmobiliaria e Inver. Hidroindustriales S.A.            --              --            --
Banco del Estado de Chile     Inversiones y Bosques S.A.                              --              --            --
Banco del Estado de Chile     Empresa El Penon S.A.                                   --              --     5,597,596
Banco del Estado de Chile     VTR  S.A.                                               --              --     3,816,542
Banco del Estado de Chile     Inversiones Punta Brava S.A.                            --              --            --
Banco del Estado de Chile     Inversiones Ranquil S.A.                                --              --            --
Banco del Estado de Chile     Inmobiliaria e Inver. Hidroindustriales S.A.            --              --            --
Banco del Estado de Chile     Inversiones y Bosques S.A.                              --              --            --

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

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

                                                    Year ended        As of
                                                   December 31,    December 31,
                                                       2005            2005
                                                   ------------  ---------------
                                                       Fees      Contract amount
                                                       MCh$            MCh$

          Standby letters of credits ..........              11          11,074
          Foreign office guarantees ...........             133          21,976
          Performance bonds ...................           3,154         539,385
                                                   ------------    ------------
                   Total ......................           3,298         572,435
                                                   ============    ============

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

Guarantees expiration periods are as follows:

                                        Due within    Due after 1 year   Due after 3      Due after 5
                                          1 year        but within 3      years but          years            Total
                                                           years        within 5 years
                                       ------------   ----------------  --------------    ------------     ------------
                                           MCh$             MCh$             MCh$             MCh$             MCh$
Standby letters of credits ........           8,965            1,914              195               --           11,074
Foreign office guarantees .........          21,976               --               --               --           21,976
Performance bonds .................         354,325          158,882           22,898            3,280          539,385
                                       ------------     ------------     ------------     ------------     ------------
         Total ....................         385,266          160,796           23,093            3,280          572,435
                                       ============     ============     ============     ============     ============

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

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

                                                                 As of December 31, 2004              As of December 31, 2005
                                                           -----------------------------------   -----------------------------------
                                                            Long-term   Short-term    Total      Long-term   Short-term     Total
                                                              MCh$         MCh$        MCh$         MCh$        MCh$         MCh$
Central Bank Credit lines for renegotiation of loans ...        1,999          --        1,999        1,407          --        1,407
Other Central Bank borrowings ..........................           --     111,518      111,518           --          --           --
Mortgage finance bonds (1) .............................      853,117          --      853,117      588,088          --      588,088
Bonds ..................................................      188,050          --      188,050      324,704          --      324,704
Subordinated bonds .....................................      275,891          --      275,891      305,284          --      305,284
Borrowings from domestic financial institutions ........           --      27,349       27,349           --      90,160       90,160
Foreign borrowings .....................................      263,986     353,002      616,988      647,510      13,983      661,493
Investments under agreements to repurchase .............           --     361,653      361,653           --     270,750      270,750
Other obligations ......................................       11,488      34,973       46,461        1,338      32,405       33,743
                                                           -------------------------------------------------------------------------
    Total other interest bearing liabilities ...........    1,594,531     888,495    2,483,026    1,868,331     407,298    2,275,629
                                                           =========================================================================

(1) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 4.07% as of December 31, 2005.

The maturities of outstanding mortgage bond amounts as of December 31, 2005 are as follows:

                                                              As of December 31,
                                                                     2005
                                                              ------------------
                                                                     MCh$

      Due within 1 year ...................................          72,128
      Due after 1 year but within 2 years .................          55,128
      Due after 2 years but within 3 years ................          53,566
      Due after 3 years but within 4 years ................          52,419
      Due after 4 years but within 5 years ................          51,023
      Due after 5 years ...................................         303,824
                                                                 ----------
          Total mortgage finance bonds ....................         588,088
                                                                 ==========

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

o) Fees and income from services

The following note relates to the Company's banking operations and amounts stated are rounded to millions of Chilean pesos.

The Company's banking operations' fees and income from services and non-operating income and expenses for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

                                                                                      Years ended December 31,
                                                                  -----------------------------------------------------------------
                                                                          2003                   2004                   2005
                                                                  -----------------------------------------------------------------
                                                                   Income    Expenses     Income    Expenses     Income    Expenses
                                                                    MCh$       MCh$        MCh$       MCh$        MCh$       MCh$
Fees and income from services
Mutual funds ...................................................    15,569     (1,480)     21,182     (1,896)     25,472     (2,286)
Insurance ......................................................    11,140     (1,198)     14,925       (178)     20,023       (157)
Debit accounts and ATMs ........................................    16,243     (7,567)     18,203     (7,395)     19,812     (7,367)
Stock brokerage ................................................    10,526       (650)     13,321       (803)     15,131        (32)
Receipts and payment of services ...............................     7,623         (7)      8,258        (10)      9,380       (230)
Collection of overdue loans ....................................     9,155         --       8,877         --       8,656         --
Financial advisory services ....................................     5,681         --       4,799         --       8,134         --
Credit lines ...................................................     5,863         --       6,990         --       7,272         --
Demand deposits ................................................     5,213         --       5,572         --       5,272         --
Income and revenue from assets received in lieu of payment .....     4,438     (1,861)      5,688     (1,675)      5,072     (1,553)
Contingent fees ................................................     3,464         --       3,864         --       4,349         --
Foreign trade and currency exchange ............................     3,461         --       3,533         --       3,336         --

Letters of credit guarantees, collaterals and other
  contingent loans .............................................     1,845         --       3,083         --       3,020         --
Collection services ............................................     3,052         --       3,689         --       2,527         --
Prepaid loans ..................................................     2,091         --       3,436         --       2,352         --
Custody and trust services .....................................       967         --       1,449         --       1,762         --
Leasing ........................................................     1,739       (546)      1,684        (89)      1,590       (307)
Factoring ......................................................       780         (3)        657        (52)        619         (9)
Sales force expenses ...........................................        --    (11,536)         --    (11,596)         --    (15,015)
Cobranding expenses ............................................        --     (6,314)         --     (3,764)         --     (5,817)
Teller services expenses .......................................        --     (3,369)         --     (3,510)         --     (3,960)
Other ..........................................................     4,433     (2,606)      6,645     (3,206)      7,863     (4,999)
                                                                  -----------------------------------------------------------------
    Total ......................................................   113,283    (37,137)    135,855    (34,174)    151,642    (41,732)
                                                                  =================================================================

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

p) Non-operating income and expense

The following note relates to the Company's banking operations and amounts stated are rounded to millions of Chilean pesos.

The Company's banking operations' non-operating income and expenses for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

                                                                                       Years ended December 31,
                                                                  -----------------------------------------------------------------
                                                                          2003                   2004                   2005
                                                                  -----------------------------------------------------------------
                                                                   Income    Expenses     Income    Expenses     Income    Expenses
                                                                    MCh$       MCh$        MCh$       MCh$        MCh$       MCh$
Non-operating income and expenses
Gains on sales of assets received in lieu of payment ...........     1,361         --         873         --       4,386         --
Asset received in lieu of payment ..............................       403         --       1,060         --       2,832         --
Rental income ..................................................     2,514         --       2,441         --       2,353         --
Income (losses) attributable to investments in
  other companies ..............................................        --     (1,192)        477         --         579         --
Recoveries of expenses .........................................       552         --         604         --         295         --
Foreign trade income ...........................................         6         --         151         --         131         --
Income from sale of fixed assets ...............................       559         --         308         --         122         --
Dividends received .............................................        21         --          58         --          91         --
Leasing income .................................................         1         --          78         --          56         --
Insurance claims ...............................................       115         --           1         --           5         --
Amortization of intangibles ....................................        --    (18,634)         --    (16,486)         --    (13,710)
Charge-offs assets received in lieu of payment .................        --     (7,811)         --     (8,515)         --    (10,826)
Charge-offs ....................................................        --     (2,396)         --     (1,375)         --     (1,284)
Provision for recovered leased assets ..........................        --     (1,458)         --     (1,506)         --     (1,062)
Write-offs for frauds ..........................................        --       (114)         --     (1,101)         --       (546)
Expenses on charge-off for leasing .............................        --       (642)         --       (251)         --       (359)
Fair Value Other ...............................................        19         --          --        (77)         --       (347)
Advertising expenses ...........................................        --        (47)         --        (55)         --        (62)
Reversal of adjustments and interest from previous years .......        --       (720)         --       (128)         --        (48)
Charge-offs and provision related to fixed assets ..............        --       (132)         --        (45)         --        (24)
Legal contingencies provision ..................................        --       (156)         --       (189)         --        (20)
Charge-off obsolete materials ..................................        --       (341)         --         (1)         --         --
Provision and charge-offs other assets .........................        --       (701)         --       (423)         --         --
Amortization of negative goodwill ..............................        --        (57)         --         --          --         --
Tax expenses from previous years ...............................        --         --          --     (2,328)         --         --
Other ..........................................................       497     (1,286)        481       (566)        420       (703)
                                                                  -----------------------------------------------------------------
    Total ......................................................     6,048    (35,687)      6,532    (33,046)     11,270    (28,991)
                                                                  =================================================================

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

q) Lease commitments:

The Company's subsidiary CNT Telefonica del Sur, leases certain property under long-term non-cancelable leases, which are accounted for as capital leases. The related future minimum lease payments as of December 31, 2005 were as follows:

                                                                       As of
                                                                    December 31,
                                                                        2005
                                                                       ThCh$

      2006.......................................................       906,451
      2007.......................................................       365,058
      2008.......................................................       365,058
                                                                    -----------
      Total......................................................     1,636,567
                                                                    ===========

The Company's banking operations schedules cash flow from lease receivables as follows:

                                                         As of December 31, 2005
                                               -------------------------------------------
      Maturity                                    Total         Unearned       Net lease
      --------                                  Receivable       Income        Receivable
                                               ------------   ------------    ------------
                                                   MCh$            MCh$           MCh$
      2006..................................      147,793        (21,446)        126,347
      2007..................................      111,951        (15,844)         96,107
      2008..................................       79,854        (11,439)         68,415
      2009..................................       58,085         (8,293)         49,792
      2010..................................       36,540         (6,033)         30,507
      Thereafter............................       97,245        (13,608)         83,637
                                                 ---------------------------------------
              Total leasing contracts.......      531,468        (76,663)        454,805
                                                 =======================================

Leased assets consist principally of real estate, industrial machinery, vehicle and computer equipment. The allowance for uncollectible lease receivable was MCh$5,856 as of December 31, 2005 (MCh$6,072 as of December 31, 2004), which forms part of the allowance for loan losses.

The rental expense on premises of the Company's banking operations was MCh$7,430, MCh$7,335 and MCh$8,354 for the years ended December 31, 2003, 2004 and 2005, respectively.

r) Recent accounting pronouncements

Stock Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The proforma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R, beginning January 1, 2006. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented.

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

r) Recent accounting pronouncements (continued)

The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R. The retroactive method would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have an impact on its consolidated results of operations and earnings per share. The impact of adoption of Statement 123(R) cannot be measured at this time because it will depend on levels of share-based payments granted in the future.

Accounting for certain hybrid financial instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 "Accounting for Certain hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140". This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Management is currently evaluating the effect of the statement on the Bank's results of operations and financial condition.

s) Concentration of credit risk

s1) Non-financial services

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base being located in Chile; and no customer has outstanding receivables of more than 10%. The Company does not require collateral or security for its accounts receivable.

s2) Financial services

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

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

s2) Financial services (continued)

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

t) Sale and leaseback transactions

Leaseback transactions as of December 31, 2005 are detailed as follows:

      On March 30, 2001, the Company's indirect subsidiary Alusa, entered into a sale and leaseback contract on the Quilicura assets with Corpbanca in connection with restructuring its liabilities. The leaseback contract is repayable over 15 years and the following are the main features of the contract:

      Seller                      :     Alusa
      Purchaser                   :     Corpbanca
      Assets involved             :     Buildings and plant located in Quilicura
      Purchase price              :     UF 414,597
      Final value of contract     :     UF 641,265
      Number of installments      :     180 months
      Contract period             :     From March 30, 2001 to March 30, 2016
      Interest rate               :     6.53% semiannual (variable)

      This transaction had no effect on results.

u) Stock option plan

A summary of stock option activity for the Plan is as follows:

                                                For the Year Ended December 31,
                                               --------------------------------
                                                    2004              2005
                                               --------------------------------
                                                   Number            Number
                                               --------------    --------------

          Authorized at beginning of period       493,334,000       311,186,276
          Granted during the period                        --      (130,000,000)
          Cancelled during the period                      --       130,000,000
          Exercised during the period            (182,147,724)               --
                                               --------------    --------------
          Authorized at end of period             311,186,276       311,186,276
                                               ==============    ==============

The Company applies Accounting Principles Board Opinion No.25 when accounting for stock options, and no compensation cost is recognized for grants made to employees when the grant price is greater than or equal to the market price of a common share on the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123(R), "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, net loss would have been increased to the proforma amounts indicated below:

                         QUINENCO S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles (continued)

u) Stock option plan (continued)

                                                                          ------------------
                                                                          Proforma net loss
                                                                          for the year ended
                                                                          December 31, 2003
                                                                          ------------------
                                                                                 ThCh$
      Net loss attributable to common shareholders, as reported .......       (20,877,661)
      Add: Stock based employee compensation expense included in
        reported net loss, net of tax related effects .................                --
      Deduct: total stock-based employee compensation expense
        determined under fair value based method for all awards,
        net of related tax effect .....................................        (4,054,633)
      Proforma net loss ...............................................       (24,932,294)
      Loss per share ..................................................             (7.31)
      As reported .....................................................             (8.73)

The per share weighted-average fair value of stock options granted during 2003 was ThCh$ 25.89. Such amount was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: 2003 - expected dividend yield of 0%, risk-free rate of 18 months, volatility of 27.16%.

v) Employees collective bargaining agreements

As of December 31, 2005, approximately 22.05% of the Company's employees are covered by collective bargaining agreements. Of the employees covered by collective agreements, 0.41% of them are covered by collective agreements which will expire within one year.

                         QUINENCO S.A. AND SUBSIDIARIES
          SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF QUINENCO S.A,
                             ("QUINENCO INDIVIDUAL")
           (expressed in constant Chilean pesos of December 31, 2005, unless otherwise stated)

Schedule I - Condensed financial information of Quinenco S.A. ("Quinenco Individual")

1) Condensed balance sheets of Quinenco Individual under U.S. GAAP as of December 31, 2004 and 2005 are as follows:

                                                                             As of December, 31
                                                                        ----------------------------
                                                                            2004            2005
                                                                        ------------    ------------
                                                                            ThCh$           ThCh$
      Assets:
      Current assets
      Cash and time deposits .......................................         438,053         418,945
      Other current assets .........................................      18,774,113      28,523,606
                                                                        ------------    ------------
              Total current assets .................................      19,212,166      28,942,551
                                                                        ------------    ------------

      Net property, plant and equipment ............................       5,148,456       4,843,029
                                                                        ------------    ------------

      Other assets:
      Investments in and advances to related companies .............     564,673,377     644,931,071
      Other non-current assets .....................................     241,068,123     196,449,040
                                                                        ------------    ------------
              Total other assets ...................................     805,741,500     841,380,111
                                                                        ------------    ------------

              Total assets .........................................     830,102,122     875,165,691
                                                                        ============    ============

      Liabilities and Shareholders' Equity:

      Current liabilities ..........................................      34,330,532      25,528,887
      Long-term liabilities ........................................      89,941,555      93,415,774

      Shareholders' equity
      Common stock .................................................     487,721,867     487,721,867
      Reserves .....................................................     218,108,168     268,499,163
                                                                        ------------    ------------
                                                                         705,830,035     756,221,030

              Total Liabilities and Shareholders' equity ...........     830,102,122     875,165,691
                                                                        ============    ============

Schedule I - Condensed financial information of Quinenco S.A. ("Quinenco Individual") (continued)

2) Condensed income statements of Quinenco Individual under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 are as follows:

                                                                                           Year ended December, 31
                                                                                --------------------------------------------
                                                                                    2003            2004            2005
                                                                                ------------    ------------    ------------
                                                                                    ThCh$           ThCh$           ThCh$
      Operating results:
      Net sales ............................................................              --              --              --
      Cost of sales ........................................................              --              --              --
      Administrative and selling expenses ..................................      (5,695,310)     (5,069,361)     (1,860,917)
      Other operating results ..............................................         770,213              --              --
                                                                                ------------    ------------    ------------
            Operating income ...............................................      (4,925,097)     (5,069,361)     (1,860,917)

      Non-Operating results:
      Non-operating income and expenses, net ...............................      35,681,381        (571,445)      6,063,556
      Income taxes .........................................................        (188,939)     (2,705,476)        220,797
      Equity participation in income (loss) of related companies, net ......      40,020,080      44,919,660      80,250,972

            Income (loss) before cumulative change in accounting
             principle .....................................................      70,587,425      36,573,378      84,674,408
      Income (loss) from discontinued operations, net of taxes
        and minority interest ..............................................      (7,917,608)      3,498,424        (972,611)
                                                                                ------------    ------------    ------------
            Net (loss) income ..............................................      62,669,817      40,071,802      83,701,797
                                                                                ============    ============    ============

Schedule I - Condensed financial information of Quinenco S.A. ("Quinenco Individual") (continued)

3) Condensed statements of cash flows of Quinenco Individual under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 are as follows:

                                                                                      Year ended December 31,
                                                                          -----------------------------------------------
                                                                              2003             2004             2005
                                                                          -------------    -------------    -------------
                                                                              ThCh$            ThCh$            ThCh$
    Net cash provided by (used in) operating activities ..............       50,843,763       (2,531,447)       3,192,089
                                                                          -------------    -------------    -------------
Cash flows from financing activities:
Proceeds from loans obtained from related companies ..................       45,626,241       12,913,759               --
Proceeds from bond issuances .........................................               --               --       46,710,168
Dividends paid .......................................................          (20,809)     (19,527,956)     (14,448,930)
Payment of debt ......................................................      (16,917,960)              --       (6,174,000)
Payment of bonds .....................................................      (11,633,563)     (16,122,513)     (56,384,310)
Payment of loans obtained from related companies .....................               --               --               --
Other disbursements for financing ....................................          (55,738)       6,229,551         (872,692)
                                                                          -------------    -------------    -------------
    Net cash provided by (used in) financing activities ..............       16,998,171      (16,507,159)     (31,169,764)
                                                                          -------------    -------------    -------------
Cash flows from investing activities:
Proceeds from sales of property, plant and equipment .................           48,916          923,046           32,233
Proceeds from sales of permanent investments .........................       16,624,583               --            7,052
Payments received on loans to related companies ......................               --               --       58,638,096
Other receipts from investments ......................................       39,724,180               --               --
Additions to property, plant and equipment ...........................         (592,073)         (43,114)         (60,226)
Long-term investments ................................................      (46,061,290)          (4,442)     (13,647,755)
Other loans granted to related companies .............................     (108,042,859)              --      (10,890,236)
Other investment disbursements .......................................               --               --               --
                                                                          -------------    -------------    -------------
    Net cash provided by (used in) investing activities ..............      (98,298,543)         875,490       34,079,164
                                                                          -------------    -------------    -------------
Net cash flow for the year ...........................................      (30,456,609)     (18,163,116)       6,101,489
Effect of price-level restatement on cash and cash equivalents .......       (4,217,568)        (377,413)        (564,742)
Effect of exchange rate differences in cash and cash equivalents .....           (6,411)          (5,569)          (8,548)
    Net (decrease) increase in cash and cash equivalents .............      (34,680,588)     (18,546,098)       5,528,199
Cash and cash equivalents beginning of year ..........................       64,328,223       29,647,635       11,101,537
                                                                          -------------    -------------    -------------
Cash and cash equivalents end of year ................................       29,647,635       11,101,537       16,629,736
                                                                          =============    =============    =============

4) As of December 2004 and 2005, Quinenco Individual, under U.S. GAAP, has no payable long-term debt.

Schedule I - Condensed financial information of Quinenco S.A. ("Quinenco Individual") (continued)

5) The following table presents bonds payable as of December 31, 2004 and 2005:

                                Face value                     Interest
              Series            outstanding      Currency        rate         Maturity             Par value as of
                                                                                                     December 31,
                                                                                             --------------------------
                                                                                                 2004           2005
                                                                                             -----------    -----------
                                                                   %                             ThCh$          ThCh$
                 A                       --          UF           4.17        21/07/2026       1,488,480        678,759
                 B                       --          UF           6.2         30/04/2008      16,724,758             --
                 D                  337,500          UF           3.5         21/07/2013              --      6,835,595
                                                                                             -----------    -----------
       Total current portion                                                                  18,213,238      7,514,354
                                                                                             ===========    ===========

                 A                2,000,000          UF           4.17        21/07/2026      34,759,648     35,949,620
                 B                       --          UF           6.2         30/04/2008      40,366,044              -
                 D                2,362,500          UF           3.5         21/07/2013              --     42,465,489
                                                                                             -----------    -----------
      Total long-term portion                                                                 75,125,692     78,415,109
                                                                                             ===========    ===========

6) The following table presents a schedule of debt maturity in each of the next five years and thereafter as of December 31, 2005:

                                                              As of December 31,
                                                                     2005
                                                              ------------------
                                                                    ThCh$

            2006..........................................         8,313,350
            2007..........................................         8,313,350
            2008..........................................         8,313,350
            2009..........................................         8,313,350
            2010..........................................         8,313,350
            Thereafter ...................................        41,791,433
                                                               -------------
                   Total  ................................        83,358,183
                                                               =============

7) The following table presents the dividends received by Quinenco Individual in the years ended December 31, 2003, 2005 and 2005:

                                               Year ended December 31,
                                    --------------------------------------------
                                        2003            2004            2005
                                    ------------    ------------    ------------
                                        ThCh$           ThCh$           ThCh$

Dividends received ...............    61,706,072       8,784,092      12,039,191